Exhibit T3E.1

THE INFORMATION IN THIS DISCLOSURE STATEMENT IS SUBJECT TO CHANGE. THIS DISCLOSURE STATEMENT IS NOT AN OFFER TO SELL ANY SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY ANY SECURITIES.

IN THE UNITED STATES BANKRUPTCY COURT
FOR THE SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

)
In re:	)	Chapter 11
)
GULFPORT ENERGY CORPORATION, et al.,[1]	)	Case No. 20-35562 (DRJ)
)
Debtors.	)	(Jointly Administered)
)
)

DISCLOSURE STATEMENT RELATING TO
THE JOINT CHAPTER 11 PLAN OF REORGANIZATION
OF GULFPORT ENERGY CORPORATION AND ITS DEBTOR SUBSIDIARIES

JACKSON WALKER L.L.P.		KIRKLAND & ELLIS LLP
Matthew D. Cavenaugh (TX Bar No. 24062656)		KIRKLAND & ELLIS INTERNATIONAL LLP
Veronica A. Polnick (TX Bar No. 24079148)		Edward O. Sassower, P.C.
Cameron A. Secord (TX Bar No. 24093659)		Steven N. Serajeddini, P.C. (admitted pro hac vice)
1401 McKinney Street, Suite 1900		601 Lexington Avenue
Houston, Texas 77010		New York, New York 10022
Telephone:	(713) 752-4200	Telephone:	(212) 446-4600
Facsimile:	(713) 752-4221	Facsimile:	(212) 446-4800
Email:	mcavenaugh@jw.com	Email:	edward.sassower@kirkland.com
	vpolnick@jw.com		steven.serajeddini@kirkland.com
csecord@jw.com
-and-

Co-Counsel for the Debtors and
Debtors in Possession	Christopher S. Koenig (admitted pro hac vice)
300 North LaSalle Street
Chicago, Illinois 60654
	Telephone:	(312) 862-2000
	Facsimile:	(312) 862-2200
	Email:	chris.koenig@kirkland.com
Dated: February 23, 2021

[1]	The Debtors in these chapter 11 cases, along with the last four digits of each Debtor’s federal tax identification number, are: Gulfport Energy Corporation (1290); Gator Marine, Inc. (1710); Gator Marine Ivanhoe, Inc. (4897); Grizzly Holdings, Inc. (9108); Gulfport Appalachia, LLC (N/A); Gulfport MidCon, LLC (N/A); Gulfport Midstream Holdings, LLC (N/A); Jaguar Resources LLC (N/A); Mule Sky LLC (6808); Puma Resources, Inc. (6507); and Westhawk Minerals LLC (N/A). The location of the Debtors’ service address is: 3001 Quail Springs Parkway, Oklahoma City, Oklahoma 73134.

IMPORTANT INFORMATION ABOUT THIS DISCLOSURE STATEMENT2

THE DEBTORS ARE PROVIDING THE INFORMATION IN THIS DISCLOSURE STATEMENT TO HOLDERS OF CLAIMS ENTITLED TO VOTE FOR PURPOSES OF SOLICITING VOTES TO ACCEPT OR REJECT THE PLAN. NOTHING IN THIS DISCLOSURE STATEMENT MAY BE RELIED UPON OR USED BY ANY ENTITY FOR ANY OTHER PURPOSE. BEFORE DECIDING WHETHER TO VOTE FOR OR AGAINST THE PLAN, EACH HOLDER ENTITLED TO VOTE SHOULD CAREFULLY CONSIDER ALL OF THE INFORMATION IN THIS DISCLOSURE STATEMENT, INCLUDING THE RISK FACTORS DESCRIBED IN ARTICLE IX HEREIN.

THE PLAN IS SUPPORTED BY THE DEBTORS AND HOLDERS OF APPROXIMATELY 95% OF THE RBL LENDERS AND APPROXIMATELY 70% OF THE UNSECURED NOTES. THE DEBTORS URGE HOLDERS OF CLAIMS AND INTERESTS WHOSE VOTES ARE BEING SOLICITED TO VOTE TO ACCEPT THE PLAN. THE COMMITTEE, AS A FIDUCIARY FOR UNSECURED CREDITORS, IS IN THE MIDST OF AN INVESTIGATION INTO NUMEROUS PREPETITION TRANSACTIONS AND THE TREATMENT OF CLAIMS UNDER THE PLAN. BASED ON THE PRELIMINARY INDICATIONS OF ITS INVESTIGATION, THE COMMITTEE DOES NOT SUPPORT THE PLAN’S PROPOSED ALLOCATION OF DISTRIBUTABLE VALUE FOR UNSECURED CREDITORS, AND THEREFORE DOES NOT SUPPORT THE PLAN. THIS DISCLOSURE STATEMENT INCLUDES CERTAIN VIEWS AND POSITIONS OF THE COMMITTEE REGARDING THE DEBTORS’ PLAN. THESE VIEWS AND POSITIONS MAY NOT REFLECT THE VIEWS OF EACH OF THE INDIVIDUAL MEMBERS OF THE COMMITTEE, EACH OF WHICH RESERVES ALL RIGHTS.

THE DEBTORS URGE EACH HOLDER OF A CLAIM ENTITLED TO VOTE TO CONSULT WITH ITS OWN ADVISORS WITH RESPECT TO ANY LEGAL, FINANCIAL, SECURITIES, TAX, OR BUSINESS ADVICE IN REVIEWING THIS DISCLOSURE STATEMENT, THE PLAN, AND THE TRANSACTIONS CONTEMPLATED THEREBY. FURTHERMORE, THE BANKRUPTCY COURT’S APPROVAL OF THE ADEQUACY OF THE INFORMATION CONTAINED IN THIS DISCLOSURE STATEMENT DOES NOT CONSTITUTE THE BANKRUPTCY COURT’S APPROVAL OF THE PLAN.

THIS DISCLOSURE STATEMENT CONTAINS, AMONG OTHER THINGS, SUMMARIES OF THE PLAN, CERTAIN STATUTORY PROVISIONS, AND CERTAIN EVENTS AND ANTICIPATED EVENTS IN THE CHAPTER 11 CASES. ALTHOUGH THE DEBTORS BELIEVE THAT THESE SUMMARIES ARE FAIR AND ACCURATE, THESE SUMMARIES ARE QUALIFIED IN THEIR ENTIRETY TO THE EXTENT THAT THEY DO NOT SET FORTH THE ENTIRE TEXT OF SUCH DOCUMENTS OR STATUTORY PROVISIONS OR EVERY DETAIL OF SUCH EVENTS. IN THE EVENT OF ANY INCONSISTENCY OR DISCREPANCY BETWEEN A DESCRIPTION IN THIS DISCLOSURE STATEMENT AND THE TERMS AND PROVISIONS OF THE PLAN OR ANY OTHER DOCUMENTS INCORPORATED HEREIN BY REFERENCE, THE PLAN OR SUCH OTHER DOCUMENTS WILL GOVERN FOR ALL PURPOSES. A COPY OF THE PLAN TO WHICH THIS DISCLOSURE STATEMENT RELATES IS ATTACHED HERETO AS EXHIBIT A. FACTUAL INFORMATION CONTAINED IN THIS DISCLOSURE STATEMENT HAS BEEN PROVIDED BY THE DEBTORS’ MANAGEMENT EXCEPT WHERE OTHERWISE SPECIFICALLY NOTED. THE DEBTORS DO NOT REPRESENT OR WARRANT THAT THE INFORMATION CONTAINED HEREIN OR ATTACHED HERETO IS WITHOUT ANY MATERIAL INACCURACY OR OMISSION.

IN PREPARING THIS DISCLOSURE STATEMENT, THE DEBTORS RELIED ON FINANCIAL DATA DERIVED FROM THE DEBTORS’ BOOKS AND RECORDS AND ON VARIOUS ASSUMPTIONS REGARDING THE DEBTORS’ BUSINESSES. WHILE THE DEBTORS BELIEVE THAT SUCH FINANCIAL INFORMATION FAIRLY REFLECTS THE FINANCIAL CONDITION OF THE DEBTORS AS OF THE DATE HEREOF AND THAT THE ASSUMPTIONS REGARDING FUTURE EVENTS REFLECT REASONABLE BUSINESS JUDGMENTS, NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OF THE FINANCIAL INFORMATION CONTAINED HEREIN OR ASSUMPTIONS REGARDING THE DEBTORS’ BUSINESSES AND THEIR FUTURE RESULTS AND OPERATIONS. THE DEBTORS EXPRESSLY CAUTION READERS NOT TO PLACE UNDUE RELIANCE ON ANY FORWARD-LOOKING STATEMENTS CONTAINED HEREIN.

THIS DISCLOSURE STATEMENT DOES NOT CONSTITUTE, AND MAY NOT BE CONSTRUED AS, AN ADMISSION OF FACT, LIABILITY, STIPULATION, OR WAIVER. THE DEBTORS or any other Authorized Party MAY SEEK TO INVESTIGATE, FILE, AND PROSECUTE CLAIMS AND MAY OBJECT TO CLAIMS AFTER THE CONFIRMATION OR EFFECTIVE DATE OF THE PLAN IRRESPECTIVE OF WHETHER THIS DISCLOSURE STATEMENT IDENTIFIES ANY SUCH CLAIMS OR OBJECTIONS TO CLAIMS.

[2]	Capitalized terms used but not otherwise defined in this Disclosure Statement shall have the meaning ascribed to such terms in the Joint Chapter 11 Plan of Reorganization of Gulfport Energy Corporation and Its Debtor Affiliates, a copy of which is attached hereto as Exhibit A. The summary of the Plan provided herein is qualified in its entirety by reference to the Plan. In the case of any inconsistency between this Disclosure Statement and the Plan, the Plan will govern.

THE DEBTORS ARE MAKING THE STATEMENTS AND PROVIDING THE FINANCIAL INFORMATION CONTAINED IN THIS DISCLOSURE STATEMENT AS OF THE DATE HEREOF, UNLESS OTHERWISE SPECIFICALLY NOTED. ALTHOUGH THE DEBTORS MAY SUBSEQUENTLY UPDATE THE INFORMATION IN THIS DISCLOSURE STATEMENT, THE DEBTORS HAVE NO AFFIRMATIVE DUTY TO DO SO, AND EXPRESSLY DISCLAIM ANY DUTY TO PUBLICLY UPDATE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS, OR OTHERWISE. HOLDERS OF CLAIMS AND INTERESTS REVIEWING THIS DISCLOSURE STATEMENT SHOULD NOT INFER THAT, AT THE TIME OF THEIR REVIEW, THE FACTS SET FORTH HEREIN HAVE NOT CHANGED SINCE THIS DISCLOSURE STATEMENT WAS FILED. INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION, MODIFICATION, OR AMENDMENT. THE DEBTORS RESERVE THE RIGHT TO FILE AN AMENDED OR MODIFIED PLAN AND RELATED DISCLOSURE STATEMENT FROM TIME TO TIME, SUBJECT TO THE TERMS OF THE PLAN AND THE RESTRUCTURING SUPPORT AGREEMENT.

THE DEBTORS HAVE NOT AUTHORIZED ANY ENTITY TO GIVE ANY INFORMATION ABOUT OR CONCERNING THE PLAN OTHER THAN THAT WHICH IS CONTAINED IN THIS DISCLOSURE STATEMENT. THE DEBTORS HAVE NOT AUTHORIZED ANY REPRESENTATIONS CONCERNING THE DEBTORS OR THE VALUE OF THEIR PROPERTY OTHER THAN AS SET FORTH IN THIS DISCLOSURE STATEMENT.

IF THE PLAN IS CONFIRMED BY THE BANKRUPTCY COURT AND THE EFFECTIVE DATE OCCURS, ALL HOLDERS OF CLAIMS (INCLUDING THOSE HOLDERS OF CLAIMS WHO DO NOT SUBMIT BALLOTS TO ACCEPT OR REJECT THE PLAN, who vote to reject the Plan, or WHO ARE NOT ENTITLED TO VOTE ON THE PLAN) WILL BE BOUND BY THE TERMS OF THE PLAN AND THE RESTRUCTURING TRANSACTION CONTEMPLATED THEREBY.

The confirmation and effectiveness of the Plan are subject to certain material conditions precedent described herein and set forth in Article IX of the Plan. There is no assurance that the Plan will be confirmed, or if confirmed, that the conditions required to be satisfied for the Plan to go effective will be satisfied (or waived).

You are encouraged to read the Plan and this Disclosure Statement in THEIR entirety, including Article IX, entitled “RISK FACTORS,” which begins on PAGE 63 before submitting your ballot to vote on the Plan.

The BANKRUPTCY Court’s approval of this Disclosure Statement does not constitute a guarantee by the BANKRUPTCY Court of the accuracy or completeness of the information contained herein or an endorsement by the BANKRUPTCY Court of the merits of the Plan.

Summaries of the Plan and statements made in this Disclosure Statement are qualified in their entirety by reference to the Plan. The summaries of the financial information and the documents annexed to this Disclosure Statement or otherwise incorporated herein by reference are qualified in their entirety by reference to those documents. The statements contained in this Disclosure Statement are made only as of the date of this Disclosure Statement, and there is no assurance that the statements contained herein will be correct at any time after such date. Except as otherwise provided in the Plan or in accordance with applicable law, the Debtors are under no duty to update or supplement this Disclosure Statement.

THIS DISCLOSURE STATEMENT HAS BEEN PREPARED IN ACCORDANCE WITH SECTION 1125 OF THE BANKRUPTCY CODE AND BANKRUPTCY RULE 3016(B) AND IS NOT NECESSARILY PREPARED IN ACCORDANCE WITH FEDERAL OR STATE SECURITIES LAWS OR OTHER SIMILAR LAWS. This Disclosure Statement has not been approved or disapproved by the SEC or any similar federal, state, local, or foreign regulatory agency, nor has the SEC or any other agency passed upon the accuracy or adequacy of the statements contained in this Disclosure Statement. ANY REPRESENTATION to the CONTRARY IS A CRIMINAL OFFENSE.

The Debtors have sought to ensure the accuracy of the financial information provided in this Disclosure Statement; however, the financial information contained in this Disclosure Statement or incorporated herein by reference has not been, and will not be, audited or reviewed by the Debtors’ independent auditors unless explicitly provided otherwise.

Upon confirmation of the Plan, certain (but not all) of the securities described in this Disclosure Statement will be issued without registration under the SECURITIES ACT or similar federal, state, local, or foreign laws, in reliance on the exemption set forth in section 1145 of the Bankruptcy Code. Other securities may be issued pursuant to other applicable exemptions under the federal securities laws. To the extent THE exemption from registration under section 1145 of the Bankruptcy Code doES not apply, the securities may not be offered or sold except pursuant to a valid exemption or upon registration under the Securities Act.

The Debtors make statements in this Disclosure Statement that are considered forward-looking statements under federal securities laws. The Debtors consider all statements regarding anticipated or future matters to be forward-looking statements. Forward-looking statements may include statements about:

●	THE DEBTORS’ PLANS, OBJECTIVES, AND EXPECTATIONS;

●	THE DEBTORS’ BUSINESS STRATEGY;

●	THE DEBTORS’ FINANCIAL STRATEGY, BUDGET, PROJECTIONS, AND OPERATING RESULTS;

●	THE DEBTORS’ FINANCIAL CONDITION, REVENUES, CASH FLOWS, AND EXPENSES;

●	THE SUCCESS OF THE DEBTORS’ OPERATIONS;

●	THE COSTS OF CONDUCTING THE DEBTORS’ OPERATIONS;

●	THE DEBTORS’ LEVELS OF INDEBTEDNESS, LIQUIDITY, AND COMPLIANCE WITH DEBT COVENANTS;

●	THE LEVEL OF UNCERTAINTY REGARDING THE DEBTORS’ FUTURE OPERATING RESULTS;

●	THE AMOUNT, NATURE, AND TIMING OF THE DEBTORS’ CAPITAL EXPENDITURES;

●	THE TERMS OF CAPITAL AVAILABLE TO THE DEBTORS;

●	THE DEBTORS’ ABILITY TO SATISFY FUTURE CASH OBLIGATIONS;

●	THE RISKS ASSOCIATED WITH CERTAIN OF THE DEBTORS’ ACQUISITIONS;

●	THE EFFECTIVENESS OF THE DEBTORS’ RISK MANAGEMENT ACTIVITIES;

●	THE DEBTORS’ ENVIRONMENTAL LIABILITIES;

●	THE DEBTORS’ COUNTERPARTY CREDIT RISK;

●	THE OUTCOME OF PENDING AND FUTURE LITIGATION CLAIMS;

●	GENERAL ECONOMIC AND BUSINESS CONDITIONS;

●	OIL, NATURAL GAS, AND NATURAL GAS LIQUID PRICES AND THE OVERALL HEALTH OF THE EXPLORATION AND PRODUCTION INDUSTRY;

●	DEVELOPMENTS IN OIL-PRODUCING AND NATURAL GAS-PRODUCING COUNTRIES;

●	GOVERNMENTAL REGULATIONS AND TAXATION OF THE OIL AND NATURAL GAS INDUSTRY; AND

●	THE POTENTIAL ADOPTION OF NEW GOVERNMENTAL REGULATIONS.

Statements concerning these and other matters are not guarantees of the Reorganized Debtors’ future performance. There are risks, uncertainties, and other important factors that could cause the Reorganized Debtors’ actual performance or achievements to be different from those they may project, and the Debtors undertake no obligation to update the projections made herein. These risks, uncertainties, and factors may include the following: the Debtors’ ability to confirm and consummate the Plan; the potential that the Debtors may need to pursue an alternative transaction if the Plan is not confirmed; the Debtors’ ability to reduce their overall financial leverage; the potential adverse impact of the Chapter 11 Cases on the Debtors’ operations, management, and employees; the risks associated with operating the Debtors’ businesses during the Chapter 11 Cases; customer responses to the Chapter 11 Cases; the Debtors’ inability to discharge or settle Claims during the Chapter 11 Cases; general economic, business, and market conditions; currency fluctuations; interest rate fluctuations; price increases; exposure to litigation; a decline in the Debtors’ market share due to competition or price pressure by customers; the Debtors’ ability to implement cost reduction initiatives in a timely manner; the Debtors’ ability to divest existing businesses; financial conditions of the Debtors’ customers; adverse tax changes; limited access to capital resources; changes in domestic and foreign laws and regulations; trade balance; natural disasters; geopolitical instability; and the effects of governmental regulation on the Debtors’ businesses.

				Page

I.	Introduction			1

II.	Preliminary Statement			1

III.	QUESTIONS AND ANSWERS REGARDING THIS DISCLOSURE STATEMENT AND PLAN			6

	A.	What is chapter 11?		6
	B.	Why are the Debtors sending me this Disclosure Statement?		6
	C.	What is the effect of the Plan on the Debtors’ ongoing business?		6
	D.	Am I entitled to vote on the Plan?		7
	E.	What will I receive from the Debtors if the Plan is consummated?		7
	F.	What will I receive from the Debtors if I hold an Administrative Claim or Priority Tax Claim?		13
	G.	Are any regulatory approvals required to consummate the Plan?		13
	H.	What happens to my recovery if the Plan is not confirmed or does not go effective?		13
	I.	If the Plan provides that I get a distribution, do I get it upon Confirmation or when the Plan goes effective, and what is meant by “Confirmation,” “Effective Date,” and “Consummation?”		14
	J.	Is there potential litigation related to the Plan?		14
	K.	Are there risks to owning the New Common Stock and New Preferred Stock upon emergence from Chapter 11?		14
	L.	What is the Rights Offering?		14
	M.	Will there be releases, injunction, and exculpation granted to parties in interest as part of the Plan?		15
		1.	Releases by the Debtors.	16
		2.	Releases by the Releasing Parties.	17
		3.	Exculpation.	18
		4.	Injunction.	19
		5.	Release of Liens.	19
	N.	How will the preservation of the Causes of Action impact my recovery under the Plan?		20
	O.	How will undeliverable distributions and unclaimed property be treated under the Plan?		21
	P.	Are there minimum distribution restrictions?		21
	Q.	What steps did the Debtors take to evaluate alternatives to a chapter 11 filing?		21
	R.	Who is committed by the Restructuring Support Agreement to support the Plan?		22
	S.	Are the Debtors seeking to pay professional fees of the Consenting Stakeholders pursuant to the Plan?		22
	T.	What is the deadline to vote on the Plan?		22

v

	U.	How do I vote for or against the Plan?		22
	V.	Why is the Bankruptcy Court holding a Confirmation Hearing?		22
	W.	When is the Confirmation Hearing set to occur?		22
	X.	What is the purpose of the Confirmation Hearing?		23
	Y.	Who do I contact if I have additional questions with respect to this Disclosure Statement or the Plan?		23
	Z.	Do the Debtors recommend voting in favor of the Plan?		23

IV.	THE DEBTORS’ restructuring support agreement, DIP Facility, and PLAN			23

	A.	Restructuring Support Agreement.		23
	B.	The DIP Facility.		24
	C.	The Plan.		24
		1.	Issuance of New Common Stock and New Preferred Stock.	24
		2.	Entry into the Exit Facility.	25
		3.	Issuance of the New Unsecured Notes.	26
		4.	Rights Offering.	27
		5.	Employee Compensation and Benefits.	27
		6.	Employee and Retiree Benefits.	28
		7.	Royalties and Working Interests.	28
		8.	Managers and Officers of the Reorganized Debtors.	29

V.	Solicitation And Voting Procedures			29

	A.	Holders of Claims Entitled to Vote on the Plan.		29
	B.	Solicitation Agent.		29
	C.	Solicitation Package.		30
	D.	Voting Record Date.		30
	E.	Voting on the Plan.		31
	F.	Ballots Not Counted.		32
	G.	Rights Offering Procedures.		32
	H.	Dates and Deadlines.		32

VI.	The Debtors’ Corporate History, Structure, And Business Overview			33

	A.	Gulfport’s Corporate History and Operations.		33
		1.	Gulfport’s Business Strategy.	33
		2.	Gulfport’s Geography.	34
		3.	Acquisitions and Divestitures.	34
		4.	Gulfport’s Operations.	35
		5.	Hedge Portfolio.	36
		6.	Postpetition Hedging.	36

	B.	The Debtors’ Prepetition Capital Structure.		37
		1.	The RBL Facility.	37
		2.	Unsecured Notes.	38
		3.	Equity.	39
	C.	Prepetition Management Retention Program		40

VII.	Events Leading To The Chapter 11 Filings			41

	A.	Market and Industry-Specific Challenges.		41
	B.	Liquidity Challenges and Responses.		41
	C.	The Midstream Contracts.		42
	D.	The Restructuring Negotiations.		44

VIII.	Material Developments and Events in the Chapter 11 cases			44

	A.	Corporate Structure Upon Emergence.		44
	B.	Expected Timetable of the Chapter 11 Cases.		45
	C.	First Day Relief.		46
		1.	DIP Motion.	46
		2.	Operational Motions.	46
		3.	Administrative Motions.	48
	D.	Other Procedural and Administrative Motions.		49
	E.	Shareholder Motion to Dismiss		49
	F.	Retention of the Debtors’ Professionals.		49
	G.	Schedules of Assets and Liabilities and Statements of Financial Affairs.		50
	H.	Establishment of a Claims Bar Date.		50
	I.	The Committee’s Investigation into the Debtors’ Prepetition Transactions.		51
	J.	The Committee Believes Significant Prepetition Transactions May Give Rise to Claims and Causes of Actions.		51
	K.	Special Committee Investigations.		57
		1.	Appointment of the Special Committees.	57
		2.	Summary of Parent Special Committee Investigation.	57
		3.	Summary of Subsidiary Special Committee Investigation.	58
	L.	Litigation Matters.		59
	M.	The Midship Adversary Proceeding and Settlement.		60
	N.	The FERC Adversary Proceeding		61
	O.	The FT Agreement Rejection Motions.		61
	P.	G&P Contract Rejection Motion.		62

IX.	Risk Factors			63

	A.	Bankruptcy Law Considerations.		63
		1.	There Is a Risk of Termination of the Restructuring Support Agreement.	63
		2.	Parties in Interest May Object to the Plan’s Classification of Claims and Interests.	63

	3.	The Conditions Precedent to the Effective Date of the Plan May Not Occur.	64
	4.	The Conditions Precedent to Consummation of the Exit Facility May Not Occur.	64
	5.	The Bankruptcy Court May Not Grant the Midstream Contract Rejection Motions.	64
	6.	The District Court May Grant the Motions to Withdraw Reference.	64
	7.	The Debtors May Fail to Satisfy Vote Requirements.	64
	8.	The Debtors May Not Be Able to Secure Confirmation of the Plan.	64
	9.	Nonconsensual Confirmation.	65
	10.	Continued Risk upon Confirmation.	65
	11.	The Chapter 11 Cases May Be Converted to Cases under Chapter 7 of the Bankruptcy Code.	66
	12.	The Debtors May Object to the Amount or Classification of a Claim.	66
	13.	Risk of Non-Occurrence of the Effective Date.	66
	14.	Contingencies Could Affect Votes of Impaired Classes to Accept or Reject the Plan.	66
	15.	Releases, Injunctions, and Exculpations Provisions May Not Be Approved.	67
B.	Risks Related to Recoveries Under the Plan.		67
	1.	The Reorganized Debtors May Not Be Able to Achieve Their Projected Financial Results.	67
	2.	The New Common Stock and New Preferred Stock is Subject to Dilution.	67
	3.	Certain Tax Implications of the Plan.	67
	4.	The Debtors May Not Be Able to Accurately Report Their Financial Results.	68
	5.	A Liquid Trading Market for the Shares of New Common Stock May Not Develop.	68
	6.	The Trading Price for the Shares of New Common Stock May Be Depressed Following the Effective Date.	68
	7.	Certain Holders of New Common Stock May be Restricted in their Ability to Transfer or Sell their Securities.	68
C.	Risks Related to the Debtors’ and the Reorganized Debtors’ Businesses.		69
	1.	The Reorganized Debtors May Not Be Able to Generate Sufficient Cash to Service All of Their Indebtedness.	69
	2.	The Debtors Will Be Subject to the Risks and Uncertainties Associated with the Chapter 11 Cases.	69
	3.	Operating in Bankruptcy for a Long Period of Time May Harm the Debtors’ Businesses.	69
	4.	Financial Results May Be Volatile and May Not Reflect Historical Trends.	70
	5.	The Debtors’ Substantial Liquidity Needs May Impact Revenue.	71

		6.	Oil and Natural Gas Prices Are Volatile, and Continued Low Oil or Natural Gas Prices Could Materially Adversely Affect the Debtors’ Businesses, Results of Operations, and Financial Condition.	71
		7.	The Debtors’ Operations May Be Impacted by the Continuing COVID-19 Pandemic.	72
		8.	The Debtors’ Business is Subject to Complex Laws and Regulations That Can Adversely Affect the Cost, Manner, or Feasibility of Doing Business.	73
		9.	The Reorganized Debtors May Be Adversely Affected by Potential Litigation, Including Litigation Arising Out of the Chapter 11 Cases.	73
		10.	The Loss of Key Personnel Could Adversely Affect the Debtors’ Operations.	73

X.	Confirmation Of The Plan			73

	A.	The Confirmation Hearing.		73
	B.	Purpose of the Confirmation Hearing.		74
	C.	Confirmation Requirements.		74
	D.	Feasibility.		74
	E.	Acceptance by Impaired Classes.		75
	F.	Confirmation Without Acceptance by All Impaired Classes.		75
		1.	No Unfair Discrimination.	76
		2.	Fair and Equitable Test.	76
		G.	Valuation Analysis.	76
	H.	Best Interests of Creditors/Liquidation Analysis.		77
	I.	Financial Information and Projections.		77
	J.	Additional Information Regarding this Disclosure Statement and Plan.		77

XI.	CERTAIN SECURITIES LAW MATTERS			78

	A.	Issuance of Securities under the Plan.		78
	B.	Subsequent Transfers.		79
	C.	New Common Stock & Management Incentive Plan.		81
	D.	Shares Issuable Pursuant to the Rights Offering.		82

XII.	CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE PLAN			82

	A.	Introduction.		82
	B.	Certain U.S. Federal Income Tax Consequences to the Debtors and the Reorganized Debtors.		84
		1.	Effects of the Restructuring Transactions on Tax Attributes of the Debtors.	84
		2.	Cancellation of Debt Income and Reduction of Tax Attributes.	84
		3.	Limitation on Utilization of NOLs and Other Tax Attributes.	85

	C.	Certain U.S. Federal Income Tax Consequences to Certain U.S. Holders of Claims and Interests.		87
		1.	Consequences to U.S. Holders of Class 3 Claims (Allowed RBL Claims).	87
		2.	Consequences to U.S. Holders of Class 4A Claims (General Unsecured Claims against Gulfport Parent).	88
		3.	Consequences to U.S. Holders of Class 4B Claims (General Unsecured Claims against Gulfport Subsidiaries).	88
		4.	Consequences to U.S. Holders of Class 5A Claims (Notes Claims against Gulfport Parent).	89
		5.	Consequences to U.S. Holders of Class 5B Claims (Notes Claims Against Gulfport Subsidiaries).	90
		6.	Accrued Interest.	92
		7.	Market Discount.	92
		8.	Subscription Rights.	93
		9.	Consequences of Owning and Disposing of New Common Stock and New Preferred Stock.	93
		10.	Consequences of Owning and Disposing of the Exit Facility and New Unsecured Notes.	96
		11.	Limitation on the Use of Capital Losses.	97
	D.	Certain U.S. Federal Income Tax Consequences to Certain Non-U.S. Holders of Allowed Claims Entitled To Vote.		98
		1.	Gain Recognition.	98
		2.	Interest.	98
		3.	Consequences of Owning New Common Stock and New Preferred Stock.	99
		4.	Sale, Redemption, Retirement or Other Taxable Disposition of New Common Stock, New Preferred Stock the Exit Facility or New Unsecured Notes.	100
		5.	FATCA.	101
	E.	Information Reporting and Backup Withholding.		102

XIII.	Restructuring transactions			102

XIV.	Recommendation			103

x

EXHIBITS3

EXHIBIT A Plan of Reorganization

EXHIBIT B Restructuring Support Agreement

EXHIBIT C Financial Projections

EXHIBIT D Valuation Analysis

EXHIBIT E Liquidation Analysis

EXHIBIT F Backstop Commitment Agreement

EXHIBIT G Exit Facility Term Sheet

EXHIBIT H Rights Offering Procedures

[3]	Each Exhibit is incorporated herein by reference.

I.	Introduction

Gulfport Energy Corporation (“Gulfport Parent”), Gator Marine, Inc., Gator Marine Ivanhoe, Inc., Grizzly Holdings, Inc., Gulfport Appalachia, LLC, Gulfport MidCon, LLC, Gulfport Midstream Holdings, LLC, Jaguar Resources LLC, Mule Sky LLC (“Mule Sky”), Puma Resources, Inc., and Westhawk Minerals LLC (each a “Debtor” and, collectively, the “Debtors”) submit this disclosure statement (this “Disclosure Statement”), pursuant to section 1125 of the Bankruptcy Code, to Holders of Claims against and Interests in the Debtors in connection with the solicitation of votes for acceptance of the Joint Chapter 11 Plan of Reorganization of Gulfport Energy Corporation and Its Debtor Subsidiaries (as amended, supplemented, or otherwise modified from time to time, the “Plan”), dated February 23, 2021.4 A copy of the Plan is attached hereto as Exhibit A and incorporated herein by reference. The Plan constitutes a separate chapter 11 plan for each of the Debtors.

THE DEBTORS AND CERTAIN CONSENTING STAKEHOLDERS THAT HAVE EXECUTED THE RESTRUCTURING SUPPORT AGREEMENT, INCLUDING HOLDERS OF 95% OF RBL CLAIMS AND 70% OF NOTES CLAIMS, SUPPORT CONFIRMATION OF THE PLAN AND THE DEBTORS BELIEVE THAT THE COMPROMISES CONTEMPLATED UNDER THE PLAN ARE FAIR AND EQUITABLE, MAXIMIZE THE VALUE OF THE DEBTORS’ ESTATES, AND PROVIDE THE BEST RECOVERY TO STAKEHOLDERS. AT THIS TIME, THE DEBTORS BELIEVE THE PLAN REPRESENTS THE BEST AVAILABLE OPTION FOR COMPLETING THE CHAPTER 11 CASES. THE DEBTORS STRONGLY RECOMMEND THAT YOU VOTE TO ACCEPT THE PLAN. THE COMMITTEE, AS A FIDUCIARY FOR UNSECURED CREDITORS, IS IN THE MIDST OF AN INVESTIGATION INTO NUMEROUS PREPETITION TRANSACTIONS AND THE TREATMENT OF CLAIMS UNDER THE PLAN. BASED ON THE PRELIMINARY INDICATIONS OF ITS INVESTIGATION, THE COMMITTEE DOES NOT SUPPORT THE PLAN’S PROPOSED ALLOCATION OF DISTRIBUTABLE VALUE FOR UNSECURED CREDITORS, AND THEREFORE DOES NOT SUPPORT THE PLAN. THIS DISCLOSURE STATEMENT INCLUDES CERTAIN VIEWS AND POSITIONS OF THE COMMITTEE REGARDING THE DEBTORS’ PLAN. THESE VIEWS AND POSITIONS MAY NOT REFLECT THE VIEWS OF EACH OF THE INDIVIDUAL MEMBERS OF THE COMMITTEE, EACH OF WHICH RESERVES ALL RIGHTS.

II.	Preliminary Statement

The Debtors are an independent returns-oriented, gas-weighted, exploration and development company and one of the largest producers of natural gas in the contiguous United States. The Debtors hold significant acreage positions in the Utica Shale of Eastern Ohio and the SCOOP Woodford and SCOOP Springer plays in Oklahoma. Headquartered in Oklahoma City, Oklahoma, the Debtors have approximately 259 employees. The Debtors’ operating revenue for the twelve-month period that ended September 30, 2020 was approximately $1.35 billion.

[4]	Capitalized terms used but not otherwise defined in this Disclosure Statement shall have the meaning ascribed to such terms in the Plan. The summary of the Plan provided herein is qualified in its entirety by reference to the Plan. In the case of any inconsistency between this Disclosure Statement and the Plan, the Plan will govern.

As of the Petition Date, the Debtors had approximately $2.41 billion in total funded debt obligations, consisting of:

●	a senior secured revolving credit facility (the “RBL Facility”) with a borrowing base of $580 million, an elected commitment amount of $580 million, $355.5 million in borrowings outstanding, and $243.7 million in outstanding letters of credit, as of November 13, 2020 (the “Petition Date”);

●	a Headquarters Mortgage with approximately $22 million outstanding;

●	the 6.625% senior notes due 2023 (the “2023 Notes”) in an approximate aggregate principal amount of $350 million;

●	the 6.000% senior notes due 2024 (the “2024 Notes”) in an approximate aggregate principal amount of $650 million;

●	the 6.375% senior notes due 2025 (the “2025 Notes”) in an approximate aggregate principal amount of $600 million; and

●	the 6.375% senior notes due 2026 (the “2026 Notes” and together with the 2023 Notes, the 2024 Notes, and the 2025 Notes, the “Unsecured Notes”) in an approximate aggregate principal amount of $450 million.[5]

On December 18, 2020, the Bankruptcy Court authorized, on a final basis, the Debtors’ entry into a superpriority revolving credit facility (the “DIP Facility”) in an aggregate principal amount of $262.5 million, of which $157.8 million is currently drawn.

Prior to the Petition Date, Gulfport Parent’s common stock traded on the NASDAQ Global Market under the ticker symbol “GPOR.” As of the Petition Date, there were approximately 160,759,942 shares of $0.01 par value common stock outstanding.

Gulfport Parent was founded in July 1997, in Oklahoma City, Oklahoma, as an independent exploration and production company. During the past five years, the company has focused on the exploration, development, acquisition, and production of natural gas, crude oil and natural gas liquids (“NGL”), primarily in the Appalachia and Mid-Continent basins in the United States. The Debtors’ management team was appointed relatively recently, with the hiring of David M. Wood as chief executive officer in December 2018, Patrick Craine as executive vice president and general counsel in May 2019, and Quentin Hicks as executive vice president and chief financial officer in August 2019. The new management team transitioned the Debtors’ business from growth-oriented to a returns-based business, focused on generating cash flow and operating as cost-effectively as possible.

The Debtors are a leading producer in the southern portion of the Utica Shale and the SCOOP, with approximately 280,000 net reservoir acres as of the Petition Date. As of September 30, 2020, the Debtors had 4.5 trillion cubic feet of natural gas equivalent of proved reserves.

The Debtors, like many of their industry peers, experienced significant challenges over the past several years due to sustained downturns and volatility in commodities markets. Such challenges have been exacerbated throughout 2020 by the unprecedented volatility in global energy prices and market uncertainty due to the effects of the COVID-19 pandemic.

[5]	Gulfport Parent is the borrower under the RBL Facility. The RBL Facility is secured by substantially all of the Debtors’ assets and obligations and is guaranteed by each of Gulfport Parent’s wholly-owned subsidiaries, excluding Mule Sky. Gulfport Parent is the issuer of each series of Unsecured Notes.

In 2020 alone, oil and natural gas prices have become extremely depressed, exacerbated by macroeconomic factors and geopolitical conditions. Beginning in the second half of 2019, New York Mercantile Exchange (“NYMEX”) natural gas prices began to decline primarily due to very high supply relative to demand and prices continued to decline through the early part of 2020 as a result of an abnormally warm winter. Additionally, in March 2020, the initial spread of COVID-19 caused significant declines in oil and gas demand, resulting in additional declines in energy prices. In mid-April 2020, WTI crude oil for May 2020 delivery dropped roughly 300% in a single day and settled well below $0 for the first time in history as a result of the uncertainty about the agreement reached between OPEC, Russia, and other world producers to reduce output and the uncertainty caused by the start of the COVID-19 pandemic. The below graphic of WTI crude oil closing prices from January 1, 2018 through August 31, 2020 illustrates the challenging market environment that the Debtors have faced.

WTI Crude Oil Closing Prices

The Debtors’ management team has worked proactively to address these market challenges. As a result of lower natural gas prices in recent years, the Debtors significantly reduced their level of capital spending in 2020 and focused their drilling activities on projects they determined would provide the highest rate of return. Additionally, the Debtors have not made any significant acquisitions since the year ended December 31, 2016. Throughout 2019, the Debtors focused on developing their core assets and repaying debt with cash flows generated from operations and divestitures of various noncore assets. The Debtors continually evaluate their property portfolio and sell properties when the Debtors believe that the sales price realized will provide an above-average rate of return for the property or when the property no longer matches the Debtors’ strategic focus.

Historically, the Debtors entered into commodity hedging transactions with certain lenders (or affiliates thereof) under the RBL Facility (the “Prepetition Lender Swap Contracts” and any such party to a Prepetition Lender Swap Contract, a “Lender Swap Counterparty”). The Debtors’ hedging transactions to date primarily consisted of financially-settled natural gas and crude oil options contracts—consisting of costless collars, swaps, and sold calls—placed with major financial institutions that are also lenders to the Debtors under the RBL Facility. Prepetition, the Debtors hedged a portion of their production—and currently have approximately 26% of their forecasted production hedged in 2021. As of November 11, 2020, the Debtors were party to Prepetition Lender Swap Contracts on approximately 132,000 barrels of oil, 411 Bcf of gas, and 91,500 barrels of natural gas liquids. As of the Petition Date, the Debtors do not have any existing Prepetition Lender Swap Contracts related to interest rates.

In early September 2020, an ad hoc group of holders of Unsecured Notes (the “Ad Hoc Noteholder Group”) entered into nondisclosure agreements and became restricted to negotiate a potential restructuring transaction. The Debtors also began discussing the terms of debtor-in-possession financing and exit financing options with the existing RBL Lenders, the Ad Hoc Noteholder Group, and certain potential third-party capital providers. As discussed above, following productive, arm’s-length negotiations, on November 13, 2020, the Debtors, the RBL Lenders, and the Ad Hoc Noteholder Group entered into the Restructuring Support Agreement. The restructuring transactions agreed upon in the Restructuring Support Agreement will be implemented through the Plan, which benefits from overwhelming support from the Debtors’ funded debt holders and will result in a material deleveraging and a new money equity rights offering backstopped by the Ad Hoc Noteholder Group. Ultimately, as a result of these negotiations, the Debtors believe they received the best terms available on the DIP Facility and the Exit Facility, and they established support for a value-maximizing Plan that will pave the way for an expeditious exit from chapter 11.

Under the terms of the Restructuring Support Agreement, which are embodied in the Plan, the RBL Lenders and the Ad Hoc Noteholder Group have agreed to facilitate a balance sheet restructuring that will reduce debt by approximately $1.25 billion, reduce the Debtors’ high fixed operational costs, and provide the Debtors with $580 million in exit financing.

More specifically, the Restructuring Support Agreement and Plan contemplate the following:

●	DIP and Exit Financing. The RBL Lenders, with the Bank of Nova Scotia as administrative agent (the “DIP Agent”), will provide the $262.5 million DIP Facility, that will “roll up” a portion of the existing RBL Facility and provide sufficient liquidity for the Debtors to operate while in chapter 11. The RBL Lenders have agreed that the RBL Facility and DIP Facility will convert into an exit financing facility (the “Exit Facility”) upon the effective date of the Plan (the “Effective Date”) subject to the terms and conditions set forth in the Exit Facility Term Sheet.

●	New Money Equity Rights Offering. The Ad Hoc Noteholder Group has agreed to backstop a new money rights offering of at least $50 million (the “Rights Offering”), in exchange for New Preferred Stock.

●	Treatment of Unsecured Claims. The holders of unsecured claims against the Debtors (including bondholder claims, rejection damages claims and litigation claims) will receive in the aggregate 100% of the equity of the Reorganized Debtors (prior to the Rights Offering and subject to dilution by the Management Incentive Plan) and $550 million of New Unsecured Notes, depending on whether the Holder’s claim is against Gulfport Parent or one of its subsidiaries as described further below.

●	Holders of Notes Claims and General Unsecured Claims against Gulfport Subsidiaries will share in an equity pool consisting of 94% of the equity of the Reorganized Debtors (prior to the Rights Offering and subject to dilution by the Management Incentive Plan) and will receive Rights Offering Subscription Rights and New Unsecured Notes.

●	Holders of Notes Claims and General Unsecured Claims against Gulfport Parent will share in an equity pool consisting of 6% of the equity of the Reorganized Debtors (prior to the Rights Offering and subject to dilution by the Management Incentive Plan). Holders of Notes Claims will waive recoveries from Gulfport Parent to the extent such Holders have, in the aggregate, received 94% of the equity of the Reorganized Debtors (prior to and not including any dilution by the Management Incentive Plan or any conversion of New Preferred Stock into New Common Stock) until Holders of General Unsecured Claims receive New Common Stock with a value sufficient to satisfy their General Unsecured Claims against Gulfport Parent in full (based on Plan Value).

●	Treatment of Intercompany Claims. The Plan and the distributions contemplated thereby constitute a global settlement of any and all Intercompany Claims and causes of action by and between any of the Debtors that may exist as of the Effective Date, and any and all Intercompany Claims will be cancelled on the Effective Date in exchange for the distributions contemplated by the Plan to Holders of Claims against and Interests in the respective Debtor entities. The Plan shall be considered a settlement of the Intercompany Claims pursuant to Bankruptcy Rule 9019

●	Treatment of Intercompany Interests. Holders of Intercompany Interests shall receive no recovery or distribution and shall be Reinstated solely to the extent necessary to maintain the Debtors’ prepetition corporate structure for the ultimate benefit of the Holders of New Common Stock and New Preferred Stock.

●	Treatment of Existing Equity Interests. The existing equity interests in Gulfport Parent will be canceled without any distribution.

To ensure that the Chapter 11 Cases are completed on an expedited timeline, the Restructuring Support Agreement contains certain milestones, including securing an order confirming the Plan no later than one hundred sixty-five days after the Petition Date and the occurrence of the Effective Date no later than one hundred eighty days after the Petition Date. The Debtors believe they can confirm a plan of reorganization and emerge from chapter 11 within these time periods without prejudicing the ability of any parties to assert their rights in these Chapter 11 Cases.

The Restructuring Support Agreement also requires that the Debtors reduce firm transportation costs and volumes. To this end, the Restructuring Support Agreement contains a milestone to secure, no later than one hundred and eighty days after the Petition Date, one or more final orders permanently reducing the future demand reservation fees owed by the Debtors over the life of all firm transportation agreements of the Debtors, taken as a whole, by at least 50% of the amount of all such fees owed on October 31, 2020, as calculated on a PV-10 basis, and reducing the future firm transportation average daily demand reservation volumes over the life of all of the firm transportation agreements of the Debtors as of October 31, 2020, taken as a whole, by at least 35%.

The Debtors believe the restructuring transactions embodied by the Plan and Restructuring Support Agreement are a significant achievement in the wake of a historically challenging operating environment. Each of the Debtors strongly believes that the Plan is in the best interests of the Debtors’ estates and represents the best available alternative at this time. Given the strength of the Debtors’ asset base and future potential and the committed support of the RBL Lenders and the Ad Hoc Noteholder Group, the Debtors are confident that they can implement the restructuring transactions contemplated by the Plan and Restructuring Support Agreement to ensure the Debtors’ long-term viability. For these reasons, the Debtors strongly recommend that Holders of Claims entitled to vote to accept or reject the Plan vote to accept the Plan. Based on its ongoing investigation, however, the Committee does not support the allocation of value among unsecured creditors of Gulfport Parent and the Gulfport Subsidiaries, and does not support the Plan.

III.	QUESTIONS AND ANSWERS REGARDING THIS DISCLOSURE STATEMENT AND PLAN

A.	What is chapter 11?

Chapter 11 is the principal business reorganization chapter of the Bankruptcy Code. In addition to permitting debtor rehabilitation, chapter 11 promotes equality of treatment for creditors and similarly situated equity interest holders, subject to the priority of distributions prescribed by the Bankruptcy Code.

The commencement of a chapter 11 case creates an estate that comprises all of the legal and equitable interests of the debtor as of the date the chapter 11 case is commenced. The Bankruptcy Code provides that the debtor may continue to operate its business and remain in possession of its property as a “debtor in possession.”

Consummating a chapter 11 plan is the principal objective of a chapter 11 case. A bankruptcy court’s confirmation of a plan binds the debtor, any person acquiring property under the plan, any creditor or equity interest holder of the debtor (whether or not such creditor or equity interest holder voted to accept the plan), and any other entity as may be ordered by the bankruptcy court. Subject to certain limited exceptions, the order issued by a bankruptcy court confirming a plan provides for the treatment of the debtor’s liabilities in accordance with the terms of the confirmed plan.

B.	Why are the Debtors sending me this Disclosure Statement?

The Debtors are seeking to obtain Bankruptcy Court approval of the Plan. Before soliciting acceptances of the Plan, section 1125 of the Bankruptcy Code requires the Debtors to prepare a disclosure statement containing adequate information of a kind, and in sufficient detail, to enable a hypothetical reasonable investor to make an informed judgment regarding acceptance of the Plan and to share such disclosure statement with all Holders of Claims whose votes on the Plan are being solicited. This Disclosure Statement is being submitted in accordance with these requirements.

C.	What is the effect of the Plan on the Debtors’ ongoing business?

The Debtors are reorganizing under chapter 11 of the Bankruptcy Code. As a result, the occurrence of the Effective Date means that the Debtors will continue to operate their business as a going concern. Following Confirmation, the Plan will be consummated on the Effective Date, which is the date on which (1) all conditions precedent to the occurrence of the Effective Date set forth in Article IX.A of the Plan have been satisfied in accordance with Article IX.B of the Plan and (2) the Plan is declared effective by the Debtors. On or after the Effective Date, and unless otherwise provided in the Plan, the Reorganized Debtors may operate their business and use, acquire, or dispose of property and compromise or settle any Claims, Interests, or Causes of Action without supervision or approval by the Bankruptcy Court and free of any restrictions of the Bankruptcy Code or Bankruptcy Rules. Additionally, upon the Effective Date, all actions contemplated by the Plan will be deemed authorized and approved.

D.	Am I entitled to vote on the Plan?

Your ability to vote on, and your distribution under, the Plan, if any, depends on what type of Claim or Interest you hold. Each category of Holders of Claims or Interests, as set forth in Article III of the Plan pursuant to section 1122(a) of the Bankruptcy Code, is referred to as a “Class.” Each Class’s respective voting status is set forth below:

Class	Claims and Interests	Status	Voting Rights
Class 1	Other Secured Claims	Unimpaired	Not Entitled to Vote (Presumed to Accept)
Class 2	Other Priority Claims	Unimpaired	Not Entitled to Vote (Presumed to Accept)
Class 3	RBL Claims	Impaired	Entitled to Vote
Class 4A	General Unsecured Claims against Gulfport Parent	Impaired	Entitled to Vote
Class 4B	General Unsecured Claims against Gulfport Subsidiaries	Impaired	Entitled to Vote
Class 5A	Notes Claims against Gulfport Parent	Impaired	Entitled to Vote
Class 5B	Notes Claims against Gulfport Subsidiaries	Impaired	Entitled to Vote
Class 6	Intercompany Claims	Unimpaired / Impaired	Not Entitled to Vote (Presumed to Accept or Deemed to Reject)
Class 7	Intercompany Interests	Unimpaired / Impaired	Not Entitled to Vote (Presumed to Accept or Deemed to Reject)
Class 8	Existing Interests in Gulfport Parent	Impaired	Not Entitled to Vote (Deemed to Reject)
Class 9	Section 510(b) Claims	Impaired	Not Entitled to Vote (Deemed to Reject)

E.	What will I receive from the Debtors if the Plan is consummated?

The following chart provides a summary of the anticipated recovery to Holders of Allowed Claims or Allowed Interests under the Plan. Any estimates of Claims or Interests in this Disclosure Statement may vary from the final amounts Allowed by the Bankruptcy Court. Your ability to receive distributions under the Plan depends upon the ability of the Debtors to obtain Confirmation and meet the conditions necessary to consummate the Plan.

THE PROJECTED RECOVERIES SET FORTH IN THE TABLE BELOW ARE ESTIMATES ONLY AND THEREFORE ARE SUBJECT TO CHANGE. FOR A COMPLETE DESCRIPTION OF THE DEBTORS’ CLASSIFICATION AND TREATMENT OF CLAIMS AND INTERESTS, REFERENCE SHOULD BE MADE TO THE ENTIRE PLAN.6

[6]	The recoveries set forth below are based on the same assumptions that underlie the Financial Projections [Docket No. 627, Ex. C], including assumptions regarding the rejection of FT Agreements, and may change based upon changes in the amount of Claims that are Allowed, as well as other factors related to the Debtors’ business operations and general economic conditions.

Except to the extent that the Debtors and a Holder of an Allowed Claim or Interest, as applicable, agrees to a less favorable treatment, such Holder shall receive under the Plan the treatment described below in full and final satisfaction, compromise, settlement, release, and discharge of and in exchange for such Holder’s Allowed Claim or Interest. Unless otherwise indicated, each Holder of an Allowed Claim or Interest, as applicable, shall receive such treatment on the Effective Date (or, if payment is not then due, in accordance with its terms in the ordinary course) or as soon as reasonably practicable thereafter.

SUMMARY OF EXPECTED RECOVERIES
Class	Claim/Interest	Treatment of Claim/ Interest	Projected Total Amount of Claims in Class	Estimated % Recovery Under Plan[7]
1	Other Secured Claims	Each Holder of an Allowed Other Secured Claim shall receive, at the option of the applicable Debtor, with the consent of the Required Consenting Stakeholders (such consent not to be unreasonably withheld): (i) payment in full in Cash of its Allowed Other Secured Claim; (ii) the collateral securing its Allowed Other Secured Claim; (iii) Reinstatement of its Allowed Other Secured Claim; or (iv) such other treatment that renders its Allowed Other Secured Claim Unimpaired in accordance with section 1124 of the Bankruptcy Code.[8]	$22 million[9]	100%
2	Other Priority Claims	Each Holder of an Allowed Other Priority Claim shall receive treatment in a manner consistent with section 1129(a)(9) of the Bankruptcy Code.	$1 million	100%

[7]	For purposes of illustration, the recoveries presented herein treat the New Preferred Stock on an as-converted basis, and assume dilution of the New Common Stock by the 50% of the Management Incentive Plan Pool contemplated to be allocated within 60 days of the Effective Date.

[8]	Unless otherwise agreed in writing between the Debtors and InterBank, the mortgage lender for the Debtors’ headquarters located at 3001 Quail Springs Parkway, Oklahoma City, OK 73134 (a Class 1 creditor holding an Other Secured Claim), the Debtors will elect treatment option (ii) with respect to InterBank’s Allowed Other Secured Claim. The Debtors and InterBank reserve all rights with respect to the implementation of such treatment.

[9]	Represents the principal amount of the Construction Loan as of the Petition Date.

SUMMARY OF EXPECTED RECOVERIES
Class	Claim/Interest	Treatment of Claim/ Interest	Projected Total Amount of Claims in Class	Estimated % Recovery Under Plan[7]
3	RBL Claims	Each Holder of an Allowed RBL Claim shall receive, at the option of each such Holder, either: (i) if such Holder elects to participate in the Exit RBL/Term Loan A Facility, its Pro Rata share of the Exit RBL/Term Loan A; or (ii) if such Holder does not elect to participate in the Exit RBL/Term Loan A Facility (including by not making any election with respect to the Exit Facility on the ballot), its Pro Rata share of the Exit Term Loan B Facility.	$442 million[10]	100%
4A	General Unsecured Claims against Gulfport Parent	Each Holder of an Allowed General Unsecured Claim against Gulfport Parent shall receive, in full and final satisfaction of such Claim, its Pro Rata[11] share of the Gulfport Parent Equity Pool; provided, however, that once the Holders of Notes Claims receive distributions of 94% of the New Common Stock (prior to and not including any dilution by the Management Incentive Plan or any conversion of New Preferred Stock into New Common Stock) in the aggregate on account of their Notes Claims against all Debtors, the Holders of Notes Claims shall waive any excess recovery on account of their Pro Rata share of the Gulfport Parent Equity Pool until Holders of Allowed General Unsecured Claims against Gulfport Parent have received New Common Stock with a value sufficient to satisfy their Allowed General Unsecured Claims against Gulfport Parent in full (based on Plan Value).	$218–400 million	3.6–19.8%[12]

[10]	Reflects the aggregate principal amount outstanding as of the Petition Date, after accounting for the Roll-Up DIP Claims, plus estimated accrued, unpaid pre- and postpetition interest on such principal amount at the applicable contractual interest rate and unpaid fees and expenses payable in accordance with the RBL Credit Agreement.

[11]	In this instance, Pro Rata amounts shall be calculated as the Pro Rata share of all General Unsecured Claims against Gulfport Parent and Notes Claims against Gulfport Parent.

[12]	The low end of the recovery estimate assumes the high end of the estimated range of Class 4A Claims and the low end of range of estimated Enterprise Value. The high end of the recovery estimate assumes the low end of the estimated range of Class 4A Claims and the high end of the range of estimated Enterprise Value.

SUMMARY OF EXPECTED RECOVERIES
Class	Claim/Interest	Treatment of Claim/ Interest	Projected Total Amount of Claims in Class	Estimated % Recovery Under Plan[7]
4B	General Unsecured Claims against Gulfport Subsidiaries	Each Holder of an Allowed General Unsecured Claim against Gulfport Subsidiaries shall receive, in full and final satisfaction of such Claim, its Pro Rata[13] share of the: (i) Gulfport Subsidiaries Equity Pool, (ii) Rights Offering Subscription Rights, and (iii) New Unsecured Notes.	$1 million[14]	42.8–71.3%[15]

[13]	In this instance, Pro Rata amounts shall be calculated as the Pro Rata share of all General Unsecured Claims against Gulfport Subsidiaries and Notes Claims against Gulfport Subsidiaries.

[14]	Certain of the Debtors’ surety providers have filed claims against the Gulfport Subsidiaries totaling approximately $1.11 billion. After eliminating duplicate claims filed against each Debtor, the remaining alleged surety bond claims against the Gulfport Subsidiaries total approximately $111.6 million. The Debtors believe the surety bond claims should be in Class 4A rather than Class 4B because Gulfport Parent is the issuing Debtor on substantially all of the surety bonds.

[15]	Recoveries shown include value in respect of rights to participate in the Rights Offering. The low end of the recovery estimate assumes the low end of the range of estimated Enterprise Value. The high end of the recovery estimate assumes the high end of the range of estimated Enterprise Value.

SUMMARY OF EXPECTED RECOVERIES
Class	Claim/Interest	Treatment of Claim/ Interest	Projected Total Amount of Claims in Class	Estimated % Recovery Under Plan[7]
5A	Notes Claims against Gulfport Parent	Each Holder of an Allowed Notes Claim against Gulfport Parent shall receive, in full and final satisfaction of such Claim, its Pro Rata[16] share of the Gulfport Parent Equity Pool; provided, however, that once the Holders of Notes Claims receive distributions of 94% of the New Common Stock (prior to and not including any dilution by the Management Incentive Plan or any conversion of New Preferred Stock into New Common Stock) in the aggregate on account of their Notes Claims against all Debtors, the Holders of Notes Claims shall waive any excess recovery on account of their Pro Rata share of the Gulfport Parent Equity Pool until Holders of Allowed General Unsecured Claims against Gulfport Parent have received New Common Stock with a value sufficient to satisfy their Allowed General Unsecured Claims against Gulfport Parent in full (based on Plan Value); provided further, however, distributions to any Holder of a Notes Claim against Gulfport Parent shall be subject to the rights and terms of the Notes Indentures and the rights of the Notes Trustee to assert the Notes Trustee Charging Lien.	$1,823 million	42.9–71.4%[17] (including Claims on account of Notes Claims against Gulfport Subsidiaries)

[16]	In this instance, the Pro Rata amounts shall be calculated as the Pro Rata share of all General Unsecured Claims against Gulfport Parent and Notes Claims against Gulfport Parent.

[17]	Recoveries shown include value in respect of rights to participate in the Rights Offering. The low end of the recovery estimate assumes the low end of the range of estimated Enterprise Value. The high end of the recovery estimate assumes the high end of the range of estimated Enterprise Value.

SUMMARY OF EXPECTED RECOVERIES
Class	Claim/Interest	Treatment of Claim/ Interest	Projected Total Amount of Claims in Class	Estimated % Recovery Under Plan[7]
5B	Notes Claims against Gulfport Subsidiaries	Each Holder of an Allowed Notes Claim against Gulfport Subsidiaries shall receive, in full and final satisfaction of such Claim, its Pro Rata[18] share of the: (i) Gulfport Subsidiaries Equity Pool, (ii) Rights Offering Subscription Rights, and (iii) New Unsecured Notes; provided, however, distributions to any Holder of a Notes Claim against Gulfport Subsidiaries shall be subject to the rights and terms of the Notes Indentures and the rights of the Notes Trustee to assert the Notes Trustee Charging Lien.	$1,823 million	42.9–71.4%[19] (including Claims on account of Notes Claims against Gulfport Parent)
6	Intercompany Claims	The Plan and the distributions contemplated thereby constitute a global settlement of any and all Intercompany Claims and causes of action by and between any of the Debtors that may exist as of the Effective Date, and any and all Intercompany Claims will be canceled on the Effective Date in exchange for the distributions contemplated by the Plan to Holders of Claims against and Interests in the respective Debtor entities. The Plan shall be considered a settlement of the Intercompany Claims pursuant to Bankruptcy Rule 9019.	$388 million	N/A
7	Intercompany Interests	Holders of Intercompany Interests shall receive no recovery or distribution and shall be Reinstated solely to the extent necessary to maintain the Debtors’ prepetition corporate structure for the ultimate benefit of the Holders of New Common Stock and New Preferred Stock.	N/A	N/A

[18]	In this instance, the Pro Rata amounts shall be calculated as the Pro Rata share of all General Unsecured Claims against Gulfport Subsidiaries and Notes Claims against Gulfport Subsidiaries.

[19]	Recoveries shown include value in respect of rights to participate in the Rights Offering. The low end of the recovery estimate assumes the low end of the range of estimated Enterprise Value. The high end of the recovery estimate assumes the high end of the range of estimated Enterprise Value.

SUMMARY OF EXPECTED RECOVERIES
Class	Claim/Interest	Treatment of Claim/ Interest	Projected Total Amount of Claims in Class	Estimated % Recovery Under Plan[7]
8	Existing Interests in Gulfport Parent	On the Effective Date, all Existing Interests in Gulfport Parent shall be canceled, released, and extinguished, and will be of no further force or effect.	N/A	0%
9	Section 510(b) Claims	On the Effective Date, all Allowed Section 510(b) Claims, if any, shall be canceled, released, and extinguished, and will be of no further force or effect.	$0	0%

F.	What will I receive from the Debtors if I hold an Administrative Claim or Priority Tax Claim?

Administrative Claims, DIP Claims, Professional Fee Claims, Priority Tax Claims, Statutory Fees, and Transaction Expenses have not been placed in a Class in the Plan, consistent with section 1123(a)(1) of the Bankruptcy Code. Article II.A of the Plan sets forth the treatment for Administrative Claims (except for Professional Fee Claims and Claims for fees and expenses pursuant to section 1930 of chapter 123 of the Judicial Code) and provides in part that such each Claim will be satisfied in full in an amount of Cash equal to the amount of such Allowed Administrative Claim. Article II.D of the Plan sets forth the treatment for Priority Tax Claims, which states that an Allowed Priority Tax Claim will be treated in accordance with section 1129(a)(9)(C) of the Bankruptcy Code.

G.	Are any regulatory approvals required to consummate the Plan?

There are no known U.S. regulatory approvals that are required to consummate the Plan. However, to the extent any such regulatory approvals or other authorizations, consents, rulings, or documents are necessary to implement and effectuate the Plan, it is a condition precedent to the Effective Date that they be obtained.

H.	What happens to my recovery if the Plan is not confirmed or does not go effective?

In the event that the Plan is not confirmed or does not go effective, there is no assurance that the Debtors will be able to reorganize their businesses. It is possible that any alternative may provide Holders of Claims and Interests with less than they would have received pursuant to the Plan. For a more detailed description of the consequences of extended chapter 11 cases, or of a liquidation scenario, see Article X.H of this Disclosure Statement, entitled “Best Interests of Creditors/Liquidation Analysis.” The Liquidation Analysis is attached to this Disclosure Statement as Exhibit E.

I.	If the Plan provides that I get a distribution, do I get it upon Confirmation or when the Plan goes effective, and what is meant by “Confirmation,” “Effective Date,” and “Consummation?”

“Confirmation” of the Plan refers to approval of the Plan by the Bankruptcy Court. Confirmation of the Plan does not guarantee that you will receive the distribution indicated under the Plan. After Confirmation of the Plan by the Bankruptcy Court, there are conditions that need to be satisfied or waived so that the Plan can become effective. Initial distributions to Holders of Allowed Claims and Interests will only be made on the Effective Date or as soon as reasonably practicable thereafter, as specified in the Plan. See Article X of this Disclosure Statement, entitled “Confirmation of the Plan,” for a discussion of the conditions precedent to Consummation of the Plan.

J.	Is there potential litigation related to the Plan?

Parties in interest have objected to the approval of this Disclosure Statement and may object to Confirmation of the Plan as well, which objections potentially could give rise to litigation. See Article IX.C.9 of this Disclosure Statement, entitled “The Reorganized Debtors May Be Adversely Affected by Potential Litigation, Including Litigation Arising Out of the Chapter 11 Cases.”

In the event that it becomes necessary to confirm the Plan over the rejection of certain Classes, the Debtors may seek Confirmation of the Plan notwithstanding the dissent of such rejecting Classes. The Bankruptcy Court may confirm the Plan pursuant to the “cramdown” provisions of the Bankruptcy Code, which allow the Bankruptcy Court to confirm a plan that has been rejected by an impaired class if it determines that the Plan satisfies section 1129(b) of the Bankruptcy Code. See Article IX.A.8 of this Disclosure Statement, entitled “The Debtors May Not Be Able to Secure Confirmation of the Plan.”

K.	Are there risks to owning the New Common Stock and New Preferred Stock upon emergence from Chapter 11?

Yes. See Article IX of this Disclosure Statement, entitled “Risk Factors.” Among other things, the ownership percentage represented by the New Common Stock and the New Preferred Stock distributed on the Effective Date under the Plan will be subject to dilution from the Management Incentive Plan or other securities that may be issued post-emergence.

L.	What is the Rights Offering?

On the Effective Date, the Debtors will consummate a rights offering of at least $50 million in net proceeds for New Preferred Stock at a per share price of $1,000, pursuant to the Backstop Commitment Agreement, the Plan, and the Rights Offering Procedures.

More specifically, the Debtors or Reorganized Debtors, as applicable, will allocate the Rights Offering Subscription Rights to Holders of Allowed General Unsecured Claims against Gulfport Subsidiaries and Allowed Notes Claims against Gulfport Subsidiaries as set forth in the Plan and the Rights Offering Procedures. Upon exercise of the Rights Offering Subscription Rights pursuant to the terms of the Rights Offering Procedures, the Backstop Commitment Agreement, and the Plan, the Reorganized Debtors shall be authorized to issue New Preferred Stock in accordance with the Rights Offering Procedures, the Backstop Commitment Agreement, and the Plan.

The Rights Offering will be conducted on a Pro Rata basis in reliance upon one or more exemptions from registration under the Securities Act, which will include the exemption provided in section 1145 of the Bankruptcy Code to the fullest extent available and, to the extent such exemption is not available (and with respect to the New Preferred Stock, only in the proportion required to preserve the availability of such exemption under section 1145 of the Bankruptcy Code), the exemption from registration set forth in section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder or another available exemption from registration under the Securities Act, as described below under Article XI of this Disclosure Statement, “Certain Securities Law Matters.”

Pursuant to the Backstop Commitment Agreement, the Backstop Commitment Parties shall purchase any New Preferred Stock not subscribed to in the Rights Offering, as set forth in the Backstop Commitment Agreement. In addition, on the Distribution Date, New Preferred Stock in an amount equal to the Backstop Commitment Premium shall be distributed to the Backstop Commitment Parties under and as set forth in the Backstop Commitment Agreement. Any shares of New Preferred Stock issued to the Backstop Commitment Parties pursuant to the Backstop Commitment Agreement (including the Backstop Commitment Premium) will be issued in reliance on section 4(a)(2) of the Securities Act (and/or Regulation D promulgated thereunder). On the Effective Date, the rights and obligations of the Debtors under the Backstop Commitment Agreement will vest in the Reorganized Debtors.

M.	Will there be releases, injunction, and exculpation granted to parties in interest as part of the Plan?

Yes, the Plan proposes to release the Released Parties and to exculpate the Exculpated Parties. The Debtors’ releases, third-party releases, exculpation, and injunction provisions included in the Plan are an integral part of the Debtors’ overall restructuring efforts and were an essential element of the negotiations among the Debtors and the other parties to the Restructuring Support Agreement in obtaining their support for the Plan pursuant to the terms of the Restructuring Support Agreement.

To effectuate the settlement embodied in the Plan, the Plan includes certain Debtor and third-party releases, an exculpation provision, and an injunction provision. These provisions are the product of extensive good faith, arm’s-length negotiations, were material inducements for the Consenting Stakeholders to enter into the Restructuring Support Agreement and the comprehensive settlement embodied in the Plan, and are supported by the Debtors and the Consenting Stakeholders. Moreover, the Released Parties and the Exculpated Parties have made substantial and valuable contributions to the Debtors’ restructuring through efforts to negotiate and implement the Plan, which will maximize and preserve the going-concern value of the Debtors for the benefit of all parties in interest. Accordingly, each of the Released Parties and the Exculpated Parties warrants the benefit of the release and exculpation provisions.

IMPORTANTLY, ALL HOLDERS OF CLAIMS OR INTERESTS THAT DO NOT VALIDLY OPT OUT OF THE RELEASES WILL BE DEEMED TO HAVE EXPRESSLY, UNCONDITIONALLY, GENERALLY, INDIVIDUALLY, AND COLLECTIVELY CONSENTED TO THE RELEASE AND DISCHARGE OF ALL CLAIMS AND CAUSES OF ACTION AGAINST THE DEBTORS AND THE RELEASED PARTIES. THE RELEASES ARE AN INTEGRAL ELEMENT OF THE PLAN.

Based on the foregoing, the Debtors believe that the release, exculpation, and injunction provisions in the Plan are necessary and appropriate and meet the requisite legal standard promulgated by the United States Court of Appeals for the Fifth Circuit. More specifically, while their review is ongoing, the Debtors are not aware of any potentially colorable Claims or Causes of Action held by the Debtors or their Estates against the Released Parties that would provide a material benefit to creditor recoveries. In particular, the Debtors are not aware of any colorable Claims or Causes of Action against current or former directors or officers that would provide a material benefit to creditor recoveries. Accordingly, as of this time, the Debtors do not believe that they have material Causes of Action against any of the Released Parties, let alone Causes of Action that would justify the risk, expense, and delay attendant to their pursuit and therefore, if the Plan is consummated, all claims and Causes of Action against the Released Parties will be released pursuant to the Plan.20

[20]	For the avoidance of doubt, Causes of Action of Debtors against other Debtors are discussed separately in Section VIII. As discussed further in Section VIII.K, the Debtors believe that the settlement of such intercompany Causes of Action pursuant to the Plan is fair and reasonable and that any material intercompany Causes of Action being resolved for material consideration. The Committee’s position regarding such Causes of Action is described in Section VIII.I and VIII.J.

Moreover, the Debtors will present evidence at the Confirmation Hearing to demonstrate the basis for and propriety of the release and exculpation provisions. The release, exculpation, and injunction provisions that are contained in the Plan are copied in pertinent part below.

1.	Releases by the Debtors.

Notwithstanding anything contained in the Plan to the contrary, pursuant to section 1123(b) of the Bankruptcy Code, for good and valuable consideration, on and after the Effective Date, each Released Party is deemed released and discharged by the Debtors, the Reorganized Debtors, and their Estates from any and all claims and Causes of Action, whether known or unknown, including any derivative claims, asserted by or on behalf of the Debtors, that the Debtors, the Reorganized Debtors, or their Estates (as applicable) would have been legally entitled to assert in their own right (whether individually or collectively) or on behalf of the Holder of any Claim against or Interest in a Debtor or other Entity, or that any Holder of any Claim against or Interest in a Debtor or other Entity could have asserted on behalf of the Debtors, based on or relating to or in any manner arising from in whole or in part, the Debtors (including the management, ownership, or operation thereof), any Securities issued by the Debtors and the ownership thereof, the Debtors’ in or out of court restructuring efforts, any Avoidance Actions (but excluding Avoidance Actions brought as counterclaims or defenses to Claims asserted against the Debtors), the RBL Facility, any intercompany transactions, the Chapter 11 Cases and any related adversary proceedings, the formulation, preparation, dissemination, solicitation, negotiation, entry into, or filing of the Restructuring Support Agreement, the Disclosure Statement, the DIP Facility, the Plan, the Plan Supplement, the Exit Facility, or any Restructuring Transaction, contract, instrument, release, or other agreement or document (including any legal opinion requested by any Entity regarding any transaction, contract instrument, document, or other agreement contemplated by the Plan or the reliance by any Released Party on the Plan or the Confirmation Order in lieu of such legal opinion) created or entered into in connection with the Restructuring Support Agreement, the Disclosure Statement, the DIP Facility, the Exit Facility, the Rights Offering, the Backstop Commitment Agreement, the Plan, or the Plan Supplement, the filing of the Chapter 11 Cases, the pursuit of Confirmation, the pursuit of Consummation, the administration and implementation of the Plan, including the issuance or distribution of Securities pursuant to the Plan, or the distribution of property under the Plan or any other related agreement, or upon any other related act or omission, transaction, agreement, event, or other occurrence taking place on or before the Effective Date.

Notwithstanding anything to the contrary in the foregoing, the releases set forth above do not release: (i) any post-Effective Date obligations of any party or Entity under the Plan, the Confirmation Order, any Restructuring Transaction, any Definitive Document, or any other document, instrument, or agreement (including those set forth in the Plan Supplement) executed to implement the Plan or the Restructuring Transactions; or (ii) the rights of any Holder of Allowed Claims to receive distributions under the Plan.

Entry of the Confirmation Order shall constitute the Bankruptcy Court’s approval, pursuant to Bankruptcy Rule 9019, of the Debtor release, which includes by reference each of the related provisions and definitions contained in the Plan, and further, shall constitute the Bankruptcy Court’s finding that the Debtor release is: (a) in exchange for the good and valuable consideration provided by the Released Parties; (b) a good faith settlement and compromise of the claims or Causes of Action released by the Debtor release; (c) in the best interests of the Debtors, the Estates, and all Holders of Claims and Interests; (d) fair, equitable and reasonable; (e) given and made after reasonable investigation by the Debtors and after notice and opportunity for hearing; and (f) a bar to any of the Debtors, the Reorganized Debtors, or the Estates asserting any claim or Cause of Action released by the Debtor release against any of the Released Parties.

2.	Releases by the Releasing Parties.

Notwithstanding anything contained in the Plan to the contrary, as of the Effective Date, each Releasing Party is deemed to have released and discharged each Debtor, Reorganized Debtor, and Released Party from any and all claims and Causes of Action, whether known or unknown, including any derivative claims, asserted on behalf of the Debtors, the Reorganized Debtors, or their Estates (as applicable) that such Entity would have been legally entitled to assert (whether individually or collectively), based on or relating to or in any manner arising from, in whole or in part, the Debtors (including the management, ownership, or operation thereof), any Securities issued by the Debtors and the ownership thereof, the Debtors’ in or out of court restructuring efforts, any Avoidance Actions (but excluding Avoidance Actions brought as counterclaims or defenses to Claims asserted against the Debtors), the RBL Facility, any intercompany transactions, the Chapter 11 Cases, the formulation, preparation, dissemination, solicitation, negotiation, entry into, or filing of the Restructuring Support Agreement, the Disclosure Statement, the DIP Facility, the Plan, the Plan Supplement, the Exit Facility, or any Restructuring Transaction, contract, instrument, release, or other agreement or document (including any legal opinion requested by any Entity regarding any transaction, contract, instrument, document, or other agreement contemplated by the Plan or the reliance by any Released Party on the Plan or the Confirmation Order in lieu of such legal opinion) created or entered into in connection with the Restructuring Support Agreement, the Disclosure Statement, the DIP Facility, the Exit Facility, the Rights Offering, the Backstop Commitment Agreement, the Plan, the filing of the Chapter 11 Cases, the pursuit of Confirmation, the pursuit of Consummation, the administration and implementation of the Plan, including the issuance or distribution of Securities pursuant to the Plan, or the distribution of property under the Plan or any other related agreement, or upon any other related act or omission, transaction, agreement, event, or other occurrence taking place on or before the Effective Date.

Notwithstanding anything to the contrary in the foregoing, the releases set forth above do not release: (i) any post-Effective Date obligations of any party or Entity under the Plan, the Confirmation Order, any Restructuring Transaction, any Definitive Document, or any other document, instrument, or agreement (including those set forth in the Plan Supplement) executed to implement the Plan or the Restructuring Transactions, including the Exit RBL/Term Loan A Facility Documentation and the Exit Term Loan B Facility Documentation; (ii) the rights of any Holder of Allowed Claims to receive distributions under the Plan. For the avoidance of doubt, nothing in this Plan shall be deemed to be, or construed as, a release, waiver, discharge, or other limitation or modification of any of the RBL/DIP Preserved Rights.

Entry of the Confirmation Order shall constitute the Bankruptcy Court’s approval, pursuant to Bankruptcy Rule 9019, of the third-party release, which includes by reference each of the related provisions and definitions contained in the Plan, and, further, shall constitute the Bankruptcy Court’s finding that the third-party release is: (a) consensual; (b) essential to the Confirmation; (c) given in exchange for the good and valuable consideration provided by the Released Parties, including, without limitation, the Released Parties’ contributions to facilitating the restructuring and implementing the Plan; (d) a good faith settlement and compromise of the claims or Causes of Action released by the third-party release; (e) in the best interests of the Debtors and their Estates; (f) fair, equitable, and reasonable; (g) given and made after due notice and opportunity for hearing; and (h) a bar to any of the Releasing Parties asserting any claim or Cause of Action released pursuant to the third-party release.

3.	Exculpation.

Except as otherwise specifically provided in the Plan or the Confirmation Order, no Exculpated Party shall have or incur liability for, and each Exculpated Party shall be released and exculpated from any claims and Cause of Action for any claim related to any act or omission in connection with, relating to, or arising out of, the Chapter 11 Cases, the formulation, preparation, dissemination, negotiation, filing, or termination of the Restructuring Support Agreement and related prepetition transactions (including the RBL Credit Agreement, the Notes Indentures or the Notes), the Disclosure Statement, the Plan, the DIP Facility, the Exit Facility Documentation, the Plan Supplement, or any Restructuring Transaction, contract, instrument, release or other agreement or document (including any legal opinion requested by any Entity regarding any transaction, contract, instrument, document, or other agreement contemplated by the Plan or the reliance by any Released Party on the Plan or the Confirmation Order in lieu of such legal opinion) created or entered into in connection with the Disclosure Statement, the Restructuring Support Agreement, the DIP Facility, the Exit Facility, the Rights Offering, the Backstop Commitment Agreement, the Plan, or the Plan Supplement, the filing of the Chapter 11 Cases, the pursuit of Confirmation, the pursuit of Consummation, the administration and implementation of the Plan, including the issuance or distribution of Securities pursuant to the Plan, or the distribution of property under the Plan or any other related agreement, or upon any other related act or omission, transaction, agreement, event, or other occurrence taking place on or before the Effective Date, except for claims related to any act or omission that is determined in a Final Order by a court of competent jurisdiction to have constituted actual fraud, willful misconduct, or gross negligence, but in all respects such Entities shall be entitled to reasonably rely upon the advice of counsel with respect to their duties and responsibilities pursuant to the Plan.

The Exculpated Parties have, and upon Confirmation shall be deemed to have, participated in good faith and in compliance with the applicable laws with regard to the solicitation of votes and distribution of consideration pursuant to the Plan and, therefore, are not, and on account of such distributions shall not be, liable at any time for the violation of any applicable law, rule, or regulation governing the solicitation of acceptances or rejections of the Plan or such distributions made pursuant to the Plan.

4.	Injunction.

Except as otherwise expressly provided in the Plan or the Confirmation Order or for obligations or distributions issued or required to be paid pursuant to the Plan or the Confirmation Order, all Entities who have held, hold, or may hold the Released Claims are permanently enjoined from and after the Effective Date, from taking any of the following actions against, as applicable, the Debtors, the Reorganized Debtors, the Exculpated Parties, or the Released Parties: (1) commencing or continuing in any manner any action, suit, or other proceeding of any kind on account of or in connection with or with respect to any Released Claims; (2) enforcing, attaching, collecting, or recovering by any manner or means any judgment, award, decree, or order against such Entities on account of or in connection with or with respect to any Released Claims; (3) creating, perfecting, or enforcing any lien or encumbrance of any kind against such Entities or the Estates of such Entities on account of or in connection with or with respect to any Released Claims; (4) asserting any right of setoff, subrogation, or recoupment of any kind against any obligation due from such Entities or against the property or the Estates of such Entities on account of or in connection with or with respect to any Released Claims unless such Entity has Filed a motion requesting the right to perform such setoff on or before the Effective Date, and notwithstanding an indication of a Claim or Interest or otherwise that such Entity asserts, has, or intends to preserve any right of setoff pursuant to applicable Law or otherwise; and (5) commencing or continuing in any manner any action or other proceeding of any kind on account of or in connection with or with respect to any Released Claims released or settled pursuant to the Plan.

Upon entry of the Confirmation Order, all Holders of Claims and Interests and their respective current and former employees, agents, officers, directors, managers, principals, and direct and indirect Affiliates, in their capacities as such, shall be enjoined from taking any actions to interfere with the implementation or Consummation of the Plan. Each Holder of an Allowed Claim or Allowed Interest, as applicable, by accepting, or being eligible to accept, distributions under or Reinstatement of such Claim or Interest, as applicable, pursuant to the Plan, shall be deemed to have consented to the injunction provisions set forth in Article VIII.F of the Plan.

5.	Release of Liens.

Except as otherwise provided in the Exit Facility Documentation, the Plan, the Confirmation Order, or in any contract, instrument, release, or other agreement or document created pursuant to the Plan, on the Effective Date and concurrently with the applicable distributions made pursuant to the Plan and, in the case of a Secured Claim, satisfaction in full of the portion of the Secured Claim that is Allowed as of the Effective Date, except for Other Secured Claims that the Debtors elect to Reinstate in accordance with the Plan, all mortgages, deeds of trust, Liens, pledges, or other security interests against any property of the Estates shall be fully released and discharged, and all of the right, title, and interest of any Holder of such mortgages, deeds of trust, Liens, pledges, or other security interests shall revert to the Reorganized Debtors and their successors and assigns, in each case, without any further approval or order of the Bankruptcy Court and without any action or Filing being required to be made by the Debtors or Reorganized Debtors, or any other Holder of a Secured Claim. Any Holder of such Secured Claim (and the applicable agents for such Holder) shall be authorized and directed, at the sole cost and expense of the Reorganized Debtors, to release any collateral or other property of any Debtor (including any cash collateral and possessory collateral) held by such Holder (and the applicable agents for such Holder), and to take such actions as may be reasonably requested by the Reorganized Debtors to evidence the release of such Liens and/or security interests, including the execution, delivery, and filing or recording of such releases. The presentation or filing of the Confirmation Order to or with any federal, state, provincial, or local agency, records office, or department shall constitute good and sufficient evidence of, but shall not be required to effect, the termination of such mortgages, deeds of trust, Liens, pledges, and other security interests.

To the extent that any Holder of a Secured Claim that has been satisfied or discharged in full pursuant to the Plan, or any agent for such Holder, has filed or recorded publicly any Liens and/or security interests to secure such Holder’s Secured Claim, then as soon as practicable on or after the Effective Date, such Holder (or the agent for such Holder) shall take any and all steps requested by the Debtors, the Reorganized Debtors, or the Exit Facility Agents that are necessary or desirable to record or effectuate the cancellation and/or extinguishment of such Liens and/or security interests, including the making of any applicable filings or recordings, and the Reorganized Debtors shall be entitled to make any such filings or recordings on such Holder’s behalf.

N.	How will the preservation of the Causes of Action impact my recovery under the Plan?

The Plan provides for the preservation of certain Causes of Action.

In accordance with section 1123(b) of the Bankruptcy Code, each Reorganized Debtor, as applicable, shall retain and may enforce all rights to commence and pursue, as appropriate, any and all Causes of Action of the Debtors, whether arising before or after the Petition Date, that are specifically enumerated in the Schedule of Retained Causes of Action, and the Reorganized Debtors’ rights to commence, prosecute, or settle such retained Causes of Action shall be preserved notwithstanding the occurrence of the Effective Date or any other provision of the Plan to the contrary.

The Reorganized Debtors may pursue such retained Causes of Action, as appropriate, in accordance with the best interests of the Reorganized Debtors. No Entity may rely on the absence of a specific reference in the Plan, the Plan Supplement, or the Disclosure Statement to any Cause of Action against it as any indication that the Debtors or the Reorganized Debtors, as applicable, will not pursue any and all available retained Causes of Action of the Debtors against it. The Debtors and the Reorganized Debtors expressly reserve all rights to prosecute any and all retained Causes of Action against any Entity. Unless otherwise agreed upon in writing by the parties to the applicable Cause of Action, all objections to the Schedule of Retained Causes of Action must be Filed with the Bankruptcy Court on or before thirty days after the Effective Date. Any such objection that is not timely Filed will be disallowed and forever barred, estopped, and enjoined from assertion against any Reorganized Debtor, without the need for any objection or responsive pleading by the Reorganized Debtors or any other party in interest or any further notice to or action, order, or approval of the Bankruptcy Court.

The Reorganized Debtors may settle any such objection without any further notice to or action, order, or approval of the Bankruptcy Court. If there is any dispute regarding the inclusion of any Cause of Action on the Schedule of Retained Causes of Action that remains unresolved by the Debtors or Reorganized Debtors, as applicable, and the objection party for thirty days, such objection shall be resolved by the Bankruptcy Court. Unless any Causes of Action of the Debtors against an Entity are expressly waived, relinquished, exculpated, released, compromised, or settled in the Plan or a Final Order (and for the avoidance of doubt, any Causes of Action on the Schedule of Retained Causes of Action shall not be expressly relinquished, exculpated, released, compromised, or settled in the Plan), the Reorganized Debtors expressly reserve all Causes of Action, for later adjudication, and, therefore, no preclusion doctrine, including the doctrines of res judicata, collateral estoppel, issue preclusion, claim preclusion, estoppel (judicial, equitable, or otherwise), or laches, shall apply to such Causes of Action upon, after, or as a consequence of the Confirmation or Consummation.

The Reorganized Debtors reserve and retain such Causes of Action of the Debtors notwithstanding the rejection or repudiation of any Executory Contract or Unexpired Lease during the Chapter 11 Cases or pursuant to the Plan. In accordance with section 1123(b)(3) of the Bankruptcy Code, any retained Causes of Action that a Debtor may hold against any Entity will vest in the Reorganized Debtors. The applicable Reorganized Debtors, through their authorized agents or representatives, will retain and may exclusively enforce any and all such Causes of Action. The Reorganized Debtors will have the exclusive right, authority, and discretion to determine and to initiate, file, prosecute, enforce, abandon, settle, compromise, release, withdraw, or litigate to judgment any such Causes of Action and to decline to do any of the foregoing without the consent or approval of any third party or further notice to or action, order, or approval of the Bankruptcy Court.

O.	How will undeliverable distributions and unclaimed property be treated under the Plan?

If any distribution to a Holder of an Allowed Claim is returned to the Disbursing Agent as undeliverable, no distribution will be made to such Holder unless and until the Disbursing Agent is notified in writing of such Holder’s then-current address or other necessary information for delivery, at which time all currently due missed distributions shall be made to such Holder on the next Distribution Date without interest. Undeliverable distributions will remain in the possession of the Reorganized Debtors until such time as a distribution becomes deliverable, or such distribution reverts to the Reorganized Debtors or is canceled pursuant to the Plan and shall not be supplemented with any interest, dividends, or other accruals of any kind.

Any distribution under the Plan that is an Unclaimed Distribution or remains undeliverable for a period of six months after distribution will be deemed unclaimed property under section 347(b) of the Bankruptcy Code and such Unclaimed Distribution or undeliverable distribution will revest in the applicable Reorganized Debtor automatically (and without need for a further order by the Bankruptcy Court, notwithstanding any applicable federal, provincial, or estate escheat, abandoned, or unclaimed property laws to the contrary) and, to the extent such Unclaimed Distribution is comprised of New Common Stock or New Preferred Stock, such New Common Stock or New Preferred Stock will be canceled. Upon such revesting, the Claim of the Holder or its successors with respect to such property will be canceled, discharged, and forever barred notwithstanding any applicable federal or state escheat, abandoned, or unclaimed property laws, or any provisions in any document governing the distribution that is an Unclaimed Distribution, to the contrary. The Disbursing Agent will adjust the number of shares of New Common Stock outstanding as of the date of such cancellation to ensure that the distributions of New Common Stock contemplated under the Plan, including in respect of the Gulfport Parent Equity Pool and Gulfport Subsidiaries Equity Pool, are given full force and effect.

P.	Are there minimum distribution restrictions?

No Cash payment of less than $250 shall be made to a Holder of an Allowed Claim on account of such Allowed Claim. When any distribution pursuant to the Plan on account of an Allowed Claim or Allowed Interest (as applicable) would otherwise result in the issuance of a number of shares of New Common Stock or New Preferred Stock that is not a whole number, the actual distribution of shares of New Common Stock or New Preferred Stock will be rounded as follows: (a) fractions of one-half or greater shall be rounded to the next higher whole number and (b) fractions of less than one-half will be rounded to the next lower whole number with no further payment therefor. No fractional shares of New Common Stock or New Preferred Stock will be distributed, and no Cash will be distributed in lieu of such fractional amounts.

Q.	What steps did the Debtors take to evaluate alternatives to a chapter 11 filing?

As described in the Declaration of Quentin R. Hicks, Executive Vice President and Chief Financial Officer of Gulfport, In Support of Chapter 11 Petitions and First Day Motions [Docket No. 40] (the “First Day Declaration”), prior to the Petition Date, the Debtors evaluated numerous potential alternatives to address their funded indebtedness. As described in the First Day Declaration, following these considerations and in light of all of the circumstances, including depressed commodities prices and high fixed costs related to the Debtors’ midstream contracts, the Board of Directors of Gulfport Parent determined in its business judgment to pursue a holistic restructuring through a chapter 11 filing.

R.	Who is committed by the Restructuring Support Agreement to support the Plan?

The Plan is supported by parties, including, but not limited to, the Debtors, holders of over 95% of the RBL Claims, and holders of over 70% of the Notes Claims.

S.	Are the Debtors seeking to pay professional fees of the Consenting Stakeholders pursuant to the Plan?

The Restructuring Support Agreement is the cornerstone of the Debtors’ restructuring, and the Consenting Stakeholders and their professionals have been, and continue to be, integral to facilitating the restructuring transactions contemplated by the Restructuring Support Agreement and the Plan. The Restructuring Support Agreement provides that the Consenting Stakeholders shall support the Plan on the terms set forth therein. Part of the consideration for this support is that the Debtors are obligated to pay the reasonable fees and expenses of certain professionals to the Consenting Stakeholders, Agents, and Notes Trustee.

T.	What is the deadline to vote on the Plan?

The Voting Deadline is March 29, 2021, at 11:59 p.m., prevailing Central Time.

U.	How do I vote for or against the Plan?

Detailed instructions regarding how to vote on the Plan are contained on the Ballots distributed to holders of Claims that are entitled to vote on the Plan. For your vote to be counted, your ballot must be properly completed, executed, and delivered as directed, so that your ballot or a master ballot including your vote is actually received by the Debtors’ solicitation agent, Epiq Corporate Restructuring (the “Solicitation Agent”) on or before the Voting Deadline, i.e. March 29, 2021, at 11:59 p.m., prevailing Central Time. See Article X of this Disclosure Statement, entitled “Confirmation of the Plan,” for more information.

V.	Why is the Bankruptcy Court holding a Confirmation Hearing?

Section 1128(a) of the Bankruptcy Code requires the Bankruptcy Court to hold a hearing on Confirmation of the Plan and recognizes that any party in interest may object to Confirmation of the Plan.

W.	When is the Confirmation Hearing set to occur?

The Bankruptcy Court has scheduled the Confirmation Hearing for April 7, 2021, at 1:00 p.m., prevailing Central Time. The Confirmation Hearing may be adjourned from time to time without further notice.

Objections to Confirmation must be Filed and served on the Debtors, and certain other parties, by no later than March 29, 2021, at 4:00 p.m., prevailing Central Time, in accordance with the notice of the Confirmation Hearing that accompanies this Disclosure Statement and the Disclosure Statement Order.

X.	What is the purpose of the Confirmation Hearing?

The confirmation of a plan of reorganization by a bankruptcy court binds the debtor, any issuer of securities under a plan of reorganization, any person acquiring property under a plan of reorganization, any creditor or equity interest holder of a debtor, and any other person or entity as may be ordered by the bankruptcy court in accordance with the applicable provisions of the Bankruptcy Code. Subject to certain limited exceptions, the order issued by the bankruptcy court confirming a plan of reorganization discharges a debtor from any debt that arose before the confirmation of such plan of reorganization and provides for the treatment of such debt in accordance with the terms of the confirmed plan of reorganization.

Y.	Who do I contact if I have additional questions with respect to this Disclosure Statement or the Plan?

If you have any questions regarding this Disclosure Statement or the Plan, please contact the Solicitation Agent via one of the following methods:

By regular mail, hand delivery, or overnight mail at:
Gulfport Energy LLC

c/o Epiq Corporate Restructuring, LLC

10300 SW Allen Boulevard
Beaverton, OR 97005

By electronic mail at:
gulfportinfo@epiqglobal.com

By telephone at:
(888) 905-0409 (toll free) or
+1 503) 597-7687 (for parties outside the U.S.)

Copies of the Plan, this Disclosure Statement, and any other publicly filed documents in the Chapter 11 Cases are available upon written request to the Solicitation Agent at the address above or by downloading the exhibits and documents from the website of the Solicitation Agent at https://dm.epiq11.com/case/gulfport/info (free of charge) or the Bankruptcy Court’s website at http://www.txs.uscourts.gov/bankruptcy (for a fee).

Z.	Do the Debtors recommend voting in favor of the Plan?

Yes. The Debtors believe that the Plan provides for a larger distribution to all Holders of Claims than would otherwise result from any other available alternative. The Debtors believe that the Plan, which contemplates a significant deleveraging of the Debtors’ balance sheet and projects them emerging from chapter 11 in less than a year, is in the best interest of all Holders of Claims or Interests, and that any other alternatives (to the extent they exist) fail to realize or recognize the value inherent under the Plan.

IV.	THE DEBTORS’ restructuring support agreement, DIP Facility, and PLAN

A.	Restructuring Support Agreement.

On November 13, 2020, the Debtors and the Consenting Stakeholders, including Holders of approximately 95% of the RBL Claims and over 70% of the Notes Claims, entered into the Restructuring Support Agreement to implement the restructuring transactions contemplated thereby. The Plan, the Backstop Commitment Agreement, and the Exit Facility Term Sheet are attached as Exhibit A, Exhibit F, and Exhibit G. The restructuring transactions contemplated by the Plan will significantly reduce the Debtors’ funded debt obligations and annual interest payments, result in a stronger balance sheet for the Debtors, and also reduce high operational costs through rejection of the Debtors’ firm transportation agreements.

The Plan represents a significant step in the Debtors’ months-long restructuring process. The Restructuring Support Agreement will allow the Debtors to proceed expeditiously through chapter 11 to a successful emergence. The Plan will significantly deleverage the Debtors’ balance sheet, reduce go-forward fixed costs, and provide the capital injection needed for the Debtors to conduct competitive operations going forward.

B.	The DIP Facility.

To fund the administration of the Chapter 11 Cases, Bank of Nova Scotia, as agent under the RBL Facility, and certain of the lenders thereunder, agreed to provide a $262.5 million DIP Facility, subject to the terms and conditions specified in the DIP Loan Documents.

More specifically, the DIP Facility provides the Debtors with $105 million in revolving new money financing under which borrowings will bear interest, at the Debtors’ election, at the Base Rate, or LIBOR, as applicable, plus the Applicable Rate (subject to a LIBOR floor of 1.00 percent), $90 million of which became immediately available upon entry of, and subject to the terms of, the Interim DIP Order. The remaining $15 million of new money financing became available upon entry of the final order approving entry into the DIP Facility. Further, upon entry of the final order approving entry into the DIP Facility, $157.5 million of the DIP Facility rolled up the ratable share of the outstanding principal amount of the RBL Facility of each lender under the DIP Facility.

C.	The Plan.

The Plan contemplates the following key terms, among others described herein and therein:

1.	Issuance of New Common Stock and New Preferred Stock.

Pursuant to the Plan and as set forth in the Restructuring Steps Memorandum, the Debtors presently intend to implement a flip merger at least one day prior to or on the Effective Date (the “Flip Merger”). However, it is possible that the parties will decide to undertake one of two alternative structures described below in lieu of undertaking the Flip Merger, in which case, the New Common Stock, Rights Offering Subscription Rights, and New Preferred Stock will instead represent interests in Reorganized Gulfport Parent. The parties’ decision with respect to this implementation will be set forth in the Restructuring Steps Memorandum.

Assuming the Flip Merger occurs, all Interests in Reorganized Gulfport Holdco held by Holders of Existing Interests as a result of the Flip Merger will be canceled as of the Effective Date and on the Effective Date or as soon as reasonably practicable thereafter, (a) Reorganized Gulfport Holdco will issue the New Common Stock and Rights Offering Subscription Rights to Reorganized Gulfport Parent, which shall distribute such New Common Stock and Rights Offering Subscription Rights, as applicable, to each Holder of a Claim that is entitled to receive New Common Stock or Rights Offering Subscription Rights in exchange for such Claim pursuant to the Plan and (b) Reorganized Gulfport Holdco will issue New Preferred Stock to each Holder of a Claim that is entitled to receive New Preferred Stock pursuant to the Rights Offering or the Backstop Commitment Agreement (including the Backstop Commitment Premium). However, it is possible that the parties will agree to utilize an alternative structure. In the first alternative structure (“Alternative Structure 1”), (x) all Existing Interests will be cancelled, (y) Reorganized Gulfport Parent will issue and distribute New Common Stock and Rights Offering Subscription Rights directly to each Holder of a Claim that is entitled to receive New Common Stock or Rights Offering Subscription Rights in exchange for such Claim pursuant to the Plan, and (z) Reorganized Gulfport Parent will issue New Preferred Stock to each Holder of a Claim that is entitled to receive New Preferred Stock pursuant to the Rights Offering or the Backstop Commitment Agreement (including the Backstop Commitment Premium). In the second alternative structure (“Alternative Structure 2”), (i) all Existing Interests will be cancelled, (ii) Reorganized Gulfport Parent will issue New Common Stock and Rights Offering Subscription Rights to Reorganized Gulfport Holdco, a newly formed direct subsidiary of Reorganized Gulfport Parent, which shall distribute such New Common Stock and Rights Offering Subscription Rights, as applicable, to each Holder of a Class 4B or Class 5B Claim that is entitled to receive New Common Stock or Rights Offering Subscription Rights in exchange for such Claim pursuant to the Plan, (iii) Reorganized Gulfport Parent will issue and distribute New Common Stock directly to each Holder of a Class 4A or Class 5A Claim that is entitled to receive New Common Stock in exchange for such Claim pursuant to the Plan and (iv) Reorganized Gulfport Parent will issue New Preferred Stock to each Holder of a Claim that is entitled to receive New Preferred Stock pursuant to the Rights Offering or the Backstop Commitment Agreement (including the Backstop Commitment Premium). Under each such structure, the issuance of New Common Stock and New Preferred Stock will be authorized without the need for any further corporate action and without any further action by the Debtors or the Reorganized Debtors, as applicable. The Reorganized Debtors will be authorized to issue a certain number of shares of New Common Stock and New Preferred Stock required to be issued under the Plan and pursuant to their New Organizational Documents. On the Effective Date, the Debtors or Reorganized Debtors, as applicable, will issue all Securities, notes, instruments, certificates, and other documents required to be issued pursuant to the Plan.

All of the New Common Stock and New Preferred Stock issued or authorized to be issued pursuant to the Plan shall be duly authorized, validly issued, fully paid, and non-assessable. Each distribution and issuance referred to in Article VI of the Plan will be governed by the terms and conditions set forth in the Plan applicable to such distribution or issuance and by the terms and conditions of the instruments evidencing or relating to such distribution or issuance, which terms and conditions will bind each Entity receiving such distribution or issuance.

2.	Entry into the Exit Facility.

On the Effective Date, the Reorganized Debtors will enter into the Exit Facility, the terms of which will be set forth in the Exit Facility Documentation and consistent with the Restructuring Support Agreement; provided that the Debtors or the Reorganized Debtors, as applicable, determine that entry into the Exit Facility is in the best interests of the Reorganized Debtors and such determination is acceptable to the Required Consenting Stakeholders.

To the extent applicable, Confirmation of the Plan will be deemed (a) approval of the Exit Facility (including the transactions and related agreements contemplated thereby and all actions to be taken, undertakings to be made, and obligations to be incurred and fees and expenses to be paid by the Debtors or the Reorganized Debtors, as applicable, in connection therewith), to the extent not approved by the Bankruptcy Court previously and (b) authorization for the Debtors or the Reorganized Debtors, as applicable, to, without further notice to or order of the Bankruptcy Court, (i) execute and deliver those documents and agreements necessary or appropriate to pursue or obtain the Exit Facility, including the Exit Facility Documentation, and incur and pay any fees and expenses in connection therewith, and (ii) act or take action under applicable Law, regulation, order, or rule or vote, consent, authorization, or approval of any Person, subject to such modifications as the Debtors or the Reorganized Debtors, as applicable, may deem to be necessary to consummate the Exit Facility; provided that such modifications are acceptable to the Required Consenting Stakeholders.

As of the Effective Date, upon the granting or continuation of Liens in accordance with the Exit Facility Documentation, all of the Liens and security interests to be granted in accordance with the Exit Facility Documentation (a) will be deemed to be granted, (b) will be legal, binding, automatically perfected, non-avoidable, and enforceable Liens on, and security interests in, the applicable collateral in accordance with the respective terms of the Exit Facility Documentation, (c) will be deemed perfected on or prior to the Effective Date, subject only to such Liens and security interests as may be permitted under the respective Exit Facility Documentation, and (d) will not be subject to avoidance, recharacterization, or equitable subordination for any purposes whatsoever and will not constitute preferential transfers, fraudulent transfers, or fraudulent conveyances under the Bankruptcy Code or any applicable non-bankruptcy law, and the Exit Facility Collateral Agent for the benefit of the Exit Facility Secured Parties will have a valid, binding, perfected, non-avoidable, and enforceable first-priority lien on and security interest in the Exit Facility Collateral, subject only to such Liens and security interests as permitted under the Exit Facility Documentation, and valid, binding, non-avoidable, and enforceable guarantee and collateral documentation. To the extent provided in the Exit Facility Documentation, the Exit Facility Agents or holder(s) of Liens under the Exit Facility Documentation are authorized to file with the appropriate authorities mortgages, financing statements and other documents, and to take any other action in order to evidence, validate, and perfect such Liens or security interests. The guarantees, mortgages, pledges, Liens, and other security interests granted to secure the obligations arising under the Exit Facility Documentation have been granted in good faith, for legitimate business purposes, and for reasonably equivalent value as an inducement to the lenders thereunder to extent credit thereunder will be deemed not to constitute a fraudulent conveyance or fraudulent transfer and will not otherwise be subject to avoidance, recharacterization, or subordination for any purposes whatsoever and will not constitute preferential transfers or fraudulent conveyances under the Bankruptcy Code or any applicable nonbankruptcy law, and the priorities of such Liens and security interests will be as set forth in the Exit Facility Documentation. The Reorganized Debtors and the persons and entities granted such Liens and security interests will be authorized to make all filings and recordings, and to obtain all governmental approvals and consents necessary to establish and perfect such Liens and security interests under the provisions of the applicable state, federal, or other law that would be applicable in the absence of the Plan and the Confirmation Order (it being understood that perfection will occur automatically by virtue of the entry of the Confirmation Order and any such filings, recordings, approvals, and consents will not be required), and will thereafter cooperate to make all other filings and recordings that otherwise would be necessary under applicable law to give notice of such Liens and security interests to third parties.

3.	Issuance of the New Unsecured Notes.

On the Effective Date, the Debtors, as applicable, will execute the New Unsecured Notes Documents, pursuant to which Reorganized Gulfport Parent (or, in the case of the Alternative Structure 2, Reorganized Gulfport Holdco) will issue the New Unsecured Notes to applicable Holders of Claims in partial exchange for such Holders’ respective Claims as set forth in Article III.B of the Plan.

To the extent applicable, Confirmation of the Plan shall be deemed (a) approval of the New Unsecured Notes Documents (including the transactions and related agreements contemplated thereby and actions to be taken, undertakings to be made, and obligations to be incurred and fees and expenses to be paid by the Debtors or the Reorganized Debtors, as applicable, in connection therewith), to the extent not approved by the Bankruptcy Court previously, and (b) authorization for the Debtors or the Reorganized Debtors, as applicable, to, without further notice to or order of the Bankruptcy Court, (i) execute and deliver those documents and agreements necessary or appropriate to issue the New Unsecured Notes, including the New Unsecured Notes Documents, and incur and pay any fees and expenses in connection therewith, and (ii) act or take action under applicable Law, regulation, order, or rule or vote, consent, authorization, or approval of any Person, subject to such modifications as the Debtors or the Reorganized Debtors, as applicable, may deem to be necessary to consummate the issuance of the New Unsecured Notes; provided that such modifications are acceptable to the Required Consenting Stakeholders.

4.	Rights Offering.

As described more fully in Article III.L, entitled “What is the Rights Offering?,” on the Effective Date, the Debtors will consummate the Rights Offering.

5.	Employee Compensation and Benefits.

It is the Debtors’ intent that these Chapter 11 Cases will have a minimal impact on employees.

a.	Compensation and Benefits Programs.

Subject to the provisions of the Plan, all Compensation and Benefits Programs will be treated as Executory Contracts under the Plan and deemed assumed on the Effective Date pursuant to the provisions of sections 365 and 1123 of the Bankruptcy Code, except for:

(a)	all employee equity or equity-based incentive plans, and any provisions set forth in the Compensation and Benefits Programs that provide for rights to acquire existing Interests in any of the Debtors;

(b)	Compensation and Benefits Programs that have been rejected pursuant to an order of a Bankruptcy Court; and

(c)	any Compensation and Benefits Programs that, as of the entry of the Confirmation Order, have been specifically waived by the beneficiaries of any Compensation and Benefits Program.

Any assumption of Compensation and Benefits Programs pursuant to the Plan shall be deemed not to trigger (i) any applicable change of control, immediate vesting, termination (similar provisions therein) and (ii) an event of “Good Reason” (or a term of like import), in each case as a result of the consummation of the Restructuring Transactions. No counterparty shall have rights under a Compensation and Benefits Program assumed pursuant to the Plan other than those applicable immediately prior to such assumption.

b.	Workers’ Compensation Programs.

As of the Effective Date, except as set forth in the Plan Supplement, the Debtors and the Reorganized Debtors will continue to honor their obligations under: (a) all applicable workers’ compensation laws in states in which the Reorganized Debtors operate; and (b) the Debtors’ written contracts, agreements, agreements of indemnity, self-insured workers’ compensation bonds, policies, programs, and plans for workers’ compensation and workers’ compensation insurance. All Proofs of Claims on account of workers’ compensation will be deemed withdrawn automatically and without any further notice to or action, order, or approval of the Bankruptcy Court. Nothing in the Plan will limit, diminish, or otherwise alter the Debtors’ or Reorganized Debtors’ defenses, Causes of Action, or other rights under applicable non-bankruptcy Law with respect to any such contracts, agreements, policies, programs, and plans. Nothing herein or in the Plan shall be deemed to impose any obligations on the Debtors in addition to what is provided for under applicable state law.

c.	Management Incentive Plan.

Effective on the Effective Date, the Reorganized Debtors may implement the Management Incentive Plan as provided herein.  If determined by the New Board, the Management Incentive Plan will provide for 50% of the Management Incentive Plan Pool (the “Initial Pool”) to be allocated within sixty (60) days following the Effective Date to the Management Incentive Plan Participants in the form of restricted stock units (or their economic equivalents) subject to terms (including performance metrics and vesting criteria) to be agreed between the Management Incentive Plan Participants and the New Board; provided that such period shall be extended automatically by an additional thirty (30) days if good faith discussions between the Management Incentive Plan Participants and the New Board regarding the terms of the Management Incentive Plan remain ongoing at the conclusion of the initial sixty (60) day period.  If either (a) the New Board does not institute the Management Incentive Plan with respect to the Initial Pool in accordance with the terms of Article IV.P of the Plan (including the time periods set forth therein) or (b) the terms of the Initial Pool with respect to any Management Incentive Plan Participant are not satisfactory to such participant in such participant’s sole discretion prior to the expiration of the time periods set forth herein, in either case, such event shall constitute “good reason” under the applicable MIP Employment Agreement; provided that the allocation of the Initial Pool of any Management Incentive Plan Participant (but not any other terms and conditions of the Initial Pool) shall be deemed satisfactory as to such participant if such participant receives at least the applicable percentage of the Initial Pool set forth in the Initial MIP Allocation.

6.	Employee and Retiree Benefits.

All Compensation and Benefits Programs shall be assumed by the Reorganized Debtors and shall remain in place as of the Effective Date, and the Reorganized Debtors will continue to honor such agreements, arrangements, programs, and plans. For the avoidance of doubt, pursuant to section 1129(a)(13) of the Bankruptcy Code, from and after the Effective Date, all retiree benefits (as such term is defined in section 1114 of the Bankruptcy Code), if any, will continue to be paid in accordance with applicable law. On the Effective Date, the Debtors will assume all employment agreements, indemnification agreements, or other agreements entered into with current and former employees, directors, managers, members, or officers, including the MIP Employment Agreements. For the avoidance of doubt, the only employment agreements with severance obligations that will be assumed are the MIP Employment Agreements.

7.	Royalties and Working Interests.

Notwithstanding anything in the Plan to the contrary, all of the Royalty and Working Interests and any agreements, documents, or instruments relating thereto, are treated as and deemed to be Executory Contracts under the Plan. On the Effective Date, pursuant to section 365(a) of the Bankruptcy Code, the Debtors shall be deemed to have assumed all agreements, documents, and instruments related thereto, and all Royalty and Working Interests and obligations thereunder shall remain in full force and effect in accordance with the terms of the granting instruments or other governing documents applicable to such Royalty and Working Interests. Entry of the Confirmation Order will constitute the Bankruptcy Court’s approval of the Reorganized Debtors’ assumption of all such Royalty and Working Interests and related agreements, documents, and instruments. Notwithstanding anything to the contrary contained in the Plan, Confirmation of the Plan shall not discharge, impair, or otherwise modify any obligations assumed by the foregoing assumption of the Royalty and Working Interest obligations, and each such obligation will be deemed and treated as an Executory Contract that has been assumed by the Reorganized Debtors under the Plan as to which no Proof of Claim or Cure Claim need be Filed, and to the extent there are cure amounts owed either prepetition and/or post-petition such amounts shall survive and will not be discharged on the Effective Date. For the avoidance of doubt, the provisions of Article VIII.A–E of the Plan shall not discharge, modify, affect, or impair any Royalty and Working Interests assumed pursuant to this Article IV.C.7.

8.	Managers and Officers of the Reorganized Debtors.

As of the Effective Date, the term of the current members of the board of directors of Gulfport Parent shall expire. The New Board will consist of the Reorganized Debtors’ Chief Executive Officer and other directors, all of whom will be selected and appointed in a manner determined by the Required Consenting Noteholders. The identities of directors on the New Board will be set forth in the Plan Supplement to the extent known at the time of filing.

V.	Solicitation And Voting Procedures

This Disclosure Statement is being distributed, along with the applicable Ballot to be used for voting on the Plan, to the Holders of Claims in those Classes that are entitled to vote to accept or reject the Plan. The procedures and instructions for voting and related deadlines are set forth in the exhibits annexed to the Disclosure Statement Order, incorporated herein by reference.

The Disclosure Statement Order is incorporated herein by reference and should be read in conjunction with this Disclosure Statement in formulating a decision to vote to accept or reject the Plan.

The discussion of the Solicitation and Voting PROCESS SET FORTH IN THis DISCLOSURE STATEMENT is only a summary.

PLEASE REFER TO THE DISCLOSURE STATEMENT Order FOR A MORE COMPREHENSIVE DESCRIPTION OF THE SOLICITATION AND VOTING PROCESS.

A.	Holders of Claims Entitled to Vote on the Plan.

Under the provisions of the Bankruptcy Code, not all holders of claims against or interests in a debtor are entitled to vote on a chapter 11 plan. The table in Article III.D of this Disclosure Statement, entitled “Am I entitled to vote on the Plan?” which begins on page 6, provides a summary of the status and voting rights of each Class (and, therefore, of each Holder within such Class absent an objection to the Holder’s Claim) under the Plan.

As shown in the table, the Debtors are soliciting votes to accept or reject the Plan only from Holders of Claims in Classes 3, 4A, 4B, 5A, and 5B (collectively, the “Voting Classes”). The Holders of Claims in the Voting Classes are Impaired under the Plan and may, in certain circumstances, receive a distribution under the Plan. Accordingly, Holders of Claims in the Voting Classes have the right to vote to accept or reject the Plan.

The Debtors are not soliciting votes from Holders of Claims or Interests in Classes 1, 2, 6, 7, 8 and 9.

B.	Solicitation Agent.

The Debtors have retained the Claims and Noticing Agent, Epiq, to act as, among other things, the Solicitation Agent in connection with the solicitation of votes to accept or reject the Plan.

C.	Solicitation Package.

Contemporaneously herewith, the Debtors Filed the proposed Disclosure Statement Order. For purposes of this Article V, capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Disclosure Statement Order. Pursuant to the Disclosure Statement Order, Holders of Claims in the Voting Classes will receive appropriate solicitation materials (in paper or electronic form) including (the following materials, collectively, the “Solicitation Package”):

●	the Disclosure Statement (including schedules);

●	the Disclosure Statement Order (without exhibits);

●	the Solicitation Procedures;

●	the Cover Letter;

●	the Committee Letter;

●	the Confirmation Hearing Notice;

●	the applicable Ballot for the relevant Class of Claims;

●	a pre-addressed, postage pre-paid reply envelope; and

●	any supplemental documents the Debtors may File with the Bankruptcy Court or that the Bankruptcy Court orders to be made available.

The Solicitation Package shall provide the Plan, the Disclosure Statement, and the Disclosure Statement Order (without exhibits) in electronic format (flash drive or CD-ROM, or, in the case of Holders of Notes Claims, by electronic service in accordance with the customary procedures of the bank or brokerage firm holding the securities, or that firm’s agent), and all other contents of the Solicitation Package, including Ballots and the Solicitation Procedures, shall be provided in paper format.

D.	Voting Record Date.

The Voting Record Date is February 22, 2021. The Voting Record Date is the date on which it will be determined which Holders of Claims in the Voting Classes are entitled to vote to accept or reject the Plan and whether Claims have been properly assigned or transferred under Bankruptcy Rule 3001(e) such that an assignee or transferee, as applicable, can vote to accept or reject the Plan as the Holder of a Claim.

E.	Voting on the Plan.

The Voting Deadline is March 29, 2021 at 11:59 p.m., prevailing Central Time. In order to be counted as votes to accept or reject the Plan, all Ballots must be: (a) electronically submitted utilizing the online balloting portal maintained by the Solicitation Agent on or before the Voting Deadline; or (b) properly executed, completed, and delivered (either by using the envelope provided, by first class mail, overnight courier, or personal delivery) so that the Ballots are actually received by the Solicitation Agent on or before the Voting Deadline at the following address:

DELIVERY OF BALLOTS

FOR CLASSES 3, 4A, 4B, 5A, and 5B

If by First Class mail:

Gulfport Energy Corporation

Ballot Processing
c/o Epiq Corporate Restructuring, LLC
P.O. Box 4422
Beaverton, OR 97076-4422

If by overnight courier or hand delivery:

Gulfport Energy Corporation

Ballot Processing
c/o Epiq Corporate Restructuring, LLC
10300 SW Allen Boulevard
Beaverton, OR 97005

OR

ONLINE PORTAL AT https://dm.epiq11.com/gulfport

FOR CLASS 5A AND 5B ONLY (PREFERRED METHOD)

MASTER AND PRE-VALIDATED BENEFICIAL BALLOTS

Via E-mail: Tabulation@epiqglobal.com

(Please reference “Gulfport Master Ballot” or “Gulfport” in the subject line, as applicable)

If you received an envelope addressed to your nominee, please return your ballot to your nominee, allowing enough time for your nominee to cast your vote on a master ballot before the Voting Deadline.

PLEASE SELECT JUST ONE OPTION TO SUBMIT YOUR VOTE:

FOR CLASSES 3, 4A, AND 4B

EITHER RETURN A PROPERLY EXECUTED PAPER BALLOT WITH YOUR VOTE

OR

VOTE ELECTRONICALLY THROUGH THE CUSTOMIZED,
ONLINE BALLOTING PORTAL ON THE DEBTORS’ CASE WEBSITE
MAINTAINED BY EPIQ (“E-BALLOT”)

OR, FOR CLASS 5A AND 5B

RETURN A PROPERLY EXECUTED MASTER OR PRE-VALIDATED BALLOT WITH YOUR VOTE VIA E-MAIL AT tabulation@epiqglobal.com and referencing “GULFPORT MASTER BALLOT” OR “Gulfport” in the subject line, AS APPLICABLE.

Holders of Claims who cast a Ballot via E-Ballot should NOT also submit a paper ballot.

E-BALLOT SHALL BE THE EXCLUSIVE MEANS OF VOTING ELECTRONICALLY. EPIQ SHALL NOT ACCEPT VOTES SUBMITTED VIA E-MAIL, FACSIMILE, OR ANY ELECTRONIC METHODS OTHER THAN E-BALLOT; PROVIDED THAT EPIQ SHALL ACCEPT MASTER BALLOTS FROM NOMINEES SUBMITTED VIA E-MAIL TO EPIQ.

IF YOU HAVE ANY QUESTIONS ABOUT THE SOLICITATION OR VOTING PROCESS, PLEASE CONTACT THE SOLICITATION AGENT TOLL FREE AT 888-905-0409. ANY BALLOT RECEIVED AFTER THE VOTING DEADLINE OR OTHERWISE NOT IN COMPLIANCE WITH THE DISCLOSURE STATEMENT ORDER WILL NOT BE COUNTED EXCEPT AS OTHERWISE PROVIDED FOR IN THE SOLICITATION PROCEDURES OR IN THE SOLE AND ABSOLUTE DISCRETION OF THE DEBTORS.

F.	Ballots Not Counted.

No Ballot will be counted toward Confirmation if, among other things: (1) it is illegible or contains insufficient information to permit the identification of the Holder of the Claim; (2) it was transmitted by means other than as specifically set forth in the Ballots; (3) it was cast by an Entity that is not entitled to vote on the Plan; (4) it was cast for a Claim listed in the Debtors’ schedules as contingent, unliquidated, or disputed for which the applicable Bar Date has passed and no Proof of Claim was timely Filed; (5) it was cast for a Claim that is subject to an objection pending as of the Voting Record Date (unless temporarily allowed in accordance with the Disclosure Statement Order); (6) it was sent to the Debtors, the Debtors’ agents/representatives (other than the Solicitation Agent), the administrative agents under the Debtors’ credit facilities, or the Debtors’ financial or legal advisors instead of the Solicitation Agent; (7) it lacks an original signature, with the understanding that the voting party’s electronic signature through E-Ballot will be deemed an original signature; or (8) it is not clearly marked to either accept or reject the Plan or it is marked both to accept and reject the Plan. Please refer to the Disclosure Statement Order for additional requirements with respect to voting to accept or reject the Plan.

G.	Rights Offering Procedures.

The Rights Offering Procedures are attached as Exhibit H.

H.	Dates and Deadlines.

The following table sets forth important dates and deadlines relating to voting and confirmation of the Plan.21

EVENT	DATE
Voting Record Date	February 22, 2021
Solicitation Mailing Date	March 1, 2021 (or as soon as reasonably practicable thereafter)
Publication Deadline	Five Business Days following the entry of the Disclosure Statement Order (or as soon as reasonably practicable thereafter)
Plan Supplement Filing Deadline	March 22, 2021
Confirmation Objection Deadline	March 29, 2021, at 4:00 p.m. (prevailing Central Time)
Voting Deadline	March 29, 2021, at 11:59 p.m. (prevailing Central Time)
Deadline to File Voting Report	April 5, 2021, at 12:00 p.m. (prevailing Central Time)
Confirmation Brief	April 5, 2021, at 12:00 p.m. (prevailing Central Time)
Confirmation Hearing Date	April 7, 2021, at 1:00 p.m. (prevailing Central Time)

[21]	These dates and deadlines are subject to the Bankruptcy Court’s entry of the Debtors’ proposed Order (I) Approving the Adequacy of the Disclosure Statement, (II) Approving the Solicitation Procedures with Respect to Confirmation of the Debtors’ Proposed Chapter 11 Plan, (III) Approving the Forms of Ballots and Notices in Connection therewith, (IV) Approving the Rights Offering Procedures and Related Materials, (V) Scheduling Certain Dates with Respect thereto, and (VI) Granting Related Relief (the “Disclosure Statement Order”).

VI.	The Debtors’ Corporate History, Structure, And Business Overview

A.	Gulfport’s Corporate History and Operations.

Gulfport was founded in July 1997, in Oklahoma City, Oklahoma, as an independent exploration and production company. During the past five years, the company has focused on the exploration, development, acquisition, and production of natural gas, crude oil, and NGL, primarily in the Appalachia and Mid-Continent basins in the United States. The Debtors’ management team was appointed relatively recently, with the hiring of David M. Wood as chief executive officer in December 2018, Patrick Craine as executive vice president and general counsel in May 2019, and Quentin Hicks as executive vice president and chief financial officer in August 2019. The new management team transitioned the Debtors’ business from growth-oriented to a returns-based business, focused on generating cash flow and operating as cost-effectively as possible.

The Debtors are one of the largest producers of natural gas in the contiguous United States, targeting development in the Utica and the SCOOP. The Debtors currently have approximately 259 employees. The Debtors’ operating revenue for the twelve-month period that ended September 30, 2020 was approximately $1.35 billion, and, as of the Petition Date, the Debtors have approximately $2.41 billion in total funded debt obligations.

1.	Gulfport’s Business Strategy.

Since their inception, the Debtors have built a strong asset base through a combination of property acquisitions and development of proved reserves. The Debtors’ current operations and capital programs focus on organic drilling opportunities and the development of previously acquired properties. Through efficient development of their existing inventory of drilling locations over the past several years, the Debtors were able to refocus from a growth-oriented company to a company that is focused on lower growth and on cash flow generation through efficient development of its existing inventory of drilling locations. The Debtors’ substantial inventory of hydrocarbon resources provides a strong foundation to create future value. Further, concentrated blocks of undeveloped acreage give the Debtors the opportunity to apply best-in-class well spacing analysis, completion techniques, and lateral lengths to maximize capital efficiency. The Debtors have worked diligently to improve their cost structure over the past year through various initiatives, such as voluntary and involuntary reductions in staffing and a continuing focus on reducing operating and capital expenses.

In addition, the Debtors have non-core positions in the Alberta oil sands in Canada through their interest in Grizzly Oil Sands ULC and an approximate 21.8% equity interest in Mammoth Energy Services, Inc., an energy services company listed on the NASDAQ under the symbol TUSK.

2.	Gulfport’s Geography.

The Debtors are a leading producer in the southern portion of the Utica Shale and the SCOOP, with approximately 280,000 net reservoir acres as of the Petition Date. As of September 30, 2020, the Debtors had 4.5 trillion cubic feet of natural gas equivalent of proved reserves.

●	Oklahoma. The SCOOP is a loosely defined area that encompasses many of the top hydrocarbon producing counties in Oklahoma within the Anadarko basin. The SCOOP play mainly targets the Devonian to Mississippian aged Woodford, Sycamore, and Springer formations. The Debtors have approximately 76,000 net reservoir acres (comprised of approximately 41,500 in the Woodford formation and approximately 34,500 in the Springer formation) located primarily in Garvin, Grady, and Stephens Counties. The Woodford Shale across the Debtors’ position ranges in thickness from 200 to over 400 feet and directly overlies the Hunton Limestone and underlies the Sycamore formation, both of which are also locally productive reservoirs. The Sycamore formation consists of hydrocarbon-bearing interbedded shales and siliceous limestones ranging in thickness from 150 to over 450 feet and is overlain by the Caney Shale. The Springer formation across the Debtors’ position is comprised of a series of lenticular sand and shale units. The primary targets are a series of porous, low clay and organic-rich packages within the Goddard Shale member ranging in thickness from 50 to over 250 feet. During the third quarter of 2020, the Debtors produced approximately 201 MMcfe per day net to their interests in this area.

●	Ohio. The Utica Shale is a hydrocarbon-bearing rock formation located in the Appalachian basin of the United States and Canada. The Debtors hold approximately 205,000 net reservoir acres located primarily in Belmont, Harrison, Jefferson, and Monroe Counties in Eastern Ohio where the Utica Shale ranges in thickness from 600 to over 750 feet. During the third quarter of 2020, the Debtors produced approximately 790 MMcfe per day net to their interests in the area. The Debtors’ Utica Shale operations are responsible for approximately 89% of the Debtors’ current net production.

3.	Acquisitions and Divestitures.

As a result of lower natural gas prices in recent years, the Debtors significantly reduced their level of capital spending in 2020 and focused their drilling activities on projects they determined would provide the highest rate of return. Additionally, the Debtors have not made any significant acquisitions since the year ended December 31, 2016. Throughout 2019, the Debtors focused on developing their core assets and repaying debt with cash flows generated from operations and divestitures of various non-core assets. The Debtors continually evaluate their property portfolio and sell properties when the Debtors believe that the sales price realized will provide an above-average rate of return for the property or when the property no longer matches the Debtors’ strategic focus. The Debtors’ recent divestitures are described below:

●	Sale of Southern Louisiana Assets. In December 2018, the Debtors entered into an agreement to sell their non-core assets located in the West Cote Blanche Bay and Hackberry fields of Louisiana to a third party for a purchase price of approximately $19.7 million. The Debtors received approximately $9.1 million in cash and retained contingent overriding royalty interests in the assets. Additionally, the Debtors could also receive contingent payments based on commodity prices exceeding specified thresholds over the two years following the closing date of July 3, 2019.

●	Sale of Non-Operated Utica Interests. On December 30, 2019, the Debtors closed on a sale of certain non-operated interests in the Utica Shale for approximately $29 million in cash, subject to customary closing terms and adjustments.

●	Sale of Bakken Overriding Royalty Interests. During 2019, the Debtors sold certain overriding royalty interests associated with the Debtors’ assets in the fields of the Bakken formation in North Dakota and Montana. This sale closed December 11, 2019, and the Debtors received approximately $7 million of total proceeds, net of purchase price adjustments.

●	Sale of Non-Core Water Assets. In December 2019, the Debtors entered into an agreement to divest their non-core water infrastructure assets across their SCOOP position to Bison Oilfield Services LLC, a third-party water service provider. Upon the closing of the sale on January 2, 2020, the Debtors received $50 million in cash and have an opportunity to earn potential additional incentive payments in excess of $50 million over the subsequent fifteen years.

4.	Gulfport’s Operations.

The Debtors focus on the upstream sector of the oil and gas industry, and specifically on locating and extracting raw natural gas, crude oil, and other hydrocarbons from under the ground and assets that include acreage with mineral rights, wells, and simple well pad equipment. The Debtors’ production in the second quarter of 2020 was comprised of 91% natural gas, 6% natural gas liquids, and 3% oil.

The Debtors provide natural gas, oil, and NGL services, including securing and negotiating of commodity transactions, gathering, hauling, processing, and transportation services, contract administration and nomination services for their interests and other interest owners in the Debtor-operated wells. The Debtors are also party to a variety of oil, natural gas, and NGL purchase and sale contracts with third parties for purposes of risk mitigation and satisfaction of pipeline delivery commitments. Typically, the Debtors sell their produced natural gas and oil to end users, marketers, and other purchasers that have access to various transport pipelines. In areas where there is no practical access to oil gathering pipelines, oil is trucked and transported to terminals, market hubs, refineries, or storage facilities. The Debtors transport their gas in-basin through pipeline gathering systems that then tie into various long-haul pipelines that transport gas to various end markets throughout the United States and Canada.

The Debtors maintain production sales agreements under both spot and term transactions. Natural gas production is sold under both spot and term transactions with the majority being shorter term in nature, typically one year or less. The Debtors also maintain long-term gathering, processing, and transportation contracts with various parties that require delivery of fixed, determinable quantities of production over specified periods of time. Many of the Debtors’ FT Agreements contain reservation charges that require significant monthly payments for capacity reservations on each pipeline, whether or not the Debtors actually ship or receive a benefit for that capacity of hydrocarbons. Given current market conditions, and the Debtors’ business plan for the next several years, which prioritizes cash flow over growth, the Debtors’ forecasted production is far less than the current capacity reservations held by the Debtors under their various FT Agreements, which leads to a high fixed cost burden on the business for which the Debtors are not receiving any benefit. The Debtors also have various firm sales contracts to deliver and sell a specified volume of natural gas to the relevant counterparties. The Debtors expect to fulfill these delivery commitments primarily with production from proved developed reserves.

5.	Hedge Portfolio.[22]

Historically, the Debtors entered into Prepetition Lender Swap Contracts to reduce their exposure to market fluctuations in the prices of natural gas and oil. The Debtors’ hedging transactions to date primarily consisted of financially-settled natural gas and crude oil options contracts—consisting of costless collars, swaps, and sold calls—placed with major financial institutions that are also lenders to the Debtors under the RBL Facility. Prepetition, the Debtors hedged a portion of their production—and currently have approximately 26% of their forecasted production hedged in 2021. As of November 11, 2020, the Debtors were party to Prepetition Lender Swap Contracts on approximately 132,000 barrels of oil, 411 Bcf of gas, and 91,500 barrels of natural gas liquids. As of the Petition Date, the Debtors do not have any existing Prepetition Lender Swap Contracts related to interest rates.

The treatment of the Debtors’ hedges is a critical component of the global resolution set forth in the Restructuring Support Agreement and the Plan. As discussed in the Hedging Motion, the Debtors’ filing of their bankruptcy petitions is an event of default under the Debtors’ Prepetition Lender Swap Contracts, which permits the Prepetition Lender Swap Counterparties to terminate the trades, which are substantially out of the money on an aggregate basis. More specifically, as of October 22, 2020, the estimated mark-to-market liability of the Debtors’ Prepetition Lender Swap Contracts was approximately $183 million owed from the Debtors to the Prepetition Lender Swap Counterparties. If these hedges were to be terminated upon the filing of chapter 11 petitions—which would have been the counterparties’ right under the “safe harbors” provided by the Bankruptcy Code—those terminations would have created $183 million in secured debt that is pari passu with the RBL Facility. This massive increase in secured debt would have made the Debtors’ restructuring materially more challenging.

The treatment of the Debtors’ significant hedging obligations in the Restructuring Support Agreement was heavily negotiated among the parties. The parties agreed that approximately $60.3 million of these hedging obligations (75% of the Cal22 sold calls) would be consensually terminated prepetition, while the hedge banks agreed that all of the remaining hedges would remain in place under the DIP Facility as part of the global resolution contemplated by the Restructuring Support Agreement and the DIP Facility, and upon emergence as part of the Exit Facility. The agreements with the hedge banks embodied in the Restructuring Support Agreement and DIP Facility also require the Debtors to enter into new hedges, which will protect the Debtors from volatility in the oil and gas markets postpetition. The restructuring transactions contemplated by the Restructuring Support Agreement would not be possible if the hedging counterparties did not agree to maintain certain prepetition hedges as part of the DIP Facility and Exit Facility and to permit postpetition hedging—the $183 million of additional secured debt that would have been triggered by the termination of the prepetition hedges and the lack of access to postpetition hedging would have required a new equity investment multiple times higher than the $50 million Rights Offering in the Plan, and would have made the Debtors’ restructuring materially more challenging.

6.	Postpetition Hedging.

As required by the Restructuring Support Agreement, following the Petition Date, the Debtors entered into swap contracts representing not less than 80% of projected production from proved developed producing reserves for calendar year 2021. As of January 11, 2021, the Debtors have entered into swap contracts for 22% of projected production from proved developed producing reserves for calendar year 2022. The Debtors expect to reach a percentage not less than 60% of projected production from proved developed producing reserves prior to the Effective Date.

[22]	Capitalized terms used in this section but not otherwise defined herein shall have the meaning given to them in the Order (I) Authorizing the Debtors to (A) Perform Under and Amend Prepetition Lender Swap Contracts, (B) Enter into and Perform Under Postpetition Lender Swap Contracts, (C) Grant Liens and Superpriority Administrative Claims, and (D) Modify the Automatic Stay and (II) Granting Related Relief [Docket No. 113].

B.	The Debtors’ Prepetition Capital Structure.

As of the Petition Date, the Debtors had approximately $2.41 billion in total funded debt obligations. The relative priorities of each debt obligation are as follows:

Debt	Approx. Principal Amount Outstanding
RBL Facility (including outstanding letters of credit)	$599.2 million
Headquarters Mortgage	$22 million
6.625% Senior Notes due 2023	$325 million
6.000% Senior Notes due 2024	$580 million
6.375% Senior Notes due 2025	$508 million
6.375% Senior Notes due 2026	$375 million
Total Unsecured Notes	$1.79 billion
Total Funded Debt Obligations	$2.41 billion

1.	The RBL Facility.

The Debtors maintain a senior secured revolving credit facility, the RBL Facility, under that certain Amended and Restated Credit Agreement, dated as of December 27, 2013 (as amended, restated or otherwise modified from time to time, the “RBL Credit Agreement”), by and among Gulfport Parent, as borrower, the Bank of Nova Scotia, as administrative agent (the “RBL Agent”) and issuing bank, the joint lead arrangers and joint bookrunners, co-syndication agents, co-documentation agents, and each of the lenders party thereto. The RBL Facility is secured by substantially all of the Debtors’ assets and obligations, and is guaranteed by each of Gulfport Parent’s wholly-owned subsidiaries, excluding Mule Sky LLC.

The RBL Facility provides for a maximum facility amount of $1.5 billion and matures on December 13, 2021. The borrowing base under the RBL Facility is subject to redeterminations from time to time. As of the Petition Date, the RBL Facility had a borrowing base of $580 million, with an elected commitment amount of $580 million, and $355.5 million in borrowings outstanding. As of the Petition Date, the Debtors had no availability under the RBL Facility, after giving effect to an aggregate of $243.7 million of letters of credit.

Advances under the RBL Facility may be in the form of either base rate loans or Eurodollar loans. The interest rate for base rate loans is equal to the applicable rate, which ranges from 1% to 2%, plus the highest of: (a) the federal funds rate plus 0.50%; (b) the rate of interest in effect for such day as publicly announced from time to time by the RBL Agent as its “prime rate”; and (c) the Eurodollar rate for an interest period of one month plus 1%. The interest rate for Eurodollar loans is equal to the applicable rate, which ranges from 2% to 3%, plus the London Interbank Offered Rate (“LIBOR”). As of September 30, 2020, amounts borrowed under the Debtors’ revolving credit facility bore interest at the weighted average rate of 3.30%.

The RBL Facility contains customary negative covenants, including restrictions on the Debtors’ ability to: (a) incur indebtedness; (b) grant liens; (c) pay dividends and make other restricted payments; (d) agree to payment restrictions affecting the restricted Debtors; (e) make investments; (f) undertake fundamental changes, including selling all or substantially all of the Debtors’ assets; (g) change the nature of their business; (h) enter into transactions with their affiliates; and (i) engage in certain transactions with restricted subsidiaries. The RBL Facility was also amended to include a typical “anti-cash hoarding” covenant as part of the April redetermination process, which was further amended in October 2020 pursuant to the forbearance agreement with the RBL Lenders. The RBL Facility also includes certain affirmative financial covenants. As of the Petition Date, the Debtors are in compliance with the financial covenants of the RBL Facility.

2.	Unsecured Notes.

Since 2015, Gulfport Parent has issued four different series of Unsecured Notes: the 2023 Notes, 2024 Notes, 2025 Notes, and 2026 Notes. All of Gulfport Parent’s existing and future restricted subsidiaries that guarantee the RBL Facility, or certain other debt, guarantee the Unsecured Notes, provided, however, that the Unsecured Notes are not guaranteed by Mule Sky LLC, and will not be guaranteed by any of Gulfport Parent’s future unrestricted subsidiaries.

During the year ended December 31, 2019, the Debtors used borrowings under the RBL Facility to repurchase in arm’s-length, open-market transactions approximately $190.1 million aggregate principal amount of outstanding Unsecured Notes for $138.8 million (the “2019 Open Market Repurchase”). The 2019 Open Market Repurchase included approximately: (a) $20.5 million principal amount of the 2023 Notes; (b) $46.6 million principal amount of the 2024 Notes; (c) $70.5 million principal amount of the 2025 Notes; and (d) $52.5 million principal amount of the 2026 Notes (collectively, the “Repurchased Debt”). The Debtors recognized a $48.6 million gain on debt extinguishment, which included retirement of unamortized issuance costs and fees associated with the Repurchased Debt. The 2019 Open Market Repurchase was disclosed via SEC filing.23

From January 1, 2020 to May 1, 2020, the Debtors had repurchased $73.3 million in aggregate principal amount of Unsecured Notes in arm’s-length, open market transactions for $22.8 million in cash. These additional debt repurchases were also disclosed via SEC filing.24

The 2019 Open Market Repurchase and 2020 Open Market Repurchase were entered into to take advantage of the favorable bond prices on Unsecured Notes and were performed by third party trading desks at the Debtors’ banks. The Debtors provided price targets to the third party trading desks, who then worked within those targets. No transactions were directly negotiated with the Debtors.

a.	2023 Notes.

In connection with entry into that certain indenture, dated as of April 21, 2015, by and among Gulfport Parent, Wells Fargo Bank, N.A., as trustee, and the subsidiary guarantors party thereto, as may be amended, restated, or otherwise supplemented from time to time (the “2023 Notes Indenture”), Gulfport Parent issued a series of 6.625% senior notes due 2023 in an aggregate principal amount of $350 million. The 2023 Notes bear interest at a rate of 6.625% per annum, with interest payable semi-annually on May 1 and November 1 of each year. The 2023 Notes will mature on May 1, 2023. As of the Petition Date, $325 million principal remains outstanding under the 2023 Notes, after giving effect to the 2019 Open Market Repurchases.

[23]	See Gulfport 10-K (Feb. 27, 2020).

[24]	See Gulfport 10-Q (Nov. 9, 2020).

b.	2024 Notes.

In connection with entry into that certain indenture, dated as of October 14, 2016, by and among Gulfport Parent, Wells Fargo Bank, N.A., as trustee, and the subsidiary guarantors party thereto, as may be amended, restated, or otherwise supplemented from time to time (the “2024 Notes Indenture”), Gulfport Parent issued a series of 6.000% senior notes due 2024 in an aggregate principal amount of $650 million. The 2024 Notes bear interest at a rate of 6.000% per annum, with interest payable semi-annually on April 15 and October 15 of each year. The 2024 Notes will mature on October 15, 2024. As of the Petition Date, $580 million principal amount remains outstanding under the 2024 Notes, after giving effect to the 2019 Open Market Repurchases.

c.	2025 Notes.

In connection with entry into that certain indenture, dated as of December 21, 2016, by and among Gulfport Parent, Wells Fargo Bank, N.A., as trustee, and the subsidiary guarantors party thereto, as may be amended, restated, or otherwise supplemented from time to time (the “2025 Notes Indenture”), Gulfport Parent issued a series of 6.375% senior notes due 2025 in an aggregate principal amount of $600 million. The 2025 Notes bear interest at a rate of 6.375% per annum, with interest payable semi-annually on May 15 and November 15 of each year. The 2025 Notes will mature on May 15, 2025. As of the Petition Date, $508 million principal amount remains outstanding under the 2025 Notes, after giving effect to the 2019 and 2020 Open Market Repurchases.

d.	2026 Notes.

In connection with entry into that certain indenture, dated as of October 11, 2017, by and among Gulfport Parent, Wells Fargo Bank, N.A., as trustee, and the subsidiary guarantors party thereto, as may be amended, restated, or otherwise supplemented from time to time (the “2026 Notes Indenture”), Gulfport Parent issued a series of 6.375% senior notes due 2026 in an aggregate principal amount of $450 million. The 2026 Notes bear interest at a rate of 6.375% per annum, with interest payable semi-annually on January 15 and July 15 of each year. The 2026 Notes will mature on January 15, 2026. As of the Petition Date, approximately $375 million principal amount remains outstanding under the 2026 Notes, after giving effect to the 2019 and 2020 Open Market Repurchases.

3.	Equity.

Since an initial public offering in February 2006, Gulfport Parent’s common stock has traded on the NASDAQ Global Market under the ticker symbol “GPOR.” As of the Petition Date, there are approximately 160,759,942 shares of $0.01 par value common stock outstanding, which, as of October 23, 2020, traded at $0.27 per share, implying a market capitalization of approximately $43 million. The Gulfport Parent Board is authorized to issue up to 200,000,000 shares of the Debtors’ common stock. The Debtors have never paid any cash dividends on their common stock and are currently prohibited from doing so under the RBL Facility.

In January 2018, the Gulfport Parent Board approved a stock repurchase program to acquire up to $100 million of Gulfport Parent’s outstanding stock during the year. In May 2018, the Gulfport Parent Board expanded the repurchased program authorizing Gulfport Parent to acquire up to an additional $100 million of its outstanding common stock during 2018 for a total of up to $200 million. This repurchase program ran through December 31, 2018 and Gulfport Parent repurchased 20.7 million shares of common stock in 2018 for $200 million in aggregate consideration. This repurchase program was disclosed via SEC filings in connection with its authorization.25

In January 2019, the Gulfport Parent Board approved a new stock repurchase program to acquire a portion of the company’s outstanding common stock within a 24-month period. The program was later suspended in the fourth quarter of 2019. For the year ended December 31, 2019, the Debtors repurchased 3.8 million shares for a cost of approximately $30 million under this repurchase program. All repurchased shares have been canceled and returned to the status of authorized but unissued shares. As of November 9, 2020, there were 311 holders of record of Gulfport Parent common stock. Since May 2014, the trading price of Gulfport Parent common stock has faced downward pressures proportionate with downturns in commodity markets as depicted below.

C.	Prepetition Management Retention Program

As disclosed in Gulfport Parent’s Form 8-K dated March 17, 2020, on March 16, 2020, the board of directors of Gulfport Parent (the “Board”) authorized incentive compensation opportunities, which are tied to the achievement of one or more performance goals and service-based compensation opportunities to select Gulfport employees (the “2020 Incentive Plan”). The 2020 Incentive Plan focused on (i) continued employment or performance of services for Gulfport until relevant vesting, forfeiture or clawback dates, as applicable and (ii) achievement of objectives and goals relating to certain financial and operational metrics over a period of time.

As disclosed in Gulfport’s Form 10-Q dated August 6 and November 9, 2020, prior to the Petition Date, on August 4, 2020, Gulfport’s compensation committee (the “Compensation Committee”) of the Board authorized a redesign of the incentive compensation program for the Debtors’ workforce, including for its named executive officers. In connection with a comprehensive review of the Debtors’ compensation programs and in consultation with its independent compensation consultant, Pearl Meyer & Partners, LLC, (“Pearl Meyer”) and legal advisors, the Board determined that significant changes were appropriate to retain and motivate Gulfport’s employees as a result of the ongoing uncertainty and unprecedented disruption in the oil and gas industry. Accordingly, Gulfport implemented a revised compensation structure for Gulfport’s senior executives and employees and the non-employee directors.

Under the revised program, all unpaid amounts previously awarded pursuant to the 2020 Incentive Plan and all restricted stock units granted in 2020 issued to Gulfport named executive officers were cancelled and replaced with cash retention incentives. Those named executive officers each agreed to the reductions in their salaries implemented on June 2, 2020, which was effective until December 31, 2020. The modified structure provided that Gulfport’s executive officers would have the opportunity to earn an aggregate amount of up to approximately $14.2 million under the revised 2020 executive compensation program, which was paid after the Compensation Committee approved quarterly performance metrics) as follows: (i) 50% was prepaid with an obligation to refund up to 100% of the compensation (on an after-tax basis) if certain specified quarterly incentive metrics are not achieved from August 1, 2020 to July 31, 2021; and (ii)  50% was prepaid with an obligation to refund the compensation (on an after-tax basis) if the employee does not remain employed for a period of up to 12 months (or earlier change in control or completion of a comprehensive restructuring), unless they are terminated without cause or resign for good reason.  In respect of the 2020 annual bonuses under the Debtors’ 2014 executive annual incentive compensation plan, the Debtors paid a pro rata portion of each executive officer’s bonus based on the determination of Gulfport’s achievement of the previously established 2020 performance metrics through July 31, 2020.

[25]	See Gulfport 8-K (Nov. 1, 2018).

The Board also revised the Debtors’ non-employee director compensation program.  Under the revised program, the component of non-employee director compensation paid as a regular cash retainer was reduced by approximately 10% effective June 2, 2020, and effective August 3, 2020, all non-employee director compensation was set to be paid in cash on a quarterly basis.  All compensation, including cash retainers for Board and committee services as well as equity retainer value, was converted into lump sum cash retainers on a dollar-for-dollar basis.  The Board also forfeited the equity retainers granted in July 2020 in connection with the transition to the all-cash program. Specifically, for the 2020 calendar year, each non-employee director (i) in lieu of any annual equity award, received a cash payment with an aggregate value of $175,000, paid quarterly in advance, (ii) received, at the levels previously in effect, the regular board retainer, committee chair retainers, and lead director retainers quarterly in advance, and (iii) if applicable, continued to receive the previously approved Restructuring Committee compensation on a monthly basis.  In addition, the restricted stock awards granted to the Non-Employee Directors on July 16, 2020 in respect of the annual Non-Employee Director equity award were cancelled.  Pearl Meyer determined that these compensation levels were in close alignment to the market percentile.

VII.	Events Leading To The Chapter 11 Filings

A.	Market and Industry-Specific Challenges.

Beginning in the second half of 2019, NYMEX natural gas prices began to decline primarily due to very high supply relative to demand and prices continued to decline through the early part of 2020 as a result of an abnormally warm winter. Making matters worse, as 2020 progressed, it proved to be a year of unique and unprecedented challenges for energy companies, and the Debtors were no exception. The global COVID-19 health crisis and associated public health and safety measures have dramatically decreased energy demand. The lower demand for energy and market volatility have forced over two dozen major exploration and production (“E&P”) companies and related service providers to file for chapter 11 protection this year. These trends were devastating for the Debtors as well: Gulfport Parent’s common stock price dropped by 90.1% from mid-March to October 7, 2020.

B.	Liquidity Challenges and Responses.

At the beginning of 2020, Gulfport Parent’s liquidity was constrained by lower revenue, high fixed costs, including interest on the Unsecured Notes, high fixed-capacity reservation payments on FT Agreements, and FT rates that sometimes resulted in reduced margin versus selling natural gas in-basin. The Debtors forecasted that liquidity would decrease while leverage would increase over the course of the year. The Debtors quickly took action to address the numerous challenges ahead. In late February, the Debtors hired Kirkland & Ellis LLP (“Kirkland”) as legal counsel and Perella Weinberg Partners (“PWP”) and Tudor, Pickering, Holt & Co. (“TPH”) as financial advisors to explore liability management alternatives. As described further herein, the Debtors and their advisors immediately began evaluating a variety of potential alternatives, including M&A transactions, potential financing solutions (including amendments to the RBL Facility or a refinancing thereof), covenant relief from the RBL Lenders, and various potential transactions with holders of their Unsecured Notes, equity holders, or other third parties. Ultimately, given the increasing strain on the Debtors’ liquidity position, the redetermination of the borrowing base by the RBL Lenders, the need to address the Debtors’ high fixed costs, and the potential for significant additional claims to be asserted against the Debtors if they were to default under their Prepetition Lender Swap Contracts, it became clear that the optimal alternative was an in-court transaction supported by holders of the Unsecured Notes and the RBL Lenders.

In light of these mounting challenges, the Debtors and their advisors took action to improve their leverage profile and reduce fixed cost burdens and capital spending. The Debtors were able to improve operational and drilling efficiencies and optimize their 2020 and 2021 gas hedge portfolio. Additionally, through discounted bond repurchases, the Debtors were able to reduce their total long-term debt by approximately $98.5 million since mid-2019.

Throughout the late spring and early summer, the Debtors explored various liability management alternatives to ensure that the Debtors had sufficient liquidity during this tumultuous period. The Debtors discussed potential deleveraging M&A transactions with various counterparties, and even exchanged term sheets for one potential merger. Due in part to the Debtors’ level of existing funded indebtedness, these M&A negotiations stalled, and no actionable merger proposals were received. The Debtors explored a potential “uptiering” exchange with their unsecured bondholders that would have reduced the Debtors’ leverage and potentially facilitated an extension of the RBL Facility. In July 2020, the Debtors entered into an amendment of their RBL Facility that would have allowed for the issuance of new second lien notes to facilitate such a transaction. The Debtors explored this transaction with their bondholders but were ultimately unable to reach terms to make such a transaction actionable.

The Debtors also explored alternative financing from third parties—the Debtors’ advisors contacted over a dozen potential lenders and entered into nondisclosure agreements with eight such parties. The Debtors and their advisors extensively engaged with these parties regarding potential financing alternatives, including a new term loan that would have refinanced the RBL Facility as well as structures that would have involved sales of overriding royalty interests in certain of the Debtors’ operating assets. Unfortunately, the cost of capital for these structures was very high and did not provide enough deleveraging or liquidity enhancement to justify the costs or burdens that would be placed on the Debtors’ drilling inventory economics. Additionally, many of the proposed structures contained covenants and conditions precedent that would have either been very difficult for the Debtors to meet or that would have had a material impact on the Debtors’ ability to operate their business. Ultimately, despite extensive and good faith negotiations with a variety of potential capital providers, no alternative financing option emerged that would have materially improved the Debtors’ liquidity and leverage position.

C.	The Midstream Contracts.

Concurrently with the negotiations with the Ad Hoc Noteholder Group and the RBL Lenders, the Debtors also began exploring options to reduce their high FT costs and other midstream obligations. In anticipation of a potential chapter 11 filing, the Debtors commenced negotiations with contract counterparties regarding consensual amendments to the contracts that would reduce capacity reservation payments and the Debtors’ credit assurance requests. The Debtors entered into nondisclosure agreements with several FT counterparties and held discussions in September and October of 2020.

On September 14, 2020, following entry into an NDA, the Debtors and their advisors held a discussion with Rockies Express Pipeline LLC (“REX”). On that call, the Debtors explained their view that the existing FT Agreement with REX (the “REX Agreement”) was not a sustainable agreement on a go-forward basis, and made a proposal to REX regarding an amendment to the REX Agreement. The Debtors disclosed to REX information relating to the Debtors’ financial condition and the potential that if the Debtors were unable to reach terms with REX and other counterparties on market terms for amended agreements, then a chapter 11 filing may be required. The next day—September 15, 2020—REX filed a petition with FERC requesting that FERC (a) issue an order that FERC has exclusive jurisdiction over modifications to the REX Agreement prior to a petition for bankruptcy and concurrent jurisdiction with the bankruptcy court postpetition and (b) open a proceeding examining whether modification or abrogation of the REX Agreement would be in the public interest. The only evidence cited by REX in its petition was the inclusion of “going-concern” language in the Debtors’ Form 10-Q, which was filed nearly 40 days prior to REX’s petition. Over the following weeks, other FT counterparties, including Midship Pipeline Company, LLC (“Midship”), Rover Pipeline LLC (“Rover”), and certain subsidiaries of TC Energy Corporation (“TC Energy”) filed similar petitions with FERC.

The Debtors objected to the propriety of FERC opening proceedings, particularly when no modification or abrogation of the relevant FT Agreements had been proposed. FERC overruled the Debtors’ objections, and quickly initiated “paper hearings” over the Debtors’ procedural and substantive objections, and set a “rocket docket” briefing schedule.26 FERC’s decision to resolve these complex issues in a paper hearing instead of a full evidentiary hearing before an administrative law judge, with a total briefing period of only three weeks, showcases FERC’s intent to issue an opinion as quickly as possible to fruitlessly preempt any potential chapter 11 filing by the Debtors. In fact, FERC explicitly admitted its desire to issue a ruling before the imposition of the automatic stay in its order instituting the paper hearing with REX.

On October 28, 2020, FERC issued an order concluding that the record in the paper hearing did not support a finding that the public interest presently requires abrogation or modification of the filed rates contained in certain firm transportation agreements between Gulfport Parent and its subsidiaries and REX.27 On November 6, 2020, FERC issued an order with similar findings, concluding that the record in the paper hearing did not support a finding that the public interest presently requires abrogation or modification of the filed rates contained in certain firm transportation agreements between Gulfport Parent and Midship.28 On November 9, 2020, FERC issued its third and fourth rulings, finding that no party in the TC Energy or Rover proceedings provided evidence proving that the public interest requires a change in the filed rates.29

FERC’s rulings contend—contrary to significant case law—that rejection of a FERC-jurisdictional contract abrogates or modifies the rates of the contract, which FERC must approve. FERC thus purports to be the final arbiter of rejection. See, e.g., Midship Pipeline LLC, Order on Petition for Declaratory Order, 173 FERC ¶ 61,011 (2020), at 15 ¶ 30 (holding “any bankruptcy reorganization plan or other action in a bankruptcy proceeding that purports to authorize the modification or rejection of the Agreement cannot be confirmed unless and until the Commission agrees, or the plan or other such action is made contingent on Commission approval, as reflected in a Commission order”) (emphasis added). Given that FERC has already taken steps that threaten to usurp this Court’s jurisdiction and interfere with the Debtors’ right to reject certain executory contracts under the Bankruptcy Code, the Debtors have filed an adversary proceeding and sought a temporary restraining order to enjoin FERC from issuing or enforcing any order that (a) might interfere with the Bankruptcy Court’s exclusive jurisdiction to decide any motion to reject that the Debtors may bring, (b) may hinder the Bankruptcy Court’s ability to administer the reorganization of the Debtors’ estates, or (c) purports to enforce obligations of the Debtors under any contract for which rejection is approved.

The Debtors’ liquidity position was also worsened by the actions of Midship. On July 13, 2020, after robust negotiations, the Debtors entered into a fourth amendment under the Precedent Agreement with Midship under which Gulfport Parent agreed to pay Midship $32.9 million as a prepayment for reservation charges and, thereafter, Gulfport Parent could provide Midship a $34 million surety bond and lower the existing $75.6 million letter of credit already in place in favor of Midship to $12.2 million—thus resulting in $79.1 million in credit assurance to Midship. On September 28, 2020, Gulfport Parent paid Midship the $32.9 million prepayment in Cash. On October 2, 2020, while Gulfport Parent and Midship were in discussions as to timing for the exchange of the surety bond to lower the letter of credit, Midship, despite already holding significantly more credit support than required under the amendment, drew down the full $75.6 million letter of credit that was still in place, which, in addition to the $32.9 million prepayment made on September 28, resulted in Midship receiving $108.5 million in Cash from the Debtors. These actions severely affected the Debtors’ liquidity, as Midship was only entitled to $79.1 million in credit assurance under the fourth amendment.

[26]	See e.g., Rockies Express Pipeline LLC, Order on Petition for Declaratory Order, 172 FERC ¶ 61,279 at P 29 (2020).

[27]	Rockies Express Pipline LLC, Order on Paper Hearing, 173 FERC ¶ 61,099 (2020).

[28]	Midship Pipeline Company, LLC, Order on Paper Hearing, 173 FERC ¶61,130 (2020).

[29]	ANR Pipeline Co., Columbia Gas Transmission, LLC, Columbia Gulf Transmission, LLC, Order on Paper Hearing, 173 FERC ¶ 61,131 (2020); Rover Pipeline LLC, Order on Paper Hearing, 173 FERC ¶ 61,133 (2020).

On November 16, 2020, the Debtors commenced an adversary proceeding against Midship with respect to this matter, as discussed more fully in the adversary complaint, and the Debtors filed an emergency scheduling motion to set a briefing schedule with respect to the adversary proceeding. The Debtors settled with Midship, and on December 15, 2020, the Debtors and Midship Filed the Midship Settlement Agreement (as defined herein). The Midship Settlement Agreement includes a revised midstream service agreement with Midship (the “New Gulfport TSA”) and fully resolves the Midship AP. On January 8, 2021, the Bankruptcy Court entered an order approving the Midship Settlement Agreement [Docket No. 589].

D.	The Restructuring Negotiations.

In early September 2020, the Ad Hoc Noteholder Group entered into nondisclosure agreements and became restricted to negotiate a potential restructuring transaction. The Debtors also began discussing the terms of debtor-in-possession financing and exit financing options with the existing RBL Lenders, the Ad Hoc Noteholder Group, and certain potential third-party capital providers. As discussed above, following productive, arm’s-length negotiations, on November 13, 2020, the Debtors, the RBL Lenders, and the Ad Hoc Noteholder Group entered into the Restructuring Support Agreement. The restructuring transactions agreed upon in the Restructuring Support Agreement will be implemented through the Debtors’ prearranged Plan, which benefits from overwhelming support from the Debtors’ funded debt holders and will result in a material deleveraging and a new money equity rights offering backstopped by the Ad Hoc Noteholder Group. Ultimately, as a result of these negotiations, the Debtors believe they received the best terms available on the DIP Facility and the Exit Facility, and they established support for a value-maximizing Plan that will pave the way for an expeditious exit from chapter 11.

VIII.	Material Developments and Events in the Chapter 11 cases

A.	Corporate Structure Upon Emergence.

Except as otherwise provided in the Plan or any agreement, instrument, or other document incorporated in the Plan or the Plan Supplement, each Debtor shall continue to exist after the Effective Date as a separate corporation, limited liability company, partnership, or other form, as the case may be, with all the powers of a corporation, limited liability company, partnership, or other form, as the case may be, pursuant to the applicable law in the jurisdiction in which each applicable Debtor is incorporated or formed and pursuant to the respective certificate of incorporation and bylaws (or other analogous governing documents) in effect prior to the Effective Date, except to the extent such certificate of incorporation and bylaws (or other analogous governing documents) are amended under the Plan or otherwise, in each case, consistent with the Plan and the Restructuring Support Agreement, and to the extent such documents are amended in accordance therewith, such documents are deemed to be amended pursuant to the Plan and require no further action or approval.

B.	Expected Timetable of the Chapter 11 Cases.

The Restructuring Support Agreement contains certain milestones in relation to the Chapter 11 Cases that apply unless extended or waived in writing. The Debtors have already satisfied the below milestones:

●	no later than 11:59 p.m. (prevailing central time) on November 13, 2020, the Debtors shall have commenced the Chapter 11 Cases in the Bankruptcy Court;

●	no later than three Business Days after the Petition Date, the Bankruptcy Court shall have entered the DIP Order on an interim basis;

●	no later than thirty days after the Petition Date, the Debtors shall have Filed with the Bankruptcy Court the Plan and the Disclosure Statement;

●	on the date that the Debtors File the Plan and the Disclosure Statement with the Bankruptcy Court, the Debtors shall have Filed with the Bankruptcy Court the Backstop Approval Motion; and

●	no later than thirty-five days after the Petition Date, the Bankruptcy Court shall have entered the DIP Order on a final basis.

The Debtors intend to move as quickly as practicable during the Chapter 11 Cases to comply with remaining milestones, including:

●	no later than one hundred days after the Petition Date, the Bankruptcy Court shall have entered the Disclosure Statement Order;

●	no later than one hundred and forty days after the Petition Date, the Debtors shall have Filed with the Bankruptcy Court the Plan Supplement;

●	no later than one hundred and sixty-five days after the Petition Date, the Bankruptcy Court shall have entered the Confirmation Order;

●	no later than one hundred and eighty days after the Petition Date, the Plan Effective Date shall have occurred; and

●	no later than one hundred and eighty days after the Petition Date, the Bankruptcy Court shall have entered one or more final orders permanently reducing the future demand reservation fees owed by the Debtors over the life of all firm transportation agreements of the Debtors, taken as a whole, by at least 50% of the amount of all such fees owed on October 31, 2020, as calculated on a PV-10 basis and reducing the future firm transportation average daily demand reservation volumes over the life of all of the firm transportation agreements of the Debtors as of October 31, 2020, taken as a whole, by at least 35%.

Should the Debtors’ projected timelines prove accurate, the Debtors could emerge from chapter 11 within 180 days of the Petition Date (which is May 12, 2021). No assurances can be made, however, that the Bankruptcy Court will enter various orders on the timetable anticipated by the Debtors or that certain conditions precedent to the Effective Date will have occurred by the outside date under the Restructuring Support Agreement.

C.	First Day Relief.

The Debtors Filed their voluntary petitions for relief under chapter 11 of the Bankruptcy Code (the “Petitions”) on the Petition Date. Shortly thereafter, the Debtors Filed several motions (the “First Day Motions”) designed to facilitate the administration of the Chapter 11 Cases and minimize disruption to the Debtors’ operations by, among other things, easing the strain on the Debtors’ relationships with employees, vendors, and service providers, and other third parties following the commencement of the Chapter 11 Cases. On November 16, 2020, the Bankruptcy Court entered orders approving the First Day Motions on either an interim or final basis.

The First Day Motions, and all orders for relief granted in the Chapter 11 Cases, can be viewed free of charge at https://dm.epiq11.com/case/gulfport. A brief description of each of the First Day Motions and the evidence in support thereof is also set forth in the First Day Declaration.

1.	DIP Motion.

On November 15, 2020, the Debtors Filed the Debtors’ Emergency Motion for Entry of Interim and Final Orders (I) Authorizing the Debtors to Obtain Postpetition Financing Pursuant to Section 364 of the Bankruptcy Code, (II) Authorizing the Use of Cash Collateral Pursuant to Section 363 of the Bankruptcy Code, (III) Granting Adequate Protection to the Prepetition First Lien Secured Parties Pursuant to Sections 361, 362, 363, and 364 of the Bankruptcy Code, (IV) Granting Liens and Providing Claims with Superpriority Administrative Expense Status, (V) Modifying the Automatic Stay, and (VI) Scheduling a Final Hearing [Docket No. 29] (the “DIP Motion”), requesting that the Bankruptcy Court approve the DIP Facility provided by the DIP Lenders. On November 16, 2020, the Bankruptcy Court entered an order approving the DIP Motion on interim basis [Docket No. 114] (the “Interim DIP Order”). On December 18, 2020, the Bankruptcy Court entered an order approving the DIP Motion on a final basis [Docket No. 468] (the “Final DIP Order”).

2.	Operational Motions.

The Debtors also Filed several other motions seeking relief to facilitate their operation in the ordinary course, including:

●	Wages Motion: The Debtors’ Emergency Motion for Entry of an Order (I) Authorizing the Debtors to (A) Pay Prepetition Wages, Salaries, Other Compensation, and Reimbursable Expenses and (B) Continue Employee Benefits Programs and (II) Granting Related Relief [Docket No. 20] (the “Wages Motion”), seeking authorization to pay prepetition wages, salaries, other compensation, and reimbursable expenses, and to continue employee benefits programs. On November 16, 2020, the Bankruptcy Court entered an order approving the Wages Motion on a final basis [Docket No. 119].

●	Cash Management Motion: The Debtors’ Emergency Motion for Entry of Interim and Final Orders (I) Authorizing the Debtors to (A) Continue to Operate Their Cash Management System and Maintain Existing Bank Accounts, (B) Maintain Existing Business Forms and Books and Records, and (C) Continue to Perform Intercompany Transactions and (II) Granting Related Relief [Docket No. 28] (the “Cash Management Motion”), seeking authorization to continue using their existing cash management system, maintain existing business forms and books and records, and continue to perform intercompany transactions. On November 16, 2020, the Bankruptcy Court entered an order approving the Cash Management Motion on an interim basis [Docket No. 115]. On January 27, 2021, the Bankruptcy Court entered an order approving the Cash Management Motion on a final basis [Docket No. 694].

●	Hedging Motion: The Debtors’ Emergency Motion for Entry of an Order (I) Authorizing the Debtors to (A) Perform Under and Amend Prepetition Lender Swap Contracts, (B) Enter Into and Perform Under Postpetition Lender Swap Contracts, (C) Grant Liens and Superpriority Administrative Claims, and (D) Modify the Automatic Stay and (II) Granting Related Relief [Docket No. 27] (the “Hedging Motion”), seeking authorization to perform under and amend Prepetition Lender Swap Contracts, to enter into and perform under Postpetition Lender Swap Contracts, and to grant liens and superpriority administrative expense claims on account of those Lender Swap Contracts, and modifying the automatic stay. On November 16, 2020, the Bankruptcy Court entered an order approving the Hedging Motion on a final basis [Docket No. 113].

●	Taxes Motion: The Debtors’ Emergency Motion for Entry of an Order (I) Authorizing the Payment of Certain Prepetition Taxes and Fees and (II) Granting Related Relief [Docket No. 18] (the “Taxes Motion”), seeking authorization to pay certain prepetition taxes and fees. On November 16, 2020, the Bankruptcy Court entered an order approving the Taxes Motion on a final basis [Docket No. 122].

●	Insurance Motion: The Debtors’ Emergency Motion for Entry of an Order (I) Authorizing the Debtors to (A) Continue Insurance Coverage Entered into Prepetition and Satisfy Prepetition Obligations Related Thereto and (B) Renew, Amend, Supplement, Extend, or Purchase Insurance Policies and (II) Granting Related Relief [Docket No. 16] (the “Insurance Motion”), seeking authorization to pay their obligations under insurance policies entered into prepetition and renew, amend, supplement, extend or purchase insurance coverage in the ordinary course of business. On November 16, 2020, the Bankruptcy Court entered an order approving the Insurance Motion on a final basis [Docket No. 124].

●	Utilities Motion: The Debtors’ Emergency Motion for Entry of an Order (I) Approving the Debtors’ Proposed Adequate Assurance of Payment for Future Utility Services, (II) Prohibiting Utility Providers from Altering, Refusing, or Discontinuing Services, (III) Approving the Debtors’ Proposed Procedures for Resolving Adequate Assurance Requests, and (IV) Granting Related Relief [Docket No. 13] (the “Utilities Motion”), seeking approval of the procedures for, among other things, determining adequate assurance for utility providers, prohibiting utility providers from altering, refusing, or discontinuing services, and determining that the Debtors are not required to provide additional adequate assurance to such providers. On November 16, 2020, the Bankruptcy Court entered an order approving the Utilities Motion on a final basis [Docket No. 116].

●	Surety Bond Motion: The Debtors’ Emergency Motion for Entry of an Order (I) Approving Continuation of the Surety Bond Program and (II) Granting Related Relief [Docket No. 15] (the “Surety Bond Motion”), seeking authorization to continue the Debtors’ surety bond program. On November 16, 2020, the Bankruptcy Court entered an order approving the motion on a final basis [Docket No. 121].

●	Royalty Payments Motion: The Debtors’ Emergency Motion for Entry of an Order (I) Authorizing Payment of Mineral Obligations and (II) Granting Related Relief [Docket No. 14] (the “Royalty Payments Motion”), seeking authorization to pay the Debtors’ various obligations under their oil and gas leases and certain other mineral obligation agreements. On November 16, 2020, the Bankruptcy Court entered an order approving the Royalty Payments Motion on a final basis [Docket No. 117].

●	Lienholder Motion: The Debtors’ Emergency Motion for Entry of Interim and Final Orders (I) Authorizing the Payment of (A) Operating Expenses, (B) Marketing Expenses, (C) Shipping and Warehousing Claims, (D) 503(b)(9) Claims, and (E) Outstanding Orders and (II) Granting Related Relief [Docket No. 19] (the “Lienholder Motion”), seeking authorization to pay in the ordinary course of business all undisputed, liquidated, prepetition amounts owing on account of various operating expenses, marketing expenses, shipping and warehousing claims, section 503(b)(9) claims, and outstanding orders for goods not yet delivered by the Petition Date. On November 16, 2020, the Bankruptcy Court entered an order approving the Lienholder Motion on an interim basis [Docket No. 118]. On December 11, 2020, the Bankruptcy Court entered an order approving the Lienholder Motion on a final basis [Docket No. 386].

3.	Administrative Motions.

The Debtors also Filed several other motions seeking relief to facilitate their operation in the ordinary course, including:

●	Joint Administration Motion: The Debtors’ Emergency Motion for Entry of an Order (I) Directing Joint Administration of the Chapter 11 Cases and (II) Granting Related Relief [Docket No. 2] (the “Joint Administration Motion”), seeking joint administration of the Chapter 11 Cases. On November 14, 2020, the Bankruptcy Court entered an order approving the Joint Administration Motion on a final basis [Docket No. 4].

●	Creditor Matrix Motion: The Debtors’ Emergency Motion for Entry of an Order (I) Authorizing the Debtors to File A Consolidated List of Creditors and A Consolidated List of the 30 Largest Unsecured Creditors, (II) Waiving the Requirement to File A List of Equity Security Holders, (III) Authorizing the Debtors to Redact Certain Personal Identification Information, and (IV) Granting Related Relief [Docket No. 12] (the “Creditor Matrix Motion”), seeking authorization to File a consolidated list of their 30 largest unsecured creditors, waiving the requirement to File a list of equity security holders, and authorizing the Debtors to redact certain personal identification information from documents Filed with the Bankruptcy Court. On November 16, 2020, the Bankruptcy Court entered an order approving the Creditor Matrix Motion on a final basis [Docket No. 65].

●	NOL Motion: The Debtors’ Emergency Motion for Entry of an Order (I) Approving Notification and Hearing Procedures for Certain Transfers of Common Stock and (II) Granting Related Relief [Docket No. 22] (the “NOL Motion”), seeking approval of the notification and hearing procedures for certain transfers of common stock in order to preserve the Debtors’ valuable tax attributes. On November 16, 2020, the Bankruptcy Court entered an order approving the NOL Motion on a final basis [Docket No. 123].

●	SOFA Motion: The Debtors’ Emergency Motion for Entry of an Order Extending Time to File Schedules of Assets and Liabilities, Schedules of Current Income and Expenditures, Schedules of Executory Contracts and Unexpired Leases, and Statements of Financial Affairs [Docket No. 11] (the “SOFA Motion”), seeking extension of the time within which the Debtors must File their schedules of assets and liabilities and statements of financial affairs (collectively, the “Schedules”) until January 11, 2021. On November 16, 2020, the Bankruptcy Court entered an order approving the SOFA Motion on a final basis [Docket No. 120]. On December 14, 2020, the Debtors Filed their Schedules [Docket Nos. 409–430].

●	Claims and Noticing Agent Retention Motion: The Debtors’ Emergency Motion for Entry of an Order Appointing Epiq Corporate Restructuring, LLC as Claims, Noticing, Solicitation, and Administrative Agent [Docket No. 17] (the “Claims and Noticing Agent Retention Motion”), seeking authorization to retain Epiq,[30] as claims, noticing, and solicitation agent. On November 16, 2020, the Bankruptcy Court entered an order approving the Claims and Noticing Agent Retention Motion [Docket No. 66].

[30]	“Epiq” is the trade name of Epiq Corporate Restructuring, LLC.

D.	Other Procedural and Administrative Motions.

On December 11, 2020, the Debtors held their second day hearing before the Bankruptcy Court. The Debtors Filed certain motions to be heard at the second day hearing, which will further facilitate the smooth and efficient administration of the Chapter 11 Cases and reduce the administrative burdens associated therewith, including:

●	Ordinary Course Professionals Motion: On November 20, 2020, the Debtors Filed the Debtors’ Motion for Entry of an Order Authorizing the Retention and Compensation of Certain Professionals Utilized in the Ordinary Course of Business [Docket No. 207] (the “OCP Motion”). The OCP Motion sought to establish procedures for the retention and compensation of certain professionals utilized by the Debtors in the ordinary course operation of their businesses. On December 11, 2020, the Bankruptcy Court entered an order granting the OCP Motion [Docket No. 389].

●	Interim Compensation Motion: On November 20, 2020, the Debtors Filed the Debtors’ Motion for Entry of an Order Establishing Procedures for Interim Compensation and Reimbursement of Expenses for Professionals [Docket No. 208] (the “Interim Compensation Motion”). The Interim Compensation Motion sought to establish procedures for the allowance and payment of compensation and reimbursement of expenses for attorneys and other professionals whose retentions are approved by the Bankruptcy Court pursuant to sections 327 or 1103 of the Bankruptcy Code and who will be required to File applications for allowance of compensation and reimbursement of expenses pursuant to sections 330 and 331 of the Bankruptcy Code. On December 11, 2020, the Bankruptcy Court entered an order granting the Interim Compensation Motion [Docket No. 387].

●	De Minimis Asset Transactions Motion: On November 15, 2020, the Debtors Filed the Debtors’ Motion for Entry of an Order Approving Procedures for De Minimis Asset Transactions [Docket No. 30] (the “De Minimis Asset Transactions Motion”). The De Minimis Asset Transactions Motion sought to establish procedures for the use, sale, or transfer of assets with an aggregate sale price equal to or less than $5,000,000 without the need for further Bankruptcy Court approval. On December 11, 2020, the Bankruptcy Court entered an order granting the De Minimis Asset Transactions Motion [Docket No. 391].

E.	Shareholder Motion to Dismiss

On November 24, 2020, Ralph J. Zimbouski (the “Moving Shareholder”) Filed the Motion for Gulfport Energy Bankruptcy Dismissal and attached letters [Docket No. 231] (collectively, the “Shareholder Motion”). The Moving Shareholder made a number of claims regarding the Debtors’ prepetition actions and requested the Bankruptcy Court dismiss the Debtors’ Chapter 11 Cases. On December 15, 2020, the Debtors Filed the Debtors’ Objection to Shareholder’s Motion to Dismiss the Chapter 11 Cases [Docket No. 437]. The Moving Shareholder subsequently Filed other letters with the Court [Docket Nos. 317, 320, 447, 522, 528, 695, 751]. The Debtors oppose the relief requested in the Moving Shareholder’s other letters.

F.	Retention of the Debtors’ Professionals.

To assist the Debtors in carrying out their duties as debtors in possession and to otherwise represent the Debtors’ interests in the Chapter 11 Cases, the Debtors Filed applications requesting that the Court authorize the Debtors to retain and employ the following advisors pursuant to sections 327 and 328 of the Bankruptcy Code:  (a) Kirkland as counsel to the Debtors; (b) Jackson Walker LLP as co-counsel to the Debtors; (c) PWP as financial advisor and investment banker to the Debtors; (d) PricewaterhouseCoopers LLP (“PwC”) as tax services provider to the Debtors; (e) Alvarez & Marsal North America, LLC, as restructuring advisor to the Debtors; (f) Wachtell, Lipton, Rosen & Katz, as counsel to the Special Committee of the Board of Directors of Gulfport Energy Corporation (the “Parent Special Committee”); (g) Chilmark Partners, LLC, as financial advisor and investment banker to the Topco Special Committee; (h) Katten Muchin Rosenman LLP as counsel to the Disinterested Directors of certain wholly-owned subsidiaries of Gulfport Energy Corporation (collectively, the “Subsidiary Special Committee”); (i) M3 Advisory Partners, LP, as financial advisor and investment banker to the Subsidiary Special Committee; and (j) Grant Thornton, LLP as tax advisor to the Debtors. Concurrently with the application requesting authorization to retain Alvarez & Marsal North America, LLC, the Debtors sought an order designating Mark Rajcevich, Managing Director at Alvarez & Marsal North America, LLC, as the Debtors’ Chief Restructuring Officer. The Court entered orders approving the retention of Kirkland [Docket No. 607], Jackson Walker LLP [Docket No. 732], Alvarez & Marsal North America, LLC [Docket No. 631], M3 Advisory Partners, LP [Docket No. 698], Katten Muchin Rosenman LLP [Docket No. 629], PwC [Docket No. 699], Chilmark Partners, LLC [Docket No. 697], Wachtell, Lipton, Rosen & Katz [Docket No. 696], and Grant Thornton LLP [Docket No. 736].

G.	Schedules of Assets and Liabilities and Statements of Financial Affairs.

On November 15, 2020, the Debtors Filed the SOFA Motion [Docket No. 11] seeking an extension of the time within which the Debtors must File their schedules of assets and liabilities and statements of financial affairs (collectively, the “Schedules”) until January 11, 2021 for a total of 59 days from the Petition Date. The Bankruptcy Court granted this motion on November 16, 2020 [Docket No. 120]. The Debtors Filed their Schedules on December 14, 2020 [Docket Nos. 409–430].

H.	Establishment of a Claims Bar Date.

On November 20, 2020, the Debtors Filed the Debtors’ Motion for Entry of an Order (I) Setting Bar Dates for Filing Proofs of Claim, Including Requests for Payment Under Section 503(b)(9), (II) Establishing Amended Schedules Bar Date and Rejection Damages Bar Date, (III) Approving the Form of and Manner for Filing Proofs of Claim, Including Section 503(b)(9) Requests, and (IV) Granting Related Relief [Docket No. 209] (the “Bar Date Motion”), proposing the Claims Bar Date by which the entities holding Claims against the Debtors that arose (or that are deemed to have arisen) prior to the Petition Date (including, without limitation, Class 4A, General Unsecured Claims Against Gulfport Parent, and Class 4B, General Unsecured Claims Against Gulfport Subsidiaries) must File Proofs of Claim. On December 11, 2020, the Bankruptcy Court approved the Bar Date Motion and entered an order establishing January 26, 2021 as the general claims bar date and May 12, 2021 as the governmental claims bar date [Docket No. 388] (the “Bar Date Order”). Pursuant to the Bar Date Order, any party required to File a Proof of Claim under the Bar Date Order that fails to do so before the applicable bar date will be forever barred, estopped, and enjoined from asserting such claim against the Debtors and the Debtors will be forever discharged from any indebtedness or liability relating to such claim. Such party will not be permitted to vote to accept or reject the Plan or receive any recovery under the Plan.

The following Sections VI.I–J reflect the views of the Official Committee of Unsecured Creditors (the “Committee”) with respect to certain matters relating to the Debtors, the Plan, and the Disclosure Statement. THESE VIEWS AND POSITIONS MAY NOT REFLECT THE VIEWS OF EACH OF THE INDIVIDUAL MEMBERS OF THE COMMITTEE, EACH OF WHICH RESERVES ALL RIGHTS. The Debtors and the other parties to the Restructuring Support Agreement disagree with the Committee’s characterizations below and reserve all rights with respect to the matters raised by the Committee.

I. The Committee’s Investigation into the Debtors’ Prepetition Transactions.

The Committee was appointed on November 27, 2020 to represent the interests of all unsecured creditors in these Chapter 11 Cases.31 The Committee selected Kramer Levin Naftalis & Frankel LLP to serve as its legal counsel, Conway MacKenzie to serve as financial advisor, and Jefferies to serve as investment banker. The Committee currently consists of seven members: UMB Bank, N.A., Rockies Express Pipeline LLC, MPLX LP, Bryon LeFort, Pioneer Drilling Services Ltd., Stallion Oilfield Construction Corp., and REME LLC d/b/a Leam Drilling Services.

Once appointed, the Committee began investigating the Debtors’ prepetition transactions, including the prepetition transfer of oil and gas assets worth in excess of a billion dollars from Gulfport Parent to the Gulfport Subsidiaries, and the multi-million dollar prepetition bonuses paid to the Debtors’ management. The Committee served a comprehensive document request on the Debtors on December 11, 2020,32 and then in connection with a resolution of issues associated with the debtor-in-possession financing, the Committee and the Debtors agreed to a case timeline that included certain discovery deadlines, hearing dates, and a briefing schedule associated with the Disclosure Statement and Plan confirmation.33 That agreed schedule called for the Debtors to produce the requested documents and communications to the Committee by January 18, 2021, so that the Committee would have enough time to complete its investigation before its deadline to object to approval of the Disclosure Statement.

After a series of discovery disputes related to the Debtors’ document production, the Committee’s deadline to object to the Disclosure Statement was extended to February 16. The Committee’s investigation remains ongoing, and certain discovery disputes remain open. In addition to reviewing future document productions, the Committee intends to depose numerous Debtor witnesses concerning the prepetition transactions and related matters. The outcome of the Committee’s investigation could materially impact the projected recoveries to unsecured creditors under a chapter 11 plan.

Preliminary indications of the Committee’s investigation have led the Committee to believe that the allocation of value in the Debtors’ proposed Plan among creditors of Gulfport Parent and Gulfport Subsidiaries is inappropriate and does not adequately compensate for the settlement and release of estate and third party claims and causes of action. Therefore, the Committee does not support the Plan’s proposed allocation of distributable value among unsecured creditors of Gulfport Parent and the Gulfport Subsidiaries, and does not support the Plan as proposed.

J. The Committee Believes Significant Prepetition Transactions May Give Rise to Claims and Causes of Actions.

The Committee’s investigation is focused on analyzing potential claims and causes of action that could materially increase unsecured creditor recoveries. While the Committee’s investigation remains ongoing, it appears that certain prepetition transactions could well give rise to significant claims for, among other things, constructive and/or intentional fraudulent transfers, preferential transfers, breaches of fiduciary duty, and substantive consolidation. The Debtors’ Plan proposes to release any and all such claims, for minimal (if any) consideration. Yet the Committee believes that the claims, if not settled in the Plan and instead prosecuted for the benefit of creditors, could dramatically improve unsecured creditor recoveries. The primary transactions that are the subject of the Committee’s investigation are briefly set forth below. Also included below are certain Committee assessments, based on the Committee’s investigation to date, that unsecured creditors should consider when determining whether to vote in favor or against the Plan. Creditors should also review the letter from the Committee accompanying the solicitation materials for specific information regarding the Committee’s position and recommendations with respect to the Plan.

[31]	See Notice of Appointment of Committee of Unsecured Creditors [Docket No. 248].

[32]	See The Official Committee of Unsecured Creditors’ Notice of Rule 2004 Request for Production of Documents from Debtors [Docket No. 382].

[33]	See Agreed Scheduling Order With Respect to Confirmation and Related Matters [Docket No. 495].

i. 2019 Drop Down of the Utica Assets

In June 2019, Gulfport Parent transferred significant oil and gas assets with a book value in excess of a billion dollars (the “Utica Assets”) to its subsidiary, Gulfport Appalachia, LLC, in a transaction or transactions that the Committee believes may not have been properly disclosed in Gulfport Parent’s filings with the SEC. As a result of this transaction, referred to herein as the “2019 Drop Down,” general unsecured creditors of Gulfport Parent were effectively subordinated to noteholders that held claims at both the subsidiary and parent level. The imbalance in currently proposed recoveries between these two general unsecured creditor constituencies is due, in large part, to the 2019 Drop Down, which naturally has been a focus of the Committee’s investigation.

a. Factual Background

Discussions about restructuring the Debtors’ Oklahoma and Ohio oil and gas assets began in early 2017. By the end of March 2017, the company’s management had decided to utilize the company subsidiaries to (allegedly) limit liability by reorganizing and consolidating operations in both Utica and SCOOP. Ultimately, the reorganization was delayed by, among other things, the company’s implementation of a new management/accounting system.

In June 2019, the transfer of the valuable Utica Assets with a book value in excess of a billion dollars was completed, and included the transfer of all legal and operational aspects of Ohio wells from Gulfport Parent to Gulfport Appalachia, LLC, and all Bakken and Niobrara wells from Gulfport Parent to Puma Resources, Inc. The company appears to have informed contract counterparties of the transaction, but the Committee, notwithstanding its repeated requests, has received only limited communications related to the transaction.

Despite the significance of these transactions, the Debtors’ public filings scarcely described the transaction at all, disclosing only that “[e]ffective June 1, 2019, the [Gulfport] Parent contributed interests in certain oil and gas assets and related liabilities to certain of the [g]uarantors.” Gulfport Energy Corp., Quarterly Report (Form 10-Q) (Aug. 2, 2019). The absence of disclosure obscures the materiality of the transaction. Notably, while the public filings do not forthrightly disclose the extent of these transfers, the consolidated financial statements filed by the company reflected the movement of over a billion dollars of such assets to the subsidiary Gulfport Appalachia, LLC.

Because of the significance of these transactions, the Committee has sought numerous categories of documents relating to the 2019 Drop Down, and the Debtors’ production of documents remains ongoing. The Committee has also asked to depose witnesses knowledgeable about it, and the Debtors produced the first such witness on February 12, 2021.

b. Relevant Legal Standards

The Committee is investigating whether the 2019 Drop Down was a fraudulent conveyance. Fraudulent conveyance claims take two forms: intentional fraud and constructive fraud. Often an estate representative will assert both categories of claim arising out of the same facts.

An intentional fraudulent conveyance is a conveyance made with the intent of placing one’s assets beyond the reach of creditors, whether with an intent to “defraud” or with an intent simply to “hinder” or “delay” creditors. Because fraud is often difficult to prove directly, it can be established by aggregating various so-called “badges of fraud,” which include, e.g., (i) lack or inadequacy of consideration; (ii) a close relationship between the parties; (iii) the retention of possession, benefit, or use of the property in question; (iv) the financial condition of the transferor both before and after the transaction; (v) the existence of a pattern or series of transactions or course of conduct after the incurring of debt, onset of financial difficulties, or pendency or threats of suits by creditors; (vi) the general chronology of events; (vii) a transfer not in the usual course of business; and (viii) the secrecy or haste of the transaction.

A constructive fraudulent conveyance, on the other hand, is a transfer for less than “reasonably equivalent value” when (i) the transferor is insolvent or is thereby rendered insolvent, (ii) the transferor is engaged in or about to engage in a transaction for which its remaining property constitutes unreasonably small capital, or (iii) the transferor believes that it will incur debt beyond its ability to pay.34 In light of this legal standard, issues concerning valuation and insolvency are hotly disputed in constructive fraudulent transfer litigation, and often require extensive factual and expert evidence.

It is important to note that both transfers and incurrences of obligations can be fraudulent for purposes of the relevant Bankruptcy Code and state-law statutes.

c. Committee Assessment and Commentary

Given the magnitude of the 2019 Drop Down and its proximity to the Debtors’ bankruptcy filing, the Committee is acutely focused on whether this transaction was carried out in a fair and equitable manner.

The Committee professionals are conducting a detailed valuation analysis to determine whether the parties to the 2019 Drop Down were solvent at the time of the transfer.  Based on the Committee’s investigation conducted to date, the Committee believes that the company may well have been insolvent at the time of the 2019 Drop Down, though the Committee professionals are still reviewing the solvency of the Debtors at the time of the 2019 Drop Down and have not yet formed a final opinion. The Committee professionals have scheduled depositions with relevant company personnel in connection with its analysis of both the 2019 Drop Down and other potential claims and causes of action, which will bear on both the question of solvency, as well as other important factual elements of these claims.

As noted above, if successfully prosecuted, a constructive fraudulent conveyance claim could materially impact the propriety of the recoveries contemplated under the Plan. In particular, in the event the 2019 Drop Down is found to be a fraudulent transfer, the Committee believes that the transaction would likely be deemed void and the Utica Assets, potentially worth in excess of a billion dollars, would be effectively returned to Gulfport Parent. This, in turn, would upend the assumptions upon which Plan recoveries are premised, substantially increasing recoveries for General Unsecured Creditors of Gulfport Parent and rendering the Debtors’ proposed distributions to unsecured creditors wholly inappropriate.

ii. Prepetition Payments to Insider Executives

The Committee is also investigating whether certain prepetition bonuses paid to company executives may be clawed back as preferential transfers and/or fraudulent conveyances. During the eight months leading up to the Debtors’ bankruptcy filing, the Debtors’ executive officers, and senior management team (the “Insider Executives”) and certain other senior employees (together with the Insider Executives, the “Executives”) received over $19.6 million in bonus payments.

[34]	A constructive fraudulent conveyance may also exist where there was a transfer of less than “reasonably equivalent value” and such transfer was made for the benefit of an insider under an employment contract and not in the ordinary course of business.

a. Factual Background

In March 2020, the Debtors’ compensation committee (the “Compensation Committee”) approved the Debtors’ 2020 Incentive Plan (the “Original Incentive Plan”). The plan set forth terms of retention and incentive awards for 2020 for Executives. The Original Incentive Plan provided for (i) retention payments that were payable in advance but subject to clawback if an Executive was no longer with the Debtor at the end of the retention period; and (ii) short- and long-term incentive payments, payable in cash and stock-based compensation after assessment of a one-year performance period.

In April 2020, the Company paid the following Executives an aggregate total of $3,698,750 in retention payments for fiscal year 2020 pursuant to the 2020 Incentive Plan: David Wood received $834,000; Donnie Moore received $505,000; Patrick Craine received $435,000; Quentin Hicks received $425,000; Michael Sluiter received $360,000; Lester Zitkus received $351,900; RJ Moses received $350,000; Stephanie Timmermeyer received $123,450; Rebecca Addison received $45,300; and Ty Peck received $269,100 (each an “April Payment” and collectively the “April Payments”). Shortly thereafter, in August 2020, the board revised the 2020 incentive plan. Under this revised plan, (the “Modified Incentive Plan”), in September 2020, the company paid the Executives, except for Peck: (i) $1.8 million in prorated incentive payments for performance through July and (ii) $14.2 million split 50/50 between pre-paid retention and pre-paid incentive bonuses (the “September Payments”).

All of the April Payments and the September Payments enabled the Executives to receive more than they would have if the Debtors’ bankruptcy cases were cases under chapter 7 of the Bankruptcy Code, as unsecured creditors stand to receive less than 100% recovery in the Debtors’ bankruptcy cases.

b. Relevant Legal Standards

The Bankruptcy Code generally allows for the recapture of certain payments made by a debtor in satisfaction of antecedent debt within the 90 days prior to a bankruptcy filing when those payments were made for the benefit of a creditor while the debtor was insolvent. (As to insiders, the look-back period extends to a full year.) Referred to as preferential transfers, these transfers may be voidable under the Bankruptcy Code, with the overall goal of fostering equal treatment among similarly situated creditors. Affirmative defenses to preferential transfer claims include that the transfers were made in the ordinary course of business, or that the transferee subsequently provided new value to the debtor (for example, in the form of goods, services, or new credit).

The legal standards regarding fraudulent transfers, discussed in Section VI.J.i.b., are also relevant to the analysis of the validity of the April Payments and September Payments. In addition, as noted above, a transfer for less than reasonably equivalent value may be avoided as a fraudulent conveyance even if the debtor was solvent at the time of the transfer where the transfer was made to an insider under an employment contract and not in the ordinary course of business.

c. Committee Commentary

The Committee is investigating whether the prepetition payments to Executives can be avoided as fraudulent conveyances and/or preferential transfers. If avoided, these payments could inure to the benefit of unsecured creditors.

The Committee believes that the September Payments constitute transfers on account of antecedent debt—namely, the Debtors’ existing obligations under written agreements entered into with each of the Executives in August 2020. The payments were made on September 3, 2020, which is less than 90 days before the Petition Date and thus the Debtors are presumed to have been insolvent at the time of the transfers. The April Payments to the Insider Executives were also made on account of the Debtors’ existing obligations under written agreements entered into with the Insider Executives in March 2020. The payments were made on April 3, 2020—less than one year before the Petition Date—at a time when the Debtors were insolvent and were made to insiders including the Debtors’ officers and senior management team. The Committee believes that both the September Payments and April Payments therefore may well be ultimately deemed to be preferential transfers, and avoided.

Additionally, though further fact discovery is required, the Committee believes that these transfers may also be voided as fraudulent transfers. It is unclear whether the Debtors received reasonably equivalent value in exchange for these payments. Given that these transfers inured to the benefit of insiders under employment contracts and potentially were made outside of the ordinary course of business, a fraudulent transfer claim may be pursued even if the Debtors were solvent at the time of such transfers. The transfers took place, however, at a time when the Debtors were in all likelihood insolvent. Further, the Committee continues to analyze whether these payments give rise to claims against the Debtors’ current and former officers and directors for breaches of fiduciary duty that might generate recoveries under the Debtors’ associated insurance policies.

iii. Stock Repurchases/Debt Buybacks

In addition, the Committee is investigating certain share repurchases and debt buybacks (the “Share Repurchases and Debt Buybacks”) that the Debtors conducted before filing for bankruptcy. Beginning in 2018 and continuing through 2019, the Debtors executed $230 million in buybacks of their common stock and approximately $150 million of their bond debt. See generally supra Art. VI.B.2–3.

The Committee is investigating whether these transactions give rise to claims for fraudulent conveyance or voidable preferences. The Committee also continues to analyze whether, even putting aside traditional avoidance actions, these transactions give rise to claims against the Debtors’ current and former officers and directors for breaches of the duty care that might generate recoveries under the Debtors’ associated insurance policies. The Committee’s investigation has included reviewing documents produced in response to the Committee’s Rule 2004 request to determine (1) how the stock or debt was acquired, how the acquisitions were funded and on what terms, (2) whether the Debtors were solvent at the time of such transactions, (3) whether the sales were for reasonable value, and (4) whether these transactions were conducted at arm’s-length.

iv. Significant Prepetition Divestitures

In 2019, the Debtors sold off certain non-core assets in a series of transactions (the “Prepetition Divestitures”). According to the Debtors, the Prepetition Divestitures were a part of the Debtors’ efforts to develop their core assets and repay cash flows. See supra Art. VI.A.3.

These transactions could be the subject of fraudulent transfer claims, and/or breach of fiduciary duty and related claims. The Committee is investigating the facts and circumstances surrounding these transactions, including by taking depositions of relevant persons involved in transactions. If, for example, such transactions were effectuated at a time when the Debtors were insolvent, and the Debtors did not receive reasonably equivalent value in return of these transfers, such transfers could be deemed constructive fraudulent transfers and therefore void. The Committee is likewise investigating (1) the validity of the reasons for entering into the above transactions, (2) the process for choosing to sell the above assets, (3) the process for selecting the successful purchasers, and (4) the adequacy of the sale prices, in an effort to ensure the transactions were legitimate and obtained at a fair price.

v. Substantive Consolidation and Alter Ego

Bankruptcy courts have the power to provide an array of equitable relief in certain circumstances. The equitable doctrine of substantive consolidation, for example, may allow bankruptcy courts to disregard the corporate separateness of subsidiaries and parent entities that effectively function as a single economic entity. Similar claims may arise under which a court may “pierce the corporate veil” and establish alter ego liability if a plaintiff can demonstrate that a parent and subsidiary operated as a single economic unit. The Committee is closely investigating whether there could be a legitimate basis to substantively consolidate the Debtors, which would render the disparate creditor treatment under the Plan wholly improper.

Certain aspects of the Debtors’ operations are relevant to a substantive consolidation and/or alter ego analysis. For example, the company acted in a variety of ways that might lead a court to find that Gulfport Parent and Gulfport Subsidiaries were acting as a single economic entity. The manner in which the company interacted with its midstream and other contract counterparties suggests a consolidated method of operation: midstream contracts were held at Gulfport Parent, and the company’s assets were purportedly held at the subsidiaries, but many counterparties that the company dealt with did not understand whether they were interacting with Gulfport Parent or Gulfport Subsidiaries.

The Committee’s investigation to date suggests that certain creditors were at best confused by which entity they were facing. While certain trade creditors’ claims have been scheduled by the Debtors at the subsidiary Debtor entities, many of such creditors’ corresponding proofs of claim have been filed against Gulfport Parent. This is not surprising because there was a common prepetition practice whereby such creditors would invoice the Parent and be paid by subsidiaries (via the Gulfport Parent), with the associated privity disconnect an apparent byproduct of the 2019 Drop Down.

A finding that the Debtors’ estates should be substantively consolidated would dramatically alter the landscape upon which creditor recoveries are premised. The analysis is highly fact-based, and the Committee’s investigation will continue to assess whether substantive consolidation poses a meaningful risk to confirmation of this Plan.

vi. Other Investigation Claims

The Committee is continuing to investigate various other prepetition transactions of the Debtors to determine whether colorable claims exist and should be pursued to the benefit of the Debtors’ estates, and is investigating the proposed treatment of claims under the Plan and settlements set forth therein, including (i) the basis and process for arriving at the equity splits between the Gulfport Parent and Gulfport Subsidiaries to 94/6 in RSA negotiations on the eve of filing and (ii) the proposed settlement relating to intercompany claim/cash management issues (including resolving issues preserved under the final cash management order relating to expenses typically netted from proceeds that were never accounted for in the intercompany ledgers).  While the Committee’s investigation of these items remains ongoing, the Committee currently believes it has identified numerous issues with the proposed Plan that, if not appropriately addressed, may present significant challenges to confirmation.

The following Section VIII.K REFLECTS THE VIEWS OF THE SPECIAL COMMITTEES, AND does not reflect the views of the committee with respect to the special committee INVESTIGATIONS. The committee reserveS all rights with respect to these matters

K.	Special Committee Investigations.

1.	Appointment of the Special Committees.

Prior to the Petition Date, in connection with their restructuring efforts, the Debtors appointed disinterested directors to form the Parent Special Committee and the Subsidiary Special Committee (together, the “Special Committees”) to conduct investigations regarding potential intercompany claims based on, among other things, the 2019 contribution of assets from Gulfport Parent to Gulfport Appalachia (the “2019 Asset Contribution”).

To assist in the execution of their duties, the Parent Special Committee and the Subsidiary Special Committee each retained advisors; the Parent Special Committee retained Wachtell Lipton, Rosen & Katz (“Wachtell Lipton”), as counsel, and Chilmark Partners, LLC (“Chilmark”), as financial advisors, and the Subsidiary Special Committee retained Katten Muchin Rosenman LLP (“Katten”), as counsel, and M3 Advisory Partners, LP (“M3”), as financial advisors.

In addition to their regular roles as members of the boards of their respective entities, the members of the Special Committees conducted independent investigations into certain potential intercompany claims and causes of action. An overview of the status and progress of the Special Committees’ work as of the date hereof is below.

2.	Summary of Parent Special Committee Investigation.

The Parent Special Committee was formed on September 10, 2020 via a resolution of the Board of Directors of Gulfport Parent and was delegated broad authority to act for Gulfport Parent with respect to certain conflicts that may exist between Gulfport Parent and Gulfport Subsidiaries, including authority to investigate claims between the entities and to act on behalf of Gulfport Parent with respect to such matters (the “Parent Independent Investigation”).

The Parent Special Committee consists of Alvin Bledsoe and John W. Somerhalder II. Mr. Bledsoe is the Chairman of Gulfport Parent’s Board of Directors, which he joined in January 2020. Mr. Somerhalder joined Gulfport Parent’s Board in July 2020. After being appointed to the Parent Special Committee, Mr. Bledsoe and Mr. Somerhalder retained Wachtell Lipton as legal advisor and Chilmark as financial advisor.

One of the matters encompassed by the Parent Independent Investigation is the 2019 Asset Contribution, which was completed on or around June 1, 2019, in which Gulfport Parent contributed substantially all of its leasehold and ownership interests in the Utica Shale region to Gulfport Appalachia. As a result of the 2019 Asset Contribution, while Gulfport Parent continued to be party to contracts with midstream providers, the Debtors’ oil-and-gas exploration assets were held directly by the Subsidiaries.

The Parent Special Committee, with the assistance of its advisors at Wachtell Lipton and Chilmark, reviewed and analyzed the 2019 Asset Contribution and potential causes of action relating to that transaction. The Parent Special Committee and its advisors also reviewed and analyzed the intercompany payables and receivables in the Debtors’ books and records, as well as the likely quantum of rejection damages claims against Gulfport Parent.  In connection with this diligence process, Wachtell Lipton and Chilmark (at the direction of the Parent Special Committee) interviewed knowledgeable individuals with respect to 2019 Asset Contribution and related matters, requested various categories of documents from the Debtors and the Debtors’ advisors, and reviewed thousands of documents produced in response to the requests.  In addition to gathering facts relating to the transaction, the Parent Special Committee (with the assistance of and through its advisors) also evaluated market evidence and other facts relating to Gulfport Parent’s and Gulfport Subsidiaries’ financial condition at the time of the 2019 Asset Contribution, and evaluated potential causes of action to avoid the transfer of the relevant assets or recover from the Subsidiaries.

As it conducted its review and drew preliminary conclusions, the Parent Special Committee provided input to the Debtors’ management and advisors regarding the ongoing negotiation with the Ad Hoc Group of Bondholders and other creditors, and ultimately agreed to approve the Restructuring Support Agreement, which includes a material recovery to Gulfport Parent-only creditors on account of intercompany claims and potential causes of action.

The Parent Special Committee’s agreement to support the RSA Plan was (and remains) subject to a fiduciary out, in the event that continuing to support the transactions contemplated by the Plan fails to accord with the Parent Special Committee’s fiduciary duties. The Parent Special Committee, with the assistance of its advisors, is continuing to evaluate facts and arguments (including evidence and arguments developed by the Official Committee of Unsecured Creditors) relating to the 2019 Asset Contribution, other issues including arguments for substantive consolidation, and the ultimate implications of the Plan for Gulfport Parent’s creditors.

3.	Summary of Subsidiary Special Committee Investigation.

The Subsidiary Special Committee was formed on September 15, 2020, when the governing body for each of the Gulfport Subsidiaries appointed Stefan M. Selig and Andrew C. Kidd, as disinterested directors. The Subsidiary Special Committee was delegated broad authority to, among other things: (i) commence an independent investigation (the “Subsidiary Independent Investigation”) into whether any potential claims or causes of action exist between Gulfport Parent and Gulfport Subsidiaries; (ii) determine whether any matter arising in the Debtors’ chapter 11 cases presents a potential conflict of interest between Gulfport Subsidiaries and Gulfport Parent or its directors and officers; and (iii) take any and all actions necessary with respect to such matters as deemed appropriate by the Subsidiary Special Committee. Shortly thereafter, the Subsidiary Special Committee engaged Katten and M3 to assist with the Subsidiary Independent Investigation.

In the course of conducting the Subsidiary Independent Investigation, and at the direction of the Subsidiary Special Committee, Katten and M3 submitted three sets of targeted but broad diligence requests to the Debtors seeking documents and information relevant to the Subsidiary Independent Investigation, including, among other requests, copies of board materials and minutes, corporate governance documents, intercompany agreements, accounting information, and internal company communications. To date Katten and M3 have received and reviewed more than 7,000 documents produced in response to the Subsidiary Special Committee’s requests and document requests from the Committee. Katten and M3 conducted interviews with seven members of the Debtors’ current and former management team and, to minimize cost and avoid duplication of effort, attended, and will attend, additional depositions conducted by the Committee, some of which include persons already interviewed by Katten and M3.

Pursuant to the Subsidiary Independent Investigation, Katten and M3 are continuing to analyze potential claims and causes of action held by the Debtors’ Estates relating to, among other things, the acquisition of certain assets of Vitruvian II Woodford, LLC through Gulfport MidCon, LLC (formerly known as Scoop Acquisition Company, LLC), on February 17, 2017 (the “2017 Acquisition”); the 2019 Asset Contribution; intercompany dealings, practices, and observance of corporate formalities, as they pertain to single entity theories of liability or substantive consolidation; and intercompany payables and receivables owing between Gulfport Parent, on the one hand, and certain of Gulfport Subsidiaries, on the other. The potential claims and causes of action include: (a) actual and constructive fraudulent transfers; (b) substantive consolidation; (c) debt recharacterization; (d) breach of fiduciary duty; and (e) unjust enrichment.

Based on the documents and information received and reviewed through the date hereof in connection with conducting the Subsidiary Independent Investigation, the Subsidiary Special Committee’s preliminary determination is that it continues to support the compromise reflected in the RSA and Plan. However, the support and preliminary determinations reached by the Subsidiary Special Committee remain subject to the fiduciary out set forth in the RSA, the completion of the Subsidiary Independent Investigation, and the Subsidiary Special Committee reserves all rights in respect of the foregoing.

L.	Litigation Matters.

In the ordinary course of business, the Debtors are parties to certain lawsuits, legal proceedings, collection proceedings, and claims arising out of their business operations. The Debtors cannot predict with certainty the outcome of these lawsuits, legal proceedings, and claims.

With certain exceptions, the filing of the Chapter 11 Cases operates as a stay with respect to commencement or continuation of litigation against the Debtors that was or could have been commenced before the commencement of the Chapter 11 Cases. In addition, the Debtors’ liability with respect to litigation stayed by the commencement of the Chapter 11 Cases generally is subject to discharge, settlement, and release upon confirmation of a plan under chapter 11, with certain exceptions. Therefore, certain litigation Claims against the Debtors may be subject to discharge in connection with the Chapter 11 Cases.

Prior to the Petition Date, approximately 152 separate individuals and entities in Ohio (the “Ohio Litigation Claimants”) brought lawsuits or are putative class members in lawsuits against the Debtors and other defendants (the “Ohio Litigation”). The majority of the Ohio Litigation Claimants allege that certain of the Debtors committed—and are continuing to commit—unlawful trespass, conversion, and unjust enrichment relating to the oil and gas operations on the claimants’ Ohio properties. These Ohio Litigation Claimants allege that Gulfport and other defendants drilled below the leased formation (the Marcellus Shale and the Utica Shale) and wrongly extracted minerals from a deeper, unleased formation (the “Point Pleasant Formation”), which the Ohio Litigation Claimants allege is expressly reserved to each respective Ohio Litigation Claimant under the terms of the specific lease. Prior to the Petition Date, a state court in Ohio granted summary judgment for one of the Ohio Litigation Claimants, TERA, LLC (“TERA”), finding that TERA’s lease did not give the Debtors and other defendants drilling rights to the Point Pleasant Formation and that defendants intentionally trespassed and are liable for conversion and willful trespass damages under Ohio law, TERA, LLC v. Rice Drilling D, LLC, et al., Case No. 17-CV-344 (Court of Common Pleas, Belmont County, Ohio) (the “TERA Case”). In addition to the Point Pleasant Formation drilling dispute, the remaining lawsuits relate to various royalty and drilling issues. A trial on damages in the TERA case was scheduled for December 15, 2020, which was stayed as a result of the bankruptcy and adjourned until May 11, 2021.

The Ohio Litigation Claimants each filed a proof of claim asserting combined damages of approximately $477 million. In addition, a proof of claim has been filed asserting damages of at least $1.75 billion on behalf of an uncertified, putative class in J&R Passmore, LLC, et al., v. Rice Drilling D LLC, et al., Case No. 2:18-cv-1587 (S.D. Ohio, Eastern Division) (“Passmore Litigation”). On February 10, 2021, the Debtors filed a motion with the Bankruptcy Court to strike the class proof of claim [Docket No. 761]. The Ohio Litigation Claimants filed an objection to the Debtors’ motion to strike on February 18, 2021 [Docket No. 787]. On February 12, 2021, the Ohio Litigation Claimants filed their Motion for Certification of Class Proofs of Claim [Docket No. 766].

The Ohio Litigation Claimants allege that the drilling by Gulfport and other defendants into the Point Pleasant Formation is illegal and has continued following the filing of these chapter 11 cases. The Ohio Litigation Claimants have asserted that they will take all actions to which they are legally entitled to stop these actions, which, if successful may have a negative effect on the Debtors’ post-bankruptcy operations and cash flow. The Ohio Litigation Claimants have also asserted that they intend to file administrative expense claims for alleged post-petition harms of no less than approximately $14.4 million (as of January 26, 2021).

The Debtors and other named defendants dispute the allegations in the Ohio Litigation. Further, the Debtors believe that the Ohio Litigation is unlikely to succeed on the merits and that the proffered damages are grossly exaggerated. The Debtors believe the partial summary judgment secured in favor of the plaintiffs in the TERA Case was wrongly decided and intend to appeal.

Even assuming liability and assuming a putative class is certified, the Debtors estimate that the damages, if any, in respect of the claims asserted by the Ohio Litigation Claimants would be immaterial under any outcome in the underlying litigation. The Debtors expressly reserve their rights to object to any purported “class” claim and the individual proofs of claim filed by putative class members on any grounds and reserve all rights regarding all matters described in the foregoing disclosure.

M.	The Midship Adversary Proceeding and Settlement.

Prior to the Petition Date, Gulfport Parent and Midship entered into an agreement for the transportation of natural gas. In June, 2020, Gulfport Parent and Midship amended this agreement to restructure volume requirements and credit assurance terms.

Under the June, 2020, amendment, Gulfport Parent agreed to provide Midship with $32.9 million as a prepayment for reservation charges under the agreement. Thereafter, Gulfport Parent was to provide Midship a $34 million surety bond in exchange for Gulfport Parent being able to reduce the amount of the posted Letter of Credit already in place as credit assurance under the agreement from $75.6 million to $12.2 million.

In accordance with this amendment to the agreement, Gulfport Parent paid Midship the $32.9 million prepayment on September 28, 2020. Notwithstanding this prepayment, while the parties discussed the specifics for effectuating the exchange of the new $34 million surety bond and the corresponding reduction to the Letter of Credit, Midship suddenly instead drew on the full $75.6 million Letter of Credit, in violation of the agreement. Midship claims that it drew down the $75.6 million because Gulfport Parent did not provide a $34 million surety bond by October 1, 2020. The Debtors dispute this claim.

Accordingly, on November 15, 2020, the Debtors commenced an adversary proceeding against Midship (Adv. Proc. No. 20-03465) (the “Midship AP”) by filing a complaint with the Bankruptcy Court (the “Midship Complaint”) [Midship AP Docket No. 1]. The Midship Complaint sought to recover actual damages in the amount of $75.6 million, less any amounts equal to any and all money, obligations, and/or liabilities incurred by Gulfport Parent and owed to Midship, as well as punitive and exemplary damages, on the basis of Midship’s breach of contract, conversion, fraud, negligent misrepresentation, and violation of the automatic stay under section 362 of the Bankruptcy Code, and on the basis of section 542 of the Bankruptcy Code, requiring turnover of the property of the estate.

On November 18, 2020, the Debtors moved for a preliminary injunction in the adversary proceeding [Docket No. 6]. After the filing of the Midship Complaint, the Debtors and Midship engaged in negotiations to resolve the Midship AP. The parties adjourned the hearing on the request for the preliminary injunction and continued negotiations to resolve the Midship AP and reach a new long-term arrangement.

On December 15, 2020, the Debtors and Midship Filed the Joint Motion of Debtors and Midship Pipeline Company, LLC for Entry of an Order (I) Authorizing and Approving Settlement Agreement and (II) Granting Related Relief [Docket No. 442] (the “Midship Settlement Agreement”). The Midship Settlement Agreement includes a revised midstream service agreement with Midship (the “New Gulfport TSA”) and fully resolves the Midship AP. On January 8, 2021, the Bankruptcy Court entered an order approving the Midship Settlement Agreement [Docket No. 589].

N.	The FERC Adversary Proceeding

In the course of the Chapter 11 Cases, the Debtors are seeking to reject, pursuant to section 365 of the Bankruptcy Code and applicable binding Fifth Circuit Court of Appeals precedent, certain negotiated rate firm transportation natural gas transportation service agreements. Rates under these contracts are regulated by the Federal Energy Regulatory Commission (“FERC”).

FERC has maintained that rejection of a FERC-jurisdictional executory contract in bankruptcy abrogates or modifies the rates of that contract and that FERC has ultimate authority to pass judgment on the modification or abrogation of the rates in a FERC-jurisdictional contract through rejection in bankruptcy. The Debtors dispute this view.

Accordingly, on November 15, 2020, the Debtors commenced an adversary proceeding against FERC (Adv. Pro. 20-03464) (the “FERC AP”) by filing a complaint with the Bankruptcy Court (the “FERC Complaint”) [FERC AP Docket No. 1]. The FERC Complaint seeks a declaratory judgment from the Bankruptcy Court that:  (i) the Bankruptcy Court has exclusive jurisdiction—which FERC cannot preempt or negate—over the Debtors’ right to reject the firm transportation agreements under section 365 of the Bankruptcy Code; (ii) the Debtors do not need FERC’s approval or any authorization under the Natural Gas Act to reject the firm transportation agreements under the Bankruptcy Code; and (iii) FERC cannot act under the Natural Gas Act to enforce the Debtors’ obligations or compel the Debtors’ continued performance of any firm transportation agreement for which rejection is approved. In addition, the FERC Complaint seeks preliminary and permanent injunctions enjoining FERC from interfering with the Debtors’ rights to reject the firm transportation agreements pursuant to section 365 of the Bankruptcy Code.

The FERC Complaint also sought entry of a related temporary restraining order against FERC. On November 16, 2020, the Bankruptcy Court denied the Debtors’ request for a temporary restraining order.

O.	The FT Agreement Rejection Motions.

In the period leading up to the Petition Date, the Debtors analyzed their executory contracts and unexpired leases, including negotiated rate, firm natural gas transportation service agreements (the “FT Agreements”), in light of the Debtors’ go-forward business plan. The FT Agreements require the Debtors to pay fixed capacity reservation charges whether or not the Debtors actually ship or receive any benefit from that capacity. In addition, the pricing environment for gas production and the Debtors’ financial condition when the FT Agreements were executed were materially different than they have been recently. Based on recent pricing for natural gas, it is no longer economical for the Debtors to maintain certain of the FT Agreements. As a result of their analysis, the Debtors determined that, in their business judgment, certain of the FT Agreements are unnecessary and burdensome to the Debtors’ estates, and it is in the best interests of their estates to reject those FT Agreements and related contracts effective as of the Petition Date.

On November 15, 2020, the Debtors Filed the Motion of Gulfport Energy Corporation for Entry of an Order (I) Authorizing Rejection of the Negotiated Rate Firm Transportation Agreements with Rockies Express Pipeline LLC and Rover Pipeline, LLC and Related Contracts Effective as of the Petition Date and (II) Granting Related Relief [Docket No. 59] and the Motion of Gulfport Energy Corporation for Entry of an Order (I) Authorizing Rejection of Certain Negotiated Rate Firm Transportation Agreements and Related Contracts Effective as of the Petition Date and (II) Granting Related Relief [Docket No. 58] (collectively, the “FERC Contracts Rejection Motions”). On December 31, 2020, the Debtors Filed the Motion of Gulfport Energy Corporation for Entry of an Order (I) Authorizing Rejection of the Negotiated Rate Firm Transportation Agreement with Enable Gas Transmission Effective as of December 31, 2020 and (II) Granting Related Relief [Docket No. 517] (the “Enable Rejection Motion”).

On December 4, 2020, FERC Filed a limited objection [Docket No. 290] to the FERC Contracts Rejection Motions. On December 7, 2020, a number of objections were Filed by other FT Agreement contract counterparties: (i) Everest Reinsurance Company and Everest National Insurance Company Filed an objection to the FERC Contracts Rejection Motions [Docket No. 299]; (ii) Rover Filed an objection [Docket No. 302]; and (iii) QBE Insurance Corporation Filed a joinder to Rover’s objection [Docket No. 304].

In conjunction with these objections, on December 2, 2020, REX Filed the Motion to Withdraw Reference of the Motion of Gulfport Energy Corporation for Entry of an Order (I) Authorizing Rejection of the Negotiated Rate Firm Transportation Agreements with Rockies Express Pipeline LLC and Rover Pipeline, LLC and Related Contracts Effective as of the Petition Date and (II) Granting Related Relief [Docket No. 274] (the “REX Motion to Withdraw the Reference”). After REX, TC Energy [Docket No. 296] and Rover [Docket No. 301] Filed similar motions to withdraw the reference (together with the REX Motion to Withdraw the Reference, collectively the “Motions to Withdraw Reference”). In response, the Debtors Filed the Debtors’ Objection to Rockies Express Pipeline LLC’s Motion to Withdraw Reference of the Motion of Gulfport Energy Corporation for Entry of an Order (I) Authorizing Rejection of the Negotiated Rate Firm Transportation Agreements with Rockies Express Pipeline LLC and Rover Pipeline, LLC and Related Contracts Effective as of the Petition Date and (II) Granting Related Relief [Docket No. 323] and the Debtors’ Combined Objection to TC Energy’s and Rover Pipeline LLC’s Motions to Withdraw Reference of the Debtors’ Motions for Entry of an Order (I) Authorizing Rejection of Certain Negotiated Rate Firm Transportation Agreement and Related Contracts Effective as of the Petition Date and (II) Granting Related Relief [Docket No. 335]. A hearing on the Motions to Withdraw Reference was held on December 11, 2020. On January 21, 2021, the Bankruptcy Court issued a report and recommendation regarding the Motions to Withdraw Reference and recommended that the District Court (as defined herein) deny the motions in their entirety [Docket No. 661]. On January 21, 2021, the Motions to Withdraw Reference were assigned to United States District Judge Lynn N. Hughes of the United States District Court for the Southern District of Texas (the “District Court”), civil case number 4:21-cv-00232 and remain pending before the District Court as of the date of this Disclosure Statement.

On January 27, 2021, the Debtors and REX Filed the Joint Motion of the Debtors and Rockies Express Pipeline LLC for Entry of an Order (I) Authorizing And Approving Settlement Agreement and (II) Granting Related Relief [Docket No. 701]. On January 28, 2021, the Debtors and REX Filed the Joint Stipulation and Agreed Order By and Among the Debtors and Rockies Express Pipeline LLC Granting Relief From the Automatic Stay [Docket No. 709].

On December 31, 2020, the Debtors Filed the Enable Rejection Motion. The Enable Rejection Motion rejects certain negotiated rate firm natural gas transportation service agreements, the rates, terms, and conditions of which are subject to the FERC Gas Tariff. A hearing is scheduled for the Enable Rejection Motion on March 3, 2021 at 9:30 a.m., prevailing Central Time.

P.	G&P Contract Rejection Motion.

On November 24, 2020, the Debtors Filed the Debtors’ Motion for Entry of an Order (I) Authorizing Rejection of Certain Executory Contracts Effective as of November 23, 2020 and (II) Granting Related Relief [Docket No. 230] (the “G&P Rejection Motion”). These contracts relate to either the gathering for or purchase of gas from the Debtors.

On December 15, 2020, DCP NGL Services, LLC (“DCP”) Filed a limited objection [Docket No. 439], arguing that the G&P Rejection Motion should not be granted on a retroactive basis with respect to Gulfport’s contract with DCP because the Debtors have continued to receive the benefit of this contract subsequent to the Petition Date and the proposed effective date of the G&P Rejection Motion. On January 20, 2021, the Debtors Filed a joint stipulation and agreed order with DCP [Docket No. 646].

IX.	Risk Factors

Holders of Claims should read and consider carefully the risk factors set forth below before voting to accept or reject the Plan. Although there are many risk factors discussed below, these factors should not be regarded as constituting the only risks present in connection with the Debtors’ business or the Plan and its implementation. For additional risk factors that may affect the Debtors’ restructuring, please refer to the Debtors’ publicly available filings with the SEC, including but not limited to the Debtors’ most recent annual form 10-K filed on February 27, 2020 and quarterly form 10-Q filed on November 9, 2020.

THE DEBTORS HAVE PROVIDED THE FOLLOWING RISK FACTOR DESCRIPTIONS TO SATISFY THE DISCLOSURE REQUIREMENTS OF SECTION 1125 OF THE BANKRUPTCY CODE. DISCLOSURE AND DISCUSSION OF ADDITIONAL RISK FACTORS RELATED TO THE DEBTORS’ BUSINESS MAY BE FOUND IN PUBLICLY AVAILABLE SECURITIES FILINGS.

A.	Bankruptcy Law Considerations.

The occurrence or non-occurrence of any or all of the following contingencies, and any others, could affect distributions available to Holders of Allowed Claims and Allowed Interests under the Plan but will not necessarily affect the validity of the vote of the Impaired Classes to accept or reject the Plan or require a re-solicitation of the votes of Holders of Claims in such Impaired Classes.

1.	There Is a Risk of Termination of the Restructuring Support Agreement.

The Restructuring Support Agreement contains provisions that give the Consenting Stakeholders the ability to terminate the Restructuring Support Agreement upon the occurrence of certain events or if certain conditions are not satisfied, including the failure to achieve certain milestones. To the extent that events giving rise to termination of the Restructuring Support Agreement occur, the Restructuring Support Agreement may terminate prior to the Confirmation or Consummation of the Plan, which could result in the loss of support for the Plan by important creditor constituencies. Any such loss of support could adversely affect the Debtors’ ability to confirm and consummate the Plan.

2.	Parties in Interest May Object to the Plan’s Classification of Claims and Interests.

Section 1122 of the Bankruptcy Code provides that a plan may place a claim or an equity interest in a particular class only if such claim or equity interest is substantially similar to the other claims or equity interests in such class. The Debtors believe that the classification of the Claims and Interests under the Plan complies with the requirements set forth in the Bankruptcy Code because the Debtors created Classes of Claims and Interests each encompassing Claims or Interests, as applicable, that are substantially similar to the other Claims or Interests, as applicable, in each such Class. Nevertheless, there can be no assurance that the Bankruptcy Court will reach the same conclusion.

3.	The Conditions Precedent to the Effective Date of the Plan May Not Occur.

As more fully set forth in Article IX of the Plan, the Effective Date of the Plan is subject to a number of conditions precedent. If such conditions precedent are not waived or not met, the Effective Date will not take place.

4.	The Conditions Precedent to Consummation of the Exit Facility May Not Occur.

As more fully set forth in the Exit Facility Documentation, the Exit Facility is subject to a number of conditions precedent. These conditions precedent include, among other things, requirements for leverage and liquidity of the Reorganized Debtors. If these conditions precedent are not satisfied or waived, the Exit Facility may not be consummated, and because consummation of the Exit Facility is itself a condition precedent to the Effective Date, the Effective Date may not take place.

5.	The Bankruptcy Court May Not Grant the Midstream Contract Rejection Motions.

The Bankruptcy Court could deny the Debtors’ motions to reject certain FT Agreements, and because one of the conditions precedent to consummation of the Exit Facility is to permanently reduce their contractual future demand reservation fees by at least 50% of the present value of all such fees owed on October 31, 2020, and reduce the future firm transportation average daily demand reservation volumes by at least 35% of the amount as of October 31, 2020, the Exit Facility may not be consummated. Because consummation of the Exit Facility is itself a condition precedent to the Effective Date, the Effective Date may not take place as a result.

6.	The District Court May Grant the Motions to Withdraw Reference.

The Bankruptcy Court issued a report and recommendation on the Motions to Withdraw Reference. The Bankruptcy Court recommends that the Motions to Withdraw Reference be denied, but the District Court could nonetheless grant the Motions to Withdraw Reference and withdraw the reference with respect to the FERC Contracts Rejection Motions. In the event the District Court withdrew the reference with respect to the FERC Contracts Rejection Motions, the District Court would be the court responsible for hearing the FERC Contracts Rejection Motions. There is no certainty around the timing of the District Court’s ruling on the Motions to Withdraw Reference or the timing of a ruling on the FERC Contracts Rejection Motions in the Bankruptcy Court or the District Court.

7.	The Debtors May Fail to Satisfy Vote Requirements.

If votes are received in number and amount sufficient to enable the Bankruptcy Court to confirm the Plan, the Debtors intend to seek, as promptly as practicable thereafter, Confirmation of the Plan. In the event that sufficient votes are not received, the Debtors may need to seek to confirm an alternative chapter 11 plan or transaction, subject to the terms of the Restructuring Support Agreement. There can be no assurance that the terms of any such alternative chapter 11 plan or other transaction would be similar or as favorable to the Holders of Interests and Claims as those proposed in the Plan, and the Debtors do not believe that any such transaction exists or is likely to exist that would be more beneficial to the Estates or Holders of Claims and Interests than the Plan.

8.	The Debtors May Not Be Able to Secure Confirmation of the Plan.

Section 1129 of the Bankruptcy Code sets forth the requirements for confirmation of a chapter 11 plan, and requires, among other things, a finding by the Bankruptcy Court that:  (a) such plan “does not unfairly discriminate” and is “fair and equitable” with respect to any non-accepting classes; (b) confirmation of such plan is not likely to be followed by a liquidation or a need for further financial reorganization unless such liquidation or reorganization is contemplated by the plan; and (c) the value of distributions to non-accepting holders of claims or equity interests within a particular class under such plan will not be less than the value of distributions such holders would receive if the debtors were liquidated under chapter 7 of the Bankruptcy Code.

There can be no assurance that the requisite acceptances to confirm the Plan will be received. Even if the requisite acceptances are received, there can be no assurance that the Bankruptcy Court will confirm the Plan. A non-accepting Holder of an Allowed Claim or Allowed Interest might challenge either the adequacy of this Disclosure Statement or whether the balloting procedures and voting results satisfy the requirements of the Bankruptcy Code or Bankruptcy Rules. Even if the Bankruptcy Court determines that this Disclosure Statement, the balloting procedures, and voting results are appropriate, the Bankruptcy Court could still decline to confirm the Plan if it finds that any of the statutory requirements for Confirmation are not met. If a chapter 11 plan of reorganization is not confirmed by the Bankruptcy Court, it is unclear whether the Debtors will be able to reorganize their business and what, if anything, Holders of Allowed Interests and Allowed Claims would ultimately receive.

The Debtors, subject to the terms and conditions of the Plan and the Restructuring Support Agreement, reserve the right to modify the terms and conditions of the Plan as necessary for Confirmation. Any such modifications could result in less favorable treatment of any non-accepting Class of Allowed Claims or Allowed Interests, as well as any class junior to such non-accepting class, than the treatment currently provided in the Plan. Such a less favorable treatment could include a distribution of property with a lesser value than currently provided in the Plan or no distribution whatsoever under the Plan.

9.	Nonconsensual Confirmation.

In the event that any impaired class of claims or interests does not accept a chapter 11 plan, a bankruptcy court may nevertheless confirm a plan at the proponents’ request if at least one impaired class (as defined under section 1124 of the Bankruptcy Code) has accepted the plan (with such acceptance being determined without including the vote of any “insider” in such class), and, as to each impaired class that has not accepted the plan, the bankruptcy court determines that the plan “does not discriminate unfairly” and is “fair and equitable” with respect to the dissenting impaired class(es). The Debtors believe that the Plan satisfies these requirements, and the Debtors may request such nonconsensual Confirmation in accordance with subsection 1129(b) of the Bankruptcy Code. Nevertheless, there can be no assurance that the Bankruptcy Court will reach this conclusion. In addition, the pursuit of nonconsensual Confirmation or Consummation of the Plan may result in, among other things, increased expenses relating to professional compensation.

10.	Continued Risk upon Confirmation.

Even if the Plan is consummated, the Debtors will continue to face a number of risks, including certain risks that are beyond their control, such as further deterioration or other changes in economic conditions, changes in the industry, potential revaluing of their assets due to chapter 11 proceedings, changes in demand for oil and natural gas, and increasing expenses. See Article IX.C of this Disclosure Statement, entitled “Risks Related to the Debtors’ and the Reorganized Debtors’ Businesses.” Some of these concerns and effects typically become more acute when a case under the Bankruptcy Code continues for a protracted period without indication of how or when the case may be completed. As a result of these risks and others, there is no guarantee that a chapter 11 plan of reorganization reflecting the Plan will achieve the Debtors’ stated goals.

In addition, at the outset of the Chapter 11 Cases, the Bankruptcy Code provides the Debtors with the exclusive right to propose the Plan and prohibits creditors and others from proposing a plan. The Debtors will have retained the exclusive right to propose the Plan upon filing their Petitions. If the Bankruptcy Court terminates that right, however, or the exclusivity period expires, there could be a material adverse effect on the Debtors’ ability to achieve confirmation of the Plan in order to achieve the Debtors’ stated goals.

Further, even if the Debtors’ debts are reduced and/or discharged through the Plan, the Debtors may need to raise additional funds through public or private debt or equity financing or other various means to fund the Debtors’ businesses after the completion of the proceedings related to the Chapter 11 Cases. Adequate funds may not be available when needed or may not be available on favorable terms.

11.	The Chapter 11 Cases May Be Converted to Cases under Chapter 7 of the Bankruptcy Code.

If the Bankruptcy Court finds that it would be in the best interest of creditors and/or the debtor in a chapter 11 case, the Bankruptcy Court may convert a chapter 11 bankruptcy case to a case under chapter 7 of the Bankruptcy Code. In such event, a chapter 7 trustee would be appointed or elected to liquidate the debtor’s assets for distribution in accordance with the priorities established by the Bankruptcy Code. The Debtors believe that liquidation under chapter 7 would result in significantly smaller distributions being made to creditors than those provided for in a chapter 11 plan because of (a) the likelihood that the assets would have to be sold or otherwise disposed of in a disorderly fashion over a short period of time, rather than reorganizing or selling the business as a going concern at a later time in a controlled manner, (b) additional administrative expenses involved in the appointment of a chapter 7 trustee, and (c) additional expenses and Claims, some of which would be entitled to priority, would be generated during the liquidation, including Claims resulting from the rejection of Unexpired Leases and other Executory Contracts in connection with cessation of operations.

12.	The Debtors May Object to the Amount or Classification of a Claim.

Except as otherwise provided in the Plan or the Restructuring Support Agreement, the Debtors reserve the right to object to the amount or classification of any Claim under the Plan, subject to the terms of the Restructuring Support Agreement. The estimates set forth in this Disclosure Statement cannot be relied upon by any Holder of a Claim where such Claim is subject to an objection. Any Holder of a Claim that is subject to an objection thus may not receive its expected share of the estimated distributions described in this Disclosure Statement.

13.	Risk of Non-Occurrence of the Effective Date.

Although the Debtors believe that the Effective Date may occur quickly after the Confirmation Date, there can be no assurance as to such timing or as to whether the Effective Date will, in fact, occur.

14.	Contingencies Could Affect Votes of Impaired Classes to Accept or Reject the Plan.

The distributions available to Holders of Allowed Claims under the Plan can be affected by a variety of contingencies, including, without limitation, whether the Bankruptcy Court orders certain Allowed Claims to be subordinated to other Allowed Claims.

The estimated Claims and creditor recoveries set forth in this Disclosure Statement are based on various assumptions, and the actual Allowed amounts of Claims may significantly differ from the estimates. Should one or more of the underlying assumptions ultimately prove to be incorrect, the actual Allowed amounts of Claims may vary from the estimated Claims contained in this Disclosure Statement. Moreover, the Debtors cannot determine with any certainty at this time, the number or amount of Claims that will ultimately be Allowed. Such differences may materially and adversely affect, among other things, the percentage recoveries to Holders of Allowed Claims under the Plan.

15.	Releases, Injunctions, and Exculpations Provisions May Not Be Approved.

Article VIII of the Plan provides for certain releases, injunctions, and exculpations, including a release of liens and third-party releases that may otherwise be asserted against the Debtors, Reorganized Debtors, or Released Parties, as applicable. The releases, injunctions, and exculpations provided in the Plan are subject to objection by parties in interest and may not be approved. If the releases are not approved, certain Released Parties may withdraw their support for the Plan.

The releases provided to the Released Parties and the exculpation provided to the Exculpated Parties are necessary to the success of the Debtors’ reorganization because the Released Parties and Exculpated Parties have made significant contributions to the Debtors’ reorganization efforts and have agreed to make further contributions, but only if they receive the full benefit of the Plan’s release and exculpation provisions. The Plan’s release and exculpation provisions are an inextricable component of the Plan and the significant deleveraging and financial benefits that they embody.

B.	Risks Related to Recoveries Under the Plan.

1.	The Reorganized Debtors May Not Be Able to Achieve Their Projected Financial Results.

The Reorganized Debtors may not be able to achieve their projected financial results. The Financial Projections set forth in this Disclosure Statement represent the Debtors’ management team’s best estimate of the Debtors’ future financial performance, which is necessarily based on certain assumptions regarding the anticipated future performance of the Reorganized Debtors’ operations, as well as the United States and world economies in general, and the industry segments in which the Debtors operate in particular. While the Debtors believe that the Financial Projections contained in this Disclosure Statement are reasonable, there can be no assurance that they will be realized. If the Debtors do not achieve their projected financial results, the value of the New Common Stock and New Preferred Stock may be negatively affected and the Debtors may lack sufficient liquidity to continue operating as planned after the Effective Date. Moreover, the financial condition and results of operations of the Reorganized Debtors from and after the Effective Date may not be comparable to the financial condition or results of operations reflected in the Debtors’ historical financial statements.

2.	The New Common Stock and New Preferred Stock is Subject to Dilution.

The ownership percentage represented by the New Common Stock and New Preferred Stock distributed on the Effective Date under the Plan will be subject to dilution from the Management Incentive Plan or other securities that may be issued post-emergence.

3.	Certain Tax Implications of the Plan.

Holders of Allowed Claims should carefully review Article XII of this Disclosure Statement, entitled “Certain United States Federal Income Tax Consequences of the Plan,” to determine how the tax implications of the Plan and the Chapter 11 Cases may adversely affect the Reorganized Debtors and Holders of certain Claims.

4.	The Debtors May Not Be Able to Accurately Report Their Financial Results.

The Debtors have established internal controls over financial reporting. However, internal controls over financial reporting may not prevent or detect misstatements or omissions in the Debtors’ financial statements because of their inherent limitations, including the possibility of human error, and the circumvention or overriding of controls or fraud. Therefore, even effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. If the Debtors fail to maintain the adequacy of their internal controls, the Debtors may be unable to provide financial information in a timely and reliable manner within the time periods required for the Debtors’ financial reporting under SEC rules and regulations and the terms of the agreements governing the Debtors’ indebtedness. Any such difficulties or failure could materially adversely affect the Debtors’ business, results of operations, and financial condition. Further, the Debtors may discover other internal control deficiencies in the future and/or fail to adequately correct previously identified control deficiencies, which could materially adversely affect the Debtors’ business, results of operations, and financial condition.

5.	A Liquid Trading Market for the Shares of New Common Stock May Not Develop.

Although the Debtors and the Reorganized Debtors may apply to relist the New Common Stock on a national securities exchange (subject to the terms of the Restructuring Support Agreement), the Debtors make no assurance that they will be able to obtain this listing or, even if the Debtors do, that liquid trading markets for shares of New Common Stock will develop. The liquidity of any market for shares of New Common Stock will depend upon, among other things, the number of holders of shares of New Common Stock, the Reorganized Debtors’ financial performance, and the market for similar securities, none of which can be determined or predicted. Accordingly, there can be no assurance that an active trading market for the New Common Stock will develop, nor can any assurance be given as to the liquidity or prices at which such securities might be traded. In the event an active trading market does not develop, the ability to transfer or sell New Common Stock may be substantially limited.

6.	The Trading Price for the Shares of New Common Stock May Be Depressed Following the Effective Date.

Assuming that the Effective Date occurs, shares of New Common Stock and New Preferred Stock will be issued to Holders of certain Classes of Claims. Following the Effective Date of the Plan, shares of New Common Stock and New Preferred Stock may be sold to satisfy withholding tax requirements, to the extent necessary to fund such requirements. In addition, Holders of Claims and Interests that receive shares of New Common Stock or New Preferred Stock may seek to sell such securities in an effort to obtain liquidity. These sales and the volume of New Common Stock and New Preferred Stock available for trading could cause the trading price for the shares of New Common Stock or New Preferred Stock to be depressed, particularly in the absence of an established trading market for the New Common Stock and New Preferred Stock.

7.	Certain Holders of New Common Stock May be Restricted in their Ability to Transfer or Sell their Securities.

The recipients of shares of New Common Stock to holders who are deemed “underwriters” as defined in section 1145(b) of the Bankruptcy Code (which includes affiliates of the Reorganized Debtors) will be restricted in their ability to transfer or sell their securities. In addition, securities issued under the Plan not under section 1145 of the Bankruptcy Code but pursuant to exemptions from registration under the Securities Act will also be subject to restrictions on resale. Holders of shares of New Common Stock subject to restrictions on resale will be permitted to transfer or sell such securities only pursuant to the provisions of Rule 144 under the Securities Act, if available, or another available exemption from the registration requirements of the Securities Act, or registration under the Securities Act of such shares of New Common Stock. These restrictions may adversely impact the value of the New Common Stock and make it more difficult for such persons to dispose of their securities, or to realize value on such securities, at a time when they wish to do so. See Article XI to this Disclosure Statement, entitled “Certain Securities Law Matters.”

C.	Risks Related to the Debtors’ and the Reorganized Debtors’ Businesses.

1.	The Reorganized Debtors May Not Be Able to Generate Sufficient Cash to Service All of Their Indebtedness.

The Reorganized Debtors’ ability to make scheduled payments on, or refinance their debt obligations, depends on the Reorganized Debtors’ financial condition and operating performance, which are subject to prevailing economic, industry, and competitive conditions and to certain financial, business, legislative, regulatory, and other factors beyond the Reorganized Debtors’ control. The Reorganized Debtors may be unable to maintain a level of cash flow from operating activities sufficient to permit the Reorganized Debtors to pay the principal, premium, if any, and interest on their indebtedness, including, without limitation, potential borrowings under the Exit Facility upon emergence.

2.	The Debtors Will Be Subject to the Risks and Uncertainties Associated with the Chapter 11 Cases.

For the duration of the Chapter 11 Cases, the Debtors’ ability to operate, develop, and execute a business plan, and continue as a going concern, will be subject to the risks and uncertainties associated with bankruptcy. These risks include the following: the (a) ability to develop, confirm, and consummate the Restructuring Transactions specified in the Plan; (b) ability to obtain Bankruptcy Court approval with respect to motions Filed in the Chapter 11 Cases from time to time; (c) ability to maintain relationships with suppliers, vendors, service providers, customers, employees, and other third parties; (d) ability to maintain contracts that are critical to the Debtors’ operations; (e) ability of third parties to seek and obtain Bankruptcy Court approval to terminate contracts and other agreements with the Debtors; (f) ability of third parties to seek and obtain Bankruptcy Court approval to terminate or shorten the exclusivity period for the Debtors to propose and confirm a chapter 11 plan, to appoint a chapter 11 trustee, or to convert the Chapter 11 Cases to chapter 7 proceedings; and (g) actions and decisions of the Debtors’ creditors and other third parties who have interests in the Chapter 11 Cases that may be inconsistent with the Debtors’ plans.

These risks and uncertainties could affect the Debtors’ businesses and operations in various ways. For example, negative events associated with the Chapter 11 Cases could adversely affect the Debtors’ relationships with suppliers, service providers, customers, employees, and other third parties, which in turn could adversely affect the Debtors’ operations and financial condition. Also, the Debtors will need the prior approval of the Bankruptcy Court for transactions outside the ordinary course of business, which may limit the Debtors’ ability to respond timely to certain events or take advantage of certain opportunities. Because of the risks and uncertainties associated with the Chapter 11 Cases, the Debtors cannot accurately predict or quantify the ultimate impact of events that occur during the Chapter 11 Cases that may be inconsistent with the Debtors’ plans.

3.	Operating in Bankruptcy for a Long Period of Time May Harm the Debtors’ Businesses.

The Debtors’ future results will be dependent upon the successful confirmation and implementation of a plan of reorganization. A long period of operations under Bankruptcy Court protection could have a material adverse effect on the Debtors’ businesses, financial condition, results of operations, and liquidity.  So long as the proceedings related to the Chapter 11 Cases continue, senior management will be required to spend a significant amount of time and effort dealing with the reorganization instead of focusing exclusively on business operations. A prolonged period of operating under Bankruptcy Court protection also may make it more difficult to retain management and other key personnel necessary to the success and growth of the Debtors’ businesses. In addition, the longer the proceedings related to the Chapter 11 Cases continue, the more likely it is that customers and suppliers will lose confidence in the Debtors’ ability to reorganize their businesses successfully and will seek to establish alternative commercial relationships.

So long as the proceedings related to the Chapter 11 Cases continue, the Debtors will be required to incur substantial costs for professional fees and other expenses associated with the administration of the Chapter 11 Cases.

Further, the Debtors cannot predict the ultimate amount of all settlement terms for the liabilities that will be subject to a plan of reorganization.  Even after a plan of reorganization is approved and implemented, the Reorganized Debtors’ operating results may be adversely affected by the possible reluctance of prospective lenders and other counterparties to do business with a company that recently emerged from bankruptcy protection.

4.	Financial Results May Be Volatile and May Not Reflect Historical Trends.

The Financial Projections attached hereto as Exhibit C are based on assumptions that are an integral part of the projections, including Confirmation and Consummation of the Plan in accordance with its terms, the anticipated future performance of the Debtors, industry performance, general business and economic conditions, and other matters, many of which are beyond the control of the Debtors and some or all of which may not materialize.

In addition, unanticipated events and circumstances occurring after the date hereof may affect the actual financial results of the Debtors’ operations. These variations may be material and may adversely affect the value of the New Common Stock, the New Preferred Stock, and the ability of the Debtors to make payments with respect to their indebtedness. Because the actual results achieved may vary from projected results, perhaps significantly, the Financial Projections should not be relied upon as a guarantee or other assurance of the actual results that will occur.

Further, during the Chapter 11 Cases, the Debtors expect that their financial results will continue to be volatile as restructuring activities and expenses, contract terminations and rejections, and claims assessments significantly impact the Debtors’ consolidated financial statements. As a result, the Debtors’ historical financial performance likely will not be indicative of their financial performance after the Petition Date. In addition, if the Debtors emerge from the Chapter 11 Cases, the amounts reported in subsequent consolidated financial statements may materially change relative to historical consolidated financial statements, including as a result of revisions to the Debtors’ operating plans pursuant to a plan of reorganization. The Debtors also may be required to adopt fresh start accounting, in which case their assets and liabilities will be recorded at fair value as of the fresh start reporting date, which may differ materially from the recorded values of assets and liabilities on the Debtors’ consolidated balance sheets. The Debtors’ financial results after the application of fresh start accounting also may be different from historical trends.

Lastly, the business plan was developed by the Debtors with the assistance of their advisors. There can be no assurances that the Debtors’ business plan will not change, perhaps materially, as a result of decisions that the board of directors may make after fully evaluating the strategic direction of the Debtors and their business plan. Any deviations from the Debtors’ existing business plan would necessarily cause a deviation.

5.	The Debtors’ Substantial Liquidity Needs May Impact Revenue.

The Debtors operate in a capital-intensive industry. If the Debtors’ cash flow from operations remains depressed or decreases as a result of low commodity prices, decreased E&P sector capital expenditures, or otherwise, the Debtors may not have the ability to expend the capital necessary to improve or maintain their current operations, resulting in decreased revenues over time.

The Debtors face uncertainty regarding the adequacy of their liquidity and capital resources. In addition to the cash necessary to fund ongoing operations, the Debtors have incurred significant professional fees and other costs in connection with preparing for the Chapter 11 Cases and expect to continue to incur significant professional fees and costs throughout the Chapter 11 Cases. The Debtors cannot guarantee that cash on hand and cash flow from operations will be sufficient to continue to fund their operations and allow the Debtors to satisfy obligations related to the Chapter 11 Cases until the Debtors are able to emerge from bankruptcy protection.

The Debtors’ liquidity, including the ability to meet ongoing operational obligations, will be dependent upon, among other things: (a) their ability to comply with the terms and condition of the DIP Orders; (b) their ability to maintain adequate cash on hand; (c) their ability to develop, confirm, and consummate a chapter 11 plan or other alternative restructuring transaction; and (d) the cost, duration, and outcome of the Chapter 11 Cases. In the event that cash on hand, cash flow from operations, and cash provided through access to cash collateral are not sufficient to meet the Debtors’ liquidity needs, the Debtors may be required to seek additional financing. The Debtors can provide no assurance that additional financing would be available or, if available, offered to the Debtors on acceptable terms. The Debtors’ access to additional financing is, and for the foreseeable future likely will continue to be, extremely limited if it is available at all. In addition, the Debtors’ ability to consummate the Plan is dependent on, among other things, their ability to satisfy the conditions precedent to the Exit Facility. The Debtors can provide no assurance that such conditions will be satisfied. The Debtors’ long-term liquidity requirements and the adequacy of their capital resources are difficult to predict at this time.

6.	Oil and Natural Gas Prices Are Volatile, and Continued Low Oil or Natural Gas Prices Could Materially Adversely Affect the Debtors’ Businesses, Results of Operations, and Financial Condition.

The Debtors’ revenues and profitability and the value of the Debtors’ properties substantially depend on prevailing oil and natural gas prices. In short, the Debtors face a high level of exposure to oil and natural gas price swings. Oil and natural gas are commodities, and therefore, their prices are subject to wide fluctuations in response to changes in supply and demand and are subject to both short- and long-term cyclical trends. Oil and natural gas prices historically have been volatile and are likely to continue to be volatile in the future, especially given current economic and geopolitical conditions. The prices for oil and natural gas are subject to a variety of factors beyond the Debtors’ control, such as:

●	the current uncertainty in the global economy;

●	changes in global supply and demand for oil and natural gas;

●	the condition of the United States and global economies;

●	the actions of certain foreign countries;

●	the price and quantity of imports of foreign oil and natural gas;

●	political conditions, including embargoes, war or civil unrest in or affecting other oil producing activities of certain countries;

●	the level of global oil and natural gas exploration and production activity;

●	the level of global oil and natural gas inventories;

●	production or pricing decisions made by OPEC;

●	weather conditions;

●	technological advances affecting energy consumption; and

●	the price and availability of alternative fuels.

As set forth in Article II of this Disclosure Statement, in early 2020, the continued spread of COVID-19 caused oil and gas prices to suffer. Subsequently, in March 2020, a breakdown in dialogue between OPEC and Russia over proposed oil production cuts in the midst of the COVID-19 pandemic caused oil and gas prices to fall to their lowest levels in nearly twenty years. It is impossible to tell with certainty whether a deal will be reached regarding production levels and whether such a deal would ultimately correct commodity prices. Further, it is impossible to tell with certainty how, or to what degree, the COVID-19 pandemic will affect the macro-economy and commodity prices in the long term.

Continued volatility or weakness in oil and natural gas prices (or the perception that oil and natural gas prices will remain depressed) generally leads to decreased upstream spending, which in turn negatively affects demand for the Debtors’ services. A sustained decline in oil or natural gas prices may materially and adversely affect the Debtors’ future business, financial condition, results of operations, liquidity or ability to finance planned capital expenditures. As a result, if there is a further decline or sustained depression in commodity prices, the Debtors may, among other things, be unable to maintain or increase their borrowing capacity, meet their debt obligations or other financial commitments, or obtain additional capital, all of which could materially adversely affect the Debtors’ businesses, results of operations, and financial condition.

7.	The Debtors’ Operations May Be Impacted by the Continuing COVID-19 Pandemic.

The continued spread of COVID-19 could have a significant impact on the Debtors’ business, both in the context of consumer demand and production capacity. On a macro level, this pandemic could dampen global growth and ultimately lead to a greater economic recession than already exists. If this occurs, demand for oil and natural gas would likely decline, as would commodity prices generally. Such a scenario would negatively impact the Debtors’ financial performance. In addition, government lockdowns and employee infections could both inhibit the Debtors’ ability to extract and transport their hydrocarbon production. This diminished production capacity would negatively affect the Debtors’ financial performance.

8.	The Debtors’ Business is Subject to Complex Laws and Regulations That Can Adversely Affect the Cost, Manner, or Feasibility of Doing Business.

The Debtors’ operations are subject to extensive federal, state, and local laws and regulations, including complex environmental laws and occupational health and safety laws. The Debtors may be required to make large expenditures to comply with such regulations. Failure to comply with these laws and regulations may result in the suspension or termination of operations and subject the Debtors to administrative, civil and criminal penalties. Additionally, in recent years, the practice of hydraulic fracturing has come under increased scrutiny by the environmental community. The Debtors’ operations create the risk of environmental liabilities to the government or third parties for any unlawful discharge of oil, gas, or other pollutants into the air, soil, or water. In the event of environmental violations, the Reorganized Debtors may be charged with remedial costs and land owners may file claims for alternative water supplies, property damage, or bodily injury. Laws and regulations protecting the environment have become more stringent in recent years, and may, in some circumstances, result in liability for environmental damage regardless of negligence or fault. In addition, pollution and similar environmental risks generally are not fully insurable. These liabilities and costs could have a material adverse effect on the business, financial condition, results of operations, and cash flows of the Reorganized Debtors.

9.	The Reorganized Debtors May Be Adversely Affected by Potential Litigation, Including Litigation Arising Out of the Chapter 11 Cases.

In the future, the Reorganized Debtors may become parties to litigation. In general, litigation can be expensive and time consuming to bring or defend against. Such litigation could result in settlements or damages that could significantly affect the Reorganized Debtors’ financial results. It is also possible that certain parties will commence litigation with respect to the treatment of their Claims or Interests under the Plan. It is not possible to predict the potential litigation that the Reorganized Debtors may become party to, nor the final resolution of such litigation. The impact of any such litigation on the Reorganized Debtors’ businesses and financial stability, however, could be material.

10.	The Loss of Key Personnel Could Adversely Affect the Debtors’ Operations.

The Debtors’ operations are dependent on a relatively small group of key management personnel and a highly-skilled employee base. The Debtors’ recent liquidity issues and the Chapter 11 Cases have created distractions and uncertainty for key management personnel and employees. As a result, the Debtors have experienced, and may continue to experience, increased levels of employee attrition. Because competition for experienced personnel can be significant, the Debtors may be unable to find acceptable replacements with comparable skills and experience and the loss of such key management personnel could adversely affect the Debtors’ ability to operate their businesses. In addition, a loss of key personnel or material erosion of employee morale could have a material adverse effect on the Debtors’ ability to meet expectations, thereby adversely affecting the Debtors’ businesses and the results of operations.

X.	Confirmation Of The Plan

A.	The Confirmation Hearing.

Section 1128(a) of the Bankruptcy Code requires the Bankruptcy Court to hold a hearing on confirmation of the Plan and recognizes that any party in interest may object to confirmation of the Plan. The Confirmation Hearing is currently scheduled for April 7, 2021, at 1:00 p.m., prevailing Central Time. The Confirmation Hearing may, however, be continued or adjourned from time to time without further notice to parties in interest other than an adjournment announced in open court or a notice of adjournment Filed with the Bankruptcy Court and served in accordance with the Bankruptcy Rules. Subject to section 1127 of the Bankruptcy Code and the Restructuring Support Agreement, the Plan may be modified, if necessary, prior to, during, or as a result of the Confirmation Hearing, without further notice to parties in interest.

Additionally, section 1128(b) of the Bankruptcy Code provides that a party in interest may object to confirmation. The deadline to object to confirmation is currently March 29, 2021 at 4:00 p.m. (prevailing Central Time). An objection to confirmation of the Plan must be Filed with the Bankruptcy Court and served on the Debtors and certain other parties in interest in accordance with the Bankruptcy Court’s order so that the objection is actually received on or before the deadline to File such objections as set forth therein.

B.	Purpose of the Confirmation Hearing.

The confirmation of a plan of reorganization by a bankruptcy court binds the debtor, any issuer of securities under a plan of reorganization, any person acquiring property under a plan of reorganization, any creditor or equity interest holder of a debtor, and any other person or entity as may be ordered by the bankruptcy court in accordance with the applicable provisions of the Bankruptcy Code. Subject to certain limited exceptions, the order issued by the bankruptcy court confirming a plan of reorganization discharges a debtor from any debt that arose before the confirmation of such plan of reorganization and provides for the treatment of such debt in accordance with the terms of the confirmed plan of reorganization.

C.	Confirmation Requirements.

Among the requirements for confirmation of a plan pursuant to section 1129 of the Bankruptcy Code are: (1) the plan is accepted by all impaired classes of claims or interests,35 or if rejected by an impaired class, the plan “does not discriminate unfairly” and is “fair and equitable” as to the rejecting impaired class; (2) the plan is feasible; and (3) the plan is in the “best interests” of holders of claims or interests.

At the Confirmation Hearing, the Bankruptcy Court will determine whether the Plan satisfies all of the requirements of section 1129 of the Bankruptcy Code. The Debtors believe that: (1) the Plan satisfies, or will satisfy, all of the necessary statutory requirements of chapter 11 for plan confirmation; (2) the Debtors have complied, or will have complied, with all of the necessary requirements of chapter 11 for plan confirmation; and (3) the Plan has been proposed in good faith.

D.	Feasibility.

Section 1129(a)(11) of the Bankruptcy Code requires that confirmation of a plan of reorganization is not likely to be followed by the liquidation, or the need for further financial reorganization of the debtor, or any successor to the debtor (unless such liquidation or reorganization is proposed in such plan of reorganization).

To determine whether the Plan meets this feasibility requirement, the Debtors, with the assistance of their advisors, have analyzed their ability to meet their respective obligations under the Plan. As part of this analysis, the Debtors have prepared their projected consolidated balance sheet, income statement, and statement of cash flows (the “Financial Projections”). Creditors and other interested parties should review Article IX of this Disclosure Statement, entitled “Risk Factors,” for a discussion of certain factors that may affect the future financial performance of the Reorganized Debtors.

[35]	A class of claims is “impaired” within the meaning of section 1124 of the Bankruptcy Code unless the plan (a) leaves unaltered the legal, equitable and contractual rights to which the claim or equity interest entitles the holder of such claim or equity interest or (b) cures any default, reinstates the original terms of such obligation, compensates the holder for certain damages or losses, as applicable, and does not otherwise alter the legal, equitable, or contractual rights to which such claim or equity interest entitles the holder of such claim or equity interest.

The Financial Projections are attached hereto as Exhibit C and incorporated herein by reference. Based upon the Financial Projections, the Debtors believe that they will be a viable operation following the Chapter 11 Cases and that the Plan will meet the feasibility requirements of the Bankruptcy Code.

E.	Acceptance by Impaired Classes.

The Bankruptcy Code requires, as a condition to confirmation, except as described in the following section, that each Impaired Class of Claims or Interests accept the plan. A class that is not “impaired” under a plan is deemed to have accepted the plan and, therefore, solicitation of acceptances with respect to such a class is not required.

Section 1126(c) of the Bankruptcy Code defines acceptance of a plan by a class of impaired claims as acceptance by holders of at least two-thirds in dollar amount and more than one-half in a number of allowed claims in that class, counting only those claims that have actually voted to accept or to reject the plan. Thus, a class of Claims will have voted to accept the Plan only if two-thirds in amount and a majority in number of the Allowed Claims in such class that actually vote on the Plan cast their ballots in favor of acceptance.

Section 1126(d) of the Bankruptcy Code defines acceptance of a plan by a class of impaired equity interests as acceptance by holders of at least two-thirds in amount of allowed interests in that class, counting only those interests that have actually voted to accept or to reject the plan. Thus, a Class of Interests will have voted to accept the Plan only if two-thirds in amount of the Allowed Interests in such class that actually vote on the Plan cast their ballots in favor of acceptance.

Pursuant to Section III.E of the Plan, if a Class contains Claims or Interests eligible to vote and no Holders of Claims or Interests eligible to vote in such Class vote to accept or reject the Plan, the Holders of such Claims or Interests in such Class shall be deemed to have accepted the Plan.

F.	Confirmation Without Acceptance by All Impaired Classes.

Section 1129(b) of the Bankruptcy Code allows a bankruptcy court to confirm a plan even if all impaired classes have not accepted it, provided that the plan has been accepted by at least one impaired class of claims. Pursuant to section 1129(b) of the Bankruptcy Code, notwithstanding an impaired class’s rejection or deemed rejection of the plan, the plan will be confirmed, at the plan proponent’s request, in a procedure commonly known as a “cramdown” so long as the plan does not “discriminate unfairly” and is “fair and equitable” with respect to each class of claims or equity interests that is impaired under, and has not accepted, the plan.

If any Impaired Class rejects the Plan, the Debtors reserve the right to seek to confirm the Plan utilizing the “cramdown” provision of section 1129(b) of the Bankruptcy Code. To the extent that any Impaired Class rejects the Plan or is deemed to have rejected the Plan, the Debtors may request confirmation of the Plan, as it may be modified from time to time, under section 1129(b) of the Bankruptcy Code. The Debtors reserve the right to alter, amend, modify, revoke, or withdraw the Plan or any Plan Supplement document, including the right to amend or modify the Plan or any Plan Supplement document to satisfy the requirements of section 1129(b) of the Bankruptcy Code.

1.	No Unfair Discrimination.

The “unfair discrimination” test applies to classes of claims or interests that are of equal priority and are receiving different treatment under a plan. The test does not require that the treatment be the same or equivalent, but that treatment be “fair.” In general, bankruptcy courts consider whether a plan discriminates unfairly in its treatment of classes of claims or interests of equal rank (e.g., classes of the same legal character). Bankruptcy courts will take into account a number of factors in determining whether a plan discriminates unfairly. A plan could treat two classes of similarly situated creditors differently without unfairly discriminating against either class.

2.	Fair and Equitable Test.

The “fair and equitable” test applies to classes of different priority and status (e.g., secured versus unsecured) and includes the general requirement that no class of claims receives more than 100 percent of the amount of the allowed claims in the class. As to the dissenting class, the test sets different standards depending upon the type of claims or equity interests in the class.

The Debtors submit that if the Debtors “cramdown” the Plan pursuant to section 1129(b) of the Bankruptcy Code, the Plan is structured so that it does not “discriminate unfairly” and satisfies the “fair and equitable” requirement. With respect to the unfair discrimination requirement, all Classes under the Plan are provided treatment that is substantially equivalent to the treatment that is provided to other Classes that have equal rank. With respect to the fair and equitable requirement, no Class under the Plan will receive more than 100 percent of the amount of Allowed Claims or Interests in that Class. The Debtors believe that the Plan and the treatment of all Classes of Claims or Interests under the Plan satisfy the foregoing requirements for nonconsensual Confirmation of the Plan.

G.	Valuation Analysis.

The Plan provides for Holders of Claims in Classes 4A, 4B, 5A, and 5B to receive shares of New Common Stock in the Reorganized Debtors, upon Consummation of the Plan. Accordingly, PWP performed an analysis of the estimated implied value of the Debtors on a going-concern basis as of December 28, 2020 (the “Valuation Analysis”) at the Debtors’ request. Based on the Valuation Analysis which is attached hereto as Exhibit D, the Reorganized Debtors will have an implied equity value at emergence of approximately $600 million at the midpoint.

The Valuation Analysis, including the procedures followed, assumptions made, qualifications, and limitations on review undertaken, should be read in conjunction with Article IX of this Disclosure Statement entitled “Risk Factors.” The Valuation Analysis performed by PWP is based on data and information as of December 28, 2020. PWP makes no representations as to changes to such data and information that may have occurred since the date of the Valuation Analysis.

THE VALUATION ANALYSIS REPRESENTS A HYPOTHETICAL VALUATION OF THE REORGANIZED DEBTORS AND THEIR ASSETS AND BUSINESSES, WHICH ASSUMES THAT THE REORGANIZED DEBTORS CONTINUE AS AN OPERATING BUSINESS IN SUBSTANTIALLY THE SAME CORPORATE STRUCTURE. THE ESTIMATED VALUE SET FORTH IN THE VALUATION ANALYSIS DOES NOT PURPORT TO CONSTITUTE AN APPRAISAL OR NECESSARILY REFLECT THE ACTUAL MARKET VALUE THAT MIGHT BE REALIZED THROUGH A SALE OR LIQUIDATION OF THE REORGANIZED DEBTORS, THEIR SECURITIES OR THEIR ASSETS, WHICH MAY BE MATERIALLY DIFFERENT THAN THE ESTIMATES SET FORTH IN THE VALUATION ANALYSIS. ACCORDINGLY, SUCH ESTIMATED VALUE IS NOT NECESSARILY INDICATIVE OF THE PRICES AT WHICH ANY SECURITIES OF THE REORGANIZED DEBTORS MAY TRADE AFTER GIVING EFFECT TO THE RESTRUCTURING TRANSACTIONS SET FORTH IN THE PLAN. ANY SUCH PRICES MAY BE MATERIALLY DIFFERENT THAN INDICATED BY THE VALUATION ANALYSIS.

H.	Best Interests of Creditors/Liquidation Analysis.

The Debtors believe that the Plan provides Holders of Allowed Claims and Interests the same or greater recovery as would be achieved if the Debtors were to liquidate under chapter 7 of the Bankruptcy Code. This belief is based on a number of considerations, including: (a) that the Debtors’ primary assets likely would have to be sold on a piecemeal basis in a chapter 7 liquidation; (b) the additional Administrative Claims that would be incurred if the cases were converted to a chapter 7 along with the other costs associated therewith; and (c) that there would not be a robust market to liquidate the Debtors’ assets and services.

The Debtors, with the assistance of their restructuring advisor, Alvarez & Marsal North America, LLC, have prepared an unaudited liquidation analysis, which is attached hereto as Exhibit E (the “Liquidation Analysis”), to assist Holders of Claims and Interests in evaluating the Plan. The Liquidation Analysis compares the projected recoveries that would result from the liquidation of the Debtors in a hypothetical case under chapter 7 of the Bankruptcy Code with the estimated distributions to Holders of Allowed Claims and Interests under the Plan. The Liquidation Analysis is based on the value of the Debtors’ assets and liabilities as of a certain date and incorporates various estimates and assumptions, including a hypothetical conversion to a chapter 7 liquidation as of a certain date. Further, the Liquidation Analysis is subject to potentially material changes, including with respect to economic and business conditions as well as legal rulings. Therefore, the actual liquidation value of the Debtors could vary materially from the estimate provided in the Liquidation Analysis.

I.	Financial Information and Projections.

In connection with planning and developing the Plan, the Debtors, with the assistance of their advisors, prepared the Financial Projections for fiscal years 2021 through 2025, which are attached hereto as Exhibit C, including management’s assumptions related thereto. For purposes of the Financial Projections, the Debtors have assumed an illustrative emergence date of April 30, 2021. The Financial Projections assume that the Plan will be implemented in accordance with its stated terms. The Debtors are unaware of any circumstances as of the date of this Disclosure Statement that would require the re-forecasting of the Financial Projections due to a material change in the Debtors’ prospects.

The Financial Projections are based on forecasts of key economic variables and may be significantly impacted by, among other factors, changes in the competitive environment, regulatory changes, and/or a variety of other factors, including the factors listed in this Disclosure Statement. Accordingly, the estimates and assumptions underlying the Financial Projections are inherently uncertain and are subject to significant business, economic, and competitive uncertainties. Therefore, such projections, estimates, and assumptions are not necessarily indicative of current values or future performance, which may be significantly less or more favorable than set forth herein. The Financial Projections should be read in conjunction with the assumptions, qualifications, and explanations set forth in this Disclosure Statement.

J.	Additional Information Regarding this Disclosure Statement and Plan.

If you have any questions regarding this Disclosure Statement or the Plan, please contact the Debtors’ Claims and Noticing Agent, Epiq, by emailing guflportinfo@epiqglobal.com, or by calling (888) 905-0409 (toll free) or +1 503) 597-7687 (international).

Copies of the Plan and the Disclosure Statement: (a) are available on the Debtors’ restructuring website, free of charge, at https://dm.epiq11.com/case/gulfport/; (b) may be obtained upon request of the Debtors’ proposed counsel at the address specified above; (c) are on file with the Clerk of the Bankruptcy Court, 4th Floor, 515 Rusk Street, Houston, Texas 77002, where they are available for review between the hours of 8:30 a.m. to 5:00 p.m., prevailing Central Time; and (d) are available for inspection for a fee on PACER at https://ecf.txsb.uscourts.gov.

XI.	CERTAIN SECURITIES LAW MATTERS

The Debtors believe that the New Unsecured Notes, New Common Stock, the New Preferred Stock, and the options or other equity awards (and any New Common Stock underlying such awards) to be issued pursuant to the Management Incentive Plan will be “securities,” as defined in section 2(a)(1) of the Securities Act, section 101 of the Bankruptcy Code, and any applicable state securities law (a “Blue Sky Law”). The Debtors further believe that the offer, sale, issuance, and initial distribution of the New Unsecured Notes, the New Common Stock, and the New Preferred Stock (other than any New Preferred Stock issued pursuant to the Backstop Commitment Agreement) by the Reorganized Debtors pursuant to the Plan (collectively, the “1145 Securities”) are exempt from federal and state securities registration requirements under various provisions of the Securities Act, the Bankruptcy Code, and any applicable state Blue Sky Law as described in more detail below. The New Common Stock underlying the Management Incentive Plan will be issued pursuant to a registration statement or another available exemption from registration under the Securities Act and other applicable law.

A.	Issuance of Securities under the Plan.

All 1145 Securities will be issued in reliance upon section 1145 of the Bankruptcy Code to the extent permitted under applicable law. All 4(a)(2) Securities will be issued in reliance upon section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder, will be considered “restricted securities,” and may not be transferred except pursuant to an effective registration statement under the Securities Act or an available exemption therefrom.

Section 1145(a)(1) of the Bankruptcy Code exempts the offer and sale of securities under a plan of reorganization from registration under section 5 of the Securities Act and state or local securities laws if three principal requirements are satisfied: (i) the securities must be offered and sold under a plan of reorganization and must be securities issued by the debtor, an affiliate participating in a joint plan with the debtor, or a successor to the debtor under the plan; (ii) the recipients of the securities must hold prepetition or administrative expense claims against the debtor or interests in the debtor; and (iii) the securities must be issued entirely in exchange for the recipient’s claim against or interest in the debtor or “principally” in exchange for such claim or interest and “partly” for cash or property.

The Debtors’ issuance of the New Unsecured Notes, New Common Stock, and New Preferred Stock (other than any New Preferred Stock issued pursuant to the Backstop Commitment Agreement) under the Plan satisfies the requirements of section 1145(a) of the Bankruptcy Code. Accordingly, no registration statement will be filed under the Securities Act or any state securities laws. Recipients of the New Unsecured Notes, New Common Stock, and New Preferred Stock are advised to consult with their own legal advisors as to the availability of any exemption from registration under the Securities Act and any applicable state Blue Sky Law. As discussed below, the exemptions provided for in section 1145(a) do not apply to an entity that is deemed an “underwriter” as such term is defined in section 1145(b) of the Bankruptcy Code.

B.	Subsequent Transfers.

Subject to the limitations in the New Organization Documents, the Section 1145 Securities may be freely transferred by recipients following the initial issuance under the Plan, and all resales and subsequent transfers of the Section 1145 Securities are exempt from registration under the Securities Act and state securities laws, unless the holder is an “underwriter” with respect to such securities. Section 1145(b)(1) of the Bankruptcy Code defines an “underwriter” as one who, except with respect to “ordinary trading transactions” of an entity that is not an “issuer:” (a) purchases a claim against, interest in, or claim for an administrative expense in the case concerning, the debtor, if such purchase is with a view to distribution of any security received or to be received in exchange for such claim or interest; (b) offers to sell securities offered or sold under a plan for the holders of such securities; (c) offers to buy securities offered or sold under a plan from the holders of such securities, if such offer to buy is (i) with a view to distribution of such securities, and (ii) under an agreement made in connection with the plan, with the consummation of the plan, or with the offer or sale of securities under the plan; or (d) is an issuer of the securities within the meaning of section 2(a)(11) of the Securities Act. In addition, a person who receives a fee in exchange for purchasing an issuer’s securities could also be considered an underwriter within the meaning of section 2(a)(11) of the Securities Act.

You should confer with your own legal advisors to determine whether or not you are an “underwriter.”

The definition of an “issuer” for purposes of whether a person is an underwriter under section 1145(b)(1)(D) of the Bankruptcy Code, by reference to section 2(a)(11) of the Securities Act, includes as “statutory underwriters” all “affiliates,” which are all persons who, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with, an issuer of securities. The reference to “issuer,” as used in the definition of “underwriter” contained in section 2(a)(11) of the Securities Act, is intended to cover “Controlling Persons” of the issuer of the securities. “Control,” as defined in Rule 405 of the Securities Act, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract, or otherwise. Accordingly, an officer or director of a reorganized debtor or its successor under a plan of reorganization may be deemed to be a “Controlling Person” of the debtor or successor, particularly if the management position or directorship is coupled with ownership of a significant percentage of the reorganized debtor’s or its successor’s voting securities. In addition, the legislative history of section 1145 of the Bankruptcy Code suggests that a creditor who owns 10% or more of a class of securities of a reorganized debtor may be presumed to be a “Controlling Person” and, therefore, an underwriter.

Resales of the New Unsecured Notes, New Common Stock, or New Preferred Stock constituting 1145 Securities by entities deemed to be “underwriters” (which definition includes “Controlling Persons”) are not exempted by section 1145 of the Bankruptcy Code from registration under the Securities Act or other applicable law. Under certain circumstances, holders of New Unsecured Notes, New Common Stock, or New Preferred Stock who are deemed to be “underwriters” may be entitled to resell their New Unsecured Notes, New Common Stock, or New Preferred Stock pursuant to the limited safe harbor resale provisions of Rule 144 of the Securities Act. Generally, Rule 144 of the Securities Act would permit the public sale of securities received by such Person if the required holding period has been met and, under certain circumstances, current information regarding the issuer is publicly available and volume limitations, manner of sale requirements and certain other conditions are met. Whether any particular Person would be deemed to be an “underwriter” (including whether the Person is a “Controlling Person”) with respect to the New Unsecured Notes, New Common Stock, or New Preferred Stock would depend upon various facts and circumstances applicable to that Person. Accordingly, the Debtors express no view as to whether any Person would be deemed an “underwriter” with respect to such New Unsecured Notes, New Common Stock, or New Preferred Stock and, in turn, whether any Person may freely trade such New Unsecured Notes, New Common Stock, or New Preferred Stock.

Unlike the securities that will be issued pursuant to section 1145(a)(1) of the Bankruptcy Code, the shares of New Preferred Stock issued pursuant to the Backstop Commitment Agreement (which will be issued in reliance on upon section 4(a)(2) of the Securities Act (and/or Regulation D promulgated thereunder)) and any shares of New Common Stock issued in reliance upon section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder (collectively, “4(a)(2) Securities”) will be deemed “restricted securities” that may not be offered, sold, exchanged, assigned or otherwise transferred unless they are registered under the Securities Act or an exemption from registration under the Securities Act is available, including under Rule 144 or Rule 144A promulgated under the Securities Act.

Rule 144 provides a limited safe harbor for the resale of restricted securities if certain conditions are met. These conditions vary depending on whether the issuer is a reporting issuer and whether the holder of the restricted securities is an “affiliate” of the issuer. Rule 144 defines an affiliate as “a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer.”

A non-affiliate of an issuer who has not been an affiliate of the issuer during the preceding three months may resell restricted securities after a six-month holding period if at the time of the sale there is available certain current public information regarding the issuer, and may sell the securities after a one-year holding period whether or not there is current public information regarding the issuer. Adequate current public information is available for a reporting issuer if the issuer has filed all periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 (as amended, the “Exchange Act”) during the twelve months preceding the sale of the restricted securities. If the issuer is a non-reporting issuer, adequate current public information is available if certain information about the issuer is made publicly available. The Debtors currently expect that the Reorganized Debtors will continue to be a reporting issuer and file all such required periodic reports and that current public information will be available to allow resales by non-affiliates when the six-month holding period expires (approximately six months after the emergence date).

An affiliate of an issuer that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act may resell restricted securities after the one-year holding period if at the time of the sale certain current public information regarding the issuer is available. An affiliate must also comply with the volume, manner of sale and notice requirements of Rule 144. First, the rule limits the number of restricted securities (plus any unrestricted securities) sold for the account of an affiliate (and related persons) in any three-month period to the greater of 1% of the outstanding securities of the same class being sold, or, if the class is listed on a stock exchange, the average weekly reported volume of trading in such securities during the four weeks preceding the filing of a notice of proposed sale on Form 144, or if no notice is required, the date of receipt of the order to execute the transaction by the broker or the date of execution of the transaction directly with a market maker. Second, the manner of sale requirement provides that the restricted securities must be sold in a broker’s transaction, directly with a market maker or in a riskless principal transaction (as defined in Rule 144). Third, if the amount of securities sold under Rule 144 in any three month period exceeds 5,000 shares or has an aggregate sale price greater than $50,000, an affiliate must file or cause to be filed with the SEC three copies of a notice of proposed sale on Form 144, and provide a copy to any exchange on which the securities are traded.

The Debtors believe that the Rule 144 exemption will not be available with respect to any 4(a)(2) Securities (whether held by non-affiliates or affiliates) until at least six months after the Effective Date, assuming certain public information regarding the issuer is available. Accordingly, unless transferred pursuant to an effective registration statement or another available exemption from the registration requirements of the Securities Act, Holders of 4(a)(2) Securities will be required to hold their 4(a)(2) Securities for at least six months and, thereafter, to sell them only in accordance with the applicable requirements of Rule 144, pursuant to the an effective registration statement or pursuant to another available exemption from the registration requirements of applicable securities laws.

Each certificate representing, or issued in exchange for or upon the transfer, sale or assignment of, any 4(a)(2) Security shall, upon issuance, be stamped or otherwise imprinted with a restrictive legend substantially consistent with the following form:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE WERE ORIGINALLY ISSUED ON [ISSUANCE DATE], AND SUCH SECURITIES [AND THE COMMON STOCK, IF ANY, ISSUABLE UPON EXERCISE OF SUCH SECURITIES] HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR ANY OTHER APPLICABLE STATE SECURITIES LAWS, AND MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR AN AVAILABLE EXEMPTION FROM REGISTRATION THEREUNDER.”

The Reorganized Debtors reserve the right to reasonably require certification, legal opinions or other evidence of compliance with Rule 144 as a condition to the removal of such legend or to any resale of the 4(a)(2) Securities. The Reorganized Debtors also reserve the right to stop the transfer of any 4(a)(2) Securities if such transfer is not in compliance with Rule 144, pursuant to an effective registration statement or pursuant to another available exemption from the registration requirements of applicable securities laws. All persons who receive 4(a)(2) Securities will be required to acknowledge and agree that (a) they will not offer, sell or otherwise transfer any 4(a)(2) Securities except in accordance with an exemption from registration, including under Rule 144 of the Securities Act, if and when available, or pursuant to an effective registration statement, and (b) the 4(a)(2) Securities will be subject to the other restrictions described above.

Any persons receiving restricted securities under the Plan should consult with their own counsel concerning the availability of an exemption from registration for resale of these securities under the Securities Act and other applicable law.

BECAUSE OF THE COMPLEX, SUBJECTIVE NATURE OF THE QUESTION OF WHETHER A PARTICULAR PERSON MAY BE AN UNDERWRITER OR AN AFFILIATE AND THE HIGHLY FACT-SPECIFIC NATURE OF THE AVAILABILITY OF EXEMPTIONS FROM REGISTRATION UNDER THE SECURITIES ACT, INCLUDING THE EXEMPTIONS AVAILABLE UNDER SECTION 1145 OF THE BANKRUPTCY CODE, SECTION 4(A)(2) OF THE SECURITIES ACT, AND RULE 144 UNDER THE SECURITIES ACT, NONE OF THE DEBTORS MAKE ANY REPRESENTATION CONCERNING THE ABILITY OF ANY PERSON TO DISPOSE OF THE SECURITIES TO BE ISSUED UNDER OR OTHERWISE ACQUIRED PURSUANT TO THE PLAN. THE DEBTORS RECOMMEND THAT POTENTIAL RECIPIENTS OF THE SECURITIES TO BE ISSUED UNDER OR OTHERWISE ACQUIRED PURSUANT TO THE PLAN CONSULT WITH THEIR OWN COUNSEL CONCERNING WHETHER THEY MAY FREELY TRADE SUCH SECURITIES AND THE CIRCUMSTANCES UNDER WHICH THEY MAY RESELL SUCH SECURITIES.

C.	New Common Stock & Management Incentive Plan.

The Confirmation Order shall authorize the board of directors of the Reorganized Debtors to adopt the Management Incentive Plan, which shall contain terms and conditions acceptable to the Debtors and the Backstop Commitment Parties and as set forth in the Plan Supplement. Awards issued under the Management Incentive Plan that include New Common Stock will dilute all of the New Common Stock outstanding. The New Common Stock is also subject to dilution in connection with the conversion of any other options, convertible securities or other securities that may be issued post-emergence.

D.	Shares Issuable Pursuant to the Rights Offering.

Subscription rights to participate in the Rights Offering shall be distributed to the Backstop Commitment Parties and the holders of Allowed General Unsecured Claims in accordance with the Plan and the issuance of such subscription rights will be exempt from SEC registration under applicable law. The Subscription Rights and any shares of New Preferred Stock issuable upon the exercise thereof (other than the unsubscribed shares of New Preferred Stock issued to the Backstop Commitment Parties pursuant to the Backstop Commitment Agreement) will be issued in reliance upon section 1145 of the Bankruptcy Code to the extent permitted under applicable law. The unsubscribed shares of New Preferred Stock issued to the Backstop Commitment Parties pursuant to the Backstop Commitment Agreement, including the Backstop Commitment Premium, will be issued in reliance upon section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder. All shares of New Preferred Stock issued pursuant to the exemption from registration set forth in section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder (and any shares of New Common Stock issuable upon conversion of such New Preferred Stock) will be considered “restricted securities” and may not be transferred except pursuant to an effective registration statement under the Securities Act or an available exemption therefrom.

The Debtors believe that the securities issued in the Rights Offering (other than such securities issued pursuant to the Backstop Commitment Agreement) satisfy all the requirements of section 1145(a)(1) of the Bankruptcy Code and are, therefore, exempt from registration under the Securities Act and state securities laws (except with respect to an underwriter as described above).

On the Effective Date, the Reorganized Debtors will consummate the Rights Offering. Unless otherwise expressly allowed in the Rights Offering or Rights Offering Procedures, the right to participate in the Rights Offering may not be sold, transferred, or assigned.

XII.	CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE PLAN

A.	Introduction.

The following discussion summarizes certain United States (“U.S.”) federal income tax consequences of the implementation of the Plan to the Debtors and certain Holders of Claims entitled to vote on the Plan (i.e., Holders of Allowed Claims in Class 3, Class 4A, Class 4B, Class 5A, and Class 5B). This summary does not address the U.S. federal income tax consequences to Holders of Claims or Interests not entitled to vote on the Plan. This summary is based on the Internal Revenue Code of 1986, as amended (the “Tax Code”), the U.S. Treasury Regulations promulgated thereunder (the “Treasury Regulations”), judicial decisions, published administrative rules, and pronouncements of the Internal Revenue Service (the “IRS”), all as in effect on the date hereof (collectively, “Applicable Tax Law”). Changes in Applicable Tax Law or new interpretations thereof may have retroactive effect and could significantly affect the U.S. federal income tax consequences described below. The Debtors have not requested, and do not intend to request, any ruling or determination from the IRS or any other taxing authority with respect to the tax consequences discussed herein, and the discussion below is not binding upon the IRS or the courts. No assurance can be given that the IRS or any other taxing authority would not assert, or that a court would not sustain, a different position from any position discussed herein.

This summary does not address non-U.S., U.S. state or local, or non-income tax consequences of the Plan (including such consequences with respect to the Debtors or Reorganized Debtors), nor does it purport to address all aspects of U.S. federal income taxation that may be relevant to a Holder in light of its individual circumstances, such as the consequences to accrual method U.S. Holders (as defined below) that prepare an “applicable financial statement” (as defined in section 451 of the Tax Code), or to a Holder that may be subject to special tax rules such as persons liable for alternative minimum tax, the so called “Medicare tax” or the base erosion and anti-abuse tax, U.S. Holders whose functional currency is not the U.S. dollar, U.S. expatriates, broker-dealers, banks, mutual funds, insurance companies, financial institutions, small business investment companies, regulated investment companies, tax-exempt organizations, controlled foreign corporations, passive foreign investment companies, partnerships (or other entities treated as partnerships or other pass-through entities), beneficial owners of partnerships or other pass-through entities, subchapter S-corporations, persons who hold Claims or who will hold the Exit Facility, New Common Stock, New Preferred Stock or New Unsecured Notes as part of a straddle, hedge, conversion transaction, or other integrated investment, persons using a mark-to-market method of accounting, and Holders of Claims who are themselves in bankruptcy. Further, this summary assumes that a Holder of a Claim (a) only holds Claims in a single Class, except as otherwise noted, and (b) holds its Claims, and will hold any Exit Facility, New Common Stock, New Preferred Stock or New Unsecured Notes, as applicable, received pursuant to the Plan only as a “capital asset” (within the meaning of section 1221 of the Tax Code (generally, property held for investment)). This summary also assumes that the various debt and other arrangements to which any of the Debtors or Reorganized Debtors are a party will be respected for U.S. federal income tax purposes in accordance with their form and that the RBL Claims and Notes Claims constitute, and that the Exit Facility and New Unsecured Notes will constitute, interests in the Debtors or Reorganized Debtors, as applicable, “solely as a creditor” for purposes of section 897 of the Tax Code. This summary does not discuss differences in tax consequences to Holders of Claims that act as backstop parties or otherwise act or receive consideration in a capacity different from that of any other Holder of a Claim of the same Class or Classes, and the tax consequences for such Holders may differ materially from those described below. This summary does not address the U.S. federal income tax consequences to Holders (1) whose Claims are Unimpaired or otherwise entitled to payment in full in Cash under the Plan, or (2) that are deemed to reject the Plan.

For purposes of this discussion, a “U.S. Holder” is a Holder of a Claim that is: (1) an individual citizen or resident of the United States for U.S. federal income tax purposes; (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia; (3) an estate the income of which is subject to U.S. federal income taxation regardless of the source of such income; or (4) a trust (a) if a court within the United States is able to exercise primary supervision over the trust’s administration and one or more United States persons (within the meaning of section 7701(a)(30) of the Tax Code) have authority to control all substantial decisions of the trust, or (b) that has a valid election in effect under applicable Treasury Regulations to be treated as a United States person. For purposes of this discussion, a “non-U.S. Holder” is any Holder of a Claim that is not a U.S. Holder or a partnership (or other entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes).

If a partnership (or other entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes) is a Holder of a Claim, the tax treatment of a partner (or other beneficial owner) generally will depend upon the status of the partner (or other beneficial owner) and the activities of the partnership and the partner (or other beneficial owner). Partners (or other beneficial owners) of partnerships (or other pass-through entities) that are Holders of Claims are urged to consult their respective tax advisors regarding the U.S. federal income tax consequences of the Plan.

THE FOLLOWING SUMMARY OF CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT A SUBSTITUTE FOR CAREFUL TAX PLANNING AND ADVICE BASED UPON THE INDIVIDUAL CIRCUMSTANCES PERTAINING TO A HOLDER OF A CLAIM. ALL HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND NON-U.S. INCOME, ESTATE, AND OTHER TAX CONSEQUENCES OF THE PLAN.

B.	Certain U.S. Federal Income Tax Consequences to the Debtors and the Reorganized Debtors.

1.	Effects of the Restructuring Transactions on Tax Attributes of the Debtors.

As of December 31, 2019, the Debtors estimate that they had approximately $1,362,933,077 of federal net operating losses carryforwards (“NOLs”) and $4,732,477,505 of total asset basis. The Debtors further estimate that they may generate additional tax attributes in the 2020 and 2021 taxable years. The potential impact on these attributes is discussed below.

2.	Cancellation of Debt Income and Reduction of Tax Attributes.

In general, absent an exception, a taxpayer will realize and recognize cancellation of indebtedness income (“CODI”) for U.S. federal income tax purposes upon satisfaction of its outstanding indebtedness for total consideration less than the amount of such indebtedness. The amount of CODI, in general, is the excess of (a) the adjusted issue price of the indebtedness satisfied, over (b) the sum of (i) the amount of any cash paid, (ii) the issue price of any new indebtedness issued (e.g. the Exit Facility and New Unsecured Notes), and (iii) the fair market value of any other consideration (e.g., the New Common Stock and Rights Offering Subscription Rights) given in satisfaction of such indebtedness at the time of the exchange.

Under section 108 of the Tax Code, a taxpayer is not required to include CODI in gross income (a) if the taxpayer is under the jurisdiction of a court in a case under chapter 11 of the Bankruptcy Code and the discharge of indebtedness occurs pursuant to that proceeding, or (b) to the extent that the taxpayer is insolvent immediately before the discharge. Instead, as a consequence of such exclusion, a taxpayer must reduce its tax attributes by the amount of CODI that it excluded from gross income. In general, tax attributes will be reduced in the following order: (a) NOLs and NOL carryforwards; (b) general business credit carryovers; (c) minimum tax credit carryovers; (d) capital loss carryovers; (e) tax basis in assets (but not below the amount of liabilities to which the taxpayer remains subject); (f) passive activity loss and credit carryovers; and (g) foreign tax credit carryovers. Alternatively, a taxpayer with CODI may elect to first reduce the basis of its depreciable assets pursuant to section 108(b)(5) of the Tax Code.36 The reduction in tax attributes occurs only after the debtor’s net income or loss for the taxable year of the debt discharge has been determined. To the extent that CODI exceeds the amount of available tax attributes, such excess generally will not be subject to U.S. federal income tax and generally will have no other U.S. federal income tax impact.

The Treasury Regulations address the method and order for applying tax attribute reduction to an affiliated group of corporations filing a consolidated return. Under these Treasury Regulations, the tax attributes of each member of such an affiliated group of corporations that is excluding CODI is first subject to reduction. To the extent the debtor member’s tax basis in the stock of a lower-tier member of the affiliated group is reduced, a “look through rule” requires that a corresponding reduction be made to the tax attributes of the lower-tier member. If a debtor member’s excluded CODI exceeds its tax attributes, the excess CODI is applied to reduce certain remaining consolidated tax attributes of the affiliated group.

[36]	Whether this election can apply to the Debtors’ assets that are subject to depletion, as opposed to depreciation, is subject to uncertainty.

No determination has yet been made as to whether the Reorganized Debtors would elect to first reduce tax basis in their assets or to first reduce NOLs. The amount of CODI that may result in a reduction of the Debtors’ tax attributes will depend on the fair market value (or issue price as determined for U.S. federal income tax purposes, in the case of new debt) of the consideration received by holders of Claims. The fair market value and issue price, as applicable, of such consideration cannot be known with certainty until after the Effective Date.

3.	Limitation on Utilization of NOLs and Other Tax Attributes.

After giving effect to the reduction in tax attributes pursuant to excluded CODI described above, the Reorganized Debtors’ ability to use any remaining tax attributes post-emergence will be subject to certain limitations under sections 382 and 383 of the Tax Code.

Under sections 382 and 383 of the Tax Code, if a corporation undergoes an “ownership change” within the meaning of section 382 or 383 of the Tax Code, the amount of any remaining NOLs, net unrealized built-in losses, tax credit carryforwards, and possibly certain other attributes of the Debtors allocable to periods prior to such ownership change (collectively, “Pre-Change Losses”) that may be utilized to offset future taxable income generally are subject to an annual limitation. For this purpose, if a corporation (or consolidated group) has a “net unrealized built-in loss” at the time of an ownership change (taking into account most assets and items of “built-in” income and deductions), then generally such built-in losses (including amortization, depletion, and depreciation deductions attributable to such built-in losses) recognized during the following five years (up to the amount of the original net unrealized built-in loss) will be treated as Pre-Change Losses and similarly will be subject to the annual limitation. In general, a corporation’s (or consolidated group’s) net unrealized built-in loss will be deemed to be zero unless it is greater than the lesser of (a) $10,000,000 and (b) 15% of the fair market value of its assets (with certain adjustments) before the ownership change. While the analysis is ongoing, it is expected that Gulfport Parent will have a net unrealized built-in loss at the time of an ownership change.

The rules of sections 382 and 383 of the Tax Code are complicated, but, as a general matter, the Debtors anticipate that the issuance of New Common Stock and New Preferred Stock pursuant to the Plan will result in an “ownership change” of Gulfport Parent and that the Reorganized Debtors’ use of Pre-Change Losses will be subject to significant limitation unless an exception to the general rules of sections 382 and 383 of the Tax Code applies.

a.	General Section 382 Annual Limitation.

In general, the amount of the annual limitation to which a corporation that undergoes an “ownership change” would be subject is equal to the product of (a) the fair market value of the stock of the corporation immediately before the ownership change (with certain adjustments) and (b) the “long-term tax-exempt rate” (which is the highest of the adjusted federal long-term rates in effect for any month in the 3-calendar-month period ending with the calendar month in which the ownership change occurs, currently 1.10% for February 2021). The annual limitation may be increased to the extent that the Reorganized Debtors recognize certain built-in gains in their assets during the five-year period following the ownership change, or are treated as recognizing built-in gains pursuant to the safe harbors provided in IRS Notice 2003-65.37 Section 383 of the Tax Code applies a similar limitation to capital loss carryforwards and tax credits. Any unused limitation may be carried forward, thereby increasing the annual limitation in the subsequent taxable year. As discussed below, however, special rules may apply in the case of a corporation that experiences an ownership change as the result of a bankruptcy proceeding.

[37]	The IRS issued proposed regulations in September 2019 that would revoke IRS Notice 2003-65 and make substantial changes to the way limitations under section 382 of the Tax Code are calculated. The changes would decrease the limitation set forth in section 382 of the Tax Code in most cases and potentially cause entities that would have had a net unrealized built-in gain under Notice 2003-65 to instead have a net unrealized built-in loss (or cause entities that would have had a net unrealized built-in loss to have a larger net unrealized built-in loss), which would result in additional limitations on the ability to deduct Pre-Change Losses. Additionally, the IRS issued further proposed regulations in January 2020 that would provide certain transition relief for the application of any finalized regulation. Under such transition relief, any finalized regulations would apply only to ownership changes occurring 31 days after the regulations are finalized and certain specified and identifiable transactions would be subject to a “grandfathering” rule that allows for application of the prior IRS Notice 2003-65 rules. Additionally, the “grandfathering” rule would also apply so long as a company files its chapter 11 case within 31 days of the issuance of final regulations, even where the applicable ownership change occurs more than 31 days after the finalization of the regulations. Because the Debtors Filed their chapter 11 cases prior to the finalization of the proposed regulations, the regulations will not be applicable to the Debtors with respect to any ownership change that occurs pursuant to the Plan.

Notwithstanding the rules described above, if post-ownership change, a debtor corporation and its subsidiaries do not continue the debtor corporation’s historic business or use a significant portion of its historic business assets in a new business for two years after an ownership change, the annual limitation resulting from such ownership change is zero.

b.	Special Bankruptcy Exceptions.

An exception to the foregoing annual limitation rules generally applies when former equity holders and so-called “qualified creditors” of a debtor corporation in chapter 11 receive, in respect of their equity interests and debt claims, at least 50% of the vote and value of the stock of the debtor corporation (or a controlling corporation if also in chapter 11) as reorganized pursuant to a confirmed chapter 11 plan (the “382(l)(5) Exception”). If the requirements of the 382(l)(5) Exception are satisfied, a debtor’s Pre-Change Losses would not be limited on an annual basis, but, instead, NOL carryforwards would be reduced by the amount of any interest deductions claimed by the debtor during the three taxable years preceding the effective date of the plan of reorganization, and during the part of the taxable year prior to and including the effective date of the plan of reorganization, in respect of all debt converted into stock pursuant to the reorganization. If the 382(l)(5) Exception were to apply to the ownership change resulting from the Plan and the Reorganized Debtors undergo another “ownership change” within two years after the Effective Date, then the Reorganized Debtors’ Pre-Change Losses thereafter would be effectively eliminated in their entirety.

Where the 382(l)(5) Exception is not applicable to a corporation in bankruptcy (either because the debtor corporation does not qualify for it or the debtor corporation otherwise elects not to utilize the 382(l)(5) Exception), another exception will generally apply (the “382(l)(6) Exception”). Under the 382(l)(6) Exception, the annual limitation will be calculated by reference to the lesser of (a) the value of the debtor corporation’s new stock (with certain adjustments) immediately after the ownership change, and (b) the value of such debtor corporation’s assets (determined without regard to liabilities) immediately before the ownership change. This differs from the ordinary rule that requires the fair market value of a debtor corporation that undergoes an “ownership change” to be determined before the events giving rise to the change. The 382(l)(6) Exception also differs from the 382(l)(5) Exception in that a debtor corporation is not required to reduce its NOL carryforwards by the amount of interest deductions claimed within the prior three-year period, and a debtor corporation may undergo another ownership change within two years without automatically triggering the elimination of its Pre-Change Losses. The resulting limitation from any such subsequent ownership change would be determined under the regular rules for ownership changes.

The Restructuring Transactions may qualify for the 382(l)(5) Exception, although analysis is ongoing. Even if the Restructuring Transactions are eligible for the 382(l)(5) Exception, the Debtors have not yet decided whether they would elect out of its application. Regardless of whether the Reorganized Debtors take advantage of the 382(l)(6) Exception or the 382(l)(5) Exception, the Reorganized Debtors’ use of their Pre-Change Losses after the Effective Date may be adversely affected if another ownership change were to occur after the Effective Date.

C.	Certain U.S. Federal Income Tax Consequences to Certain U.S. Holders of Claims and Interests.

The U.S. federal income tax consequences to a U.S. Holder of a Claim may depend, in part, on whether the obligation underlying the Claim surrendered (or the consideration received therefor) constitutes a “security” of the Debtor or Reorganized Debtor, as applicable, for U.S. federal income tax purposes. Neither the Tax Code nor the Treasury Regulations promulgated thereunder defines the term “security.” Whether a debt instrument constitutes a “security” is determined based on all relevant facts and circumstances, but authorities have held that the length of the term of a debt instrument at initial issuance is an important factor in determining whether such instrument is a security for U.S. federal income tax purposes. These authorities have indicated that a term of less than five years is evidence that the instrument is not a security, whereas a term of ten years or more is evidence that it is a security. There are numerous other factors that could be taken into account in determining whether a debt instrument is a security, including the security for payment, the creditworthiness of the obligor, the subordination or lack thereof with respect to other creditors, the right to vote or otherwise participate in the management of the obligor, convertibility of the instrument into an equity interest in the obligor, whether payments of interest are fixed, variable, or contingent, and whether such payments are made on a current basis or accrued.

1.	Consequences to U.S. Holders of Class 3 Claims (Allowed RBL Claims).

Pursuant to the Plan, in exchange for full and final satisfaction, compromise, settlement, release, and discharge of the Allowed RBL Claims, each Holder thereof will receive either (i) the Exit RBL/Term Loan A Facility or (ii) Exit Term Loan B Facility.

The extent to which a U.S. Holder of Allowed RBL Claims will recognize gain or loss pursuant to the Plan will depend upon whether the receipt of the Exit Facility in respect of its Claims qualifies as a recapitalization within the meaning of Section 368(a)(1)(E) of the Tax Code. In general, receipt of the Exit Facility in respect of Allowed RBL Claims will qualify as a recapitalization if (a) either (i) the Flip Merger occurs and the Gulfport Parent issues the Exit Facility or (ii) the Alternative Structure is utilized and (b) the RBL Claims and the applicable Exit Facility are each treated as “securities” for U.S. federal income tax purposes.

Although the matter is not free from doubt, the Debtors believe and intend to take the position that the Allowed RBL Claims should not be treated as “securities” for U.S. federal income tax purposes, and the remainder of this discussion assumes that the Allowed RBL Claims are not treated as “securities” for U.S. federal income tax purposes. Additionally, although the treatment of the Exit Facility cannot be known with certainty at this time, the discussion further assumes that the Exit Facility will not be treated as a “security” for U.S. federal income tax purposes. Therefore, regardless of which structure is utilized and which Reorganized Debtor is the issuer of the Exit Facility, the exchange of Allowed RBL Claims for the Exit Facility is expected to be treated as a taxable exchange under section 1001 of the Tax Code. In that case, a U.S. Holder of an Allowed RBL Claim would generally recognize gain or loss in an amount equal to (a) the issue price of the Exit Facility received for such Allowed RBL Claim (other than any Exit Facility treated as received in satisfaction of accrued but unpaid interest on the Allowed RBL Claim as discussed below under “Accrued Interest”) less (b) such U.S. Holder’s adjusted tax basis in such Allowed RBL Claim. A U.S. Holder’s initial aggregate tax basis in the Exit Facility would generally equal the issue price of the Exit Facility. A U.S. Holder’s holding period for the Exit Facility would begin the day following the exchange. Any gain or loss recognized by a U.S. Holder from the exchange will be capital gain or loss, except to the extent described below under “Market Discount.” Capital gain will generally be taxable at preferential rates to any non-corporate U.S. Holder whose holding period in its Allowed RBL Claim is greater than one year at the time of the exchange. The deductibility of capital losses is subject to limitations.

2.	Consequences to U.S. Holders of Class 4A Claims (General Unsecured Claims against Gulfport Parent).

Pursuant to the Plan, in exchange for full and final satisfaction, compromise, settlement, release, and discharge of Allowed General Unsecured Claims against Gulfport Parent (“Class 4A Claims”), each Holder thereof will receive New Common Stock.

Although not free from doubt, under the Flip Merger structure, Alternative Structure 1, and Alternative Structure 2, the Debtors intend to treat the receipt of New Common Stock in respect of Class 4A Claims as a taxable exchange under section 1001 of the Tax Code. Therefore, a U.S. Holder of any Allowed Class 4A Claim would generally recognize gain or loss in an amount equal to (a) the fair market value of the New Common Stock received in respect of such Class 4A Claim (other than any New Common Stock treated as received in satisfaction of accrued but unpaid interest on such Class 4A Claim as discussed below under “Accrued Interest”) less (b) such U.S. Holder’s adjusted tax basis in such Class 4A Claim. A U.S. Holder’s initial aggregate tax basis in the New Common Stock received would generally equal its fair market value. A U.S. Holder’s holding period for the New Common Stock would begin the day following the exchange. Any gain or loss recognized by a U.S. Holder from the exchange will be capital gain or loss, except to the extent described below under “Market Discount.” Capital gain will generally be taxable at preferential rates to any non-corporate U.S. Holder whose holding period in its Class 4A Claim is greater than one year at the time of the exchange. The deductibility of capital losses is subject to limitations.

3.	Consequences to U.S. Holders of Class 4B Claims (General Unsecured Claims against Gulfport Subsidiaries).

Pursuant to the Plan, in exchange for full and final satisfaction, compromise, settlement, release, and discharge of the Allowed General Unsecured Claims against Gulfport Subsidiaries (“Class 4B Claims”), each Holder thereof will receive New Common Stock, Rights Offering Subscription Rights, and New Unsecured Notes.

Although not free from doubt, under the Flip Merger structure, Alternative Structure 1, and Alternative Structure 2, the Debtors intend to treat the receipt of New Common Stock, Rights Offering Subscription Rights, and New Unsecured Notes in respect of Class 4B Claims as a taxable exchange under section 1001 of the Tax Code. Therefore, a U.S. Holder of any Allowed Class 4B Claim would generally recognize gain or loss in an amount equal to (a) the fair market value of the New Common Stock, Rights Offering Subscription Rights, and New Unsecured Notes received in respect of such Class 4B Claim (other than any New Common Stock, Rights Offering Subscription Rights, or New Unsecured Notes treated as received in satisfaction of accrued but unpaid interest on such Class 4B Claim as discussed below under “Accrued Interest”) less (b) such U.S. Holder’s adjusted tax basis in such Class 4B Claim. A U.S. Holder’s initial aggregate tax basis in the New Common Stock and Rights Offering Subscription Rights should generally equal their respective fair market values and a U.S. Holder’s initial aggregate tax basis in the New Unsecured Notes should generally equal their issue price (as determined below). A U.S. Holder’s holding period for the New Common Stock, Rights Offering Subscription Rights, and New Unsecured Notes would begin the day following the exchange. Any gain or loss recognized by a U.S. Holder from the exchange will be capital gain or loss, except to the extent described below under “Market Discount.” Capital gain will generally be taxable at preferential rates to any non-corporate U.S. Holder whose holding period in its Class 4B Claim is greater than one year at the time of the exchange. The deductibility of capital losses is subject to limitations.

4.	Consequences to U.S. Holders of Class 5A Claims (Notes Claims against Gulfport Parent).

Pursuant to the Plan, in exchange for full and final satisfaction, compromise, settlement, release, and discharge of Allowed Notes Claims against Gulfport Parent (“Class 5A Claims”), each Holder thereof will receive New Common Stock.

a.	Flip Merger Structure.

Although not free from doubt, assuming the Flip Merger occurs, the Debtors intend to treat the receipt of New Common Stock in respect of Class 5A Claims as a taxable exchange under section 1001 of the Tax Code. Therefore, a U.S. Holder of any Allowed Class 5A Claim would generally recognize gain or loss in an amount equal to (a) the fair market value of the New Common Stock received in respect of such Class 5A Claim (other than any New Common Stock treated as received in satisfaction of accrued but unpaid interest on such Class 5A Claim as discussed below under “Accrued Interest”) less (b) such U.S. Holder’s adjusted tax basis in such Class 5A Claim. A U.S. Holder’s initial aggregate tax basis in the New Common Stock received would generally equal its fair market value. A U.S. Holder’s holding period for the New Common Stock would begin the day following the exchange. Any gain or loss recognized by a U.S. Holder from the exchange will be capital gain or loss, except to the extent described below under “Market Discount.” Capital gain will generally be taxable at preferential rates to any non-corporate U.S. Holder whose holding period in its Class 5A Claim is greater than one year at the time of the exchange. The deductibility of capital losses is subject to limitations.

It is possible that a Holder of Class 5A Claims that also holds Class 5B Claims could be treated as exchanging their Class 5A Claims as part of a tax-free recapitalization (as described in more detail below). If so, such a Holder would recognize a realized gain to the extent of the New Common Stock and Rights Offering Subscription Rights received, but would not recognize a loss. Holders of Class 5A Claims should consult their tax advisor regarding such potential treatment.

b.	Alternative Structure 1 or Alternative Structure 2.

If either Alternative Structure 1 or Alternative Structure 2 is utilized, the extent to which a U.S. Holder of Class 5A Claims will recognize gain or loss pursuant to the Plan will depend upon whether the receipt of New Common Stock in respect of Class 5A Claims qualifies as a recapitalization within the meaning of section 368(a)(1)(E) of the Tax Code. In general, receipt of New Common Stock in respect of Class 5A Claims will qualify as a recapitalization if the obligations underlying the Claims are treated as “securities” of Gulfport Parent for U.S. federal income tax purposes (as discussed above).

Although the matter is not free from doubt, the Debtors believe and intend to take the position that (i) the 2023 Notes, 2024 Notes, 2025 Notes and 2026 Notes should each be treated as securities of Gulfport Parent and (ii) the receipt of New Common Stock by a U.S. Holder in respect of its Class 5A Claims should be treated as a transaction that qualifies as a recapitalization for U.S. federal income tax purposes if Alternative Structure 1 or Alternative Structure 2 is utilized. Assuming the receipt of New Common Stock in respect of Notes Claims is treated as a transaction that qualifies as a recapitalization for U.S. federal income tax purposes, a U.S. Holder will generally not recognize gain or loss on the exchange except to the extent that New Common Stock is treated as received in satisfaction of accrued but unpaid interest on the Notes (see the “Accrued Interest” discussion below). In addition, any market discount on the Notes would carry over to the New Common Stock (see “Market Discount” discussion below). A U.S. Holder’s aggregate tax basis in its New Common Stock (other than New Common Stock received in satisfaction of accrued but unpaid interest on the Notes (see “Accrued Interest” discussion below)) should be equal to the tax basis of the Notes surrendered therefor, and a U.S. Holder’s holding period for its New Common Stock should include the holding period for Notes exchanged therefor.

5.	Consequences to U.S. Holders of Class 5B Claims (Notes Claims Against Gulfport Subsidiaries).

Pursuant to the Plan, in exchange for full and final satisfaction, compromise, settlement, release, and discharge of the Allowed Notes Claims against Gulfport Subsidiaries (“Class 5B Claims”), each Holder thereof will receive New Common Stock, Rights Offering Subscription Rights, and New Unsecured Notes.

a.	Flip Merger Structure.

Assuming the Flip Merger occurs, the extent to which a U.S. Holder of Class 5B Claims will recognize gain or loss pursuant to the Plan will depend upon whether the receipt of New Common Stock, Rights Offering Subscription Rights, and New Unsecured Notes in respect of Class 5B Claims qualifies as a recapitalization within the meaning of section 368(a)(1)(E) of the Tax Code. In general, receipt of New Common Stock, Rights Offering Subscription Rights, and New Unsecured Notes in respect of its Claims will qualify as a recapitalization if the obligations underlying the Claims and the New Unsecured Notes received in exchange therefor are each treated as “securities” of Gulfport Parent for U.S. federal income tax purposes (as discussed above). As discussed above, the Debtors believe and intend to take the position that the 2023 Notes, 2024 Notes, 2025 Notes, and 2026 Notes should each be treated as securities of Gulfport Parent. Additionally, the Debtors believe and intend to take the position that the New Unsecured Notes will be treated as securities of Gulfport Parent. Therefore, although not free from doubt, the Debtors intend to treat the receipt of New Common Stock, Rights Offering Subscription Rights, and New Unsecured Notes by a U.S. Holder in respect of its Class 5B Claims as a transaction that qualifies as a recapitalization for U.S. federal income tax purposes. In such case, a U.S. Holder of any Allowed Class 5B Claim would generally not recognize loss, but would generally recognize gain in an amount equal to the lesser of (a) the fair market value of the New Common Stock and Rights Offering Subscription Rights received in respect of such Class 5B Claim (other than any New Common Stock or Rights Offering Subscription Rights treated as received in satisfaction of accrued but unpaid interest on such Class 5B Claim as discussed below under “Accrued Interest”) and (b) the amount of gain realized from such exchange.38 A U.S. Holder’s initial aggregate tax basis in the New Common Stock and Rights Offering Subscription Rights should generally equal their respective fair market values and a U.S. Holder’s initial aggregate tax basis in the New Unsecured Notes should generally equal the tax basis of the Class 5B Claims surrendered therefor, decreased by the fair market value of the New Common Stock and Rights Offering Subscription Rights received and increased by the amount of any gain recognized. A U.S. Holder’s holding period for the New Common Stock and Rights Offering Subscription Rights would begin the day following the exchange and a U.S. Holder’s holding period in the New Unsecured Notes should include the holding period for the Class 5B Claims surrendered therefor. Any gain recognized by a U.S. Holder from the exchange will be capital gain, except to the extent described below under “Market Discount.” Capital gain will generally be taxable at preferential rates to any non-corporate U.S. Holder whose holding period in its Class 5B Claim is greater than one year at the time of the exchange.

[38]	It is possible that a Holder of Class 5B Claims that also holds Class 5A Claims could be treated as exchanging their Class 5B Claims as part of an exchange that includes its Class 5A Claims. If so, such a Holder’s realized gain would include any gain on its Class 5A Claims. Holders of 5B Claims should consult their tax advisor regarding such potential treatment.

b.	Alternative Structure 1.

If Alternative Structure 1 is utilized, the extent to which a U.S. Holder of Class 5B Claims will recognize gain or loss pursuant to the Plan will depend upon whether the receipt of New Common Stock, Rights Offering Subscription Rights, and New Unsecured Notes in respect of Class 5B Claims qualifies as a recapitalization within the meaning of section 368(a)(1)(E) of the Tax Code. In general, receipt of New Common Stock, Rights Offering Subscription Rights, and New Unsecured Notes in respect of its Claims will qualify as a recapitalization if the obligations underlying the Claims are treated as “securities” of Gulfport Parent for U.S. federal income tax purposes (as discussed above). As discussed above, the Debtors believe and intend to take the position that the 2023 Notes, 2024 Notes, 2025 Notes, and 2026 Notes should each be treated as securities of Gulfport Parent. Additionally, assuming the receipt of such consideration does qualify as a recapitalization, the extent to which any gain is recognized as a result of such recapitalization will depend on whether the New Unsecured Notes are treated as “securities” of Gulfport Parent for U.S. federal income tax purposes (as discussed above). Although the matter is not free from doubt, the Debtors believe and intend to take the position that the New Unsecured Notes will be treated as securities of Gulfport Parent. Therefore, the receipt of New Common Stock, Rights Offering Subscription Rights, and New Unsecured Notes by a U.S. Holder in respect of its Class 5B Claims should be treated as a transaction that qualifies as a recapitalization for U.S. federal income tax purposes. In such case, a U.S. Holder will generally not recognize gain or loss on the exchange except to the extent that New Common Stock, Rights Offering Subscription Rights and New Unsecured Notes are treated as received in satisfaction of accrued but unpaid interest on the Notes (see the “Accrued Interest” discussion below).  In addition, any market discount on the Notes would carry over to the New Common Stock, Rights Offering Subscription Rights and New Unsecured Notes (see “Market Discount” discussion below). A U.S. Holder’s aggregate tax basis in its New Common Stock, Rights Offering Subscription Rights, and New Unsecured Notes (other than New Common Stock, Rights Offering Subscription Rights, and New Unsecured Notes received in satisfaction of accrued but unpaid interest on the Notes (see “Accrued Interest” discussion below)) should be equal to its aggregate tax basis in the Notes surrendered therefor, and a U.S. Holder’s holding period for its New Common Stock, Rights Offering Subscription Rights, and New Unsecured Notes should include the holding period for the Notes exchanged therefor.

c.	Alternative Structure 2.

If Alternative Structure 2 is utilized, the tax treatment to a U.S. Holder of Class 5B Claims is not entirely clear. In general, the receipt of New Common Stock, Rights Offering Subscription Rights, and New Unsecured Notes by such U.S. Holder in respect of its Claims will qualify as a recapitalization if the obligations underlying the Claims are treated as “securities” of Reorganized Gulfport Holdco for U.S. federal income tax purposes (as discussed above). If the Class 5B Claims are treated as “securities” of Reorganized Gulfport Holdco in Alternative Structure 2, the receipt of New Common Stock, Rights Offering Subscription Rights and New Unsecured Notes by a U.S. Holder in respect of its Class 5B Claims should be treated as a transaction that qualifies as a recapitalization for U.S. federal income tax purposes and the tax consequences to such U.S. Holder will be as described in Section 5.a above with respect to such U.S. Holders under the Flip Merger structure.

However, if such Notes Claims are not treated as “securities” of Reorganized Gulfport Holdco, the receipt of New Common Stock, Rights Offering Subscription Rights, and New Unsecured Notes by U.S. Holders of Class 5B Claims is expected to be treated as a taxable exchange under section 1001 of the Tax Code and the tax consequences to such U.S. Holder will be as described in Section 3 above with respect with respect to U.S. Holders of Class 4B Claims.

6.	Accrued Interest.

A portion of the consideration received by U.S. Holders of Claims may be attributable to accrued but unpaid interest on such Claims. This amount should be taxable to U.S. Holders as ordinary interest income to the extent it has not been previously included in the U.S. Holder’s gross income for U.S. federal income tax purposes. Conversely, a U.S. Holder of a Claim may be able to recognize a deductible loss to the extent that any accrued interest on its Claims was previously recognized by the U.S. Holder but was not paid in full by the Debtors. Such loss may be ordinary, but Applicable Tax Law is unclear on this point. The tax basis of any non-cash consideration treated as received in satisfaction of accrued but unpaid interest should equal the amount of such accrued but unpaid interest. The holding period for such non-cash consideration should begin on the day following the receipt of such consideration.

If the fair market value of the consideration received by a Holder pursuant to the Plan is not sufficient to fully satisfy all principal and interest on an Allowed Claim, the extent to which such consideration will be attributable to accrued but unpaid interest is unclear. Certain legislative history indicates that an allocation of consideration as between principal and interest provided in a chapter 11 plan is binding for U.S. federal income tax purposes, while certain Treasury Regulations treat payments as allocated first to any accrued but unpaid interest. Under the Plan, the aggregate consideration to be distributed to U.S. Holders of Claims in each Class will be allocated first to the principal amount of such Allowed Claims, with any excess allocated to unpaid interest that accrued on these Claims, if any. However, the IRS could take the position that the consideration received by the U.S. Holder should be allocated first to accrued but unpaid interest for U.S. federal income tax purposes.

HOLDERS OF CLAIMS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE PROPER ALLOCATION OF THE CONSIDERATION RECEIVED BY THEM UNDER THE PLAN AND THE U.S. FEDERAL INCOME TAX TREATMENT OF ACCRUED BUT UNPAID INTEREST AND OID.

7.	Market Discount.

Under the “market discount” provisions of the Tax Code, some or all of any gain realized by a U.S. Holder of a Claim may be treated as ordinary income (instead of capital gain) to the extent of the amount of “market discount” on the debt instruments constituting the exchanged Claim. In general, a debt instrument is considered to have been acquired with “market discount” if it was acquired other than on original issue and if such U.S. Holder’s initial tax basis in the debt instrument is less than (x) the stated redemption price on the debt instrument at maturity or (y) in the case of a debt instrument issued with original issue discount, its “revised issue price,” in each case by at least a de minimis amount (equal to 0.25% of the sum of the stated redemption price at maturity, multiplied by the number of remaining whole years to maturity).

Any gain recognized by a U.S. Holder on the taxable disposition of a Claim (determined as described above) that was acquired with market discount should be treated as ordinary income to the extent of the market discount that accrued thereon while the Claim was considered to be held by the U.S. Holder (unless the U.S. Holder elected to include market discount in income as it accrued). In addition, in the event of recapitalization treatment (as described above), the Tax Code indicates that, under Treasury Regulations to be issued, any accrued market discount in respect of the Allowed Notes Claims should not be currently includable in income. However, such accrued market discount should carry over to any non-recognition property received in exchange therefor (i.e., any New Common Stock, Rights Offering Subscription Rights or New Unsecured Notes). Any gain recognized by a U.S. Holder upon a subsequent disposition of such property would be treated as ordinary income to the extent of any accrued market discount carried over not previously included in income. To date, specific Treasury Regulations implementing this rule have not been issued. U.S. Holders are urged to consult their own tax advisors concerning the application of the market discount rules to their Claims.

8.	Subscription Rights.

A U.S. Holder that elects to exercise its Rights Offering Subscription Rights should be treated as purchasing, in exchange for its Rights Offering Subscription Rights and the amount of cash paid by the U.S. Holder to exercise such Rights Offering Subscription Rights, New Preferred Stock. Such a purchase should generally be treated as the exercise of an option under general tax principles, and such U.S. Holder should not recognize income, gain, or loss for U.S. federal income tax purposes when it exercises the Rights Offering Subscription Rights. A U.S. Holder’s aggregate tax basis in the New Preferred Stock should equal the sum of (i) the amount of cash paid by the U.S. Holder to exercise the Rights Offering Subscription Rights plus (ii) such U.S. Holder’s tax basis in the Rights Offering Subscription Rights immediately before the Rights Offering Subscription Rights are exercised. A U.S. Holder’s holding period for the New Preferred Stock received pursuant to such exercise should begin on the day following the Effective Date.

A U.S. Holder that elects not to exercise the Rights Offering Subscription Rights may be entitled to claim a loss equal to the amount of tax basis allocated to such Rights Offering Subscription Rights, subject to any limitation on such U.S. Holder’s ability to utilize capital losses. U.S. Holders electing not to exercise their Rights Offering Subscription Rights are urged to consult with their own tax advisors as to the tax consequences of such decision.

9.	Consequences of Owning and Disposing of New Common Stock and New Preferred Stock.

a.	Distributions with Respect to the New Common Stock and New Preferred Stock.

The gross amount of any distribution of cash or property (other than New Preferred Stock paid in-kind with respect to the New Preferred Stock, which will be treated as described in “Potential Constructive Distributions with Respect to the New Preferred Stock” below)) made to a U.S. Holder with respect to the New Common Stock or New Preferred Stock generally will be includible in gross income by a U.S. Holder as dividend income to the extent such distribution is paid out of current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed Reorganized Gulfport Holdco’s (or, in the case of Alternative Structure 1 or Alternative Structure 2, Reorganized Gulfport Parent’s) current and accumulated earnings and profits, the distribution (i) will be treated as a non-taxable return of the U.S. Holder’s adjusted basis in the New Common Stock or New Preferred Stock, as applicable, and (ii) thereafter as capital gain. Dividends received by non-corporate U.S. Holders may qualify for reduced rates of taxation. Subject to applicable limitations, a distribution which is treated as a dividend for U.S. federal income tax purposes may qualify for the dividends-received deduction if such amount is distributed to a corporate U.S. Holder and certain other requirements are satisfied.

b.	Potential Constructive Distributions with Respect to the New Preferred Stock.

Under section 305 of the Tax Code, holders of New Preferred Stock may be treated as receiving distributions with respect to their New Preferred Stock under section 301 of the Tax Code under a variety of circumstances. However, certain provisions of section 305 of the Tax Code apply only if the New Preferred Stock constitutes “preferred” stock for purposes of section 305 of the Tax Code (as opposed to “common” stock for purposes of section 305 of the Tax Code). The determination of whether stock constitutes “preferred” or “common” stock for purposes of section 305 of the Tax Code depends in large part upon whether the stock participates significantly in corporate growth (such stock colloquially being referred to as “participating preferred stock”). Participating preferred stock is treated as common stock for purposes of section 305 of the Tax Code and, accordingly, certain of the deemed distribution provisions of section 305 of the Tax Code are generally inapplicable to such stock.

Although the treatment of the New Preferred Stock under section 305 of the Tax Code is subject to uncertainty, the New Preferred Stock will participate with New Common Stock in dividends of Reorganized Gulfport Holdco (or, in the case of Alternative Structure 1 or Alternative Structure 2, Reorganized Gulfport Parent’s) on an as-converted basis, and, as a result of its ability to convert at any time, will receive upon liquidation the greater of (i) the liquidation preference, including any dividends accrued to the holder thereof, and (ii) what the holders of the New Preferred Stock would receive on an as-converted basis. Accordingly, the Debtors currently anticipate that the Reorganized Debtors will take the position that the New Preferred Stock will be treated as “common” stock for purposes of section 305 of the Tax Code. If such treatment under section 305 of the Tax Code is respected, any ordinary payment-in-kind distributions and preferred original issue discount (i.e., the excess of redemption price over issue price) (“Preferred OID”), if any, should not be subject to the deemed distribution provisions of section 305 of the Tax Code. Moreover, although subject to potential uncertainty, the Debtors currently anticipate that the Reorganized Debtors will take the position that any dividends made simultaneously to New Common Stock and New Preferred Stock should not result in a deemed distribution under section 305 of the Tax Code.

If the New Preferred Stock is treated as “preferred” stock under section 305 of the Tax Code, any Preferred OID on the New Preferred Stock will generally be required to be recognized as a dividend over the term of the New Preferred Stock on a constant-yield-to-maturity basis to the extent of the Reorganized Gulfport Holdco’s (or, in the case of Alternative Structure 1 or Alternative Structure 2, Reorganized Gulfport Parent’s) earnings and profits (and thereafter first as a return of capital which reduces basis and then, generally, capital gain, under the same rules applicable to other distributions in respect of the New Common Stock and New Preferred Stock, though any such amounts treated as a dividend will generally be ineligible for the reduced rate applicable to qualified dividend income or the dividends received deduction available to qualified corporations).

Further, if the New Preferred Stock is treated as “preferred” stock under section 305 of the Tax Code, there is a risk that payment-in-kind distributions and the resulting increases in the liquidation preference of the New Preferred Stock will be treated as a deemed dividend to the extent of Reorganized Gulfport Holdco’s (or, in the case of Alternative Structure 1 or Alternative Structure 2, Reorganized Gulfport Parent’s) earnings and profits (as described above).

In addition to the above rules, under certain circumstances, the payment-in-kind distributions with respect to the New Preferred Stock could be subject to treatment as a deemed distribution, even if the New Preferred Stock otherwise constitutes “common stock” for purposes of section 305 of the Tax Code. Such treatment could apply in the event distributions are made with respect to the New Common Stock (and the New Preferred Stock on an as-converted basis), because such distributions on the New Common Stock, in conjunction with the payment-in-kind distributions with respect to the New Preferred Stock, could implicate Treasury Regulation Section 1.305-7 and the disproportionate distribution rule of section 305 of the Tax Code. As described above, however, the Debtors currently anticipate that the Reorganized Debtors will take the position that any cash dividends made simultaneously to New Common Stock and New Preferred Stock should not result in a deemed distribution under section 305 of the Tax Code.

Holders of Claims receiving the New Preferred Stock are urged to consult their own tax advisors regarding the treatment of the New Preferred Stock under section 305 of the Tax Code.

c.	Conversion of New Preferred Stock to New Common Stock.

Subject to the discussion immediately below, the conversion of New Preferred Stock to New Common Stock should generally be a tax-free exchange pursuant to a recapitalization, with the result that the basis and holding period of the New Preferred Stock transfers to the New Common Stock in the hands of the converting U.S. Holder.

If, however, there are dividends in arrears on the New Preferred Stock and the fair market value of the New Common Stock received (determined immediately following the recapitalization) exceeds the issue price of the New Preferred Stock surrendered, then the conversion may result in a deemed distribution if (a) the conversion is “pursuant to a plan to periodically increase a shareholder’s proportionate interest in the assets or earnings and profits of the corporation” or (b) the New Preferred Stock does not constitute “common” stock for purposes of section 305 of the Tax Code. There is significant uncertainty with respect to whether clause (a) would apply to a conversion of the New Preferred Stock. In the event clause (b) applied to such conversion, a converting holder would be treated as receiving a deemed distribution in an amount equal to the lesser of (x) the amount of the dividends in arrears and (y) the excess of (i) the fair market value of the New Common Stock (determined immediately following the recapitalization) over (ii) the issue price of the New Preferred Stock surrendered, in each case, to the extent of the current or accumulated earnings and profits of Reorganized Gulfport Holdco (or, in the case of Alternative Structure 1 or Alternative Structure 2, Reorganized Gulfport Parent) as determined under U.S. federal income tax principles (and, thereafter, first as a return of capital which reduces basis and then, generally, capital gain, under the same rules applicable to other distributions in respect of the New Common Stock and New Preferred Stock, though any such amounts treated as a dividend will generally be ineligible for the reduced rate applicable to qualified dividend income or the dividends received deduction available to qualified corporations).

Holders of Claims receiving the New Preferred Stock are urged to consult their own tax advisors regarding the tax consequences of converting the New Preferred Stock.

d.	Sale, Redemption, Retirement or Other Taxable Disposition of New Common Stock and New Preferred Stock.

Unless a non-recognition provision applies and except as discussed in “Market Discount” above, a U.S. Holder generally will recognize capital gain or loss upon the sale, redemption, retirement, or other taxable disposition of New Common Stock or New Preferred Stock. Such capital gain or loss will be long-term capital gain or loss if at the time of such disposition, the U.S. Holder held the New Common Stock or New Preferred Stock, as applicable, for more than one year. Long-term capital gains of an individual taxpayer generally are taxed at preferential rates. Under the recapture rules of section 108(e)(7) of the Tax Code, a U.S. Holder may be required to treat gain recognized on such a disposition of the New Common Stock or New Preferred Stock as ordinary income if such U.S. Holder took a bad debt deduction with respect to its Claim or recognized an ordinary loss on the exchange of its Claim for New Common Stock or New Preferred Stock.

However, if there are unpaid accrued and declared dividends on the New Preferred Stock at the time of the sale, redemption, retirement or other taxable disposition of the New Preferred Stock, then, generally, the portion of the consideration attributable to those dividends will be treated as a dividend to the extent of the current or accumulated earnings and profits of Reorganized Gulfport Holdco (or, in the case of Alternative Structure 1 or Alternative Structure 2, Reorganized Gulfport Parent) as determined under U.S. federal income tax principles (and, thereafter, first as a return of capital which reduces basis and then, generally capital gain, under the same rules applicable to other distributions in respect of the New Common Stock and New Preferred Stock).

10.	Consequences of Owning and Disposing of the Exit Facility and New Unsecured Notes.

a.	Issue Price of the Exit Facility and New Unsecured Notes.

The determination of “issue price” for purposes of the analysis herein will depend, in part, on (i) whether the RBL Claims or Exit Facility are traded on an “established market” at any time during the 31-day period ending fifteen (15) days after the Effective Date and (ii) whether the Notes or New Unsecured Notes are traded on an “established market” at any time during the 31-day period ending fifteen (15) days after the Effective Date. In general, a debt instrument will be treated as traded on an established market if (a) a “sales price” for an executed purchase of the debt instrument appears on a medium that is made available to issuers of debt instruments, persons that regularly purchase or sell debt instruments, or persons that broker purchases or sales of debt instruments; (b) a “firm” price quote for the debt instrument is available from at least one broker, dealer, or pricing service for property and the quoted price is substantially the same as the price for which the person receiving the quoted price could purchase or sell the property; or (c) there are one or more “indicative” quotes available from at least one broker, dealer, or pricing service for property. The issue price of a debt instrument that is traded on an established market would be the fair market value of such debt instrument on the issue date as determined by such trading. The issue price of a debt instrument that is not traded on an established market but is issued in exchange for property traded on an established market would be the fair market value of such property on the issue date as determined by such trading. If the Exit Facility or New Unsecured Notes, as applicable, are not treated as traded on an established market nor issued for other property so traded, the issue price of the Exit Facility or New Unsecured Notes, as applicable, generally would be its stated principal amount (because the interest rate on the Exit Facility and New Unsecured Notes is expected to exceed the applicable federal rate published by the IRS).

b.	Stated Interest on the Exit Facility and New Unsecured Notes.

Each payment of stated interest on the Exit Facility and New Unsecured Notes generally will be taxable to a U.S. Holder of the Exit Facility and New Unsecured Notes as ordinary income at the time it is paid or accrued in accordance with the U.S. Holder’s usual method of accounting for tax purposes.

c.	Accrual of Original Issue Discount on the Exit Facility or New Unsecured Loans.

The Exit Facility or New Unsecured Loans, as applicable, may be treated as issued with original issue discount (“OID”). A debt instrument generally has OID if its “stated redemption price at maturity” exceeds its “issue price” (as described above) by more than a de minimis amount. The “stated redemption price at maturity” of the Exit Facility or New Unsecured Loans, as applicable, for this purpose would include all principal and interest payable over the term of such debt instrument, other than “qualified stated interest,” (i.e., stated interest that is unconditionally payable at least annually at a constant rate in cash or property (other than debt of the issuer)). The stated interest payable on the Exit Facility and New Unsecured Loans should be considered qualified stated interest for this purpose.

If the Exit Facility or New Unsecured Loans are issued with OID, a U.S. Holder of such Exit Facility or New Unsecured Loans, as applicable, generally will be required to include OID in gross income as it accrues over the term of the loan in accordance with a constant yield-to-maturity method, regardless of whether the U.S. Holder is a cash or accrual method taxpayer, and regardless of whether and when the U.S. Holder receives cash payments of interest on the obligation. Accordingly, a U.S. Holder could be treated as receiving interest income in advance of a corresponding receipt of cash. Any OID that a U.S. Holder includes in income will increase the holder’s adjusted tax basis in the Exit Facility or New Unsecured Loans, as applicable. A U.S. Holder generally will not be required to include separately in income cash payments (other than in respect of qualified stated interest) received on the Exit Facility or New Unsecured Loans; instead, such payments will reduce the U.S. Holder’s adjusted tax basis in the Exit Facility or New Unsecured Loans by the amount of the payment.

The amount of OID includible in income for a taxable year by a U.S. Holder generally equals the sum of the daily portions of OID that accrue on the Exit Facility or New Unsecured Loans, as applicable, for each day during the taxable year on which such Holder holds the Exit Facility or New Unsecured Loans, as applicable, whether reporting on the cash or accrual basis of accounting for U.S. federal income tax purposes. The daily portion is determined by allocating to each day of an accrual period (generally, the period between interest payments or compounding dates) a pro rata portion of the OID allocable to such accrual period. The amount of OID that will accrue during an accrual period is the product of the “adjusted issue price” of the Exit Facility or New Unsecured Loans, as applicable, at the beginning of the accrual period multiplied by the yield to maturity of the Exit Facility or New Unsecured Loans, as applicable, less the amount of any qualified stated interest allocable to such accrual period. The “adjusted issue price” of the Exit Facility or New Unsecured Loans, as applicable, at the beginning of an accrual period will equal its issue price, increased by the aggregate amount of OID that has accrued on the Exit Facility or New Unsecured Loans, as applicable, in all prior accrual periods, and decreased by any payments made during all prior accrual periods on the Exit Facility or New Unsecured Loans, as applicable, other than qualified stated interest.

THE RULES REGARDING THE DETERMINATION OF ISSUE PRICE AND OID ARE COMPLEX, AND THE OID RULES DESCRIBED ABOVE MAY NOT APPLY IN ALL CASES. ACCORDINGLY, EACH HOLDER OF THE EXIT FACILITY OR NEW UNSECURED LOANS IS URGED TO CONSULT ITS TAX ADVISOR REGARDING THE POSSIBLE APPLICATION OF THE OID RULES TO THE EXIT FACILITY OR NEW UNSECURED LOANS.

d.	Sale, Redemption, or Repurchase of the Exit Facility or New Unsecured Notes.

Unless a non-recognition provision applies, a U.S. Holder of the Exit Facility or New Unsecured Notes generally will recognize capital gain or loss upon the sale, redemption, or other disposition of the Exit Facility or New Unsecured Notes. Such capital gain or loss will be long-term capital gain or loss if at the time of the sale, exchange, retirement, or other taxable disposition, the U.S. Holder’s holding period in the Exit Facility or New Unsecured Notes, as applicable, is more than one year. Long-term capital gain of an individual taxpayer generally is taxed at preferential rates. The deductibility of capital losses is subject to certain limitations as discussed in “Limitation on the Use of Capital Losses” below.

11.	Limitation on the Use of Capital Losses.

A U.S. Holder of a Claim who recognizes capital losses as a result of the distributions under the Plan or as a result of the disposition of the Exit Facility, New Common Stock, New Preferred Stock or New Unsecured Notes received under the Plan will be subject to limits on the use of such capital losses. For a non-corporate U.S. Holder, capital losses may be used to offset any capital gains (without regard to holding periods), and also ordinary income to the extent of the lesser of (x) $3,000 ($1,500 for married individuals filing separate returns) and (y) the excess of the capital losses over the capital gains. A non-corporate U.S. Holder may carry over unused capital losses and apply them against future capital gains and a portion of their ordinary income for an unlimited number of years. For corporate U.S. Holders, capital losses may only be used to offset capital gains. A corporate U.S. Holder that has more capital losses than may be used in a tax year may carry back unused capital losses to the three years preceding the capital loss year or may carry over unused capital losses for the five years following the capital loss year.

D.	Certain U.S. Federal Income Tax Consequences to Certain Non-U.S. Holders of Allowed Claims Entitled To Vote.

1.	Gain Recognition.

Whether a non-U.S. Holder realizes gain or loss on the sale, exchange or other disposition, and the amount of any such gain or loss, is generally determined in the same manner as set forth above in connection with U.S. Holders.

Any gain realized by a non-U.S. Holder on the sale, exchange or other disposition of its Claim generally will not be subject to U.S. federal income taxation unless (i) the non-U.S. Holder is an individual who was present in the United States for 183 days or more during the taxable year in which the restructuring transactions occur and certain other conditions are met or (ii) such gain is effectively connected with the conduct by such non-U.S. Holder of a trade or business in the United States (and if an income tax treaty applies, such gain is attributable to a permanent establishment maintained by such non-U.S. Holder in the United States).

If the first exception applies, the non-U.S. Holder generally will be subject to U.S. federal income tax at a rate of 30 percent (or at a reduced rate or exemption from tax under an applicable income tax treaty) on the amount by which such non-U.S. Holder’s capital gains allocable to U.S. sources exceed its capital losses allocable to U.S. sources during the taxable year of the sale, exchange or other disposition. If the second exception applies, the non-U.S. Holder generally will be subject to U.S. federal income tax with respect to any gain realized on the sale, exchange or other disposition at regular graduated U.S. federal income tax rates as if it were a “United States person” (as defined in the Tax Code). In addition, if such non-U.S. Holder is a corporation, it may be subject to a branch profits tax equal to 30 percent (or such lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments. In order to claim an exemption from withholding tax, such non-U.S. Holder will be required to provide a properly executed IRS Form W-8ECI (or such successor form as the IRS designates).

2.	Interest.

Payments made to a non-U.S. Holder pursuant to the Plan that are attributable to accrued but unpaid interest with respect to its Claims and interest payments made (or OID accruals) in respect of the Exit Facility or New Unsecured Notes generally will not be subject to U.S. federal income or withholding tax, provided that (a) such non-U.S. Holder does not actually or constructively own 10 percent or more of the total combined voting power of all classes of the stock of (i) Gulfport Parent (with respect to interest attributable to the Claims) or (ii) Reorganized Gulfport Parent (or, in the case of Alternative Structure 2, Reorganized Gulfport Holdco) (with respect to interest (including OID) attributable to the New Unsecured Notes or Exit Facility), as applicable, (b) such non-U.S. Holder is not a “controlled foreign corporation” that is a “related person” with respect to (i) Gulfport Parent (with respect to interest attributable to the Claims) or (ii) Reorganized Gulfport Parent (or, in the case of Alternative Structure 2, Reorganized Gulfport Holdco) (with respect to interest (including OID) attributable to the New Unsecured Notes or Exit Facility), as applicable (each, within the meaning of the Tax Code), and (c) the withholding agent has received or receives, prior to payment, appropriate documentation (generally, IRS Form W-8BEN or W-8BEN-E) establishing that the non-U.S. Holder is not a U.S. person (the “Portfolio Interest Exception”). However, the Portfolio Interest Exception is not available with respect to interest that is effectively connected with the conduct by the non-U.S. Holder of a trade or business within the United States (in which case, provided the non-U.S. Holder provides a properly executed IRS Form W-8ECI (or successor form) to the withholding agent, the non-U.S. Holder (x) generally will not be subject to withholding tax, but (y) will be subject to U.S. federal income tax in the same manner as a U.S. Holder (unless an applicable income tax treaty provides otherwise), and a non-U.S. Holder that is a corporation for U.S. federal income tax purposes may also be subject to a branch profits tax with respect to such non-U.S. Holder’s effectively connected earnings and profits that are attributable to the interest at a rate of 30 percent (or at a reduced rate or exemption from tax under an applicable income tax treaty)). A non-U.S. Holder that does not qualify for the Portfolio Interest Exception with respect to interest that is not effectively connected income generally will be subject to withholding of U.S. federal income tax at a 30 percent rate (or at a reduced rate or exemption from tax under an applicable income tax treaty) on payments that are attributable to accrued but unpaid interest. For purposes of providing a properly executed IRS Form W-8BEN or W-8BEN-E, special procedures are provided under applicable Treasury Regulations for payments through qualified foreign intermediaries or certain financial institutions that hold customers’ securities in the ordinary course of their trade or business.

3.	Consequences of Owning New Common Stock and New Preferred Stock.

a.	Distributions on the New Common Stock and New Preferred Stock.

The gross amount of any distribution of cash or property made to a non-U.S. Holder with respect to New Common Stock or New Preferred Stock generally will be treated the same as described with respect to U.S. Holders above.

Subject to the withholding requirements under FATCA (as defined below) and with respect to effectively connected dividends, each of which is discussed below, any dividend made to a non-U.S. Holder on the New Common Stock or New Preferred Stock, as applicable, generally will be subject to U.S. withholding tax at a rate of 30% of the gross amount of the dividend unless an applicable income tax treaty provides for a lower rate. To receive the benefit of a reduced income tax treaty rate of withholding, a non-U.S. Holder must provide the applicable withholding agent with an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) certifying qualification for the reduced rate.

If dividends paid to a non-U.S. Holder are effectively connected with such non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), such dividends will be exempt from the U.S. federal withholding tax described above. Any such effectively connected dividends will be subject to U.S. federal income tax at regular graduated U.S. federal income tax rates as if it were a “United States person” (as defined in the Tax Code). A non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include such effectively connected dividends.

b.	Potential Constructive Distributions with Respect to New Preferred Stock.

As discussed above, holders of New Preferred Stock may be treated as receiving deemed distributions under a variety of circumstances. To the extent that any such constructive distributions are deemed to occur, they will constitute dividends for U.S. federal income tax purposes to the extent of Reorganized Gulfport Holdco’s (or, in the case of Alternative Structure 1 or Alternative Structure 2, Reorganized Gulfport Parent’s) current or accumulated earnings and profits as determined under U.S. federal income tax principles (and thereafter first as a return of capital which reduces basis and then, generally, capital gain), and thus subject to the same withholding and information reporting regimes described above with respect to distributions on the New Common Stock and New Preferred Stock.

Under Treasury Regulations issued pursuant to section 871(m) of the Tax Code, withholding at a rate of 30 percent (subject to certain treaty considerations) would apply to certain “dividend equivalent” payments made or deemed made to Non-U.S. Holders in respect of financial instruments that reference U.S. stocks. The Treasury Regulations promulgated under section 871(m) do not apply to a payment to the extent that the payment is already treated as a deemed dividend under the rules described above, and therefore generally would not apply in respect of adjustments to the conversion rate of the New Preferred Stock. However, because the section 871(m) rules are complex, it is possible that they will apply in certain circumstances in which the deemed dividend rules described above do not apply, in which case the section 871(m) rules might require withholding at a different time or amount than the deemed dividend. Importantly, in Notice 2020-2, the IRS extended certain transition relief that makes section 871(m) of the Tax Code inapplicable to instruments that are not so-called “delta one” instruments.

c.	Conversion of New Preferred Stock to New Common Stock.

The characterization of the conversion of New Preferred Stock to New Common for a non-U.S. Holder will generally be the same as for a U.S. Holder, as described above, and any dividend income that a non-U.S. Holder realizes as a result of the conversion of New Preferred Stock to New Common Stock will be subject to the same withholding and information reporting regimes described above with respect to distributions on the New Common Stock and New Preferred Stock.

4.	Sale, Redemption, Retirement or Other Taxable Disposition of New Common Stock, New Preferred Stock the Exit Facility or New Unsecured Notes.

A non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to any gain realized on the sale, redemption, retirement or other taxable disposition (including a cash redemption) of its New Common Stock, New Preferred Stock, the Exit Facility or New Unsecured Notes unless:

●	such non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other requirements are met;

●	such gain is effectively connected with such non-U.S. Holder’s conduct of a U.S. trade or business (and if an income tax treaty applies, such gain is attributable to a permanent establishment maintained by such non-U.S. Holder in the United States); or

●	with respect to the New Common Stock or New Preferred Stock, Reorganized Gulfport Holdco (or, in the case of Alternative Structure 1 or Alternative Structure 2, Reorganized Gulfport Parent) is or has been during a specified testing period a “U.S. real property holding corporation” (a “USRPHC”) for U.S. federal income tax purposes.

If the first exception applies, the non-U.S. Holder generally will be subject to U.S. federal income tax at a rate of 30 percent (or at a reduced rate or exemption from tax under an applicable income tax treaty) on the amount by which such non-U.S. Holder’s capital gains allocable to U.S. sources exceed its capital losses allocable to U.S. sources during the taxable year of disposition. If the second exception applies, the non-U.S. Holder generally will be subject to U.S. federal income tax with respect to such gain at regular graduated U.S. federal income tax rates as if it were a “United States person” (as defined in the Tax Code), and a non-U.S. Holder that is a corporation for U.S. federal income tax purposes may also be subject to a branch profits tax with respect to earnings and profits effectively connected with a U.S. trade or business that are attributable to such gains at a rate of 30% (or at a reduced rate or exemption from tax under an applicable income tax treaty). To claim such exemption from withholding tax, a non-U.S. Holder must provide a properly executed IRS Form W-8ECI (or successor form).

If the third exception applies in the case of a sale, redemption, retirement or other taxable disposition of New Common Stock or New Preferred Stock, the non-U.S. Holder generally will be subject to U.S. federal income tax on any gain recognized on the disposition of all or a portion of its New Common Stock or New Preferred Stock and will be required to file U.S. federal income tax returns. Taxable gain from the disposition of an interest in a USRPHC (generally equal to the difference between the amount realized and such non-U.S. Holder’s adjusted tax basis in such interest) will constitute effectively connected income. Further, the buyer of the New Common Stock or New Preferred Stock will be required to withhold an amount equal to 15% of the amount realized on the disposition. The amount of any such withholding would be allowed as a credit against the non-U.S. Holder’s U.S. federal income tax liability and may entitle the non-U.S. Holder to a refund, provided that the non-U.S. Holder properly and timely files a tax return with the IRS.

In general, a corporation is a USRPHC with respect to a non-U.S. Holder if the fair market value of the corporation’s U.S. real property interests (as defined in the Tax Code and applicable Treasury Regulations) equals or exceeds 50% of the aggregate fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (applying certain look-through rules to evaluate the assets of subsidiaries) at any time within the shorter of (a) the five-year period ending on the date of the applicable disposition or (b) the non-U.S. Holder’s holding period for its interests in the corporation. The Debtors expect that Reorganized Gulfport Holdco (or, in the case of Alternative Structure 1 or Alternative Structure 2, Reorganized Gulfport Parent) will be a USRPHC as of the Effective Date, and thus expect that the New Common Stock and New Preferred Stock will constitute a United States real property interest under the Tax Code. However, in general, the provisions described above will not apply (a) upon a disposition of New Common Stock if at all times during the shorter of the five-year period preceding the disposition date or the non-U.S. Holder’s holding period in the New Common Stock, (i) the non-U.S. Holder did not directly or indirectly own more than 5% of the value of the New Common Stock during a specified testing period and (ii) the New Common Stock is regularly traded on an established securities market or (b) upon a disposition of New Preferred Stock if either (i) (1) the New Common Stock is regularly traded on an established securities market, (2) the New Preferred Stock is not regularly traded, and (3) the fair market value of the New Preferred Stock owned, actually or constructively, by the non-U.S. Holder on the date the New Preferred Stock was acquired is equal to or less than the fair market value of 5% of the value of New Common Stock or (ii) (1) the New Preferred Stock is regularly traded, and (2) the non-U.S. Holder owns, actually or constructively, 5% or less of the outstanding New Preferred Stock. It is expected at this time that the New Common Stock will be treated as regularly traded, but no assurance can be given.

5.	FATCA.

Under sections 1471 through 1474 of the Tax Code (“FATCA”), foreign financial institutions and certain other foreign entities must report certain information with respect to their U.S. accountholders and investors or be subject to withholding on the receipt of “withholdable payments.” For this purpose, “withholdable payments” are generally U.S. source payments of fixed or determinable, annual, or periodical income (including dividends, if any, on New Common Stock or New Preferred Stock and interest with respect to the Exit Facility or New Unsecured Notes), and, subject to the proposed Treasury Regulations described below, also include gross proceeds from the sale of any property of a type which can produce U.S. source interest or dividends. FATCA withholding will apply even if the applicable payment would not otherwise be subject to U.S. federal nonresident withholding tax.

Previously, withholding with respect to gross proceeds from the disposition of certain property like the RBL Claims, Notes Claims, Exit Facility, New Common Stock, New Preferred Stock, and New Unsecured Notes was scheduled to begin on January 1, 2019; however, such withholding has been eliminated under proposed Treasury Regulations, which can be relied on until final regulations become effective. Each non-U.S. Holder is urged to consult its own tax advisor regarding the possible impact of these rules on such non-U.S. Holder.

E.	Information Reporting and Backup Withholding.

The Debtors, the Reorganized Debtors, and any other applicable withholding agent will withhold all amounts required by law to be withheld from payments of interest, dividends and other amounts payable under the Plan or in connection with payments made on account of consideration received pursuant to the Plan. The Debtors will comply with all applicable reporting requirements of the Tax Code. In general, information reporting requirements may apply to distributions or payments made to a Holder of a Claim under the Plan, as well as future payments made with respect to the consideration received under the Plan. In addition, backup withholding of taxes will generally apply to payments in respect of a Claim under the Plan, as well as future payments made with respect to the consideration received under the Plan, unless, in the case of a U.S. Holder, such U.S. Holder provides a properly executed IRS Form W-9 or, in the case of a non-U.S. Holder, such non-U.S. Holder provides a properly executed applicable IRS Form W-8 (or, in each case, such Holder otherwise establishes eligibility for an exemption).

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a Holder’s U.S. federal income tax liability, and the Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing an appropriate claim for refund with the IRS (generally, a federal income tax return).

In addition, the Treasury Regulations generally require disclosure by a taxpayer on its U.S. federal income tax return of certain types of transactions in which the taxpayer participated, including, among other types of transactions, certain transactions that result in the taxpayer’s claiming a loss in excess of specified thresholds. Holders are urged to consult their tax advisors regarding these regulations and whether the transactions contemplated by the Plan would be subject to these regulations and require disclosure on the Holders’ tax returns.

THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE PLAN ARE COMPLEX. THE FOREGOING SUMMARY DOES NOT DISCUSS ALL ASPECTS OF U.S. FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO A PARTICULAR HOLDER IN LIGHT OF SUCH HOLDER’S CIRCUMSTANCES AND INCOME TAX SITUATION. ALL HOLDERS SHOULD CONSULT WITH THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE TRANSACTIONS CONTEMPLATED BY THE PLAN, INCLUDING THE APPLICABILITY AND EFFECT OF ANY U.S. STATE OR LOCAL, OR NON-U.S. TAX LAWS, AND OF ANY CHANGE IN APPLICABLE TAX LAWS.

XIII.	Restructuring transactions

The Plan contemplates a number of restructuring transactions that will be effectuated prior to or on the Effective Date in connection with the Plan:  (i) the DIP Facility and Exit Facility provided by the RBL Lenders, (ii) the cancellation of General Unsecured Claims and Notes Claims in exchange for 100% of the New Common Stock, subject to dilution on account of the Rights Offering, and New Unsecured Notes, and (iii) the Rights Offering.

More specifically, pursuant to the Plan and as set forth in the Restructuring Steps Memorandum, the Debtors intend to implement a flip merger at least one day prior to or on the Effective Date. At least one day prior to the Effective Date of the Plan, Gulfport Parent will form a new corporate subsidiary, Reorganized Gulfport Holdco, which in turn will form a new corporate subsidiary (the “Merger Subsidiary”). Immediately following the formation of these subsidiaries, the Merger Subsidiary will merge with and into Gulfport Parent, with Gulfport Parent surviving as a wholly-owned subsidiary of Reorganized Gulfport Holdco. Pursuant to the Flip Merger, (a) Holders of Existing Common Stock will exchange their Existing Common Stock for New Common Stock, (b) the nominal interests of Reorganized Gulfport Holdco held by Gulfport Parent will be canceled, and (c) Reorganized Gulfport Holdco will become the new publicly traded parent corporation. On the Effective Date or as soon as reasonably practicable thereafter, Reorganized Gulfport Holdco will contribute New Common Stock and Rights Offering Subscription Rights to Gulfport Parent. Immediately following such contribution, (i) Class 4A and Class 5A Creditors will exchange their Allowed General Unsecured Claims against Gulfport Parent and Allowed Notes Claims against Gulfport Parent with Gulfport Parent for New Common Stock and (ii) Class 4B and Class 5B Creditors will exchange their Allowed General Unsecured Claims against Gulfport Subsidiaries and Allowed Notes Claims against Gulfport Subsidiaries with Reorganized Gulfport Parent for New Unsecured Notes, New Common Stock, and Rights Offering Subscription Rights. All Interests in Reorganized Gulfport Holdco held by Holders of Existing Interests as a result of the Flip Merger will be canceled.

However, it is possible that the parties will instead utilize Alternative Structure 1 or Alternative Structure 2, in which case, the New Common Stock, Rights Offering Subscription Rights, and New Preferred Stock will instead represent interests in Gulfport Parent and the Restructuring Transactions will be effected as set forth in the Restructuring Steps Memorandum.

XIV.	Recommendation

In the opinion of the Debtors, the Plan is preferable to all other available alternatives and provides for a larger distribution to the Debtors’ creditors than would otherwise result in any other scenario. Accordingly, the Debtors recommend that Holders of Claims entitled to vote on the Plan vote to accept the Plan and support Confirmation of the Plan.

Dated: February 23, 2021	Gulfport Energy Corporation

/s/ Mark Rajcevich
Mark Rajcevich
Chief Restructuring Officer
GULFPORT ENERGY CORPORATION

EXHIBIT A

Plan of Reorganization

A-1

THIS PLAN IS BEING SUBMITTED FOR APPROVAL BUT HAS NOT BEEN APPROVED BY THE BANKRUPTCY COURT. THE INFORMATION IN THE PLAN IS SUBJECT TO CHANGE. THIS PLAN IS NOT AN OFFER TO SELL ANY SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY ANY SECURITIES.

IN THE UNITED STATES BANKRUPTCY COURT
FOR THE SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

)
In re:	)	Chapter 11
)
GULFPORT ENERGY CORPORATION, et al.,[1]	)	Case No. 20-35562 (DRJ)
)
Debtors.	)	(Jointly Administered)
)

JOINT CHAPTER 11 PLAN OF REORGANIZATION

OF GULFPORT ENERGY CORPORATION AND ITS DEBTOR SUBSIDIARIES

JACKSON WALKER L.L.P.		KIRKLAND & ELLIS LLP
Matthew D. Cavenaugh (TX Bar No. 24062656)		KIRKLAND & ELLIS INTERNATIONAL LLP
Veronica A. Polnick (TX Bar No. 24079148)		Edward O. Sassower, P.C.
Cameron A. Secord (TX Bar No. 24093659)		Steven N. Serajeddini, P.C. (admitted pro hac vice)
1401 McKinney Street, Suite 1900		601 Lexington Avenue
Houston, Texas 77010		New York, New York 10022
Telephone:	(713) 752-4200	Telephone:	(212) 446-4800
Facsimile:	(713) 752-4221	Facsimile:	(212) 446-4900
Email:	mcavenaugh@jw.com	Email:	edward.sassower@kirkland.com
	vpolnick@jw.com		steven.serajeddini@kirkland.com
	csecord@jw.com	-and-

Christopher S. Koenig (admitted pro hac vice)
300 North LaSalle Street
Chicago, Illinois 60654
		Telephone:	(312) 862-2000
		Facsimile:	(312) 862-2200
Dated: February 23, 2021		Email:	chris.koenig@kirkland.com

Co-Counsel to the Debtors
and Debtors in Possession

[1]	The Debtors in these chapter 11 cases, along with the last four digits of each Debtor’s federal tax identification number, are: Gulfport Energy Corporation (1290); Gator Marine, Inc. (1710); Gator Marine Ivanhoe, Inc. (4897); Grizzly Holdings, Inc. (9108); Gulfport Appalachia, LLC (1290); Gulfport MidCon, LLC (1290); Gulfport Midstream Holdings, LLC (1290); Jaguar Resources LLC (1290); Mule Sky LLC (6808); Puma Resources, Inc. (6507); and Westhawk Minerals LLC (1290). The location of the Debtors’ service address is: 3001 Quail Springs Parkway, Oklahoma City, Oklahoma 73134.

ARTICLE I. DEFINED TERMS, RULES OF INTERPRETATION, COMPUTATION OF TIME, AND GOVERNING LAW		1
A.	Defined Terms.	1
B.	Rules of Interpretation.	17
C.	Computation of Time.	17
D.	Governing Law.	18
E.	Reference to Monetary Figures.	18
F.	Reference to the Debtors or the Reorganized Debtors.	18
G.	Controlling Document.	18
H.	Consultation, Information, Notice, and Consent Rights.	18

ARTICLE II. ADMINISTRATIVE CLAIMS, DIP CLAIMS, PRIORITY CLAIMS, AND RESTRUCTURING EXPENSES		19
A.	Administrative Claims	19
B.	DIP Claims.	19
C.	Professional Fee Claims.	20
D.	Priority Tax Claims.	21
E.	Payment of Statutory Fees	21
F.	Transaction Expenses.	21

ARTICLE III. CLASSIFICATION AND TREATMENT OF CLAIMS AND INTERESTS		22
A.	Classification of Claims and Interests.	22
B.	Treatment of Claims and Interests	23
C.	Special Provision Governing Unimpaired Claims.	27
D.	Elimination of Vacant Classes.	27
E.	Voting Classes, Presumed Acceptance by Non-Voting Classes.	28
F.	Intercompany Interests.	28
G.	Confirmation Pursuant to Sections 1129(a)(10) and 1129(b) of the Bankruptcy Code.	28
H.	Controversy Concerning Impairment.	28
I.	Subordinated Claims and Interests.	28

ARTICLE IV. MEANS FOR IMPLEMENTATION OF THIS PLAN		29
A.	General Settlement of Claims and Interests.	29
B.	Restructuring Transactions.	29
C.	Reorganized Debtors.	30
D.	Sources of Consideration for Plan Distributions.	30
E.	Exemption from Registration Requirements.	33
F.	Corporate Existence.	34
G.	Vesting of Assets in the Reorganized Debtors.	34
H.	Cancellation of Existing Securities and Agreements.	34
I.	Corporate Action.	35
J.	New Organizational Documents.	35
K.	Indemnification Obligations.	36
L.	Managers and Officers of the Reorganized Debtors.	36
M.	Effectuating Documents; Further Transactions	36
N.	Section 1146 Exemption.	36
O.	Director and Officer Liability Insurance.	37
P.	Management Incentive Plan.	37
Q.	Employee and Retiree Benefits.	38
R.	Preservation of Causes of Action.	38

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ARTICLE V. TREATMENT OF EXECUTORY CONTRACTS AND UNEXPIRED LEASES		39
A.	Assumption and Rejection of Executory Contracts and Unexpired Leases.	39
B.	Claims Based on Rejection of Executory Contracts or Unexpired Leases.	40
C.	Cure of Defaults for Assumed Executory Contracts and Unexpired Leases.	41
D.	Preexisting Obligations to the Debtors under Executory Contracts and Unexpired Leases.	42
E.	Insurance Policies.	42
F.	Reservation of Rights.	42
G.	Nonoccurrence of Effective Date.	42
H.	Employee Compensation and Benefits	42
I.	Contracts and Leases Entered into after the Petition Date.	43
J.	Royalty and Working Interests.	43

ARTICLE VI. PROVISIONS GOVERNING DISTRIBUTIONS		44
A.	Distributions on Account of Claims Allowed as of the Effective Date.	44
B.	Disbursing Agent	44
C.	Rights and Powers of Disbursing Agent.	45
D.	Delivery of Distributions and Undeliverable or Unclaimed Distributions	45
E.	Manner of Payment.	47
F.	Indefeasible Distributions	47
G.	Section 1145 Exemption.	47
H.	Compliance with Tax Requirements.	47
I.	Allocations	48
J.	No Postpetition Interest on Claims	48
K.	Foreign Currency Exchange Rate	48
L.	Setoffs and Recoupment	48
M.	Claims Paid or Payable by Third Parties.	48

ARTICLE VII. PROCEDURES FOR RESOLVING CONTINGENT, UNLIQUIDATED, AND DISPUTED CLAIMS		49
A.	Allowance of Claims.	49
B.	Claims Administration Responsibilities.	49
C.	Estimation of Claims.	50
D.	Disputed Claims Reserve.	50
E.	Adjustment to Claims or Interests without Objection.	51
F.	Time to File Objections to Claims.	51
G.	Disallowance of Claims or Interests	51
H.	Amendments to Claims.	51
I.	No Distributions Pending Allowance.	51
J.	Distributions After Allowance.	51
K.	Single Satisfaction of Claims.	52

ARTICLE VIII. SETTLEMENT, RELEASE, INJUNCTION, AND RELATED PROVISIONS		52
A.	Discharge of Claims and Termination of Interests	52
B.	Release of Liens.	52
C.	Releases by the Debtors.	53
D.	Releases by the Releasing Parties.	54
E.	Exculpation.	55
F.	Injunction.	55
G.	SEC Rights Reserved.	56
H.	Protections Against Discriminatory Treatment.	56
I.	Document Retention.	56
J.	Reimbursement or Contribution.	56

ARTICLE IX. CONDITIONS PRECEDENT TO CONSUMMATION OF THIS PLAN		57
A.	Conditions Precedent to the Effective Date.	57
B.	Waiver of Conditions.	58
C.	Effect of Failure of Conditions	59
D.	Substantial Consummation	59

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ARTICLE X. EFFECT OF CONFIRMATION OF THE PLAN		59
A.	Jurisdiction and Venue.	59
B.	Order Approving the Disclosure Statement	59
C.	Voting Report.	59
D.	Judicial Notice.	60
E.	Transmittal and Mailing of Materials; Notice.	60
F.	Solicitation	60
G.	Burden of Proof.	60
H.	Bankruptcy Rule 3016(a) Compliance.	60
I.	Compliance with the Requirements of Section 1129 of the Bankruptcy Code.	61
J.	Securities Under the Plan.	66
K.	Releases and Discharges.	66
L.	Release and Retention of Causes of Action.	66
M.	Approval of Restructuring Support Agreement, Backstop Commitment Agreement, and Other Restructuring Documents and Agreements.	66
N.	Confirmation Hearing Exhibits.	67
O.	Objections to Confirmation of the Plan	67
P.	Retention of Jurisdiction.	67
Q.	Plan Supplement.	67

ARTICLE XI. MODIFICATION, REVOCATION, OR WITHDRAWAL OF THIS PLAN		67
A.	Modification and Amendments.	67
B.	Effect of Confirmation on Modifications.	67
C.	Revocation or Withdrawal of Plan.	68

ARTICLE XII. RETENTION OF JURISDICTION		68

ARTICLE XIII. MISCELLANEOUS PROVISIONS		70
A.	Immediate Binding Effect.	70
B.	Additional Documents	70
C.	Statutory Committee Survival.	70
D.	Reservation of Rights.	70
E.	Successors and Assigns.	71
F.	Notices.	71
G.	Term of Injunctions or Stays.	72
H.	Entire Agreement.	73
I.	Plan Supplement.	73
J.	Nonseverability of Plan Provisions.	73
K.	Votes Solicited in Good Faith.	73
L.	Closing of Chapter 11 Cases.	74
M.	Waiver or Estoppel.	74

iii

INTRODUCTION

Gulfport Energy Corporation and the other above-captioned debtors and debtors in possession (collectively, the “Debtors”) propose this joint chapter 11 plan of reorganization (as amended, supplemented, or otherwise modified from time to time, this “Plan”) for the resolution of the outstanding Claims against, and Interests in, the Debtors. Although proposed jointly for administrative purposes, the Plan constitutes a separate Plan for each Debtor. Holders of Claims or Interests may refer to the Disclosure Statement for a discussion of the Debtors’ history, businesses, assets, results of operations, historical financial information, risk factors, a summary and analysis of the Plan, the Restructuring Transactions, and certain related matters. The Debtors are the proponents of the Plan within the meaning of section 1129 of the Bankruptcy Code.

Reference is made to the accompanying Disclosure Statement for the Joint Chapter 11 Plan of Reorganization of Gulfport Energy Corporation and its Debtor Affiliates for a discussion on the Debtors’ history, business, properties and operations, valuation, projections, risk factors, a summary and analysis of the Plan and the transactions contemplated thereby, and certain related matters.

ALL HOLDERS OF CLAIMS AGAINST AND INTERESTS IN THE DEBTORS, TO THE EXTENT APPLICABLE, ARE ENCOURAGED TO READ THIS PLAN AND THE DISCLOSURE STATEMENT IN THEIR ENTIRETY BEFORE VOTING TO ACCEPT OR REJECT THIS PLAN.

ARTICLE I.

DEFINED TERMS, RULES OF INTERPRETATION,

COMPUTATION OF TIME, AND GOVERNING LAW

A.	Defined Terms.

As used in the Plan, capitalized terms have the meanings set forth below.

1. “2023 Notes” means the 6.625% senior notes due 2023, issued by Gulfport Parent pursuant to the 2023 Notes Indenture.

2. “2023 Notes Indenture” means the Indenture, dated as of April 21, 2015, by and among Gulfport Parent, Wells Fargo Bank, N.A., as trustee, and the subsidiary guarantors party thereto, as may be amended, restated, or otherwise supplemented from time to time.

3. “2024 Notes” means the 6.000% senior notes due 2024, issued by Gulfport Parent pursuant to the 2024 Notes Indenture.

4. “2024 Notes Indenture” means the Indenture, dated as of October 14, 2016, by and among Gulfport Parent, Wells Fargo Bank, N.A., as trustee, and the subsidiary guarantors party thereto, as may be amended, restated, or otherwise supplemented from time to time.

5. “2025 Notes” means the 6.375% senior notes due 2025, issued by Gulfport Parent pursuant to the 2025 Notes Indenture.

6. “2025 Notes Indenture” means the Indenture, dated as of December 21, 2016, by and among Gulfport Parent, Wells Fargo Bank, N.A., as trustee, and the subsidiary guarantors party thereto, as may be amended, restated, or otherwise supplemented from time to time.

7. “2026 Notes” means the 6.375% senior notes due 2026, issued by Gulfport Parent pursuant to the 2026 Notes Indenture.

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8. “2026 Notes Indenture” means the Indenture, dated as of October 11, 2017, by and among Gulfport Parent, Wells Fargo Bank, N.A., as trustee, and the subsidiary guarantors party thereto, as may be amended, restated, or otherwise supplemented from time to time.

9. “Ad Hoc Noteholder Group” means that certain ad hoc group of unaffiliated Holders of Notes Claims represented by Paul, Weiss, Rifkind, Wharton & Garrison LLP and Houlihan Lokey, Inc.

10. “Administrative Claim” means a Claim against any of the Debtors arising on or after the Petition Date and before the Effective Date for a cost or expense of administration of the Chapter 11 Cases pursuant to sections 503(b), 507(a)(2), 507(b), or 1114(e)(2) of the Bankruptcy Code, including: (a) the actual and necessary costs and expenses of preserving the Estates and operating the businesses of the Debtors incurred on or after the Petition Date and through the Effective Date; (b) the Allowed Professional Fee Claims; (c) all fees and charges assessed against the Estates under chapter 123 of the Judicial Code; (d) the Transaction Expenses; and (e) the Backstop Commitment Premium.

11. “Administrative Claims Bar Date” means the deadline for Filing requests for payment of Administrative Claims, which shall be (a) 30 days after the Effective Date for Administrative Claims other than Professional Fee Claims and (b) 45 days after the Effective Date for Professional Fee Claims.

12. “Affiliate” has the meaning set forth in section 101(2) of the Bankruptcy Code. With respect to any Entity that is not a Debtor, the term “Affiliate” shall apply to such Entity as if the Entity were a Debtor.

13. “Agents” means, collectively, the DIP Agent, the RBL Agent, and the Exit Facility Agents.

14. “Allowed” means, with respect to a Claim or Interest, any Claim or Interest (or portion thereof) against any Debtor that (a) is not Disputed within the applicable period of time, if any, fixed by the Bankruptcy Code, the Bankruptcy Rules, or the Bankruptcy Court, (b) is allowed, compromised, settled, or otherwise resolved pursuant to the terms of the Plan, in any stipulation that is approved by a Final Order of the Bankruptcy Court, or pursuant to any contract, instrument, indenture, or other agreement entered into or assumed in connection herewith, or (c) has been allowed by a Final Order of the Bankruptcy Court. For the avoidance of doubt, any Claim or Interest (or portion thereof), that has been disallowed pursuant to a Final Order shall not be an “Allowed” Claim.

15. “Avoidance Actions” means any and all actual or potential avoidance, recovery, subordination, or other Claims and Causes of Action, or remedies that may be brought by or on behalf of the Debtors or their Estates or other authorized parties in interest under the Bankruptcy Code or applicable non-bankruptcy law, including Claims, Causes of Action, or remedies arising under chapter 5 of the Bankruptcy Code or under similar or related local, state, federal, or foreign statutes or common law, including fraudulent transfer laws.

16. “Backstop Approval Motion” means the motion Filed by the Debtors seeking entry of the Backstop Approval Order.

17. “Backstop Approval Order” means the order of the Bankruptcy Court setting forth the terms of the commitment by the Backstop Commitment Parties to backstop the Rights Offering.

18. “Backstop Commitment Agreement” means that certain backstop commitment agreement, entered into and dated as of November 13, 2020 (as may be amended, supplemented, or otherwise modified from time to time), which is attached to the Restructuring Support Agreement as Exhibit D, pursuant to which the Backstop Commitment Parties have agreed to backstop the Rights Offering.

2

19. “Backstop Commitment Parties” means at any time and from time to time, the parties that have committed to backstop the Rights Offering and are signatories to the Backstop Commitment Agreement.

20. “Backstop Commitment Premium” has the meaning ascribed to such term in the Backstop Commitment Agreement.

21. “Bankruptcy Code” means title 11 of the United States Code, 11 U.S.C. §§ 101–1532, as amended from time to time.

22. “Bankruptcy Court” means the United States Bankruptcy Court for the Southern District of Texas, Houston Division presiding over the Chapter 11 Cases, or any other court having jurisdiction over the Chapter 11 Cases, including, to the extent of the withdrawal of reference under 28 U.S.C. § 157 and/or the General Order of the District Court pursuant to section 151 of the Judicial Code, the United States District Court for the Southern District of Texas.

23. “Bankruptcy Rules” means the Federal Rules of Bankruptcy Procedure promulgated under section 2075 of the Judicial Code and the general, local, and chambers rules of the Bankruptcy Court, each, as amended from time to time.

24. “Bar Date Order” means the Order (I) Setting Bar Dates for Filing Proofs of Claim, Including Requests for Payment Under Section 503(b)(9), (II) Establishing Amended Schedules Bar Date and Rejection Damages Bar Date, (III) Approving the Form of and Manner for Filing Proofs of Claim, Including Section 503(b)(9) Requests, (IV) Approving Notice of Bar Dates, and (V) Granting Related Relief [Docket No. 388] (as amended, modified, or supplemented from time to time in accordance with the terms thereof).

25. “Business Day” means any day other than a Saturday, Sunday, or “legal holiday” (as defined in Bankruptcy Rule 9006(a)), or other day on which commercial banks in the State of Texas or the State of New York are closed for business as a result of federal, state, or local holiday.

26. “Cash” means cash in legal tender of the United States of America and cash equivalents, including bank deposits, checks, and other similar items.

27. “Cause of Action” means any and all claims, interests, controversies, actions, proceedings, reimbursement claims, contribution claims, recoupment rights, debts, third-party claims, indemnity claims, damages, remedies, causes of action, demands, rights, suits, obligations, liabilities, accounts, judgments, defenses, offsets, powers, privileges, licenses, franchises, Avoidance Actions, counterclaims and cross-claims, of any kind or character whatsoever, whether known or unknown, foreseen or unforeseen, existing or hereinafter arising, contingent or non-contingent, matured or unmatured, suspected or unsuspected, liquidated or unliquidated, disputed or undisputed, asserted or unasserted, direct or indirect, assertable directly or derivatively, choate or inchoate, reduced to judgment or otherwise, secured or unsecured, whether arising before, on, or after the Petition Date, in tort, law, equity, or otherwise pursuant to any theory of law. Causes of Action also include: (a) all rights of setoff, counterclaim, or recoupment and claims under contracts or for breaches of duties imposed by law or in equity; (b) the right to object to or otherwise contest Claims or Interests; and (c) such claims and defenses as fraud, mistake, duress, usury, and any other defenses set forth in section 558 of the Bankruptcy Code.

28. “Chapter 11 Cases” means (a) when used with reference to a particular Debtor, the case pending for that Debtor under chapter 11 of the Bankruptcy Code in the Bankruptcy Court and (b) when used with reference to all the Debtors, the procedurally consolidated and jointly administered chapter 11 cases pending for the Debtors in the Bankruptcy Court.

3

29. “Claim” means any claim, as defined in section 101(5) of the Bankruptcy Code, against any of the Debtors.

30. “Claims Bar Date” means the applicable deadline by which Proofs of Claim must be Filed, as established by (a) the Bar Date Order, (b) a Final Order of the Bankruptcy Court, or (c) the Plan.

31. “Claims Register” means the official register of Claims maintained by the Solicitation Agent or the clerk of the Bankruptcy Court.

32. “Class” means a class of Claims or Interests as set forth in Article III of the Plan pursuant to section 1122(a) of the Bankruptcy Code.

33. “CM/ECF” means the Bankruptcy Court’s Case Management and Electronic Case Filing system.

34. “Compensation and Benefits Programs” means all employment and severance agreements and policies, and all employment, wages, compensation, and benefit plans and policies, workers’ compensation programs, savings plans, retirement plans, deferred compensation plans, supplemental executive retirement plans, healthcare plans, disability plans, severance benefit plans, incentive and retention plans, programs, and payments, life and accidental death and dismemberment insurance plans and programs of the Debtors, and all amendments and modifications thereto, applicable to the Debtors’ employees, former employees, retirees, and non-employee directors and managers, in each case existing with the Debtors as of immediately prior to the Effective Date.

35. “Confirmation” means the Bankruptcy Court’s entry of the Confirmation Order on the docket of the Chapter 11 Cases.

36. “Confirmation Date” means the date upon which the Bankruptcy Court enters the Confirmation Order on the docket of the Chapter 11 Cases within the meaning of Bankruptcy Rules 5003 and 9021.

37. “Confirmation Hearing” means the hearing to be held by the Bankruptcy Court to consider Confirmation of the Plan, pursuant to Bankruptcy Rule 3020(b)(2) and sections 1128 and 1129 of the Bankruptcy Code, as such hearing may be continued from time to time.

38. “Confirmation Order” means the order of the Bankruptcy Court confirming the Plan pursuant to section 1129 of the Bankruptcy Code, consistent with the Restructuring Support Agreement and subject to the Consenting Stakeholder Consent Rights.

39. “Consenting Noteholders” has the meaning set forth in the Restructuring Support Agreement.

40. “Consenting RBL Lenders” has the meaning set forth in the Restructuring Support Agreement.

41. “Consenting Stakeholder Consent Rights” means, with respect to each Definitive Document, the applicable consent, approval, and/or consultation right with respect to such Definitive Document as set forth in the Restructuring Support Agreement.

42. “Consenting Stakeholders” has the meaning set forth in the Restructuring Support Agreement.

43. “Consummation” means the occurrence of the Effective Date.

4

44. “Cure” means all amounts, including an amount of $0.00, required to cure any monetary defaults under any Executory Contract or Unexpired Lease (or such lesser amount as may be agreed upon by the parties under an Executory Contract or Unexpired Lease) that is to be assumed by the Debtors pursuant to sections 365 or 1123 of the Bankruptcy Code.

45. “D&O Liability Insurance Policies” means all insurance policies (including any “tail policy”) covering any of the Debtors’ current or former directors’, managers’, officers’, and/or employees’ liability and all agreements, documents, or instruments relating thereto.

46. “Debtors” has the meaning set forth in the preamble.

47. “Definitive Documents” has the meaning set forth in the Restructuring Support Agreement. Each Definitive Document shall be consistent with the Restructuring Support Agreement and otherwise subject to the Consenting Stakeholder Consent Rights.

48. “DIP Agent” means the Bank of Nova Scotia, in its capacity as administrative agent and collateral agent under the DIP Credit Agreement, its successors, assigns, or any replacement agent appointed pursuant to the terms of the DIP Credit Agreement.

49. “DIP Claim” means a Claim held by the DIP Lenders or the DIP Agent arising under or relating to the DIP Credit Agreement or the DIP Order, including any and all fees, interests paid in kind, and accrued but unpaid interest and fees arising under the DIP Credit Agreement, but, for the avoidance of doubt, excluding the First Lien Adequate Protection Claims.

50. “DIP Credit Agreement” means that certain debtor-in-possession credit agreement that governs the DIP Facility (as may be amended, supplemented, or otherwise modified from time to time), dated as of November 17, 2020, by and among Gulfport Parent, as borrower, certain Debtor guarantors, the DIP Lenders, and the DIP Agent.

51. “DIP Facility” means the $262.5 million debtor-in-possession credit facility to be provided to the Debtors on the terms and conditions of the DIP Credit Agreement and the DIP Orders and that shall be consistent with the Restructuring Support Agreement and subject to the Consenting Stakeholder Consent Rights.

52. “DIP Lenders” means the lenders party to the DIP Credit Agreement.

53. “DIP Loan Documents” means the DIP Credit Agreement and all other Loan Documents (as defined in the DIP Credit Agreement).

54. “DIP Orders” means the interim order approving the DIP Facility [Docket No. 114] and the final order approving the DIP Facility [Docket No 468], to be Filed and approved by the Bankruptcy Court in the Chapter 11 Cases in accordance with the DIP Credit Agreement and the Restructuring Support Agreement.

55. “Disbursing Agent” means, as applicable, the Entity or Entities selected by the Debtors or the Reorganized Debtors, with the consent of the Required Consenting Stakeholders, to make or facilitate distributions pursuant to the Plan; provided that all distributions on account of Notes Claims shall be made to, or at the direction of, the Notes Trustee for distribution in accordance with the Plan.

56. “Disclosure Statement” means the disclosure statement for the Plan, including all exhibits and schedules thereto, in each case, as may be amended, supplemented, or modified from time to time, that is prepared and distributed in accordance with the Bankruptcy Code, the Bankruptcy Rules, and any other applicable law, to be approved pursuant to the Disclosure Statement Order.

5

57. “Disclosure Statement Order” means the order (and all exhibits thereto), entered by the Bankruptcy Court approving the Disclosure Statement and the Solicitation Materials, and allowing solicitation of the Plan to commence, entered on February 24, 2021 [Docket No. 831] (as amended, modified, or supplemented from time to time in accordance with the terms thereof).

58. “Disputed” means, as to a Claim or an Interest, any Claim or Interest (or portion thereof): (a)  that is not Allowed; (b) that is not disallowed by the Plan, the Bankruptcy Code, or a Final Order, as applicable; and (c) with respect to which a party in interest has Filed a Proof of Claim or otherwise made a written request to a Debtor for payment, without any further notice to or action, order, or approval of the Bankruptcy Court.

59. “Distribution Date” means, except as otherwise set forth herein and except as to distributions to Holders of public Securities (including Notes and Existing Common Stock deposited with DTC) the date or dates determined by the Debtors or the Reorganized Debtors, on or after the Effective Date, with the first such date occurring on or as soon as is reasonably practicable after the Effective Date, upon which the Disbursing Agent shall make distributions to Holders of Allowed Claims entitled to receive distributions under the Plan.

60. “Distribution Record Date” means, other than with respect to Holders of public Securities (including Notes and Existing Common Stock deposited with DTC) the record date for purposes of determining which Holders of Allowed Claims against or Allowed Interests in the Debtors are eligible to receive distributions under the Plan, which date shall be the Confirmation Date, or such other date as is announced by the Debtors or designated in a Final Order. The Distribution Record Date shall not apply to any public Securities (including Notes deposited with DTC and Existing Common Stock) the Holders of which shall receive a distribution in accordance with Article VI.D.5 of the Plan and the customary procedures of DTC, as applicable.

61. “DTC” means The Depository Trust Company.

62. “Effective Date” means the date on which (a) all conditions precedent to the occurrence of the Effective Date set forth in Article IX.A of the Plan have been satisfied or waived in accordance with Article IX.B of the Plan and (b) the Plan is declared effective by the Debtors.

63. “Entity” has the meaning set forth in section 101(15) of the Bankruptcy Code.

64. “Estate” means as to each Debtor, the estate created for such Debtor in its Chapter 11 Case pursuant to section 541 of the Bankruptcy Code upon the commencement of such Debtor’s Chapter 11 Case.

65. “Exculpated Parties” means collectively, and in each case in its capacity as such: (a) the Debtors; (b) the Reorganized Debtors; (c) any official committees appointed in the Chapter 11 Cases and each of their respective members; (d) the Ad Hoc Noteholder Group and each of its members; (e) the Consenting Stakeholders; (f) the Agents; (g) the Notes Trustee; (h) the DIP Lenders; (i) the Lender Swap Counterparties; (j) the Backstop Commitment Parties; (k) the Exit Facility Secured Parties; and (l) each Related Party of each Entity in clauses (a) through (k); provided that no current or former Holder of Existing Interests in Gulfport Parent, each in their capacity as such, is an Exculpated Party unless such Holder is also a (y) current director, officer, or employee of a Debtor or an Affiliate of a Debtor; or (z) a Consenting Stakeholder.

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66. “Executory Contract” means a contract to which one or more of the Debtors is a party and that is subject to assumption or rejection under section 365 or 1123 of the Bankruptcy Code.

67. “Existing Common Stock” means existing common stock of Gulfport Parent.

68. “Existing Interests” means any Interest in Gulfport Parent.

69. “Exit Collateral Agent” means The Bank of Nova Scotia (or its designee), in its capacity as a collateral agent under and pursuant to the terms of the Exit Facility Documentation.

70. “Exit Facility” means, collectively, the Exit RBL/Term Loan A Facility and the Exit Term Loan B Facility.

71. “Exit Facility Agent” means, collectively, the Exit RBL/Term Loan A Facility Agent, the Exit Term Loan B Facility Agent, and the Exit Collateral Agent.

72. “Exit Facility Collateral” shall have the meaning ascribed to the term “Collateral” and any similar term in the Exit Facility Documentation, as applicable, which shall, from and after the Effective Date secure the Exit Facility pursuant to the Exit Facility Documentation on a first-priority basis.

73. “Exit Facility Documentation” means the Exit RBL/Term Loan A Facility Documentation, the Exit Term Loan B Facility Documentation, and the applicable collateral agency agreements, collateral documents, mortgages, deeds of trust, Uniform Commercial Code statements, and other loan documents governing the Exit Facility, the material documents of which shall be included in the Plan Supplement, and which shall be consistent with the Restructuring Support Agreement and subject to the Consenting Stakeholder Consent Rights.

74. “Exit Facility Loan Agreements” means those certain loan agreements memorializing the Exit Facility, which shall be entered into among one or more of the Debtors or the Reorganized Debtors (as applicable), certain affiliates thereof that are obligors under the Exit Facility, certain Exit Facility Agents, and the lenders thereunder.

75. “Exit Facility Secured Parties” means the Exit RBL/Term Loan A Facility Secured Parties and the Exit Term Loan B Facility Secured Parties.

76. “Exit Facility Term Sheet” means the term sheet attached as Exhibit F to the Restructuring Support Agreement.

77. “Exit RBL/Term Loan A Facility” means the first lien reserve-based revolving credit facility with an initial borrowing base of $580 million, and the term loan facility in the aggregate amount determined in accordance with the Plan and Restructuring Support Agreement, each of which shall be on such terms as set forth in the Exit RBL/Term Loan A Facility Documentation, consistent with the Restructuring Support Agreement and subject to the Consenting Stakeholder Consent Rights.

78. “Exit RBL/Term Loan A Facility Agent” means The Bank of Nova Scotia (or any successor thereto), as administrative agent under the Exit RBL/Term Loan A Facility, solely in its capacity as such.

79. “Exit RBL/Term Loan A Facility Documentation” means, in connection with the Exit RBL/Term Loan A Facility, the applicable credit agreements, collateral documents, mortgages, deeds of trust Uniform Commercial Code statements, and other loan documents governing the Exit RBL/Term Loan A Facility, the material documents of which shall be included in the Plan Supplement, consistent with the Restructuring Support Agreement and subject to the Consenting Stakeholder Consent Rights.

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80. “Exit RBL/Term Loan A Facility Secured Parties” means the lenders under the Exit RBL/Term Loan A Facility (including banks, financial institutions, institutional lenders, or other entities serving as agents, arrangers, book-runners, and/or letter of credit issuers thereto, each solely in their capacity as such).

81. “Exit Term Loan B Facility” means the new last-out term loan lending facility in the aggregate amount determined in accordance with the Plan and Restructuring Support Agreement, which shall be on such terms as set forth in the Exit Term Loan B Facility Documentation.

82. “Exit Term Loan B Facility Agent” means The Bank of Nova Scotia (or any successor thereto), as administrative agent under the Exit Term Loan B Facility, solely in its capacity as such.

83. “Exit Term Loan B Facility Documentation” means, in connection with the Exit Term Loan B Facility, the applicable credit agreements, collateral documents, mortgages, deeds of trust, Uniform Commercial Code statements, and other loan documents governing the Exit Term Loan B Facility, the material documents of which shall be included in the Plan Supplement, and which shall be consistent with the Restructuring Support Agreement and subject to the Consenting Stakeholder Consent Rights.

84. “Exit Term Loan B Facility Secured Parties” means the lenders under the Exit Term Loan B Facility, including banks, financial institutions, institutional lenders, or other entities serving as agents, arrangers, bookrunners, and/or letter of credit issuers thereto, each solely in their capacity as such.

85. “Federal Judgment Rate” means the federal judgment rate in effect as of the Petition Date.

86. “File,” “Filed,” or “Filing” means file, filed, or filing with the Bankruptcy Court or its authorized designee in the Chapter 11 Cases.

87. “Final Order” means, as applicable, an order or judgment of the Bankruptcy Court, or other court of competent jurisdiction with respect to the relevant subject matter, that has not been reversed, stayed, modified, or amended, and as to which the time to appeal, seek certiorari, or move for a new trial, reargument, or rehearing has expired and as to which no appeal, petition for certiorari, or other proceeding for a new trial, reargument, or rehearing has been timely taken; or as to which, any appeal that has been taken or any petition for certiorari that has been or may be filed has been withdrawn with prejudice, resolved by the highest court to which the order or judgment could be appealed or from which certiorari could be sought, or the new trial, reargument, or rehearing has been denied, resulted in no stay pending appeal or modification of such order, or has otherwise been dismissed with prejudice; provided that the possibility that a motion under Rule 60 of the Federal Rules of Civil Procedure, or any analogous rule under the Bankruptcy Rules, may be filed with respect to such order will not preclude such order from being a Final Order.

88. “First Lien Adequate Protection Claims” means the adequate protection Claims granted to the RBL Agent for the benefits of the RBL Lenders pursuant to the DIP Orders.

89. “General Unsecured Claim” means any Unsecured Claim against any of the Debtors, other than: (a) an Administrative Claim; (b) a Priority Tax Claim; (c) an Other Priority Claim; (d) a Notes Claim; or (e) an Intercompany Claim. For the avoidance of doubt, General Unsecured Claims include (x) Claims resulting from the rejection of Executory Contracts and Unexpired Leases and (y) Unsecured Claims resulting from litigation against one or more of the Debtors.

90. “Governmental Unit” has the meaning set forth in section 101(27) of the Bankruptcy Code.

91. “Gulfport Parent” means Debtor Gulfport Energy Corporation, a Delaware corporation.

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92. “Gulfport Parent Equity Pool” means New Common Stock in an amount equal to 6% of all New Common Stock, subject to dilution by the Management Incentive Plan and any conversion of New Preferred Stock into New Common Stock.

93. “Gulfport Subsidiaries” means collectively, all Debtors other than Gulfport Parent.

94. “Gulfport Subsidiaries Equity Pool” means New Common Stock in an amount equal to 94% of all New Common Stock, subject to dilution by the Management Incentive Plan and any conversion of New Preferred Stock into New Common Stock.

95. “Hedging Order” has the meaning ascribed to it in the Restructuring Support Agreement.

96. “Holder” means an Entity holding a Claim against or an Interest in any Debtor, as applicable.

97. “Impaired” means with respect to a Class of Claims or Interests, a Class of Claims or Interests that is impaired within the meaning of section 1124 of the Bankruptcy Code.

98. “Initial MIP Allocation” means, with respect to (a) David Wood, 28%, (b) Patrick Craine, 20%, (c) Quentin Hicks, 20%, (d) Donnie Moore, 20%, (e) R.J. Moses, 4%, (f) Michael Sluiter, 4% and (g) Lester Zitkus, 4%.

99. “Intercompany Claim” means any Claim held by a Debtor or Affiliate of a Debtor against another Debtor or Affiliate of a Debtor.

100. “Intercompany Interest” means other than an Interest in Gulfport Parent, any Interest in one Debtor held by another Debtor.

101. “Interest” means any equity security (as defined in section 101(16) of the Bankruptcy Code) in any Debtor and any other rights, options, warrants, rights, restricted stock awards, performance share awards, performance share units, stock appreciation rights, phantom stock rights, stock-settled restricted stock units, cash-settled restricted stock units, or other securities or agreements to acquire the common stock, preferred stock, limited liability company interests, or other equity, ownership, or profits interests of any Debtor (whether or not arising under or in connection with any employment agreement, separation agreement, or employee incentive plan or program of a Debtor as of the Petition Date and whether or not certificated, transferable, preferred, common, voting, or denominated “stock” or similar security).

102. “Interim Compensation Order” means the Order Establishing Procedures for Interim Compensation and Reimbursement of Expenses for Professionals [Docket No. 387] (as amended, modified, or supplemented from time to time in accordance with the terms thereof).

103. “Judicial Code” means title 28 of the United States Code, 28 U.S.C. §§ 1–4001, as amended from time to time.

104. “Law” means any federal, state, local, or foreign law (including common law), statute, code, ordinance, rule, regulation, order, ruling, or judgment, in each case, that is validly adopted, promulgated, issued, or entered by a governmental authority of competent jurisdiction (including the Bankruptcy Court).

105. “L/C Issuing Bank” means any issuer of letters of credit under the RBL Credit Agreement or the DIP Credit Agreement, or any successor issuer of letters of credit thereunder.

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106. “Lender Swap Counterparty” has the meaning ascribed to it in the Hedging Order.

107. “Lien” has the meaning set forth in section 101(37) of the Bankruptcy Code.

108. “Management Incentive Plan” means an incentive plan for certain participating employees of the Reorganized Debtors, to be established and implemented in accordance with Article IV.P of the Plan and consistent with the Restructuring Support Agreement and subject to the Consenting Stakeholder Consent Rights. The Management Incentive Plan will reserve for issuance a number of shares of New Common Stock equal to the Management Incentive Plan Pool, which will dilute all of the New Common Stock equally.

109. “Management Incentive Plan Participants” means David Wood, Patrick Craine, Quentin Hicks, Donnie Moore, R.J. Moses, Michael Sluiter, and Lester Zitkus.

110. “Management Incentive Plan Pool” means the pool of shares of New Common Stock representing (on a fully diluted and fully distributed basis) 10 percent of the total New Common Stock of the Reorganized Debtors, which is reserved for distribution to participants in the Management Incentive Plan.

111. “MIP Employment Agreements” means the (1) Employment Agreement by and between Gulfport Energy Corporation and David M. Wood, effective August 1, 2019, (2) Employment Agreement by and between Gulfport Energy Corporation and Donnie Moore, effective July 31, 2019, (3) Employment Agreement by and between Gulfport Energy Corporation and Quentin Hicks, effective August 26, 2019, and (4) Employment Agreement by and between Gulfport Energy Corporation and Patrick K. Craine, effective August 1, 2019, and (5) the employment agreements to be entered into on or prior to the Effective Date by Gulfport Energy Corporation and R.J. Moses, Michael Sluiter, and Lester Zitkus, which shall be on substantially the same terms as the other MIP Employment Agreements, making adjustments for such employee’s compensation as applicable; provided that with respect to any MIP Employment Agreement in (5), the applicable severance to be paid upon a change of control or termination without cause or for good reason shall be equivalent to one year of base compensation plus target bonus.

112. “New Board” means the board of directors or the board of managers, as applicable, of Reorganized Gulfport Holdco (or, in the case of Alternative Structure 1 or Alternative Structure 2, Reorganized Gulfport Parent).

113. “New Common Stock” means the common stock of Reorganized Gulfport Holdco (or, in the case of Alternative Structure 1 or Alternative Structure 2, Reorganized Gulfport Parent).

114. “New Organizational Documents” means the form of the certificates or articles of incorporation, bylaws, or such other applicable formation documents, of each of the Reorganized Debtors.

115. “New Preferred Stock” means the preferred stock of Reorganized Gulfport Holdco (or, in the case of Alternative Structure 1 or Alternative Structure 2, Reorganized Gulfport Parent), which shall be consistent with the New Preferred Stock Term Sheet.

116. “New Preferred Stock Term Sheet” means that certain term sheet attached as Exhibit H to the Restructuring Support Agreement.

117. “New Unsecured Notes” means those certain unsecured notes in a principal amount of $550 million, which shall be issued pursuant to the New Unsecured Notes Indenture, and which shall be consistent with the New Unsecured Notes Term Sheet and the Restructuring Support Agreement and subject to the Consenting Stakeholder Consent Rights.

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118. “New Unsecured Notes Documents” means, collectively, all agreements, indentures, documents (including security, collateral or pledge agreements or documents), letters of credit, mortgages, notes, instruments, and any other documents to be executed or delivered in connection with the New Unsecured Notes, including the New Unsecured Notes Indenture.

119. “New Unsecured Notes Indenture” means the new indenture for the New Unsecured Notes.

120. “New Unsecured Notes Term Sheet” means that certain term sheet attached as Exhibit I to the Restructuring Support Agreement.

121. “Notes” means, collectively, the 2023 Notes, the 2024 Notes, the 2025 Notes, and the 2026 Notes.

122. “Notes Claim” means any Claim of any kind whatsoever against any Debtor derived from, based upon, arising under, or relating to any of the Notes Indentures and any costs that are reimbursable by any Debtor pursuant to any of the Notes Indentures. On the Effective Date, the Notes Claims shall be deemed Allowed in the aggregate amount of approximately $1,823 million, inclusive of all unpaid principal amounts and accrued and unpaid interest on such principal amounts as of the Petition Date and all unpaid fees and expenses due under the Notes Indentures and, pursuant to Article IV.A, such Notes Claims shall not be subject to any avoidance, reductions, setoff, offset, recharacterization, subordination (equitable or contractual or otherwise), counter-claim, defense, disallowance, impairment, objection, or any challenges under applicable law or regulation.

123. “Notes Indentures” means collectively, the 2023 Notes Indenture, the 2024 Notes Indenture, the 2025 Notes Indenture, and the 2026 Notes Indenture.

124. “Notes Trustee” means UMB Bank, N.A., solely in its capacity as successor indenture trustee under the Notes Indentures, or any other successor trustee under the Notes Indentures.

125. “Notes Trustee Charging Lien” means any Lien or other priority in payment to which the Notes Trustee is entitled under the Notes Indentures, or any ancillary documents, instruments, or agreements, against distributions to be made to Holders of Notes Claims for payment of any Notes Trustee Fees.

126. “Notes Trustee Fees” means, collectively, to the extent not previously paid, all reasonable and documented compensation, fees, costs, expenses, disbursements, advances, and claims for indemnity, subrogation, and contribution, including, without limitation, the Notes Trustee’s attorneys’, financial advisors’ and agents’ reasonable and documented fees, expenses, and disbursements, incurred by or owed to the Notes Trustee, whether arising before or after the Petition Date or before or after the Effective Date, in each case to the extent provided for under the applicable Notes Indenture.

127. “Other Priority Claim” means any Claim, other than an Administrative Claim or a Priority Tax Claim, entitled to priority in right of payment under section 507(a) of the Bankruptcy Code.

128. “Other Secured Claim” means any Secured Claim other than an RBL Claim or a DIP Claim.

129. “Person” has the meaning set forth in section 101(41) of the Bankruptcy Code.

130. “Petition Date” means November 13, 2020, the date on which the Debtors commenced the Chapter 11 Cases.

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131. “Plan Distribution” means a payment or distribution to Holders of Allowed Claims, Allowed Interests, or other eligible Entities in accordance with the Plan.

132. “Plan Supplement” means the compilation of documents and forms of documents, agreements, schedules, and exhibits to the Plan (in each case, as may be altered, amended, modified, or supplemented from time to time in accordance with the terms hereof, and consistent with the Restructuring Support Agreement and subject to the Consenting Stakeholder Consent Rights and in accordance with the Bankruptcy Code and Bankruptcy Rules) to be Filed by the Debtors no later than seven days before the deadline set by the Disclosure Statement Order to object to the Plan or such later date as may be approved by the Bankruptcy Court on notice to parties in interest, including the following, as applicable: (a) the New Organizational Documents; (b) to the extent known, the identities of the members of the New Board; (c) the Schedule of Rejected Executory Contracts and Unexpired Leases; (d) the Schedule of Proposed Cure Amounts; (e) the Schedule of Retained Causes of Action; (f) the material form Exit Facility Loan Agreements; (g) the Restructuring Steps Memorandum; and (h) the New Unsecured Notes Indenture. The Debtors shall have the right to alter, amend, modify, or supplement the documents contained in the Plan Supplement up to the Effective Date as set forth in the Plan and in accordance with the Restructuring Support Agreement and subject to the Consenting Stakeholder Consent Rights. The Plan Supplement shall be deemed incorporated into and part of the Plan as if set forth herein in full, provided that in the event of a conflict between the Plan and the Plan Supplement, the Plan Supplement shall control in accordance with Article I.G.

133. “Plan Value” means the per share price of the New Common Stock as determined by the Debtors in good faith in accordance with general valuation principles, in a manner and amount acceptable to the Required Consenting Noteholders.

134. “Priority Tax Claim” means any Claim of a Governmental Unit of the kind specified in section 507(a)(8) of the Bankruptcy Code.

135. “Pro Rata” means the proportion that an Allowed Claim or an Allowed Interest in a particular Class bears to the aggregate amount of Allowed Claims or Allowed Interests in that Class or the proportion of the Allowed Claims or Allowed Interests in a particular Class and other Classes entitled to share in the same recovery as such Allowed Claim or Allowed Interests under the Plan, unless otherwise indicated.

136. “Professional” means an Entity: (a) employed in the Chapter 11 Cases pursuant to a Bankruptcy Court order in accordance with sections 327, 328, 363, or 1103 of the Bankruptcy Code and to be compensated for services rendered prior to or as of the Confirmation Date, pursuant to sections 327, 328, 329, 330, or 331 of the Bankruptcy Code; or (b) awarded compensation and reimbursement by the Bankruptcy Court pursuant to section 503(b)(4) of the Bankruptcy Code.

137. “Professional Escrow Account” means an account funded by the Debtors with Cash on the Effective Date in an amount equal to the total estimated Professional Fee Amount.

138. “Professional Fee Amount” means the aggregate amount of Professional Fee Claims and other unpaid fees and expenses that Professionals estimate they have incurred or will incur in rendering services to the Debtors prior to and as of the Confirmation Date, which estimates Professionals shall deliver to the Debtors as set forth in Article II.C.3 of the Plan.

139. “Professional Fee Claim” means any Claim by a Professional for compensation for services rendered or reimbursement of expenses incurred by such Professionals through and including the Confirmation Date to the extent such fees and expenses have not been paid pursuant to an order of the Bankruptcy Court. To the extent the Bankruptcy Court denies or reduces by a Final Order any amount of a Professional’s requested fees and expenses, then the amount by which such fees or expenses are reduced or denied shall reduce the applicable Professional Fee Claim. For the avoidance of doubt, the Transaction Expenses shall not be considered Professional Fee Claims, and any such amounts shall be paid in accordance with the Restructuring Support Agreement, the DIP Orders, and the Plan, as applicable.

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140. “Proof of Claim” means a proof of Claim Filed against any of the Debtors in the Chapter 11 Cases.

141. “RBL Agent” means The Bank of Nova Scotia, solely in its capacity as administrative agent for the RBL Facility.

142. “RBL Claims” means any Claim against any Debtor derived from, based upon, or arising under the RBL Credit Agreement except Roll-Up DIP Claims.

143.   “RBL Credit Agreement” means the Amended and Restated Credit Agreement, dated as of December 27, 2013, by and among Gulfport Parent, as borrower, the Bank of Nova Scotia, as administrative agent and issuing bank, the Bank of Nova Scotia, KeyBank National Association, and PNC Bank, National Association, as joint lead arrangers and joint bookrunners, KeyBank National Association and PNC Bank, National Association, as co-syndication agents, Credit Suisse AG, Cayman Islands Branch, Wells Fargo Bank, N.A., and Barclays Bank PLC, as co-documentation agents, and each of the lenders party thereto, as amended by that certain First Amendment, dated as of April 23, 2014, that certain Second Amendment, dated as of November 26, 2014, that certain Third Amendment, dated as of April 10, 2015, that certain Fourth Amendment and Limited Consent and Waiver dated as of May 29, 2015, that certain Fifth Amendment dated as of September 18, 2015, that certain Sixth Amendment dated as of February 19, 2016, that certain Seventh Amendment dated as of December 13, 2016, that certain Eighth Amendment dated as of March 29, 2017, that certain Ninth Amendment dated as of May 4, 2017, that certain Tenth Amendment dated as of October 4, 2017, that certain Eleventh Amendment dated as of November 21, 2017, that certain Twelfth Amendment dated as of May 21, 2018, that certain Thirteenth Amendment dated as of November 28, 2018, and that certain Fourteenth Amendment dated as of June 3, 2019, that certain Fifteenth Amendment, dated as of May 1, 2020, and that certain Sixteenth Amendment, dated as of July 27, 2020, and as further amended, amended and restated, supplemented, or otherwise modified from time to time.

144. “RBL/DIP Preserved Rights” means the rights contemplated by Sections 2.03(c), 11.04(a), 11.04(b) and 11.04(c) of the RBL Credit Agreement and of the DIP Credit Agreement for indemnity in favor of the RBL Agent and the DIP Agent, respectively, and reimbursement in favor of L/C Issuing Banks, as applicable.

145. “RBL Facility” means the senior secured credit facility established under the RBL Credit Agreement.

146. “RBL Lenders” means the lenders party to the RBL Facility from time to time.

147. “Reinstate,” “Reinstated,” or “Reinstatement” means with respect to a Claim or Interest, that the Claim or Interest shall be rendered Unimpaired in accordance with section 1124 of the Bankruptcy Code.

148.   “Related Party” means, collectively, with respect to an Entity, (a) such Entity’s current and former Affiliates and (b) such Entity’s and such Entity’s current and former Affiliates’ directors, managers, officers, shareholders, equity holders (regardless of whether such interests are held directly or indirectly), affiliated investment funds or investment vehicles, predecessors, participants, successors, assigns (whether by operation of law or otherwise), subsidiaries, current, former, and future associated entities, managed or advised entities, accounts or funds, partners, limited partners, general partners, principals, members, management companies, fund advisors, fiduciaries, trustees, employees, agents (including any Disbursing Agent), advisory board members, financial advisors, attorneys, accountants, investment bankers, consultants, other representatives, and other professionals, representatives, advisors, predecessors, successors, and assigns, each solely in their capacities as such, and the respective heirs, executors, estates, servants and nominees of the foregoing.

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149. “Released Claims” means any claim or interest that have been released, satisfied, stayed, terminated, discharged, or are subject to compromise and settlement pursuant to the Plan.

150. “Released Parties” means, collectively, and in each case in its capacity as such: (a) the Debtors; (b) the Reorganized Debtors; (c) any official committees appointed in the Chapter 11 Cases and each of their members; (d) the Ad Hoc Noteholder Group and each of its members; (e) the Consenting Stakeholders; (f) the Agents; (g) the Notes Trustee; (h) the RBL Lenders; (i) the DIP Lenders; (j) the Exit Facility Secured Parties; (k) the L/C Issuing Banks; (l) the Lender Swap Counterparties; (m) the Backstop Commitment Parties; (n) all Releasing Parties; (o) all Rights Offering Participants; (p) each Related Party of each Entity in clauses (a) through (o); provided, that any Holder of a Claim or Interest that opts out of the releases contained in the Plan shall not be a “Released Party.”

151. “Releasing Parties” means, collectively, and in each case in its capacity as such: (a) the Debtors; (b) the Reorganized Debtors; (c) any official committees appointed in the Chapter 11 Cases and each of their members; (d) the Ad Hoc Noteholder Group and each of its members; (e) the Consenting Stakeholders; (f) the Agents; (g) the Notes Trustee; (h) the RBL Lenders; (i) the DIP Lenders; (j) the Exit Facility Secured Parties; (k) the L/C Issuing Banks; (l) the Lender Swap Counterparties; (m) the Backstop Commitment Parties; (n) all Rights Offering Participants; (o) all Holders of Claims or Interests who vote to accept the Plan; (p) all Holders of Claims or Interests that are deemed to accept the Plan and who do not opt out of the releases in the Plan; (q) all Holders of Claims or Interests that are deemed to reject the Plan and who do not opt out of the releases in the Plan; (r) all Holders of Claims or Interests who abstain from voting on the Plan and who do not opt out of the releases in the Plan; (s) all Holders of Claims or Interests who vote to reject the Plan and who do not opt out of the releases in the Plan; (t) each Related Party of each Entity in clause (a) through (s); provided, that for the avoidance of doubt, no Holder of a Claim that is party to or has otherwise signed the Restructuring Support Agreement may opt out of the releases; provided, further, that Rights Offering Participants may not opt out of the releases.

152. “Reorganized Debtors” means the Debtors, as reorganized pursuant to and under the Plan, on and after the Effective Date, or any successors or assigns thereto, including, if applicable, Reorganized Gulfport Holdco.

153. “Reorganized Gulfport Holdco” means, assuming the Flip Merger occurs or Alternative Structure 2 is utilized, the new holding company that will be subject to the jurisdiction of the Bankruptcy Court upon formation and will either (i) own all of the equity of Gulfport Parent, as reorganized pursuant to and under the Plan, on and after the Effective Date, or any successor or assign thereto, in the case of the Flip Merger structure or (ii) be a wholly-owned Subsidiary of Gulfport Parent and will directly or indirectly own all of the equity of the Gulfport Subsidiaries, in the case of Alternative Structure 2, in each case as set forth in the Plan and the New Organizational Documents.

154. “Reorganized Gulfport Parent” means Gulfport Parent, as reorganized pursuant to and under the Plan, on and after the Effective Date, as set forth in the Plan and the New Organizational Documents.

155. “Required Consenting Noteholders” has the meaning set forth in the Restructuring Support Agreement.

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156. “Required Consenting RBL Lenders” has the meaning set forth in the Restructuring Support Agreement.

157. “Required Consenting Stakeholders” has the meaning set forth in the Restructuring Support Agreement.

158. “Restructuring Steps Memorandum” means the summary of transaction steps to complete the restructuring contemplated by the Plan, which shall be included in the Plan Supplement.

159. “Restructuring Support Agreement” means that certain Restructuring Support Agreement, entered into and dated as of November 13, 2020, by and among the Debtors and the Consenting Stakeholders, including all exhibits, schedules, and other attachments thereto, as such agreement may be amended, modified, or supplemented from time to time, solely in accordance with its terms thereof.

160. “Restructuring Transactions” means the mergers, amalgamations, consolidations, arrangements, continuances, restructurings, transfers, conversions, dispositions, liquidations, dissolutions, or other corporate transactions described in, approved by, contemplated by, or undertaken to implement the Plan subject to the Consenting Stakeholder Consent Rights.

161. “Rights Offering” means the rights offering of at least $50 million in net proceeds to purchase of New Preferred Stock at a per share purchase price of $1000, to be conducted pursuant to the Backstop Commitment Agreement and the Rights Offering Procedures, as further detailed in Article IV.D.3 of the Plan.

162. “Rights Offering Documents” means, collectively, any and all agreements, documents, and instruments delivered or entered into in connection with the Rights Offering, including the Rights Offering Procedures.

163. “Rights Offering Participants” means those Persons who exercise Rights Offering Subscription Rights to participate in the Rights Offering.

164. “Rights Offering Procedures” means those certain rights offering procedures that are attached to the Disclosure Statement as Exhibit H.

165. “Rights Offering Stock” means New Preferred Stock to be issued pursuant to the Rights Offering.

166. “Rights Offering Subscription Rights” means the rights to purchase the Rights Offering Stock pursuant to the Rights Offering.

167. “Roll-Up DIP Claims” means RBL Claims rolled-up pursuant to the terms of the DIP Loan Documents in an aggregate amount of $157.5 million.

168. “Royalty and Working Interests” means the working interests granting the Holder thereof the right to exploit oil and gas and associated hydrocarbons, and the royalties and mineral interests in the production of hydrocarbons; but, in each case, only to the extent that the applicable interest is considered an interest in real property under applicable law.

169. “Schedule of Proposed Cure Amounts” means any schedule (including any amendments, supplements, or modifications thereto) of the Debtors’ proposed Cure amounts (if any) with respect to each of the Executory Contracts and Unexpired Leases to be assumed by the Debtors pursuant to the Plan.

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170. “Schedule of Rejected Executory Contracts and Unexpired Leases” means the schedule (including any amendments, supplements, or modifications thereto) of Executory Contracts and Unexpired Leases to be rejected by the Debtors pursuant to the Plan, which schedule shall be included in the Plan Supplement.

171. “Schedule of Retained Causes of Action” means the schedule of Causes of Action that shall vest in the Reorganized Debtors on the Effective Date, which, for the avoidance of doubt, shall not include any of the Causes of Action that are settled, released, or exculpated under the Plan.

172. “SEC” means the United States Securities and Exchange Commission.

173. “Section 510(b) Claim” means any Claim subject to subordination under section 510(b) of the Bankruptcy Code.

174. “Secured Claim” means a Claim that is: (a) secured by a Lien on property in which any of the Debtors has an interest, which Lien is valid, perfected, and enforceable pursuant to applicable law or by reason of a Bankruptcy Court order, or that is subject to a valid right of setoff pursuant to section 553 of the Bankruptcy Code, to the extent of the value of the creditor’s interest in the Debtors’ interest in such property or to the extent of the amount subject to setoff, as applicable, as determined pursuant to section 506(a) of the Bankruptcy Code; or (b) Allowed pursuant to the Plan, or separate order of the Bankruptcy Court, as a secured claim.

175. “Securities Act” means the Securities Act of 1933, as amended, 15 U.S.C. §§ 77a–77aa, together with the rules and regulations promulgated thereunder, as amended from time to time, or any similar federal, state, or local law.

176. “Security” means any security, as defined in section 2(a)(1) of the Securities Act.

177. “Solicitation Agent” means Epiq Corporate Restructuring, LLC, the notice, claims, and solicitation agent proposed to be retained by the Debtors in the Chapter 11 Cases.

178. “Solicitation Materials” means, collectively, the solicitation materials with respect to the Plan.

179. “Transaction Expenses” means, collectively, the Notes Trustee Fees and all reasonable and documented fees, expenses, and disbursements of the advisors to the Consenting Stakeholders with respect to the efforts to implement the Restructuring Transactions and not previously paid by, or on behalf of, the Debtors or Reorganized Debtors, including: (a) Paul, Weiss, Rifkind, Wharton & Garrison LLP; (b) Houlihan Lokey, Inc.; (c) Opportune LLP; (d) Latham & Watkins, LLP; (e) local counsel in each applicable jurisdiction; and (f) other professionals, advisors, and experts engaged from time to time by or on behalf of the Consenting Stakeholders.

180. “U.S. Trustee” means the United States Trustee for the Southern District of Texas.

181.  “Unclaimed Distribution” means any distribution under the Plan on account of an Allowed Claim or Allowed Interest to a Holder that has not: (a) accepted a particular distribution or, in the case of distributions made by check, negotiated such check within 180 calendar days of receipt; (b) given notice to the Reorganized Debtors of an intent to accept a particular distribution within 180 calendar days of receipt; (c)  responded to the Debtors’ or Reorganized Debtors’ requests for information necessary to facilitate a particular distribution prior to the deadline included in such request for information; or (d) timely taken any other action necessary to facilitate such distribution.

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182. “Unexpired Lease” means a lease of nonresidential real property to which one or more of the Debtors is a party that is subject to assumption or rejection under section 365 of the Bankruptcy Code.

183. “Unimpaired” means with respect to a Class of Claims or Interests, a Class of Claims or Interests that is unimpaired within the meaning of section 1124 of the Bankruptcy Code.

184. “Unsecured Claim” means any Claim that is not a Secured Claim.

185. “Voting Report” means the report certifying the methodology for the tabulation of votes and result of voting under the Plan.

B.	Rules of Interpretation.

For purposes of the Plan: (1) in the appropriate context, each term, whether stated in the singular or the plural, shall include both the singular and the plural, and pronouns stated in the masculine, feminine, or neuter gender shall include the masculine, feminine, and the neuter gender; (2) unless otherwise specified, any reference herein to an existing document, schedule, or exhibit, whether or not Filed, having been Filed or to be Filed shall mean that document, schedule, or exhibit, as it may thereafter be amended, modified, or supplemented in accordance with the Restructuring Support Agreement, Plan, or Confirmation Order, as applicable; (3) any reference to an Entity as a Holder of a Claim or Interest includes that Entity’s successors and assigns; (4) unless otherwise specified, all references herein to “Articles” are references to Articles hereof; (5) unless otherwise specified, all references herein to exhibits are references to exhibits in the Plan Supplement; (6) unless otherwise specified, the words “herein,” “hereof,” and “hereto” refer to the Plan in its entirety rather than to a particular portion of the Plan; (7) subject to the provisions of any contract, charters, bylaws, partnership agreements, limited liability company agreements, operating agreements, or other organizational documents or shareholders’ agreements, as applicable, instrument, release, or other agreement or document entered into in connection with the Plan, the rights and obligations arising pursuant to the Plan shall be governed by, and construed and enforced in accordance with the applicable Law, including the Bankruptcy Code and Bankruptcy Rules; (8) any immaterial effectuating provisions may be interpreted by the Debtors or the Reorganized Debtors in such a manner that is consistent with the overall purpose and intent of the Plan all without further notice to or action, order, or approval of the Bankruptcy Court or any other Entity; (9) unless otherwise specified herein, the rules of construction set forth in section 102 of the Bankruptcy Code shall apply; (10) any term used in capitalized form herein that is not otherwise defined but that is used in the Bankruptcy Code or the Bankruptcy Rules shall have the meaning assigned to that term in the Bankruptcy Code or the Bankruptcy Rules, as the case may be; (11) all references to docket numbers of documents Filed in the Chapter 11 Cases are references to the docket numbers under the Bankruptcy Court’s CM/ECF system; (12) all references to statutes, regulations, orders, rules of courts, and the like shall mean as amended from time to time, and as applicable to the Chapter 11 Cases, unless otherwise stated; (13) references to “Proofs of Claim,” “Holders of Claims,” “Disputed Claims,” and the like shall include “Proofs of Interest,” “Holders of Interests,” “Disputed Interests,” and the like, as applicable; (14) captions and headings are inserted for convenience of reference only and are not intended to be a part of or to affect the interpretation of the Plan; (15) references to “shareholders,” “directors,” and/or “officers” shall also include “members” and/or “managers,” as applicable, as such terms are defined under the applicable state limited liability company laws; and (16) all references herein to consent, acceptance, or approval may be conveyed by counsel for the respective Person or Entity that have such consent, acceptance, or approval rights, including by electronic mail.

C.	Computation of Time.

Unless otherwise specifically stated herein, the provisions of Bankruptcy Rule 9006(a) shall apply in computing any period of time prescribed or allowed herein. If the date on which a transaction may occur pursuant to the Plan shall occur on a day that is not a Business Day, then such transaction shall instead occur on the next succeeding Business Day. Any action to be taken on the Effective Date may be taken on or as soon as reasonably practicable after the Effective Date.

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D.	Governing Law.

Except to the extent a rule of law or procedure is supplied by federal law (including the Bankruptcy Code or Bankruptcy Rules), and subject to the provisions of any contract, lease, instrument, release, indenture, or other agreement or document entered into expressly in connection herewith, the rights and obligations arising hereunder shall be governed by, and construed and enforced in accordance with, the laws of the State of New York, without giving effect to conflict of laws principles.

E.	Reference to Monetary Figures.

All references in the Plan to monetary figures shall refer to currency of the United States of America, unless otherwise expressly provided herein.

F.	Reference to the Debtors or the Reorganized Debtors.

Except as otherwise specifically provided in the Plan to the contrary, references in the Plan to the Debtors or the Reorganized Debtors shall mean the Debtors and the Reorganized Debtors, as applicable, to the extent the context requires.

G.	Controlling Document.

In the event of an inconsistency between the Plan and the Disclosure Statement, the terms of the Plan shall control in all respects. In the event of an inconsistency between the Plan and the Plan Supplement, the terms of the relevant provision in the Plan Supplement shall control (unless stated otherwise in such Plan Supplement document or in the Confirmation Order). In the event of an inconsistency between the Confirmation Order and the Plan, including the Plan Supplement, or the Disclosure Statement, the Confirmation Order shall control.

H.	Consultation, Information, Notice, and Consent Rights.

Notwithstanding anything herein to the contrary, any and all consultation, information, notice, and consent rights of the parties to the Restructuring Support Agreement set forth in the Restructuring Support Agreement (including the Consenting Stakeholder Consent Rights), with respect to the form and substance of the Plan, all exhibits to the Plan, the Plan Supplement, and all other Definitive Documents, including any amendments, restatements, supplements, or other modifications to such agreements and documents, and any consents, waivers, or other deviations under or from any such documents, shall be incorporated herein by this reference (including to the applicable definitions in Article I.A hereof) and fully enforceable as if stated in full herein.

Failure to reference the rights referred to in the immediately preceding paragraph as such rights relate to any document referenced in the Restructuring Support Agreement shall not impair such rights or obligations.

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ARTICLE II.

ADMINISTRATIVE CLAIMS, DIP CLAIMS,

PRIORITY CLAIMS, AND RESTRUCTURING EXPENSES

In accordance with section 1123(a)(1) of the Bankruptcy Code, Administrative Claims, Professional Fee Claims, DIP Claims, and Priority Tax Claims have not been classified and, thus, are excluded from the Classes of Claims and Interests set forth in Article III hereof.

A.	Administrative Claims.

Except with respect to the Professional Fee Claims and Claims for fees and expenses pursuant to section 1930 of chapter 123 of title 28 of the United States Code, and except to the extent that a Holder of an Allowed Administrative Claim and the Debtors against which such Allowed Administrative Claim is asserted agree to less favorable treatment for such Holder, or such Holder has been paid by any Debtor on account of such Allowed Administrative Claim prior to the Effective Date, each Holder of such an Allowed Administrative Claim will receive in full and final satisfaction of its Allowed Administrative Claim an amount of Cash equal to the amount of such Allowed Administrative Claim in accordance with the following: (1) if an Administrative Claim is Allowed on or prior to the Effective Date, on the Effective Date or as soon as reasonably practicable thereafter (or, if not then due, when such Allowed Administrative Claim is due or as soon as reasonably practicable thereafter); (2) if such Administrative Claim is not Allowed as of the Effective Date, no later than 30 days after the date on which an order allowing such Administrative Claim becomes a Final Order, or as soon as reasonably practicable thereafter; (3) if such Allowed Administrative Claim is based on liabilities incurred by the Debtors in the ordinary course of their business after the Petition Date, in accordance with the terms and conditions of the particular transaction giving rise to such Allowed Administrative Claim without any further action by the Holder of such Allowed Administrative Claim; (4) at such time and upon such terms as may be agreed upon by such Holder and the Debtors or the Reorganized Debtors, as applicable; or (5) at such time and upon such terms as set forth in an order of the Bankruptcy Court.

Holders of Administrative Claims that are required to File and serve a request for payment of such Administrative Claims by the Administrative Claims Bar Date that do not File and serve such a request by the Administrative Claims Bar Date shall be forever barred, estopped, and enjoined from asserting such Administrative Claims against the Debtors or the Reorganized Debtors, and such Administrative Claims shall be deemed compromised, settled, and released as of the Effective Date.

B.	DIP Claims.

On the Effective Date, the DIP Facility shall be indefeasibly converted into the Exit Facility, and all commitments under the DIP Credit Agreement shall terminate. Except to the extent that a Holder of an Allowed DIP Claim agrees to less favorable treatment, in full and final satisfaction, settlement, release, and discharge of, and in exchange for, each Allowed DIP Claim (subject to the last sentence of this Article II.B), each Holder of an Allowed DIP Claim shall receive its Pro Rata share of participation in the Exit RBL/Term Loan A Facility in accordance with the Exit Facility Documentation; provided, however, that to the extent the aggregate principal amount of the Exit Facilities outstanding on the Effective Date is more than the difference of $580 million minus the minimum availability threshold required under the Exit RBL/Term Loan Facility, each Holder of an Allowed DIP Claim shall receive a Pro Rata share of a distribution in Cash in an amount sufficient to reduce the aggregate principal amount of the Exit Facilities outstanding on the Effective Date to such difference, with such distribution in Cash applied first to Claims in respect of the New Money Facility (as defined in the DIP Credit Agreement) until payment in full of such Claims, and second to Claims in respect of the Roll Up Facility (as defined in the DIP Credit Agreement) up to payment in full of such Claims provided, further, that in the event the Debtors elect not to consummate the Exit Facility, the Debtors shall indefeasibly pay the DIP Facility in full in cash or provide such other treatment, solely with respect to the Roll Up Facility, as is agreed by the Majority Lenders (as defined in the DIP Credit Agreement) in their sole direction; provided, for the avoidance of doubt, that the Allowed DIP Claims on account of the New Money Facility shall be paid in full in cash unless the Holder of such Claims consents otherwise in writing. Upon the indefeasible satisfaction in full of the DIP Claims and termination of all commitments under the DIP Credit Agreement in accordance with the terms of this Article II.B, on the Effective Date all Liens and security interests granted to secure such DIP Claims shall be automatically terminated and of no further force and effect, without any further notice to or action, order, or approval of the Bankruptcy Court or any other Entity.

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C.	Professional Fee Claims.

1. Final Fee Applications and Payment of Professional Fee Claims.

All final requests for payment of Professional Fee Claims for services rendered and reimbursement of expenses incurred prior to the Effective Date must be Filed no later than 45 days after the Effective Date. The Bankruptcy Court shall determine the Allowed amounts of such Professional Fee Claims after notice and a hearing in accordance with the procedures established by the Bankruptcy Court, including the Interim Compensation Order. The Reorganized Debtors shall pay Professional Fee Claims in Cash in the amount the Bankruptcy Court Allows, including from the Professional Escrow Account, as soon as reasonably practicable after such Professional Fee Claims are Allowed, and which Allowed amount shall not be subject to disallowance, setoff, recoupment, subordination, recharacterization, or reduction of any kind, including pursuant to section 502(d) of the Bankruptcy Code. To the extent that funds held in the Professional Escrow Account are insufficient to satisfy the amount of Professional Fee Claims owing to the Professionals, such Professionals shall have an Allowed Administrative Claim for any such deficiency, which shall be satisfied in accordance with Article II.A of the Plan.

2. Professional Escrow Account.

No later than the Effective Date, the Debtors shall establish and fund the Professional Escrow Account with Cash equal to the Professional Fee Amount. The Professional Escrow Account shall be maintained in trust solely for the Professionals until all Professional Fee Claims Allowed by the Bankruptcy Court have been irrevocably paid in full pursuant to one or more Final Orders. Such funds shall not be considered property of the Debtors’ Estates. The amount of Allowed Professional Fee Claims shall be paid in Cash to the Professionals by the Reorganized Debtors from the Professional Escrow Account as soon as reasonably practicable after such Professional Fee Claims are Allowed. When all such Allowed Professional Fee Claims have been paid in full, any remaining amount in the Professional Escrow Account shall promptly be transferred to the Reorganized Debtors without any further notice to or action, order, or approval of the Bankruptcy Court.

3. Professional Fee Amount.

Professionals shall reasonably estimate their unpaid Professional Fee Claims and other unpaid fees and expenses incurred in rendering services to the Debtors before and as of the Effective Date, and shall deliver such estimate to the Debtors no later than five days before the Effective Date; provided that such estimate shall not be deemed to limit the amount of the fees and expenses that are the subject of each Professional’s final request for payment in the Chapter 11 Cases. If a Professional does not provide an estimate, the Debtors or the Reorganized Debtors may estimate the unpaid and unbilled fees and expenses of such Professional.

4. Post-Confirmation Fees and Expenses.

Except as otherwise specifically provided in the Plan, from and after the Confirmation Date, the Debtors shall, in the ordinary course of business and without any further notice to or action, order, or approval of the Bankruptcy Court, pay in Cash the reasonable and documented legal, professional, or other fees and expenses incurred by the Debtors. Upon the Confirmation Date, any requirement that Professionals comply with sections 327 through 331, 363, and 1103 of the Bankruptcy Code or the Interim Compensation Order in seeking retention or compensation for services rendered after such date shall terminate, and the Debtors may employ and pay any Professional in the ordinary course of business without any further notice to or action, order, or approval of the Bankruptcy Court.

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D.	Priority Tax Claims.

Except to the extent that a Holder of an Allowed Priority Tax Claim agrees to less favorable treatment, in full and final satisfaction, settlement, release, and discharge of, and in exchange for, each Allowed Priority Tax Claim, each Holder of such Allowed Priority Tax Claim shall be treated in accordance with the terms set forth in section 1129(a)(9)(C) of the Bankruptcy Code.

E.	Payment of Statutory Fees.

All fees payable pursuant to section 1930(a) of the Judicial Code, as determined by the Bankruptcy Court at a hearing pursuant to section 1128 of the Bankruptcy Code, shall be paid by each of the Reorganized Debtors (or the Disbursing Agent on behalf of each of the Reorganized Debtors) for each quarter (including any fraction thereof) until the earlier of entry of a final decree closing such Chapter 11 Cases or an order of dismissal or conversion, whichever comes first.

F.	Transaction Expenses.

The Transaction Expenses incurred, or estimated to be incurred, up to and including the Effective Date shall be paid in full in Cash on the Effective Date (to the extent not previously paid prior to or during the course of the Chapter 11 Cases in accordance with the terms of the Restructuring Support Agreement or any Final Order of the Bankruptcy Court) without any requirement: (1) to file a fee application with the Bankruptcy Court; (2) for review or approval by the Bankruptcy Court or any other party; or (3) to provide itemized time detail. All Transaction Expenses to be paid on the Effective Date shall be estimated as of the Effective Date and such estimates shall be delivered to the Debtors at least two Business Days before the anticipated Effective Date; provided that such estimates shall not be considered an admission or limitation with respect to such Transaction Expenses. In addition, the Debtors and Reorganized Debtors (as applicable) shall continue to pay Transaction Expenses related to implementation, Consummation, and defense of the Plan after the Effective Date when due and payable in the ordinary course, whether incurred before, on, or after the Effective Date without any requirement: (1) to file a fee application with the Bankruptcy Court; (2) for review or approval by the Bankruptcy Court or any other party; or (3) to provide itemized time detail.

The Debtors will pay the Notes Trustee Fees as provided in, and subject to any limitations set forth in, the Notes Indentures. If the Debtors dispute any requested Notes Trustee Fees, the Debtors or Reorganized Debtors, as applicable, shall (i) pay the undisputed portion of Notes Trustee Fees, and (ii)  notify the Notes Trustee of such dispute within two days after presentment of the invoices by the Notes Trustee. The Notes Trustee reserves the right to exercise its Notes Trustee Charging Lien in accordance with the applicable Notes Indenture. Any dispute in connection with the Notes Trustee’s exercise of the Notes Trustee Charging Lien shall be governed by the terms of the Notes Indentures and may be submitted by the Notes Trustee, Debtors, or Reorganized Debtors, as applicable, to the Bankruptcy Court. Nothing herein shall be deemed to impair, waive, discharge, or negatively impact the Notes Trustee Charging Lien.

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ARTICLE III.

CLASSIFICATION AND TREATMENT OF CLAIMS AND INTERESTS

A.	Classification of Claims and Interests.

Except for the Claims addressed in Article II hereof, all Claims and Interests are classified in the Classes set forth below in accordance with sections 1122 and 1123(a)(1) of the Bankruptcy Code. A Claim or an Interest, or any portion thereof, is classified in a particular Class only to the extent that any portion of such Claim or Interest fits within the description of that Class and is classified in other Classes to the extent that any portion of the Claim or Interest fits within the description of such other Classes. A Claim or an Interest also is classified in a particular Class for the purpose of receiving distributions under the Plan only to the extent that such Claim or Interest is an Allowed Claim or Allowed Interest in that Class and has not been paid, released, or otherwise satisfied prior to the Effective Date.

The Plan constitutes a separate Plan for each of the Debtors, and the classification of Claims and Interests set forth herein shall apply separately to each of the Debtors (except for Class 4A General Unsecured Claims against Gulfport Parent, Class 5A Notes Claims against Gulfport Parent, and Class 8 Existing Interests in Gulfport Parent, which shall only apply to Debtor Gulfport Parent, and Class 4B General Unsecured Claims against Gulfport Subsidiaries and Class 5B Notes Claims against Gulfport Subsidiaries, which shall only apply to the Gulfport Subsidiary Debtors). All of the potential Classes for the Debtors are set forth herein. Voting tabulations for recording acceptances or rejections of the Plan shall be conducted on a Debtor-by-Debtor basis as set forth above.

Class	Claims and Interests	Status	Voting Rights
Class 1	Other Secured Claims	Unimpaired	Not Entitled to Vote (Presumed to Accept)

Class 2	Other Priority Claims	Unimpaired	Not Entitled to Vote (Presumed to Accept)

Class 3	RBL Claims	Impaired	Entitled to Vote
Class 4A	General Unsecured Claims against Gulfport Parent	Impaired	Entitled to Vote

Class 4B	General Unsecured Claims against Gulfport Subsidiaries	Impaired	Entitled to Vote

Class 5A	Notes Claims against Gulfport Parent	Impaired	Entitled to Vote

Class 5B	Notes Claims against Gulfport Subsidiaries	Impaired	Entitled to Vote

Class 6	Intercompany Claims	Unimpaired / Impaired	Not Entitled to Vote (Presumed to Accept or Deemed to Reject)

Class 7	Intercompany Interests	Unimpaired / Impaired	Not Entitled to Vote (Presumed to Accept or Deemed to Reject)

Class 8	Existing Interests in Gulfport Parent	Impaired	Not Entitled to Vote (Deemed to Reject)

Class 9	Section 510(b) Claims	Impaired	Not Entitled to Vote (Deemed to Reject)

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B.	Treatment of Claims and Interests.

Each Holder of an Allowed Claim or Allowed Interest, as applicable, shall receive under the Plan the treatment described below in full and final satisfaction, settlement, release, and discharge of and in exchange for such Holder’s Allowed Claim or Allowed Interest, as applicable, except to the extent different treatment is agreed to in writing by the Debtors or the Reorganized Debtors, as applicable, and the Holder of such Allowed Claim or Allowed Interest, as applicable. Unless otherwise indicated, the Holder of an Allowed Claim or Allowed Interest, as applicable, shall receive such treatment on the Effective Date (or, if payment is not then due, in accordance with such Claim’s or Interest’s terms in the ordinary course of business) or as soon as reasonably practicable thereafter.

1.	Class 1 – Other Secured Claims

(a)	Classification: Class 1 consists of all Allowed Other Secured Claims.

(b)	Treatment: Each Holder of an Allowed Other Secured Claim shall receive, at the option of the applicable Debtor, with the consent of the Required Consenting Stakeholders (such consent not to be unreasonably withheld):

(i)	payment in full in Cash of its Allowed Other Secured Claim;

(ii)	the collateral securing its Allowed Other Secured Claim;

(iii)	Reinstatement of its Allowed Other Secured Claim; or

(iv)	such other treatment that renders its Allowed Other Secured Claim Unimpaired in accordance with section 1124 of the Bankruptcy Code.

(c)	Voting: Class 1 is Unimpaired under the Plan. Holders of Allowed Other Secured Claims are conclusively presumed to have accepted the Plan pursuant to section 1126(f) of the Bankruptcy Code. Therefore, such Holders are not entitled to vote to accept or reject the Plan.

2.	Class 2 – Other Priority Claims

(a)	Classification: Class 2 consists of all Allowed Other Priority Claims.

(b)	Treatment: Each Holder of an Allowed Other Priority Claim shall receive treatment in a manner consistent with section 1129(a)(9) of the Bankruptcy Code.

(c)	Voting: Class 2 is Unimpaired under the Plan. Holders of Allowed Other Priority Claims are conclusively presumed to have accepted the Plan pursuant to section 1126(f) of the Bankruptcy Code. Therefore, such Holders are not entitled to vote to accept or reject the Plan.

3.	Class 3 – RBL Claims

(a)	Classification: Class 3 consists of all Allowed RBL Claims.

(b)	Allowance: Solely with respect to the RBL Claims, on the Effective Date, the RBL Claims shall be Allowed in the aggregate principal amount of approximately $442 million, after accounting for the Roll-Up DIP Claims, plus any accrued, unpaid pre- and postpetition interest on such principal amount at the applicable contractual interest rate, any unpaid fees and expenses payable in accordance with the RBL Credit Agreement, and any other obligations payable under the RBL Credit Agreement, and shall not be subject to disallowance, setoff, recoupment, subordination, recharacterization, or reduction of any kind, including pursuant to section 502(d) of the Bankruptcy Code.

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(c)	Treatment: Each Holder of an Allowed RBL Claim shall receive, at the option of each such Holder, either:

(i)	if such Holder elects to participate in the Exit RBL/Term Loan A Facility, its Pro Rata share of the Exit RBL/Term Loan A; or

(ii)	if such Holder does not elect to participate in the Exit RBL/Term Loan A Facility (including by not making any election with respect to the Exit Facility on the ballot), its Pro Rata share of the Exit Term Loan B Facility.

(d)	Voting: Class 3 is Impaired under the Plan. Holders of Allowed RBL Claims are entitled to vote to accept or reject the Plan.

4A. Class 4A – General Unsecured Claims against Gulfport Parent

(a)	Classification: Class 4A consists of all Allowed General Unsecured Claims against Gulfport Parent.

(b)	Treatment: Each Holder of an Allowed General Unsecured Claim against Gulfport Parent shall receive, in full and final satisfaction of such Claim, its Pro Rata[1] share of the Gulfport Parent Equity Pool; provided, however, that once the Holders of Notes Claims receive distributions of 94% of the New Common Stock (prior to and not including any dilution by the Management Incentive Plan or any conversion of New Preferred Stock into New Common Stock) in the aggregate on account of their Notes Claims against all Debtors, the Holders of Notes Claims shall waive any excess recovery on account of their Pro Rata share of the Gulfport Parent Equity Pool until Holders of Allowed General Unsecured Claims against Gulfport Parent have received New Common Stock with a value sufficient to satisfy their Allowed General Unsecured Claims against Gulfport Parent in full (based on Plan Value).

Voting: Class 4A is Impaired under the Plan. Holders of Allowed General Unsecured Claims against Gulfport Parent are entitled to vote to accept or reject the Plan.

4B. Class 4B – General Unsecured Claims against Gulfport Subsidiaries

(a)	Classification: Class 4B consists of all Allowed General Unsecured Claims against Gulfport Subsidiaries.

(b)	Treatment: Each Holder of an Allowed General Unsecured Claim against Gulfport Subsidiaries shall receive, in full and final satisfaction of such Claim, its Pro Rata[2] share of the: (i) Gulfport Subsidiaries Equity Pool, (ii) Rights Offering Subscription Rights, and (iii) New Unsecured Notes.

[1]	For the treatment set forth in this Article III.B.4A.b, the Pro Rata amounts shall be calculated as the Pro Rata share of all General Unsecured Claims against Gulfport Parent and Notes Claims against Gulfport Parent.

[2]	For the treatment set forth in this Article III.B.4B.b, the Pro Rata amounts shall be calculated as the Pro Rata share of all General Unsecured Claims against Gulfport Subsidiaries and Notes Claims against Gulfport Subsidiaries.

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(c)	Voting: Class 4B is Impaired under the Plan. Holders of Allowed General Unsecured Claims against Gulfport Subsidiaries are entitled to vote to accept or reject the Plan.

5A. Class 5A – Notes Claims against Gulfport Parent

(a)	Classification: Class 5A consists of all Allowed Notes Claims against Gulfport Parent.

(b)	Allowance: On the Effective Date, the Notes Claims shall be Allowed in the aggregate amount of approximately $1,823 million, inclusive of all unpaid principal amounts and accrued and unpaid interest on such principal amounts as of the Petition Date at the applicable contractual interest rate and any unpaid fees and expenses payable in accordance with the Notes Indentures, and shall not be subject to disallowance, setoff, recoupment, subordination, recharacterization, or reduction of any kind, including pursuant to section 502(d) of the Bankruptcy Code.

(c)	Treatment: Each Holder of an Allowed Notes Claim against Gulfport Parent shall receive, in full and final satisfaction of such Claim, its Pro Rata[3] share of the Gulfport Parent Equity Pool; provided, however, that once the Holders of Notes Claims receive distributions of 94% of the New Common Stock (prior to and not including any dilution by the Management Incentive Plan or any conversion of New Preferred Stock into New Common Stock) in the aggregate on account of their Notes Claims against all Debtors, the Holders of Notes Claims shall waive any excess recovery on account of their Pro Rata share of the Gulfport Parent Equity Pool until Holders of Allowed General Unsecured Claims against Gulfport Parent have received New Common Stock with a value sufficient to satisfy their Allowed General Unsecured Claims against Gulfport Parent in full (based on Plan Value); provided further, however, distributions to any Holder of a Notes Claim against Gulfport Parent shall be subject to the rights and terms of the Notes Indentures and the rights of the Notes Trustee to assert the Notes Trustee Charging Lien.

Voting: Class 5A is Impaired under the Plan. Holders of Allowed Notes Claims against Gulfport Parent are entitled to vote to accept or reject the Plan.

5B. Class 5B – Notes Claims against Gulfport Subsidiaries

(a)	Classification: Class 5B consists of all Allowed Notes Claims against Gulfport Subsidiaries.

[3]	For the treatment set forth in this Article III.B.5A.c, the Pro Rata amounts shall be calculated as the Pro Rata share of all General Unsecured Claims against Gulfport Parent and Notes Claims against Gulfport Parent.

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(b)	Allowance: On the Effective Date, the Notes Claims shall be Allowed in the aggregate amount of approximately $1,823 million, inclusive of all unpaid principal amounts and accrued and unpaid interest on such principal amounts as of the Petition Date at the applicable contractual interest rate and any unpaid fees and expenses payable in accordance with the Notes Indentures, against each of the Debtors that are obligors under the Notes Indentures and shall not be subject to disallowance, setoff, recoupment, subordination, recharacterization, or reduction of any kind, including pursuant to section 502(d) of the Bankruptcy Code.

(c)	Treatment: Each Holder of an Allowed Notes Claim against Gulfport Subsidiaries shall receive, in full and final satisfaction of such Claim, its Pro Rata[4] share of the:

(i)	Gulfport Subsidiaries Equity Pool, (ii) Rights Offering Subscription Rights, and

(iii)	New Unsecured Notes; provided, however, distributions to any Holder of a Notes Claim against Gulfport Subsidiaries shall be subject to the rights and terms of the Notes Indentures and the rights of the Notes Trustee to assert the Notes Trustee Charging Lien.

(d)	Voting: Class 5B is Impaired under the Plan. Holders of Allowed Notes Claims against Gulfport Subsidiaries are entitled to vote to accept or reject the Plan.

6.	Class 6 – Intercompany Claims

(a)	Classification: Class 6 consists of all Intercompany Claims.

(b)	Treatment: The Plan and the distributions contemplated thereby constitute a global settlement of any and all Intercompany Claims and causes of action by and between any of the Debtors that may exist as of the Effective Date, and any and all Intercompany Claims will be cancelled on the Effective Date in exchange for the distributions contemplated by the Plan to Holders of Claims against and Interests in the respective Debtor entities. The Plan shall be considered a settlement of the Intercompany Claims pursuant to Bankruptcy Rule 9019.

(c)	Voting: Class 6 is Unimpaired under the Plan if Intercompany Claims are Reinstated or Impaired under the Plan if Intercompany Claims are cancelled. Holders of Intercompany Claims are conclusively presumed to have accepted the Plan pursuant to section 1126(f) or rejected the Plan pursuant to section 1126(g) of the Bankruptcy Code. Therefore, such Holders are not entitled to vote to accept or reject the Plan.

7.	Class 7 – Intercompany Interests

(a)	Classification: Class 7 consists of all Intercompany Interests.

(b)	Treatment: Holders of Intercompany Interests shall receive no recovery or distribution and shall be Reinstated solely to the extent necessary to maintain the Debtors’ prepetition corporate structure for the ultimate benefit of the Holders of New Common Stock and New Preferred Stock.

[4]	For the treatment set forth in this Article III.B.5B.c, the Pro Rata amounts shall be calculated as the Pro Rata share of all General Unsecured Claims against Gulfport Subsidiaries and Notes Claims against Gulfport Subsidiaries.

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(c)	Voting: Class 7 is Unimpaired under the Plan if Intercompany Interests are Reinstated or Impaired under the Plan if Intercompany Interests are cancelled. Holders of Intercompany Interests are conclusively presumed to have accepted the Plan pursuant to section 1126(f) or rejected the Plan pursuant to section 1126(g) of the Bankruptcy Code. Therefore, such Holders are not entitled to vote to accept or reject the Plan.

8.	Class 8 – Existing Interests in Gulfport Parent

(a)	Classification: Class 8 consists of all Existing Interests in Gulfport Parent.

(b)	Treatment: On the Effective Date, all Existing Interests in Gulfport Parent shall be cancelled, released, and extinguished, and will be of no further force or effect.

(c)	Voting: Class 8 is Impaired under the Plan. Holders of Existing Interests in Gulfport Parent are conclusively presumed to have rejected the Plan pursuant to section 1126(g) of the Bankruptcy Code. Therefore, Holders of Existing Interests in Gulfport Parent are not entitled to vote to accept or reject the Plan.

9.	Class 9 – Section 510(b) Claims

(a)	Classification: Class 9 consists of all Section 510(b) Claims.

(b)	Allowance: Notwithstanding anything to the contrary herein, a Section 510(b) Claim, if any such Claim exists, may only become Allowed by Final Order of the Bankruptcy Court.

(c)	Treatment: On the Effective Date, all Allowed Section 510(b) Claims, if any, shall be cancelled, released, and extinguished, and will be of no further force or effect.

(d)	Voting: Class 9 is Impaired under the Plan. Holders (if any) of Allowed Section 510(b) Claims are conclusively presumed to have rejected the Plan pursuant to section 1126(g) of the Bankruptcy Code. Therefore, Holders of Allowed Section 510(b) Claims (if any) are not entitled to vote to accept or reject the Plan.

C.	Special Provision Governing Unimpaired Claims.

Except as otherwise provided in the Plan, nothing under the Plan shall affect the Debtors’ or the Reorganized Debtors’ rights regarding any Unimpaired Claim, including, all rights regarding legal and equitable defenses to or setoffs or recoupments against any such Unimpaired Claim.

D.	Elimination of Vacant Classes.

Any Class of Claims or Interests that does not have a Holder of an Allowed Claim or Allowed Interest or a Claim or Interest temporarily Allowed by the Bankruptcy Court as of the date of the Confirmation Hearing shall be deemed eliminated from the Plan for purposes of voting to accept or reject the Plan and for purposes of determining acceptance or rejection of the Plan by such Class pursuant to section 1129(a)(8) of the Bankruptcy Code.

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E.	Voting Classes, Presumed Acceptance by Non-Voting Classes.

If a Class contains Claims or Interests eligible to vote on the Plan and no Holder of Claims or Interests eligible to vote in such Class votes to accept or reject the Plan, the Holders of such Claims or Interests in such Class shall be deemed to have accepted the Plan.

F.	Intercompany Interests.

To the extent Reinstated under the Plan, distributions on account of Intercompany Interests are not being received by Holders of such Intercompany Interests on account of their Intercompany Interests but for the purposes of administrative convenience and due to the importance of maintaining the prepetition corporate structure for the ultimate benefit of the Holders of New Common Stock and New Preferred Stock, and in exchange for the Debtors’ and Reorganized Debtors’ agreement under the Plan to make certain distributions to the Holders of Allowed Claims. For the avoidance of doubt, to the extent Reinstated pursuant to the Plan, on and after the Effective Date, all Intercompany Interests shall be owned by the same Reorganized Debtor that corresponds with the Debtor that owned such Intercompany Interests immediately prior to the Effective Date.

G.	Confirmation Pursuant to Sections 1129(a)(10) and 1129(b) of the Bankruptcy Code.

Section 1129(a)(10) of the Bankruptcy Code shall be satisfied for purposes of Confirmation by acceptance of the Plan by at least one Impaired Class of Claims. The Debtors shall seek Confirmation of the Plan pursuant to section 1129(b) of the Bankruptcy Code with respect to any rejecting Class(es) of Claims or Interests. The Debtors reserve the right to modify the Plan in accordance with Article XII hereof to the extent, if any, that Confirmation pursuant to section 1129(b) of the Bankruptcy Code requires modification, including by modifying the treatment applicable to a Class of Claims or Interests or reclassifying Claims to the extent permitted by the Bankruptcy Code and the Bankruptcy Rules.

H.	Controversy Concerning Impairment.

If a controversy arises as to whether any Claims or Interests, or any Class of Claims or Interests, are Impaired, the Bankruptcy Court shall, after notice and a hearing, determine such controversy on or before the Confirmation Date.

I.	Subordinated Claims and Interests.

The allowance, classification, and treatment of all Allowed Claims and Allowed Interests and the respective distributions and treatments under the Plan take into account and conform to the relative priority and rights of the Claims and Interests in each Class in connection with any contractual, legal, and equitable subordination rights relating thereto, whether arising under general principles of equitable subordination, section 510(b) of the Bankruptcy Code, or otherwise. Pursuant to section 510 of the Bankruptcy Code, and subject to the Restructuring Support Agreement, the Debtors or Reorganized Debtors, as applicable, reserve the right to re-classify any Allowed Claim or Allowed Interest in accordance with any contractual, legal, or equitable subordination rights relating thereto.

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ARTICLE IV.

MEANS FOR IMPLEMENTATION OF THIS PLAN

A.	General Settlement of Claims and Interests.

Pursuant to section 1123 of the Bankruptcy Code and Bankruptcy Rule 9019, and in consideration for the classification, distributions, releases, and other benefits provided under the Plan, upon the Effective Date, the provisions of the Plan shall constitute a good faith compromise and settlement of all Claims, Interests, Causes of Action, and controversies released, settled, compromised, discharged, satisfied, or otherwise resolved pursuant to the Plan, including (1) any challenge to the amount, validity, enforceability, priority, or extent of the Notes Claims, (2) any Claim to avoid, subordinate, or disallow any Notes Claim whether under any provision of chapter 5 of the Bankruptcy Code, on any equitable theory (including equitable subordination, equitable disallowance, or unjust enrichment) or otherwise, and (3) any disputes concerning in any way the validity, effectiveness, or priority of the Intercompany Claims. The Plan shall be deemed a motion to approve the good faith compromise and settlement of all such Claims, Interests, Causes of Action, and controversies pursuant to Bankruptcy Rule 9019, and the entry of the Confirmation Order shall constitute the Bankruptcy Court’s approval of such compromise and settlement under section 1123 of the Bankruptcy Code and Bankruptcy Rule 9019, as well as a finding by the Bankruptcy Court that such settlement and compromise is fair, equitable, reasonable and in the best interests of the Debtors, their Estates, and Holders of Claims and Interests. Subject to Article VI hereof, all distributions made to Holders of Allowed Claims and Allowed Interests (as applicable) in any Class are intended to be and shall be final.

Certain Claims and Causes of Action may exist between one or more of the Debtors and one or more of its Affiliates, which Claims and Causes of Action have been settled, and such settlement is reflected in the treatment of the Intercompany Claims and the Claims against and Interests in each Debtor entity. The Plan shall be deemed a motion to approve the good faith compromise and settlement of such Claims and Causes of Action pursuant to Bankruptcy Rule 9019.

B.	Restructuring Transactions.

On or before the Effective Date, the applicable Debtors or the Reorganized Debtors shall enter into and shall take any actions as may be necessary or appropriate to effect the Restructuring Transactions. The actions to implement the Restructuring Transactions may include, in accordance with the Consenting Stakeholder Consent Rights: (1) the execution and delivery of appropriate agreements or other documents of merger, amalgamation, consolidation, restructuring, conversion, disposition, transfer, arrangement, continuance, dissolution, sale, purchase, or liquidation containing terms that are consistent with the terms of the Plan and that satisfy the requirements of applicable Law and any other terms to which the applicable Entities may agree; (2) the execution and delivery of appropriate instruments of transfer, assignment, assumption, or delegation of any asset, property, right, liability, debt, or obligation on terms consistent with the terms of the Plan and having other terms for which the applicable Entities may agree; (3) the execution, delivery, and filing, if applicable, of appropriate certificates or articles of incorporation, formation, reincorporation, merger, consolidation, conversion, amalgamation, arrangement, continuance, or dissolution pursuant to applicable state or provincial law; (4) the formation of Reorganized Gulfport Holdco and such other implementation steps as set forth in the Restructuring Steps Memorandum; and (5) all other actions that the applicable Entities determine to be necessary or appropriate, including making filings or recordings that may be required by applicable law in connection with the Plan. The Confirmation Order shall, and shall be deemed to, pursuant to sections 363 and 1123 of the Bankruptcy Code, authorize, among other things, all actions as may be necessary or appropriate to effect any transaction described in, contemplated by, or necessary to effectuate the Plan, including the Restructuring Transactions.

The Debtors shall issue all Securities, notes, instruments, certificates, and other documents required to be issued pursuant to the Plan and the Restructuring Transactions in accordance with the Restructuring Steps Memorandum.

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C.	Reorganized Debtors.

On the Effective Date, the New Board shall be established, and the Reorganized Debtors shall adopt their New Organizational Documents. The Reorganized Debtors shall be authorized to adopt any other agreements, documents, and instruments and to take any other actions contemplated under the Plan as necessary to consummate the Plan. Cash payments to be made pursuant to the Plan will be made by the Debtors or the Reorganized Debtors. The Debtors and Reorganized Debtors will be entitled to transfer funds between and among themselves as they determine to be necessary or appropriate to enable the Debtors or the Reorganized Debtors, as applicable, to satisfy their obligations under the Plan. Except as set forth herein, any changes in intercompany account balances resulting from such transfers will be accounted for and settled in accordance with the Debtors’ historical intercompany account settlement practices and will not violate the terms of the Plan.

From and after the Effective Date, the Reorganized Debtors, in consultation with the Consenting Stakeholders and subject to any applicable limitations set forth in any post-Effective Date agreement, shall have the right and authority without further order of the Bankruptcy Court to raise additional capital and obtain additional financing, subject to the New Organizational Documents and the Exit Facility Documentation, as the boards of directors or boards of managers of the applicable Reorganized Debtors deem appropriate.

D.	Sources of Consideration for Plan Distributions.

The Debtors and the Reorganized Debtors, as applicable, shall fund distributions under the Plan with: (1) Cash on hand as of the Effective Date, including the proceeds from the DIP Facility and the Exit Facility, (2) the New Common Stock and the New Preferred Stock, (3) the New Unsecured Notes, and (4) the Rights Offering Subscription Rights.

1.	Issuance of New Common Stock and New Preferred Stock.

As set forth in the Restructuring Steps Memorandum, the Debtors presently intend to implement a flip merger at least one day prior to or on the Effective Date (the “Flip Merger”). However, it is possible that the parties will decide to undertake one of two alternative structures described below in lieu of undertaking the Flip Merger, in which case, the New Common Stock, Rights Offering Subscription Rights, and New Preferred Stock will instead represent interests in Reorganized Gulfport Parent.

Assuming the Flip Merger occurs, all Interests in Reorganized Gulfport Holdco held by Holders of Existing Interests as a result of the Flip Merger will be canceled as of the Effective Date and on the Effective Date or as soon as reasonably practicable thereafter, (a) Reorganized Gulfport Holdco will issue the New Common Stock and Rights Offering Subscription Rights to Reorganized Gulfport Parent, which shall distribute such New Common Stock and Rights Offering Subscription Rights, as applicable, to each Holder of a Claim that is entitled to receive New Common Stock or Rights Offering Subscription Rights in exchange for such Claim pursuant to the Plan and (b) Reorganized Gulfport Holdco will issue New Preferred Stock to each Holder of a Claim that is entitled to receive New Preferred Stock pursuant to the Rights Offering or the Backstop Commitment Agreement (including the Backstop Commitment Premium). However, it is possible that the parties will agree to utilize an alternative structure. In the first alternative structure (“Alternative Structure 1”), (x) all Existing Interests will be cancelled, (y) Reorganized Gulfport Parent will issue and distribute New Common Stock and Rights Offering Subscription Rights directly to each Holder of a Claim that is entitled to receive New Common Stock or Rights Offering Subscription Rights in exchange for such Claim pursuant to the Plan, and (z) Reorganized Gulfport Parent will issue New Preferred Stock to each Holder of a Claim that is entitled to receive New Preferred Stock pursuant to the Rights Offering or the Backstop Commitment Agreement (including the Backstop Commitment Premium). In the second alternative structure (“Alternative Structure 2”), (i) all Existing Interests will be cancelled, (ii) Reorganized Gulfport Parent will issue New Common Stock and Rights Offering Subscription Rights to Reorganized Gulfport Holdco, which shall distribute such New Common Stock and Rights Offering Subscription Rights, as applicable, to each Holder of a Class 4B Claim and each Holder of a Class 5B Claim that is entitled to receive New Common Stock or Rights Offering Subscription Rights in exchange for such Claim pursuant to the Plan, (iii) Reorganized Gulfport Parent will issue and distribute New Common Stock directly to each Holder of a Class 4A Claim and each Holder of a Class 5A Claim that is entitled to receive New Common Stock in exchange for such Claim pursuant to the Plan, and (iv)  Reorganized Gulfport Parent will issue New Preferred Stock to each Holder of a Claim that is entitled to receive New Preferred Stock pursuant to the Rights Offering or the Backstop Commitment Agreement (including the Backstop Commitment Premium). Under each such structure, the issuance of New Common Stock and New Preferred Stock will be authorized without the need for any further corporate action and without any further action by the Debtors or the Reorganized Debtors, as applicable. The Reorganized Debtors will be authorized to issue a certain number of shares of New Common Stock and New Preferred Stock required to be issued under the Plan and pursuant to their New Organizational Documents. On the Effective Date, the Debtors or Reorganized Debtors, as applicable, will issue all Securities, notes, instruments, certificates, and other documents required to be issued pursuant to the Plan.

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All of the New Common Stock and New Preferred Stock issued or authorized to be issued pursuant to the Plan shall be duly authorized, validly issued, fully paid, and non assessable. Each distribution and issuance referred to in Article VI hereof will be governed by the terms and conditions set forth in the Plan applicable to such distribution or issuance and by the terms and conditions of the instruments evidencing or relating to such distribution or issuance, which terms and conditions will bind each Entity receiving such distribution or issuance.

2.	Exit Facility.

On the Effective Date, the Reorganized Debtors shall enter into the Exit Facility, the terms of which will be set forth in the Exit Facility Documentation and consistent with the Restructuring Support Agreement and the Hedging Order; provided that the Debtors or the Reorganized Debtors, as applicable, determine that entry into the Exit Facility is in the best interests of the Reorganized Debtors and such determination is acceptable to the Required Consenting Stakeholders.

To the extent applicable, Confirmation of the Plan shall be deemed (a) approval of the Exit Facility (including the transactions and related agreements contemplated thereby and all actions to be taken, undertakings to be made, and obligations to be incurred and fees and expenses to be paid by the Debtors or the Reorganized Debtors, as applicable, in connection therewith), to the extent not approved by the Bankruptcy Court previously and (b) authorization for the Debtors or the Reorganized Debtors, as applicable, to, without further notice to or order of the Bankruptcy Court, (i) execute and deliver those documents and agreements necessary or appropriate to pursue or obtain the Exit Facility, including the Exit Facility Documentation, and incur and pay any fees and expenses in connection therewith, and (ii) act or take action under applicable Law, regulation, order, or rule or vote, consent, authorization, or approval of any Person, subject to such modifications as the Debtors or the Reorganized Debtors, as applicable, may deem to be necessary to consummate the Exit Facility; provided that such modifications are acceptable to the Required Consenting Stakeholders.

As of the Effective Date, upon the granting or continuation of Liens in accordance with the Exit Facility Documentation, all of the Liens and security interests to be granted in accordance with the Exit Facility Documentation (a) shall be deemed to be granted, (b) shall be legal, binding, automatically perfected, non-avoidable, and enforceable Liens on, and security interests in, the applicable collateral in accordance with the respective terms of the Exit Facility Documentation, (c) shall be deemed perfected on or prior to the Effective Date, subject only to such Liens and security interests as may be permitted under the respective Exit Facility Documentation, and (d) shall not be subject to avoidance, recharacterization, or equitable subordination for any purposes whatsoever and shall not constitute preferential transfers, fraudulent transfers, or fraudulent conveyances under the Bankruptcy Code or any applicable non-bankruptcy law, and the Exit Facility Collateral Agent for the benefit of the Exit Facility Secured Parties shall have a valid, binding, perfected, non-avoidable, and enforceable first-priority lien on and security interest in the Exit Facility Collateral, subject only to such Liens and security interests as permitted under the Exit Facility Documentation, and valid, binding, non-avoidable, and enforceable guarantee and collateral documentation. To the extent provided in the Exit Facility Documentation, the Exit Facility Agents or holder(s) of Liens under the Exit Facility Documentation are authorized to file with the appropriate authorities mortgages, financing statements and other documents, and to take any other action in order to evidence, validate, and perfect such Liens or security interests. The guarantees, mortgages, pledges, Liens, and other security interests granted to secure the obligations arising under the Exit Facility Documentation have been granted in good faith, for legitimate business purposes, and for reasonably equivalent value as an inducement to the lenders thereunder to extent credit thereunder shall be deemed not to constitute a fraudulent conveyance or fraudulent transfer and shall not otherwise be subject to avoidance, recharacterization, or subordination for any purposes whatsoever and shall not constitute preferential transfers or fraudulent conveyances under the Bankruptcy Code or any applicable nonbankruptcy law, and the priorities of such Liens and security interests shall be as set forth in the Exit Facility Documentation. The Reorganized Debtors and the persons and entities granted such Liens and security interests shall be authorized to make all filings and recordings, and to obtain all governmental approvals and consents necessary to establish and perfect such Liens and security interests under the provisions of the applicable state, federal, or other law that would be applicable in the absence of the Plan and the Confirmation Order (it being understood that perfection shall occur automatically by virtue of the entry of the Confirmation Order and any such filings, recordings, approvals, and consents shall not be required), and will thereafter cooperate to make all other filings and recordings that otherwise would be necessary under applicable law to give notice of such Liens and security interests to third parties.

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3.	Rights Offering.

On the Effective Date, the Debtors will consummate the Rights Offering. The Debtors or Reorganized Debtors, as applicable, shall allocate the Rights Offering Subscription Rights to Holders of Allowed General Unsecured Claims against Gulfport Subsidiaries and Allowed Notes Claims against Gulfport Subsidiaries as set forth in the Plan and the Rights Offering Procedures. Upon exercise of the Rights Offering Subscription Rights pursuant to the terms of the Rights Offering Procedures, the Backstop Commitment Agreement, and the Plan, the Reorganized Debtors shall be authorized to issue New Preferred Stock in accordance with the Rights Offering Procedures, the Backstop Commitment Agreement, and the Plan.

The Rights Offering will be conducted on a Pro Rata basis in reliance upon one or more exemptions from registration under the Securities Act, which will include the exemption provided in section 1145 of the Bankruptcy Code to the fullest extent available and, to the extent such exemption is not available (and with respect to the New Preferred Stock, only in the proportion required to preserve the availability of such exemption under section 1145 of the Bankruptcy Code), the exemption from registration set forth in Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder or another available exemption from registration under the Securities Act.

In addition, on the Distribution Date, New Preferred Stock in an amount equal to the Backstop Commitment Premium shall be distributed to the Backstop Commitment Parties under and as set forth in the Backstop Commitment Agreement. Pursuant to the Backstop Commitment Agreement, the Backstop Commitment Parties shall purchase any New Preferred Stock not subscribed to as set forth in the Backstop Commitment Agreement. On the Effective Date, the rights and obligations of the Debtors under the Backstop Commitment Agreement shall vest in the Reorganized Debtors.

4.	New Unsecured Notes.

On the Effective Date, the Debtors, as applicable, will execute the New Unsecured Notes Documents, pursuant to which Reorganized Gulfport Parent (or, in the case of Alternative Structure 2, Reorganized Gulfport Holdco) will issue the New Unsecured Notes to applicable Holders of Claims in partial exchange for such Holders’ respective Claims as set forth in Article III.B hereof.

To the extent applicable, Confirmation of the Plan shall be deemed (a) approval of the new Unsecured Notes (including the transactions and related agreements contemplated thereby and all actions to be taken, undertakings to be made, and obligations to be incurred and fees and expenses to be paid by the Debtors or the Reorganized Debtors, as applicable, in connection therewith), to the extent not approved by the Bankruptcy Court previously and, (b) authorization for the Debtors or the Reorganized Debtors, as applicable, to, without further notice to or order of the Bankruptcy Court, (i) execute and deliver those documents and agreements necessary or appropriate to issue the New Unsecured Notes, including the New Unsecured Notes Documents, and incur and pay any fees and expenses in connection therewith, and (ii) act or take action under applicable Law, regulation, order, or rule or vote, consent, authorization, or approval of any Person, subject to such modifications as the Debtors or the Reorganized Debtors, as applicable, may deem to be necessary to consummate the issuance of the New Unsecured Notes; provided that such modifications are acceptable to the Required Consenting Stakeholders.

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E.	Exemption from Registration Requirements.

All New Preferred Stock and New Common Stock issued under the Plan will be exempt from, among other things, the registration and prospectus delivery requirements under the Securities Act or any similar federal, state, or local laws in reliance upon section 1145 of the Bankruptcy Code to the maximum extent permitted and applicable and, to the extent that reliance on such section is either not permitted or not applicable, the exemption set forth in section 4(a)(2) of the Securities Act. All New Preferred Stock and New Common Stock issued pursuant to the exemption from registration set forth in section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder will be considered “restricted securities” and may not be transferred except pursuant to an effective registration statement under the Securities Act or an available exemption therefrom.

Persons who acquire the New Preferred Stock or New Common Stock pursuant to the exemption from registration set forth in section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder will hold “restricted securities.” Resales of such restricted securities would not be exempted by section 1145 of the Bankruptcy Code from registration under the Securities Act or other applicable law. Holders of restricted securities would, however, be permitted to resell New Preferred Stock or New Common Stock without registration if they are able to comply with the applicable provisions of Rule 144 or Rule 144A under the Securities Act (if available) or any other exemption from registration under the Securities Act, or if such Securities are registered with the Securities and Exchange Commission.

All New Preferred Stock or New Common Stock issued to Holders of Allowed General Unsecured Claims against Gulfport Parent, Allowed General Unsecured Claims against Gulfport Subsidiaries, Allowed Notes Claims against Gulfport Parent, Allowed Notes Claims against Gulfport Subsidiaries, or Existing Interests in Gulfport Parent on account of their Claims or Interests will be issued without registration under the Securities Act or any similar federal, state, or local law in reliance on Section 1145(a) of the Bankruptcy Code, to the extent available, or in reliance on Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder to the extent reliance on Section 1145(a) of the Bankruptcy Code is not available.

The New Preferred Stock and New Common Stock shall be reflected through the facilities of DTC, and neither the Debtors, the Reorganized Debtors, nor any other Person, as applicable, shall be required to provide any further evidence other than the Plan or the Confirmation Order with respect to the treatment of such New Preferred Stock or New Common Stock (to the extent they are deemed to be Securities) to be issued under the Plan under applicable securities laws, and such Plan or Confirmation Order shall be deemed to be legal and binding obligations of the Reorganized Debtors in all respects.

DTC shall be required to accept and conclusively rely upon the Plan and Confirmation Order in lieu of a legal opinion regarding whether the New Preferred Stock and New Common Stock to be issued under the Plan are exempt from registration and/or eligible for DTC book-entry delivery, settlement, and depository services. Notwithstanding anything to the contrary in the Plan, no Entity (including, for the avoidance of doubt, DTC) may require a legal opinion regarding the validity of any transaction contemplated by the Plan, including, for the avoidance of doubt, whether the New Preferred Stock and New Common Stock to be issued under the Plan are exempt from registration and/or eligible for DTC book-entry delivery, settlement, and depository services.

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F.	Corporate Existence.

Except as otherwise provided in the Plan or any agreement, instrument, or other document incorporated in the Plan or the Plan Supplement, each Debtor shall continue to exist after the Effective Date as a separate corporation, limited liability company, partnership, or other form, as the case may be, with all the powers of a corporation, limited liability company, partnership, or other form, as the case may be, pursuant to the applicable Law in the jurisdiction in which each applicable Debtor is incorporated or formed and pursuant to the respective certificate of incorporation and bylaws (or other formation documents) in effect prior to the Effective Date, except to the extent such certificate of incorporation and bylaws (or other formation documents) are amended under the Plan or otherwise, in each case, consistent with the Plan and the Restructuring Support Agreement (and subject to the Consenting Stakeholder Consent Rights), and to the extent such documents are amended in accordance therewith, such documents are deemed to be amended pursuant to the Plan and require no further action or approval (other than any requisite filings required under applicable state, provincial, or federal law). After the Effective Date, the respective certificate of incorporation and bylaws (or other formation documents) of one or more of the Reorganized Debtors may be amended or modified on the terms therein without supervision or approval by the Bankruptcy Court and free of any restrictions of the Bankruptcy Code or Bankruptcy Rules. After the Effective Date, one or more of the Reorganized Debtors may be disposed of, dissolved, wound down, or liquidated without supervision or approval by the Bankruptcy Court and free of any restrictions of the Bankruptcy Code or Bankruptcy Rules.

G.	Vesting of Assets in the Reorganized Debtors.

Except as otherwise provided in the Confirmation Order, the Plan, or any agreement, instrument, or other document incorporated in, or entered into in connection with or pursuant to, the Plan or Plan Supplement, on the Effective Date, all property in each Estate, all Causes of Action, and any property acquired by any of the Debtors pursuant to the Plan shall vest in each respective Reorganized Debtor, free and clear of all Liens, Claims, charges, or other encumbrances. On and after the Effective Date, except as otherwise provided in the Plan, each Reorganized Debtor may operate its business and may use, acquire, or dispose of property and compromise or settle any Claims, Interests, or Causes of Action without supervision or approval by the Bankruptcy Court and free of any restrictions of the Bankruptcy Code or the Bankruptcy Rules.

H.	Cancellation of Existing Securities and Agreements.

On the Effective Date, except to the extent otherwise provided in the Plan or the Confirmation Order, all notes, instruments, certificates, credit agreements, indentures, and other documents evidencing Claims or Interests shall be cancelled and the obligations of the Debtors thereunder or in any way related thereto shall be deemed satisfied in full, cancelled, discharged, and of no force or effect. Holders of or parties to such cancelled instruments, Securities, and other documentation will have no rights arising from or relating to such instruments, Securities, and other documentation, or the cancellation thereof, except the rights provided for pursuant to the Plan. Notwithstanding anything to the contrary herein, but subject to any applicable provisions of Article VI hereof, to the extent cancelled pursuant to this paragraph, the DIP Credit Agreement, the RBL Credit Agreement, and the Notes Indentures shall continue in effect solely to the extent necessary to: (1) permit Holders of Claims under the DIP Credit Agreement, the RBL Credit Agreement, and the Notes Indentures to receive their respective Plan Distributions, if any (subject to any applicable charging liens, including, without limitation, the Notes Trustee Charging Lien); (2) permit the Disbursing Agent, as applicable, to make Plan Distributions on account of the Allowed Claims under the DIP Credit Agreement, the RBL Credit Agreement, and the Notes Indentures, as applicable (subject to any applicable charging liens, including, without limitation, the Notes Trustee Charging Lien); (3) permit each of the DIP Agent, RBL Agent, and the Notes Trustee to seek compensation and/or reimbursement for Notes Trustee Fees, in accordance with the terms of the Plan and Notes Indentures, and preserve any rights of the DIP Agent, RBL Agent, any L/C Issuing Bank, and Notes Trustee to maintain, exercise, and enforce of any applicable rights of indemnity, reimbursement, or contribution, including the RBL/DIP Preserved Rights, and any applicable charging lien, including the Notes Trustee Charging Lien; and (4) permit each of the DIP Agent, RBL Agent, Holders of Claims under the DIP Credit Agreement or the RBL Credit Agreement, L/C Issuing Banks, and the Notes Trustee to appear and be heard in the Chapter 11 Cases or in any proceeding in the Bankruptcy Court, and any appeals related to the Chapter 11 Cases or proceedings in the Bankruptcy Court, including to enforce any obligation owed to the DIP Agent, the RBL Agent, and the Notes Trustee, or Holders of Claims under the DIP Credit Agreement, the RBL Credit Agreement, and the Notes Indentures, as applicable. Except as provided in the Plan (including Article VI hereof) or as may be necessary to effectuate the terms of the Plan, on the Effective Date, the DIP Agent, RBL Agent, the Notes Trustee, and their respective agents, successors, and assigns, shall be automatically and fully discharged of all of their duties and obligations associated with the DIP Credit Agreement, RBL Credit Agreement, and the Notes Indentures, as applicable. To the extent cancelled in accordance with this paragraph, the commitments and obligations (if any) of the Holders of the Notes and the lenders under the DIP Credit Agreement, and the RBL Credit Agreement to extend any further or future credit or financial accommodations to any of the Debtors, any of their respective subsidiaries or any of their respective successors or assigns under the RBL Credit Agreement, and the Notes Indentures, as applicable, shall fully terminate and be of no further force or effect on the Effective Date. Notwithstanding anything in the Plan to the contrary, nothing herein releases, cancels, or otherwise limits or modifies any obligations of the RBL Lenders or DIP Lenders with respect to the RBL/DIP Preserved Rights.

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I.	Corporate Action.

On the Effective Date, all actions contemplated under the Plan shall be deemed authorized and approved in all respects, including: (1) adoption or assumption, as applicable, of the Compensation and Benefit Programs; (2) selection of the directors or managers, as applicable, and officers for the Reorganized Debtors; (3) the issuance and distribution of the New Common Stock and New Preferred Stock; (4)  implementation of the Restructuring Transactions; (5) entry into the Exit Facility Documentation, as applicable; (6) all other actions contemplated under the Plan (whether to occur before, on, or after the Effective Date); (7) adoption, execution, delivery and/or filing of the New Organizational Documents; (8)  the rejection, assumption, or assumption and assignment, as applicable, of Executory Contracts and Unexpired Leases; and (9) all other acts or actions contemplated or reasonably necessary or appropriate to promptly consummate the Restructuring Transactions contemplated by the Plan (whether to occur before, on, or after the Effective Date). All matters provided for in the Plan involving the corporate structure of the Debtors or the Reorganized Debtors, and any corporate, partnership, limited liability company, or other governance action required by the Debtors or the Reorganized Debtors, as applicable, in connection with the Plan shall be deemed to have occurred and shall be in effect, without any requirement of further action by the equity holders, members, directors, managers, or officers of the Debtors or the Reorganized Debtors, as applicable. On or (as applicable) prior to the Effective Date, the appropriate officers of the Debtors or the Reorganized Debtors, as applicable, shall be authorized and (as applicable) directed to issue, execute, and deliver the agreements, documents, Securities, and instruments contemplated under the Plan (or necessary or desirable to effect the transactions contemplated under the Plan) in the name of and on behalf of the Reorganized Debtors, including the New Common Stock and the New Preferred Stock, the New Organizational Documents, the Exit Facility Documentation (as applicable), and any and all other agreements, documents, Securities, and instruments relating to the foregoing. The authorizations and approvals contemplated by this Article IV.I shall be effective notwithstanding any requirements under non-bankruptcy Law.

J.	New Organizational Documents.

On or immediately prior to the Effective Date, the New Organizational Documents (which shall be consistent with the Restructuring Support Agreement, the Plan, and the Plan Supplement) shall be automatically adopted by the applicable Reorganized Debtors. To the extent required under the Plan or applicable non-bankruptcy Law, each of the Reorganized Debtors will file its New Organizational Documents with the applicable Secretaries of State and/or other applicable authorities in its respective state or country of organization if and to the extent required in accordance with the applicable Laws of the respective state or country of organization. The New Organizational Documents will (a) authorize the issuance of the New Common Stock and the New Preferred Stock and (b) prohibit the issuance of non-voting equity Securities to the extent required under section 1123(a)(6) of the Bankruptcy Code.

After the Effective Date, the Reorganized Debtors may amend and restate their respective New Organizational Documents in accordance with the terms thereof, and the Reorganized Debtors may file such amended certificates or articles of incorporation, bylaws, or such other applicable formation documents, and other constituent documents as permitted by Laws of the respective states, provinces, or countries of incorporation and the New Organizational Documents.

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K.	Indemnification Obligations.

Consistent with applicable Law, all indemnification provisions in place on and as of the Effective Date (whether in the by-laws, certificates of incorporation or formation, limited liability company agreements, other organizational documents, board resolutions, indemnification agreements, employment contracts, or otherwise) for current and former directors, officers, managers, employees, attorneys, accountants, investment bankers, and other professionals of the Debtors, as applicable, shall be Reinstated and remain intact, irrevocable, and shall survive the effectiveness of the Plan on terms no less favorable to such current and former directors, officers, managers, employees, attorneys, accountants, investment bankers, and other professionals of the Debtors than the indemnification provisions in place prior to the Effective Date.

L.	Managers and Officers of the Reorganized Debtors.

As of the Effective Date, the term of the current members of the board of directors of Gulfport Parent shall expire. The New Board will consist of the Reorganized Debtors’ Chief Executive Officer and other directors, all of whom will be selected and appointed in a manner determined by the Required Consenting Noteholders. The identities of directors on the New Board shall be set forth in the Plan Supplement to the extent known at the time of filing.

M.	Effectuating Documents; Further Transactions.

On and after the Effective Date, the Reorganized Debtors, and their respective officers, directors, members, or managers (or other relevant governing body), are authorized to and may issue, execute, deliver, file, or record such contracts, Securities, instruments, releases, and other agreements or documents and take such actions as may be necessary or appropriate to effectuate, implement, and further evidence the terms and conditions of the Plan, Exit Facility entered into, and the Securities issued pursuant to the Plan in the name of and on behalf of the Reorganized Debtors, without the need for any approvals, authorization, or consents except for those expressly required pursuant to the Plan.

N.	Section 1146 Exemption.

To the fullest extent permitted by section 1146(a) of the Bankruptcy Code, any transfers (whether from a Debtor to a Reorganized Debtor or to any other Person) of property under the Plan or pursuant to: (1) the issuance, distribution, transfer, or exchange of any debt, equity Security, or other interest in the Debtors or the Reorganized Debtors, including the New Common Stock and the New Preferred Stock; (2)  the Restructuring Transactions; (3) the creation, modification, consolidation, termination, refinancing, and/or recording of any mortgage, deed of trust, or other security interest, or the securing of additional indebtedness by such or other means; (4) the making, assignment, or recording of any lease or sublease; (5) the grant of collateral as security for the Reorganized Debtors’ obligations under and in connection with the Exit Facility; or (6) the making, delivery, or recording of any deed or other instrument of transfer under, in furtherance of, or in connection with, the Plan, including any deeds, bills of sale, assignments, or other instrument of transfer executed in connection with any transaction arising out of, contemplated by, or in any way related to the Plan, shall not be subject to any document recording tax, stamp tax, conveyance fee, intangibles or similar tax, mortgage tax, real estate transfer tax, personal property transfer tax, sales or use tax, mortgage recording tax, Uniform Commercial Code filing or recording fee, regulatory filing or recording fee, or other similar tax or governmental assessment, and upon entry of the Confirmation Order, the appropriate state or local governmental officials or agents shall forego the collection of any such tax or governmental assessment and accept for filing and recordation any of the foregoing instruments or other documents without the payment of any such tax, recordation fee, or governmental assessment. All filing or recording officers (or any other Person with authority over any of the foregoing), wherever located and by whomever appointed, shall comply with the requirements of section 1146(a) of the Bankruptcy Code, shall forego the collection of any such tax or governmental assessment, and shall accept for filing and recordation any of the foregoing instruments or other documents without the payment of any such tax or governmental assessment.

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O.	Director and Officer Liability Insurance.

Notwithstanding anything in the Plan to the contrary, the Reorganized Debtors shall be deemed to have assumed all of the Debtors’ D&O Liability Insurance Policies pursuant to section 365(a) of the Bankruptcy Code effective as of the Effective Date. Entry of the Confirmation Order will constitute the Bankruptcy Court’s approval of the Reorganized Debtors’ foregoing assumption of each of the unexpired D&O Liability Insurance Policies. Notwithstanding anything to the contrary contained in the Plan, Confirmation of the Plan shall not discharge, impair, or otherwise modify any indemnity obligations assumed by the foregoing assumption of the D&O Liability Insurance Policies, and each such indemnity obligation will be deemed and treated as an Executory Contract that has been assumed by the Debtors under the Plan as to which no Proof of Claim need be Filed.

In addition, after the Effective Date, none of the Reorganized Debtors shall terminate or otherwise reduce the coverage under any D&O Liability Insurance Policies in effect on or after the Petition Date, with respect to conduct occurring prior thereto, and all directors, managers and officers of the Debtors who served in such capacity at any time prior to the Effective Date shall be entitled to the full benefits of any such policy for the full term of such policy, to the extent set forth therein, regardless of whether such directors, managers and officers remain in such positions after the Effective Date.

P.	Management Incentive Plan.

Effective on the Effective Date, the Reorganized Debtors may implement the Management Incentive Plan as provided herein. If determined by the New Board, the Management Incentive Plan will provide for 50% of the Management Incentive Plan Pool (the “Initial Pool”) to be allocated within 60 days following the Effective Date to the Management Incentive Plan Participants in the form of restricted stock units (or their economic equivalents) subject to terms (including performance metrics and vesting criteria) to be agreed between the Management Incentive Plan Participants and the New Board; provided that such period shall be extended automatically by an additional 30 days if good faith discussions between the Management Incentive Plan Participants and the New Board regarding the terms of the Management Incentive Plan remain ongoing at the conclusion of the initial 60 day period. If either (a) the New Board does not institute the Management Incentive Plan with respect to the Initial Pool in accordance with the terms of this Article IV.P (including the time periods set forth herein) or (b) the terms of the Initial Pool with respect to any Management Incentive Plan Participant are not satisfactory to such participant in such participant’s sole discretion prior to the expiration of the time periods set forth herein, in either case, such event shall constitute “good reason” under the applicable MIP Employment Agreement; provided that the allocation of the Initial Pool of any Management Incentive Plan Participant (but not any other terms and conditions of the Initial Pool) shall be deemed satisfactory as to such participant if such participant receives at least the applicable percentage of the Initial Pool set forth in the Initial MIP Allocation.

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Q.	Employee and Retiree Benefits.

All Compensation and Benefits Programs shall be assumed by the Reorganized Debtors and shall remain in place as of the Effective Date, and the Reorganized Debtors will continue to honor such agreements, arrangements, programs, and plans. For the avoidance of doubt, pursuant to section 1129(a)(13) of the Bankruptcy Code, from and after the Effective Date, all retiree benefits (as such term is defined in section 1114 of the Bankruptcy Code), if any, shall continue to be paid in accordance with applicable law. On the Effective Date, the Debtors shall assume all employment agreements, indemnification agreements, or other agreements entered into with current and former employees, directors, managers, members, or officers, including the MIP Employment Agreements. For the avoidance of doubt, the only employment agreements with severance obligations that will be assumed are the MIP Employment Agreements.

R.	Preservation of Causes of Action.

In accordance with section 1123(b) of the Bankruptcy Code, each Reorganized Debtor, as applicable, shall retain and may enforce all rights to commence and pursue, as appropriate, any and all Causes of Action of the Debtors, whether arising before or after the Petition Date, that are specifically enumerated in the Schedule of Retained Causes of Action, and the Reorganized Debtors’ rights to commence, prosecute, or settle such retained Causes of Action shall be preserved notwithstanding the occurrence of the Effective Date or any other provision of the Plan to the contrary.

The Reorganized Debtors may pursue such retained Causes of Action, as appropriate, in accordance with the best interests of the Reorganized Debtors. No Entity may rely on the absence of a specific reference in the Plan, the Plan Supplement, or the Disclosure Statement to any Cause of Action against it as any indication that the Debtors or the Reorganized Debtors, as applicable, will not pursue any and all available retained Causes of Action of the Debtors against it. The Debtors and the Reorganized Debtors expressly reserve all rights to prosecute any and all retained Causes of Action against any Entity. Unless otherwise agreed upon in writing by the parties to the applicable Cause of Action, all objections to the Schedule of Retained Causes of Action must be Filed with the Bankruptcy Court on or before 30 days after the Effective Date. Any such objection that is not timely Filed shall be disallowed and forever barred, estopped, and enjoined from assertion against any Reorganized Debtor, without the need for any objection or responsive pleading by the Reorganized Debtors or any other party in interest or any further notice to or action, order, or approval of the Bankruptcy Court. The Reorganized Debtors may settle any such objection without any further notice to or action, order, or approval of the Bankruptcy Court. If there is any dispute regarding the inclusion of any Cause of Action on the Schedule of Retained Causes of Action that remains unresolved by the Debtors or Reorganized Debtors, as applicable, and the objection party for 30 days, such objection shall be resolved by the Bankruptcy Court. Unless any Causes of Action of the Debtors against an Entity are expressly waived, relinquished, exculpated, released, compromised, or settled in the Plan or a Final Order (and for the avoidance of doubt, any Causes of Action on the Schedule of Retained Causes of Action shall not be expressly relinquished, exculpated, released, compromised, or settled in the Plan), the Reorganized Debtors expressly reserve all Causes of Action, for later adjudication, and, therefore, no preclusion doctrine, including the doctrines of res judicata, collateral estoppel, issue preclusion, claim preclusion, estoppel (judicial, equitable, or otherwise), or laches, shall apply to such Causes of Action upon, after, or as a consequence of the Confirmation or Consummation.

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The Reorganized Debtors reserve and shall retain such Causes of Action of the Debtors notwithstanding the rejection or repudiation of any Executory Contract or Unexpired Lease during the Chapter 11 Cases or pursuant to the Plan. In accordance with section 1123(b)(3) of the Bankruptcy Code, any retained Causes of Action that a Debtor may hold against any Entity shall vest in the Reorganized Debtors. The applicable Reorganized Debtors, through their authorized agents or representatives, shall retain and may exclusively enforce any and all such Causes of Action. The Reorganized Debtors shall have the exclusive right, authority, and discretion to determine and to initiate, file, prosecute, enforce, abandon, settle, compromise, release, withdraw, or litigate to judgment any such Causes of Action and to decline to do any of the foregoing without the consent or approval of any third party or further notice to or action, order, or approval of the Bankruptcy Court.

ARTICLE V.

TREATMENT OF EXECUTORY CONTRACTS AND UNEXPIRED LEASES

A.	Assumption and Rejection of Executory Contracts and Unexpired Leases.

On the Effective Date, except as otherwise provided in Article V.H.1 and elsewhere herein, all Executory Contracts or Unexpired Leases not otherwise assumed or rejected will be deemed assumed by the applicable Reorganized Debtor in accordance with the provisions and requirements of sections 365 and 1123 of the Bankruptcy Code, other than those that are: (1) identified on the Schedule of Rejected Executory Contracts and Unexpired Leases; (2) previously expired or terminated pursuant to their own terms or agreement of the parties thereto; (3) have been previously assumed or rejected by the Debtors pursuant to a Final Order; (4) are the subject of a motion to reject that is pending on the Effective Date; or (5)  have an ordered or requested effective date of rejection that is after the Effective Date; provided that notwithstanding anything to the contrary herein, no Executory Contract or Unexpired Lease shall be assumed, assumed and assigned, or rejected without the prior written consent of the Required Consenting Stakeholders.

Entry of the Confirmation Order shall constitute an order of the Bankruptcy Court approving the assumptions, assumptions and assignments, or rejections of the Executory Contracts or Unexpired Leases as set forth in the Plan, or the Schedule of Rejected Executory Contracts and Unexpired Leases or Schedule of Proposed Cure Amounts, pursuant to sections 365(a) and 1123 of the Bankruptcy Code. Except as otherwise specifically set forth herein, assumptions or rejections of Executory Contracts and Unexpired Leases pursuant to the Plan are effective as of the Effective Date. Each Executory Contract or Unexpired Lease assumed pursuant to the Plan or by Bankruptcy Court order but not assigned to a third party before the Effective Date shall re-vest in and be fully enforceable by the applicable contracting Reorganized Debtor in accordance with its terms, except as such terms may have been modified by the provisions of the Plan or any order of the Bankruptcy Court authorizing and providing for its assumption. Any motions to assume Executory Contracts or Unexpired Leases pending on the Effective Date shall be subject to approval by a Final Order on or after the Effective Date but may be withdrawn, settled, or otherwise prosecuted by the Reorganized Debtors.

Except as otherwise provided herein or agreed to by the Debtors and the applicable counterparty, each assumed Executory Contract or Unexpired Lease shall include all modifications, amendments, supplements, restatements, or other agreements related thereto, and all rights related thereto, if any, including all easements, licenses, permits, rights, privileges, immunities, options, rights of first refusal, and any other interests. Modifications, amendments, supplements, and restatements to prepetition Executory Contracts and Unexpired Leases that have been executed by the Debtors during the Chapter 11 Cases shall not be deemed to alter the prepetition nature of the Executory Contract or Unexpired Lease or the validity, priority, or amount of any Claims that may arise in connection therewith.

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To the maximum extent permitted by Law, any Executory Contract or Unexpired Lease assumed or assumed and assigned pursuant to the Plan shall be deemed modified such that the transactions contemplated by the Plan shall not constitute a “change of control” or “assignment” (or terms with similar effect) under, or any other transaction or matter that would result in a violation, breach or default under, or increase, accelerate or otherwise alter any obligations, rights or liabilities of the Debtors or the Reorganized Debtors under, or result in the creation or imposition of a Lien upon any property or asset of the Debtors or the Reorganized Debtors pursuant to, the applicable Executory Contract or Unexpired Lease, and any consent or advance notice required under such Executory Contract or Unexpired Lease shall be deemed satisfied by Confirmation. Notwithstanding anything to the contrary in the Plan, the Debtors or the Reorganized Debtors, as applicable, reserve the right to alter, amend, modify, or supplement the Schedule of Rejected Executory Contracts and Unexpired Leases and the Schedule of Proposed Cure Amounts at any time up to 45 days after the Effective Date.

To the extent any provision of the Bankruptcy Code or the Bankruptcy Rules require the Debtors to assume or reject an Executory Contract or Unexpired Lease, such requirement shall be satisfied if the Debtors make an election to assume or reject such Executory Contract or Unexpired Lease prior to the deadline set forth by the Bankruptcy Code or the Bankruptcy Rules, as applicable, regardless of whether or not the Bankruptcy Court has actually ruled on such proposed assumption or rejection prior to such deadline.

If certain, but not all, of a contract counterparty’s Executory Contracts or Unexpired Leases are assumed pursuant to the Plan, the Confirmation Order shall be a determination that such counterparty’s Executory Contracts or Unexpired Leases that are being rejected pursuant to the Plan are severable agreements that are not integrated with those Executory Contracts and/or Unexpired Leases that are being assumed pursuant to the Plan. Parties seeking to contest this finding with respect to their Executory Contracts and/or Unexpired Leases must file a timely objection to the Plan on the grounds that their agreements are integrated and not severable, and any such dispute shall be resolved by the Bankruptcy Court at the Confirmation Hearing (to the extent not resolved by the parties prior to the Confirmation Hearing).

B.	Claims Based on Rejection of Executory Contracts or Unexpired Leases.

Unless otherwise provided by a Final Order of the Bankruptcy Court, all Proofs of Claim with respect to Claims arising from the rejection of Executory Contracts or Unexpired Leases, pursuant to the Plan or the Confirmation Order, if any, must be Filed with the Bankruptcy Court within 30 days after the later of (1) the date of entry of an order of the Bankruptcy Court (including the Confirmation Order) approving such rejection, (2) the effective date of such rejection, or (3) the Effective Date. Any Claims arising from the rejection of an Executory Contract or Unexpired Lease not Filed with the Bankruptcy Court within such time will be automatically disallowed, forever barred from assertion, and shall not be enforceable against the Debtors or the Reorganized Debtors, the Estates, or their property without the need for any objection by the Reorganized Debtors or further notice to, or action, order, or approval of the Bankruptcy Court or any other Entity, and any Claim arising out of the rejection of the Executory Contract or Unexpired Lease shall be deemed fully satisfied, released, and discharged, notwithstanding anything in the Proof of Claim to the contrary. All Allowed Claims arising from the rejection of the Debtors’ Executory Contracts or Unexpired Leases shall be classified as General Unsecured Claims and shall be treated in accordance with, as applicable, (b) or Article III.B(b) of the Plan.

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C.	Cure of Defaults for Assumed Executory Contracts and Unexpired Leases.

On the Effective Date or as soon as reasonably practicable thereafter, the Debtors or the Reorganized Debtors, as applicable, shall, in accordance with the Schedule of Proposed Cure Amounts pay all Cure costs relating to Executory Contracts and Unexpired Leases that are being assumed under the Plan. Unless otherwise agreed upon in writing by the parties to the applicable Executory Contract or Unexpired Lease, all requests for payment of Cure costs that differ from the amounts paid or proposed to be paid by the Debtors or the Reorganized Debtors to a counterparty must be Filed with the Solicitation Agent on or before fourteen days after the Filing of the Schedule of Proposed Cure Amounts. Any such request that is not timely Filed shall be disallowed and forever barred, estopped, and enjoined from assertion, and shall not be enforceable against any Debtor or Reorganized Debtor, without the need for any objection by the Debtors or Reorganized Debtors or any other party in interest or any further notice to or action, order, or approval of the Bankruptcy Court. Any Cure costs shall be deemed fully satisfied, released, and discharged upon payment by the Debtors or the Reorganized Debtors of the applicable Cure costs; provided, however, that nothing herein shall prevent the Reorganized Debtors from paying any Cure costs despite the failure of the relevant counterparty to file such request for payment of such Cure costs. The Reorganized Debtors also may settle any Cure costs without any further notice to or action, order, or approval of the Bankruptcy Court. In addition, any objection to the assumption of an Executory Contract or Unexpired Lease under the Plan must be Filed with the Bankruptcy Court on or before the Confirmation Hearing. Any such objection will be scheduled to be heard by the Bankruptcy Court at the Confirmation Hearing or at the Debtors’ or Reorganized Debtors’, as applicable, first scheduled omnibus hearing for which such objection is timely Filed. Any counterparty to an Executory Contract or Unexpired Lease that fails to timely object to the proposed assumption of any Executory Contract or Unexpired Lease will be deemed to have consented to such assumption.

If there is any dispute regarding any Cure costs, the ability of the Reorganized Debtors or any assignee to provide “adequate assurance of future performance” within the meaning of section 365 of the Bankruptcy Code, or any other matter pertaining to assumption, then payment of any Cure costs shall occur as soon as reasonably practicable after entry of a Final Order resolving such dispute, approving such assumption (and, if applicable, assignment), or as may be agreed upon by the Debtors or the Reorganized Debtors, as applicable, and the counterparty to the Executory Contract or Unexpired Lease. The Debtors and Reorganized Debtors, as applicable, reserve the right at any time to move to reject any Executory Contract or Unexpired Lease based upon the existence of any such unresolved dispute. If the Bankruptcy Court determines that the Allowed Cure cost with respect to any Executory Contract or Unexpired Lease is greater than the amount set forth in the Schedule of Proposed Cure Amounts, the Debtors shall have the right to add such Executory Contract or Unexpired Lease to the Schedule of Rejected Executory Contracts and Unexpired Leases, in which case such Executory Contract or Unexpired Lease will be deemed rejected as of the Effective Date subject to the applicable counterparty’s right to object to such rejection.

Assumption of any Executory Contract or Unexpired Lease pursuant to the Plan or otherwise shall result in the full release and satisfaction of any Cures, Claims, or defaults, whether monetary or nonmonetary, including defaults of provisions restricting the change in control or ownership interest composition or any bankruptcy-related defaults, arising at any time prior to the effective date of assumption. Any and all Proofs of Claim based upon Executory Contracts or Unexpired Leases that have been assumed in the Chapter 11 Cases, including pursuant to the Confirmation Order, shall be deemed disallowed and expunged as of the later of (1) the date of entry of an order of the Bankruptcy Court (including the Confirmation Order) approving such assumption, (2) the effective date of such assumption or (3) the Effective Date without the need for any objection thereto or any further notice to or action, order, or approval of the Bankruptcy Court.

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D.	Preexisting Obligations to the Debtors under Executory Contracts and Unexpired Leases.

Rejection of any Executory Contract or Unexpired Lease pursuant to the Plan or otherwise shall not constitute a termination of preexisting obligations owed to the Debtors or the Reorganized Debtors, as applicable, under such Executory Contracts or Unexpired Leases. In particular, notwithstanding any applicable non-bankruptcy Law to the contrary, the Reorganized Debtors expressly reserve and do not waive any right to receive, or any continuing obligation of a counterparty to provide, warranties or continued maintenance obligations with respect to goods previously purchased by the Debtors pursuant to rejected Executory Contracts or Unexpired Leases.

E.	Insurance Policies.

Each of the Debtors’ insurance policies and any agreements, documents, or instruments relating thereto, are treated as Executory Contracts under the Plan. Unless otherwise provided in the Plan, on the Effective Date, (1) the Debtors shall be deemed to have assumed all insurance policies and any agreements, documents, and instruments relating to coverage of all insured Claims and (2) such insurance policies and any agreements, documents, or instruments relating thereto shall revest in the Reorganized Debtors.

F.	Reservation of Rights.

Nothing contained in the Plan or the Plan Supplement shall constitute an admission by the Debtors or any other party that any contract or lease is in fact an Executory Contract or Unexpired Lease or that any Reorganized Debtor has any liability thereunder. If there is a dispute regarding whether a contract or lease is or was executory or unexpired at the time of assumption or rejection, the Debtors or the Reorganized Debtors, as applicable, shall have 45 days following entry of a Final Order resolving such dispute to alter their treatment of such contract or lease.

G.	Nonoccurrence of Effective Date.

In the event that the Effective Date does not occur, the Bankruptcy Court shall retain jurisdiction with respect to any request to extend the deadline for assuming or rejecting Unexpired Leases pursuant to section 365(d)(4) of the Bankruptcy Code.

H.	Employee Compensation and Benefits.

1. Compensation and Benefit Programs.

Subject to the provisions of the Plan, all Compensation and Benefits Programs shall be treated as Executory Contracts under the Plan and deemed assumed on the Effective Date pursuant to the provisions of sections 365 and 1123 of the Bankruptcy Code, except for:

(a)	all employee equity or equity-based incentive plans, and any provisions set forth in the Compensation and Benefits Programs that provide for rights to acquire existing Interests in any of the Debtors;

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(b)	Compensation and Benefits Programs that have been rejected pursuant to an order of a Bankruptcy Court; and

(c)	any Compensation and Benefits Programs that, as of the entry of the Confirmation Order, have been specifically waived by the beneficiaries of any Compensation and Benefits Program.

Any assumption of Compensation and Benefits Programs pursuant to the terms herein shall be deemed not to trigger (i) any applicable change of control, immediate vesting, termination (similar provisions therein) and (ii) an event of “Good Reason” (or a term of like import), in each case as a result of the Consummation of the Restructuring Transactions. No counterparty shall have rights under a Compensation and Benefits Program assumed pursuant to the Plan other than those applicable immediately prior to such assumption.

2.	Workers’ Compensation Programs.

As of the Effective Date, except as set forth in the Plan Supplement, the Debtors and the Reorganized Debtors shall continue to honor their obligations under: (a) all applicable workers’ compensation laws in states in which the Reorganized Debtors operate; and (b) the Debtors’ written contracts, agreements, agreements of indemnity, self-insured workers’ compensation bonds, policies, programs, and plans for workers’ compensation and workers’ compensation insurance. All Proofs of Claims on account of workers’ compensation shall be deemed withdrawn automatically and without any further notice to or action, order, or approval of the Bankruptcy Court; provided, that nothing in the Plan shall limit, diminish, or otherwise alter the Debtors’ or Reorganized Debtors’ defenses, Causes of Action, or other rights under applicable non-bankruptcy Law with respect to any such contracts, agreements, policies, programs, and plans; provided, further, that nothing herein shall be deemed to impose any obligations on the Debtors in addition to what is provided for under applicable state law.

I.	Contracts and Leases Entered into after the Petition Date.

Contracts and leases entered into after the Petition Date by any Debtor, including any Executory Contracts and Unexpired Leases assumed by such Debtor, will be performed by the applicable Debtor or the Reorganized Debtors in the ordinary course of their business. Accordingly, such contracts and leases (including any assumed Executory Contracts and Unexpired Leases) will survive and remain unaffected by entry of the Confirmation Order.

J.	Royalty and Working Interests.

Notwithstanding anything in the Plan to the contrary, all of the Royalty and Working Interests and any agreements, documents, or instruments relating thereto, are treated as and deemed to be Executory Contracts under the Plan. On the Effective Date, pursuant to section 365(a) of the Bankruptcy Code, the Debtors shall be deemed to have assumed all agreements, documents, and instruments related thereto, and all Royalty and Working Interests and obligations thereunder shall remain in full force and effect in accordance with the terms of the granting instruments or other governing documents applicable to such Royalty and Working Interests. Entry of the Confirmation Order will constitute the Bankruptcy Court’s approval of the Reorganized Debtors’ assumption of all such Royalty and Working Interests and related agreements, documents, and instruments. Notwithstanding anything to the contrary contained in the Plan, Confirmation of the Plan shall not discharge, impair, or otherwise modify any obligations assumed by the foregoing assumption of the Royalty and Working Interest obligations, and each such obligation will be deemed and treated as an Executory Contract that has been assumed by the Reorganized Debtors under the Plan as to which no Proof of Claim or Cure Claim need be Filed, and to the extent there are cure amounts owed either prepetition and/or post-petition such amounts shall survive and will not be discharged on the Effective Date. For the avoidance of doubt, the provisions of Article VIII.A–E of the Plan shall not discharge, modify, affect, or impair any Royalty and Working Interests assumed pursuant to this Article V.J.

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ARTICLE VI.

PROVISIONS GOVERNING DISTRIBUTIONS

A.	Distributions on Account of Claims Allowed as of the Effective Date.

Except as otherwise provided herein, in a Final Order, or as otherwise agreed to by the Debtors or the Reorganized Debtors, as the case may be, and the Holder of the applicable Allowed Claim on the first Distribution Date, the Reorganized Debtors shall make initial distributions under the Plan on account of Claims Allowed on or before the Effective Date, subject to the Reorganized Debtors’ right to object to Claims; provided, that (1) Allowed Administrative Claims with respect to liabilities incurred by the Debtors in the ordinary course of business during the Chapter 11 Cases or assumed by the Debtors prior to the Effective Date shall be paid or performed in the ordinary course of business in accordance with the terms and conditions of any controlling agreements, course of dealing, course of business, or industry practice, (2)  Allowed Priority Tax Claims shall be paid in accordance with Article II.D of the Plan, and (3) Allowed General Unsecured Claims shall be paid in accordance with Article III of the Plan. To the extent any Allowed Priority Tax Claim is not due and owing on the Effective Date, such Claim shall be paid in full in Cash in accordance with the terms of any agreement between the Debtors and the Holder of such Claim or as may be due and payable under applicable non-bankruptcy law or in the ordinary course of business. Thereafter, a Distribution Date shall occur no less frequently than once in every 90 day period, as necessary, in the Reorganized Debtors’ sole discretion.

B.	Disbursing Agent.

Except as otherwise set forth in this Article VI.B , all distributions under the Plan shall be made by the Disbursing Agent. The Disbursing Agent shall not be required to give any bond or surety or other security for the performance of its duties.

All Plan Distributions to Holders of Notes Claims shall be made to, or at the direction of, the Notes Trustee, which shall act as Disbursing Agent for distributions to the Holders of Notes Claims under the applicable Notes Indentures. In the case of distributions to be made to the Notes Trustee on behalf of the Holders of Notes Claims, such distributions shall be deemed completed when received by the Notes Trustee, which shall arrange to deliver such Plan Distributions to or on behalf of such Holders of Notes Claims. Such Plan Distributions shall be subject in all respects to the right of the Notes Trustee to assert the Notes Trustee Charging Lien against such distributions. Regardless of whether such distributions are made by the Notes Trustee, or by the Disbursing Agent at the reasonable direction of the Notes Trustee, the Notes Trustee Charging Lien shall attach to the Plan Distributions to the Holders of Notes Claims in the same manner as if such Plan Distributions were made through the Notes Trustee. The Notes Trustee may transfer or direct the transfer of such distributions through the facilities of DTC (whether by means of book-entry exchange, free delivery, or otherwise) and will be entitled to recognize and deal for all purposes under the Plan with Holders of Notes Claims to the extent consistent with the customary practices of DTC. The Notes Trustee shall have no duties or responsibility relating to any form of distribution that is not DTC eligible, and the Debtors or Reorganized Debtors, as applicable, shall use commercially reasonable efforts to (i) seek the cooperation of DTC with respect to the cancellation of the Notes as of the Effective Date, and (ii) seek the cooperation of the relevant bank and broker participants in the DTC system to facilitate delivery of the distribution directly to the relevant beneficial owners as soon as practicable after the Effective Date with respect to such non-DTC eligible consideration, if any.

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C.	Rights and Powers of Disbursing Agent.

1.	Powers of the Disbursing Agent.

The Disbursing Agent shall be empowered to: (a) effect all actions and execute all agreements, instruments, and other documents necessary to perform its duties under the Plan; (b) make all distributions contemplated hereby, including, subject to the express written consent and direction of the Notes Trustee and with the cooperation of the Notes Trustee, Plan Distributions on account of the Notes Claims, subject in all respects to the right of the Notes Trustee to assert its Notes Trustee Charging Lien against such distributions; (c) employ professionals to represent it with respect to its responsibilities; and (d) exercise such other powers as may be vested in the Disbursing Agent by order of the Bankruptcy Court, pursuant to the Plan, or as deemed by the Disbursing Agent to be necessary and proper to implement the provisions hereof.

2.	Expenses Incurred On or After the Effective Date.

Except as otherwise ordered by the Bankruptcy Court, the amount of any reasonable fees and expenses incurred by the Disbursing Agent on or after the Effective Date (including taxes), and any reasonable compensation and expense reimbursement Claims (including reasonable attorney fees and expenses), made by the Disbursing Agent shall be paid in Cash by the Reorganized Debtors. Any reasonable and documented fees and expenses (including the reasonable and documented fees and expenses of its counsel and agents) of the Notes Trustee incurred after the Effective Date in connection with the implementation of the Plan, including but not limited to, making the Plan Distributions to Holders of Notes Claims pursuant to and in accordance with the Plan shall be paid in Cash by the Reorganized Debtors.

D.	Delivery of Distributions and Undeliverable or Unclaimed Distributions.

1.	Record Date for Distribution.

On the Distribution Record Date, the Claims Register shall be closed and any party responsible for making distributions shall instead be authorized and entitled to recognize only those record Holders listed on the Claims Register as of the close of business on the Distribution Record Date. If a Claim, other than one based on a publicly traded Security, is transferred twenty or fewer days before the Distribution Record Date, the Disbursing Agent shall make distributions to the transferee only to the extent practical and, in any event, only if the relevant transfer form contains an unconditional and explicit certification and waiver of any objection to the transfer by the transferor.

2.	Delivery of Distributions in General.

Except as otherwise provided herein, the Disbursing Agent shall make distributions to Holders of Allowed Claims and Allowed Interests (as applicable) as of the Distribution Record Date at the address for each such Holder as indicated on the Debtors’ records as of the date of any such distribution; provided, that the manner of such distributions shall be determined at the discretion of the Reorganized Debtors.

3.	Minimum Distributions.

No Cash payment of less than $250 shall be made to a Holder of an Allowed Claim on account of such Allowed Claim. When any distribution pursuant to the Plan on account of an Allowed Claim or Allowed Interest (as applicable) would otherwise result in the issuance of a number of shares of New Common Stock or New Preferred Stock that is not a whole number, the actual distribution of shares of New Common Stock or New Preferred Stock shall be rounded as follows: (a) fractions of one-half or greater shall be rounded to the next higher whole number and (b) fractions of less than one-half shall be rounded to the next lower whole number with no further payment therefor. The total number of authorized shares of New Common Stock and New Preferred Stock to be distributed to Holders of Allowed Claims and Allowed Interests hereunder shall be adjusted as necessary to account for the foregoing rounding. No fractional shares of New Common Stock or New Preferred Stock shall be distributed and no Cash shall be distributed in lieu of such fractional amounts.

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4.	Undeliverable and Unclaimed Distributions.

If any distribution to a Holder of an Allowed Claim is returned to the Disbursing Agent as undeliverable, no distribution shall be made to such Holder unless and until the Disbursing Agent is notified in writing of such Holder’s then-current address or other necessary information for delivery, at which time all currently due missed distributions shall be made to such Holder on the next Distribution Date without interest. Undeliverable distributions shall remain in the possession of the Reorganized Debtors until such time as a distribution becomes deliverable, or such distribution reverts to the Reorganized Debtors or is cancelled pursuant to this Article VI.D.4, and shall not be supplemented with any interest, dividends, or other accruals of any kind.

Any distribution under the Plan that is an Unclaimed Distribution or remains undeliverable for a period of six months after distribution shall be deemed unclaimed property under section 347(b) of the Bankruptcy Code and such Unclaimed Distribution or undeliverable distribution shall revest in the applicable Reorganized Debtor automatically (and without need for a further order by the Bankruptcy Court, notwithstanding any applicable federal, provincial, or estate escheat, abandoned, or unclaimed property laws to the contrary) and, to the extent such Unclaimed Distribution is comprised of New Common Stock or New Preferred Stock, such New Common Stock or New Preferred Stock shall be cancelled. Upon such revesting, the Claim of the Holder or its successors with respect to such property shall be cancelled, discharged, and forever barred notwithstanding any applicable federal or state escheat, abandoned, or unclaimed property laws, or any provisions in any document governing the distribution that is an Unclaimed Distribution, to the contrary. The Disbursing Agent shall adjust the number of shares of New Common Stock outstanding as of the date of such cancellation to ensure that the distributions of New Common Stock contemplated under the Plan, including in respect of the Gulfport Parent Equity Pool and Gulfport Subsidiaries Equity Pool, are given full force and effect.

5.	Surrender of Cancelled Instruments or Securities.

On the Effective Date or as soon as reasonably practicable thereafter, each holder of a certificate or instrument evidencing a Claim or an Interest that has been cancelled in accordance with Article IV.H hereof shall be deemed to have surrendered such certificate or instrument to the Disbursing Agent. Such surrendered certificate or instrument shall be cancelled solely with respect to the Debtors, and such cancellation shall not alter the obligations or rights of any non-Debtor third parties vis-à-vis one another with respect to such certificate or instrument, including with respect to any indenture (including the Notes Indentures) or agreement that governs the rights of the Holder of a Claim or Interest, which shall continue in effect for purposes of allowing Holders to receive distributions under the Plan, charging liens (including the Notes Trustee Charging Lien), priority of payment, and indemnification rights. Notwithstanding anything to the contrary herein, this paragraph shall not apply to certificates or instruments evidencing Claims that are Unimpaired under the Plan.

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E.	Manner of Payment.

1. Except as otherwise provided in the Plan or any agreement, instrument, or other document incorporated in the Plan or the Plan Supplement, all distributions of the New Common Stock and New Preferred Stock to the Holders of the applicable Allowed Claims or Interests under the Plan shall be made by the Disbursing Agent on behalf of the Debtors or Reorganized Debtors, as applicable.

2. All distributions of Cash to the Holders of the applicable Allowed Claims under the Plan shall be made by the Disbursing Agent on behalf of the applicable Debtor or Reorganized Debtor.

3. At the option of the Disbursing Agent, any Cash payment to be made hereunder may be made by check or wire transfer or as otherwise required or provided in applicable agreements.

F.	Indefeasible Distributions.

Any and all distributions made under the Plan shall be indefeasible and not subject to clawback or turnover provisions.

G.	Section 1145 Exemption.

Pursuant to section 1145 of the Bankruptcy Code, the offer, issuance and distribution of the New Common Stock and New Preferred Stock, as contemplated by Article III.B hereof, shall be exempt from, among other things, the registration requirements of section 5 of the Securities Act and any other applicable Law requiring registration prior to the offering, issuance, distribution, or sale of Securities, to the maximum extent possible. Prior to the Petition Date, the offering of such New Common Stock and New Preferred Stock shall be exempt from such registration requirements pursuant to Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder. In addition, under section 1145 of the Bankruptcy Code, such New Common Stock and New Preferred Stock will be freely tradable in the U.S. by the recipients thereof, subject to the provisions of (i) section 1145 (b)(1) of the Bankruptcy Code relating to the definition of an underwriter in section 2(a)(11) of the Securities Act, (ii) compliance with applicable securities laws and any rules and regulations of the Securities and Exchange Commission, if any, applicable at the time of any future transfer of such Securities or instruments, and (iii) any restrictions in the Reorganized Debtors’ New Organizational Documents.

H.	Compliance with Tax Requirements.

In connection with the Plan, to the extent applicable, the Debtors, Reorganized Debtors, Disbursing Agent, and any applicable withholding agent shall comply with all tax withholding and reporting requirements imposed on them by any Governmental Unit, and all distributions made pursuant to the Plan shall be subject to such withholding and reporting requirements. Notwithstanding any provision in the Plan to the contrary, such parties shall be authorized to take all actions necessary or appropriate to comply with such withholding and reporting requirements, including liquidating a portion of the distribution to be made under the Plan to generate sufficient funds to pay applicable withholding taxes, withholding distributions pending receipt of information necessary to facilitate such distributions, or establishing any other mechanisms they believe are reasonable and appropriate. The Debtors and Reorganized Debtors reserve the right to allocate all distributions made under the Plan in compliance with all applicable wage garnishments, alimony, child support, and similar spousal awards, Liens, and encumbrances.

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I.	Allocations.

Distributions in respect of Allowed Claims shall be allocated first to the principal amount of such Claims (as determined for federal income tax purposes) and then, to the extent the consideration exceeds the principal amount of the Claims, to any portion of such Claims for accrued but unpaid interest.

J.	No Postpetition Interest on Claims.

Unless otherwise specifically provided for in the DIP Orders, the Plan, or the Confirmation Order, or required by applicable bankruptcy and non-bankruptcy Law, postpetition interest shall not accrue or be paid on any prepetition Claims, and no Holder of a Claim shall be entitled to interest accruing on or after the Petition Date on such Claim. Additionally, and without limiting the foregoing, interest shall not accrue or be paid on any Disputed Claim with respect to the period from the Effective Date to the date a final distribution is made on account of such Disputed Claim, if and when such Disputed Claim becomes an Allowed Claim.

K.	Foreign Currency Exchange Rate.

Except as otherwise provided in a Bankruptcy Court order, as of the Effective Date, any Claim asserted in currency other than U.S. dollars shall be automatically deemed converted to the equivalent U.S. dollar value using the exchange rate for the applicable currency as published in The Wall Street Journal, National Edition, on the Effective Date.

L.	Setoffs and Recoupment.

Except as expressly provided in the Plan, each Reorganized Debtor may, pursuant to section 553 of the Bankruptcy Code, set off and/or recoup against any Plan Distributions to be made on account of any Allowed Claim, any and all claims, rights, and Causes of Action that such Reorganized Debtor may hold against the Holder of such Allowed Claim to the extent such setoff or recoupment is either (1) agreed in amount among the relevant Reorganized Debtor(s) and the Holder of the Allowed Claim or (2) otherwise adjudicated by the Bankruptcy Court or another court of competent jurisdiction; provided, that neither the failure to effectuate a setoff or recoupment nor the allowance of any Claim hereunder shall constitute a waiver or release by a Reorganized Debtor or its successor of any and all claims, rights, and Causes of Action that such Reorganized Debtor or its successor may possess against the applicable Holder. In no event shall any Holder of a Claim be entitled to recoup such Claim against any claim, right, or Cause of Action of the Debtors or the Reorganized Debtors, as applicable, unless such Holder actually has performed such recoupment and provided notice thereof in writing to the Debtors in accordance with Article XIII.F hereof on or before the Effective Date, notwithstanding any indication in any Proof of Claim or otherwise that such Holder asserts, has, or intends to preserve any right of recoupment.

M.	Claims	Paid or Payable by Third Parties.

1.	Claims Paid by Third Parties.

The Debtors or the Reorganized Debtors, as applicable, shall reduce in full a Claim, and such Claim shall be disallowed without a Claims objection having to be Filed and without any further notice to or action, order, or approval of the Bankruptcy Court, to the extent that the Holder of such Claim receives payment in full on account of such Claim from a party that is not a Debtor or a Reorganized Debtor. Subject to the last sentence of this paragraph, to the extent a Holder of a Claim receives a distribution on account of such Claim and receives payment from a party that is not a Debtor or a Reorganized Debtor on account of such Claim, such Holder shall, within fourteen calendar days of receipt thereof, repay or return the distribution to the applicable Reorganized Debtor, to the extent the Holder’s total recovery on account of such Claim from the third party and under the Plan exceeds the amount of such Claim as of the date of any such distribution under the Plan. The failure of such Holder to timely repay or return such distribution shall result in the Holder owing the applicable Reorganized Debtor annualized interest at the Federal Judgment Rate on such amount owed for each Business Day after the fourteen-day grace period specified above until the amount is repaid.

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2.	Claims Payable by Third Parties.

No distributions under the Plan shall be made on account of an Allowed Claim that is payable pursuant to one of the Debtors’ insurance policies until the Holder of such Allowed Claim has exhausted all remedies with respect to such insurance policy. To the extent that one or more of the Debtors’ insurers agrees to satisfy in full or in part a Claim (if and to the extent adjudicated by a court of competent jurisdiction), then immediately upon such insurers’ agreement, the applicable portion of such Claim may be expunged without a Claims objection having to be Filed and without any further notice to or action, order, or approval of the Bankruptcy Court.

3.	Applicability of Insurance Policies.

Except as otherwise provided in the Plan, distributions to Holders of Allowed Claims shall be in accordance with the provisions of any applicable insurance policy. Nothing contained in the Plan shall constitute or be deemed a waiver of any Cause of Action that the Debtors or any Entity may hold against any other Entity, including insurers under any policies of insurance, nor shall anything contained herein constitute or be deemed a waiver by such insurers of any defenses, including coverage defenses, held by such insurers.

ARTICLE VII.

PROCEDURES FOR RESOLVING CONTINGENT,

UNLIQUIDATED, AND DISPUTED CLAIMS

A.	Allowance of Claims.

After the Effective Date, each of the Reorganized Debtors shall have and retain any and all rights and defenses the applicable Debtor had with respect to any Claim or Interest immediately before the Effective Date. Except as expressly provided in the Plan or in any order entered in the Chapter 11 Cases before the Effective Date (including the Confirmation Order), no Claim or Interest shall become an Allowed Claim or Interest unless and until such Claim or Interest, as applicable, is deemed Allowed under the Plan or the Bankruptcy Code, or the Bankruptcy Court has entered a Final Order, including the Confirmation Order (when it becomes a Final Order), in the Chapter 11 Cases allowing such Claim.

B.	Claims Administration Responsibilities.

Except as otherwise specifically provided in the Plan and notwithstanding any requirements that may be imposed pursuant to Bankruptcy Rule 9019, after the Effective Date, the Reorganized Debtors shall have the sole authority to: (1) File and prosecute objections to Claims; (2) settle, compromise, withdraw, litigate to judgment, or otherwise resolve objections to any and all Claims, regardless of whether such Claims are in a Class or otherwise; (3) settle, compromise, or resolve any Disputed Claim without any further notice to or action, order, or approval by the Bankruptcy Court; and (4) administer and adjust the Claims Register to reflect any such settlements or compromises without any further notice to or action, order, or approval by the Bankruptcy Court. After the Effective Date, the Reorganized Debtors shall resolve Disputed Claims in accordance with their fiduciary duties and pursuant to the terms of the Plan.

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C.	Estimation of Claims.

Before, on, or after the Effective Date, the Debtors or the Reorganized Debtors, as applicable, may (but are not required to) at any time request that the Bankruptcy Court estimate any Claim pursuant to applicable law, including pursuant to section 502(c) of the Bankruptcy Code and/or Bankruptcy Rule 3012 for any reason, regardless of whether any party previously has objected to such Claim or whether the Bankruptcy Court has ruled on any such objection, and the Bankruptcy Court shall retain jurisdiction to estimate any such Claim, including during the litigation of any objection to any Claim or during the pendency of any appeal relating to such objection. Notwithstanding any provision to the contrary in the Plan, a Claim that has been expunged from the Claims Register, but that either is subject to appeal or has not been the subject of a Final Order, shall be deemed to be estimated at zero dollars, unless otherwise ordered by the Bankruptcy Court. In the event that the Bankruptcy Court estimates any Claim and does not provide otherwise, such estimated amount shall constitute a maximum limitation on such Claim for all purposes under the Plan (including for purposes of distributions and discharge) and may be used as evidence in any supplemental proceedings, and the Debtors or Reorganized Debtors may elect to pursue any supplemental proceedings to object to any ultimate distribution on such Claim. Notwithstanding section 502(j) of the Bankruptcy Code, in no event shall any Holder of a Claim that has been estimated pursuant to section 502(c) of the Bankruptcy Code or otherwise be entitled to seek reconsideration of such estimation unless such Holder has Filed a motion requesting the right to seek such reconsideration on or before seven days after the date on which such Claim is estimated. Each of the foregoing Claims and objection, estimation, and resolution procedures are cumulative and not exclusive of one another. Claims may be estimated and subsequently compromised, settled, withdrawn, or resolved by any mechanism approved by the Bankruptcy Court.

D.	Disputed Claims Reserve.

On or before the Effective Date, the Reorganized Debtors shall establish one or more reserves of New Common Stock for those General Unsecured Claims that are Disputed Claims as of the Distribution Record Date (for the avoidance of doubt, deducting such amounts from the Gulfport Parent Equity Pool), which reserves shall be administered by the Disbursing Agent. After the Effective Date, the Disbursing Agent shall hold such New Common Stock in such reserve(s) in trust for the benefit of the Holders of General Unsecured Claims that are Disputed Claims as of the Distribution Record Date, that are ultimately determined to be Allowed after the Distribution Record Date. The Disbursing Agent shall distribute such amounts (net of any expenses, including any taxes relating thereto), as provided herein, as such Claims are resolved by a Final Order or agreed to by settlement, and such amounts will be distributable on account of such Claims as such amounts would have been distributable had such Claims been Allowed Claims as of the Effective Date under Article III of the Plan solely to the extent of the amounts available in the applicable reserve(s).

Upon a Disputed Claim becoming disallowed by a Final Order, the applicable amount of New Common Stock that was in the disputed claims reserve on account of such Disputed Claim shall be canceled by the Reorganized Debtors. The Disbursing Agent shall adjust the number of shares of New Common Stock outstanding as of the date of such cancellation to ensure that the distributions of New Common Stock contemplated under the Plan, including in respect of the Gulfport Parent Equity Pool and Gulfport Subsidiaries Equity Pool, are given full force and effect.

Any assets held in a disputed claims reserve shall be subject to the tax rules that apply to “disputed ownership funds” under 26 C.F.R. 1.468B–9. As such, such assets will be subject to entity-level taxation, and the Reorganized Debtors shall be required to comply with the relevant rules.

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E.	Adjustment to Claims or Interests without Objection.

Any duplicate Claim or Interest or any Claim or Interest that has been paid, satisfied, amended, or superseded may be adjusted or expunged on the Claims Register by the Reorganized Debtors without the Reorganized Debtors having to File an application, motion, complaint, objection, or any other legal proceeding seeking to object to such Claim or Interest and without any further notice to or action, order, or approval of the Bankruptcy Court.

F.	Time to File Objections to Claims.

Any objections to Claims or Interests shall be Filed on or before the later of (i) 180 days after the Effective Date and (ii) such other period of limitation as may be specifically fixed by the Bankruptcy Court upon a motion by the Debtors or Reorganized Debtors.

G.	Disallowance of Claims or Interests.

Except as otherwise expressly set forth herein, all Claims and Interests of any Entity from which property is sought by the Debtors under sections 542, 543, 550, or 553 of the Bankruptcy Code or that the Debtors or the Reorganized Debtors allege is a transferee of a transfer that is avoidable under sections 522(f), 522(h), 544, 545, 547, 548, 549, or 724(a) of the Bankruptcy Code shall be disallowed if: (a) the Entity, on the one hand, and the Debtors or the Reorganized Debtors, as applicable, on the other hand, agree or the Bankruptcy Court has determined by Final Order that such Entity or transferee is liable to turn over any property or monies under any of the aforementioned sections of the Bankruptcy Code; and (b) such Entity or transferee has failed to turn over such property by the date set forth in such agreement or Final Order.

Except as otherwise provided herein or as agreed to by the Debtors or the Reorganized Debtors, any and all Proofs of Claim Filed after the Claims Bar Date shall be deemed disallowed and expunged as of the Effective Date without any further notice to or action, order, or approval of the Bankruptcy Court, and Holders of such Claims may not receive any distributions on account of such Claims, unless such late Proof of Claim has been deemed timely Filed by a Final Order.

H.	Amendments to Claims.

On or after the Effective Date, a Claim may not be Filed or amended without the prior authorization of the Bankruptcy Court or the Reorganized Debtors, and any such new or amended Claim Filed shall be deemed disallowed in full and expunged without any further notice to or action, order, or approval of the Bankruptcy Court to the maximum extent provided by applicable law.

I.	No Distributions Pending Allowance.

Notwithstanding any other provision of the Plan, if any portion of a Claim or Interest is a Disputed Claim or Interest, as applicable, no payment or distribution provided hereunder shall be made on account of such Claim or Interest unless and until such Disputed Claim or Interest becomes an Allowed Claim or Interest; provided, that if only the Allowed amount of an otherwise valid Claim or Interest is Disputed, such Claim or Interest shall be deemed Allowed in the amount not Disputed and payment or distribution shall be made on account of such undisputed amount.

J.	Distributions After Allowance.

To the extent that a Disputed Claim or Interest ultimately becomes an Allowed Claim or Interest, distributions (if any) shall be made to the Holder of such Allowed Claim or Interest in accordance with the provisions of the Plan. As soon as reasonably practicable after the date that the order or judgment of the Bankruptcy Court allowing any Disputed Claim or Interest becomes a Final Order, the Disbursing Agent shall provide to the Holder of such Claim or Interest the distribution (if any) to which such Holder is entitled under the Plan as of the Effective Date, without any interest to be paid on account of such Claim or Interest.

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K.	Single Satisfaction of Claims.

Holders of Allowed Claims or Allowed Interests may assert such Claims against the Debtors obligated with respect to such Claims, and such Claims shall be entitled to share in the recovery provided for the applicable Claim or Interest against the Debtors based upon the full Allowed amount of such Claims or Interests. Notwithstanding the foregoing, in no case shall the aggregate value of all property received or retained under the Plan on account of any Allowed Claim or Allowed Interest exceed 100 percent of the underlying Allowed Claim or Allowed Interest.

ARTICLE VIII.

SETTLEMENT, RELEASE, INJUNCTION, AND RELATED PROVISIONS

A.	Discharge of Claims and Termination of Interests.

Pursuant to section 1141(d) of the Bankruptcy Code, and except as otherwise specifically provided in the Definitive Documents, the Plan, or in any contract, instrument, or other agreement or document created or entered into pursuant to the Plan, the distributions, rights, and treatment that are provided in the Plan shall be in complete satisfaction, discharge, and release, effective as of the Effective Date, of Claims (including any Intercompany Claims resolved or compromised after the Effective Date by the Reorganized Debtors), Interests, and Causes of Action of any nature whatsoever, including any interest accrued on Claims or Interests from and after the Petition Date, whether known or unknown, against, liabilities of, Liens on, obligations of, rights against, and interests in, the Debtors or any of their assets or properties, regardless of whether any property shall have been distributed or retained pursuant to the Plan on account of such Claims and Interests, including demands, liabilities, and Causes of Action that arose before the Effective Date, any liability (including withdrawal liability) to the extent such Claims or Interests relate to services performed by employees of the Debtors prior to the Effective Date and that arise from a termination of employment, any contingent or non-contingent liability on account of representations or warranties issued on or before the Effective Date, and all debts of the kind specified in sections 502(g), 502(h), or 502(i) of the Bankruptcy Code, in each case whether or not: (1) a Proof of Claim based upon such debt or right is Filed or deemed Filed pursuant to section 501 of the Bankruptcy Code; (2) a Claim or Interest based upon such debt, right, or interest is Allowed pursuant to section 502 of the Bankruptcy Code; or (3) the Holder of such a Claim or Interest has accepted the Plan. Any default by the Debtors or their Affiliates with respect to any Claim or Interest that existed immediately prior to or on account of the filing of the Chapter 11 Cases shall be deemed cured on the Effective Date. The Confirmation Order shall be a judicial determination of the discharge of all Claims (other than the Reinstated Claims) and Interests (other than the Intercompany Interests that are Reinstated) subject to the occurrence of the Effective Date.

B.	Release of Liens.

Except as otherwise provided in the Exit Facility Documentation, the Plan, the Confirmation Order, or in any contract, instrument, release, or other agreement or document created pursuant to the Plan, on the Effective Date and concurrently with the applicable distributions made pursuant to the Plan and, in the case of a Secured Claim, satisfaction in full of the portion of the Secured Claim that is Allowed as of the Effective Date, except for Other Secured Claims that the Debtors elect to Reinstate in accordance with the Plan, all mortgages, deeds of trust, Liens, pledges, or other security interests against any property of the Estates shall be fully released and discharged, and all of the right, title, and interest of any Holder of such mortgages, deeds of trust, Liens, pledges, or other security interests shall revert to the Reorganized Debtors and their successors and assigns, in each case, without any further approval or order of the Bankruptcy Court and without any action or Filing being required to be made by the Debtors or Reorganized Debtors, or any other Holder of a Secured Claim. Any Holder of such Secured Claim (and the applicable agents for such Holder) shall be authorized and directed, at the sole cost and expense of the Reorganized Debtors, to release any collateral or other property of any Debtor (including any cash collateral and possessory collateral) held by such Holder (and the applicable agents for such Holder), and to take such actions as may be reasonably requested by the Reorganized Debtors to evidence the release of such Liens and/or security interests, including the execution, delivery, and filing or recording of such releases. The presentation or filing of the Confirmation Order to or with any federal, state, provincial, or local agency, records office, or department shall constitute good and sufficient evidence of, but shall not be required to effect, the termination of such mortgages, deeds of trust, Liens, pledges, and other security interests.

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To the extent that any Holder of a Secured Claim that has been satisfied or discharged in full pursuant to the Plan, or any agent for such Holder, has filed or recorded publicly any Liens and/or security interests to secure such Holder’s Secured Claim, then as soon as practicable on or after the Effective Date, such Holder (or the agent for such Holder) shall take any and all steps requested by the Debtors, the Reorganized Debtors, or the Exit Facility Agents that are necessary or desirable to record or effectuate the cancellation and/or extinguishment of such Liens and/or security interests, including the making of any applicable filings or recordings, and the Reorganized Debtors shall be entitled to make any such filings or recordings on such Holder’s behalf.

C.	Releases by the Debtors.

Notwithstanding anything contained in the Plan to the contrary, pursuant to section 1123(b) of the Bankruptcy Code, for good and valuable consideration, on and after the Effective Date, each Released Party is deemed released and discharged by the Debtors, the Reorganized Debtors, and their Estates from any and all claims and Causes of Action, whether known or unknown, including any derivative claims, asserted by or on behalf of the Debtors, that the Debtors, the Reorganized Debtors, or their Estates (as applicable) would have been legally entitled to assert in their own right (whether individually or collectively) or on behalf of the Holder of any Claim against or Interest in a Debtor or other Entity, or that any Holder of any Claim against or Interest in a Debtor or other Entity could have asserted on behalf of the Debtors, based on or relating to or in any manner arising from in whole or in part, the Debtors (including the management, ownership, or operation thereof), any Securities issued by the Debtors and the ownership thereof, the Debtors’ in or out of court restructuring efforts, any Avoidance Actions (but excluding Avoidance Actions brought as counterclaims or defenses to Claims asserted against the Debtors), the RBL Facility, any intercompany transactions, the Chapter 11 Cases and any related adversary proceedings, the formulation, preparation, dissemination, solicitation, negotiation, entry into, or filing of the Restructuring Support Agreement, the Disclosure Statement, the DIP Facility, the Plan, the Plan Supplement, the Exit Facility, or any Restructuring Transaction, contract, instrument, release, or other agreement or document (including any legal opinion requested by any Entity regarding any transaction, contract instrument, document, or other agreement contemplated by the Plan or the reliance by any Released Party on the Plan or the Confirmation Order in lieu of such legal opinion) created or entered into in connection with the Restructuring Support Agreement, the Disclosure Statement, the DIP Facility, the Exit Facility, the Rights Offering, the Backstop Commitment Agreement, the Plan, or the Plan Supplement, the filing of the Chapter 11 Cases, the pursuit of Confirmation, the pursuit of Consummation, the administration and implementation of the Plan, including the issuance or distribution of Securities pursuant to the Plan, or the distribution of property under the Plan or any other related agreement, or upon any other related act or omission, transaction, agreement, event, or other occurrence taking place on or before the Effective Date.

Notwithstanding anything to the contrary in the foregoing, the releases set forth above do not release: (i) any post-Effective Date obligations of any party or Entity under the Plan, the Confirmation Order, any Restructuring Transaction, any Definitive Document, or any other document, instrument, or agreement (including those set forth in the Plan Supplement) executed to implement the Plan or the Restructuring Transactions; or (ii) the rights of any Holder of Allowed Claims to receive distributions under the Plan.

Entry of the Confirmation Order shall constitute the Bankruptcy Court’s approval, pursuant to Bankruptcy Rule 9019, of the Debtor release, which includes by reference each of the related provisions and definitions contained in the Plan, and further, shall constitute the Bankruptcy Court’s finding that the Debtor release is: (a) in exchange for the good and valuable consideration provided by the Released Parties; (b) a good faith settlement and compromise of the claims or Causes of Action released by the Debtor release; (c) in the best interests of the Debtors, the Estates, and all Holders of Claims and Interests; (d) fair, equitable and reasonable; (e) given and made after reasonable investigation by the Debtors and after notice and opportunity for hearing; and (f) a bar to any of the Debtors, the Reorganized Debtors, or the Estates asserting any claim or Cause of Action released by the Debtor release against any of the Released Parties.

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D.	Releases by the Releasing Parties.

Notwithstanding anything contained in the Plan to the contrary, as of the Effective Date, each Releasing Party is deemed to have released and discharged each Debtor, Reorganized Debtor, and Released Party from any and all claims and Causes of Action, whether known or unknown, including any derivative claims, asserted on behalf of the Debtors, the Reorganized Debtors, or their Estates (as applicable) that such Entity would have been legally entitled to assert (whether individually or collectively), based on or relating to or in any manner arising from, in whole or in part, the Debtors (including the management, ownership, or operation thereof), any Securities issued by the Debtors and the ownership thereof, the Debtors’ in or out of court restructuring efforts, any Avoidance Actions (but excluding Avoidance Actions brought as counterclaims or defenses to Claims asserted against the Debtors), the RBL Facility, any intercompany transactions, the Chapter 11 Cases, the formulation, preparation, dissemination, solicitation, negotiation, entry into, or filing of the Restructuring Support Agreement, the Disclosure Statement, the DIP Facility, the Plan, the Plan Supplement, the Exit Facility, or any Restructuring Transaction, contract, instrument, release, or other agreement or document (including any legal opinion requested by any Entity regarding any transaction, contract, instrument, document, or other agreement contemplated by the Plan or the reliance by any Released Party on the Plan or the Confirmation Order in lieu of such legal opinion) created or entered into in connection with the Restructuring Support Agreement, the Disclosure Statement, the DIP Facility, the Exit Facility, the Rights Offering, the Backstop Commitment Agreement, the Plan, the filing of the Chapter 11 Cases, the pursuit of Confirmation, the pursuit of Consummation, the administration and implementation of the Plan, including the issuance or distribution of Securities pursuant to the Plan, or the distribution of property under the Plan or any other related agreement, or upon any other related act or omission, transaction, agreement, event, or other occurrence taking place on or before the Effective Date.

Notwithstanding anything to the contrary in the foregoing, the releases set forth above do not release: (i) any post-Effective Date obligations of any party or Entity under the Plan, the Confirmation Order, any Restructuring Transaction, any Definitive Document, or any other document, instrument, or agreement (including those set forth in the Plan Supplement) executed to implement the Plan or the Restructuring Transactions, including the Exit RBL/Term Loan A Facility Documentation and the Exit Term Loan B Facility Documentation; (ii) the rights of any Holder of Allowed Claims to receive distributions under the Plan. For the avoidance of doubt, nothing in this Plan shall be deemed to be, or construed as, a release, waiver, discharge, or other limitation or modification of any of the RBL/DIP Preserved Rights.

Entry of the Confirmation Order shall constitute the Bankruptcy Court’s approval, pursuant to Bankruptcy Rule 9019, of the third -party release, which includes by reference each of the related provisions and definitions contained in the Plan, and, further, shall constitute the Bankruptcy Court’s finding that the third-party release is: (a) consensual; (b) essential to the Confirmation; (c)  given in exchange for the good and valuable consideration provided by the Released Parties, including, without limitation, the Released Parties’ contributions to facilitating the restructuring and implementing the Plan; (d) a good faith settlement and compromise of the claims or Causes of Action released by the third-party release; (e) in the best interests of the Debtors and their Estates; (f) fair, equitable, and reasonable; (g) given and made after due notice and opportunity for hearing; and (h) a bar to any of the Releasing Parties asserting any claim or Cause of Action released pursuant to the third-party release.

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E.	Exculpation.

Except as otherwise specifically provided in the Plan or the Confirmation Order, no Exculpated Party shall have or incur liability for, and each Exculpated Party shall be released and exculpated from any claims and Cause of Action for any claim related to any act or omission in connection with, relating to, or arising out of, the Chapter 11 Cases, the formulation, preparation, dissemination, negotiation, filing, or termination of the Restructuring Support Agreement and related prepetition transactions (including the RBL Credit Agreement, the Notes Indentures or the Notes), the Disclosure Statement, the Plan, the DIP Facility, the Exit Facility Documentation, the Plan Supplement, or any Restructuring Transaction, contract, instrument, release or other agreement or document (including any legal opinion requested by any Entity regarding any transaction, contract, instrument, document, or other agreement contemplated by the Plan or the reliance by any Released Party on the Plan or the Confirmation Order in lieu of such legal opinion) created or entered into in connection with the Disclosure Statement, the Restructuring Support Agreement, the DIP Facility, the Exit Facility, the Rights Offering, the Backstop Commitment Agreement, the Plan, or the Plan Supplement, the filing of the Chapter 11 Cases, the pursuit of Confirmation, the pursuit of Consummation, the administration and implementation of the Plan, including the issuance or distribution of Securities pursuant to the Plan, or the distribution of property under the Plan or any other related agreement, or upon any other related act or omission, transaction, agreement, event, or other occurrence taking place on or before the Effective Date, except for claims related to any act or omission that is determined in a Final Order by a court of competent jurisdiction to have constituted actual fraud, willful misconduct, or gross negligence, but in all respects such Entities shall be entitled to reasonably rely upon the advice of counsel with respect to their duties and responsibilities pursuant to the Plan.

The Exculpated Parties have, and upon Confirmation shall be deemed to have, participated in good faith and in compliance with the applicable laws with regard to the solicitation of votes and distribution of consideration pursuant to the Plan and, therefore, are not, and on account of such distributions shall not be, liable at any time for the violation of any applicable law, rule, or regulation governing the solicitation of acceptances or rejections of the Plan or such distributions made pursuant to the Plan.

F.	Injunction.

Except as otherwise expressly provided in the Plan or the Confirmation Order or for obligations or distributions issued or required to be paid pursuant to the Plan or the Confirmation Order, all Entities who have held, hold, or may hold the Released Claims are permanently enjoined from and after the Effective Date, from taking any of the following actions against, as applicable, the Debtors, the Reorganized Debtors, the Exculpated Parties, or the Released Parties: (1) commencing or continuing in any manner any action, suit, or other proceeding of any kind on account of or in connection with or with respect to any Released Claims; (2) enforcing, attaching, collecting, or recovering by any manner or means any judgment, award, decree, or order against such Entities on account of or in connection with or with respect to any Released Claims; (3) creating, perfecting, or enforcing any lien or encumbrance of any kind against such Entities or the Estates of such Entities on account of or in connection with or with respect to any Released Claims; (4) asserting any right of setoff, subrogation, or recoupment of any kind against any obligation due from such Entities or against the property or the Estates of such Entities on account of or in connection with or with respect to any Released Claims unless such Entity has Filed a motion requesting the right to perform such setoff on or before the Effective Date, and notwithstanding an indication of a Claim or Interest or otherwise that such Entity asserts, has, or intends to preserve any right of setoff pursuant to applicable Law or otherwise; and (5) commencing or continuing in any manner any action or other proceeding of any kind on account of or in connection with or with respect to any Released Claims released or settled pursuant to the Plan.

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Upon entry of the Confirmation Order, all Holders of Claims and Interests and their respective current and former employees, agents, officers, directors, managers, principals, and direct and indirect Affiliates, in their capacities as such, shall be enjoined from taking any actions to interfere with the implementation or Consummation of the Plan. Each Holder of an Allowed Claim or Allowed Interest, as applicable, by accepting, or being eligible to accept, distributions under or Reinstatement of such Claim or Interest, as applicable, pursuant to the Plan, shall be deemed to have consented to the injunction provisions set forth in this Article VIII.F hereof.

G.	SEC Rights Reserved.

Notwithstanding any provision herein to the contrary, no provision of the Plan or the Confirmation Order (i) releases any non-Debtor Person or non-Debtor Entity (including any Released Party) from any Claim or Cause of Action of the SEC or (ii) enjoins, limits, impairs, or delays the SEC from commencing or continuing any Claims, Causes of Action, proceedings, or investigations against any non-Debtor Person or non-Debtor Entity (including any Released Party) in any forum.

H.	Protections Against Discriminatory Treatment.

Consistent with section 525 of the Bankruptcy Code and the Supremacy Clause of the U.S. Constitution, all Entities, including Governmental Units, shall not discriminate against the Reorganized Debtors or deny, revoke, suspend, or refuse to renew a license, permit, charter, franchise, or other similar grant to, condition such a grant to, discriminate with respect to such a grant against, the Reorganized Debtors, or another Entity with whom the Reorganized Debtors have been associated, solely because each Debtor has been a debtor under chapter 11 of the Bankruptcy Code, has been insolvent before the commencement of the Chapter 11 Cases (or during the Chapter 11 Cases but before the Debtors are granted or denied a discharge), or has not paid a debt that is dischargeable in the Chapter 11 Cases.

I.	Document Retention.

On and after the Effective Date, the Reorganized Debtors may maintain documents in accordance with their standard document retention policy, as may be altered, amended, modified, or supplemented by the Reorganized Debtors.

J.	Reimbursement or Contribution.

If the Bankruptcy Court disallows a Claim for reimbursement or contribution of an Entity pursuant to section 502(e)(1)(B) of the Bankruptcy Code, then to the extent that such Claim is contingent as of the time of allowance or disallowance, such Claim shall be forever disallowed and expunged notwithstanding section 502(j) of the Bankruptcy Code, unless prior to the Confirmation Date: (1) such Claim has been adjudicated as non-contingent or (2) the relevant Holder of a Claim has Filed a non-contingent Proof of Claim on account of such Claim and a Final Order has been entered prior to the Confirmation Date determining such Claim as no longer contingent.

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ARTICLE IX.

CONDITIONS PRECEDENT TO CONSUMMATION OF THIS PLAN

A.	Conditions Precedent to the Effective Date.

It shall be a condition to the Effective Date that the following conditions shall have been satisfied or waived pursuant to the provisions of Article IX.B hereof:

1.	the Bankruptcy Court shall have entered the Confirmation Order, which shall:

(a)	be in form and substance consistent with the Restructuring Support Agreement and acceptable to the Required Consenting Stakeholders;

(b)	authorize the Debtors to take all actions necessary to enter into, implement, and consummate the contracts, instruments, releases, leases, indentures, and other agreements or documents created in connection with the Plan;

(c)	decree that the provisions of the Confirmation Order and the Plan are nonseverable and mutually dependent;

(d)	authorize the Debtors and Reorganized Debtors, as applicable or necessary, to, among other things: (i) implement the Restructuring Transactions; (ii) issue and distribute the New Common Stock and New Preferred Stock pursuant to the exemption from registration under the Securities Act provided by section 1145 of the Bankruptcy Code or other exemption from such registration or pursuant to one or more registration statements; (iii) make all distributions and issuances as required under the Plan; including Cash, the New Common Stock, and the New Preferred Stock; and (iv) enter into any agreements and transactions as necessary to effectuate the Restructuring Transactions;

(e)	authorize the implementation of the Plan in accordance with its terms;

(f)	provide that, pursuant to section 1146 of the Bankruptcy Code, the issuance or exchange of any Security, assignment or surrender of any lease or sublease, and the delivery of any deed or other instrument or transfer order, in furtherance of, or in connection with the Plan shall not be subject to any stamp, real estate transfer, mortgage recording, or other similar tax; and

(g)	be a Final Order;

2.	the Debtors shall have obtained all authorizations, consents, regulatory approvals, rulings, or documents that are necessary to implement and effectuate the Plan;

3.	the Definitive Documents shall contain terms and conditions consistent in all material respects with the Plan and the Restructuring Support Agreement and shall otherwise be subject to the Consenting Stakeholder Consent Rights;

4.	the Exit Facility Documentation shall have been duly executed and delivered by all of the Entities that are parties thereto and all conditions precedent (other than any conditions related to the occurrence of the Effective Date) to the effectiveness of the Exit Facility shall have been satisfied or duly waived in writing in accordance with the terms of each of the Exit Facility and the closing of each of the Exit Facility shall have occurred;

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5.	the Backstop Commitment Agreement shall have been approved pursuant to the Confirmation Order and shall remain in full force and effect, all conditions shall have been satisfied thereunder, and there shall be no breach that would give rise to a right to terminate the Backstop Commitment Agreement for which notice has been given in accordance with the terms thereof (including by the requisite parties thereunder), or such notice could have been given to the extent such notice is not permitted due to the commencement of the Chapter 11 Cases and the related automatic stay;

6.	the final version of the Plan Supplement and all of the schedules, documents, and exhibits contained therein (and any amendment thereto) shall have been Filed in a manner consistent in all respects with the Restructuring Support Agreement and shall otherwise be subject to the Consenting Stakeholder Consent Rights;

7.	the Debtors shall have renegotiated and/or rejected their Executory Contracts or Unexpired Leases in a manner acceptable to the Required Consenting Stakeholders;

8.	the Restructuring Support Agreement shall remain in full force and effect, all conditions shall have been satisfied thereunder, and there shall be no breach that, after the expiration of any applicable notice or any cure period, would give rise to a right to terminate the Restructuring Support Agreement;

9.	the Debtors and Reorganized Debtors, as applicable, shall have implemented the Restructuring Transactions in a manner consistent with the Restructuring Support Agreement (and subject to the Consenting Stakeholder Consent Rights), the Plan, and the Plan Supplement;

10.	all Professional fees and expenses of retained Professionals that require the Bankruptcy Court’s approval shall have been paid in full or amounts sufficient to pay such fees and expenses after the Effective Date shall have been placed in a Professional Escrow Account pending the Bankruptcy Court’s approval of such fees and expenses; and

11.	all Transaction Expenses shall be paid as set forth in Article II.F.

B.	Waiver of Conditions.

Except as otherwise specified in the Plan or the Restructuring Support Agreement, any one or more of the conditions to Consummation set forth in this Article IX may be waived only if waived in writing by the Debtors and the Required Consenting Stakeholders without notice, leave, or order of the Bankruptcy Court or any formal action other than proceedings to confirm or consummate the Plan.

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C.	Effect of Failure of Conditions.

If Consummation does not occur, the Plan shall be null and void in all respects and nothing contained in the Plan, the Disclosure Statement, Restructuring Support Agreement, or Backstop Commitment Agreement shall: (1) constitute a waiver or release of any Claims by the Debtors, Claims, or Interests; (2) prejudice in any manner the rights of the Debtors, any Holders of Claims or Interests, or any other Entity; or (3) constitute an admission, acknowledgment, offer, or undertaking by the Debtors, any Holders of Claims or Interests, or any other Entity, provided that all provisions of the Restructuring Support Agreement or the Backstop Commitment Agreement that survive termination thereof shall remain in effect in accordance with the terms thereof.

D.	Substantial Consummation

“Substantial Consummation” of the Plan, as defined in 11 U.S.C. § 1101(2), shall be deemed to occur on the Effective Date.

ARTICLE X.

EFFECT OF CONFIRMATION OF THE PLAN

Upon entry of the Confirmation Order, the Bankruptcy Court shall be deemed to have made and issued on the Confirmation Date the following findings of fact and conclusions of law as though made after due deliberation and upon the record at the Confirmation Hearing. Upon entry of the Confirmation Order, any and all findings of fact in the Plan shall constitute findings of fact even if they are stated as conclusions of law, and any and all conclusions of law in the Plan shall constitute conclusions of law even if they are stated as findings of fact.

A.	Jurisdiction and Venue.

On the Petition Date, the Debtors commenced the Chapter 11 Cases by filing voluntary petitions for relief under chapter 11 of the Bankruptcy Code. The Debtors were and are qualified to be debtors under section 109 of the Bankruptcy Code. Venue in the Southern District of Texas was proper as of the Petition Date and continues to be proper. Confirmation of the Plan is a core proceeding under 28 U.S.C. § 157(b)(2). The Bankruptcy Court has subject matter jurisdiction over this matter pursuant to 28 U.S.C. § 1334 and the Bankruptcy Court has exclusive jurisdiction to determine whether the Plan complies with the applicable provisions of the Bankruptcy Code and should be confirmed.

B.	Order Approving the Disclosure Statement

On February 24, 2021, the Bankruptcy Court entered the Disclosure Statement Order, which, among other things, (a) approved the Disclosure Statement as containing adequate information within the meaning of section 1125 of the Bankruptcy Code and Bankruptcy Rule 3017 and (b) approved certain procedures and documents for soliciting and tabulating votes with respect to the Plan.

C.	Voting Report.

Prior to the Confirmation Hearing, the Solicitation Agent filed the Voting Report. All procedures used to distribute solicitation materials to the applicable Holders of Claims and Interests and to tabulate the ballots were fair and conducted in accordance with the Disclosure Statement Order, the Bankruptcy Code, the Bankruptcy Rules, and all other applicable rules, Laws, and regulations. Pursuant to sections 1124 and 1126 of the Bankruptcy Code, at least one Impaired Class entitled to vote on the Plan has voted to accept the Plan.

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D.	Judicial Notice.

The Bankruptcy Court takes judicial notice of the docket of the Chapter 11 Cases maintained by the clerk of the Bankruptcy Court and/or its duly appointed agent, including all pleadings and other documents Filed, all orders entered, and all evidence and arguments made, proffered, or adduced at the hearings held before the Bankruptcy Court during the pendency of the Chapter 11 Cases (including the Confirmation Hearing). Resolutions of any objections to Confirmation explained on the record at the Confirmation Hearing are hereby incorporated by reference. All entries on the docket of the Chapter 11 Cases shall constitute the record before the Bankruptcy Court for purposes of the Confirmation Hearing.

E.	Transmittal and Mailing of Materials; Notice.

Due, adequate, and sufficient notice of the Disclosure Statement, the Plan, the Plan Supplement, the Confirmation Hearing, and the release and exculpation provisions set forth in Article VIII of the Plan, along with all deadlines for voting on or objecting to the Plan, in compliance with Bankruptcy Rules 2002(b), 3017, 3019, and 3020(b) and the Disclosure Statement Order, has been given to (1) all known Holders of Claims and Interests, (2) parties that requested notice in accordance with Bankruptcy Rule 2002, (3)   all parties to Unexpired Leases and Executory Contracts, and (4) all taxing authorities listed in the Claims Register. Such transmittal and service were appropriate, adequate, and sufficient. Adequate and sufficient notice of the Confirmation Hearing and other dates, deadlines, and hearings described in the Disclosure Statement Order was given in compliance with the Bankruptcy Rules and such order, and no other or further notice is or shall be required.

F.	Solicitation.

Votes for acceptance and rejection of the Plan were solicited in good faith and complied with sections 1125 and 1126 of the Bankruptcy Code, Bankruptcy Rules 3017, 3018, and 3019, the Disclosure Statement Order, all other applicable provisions of the Bankruptcy Code and all other applicable rules, Laws, and regulations. The Debtors and the Released Parties solicited acceptance of the Plan in good faith and in compliance with the applicable provisions of the Bankruptcy Code and they participated in good faith, and in compliance with the applicable provisions of the Bankruptcy Code in the offer, issuance, sale, or purchase of New Common Stock or New Preferred Stock and any debt securities that were offered or sold under the Plan and, pursuant to section 1125(e) of the Bankruptcy Code, and no Released Party is or shall be liable on account of such solicitation for violation of any applicable law, rule, or regulation governing solicitation of acceptance of a chapter 11 plan or the offer, issuance, sale, or purchase of such debt securities.

G.	Burden of Proof.

The Debtors, as proponents of the Plan, have satisfied their burden of proving the elements of sections 1129(a) and 1129(b) of the Bankruptcy Code by a preponderance of the evidence, which is the applicable evidentiary standard. The Debtors have satisfied the elements of section 1129(a) and 1129(b) of the Bankruptcy Code by clear and convincing evidence.

H.	Bankruptcy Rule 3016(a) Compliance.

The Plan is dated and identifies the proponents thereof, thereby satisfying Bankruptcy Rule 3016(a).

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I.	Compliance with the Requirements of Section 1129 of the Bankruptcy Code.

The Plan complies with all requirements of section 1129 of the Bankruptcy Code as follows:

1.	Section 1129(a)(1)–Compliance of the Plan with Applicable Provisions of the Bankruptcy Code.

The Plan complies with all applicable provisions of the Bankruptcy Code as required by section 1129(a)(1) of the Bankruptcy Code, including sections 1121, 1122, 1123, and 1125 of the Bankruptcy Code.

a.	Standing.

Each of the Debtors has standing to file a plan and the Debtors, therefore, have satisfied section 1121 of the Bankruptcy Code.

b.	Proper Classification.

Pursuant to sections 1122(a) and 1123(a)(1) of the Bankruptcy Code, Article III of the Plan designates Classes of Claims and Interests, other than Administrative Claims, Professional Fee Claims, DIP Claims, and Priority Tax Claims, which are not required to be classified. As required by section 1122(a) of the Bankruptcy Code, each Class of Claims and Interests contains only Claims or Interests that are substantially similar to the other Claims or Interests within such Class.

c.	Specification of Unimpaired Classes.

Pursuant to section 1123(a)(2) of the Bankruptcy Code, Article III of the Plan specifies all Classes of Claims and Interests that are not Impaired.

d.	Specification of Treatment of Impaired Classes.

Pursuant to section 1123(a)(3) of the Bankruptcy Code, Article III of the Plan specifies the treatment of all Classes of Claims and Interests that are Impaired.

e.	No Discrimination.

Pursuant to section 1123(a)(4) of the Bankruptcy Code, Article III of the Plan provides the same treatment for each Claim or Interest within a particular Class, as the case may be, unless the Holder of a particular Claim or Interest has agreed to less favorable treatment with respect to such Claim or Interest, as applicable.

f.	Plan Implementation.

Pursuant to section 1123(a)(5) of the Bankruptcy Code, the Plan provides adequate and proper means for the Plan’s implementation. Immediately upon the Effective Date, sufficient Cash and other consideration provided under the Plan will be available to make all payments required to be made on the Effective Date pursuant to the terms of the Plan. Moreover, Article IV and various other provisions of the Plan specifically provide adequate means for the Plan’s implementation.

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g.	Voting Power of Equity Securities; Selection of Officer, Director, or Trustee under the Plan.

The New Organizational Documents comply with sections 1123(a)(6) and 1123(a)(7) of the Bankruptcy Code.

h.	Impairment/Unimpairment of Classes of Claims and Equity Interests.

Pursuant to section 1123(b)(1) of the Bankruptcy Code, (i) Class 1 (Other Secured Claims) and Class 2 (Other Priority Claims) are Unimpaired under the Plan, (ii) Class 3 (RBL Claims), Class 4A (General Unsecured Claims against Gulfport Parent), Class 4B (General Unsecured Claims against Gulfport Subsidiaries), Class 5A (Notes Claims against Gulfport Parent), Class 5B (Notes Claims against Gulfport Subsidiaries); Class 8 (Existing Interests in Gulfport Parent), and Class 9 (Section 510(b) Claims) are Impaired under the Plan, and (iii) Class 6 (Intercompany Claims) and Class 7 (Intercompany Interests) are either Unimpaired or Impaired under the Plan at the discretion of the Debtors.

i.	Assumption and Rejection of Executory Contracts and Unexpired Leases.

In accordance with section 1123(b)(2) of the Bankruptcy Code, pursuant to Article V of the Plan, on the Effective Date, each Executory Contract and Unexpired Lease shall be deemed assumed except as provided in Article V.A. The assumption of Executory Contracts and Unexpired Leases hereunder may include the assignment of certain of such contracts to Affiliates.

The Debtors have exercised reasonable business judgment in determining whether to reject, assume, or assume and assign each of their Executory Contracts and Unexpired Leases under the terms of the Plan. Each pre- or post-Confirmation rejection, assumption, or assumption and assignment of an Executory Contract or Unexpired Lease pursuant to Article V of the Plan will be legal, valid, and binding upon the applicable Debtor and all other parties to such Executory Contract or Unexpired Lease, as applicable, all to the same extent as if such rejection, assumption, or assumption and assignment had been effectuated pursuant to an appropriate order of the Court entered before the Confirmation Date under section 365 of the Bankruptcy Code. Each of the Executory Contracts and Unexpired Leases to be rejected, assumed, or assumed and assigned is deemed to be an Executory Contract or an Unexpired Lease, as applicable.

j.	Settlement of Claims and Causes of Action.

All of the settlements and compromises pursuant to and in connection with the Plan or incorporated by reference into the Plan comply with the requirements of section 1123(b)(3) of the Bankruptcy Code and Bankruptcy Rule 9019.

Pursuant to Bankruptcy Rule 9019 and section 363 of the Bankruptcy Code and in consideration for the distributions and other benefits provided under the Plan, any and all compromise and settlement provisions of the Plan constitute good-faith compromises, are in the best interests of the Debtors, the Estates, and all Holders of Claims and Interests, and are fair, equitable, and reasonable.

Specifically, the settlements and compromises pursuant to and in connection with the Plan are substantively fair based on the following factors, as applicable: (a) the balance between the litigation’s possibility of success and the settlement’s future benefits; (b) the likelihood of complex and protracted litigation and risk and difficulty of collecting on the judgment; (c) the proportion of creditors and parties in interest that support the settlement; (d) the competency of counsel reviewing the settlement; (e) the nature and breadth of releases to be obtained by officers and directors; and (f) the extent to which the settlement is the product of arm’s-length bargaining.

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k.	Cure of Defaults.

Article V.C of the Plan provides for the satisfaction of default claims associated with each Executory Contract and Unexpired Lease to be assumed in accordance with section 365(b)(1) of the Bankruptcy Code. The Cure costs noticed to counterparties to Executory Contracts and Unexpired Leases represent the amount, if any, the Debtors propose to pay in full and complete satisfaction of such default claims. Any disputed Cure amounts will be determined in accordance with the procedures set forth in Article V.C of the Plan, and applicable bankruptcy and nonbankruptcy law. As such, the Plan provides that the Debtors will Cure, or provide adequate assurance that the Debtors will promptly Cure, defaults with Executory Contracts and Unexpired Leases in compliance with section 365(b)(1) of the Bankruptcy Code. Thus, the Plan complies with section 1123(d) of the Bankruptcy Code.

l.	Other Appropriate Provisions.

The Plan’s other provisions are appropriate and consistent with the applicable provisions of the Bankruptcy Code, including provisions for (i) distributions to Holders of Claims and Interests, (ii) objections to Claims, (iii) procedures for resolving Disputed, contingent, and unliquidated Claims, (iv) Cure amounts, procedures governing Cure disputes, and (v) indemnification obligations.

2.	Section 1129(a)(2)–Compliance of Plan Proponents with Applicable Provisions of the Bankruptcy Code.

The Debtors, as proponents of the Plan, have complied with all applicable provisions of the Bankruptcy Code as required by section 1129(a)(2) of the Bankruptcy Code, including sections 1125 and 1126 of the Bankruptcy Code and Bankruptcy Rules 3017, 3018, and 3019. In particular, the Debtors are proper debtors under section 109 of the Bankruptcy Code and proper proponents of the Plan under section 1121(a) of the Bankruptcy Code. Furthermore, the solicitation of acceptances or rejections of the Plan was (i) pursuant to the Disclosure Statement Order, (ii) in compliance with all applicable laws, rules, and regulations governing the adequacy of disclosure in connection with such solicitation, and (iii) solicited after disclosure to Holders of Claims or Interests of adequate information as defined in section 1125(a) of the Bankruptcy Code. Accordingly, the Debtors and their respective directors, officers, employees, agents, affiliates, and Professionals have acted in “good faith” within the meaning of section 1125(e) of the Bankruptcy Code.

3.	Section 1129(a)(3)–Proposal of Plan in Good Faith.

The Debtors have proposed the Plan in good faith and not by any means forbidden by Law based on the totality of the circumstances surrounding the filing of the Chapter 11 Cases, the Plan itself, and the process leading to its formulation. The Chapter 11 Cases were filed, and the Plan was proposed, with the legitimate purpose of allowing the Debtors to reorganize.

4.	Section 1129(a)(4)–Bankruptcy Court Approval of Certain Payments as Reasonable.

Pursuant to section 1129(a)(4) of the Bankruptcy Code, the payments to be made for services or for costs in connection with the Chapter 11 Cases or the Plan are approved. The fees and expenses incurred by Professionals retained by the Debtors shall be payable according to the orders approving such Professionals’ retentions, other applicable Bankruptcy Court orders, or as otherwise provided in the Plan.

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5.	Section 1129(a)(5)–Disclosure of Identity of Proposed Management, Compensation of Insiders, and Consistency of Management Proposals with the Interests of Creditors and Public Policy.

Pursuant to section 1129(a)(5) of the Bankruptcy Code, information concerning the individuals proposed to serve on the New Board and as management of Reorganized Gulfport Holdco, and each such individual’s compensation upon Consummation of the Plan, has been fully disclosed in the Plan Supplement to the extent available, and the appointment to, or continuance in, such office of such person is consistent with the interests of Holders of Claims and Interests and with public policy.

6.	Section 1129(a)(6)–Approval of Rate Changes.

Section 1129(a)(6) of the Bankruptcy Code is not applicable because the Plan does not provide for rate changes by any of the Debtors.

7.	Section 1129(a)(7)–Best Interests of Creditors and Interest Holders.

The liquidation analysis included in the Disclosure Statement, and the other evidence related thereto that was proffered or adduced at or prior to, or in affidavits or declarations in connection with, the Confirmation Hearing, is reasonable. The methodology used and assumptions made in such liquidation analysis, as supplemented by the evidence proffered or adduced at or prior to, or in affidavits or declarations Filed in connection with, the Confirmation Hearing, are reasonable. With respect to each Impaired Class, each Holder of an Allowed Claim or Allowed Interest in such Class has accepted the Plan or will receive under the Plan on account of such Claim or Interest property of a value, as of the Effective Date, that is not less than the amount such Holder would receive if the Debtors were liquidated under chapter 7 of the Bankruptcy Code.

8.	Section 1129(a)(8)–Conclusive Presumption of Acceptance by Unimpaired Classes; Acceptance of the Plan by Each Impaired Class.

Certain Classes of Claims and Interests are Unimpaired and are deemed conclusively to have accepted the Plan pursuant to section 1126(f) of the Bankruptcy Code. In addition, at least one Impaired Class that was entitled to vote has voted to accept the Plan. Because the Plan provides that the certain Classes of Claims and Interests will be Impaired and because no distributions shall be made to Holders in such Classes, such Holders are deemed conclusively to have rejected the Plan pursuant to section 1126(g) of the Bankruptcy Code and, therefore, are not entitled to vote to accept or reject the Plan.

9.	Section 1129(a)(9)–Treatment of Claims Entitled to Priority Pursuant to Section 507(a) of the Bankruptcy Code.

The treatment of Administrative Claims, Professional Fee Claims, DIP Claims, and Priority Tax Claims under Article II of the Plan satisfies the requirements of section 1129(a)(9) of the Bankruptcy Code.

10.	Section 1129(a)(10)–Acceptance by at Least One Impaired Class.

At least one Impaired Class has voted to accept the Plan. Accordingly, section 1129(a)(10) of the Bankruptcy Code is satisfied.

11.	Section 1129(a)(11)–Feasibility of the Plan.

The Plan satisfies section 1129(a)(11) of the Bankruptcy Code. Based upon the evidence proffered or adduced at, or prior to, or in affidavits or declarations Filed in connection with, the Confirmation Hearing, the Plan is feasible and Confirmation of the Plan is not likely to be followed by the liquidation, or the need for further financial reorganization, of the Debtors or any successor to the Debtors under the Plan, except as such liquidation is proposed in the Plan. Furthermore, the Debtors will have adequate assets to satisfy their respective obligations under the Plan.

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12.	Section 1129(a)(12)–Payment of Bankruptcy Fees.

Article II.E of the Plan provides for the payment of all fees payable under section 1930(a) of the Judicial Code in accordance with section 1129(a)(12) of the Bankruptcy Code.

13.	Section 1129(a)(13)–Retiree Benefits.

The Plan provides for the treatment of all retiree benefits in accordance with section 1129(a)(13) of the Bankruptcy Code.

14.	Section 1129(a)(14)–Domestic Support Obligations.

The Debtors are not required by a judicial or administrative order, or by statute, to pay any domestic support obligations, and therefore, section 1129(a)(14) of the Bankruptcy Code is inapplicable in these Chapter 11 Cases.

15.	Section 1129(a)(15)–The Debtors Are Not Individuals.

The Debtors are not individuals, and therefore, section 1129(a)(15) of the Bankruptcy Code is inapplicable in these Chapter 11 Cases.

16.	Section 1129(a)(16)–No Applicable Nonbankruptcy Law Regarding Transfers.

Each of the Debtors that is a corporation is a moneyed, business, or commercial corporation or trust, and therefore, section 1129(a)(16) of the Bankruptcy Code is inapplicable in these Chapter 11 Cases.

17.	Section 1129(b)–Confirmation of Plan Over Rejection of Impaired Classes.

The Plan satisfies the requirements of section 1129(b) of the Bankruptcy Code with respect to the Classes presumed to have rejected the Plan pursuant to section 1126(g) of the Bankruptcy Code or that have actually rejected the Plan (if any). To determine whether a plan is “fair and equitable” with respect to a class of Claims, section 1129(b)(2)(B)(ii) of the Bankruptcy Code provides in pertinent part that “the holder of any claim or interest that is junior to the claims of such class will not receive or retain under the plan on account of such junior claim or interest any property.” To determine whether a plan is “fair and equitable” with respect to a class of interests, section 1129(b)(2)(C)(ii) of the Bankruptcy Code provides that “the holder of any interest that is junior to the interests of such class will not receive or retain under the plan on account of such junior interest any property.” There are no classes junior to the deemed (or actual) rejecting classes of claims or interests that will receive any distribution under the Plan. The Plan, therefore, satisfies the requirements of section 1129(b) of the Bankruptcy Code.

18.	Section 1129(c)–Confirmation of Only One Plan With Respect to the Debtors.

The Plan is the only plan that has been Filed in these Chapter 11 Cases with respect to the Debtors. Accordingly, the Plan satisfies the requirements of section 1129(c) of the Bankruptcy Code.

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19.	Section 1129(d)–Principal Purpose Not Avoidance of Taxes.

The principal purpose of the Plan is not the avoidance of taxes or the avoidance of the application of section 5 of the Securities Act. Accordingly, the Plan satisfies the requirements of section 1129(d) of the Bankruptcy Code.

20.	Section 1129(e)–Small Business Case.

Section 1129(e) is inapplicable because these Chapter 11 Cases do not qualify as small business cases.

J.	Securities Under the Plan.

Pursuant to the Plan, and without further corporate or other action, the New Common Stock, the New Preferred Stock, and any debt issued or assumed by the Reorganized Debtors will be issued, entered into, or assumed, as applicable, on the Effective Date subject to the terms of the Plan.

K.	Releases and Discharges.

The releases and discharges of Claims and Causes of Action described in the Plan, including releases by the Debtors and by Holders of Claims and Interests, constitute good faith compromises and settlements of the matters covered thereby. Such compromises and settlements are made in exchange for consideration and are in the best interest of Holders of Claims and Interests, are fair, equitable, reasonable, and are integral elements of the resolution of the Chapter 11 Cases in accordance with the Plan. Each of the discharge, release, indemnification, and exculpation provisions set forth in the Plan: (a) is within the jurisdiction of the Court under 28 U.S.C. §§ 1334(a), 1334(b), and 1334(d); (b) is an essential means of implementing the Plan pursuant to section 1123(a)(6) of the Bankruptcy Code; (c) is an integral element of the transactions incorporated into the Plan; (d) confers material benefit on, and is in the best interests of, the Debtors, their Estates, and their creditors; (e) is important to the overall objectives of the Plan to finally resolve all Claims and Interests among or against the parties in interest in the Chapter 11 Cases with respect to the Debtors; (f) is consistent with sections 105, 1123, 1129, and all other applicable provisions of the Bankruptcy Code; (g) is given and made after due notice and opportunity for hearing; and (h), without limiting the foregoing, with respect to the releases and injunctions in Article VIII of the Plan, are (i) essential elements of the Restructuring Transactions and Plan, terms and conditions without which the Consenting Stakeholders would not have entered into the Restructuring Support Agreement and (ii) narrowly tailored. Further, the injunction set forth in Article VIII is an essential component of the Plan, the fruit of long-term negotiations, and achieved by the exchange of good and valuable consideration in the Chapter 11 Cases.

L.	Release and Retention of Causes of Action.

It is in the best interests of Holders of Claims and Interests that the provisions in Article VIII of the Plan be approved.

M.	Approval of Restructuring Support Agreement, Backstop Commitment Agreement, and Other Restructuring Documents and Agreements.

All documents and agreements necessary to implement the Plan, including the Restructuring Support Agreement, the Backstop Commitment Agreement, and the other Restructuring Transaction are essential elements of the Plan, are necessary to consummate the Plan and the Restructuring Transaction, and entry into and Consummation of the transactions contemplated by each such document and agreement is in the best interests of the Debtors, the Estates, and Holders of Claims and Interests. The Debtors have exercised reasonable business judgment in determining which agreements to enter into and have provided sufficient and adequate notice of such documents and agreements. The terms and conditions of such documents and agreements have been negotiated in good faith, at arm’s length, are fair and reasonable, and are hereby reaffirmed and approved, and, subject to the occurrence of the Effective Date and execution and delivery in accordance with their respective terms, shall be in full force and effect and valid, binding, and enforceable in accordance with their respective terms, without the need for any further notice to or action, order, or approval of the Bankruptcy Court, or other action under applicable law, regulation, or rule.

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N.	Confirmation Hearing Exhibits.

All of the exhibits presented at the Confirmation Hearing have been properly received into evidence and are a part of the record before the Bankruptcy Court.

O.	Objections to Confirmation of the Plan.

Any and all objections to Confirmation have been withdrawn, settled, overruled, or otherwise resolved.

P.	Retention of Jurisdiction.

The Bankruptcy Court may properly retain jurisdiction over the matters set forth in Article XII of the Plan and section 1142 of the Bankruptcy Code.

Q.	Plan Supplement.

The Debtors Filed the Plan Supplement. All of the documents contained in the Plan Supplement comply with the terms of the Plan, and the filing and notice of such documents was adequate, proper and in accordance with the Bankruptcy Code and the Bankruptcy Rules.

ARTICLE XI.

MODIFICATION, REVOCATION, OR WITHDRAWAL OF THIS PLAN

A.	Modification and Amendments.

Except as otherwise specifically provided in the Plan and subject to the Restructuring Support Agreement (including the Consenting Stakeholder Consent Rights), the Debtors reserve the right to modify the Plan, whether such modification is material or immaterial, and seek Confirmation consistent with the Bankruptcy Code and, as appropriate, not resolicit votes on such modified Plan. Subject to those restrictions on modifications set forth in the Plan and the requirements of section 1127 of the Bankruptcy Code, Rule 3019 of the Federal Rules of Bankruptcy Procedure, and, to the extent applicable, sections 1122, 1123, and 1125 of the Bankruptcy Code, each of the Debtors expressly reserves its respective rights to revoke or withdraw, or to alter, amend, or modify the Plan with respect to such Debtor, one or more times, after Confirmation, and, to the extent necessary may initiate proceedings in the Bankruptcy Court to so alter, amend, or modify the Plan, or remedy any defect or omission, or reconcile any inconsistencies in the Plan, the Disclosure Statement, or the Confirmation Order, in such matters as may be necessary to carry out the purposes and intent of the Plan; provided that each of the foregoing actions shall not violate the Restructuring Support Agreement or the Consenting Stakeholder Consent Rights.

B.	Effect of Confirmation on Modifications.

Entry of the Confirmation Order shall mean that all modifications or amendments to the Plan since the solicitation thereof are approved pursuant to section 1127(a) of the Bankruptcy Code and do not require additional disclosure or resolicitation under Bankruptcy Rule 3019.

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C.	Revocation or Withdrawal of Plan.

To the extent permitted by the Restructuring Support Agreement, the Debtors reserve the right to revoke or withdraw the Plan prior to the Confirmation Date and to File subsequent plans of reorganization. If the Debtors revoke or withdraw the Plan, or if Confirmation or Consummation does not occur, then:

(1)  the Plan shall be null and void in all respects; (2) any settlement or compromise embodied in the Plan (including the fixing or limiting to an amount certain of any Claim or Interest or Class of Claims or Interests), assumption or rejection of Executory Contracts or Unexpired Leases effected under the Plan, and any document or agreement executed pursuant to the Plan, shall be deemed null and void; and (3) nothing contained in the Plan shall: (a) constitute a waiver or release of any Claims or Interests; (b) prejudice in any manner the rights of such Debtor or any other Entity; or (c) constitute an admission, acknowledgement, offer, or undertaking of any sort by such Debtor or any other Entity.

ARTICLE XII.

RETENTION OF JURISDICTION

Notwithstanding the entry of the Confirmation Order and the occurrence of the Effective Date, on and after the Effective Date, the Bankruptcy Court shall retain exclusive jurisdiction over all matters arising out of, or relating to, the Chapter 11 Cases and the Plan pursuant to sections 105(a) and 1142 of the Bankruptcy Code, including jurisdiction to:

a.	allow, disallow, determine, liquidate, classify, estimate, or establish the priority, secured or unsecured status, or amount of any Claim or Interest, including the resolution of any request for payment of any Administrative Claim and the resolution of any and all objections to the secured or unsecured status, priority, amount, or allowance of Claims or Interests;

b.	decide and resolve all matters related to the granting and denying, in whole or in part, any applications for allowance of compensation or reimbursement of expenses to Professionals authorized pursuant to the Bankruptcy Code or the Plan;

c.	resolve any matters related to: (a) the assumption, assumption and assignment, or rejection of any Executory Contract or Unexpired Lease to which a Debtor is party or with respect to which a Debtor may be liable and to hear, determine, and, if necessary, liquidate, any Claims arising therefrom, including Cures pursuant to section 365 of the Bankruptcy Code; (b) any potential contractual obligation under any Executory Contract or Unexpired Lease that is assumed; (c) the Reorganized Debtors amending, modifying, or supplementing, after the Effective Date, pursuant to Article V hereof, any Executory Contracts or Unexpired Leases to the list of Executory Contracts and Unexpired Leases to be assumed or rejected or otherwise; and (d) any dispute regarding whether a contract or lease is or was executory or expired;

d.	ensure that distributions to Holders of Allowed Claims are accomplished pursuant to the provisions of the Plan;

e.	adjudicate, decide, or resolve any motions, adversary proceedings, contested or litigated matters, and any other matters, and grant or deny any applications involving a Debtor that may be pending on the Effective Date;

f.	adjudicate, decide, or resolve any and all matters related to section 1141 of the Bankruptcy Code;

g.	enter and implement such orders as may be necessary to execute, implement, or consummate the provisions of the Plan and all contracts, instruments, releases, indentures, and other agreements or documents created or entered into in connection with the Plan, the Confirmation Order, or the Disclosure Statement, including the Restructuring Support Agreement;

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h.	enter and enforce any order for the sale of property pursuant to sections 363, 1123, or 1146(a) of the Bankruptcy Code;

i.	resolve any cases, controversies, suits, disputes, or Causes of Action that may arise in connection with the Consummation, interpretation, or enforcement of the Plan or any Entity’s obligations incurred in connection with the Plan;

j.	issue injunctions, enter and implement other orders, or take such other actions as may be necessary to restrain interference by any Entity with Consummation or enforcement of the Plan;

k.	resolve any cases, controversies, suits, disputes, or Causes of Action with respect to the releases, injunctions, exculpations, and other provisions contained in Article VIII hereof and enter such orders as may be necessary or appropriate to implement such releases, injunctions, and other provisions;

l.	resolve any cases, controversies, suits, disputes, or Causes of Action with respect to the repayment or return of distributions and the recovery of additional amounts owed by the Holder of a Claim or Interest for amounts not timely repaid pursuant to Article VI.M hereof;

m.	enter and implement such orders as are necessary if the Confirmation Order is for any reason modified, stayed, reversed, revoked, or vacated;

n.	determine any other matters that may arise in connection with or relate to the Plan, the Plan Supplement, the Disclosure Statement, the Confirmation Order, or any contract, instrument, release, indenture, or other agreement or document created in connection with the Plan or the Disclosure Statement, including the Restructuring Support Agreement;

o.	enter an order or final decree concluding or closing the Chapter 11 Cases;

p.	adjudicate any and all disputes arising from or relating to distributions under the Plan;

q.	consider any modifications of the Plan, to cure any defect or omission, or to reconcile any inconsistency in any Bankruptcy Court order, including the Confirmation Order;

r.	determine requests for the payment of Claims and Interests entitled to priority pursuant to section 507 of the Bankruptcy Code;

s.	hear and determine disputes arising in connection with the interpretation, implementation, or enforcement of the Plan or the Confirmation Order, including disputes arising under agreements, documents, or instruments executed in connection with the Plan;

t.	hear and determine matters concerning state, local, and federal taxes in accordance with sections 346, 505, and 1146 of the Bankruptcy Code;

u.	hear and determine all disputes involving the existence, nature, scope, or enforcement of any exculpations, discharges, injunctions, and releases granted in the Plan, including under Article VIII hereof, regardless of whether such termination occurred prior to or after the Effective Date;

v.	enforce all orders previously entered by the Bankruptcy Court; and

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w.	hear any other matter not inconsistent with the Bankruptcy Code.

As of the Effective Date, notwithstanding anything in this Article XII to the contrary, the New Organizational Documents and the Exit Facility and any documents related thereto shall be governed by the jurisdictional provisions therein and the Bankruptcy Court shall not retain jurisdiction with respect thereto.

ARTICLE XIII.

MISCELLANEOUS PROVISIONS

A.	Immediate Binding Effect.

Subject to Article IX.A hereof, and notwithstanding Bankruptcy Rules 3020(e), 6004(h), or 7062 or otherwise, upon the occurrence of the Effective Date, the terms of the Plan (including, for the avoidance of doubt, the documents and instruments contained in the Plan Supplement) shall be immediately effective and enforceable and deemed binding upon the Debtors, the Reorganized Debtors, any and all Holders of Claims or Interests (irrespective of whether such Holders of Claims or Interests have, or are deemed to have, accepted the Plan), all Entities that are parties to or are subject to the settlements, compromises, releases, discharges, and injunctions described in the Plan, each Entity acquiring property under the Plan, and any and all non-Debtor parties to Executory Contracts and Unexpired Leases with the Debtors. All Claims and Interests shall be as fixed, adjusted, or compromised, as applicable, pursuant to the Plan regardless of whether any Holder of a Claim or Interest has voted on the Plan.

B.	Additional Documents.

On or before the Effective Date, and consistent in all respects with the terms of the Restructuring Support Agreement and the Backstop Commitment Agreement, the Debtors may file with the Bankruptcy Court such agreements and other documents as may be necessary to effectuate and further evidence the terms and conditions of the Plan and the Restructuring Support Agreement. The Debtors or the Reorganized Debtors, as applicable, and all Holders of Claims or Interests receiving distributions pursuant to the Plan and all other parties in interest shall, from time to time, prepare, execute, and deliver any agreements or documents and take any other actions as may be necessary or advisable to effectuate the provisions and intent of the Plan.

C.	Statutory Committee Survival.

Following the Effective Date, the Committee shall survive for the purpose of (i) filing, prosecuting, reviewing, and objecting to any applications for compensation and reimbursement of expenses filed pursuant to Article II.C. hereof, and (ii) prosecuting or participating any appeals in which the Committee is an interested party. The Reorganized Debtors shall no longer be responsible for paying any fees or expenses incurred by the members of or advisors to the Committee after the Effective Date except for those fees and expenses incurred by the Committee professionals in connection with the matters identified herein. Upon the resolution of all matters set forth in (i)-(ii) in the section, the Committee shall dissolve, and the members thereof shall be released and discharged from all rights and duties arising from, or related to, the Chapter 11 Cases.

D.	Reservation of Rights.

Except as expressly set forth in the Plan, the Plan shall have no force or effect unless the Bankruptcy Court shall enter the Confirmation Order, and the Confirmation Order shall have no force or effect if the Effective Date does not occur. None of the Filing of the Plan, any statement or provision contained in the Plan, or the taking of any action by any Debtor or Consenting Noteholder, Consenting RBL Lender, Agent, L/C Issuing Bank, or DIP Lender, as applicable, with respect to the Plan, the Disclosure Statement, or the Plan Supplement shall be or shall be deemed to be an admission or waiver of any rights of any Debtor, Consenting Noteholder, Agent, RBL Lender, L/C Issuing Bank, or DIP Lender, as applicable, with respect to the Holders of Claims or Interests prior to the Effective Date.

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E.	Successors and Assigns.

The rights, benefits, and obligations of any Entity named or referred to in the Plan shall be binding on, and shall inure to the benefit of any heir, executor, administrator, successor or assign, Affiliate, officer, manager, director, agent, representative, attorney, beneficiaries, or guardian, if any, of each Entity.

F.	Notices.

All notices, requests, and demands to or upon the Debtors to be effective shall be in writing (including by facsimile transmission) and, unless otherwise expressly provided herein, shall be deemed to have been duly given or made when actually delivered or, in the case of notice by facsimile transmission, when received and telephonically confirmed, addressed as follows:

If to the Debtors:	If to the Counsel to the Debtors:
Gulfport Energy Corporation	Kirkland & Ellis LLP
14313 N. May Avenue, Suite 100	601 Lexington Avenue
Oklahoma City, Oklahoma 73134	New York, New York 10022
Attention: Patrick Craine	Attention: Steven N. Serajeddini, P.C.
E-mail address: pcraine@gulfportenergy.com	E-mail address: steven.serajeddini@kirkland.com

and

Kirkland & Ellis LLP
300 North LaSalle Street
Chicago, Illinois 60654
Attention: Christopher S. Koenig
E-mail address: chris.koenig@kirkland.com

and

Jackson Walker L.L.P.
1401 McKinney Street, Suite 1900
Houston, Texas 77010
Attention: Matthew D. Cavenaugh
E-mail address: mcavenaugh@jw.com

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U.S. Trustee	Counsel to the RBL Agent and DIP Agent
United States Trustee	Latham & Watkins LLP
for the Southern District of Texas	811 Main Street Suite 3700
515 Rusk Street, Suite 3516	Houston, Texas 77002
Houston, TX 77002	Attention: Trevor Wommack, Christopher Wood,
Bryce Kaufman
E-mail address: trevor.wommack@lw.com,
christopher.wood@lw.com and
bryce.kaufman@lw.com

and

Latham & Watkins LLP
885 Third Avenue
New York, NY 10022
Attention: Adam Goldberg and Hugh Murtagh
E-mail address: adam.goldberg@lw.com and
hugh.murtagh@lw.com

Counsel to the Consenting Noteholders

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019
Attention: Alan W. Kornberg
Robert Britton
Michael Turkel
E-mail address: akornberg@paulweiss.com
rbritton@paulweiss.com
mturkel@paulweiss.com
and
Porter Hedges LLP
1000 Main Street, 36th Floor
Houston, Texas 77002
Attention: John F. Higgins
Megan Young-John
E-mail address: jhiggins@porterhedges.com
myoung-john@porterhedges.com

After the Effective Date, the Reorganized Debtors have the authority to send a notice to Entities that to continue to receive documents pursuant to Bankruptcy Rule 2002, an Entity must file a renewed request to receive documents pursuant to Bankruptcy Rule 2002. After the Effective Date, the Reorganized Debtors are authorized to limit the list of Entities receiving documents pursuant to Bankruptcy Rule 2002 to those Entities who have Filed such renewed requests.

G.	Term of Injunctions or Stays.

Unless otherwise provided in the Plan or in the Confirmation Order, all injunctions or stays in effect in the Chapter 11 Cases pursuant to sections 105 or 362 of the Bankruptcy Code or any order of the Bankruptcy Court, and extant on the Confirmation Date (excluding any injunctions or stays contained in the Plan or the Confirmation Order) shall remain in full force and effect until the Effective Date. All injunctions or stays contained in the Plan or the Confirmation Order shall remain in full force and effect in accordance with their terms.

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H.	Entire Agreement.

Except as otherwise indicated, and without limiting the effectiveness of the Restructuring Support Agreement, the Plan (including, for the avoidance of doubt, the documents and instruments in the Plan Supplement) supersedes all previous and contemporaneous negotiations, promises, covenants, agreements, understandings, and representations on such subjects, all of which have become merged and integrated into the Plan.

I.	Plan Supplement.

All exhibits and documents included in the Plan Supplement are an integral part of the Plan and are incorporated into and are a part of the Plan as if set forth in full in the Plan. After the exhibits and documents are Filed, copies of such exhibits and documents shall be available upon written request to the Debtors’ counsel at the address above or by downloading such exhibits and documents from the Debtors’ restructuring website at http://dm.epiq11.com/gulfport or the Bankruptcy Court’s website at www.txs.uscourts.gov/bankruptcy. To the extent any exhibit or document in the Plan Supplement is inconsistent with the terms of the Plan, unless otherwise ordered by the Bankruptcy Court, the Plan Supplement document or exhibit shall control (unless stated otherwise in such Plan Supplement document or exhibit or in the Confirmation Order).

J.	Nonseverability of Plan Provisions.

If, prior to Confirmation, any term or provision of the Plan is held by the Bankruptcy Court to be invalid, void, or unenforceable, the Bankruptcy Court shall have the power to alter and interpret such term or provision to make it valid or enforceable to the maximum extent practicable, consistent with the original purpose of the term or provision held to be invalid, void, or unenforceable, and such term or provision shall then be applicable as altered or interpreted; provided, however, any such alteration or interpretation must be consistent with the Restructuring Support Agreement (and subject to the Consenting Stakeholder Consent Rights). Notwithstanding any such holding, alteration, or interpretation, the remainder of the terms and provisions of the Plan will remain in full force and effect and will in no way be affected, impaired, or invalidated by such holding, alteration, or interpretation.

The Confirmation Order shall constitute a judicial determination and shall provide that each term and provision of the Plan, as it may have been altered or interpreted in accordance with the foregoing, is: (1)  valid and enforceable pursuant to its terms; (2) integral to the Plan and may not be deleted or modified without the Debtors’ or Reorganized Debtors’ consent, as applicable; and (3) nonseverable and mutually dependent.

K.	Votes Solicited in Good Faith.

Upon entry of the Confirmation Order, the Debtors will be deemed to have solicited votes on the Plan in good faith and in compliance with section 1125(g) of the Bankruptcy Code, and pursuant to section 1125(e) of the Bankruptcy Code, the Debtors and each of their respective Affiliates, agents, representatives, members, principals, shareholders, officers, directors, managers, employees, advisors, and attorneys will be deemed to have participated in good faith and in compliance with the Bankruptcy Code in the offer, issuance, sale, and purchase of Securities offered and sold under the Plan and any previous plan, and, therefore, no such parties nor individuals nor the Reorganized Debtors will have any liability for the violation of any applicable law, rule, or regulation governing the solicitation of votes on the Plan or the offer, issuance, sale, or purchase of the Securities offered and sold under the Plan and any previous plan.

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L.	Closing of Chapter 11 Cases.

On and after the Effective Date, the Debtors or Reorganized Debtors shall be permitted to close all of the Chapter 11 Cases of the Debtors except for the Chapter 11 Case of Debtor Mule Sky LLC and any other Debtor identified in the Restructuring Steps Memorandum as having its Chapter 11 Case remain open following the Effective Date, and all contested matters relating to any of the Debtors, including objections to Claims and any adversary proceedings, shall be administered and heard in the Chapter 11 Case of Debtor Mule Sky LLC, irrespective of whether such Claim(s) were Filed or such adversary proceeding was commenced against a Debtor whose Chapter 11 Case was closed.

When all Disputed Claims have become Allowed or disallowed and all distributions have been made in accordance with the Plan, the Reorganized Debtors shall seek authority to close any remaining Chapter 11 Cases in accordance with the Bankruptcy Code and the Bankruptcy Rules.

M.	Waiver or Estoppel.

Each Holder of a Claim or an Interest shall be deemed to have waived any right to assert any argument, including the right to argue that its Claim or Interest should be Allowed in a certain amount, in a certain priority, secured or not subordinated by virtue of an agreement made with the Debtors or their counsel, or any other Entity, if such agreement was not disclosed in the Plan, the Disclosure Statement, or papers Filed with the Bankruptcy Court prior to the Confirmation Date.

Dated: February 23, 2021	Gulfport Energy Corporation

on behalf of itself and all other Debtors

/s/ Mark Rajcevich
Mark Rajcevich
Chief Restructuring Officer

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EXHIBIT B

Restructuring Support Agreement

B-1

THIS RESTRUCTURING SUPPORT AGREEMENT IS NOT AN OFFER, SOLICITATION, OR ACCEPTANCE WITH RESPECT TO ANY SECURITIES OR A SOLICITATION OF ACCEPTANCES OF A CHAPTER 11 PLAN WITHIN THE MEANING OF SECTION 1125 OF THE BANKRUPTCY CODE. ANY SUCH OFFER OR SOLICITATION WILL COMPLY WITH ALL APPLICABLE SECURITIES LAWS AND/OR PROVISIONS OF THE BANKRUPTCY CODE. Nothing contained in thIS RESTRUCTURING SUPPORT AGREEMENT shall be an admission of fact or liability OR, UNTIL THE OCCURRENCE OF THE AGREEMENT EFFECTIVE DATE ON THE TERMS DESCRIBED HEREIN, DEEMED BINDING ON ANY OF THE PARTIES HERETO.

RESTRUCTURING SUPPORT AGREEMENT

This RESTRUCTURING SUPPORT AGREEMENT (including all exhibits, annexes, and schedules hereto in accordance with Section 15.02 and as may be amended, supplemented, or otherwise modified from time to time in accordance with Section 13, this “Agreement”) is made and entered into as of November 13, 2020 (the “Execution Date”), by and among the following parties (each of the following described in sub-clauses (i) through (iii) of this preamble, collectively, the “Parties” and each, a “Party”):1

i.	Gulfport Energy Corporation, a corporation duly organized and existing under the Laws of Delaware (the “Company”), and each of its Affiliates listed on Exhibit A (the Entities in this clause (i), collectively, the “Company Parties”);

ii.	the undersigned beneficial holders of, or investment advisors, sub-advisors, or managers of discretionary accounts that beneficially hold, Notes Claims that have executed and delivered counterpart signature pages to this Agreement, a Joinder, or a Transfer Agreement to counsel to the Company Parties (the Entities in this clause (ii), collectively, the “Consenting Noteholders”); and

iii.	the undersigned holders of RBL Claims that have executed and delivered counterpart signature pages to this Agreement, a Joinder, or a Transfer Agreement to counsel to the Company Parties (the Entities in this clause (iii), collectively, the “Consenting RBL Lenders” and, together with the Consenting Noteholders, the “Consenting Stakeholders”).

RECITALS

WHEREAS, the Company Parties and the Consenting Stakeholders have in good faith and at arm’s length negotiated or been apprised of certain restructuring and recapitalization transactions with respect to the Company Parties’ capital structure on the terms (a) set forth in this Agreement and (b) as specified in the plan of reorganization attached as Exhibit B hereto (the “Plan” and, such transactions as described and implemented in accordance with the terms of this Agreement and the Plan, the “Restructuring Transactions”);

[1]	Capitalized terms used but not defined in the preamble and recitals to this Agreement have the meanings ascribed to them in Section 1.

WHEREAS, the Company Parties will implement the Restructuring Transactions, including through the commencement by the Debtors of voluntary cases under chapter 11 of the Bankruptcy Code in the Bankruptcy Court (the cases commenced, the “Chapter 11 Cases”); and

WHEREAS, the Parties have agreed to take certain actions in support of the Restructuring Transactions on the terms and conditions set forth in this Agreement and the Plan.

NOW, THEREFORE, in consideration of the covenants and agreements contained herein, and for other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each Party, intending to be legally bound hereby, agrees as follows:

AGREEMENT

Section 1. Definitions and Interpretation.

1.01 Definitions. The following terms shall have the following definitions:

“2023 Notes” means the 6.625% senior notes, due 2023, issued by the Company pursuant to the 2023 Notes Indenture.

“2023 Notes Indenture” means the Indenture, dated as of April 21, 2015, by and among the Company, Wells Fargo Bank, N.A., as trustee, and the subsidiary guarantors party thereto, as may be amended, restated, or otherwise supplemented from time to time.

“2024 Notes” means the 6.000% senior notes, due 2024, issued by the Company pursuant to the 2024 Notes Indenture.

“2024 Notes Indenture” means the Indenture, dated as of October 14, 2016, by and among the Company, Wells Fargo Bank, N.A., as trustee, and the subsidiary guarantors party thereto, as may be amended, restated, or otherwise supplemented from time to time.

“2025 Notes” means the 6.375% senior notes, due 2025, issued by the Company pursuant to the 2025 Notes Indenture.

“2025 Notes Indenture” means the Indenture, dated as of December 21, 2016, by and among the Company, Wells Fargo Bank, N.A., as trustee, and the subsidiary guarantors party thereto, as may be amended, restated, or otherwise supplemented from time to time.

“2026 Notes” means the 6.375% senior notes, due 2026, issued by the Company pursuant to the 2026 Notes Indenture.

“2026 Notes Indenture” means the Indenture, dated as of October 11, 2017, by and among the Company, Wells Fargo Bank, N.A., as trustee, and the subsidiary guarantors party thereto, as may be amended, restated, or otherwise supplemented from time to time.

“Affiliate” means, with respect to any Person, any other Person which directly or indirectly controls, or is under common control with, or is controlled by, such Person. As used in this definition, controlled by and under common control means either (x) the possession, directly or indirectly, of power to direct or cause the direction of management or policies (whether through ownership of securities or partnership, limited liability company or other ownership interests, by contract or otherwise) of such Person or (y) solely with respect to Affiliates of Consenting Stakeholders, the investment or voting discretion or control with respect to discretionary accounts of such Person.

2

“Agents” means the RBL Agent, the DIP Agent, and the Trustee.

“Agreement” has the meaning set forth in the preamble to this Agreement and, for the avoidance of doubt, includes all the exhibits, annexes, and schedules hereto in accordance with Section 15.02 (including the Plan).

“Agreement Effective Date” means the date on which the conditions set forth in Section 2 have been satisfied or waived by the appropriate Party or Parties in accordance with this Agreement.

“Agreement Effective Period” means, with respect to a Party, the period from the Agreement Effective Date to the Termination Date applicable to that Party.

“Alternative Restructuring Proposal” means any plan, inquiry, proposal, offer, bid, term sheet, discussion, or agreement with respect to a sale, disposition, new-money investment, restructuring, reorganization, merger, amalgamation, acquisition, consolidation, dissolution, debt investment, equity investment, liquidation, asset sale, share issuance, tender offer, exchange offer, rights offering, consent solicitation, recapitalization, plan of reorganization, share exchange, business combination, joint venture, or similar transaction involving any one or more Company Parties or the debt, equity, or other interests in any one or more Company Parties that is an alternative to, in whole or in part, or is inconsistent with the terms of, one or more of the Restructuring Transactions.

“Amended ISDA” means the amended and restated Schedule to an existing ISDA 2002 Master Agreement, substantively in the form attached hereto as Exhibit C.

“Backstop Approval Motion” means the motion filed by the Debtors seeking entry of the Backstop Approval Order.

“Backstop Approval Order” means the order of the Bankruptcy Court setting forth the terms of the commitment to backstop the Rights Offering, which shall be consistent with the Backstop Commitment Documents.

“Backstop Commitment Agreement” means that certain backstop commitment agreement, entered into and dated as of November 13, 2020 (as may be amended, supplemented, or otherwise modified from time to time), pursuant to which the Backstop Commitment Parties will agree to backstop the Rights Offering, attached as Exhibit D hereto.

“Backstop Commitment Documents” means the Backstop Commitment Agreement and any other related documents or agreements, which documents shall be consistent in all material respects with this Agreement and the Backstop Approval Order and otherwise in form and substance satisfactory to the Required Consenting Stakeholders and the Backstop Commitment Parties.

3

“Backstop Commitment Parties” means at any time and from time to time, the parties that have committed to backstop the Rights Offering.

“Bankruptcy Code” means title 11 of the United States Code, 11 U.S.C. §§ 101–1532, as amended.

“Bankruptcy Court” means the United States Bankruptcy Court for the Southern District of Texas, Houston Division, presiding over the Chapter 11 Cases.

“Bankruptcy Rules” means the Federal Rules of Bankruptcy Procedure as promulgated by the United States Supreme Court under section 2075 of title 28 of the United States Code, 28 U.S.C. § 2075, as applicable to the Chapter 11 Cases, and the general, local, and chambers rules of the Bankruptcy Court.

“Business Day” means any day other than a Saturday, Sunday, “legal holiday” (as defined in Bankruptcy Rule 9006(a)), or other day on which commercial banks in the State of New York are closed for business as a result of federal, state, or local holiday. When a period of days under this Agreement ends on a day that is not a Business Day, then such period shall be extended to the specified hour of the next Business Day.

“Chapter 11 Cases” has the meaning set forth in the recitals to this Agreement.

“Claim” has the meaning ascribed to it in section 101(5) of the Bankruptcy Code.

“Company” has the meaning set forth in the preamble to this Agreement.

“Company Claims” means any Claim against a Company Party, including the RBL Claims, the DIP Claims, and the Notes Claims. Company Claims shall expressly exclude any Interest in a Company Party.

“Company Parties” has the meaning set forth in the preamble to this Agreement.

“Confidentiality Agreement” means an executed confidentiality agreement or nondisclosure agreement.

“Confirmation Order” means the order confirming the Plan.

“Consent” means any consent, novation, approval, authorization, qualification, waiver, registration or notification to be obtained from, filed with or delivered to a Governmental Entity or any other Person.

“Consenting Noteholder Professionals” means (a) Paul, Weiss, Rifkind, Wharton & Garrison LLP, (b) Houlihan Lokey, Inc., (c) one local counsel, and (d) any other advisor, consultant, or professional retained by the Consenting Noteholders in connection with the Restructuring Transactions.

4

“Consenting Noteholders” has the meaning set forth in the preamble to this Agreement.

“Consenting RBL Lender Professionals” means (a) Latham & Watkins LLP; (b) Opportune LLC; (c) Hunton Andrews Kurth LLP; (d) one local counsel in each applicable jurisdiction; and (e) any other advisor, consultant, or professional retained by the DIP Agent and/or RBL Agent in connection with the Restructuring Transactions.

“Consenting RBL Lenders” has the meaning set forth in the preamble to this Agreement.

“Consenting Stakeholder Professionals” means the Consenting Noteholder Professionals and the Consenting RBL Lender Professionals.

“Consenting Stakeholders” has the meaning set forth in the preamble to this Agreement.

“De Minimis Asset Sale Order” means the order of the Bankruptcy Court authorizing the Debtors to sell certain de minimis assets pursuant to the procedures set forth in such order and subject to an aggregate gross proceeds cap not to exceed $10 million.

“Debtors” means the Company Parties that commence Chapter 11 Cases.

“Definitive Documents” means the documents set forth in Section 3.01.

“DIP Agent” means The Bank of Nova Scotia, in its capacity as administrative agent and collateral agent under the DIP Credit Agreement, its successors, assigns, or any replacement agent appointed pursuant to the terms of the DIP Credit Agreement.

“DIP Commitment Party” means the parties that commit severally, and not jointly, to fund the DIP Facility.

“DIP Credit Agreement” means the certain senior secured superpriority debtor-in-possession credit agreement that governs the DIP Facility (as may be amended, supplemented, or otherwise modified from time to time) among, the Company, as borrower, the Debtor guarantors that are party thereto, The Bank of Nova Scotia, as administrative agent and collateral agent, and the lenders party thereto, attached as Exhibit E hereto.

“DIP Credit Agreement Documents” means the DIP Credit Agreement and any related documents or agreements governing the DIP Facility (including the DIP Orders), which documents shall be consistent in all material respects with this Agreement and the DIP Orders and otherwise in form and substance satisfactory to the Required Consenting Stakeholders.

“DIP Facility” means the $262.5 million debtor-in-possession credit facility to be provided to the Company on the terms and conditions of the DIP Credit Agreement and the DIP Order and consistent in all material respects with this Agreement and otherwise in form and substance satisfactory to the Required Consenting Stakeholders.

“DIP Lenders” means the lenders party to the DIP Credit Agreement.

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“DIP Order” means the interim or final, as applicable, order of the Bankruptcy Court setting forth the terms of debtor-in-possession financing and use of cash collateral, which shall be consistent with the DIP Credit Agreement.

“Disclosure Statement” means the related disclosure statement with respect to the Plan.

“Disclosure Statement Order” means the order approving the Disclosure Statement.

“Entity” has the meaning set forth in section 101(15) of the Bankruptcy Code.

“Equity Interests” means, collectively, the shares (or any class thereof), common stock, preferred stock, limited liability company interests, and any other equity, ownership, or profits interests of any Company Party, and options, warrants, rights, or other securities or agreements to acquire or subscribe for, or which are convertible into the shares (or any class thereof) of, common stock, preferred stock, limited liability company interests, or other equity, ownership, or profits interests of any Company Party (in each case whether or not arising under or in connection with any employment agreement).

“Execution Date” has the meaning set forth in the preamble to this Agreement.

“Exit Facility” means the post-petition financing facility to be entered into on the Plan Effective Date on the terms and conditions set forth in the Exit Facility Term Sheet.

“Exit Facility Documents” means the agreements and related documents governing the Exit Facility, which shall be on the terms set forth in the Exit Facility Term Sheet.

“Exit Facility Term Sheet” means the term sheet setting forth the terms and conditions of the Exit Facility, attached to this Agreement as Exhibit F.

“First Day Orders” means the orders of the Bankruptcy Court granting the First Day Pleadings.

“First Day Pleadings” means the first-day pleadings that the Company Parties file with the Bankruptcy Court upon the commencement of the Chapter 11 Cases.

“Governmental Entity” means any U.S. or non-U.S. international, regional, federal, state, municipal or local governmental, judicial, administrative, legislative or regulatory authority, Entity, instrumentality, agency, department, commission, court, tribunal of competent jurisdiction or tribal authority (including any branch, department or official thereof); excluding, however, any Person engaged in the oil and gas extraction or services business that is owned in whole or in part by any such U.S. or non-U.S. international, regional, federal, state, municipal or local governmental, judicial, administrative, legislative or regulatory authority, Entity, instrumentality, agency, department, commission, court, or tribunal of competent jurisdiction (including any branch, department or official thereof).

“Hedge Contract” means any forward, swap, option, swaption, or other over-the-counter derivatives contract or other like instrument, entered into by a Company Party for hedging or risk management purposes.

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“Hedge Counterparty” means any Consenting RBL Lender or affiliate thereof that (a) has a Hedge Contract as of the Execution Date or (b) will enter into a Hedge Contract following the Petition Date.

“Hedging Order” means any order authorizing the Debtors to enter into Amended ISDAs and new Hedge Contracts, as applicable, with any Consenting RBL Lender that is a DIP Lender or its affiliate.

“Joinder” means a joinder to this Agreement substantially in the form attached to this Agreement as Exhibit G.

“Law” means any federal, state, local, or foreign law (including common law), statute, code, ordinance, rule, regulation, order, ruling, or judgment, in each case, that is validly adopted, promulgated, issued, or entered by a governmental authority of competent jurisdiction (including the Bankruptcy Court).

“Management Incentive Plan” means any incentive program for the members of the management team of the Reorganized Debtors to be established as contemplated in the Plan, and in accordance with this Agreement and the Definitive Documents.

“Milestones” has the meaning set forth in Section 4.01.

“New Corporate Governance Documents” means the form of certificate or articles of incorporation, bylaws, limited liability company agreement, partnership agreement, shareholders’ agreement, and such other applicable formation, organizational and governance documents (if any) of Reorganized Gulfport Topco, the material terms of each of which shall be included in the Plan Supplement.

“New Preferred Stock” means the new preferred stock of Reorganized Gulfport Topco to be issued on the Plan Effective Date subject to the terms and conditions set forth in the Plan consistent with the terms of the New Preferred Stock Term Sheet, attached as Exhibit H hereto.

“New Unsecured Notes Term Sheet” means that certain term sheet attached as Exhibit I hereto, which includes the principal economic terms and conditions of the new unsecured notes to be issued pursuant to the terms of the Plan.

“No Recourse Party” has the meaning set forth in Section 15.21.

“Notes” means the 2023 Notes, 2024 Notes, 2025 Notes, and 2026 Notes.

“Notes Claims” means, collectively, the 2023 Notes, 2024 Notes, 2025 Notes and 2026 Notes.

“Organizational Documents” means, with respect to any Person other than a natural person, the documents by which such Person was organized or formed (such as a certificate of incorporation, certificate of formation, certificate of limited partnership, or articles of organization, and including, without limitation, any certificates of designation for preferred stock or other forms of preferred equity) or which relate to the internal governance of such Person (such as by-laws, a partnership agreement or an operating, limited liability company, or members agreement).

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“Parties” has the meaning set forth in the preamble to this Agreement.

“Permits” means any license, permit, registration, authorization, approval, certificate of authority, accreditation, qualification or similar document or authority that has been issued or granted by any Governmental Entity.

“Permitted Transferee” means each transferee of any Company Claims that meets the requirements of Section 9.01 and delivers a duly executed Transfer Agreement to the Company Parties.

“Person” means an individual, firm, corporation (including any non-profit corporation), partnership, limited liability company, limited partnership, joint venture, association, trust, estate, executor, administrator, Governmental Entity, or other Entity or organization.

“Petition Date” means the date on which the Debtors commence the Chapter 11 Cases.

“Plan” has the meaning set forth in the recitals to this Agreement.

“Plan Effective Date” means the occurrence of the effective date of the Plan according to its terms.

“Plan Supplement” means the compilation of documents and forms and/or term sheets of documents, schedules, and exhibits to the Plan that will be filed by the Debtors with the Bankruptcy Court, each of which shall be consistent in all material respects with this Agreement (to the extent applicable) and subject to the consent rights set forth in Section 3.02.

“Qualified Marketmaker” means an Entity that (a) holds itself out to the public or the applicable private markets as standing ready in the ordinary course of business to purchase from customers and sell to customers Company Claims (or enter with customers into long and short positions in Company Claims), in its capacity as a dealer or market maker in Company Claims and (b) is, in fact, regularly in the business of making a market in claims against issuers or borrowers (including debt securities or other debt).

“RBL Agent” means The Bank of Nova Scotia, in its capacity as administrative agent under the RBL Credit Agreement.

“RBL Claims” means any Claim against any Debtor arising under, in connection with, or related to the RBL Credit Agreement.

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“RBL Credit Agreement” means the Amended and Restated Credit Agreement, dated as of December 27, 2013, by and among the Company, as borrower, the Bank of Nova Scotia, as administrative agent and issuing bank, the Bank of Nova Scotia, KeyBank National Association, and PNC Bank, National Association, as joint lead arrangers and joint bookrunners, KeyBank National Association and PNC Bank, National Association, as co-syndication agents, Credit Suisse AG, Cayman Islands Branch, Wells Fargo Bank, N.A., and Barclays Bank PLC, as co-documentation agents, and each of the lenders party thereto, as amended by that certain First Amendment, dated as of April 23, 2014, that certain Second Amendment, dated as of November 26, 2014, that certain Third Amendment, dated as of April 10, 2015, that certain Fourth Amendment and Limited Consent and Waiver dated as of May 29, 2015, that certain Fifth Amendment dated as of September 18, 2015, that certain Sixth Amendment dated as of February 19, 2016, that certain Seventh Amendment dated as of December 13, 2016, that certain Eighth Amendment dated as of March 29, 2017, that certain Ninth Amendment dated as of May 4, 2017, that certain Tenth Amendment dated as of October 4, 2017, that certain Eleventh Amendment dated as of November 21, 2017, that certain Twelfth Amendment dated as of May 21, 2018, that certain Thirteenth Amendment dated as of November 28, 2018, that certain Fourteenth Amendment dated as of June 3, 2019, that certain Fifteenth Amendment, dated as of May 1, 2020, and that certain Sixteenth Amendment, dated as of July 27, 2020, and as further amended, amended and restated, supplemented, or otherwise modified from time to time.

“RBL Lenders” means holders of RBL Loans.

“RBL Loans” means loans outstanding under the RBL Credit Agreement.

“Reorganized Debtors” means the Debtors, as reorganized pursuant to and under the Plan, on and after the Plan Effective Date, or any successors or assigns thereto.

“Reorganized Gulfport Topco” means Gulfport Topco, as reorganized pursuant to and under the Plan, on and after the Plan Effective Date, or any successor or assign thereto.

“Required Consenting Noteholders” means, as of the relevant date, the Consenting Noteholders holding at least 50.01 percent of the aggregate outstanding principal amount of Notes that are held by all Consenting Noteholders.

“Required Consenting RBL Lenders” means, as of the relevant date, the Consenting RBL Lenders holding at least 50.01 percent of the aggregate outstanding principal amount of RBL Loans that are held by all Consenting RBL Lenders.

“Required Consenting Stakeholders” means, collectively, the Required Consenting RBL Lenders and the Required Consenting Noteholders.

“Required Parties” means the Company Parties and the Required Consenting Stakeholders.

“Required Supermajority Consenting Noteholders” means, as of the relevant date, the Consenting Noteholders holding at least 75.01 percent of the aggregate outstanding principal amount of Notes that are held by all Consenting Noteholders.

“Restructuring Transactions” has the meaning set forth in the recitals to this Agreement.

“Rights Offering” means the at least $50 million rights offering for shares of New Preferred Stock to be conducted pursuant to the Backstop Commitment Agreement and the applicable Rights Offering Procedures, as further detailed in Article IV.D.3 of the Plan.

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“Rights Offering Documents” means, collectively, any and all agreements, documents, and instruments delivered or entered into in connection with the Rights Offering, including the Rights Offering Procedures.

“Rights Offering Procedures” means those certain rights offering procedures, which shall be set forth in the Rights Offering Documents.

“Rules” means Rule 501(a)(1), (2), (3), and (7) of the Securities Act.

“Securities Act” means the Securities Act of 1933, as amended.

“Solicitation Materials” means all documents, forms and other materials provided in connection with the solicitation of votes on the Plan.

“Termination Date” means the date on which termination of this Agreement as to a Party is effective in accordance with Sections 12.01, 12.02, 12.03, or 12.04.

“Transaction Expenses” has the meaning set forth in Section 14.

“Transfer” means to sell, resell, reallocate, use, pledge, assign, transfer, hypothecate, participate, donate or otherwise encumber or dispose of, directly or indirectly (including through Hedge Contracts or other transactions).

“Transfer Agreement” means an executed form of the transfer agreement providing, among other things, that a transferee is bound by the terms of this Agreement and substantially in the form attached hereto as Exhibit J.

“Trustee” means any indenture trustee, collateral trustee, or other trustee or similar entity under the Notes, in its capacity as such.

1.02 Interpretation. For purposes of this Agreement:

(a) in the appropriate context, each term, whether stated in the singular or the plural, shall include both the singular and the plural, and pronouns stated in the masculine, feminine, or neuter gender shall include the masculine, feminine, and the neuter gender;

(b) capitalized terms defined only in the plural or singular form shall nonetheless have their defined meanings when used in the opposite form;

(c) unless otherwise specified, any reference herein to an existing document, schedule, or exhibit shall mean such document, schedule, or exhibit, as it may have been or may be amended, restated, supplemented, or otherwise modified from time to time in accordance with this Agreement; provided, however, that any capitalized terms herein that are defined with reference to another agreement, are defined with reference to such other agreement as of the date of this Agreement, without giving effect to any termination of such other agreement or amendments to such capitalized terms in any such other agreement following the date hereof;

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(d) unless otherwise specified, all references herein to “Sections” are references to Sections of this Agreement;

(e) the words “herein,” “hereof,” and “hereto” refer to this Agreement in its entirety rather than to any particular portion of this Agreement;

(f) captions and headings to Sections are inserted for convenience of reference only and are not intended to be a part of or to affect the interpretation of this Agreement;

(g) references to “shareholders,” “directors,” and/or “officers” shall also include “members” and/or “managers,” as applicable, as such terms are defined under the applicable limited liability company Laws;

(h) the use of “include” or “including” is without limitation, whether stated or not; and

(i) the phrase “counsel to the Consenting Stakeholders” refers in this Agreement to each counsel specified in Section 15.10 other than counsel to the Company Parties.

Section 2. Effectiveness of this Agreement.

2.01 This Agreement shall become effective and binding upon each of the Parties at 12:00 a.m., prevailing Eastern Time, on the Agreement Effective Date, which is the date on which all of the following conditions have been satisfied or waived in accordance with this Agreement:

(a) each of the Company Parties shall have executed and delivered counterpart signature pages of this Agreement to counsel to each of the Parties specified in Section 15.10;

(b) the following shall have executed and delivered counterpart signature pages of this Agreement to counsel to each of the Company Parties:

i.	holders of at least two-thirds of the aggregate outstanding principal amount of Notes; and

ii.	holders of at least two-thirds of the aggregate outstanding principal amount of RBL Loans.

(c) the Company Parties shall have paid in full the Transaction Expenses of the Consenting Stakeholder Professionals that are accrued but unpaid as of the Agreement Effective Date, whether or not such Transaction Expenses are then due, outstanding, or otherwise payable;

(d) the Company Parties shall have funded a stay-ahead retainer for Paul, Weiss, Rifkind, Wharton & Garrison LLP that, as of the Agreement Effective Date, is in the aggregate amount of $5 million (the “Noteholder Counsel Retainer”);

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(e) the Company Parties shall have pre-funded the monthly fees of Houlihan Lokey, Inc. for seven (7) months at a rate of $150,000 per month for a total pre-fund amount of $1,050,000 (the “Noteholder Advisor Pre-Fund”); and

(f) counsel to the Company Parties shall have given notice to counsel to the Consenting Stakeholders in the manner set forth in Section 15.10 hereof (by email or otherwise) that the other conditions to the Agreement Effective Date set forth in this Section 2 have occurred.

Section 3. Definitive Documents.

3.01 The Definitive Documents governing the Restructuring shall consist of the following:

(a) the DIP Orders;

(b) the DIP Credit Agreement Documents;

(c) the Disclosure Statement, its exhibits, and any pleadings filed in support of the Disclosure Statement;

(d) the Backstop Approval Order;

(e) the Rights Offering Documents;

(f) the Backstop Commitment Documents;

(g) the Solicitation Materials, and the order approving the Solicitation Materials;

(h) the Disclosure Statement Order;

(i) the Plan, Plan Supplement, and all material documents, annexes, schedules, exhibits, amendments, modifications, or supplements thereto, or other documents contained therein, including any schedules of assumed or rejected contracts;

(j) the First Day Pleadings, and orders granting requested relief;

(k) the Confirmation Order, and any pleadings filed in support of Confirmation;

(l) the Exit Facility Documents;

(m) the Amended ISDA;

(n) the Hedging Orders;

(o) any Management Incentive Plan or employment agreement entered into after the date hereof and all additional documents or agreements related thereto;

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(p) the New Corporate Governance Documents;

(q) this Agreement;

(r) the De Minimis Asset Sale Order;

(s) the New Unsecured Notes Term Sheet;

(t) the motions seeking approval of each of the above (and, to the extent applicable and not otherwise noted, the orders approving each of the above); and

(u) any other document necessary or desirable to implement or achieve the Restructuring Transactions not otherwise listed above; provided, however, that the following are not Definitive Documents: ministerial notices and similar ministerial documents; retention applications; fee applications; fee statements; any similar pleadings or motions relating to the retention or fees of any professional; or statements of financial affairs and schedules of assets and liabilities (the “Non-Substantive Documents”).

3.02 The Definitive Documents and related motions and orders shall be consistent with this Agreement, the Plan, and otherwise reasonably acceptable to the Required Consenting Stakeholders; provided that the Definitive Documents in Sections 3.01(a)-3.01(i), 3.01(k), 3.01(l), 3.01(n)-3.01(p), and 3.01(r)-3.01(s) and the related motions and orders shall be consistent with this Agreement, the Plan, and otherwise in form and substance acceptable to the Required Consenting Noteholders; provided, further, that the Definitive Documents in Sections 3.01(a)-3.01(i), 3.01(k)-3.01(n), and 3.01(r)-3.01(s) and the related motions and orders shall be consistent with this Agreement, the Plan, and otherwise in form and substance acceptable to the RBL Agent and DIP Agent. The Definitive Documents not executed or not in a form attached to this Agreement as of the Execution Date remain subject to negotiation and completion and, except as expressly contemplated in this Agreement (including as set forth in the exhibits and annexes hereto), shall be subject to the consent rights in the preceding sentence and shall be consistent with this Agreement. Upon completion, the Definitive Documents and every other document, deed, agreement, filing, notification, letter, or instrument related to the Restructuring Transactions shall reflect and contain terms, conditions, representations, warranties, and covenants consistent with the terms of this Agreement (including the exhibits and annexes hereto), as they may be modified, amended, or supplemented in accordance with Section 13.

3.03 The Company Parties acknowledge and agree that they will provide advance initial draft copies of the Definitive Documents in Sections 3.01(c), 3.01(e)-3.01(f), 3.01(h)-3.01(i), 3.01(k)-3.01(l), 3.01(n)-3.01(p), and 3.01(s) to counsel for the Consenting Stakeholders as soon as reasonably practicable, and will provide such documents no later than five (5) calendar days prior to the date when any Company Parties intend to file the applicable Definitive Documents with the Bankruptcy Court; provided, however, that for other Definitive Documents, if five (5) calendar days in advance is not reasonably practicable, in no event shall such document be provided later than forty-eight (48) hours in advance of any filing hereof. The Company Parties acknowledge and agree that they will provide advance initial draft copies of any substantive pleadings (which do not include the Non-Substantive Documents) other than the Definitive Documents to counsel for the Consenting Stakeholders no later than twenty-four (24) hours prior to the date when any Company Parties intend to file the applicable substantive pleadings with the Bankruptcy Court.

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Section 4. Milestones.

4.01 During the Agreement Effective Period, the Company Parties shall implement the Restructuring Transactions in accordance with the following milestones (the “Milestones”), as applicable, unless extended or waived in writing (which may be by electronic mail between applicable counsel) by the Company Parties and the Required Consenting Stakeholders. For the avoidance of doubt, nothing in these Milestones shall prevent the Debtors from exercising their respective fiduciary duties under applicable Law; provided that the exercise by the Debtors of a fiduciary out shall not impede the Consenting Stakeholders’ rights to terminate this Agreement pursuant to Section 12:

(a) no later than 11:59 p.m. (prevailing Central time) on November 13, 2020, the Company Parties shall have commenced the Chapter 11 Cases in the Bankruptcy Court and shall have filed the First Day Pleadings;

(b) no later than three (3) Business Days after the Petition Date, the Bankruptcy Court shall have entered the DIP Order on an interim basis;

(c) no later than thirty (30) days after the Petition Date, the Company Parties shall have filed with the Bankruptcy Court the Plan and the Disclosure Statement;

(d) on the date that the Company Parties file the Plan and the Disclosure Statement with the Bankruptcy Court, the Company Parties shall have filed with the Bankruptcy Court the Backstop Approval Motion;

(e) no later than thirty-five (35) days after the Petition Date, the Bankruptcy Court shall have entered the DIP Order on a final basis;

(f) no later than one hundred (100) days after the Petition Date, the Bankruptcy Court shall have entered the Disclosure Statement Order;

(g) no later than one hundred and forty (140) days after the Petition Date, the Company Parties shall have filed with the Bankruptcy Court the Plan Supplement;

(h) no later than one hundred and sixty-five (165) days after the Petition Date, the Bankruptcy Court shall have entered the Confirmation Order;

(i) no later than one hundred and eighty (180) days after the Petition Date, the Plan Effective Date shall have occurred; and

(j) no later than one hundred and eighty (180) after the Petition Date, the Bankruptcy Court shall have entered one or more final orders permanently reducing the future demand reservation fees owed by the Company Parties over the life of all firm transportation agreements of the Company Parties, taken as whole, by at least 50% of the amount of all such fees owed on October 31, 2020, as calculated on a PV-10 basis and reducing the future firm transportation average daily demand reservation volumes over the life of all of the firm transportation agreements of the Company Parties as of October 31, 2020, taken as a whole, by at least 35%.

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Section 5. Commitments of the Consenting Stakeholders.

5.01 General Commitments, Forbearances, and Waivers.

(a) Affirmative Commitments. During the Agreement Effective Period, each Consenting Stakeholder agrees, severally, and not jointly, in respect of all of its Company Claims, to:

(i) vote and exercise any powers or rights available to it (including in any board, shareholders’, or creditors’ meeting or in any process requiring voting or approval to which they are legally entitled to participate) in each case, in favor of any matter requiring approval to the extent consistent with and necessary to implement the Restructuring Transactions;

(ii) refrain from changing, revoking, amending, or withdrawing (or causing such change, revocation, amendment, or withdrawal of) any vote or election referred to in clause (i) above except as otherwise permitted pursuant to this Agreement (including upon the occurrence of a Consenting Stakeholder Termination Event);

(iii) negotiate in good faith and use commercially reasonable efforts to execute and deliver any appropriate additional or alternative provisions or agreements to address any legal, financial, or structural impediment that may arise that would prevent, hinder, impede, delay, or are necessary to effectuate the consummation of, the Restructuring Transactions;

(iv) use commercially reasonable efforts to give any required notice, order, instruction, or direction to the applicable Agents that, in the view of the Consenting Stakeholders, is necessary to give effect to the Restructuring Transactions, provided that in no event shall the Consenting Stakeholders be required to provide an indemnity or bear responsibility for any out-of-pocket costs related to any such notice, order, instruction, or direction;

(v) use commercially reasonable efforts to obtain any Permits and Consents that are necessary for the Consenting RBL Lenders or Consenting Noteholders to obtain, as applicable, to implement or consummate any part of the Restructuring Transactions; and

(vi) negotiate in good faith and use commercially reasonable efforts to execute and implement the Definitive Documents that are consistent with this Agreement (to the extent applicable) and to coordinate its activities with the other Parties (to the extent practicable and subject to the terms hereof) in respect of all matters concerning the implementation and consummation of the Restructuring Transactions.

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(b) Negative Commitments. During the Agreement Effective Period (other than with respect to clause (vi) as specifically set forth therein), and subject to the terms of this Agreement, each Consenting Stakeholder agrees, severally, and not jointly, in respect of all of its Company Claims, that it shall not, other than to enforce this Agreement or any Definitive Document or as otherwise permitted under this Agreement, directly or indirectly:

(i) object to, delay, impede, or take any other action to materially interfere with acceptance, implementation, or consummation of the Restructuring Transactions;

(ii) propose, file, support, or vote for any Alternative Restructuring Proposal;

(iii) take any other actions in direct contravention of this Agreement, the Plan, or the Definitive Documents, or to the material detriment of the Restructuring Transactions;

(iv) modify the Definitive Documents, in whole or in part, in a manner that is not consistent with this Agreement in all material respects;

(v) file any motion, pleading, or other document with the Bankruptcy Court or any other court (including any modifications or amendments thereof) that, in whole or in part, is not materially consistent with this Agreement or the Plan;

(vi) exercise, or direct any other Person to exercise, any right or remedy (including, solely for five (5) Business Days following the Execution Date, and prior to a Hedge Counterparty entering into an Amended ISDA, the designation of any Early Termination Date, howsoever described or defined, in relation to any Hedge Contract) for the enforcement, collection, or recovery of any of Company Claims in or against the Company Parties other than pursuant to the Plan, the DIP Credit Agreement Documents, and other Definitive Documents;

(vii) object to any First Day Pleadings and “second day” pleadings consistent with this Agreement filed by the Debtors in furtherance of the Restructuring, including any motion seeking approval of the DIP Facility on the terms set forth herein and the DIP Credit Agreement;

(viii) object to or commence any legal proceeding challenging the liens or claims (including the priority thereof) granted or proposed to be granted to the DIP Commitment Parties under the DIP Order; or

(ix) object to, delay, impede, or take any other action to interfere with the Company Parties’ ownership and possession of their assets, wherever located, or interfere with the automatic stay arising under section 362 of the Bankruptcy Code, unless otherwise permitted under the Definitive Documents.

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(c) During the Agreement Effective Period, each Consenting Stakeholder, in respect of each of its Company Claims, severally, and not jointly, will support, and will not object to any motion or other pleading or document filed by a Company Party in the Chapter 11 Cases in furtherance of the Restructuring Transactions that is consistent with this Agreement.

(d) Financing Commitments.

(i) During the Agreement Effective Period, and subject in each case to the terms and conditions of the DIP Credit Agreement Documents, each Consenting RBL Lender agrees to enter into the DIP Credit Agreement and shall make available for funding its ratable share of the Commitments (as defined in the DIP Credit Agreement);

(ii) During the Agreement Effective Period, and subject in each case to the terms and conditions of the Exit Facility Term Sheet and to the Exit Facility Documents being reasonably acceptable to the Required Consenting RBL Lenders, each Consenting RBL Lender agrees to enter into the Exit Facility and shall make available for funding its ratable share of the Aggregate Commitments (as defined in the Exit Facility Term Sheet) and of the First-Out Term Loans (as defined in the Exit Facility Term Sheet); and

(iii) Each existing Hedge Counterparty shall enter into an Amended ISDA concurrent herewith, but in any event within five (5) Business Days after the Execution Date.

5.02 Backstop Commitment. The Backstop Commitment Parties hereby commit to backstop the Rights Offering on the terms set forth in the Backstop Commitment Agreement, attached hereto as Exhibit D.

5.03 Commitments with Respect to Chapter 11 Cases.

(a) During the Agreement Effective Period, each Consenting Stakeholder that is entitled to vote to accept or reject the Plan pursuant to its terms agrees that it shall, subject to receipt by such Consenting Stakeholder of the Solicitation Materials:

(i) vote each of its Company Claims to accept the Plan by delivering its duly executed and completed ballot accepting the Plan on a timely basis following the commencement of the solicitation of the Plan and its actual receipt of the Solicitation Materials and the ballot;

(ii) support the mutual release and exculpation provisions to be provided in the Plan;

(iii) to the extent it is permitted to elect whether to opt out of the releases set forth in the Plan, elect not to opt out of the releases set forth in the Plan by timely delivering its duly executed and completed ballot(s) indicating such election; and

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(iv) not change, withdraw, amend, or revoke (or cause to be changed, withdrawn, amended, or revoked) any vote or election referred to in clauses (i)-(iii) above; provided that nothing in this Agreement shall prevent any Party from withholding, amending, or revoking (or causing the same) its timely consent or vote with respect to the Plan if this Agreement has been terminated in accordance with its terms with respect to such Party.

(b) During the Agreement Effective Period, each Consenting Stakeholder, in respect of each of its Company Claims, will support, and will not directly or indirectly object to, delay, impede, or take any other action to interfere with any motion or other pleading or document filed by a Company Party in the Bankruptcy Court that is consistent with this Agreement, including Section 3.02 of this Agreement.

Section 6. Additional Provisions Regarding the Consenting Stakeholders’ Commitments.

6.01 The Parties understand that the Consenting RBL Lenders and Consenting Noteholders are engaged in a wide range of financial services and businesses. In furtherance of the foregoing, the Parties acknowledge and agree that, to the extent a Consenting RBL Lender or Consenting Noteholder expressly indicates on its signature page hereto that it is executing this Agreement on behalf of specific trading desk(s) and/or business group(s) of the Consenting RBL Lender or Consenting Noteholder, the obligations set forth in this Agreement shall only apply to such trading desk(s) and/or business group(s) and shall not apply to any other trading desk or business group of the Consenting RBL Lender or Consenting Noteholder, so long as they are not acting at the direction or for the benefit of the Consenting RBL Lender or Consenting Noteholder, or such entities’ investment in the Company; provided that the foregoing shall not diminish or otherwise affect the obligations and liability therefor of any legal entity that (i) executes this Agreement or (ii) on whose behalf this Agreement is executed by a Consenting RBL Lender or Consenting Noteholder.

6.02 Notwithstanding anything contained in this Agreement, nothing in this Agreement shall:

(a) be construed to prohibit any Consenting Stakeholder from appearing as a party in interest and filing papers in any matter to be adjudicated in the Chapter 11 Cases, so long as such appearance and the positions advocated in connection therewith are not inconsistent with this Agreement;

(b) affect the ability of any Consenting Stakeholder to consult with any other Consenting Stakeholder, the Company Parties, or any other party in interest in the Chapter 11 Cases (including any official committee and the United States Trustee);

(c) impair or waive the rights of any Consenting Stakeholder to assert or raise any objection permitted under this Agreement in connection with the Restructuring Transactions;

(d) prevent any Consenting Stakeholder from enforcing this Agreement or any other Definitive Document, or from contesting whether any matter, fact, or thing is a breach of or is inconsistent with, such document(s);

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(e) limit the ability of a Consenting Stakeholder to purchase, sell, or enter into any transaction regarding the Company Claims, subject to the terms hereof;

(f) (i) prevent any Consenting Stakeholder from taking any action which is required by applicable Law, (ii) require any Consenting Stakeholder to take any action which is prohibited by applicable Law or to waive or forego the benefit of any applicable legal professional privilege, or (iii) require any Consenting Stakeholder to incur any expenses, liabilities, or other obligations, or agree to any commitments, undertakings, concessions, indemnities, or other arrangements that could result in expenses, liabilities, or other obligations;

(g) prevent any Consenting Stakeholder by reason of this Agreement or the Restructuring Transactions from making, seeking, or receiving any regulatory filings, notifications, consents, determinations, authorizations, permits, approvals, licenses, or the like;

(h) prevent any Consenting Stakeholder from taking any action that is necessary to preserve or defend the validity, existence, or priority of its Company Claims, including, without limitation, the filing of a proof of claim against any Company Party;

(i) require any Consenting Stakeholders to incur, assume, become liable for any liabilities or other obligations, or to commence litigation or agree to any commitments, undertakings, concessions, indemnities, or other arrangements to such Consenting Stakeholders, in each case, that could result in liabilities or other obligations to such Consenting Stakeholders, other than as reasonably necessary to comply with the obligations under this Agreement; or

(j) obligate a Consenting Stakeholder to deliver a vote to support the Plan or prohibit a Consenting Stakeholder from withdrawing such vote, in each case from and after the Termination Date (other than a Termination Date as a result of the occurrence of the Effective Date); provided that upon the withdrawal of any such vote after the Termination Date (other than a Termination Date as a result of the occurrence of the Effective Date), such vote shall be deemed void ab initio and such Consenting Stakeholder shall have the opportunity to change its vote.

6.03 DIP Facility. Capitalized terms used but not defined in this Section 6.03 shall have the meaning set forth in the DIP Credit Agreement Documents and the DIP Orders.

(a) Notwithstanding anything contained in this Agreement, nothing in this Agreement shall affect the rights of the DIP Agent and the DIP Lenders under the DIP Orders or the DIP Credit Agreement Documents and to the extent of any conflict between this Agreement and the DIP Orders or the DIP Credit Agreement Documents or the Hedging Order, the DIP Orders or the DIP Credit Agreement Documents or the Hedging Order, as applicable, shall govern.

(b) Each of the Consenting Stakeholders irrevocably consents to (i) the DIP Facility and the use of Cash Collateral (each as defined in the DIP Orders), (ii) the priming of the Prepetition First Liens by the DIP Liens (each as defined in the DIP Orders), as set forth in the DIP Orders, and (iii) the entry of the DIP Orders.

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Section 7. Commitments of the Company Parties.

7.01 Affirmative Commitments. Except as set forth in Section 8, during the Agreement Effective Period, the Company Parties agree to:

(a) support and take all reasonable and necessary and desirable steps to (i) consummate the Restructuring Transactions in accordance with this Agreement, (ii) prosecute and defend any appeals relating to the Confirmation Order, and (iii) comply with each Milestone set forth in this Agreement;

(b) to the extent any legal or structural impediment arises that would prevent, hinder, or delay the consummation of the Restructuring Transactions contemplated herein, support and take all steps reasonably necessary and desirable to address any such impediment;

(c) use commercially reasonable efforts to obtain any and all required governmental, regulatory, environmental, and/or third-party approvals for the Restructuring Transactions;

(d) use commercially reasonable efforts to seek additional support for the Restructuring Transactions from their other material stakeholders to the extent reasonably prudent, and to the extent the Company Parties receive any Joinders or Transfer Agreements, notify the Consenting Stakeholders of such Joinders and Transfer Agreements;

(e) negotiate in good faith and use commercially reasonable efforts to execute and deliver the Definitive Documents and any other required agreements to effectuate and consummate the Restructuring Transactions as contemplated by this Agreement;

(f) actively oppose and object to the efforts of any person seeking to object to, delay, impede, or take any other action to interfere with the acceptance, implementation, or consummation of the Restructuring (including, if applicable, the filing of timely objections or written responses) to the extent such opposition or objection is reasonably necessary or desirable to facilitate implementation of the Restructuring;

(g) consult with the Consenting Stakeholders and their advisors as to:

(i) the status and progress of the contract rejection process, the negotiations of the Definitive Documents, and discussions with shareholders;

(ii) any potential rejection, termination, breach, assumption, renegotiation, or other modification with respect to any of the Company Parties’ midstream contracts or entry into any new midstream contracts by the Company Parties;

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(iii) the payment of any prepetition claims in excess of $1 million to the extent the payment of such claims is not authorized by this Agreement, the Plan, or any First Day Order other than the DIP Orders;

(iv) the business and financial (including liquidity and budget) performance of the Company Parties;

(v) hedging strategies (it being understood that so long as the required consultation or consent, as the case may be, is obtained regarding hedging strategies, then no consultation or consent is required to enter into individual hedge contracts);

(vi) strategy concerning the maximization of tax efficiencies;

(vii) the Claims reconciliation process;

(viii) changes to the compensation of management team members; and

(ix) the status of obtaining any necessary or desirable authorizations (including consents) from any competent judicial body, governmental authority, banking, taxation, supervisory, regulatory body, or any stock exchange;

(h) without limiting any consent rights otherwise provided in this Agreement, obtain the consent of the Required Consenting Stakeholders prior to effecting any action, series of actions, payment, or strategy, as applicable, contemplated by Sections 7.01(g)(ii), 7.01(g)(iii), or 7.01(g)(v) above if the amount is at least $1 million;

(i) provide the Consenting Stakeholders reasonable access to the books and records of the Company Parties upon reasonable advance notice to the Company Parties and without disruption to the operation of the Company Parties’ business;

(j) provide the Consenting Stakeholders reasonable access to the management of the Company Parties upon reasonable advance notice to the Company Parties and without disruption to the operation of the Company Parties’ business;

(k) inform counsel to the Consenting Stakeholders as soon as reasonably practicable after becoming aware of:

(i) any event or circumstance that has occurred, or that is reasonably likely to occur (and if it did so occur), that would permit any Party to terminate, or would result in the termination of, this Agreement with respect to such Party;

(ii) any matter or circumstance which they know, or suspect is likely, to be a material impediment to the implementation or consummation of the Restructuring Transactions;

(iii) any notice of any commencement of any material involuntary insolvency proceeding, legal suit for payment of material debt, or enforcement of a security interest by any person in respect of material property owned by any Company Party;

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(iv) any breach of this Agreement (including any breach by any Company Party);

(v) the status and progress of the Restructuring Transactions, including progress in relation to the negotiations of the Definitive Documents;

(vi) the status of obtaining any necessary or desirable authorizations (including any consents) from any competent judicial body, governmental authority, banking, taxation, supervisory, or regulatory body or any stock exchange;

(vii) any representation or statement made or deemed to be made by them under this Agreement which is or proves to have been materially incorrect or misleading in any respect when made or deemed to be made; and

(viii) any material operations or financial developments of the Company Parties.

(l) use commercially reasonable efforts to maintain their good standing under the Laws of the state or other jurisdiction in which they are incorporated or organized;

(m) (A) provide counsel for the Consenting Stakeholders all Definitive Documents and substantive pleadings (including, without limitation, all First Day Pleadings and “second day” pleadings) and any other substantive documents that the Company Parties intend to file in the Chapter 11 Cases no later than the time specified in Section 3.03 hereof, and (B) be available to consult in good faith with counsel to the Consenting Stakeholders regarding the form and substance of any document referred to in the immediately preceding clause (A) before filing such document in the Chapter 11 Cases;

(n) use commercially reasonable efforts to seek additional support for the Restructuring Transactions from their other material stakeholders to the extent reasonably prudent;

(o) comply with the terms, conditions, and obligations of the DIP Credit Agreement Documents, including the DIP Orders, once approved or entered, as applicable, by the Bankruptcy Court;

(p) operate their businesses in the ordinary course, taking into account the Restructuring Transactions and the Chapter 11 Cases;

(q) on or after the date hereof, not engage in any material merger, consolidation, disposition, acquisition, investment, dividend, incurrence of indebtedness or other similar transaction outside of the ordinary course of business other than the Restructuring Transactions; provided that the foregoing shall not prohibit any actions taken pursuant to the De Minimis Asset Sale Order or any First Day Order other than the DIP Orders; provided that the foregoing does not prevent any incurrence of indebtedness pursuant to the DIP Orders.

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(r) timely file a formal objection, after consultation in good faith with the Consenting Stakeholders, to any motion filed with the Bankruptcy Court by a third party seeking the entry of an order (i) directing the appointment of a trustee or examiner (with expanded powers beyond those set forth in sections 1106(a)(3) and (4) of the Bankruptcy Code), (ii) converting the Chapter 11 Cases to cases under chapter 7 of the Bankruptcy Code, (iii) dismissing the Chapter 11 Cases, or (iv) directing the appointment of an equity committee, whether pursuant to section 1102(a)(2) of the Bankruptcy Code or otherwise, in the Chapter 11 Cases;

(s) support the mutual release and exculpatory provisions to be provided in the Plan;

(t) timely file a formal objection, after consultation in good faith with the Consenting Stakeholders, to any motion filed with the Bankruptcy Court by a third party seeking the entry of an order modifying or terminating the Company Parties’ exclusive right to file and/or solicit acceptances of a plan of reorganization, as applicable;

(u) engage Alvarez & Marsal, Inc., or another person acceptable to the Required Consenting Stakeholders, as Chief Restructuring Officer, who shall report to the Chief Executive Officer of the Company;

(v) not establish, effectuate, or seek approval of any additional incentive or retention plans, including a key employee incentive plan or a key employee retention plan, during the course of the Chapter 11 Cases;

(w) fund the Noteholder Counsel Retainer and the Noteholder Advisor Pre-Fund in accordance with Sections 2.01(d) and 2.01(e) hereof; and

(x) pay the Transaction Expenses of the Consenting Stakeholder Professionals in accordance with Section 14 hereof.

7.02 Negative Commitments. Except as set forth in Section 8, during the Agreement Effective Period, each of the Company Parties shall not directly or indirectly:

(a) object to, delay, impede, or take any other action to interfere with acceptance, implementation, or consummation of the Restructuring Transactions;

(b) take any action that is inconsistent in any material respect with, or is intended to frustrate or impede approval, implementation and consummation of the Restructuring Transactions described in, this Agreement or the Plan;

(c) except as contemplated by this Agreement, the Plan, or pursuant to the Restructuring Transactions, transfer any asset or right of the Company Parties or any asset or right used in the business of the Company Parties to any person or entity outside the ordinary course of business without the consent of the Required Consenting Stakeholders; provided that the foregoing shall not prohibit any actions taken pursuant to any First Day Order (other than the DIP Orders) or the De Minimis Asset Sale Order.

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(d) take or fail to take any action outside the ordinary course of business (except to the extent expressly contemplated by the Plan) if such action or failure to act would cause a change to the tax status of any Company Party or be expected to cause, individually or in the aggregate, a material adverse tax consequence to the Company Parties pursuant to the Plan, without the consent of the Required Consenting Stakeholders;

(e) except as contemplated by this Agreement, the Plan, or pursuant to the Restructuring Transactions, engage in any merger, consolidation, disposition, acquisition, investment, dividend, incurrence of indebtedness or other similar transaction outside the ordinary course of business, other than the transactions contemplated herein and on the terms contemplated hereby without the consent of the Required Consenting Stakeholders; provided that the foregoing shall not prohibit any actions taken pursuant to any First Day Order (other than the DIP Orders) or the De Minimis Asset Sale Order.

(f) enter into any commitment or agreement with respect to debtor-in-possession financing, cash collateral, and/or exit financing other than the facilities contemplated under the DIP Facility and Exit Facility;

(g) incur any liens or security interest, other than those existing immediately prior to the date hereof, those permitted under the DIP Facility, or those granted under the DIP Facility, the Exit Facility, or the Hedging Order;

(h) modify the Plan, in whole or in part, in a manner that does not comply with this Agreement;

(i) withdraw or revoke the Plan or publicly announce its intention not to pursue the Plan;

(j) file any motion, pleading, or Definitive Documents with the Bankruptcy Court or any other court (including any modifications or amendments thereof) that, in whole or in part, is not materially consistent with this Agreement, the Plan, or the Definitive Documents;

(k) commence an avoidance action or other legal proceeding that challenges the validity, enforceability, avoidability, perfection, or priority of the obligations under or liens securing the RBL Credit Agreement;

(l) commence, support, or join any litigation or adversary proceedings against the Consenting Stakeholders;

(m) except as contemplated by this Agreement, the Plan, or pursuant to the Restructuring Transactions, issue, sell, pledge, dispose of or encumber any additional shares of, or any options, warrants, conversion privileges or rights of any kind to acquire any shares of, any of its Equity Interests, including capital stock or limited liability company interests;

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(n) amend or propose to amend its respective certificate or articles of incorporation, bylaws or comparable organizational documents in a manner inconsistent with this Agreement or the Plan;

(o) except as contemplated by this Agreement, the Plan, or pursuant to the Restructuring Transactions, split, combine or reclassify any outstanding shares of its capital stock or other Equity Interests, or declare, set aside or pay any dividend or other distribution payable in cash, stock, property or otherwise with respect to any of its Equity Interests;

(p) except as contemplated by this Agreement, the Plan, or pursuant to the Restructuring Transactions, redeem, purchase, or acquire or offer to acquire any of its Equity Interests, including capital stock or limited liability company interests;

(q) except as contemplated by this Agreement, the Plan, or pursuant to the Restructuring Transactions, incur or suffer to exist any indebtedness or debt, or guarantee any indebtedness or enter into any “keep well” or other agreement to maintain any financial condition of another person, except indebtedness existing and outstanding immediately before the Petition Date, trade payables, liabilities arising and incurred in the ordinary course of business, and indebtedness arising under the DIP Facility; provided that the foregoing shall not prohibit any actions taken pursuant to any First Day Order or the De Minimis Asset Sale Order; or

(r) except as contemplated by this Agreement, the Plan, or pursuant to the Restructuring Transactions, change materially its financial or tax accounting methods, except insofar as may have been required by a change in GAAP or applicable law, or revalue any of its material assets.

Section 8. Additional Provisions Regarding Company Parties’ Commitments.

8.01 Notwithstanding anything to the contrary in this Agreement, nothing in this Agreement shall require a Company Party or the board of directors, board of managers, or similar governing body of a Company Party (including any special committee of such governing body, as applicable), after consulting with counsel, to take any action or to refrain from taking any action to the extent taking or failing to take such action would be inconsistent with applicable Law or its fiduciary obligations under applicable Law, and any such action or inaction pursuant to this Section 8.01 shall not be deemed to constitute a breach of this Agreement; provided, however, that this Section 8.01 shall not impede any Party’s right to terminate this Agreement pursuant to Section 12. The Company Parties shall give prompt written notice to counsel to the Consenting Stakeholders of any determination in accordance with this Section 8.01 to take or refrain from taking any action.

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8.02 Notwithstanding anything contrary to this Agreement (but subject to Section 8.01), each Company Party and its respective directors, officers, employees, investment bankers, attorneys, accountants, consultants, and other advisors or representatives shall not solicit an Alternative Restructuring Proposal, offer, indication of interest, or inquiry for one or more Alternative Restructuring Proposals, but shall have the right to consider, respond to, and facilitate Alternative Restructuring Proposals and in furtherance thereof, may: (a) provide access to non-public information concerning any Company Party to any Entity or enter into Confidentiality Agreements or nondisclosure agreements with any Entity regarding Alternative Restructuring Proposals; (b) maintain or continue discussions or negotiations with respect to Alternative Restructuring Proposals; (c) otherwise cooperate with, assist, participate in, or facilitate any inquiries, proposals, discussions, or negotiation of Alternative Restructuring Proposals; and/or (d) enter into or continue discussions or negotiations with holders of Claims against or Equity Interests in a Company Party (including any Consenting Stakeholder), any other party in interest in the Chapter 11 Cases (including any official committee and the United States Trustee), or any other Entity regarding Alternative Restructuring Proposals; provided that the applicable Company Party or its respective directors, officers, employees, investment bankers, attorneys, accountants, consultants, or other advisors or representatives shall (y) provide notice and a copy of any Alternative Restructuring Proposal to counsel to the Consenting Stakeholders within one (1) Business Day of receipt, and (z) inform counsel to the Consenting Stakeholders of any decision to exercise a Fiduciary Out within 24 hours of such decision being made.

8.03 Nothing in this Agreement shall: (a) impair or waive the rights of any Company Party to assert or raise any objection permitted under this Agreement in connection with the Restructuring Transactions; or (b) prevent any Company Party from enforcing this Agreement or contesting whether any matter, fact, or thing is a breach of, or is inconsistent with, this Agreement.

Section 9. Transfer of Equity Interests and Securities.

9.01 During the Agreement Effective Period, no Consenting Stakeholder shall Transfer any ownership (including any beneficial ownership as defined in the Rule 13d-3 under the Securities Exchange Act of 1934, as amended) in any Company Claims to any affiliated or unaffiliated party, including any party in which it may hold a direct or indirect beneficial interest, unless:

(a) in the case of any Company Claims, the authorized transferee is either (i) a qualified institutional buyer as defined in Rule 144A of the Securities Act, (ii) a non-U.S. Person in an offshore transaction as defined under Regulation S under the Securities Act, (iii) an institutional accredited investor (as defined in the Rules), (iv) with respect to RBL Claims, any assignee that satisfies the conditions to assignment in Section 12.04(b) of the RBL Credit Agreement, or (v) a Consenting Stakeholder; and

(b) either (i) the transferee executes and delivers to counsel to the Company Parties, within five (5) Business Days of the proposed Transfer, a Transfer Agreement or (ii) the transferee is a Consenting Stakeholder and the transferee provides notice of such Transfer (including the amount and type of Company Claim Transferred) to counsel to the Company Parties within five (5) Business Days of such acquisition.

9.02 Upon compliance with the requirements of Section 9.01 and delivery of a duly executed Transfer Agreement to the Company Parties, the transferor shall be deemed to relinquish its rights (and be released from its obligations) under this Agreement to the extent of the rights and obligations in respect of such transferred Company Claims. Any Transfer in violation of Section 9.01 shall be void ab initio.

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9.03 This Agreement shall in no way be construed to preclude the Consenting Stakeholders (in their capacities as Consenting Stakeholders) from acquiring additional Company Claims; provided, however, that (a) such additional Company Claims shall automatically and immediately upon acquisition by a Consenting Stakeholder be deemed subject to the terms of this Agreement (regardless of when or whether notice of such acquisition is given to counsel to the Company Parties or counsel to the Consenting Stakeholders) and (b) such Consenting Stakeholder must provide notice of such acquisition (including the amount and type of Company Claim acquired) to counsel to the Company Parties within five (5) Business Days of such acquisition.

9.04 This Section 9 shall not impose any obligation on any Company Party to issue any “cleansing letter” or otherwise publicly disclose information for the purpose of enabling a Consenting Stakeholder to Transfer any of its Company Claims. Notwithstanding anything to the contrary herein, to the extent a Company Party and another Party have entered into a Confidentiality Agreement, the terms of such Confidentiality Agreement shall continue to apply and remain in full force and effect according to its terms, and this Agreement does not supersede any rights or obligations otherwise arising under such Confidentiality Agreements.

9.05 Notwithstanding Section 9.01, a Qualified Marketmaker that acquires any Company Claims from a Consenting Stakeholder with the purpose and intent of acting as a Qualified Marketmaker for such Company Claims shall not be required to execute and deliver a Transfer Agreement in respect of such Company Claims if (a) such Qualified Marketmaker subsequently transfers such Company Claims (by purchase, sale assignment, participation, or otherwise) within ten (10) Business Days of its acquisition to a transferee that is an Entity that is not an Affiliate, affiliated fund, or affiliated Entity with a common investment advisor; (b) the transferee otherwise is a Permitted Transferee under Section 9.01; and (c) the Transfer otherwise is a permitted Transfer under Section 9.01. To the extent that a Consenting Stakeholder is acting in its capacity as a Qualified Marketmaker, it may Transfer (by purchase, sale, assignment, participation, or otherwise) any right, title or interests in Company Claims that the Qualified Marketmaker acquires from a holder of the Company Claims who is not a Consenting Stakeholder without the requirement that the transferee be a Permitted Transferee.

9.06 Notwithstanding anything to the contrary in this Section 9, the restrictions on Transfer set forth in this Section 9 shall not apply to the grant of any liens or encumbrances on any claims and interests in favor of a bank or broker-dealer holding custody of such Claims and interests in the ordinary course of business and which lien or encumbrance is released upon the Transfer of such claims and interests.

Section 10. Representations and Warranties of Consenting Stakeholders.

Each Consenting Stakeholder severally, and not jointly, represents and warrants that, as of the date such Consenting Stakeholder executes and delivers this Agreement and as of the Plan Effective Date:

(a) it is the beneficial or record owner of the face amount of the Company Claims or is the nominee, investment manager, or advisor for beneficial holders of the Company Claims reflected in such Consenting Stakeholder’s signature page to this Agreement, a Joinder, or a Transfer Agreement, as applicable (as may be updated pursuant to Section 9);

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(b) it has the full power and authority to act on behalf of, vote and consent to matters concerning, such Company Claims;

(c) such Company Claims are free and clear of any pledge, lien, security interest, charge, claim, equity, option, proxy, voting restriction, right of first refusal, or other limitation on disposition, Transfer, or encumbrances of any kind, that would adversely affect in any way such Consenting Stakeholder’s ability to perform any of its obligations under this Agreement at the time such obligations are required to be performed;

(d) it has the full power to vote, approve changes to, and Transfer all of its Company Claims referable to it as contemplated by this Agreement subject to applicable Law; and

(e) (i) it is either (A) a qualified institutional buyer as defined in Rule 144A of the Securities Act, (B) not a U.S. Person (as defined in Regulation S of the Securities Act), or (C) an institutional accredited investor (as defined in the Rules), and (ii) any securities acquired by the Consenting Stakeholder in connection with the Restructuring Transactions will have been acquired for investment and not with a view to distribution or resale in violation of the Securities Act.

Section 11. Mutual Representations, Warranties, and Covenants.

Each of the Parties severally and not jointly, represents, warrants, and covenants to each other Party, as of the date such Party executed and delivers this Agreement and as of the Plan Effective Date (for the avoidance of doubt, a Consenting Noteholder that is an investment advisor, sub-advisor, or manager of discretionary accounts that beneficially hold Notes Claims only represents, warrants, or covenants under this Section 11 with respect to such discretionary accounts):

(a) it shall not, directly or indirectly, initiate, or have initiated on its behalf, any litigation or proceeding of any kind with respect to the Chapter 11 Cases, this Agreement, or the other Restructuring Transactions contemplated herein against the other Parties other than to enforce this Agreement or any Definitive Document or as otherwise permitted under this Agreement or any Definitive Document;

(b) it is validly existing and in good standing under the Laws of the state of its organization, and this Agreement is a legal, valid, and binding obligation of such Party, enforceable against it in accordance with its terms, except as enforcement may be limited by applicable Laws relating to or limiting creditors’ rights generally or by equitable principles relating to enforceability;

(c) except as expressly provided in this Agreement, the Plan, and the Bankruptcy Code, no consent or approval is required by any other Person or Entity in order for it to effectuate the Restructuring Transactions contemplated by, and perform its respective obligations under, this Agreement;

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(d) the entry into and performance by it of, and the transactions contemplated by, this Agreement do not, and will not, conflict in any material respect with any Law or regulation applicable to it or with any of its Organizational Documents;

(e) except as expressly provided in this Agreement, it has (or will have, at the relevant time) all requisite corporate or other power and authority to enter into, execute, and deliver this Agreement and to effectuate the Restructuring Transactions contemplated by, and perform its respective obligations under, this Agreement; and

(f) except as expressly provided by this Agreement, it is not party to any restructuring or similar agreements or arrangements with the other Parties to this Agreement that have not been disclosed to all Parties to this Agreement.

Section 12. Termination Events

12.01 Consenting Stakeholder Termination Events. This Agreement may be terminated (a) with respect to any Consenting RBL Lender, by such Consenting RBL Lender, (b) with respect to any Consenting Noteholder, by such Consenting Noteholder, in each case by the delivery to the Parties of a written notice in accordance with Section 15.10 hereof upon the occurrence of any of the following events:

(a) the breach by a Company Party of any of the representations, warranties, or covenants of the Company Parties set forth in this Agreement that remains uncured for five (5) Business Days after such terminating Consenting Stakeholder transmits a written notice in accordance with Section  15.10 hereof detailing any such breach;

(b) any of the Milestones set forth in Section 4.01 (as may be extended or waived in accordance with this Agreement) has not been achieved by the date specified for such Milestone;2

(c) the issuance by any governmental authority, including any regulatory authority or court of competent jurisdiction, of any final, non-appealable ruling or order that (i) enjoins the consummation of a material portion of the Restructuring Transactions and (ii) remains in effect for ten (10) Business Days after such terminating Consenting Stakeholder transmits a written notice in accordance with Section 15.10 hereof detailing any such issuance; provided, however, that this termination right may not be exercised by any Party that sought or requested such ruling or order in contravention of any obligation set out in this Agreement;

(d) the board of directors, board of managers, or such similar governing body of any Company Party determines (including any special committee of such governing body, as applicable), after consulting with its advisors (i) that proceeding with any of the Restructuring Transactions would be inconsistent with the exercise of its fiduciary duties or applicable Law or (ii) in the exercise of its fiduciary duties, to pursue an Alternative Restructuring Proposal;

[2]	For the avoidance of doubt, no Party may terminate this Agreement on account of failure to satisfy a Milestone to the extent that such failure is primarily caused by or primarily resulting from such Party’s own action (or failure to act) in breach of this Agreement; provided that an individual Consenting Stakeholders’ action (or failure to act) shall not be imputed to the Consenting Stakeholders as a group or any other individual Consenting Stakeholder.

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(e) the Bankruptcy Court enters an order denying confirmation of the Plan or any material provision thereof, including any provisions in the Plan relating to releases by the Company Parties of the Consenting Stakeholders, or any material provisions relating to third party releases of the Consenting Stakeholders and such order remains in effect for five (5) Business Days following the entry thereof;

(f) the Bankruptcy Court enters an order, or any Company Party files a motion or application seeking an order (i) converting one or more of the Chapter 11 Cases of a Company Party to a case under chapter 7 of the Bankruptcy Code, (ii) appointing an examiner with expanded powers beyond those set forth in sections 1106(a)(3) and (4) of the Bankruptcy Code or a chapter 11 trustee in one or more of the Chapter 11 Cases of a Company Party, or (iii) rejecting this Agreement;

(g) any order approving the Plan or the Disclosure Statement is reversed, stayed, dismissed, vacated, or reconsidered without the prior written consent of the Required Consenting Stakeholders or is modified or amended (i) in a manner that is inconsistent with this Agreement and (ii) remains uncured for five (5) Business Days after such terminating Consenting Stakeholder transmits a written notice in accordance with Section 15.10 hereof describing any such breach;

(h) the making public, modification, amendment or filing of any of the Definitive Documents by any Company Party that contains terms or conditions that have not received the consent of the applicable Consenting Stakeholders as provided for in Section 3 of this Agreement (i) in a manner that is adverse to the Consenting Stakeholders seeking termination pursuant to this provision and (ii) remains uncured for five (5) Business Days after such terminating Consenting Stakeholders transmits a written notice in accordance with Section 15.10 hereof describing any such breach;

(i) (i) the occurrence of the DIP Maturity Date, (ii) the termination or modification of the Interim DIP Order or the Final DIP Order in a manner that is inconsistent with the DIP Credit Agreement; (iii) the termination of any order or agreement permitting the use of cash collateral in the Chapter 11 Cases; or (iv) the occurrence of an Event of Default under the DIP Credit Agreement that shall not have been cured within any applicable grace periods or waived pursuant to the terms of the DIP Credit Agreement;

(j) the Company amends the Plan, the Disclosure Statement, the Definitive Documents, or any amendments, modifications, exhibits or supplements thereto in a manner that is not permitted by this Agreement; or

(k) the Company Parties (i) withdraw the Plan, (ii) publicly announce their intention not to support the Restructuring Transactions, or (iii) file, publicly announce, execute a definitive written agreement with respect to an Alternative Restructuring Proposal or determine not to grant releases to any Consenting Stakeholder.

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If, after termination of this Agreement by any Consenting Stakeholder, holders of less than two-thirds of the aggregate outstanding principal amount of Notes or holders of less than two-thirds of the aggregate outstanding principal amount of RBL Loans are party to this Agreement, the Required Consenting Stakeholders may, in their sole discretion, terminate this Agreement upon three (3) Business Days’ written notice to all Parties, which shall be delivered in accordance with Section 15.10.

12.02 Company Party Termination Events. Any Company Party may terminate this Agreement as to all Parties upon prior written notice to all Parties in accordance with Section 15.10 hereof upon the occurrence of any of the following events:

(a) with respect to the Consenting RBL Lenders, the breach in any material respect by the Consenting RBL Lenders holding an amount of the RBL Claims that would result in non-breaching Consenting RBL Lenders holding less than two-thirds of the aggregate principal amount outstanding of the RBL Claims, of any provision set forth in this Agreement that remains uncured for a period of five (5) Business Days after the receipt by counsel to the RBL Agent of notice of such breach;

(b) with respect to the Consenting Noteholders, the breach in any material respect by the Consenting Stakeholders holding an amount of the Notes that would result in non-breaching Consenting Noteholders holding less than two-thirds of the aggregate principal amount outstanding of the Notes, of any provision set forth in this Agreement that remains uncured for a period of five (5) Business Days after the receipt by counsel to the Consenting Noteholders of notice of such breach;

(c) the board of directors, board of managers, or such similar governing body of any Company Party determines (including any special committee of such governing body, as applicable), after consulting with its advisors, (i) that proceeding with any of the Restructuring Transactions would be inconsistent with the exercise of its fiduciary duties or applicable Law or (ii) in the exercise of its fiduciary duties, to pursue an Alternative Restructuring Proposal (such determination, a “Fiduciary Out”);

(d) the issuance by any governmental authority, including any regulatory authority or court of competent jurisdiction, of any final, non-appealable ruling or order that (i) enjoins the consummation of a material portion of the Restructuring Transactions and (ii) remains in effect for ten (10) Business Days after such terminating Company Party transmits a written notice in accordance with Section 15.10 hereof detailing any such issuance; provided, however, that this termination right shall not apply to or be exercised by any Company Party that sought or requested such ruling or order in contravention of any obligation or restriction set out in this Agreement; or

(e) the Bankruptcy Court enters an order denying confirmation of the Plan and such order remains in effect for five (5) Business Days after entry of such order.

12.03 Mutual Termination. This Agreement, and the obligations of all Parties hereunder, may be terminated by mutual written agreement among all of the following: (a) the Required Consenting Stakeholders; and (b) each Company Party.

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12.04 Automatic Termination. This Agreement shall terminate automatically without any further required action or notice immediately upon the Plan Effective Date.

12.05 Effect of Termination. Upon the occurrence of a Termination Date as to a Party, this Agreement shall be of no further force and effect as to such Party and each Party subject to such termination shall be released from its commitments, undertakings, and agreements under or related to this Agreement and shall have the rights and remedies that it would have had, had it not entered into this Agreement, and shall be entitled to take all actions, whether with respect to the Restructuring Transactions or otherwise, that it would have been entitled to take had it not entered into this Agreement, including with respect to any and all Claims or causes of action. Upon the occurrence of a Termination Date, any and all consents or ballots tendered by the Parties subject to such termination before a Termination Date shall be deemed, for all purposes, to be null and void from the first instance, without regard to any impact of the automatic stay under section 362 of the Bankruptcy Code, which the Company agrees to waive pursuant to the terms of this Agreement, and shall not be considered or otherwise used in any manner by the Parties in connection with the Restructuring Transactions and this Agreement or otherwise and such consents or ballots may be changed or resubmitted regardless of whether the applicable voting deadline has passed (without the need to seek a court order or consent from the Company allowing such change or resubmission); provided, however, any Consenting Stakeholder withdrawing or changing its vote pursuant to this Section 12.05 shall promptly provide written notice of such withdrawal or change to counsel to the Company Parties and, if such withdrawal or change occurs on or after the Petition Date, file notice of such withdrawal or change with the Bankruptcy Court. Nothing in this Agreement shall be construed as prohibiting a Company Party or any of the Consenting Stakeholders from contesting whether any such termination is in accordance with its terms or to seek enforcement of any rights under this Agreement that arose or existed before a Termination Date. Except as expressly provided in this Agreement, nothing herein is intended to, or does, in any manner waive, limit, impair, or restrict (a) any right of any Company Party or the ability of any Company Party to protect and reserve its rights (including rights under this Agreement), remedies, and interests, including its claims against any Consenting Stakeholder, and (b) any right of any Consenting Stakeholder, or the ability of any Consenting Stakeholder, to protect and preserve its rights (including rights under this Agreement), remedies, and interests, including its claims against any Company Party or Consenting Stakeholder. No purported termination of this Agreement shall be effective under this Section 12.05 or otherwise if the Party seeking to terminate this Agreement is in material breach of this Agreement, except a termination pursuant to Section 12.02(d). Nothing in this Section 12.05 shall restrict any Company Party’s right to terminate this Agreement in accordance with Section 12.02(c).

12.06 Limitations. No Party may terminate this Agreement on account of a Termination Event if the occurrence of such Termination Event was primarily caused by, or primarily resulted from, such Party’s own actions (or failure to act) in breach of the terms of this Agreement; provided that an individual Consenting Stakeholders’ action (or failure to act) shall not be imputed to the Consenting Stakeholders as a group or any other individual Consenting Stakeholder.

32

Section 13. Amendments and Waivers

(a) This Agreement (or any exhibit, annex, or schedule hereto) may be modified, amended, or supplemented, or a condition or requirement of this Agreement (or any exhibit, annex, or schedule hereto) may be waived, in a writing signed by: (a) each Company Party, and (b) solely with respect to any modification, amendment, waiver, or supplement that alters the rights of such Parties (which, for the avoidance of doubt, includes any change to this Section 13 affecting such Parties), the Required Consenting Stakeholders, as applicable. Notwithstanding the foregoing, the consent of each such affected Consenting Stakeholder shall also be required to effectuate any modification, amendment, waiver, or supplement if the proposed modification, amendment, waiver, or supplement (x) has a material, disproportionate (as compared to other Consenting Stakeholders holding Claims within the same class as provided for in the Plan) adverse effect on any of the Company Claims held by a Consenting Stakeholder, or (y) changes the economic treatment otherwise provided to any Consenting Stakeholders; provided, however, that if the modification, amendment, waiver, or supplement described in clause (y) above solely affects a Consenting Noteholder in a manner that is proportionate with respect to each of the Consenting Noteholders, only the consent of the Required Supermajority Consenting Noteholders shall be required to effectuate such modification, amendment, waiver, or supplement. Notwithstanding anything herein to the contrary, for the avoidance of doubt, no amendment, modification, waiver, or supplement of this Section 13 shall be effective without the consent of each Party hereto.

(b) Any proposed modification, amendment, waiver, or supplement that does not comply with this Section 13 shall be ineffective and void ab initio as to any non-consenting Party affected thereby.

(c) The waiver by any Party of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. No failure on the part of any Party to exercise, and no delay in exercising, any right, power or remedy under this Agreement shall operate as a waiver of any such right, power or remedy or any provision of this Agreement, nor shall any single or partial exercise of such right, power or remedy by a Party preclude any other or further exercise of such right, power or remedy or the exercise of any other right, power or remedy by such Party. All remedies under this Agreement are cumulative and are not exclusive of any other remedies provided by Law.

(d) Any consent or waiver contemplated in this Agreement may be provided by electronic mail from counsel to the relevant Parties.

(e) Notwithstanding Section 13(a) of this Agreement, any modification, amendment, or change to the definition of “Required Consenting Noteholders” shall require the consent of each Consenting Noteholder holding Notes Claims that is a Consenting Noteholder as of the date of such modification, amendment, or change.

(f) Notwithstanding Section 13(a) of this Agreement, any modification, amendment, or change to the definition of “Required Consenting RBL Lenders” shall require the consent of each Consenting RBL Lender holding RBL Claims that is a Consenting RBL Lender as of the date of such modification, amendment, or change.

33

Section 14. Transaction Expenses.

14.01 The Company Parties shall pay and reimburse all prepetition and postpetition fees and expenses of the Consenting Stakeholder Professionals (the “Transaction Expenses”) and, unless otherwise agreed to by the Company and the applicable firm, the Company shall (i) pay, as a precondition to effectiveness of this Agreement, the Transaction Expenses accrued by the Consenting Noteholder Professionals as of the Agreement Effective Date pursuant to Section 2.01(c); (ii) fund or replenish, as the case may be, any retainers requested by any of the Consenting Noteholder Professionals, including pursuant to Section 2.01(d) of this Agreement; (iii) after the Agreement Effective Date has occurred, pay all accrued and unpaid Transaction Expenses on a monthly basis and within seven (7) Business Days of receipt of invoices in respect thereof; and (iv) on the Plan Effective Date, pay all accrued and unpaid Transaction Expenses incurred up to (and including) the Plan Effective Date by the Consenting Stakeholder Professionals without any requirement for Bankruptcy Court review or further Bankruptcy Court order; provided, however, that the Interim DIP Order shall provide for the payment of all Transaction Expenses pursuant to this Section 14.01; provided, further, that once the Company Parties have obtained a final order of the Bankruptcy Court approving the payment of the Transaction Expenses of the Consenting Noteholder Professionals in the ordinary course, Paul, Weiss, Rifkind, Wharton & Garrison LLP shall deduct its Transaction Expenses from the Noteholder Counsel Retainer (and not require the Company Parties to pay such amounts in cash) until such time as the Noteholder Counsel Retainer is reduced to an amount that is at or below $2 million.

Section 15. Miscellaneous.

15.01 Acknowledgement. Notwithstanding any other provision herein, this Agreement is not and shall not be deemed to be an offer with respect to any securities or solicitation of votes for the acceptance of a plan of reorganization for purposes of sections 1125 and 1126 of the Bankruptcy Code or otherwise. Any such offer or solicitation will be made only in compliance with all applicable securities Laws, provisions of the Bankruptcy Code, and/or other applicable Law.

15.02 Exhibits Incorporated by Reference; Conflicts. Each of the exhibits, annexes, signatures pages, and schedules attached hereto is expressly incorporated herein and made a part of this Agreement, and all references to this Agreement shall include such exhibits, annexes, and schedules. In the event of any inconsistency between this Agreement (without reference to the exhibits, annexes, and schedules hereto) and the exhibits, annexes, and schedules hereto, this Agreement (without reference to the exhibits, annexes, and schedules thereto) shall govern.

15.03 Further Assurances. Subject to the other terms of this Agreement, during the Agreement Effective Period, the Parties agree to execute and deliver such other instruments and perform such acts, in addition to the matters herein specified, as may be reasonably appropriate or necessary, or as may be required by order of the Bankruptcy Court, from time to time, to effectuate the Restructuring Transactions in accordance with the Definitive Documents, as applicable.

15.04 Complete Agreement. Except as otherwise explicitly provided herein, this Agreement constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all prior agreements, oral or written, among the Parties with respect thereto, other than any Confidentiality Agreement.

34

15.05 GOVERNING LAW; SUBMISSION TO JURISDICTION; SELECTION OF FORUM. THIS AGREEMENT IS TO BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO CONTRACTS MADE AND TO BE PERFORMED IN SUCH STATE, WITHOUT GIVING EFFECT TO THE CONFLICT OF LAWS PRINCIPLES THEREOF. Each Party hereto agrees that it shall bring any action or proceeding in respect of any claim arising out of or related to this Agreement, to the extent possible, in the Bankruptcy Court, and solely in connection with claims arising under this Agreement: (a) irrevocably submits to the exclusive jurisdiction of the Bankruptcy Court; (b) waives any objection to laying venue in any such action or proceeding in the Bankruptcy Court; and (c) waives any objection that the Bankruptcy Court is an inconvenient forum or does not have jurisdiction over any Party hereto.

15.06 Trial by Jury Waiver. EACH PARTY HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

15.07 Execution of Agreement. This Agreement may be executed and delivered in any number of counterparts and by way of electronic signature and delivery, each such counterpart, when executed and delivered, shall be deemed an original, and all of which together shall constitute the same agreement. Except as expressly provided in this Agreement, each individual executing this Agreement on behalf of a Party has been duly authorized and empowered to execute and deliver this Agreement on behalf of said Party.

15.08 Rules of Construction. This Agreement is the product of negotiations among the Company Parties and the Consenting Stakeholders, and in the enforcement or interpretation hereof, is to be interpreted in a neutral manner, and any presumption with regard to interpretation for or against any Party by reason of that Party having drafted or caused to be drafted this Agreement, or any portion hereof, shall not be effective in regard to the interpretation hereof. The Company Parties and the Consenting Stakeholders were each represented by counsel during the negotiations and drafting of this Agreement and continue to be represented by counsel.

15.09 Successors and Assigns; Third Parties. This Agreement is intended to bind and inure to the benefit of the Parties and their respective successors and permitted assigns, as applicable. There are no third party beneficiaries under this Agreement, and the rights or obligations of any Party under this Agreement may not be assigned, delegated, or transferred to any other Person or Entity.

35

15.10 Notices. All notices hereunder shall be deemed given if in writing and delivered, by electronic mail, courier, or registered or certified mail (return receipt requested), to the following Parties at the following addresses (or at such other addresses as shall be specified by like notice):

(a) if to a Company Party, to:

Gulfport Energy Corporation
14313 N. May Avenue, Suite 100
Oklahoma City, Oklahoma 73134
Attention: Patrick Craine
E-mail address: pcraine@gulfportenergy.com

with copies to:

Kirkland & Ellis LLP
601 Lexington Avenue
New York, New York 10022
Facsimile: (212) 446-4900
Attention: Edward O. Sassower, P.C. and Steven N. Serajeddini, P.C.
E-mail address: edward.sassower@kirkland.com and

steven.serajeddini@kirkland.com

and

Kirkland & Ellis LLP
300 North LaSalle Street
Chicago, IL 60654
Facsimile: (312) 862-2200
Attention: Christopher S. Koenig
E-mail address: chris.koenig@kirkland.com

(b) if to the RBL Agent or DIP Agent, to:

The Bank of Nova Scotia

711 Louisiana, Suite 1400

Houston, Texas 77002

Attention: Mr. Marc Graham

Telephone: 713-759-3448

Electronic Mail: marc.graham@scotiabank.com

with copies to:

Latham & Watkins LLP
885 Third Avenue
New York, NY 1002
Attention: Trevor Wommack, Adam Goldberg, and Hugh Murtagh

E-mail address: trevor.wommack@lw.com and adam.goldberg@lw.com and

hugh.murtagh@lw.com

36

(c) if to a Consenting RBL Lender or a transferee thereof, to the addresses, facsimile numbers, or e-mail addresses set forth below such Consenting RBL Lender’s signature hereto (or as directed by any transferee thereof), as the case may be, with a copy (which shall not constitute notice) to:

Latham & Watkins LLP
885 Third Avenue
New York, NY 10022
Attention: Trevor Wommack, Adam Goldberg, and Hugh Murtagh
E-mail address: trevor.wommack@lw.com and adam.goldberg@lw.com and hugh.murtagh@lw.com

(d) if to a Consenting Noteholder or a transferee thereof, to the addresses, facsimile numbers, or e-mail addresses set forth below such Consenting Noteholder’s signature hereto (or as directed by any transferee thereof), as the case may be, with a copy (which shall not constitute notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019
Facsimile: (212) 757-3990
Attention: Alan W. Kornberg and Robert Britton
E-mail address: akornberg@paulweiss.com and rbritton@paulweiss.com

Any notice given by delivery, mail, or courier shall be effective when received.

15.11 Independent Due Diligence and Decision Making. Each Consenting Stakeholder hereby confirms that its decision to execute this Agreement has been based upon its independent investigation of the operations, businesses, financial and other conditions, and prospects of the Company Parties.

15.12 Enforceability of Agreement. Each of the Parties hereby acknowledges and agrees: (i) that the provisions of any notice or exercise of termination rights under this Agreement is not prohibited by the automatic stay provisions of the Bankruptcy Code, (ii) each Party waives any right to assert that the exercise of notice or termination rights under this Agreement is subject to the automatic stay provisions of the Bankruptcy Code, and expressly stipulates and consents hereunder to the prospective modification of the automatic stay provisions of the Bankruptcy Code for purposes of exercising notice and termination rights under this Agreement, to the extent the Bankruptcy Court determines that such relief is required, and (iii) that they shall not take a position to the contrary of this Section 15.12 in the Bankruptcy Court or any other court of competent jurisdiction and (iv) they will not initiate, or assert in, any litigation or other legal proceeding that this Section 15.12 is illegal, invalid, or unenforceable, in whole or in part. Notwithstanding anything herein to the contrary, following the commencement of the Chapter 11 Cases and unless and until there is an unstayed order of the Bankruptcy Court providing that the giving of notice under and/or termination of this Agreement in accordance with its terms is not prohibited by the automatic stay imposed by section 362 of the Bankruptcy Code, the occurrence of any of the termination events in Sections 12.01, 12.03, and 12.04 shall result in automatic termination of this Agreement, to the extent any terminating Consenting Stakeholder would otherwise have the ability to terminate this Agreement in accordance with Sections 12.01, 12.03, and 12.04, five (5) calendar days following such occurrence unless waived in writing by all of the terminating Consenting Stakeholders.

37

15.13 Waiver. If the Restructuring Transactions are not consummated, or if this Agreement is terminated for any reason, the Parties fully reserve any and all of their rights. Pursuant to Federal Rule of Evidence 408 and any other applicable rules of evidence, this Agreement and all negotiations relating hereto shall not be admissible into evidence in any proceeding other than a proceeding to enforce its terms or the payment of damages to which a Party may be entitled under this Agreement.

15.14 Specific Performance. It is understood and agreed by the Parties that money damages would be an insufficient remedy for any breach of this Agreement by any Party, and each non-breaching Party shall be entitled to specific performance and injunctive or other equitable relief (without the posting of any bond and without proof of actual damages) as a remedy of any such breach, including an order of the Bankruptcy Court or other court of competent jurisdiction requiring any Party to comply promptly with any of its obligations hereunder.

15.15 Relationship Among Parties. Notwithstanding anything herein to the contrary, the agreements, representations, warranties, and obligations of the Consenting Stakeholders under this Agreement are, in all respects, several and not joint. No Party shall have any responsibility by virtue of this Agreement for any trading by any other Entity or person. No prior history, pattern, or practice of sharing confidences among or between the Parties shall in any way affect or negate this Agreement. The Parties hereto acknowledge that this Agreement does not constitute an agreement, arrangement, or understanding with respect to acting together for the purpose of acquiring, holding, voting, or disposing of any equity securities of the Company Parties and the Consenting Stakeholders do not constitute a “group” within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934, as amended. No action taken by any Consenting Stakeholder pursuant to this Agreement shall be deemed to constitute or to create a presumption by any of the Parties that any of the Consenting Stakeholders are in any way acting in concert or as such a “group.”

15.16 Severability and Construction. If any provision of this Agreement shall be held by a court of competent jurisdiction to be illegal, invalid, or unenforceable, the remaining provisions shall remain in full force and effect if essential terms and conditions of this Agreement for each Party remain valid, binding, and enforceable.

15.17 Remedies Cumulative. All rights, powers, and remedies provided under this Agreement or otherwise available in respect hereof at Law or in equity shall be cumulative and not alternative, and the exercise of any right, power, or remedy thereof by any Party shall not preclude the simultaneous or later exercise of any other such right, power, or remedy by such Party.

15.18 Capacities of Consenting Stakeholders. Each Consenting Stakeholder has entered into this Agreement on account of all Company Claims that it holds (directly or through discretionary accounts that it manages or advises) and, except where otherwise specified in this Agreement, shall take or refrain from taking all actions that it is obligated to take or refrain from taking under this Agreement with respect to all such Company Claims.

38

15.19  Email Consents. Where a written consent, acceptance, approval, or waiver is required pursuant to or contemplated by this Agreement, pursuant to Section 3.02, Section 13, or otherwise, including a written approval by the Required Parties, such written consent, acceptance, approval, or waiver shall be deemed to have occurred if, by agreement between counsel to the Parties submitting and receiving such consent, acceptance, approval, or waiver, it is conveyed in writing (including electronic mail) between each such counsel without representations or warranties of any kind on behalf of such counsel.

15.20 Survival. Notwithstanding the termination of this Agreement pursuant to Section 12 hereof, the terms, provisions, agreements and obligations of the Parties in Section 1.02, Section 6, Section 12, Section 13, and Section 14 (other than Section 15.03), and any defined terms used in any of the forgoing Sections (solely to the extent used therein), shall survive such termination and shall continue in full force and effect in accordance with the terms hereof.

15.21 No Recourse. This Agreement may only be enforced against the named parties hereto (and then only to the extent of the specific obligations undertaken by such parties in this Agreement). All claims or causes of action (whether in contract, tort, equity, or any other theory) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution, or performance of this Agreement, may be made only against the Persons that are expressly identified as parties hereto (and then only to the extent of the specific obligations undertaken by such parties herein). No past, present or future direct or indirect director, manager, officer, employee, incorporator, member, partner, stockholder, equity holder, trustee, affiliate, controlling person, agent, attorney, or other representative of any party hereto (including any person negotiating or executing this Agreement on behalf of a party hereto), nor any past, present, or future direct or indirect director, manager, officer, employee, incorporator, member, partner, stockholder, equity holder, trustee, affiliate, controlling person, agent, attorney or other representative of any of the foregoing (other than any of the foregoing that is a party hereto) (any such Person, a “No Recourse Party”), shall have any liability with respect to this Agreement or with respect to any proceeding (whether in contract, tort, equity or any other theory that seeks to “pierce the corporate veil” or impose liability of an entity against its owners or affiliates or otherwise) that may arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement.

15.22 Holdings Information. Except as required by applicable law, no Party or its advisors shall disclose to any person or entity (including, for the avoidance of doubt, any other Consenting Stakeholder), other than advisors to the Company Parties, the principal amount or percentage of Notes held by the applicable Consenting Stakeholder without such Consenting Stakeholder’s prior written consent; provided that (a) if such disclosure is required by law, subpoena or other legal process or regulation, the disclosing Party shall afford the relevant Consenting Noteholder a reasonable opportunity to review and comment before such disclosure and shall take all reasonable measures to limit such disclosure, (b) the foregoing shall not prohibit the disclosure of the aggregate percentage or aggregate principal amount of Notes and RBL Claims held by all Consenting Stakeholders collectively and (c) any Party may disclose information requested by a U.S. federal or state regulatory authority with jurisdiction over its operations to such authority without limitation or notice to any Party or other person or entity. Any public filing or other disclosure of this Agreement which includes executed signature pages to this Agreement shall include such signature pages only in redacted form with respect to the holdings of each Consenting Stakeholder.

15.23 Disclosure; Publicity. The Company shall not issue any press releases, public documents, or filings with the SEC, the Bankruptcy Court, or otherwise that constitute disclosure of the existence or terms of this Agreement or any amendment to the terms of this Agreement unless pre-approved by the Required Consenting Stakeholders.

[Signature Pages Follow.]

39

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement on the day and year first above written.

Signature Page to Restructuring Support Agreement

Company Parties’ Signature Page to
the Restructuring Support Agreement

GULFPORT ENERGY CORPORATION

GATOR MARINE, INC.

GATOR MARINE IVANHOE, INC.

GRIZZLY HOLDINGS, INC.

GULFPORT APPALACHIA, LLC

GULFPORT MIDCON, LLC

GULFPORT MIDSTREAM HOLDINGS, LLC

JAGUAR RESOURCES LLC

MULE SKY LLC

PUMA RESOURCES, INC.

WESTHAWK MINERALS LLC

By:

Name:

Title:

Consenting Stakeholder Signature Page to
the Restructuring Support Agreement

CONSENTING STAKEHOLDER

Name:
Title:

Address:

E-mail address(es):

Aggregate Amounts Beneficially Owned or Managed on Account of:
2023 Notes
2024 Notes
2025 Notes
2026 Notes
RBL Loans
Interests

Signature Page to Restructuring Support Agreement

[SIGNATURE PAGES OMITTED]

EXHIBIT A

Company Parties

Exhibit A to Restructuring Support Agreement

Company Parties

Gulfport Energy Corporation, a Delaware corporation

Gator Marine, Inc., a Delaware corporation

Gator Marine Ivanhoe, Inc., a Delaware corporation

Grizzly Holdings, Inc., a Delaware corporation

Gulfport Appalachia, LLC, a Delaware limited liability company

Gulfport Midcon, LLC, a Delaware limited liability company

Gulfport Midstream Holdings, LLC, a Delaware limited liability company

Jaguar Resources LLC, a Delaware limited liability company

Mule Sky LLC, a Delaware limited liability company

Puma Resources, Inc., a Delaware limited liability company

Westhawk Minerals LLC, a Delaware limited liability company

Exhibit A to Restructuring Support Agreement

EXHIBIT B

Chapter 11 Plan of Reorganization

Exhibit B to Restructuring Support Agreement

THIS PLAN IS BEING SUBMITTED FOR APPROVAL BUT HAS NOT BEEN APPROVED BY THE BANKRUPTCY COURT. THIS IS NOT A SOLICITATION OF ACCEPTANCE OR REJECTION OF THE PLAN. ACCEPTANCE OR REJECTION MAY NOT BE SOLICITED UNTIL A DISCLOSURE STATEMENT HAS BEEN APPROVED BY THE BANKRUPTCY COURT. THE INFORMATION IN THE PLAN IS SUBJECT TO CHANGE. THIS PLAN IS NOT AN OFFER TO SELL ANY SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY ANY SECURITIES.

IN THE UNITED STATES BANKRUPTCY COURT

FOR THE SOUTHERN DISTRICT OF TEXAS

HOUSTON DIVISION

)
In re:	)	Chapter 11
)
Gulfport Energy Corporation, et al.,[1]	)	Case No. 20-[____] ([●])
)
Debtors.	)	(Joint Administration Requested)
)

JOINT CHAPTER 11 PLAN OF REORGANIZATION
OF GULFPORT ENERGY CORPORATION AND ITS DEBTOR SUBSIDIARIES

JACKSON WALKER L.L.P.		KIRKLAND & ELLIS LLP

Matthew D. Cavenaugh (TX Bar No. 24062656)		KIRKLAND & ELLIS INTERNATIONAL LLP
Veronica A. Polnick (TX Bar No. 24079148)		Edward O. Sassower, P.C.
Cameron A. Secord (TX Bar No. 24093659)		Steven N. Serajeddini, P.C. (pro hac vice pending)
1401 McKinney Street, Suite 1900		601 Lexington Avenue
Houston, Texas 77010		New York, New York 10022
Telephone:	(713) 752-4200	Telephone:	(212) 446-4800
Facsimile:	(713) 752-4221	Facsimile:	(212) 446-4900
Email:	mcavenaugh@jw.com	Email:	edward.sassower@kirkland.com
	vpolnick@jw.com		steven.serajeddini@kirkland.com
csecord@jw.com
-and-

Christopher S. Koenig (pro hac vice pending)
300 North LaSalle Street
Chicago, Illinois 60654
		Telephone	(312) 862-2000
		Facsimile:	(312) 862-2200
		Email:	chris.koenig@kirkland.com
Dated: [_____], 2020
Proposed Co-Counsel to the Debtors
and Debtors in Possession

[1]	The Debtors in these chapter 11 cases, along with the last four digits of each Debtor’s federal tax identification number, are: Gulfport Energy Corporation (1290); Gator Marine, Inc. (1710); Gator Marine Ivanhoe, Inc. (4897); Grizzly Holdings, Inc. (9108); Gulfport Appalachia, LLC (1290); Gulfport MidCon, LLC (1290); Gulfport Midstream Holdings, LLC (1290); Jaguar Resources LLC (1290); Mule Sky LLC (6808); Puma Resources, Inc. (6507); and Westhawk Minerals LLC (1290). The location of the Debtors’ service address is: 3001 Quail Springs Parkway, Oklahoma City, Oklahoma 73134.

Article I. DEFINED TERMS, RULES OF INTERPRETATION, COMPUTATION OF TIME, and governing law		1
A.	Defined Terms.	1
B.	Rules of Interpretation.	17
C.	Computation of Time.	17
D.	Governing Law.	17
E.	Reference to Monetary Figures.	17
F.	Reference to the Debtors or the Reorganized Debtors.	17
G.	Controlling Document.	18
H.	Consultation, Information, Notice, and Consent Rights.	18
Article II. ADMINISTRATIVE CLAIMS, DIP CLAIMS, PRIORITY CLAIMS, and Restructuring Expenses		18
A.	Administrative Claims.	18
B.	DIP Claims.	19
C.	Professional Fee Claims.	19
D.	Priority Tax Claims.	20
E.	Payment of Statutory Fees.	20
F.	Transaction Expenses.	21
Article III. CLASSIFICATION AND TREATMENt oF CLAIMS AND INTERESTS		21
A.	Classification of Claims and Interests.	21
B.	Treatment of Claims and Interests.	22
C.	Special Provision Governing Unimpaired Claims.	26
D.	Elimination of Vacant Classes.	26
E.	Voting Classes, Presumed Acceptance by Non-Voting Classes.	26
F.	Intercompany Interests.	26
G.	Confirmation Pursuant to Sections 1129(a)(10) and 1129(b) of the Bankruptcy Code.	26
H.	Controversy Concerning Impairment.	26
I.	Subordinated Claims and Interests.	27
Article IV. MEANS FOR IMPLEMENTATION OF THIS PLAN		27
A.	General Settlement of Claims and Interests.	27
B.	Restructuring Transactions.	27
C.	Reorganized Debtors.	28
D.	Sources of Consideration for Plan Distributions.	28
E.	Exemption from Registration Requirements.	30
F.	Corporate Existence.	31
G.	Vesting of Assets in the Reorganized Debtors.	32
H.	Cancellation of Existing Securities and Agreements.	32
I.	Corporate Action.	33
J.	New Organizational Documents.	33
K.	Indemnification Obligations.	34
L.	Managers and Officers of the Reorganized Debtors.	34
M.	Effectuating Documents; Further Transactions.	34
N.	Section 1146 Exemption.	34
O.	Director and Officer Liability Insurance.	35
P.	Management Incentive Plan.	35
Q.	Employee and Retiree Benefits.	36
R.	Preservation of Causes of Action.	36

i

Article V. TREATMENT OF EXECUTORY CONTRACTS AND UNEXPIRED LEASES		37
A.	Assumption and Rejection of Executory Contracts and Unexpired Leases.	37
B.	Claims Based on Rejection of Executory Contracts or Unexpired Leases.	38
C.	Cure of Defaults for Assumed Executory Contracts and Unexpired Leases.	38
D.	Preexisting Obligations to the Debtors under Executory Contracts and Unexpired Leases.	39
E.	Insurance Policies.	39
F.	Reservation of Rights.	40
G.	Nonoccurrence of Effective Date.	40
H.	Employee Compensation and Benefits.	40
I.	Contracts and Leases Entered into after the Petition Date.	41
J.	Royalty and Working Interests.	41
Article VI. PROVISIONS GOVERNING DISTRIBUTIONS		41
A.	Distributions on Account of Claims Allowed as of the Effective Date.	41
B.	Disbursing Agent.	41
C.	Rights and Powers of Disbursing Agent.	42
D.	Delivery of Distributions and Undeliverable or Unclaimed Distributions.	42
E.	Manner of Payment.	44
F.	Indefeasible Distributions.	44
G.	Section 1145 Exemption.	44
H.	Compliance with Tax Requirements.	44
I.	Allocations.	45
J.	No Postpetition Interest on Claims.	45
K.	Foreign Currency Exchange Rate.	45
L.	Setoffs and Recoupment.	45
M.	Claims Paid or Payable by Third Parties.	45
Article VII. PROCEDURES FOR RESOLVING CONTINGENT, UNLIQUIDATED, AND DISPUTED CLAIMS		46
A.	Allowance of Claims.	46
B.	Claims Administration Responsibilities.	46
C.	Estimation of Claims.	47
D.	Disputed Claims Reserve.	47
E.	Adjustment to Claims or Interests without Objection.	47
F.	Time to File Objections to Claims.	48
G.	Disallowance of Claims or Interests.	48
H.	Amendments to Claims.	48
I.	No Distributions Pending Allowance.	48
J.	Distributions After Allowance.	48
K.	Single Satisfaction of Claims.	48
Article VIII. SETTLEMENT, RELEASE, INJUNCTION, AND RELATED PROVISIONS		49
A.	Discharge of Claims and Termination of Interests.	49
B.	Release of Liens.	49
C.	Releases by the Debtors.	50
D.	Releases by the Releasing Parties.	51
E.	Exculpation.	52
F.	Injunction.	53
G.	Protections Against Discriminatory Treatment.	53
H.	Document Retention.	53
I.	Reimbursement or Contribution.	53
Article IX. CONDITIONS PRECEDENT TO CONSUMMATION OF THIS PLAN		54
A.	Conditions Precedent to the Effective Date.	54
B.	Waiver of Conditions.	55
C.	Effect of Failure of Conditions.	55
D.	Substantial Consummation	55

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Article X. EFFECT OF CONFIRMATION OF THE PLAN		56
A.	Jurisdiction and Venue.	56
B.	Order Approving the Disclosure Statement	56
C.	Voting Report.	56
D.	Judicial Notice.	56
E.	Transmittal and Mailing of Materials; Notice.	57
F.	Solicitation.	57
G.	Burden of Proof.	57
H.	Bankruptcy Rule 3016(a) Compliance.	57
I.	Compliance with the Requirements of Section 1129 of the Bankruptcy Code.	57
J.	Securities Under the Plan.	62
K.	Releases and Discharges.	62
L.	Release and Retention of Causes of Action.	63
M.	Approval of Restructuring Support Agreement, Backstop Commitment Agreement, and Other Restructuring Documents and Agreements.	63
N.	Confirmation Hearing Exhibits.	63
O.	Objections to Confirmation of the Plan.	63
P.	Retention of Jurisdiction.	63
Q.	Plan Supplement.	63
Article XI. MODIFICATION, REVOCATION, OR WITHDRAWAL OF THIS PLAN		64
A.	Modification and Amendments.	64
B.	Effect of Confirmation on Modifications.	64
C.	Revocation or Withdrawal of Plan.	64
Article XII. RETENTION OF JURISDICTION		64
Article XIII. MISCELLANEOUS PROVISIONS		66
A.	Immediate Binding Effect.	66
B.	Additional Documents.	66
C.	Statutory Committee and Cessation of Fee and Expense Payment.	67
D.	Reservation of Rights.	67
E.	Successors and Assigns.	67
F.	Notices.	68
G.	Term of Injunctions or Stays.	69
H.	Entire Agreement.	69
I.	Plan Supplement.	69
J.	Nonseverability of Plan Provisions.	70
K.	Votes Solicited in Good Faith.	70
L.	Closing of Chapter 11 Cases.	70
M.	Waiver or Estoppel.	70

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INTRODUCTION

Gulfport Energy Corporation and the other above-captioned debtors and debtors in possession (collectively, the “Debtors”) propose this joint chapter 11 plan of reorganization (as amended, supplemented, or otherwise modified from time to time, this “Plan”) for the resolution of the outstanding Claims against, and Interests in, the Debtors. Although proposed jointly for administrative purposes, the Plan constitutes a separate Plan for each Debtor. Holders of Claims or Interests may refer to the Disclosure Statement for a discussion of the Debtors’ history, businesses, assets, results of operations, historical financial information, risk factors, a summary and analysis of the Plan, the Restructuring Transactions, and certain related matters. The Debtors are the proponents of the Plan within the meaning of section 1129 of the Bankruptcy Code.

Reference is made to the accompanying Disclosure Statement for the Joint Chapter 11 Plan of Reorganization of Gulfport Energy Corporation and its Debtor Affiliates for a discussion on the Debtors’ history, business, properties and operations, valuation, projections, risk factors, a summary and analysis of the Plan and the transactions contemplated thereby, and certain related matters.

ALL HOLDERS OF CLAIMS AGAINST AND INTERESTS IN THE DEBTORS, TO THE EXTENT APPLICABLE, ARE ENCOURAGED TO READ THIS PLAN AND THE DISCLOSURE STATEMENT IN THEIR ENTIRETY BEFORE VOTING TO ACCEPT OR REJECT THIS PLAN.

Article I.
DEFINED TERMS, RULES OF INTERPRETATION,
COMPUTATION OF TIME, and governing law

A. Defined Terms.

As used in the Plan, capitalized terms have the meanings set forth below.

1. “2023 Notes” means the 6.625% senior notes due 2023, issued by Gulfport Parent pursuant to the 2023 Notes Indenture.

2. “2023 Notes Indenture” means the Indenture, dated as of April 21, 2015, by and among Gulfport Parent, Wells Fargo Bank, N.A., as trustee, and the subsidiary guarantors party thereto, as may be amended, restated, or otherwise supplemented from time to time.

3. “2024 Notes” means the 6.000% senior notes due 2024, issued by Gulfport Parent pursuant to the 2024 Notes Indenture.

4. “2024 Notes Indenture” means the Indenture, dated as of October 14, 2016, by and among Gulfport Parent, Wells Fargo Bank, N.A., as trustee, and the subsidiary guarantors party thereto, as may be amended, restated, or otherwise supplemented from time to time.

5. “2025 Notes” means the 6.375% senior notes due 2025, issued by Gulfport Parent pursuant to the 2025 Notes Indenture.

6. “2025 Notes Indenture” means the Indenture, dated as of December 21, 2016, by and among Gulfport Parent, Wells Fargo Bank, N.A., as trustee, and the subsidiary guarantors party thereto, as may be amended, restated, or otherwise supplemented from time to time.

7. “2026 Notes” means the 6.375% senior notes due 2026, issued by Gulfport Parent pursuant to the 2026 Notes Indenture.

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8. “2026 Notes Indenture” means the Indenture, dated as of October 11, 2017, by and among Gulfport Parent, Wells Fargo Bank, N.A., as trustee, and the subsidiary guarantors party thereto, as may be amended, restated, or otherwise supplemented from time to time.

9. “Ad Hoc Noteholder Group” means that certain ad hoc group of unaffiliated Holders of Notes Claims represented by Paul, Weiss, Rifkind, Wharton & Garrison LLP and Houlihan Lokey, Inc.

10. “Administrative Claim” means a Claim against any of the Debtors arising on or after the Petition Date and before the Effective Date for a cost or expense of administration of the Chapter 11 Cases pursuant to sections 503(b), 507(a)(2), 507(b), or 1114(e)(2) of the Bankruptcy Code, including: (a) the actual and necessary costs and expenses of preserving the Estates and operating the businesses of the Debtors incurred on or after the Petition Date and through the Effective Date; (b) the Allowed Professional Fee Claims; (c) all fees and charges assessed against the Estates under chapter 123 of the Judicial Code; (d) the Transaction Expenses; and (e) the Backstop Commitment Premium.

11. “Administrative Claims Bar Date” means the deadline for Filing requests for payment of Administrative Claims, which shall be (a) 30 days after the Effective Date for Administrative Claims other than Professional Fee Claims and (b) 45 days after the Effective Date for Professional Fee Claims.

12. “Affiliate” has the meaning set forth in section 101(2) of the Bankruptcy Code. With respect to any Entity that is not a Debtor, the term “Affiliate” shall apply to such Entity as if the Entity were a Debtor.

13. “Agents” means, collectively, the DIP Agent, the RBL Agent, and the Exit Facility Agents.

14. “Allowed” means, with respect to a Claim or Interest, any Claim or Interest (or portion thereof) against any Debtor that (a) is not Disputed within the applicable period of time, if any, fixed by the Bankruptcy Code, the Bankruptcy Rules, or the Bankruptcy Court, (b) is allowed, compromised, settled, or otherwise resolved pursuant to the terms of the Plan, in any stipulation that is approved by a Final Order of the Bankruptcy Court, or pursuant to any contract, instrument, indenture, or other agreement entered into or assumed in connection herewith, or (c) has been allowed by a Final Order of the Bankruptcy Court. For the avoidance of doubt, any Claim or Interest (or portion thereof), that has been disallowed pursuant to a Final Order shall not be an “Allowed” Claim.

15. “Avoidance Actions” means any and all actual or potential avoidance, recovery, subordination, or other Claims and Causes of Action, or remedies that may be brought by or on behalf of the Debtors or their Estates or other authorized parties in interest under the Bankruptcy Code or applicable non-bankruptcy law, including Claims, Causes of Action, or remedies arising under chapter 5 of the Bankruptcy Code or under similar or related local, state, federal, or foreign statutes or common law, including fraudulent transfer laws.

16. “Backstop Approval Motion” means the motion Filed by the Debtors seeking entry of the Backstop Approval Order.

17. “Backstop Approval Order” means the order of the Bankruptcy Court setting forth the terms of the commitment by the Backstop Commitment Parties to backstop the Rights Offering.

18. “Backstop Commitment Agreement” means that certain backstop commitment agreement, entered into and dated as of [●] (as may be amended, supplemented, or otherwise modified from time to time), which is attached to the Restructuring Support Agreement as Exhibit D, pursuant to which the Backstop Commitment Parties have agreed to backstop the Rights Offering.

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19. “Backstop Commitment Parties” means at any time and from time to time, the parties that have committed to backstop the Rights Offering and are signatories to the Backstop Commitment Agreement.

20. “Backstop Commitment Premium” has the meaning ascribed to such term in the Backstop Commitment Agreement.

21. “Bankruptcy Code” means title 11 of the United States Code, 11 U.S.C. §§ 101–1532, as amended from time to time.

22. “Bankruptcy Court” means the United States Bankruptcy Court for the Southern District of Texas, Houston Division presiding over the Chapter 11 Cases, or any other court having jurisdiction over the Chapter 11 Cases, including, to the extent of the withdrawal of reference under 28 U.S.C. § 157 and/or the General Order of the District Court pursuant to section 151 of the Judicial Code, the United States District Court for the Southern District of Texas.

23. “Bankruptcy Rules” means the Federal Rules of Bankruptcy Procedure promulgated under section 2075 of the Judicial Code and the general, local, and chambers rules of the Bankruptcy Court, each, as amended from time to time.

24. “Bar Date Order” means the Order (I) Setting Bar Dates for Filing Proofs of Claim, Including Requests for Payment Under Section 503(b)(9), (II) Establishing Amended Schedules Bar Date and Rejection Damages Bar Date, (III) Approving the Form of and Manner for Filing Proofs of Claim, Including Section 503(b)(9) Requests, (IV) Approving Notice of Bar Dates, and (V) Granting Related Relief [Docket No. [●]] (as amended, modified, or supplemented from time to time in accordance with the terms thereof).

25. “Business Day” means any day other than a Saturday, Sunday, or “legal holiday” (as defined in Bankruptcy Rule 9006(a)), or other day on which commercial banks in the State of Texas or the State of New York are closed for business as a result of federal, state, or local holiday.

26. “Cash” means cash in legal tender of the United States of America and cash equivalents, including bank deposits, checks, and other similar items.

27. “Cause of Action” means any and all claims, interests, controversies, actions, proceedings, reimbursement claims, contribution claims, recoupment rights, debts, third-party claims, indemnity claims, damages, remedies, causes of action, demands, rights, suits, obligations, liabilities, accounts, judgments, defenses, offsets, powers, privileges, licenses, franchises, Avoidance Actions, counterclaims and cross-claims, of any kind or character whatsoever, whether known or unknown, foreseen or unforeseen, existing or hereinafter arising, contingent or non-contingent, matured or unmatured, suspected or unsuspected, liquidated or unliquidated, disputed or undisputed, asserted or unasserted, direct or indirect, assertable directly or derivatively, choate or inchoate, reduced to judgment or otherwise, secured or unsecured, whether arising before, on, or after the Petition Date, in tort, law, equity, or otherwise pursuant to any theory of law. Causes of Action also include: (a) all rights of setoff, counterclaim, or recoupment and claims under contracts or for breaches of duties imposed by law or in equity; (b) the right to object to or otherwise contest Claims or Interests; and (c) such claims and defenses as fraud, mistake, duress, and usury and any other defenses set forth in section 558 of the Bankruptcy Code.

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28. “Chapter 11 Cases” means (a) when used with reference to a particular Debtor, the case pending for that Debtor under chapter 11 of the Bankruptcy Code in the Bankruptcy Court and (b) when used with reference to all the Debtors, the procedurally consolidated and jointly administered chapter 11 cases pending for the Debtors in the Bankruptcy Court.

29. “Claim” means any claim, as defined in section 101(5) of the Bankruptcy Code, against any of the Debtors.

30. “Claims Bar Date” means the applicable deadline by which Proofs of Claim must be Filed, as established by (a) the Bar Date Order, (b) a Final Order of the Bankruptcy Court, or (c) the Plan.

31. “Claims Register” means the official register of Claims maintained by the Solicitation Agent or the clerk of the Bankruptcy Court.

32. “Class” means a class of Claims or Interests as set forth in Article III of the Plan pursuant to section 1122(a) of the Bankruptcy Code.

33. “CM/ECF” means the Bankruptcy Court’s Case Management and Electronic Case Filing system.

34. “Compensation and Benefits Programs” means all employment and severance agreements and policies, and all employment, wages, compensation, and benefit plans and policies, workers’ compensation programs, savings plans, retirement plans, deferred compensation plans, supplemental executive retirement plans, healthcare plans, disability plans, severance benefit plans, incentive and retention plans, programs, and payments, life and accidental death and dismemberment insurance plans and programs of the Debtors, and all amendments and modifications thereto, applicable to the Debtors’ employees, former employees, retirees, and non-employee directors and managers, in each case existing with the Debtors as of immediately prior to the Effective Date.

35. “Confirmation” means the Bankruptcy Court’s entry of the Confirmation Order on the docket of the Chapter 11 Cases.

36. “Confirmation Date” means the date upon which the Bankruptcy Court enters the Confirmation Order on the docket of the Chapter 11 Cases within the meaning of Bankruptcy Rules 5003 and 9021.

37. “Confirmation Hearing” means the hearing to be held by the Bankruptcy Court to consider Confirmation of the Plan, pursuant to Bankruptcy Rule 3020(b)(2) and sections 1128 and 1129 of the Bankruptcy Code, as such hearing may be continued from time to time.

38. “Confirmation Order” means the order of the Bankruptcy Court confirming the Plan pursuant to section 1129 of the Bankruptcy Code, consistent with the Restructuring Support Agreement and subject to the Consenting Stakeholder Consent Rights.

39. “Consenting Noteholders” has the meaning set forth in the Restructuring Support Agreement.

40. “Consenting RBL Lenders” has the meaning set forth in the Restructuring Support Agreement.

41. “Consenting Stakeholder Consent Rights” means, with respect to each Definitive Document, the applicable consent, approval, and/or consultation right with respect to such Definitive Document as set forth in the Restructuring Support Agreement.

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42. “Consenting Stakeholders” has the meaning set forth in the Restructuring Support Agreement.

43. “Consummation” means the occurrence of the Effective Date.

44. “Cure” means all amounts, including an amount of $0.00, required to cure any monetary defaults under any Executory Contract or Unexpired Lease (or such lesser amount as may be agreed upon by the parties under an Executory Contract or Unexpired Lease) that is to be assumed by the Debtors pursuant to sections 365 or 1123 of the Bankruptcy Code.

45. “D&O Liability Insurance Policies” means all insurance policies (including any “tail policy”) covering any of the Debtors’ current or former directors’, managers’, officers’, and/or employees’ liability and all agreements, documents, or instruments relating thereto.

46. “Debtors” has the meaning set forth in the preamble.

47. “Definitive Documents” has the meaning set forth in the Restructuring Support Agreement. Each Definitive Document shall be consistent with the Restructuring Support Agreement and otherwise subject to the Consenting Stakeholder Consent Rights.

48. “DIP Agent” means the Bank of Nova Scotia, in its capacity as administrative agent and collateral agent under the DIP Credit Agreement, its successors, assigns, or any replacement agent appointed pursuant to the terms of the DIP Credit Agreement.

49. “DIP Claim” means a Claim held by the DIP Lenders or the DIP Agent arising under or relating to the DIP Credit Agreement or the DIP Order, including any and all fees, interests paid in kind, and accrued but unpaid interest and fees arising under the DIP Credit Agreement, but, for the avoidance of doubt, excluding the First Lien Adequate Protection Claims.

50. “DIP Credit Agreement” means that certain debtor-in-possession credit agreement that governs the DIP Facility (as may be amended, supplemented, or otherwise modified from time to time), dated as of November [__], 2020, by and among Gulfport Parent, as borrower, certain Debtor guarantors, the DIP Lenders, and the DIP Agent.

51. “DIP Facility” means the $262.5 million debtor-in-possession credit facility to be provided to the Debtors on the terms and conditions of the DIP Credit Agreement and the DIP Orders and that shall be consistent with the Restructuring Support Agreement and subject to the Consenting Stakeholder Consent Rights.

52. “DIP Lenders” means the lenders party to the DIP Credit Agreement.

53. “DIP Loan Documents” means the DIP Credit Agreement and all other Loan Documents (as defined in the DIP Credit Agreement).

54. “DIP Orders” means the interim order approving the DIP Facility [Docket No. [__]] and the final order approving the DIP Facility [Docket No [__]], to be Filed and approved by the Bankruptcy Court in the Chapter 11 Cases in accordance with the DIP Credit Agreement and the Restructuring Support Agreement.

55. “Disbursing Agent” means, as applicable, the Entity or Entities selected by the Debtors or the Reorganized Debtors, with the consent of the Required Consenting Stakeholders, to make or facilitate distributions pursuant to the Plan.

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56. “Disclosure Statement” means the disclosure statement for the Plan, including all exhibits and schedules thereto, in each case, as may be amended, supplemented, or modified from time to time, that is prepared and distributed in accordance with the Bankruptcy Code, the Bankruptcy Rules, and any other applicable law, to be approved pursuant to the Disclosure Statement Order.

57. “Disclosure Statement Order” means the order (and all exhibits thereto), entered by the Bankruptcy Court approving the Disclosure Statement and the Solicitation Materials, and allowing solicitation of the Plan to commence, entered on [●], 2020 [Docket No. [●]] (as amended, modified, or supplemented from time to time in accordance with the terms thereof).

58. “Disputed” means, as to a Claim or an Interest, any Claim or Interest (or portion thereof): (a) that is not Allowed; (b) that is not disallowed by the Plan, the Bankruptcy Code, or a Final Order, as applicable; and (c) with respect to which a party in interest has Filed a Proof of Claim or otherwise made a written request to a Debtor for payment, without any further notice to or action, order, or approval of the Bankruptcy Court.

59. “Distribution Date” means, except as otherwise set forth herein and except as to distributions to Holders of public Securities (including Notes deposited with DTC and Existing Common Stock) the date or dates determined by the Debtors or the Reorganized Debtors, on or after the Effective Date, with the first such date occurring on or as soon as is reasonably practicable after the Effective Date, upon which the Disbursing Agent shall make distributions to Holders of Allowed Claims entitled to receive distributions under the Plan.

60. “Distribution Record Date” means, other than with respect to Holders of public Securities (including Notes deposited with DTC and Existing Common Stock) the record date for purposes of determining which Holders of Allowed Claims against or Allowed Interests in the Debtors are eligible to receive distributions under the Plan, which date shall be the Confirmation Date, or such other date as is announced by the Debtors or designated in a Final Order. The Distribution Record Date shall not apply to any public Securities (including Notes deposited with DTC and Existing Common Stock) the Holders of which shall receive a distribution in accordance with the customary procedures of DTC.

61. “DTC” means The Depository Trust Company.

62. “Effective Date” means the date on which (a) all conditions precedent to the occurrence of the Effective Date set forth in Article IX.A of the Plan have been satisfied or waived in accordance with Article IX.B of the Plan and (b) the Plan is declared effective by the Debtors.

63. “Entity” has the meaning set forth in section 101(15) of the Bankruptcy Code.

64. “Estate” means as to each Debtor, the estate created for such Debtor in its Chapter 11 Case pursuant to section 541 of the Bankruptcy Code upon the commencement of such Debtor’s Chapter 11 Case.

65. “Exculpated Parties” means collectively, and in each case in its capacity as such: (a) the Debtors; (b) the Reorganized Debtors; (c) any official committees appointed in the Chapter 11 Cases and each of their respective members; (d) the Ad Hoc Noteholder Group and each of its members; (e) the Consenting Stakeholders; (f) the Agents; (g) the Notes Trustee; (h) the DIP Lenders; (i) the Lender Swap Counterparties; (j) the Backstop Commitment Parties; (k) the Exit Facility Secured Parties; and (l) each Related Party of each Entity in clauses (a) through (k); provided that no current or former Holder of Existing Interests in Gulfport Parent, each in their capacity as such, is an Exculpated Party unless such Holder is also a (y) current director, officer, or employee of a Debtor or an Affiliate of a Debtor; or (z) a Consenting Stakeholder.

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66. “Executory Contract” means a contract to which one or more of the Debtors is a party and that is subject to assumption or rejection under section 365 or 1123 of the Bankruptcy Code.

67. “Existing Common Stock” means existing common stock of Gulfport Parent.

68. “Existing Interests” means any Interest in Gulfport Parent.

69. “Exit Collateral Agent” means The Bank of Nova Scotia (or its designee), in its capacity as a collateral agent under and pursuant to the terms of the Exit Facility Documentation.

70. “Exit Facility” means, collectively, the Exit RBL/Term Loan A Facility and the Exit Term Loan B Facility.

71. “Exit Facility Agent” means, collectively, the Exit RBL/Term Loan A Facility Agent, the Exit Term Loan B Facility Agent, and the Exit Collateral Agent.

72. “Exit Facility Collateral” shall have the meaning ascribed to the term “Collateral” and any similar term in the Exit Facility Documentation, as applicable, which shall, from and after the Effective Date secure the Exit Facility pursuant to the Exit Facility Documentation on a first-priority basis.

73. “Exit Facility Documentation” means the Exit RBL/Term Loan A Facility Documentation, the Exit Term Loan B Facility Documentation, and the applicable collateral agency agreements, collateral documents, mortgages, deeds of trust, Uniform Commercial Code statements, and other loan documents governing the Exit Facility, the material documents of which shall be included in the Plan Supplement, and which shall be consistent with the Restructuring Support Agreement and subject to the Consenting Stakeholder Consent Rights.

74. “Exit Facility Loan Agreements” means those certain loan agreements memorializing the Exit Facility, which shall be entered into among one or more of the Debtors or the Reorganized Debtors (as applicable), certain affiliates thereof that are obligors under the Exit Facility, certain Exit Facility Agents, and the lenders thereunder.

75. “Exit Facility Secured Parties” means the Exit RBL/Term Loan A Facility Secured Parties and the Exit Term Loan B Facility Secured Parties.

76. “Exit Facility Term Sheet” means the term sheet attached as Exhibit F to the Restructuring Support Agreement.

77. “Exit RBL/Term Loan A Facility” means the first lien reserve-based revolving credit facility with an initial borrowing base of $580 million, and the term loan facility in the aggregate amount determined in accordance with the Plan and Restructuring Support Agreement, each of which shall be on such terms as set forth in the Exit RBL/Term Loan A Facility Documentation, consistent with the Restructuring Support Agreement and subject to the Consenting Stakeholder Consent Rights.

78. “Exit RBL/Term Loan A Facility Agent” means The Bank of Nova Scotia (or any successor thereto), as administrative agent under the Exit RBL/Term Loan A Facility, solely in its capacity as such.

79. “Exit RBL/Term Loan A Facility Documentation” means, in connection with the Exit RBL/Term Loan A Facility, the applicable credit agreements, collateral documents, mortgages, deeds of trust Uniform Commercial Code statements, and other loan documents governing the Exit RBL/Term Loan A Facility, the material documents of which shall be included in the Plan Supplement, consistent with the Restructuring Support Agreement and subject to the Consenting Stakeholder Consent Rights.

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80. “Exit RBL/Term Loan A Facility Secured Parties” means the lenders under the Exit RBL/Term Loan A Facility (including banks, financial institutions, institutional lenders, or other entities serving as agents, arrangers, book-runners, and/or letter of credit issuers thereto, each solely in their capacity as such).

81. “Exit Term Loan B Facility” means the new last-out term loan lending facility in the aggregate amount determined in accordance with the Plan and Restructuring Support Agreement, which shall be on such terms as set forth in the Exit Term Loan B Facility Documentation.

82. “Exit Term Loan B Facility Agent” means The Bank of Nova Scotia (or any successor thereto), as administrative agent under the Exit Term Loan B Facility, solely in its capacity as such.

83. “Exit Term Loan B Facility Documentation” means, in connection with the Exit Term Loan B Facility, the applicable credit agreements, collateral documents, mortgages, deeds of trust, Uniform Commercial Code statements, and other loan documents governing the Exit Term Loan B Facility, the material documents of which shall be included in the Plan Supplement, and which shall be consistent with the Restructuring Support Agreement and subject to the Consenting Stakeholder Consent Rights.

84. “Exit Term Loan B Facility Secured Parties” means the lenders under the Exit Term Loan B Facility, including banks, financial institutions, institutional lenders, or other entities serving as agents, arrangers, bookrunners, and/or letter of credit issuers thereto, each solely in their capacity as such.

85. “Federal Judgment Rate” means the federal judgment rate in effect as of the Petition Date.

86. “File,” “Filed,” or “Filing” means file, filed, or filing with the Bankruptcy Court or its authorized designee in the Chapter 11 Cases.

87. “Final Order” means, as applicable, an order or judgment of the Bankruptcy Court, or other court of competent jurisdiction with respect to the relevant subject matter, that has not been reversed, stayed, modified, or amended, and as to which the time to appeal, seek certiorari, or move for a new trial, reargument, or rehearing has expired and as to which no appeal, petition for certiorari, or other proceeding for a new trial, reargument, or rehearing has been timely taken; or as to which, any appeal that has been taken or any petition for certiorari that has been or may be filed has been withdrawn with prejudice, resolved by the highest court to which the order or judgment could be appealed or from which certiorari could be sought, or the new trial, reargument, or rehearing has been denied, resulted in no stay pending appeal or modification of such order, or has otherwise been dismissed with prejudice; provided that the possibility that a motion under Rule 60 of the Federal Rules of Civil Procedure, or any analogous rule under the Bankruptcy Rules, may be filed with respect to such order will not preclude such order from being a Final Order.

88. “First Lien Adequate Protection Claims” means the adequate protection Claims granted to the RBL Agent for the benefits of the RBL Lenders pursuant to the DIP Orders.

89. “General Unsecured Claim” means any Unsecured Claim against any of the Debtors, other than: (a) an Administrative Claim; (b) a Priority Tax Claim; (c) an Other Priority Claim; or (d) an Intercompany Claim. For the avoidance of doubt, General Unsecured Claims include (x) Notes Claims, (y) Claims resulting from the rejection of Executory Contracts and Unexpired Leases, and (z) Unsecured Claims resulting from litigation against one or more of the Debtors.

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90. “Governmental Unit” has the meaning set forth in section 101(27) of the Bankruptcy Code.

91. “Gulfport Subsidiaries” means collectively, all Debtors other than Gulfport Parent.

92. “Gulfport Subsidiaries Equity Pool” means New Common Stock in an amount equal to 94% of all New Common Stock, subject to dilution by the Management Incentive Plan and any conversion of New Preferred Stock into New Common Stock.

93. “Gulfport Parent” means Debtor Gulfport Energy Corporation, a Delaware limited liability company.

94. “Gulfport Parent Equity Pool” means New Common Stock in an amount equal to 6% of all New Common Stock, subject to dilution by the Management Incentive Plan and any conversion of New Preferred Stock into New Common Stock.

95. “Hedging Order” has the meaning ascribed to it in the Restructuring Support Agreement.

96. “Holder” means an Entity holding a Claim against or an Interest in any Debtor, as applicable.

97. “Impaired” means with respect to a Class of Claims or Interests, a Class of Claims or Interests that is impaired within the meaning of section 1124 of the Bankruptcy Code.

98. “Initial MIP Allocation” means, with respect to (a) David Wood, 28%, (b) Patrick Craine, 20%, (c) Quentin Hicks, 20%, (d) Donnie Moore, 20%, (e) R.J. Moses, 4%, (f) Michael Sluiter, 4% and (g) Lester Zitkus, 4%.

99. “Intercompany Claim” means any Claim held by a Debtor or Affiliate of a Debtor against another Debtor or Affiliate of a Debtor.

100. “Intercompany Interest” means other than an Interest in Gulfport Parent, any Interest in one Debtor held by another Debtor.

101. “Interest” means any equity security (as defined in section 101(16) of the Bankruptcy Code) in any Debtor and any other rights, options, warrants, rights, restricted stock awards, performance share awards, performance share units, stock appreciation rights, phantom stock rights, stock-settled restricted stock units, cash-settled restricted stock units, or other securities or agreements to acquire the common stock, preferred stock, limited liability company interests, or other equity, ownership, or profits interests of any Debtor (whether or not arising under or in connection with any employment agreement, separation agreement, or employee incentive plan or program of a Debtor as of the Petition Date and whether or not certificated, transferable, preferred, common, voting, or denominated “stock” or similar security).

102. “Interim Compensation Order” means the Order Establishing Procedures for Interim Compensation and Reimbursement of Expenses for Professionals [Docket No. [●]] (as amended, modified, or supplemented from time to time in accordance with the terms thereof).

103. “Judicial Code” means title 28 of the United States Code, 28 U.S.C. §§ 1–4001, as amended from time to time.

104. “Law” means any federal, state, local, or foreign law (including common law), statute, code, ordinance, rule, regulation, order, ruling, or judgment, in each case, that is validly adopted, promulgated, issued, or entered by a governmental authority of competent jurisdiction (including the Bankruptcy Court).

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105. “L/C Issuing Bank” means any issuer of letters of credit under the RBL Credit Agreement or the DIP Credit Agreement, or any successor issuer of letters of credit thereunder.

106. “Lender Swap Counterparty” has the meaning ascribed to it in the Hedging Order.

107. “Lien” has the meaning set forth in section 101(37) of the Bankruptcy Code.

108. “Management Incentive Plan” means an incentive plan for certain participating employees of the Reorganized Debtors, to be established and implemented in accordance with Article IV.P of the Plan and consistent with the Restructuring Support Agreement and subject to the Consenting Stakeholder Consent Rights. The Management Incentive Plan will reserve for issuance a number of shares of New Common Stock equal to the Management Incentive Plan Pool, which will dilute all of the New Common Stock equally.

109. “Management Incentive Plan Participants” means David Wood, Patrick Craine, Quentin Hicks, Donnie Moore, R.J. Moses, Michael Sluiter, and Lester Zitkus.

110. “Management Incentive Plan Pool” means the pool of shares of New Common Stock representing (on a fully diluted and fully distributed basis) 10 percent of the total New Common Stock of the Reorganized Debtors, which is reserved for distribution to participants in the Management Incentive Plan.

111. “Midship” means Midship Pipeline Company, LLC, Cheniere Energy, LLC, and their direct and indirect subsidiaries and affiliates.

112.  “MIP Employment Agreements” means the (1) Employment Agreement by and between Gulfport Energy Corporation and David M. Wood, effective August 1, 2019, (2) Employment Agreement by and between Gulfport Energy Corporation and Donnie Moore, effective July 31, 2019, (3) Employment Agreement by and between Gulfport Energy Corporation and Quentin Hicks, effective August 26, 2019, and (4) Employment Agreement by and between Gulfport Energy Corporation and Patrick K. Craine, effective August 1, 2019, and (5) the employment agreements to be entered into on or prior to the Effective Date by Gulfport Energy Corporation and R.J. Moses, Michael Sluiter, and Lester Zitkus, which shall be on substantially the same terms as the other MIP Employment Agreements, making adjustments for such employee’s compensation as applicable; provided that with respect to any MIP Employment Agreement in (5), the applicable severance to be paid upon a change of control or termination without cause or for good reason shall be equivalent to one year of base compensation plus target bonus.

113. “New Board” means the board of directors or the board of managers, as applicable, of Reorganized Gulfport Parent.

114. “New Common Stock” means the common stock of Reorganized Gulfport Parent.

115. “New Organizational Documents” means the form of the certificates or articles of incorporation, bylaws, or such other applicable formation documents, of each of the Reorganized Debtors.

116. “New Preferred Stock” means the preferred stock of Reorganized Gulfport Parent, which shall be consistent with the New Preferred Stock Term Sheet.

117. “New Preferred Stock Term Sheet” means that certain term sheet attached as Exhibit H to the Restructuring Support Agreement.

118. “New Unsecured Notes” means those certain unsecured notes in a principal amount of $550 million, which shall be issued pursuant to the New Unsecured Notes Indenture, and which shall be consistent with the Unsecured Notes Term Sheet and the Restructuring Support Agreement and subject to the Consenting Stakeholder Consent Rights.

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119. “New Unsecured Notes Documents” means, collectively, all agreements, indentures, documents (including security, collateral or pledge agreements or documents), letters of credit, mortgages or instruments to be executed or delivered in connection with the New Unsecured Notes, including the New Unsecured Notes Indenture.

120. “New Unsecured Notes Indenture” means the new indenture for the New Unsecured Notes.

121. “New Unsecured Notes Term Sheet” means that certain term sheet attached as Exhibit I to the Restructuring Support Agreement.

122. “Notes” means, collectively, the 2023 Notes, the 2024 Notes, the 2025 Notes, and the 2026 Notes.

123. “Notes Claim” means any Claim against any Debtor derived from, based upon, arising under, or relating to any of the Notes Indentures and any costs that are reimbursable by any Debtor pursuant to any of the Notes Indentures.

124. “Notes Indentures” means collectively, the 2023 Notes Indenture, the 2024 Notes Indenture, the 2025 Notes Indenture, and the 2026 Notes Indenture.

125. “Notes Trustee” means Wells Fargo Bank, N.A., solely in its capacity as trustee under the Notes Indentures, or any successor trustee under the Notes Indentures.

126. “Notes Trustee Charging Lien” means any Lien or priority of payment to which the Notes Trustee is entitled under the Notes Indentures against distributions to be made to Holders of Notes Claims for payment of any Notes Trustee Fees.

127. “Notes Trustee Fees” means all reasonable and documented compensation, fees, expenses, disbursements, and indemnity claims, including, without limitation, attorneys’ and agents’ fees, expenses and disbursements incurred by the Notes Trustee to the extent provided for under the Notes Indentures, whether arising before or after the Petition Date or before or after the Effective Date.

128. “Other Priority Claim” means any Claim, other than an Administrative Claim or a Priority Tax Claim, entitled to priority in right of payment under section 507(a) of the Bankruptcy Code.

129. “Other Secured Claim” means any Secured Claim other than an RBL Claim or a DIP Claim.

130. “Person” has the meaning set forth in section 101(41) of the Bankruptcy Code.

131. “Petition Date” means [●], 2020, the date on which the Debtors commenced the Chapter 11 Cases.

132. “Plan Distribution” means a payment or distribution to Holders of Allowed Claims, Allowed Interests, or other eligible Entities in accordance with the Plan.

133. “Plan Supplement” means the compilation of documents and forms of documents, agreements, schedules, and exhibits to the Plan (in each case, as may be altered, amended, modified, or supplemented from time to time in accordance with the terms hereof, and consistent with the Restructuring Support Agreement and subject to the Consenting Stakeholder Consent Rights and in accordance with the Bankruptcy Code and Bankruptcy Rules) to be Filed by the Debtors no later than seven days before the deadline set by the Disclosure Statement Order to object to the Plan or such later date as may be approved by the Bankruptcy Court on notice to parties in interest, including the following, as applicable: (a) the New Organizational Documents; (b) to the extent known, the identities of the members of the New Board; (c) the Schedule of Rejected Executory Contracts and Unexpired Leases; (d) the Schedule of Proposed Cure Amounts; (e) the Schedule of Retained Causes of Action; (f) the material form Exit Facility Loan Agreements; (g) the Restructuring Steps Memorandum; and (h) the New Unsecured Notes Indenture. The Debtors shall have the right to alter, amend, modify, or supplement the documents contained in the Plan Supplement up to the Effective Date as set forth in the Plan and in accordance with the Restructuring Support Agreement and subject to the Consenting Stakeholder Consent Rights. The Plan Supplement shall be deemed incorporated into and part of the Plan as if set forth herein in full, provided that in the event of a conflict between the Plan and the Plan Supplement, the Plan Supplement shall control in accordance with Article I.G.

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134. “Plan Value” means the per share price of the New Common Stock as determined by the Debtors in good faith in accordance with general valuation principles, in a manner and amount acceptable to the Required Consenting Noteholders.

135. “Priority Tax Claim” means any Claim of a Governmental Unit of the kind specified in section 507(a)(8) of the Bankruptcy Code.

136. “Pro Rata” means the proportion that an Allowed Claim or an Allowed Interest in a particular Class bears to the aggregate amount of Allowed Claims or Allowed Interests in that Class or the proportion of the Allowed Claims or Allowed Interests in a particular Class and other Classes entitled to share in the same recovery as such Allowed Claim or Allowed Interests under the Plan, unless otherwise indicated.

137. “Professional” means an Entity: (a) employed in the Chapter 11 Cases pursuant to a Bankruptcy Court order in accordance with sections 327, 328, 363, or 1103 of the Bankruptcy Code and to be compensated for services rendered prior to or as of the Confirmation Date, pursuant to sections 327, 328, 329, 330, or 331 of the Bankruptcy Code; or (b) awarded compensation and reimbursement by the Bankruptcy Court pursuant to section 503(b)(4) of the Bankruptcy Code.

138. “Professional Escrow Account” means an account funded by the Debtors with Cash on the Effective Date in an amount equal to the total estimated Professional Fee Amount.

139. “Professional Fee Amount” means the aggregate amount of Professional Fee Claims and other unpaid fees and expenses that Professionals estimate they have incurred or will incur in rendering services to the Debtors prior to and as of the Confirmation Date, which estimates Professionals shall deliver to the Debtors as set forth in Article II.C.3 of the Plan.

140. “Professional Fee Claim” means any Claim by a Professional for compensation for services rendered or reimbursement of expenses incurred by such Professionals through and including the Confirmation Date to the extent such fees and expenses have not been paid pursuant to an order of the Bankruptcy Court. To the extent the Bankruptcy Court denies or reduces by a Final Order any amount of a Professional’s requested fees and expenses, then the amount by which such fees or expenses are reduced or denied shall reduce the applicable Professional Fee Claim. For the avoidance of doubt, the Transaction Expenses shall not be considered Professional Fee Claims, and any such amounts shall be paid in accordance with the Restructuring Support Agreement, the DIP Orders, and the Plan, as applicable.

141. “Proof of Claim” means a proof of Claim Filed against any of the Debtors in the Chapter 11 Cases.

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142. “RBL Agent” means The Bank of Nova Scotia, solely in its capacity as administrative agent for the RBL Facility.

143. “RBL Claims” means any Claim against any Debtor derived from, based upon, or arising under the RBL Credit Agreement except Roll-Up DIP Claims.

144. “RBL Credit Agreement” means the Amended and Restated Credit Agreement, dated as of December 27, 2013, by and among Gulfport Parent, as borrower, the Bank of Nova Scotia, as administrative agent and issuing bank, the Bank of Nova Scotia, KeyBank National Association, and PNC Bank, National Association, as joint lead arrangers and joint bookrunners, KeyBank National Association and PNC Bank, National Association, as co-syndication agents, Credit Suisse AG, Cayman Islands Branch, Wells Fargo Bank, N.A., and Barclays Bank PLC, as co-documentation agents, and each of the lenders party thereto, as amended by that certain First Amendment, dated as of April 23, 2014, that certain Second Amendment, dated as of November 26, 2014, that certain Third Amendment, dated as of April 10, 2015, that certain Fourth Amendment and Limited Consent and Waiver dated as of May 29, 2015, that certain Fifth Amendment dated as of September 18, 2015, that certain Sixth Amendment dated as of February 19, 2016, that certain Seventh Amendment dated as of December 13, 2016, that certain Eighth Amendment dated as of March 29, 2017, that certain Ninth Amendment dated as of May 4, 2017, that certain Tenth Amendment dated as of October 4, 2017, that certain Eleventh Amendment dated as of November 21, 2017, that certain Twelfth Amendment dated as of May 21, 2018, that certain Thirteenth Amendment dated as of November 28, 2018, and that certain Fourteenth Amendment dated as of June 3, 2019, that certain Fifteenth Amendment, dated as of May 1, 2020, and that certain Sixteenth Amendment, dated as of July 27, 2020, and as further amended, amended and restated, supplemented, or otherwise modified from time to time.

145. “RBL/DIP Preserved Rights” means the rights contemplated by Sections 2.03(c), 11.04(a), 11.04(b) and 11.04(c) of the RBL Credit Agreement and of the DIP Credit Agreement for indemnity in favor of the RBL Agent and the DIP Agent, respectively, and reimbursement in favor of L/C Issuing Banks, as applicable.

146. “RBL Facility” means the senior secured credit facility established under the RBL Credit Agreement.

147. “RBL Lenders” means the lenders party to the RBL Facility from time to time.

148. “Reinstate,” “Reinstated,” or “Reinstatement” means with respect to a Claim or Interest, that the Claim or Interest shall be rendered Unimpaired in accordance with section 1124 of the Bankruptcy Code.

149. “Related Party” means, collectively, with respect to an Entity, (a) such Entity’s current and former Affiliates and (b) such Entity’s and such Entity’s current and former Affiliates’ directors, managers, officers, shareholders, equity holders (regardless of whether such interests are held directly or indirectly), affiliated investment funds or investment vehicles, predecessors, participants, successors, assigns (whether by operation of law or otherwise), subsidiaries, current, former, and future associated entities, managed or advised entities, accounts or funds, partners, limited partners, general partners, principals, members, management companies, fund advisors, fiduciaries, trustees, employees, agents (including any Disbursing Agent), advisory board members, financial advisors, attorneys, accountants, investment bankers, consultants, other representatives, and other professionals, representatives, advisors, predecessors, successors, and assigns, each solely in their capacities as such, and the respective heirs, executors, estates, servants and nominees of the foregoing.

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150. “Released Claims” means any claim or interest that have been released, satisfied, stayed, terminated, discharged, or are subject to compromise and settlement pursuant to the Plan.

151. “Released Parties” means, collectively, and in each case in its capacity as such: (a) the Debtors; (b) the Reorganized Debtors; (c) any official committees appointed in the Chapter 11 Cases and each of their members; (d) the Ad Hoc Noteholder Group and each of its members; (e) the Consenting Stakeholders; (f) the Agents; (g) the Notes Trustee; (h) the RBL Lenders; (i) the DIP Lenders; (j) the Exit Facility Secured Parties; (k) the L/C Issuing Banks; (l) the Lender Swap Counterparties; (m) the Backstop Commitment Parties; (n) all Releasing Parties; (o) each Related Party of each Entity in clauses (a) through (n); provided, that any Holder of a Claim or Interest that opts out of the releases contained in the Plan shall not be a “Released Party;” provided, further, that notwithstanding anything in the Plan or the Plan Supplement to the contrary, neither Midship nor any of its Related Parties shall be a “Released Party.”

152. “Releasing Parties” means, collectively, and in each case in its capacity as such: (a) the Debtors; (b) the Reorganized Debtors; (c) any official committees appointed in the Chapter 11 Cases and each of their members; (d) the Ad Hoc Noteholder Group and each of its members; (e) the Consenting Stakeholders; (f) the Agents; (g) the Notes Trustee; (h) the RBL Lenders; (i) the DIP Lenders; (j) the Exit Facility Secured Parties; (k) the L/C Issuing Banks; (l) the Lender Swap Counterparties; (m) the Backstop Commitment Parties; (n) all Holders of Claims or Interests who vote to accept the Plan; (o)  all Holders of Claims or Interests that are deemed to accept the Plan and who do not opt out of the releases in the Plan; (p) all Holders of Claims or Interests that are deemed to reject the Plan and who do not opt out of the releases in the Plan; (q) all Holders of Claims or Interests who abstain from voting on the Plan and who do not opt out of the releases in the Plan; (r) all Holders of Claims or Interests who vote to reject the Plan and who do not opt out of the releases in the Plan; (s) each Related Party of each Entity in clause (a) through (r); provided, that for the avoidance of doubt, no Holder of a Claim that is party to or has otherwise signed the Restructuring Support Agreement may opt out of the releases.

153. “Reorganized Debtors” means the Debtors, as reorganized pursuant to and under the Plan, on and after the Effective Date, or any successors or assigns thereto.

154. “Reorganized Gulfport Parent” means Gulfport Parent, as reorganized pursuant to and under the Plan, on and after the Effective Date, or any successor or assign thereto.

155. “Required Consenting Noteholders” has the meaning set forth in the Restructuring Support Agreement.

156. “Required Consenting RBL Lenders” has the meaning set forth in the Restructuring Support Agreement.

157. “Required Consenting Stakeholders” has the meaning set forth in the Restructuring Support Agreement.

158. “Restructuring Steps Memorandum” means the summary of transaction steps to complete the restructuring contemplated by the Plan, which shall be included in the Plan Supplement.

159. “Restructuring Support Agreement” means that certain Restructuring Support Agreement, entered into and dated as of [●], by and among the Debtors and the Consenting Stakeholders, including all exhibits, schedules, and other attachments thereto, as such agreement may be amended, modified, or supplemented from time to time, solely in accordance with its terms thereof.

160. “Restructuring Transactions” means the mergers, amalgamations, consolidations, arrangements, continuances, restructurings, transfers, conversions, dispositions, liquidations, dissolutions, or other corporate transactions described in, approved by, contemplated by, or undertaken to implement the Plan subject to the Consenting Stakeholder Consent Rights.

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161. “Rights Offering” means the rights offering of at least $50 million in net proceeds to purchase of New Preferred Stock at a per share purchase price of $[●], to be conducted pursuant to the Backstop Commitment Agreement and the Rights Offering Procedures, as further detailed in Article IV.D.3 of the Plan

162. “Rights Offering Documents” means, collectively, any and all agreements, documents, and instruments delivered or entered into in connection with the Rights Offering, including the Rights Offering Procedures.

163. “Rights Offering Procedures” means those certain rights offering procedures that are attached to the Disclosure Statement as Exhibit [●].

164. “Rights Offering Stock” means New Preferred Stock to be issued pursuant to the Rights Offering.

165. “Rights Offering Subscription Rights” means the rights to purchase the Rights Offering Stock pursuant to the Rights Offering.

166. “Roll-Up DIP Claims” means RBL Claims rolled-up pursuant to the terms of the DIP Loan Documents in an aggregate amount of $157.5 million.

167. “Royalty and Working Interests” means the working interests granting the Holder thereof the right to exploit oil and gas and associated hydrocarbons, and the royalties and mineral interests in the production of hydrocarbons; but, in each case, only to the extent that the applicable interest is considered an interest in real property under applicable law.

168. “Schedule of Proposed Cure Amounts” means any schedule (including any amendments, supplements, or modifications thereto) of the Debtors’ proposed Cure amounts (if any) with respect to each of the Executory Contracts and Unexpired Leases to be assumed by the Debtors pursuant to the Plan.

169. “Schedule of Rejected Executory Contracts and Unexpired Leases” means the schedule (including any amendments, supplements, or modifications thereto) of Executory Contracts and Unexpired Leases to be rejected by the Debtors pursuant to the Plan, which schedule shall be included in the Plan Supplement.

170. “Schedule of Retained Causes of Action” means the schedule of Causes of Action that shall vest in the Reorganized Debtors on the Effective Date, which, for the avoidance of doubt, shall not include any of the Causes of Action that are settled, released, or exculpated under the Plan.

171. “SEC” means the United States Securities and Exchange Commission.

172. “Section 510(b) Claim” means any Claim subject to subordination under section 510(b) of the Bankruptcy Code.

173. “Secured Claim” means a Claim that is: (a) secured by a Lien on property in which any of the Debtors has an interest, which Lien is valid, perfected, and enforceable pursuant to applicable law or by reason of a Bankruptcy Court order, or that is subject to a valid right of setoff pursuant to section 553 of the Bankruptcy Code, to the extent of the value of the creditor’s interest in the Debtors’ interest in such property or to the extent of the amount subject to setoff, as applicable, as determined pursuant to section 506(a) of the Bankruptcy Code; or (b) Allowed pursuant to the Plan, or separate order of the Bankruptcy Court, as a secured claim.

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174. “Securities Act” means the Securities Act of 1933, as amended, 15 U.S.C. §§ 77a–77aa, together with the rules and regulations promulgated thereunder, as amended from time to time, or any similar federal, state, or local law.

175. “Security” means any security, as defined in section 2(a)(1) of the Securities Act.

176. “Solicitation Agent” means Epiq Corporate Restructuring, LLC, the notice, claims, and solicitation agent proposed to be retained by the Debtors in the Chapter 11 Cases.

177. “Solicitation Materials” means, collectively, the solicitation materials with respect to the Plan.

178. “Transaction Expenses” means, collectively, the Notes Trustee Fees and all reasonable and documented fees, expenses, and disbursements of the advisors to the Consenting Stakeholders with respect to the efforts to implement the Restructuring Transactions and not previously paid by, or on behalf of, the Debtors or Reorganized Debtors, including: (a) Paul, Weiss, Rifkind, Wharton & Garrison LLP; (b) Houlihan Lokey, Inc.; (c) Opportune LLP; (d) Latham & Watkins, LLP; (e) local counsel in each applicable jurisdiction; and (f) other professionals, advisors, and experts engaged from time to time by or on behalf of the Consenting Stakeholders.

179. “U.S. Trustee” means the United States Trustee for the Southern District of Texas.

180. “Unclaimed Distribution” means any distribution under the Plan on account of an Allowed Claim or Allowed Interest to a Holder that has not: (a) accepted a particular distribution or, in the case of distributions made by check, negotiated such check within 180 calendar days of receipt; (b) given notice to the Reorganized Debtors of an intent to accept a particular distribution within 180 calendar days of receipt; (c) responded to the Debtors’ or Reorganized Debtors’ requests for information necessary to facilitate a particular distribution prior to the deadline included in such request for information; or (d) timely taken any other action necessary to facilitate such distribution.

181. “Unexpired Lease” means a lease of nonresidential real property to which one or more of the Debtors is a party that is subject to assumption or rejection under section 365 of the Bankruptcy Code.

182. “Unimpaired” means with respect to a Class of Claims or Interests, a Class of Claims or Interests that is unimpaired within the meaning of section 1124 of the Bankruptcy Code.

183. “Unsecured Claim” means any Claim that is not a Secured Claim.

184. “Voting Report” means the report certifying the methodology for the tabulation of votes and result of voting under the Plan.

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B. Rules of Interpretation.

For purposes of the Plan: (1) in the appropriate context, each term, whether stated in the singular or the plural, shall include both the singular and the plural, and pronouns stated in the masculine, feminine, or neuter gender shall include the masculine, feminine, and the neuter gender; (2) unless otherwise specified, any reference herein to an existing document, schedule, or exhibit, whether or not Filed, having been Filed or to be Filed shall mean that document, schedule, or exhibit, as it may thereafter be amended, modified, or supplemented in accordance with the Restructuring Support Agreement, Plan, or Confirmation Order, as applicable; (3) any reference to an Entity as a Holder of a Claim or Interest includes that Entity’s successors and assigns; (4) unless otherwise specified, all references herein to “Articles” are references to Articles hereof; (5) unless otherwise specified, all references herein to exhibits are references to exhibits in the Plan Supplement; (6) unless otherwise specified, the words “herein,” “hereof,” and “hereto” refer to the Plan in its entirety rather than to a particular portion of the Plan; (7) subject to the provisions of any contract, charters, bylaws, partnership agreements, limited liability company agreements, operating agreements, or other organizational documents or shareholders’ agreements, as applicable, instrument, release, or other agreement or document entered into in connection with the Plan, the rights and obligations arising pursuant to the Plan shall be governed by, and construed and enforced in accordance with the applicable Law, including the Bankruptcy Code and Bankruptcy Rules; (8) any immaterial effectuating provisions may be interpreted by the Debtors or the Reorganized Debtors in such a manner that is consistent with the overall purpose and intent of the Plan all without further notice to or action, order, or approval of the Bankruptcy Court or any other Entity; (9) unless otherwise specified herein, the rules of construction set forth in section 102 of the Bankruptcy Code shall apply; (10) any term used in capitalized form herein that is not otherwise defined but that is used in the Bankruptcy Code or the Bankruptcy Rules shall have the meaning assigned to that term in the Bankruptcy Code or the Bankruptcy Rules, as the case may be; (11) all references to docket numbers of documents Filed in the Chapter 11 Cases are references to the docket numbers under the Bankruptcy Court’s CM/ECF system; (12) all references to statutes, regulations, orders, rules of courts, and the like shall mean as amended from time to time, and as applicable to the Chapter 11 Cases, unless otherwise stated; (13) references to “Proofs of Claim,” “Holders of Claims,” “Disputed Claims,” and the like shall include “Proofs of Interest,” “Holders of Interests,” “Disputed Interests,” and the like, as applicable; (14) captions and headings are inserted for convenience of reference only and are not intended to be a part of or to affect the interpretation of the Plan; (15) references to “shareholders,” “directors,” and/or “officers” shall also include “members” and/or “managers,” as applicable, as such terms are defined under the applicable state limited liability company laws; and (16) all references herein to consent, acceptance, or approval may be conveyed by counsel for the respective Person or Entity that have such consent, acceptance, or approval rights, including by electronic mail.

C. Computation of Time.

Unless otherwise specifically stated herein, the provisions of Bankruptcy Rule 9006(a) shall apply in computing any period of time prescribed or allowed herein. If the date on which a transaction may occur pursuant to the Plan shall occur on a day that is not a Business Day, then such transaction shall instead occur on the next succeeding Business Day. Any action to be taken on the Effective Date may be taken on or as soon as reasonably practicable after the Effective Date.

D. Governing Law.

Except to the extent a rule of law or procedure is supplied by federal law (including the Bankruptcy Code or Bankruptcy Rules), and subject to the provisions of any contract, lease, instrument, release, indenture, or other agreement or document entered into expressly in connection herewith, the rights and obligations arising hereunder shall be governed by, and construed and enforced in accordance with, the laws of the State of New York, without giving effect to conflict of laws principles.

E. Reference to Monetary Figures.

All references in the Plan to monetary figures shall refer to currency of the United States of America, unless otherwise expressly provided herein.

F. Reference to the Debtors or the Reorganized Debtors.

Except as otherwise specifically provided in the Plan to the contrary, references in the Plan to the Debtors or the Reorganized Debtors shall mean the Debtors and the Reorganized Debtors, as applicable, to the extent the context requires.

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G. Controlling Document.

In the event of an inconsistency between the Plan and the Disclosure Statement, the terms of the Plan shall control in all respects. In the event of an inconsistency between the Plan and the Plan Supplement, the terms of the relevant provision in the Plan Supplement shall control (unless stated otherwise in such Plan Supplement document or in the Confirmation Order). In the event of an inconsistency between the Confirmation Order and the Plan, including the Plan Supplement, or the Disclosure Statement, the Confirmation Order shall control.

H. Consultation, Information, Notice, and Consent Rights.

Notwithstanding anything herein to the contrary, any and all consultation, information, notice, and consent rights of the parties to the Restructuring Support Agreement set forth in the Restructuring Support Agreement (including the Consenting Stakeholder Consent Rights), with respect to the form and substance of the Plan, all exhibits to the Plan, the Plan Supplement, and all other Definitive Documents, including any amendments, restatements, supplements, or other modifications to such agreements and documents, and any consents, waivers, or other deviations under or from any such documents, shall be incorporated herein by this reference (including to the applicable definitions in Article I.A hereof) and fully enforceable as if stated in full herein.

Failure to reference the rights referred to in the immediately preceding paragraph as such rights relate to any document referenced in the Restructuring Support Agreement shall not impair such rights or obligations.

Article II.
ADMINISTRATIVE CLAIMS, DIP CLAIMS,
PRIORITY CLAIMS, and Restructuring Expenses

In accordance with section 1123(a)(1) of the Bankruptcy Code, Administrative Claims, Professional Fee Claims, DIP Claims, and Priority Tax Claims have not been classified and, thus, are excluded from the Classes of Claims and Interests set forth in Article III hereof.

A. Administrative Claims.

Except with respect to the Professional Fee Claims and Claims for fees and expenses pursuant to section 1930 of chapter 123 of title 28 of the United States Code, and except to the extent that a Holder of an Allowed Administrative Claim and the Debtors against which such Allowed Administrative Claim is asserted agree to less favorable treatment for such Holder, or such Holder has been paid by any Debtor on account of such Allowed Administrative Claim prior to the Effective Date, each Holder of such an Allowed Administrative Claim will receive in full and final satisfaction of its Allowed Administrative Claim an amount of Cash equal to the amount of such Allowed Administrative Claim in accordance with the following: (1) if an Administrative Claim is Allowed on or prior to the Effective Date, on the Effective Date or as soon as reasonably practicable thereafter (or, if not then due, when such Allowed Administrative Claim is due or as soon as reasonably practicable thereafter); (2) if such Administrative Claim is not Allowed as of the Effective Date, no later than thirty days after the date on which an order allowing such Administrative Claim becomes a Final Order, or as soon as reasonably practicable thereafter; (3) if such Allowed Administrative Claim is based on liabilities incurred by the Debtors in the ordinary course of their business after the Petition Date, in accordance with the terms and conditions of the particular transaction giving rise to such Allowed Administrative Claim without any further action by the Holder of such Allowed Administrative Claim; (4) at such time and upon such terms as may be agreed upon by such Holder and the Debtors or the Reorganized Debtors, as applicable; or (5) at such time and upon such terms as set forth in an order of the Bankruptcy Court.

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Holders of Administrative Claims that are required to File and serve a request for payment of such Administrative Claims by the Administrative Claims Bar Date that do not File and serve such a request by the Administrative Claims Bar Date shall be forever barred, estopped, and enjoined from asserting such Administrative Claims against the Debtors or the Reorganized Debtors, and such Administrative Claims shall be deemed compromised, settled, and released as of the Effective Date.

B. DIP Claims.

On the Effective Date, the DIP Facility shall be indefeasibly converted into the Exit Facility, and all commitments under the DIP Credit Agreement shall terminate. Except to the extent that a Holder of an Allowed DIP Claim agrees to less favorable treatment, in full and final satisfaction, settlement, release, and discharge of, and in exchange for, each Allowed DIP Claim (subject to the last sentence of this Article II.B), each Holder of an Allowed DIP Claim shall receive its Pro Rata share of participation in the Exit RBL/Term Loan A Facility in accordance with the Exit Facility Credit Documentation; provided, however, that to the extent the aggregate principal amount of the Exit Facilities on the Effective Date is more than $580 million, each Holder of an Allowed DIP Claim on account of the New Money Facility (as defined in the DIP Credit Agreement), and following the indefeasible payment in full of such Claims, on account of the Roll Up Facility (as defined in the DIP Credit Agreement), shall receive a Pro Rata share of a distribution in Cash in an amount sufficient to reduce the aggregate principal amount of the Exit Facilities on the Effective Date to $580 million; provided, further, that in the event the Debtors elect not to consummate the Exit Facility, the Debtors shall indefeasibly pay the DIP Facility in full in cash or provide such other treatment, solely with respect to the Roll Up Facility, as is agreed by the Majority Lenders (as defined in the DIP Credit Agreement) in their sole direction; provided, for the avoidance of doubt, that the Allowed DIP Claims on account of the New Money Facility shall be paid in full in cash unless the Holder of such Claims consents otherwise in writing. Upon the indefeasible satisfaction in full of the DIP Claims and termination of all commitments under the DIP Credit Agreement in accordance with the terms of this Article II.B, on the Effective Date all Liens and security interests granted to secure such DIP Claims shall be automatically terminated and of no further force and effect, without any further notice to or action, order, or approval of the Bankruptcy Court or any other Entity.

C. Professional Fee Claims.

1. Final Fee Applications and Payment of Professional Fee Claims.

All final requests for payment of Professional Fee Claims for services rendered and reimbursement of expenses incurred prior to the Effective Date must be Filed no later than forty-five days after the Effective Date. The Bankruptcy Court shall determine the Allowed amounts of such Professional Fee Claims after notice and a hearing in accordance with the procedures established by the Bankruptcy Court, including the Interim Compensation Order. The Reorganized Debtors shall pay Professional Fee Claims in Cash in the amount the Bankruptcy Court Allows, including from the Professional Escrow Account, as soon as reasonably practicable after such Professional Fee Claims are Allowed, and which Allowed amount shall not be subject to disallowance, setoff, recoupment, subordination, recharacterization, or reduction of any kind, including pursuant to section 502(d) of the Bankruptcy Code. To the extent that funds held in the Professional Escrow Account are insufficient to satisfy the amount of Professional Fee Claims owing to the Professionals, such Professionals shall have an Allowed Administrative Claim for any such deficiency, which shall be satisfied in accordance with Article II.A of the Plan.

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2. Professional Escrow Account.

No later than the Effective Date, the Debtors shall establish and fund the Professional Escrow Account with Cash equal to the Professional Fee Amount. The Professional Escrow Account shall be maintained in trust solely for the Professionals until all Professional Fee Claims Allowed by the Bankruptcy Court have been irrevocably paid in full pursuant to one or more Final Orders. Such funds shall not be considered property of the Debtors’ Estates. The amount of Allowed Professional Fee Claims shall be paid in Cash to the Professionals by the Reorganized Debtors from the Professional Escrow Account as soon as reasonably practicable after such Professional Fee Claims are Allowed. When all such Allowed Professional Fee Claims have been paid in full, any remaining amount in the Professional Escrow Account shall promptly be transferred to the Reorganized Debtors without any further notice to or action, order, or approval of the Bankruptcy Court.

3. Professional Fee Amount.

Professionals shall reasonably estimate their unpaid Professional Fee Claims and other unpaid fees and expenses incurred in rendering services to the Debtors before and as of the Effective Date, and shall deliver such estimate to the Debtors no later than five days before the Effective Date; provided that such estimate shall not be deemed to limit the amount of the fees and expenses that are the subject of each Professional’s final request for payment in the Chapter 11 Cases. If a Professional does not provide an estimate, the Debtors or the Reorganized Debtors may estimate the unpaid and unbilled fees and expenses of such Professional.

4. Post-Confirmation Fees and Expenses.

Except as otherwise specifically provided in the Plan, from and after the Confirmation Date, the Debtors shall, in the ordinary course of business and without any further notice to or action, order, or approval of the Bankruptcy Court, pay in Cash the reasonable and documented legal, professional, or other fees and expenses incurred by the Debtors. Upon the Confirmation Date, any requirement that Professionals comply with sections 327 through 331, 363, and 1103 of the Bankruptcy Code or the Interim Compensation Order in seeking retention or compensation for services rendered after such date shall terminate, and the Debtors may employ and pay any Professional in the ordinary course of business without any further notice to or action, order, or approval of the Bankruptcy Court.

D. Priority Tax Claims.

Except to the extent that a Holder of an Allowed Priority Tax Claim agrees to less favorable treatment, in full and final satisfaction, settlement, release, and discharge of, and in exchange for, each Allowed Priority Tax Claim, each Holder of such Allowed Priority Tax Claim shall be treated in accordance with the terms set forth in section 1129(a)(9)(C) of the Bankruptcy Code.

E. Payment of Statutory Fees.

All fees payable pursuant to section 1930(a) of the Judicial Code, as determined by the Bankruptcy Court at a hearing pursuant to section 1128 of the Bankruptcy Code, shall be paid by each of the Reorganized Debtors (or the Disbursing Agent on behalf of each of the Reorganized Debtors) for each quarter (including any fraction thereof) until the earlier of entry of a final decree closing such Chapter 11 Cases or an order of dismissal or conversion, whichever comes first.

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F. Transaction Expenses.

The Transaction Expenses incurred, or estimated to be incurred, up to and including the Effective Date shall be paid in full in Cash on the Effective Date (to the extent not previously paid prior to or during the course of the Chapter 11 Cases in accordance with the terms of the Restructuring Support Agreement or any Final Order of the Bankruptcy Court) without any requirement: (1) to file a fee application with the Bankruptcy Court; (2) for review or approval by the Bankruptcy Court or any other party; or (3) to provide itemized time detail. All Transaction Expenses to be paid on the Effective Date shall be estimated as of the Effective Date and such estimates shall be delivered to the Debtors at least two Business Days before the anticipated Effective Date; provided that such estimates shall not be considered an admission or limitation with respect to such Transaction Expenses. In addition, the Debtors and Reorganized Debtors (as applicable) shall continue to pay Transaction Expenses related to implementation, consummation, and defense of the Plan after the Effective Date when due and payable in the ordinary course, whether incurred before, on, or after the Effective Date without any requirement: (1) to file a fee application with the Bankruptcy Court; (2) for review or approval by the Bankruptcy Court or any other party; or (3) to provide itemized time detail.

Article III.
CLASSIFICATION AND TREATMENt oF CLAIMS AND INTERESTS

A. Classification of Claims and Interests.

Except for the Claims addressed in Article II hereof, all Claims and Interests are classified in the Classes set forth below in accordance with sections 1122 and 1123(a)(1) of the Bankruptcy Code. A Claim or an Interest, or any portion thereof, is classified in a particular Class only to the extent that any portion of such Claim or Interest fits within the description of that Class and is classified in other Classes to the extent that any portion of the Claim or Interest fits within the description of such other Classes. A Claim or an Interest also is classified in a particular Class for the purpose of receiving distributions under the Plan only to the extent that such Claim or Interest is an Allowed Claim or Allowed Interest in that Class and has not been paid, released, or otherwise satisfied prior to the Effective Date.

The Plan constitutes a separate Plan for each of the Debtors, and the classification of Claims and Interests set forth herein shall apply separately to each of the Debtors (except for Class 4A General Unsecured Claims against Gulfport Parent, and Class 7 Existing Interests in Gulfport Parent, which shall only apply to Debtor Gulfport Parent, and Class 4B General Unsecured Claims against Gulfport Subsidiaries, which shall only apply to the Gulfport Subsidiary Debtors). All of the potential Classes for the Debtors are set forth herein. Voting tabulations for recording acceptances or rejections of the Plan shall be conducted on a Debtor-by-Debtor basis as set forth above.

Class	Claims and Interests	Status	Voting Rights
Class 1	Other Secured Claims	Unimpaired	Not Entitled to Vote (Presumed to Accept)
Class 2	Other Priority Claims	Unimpaired	Not Entitled to Vote (Presumed to Accept)
Class 3	RBL Claims	Impaired	Entitled to Vote
Class 4A	General Unsecured Claims Against Gulfport Parent (including Notes Claims against Gulfport Parent)	Impaired	Entitled to Vote
Class 4B	General Unsecured Claims Against Gulfport Subsidiaries	Impaired	Entitled to Vote
Class 5	Intercompany Claims	Unimpaired / Impaired	Not Entitled to Vote (Presumed to Accept or Deemed to Reject)
Class 6	Intercompany Interests	Unimpaired / Impaired	Not Entitled to Vote (Presumed to Accept or Deemed to Reject)
Class 7	Existing Interests in Gulfport Parent	Impaired	Not Entitled to Vote (Deemed to Reject)
Class 8	Section 510(b) Claims	Impaired	Not Entitled to Vote (Deemed to Reject)

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B. Treatment of Claims and Interests.

Each Holder of an Allowed Claim or Allowed Interest, as applicable, shall receive under the Plan the treatment described below in full and final satisfaction, settlement, release, and discharge of and in exchange for such Holder’s Allowed Claim or Allowed Interest, as applicable, except to the extent different treatment is agreed to in writing by the Debtors or the Reorganized Debtors, as applicable, and the Holder of such Allowed Claim or Allowed Interest, as applicable. Unless otherwise indicated, the Holder of an Allowed Claim or Allowed Interest, as applicable, shall receive such treatment on the Effective Date (or, if payment is not then due, in accordance with such Claim’s or Interest’s terms in the ordinary course of business) or as soon as reasonably practicable thereafter.

1. Class 1 – Other Secured Claims

(a)	Classification: Class 1 consists of all Allowed Other Secured Claims.

(b)	Treatment: Each Holder of an Allowed Other Secured Claim shall receive, at the option of the applicable Debtor, with the consent of the Required Consenting Stakeholders (such consent not to be unreasonably withheld):

(i)	payment in full in Cash of its Allowed Other Secured Claim;

(ii)	the collateral securing its Allowed Other Secured Claim;

(iii)	Reinstatement of its Allowed Other Secured Claim; or

(iv)	such other treatment that renders its Allowed Other Secured Claim Unimpaired in accordance with section 1124 of the Bankruptcy Code.

(c)	Voting: Class 1 is Unimpaired under the Plan. Holders of Allowed Other Secured Claims are conclusively presumed to have accepted the Plan pursuant to section 1126(f) of the Bankruptcy Code. Therefore, such Holders are not entitled to vote to accept or reject the Plan.

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2. Class 2 – Other Priority Claims

(a)	Classification: Class 2 consists of all Allowed Other Priority Claims.

(b)	Treatment: Each Holder of an Allowed Other Priority Claim shall receive treatment in a manner consistent with section 1129(a)(9) of the Bankruptcy Code.

(c)	Voting: Class 2 is Unimpaired under the Plan. Holders of Allowed Other Priority Claims are conclusively presumed to have accepted the Plan pursuant to section 1126(f) of the Bankruptcy Code. Therefore, such Holders are not entitled to vote to accept or reject the Plan.

3. Class 3 – RBL Claims

(a)	Classification: Class 3 consists of all Allowed RBL Claims.

(b)	Allowance: Solely with respect to the RBL Claims, on the Effective Date, the RBL Claims shall be Allowed in the aggregate amount of not less than $[●], plus any accrued and unpaid interest on such principal amount as of the Petition Date at the applicable contractual interest rate and any unpaid fees and expenses payable in accordance with the RBL Credit Agreement, and shall not be subject to disallowance, setoff, recoupment, subordination, recharacterization, or reduction of any kind, including pursuant to section 502(d) of the Bankruptcy Code.

(c)	Treatment: Each Holder of an Allowed RBL Claim shall receive, at the option of each such Holder, either:

(i)	if such Holder elects to participate in the Exit RBL/Term Loan A Facility, its Pro Rata share of the Exit RBL/Term Loan A; or

(ii)	if such Holder does not elect to participate in the Exit RBL/Term Loan A Facility (including by not making any election with respect to the Exit Facility on the ballot), its Pro Rata share of the Exit Term Loan B Facility.

(d)	Voting: Class 3 is Impaired under the Plan. Holders of Allowed RBL Claims are entitled to vote to accept or reject the Plan.

4A. Class 4A – General Unsecured Claims Against Gulfport Parent

(a)	Classification: Class 4A consists of all Allowed General Unsecured Claims against Gulfport Parent.

(b)	Allowance: Solely with respect to the Notes Claims, on the Effective Date, the Notes Claims shall be Allowed in the aggregate amount of not less than $[●], plus any accrued and unpaid interest on such principal amount as of the Petition Date at the applicable contractual interest rate and any unpaid fees and expenses payable in accordance with the Notes Indentures, and shall not be subject to disallowance, setoff, recoupment, subordination, recharacterization, or reduction of any kind, including pursuant to section 502(d) of the Bankruptcy Code.

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(c)	Treatment: Each Holder of an Allowed General Unsecured Claim against Gulfport Parent shall receive, in full and final satisfaction of such Claim, its Pro Rata[2] share of the Gulfport Parent Equity Pool; provided, however, that once the Holders of Notes Claims receive distributions of 94% of the New Common Stock (prior to and not including any dilution by the Management Incentive Plan or any conversion of New Preferred Stock into New Common Stock) in the aggregate on account of their Notes Claims against all Debtors, the Holders of Notes Claims shall waive any excess recovery on account of their Pro Rata share of the Gulfport Parent Equity Pool until Holders of Allowed General Unsecured Claims against Gulfport Parent have received New Common Stock with a value sufficient to satisfy their Allowed General Unsecured Claims against Gulfport Parent in full (based on Plan Value).

Voting: Class 4A is Impaired under the Plan. Holders of Allowed General Unsecured Claims against Gulfport Parent are entitled to vote to accept or reject the Plan.

4B. Class 4B – General Unsecured Claims Against Gulfport Subsidiaries

(a)	Classification: Class 4B consists of all Allowed General Unsecured Claims against Gulfport Subsidiaries.

(b)	Allowance: Solely with respect to the Notes Claims, on the Effective Date, the Notes Claims shall be Allowed in the aggregate amount of not less than $[●], plus any accrued and unpaid interest on such principal amount as of the Petition Date at the applicable contractual interest rate and any unpaid fees and expenses payable in accordance with the Notes Indentures, against each of the Debtors that are obligors under the Notes Indentures and shall not be subject to disallowance, setoff, recoupment, subordination, recharacterization, or reduction of any kind, including pursuant to section 502(d) of the Bankruptcy Code.

(c)	Treatment: Each Holder of an Allowed General Unsecured Claim against Gulfport Subsidiaries shall receive, in full and final satisfaction of such Claim, its Pro Rata[3] share of the: (i) Gulfport Subsidiaries Equity Pool, (ii) Rights Offering Subscription Rights, and (iii) New Unsecured Notes.

(d)	Voting: Class 4B is Impaired under the Plan. Holders of Allowed General Unsecured Claims against Gulfport Subsidiaries are entitled to vote to accept or reject the Plan.

5. Class 5 – Intercompany Claims

(a)	Classification: Class 5 consists of all Intercompany Claims.

(b)	Treatment: The Plan and the distributions contemplated thereby constitute a global settlement of any and all Intercompany Claims and causes of action by and between any of the Debtors that may exist as of the Effective Date, and any and all Intercompany Claims will be cancelled on the Effective Date in exchange for the distributions contemplated by the Plan to Holders of Claims against and Interests in the respective Debtor entities. The Plan shall be considered a settlement of the Intercompany Claims pursuant to Bankruptcy Rule 9019.

[2]	For the treatment set forth in this Article III.B.4A.b, the Pro Rata amounts shall be calculated as the Pro Rata share of all General Unsecured Claims against Gulfport Parent.

[3]	For the treatment set forth in this Article III.B.4B.b, the Pro Rata amounts shall be calculated as the Pro Rata share of all General Unsecured Claims against Gulfport Subsidiaries.

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(c)	Voting: Class 5 is Unimpaired under the Plan if Intercompany Claims are Reinstated or Impaired under the Plan if Intercompany Claims are cancelled. Holders of Intercompany Claims are conclusively presumed to have accepted the Plan pursuant to section 1126(f) or rejected the Plan pursuant to section 1126(g) of the Bankruptcy Code. Therefore, such Holders are not entitled to vote to accept or reject the Plan.

6. Class 6 – Intercompany Interests

(a)	Classification: Class 6 consists of all Intercompany Interests.

(b)	Treatment: Holders of Intercompany Interests shall receive no recovery or distribution and shall be Reinstated solely to the extent necessary to maintain the Debtors’ prepetition corporate structure for the ultimate benefit of the Holders of New Common Stock and New Preferred Stock.

(c)	Voting: Class 6 is Unimpaired under the Plan if Intercompany Interests are Reinstated or Impaired under the Plan if Intercompany Interests are cancelled. Holders of Intercompany Interests are conclusively presumed to have accepted the Plan pursuant to section 1126(f) or rejected the Plan pursuant to section 1126(g) of the Bankruptcy Code. Therefore, such Holders are not entitled to vote to accept or reject the Plan.

7. Class 7 – Existing Interests in Gulfport Parent

(a)	Classification: Class 7 consists of all Existing Interests in Gulfport Parent.

(b)	Treatment: On the Effective Date, all Existing Interests in Gulfport Parent shall be cancelled, released, and extinguished, and will be of no further force or effect.

(c)	Voting: Class 8 is Impaired under the Plan. Holders of Existing Interests in Gulfport Parent are conclusively presumed to have rejected the Plan pursuant to section 1126(g) of the Bankruptcy Code. Therefore, Holders of Existing Interests in Gulfport Parent are not entitled to vote to accept or reject the Plan.

9. Class 8 – Section 510(b) Claims

(a)	Classification: Class 8 consists of all Section 510(b) Claims.

(b)	Allowance: Notwithstanding anything to the contrary herein, a Section 510(b) Claim, if any such Claim exists, may only become Allowed by Final Order of the Bankruptcy Court.

(c)	Treatment: On the Effective Date, all Allowed Section 510(b) Claims, if any, shall be cancelled, released, and extinguished, and will be of no further force or effect.

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(d)	Voting: Class 8 is Impaired under the Plan. Holders (if any) of Allowed Section 510(b) Claims are conclusively presumed to have rejected the Plan pursuant to section 1126(g) of the Bankruptcy Code. Therefore, Holders of Allowed Section 510(b) Claims (if any) are not entitled to vote to accept or reject the Plan.

C. Special Provision Governing Unimpaired Claims.

Except as otherwise provided in the Plan, nothing under the Plan shall affect the Debtors’ or the Reorganized Debtors’ rights regarding any Unimpaired Claim, including, all rights regarding legal and equitable defenses to or setoffs or recoupments against any such Unimpaired Claim.

D. Elimination of Vacant Classes.

Any Class of Claims or Interests that does not have a Holder of an Allowed Claim or Allowed Interest or a Claim or Interest temporarily Allowed by the Bankruptcy Court as of the date of the Confirmation Hearing shall be deemed eliminated from the Plan for purposes of voting to accept or reject the Plan and for purposes of determining acceptance or rejection of the Plan by such Class pursuant to section 1129(a)(8) of the Bankruptcy Code.

E. Voting Classes, Presumed Acceptance by Non-Voting Classes.

If a Class contains Claims or Interests eligible to vote on the Plan and no Holder of Claims or Interests eligible to vote in such Class votes to accept or reject the Plan, the Holders of such Claims or Interests in such Class shall be deemed to have accepted the Plan.

F. Intercompany Interests.

To the extent Reinstated under the Plan, distributions on account of Intercompany Interests are not being received by Holders of such Intercompany Interests on account of their Intercompany Interests but for the purposes of administrative convenience and due to the importance of maintaining the prepetition corporate structure for the ultimate benefit of the Holders of New Common Stock and New Preferred Stock, and in exchange for the Debtors’ and Reorganized Debtors’ agreement under the Plan to make certain distributions to the Holders of Allowed Claims. For the avoidance of doubt, to the extent Reinstated pursuant to the Plan, on and after the Effective Date, all Intercompany Interests shall be owned by the same Reorganized Debtor that corresponds with the Debtor that owned such Intercompany Interests immediately prior to the Effective Date.

G. Confirmation Pursuant to Sections 1129(a)(10) and 1129(b) of the Bankruptcy Code.

Section 1129(a)(10) of the Bankruptcy Code shall be satisfied for purposes of Confirmation by acceptance of the Plan by at least one Impaired Class of Claims. The Debtors shall seek Confirmation of the Plan pursuant to section 1129(b) of the Bankruptcy Code with respect to any rejecting Class(es) of Claims or Interests. The Debtors reserve the right to modify the Plan in accordance with Article XII hereof to the extent, if any, that Confirmation pursuant to section 1129(b) of the Bankruptcy Code requires modification, including by modifying the treatment applicable to a Class of Claims or Interests or reclassifying Claims to the extent permitted by the Bankruptcy Code and the Bankruptcy Rules.

H. Controversy Concerning Impairment.

If a controversy arises as to whether any Claims or Interests, or any Class of Claims or Interests, are Impaired, the Bankruptcy Court shall, after notice and a hearing, determine such controversy on or before the Confirmation Date.

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I. Subordinated Claims and Interests.

The allowance, classification, and treatment of all Allowed Claims and Allowed Interests and the respective distributions and treatments under the Plan take into account and conform to the relative priority and rights of the Claims and Interests in each Class in connection with any contractual, legal, and equitable subordination rights relating thereto, whether arising under general principles of equitable subordination, section 510(b) of the Bankruptcy Code, or otherwise. Pursuant to section 510 of the Bankruptcy Code, and subject to the Restructuring Support Agreement, the Debtors or Reorganized Debtors, as applicable, reserve the right to re-classify any Allowed Claim or Allowed Interest in accordance with any contractual, legal, or equitable subordination rights relating thereto.

Article IV.
MEANS FOR IMPLEMENTATION OF THIS PLAN

A. General Settlement of Claims and Interests.

Pursuant to section 1123 of the Bankruptcy Code and Bankruptcy Rule 9019, and in consideration for the classification, distributions, releases, and other benefits provided under the Plan, upon the Effective Date, the provisions of the Plan shall constitute a good faith compromise and settlement of all Claims, Interests, Causes of Action, and controversies released, settled, compromised, discharged, satisfied, or otherwise resolved pursuant to the Plan, including (1) any challenge to the amount, validity, enforceability, priority, or extent of the Notes Claims, (2) any Claim to avoid, subordinate, or disallow any Notes Claim whether under any provision of chapter 5 of the Bankruptcy Code, on any equitable theory (including equitable subordination, equitable disallowance, or unjust enrichment) or otherwise, and (3) any disputes concerning in any way the validity, effectiveness, or priority of the Intercompany Claims. The Plan shall be deemed a motion to approve the good faith compromise and settlement of all such Claims, Interests, Causes of Action, and controversies pursuant to Bankruptcy Rule 9019, and the entry of the Confirmation Order shall constitute the Bankruptcy Court’s approval of such compromise and settlement under section 1123 of the Bankruptcy Code and Bankruptcy Rule 9019, as well as a finding by the Bankruptcy Court that such settlement and compromise is fair, equitable, reasonable and in the best interests of the Debtors, their Estates, and Holders of Claims and Interests. Subject to Article VI hereof, all distributions made to Holders of Allowed Claims and Allowed Interests (as applicable) in any Class are intended to be and shall be final.

Certain Claims and Causes of Action may exist between one or more of the Debtors and one or more of its Affiliates, which Claims and Causes of Action have been settled, and such settlement is reflected in the treatment of the Intercompany Claims and the Claims against and Interests in each Debtor entity. The Plan shall be deemed a motion to approve the good faith compromise and settlement of such Claims and Causes of Action pursuant to Bankruptcy Rule 9019.

B. Restructuring Transactions.

On or before the Effective Date, the applicable Debtors or the Reorganized Debtors shall enter into and shall take any actions as may be necessary or appropriate to effect the Restructuring Transactions. The actions to implement the Restructuring Transactions may include, in accordance with the Consenting Stakeholder Consent Rights: (1) the execution and delivery of appropriate agreements or other documents of merger, amalgamation, consolidation, restructuring, conversion, disposition, transfer, arrangement, continuance, dissolution, sale, purchase, or liquidation containing terms that are consistent with the terms of the Plan and that satisfy the requirements of applicable Law and any other terms to which the applicable Entities may agree; (2) the execution and delivery of appropriate instruments of transfer, assignment, assumption, or delegation of any asset, property, right, liability, debt, or obligation on terms consistent with the terms of the Plan and having other terms for which the applicable Entities may agree; (3) the execution, delivery, and filing, if applicable, of appropriate certificates or articles of incorporation, formation, reincorporation, merger, consolidation, conversion, amalgamation, arrangement, continuance, or dissolution pursuant to applicable state or provincial law; and (4) all other actions that the applicable Entities determine to be necessary or appropriate, including making filings or recordings that may be required by applicable law in connection with the Plan. The Confirmation Order shall, and shall be deemed to, pursuant to sections 363 and 1123 of the Bankruptcy Code, authorize, among other things, all actions as may be necessary or appropriate to effect any transaction described in, contemplated by, or necessary to effectuate the Plan. On the Effective Date or as soon as reasonably practicable thereafter, the Reorganized Debtors, as applicable, shall issue all Securities, notes, instruments, certificates, and other documents required to be issued pursuant to the Restructuring Transactions.

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C. Reorganized Debtors.

On the Effective Date, the New Board shall be established, and the Reorganized Debtors shall adopt their New Organizational Documents. The Reorganized Debtors shall be authorized to adopt any other agreements, documents, and instruments and to take any other actions contemplated under the Plan as necessary to consummate the Plan. Cash payments to be made pursuant to the Plan will be made by the Debtors or the Reorganized Debtors. The Debtors and Reorganized Debtors will be entitled to transfer funds between and among themselves as they determine to be necessary or appropriate to enable the Debtors or the Reorganized Debtors, as applicable, to satisfy their obligations under the Plan. Except as set forth herein, any changes in intercompany account balances resulting from such transfers will be accounted for and settled in accordance with the Debtors’ historical intercompany account settlement practices and will not violate the terms of the Plan.

From and after the Effective Date, the Reorganized Debtors, in consultation with the Consenting Stakeholders and subject to any applicable limitations set forth in any post-Effective Date agreement, shall have the right and authority without further order of the Bankruptcy Court to raise additional capital and obtain additional financing, subject to the New Organizational Documents and the Exit Facility Documentation, as the boards of directors or boards of managers of the applicable Reorganized Debtors deem appropriate.

D. Sources of Consideration for Plan Distributions.

The Debtors and the Reorganized Debtors, as applicable, shall fund distributions under the Plan with: (1) Cash on hand as of the Effective Date, including the proceeds from the DIP Facility and the Exit Facility, (2) the New Common Stock and the New Preferred Stock, (3) the New Unsecured Notes, and (4) the Rights Offering Subscription Rights.

1. Issuance of New Common Stock and New Preferred Stock.

All existing Interests in Gulfport Parent shall be cancelled as of the Effective Date and on the Effective Date, Reorganized Gulfport Parent shall issue the New Common Stock or New Preferred Stock, as applicable, to each Holder of a Claim or Interest that is entitled to receive New Common Stock or New Preferred Stock in exchange for such Claim or Interest pursuant to the Plan, the Rights Offering, or the Backstop Commitment Agreement (including the Backstop Commitment Premium). The issuance of New Common Stock and New Preferred Stock shall be authorized without the need for any further corporate action and without any further action by the Debtors or the Reorganized Debtors, as applicable. The Reorganized Debtors shall be authorized to issue a certain number of shares, units, or equity interests of New Common Stock and New Preferred Stock required to be issued under the Plan and pursuant to their New Organizational Documents. On the Effective Date, the Debtors or Reorganized Debtors, as applicable, shall issue all Securities, notes, instruments, certificates, and other documents required to be issued pursuant to the Plan.

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All of the New Common Stock and New Preferred Stock issued or authorized to be issued pursuant to the Plan shall be duly authorized, validly issued, fully paid, and non-assessable. Each distribution and issuance referred to in Article VI hereof shall be governed by the terms and conditions set forth in the Plan applicable to such distribution or issuance and by the terms and conditions of the instruments evidencing or relating to such distribution or issuance, which terms and conditions shall bind each Entity receiving such distribution or issuance.

On the Effective Date or as soon as reasonably practicable thereafter, the New Common Stock and New Preferred Stock will be distributed in accordance with the Plan.

2. Exit Facility.

On the Effective Date, the Reorganized Debtors shall enter into the Exit Facility, the terms of which will be set forth in the Exit Facility Documentation and consistent with the Restructuring Support Agreement and the Hedging Order; provided that the Debtors or the Reorganized Debtors, as applicable, determine that entry into the Exit Facility is in the best interests of the Reorganized Debtors and such determination is acceptable to the Required Consenting Stakeholders.

To the extent applicable, Confirmation of the Plan shall be deemed (a) approval of the Exit Facility (including the transactions and related agreements contemplated thereby and all actions to be taken, undertakings to be made, and obligations to be incurred and fees and expenses to be paid by the Debtors or the Reorganized Debtors, as applicable, in connection therewith), to the extent not approved by the Bankruptcy Court previously and (c) authorization for the Debtors or the Reorganized Debtors, as applicable, to, without further notice to or order of the Bankruptcy Court, (i) execute and deliver those documents and agreements necessary or appropriate to pursue or obtain the Exit Facility, including the Exit Facility Documentation, and incur and pay any fees and expenses in connection therewith, and (ii) act or take action under applicable Law, regulation, order, or rule or vote, consent, authorization, or approval of any Person, subject to such modifications as the Debtors or the Reorganized Debtors, as applicable, may deem to be necessary to consummate the Exit Facility; provided that such modifications are acceptable to the Required Consenting Stakeholders.

As of the Effective Date, upon the granting or continuation of Liens in accordance with the Exit Facility Documentation, all of the Liens and security interests to be granted in accordance with the Exit Facility Documentation (a) shall be deemed to be granted, (b) shall be legal, binding, automatically perfected, non-avoidable, and enforceable Liens on, and security interests in, the applicable collateral in accordance with the respective terms of the Exit Facility Documentation, (c) shall be deemed perfected on or prior to the Effective Date, subject only to such Liens and security interests as may be permitted under the respective Exit Facility Documentation, and (d) shall not be subject to avoidance, recharacterization, or equitable subordination for any purposes whatsoever and shall not constitute preferential transfers, fraudulent transfers, or fraudulent conveyances under the Bankruptcy Code or any applicable non-bankruptcy law, and the Exit Facility Collateral Agent for the benefit of the Exit Facility Secured Parties shall have a valid, binding, perfected, non-avoidable, and enforceable first-priority lien on and security interest in the Exit Facility Collateral, subject only to such Liens and security interests as permitted under the Exit Facility Documentation, and valid, binding, non-avoidable, and enforceable guarantee and collateral documentation. To the extent provided in the Exit Facility Documentation, the Exit Facility Agents or holder(s) of Liens under the Exit Facility Documentation are authorized to file with the appropriate authorities mortgages, financing statements and other documents, and to take any other action in order to evidence, validate, and perfect such Liens or security interests. The guarantees, mortgages, pledges, Liens, and other security interests granted to secure the obligations arising under the Exit Facility Documentation have been granted in good faith, for legitimate business purposes, and for reasonably equivalent value as an inducement to the lenders thereunder to extent credit thereunder shall be deemed not to constitute a fraudulent conveyance or fraudulent transfer and shall not otherwise be subject to avoidance, recharacterization, or subordination for any purposes whatsoever and shall not constitute preferential transfers or fraudulent conveyances under the Bankruptcy Code or any applicable nonbankruptcy law, and the priorities of such Liens and security interests shall be as set forth in the Exit Facility Documentation. The Reorganized Debtors and the persons and entities granted such Liens and security interests shall be authorized to make all filings and recordings, and to obtain all governmental approvals and consents necessary to establish and perfect such Liens and security interests under the provisions of the applicable state, federal, or other law that would be applicable in the absence of the Plan and the Confirmation Order (it being understood that perfection shall occur automatically by virtue of the entry of the Confirmation Order and any such filings, recordings, approvals, and consents shall not be required), and will thereafter cooperate to make all other filings and recordings that otherwise would be necessary under applicable law to give notice of such Liens and security interests to third parties.

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3. Rights Offering.

On the Effective Date, the Debtors will consummate the Rights Offering. The Debtors or Reorganized Debtors, as applicable, shall allocate the Rights Offering Subscription Rights to Holders of Allowed General Unsecured Claims against Gulfport Subsidiaries as set forth in the Plan and the Rights Offering Procedures. Upon exercise of the Rights Offering Subscription Rights pursuant to the terms of the Rights Offering Procedures, the Backstop Commitment Agreement, and the Plan, the Reorganized Debtors shall be authorized to issue New Preferred Stock in accordance with the Rights Offering Procedures, the Backstop Commitment Agreement, and the Plan.

The Rights Offering will be conducted on a Pro Rata basis in reliance upon one or more exemptions from registration under the Securities Act, which will include the exemption provided in section 1145 of the Bankruptcy Code to the fullest extent available and, to the extent such exemption is not available (and with respect to the New Preferred Stock, only in the proportion required to preserve the availability of such exemption under section 1145 of the Bankruptcy Code), the exemption from registration set forth in Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder or another available exemption from registration under the Securities Act.

In addition, on the Distribution Date, New Preferred Stock in an amount equal to the Backstop Commitment Premium shall be distributed to the Backstop Commitment Parties under and as set forth in the Backstop Commitment Agreement. Pursuant to the Backstop Commitment Agreement, the Backstop Commitment Parties shall purchase any New Preferred Stock not subscribed to as set forth in the Backstop Commitment Agreement. On the Effective Date, the rights and obligations of the Debtors under the Backstop Commitment Agreement shall vest in the Reorganized Debtors.

E. Exemption from Registration Requirements.

All New Preferred Stock and New Common Stock issued under the Plan will be exempt from, among other things, the registration and prospectus delivery requirements under the Securities Act or any similar federal, state, or local laws in reliance upon section 1145 of the Bankruptcy Code to the maximum extent permitted and applicable and, to the extent that reliance on such section is either not permitted or not applicable, the exemption set forth in section 4(a)(2) of the Securities Act. All New Preferred Stock and New Common Stock issued pursuant to the exemption from registration set forth in section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder will be considered “restricted securities” and may not be transferred except pursuant to an effective registration statement under the Securities Act or an available exemption therefrom.

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Persons who acquire the New Preferred Stock or New Common Stock pursuant to the exemption from registration set forth in section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder will hold “restricted securities.” Resales of such restricted securities would not be exempted by section 1145 of the Bankruptcy Code from registration under the Securities Act or other applicable law. Holders of restricted securities would, however, be permitted to resell New Preferred Stock or New Common Stock without registration if they are able to comply with the applicable provisions of Rule 144 or Rule 144A under the Securities Act (if available) or any other exemption from registration under the Securities Act, or if such Securities are registered with the Securities and Exchange Commission.

All New Preferred Stock or New Common Stock issued to Holders of Allowed General Unsecured Claims against Gulfport Parent, Allowed General Unsecured Claims against Gulfport Subsidiaries, or Existing Interests in Gulfport Parent on account of their Claims or Interests will be issued without registration under the Securities Act or any similar federal, state, or local law in reliance on Section 1145(a) of the Bankruptcy Code, to the extent available, or in reliance on Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder to the extent reliance on Section 1145(a) of the Bankruptcy Code is not available.

The New Preferred Stock and New Common Stock shall be reflected through the facilities of DTC, and neither the Debtors, the Reorganized Debtors, nor any other Person, as applicable, shall be required to provide any further evidence other than the Plan or the Confirmation Order with respect to the treatment of such New Preferred Stock or New Common Stock (to the extent they are deemed to be Securities) to be issued under the Plan under applicable securities laws, and such Plan or Confirmation Order shall be deemed to be legal and binding obligations of the Reorganized Debtors in all respects.

DTC shall be required to accept and conclusively rely upon the Plan and Confirmation Order in lieu of a legal opinion regarding whether the New Preferred Stock and New Common Stock to be issued under the Plan are exempt from registration and/or eligible for DTC book-entry delivery, settlement, and depository services. Notwithstanding anything to the contrary in the Plan, no Entity (including, for the avoidance of doubt, DTC) may require a legal opinion regarding the validity of any transaction contemplated by the Plan, including, for the avoidance of doubt, whether the New Preferred Stock and New Common Stock to be issued under the Plan are exempt from registration and/or eligible for DTC book-entry delivery, settlement, and depository services.

F. Corporate Existence.

Except as otherwise provided in the Plan or any agreement, instrument, or other document incorporated in the Plan or the Plan Supplement, each Debtor shall continue to exist after the Effective Date as a separate corporation, limited liability company, partnership, or other form, as the case may be, with all the powers of a corporation, limited liability company, partnership, or other form, as the case may be, pursuant to the applicable Law in the jurisdiction in which each applicable Debtor is incorporated or formed and pursuant to the respective certificate of incorporation and bylaws (or other formation documents) in effect prior to the Effective Date, except to the extent such certificate of incorporation and bylaws (or other formation documents) are amended under the Plan or otherwise, in each case, consistent with the Plan and the Restructuring Support Agreement (and subject to the Consenting Stakeholder Consent Rights), and to the extent such documents are amended in accordance therewith, such documents are deemed to be amended pursuant to the Plan and require no further action or approval (other than any requisite filings required under applicable state, provincial, or federal law). After the Effective Date, the respective certificate of incorporation and bylaws (or other formation documents) of one or more of the Reorganized Debtors may be amended or modified on the terms therein without supervision or approval by the Bankruptcy Court and free of any restrictions of the Bankruptcy Code or Bankruptcy Rules. After the Effective Date, one or more of the Reorganized Debtors may be disposed of, dissolved, wound down, or liquidated without supervision or approval by the Bankruptcy Court and free of any restrictions of the Bankruptcy Code or Bankruptcy Rules.

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G. Vesting of Assets in the Reorganized Debtors.

Except as otherwise provided in the Confirmation Order, the Plan, or any agreement, instrument, or other document incorporated in, or entered into in connection with or pursuant to, the Plan or Plan Supplement, on the Effective Date, all property in each Estate, all Causes of Action, and any property acquired by any of the Debtors pursuant to the Plan shall vest in each respective Reorganized Debtor, free and clear of all Liens, Claims, charges, or other encumbrances. On and after the Effective Date, except as otherwise provided in the Plan, each Reorganized Debtor may operate its business and may use, acquire, or dispose of property and compromise or settle any Claims, Interests, or Causes of Action without supervision or approval by the Bankruptcy Court and free of any restrictions of the Bankruptcy Code or the Bankruptcy Rules.

H. Cancellation of Existing Securities and Agreements.

On the Effective Date, except to the extent otherwise provided in the Plan or the Confirmation Order, all notes, instruments, certificates, credit agreements, indentures, and other documents evidencing Claims or Interests shall be cancelled and the obligations of the Debtors thereunder or in any way related thereto shall be deemed satisfied in full, cancelled, discharged, and of no force or effect. Holders of or parties to such cancelled instruments, Securities, and other documentation will have no rights arising from or relating to such instruments, Securities, and other documentation, or the cancellation thereof, except the rights provided for pursuant to the Plan. Notwithstanding anything to the contrary herein, but subject to any applicable provisions of Article VI hereof, to the extent cancelled pursuant to this paragraph, the DIP Credit Agreement, the RBL Credit Agreement, and the Notes Indentures shall continue in effect solely to the extent necessary to: (1) permit Holders of Claims under the DIP Credit Agreement, the RBL Credit Agreement, and the Notes Indentures to receive their respective Plan Distributions, if any (subject to any applicable charging liens, including, without limitation, the Notes Trustee Charging Lien); (2) permit the Disbursing Agent, as applicable, to make Plan Distributions on account of the Allowed Claims under the DIP Credit Agreement, the RBL Credit Agreement, and the Notes Indentures, as applicable (subject to any applicable charging liens, including, without limitation, the Notes Trustee Charging Lien); (3) permit each of the DIP Agent, RBL Agent, and the Notes Trustee to seek compensation and/or reimbursement for Notes Trustee Fees, in accordance with the terms of the Plan, and preserve any rights of the DIP Agent, RBL Agent, any L/C Issuing Bank, and Notes Trustee to maintain, exercise, and enforce of any applicable rights of indemnity, reimbursement, or contribution, including the RBL/DIP Preserved Rights, and any applicable charging lien, including the Notes Trustee Charging Lien; and (4) permit each of the DIP Agent, RBL Agent, Holders of Claims under the DIP Credit Agreement or the RBL Credit Agreement, L/C Issuing Banks, and the Notes Trustee to appear and be heard in the Chapter 11 Cases or in any proceeding in the Bankruptcy Court, including to enforce any obligation owed to the DIP Agent, the RBL Agent, and the Notes Trustee, or Holders of Claims under the DIP Credit Agreement, the RBL Credit Agreement, and the Notes Indentures, as applicable. Except as provided in the Plan (including Article VI hereof) or as may be necessary to effectuate the terms of the Plan, on the Effective Date, the DIP Agent, RBL Agent, the Notes Trustee, and their respective agents, successors, and assigns, shall be automatically and fully discharged of all of their duties and obligations associated with the DIP Credit Agreement, RBL Credit Agreement, and the Notes Indentures, as applicable. To the extent cancelled in accordance with this paragraph, the commitments and obligations (if any) of the Holders of the Notes and the lenders under the DIP Credit Agreement, and the RBL Credit Agreement to extend any further or future credit or financial accommodations to any of the Debtors, any of their respective subsidiaries or any of their respective successors or assigns under the RBL Credit Agreement, and the Notes Indentures, as applicable, shall fully terminate and be of no further force or effect on the Effective Date. Notwithstanding anything in the Plan to the contrary, nothing herein releases, cancels, or otherwise limits or modifies any obligations of the RBL Lenders or DIP Lenders with respect to the RBL/DIP Preserved Rights.

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I. Corporate Action.

On the Effective Date, all actions contemplated under the Plan shall be deemed authorized and approved in all respects, including: (1) adoption or assumption, as applicable, of the Compensation and Benefit Programs; (2) selection of the directors or managers, as applicable, and officers for the Reorganized Debtors; (3) the issuance and distribution of the New Common Stock and New Preferred Stock; (4) implementation of the Restructuring Transactions; (5) entry into the Exit Facility Documentation, as applicable; (6) all other actions contemplated under the Plan (whether to occur before, on, or after the Effective Date); (7) adoption, execution, delivery and/or filing of the New Organizational Documents; (8) the rejection, assumption, or assumption and assignment, as applicable, of Executory Contracts and Unexpired Leases; and (9) all other acts or actions contemplated or reasonably necessary or appropriate to promptly consummate the Restructuring Transactions contemplated by the Plan (whether to occur before, on, or after the Effective Date). All matters provided for in the Plan involving the corporate structure of the Debtors or the Reorganized Debtors, and any corporate, partnership, limited liability company, or other governance action required by the Debtors or the Reorganized Debtors, as applicable, in connection with the Plan shall be deemed to have occurred and shall be in effect, without any requirement of further action by the equity holders, members, directors, managers, or officers of the Debtors or the Reorganized Debtors, as applicable. On or (as applicable) prior to the Effective Date, the appropriate officers of the Debtors or the Reorganized Debtors, as applicable, shall be authorized and (as applicable) directed to issue, execute, and deliver the agreements, documents, Securities, and instruments contemplated under the Plan (or necessary or desirable to effect the transactions contemplated under the Plan) in the name of and on behalf of the Reorganized Debtors, including the New Common Stock and the New Preferred Stock, the New Organizational Documents, the Exit Facility Documentation (as applicable), and any and all other agreements, documents, Securities, and instruments relating to the foregoing. The authorizations and approvals contemplated by this Article IV.I shall be effective notwithstanding any requirements under non-bankruptcy Law.

J. New Organizational Documents.

On or immediately prior to the Effective Date, the New Organizational Documents (which shall be consistent with the Restructuring Support Agreement, the Plan, and the Plan Supplement) shall be automatically adopted by the applicable Reorganized Debtors. To the extent required under the Plan or applicable non-bankruptcy Law, each of the Reorganized Debtors will file its New Organizational Documents with the applicable Secretaries of State and/or other applicable authorities in its respective state or country of organization if and to the extent required in accordance with the applicable Laws of the respective state or country of organization. The New Organizational Documents will (a) authorize the issuance of the New Common Stock and the New Preferred Stock and (b) prohibit the issuance of non-voting equity Securities to the extent required under section 1123(a)(6) of the Bankruptcy Code.

After the Effective Date, the Reorganized Debtors may amend and restate their respective New Organizational Documents in accordance with the terms thereof, and the Reorganized Debtors may file such amended certificates or articles of incorporation, bylaws, or such other applicable formation documents, and other constituent documents as permitted by Laws of the respective states, provinces, or countries of incorporation and the New Organizational Documents.

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K. Indemnification Obligations.

Consistent with applicable Law, all indemnification provisions in place on and as of the Effective Date (whether in the by-laws, certificates of incorporation or formation, limited liability company agreements, other organizational documents, board resolutions, indemnification agreements, employment contracts, or otherwise) for current and former directors, officers, managers, employees, attorneys, accountants, investment bankers, and other professionals of the Debtors, as applicable, shall be Reinstated and remain intact, irrevocable, and shall survive the effectiveness of the Plan on terms no less favorable to such current and former directors, officers, managers, employees, attorneys, accountants, investment bankers, and other professionals of the Debtors than the indemnification provisions in place prior to the Effective Date.

L. Managers and Officers of the Reorganized Debtors.

As of the Effective Date, the term of the current members of the board of directors of Gulfport Parent shall expire. The New Board will consist of the Reorganized Debtors’ Chief Executive Officer and other directors, all of whom will be selected and appointed in a manner determined by the Required Consenting Noteholders. The identities of directors on the New Board shall be set forth in the Plan Supplement to the extent known at the time of filing.

M. Effectuating Documents; Further Transactions.

On and after the Effective Date, the Reorganized Debtors, and their respective officers, directors, members, or managers (or other relevant governing body), are authorized to and may issue, execute, deliver, file, or record such contracts, Securities, instruments, releases, and other agreements or documents and take such actions as may be necessary or appropriate to effectuate, implement, and further evidence the terms and conditions of the Plan, Exit Facility entered into, and the Securities issued pursuant to the Plan in the name of and on behalf of the Reorganized Debtors, without the need for any approvals, authorization, or consents except for those expressly required pursuant to the Plan.

N. Section 1146 Exemption.

To the fullest extent permitted by section 1146(a) of the Bankruptcy Code, any transfers (whether from a Debtor to a Reorganized Debtor or to any other Person) of property under the Plan or pursuant to: (1) the issuance, distribution, transfer, or exchange of any debt, equity Security, or other interest in the Debtors or the Reorganized Debtors, including the New Common Stock and the New Preferred Stock; (2) the Restructuring Transactions; (3) the creation, modification, consolidation, termination, refinancing, and/or recording of any mortgage, deed of trust, or other security interest, or the securing of additional indebtedness by such or other means; (4) the making, assignment, or recording of any lease or sublease; (5) the grant of collateral as security for the Reorganized Debtors’ obligations under and in connection with the Exit Facility; or (6) the making, delivery, or recording of any deed or other instrument of transfer under, in furtherance of, or in connection with, the Plan, including any deeds, bills of sale, assignments, or other instrument of transfer executed in connection with any transaction arising out of, contemplated by, or in any way related to the Plan, shall not be subject to any document recording tax, stamp tax, conveyance fee, intangibles or similar tax, mortgage tax, real estate transfer tax, personal property transfer tax, sales or use tax, mortgage recording tax, Uniform Commercial Code filing or recording fee, regulatory filing or recording fee, or other similar tax or governmental assessment, and upon entry of the Confirmation Order, the appropriate state or local governmental officials or agents shall forego the collection of any such tax or governmental assessment and accept for filing and recordation any of the foregoing instruments or other documents without the payment of any such tax, recordation fee, or governmental assessment. All filing or recording officers (or any other Person with authority over any of the foregoing), wherever located and by whomever appointed, shall comply with the requirements of section 1146(a) of the Bankruptcy Code, shall forego the collection of any such tax or governmental assessment, and shall accept for filing and recordation any of the foregoing instruments or other documents without the payment of any such tax or governmental assessment.

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O. Director and Officer Liability Insurance.

Notwithstanding anything in the Plan to the contrary, the Reorganized Debtors shall be deemed to have assumed all of the Debtors’ D&O Liability Insurance Policies pursuant to section 365(a) of the Bankruptcy Code effective as of the Effective Date. Entry of the Confirmation Order will constitute the Bankruptcy Court’s approval of the Reorganized Debtors’ foregoing assumption of each of the unexpired D&O Liability Insurance Policies. Notwithstanding anything to the contrary contained in the Plan, Confirmation of the Plan shall not discharge, impair, or otherwise modify any indemnity obligations assumed by the foregoing assumption of the D&O Liability Insurance Policies, and each such indemnity obligation will be deemed and treated as an Executory Contract that has been assumed by the Debtors under the Plan as to which no Proof of Claim need be Filed.

In addition, after the Effective Date, none of the Reorganized Debtors shall terminate or otherwise reduce the coverage under any D&O Liability Insurance Policies in effect on or after the Petition Date, with respect to conduct occurring prior thereto, and all directors, managers and officers of the Debtors who served in such capacity at any time prior to the Effective Date shall be entitled to the full benefits of any such policy for the full term of such policy, to the extent set forth therein, regardless of whether such directors, managers and officers remain in such positions after the Effective Date.

P. Management Incentive Plan.

Effective on the Effective Date, the Reorganized Debtors may implement the Management Incentive Plan as provided herein.  If determined by the New Board, the Management Incentive Plan will provide for 50% of the Management Incentive Plan Pool (the “Initial Pool”) to be allocated within sixty (60) days following the Effective Date to the Management Incentive Plan Participants in the form of restricted stock units (or their economic equivalents) subject to terms (including performance metrics and vesting criteria) to be agreed between the Management Incentive Plan Participants and the New Board; provided that such period shall be extended automatically by an additional thirty (30) days if good faith discussions between the Management Incentive Plan Participants and the New Board regarding the terms of the Management Incentive Plan remain ongoing at the conclusion of the initial sixty (60) day period.  If either (a) the New Board does not institute the Management Incentive Plan with respect to the Initial Pool in accordance with the terms of this Article IV.P (including the time periods set forth herein) or (b) the terms of the Initial Pool with respect to any Management Incentive Plan Participant are not satisfactory to such participant in such participant’s sole discretion prior to the expiration of the time periods set forth herein, in either case, such event shall constitute “good reason” under the applicable MIP Employment Agreement; provided that the allocation of the Initial Pool of any Management Incentive Plan Participant (but not any other terms and conditions of the Initial Pool) shall be deemed satisfactory as to such participant if such participant receives at least the applicable percentage of the Initial Pool set forth in the Initial MIP Allocation.

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Q. Employee and Retiree Benefits.

All Compensation and Benefits Programs shall be assumed by the Reorganized Debtors and shall remain in place as of the Effective Date, and the Reorganized Debtors will continue to honor such agreements, arrangements, programs, and plans. For the avoidance of doubt, pursuant to section 1129(a)(13) of the Bankruptcy Code, from and after the Effective Date, all retiree benefits (as such term is defined in section 1114 of the Bankruptcy Code), if any, shall continue to be paid in accordance with applicable law. On the Effective Date, the Debtors shall assume all employment agreements, indemnification agreements, or other agreements entered into with current and former employees, directors, managers, members, or officers, including the MIP Employment Agreements. For the avoidance of doubt, the only employment agreements with severance obligations that will be assumed are the MIP Employment Agreements.

R. Preservation of Causes of Action.

In accordance with section 1123(b) of the Bankruptcy Code, each Reorganized Debtor, as applicable, shall retain and may enforce all rights to commence and pursue, as appropriate, any and all Causes of Action of the Debtors, whether arising before or after the Petition Date, that are specifically enumerated in the Schedule of Retained Causes of Action, and the Reorganized Debtors’ rights to commence, prosecute, or settle such retained Causes of Action shall be preserved notwithstanding the occurrence of the Effective Date or any other provision of the Plan to the contrary.

The Reorganized Debtors may pursue such retained Causes of Action, as appropriate, in accordance with the best interests of the Reorganized Debtors. No Entity may rely on the absence of a specific reference in the Plan, the Plan Supplement, or the Disclosure Statement to any Cause of Action against it as any indication that the Debtors or the Reorganized Debtors, as applicable, will not pursue any and all available retained Causes of Action of the Debtors against it. The Debtors and the Reorganized Debtors expressly reserve all rights to prosecute any and all retained Causes of Action against any Entity. Unless otherwise agreed upon in writing by the parties to the applicable Cause of Action, all objections to the Schedule of Retained Causes of Action must be Filed with the Bankruptcy Court on or before thirty days after the Effective Date. Any such objection that is not timely Filed shall be disallowed and forever barred, estopped, and enjoined from assertion against any Reorganized Debtor, without the need for any objection or responsive pleading by the Reorganized Debtors or any other party in interest or any further notice to or action, order, or approval of the Bankruptcy Court. The Reorganized Debtors may settle any such objection without any further notice to or action, order, or approval of the Bankruptcy Court. If there is any dispute regarding the inclusion of any Cause of Action on the Schedule of Retained Causes of Action that remains unresolved by the Debtors or Reorganized Debtors, as applicable, and the objection party for thirty days, such objection shall be resolved by the Bankruptcy Court. Unless any Causes of Action of the Debtors against an Entity are expressly waived, relinquished, exculpated, released, compromised, or settled in the Plan or a Final Order (and for the avoidance of doubt, any Causes of Action on the Schedule of Retained Causes of Action shall not be expressly relinquished, exculpated, released, compromised, or settled in the Plan), the Reorganized Debtors expressly reserve all Causes of Action, for later adjudication, and, therefore, no preclusion doctrine, including the doctrines of res judicata, collateral estoppel, issue preclusion, claim preclusion, estoppel (judicial, equitable, or otherwise), or laches, shall apply to such Causes of Action upon, after, or as a consequence of the Confirmation or Consummation.

The Reorganized Debtors reserve and shall retain such Causes of Action of the Debtors notwithstanding the rejection or repudiation of any Executory Contract or Unexpired Lease during the Chapter 11 Cases or pursuant to the Plan. In accordance with section 1123(b)(3) of the Bankruptcy Code, any retained Causes of Action that a Debtor may hold against any Entity shall vest in the Reorganized Debtors. The applicable Reorganized Debtors, through their authorized agents or representatives, shall retain and may exclusively enforce any and all such Causes of Action. The Reorganized Debtors shall have the exclusive right, authority, and discretion to determine and to initiate, file, prosecute, enforce, abandon, settle, compromise, release, withdraw, or litigate to judgment any such Causes of Action and to decline to do any of the foregoing without the consent or approval of any third party or further notice to or action, order, or approval of the Bankruptcy Court. For the avoidance of doubt and notwithstanding anything in the Plan or the Plan Supplement to the contrary, neither Midship nor any of its Related Parties shall be a Released Party under the Plan, and the Reorganized Debtors expressly retain and may enforce all rights to commence and pursue, as appropriate, any and all Causes of Action against Midship or its Related Parties notwithstanding the occurrence of the Effective Date.

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Article V.
TREATMENT OF EXECUTORY CONTRACTS AND UNEXPIRED LEASES

A. Assumption and Rejection of Executory Contracts and Unexpired Leases.

On the Effective Date, except as otherwise provided in Article V.H.1 and elsewhere herein, all Executory Contracts or Unexpired Leases not otherwise assumed or rejected will be deemed assumed by the applicable Reorganized Debtor in accordance with the provisions and requirements of sections 365 and 1123 of the Bankruptcy Code, other than those that are: (1) identified on the Schedule of Rejected Executory Contracts and Unexpired Leases; (2) previously expired or terminated pursuant to their own terms or agreement of the parties thereto; (3) have been previously assumed or rejected by the Debtors pursuant to a Final Order; (4) are the subject of a motion to reject that is pending on the Effective Date; or (5) have an ordered or requested effective date of rejection that is after the Effective Date; provided that notwithstanding anything to the contrary herein, no Executory Contract or Unexpired Lease shall be assumed, assumed and assigned, or rejected without the prior written consent of the Required Consenting Stakeholders.

Entry of the Confirmation Order shall constitute an order of the Bankruptcy Court approving the assumptions, assumptions and assignments, or rejections of the Executory Contracts or Unexpired Leases as set forth in the Plan, or the Schedule of Rejected Executory Contracts and Unexpired Leases or Schedule of Proposed Cure Amounts, pursuant to sections 365(a) and 1123 of the Bankruptcy Code. Except as otherwise specifically set forth herein, assumptions or rejections of Executory Contracts and Unexpired Leases pursuant to the Plan are effective as of the Effective Date. Each Executory Contract or Unexpired Lease assumed pursuant to the Plan or by Bankruptcy Court order but not assigned to a third party before the Effective Date shall re-vest in and be fully enforceable by the applicable contracting Reorganized Debtor in accordance with its terms, except as such terms may have been modified by the provisions of the Plan or any order of the Bankruptcy Court authorizing and providing for its assumption. Any motions to assume Executory Contracts or Unexpired Leases pending on the Effective Date shall be subject to approval by a Final Order on or after the Effective Date but may be withdrawn, settled, or otherwise prosecuted by the Reorganized Debtors.

Except as otherwise provided herein or agreed to by the Debtors and the applicable counterparty, each assumed Executory Contract or Unexpired Lease shall include all modifications, amendments, supplements, restatements, or other agreements related thereto, and all rights related thereto, if any, including all easements, licenses, permits, rights, privileges, immunities, options, rights of first refusal, and any other interests. Modifications, amendments, supplements, and restatements to prepetition Executory Contracts and Unexpired Leases that have been executed by the Debtors during the Chapter 11 Cases shall not be deemed to alter the prepetition nature of the Executory Contract or Unexpired Lease or the validity, priority, or amount of any Claims that may arise in connection therewith.

To the maximum extent permitted by Law, any Executory Contract or Unexpired Lease assumed or assumed and assigned pursuant to the Plan shall be deemed modified such that the transactions contemplated by the Plan shall not constitute a “change of control” or “assignment” (or terms with similar effect) under, or any other transaction or matter that would result in a violation, breach or default under, or increase, accelerate or otherwise alter any obligations, rights or liabilities of the Debtors or the Reorganized Debtors under, or result in the creation or imposition of a Lien upon any property or asset of the Debtors or the Reorganized Debtors pursuant to, the applicable Executory Contract or Unexpired Lease, and any consent or advance notice required under such Executory Contract or Unexpired Lease shall be deemed satisfied by Confirmation. Notwithstanding anything to the contrary in the Plan, the Debtors or the Reorganized Debtors, as applicable, reserve the right to alter, amend, modify, or supplement the Schedule of Rejected Executory Contracts and Unexpired Leases and the Schedule of Proposed Cure Amounts at any time up to forty-five days after the Effective Date.

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To the extent any provision of the Bankruptcy Code or the Bankruptcy Rules require the Debtors to assume or reject an Executory Contract or Unexpired Lease, such requirement shall be satisfied if the Debtors make an election to assume or reject such Executory Contract or Unexpired Lease prior to the deadline set forth by the Bankruptcy Code or the Bankruptcy Rules, as applicable, regardless of whether or not the Bankruptcy Court has actually ruled on such proposed assumption or rejection prior to such deadline.

If certain, but not all, of a contract counterparty’s Executory Contracts or Unexpired Leases are assumed pursuant to the Plan, the Confirmation Order shall be a determination that such counterparty’s Executory Contracts or Unexpired Leases that are being rejected pursuant to the Plan are severable agreements that are not integrated with those Executory Contracts and/or Unexpired Leases that are being assumed pursuant to the Plan. Parties seeking to contest this finding with respect to their Executory Contracts and/or Unexpired Leases must file a timely objection to the Plan on the grounds that their agreements are integrated and not severable, and any such dispute shall be resolved by the Bankruptcy Court at the Confirmation Hearing (to the extent not resolved by the parties prior to the Confirmation Hearing).

B. Claims Based on Rejection of Executory Contracts or Unexpired Leases.

Unless otherwise provided by a Final Order of the Bankruptcy Court, all Proofs of Claim with respect to Claims arising from the rejection of Executory Contracts or Unexpired Leases, pursuant to the Plan or the Confirmation Order, if any, must be Filed with the Bankruptcy Court within thirty days after the later of (1) the date of entry of an order of the Bankruptcy Court (including the Confirmation Order) approving such rejection, (2) the effective date of such rejection, or (3) the Effective Date. Any Claims arising from the rejection of an Executory Contract or Unexpired Lease not Filed with the Bankruptcy Court within such time will be automatically disallowed, forever barred from assertion, and shall not be enforceable against the Debtors or the Reorganized Debtors, the Estates, or their property without the need for any objection by the Reorganized Debtors or further notice to, or action, order, or approval of the Bankruptcy Court or any other Entity, and any Claim arising out of the rejection of the Executory Contract or Unexpired Lease shall be deemed fully satisfied, released, and discharged, notwithstanding anything in the Proof of Claim to the contrary. All Allowed Claims arising from the rejection of the Debtors’ Executory Contracts or Unexpired Leases shall be classified as General Unsecured Claims and shall be treated in accordance with, as applicable, (b) or Article III.B(b) of the Plan.

C. Cure of Defaults for Assumed Executory Contracts and Unexpired Leases.

On the Effective Date or as soon as reasonably practicable thereafter, the Debtors or the Reorganized Debtors, as applicable, shall, in accordance with the Schedule of Proposed Cure Amounts pay all Cure costs relating to Executory Contracts and Unexpired Leases that are being assumed under the Plan. Unless otherwise agreed upon in writing by the parties to the applicable Executory Contract or Unexpired Lease, all requests for payment of Cure costs that differ from the amounts paid or proposed to be paid by the Debtors or the Reorganized Debtors to a counterparty must be Filed with the Solicitation Agent on or before fourteen days after the Filing of the Schedule of Proposed Cure Amounts. Any such request that is not timely Filed shall be disallowed and forever barred, estopped, and enjoined from assertion, and shall not be enforceable against any Debtor or Reorganized Debtor, without the need for any objection by the Debtors or Reorganized Debtors or any other party in interest or any further notice to or action, order, or approval of the Bankruptcy Court. Any Cure costs shall be deemed fully satisfied, released, and discharged upon payment by the Debtors or the Reorganized Debtors of the applicable Cure costs; provided, however, that nothing herein shall prevent the Reorganized Debtors from paying any Cure costs despite the failure of the relevant counterparty to file such request for payment of such Cure costs. The Reorganized Debtors also may settle any Cure costs without any further notice to or action, order, or approval of the Bankruptcy Court. In addition, any objection to the assumption of an Executory Contract or Unexpired Lease under the Plan must be Filed with the Bankruptcy Court on or before the Confirmation Hearing. Any such objection will be scheduled to be heard by the Bankruptcy Court at the Confirmation Hearing or at the Debtors’ or Reorganized Debtors’, as applicable, first scheduled omnibus hearing for which such objection is timely Filed. Any counterparty to an Executory Contract or Unexpired Lease that fails to timely object to the proposed assumption of any Executory Contract or Unexpired Lease will be deemed to have consented to such assumption.

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If there is any dispute regarding any Cure costs, the ability of the Reorganized Debtors or any assignee to provide “adequate assurance of future performance” within the meaning of section 365 of the Bankruptcy Code, or any other matter pertaining to assumption, then payment of any Cure costs shall occur as soon as reasonably practicable after entry of a Final Order resolving such dispute, approving such assumption (and, if applicable, assignment), or as may be agreed upon by the Debtors or the Reorganized Debtors, as applicable, and the counterparty to the Executory Contract or Unexpired Lease. The Debtors and Reorganized Debtors, as applicable, reserve the right at any time to move to reject any Executory Contract or Unexpired Lease based upon the existence of any such unresolved dispute. If the Bankruptcy Court determines that the Allowed Cure cost with respect to any Executory Contract or Unexpired Lease is greater than the amount set forth in the Schedule of Proposed Cure Amounts, the Debtors shall have the right to add such Executory Contract or Unexpired Lease to the Schedule of Rejected Executory Contracts and Unexpired Leases, in which case such Executory Contract or Unexpired Lease will be deemed rejected as of the Effective Date subject to the applicable counterparty’s right to object to such rejection.

Assumption of any Executory Contract or Unexpired Lease pursuant to the Plan or otherwise shall result in the full release and satisfaction of any Cures, Claims, or defaults, whether monetary or nonmonetary, including defaults of provisions restricting the change in control or ownership interest composition or any bankruptcy-related defaults, arising at any time prior to the effective date of assumption. Any and all Proofs of Claim based upon Executory Contracts or Unexpired Leases that have been assumed in the Chapter 11 Cases, including pursuant to the Confirmation Order, shall be deemed disallowed and expunged as of the later of (1) the date of entry of an order of the Bankruptcy Court (including the Confirmation Order) approving such assumption, (2) the effective date of such assumption or (3) the Effective Date without the need for any objection thereto or any further notice to or action, order, or approval of the Bankruptcy Court.

D. Preexisting Obligations to the Debtors under Executory Contracts and Unexpired Leases.

Rejection of any Executory Contract or Unexpired Lease pursuant to the Plan or otherwise shall not constitute a termination of preexisting obligations owed to the Debtors or the Reorganized Debtors, as applicable, under such Executory Contracts or Unexpired Leases. In particular, notwithstanding any applicable non-bankruptcy Law to the contrary, the Reorganized Debtors expressly reserve and do not waive any right to receive, or any continuing obligation of a counterparty to provide, warranties or continued maintenance obligations with respect to goods previously purchased by the Debtors pursuant to rejected Executory Contracts or Unexpired Leases.

E. Insurance Policies.

Each of the Debtors’ insurance policies and any agreements, documents, or instruments relating thereto, are treated as Executory Contracts under the Plan. Unless otherwise provided in the Plan, on the Effective Date, (1) the Debtors shall be deemed to have assumed all insurance policies and any agreements, documents, and instruments relating to coverage of all insured Claims and (2) such insurance policies and any agreements, documents, or instruments relating thereto shall revest in the Reorganized Debtors.

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F. Reservation of Rights.

Nothing contained in the Plan or the Plan Supplement shall constitute an admission by the Debtors or any other party that any contract or lease is in fact an Executory Contract or Unexpired Lease or that any Reorganized Debtor has any liability thereunder. If there is a dispute regarding whether a contract or lease is or was executory or unexpired at the time of assumption or rejection, the Debtors or the Reorganized Debtors, as applicable, shall have forty-five days following entry of a Final Order resolving such dispute to alter their treatment of such contract or lease.

G. Nonoccurrence of Effective Date.

In the event that the Effective Date does not occur, the Bankruptcy Court shall retain jurisdiction with respect to any request to extend the deadline for assuming or rejecting Unexpired Leases pursuant to section 365(d)(4) of the Bankruptcy Code.

H. Employee Compensation and Benefits.

1. Compensation and Benefit Programs.

Subject to the provisions of the Plan, all Compensation and Benefits Programs shall be treated as Executory Contracts under the Plan and deemed assumed on the Effective Date pursuant to the provisions of sections 365 and 1123 of the Bankruptcy Code, except for:

(a)	all employee equity or equity-based incentive plans, and any provisions set forth in the Compensation and Benefits Programs that provide for rights to acquire existing Interests in any of the Debtors;

(b)	Compensation and Benefits Programs that have been rejected pursuant to an order of a Bankruptcy Court; and

(c)	any Compensation and Benefits Programs that, as of the entry of the Confirmation Order, have been specifically waived by the beneficiaries of any Compensation and Benefits Program.

Any assumption of Compensation and Benefits Programs pursuant to the terms herein shall be deemed not to trigger (i) any applicable change of control, immediate vesting, termination (similar provisions therein) and (ii) an event of “Good Reason” (or a term of like import), in each case as a result of the consummation of the Restructuring Transactions. No counterparty shall have rights under a Compensation and Benefits Program assumed pursuant to the Plan other than those applicable immediately prior to such assumption.

2. Workers’ Compensation Programs.

As of the Effective Date, except as set forth in the Plan Supplement, the Debtors and the Reorganized Debtors shall continue to honor their obligations under: (a) all applicable workers’ compensation laws in states in which the Reorganized Debtors operate; and (b) the Debtors’ written contracts, agreements, agreements of indemnity, self-insured workers’ compensation bonds, policies, programs, and plans for workers’ compensation and workers’ compensation insurance. All Proofs of Claims on account of workers’ compensation shall be deemed withdrawn automatically and without any further notice to or action, order, or approval of the Bankruptcy Court; provided, that nothing in the Plan shall limit, diminish, or otherwise alter the Debtors’ or Reorganized Debtors’ defenses, Causes of Action, or other rights under applicable non-bankruptcy Law with respect to any such contracts, agreements, policies, programs, and plans; provided, further, that nothing herein shall be deemed to impose any obligations on the Debtors in addition to what is provided for under applicable state law.

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I. Contracts and Leases Entered into after the Petition Date.

Contracts and leases entered into after the Petition Date by any Debtor, including any Executory Contracts and Unexpired Leases assumed by such Debtor, will be performed by the applicable Debtor or the Reorganized Debtors in the ordinary course of their business. Accordingly, such contracts and leases (including any assumed Executory Contracts and Unexpired Leases) will survive and remain unaffected by entry of the Confirmation Order.

J. Royalty and Working Interests.

Notwithstanding anything in the Plan to the contrary, all of the Royalty and Working Interests and any agreements, documents, or instruments relating thereto, are treated as and deemed to be Executory Contracts under the Plan. On the Effective Date, pursuant to section 365(a) of the Bankruptcy Code, the Debtors shall be deemed to have assumed all agreements, documents, and instruments related thereto. Entry of the Confirmation Order will constitute the Bankruptcy Court’s approval of the Reorganized Debtors’ assumption of all such Royalty and Working Interests and related agreements, documents, and instruments. Notwithstanding anything to the contrary contained in the Plan, Confirmation of the Plan shall not discharge, impair, or otherwise modify any obligations assumed by the foregoing assumption of the Royalty and Working Interest obligations, and each such obligation will be deemed and treated as an Executory Contract that has been assumed by the Reorganized Debtors under the Plan as to which no Proof of Claim or Cure Claim need be Filed, and shall survive the Effective Date.

Article VI.
PROVISIONS GOVERNING DISTRIBUTIONS

A. Distributions on Account of Claims Allowed as of the Effective Date.

Except as otherwise provided herein, in a Final Order, or as otherwise agreed to by the Debtors or the Reorganized Debtors, as the case may be, and the Holder of the applicable Allowed Claim on the first Distribution Date, the Reorganized Debtors shall make initial distributions under the Plan on account of Claims Allowed on or before the Effective Date, subject to the Reorganized Debtors’ right to object to Claims; provided, that (1) Allowed Administrative Claims with respect to liabilities incurred by the Debtors in the ordinary course of business during the Chapter 11 Cases or assumed by the Debtors prior to the Effective Date shall be paid or performed in the ordinary course of business in accordance with the terms and conditions of any controlling agreements, course of dealing, course of business, or industry practice, (2) Allowed Priority Tax Claims shall be paid in accordance with Article II.D of the Plan, and (3) Allowed General Unsecured Claims shall be paid in accordance with B of the Plan. To the extent any Allowed Priority Tax Claim is not due and owing on the Effective Date, such Claim shall be paid in full in Cash in accordance with the terms of any agreement between the Debtors and the Holder of such Claim or as may be due and payable under applicable non-bankruptcy law or in the ordinary course of business. Thereafter, a Distribution Date shall occur no less frequently than once in every 90 day period, as necessary, in the Reorganized Debtors’ sole discretion.

B. Disbursing Agent.

Except as otherwise set forth in this Article VI.B, all distributions under the Plan shall be made by the Disbursing Agent. The Disbursing Agent shall not be required to give any bond or surety or other security for the performance of its duties.

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All Plan Distributions to Holders of Notes Claims shall be made to and deemed completed when received by the Notes Trustee. The Notes Trustee shall arrange to deliver such Plan Distributions to or on behalf of such Holders of Notes Claims, subject to the Notes Trustee Charging Lien, and regardless of whether such distributions are made by the Notes Trustee, or by the Disbursing Agent at the reasonable direction of the Notes Trustee, the Notes Trustee Charging Lien shall attach to the Plan Distributions to the Holders of Notes Claims in the same manner as if such Plan Distributions were made through the Notes Trustee. The Notes Trustee may establish its own record date for distribution and shall transfer or direct the transfer of such distributions through the facilities of DTC. The Notes Trustee and the shall have no duties or responsibility relating to any form of distribution that is not DTC eligible and the Debtors or Reorganized Debtors, as applicable, shall use commercially reasonable efforts to (i) seek the cooperation of DTC with respect to the cancellation of the Notes as of the Effective Date, and (ii) seek the cooperation of the relevant bank and broker participants in the DTC system to facilitate delivery of the distribution directly to the relevant beneficial owners as soon as practicable after the Effective Date.

C.	Rights and Powers of Disbursing Agent.

1. Powers of the Disbursing Agent.

The Disbursing Agent shall be empowered to: (a) effect all actions and execute all agreements, instruments, and other documents necessary to perform its duties under the Plan; (b) make all distributions contemplated hereby; (c) employ professionals to represent it with respect to its responsibilities; and (d) exercise such other powers as may be vested in the Disbursing Agent by order of the Bankruptcy Court, pursuant to the Plan, or as deemed by the Disbursing Agent to be necessary and proper to implement the provisions hereof.

2. Expenses Incurred On or After the Effective Date.

Except as otherwise ordered by the Bankruptcy Court, the amount of any reasonable fees and expenses incurred by the Disbursing Agent on or after the Effective Date (including taxes), and any reasonable compensation and expense reimbursement Claims (including reasonable attorney fees and expenses), made by the Disbursing Agent shall be paid in Cash by the Reorganized Debtors.

D.	Delivery of Distributions and Undeliverable or Unclaimed Distributions.

1. Record Date for Distribution.

On the Distribution Record Date, the Claims Register shall be closed and any party responsible for making distributions shall instead be authorized and entitled to recognize only those record Holders listed on the Claims Register as of the close of business on the Distribution Record Date. If a Claim, other than one based on a publicly traded Security, is transferred twenty or fewer days before the Distribution Record Date, the Disbursing Agent shall make distributions to the transferee only to the extent practical and, in any event, only if the relevant transfer form contains an unconditional and explicit certification and waiver of any objection to the transfer by the transferor.

2. Delivery of Distributions in General.

Except as otherwise provided herein, the Disbursing Agent shall make distributions to Holders of Allowed Claims and Allowed Interests (as applicable) as of the Distribution Record Date at the address for each such Holder as indicated on the Debtors’ records as of the date of any such distribution; provided, that the manner of such distributions shall be determined at the discretion of the Reorganized Debtors.

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3. Minimum Distributions.

No Cash payment of less than $250 shall be made to a Holder of an Allowed Claim on account of such Allowed Claim. When any distribution pursuant to the Plan on account of an Allowed Claim or Allowed Interest (as applicable) would otherwise result in the issuance of a number of shares of New Common Stock or New Preferred Stock that is not a whole number, the actual distribution of shares of New Common Stock or New Preferred Stock shall be rounded as follows: (a) fractions of one-half or greater shall be rounded to the next higher whole number and (b) fractions of less than one-half shall be rounded to the next lower whole number with no further payment therefor. The total number of authorized shares of New Common Stock and New Preferred Stock to be distributed to Holders of Allowed Claims and Allowed Interests hereunder shall be adjusted as necessary to account for the foregoing rounding. No fractional shares of New Common Stock or New Preferred Stock shall be distributed and no Cash shall be distributed in lieu of such fractional amounts.

4. Undeliverable and Unclaimed Distributions.

If any distribution to a Holder of an Allowed Claim is returned to the Disbursing Agent as undeliverable, no distribution shall be made to such Holder unless and until the Disbursing Agent is notified in writing of such Holder’s then-current address or other necessary information for delivery, at which time all currently due missed distributions shall be made to such Holder on the next Distribution Date without interest. Undeliverable distributions shall remain in the possession of the Reorganized Debtors until such time as a distribution becomes deliverable, or such distribution reverts to the Reorganized Debtors or is cancelled pursuant to this Article VI.D.4, and shall not be supplemented with any interest, dividends, or other accruals of any kind.

Any distribution under the Plan that is an Unclaimed Distribution or remains undeliverable for a period of six months after distribution shall be deemed unclaimed property under section 347(b) of the Bankruptcy Code and such Unclaimed Distribution or undeliverable distribution shall revest in the applicable Reorganized Debtor automatically (and without need for a further order by the Bankruptcy Court, notwithstanding any applicable federal, provincial, or estate escheat, abandoned, or unclaimed property laws to the contrary) and, to the extent such Unclaimed Distribution is comprised of New Common Stock or New Preferred Stock, such New Common Stock or New Preferred Stock shall be cancelled. Upon such revesting, the Claim of the Holder or its successors with respect to such property shall be cancelled, discharged, and forever barred notwithstanding any applicable federal or state escheat, abandoned, or unclaimed property laws, or any provisions in any document governing the distribution that is an Unclaimed Distribution, to the contrary. [The Disbursing Agent shall adjust the distributions of New Common Stock to reflect any such cancellation.]

5. Surrender of Cancelled Instruments or Securities.

On the Effective Date or as soon as reasonably practicable thereafter, each holder of a certificate or instrument evidencing a Claim or an Interest that has been cancelled in accordance with Article IV.H hereof shall be deemed to have surrendered such certificate or instrument to the Disbursing Agent. Such surrendered certificate or instrument shall be cancelled solely with respect to the Debtors, and such cancellation shall not alter the obligations or rights of any non-Debtor third parties vis-à-vis one another with respect to such certificate or instrument, including with respect to any indenture or agreement that governs the rights of the Holder of a Claim or Interest, which shall continue in effect for purposes of allowing Holders to receive distributions under the Plan, charging liens, priority of payment, and indemnification rights. Notwithstanding anything to the contrary herein, this paragraph shall not apply to certificates or instruments evidencing Claims that are Unimpaired under the Plan.

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E. Manner of Payment.

1. Except as otherwise provided in the Plan or any agreement, instrument, or other document incorporated in the Plan or the Plan Supplement, all distributions of the New Common Stock and New Preferred Stock to the Holders of the applicable Allowed Claims or Interests under the Plan shall be made by the Disbursing Agent on behalf of the Debtors or Reorganized Debtors, as applicable.

2. All distributions of Cash to the Holders of the applicable Allowed Claims under the Plan shall be made by the Disbursing Agent on behalf of the applicable Debtor or Reorganized Debtor.

3. At the option of the Disbursing Agent, any Cash payment to be made hereunder may be made by check or wire transfer or as otherwise required or provided in applicable agreements.

F. Indefeasible Distributions.

Any and all distributions made under the Plan shall be indefeasible and not subject to clawback or turnover provisions.

G. Section 1145 Exemption.

Pursuant to section 1145 of the Bankruptcy Code, the offer, issuance and distribution of the New Common Stock and New Preferred Stock, as contemplated by Article III.B hereof, shall be exempt from, among other things, the registration requirements of section 5 of the Securities Act and any other applicable Law requiring registration prior to the offering, issuance, distribution, or sale of Securities, to the maximum extent possible.  Prior to the Petition Date, the offering of such New Common Stock and New Preferred Stock shall be exempt from such registration requirements pursuant to Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder. In addition, under section 1145 of the Bankruptcy Code, such New Common Stock and New Preferred Stock will be freely tradable in the U.S. by the recipients thereof, subject to the provisions of (i) section 1145 (b)(1) of the Bankruptcy Code relating to the definition of an underwriter in section 2(a)(11) of the Securities Act, (ii) compliance with applicable securities laws and any rules and regulations of the Securities and Exchange Commission, if any, applicable at the time of any future transfer of such Securities or instruments, and (iii) any restrictions in the Reorganized Debtors’ New Organizational Documents.

H. Compliance with Tax Requirements.

In connection with the Plan, to the extent applicable, the Debtors, Reorganized Debtors, Disbursing Agent, and any applicable withholding agent shall comply with all tax withholding and reporting requirements imposed on them by any Governmental Unit, and all distributions made pursuant to the Plan shall be subject to such withholding and reporting requirements. Notwithstanding any provision in the Plan to the contrary, such parties shall be authorized to take all actions necessary or appropriate to comply with such withholding and reporting requirements, including liquidating a portion of the distribution to be made under the Plan to generate sufficient funds to pay applicable withholding taxes, withholding distributions pending receipt of information necessary to facilitate such distributions, or establishing any other mechanisms they believe are reasonable and appropriate. The Debtors and Reorganized Debtors reserve the right to allocate all distributions made under the Plan in compliance with all applicable wage garnishments, alimony, child support, and similar spousal awards, Liens, and encumbrances.

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I. Allocations.

Distributions in respect of Allowed Claims shall be allocated first to the principal amount of such Claims (as determined for federal income tax purposes) and then, to the extent the consideration exceeds the principal amount of the Claims, to any portion of such Claims for accrued but unpaid interest.

J. No Postpetition Interest on Claims.

Unless otherwise specifically provided for in the DIP Orders, the Plan, or the Confirmation Order, or required by applicable bankruptcy and non-bankruptcy Law, postpetition interest shall not accrue or be paid on any prepetition Claims, and no Holder of a Claim shall be entitled to interest accruing on or after the Petition Date on such Claim. Additionally, and without limiting the foregoing, interest shall not accrue or be paid on any Disputed Claim with respect to the period from the Effective Date to the date a final distribution is made on account of such Disputed Claim, if and when such Disputed Claim becomes an Allowed Claim.

K. Foreign Currency Exchange Rate.

Except as otherwise provided in a Bankruptcy Court order, as of the Effective Date, any Claim asserted in currency other than U.S. dollars shall be automatically deemed converted to the equivalent U.S. dollar value using the exchange rate for the applicable currency as published in The Wall Street Journal, National Edition, on the Effective Date.

L. Setoffs and Recoupment.

Except as expressly provided in the Plan, each Reorganized Debtor may, pursuant to section 553 of the Bankruptcy Code, set off and/or recoup against any Plan Distributions to be made on account of any Allowed Claim, any and all claims, rights, and Causes of Action that such Reorganized Debtor may hold against the Holder of such Allowed Claim to the extent such setoff or recoupment is either (1) agreed in amount among the relevant Reorganized Debtor(s) and the Holder of the Allowed Claim or (2) otherwise adjudicated by the Bankruptcy Court or another court of competent jurisdiction; provided, that neither the failure to effectuate a setoff or recoupment nor the allowance of any Claim hereunder shall constitute a waiver or release by a Reorganized Debtor or its successor of any and all claims, rights, and Causes of Action that such Reorganized Debtor or its successor may possess against the applicable Holder. In no event shall any Holder of a Claim be entitled to recoup such Claim against any claim, right, or Cause of Action of the Debtors or the Reorganized Debtors, as applicable, unless such Holder actually has performed such recoupment and provided notice thereof in writing to the Debtors in accordance with Article XIII.F hereof on or before the Effective Date, notwithstanding any indication in any Proof of Claim or otherwise that such Holder asserts, has, or intends to preserve any right of recoupment.

M. Claims Paid or Payable by Third Parties.

1. Claims Paid by Third Parties.

The Debtors or the Reorganized Debtors, as applicable, shall reduce in full a Claim, and such Claim shall be disallowed without a Claims objection having to be Filed and without any further notice to or action, order, or approval of the Bankruptcy Court, to the extent that the Holder of such Claim receives payment in full on account of such Claim from a party that is not a Debtor or a Reorganized Debtor. Subject to the last sentence of this paragraph, to the extent a Holder of a Claim receives a distribution on account of such Claim and receives payment from a party that is not a Debtor or a Reorganized Debtor on account of such Claim, such Holder shall, within fourteen calendar days of receipt thereof, repay or return the distribution to the applicable Reorganized Debtor, to the extent the Holder’s total recovery on account of such Claim from the third party and under the Plan exceeds the amount of such Claim as of the date of any such distribution under the Plan. The failure of such Holder to timely repay or return such distribution shall result in the Holder owing the applicable Reorganized Debtor annualized interest at the Federal Judgment Rate on such amount owed for each Business Day after the fourteen-day grace period specified above until the amount is repaid.

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2. Claims Payable by Third Parties.

No distributions under the Plan shall be made on account of an Allowed Claim that is payable pursuant to one of the Debtors’ insurance policies until the Holder of such Allowed Claim has exhausted all remedies with respect to such insurance policy. To the extent that one or more of the Debtors’ insurers agrees to satisfy in full or in part a Claim (if and to the extent adjudicated by a court of competent jurisdiction), then immediately upon such insurers’ agreement, the applicable portion of such Claim may be expunged without a Claims objection having to be Filed and without any further notice to or action, order, or approval of the Bankruptcy Court.

3. Applicability of Insurance Policies.

Except as otherwise provided in the Plan, distributions to Holders of Allowed Claims shall be in accordance with the provisions of any applicable insurance policy. Nothing contained in the Plan shall constitute or be deemed a waiver of any Cause of Action that the Debtors or any Entity may hold against any other Entity, including insurers under any policies of insurance, nor shall anything contained herein constitute or be deemed a waiver by such insurers of any defenses, including coverage defenses, held by such insurers.

Article VII.
PROCEDURES FOR RESOLVING CONTINGENT,
UNLIQUIDATED, AND DISPUTED CLAIMS

A. Allowance of Claims.

After the Effective Date, each of the Reorganized Debtors shall have and retain any and all rights and defenses the applicable Debtor had with respect to any Claim or Interest immediately before the Effective Date. Except as expressly provided in the Plan or in any order entered in the Chapter 11 Cases before the Effective Date (including the Confirmation Order), no Claim or Interest shall become an Allowed Claim or Interest unless and until such Claim or Interest, as applicable, is deemed Allowed under the Plan or the Bankruptcy Code, or the Bankruptcy Court has entered a Final Order, including the Confirmation Order (when it becomes a Final Order), in the Chapter 11 Cases allowing such Claim.

B. Claims Administration Responsibilities.

Except as otherwise specifically provided in the Plan and notwithstanding any requirements that may be imposed pursuant to Bankruptcy Rule 9019, after the Effective Date, the Reorganized Debtors shall have the sole authority to: (1) File and prosecute objections to Claims; (2) settle, compromise, withdraw, litigate to judgment, or otherwise resolve objections to any and all Claims, regardless of whether such Claims are in a Class or otherwise; (3) settle, compromise, or resolve any Disputed Claim without any further notice to or action, order, or approval by the Bankruptcy Court; and (4) administer and adjust the Claims Register to reflect any such settlements or compromises without any further notice to or action, order, or approval by the Bankruptcy Court. After the Effective Date, the Reorganized Debtors shall resolve Disputed Claims in accordance with their fiduciary duties and pursuant to the terms of the Plan.

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C. Estimation of Claims.

Before, on, or after the Effective Date, the Debtors or the Reorganized Debtors, as applicable, may (but are not required to) at any time request that the Bankruptcy Court estimate any Claim pursuant to applicable law, including pursuant to section 502(c) of the Bankruptcy Code and/or Bankruptcy Rule 3012 for any reason, regardless of whether any party previously has objected to such Claim or whether the Bankruptcy Court has ruled on any such objection, and the Bankruptcy Court shall retain jurisdiction to estimate any such Claim, including during the litigation of any objection to any Claim or during the pendency of any appeal relating to such objection. Notwithstanding any provision to the contrary in the Plan, a Claim that has been expunged from the Claims Register, but that either is subject to appeal or has not been the subject of a Final Order, shall be deemed to be estimated at zero dollars, unless otherwise ordered by the Bankruptcy Court. In the event that the Bankruptcy Court estimates any Claim and does not provide otherwise, such estimated amount shall constitute a maximum limitation on such Claim for all purposes under the Plan (including for purposes of distributions and discharge) and may be used as evidence in any supplemental proceedings, and the Debtors or Reorganized Debtors may elect to pursue any supplemental proceedings to object to any ultimate distribution on such Claim. Notwithstanding section 502(j) of the Bankruptcy Code, in no event shall any Holder of a Claim that has been estimated pursuant to section 502(c) of the Bankruptcy Code or otherwise be entitled to seek reconsideration of such estimation unless such Holder has Filed a motion requesting the right to seek such reconsideration on or before seven (7) days after the date on which such Claim is estimated. Each of the foregoing Claims and objection, estimation, and resolution procedures are cumulative and not exclusive of one another. Claims may be estimated and subsequently compromised, settled, withdrawn, or resolved by any mechanism approved by the Bankruptcy Court.

D. Disputed Claims Reserve.

On or before the Effective Date, the Reorganized Debtors shall establish one or more reserves of New Common Stock for those General Unsecured Claims that are Disputed Claims as of the Distribution Record Date (for the avoidance of doubt, deducting such amounts from the Existing Interests Equity Pool), which reserves shall be administered by the Disbursing Agent. After the Effective Date, the Disbursing Agent shall hold such New Common Stock in such reserve(s) in trust for the benefit of the Holders of General Unsecured Claims that are Disputed Claims as of the Distribution Record Date, that are ultimately determined to be Allowed after the Distribution Record Date. The Disbursing Agent shall distribute such amounts (net of any expenses, including any taxes relating thereto), as provided herein, as such Claims are resolved by a Final Order or agreed to by settlement, and such amounts will be distributable on account of such Claims as such amounts would have been distributable had such Claims been Allowed Claims as of the Effective Date under Article III of the Plan solely to the extent of the amounts available in the applicable reserve(s).

Upon a Disputed Claim becoming disallowed by a Final Order, the applicable amount of New Common Stock that was in the disputed claims reserve on account of such Disputed Claim shall be canceled by the Reorganized Debtors. [The Disbursing Agent shall adjust the distributions of New Common Stock to reflect any such cancellation].

Any assets held in a disputed claims reserve shall be subject to the tax rules that apply to “disputed ownership funds” under 26 C.F.R. 1.468B–9. As such, such assets will be subject to entity-level taxation, and the Reorganized Debtors shall be required to comply with the relevant rules.

E. Adjustment to Claims or Interests without Objection.

Any duplicate Claim or Interest or any Claim or Interest that has been paid, satisfied, amended, or superseded may be adjusted or expunged on the Claims Register by the Reorganized Debtors without the Reorganized Debtors having to File an application, motion, complaint, objection, or any other legal proceeding seeking to object to such Claim or Interest and without any further notice to or action, order, or approval of the Bankruptcy Court.

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F. Time to File Objections to Claims.

Any objections to Claims or Interests shall be Filed on or before the later of (i) 180 days after the Effective Date and (ii) such other period of limitation as may be specifically fixed by the Bankruptcy Court upon a motion by the Debtors or Reorganized Debtors.

G. Disallowance of Claims or Interests.

Except as otherwise expressly set forth herein, all Claims and Interests of any Entity from which property is sought by the Debtors under sections 542, 543, 550, or 553 of the Bankruptcy Code or that the Debtors or the Reorganized Debtors allege is a transferee of a transfer that is avoidable under sections 522(f), 522(h), 544, 545, 547, 548, 549, or 724(a) of the Bankruptcy Code shall be disallowed if: (a) the Entity, on the one hand, and the Debtors or the Reorganized Debtors, as applicable, on the other hand, agree or the Bankruptcy Court has determined by Final Order that such Entity or transferee is liable to turn over any property or monies under any of the aforementioned sections of the Bankruptcy Code; and (b) such Entity or transferee has failed to turn over such property by the date set forth in such agreement or Final Order.

Except as otherwise provided herein or as agreed to by the Debtors or the Reorganized Debtors, any and all Proofs of Claim Filed after the Claims Bar Date shall be deemed disallowed and expunged as of the Effective Date without any further notice to or action, order, or approval of the Bankruptcy Court, and Holders of such Claims may not receive any distributions on account of such Claims, unless such late Proof of Claim has been deemed timely Filed by a Final Order.

H. Amendments to Claims.

On or after the Effective Date, a Claim may not be Filed or amended without the prior authorization of the Bankruptcy Court or the Reorganized Debtors, and any such new or amended Claim Filed shall be deemed disallowed in full and expunged without any further notice to or action, order, or approval of the Bankruptcy Court to the maximum extent provided by applicable law.

I. No Distributions Pending Allowance.

Notwithstanding any other provision of the Plan, if any portion of a Claim or Interest is a Disputed Claim or Interest, as applicable, no payment or distribution provided hereunder shall be made on account of such Claim or Interest unless and until such Disputed Claim or Interest becomes an Allowed Claim or Interest; provided, that if only the Allowed amount of an otherwise valid Claim or Interest is Disputed, such Claim or Interest shall be deemed Allowed in the amount not Disputed and payment or distribution shall be made on account of such undisputed amount.

J. Distributions After Allowance.

To the extent that a Disputed Claim or Interest ultimately becomes an Allowed Claim or Interest, distributions (if any) shall be made to the Holder of such Allowed Claim or Interest in accordance with the provisions of the Plan. As soon as reasonably practicable after the date that the order or judgment of the Bankruptcy Court allowing any Disputed Claim or Interest becomes a Final Order, the Disbursing Agent shall provide to the Holder of such Claim or Interest the distribution (if any) to which such Holder is entitled under the Plan as of the Effective Date, without any interest to be paid on account of such Claim or Interest.

K. Single Satisfaction of Claims.

Holders of Allowed Claims or Allowed Interests may assert such Claims against the Debtors obligated with respect to such Claims, and such Claims shall be entitled to share in the recovery provided for the applicable Claim or Interest against the Debtors based upon the full Allowed amount of such Claims or Interests. Notwithstanding the foregoing, in no case shall the aggregate value of all property received or retained under the Plan on account of any Allowed Claim or Allowed Interest exceed 100 percent of the underlying Allowed Claim or Allowed Interest.

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Article VIII.
SETTLEMENT, RELEASE, INJUNCTION, AND RELATED PROVISIONS

A. Discharge of Claims and Termination of Interests.

Pursuant to section 1141(d) of the Bankruptcy Code, and except as otherwise specifically provided in the Definitive Documents, the Plan, or in any contract, instrument, or other agreement or document created or entered into pursuant to the Plan, the distributions, rights, and treatment that are provided in the Plan shall be in complete satisfaction, discharge, and release, effective as of the Effective Date, of Claims (including any Intercompany Claims resolved or compromised after the Effective Date by the Reorganized Debtors), Interests, and Causes of Action of any nature whatsoever, including any interest accrued on Claims or Interests from and after the Petition Date, whether known or unknown, against, liabilities of, Liens on, obligations of, rights against, and interests in, the Debtors or any of their assets or properties, regardless of whether any property shall have been distributed or retained pursuant to the Plan on account of such Claims and Interests, including demands, liabilities, and Causes of Action that arose before the Effective Date, any liability (including withdrawal liability) to the extent such Claims or Interests relate to services performed by employees of the Debtors prior to the Effective Date and that arise from a termination of employment, any contingent or non-contingent liability on account of representations or warranties issued on or before the Effective Date, and all debts of the kind specified in sections 502(g), 502(h), or 502(i) of the Bankruptcy Code, in each case whether or not: (1) a Proof of Claim based upon such debt or right is Filed or deemed Filed pursuant to section 501 of the Bankruptcy Code; (2) a Claim or Interest based upon such debt, right, or interest is Allowed pursuant to section 502 of the Bankruptcy Code; or (3) the Holder of such a Claim or Interest has accepted the Plan. Any default by the Debtors or their Affiliates with respect to any Claim or Interest that existed immediately prior to or on account of the filing of the Chapter 11 Cases shall be deemed cured on the Effective Date. The Confirmation Order shall be a judicial determination of the discharge of all Claims (other than the Reinstated Claims) and Interests (other than the Intercompany Interests that are Reinstated) subject to the occurrence of the Effective Date.

B. Release of Liens.

Except as otherwise provided in the Exit Facility Documentation, the Plan, the Confirmation Order, or in any contract, instrument, release, or other agreement or document created pursuant to the Plan, on the Effective Date and concurrently with the applicable distributions made pursuant to the Plan and, in the case of a Secured Claim, satisfaction in full of the portion of the Secured Claim that is Allowed as of the Effective Date, except for Other Secured Claims that the Debtors elect to Reinstate in accordance with the Plan, all mortgages, deeds of trust, Liens, pledges, or other security interests against any property of the Estates shall be fully released and discharged, and all of the right, title, and interest of any Holder of such mortgages, deeds of trust, Liens, pledges, or other security interests shall revert to the Reorganized Debtors and their successors and assigns, in each case, without any further approval or order of the Bankruptcy Court and without any action or Filing being required to be made by the Debtors or Reorganized Debtors, or any other Holder of a Secured Claim. Any Holder of such Secured Claim (and the applicable agents for such Holder) shall be authorized and directed, at the sole cost and expense of the Reorganized Debtors, to release any collateral or other property of any Debtor (including any cash collateral and possessory collateral) held by such Holder (and the applicable agents for such Holder), and to take such actions as may be reasonably requested by the Reorganized Debtors to evidence the release of such Liens and/or security interests, including the execution, delivery, and filing or recording of such releases. The presentation or filing of the Confirmation Order to or with any federal, state, provincial, or local agency, records office, or department shall constitute good and sufficient evidence of, but shall not be required to effect, the termination of such mortgages, deeds of trust, Liens, pledges, and other security interests.

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To the extent that any Holder of a Secured Claim that has been satisfied or discharged in full pursuant to the Plan, or any agent for such Holder, has filed or recorded publicly any Liens and/or security interests to secure such Holder’s Secured Claim, then as soon as practicable on or after the Effective Date, such Holder (or the agent for such Holder) shall take any and all steps requested by the Debtors, the Reorganized Debtors, or the Exit Facility Agents that are necessary or desirable to record or effectuate the cancellation and/or extinguishment of such Liens and/or security interests, including the making of any applicable filings or recordings, and the Reorganized Debtors shall be entitled to make any such filings or recordings on such Holder’s behalf.

C. Releases by the Debtors.

Notwithstanding anything contained in the Plan to the contrary, pursuant to section 1123(b) of the Bankruptcy Code, for good and valuable consideration, on and after the Effective Date, each Released Party is deemed released and discharged by the Debtors, the Reorganized Debtors, and their Estates from any and all claims and Causes of Action, whether known or unknown, including any derivative claims, asserted by or on behalf of the Debtors, that the Debtors, the Reorganized Debtors, or their Estates (as applicable) would have been legally entitled to assert in their own right (whether individually or collectively) or on behalf of the Holder of any Claim against or Interest in a Debtor or other Entity, or that any Holder of any Claim against or Interest in a Debtor or other Entity could have asserted on behalf of the Debtors, based on or relating to or in any manner arising from in whole or in part, the Debtors (including the management, ownership, or operation thereof), any Securities issued by the Debtors and the ownership thereof, the Debtors’ in or out of court restructuring efforts, any Avoidance Actions (but excluding Avoidance Actions brought as counterclaims or defenses to Claims asserted against the Debtors), the RBL Facility, any intercompany transactions, the Chapter 11 Cases and any related adversary proceedings, the formulation, preparation, dissemination, solicitation, negotiation, entry into, or filing of the Restructuring Support Agreement, the Disclosure Statement, the DIP Facility, the Plan, the Plan Supplement, the Exit Facility, or any Restructuring Transaction, contract, instrument, release, or other agreement or document (including any legal opinion requested by any Entity regarding any transaction, contract instrument, document, or other agreement contemplated by the Plan or the reliance by any Released Party on the Plan or the Confirmation Order in lieu of such legal opinion) created or entered into in connection with the Restructuring Support Agreement, the Disclosure Statement, the DIP Facility, the Exit Facility, the Rights Offering, the Backstop Commitment Agreement, the Plan, or the Plan Supplement, the filing of the Chapter 11 Cases, the pursuit of Confirmation, the pursuit of Consummation, the administration and implementation of the Plan, including the issuance or distribution of Securities pursuant to the Plan, or the distribution of property under the Plan or any other related agreement, or upon any other related act or omission, transaction, agreement, event, or other occurrence taking place on or before the Effective Date.

Notwithstanding anything to the contrary in the foregoing, the releases set forth above do not release: (i) any post-Effective Date obligations of any party or Entity under the Plan, the Confirmation Order, any Restructuring Transaction, any Definitive Document, or any other document, instrument, or agreement (including those set forth in the Plan Supplement) executed to implement the Plan or the Restructuring Transactions; or (ii) the rights of any Holder of Allowed Claims to receive distributions under the Plan.

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Entry of the Confirmation Order shall constitute the Bankruptcy Court’s approval, pursuant to Bankruptcy Rule 9019, of the Debtor release, which includes by reference each of the related provisions and definitions contained in the Plan, and further, shall constitute the Bankruptcy Court’s finding that the Debtor release is: (a) in exchange for the good and valuable consideration provided by the Released Parties; (b) a good faith settlement and compromise of the claims or Causes of Action released by the Debtor release; (c) in the best interests of the Debtors, the Estates, and all Holders of Claims and Interests; (d) fair, equitable and reasonable; (e) given and made after reasonable investigation by the Debtors and after notice and opportunity for hearing; and (f) a bar to any of the Debtors, the Reorganized Debtors, or the Estates asserting any claim or Cause of Action released by the Debtor release against any of the Released Parties.

D. Releases by the Releasing Parties.

Notwithstanding anything contained in the Plan to the contrary, as of the Effective Date, each Releasing Party is deemed to have released and discharged each Debtor, Reorganized Debtor, and Released Party from any and all claims and Causes of Action, whether known or unknown, including any derivative claims, asserted on behalf of the Debtors, the Reorganized Debtors, or their Estates (as applicable) that such Entity would have been legally entitled to assert (whether individually or collectively), based on or relating to or in any manner arising from, in whole or in part, the Debtors (including the management, ownership, or operation thereof), any Securities issued by the Debtors and the ownership thereof, the Debtors’ in or out of court restructuring efforts, any Avoidance Actions (but excluding Avoidance Actions brought as counterclaims or defenses to Claims asserted against the Debtors), the RBL Facility, any intercompany transactions, the Chapter 11 Cases, the formulation, preparation, dissemination, solicitation, negotiation, entry into, or filing of the Restructuring Support Agreement, the Disclosure Statement, the DIP Facility, the Plan, the Plan Supplement, the Exit Facility, or any Restructuring Transaction, contract, instrument, release, or other agreement or document (including any legal opinion requested by any Entity regarding any transaction, contract, instrument, document, or other agreement contemplated by the Plan or the reliance by any Released Party on the Plan or the Confirmation Order in lieu of such legal opinion) created or entered into in connection with the Restructuring Support Agreement, the Disclosure Statement, the DIP Facility, the Exit Facility, the Rights Offering, the Backstop Commitment Agreement, the Plan, the filing of the Chapter 11 Cases, the pursuit of Confirmation, the pursuit of Consummation, the administration and implementation of the Plan, including the issuance or distribution of Securities pursuant to the Plan, or the distribution of property under the Plan or any other related agreement, or upon any other related act or omission, transaction, agreement, event, or other occurrence taking place on or before the Effective Date.

Notwithstanding anything to the contrary in the foregoing, the releases set forth above do not release: (i) any post-Effective Date obligations of any party or Entity under the Plan, the Confirmation Order, any Restructuring Transaction, any Definitive Document, or any other document, instrument, or agreement (including those set forth in the Plan Supplement) executed to implement the Plan or the Restructuring Transactions, including the Exit RBL/Term Loan A Facility Documentation and the Exit Term Loan B Facility Documentation; (ii) the rights of any Holder of Allowed Claims to receive distributions under the Plan. For the avoidance of doubt, nothing in this Plan shall be deemed to be, or construed as, a release, waiver, discharge, or other limitation or modification of any of the RBL/DIP Preserved Rights.

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Entry of the Confirmation Order shall constitute the Bankruptcy Court’s approval, pursuant to Bankruptcy Rule 9019, of the third-party release, which includes by reference each of the related provisions and definitions contained in the Plan, and, further, shall constitute the Bankruptcy Court’s finding that the third-party release is: (a) consensual; (b) essential to the Confirmation; (c) given in exchange for the good and valuable consideration provided by the Released Parties, including, without limitation, the Released Parties’ contributions to facilitating the restructuring and implementing the Plan; (d) a good faith settlement and compromise of the claims or Causes of Action released by the third-party release; (e) in the best interests of the Debtors and their Estates; (f) fair, equitable, and reasonable; (g) given and made after due notice and opportunity for hearing; and (h) a bar to any of the Releasing Parties asserting any claim or Cause of Action released pursuant to the third-party release.

E. Exculpation.

Except as otherwise specifically provided in the Plan or the Confirmation Order, no Exculpated Party shall have or incur liability for, and each Exculpated Party shall be released and exculpated from any claims and Cause of Action for any claim related to any act or omission in connection with, relating to, or arising out of, the Chapter 11 Cases, the formulation, preparation, dissemination, negotiation, filing, or termination of the Restructuring Support Agreement and related prepetition transactions (including the RBL Credit Agreement, the Notes Indentures or the Notes), the Disclosure Statement, the Plan, the DIP Facility, the Exit Facility Documentation, the Plan Supplement, or any Restructuring Transaction, contract, instrument, release or other agreement or document (including any legal opinion requested by any Entity regarding any transaction, contract, instrument, document, or other agreement contemplated by the Plan or the reliance by any Released Party on the Plan or the Confirmation Order in lieu of such legal opinion) created or entered into in connection with the Disclosure Statement, the Restructuring Support Agreement, the DIP Facility, the Exit Facility, the Rights Offering, the Backstop Commitment Agreement, the Plan, or the Plan Supplement, the filing of the Chapter 11 Cases, the pursuit of Confirmation, the pursuit of Consummation, the administration and implementation of the Plan, including the issuance or distribution of Securities pursuant to the Plan, or the distribution of property under the Plan or any other related agreement, or upon any other related act or omission, transaction, agreement, event, or other occurrence taking place on or before the Effective Date, except for claims related to any act or omission that is determined in a Final Order by a court of competent jurisdiction to have constituted actual fraud, willful misconduct, or gross negligence, but in all respects such Entities shall be entitled to reasonably rely upon the advice of counsel with respect to their duties and responsibilities pursuant to the Plan.

The Exculpated Parties have, and upon Confirmation shall be deemed to have, participated in good faith and in compliance with the applicable laws with regard to the solicitation of votes and distribution of consideration pursuant to the Plan and, therefore, are not, and on account of such distributions shall not be, liable at any time for the violation of any applicable law, rule, or regulation governing the solicitation of acceptances or rejections of the Plan or such distributions made pursuant to the Plan.

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F. Injunction.

Except as otherwise expressly provided in the Plan or the Confirmation Order or for obligations or distributions issued or required to be paid pursuant to the Plan or the Confirmation Order, all Entities who have held, hold, or may hold the Released Claims are permanently enjoined from and after the Effective Date, from taking any of the following actions against, as applicable, the Debtors, the Reorganized Debtors, the Exculpated Parties, or the Released Parties: (1) commencing or continuing in any manner any action, suit, or other proceeding of any kind on account of or in connection with or with respect to any Released Claims; (2) enforcing, attaching, collecting, or recovering by any manner or means any judgment, award, decree, or order against such Entities on account of or in connection with or with respect to any Released Claims; (3) creating, perfecting, or enforcing any lien or encumbrance of any kind against such Entities or the Estates of such Entities on account of or in connection with or with respect to any Released Claims; (4) asserting any right of setoff, subrogation, or recoupment of any kind against any obligation due from such Entities or against the property or the Estates of such Entities on account of or in connection with or with respect to any Released Claims unless such Entity has Filed a motion requesting the right to perform such setoff on or before the Effective Date, and notwithstanding an indication of a Claim or Interest or otherwise that such Entity asserts, has, or intends to preserve any right of setoff pursuant to applicable Law or otherwise; and (5) commencing or continuing in any manner any action or other proceeding of any kind on account of or in connection with or with respect to any Released Claims released or settled pursuant to the Plan.

Upon entry of the Confirmation Order, all Holders of Claims and Interests and their respective current and former employees, agents, officers, directors, managers, principals, and direct and indirect Affiliates, in their capacities as such, shall be enjoined from taking any actions to interfere with the implementation or Consummation of the Plan. Each Holder of an Allowed Claim or Allowed Interest, as applicable, by accepting, or being eligible to accept, distributions under or Reinstatement of such Claim or Interest, as applicable, pursuant to the Plan, shall be deemed to have consented to the injunction provisions set forth in this Article VIII.F hereof.

G. Protections Against Discriminatory Treatment.

Consistent with section 525 of the Bankruptcy Code and the Supremacy Clause of the U.S. Constitution, all Entities, including Governmental Units, shall not discriminate against the Reorganized Debtors or deny, revoke, suspend, or refuse to renew a license, permit, charter, franchise, or other similar grant to, condition such a grant to, discriminate with respect to such a grant against, the Reorganized Debtors, or another Entity with whom the Reorganized Debtors have been associated, solely because each Debtor has been a debtor under chapter 11 of the Bankruptcy Code, has been insolvent before the commencement of the Chapter 11 Cases (or during the Chapter 11 Cases but before the Debtors are granted or denied a discharge), or has not paid a debt that is dischargeable in the Chapter 11 Cases.

H. Document Retention.

On and after the Effective Date, the Reorganized Debtors may maintain documents in accordance with their standard document retention policy, as may be altered, amended, modified, or supplemented by the Reorganized Debtors.

I. Reimbursement or Contribution.

If the Bankruptcy Court disallows a Claim for reimbursement or contribution of an Entity pursuant to section 502(e)(1)(B) of the Bankruptcy Code, then to the extent that such Claim is contingent as of the time of allowance or disallowance, such Claim shall be forever disallowed and expunged notwithstanding section 502(j) of the Bankruptcy Code, unless prior to the Confirmation Date: (1) such Claim has been adjudicated as non-contingent or (2) the relevant Holder of a Claim has Filed a non-contingent Proof of Claim on account of such Claim and a Final Order has been entered prior to the Confirmation Date determining such Claim as no longer contingent.

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Article IX.
CONDITIONS PRECEDENT TO CONSUMMATION OF THIS PLAN

A. Conditions Precedent to the Effective Date.

It shall be a condition to the Effective Date that the following conditions shall have been satisfied or waived pursuant to the provisions of Article IX.B hereof:

1. the Bankruptcy Court shall have entered the Confirmation Order, which shall:

(a)	be in form and substance consistent with the Restructuring Support Agreement and acceptable to the Required Consenting Stakeholders;

(b)	authorize the Debtors to take all actions necessary to enter into, implement, and consummate the contracts, instruments, releases, leases, indentures, and other agreements or documents created in connection with the Plan;

(c)	decree that the provisions of the Confirmation Order and the Plan are nonseverable and mutually dependent;

(d)	authorize the Debtors and Reorganized Debtors, as applicable or necessary, to, among other things: (i) implement the Restructuring Transactions; (ii) issue and distribute the New Common Stock and New Preferred Stock pursuant to the exemption from registration under the Securities Act provided by section 1145 of the Bankruptcy Code or other exemption from such registration or pursuant to one or more registration statements; (iii) make all distributions and issuances as required under the Plan; including Cash, the New Common Stock, and the New Preferred Stock; and (iv) enter into any agreements and transactions as necessary to effectuate the Restructuring Transactions;

(e)	authorize the implementation of the Plan in accordance with its terms;

(f)	provide that, pursuant to section 1146 of the Bankruptcy Code, the issuance or exchange of any Security, assignment or surrender of any lease or sublease, and the delivery of any deed or other instrument or transfer order, in furtherance of, or in connection with the Plan shall not be subject to any stamp, real estate transfer, mortgage recording, or other similar tax; and

(g)	be a Final Order;

2. the Debtors shall have obtained all authorizations, consents, regulatory approvals, rulings, or documents that are necessary to implement and effectuate the Plan;

3. the Definitive Documents shall contain terms and conditions consistent in all material respects with the Plan and the Restructuring Support Agreement and shall otherwise be subject to the Consenting Stakeholder Consent Rights;

4. the Exit Facility Documentation shall have been duly executed and delivered by all of the Entities that are parties thereto and all conditions precedent (other than any conditions related to the occurrence of the Effective Date) to the effectiveness of the Exit Facility shall have been satisfied or duly waived in writing in accordance with the terms of each of the Exit Facility and the closing of each of the Exit Facility shall have occurred;

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5. the Backstop Commitment Agreement shall have been approved pursuant to the Confirmation Order and shall remain in full force and effect, all conditions shall have been satisfied thereunder, and there shall be no breach that would give rise to a right to terminate the Backstop Commitment Agreement for which notice has been given in accordance with the terms thereof (including by the requisite parties thereunder), or such notice could have been given to the extent such notice is not permitted due to the commencement of the Chapter 11 Cases and the related automatic stay;

6. the final version of the Plan Supplement and all of the schedules, documents, and exhibits contained therein (and any amendment thereto) shall have been Filed in a manner consistent in all respects with the Restructuring Support Agreement and shall otherwise be subject to the Consenting Stakeholder Consent Rights;

7. the Debtors shall have renegotiated and/or rejected their Executory Contracts or Unexpired Leases in a manner acceptable to the Required Consenting Stakeholders;

8. the Restructuring Support Agreement shall remain in full force and effect, all conditions shall have been satisfied thereunder, and there shall be no breach that, after the expiration of any applicable notice or any cure period, would give rise to a right to terminate the Restructuring Support Agreement;

9. the Debtors and Reorganized Debtors, as applicable, shall have implemented the Restructuring Transactions in a manner consistent with the Restructuring Support Agreement (and subject to the Consenting Stakeholder Consent Rights), the Plan, and the Plan Supplement;

10. all Professional fees and expenses of retained Professionals that require the Bankruptcy Court’s approval shall have been paid in full or amounts sufficient to pay such fees and expenses after the Effective Date shall have been placed in a Professional Escrow Account pending the Bankruptcy Court’s approval of such fees and expenses; and

11. all Transaction Expenses shall be paid as set forth in Article II.F.

B. Waiver of Conditions.

Except as otherwise specified in the Plan or the Restructuring Support Agreement, any one or more of the conditions to Consummation set forth in this Article IX may be waived only if waived in writing by the Debtors and the Required Consenting Stakeholders without notice, leave, or order of the Bankruptcy Court or any formal action other than proceedings to confirm or consummate the Plan.

C. Effect of Failure of Conditions.

If Consummation does not occur, the Plan shall be null and void in all respects and nothing contained in the Plan, the Disclosure Statement, Restructuring Support Agreement, or Backstop Commitment Agreement shall: (1) constitute a waiver or release of any Claims by the Debtors, Claims, or Interests; (2) prejudice in any manner the rights of the Debtors, any Holders of Claims or Interests, or any other Entity; or (3) constitute an admission, acknowledgment, offer, or undertaking by the Debtors, any Holders of Claims or Interests, or any other Entity, provided that all provisions of the Restructuring Support Agreement or the Backstop Commitment Agreement that survive termination thereof shall remain in effect in accordance with the terms thereof.

D. Substantial Consummation

“Substantial Consummation” of the Plan, as defined in 11 U.S.C. § 1101(2), shall be deemed to occur on the Effective Date.

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Article X.
EFFECT OF CONFIRMATION OF THE PLAN

Upon entry of the Confirmation Order, the Bankruptcy Court shall be deemed to have made and issued on the Confirmation Date the following findings of fact and conclusions of law as though made after due deliberation and upon the record at the Confirmation Hearing. Upon entry of the Confirmation Order, any and all findings of fact in the Plan shall constitute findings of fact even if they are stated as conclusions of law, and any and all conclusions of law in the Plan shall constitute conclusions of law even if they are stated as findings of fact.

A. Jurisdiction and Venue.

On the Petition Date, the Debtors commenced the Chapter 11 Cases by filing voluntary petitions for relief under chapter 11 of the Bankruptcy Code. The Debtors were and are qualified to be debtors under section 109 of the Bankruptcy Code. Venue in the Southern District of Texas was proper as of the Petition Date and continues to be proper. Confirmation of the Plan is a core proceeding under 28 U.S.C. § 157(b)(2). The Bankruptcy Court has subject matter jurisdiction over this matter pursuant to 28 U.S.C. § 1334 and the Bankruptcy Court has exclusive jurisdiction to determine whether the Plan complies with the applicable provisions of the Bankruptcy Code and should be confirmed.

B. Order Approving the Disclosure Statement

On [●] 2020, the Bankruptcy Court entered the Disclosure Statement Order, which, among other things, (a) approved the Disclosure Statement as containing adequate information within the meaning of section 1125 of the Bankruptcy Code and Bankruptcy Rule 3017 and (b) approved certain procedures and documents for soliciting and tabulating votes with respect to the Plan.

C. Voting Report.

Prior to the Confirmation Hearing, the Solicitation Agent filed the Voting Report. All procedures used to distribute solicitation materials to the applicable Holders of Claims and Interests and to tabulate the ballots were fair and conducted in accordance with the Disclosure Statement Order, the Bankruptcy Code, the Bankruptcy Rules, and all other applicable rules, Laws, and regulations. Pursuant to sections 1124 and 1126 of the Bankruptcy Code, at least one Impaired Class entitled to vote on the Plan has voted to accept the Plan.

D. Judicial Notice.

The Bankruptcy Court takes judicial notice of the docket of the Chapter 11 Cases maintained by the clerk of the Bankruptcy Court and/or its duly appointed agent, including all pleadings and other documents Filed, all orders entered, and all evidence and arguments made, proffered, or adduced at the hearings held before the Bankruptcy Court during the pendency of the Chapter 11 Cases (including the Confirmation Hearing). Resolutions of any objections to Confirmation explained on the record at the Confirmation Hearing are hereby incorporated by reference. All entries on the docket of the Chapter 11 Cases shall constitute the record before the Bankruptcy Court for purposes of the Confirmation Hearing.

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E. Transmittal and Mailing of Materials; Notice.

Due, adequate, and sufficient notice of the Disclosure Statement, the Plan, the Plan Supplement, the Confirmation Hearing, and the release and exculpation provisions set forth in Article VIII of the Plan, along with all deadlines for voting on or objecting to the Plan, in compliance with Bankruptcy Rules 2002(b), 3017, 3019, and 3020(b) and the Disclosure Statement Order, has been given to (1) all known Holders of Claims and Interests, (2) parties that requested notice in accordance with Bankruptcy Rule 2002, (3) all parties to Unexpired Leases and Executory Contracts, and (4) all taxing authorities listed in the Claims Register. Such transmittal and service were appropriate, adequate, and sufficient. Adequate and sufficient notice of the Confirmation Hearing and other dates, deadlines, and hearings described in the Disclosure Statement Order was given in compliance with the Bankruptcy Rules and such order, and no other or further notice is or shall be required.

F. Solicitation.

Votes for acceptance and rejection of the Plan were solicited in good faith and complied with sections 1125 and 1126 of the Bankruptcy Code, Bankruptcy Rules 3017, 3018, and 3019, the Disclosure Statement Order, all other applicable provisions of the Bankruptcy Code and all other applicable rules, Laws, and regulations. The Debtors and the Released Parties solicited acceptance of the Plan in good faith and in compliance with the applicable provisions of the Bankruptcy Code and they participated in good faith, and in compliance with the applicable provisions of the Bankruptcy Code in the offer, issuance, sale, or purchase of New Common Stock or New Preferred Stock and any debt securities that were offered or sold under the Plan and, pursuant to section 1125(e) of the Bankruptcy Code, and no Released Party is or shall be liable on account of such solicitation for violation of any applicable law, rule, or regulation governing solicitation of acceptance of a chapter 11 plan or the offer, issuance, sale, or purchase of such debt securities.

G. Burden of Proof.

The Debtors, as proponents of the Plan, have satisfied their burden of proving the elements of sections 1129(a) and 1129(b) of the Bankruptcy Code by a preponderance of the evidence, which is the applicable evidentiary standard. The Debtors have satisfied the elements of section 1129(a) and 1129(b) of the Bankruptcy Code by clear and convincing evidence.

H. Bankruptcy Rule 3016(a) Compliance.

The Plan is dated and identifies the proponents thereof, thereby satisfying Bankruptcy Rule 3016(a).

I. Compliance with the Requirements of Section 1129 of the Bankruptcy Code.

The Plan complies with all requirements of section 1129 of the Bankruptcy Code as follows:

1.	Section 1129(a)(1)–Compliance of the Plan with Applicable Provisions of the Bankruptcy Code.

The Plan complies with all applicable provisions of the Bankruptcy Code as required by section 1129(a)(1) of the Bankruptcy Code, including sections 1121, 1122, 1123, and 1125 of the Bankruptcy Code.

a.	Standing.

Each of the Debtors has standing to file a plan and the Debtors, therefore, have satisfied section 1121 of the Bankruptcy Code.

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b.	Proper Classification.

Pursuant to sections 1122(a) and 1123(a)(1) of the Bankruptcy Code, Article III of the Plan designates Classes of Claims and Interests, other than Administrative Claims, Professional Fee Claims, DIP Claims, and Priority Tax Claims, which are not required to be classified. As required by section 1122(a) of the Bankruptcy Code, each Class of Claims and Interests contains only Claims or Interests that are substantially similar to the other Claims or Interests within such Class.

c.	Specification of Unimpaired Classes.

Pursuant to section 1123(a)(2) of the Bankruptcy Code, Article III of the Plan specifies all Classes of Claims and Interests that are not Impaired.

d.	Specification of Treatment of Impaired Classes.

Pursuant to section 1123(a)(3) of the Bankruptcy Code, Article III of the Plan specifies the treatment of all Classes of Claims and Interests that are Impaired.

e.	No Discrimination.

Pursuant to section 1123(a)(4) of the Bankruptcy Code, Article III of the Plan provides the same treatment for each Claim or Interest within a particular Class, as the case may be, unless the Holder of a particular Claim or Interest has agreed to less favorable treatment with respect to such Claim or Interest, as applicable.

f.	Plan Implementation.

Pursuant to section 1123(a)(5) of the Bankruptcy Code, the Plan provides adequate and proper means for the Plan’s implementation. Immediately upon the Effective Date, sufficient Cash and other consideration provided under the Plan will be available to make all payments required to be made on the Effective Date pursuant to the terms of the Plan. Moreover, Article IV and various other provisions of the Plan specifically provide adequate means for the Plan’s implementation.

g.	Voting Power of Equity Securities; Selection of Officer, Director, or Trustee under the Plan.

The New Organizational Documents comply with sections 1123(a)(6) and 1123(a)(7) of the Bankruptcy Code.

h.	Impairment/Unimpairment of Classes of Claims and Equity Interests.

Pursuant to section 1123(b)(1) of the Bankruptcy Code, (i) Class 1 (Other Secured Claims) and Class 2 (Other Priority Claims) are Unimpaired under the Plan, (ii) Class 3 (RBL Claims), Class 4A (General Unsecured Claims against Gulfport Parent), Class 4B (General Unsecured Claims against Gulfport Subsidiaries), Class 7 (Existing Interests in Gulfport Parent), and Class 8 (Section 510(b) Claims) are Impaired under the Plan, and (iii) Class 5 (Intercompany Claims) and Class 6 (Intercompany Interests) are either Unimpaired or Impaired under the Plan at the discretion of the Debtors.

i.	Assumption and Rejection of Executory Contracts and Unexpired Leases.

In accordance with section 1123(b)(2) of the Bankruptcy Code, pursuant to Article V of the Plan, on the Effective Date, each Executory Contract and Unexpired Lease shall be deemed assumed except as provided in Article V.A. The assumption of Executory Contracts and Unexpired Leases hereunder may include the assignment of certain of such contracts to Affiliates.

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The Debtors have exercised reasonable business judgment in determining whether to reject, assume, or assume and assign each of their Executory Contracts and Unexpired Leases under the terms of the Plan. Each pre- or post-Confirmation rejection, assumption, or assumption and assignment of an Executory Contract or Unexpired Lease pursuant to Article V of the Plan will be legal, valid, and binding upon the applicable Debtor and all other parties to such Executory Contract or Unexpired Lease, as applicable, all to the same extent as if such rejection, assumption, or assumption and assignment had been effectuated pursuant to an appropriate order of the Court entered before the Confirmation Date under section 365 of the Bankruptcy Code. Each of the Executory Contracts and Unexpired Leases to be rejected, assumed, or assumed and assigned is deemed to be an Executory Contract or an Unexpired Lease, as applicable.

j.	Settlement of Claims and Causes of Action.

All of the settlements and compromises pursuant to and in connection with the Plan or incorporated by reference into the Plan comply with the requirements of section 1123(b)(3) of the Bankruptcy Code and Bankruptcy Rule 9019.

Pursuant to Bankruptcy Rule 9019 and section 363 of the Bankruptcy Code and in consideration for the distributions and other benefits provided under the Plan, any and all compromise and settlement provisions of the Plan constitute good-faith compromises, are in the best interests of the Debtors, the Estates, and all Holders of Claims and Interests, and are fair, equitable, and reasonable.

Specifically, the settlements and compromises pursuant to and in connection with the Plan are substantively fair based on the following factors, as applicable: (a) the balance between the litigation’s possibility of success and the settlement’s future benefits; (b) the likelihood of complex and protracted litigation and risk and difficulty of collecting on the judgment; (c) the proportion of creditors and parties in interest that support the settlement; (d) the competency of counsel reviewing the settlement; (e) the nature and breadth of releases to be obtained by officers and directors; and (f) the extent to which the settlement is the product of arm’s-length bargaining.

k.	Cure of Defaults.

Article V.C of the Plan provides for the satisfaction of default claims associated with each Executory Contract and Unexpired Lease to be assumed in accordance with section 365(b)(1) of the Bankruptcy Code. The Cure costs noticed to counterparties to Executory Contracts and Unexpired Leases represent the amount, if any, the Debtors propose to pay in full and complete satisfaction of such default claims. Any disputed Cure amounts will be determined in accordance with the procedures set forth in Article V.C of the Plan, and applicable bankruptcy and nonbankruptcy law. As such, the Plan provides that the Debtors will cure, or provide adequate assurance that the Debtors will promptly cure, defaults with Executory Contracts and Unexpired Leases in compliance with section 365(b)(1) of the Bankruptcy Code. Thus, the Plan complies with section 1123(d) of the Bankruptcy Code.

l.	Other Appropriate Provisions.

The Plan’s other provisions are appropriate and consistent with the applicable provisions of the Bankruptcy Code, including provisions for (i) distributions to Holders of Claims and Interests, (ii) objections to Claims, (iii) procedures for resolving Disputed, contingent, and unliquidated Claims, (iv) Cure amounts, procedures governing Cure disputes, and (v) indemnification obligations.

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2.	Section 1129(a)(2)–Compliance of Plan Proponents with Applicable Provisions of the Bankruptcy Code.

The Debtors, as proponents of the Plan, have complied with all applicable provisions of the Bankruptcy Code as required by section 1129(a)(2) of the Bankruptcy Code, including sections 1125 and 1126 of the Bankruptcy Code and Bankruptcy Rules 3017, 3018, and 3019. In particular, the Debtors are proper debtors under section 109 of the Bankruptcy Code and proper proponents of the Plan under section 1121(a) of the Bankruptcy Code. Furthermore, the solicitation of acceptances or rejections of the Plan was (i) pursuant to the Disclosure Statement Order, (ii) in compliance with all applicable laws, rules, and regulations governing the adequacy of disclosure in connection with such solicitation, and (iii) solicited after disclosure to Holders of Claims or Interests of adequate information as defined in section 1125(a) of the Bankruptcy Code. Accordingly, the Debtors and their respective directors, officers, employees, agents, affiliates, and Professionals have acted in “good faith” within the meaning of section 1125(e) of the Bankruptcy Code.

3. Section 1129(a)(3)–Proposal of Plan in Good Faith.

The Debtors have proposed the Plan in good faith and not by any means forbidden by Law based on the totality of the circumstances surrounding the filing of the Chapter 11 Cases, the Plan itself, and the process leading to its formulation. The Chapter 11 Cases were filed, and the Plan was proposed, with the legitimate purpose of allowing the Debtors to reorganize.

4. Section 1129(a)(4)–Bankruptcy Court Approval of Certain Payments as Reasonable.

Pursuant to section 1129(a)(4) of the Bankruptcy Code, the payments to be made for services or for costs in connection with the Chapter 11 Cases or the Plan are approved. The fees and expenses incurred by Professionals retained by the Debtors shall be payable according to the orders approving such Professionals’ retentions, other applicable Bankruptcy Court orders, or as otherwise provided in the Plan.

5.	Section 1129(a)(5)–Disclosure of Identity of Proposed Management, Compensation of Insiders, and Consistency of Management Proposals with the Interests of Creditors and Public Policy.

Pursuant to section 1129(a)(5) of the Bankruptcy Code, information concerning the individuals proposed to serve on the New Board and as management of Reorganized Gulfport Parent, and each such individual’s compensation upon Consummation of the Plan, has been fully disclosed in the Plan Supplement to the extent available, and the appointment to, or continuance in, such office of such person is consistent with the interests of Holders of Claims and Interests and with public policy.

6. Section 1129(a)(6)–Approval of Rate Changes.

Section 1129(a)(6) of the Bankruptcy Code is not applicable because the Plan does not provide for rate changes by any of the Debtors.

7. Section 1129(a)(7)–Best Interests of Creditors and Interest Holders.

The liquidation analysis included in the Disclosure Statement, and the other evidence related thereto that was proffered or adduced at or prior to, or in affidavits or declarations in connection with, the Confirmation Hearing, is reasonable. The methodology used and assumptions made in such liquidation analysis, as supplemented by the evidence proffered or adduced at or prior to, or in affidavits or declarations Filed in connection with, the Confirmation Hearing, are reasonable. With respect to each Impaired Class, each Holder of an Allowed Claim or Allowed Interest in such Class has accepted the Plan or will receive under the Plan on account of such Claim or Interest property of a value, as of the Effective Date, that is not less than the amount such Holder would receive if the Debtors were liquidated under chapter 7 of the Bankruptcy Code.

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8.	Section 1129(a)(8)–Conclusive Presumption of Acceptance by Unimpaired Classes; Acceptance of the Plan by Each Impaired Class.

Certain Classes of Claims and Interests are Unimpaired and are deemed conclusively to have accepted the Plan pursuant to section 1126(f) of the Bankruptcy Code. In addition, at least one Impaired Class that was entitled to vote has voted to accept the Plan. Because the Plan provides that the certain Classes of Claims and Interests will be Impaired and because no distributions shall be made to Holders in such Classes, such Holders are deemed conclusively to have rejected the Plan pursuant to section 1126(g) of the Bankruptcy Code and, therefore, are not entitled to vote to accept or reject the Plan.

9.	Section 1129(a)(9)–Treatment of Claims Entitled to Priority Pursuant to Section 507(a) of the Bankruptcy Code.

The treatment of Administrative Claims, Professional Fee Claims, DIP Claims, and Priority Tax Claims under Article II of the Plan satisfies the requirements of section 1129(a)(9) of the Bankruptcy Code.

10. Section 1129(a)(10)–Acceptance by at Least One Impaired Class.

At least one Impaired Class has voted to accept the Plan. Accordingly, section 1129(a)(10) of the Bankruptcy Code is satisfied.

11. Section 1129(a)(11)–Feasibility of the Plan.

The Plan satisfies section 1129(a)(11) of the Bankruptcy Code. Based upon the evidence proffered or adduced at, or prior to, or in affidavits or declarations Filed in connection with, the Confirmation Hearing, the Plan is feasible and Confirmation of the Plan is not likely to be followed by the liquidation, or the need for further financial reorganization, of the Debtors or any successor to the Debtors under the Plan, except as such liquidation is proposed in the Plan. Furthermore, the Debtors will have adequate assets to satisfy their respective obligations under the Plan.

12. Section 1129(a)(12)–Payment of Bankruptcy Fees.

Article II.E of the Plan provides for the payment of all fees payable under section 1930(a) of the Judicial Code in accordance with section 1129(a)(12) of the Bankruptcy Code.

13. Section 1129(a)(13)–Retiree Benefits.

The Plan provides for the treatment of all retiree benefits in accordance with section 1129(a)(13) of the Bankruptcy Code.

14. Section 1129(a)(14)–Domestic Support Obligations.

The Debtors are not required by a judicial or administrative order, or by statute, to pay any domestic support obligations, and therefore, section 1129(a)(14) of the Bankruptcy Code is inapplicable in these Chapter 11 Cases.

15. Section 1129(a)(15)–The Debtors Are Not Individuals.

The Debtors are not individuals, and therefore, section 1129(a)(15) of the Bankruptcy Code is inapplicable in these Chapter 11 Cases.

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16. Section 1129(a)(16)–No Applicable Nonbankruptcy Law Regarding Transfers.

Each of the Debtors that is a corporation is a moneyed, business, or commercial corporation or trust, and therefore, section 1129(a)(16) of the Bankruptcy Code is inapplicable in these Chapter 11 Cases.

17. Section 1129(b)–Confirmation of Plan Over Rejection of Impaired Classes.

The Plan satisfies the requirements of section 1129(b) of the Bankruptcy Code with respect to the Classes presumed to have rejected the Plan pursuant to section 1126(g) of the Bankruptcy Code or that have actually rejected the Plan (if any). To determine whether a plan is “fair and equitable” with respect to a class of Claims, section 1129(b)(2)(B)(ii) of the Bankruptcy Code provides in pertinent part that “the holder of any claim or interest that is junior to the claims of such class will not receive or retain under the plan on account of such junior claim or interest any property.” To determine whether a plan is “fair and equitable” with respect to a class of interests, section 1129(b)(2)(C)(ii) of the Bankruptcy Code provides that “the holder of any interest that is junior to the interests of such class will not receive or retain under the plan on account of such junior interest any property.” There are no classes junior to the deemed (or actual) rejecting classes of claims or interests that will receive any distribution under the Plan. The Plan, therefore, satisfies the requirements of section 1129(b) of the Bankruptcy Code.

18. Section 1129(c)–Confirmation of Only One Plan With Respect to the Debtors.

The Plan is the only plan that has been Filed in these Chapter 11 Cases with respect to the Debtors. Accordingly, the Plan satisfies the requirements of section 1129(c) of the Bankruptcy Code.

19. Section 1129(d)–Principal Purpose Not Avoidance of Taxes.

The principal purpose of the Plan is not the avoidance of taxes or the avoidance of the application of section 5 of the Securities Act. Accordingly, the Plan satisfies the requirements of section 1129(d) of the Bankruptcy Code.

20. Section 1129(e)–Small Business Case.

Section 1129(e) is inapplicable because these Chapter 11 Cases do not qualify as small business cases.

J. Securities Under the Plan.

Pursuant to the Plan, and without further corporate or other action, the New Common Stock, the New Preferred Stock, and any debt issued or assumed by the Reorganized Debtors will be issued, entered into, or assumed, as applicable, on the Effective Date subject to the terms of the Plan.

K. Releases and Discharges.

The releases and discharges of Claims and Causes of Action described in the Plan, including releases by the Debtors and by Holders of Claims and Interests, constitute good faith compromises and settlements of the matters covered thereby. Such compromises and settlements are made in exchange for consideration and are in the best interest of Holders of Claims and Interests, are fair, equitable, reasonable, and are integral elements of the resolution of the Chapter 11 Cases in accordance with the Plan. Each of the discharge, release, indemnification, and exculpation provisions set forth in the Plan: (a) is within the jurisdiction of the Court under 28 U.S.C. §§ 1334(a), 1334(b), and 1334(d); (b) is an essential means of implementing the Plan pursuant to section 1123(a)(6) of the Bankruptcy Code; (c) is an integral element of the transactions incorporated into the Plan; (d) confers material benefit on, and is in the best interests of, the Debtors, their estates, and their creditors; (e) is important to the overall objectives of the Plan to finally resolve all Claims and Interests among or against the parties in interest in the Chapter 11 Cases with respect to the Debtors; (f) is consistent with sections 105, 1123, 1129, and all other applicable provisions of the Bankruptcy Code; (g) is given and made after due notice and opportunity for hearing; and (h), without limiting the foregoing, with respect to the releases and injunctions in Article VIII of the Plan, are (i) essential elements of the Restructuring Transactions and Plan, terms and conditions without which the Consenting Stakeholders would not have entered into the Restructuring Support Agreement and (ii) narrowly tailored. Further, the injunction set forth in Article VIII is an essential component of the Plan, the fruit of long-term negotiations, and achieved by the exchange of good and valuable consideration in the Chapter 11 Cases.

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L. Release and Retention of Causes of Action.

It is in the best interests of Holders of Claims and Interests that the provisions in Article VIII of the Plan be approved.

M. Approval of Restructuring Support Agreement, Backstop Commitment Agreement, and Other Restructuring Documents and Agreements.

All documents and agreements necessary to implement the Plan, including the Restructuring Support Agreement, the Backstop Commitment Agreement, and the other Restructuring Transaction are essential elements of the Plan, are necessary to consummate the Plan and the Restructuring Transaction, and entry into and consummation of the transactions contemplated by each such document and agreement is in the best interests of the Debtors, the Estates, and Holders of Claims and Interests. The Debtors have exercised reasonable business judgment in determining which agreements to enter into and have provided sufficient and adequate notice of such documents and agreements. The terms and conditions of such documents and agreements have been negotiated in good faith, at arm’s length, are fair and reasonable, and are hereby reaffirmed and approved, and, subject to the occurrence of the Effective Date and execution and delivery in accordance with their respective terms, shall be in full force and effect and valid, binding, and enforceable in accordance with their respective terms, without the need for any further notice to or action, order, or approval of the Bankruptcy Court, or other action under applicable law, regulation, or rule.

N. Confirmation Hearing Exhibits.

All of the exhibits presented at the Confirmation Hearing have been properly received into evidence and are a part of the record before the Bankruptcy Court.

O. Objections to Confirmation of the Plan.

Any and all objections to Confirmation have been withdrawn, settled, overruled, or otherwise resolved.

P. Retention of Jurisdiction.

The Bankruptcy Court may properly retain jurisdiction over the matters set forth in Article XII of the Plan and section 1142 of the Bankruptcy Code.

Q. Plan Supplement.

The Debtors Filed the Plan Supplement. All of the documents contained in the Plan Supplement comply with the terms of the Plan, and the filing and notice of such documents was adequate, proper and in accordance with the Bankruptcy Code and the Bankruptcy Rules.

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Article XI.
MODIFICATION, REVOCATION, OR WITHDRAWAL OF THIS PLAN

A. Modification and Amendments.

Except as otherwise specifically provided in the Plan and subject to the Restructuring Support Agreement (including the Consenting Stakeholder Consent Rights), the Debtors reserve the right to modify the Plan, whether such modification is material or immaterial, and seek Confirmation consistent with the Bankruptcy Code and, as appropriate, not resolicit votes on such modified Plan. Subject to those restrictions on modifications set forth in the Plan and the requirements of section 1127 of the Bankruptcy Code, Rule 3019 of the Federal Rules of Bankruptcy Procedure, and, to the extent applicable, sections 1122, 1123, and 1125 of the Bankruptcy Code, each of the Debtors expressly reserves its respective rights to revoke or withdraw, or to alter, amend, or modify the Plan with respect to such Debtor, one or more times, after Confirmation, and, to the extent necessary may initiate proceedings in the Bankruptcy Court to so alter, amend, or modify the Plan, or remedy any defect or omission, or reconcile any inconsistencies in the Plan, the Disclosure Statement, or the Confirmation Order, in such matters as may be necessary to carry out the purposes and intent of the Plan; provided that each of the foregoing actions shall not violate the Restructuring Support Agreement or the Consenting Stakeholder Consent Rights.

B. Effect of Confirmation on Modifications.

Entry of the Confirmation Order shall mean that all modifications or amendments to the Plan since the solicitation thereof are approved pursuant to section 1127(a) of the Bankruptcy Code and do not require additional disclosure or resolicitation under Bankruptcy Rule 3019.

C. Revocation or Withdrawal of Plan.

To the extent permitted by the Restructuring Support Agreement, the Debtors reserve the right to revoke or withdraw the Plan prior to the Confirmation Date and to File subsequent plans of reorganization. If the Debtors revoke or withdraw the Plan, or if Confirmation or Consummation does not occur, then: (1) the Plan shall be null and void in all respects; (2) any settlement or compromise embodied in the Plan (including the fixing or limiting to an amount certain of any Claim or Interest or Class of Claims or Interests), assumption or rejection of Executory Contracts or Unexpired Leases effected under the Plan, and any document or agreement executed pursuant to the Plan, shall be deemed null and void; and (3) nothing contained in the Plan shall: (a) constitute a waiver or release of any Claims or Interests; (b) prejudice in any manner the rights of such Debtor or any other Entity; or (c) constitute an admission, acknowledgement, offer, or undertaking of any sort by such Debtor or any other Entity.

Article XII.
RETENTION OF JURISDICTION

Notwithstanding the entry of the Confirmation Order and the occurrence of the Effective Date, on and after the Effective Date, the Bankruptcy Court shall retain exclusive jurisdiction over all matters arising out of, or relating to, the Chapter 11 Cases and the Plan pursuant to sections 105(a) and 1142 of the Bankruptcy Code, including jurisdiction to:

a.	allow, disallow, determine, liquidate, classify, estimate, or establish the priority, secured or unsecured status, or amount of any Claim or Interest, including the resolution of any request for payment of any Administrative Claim and the resolution of any and all objections to the secured or unsecured status, priority, amount, or allowance of Claims or Interests;

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b.	decide and resolve all matters related to the granting and denying, in whole or in part, any applications for allowance of compensation or reimbursement of expenses to Professionals authorized pursuant to the Bankruptcy Code or the Plan;

c.	resolve any matters related to: (a) the assumption, assumption and assignment, or rejection of any Executory Contract or Unexpired Lease to which a Debtor is party or with respect to which a Debtor may be liable and to hear, determine, and, if necessary, liquidate, any Claims arising therefrom, including Cures pursuant to section 365 of the Bankruptcy Code; (b) any potential contractual obligation under any Executory Contract or Unexpired Lease that is assumed; (c) the Reorganized Debtors amending, modifying, or supplementing, after the Effective Date, pursuant to Article V hereof, any Executory Contracts or Unexpired Leases to the list of Executory Contracts and Unexpired Leases to be assumed or rejected or otherwise; and (d) any dispute regarding whether a contract or lease is or was executory or expired;

d.	ensure that distributions to Holders of Allowed Claims are accomplished pursuant to the provisions of the Plan;

e.	adjudicate, decide, or resolve any motions, adversary proceedings, contested or litigated matters, and any other matters, and grant or deny any applications involving a Debtor that may be pending on the Effective Date;

f.	adjudicate, decide, or resolve any and all matters related to section 1141 of the Bankruptcy Code;

g.	enter and implement such orders as may be necessary to execute, implement, or consummate the provisions of the Plan and all contracts, instruments, releases, indentures, and other agreements or documents created or entered into in connection with the Plan, the Confirmation Order, or the Disclosure Statement, including the Restructuring Support Agreement;

h.	enter and enforce any order for the sale of property pursuant to sections 363, 1123, or 1146(a) of the Bankruptcy Code;

i.	resolve any cases, controversies, suits, disputes, or Causes of Action that may arise in connection with the Consummation, interpretation, or enforcement of the Plan or any Entity’s obligations incurred in connection with the Plan;

j.	issue injunctions, enter and implement other orders, or take such other actions as may be necessary to restrain interference by any Entity with Consummation or enforcement of the Plan;

k.	resolve any cases, controversies, suits, disputes, or Causes of Action with respect to the releases, injunctions, exculpations, and other provisions contained in Article VIII hereof and enter such orders as may be necessary or appropriate to implement such releases, injunctions, and other provisions;

l.	resolve any cases, controversies, suits, disputes, or Causes of Action with respect to the repayment or return of distributions and the recovery of additional amounts owed by the Holder of a Claim or Interest for amounts not timely repaid pursuant to Article VI.M hereof;

m.	enter and implement such orders as are necessary if the Confirmation Order is for any reason modified, stayed, reversed, revoked, or vacated;

n.	determine any other matters that may arise in connection with or relate to the Plan, the Plan Supplement, the Disclosure Statement, the Confirmation Order, or any contract, instrument, release, indenture, or other agreement or document created in connection with the Plan or the Disclosure Statement, including the Restructuring Support Agreement;

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o.	enter an order or final decree concluding or closing the Chapter 11 Cases;

p.	adjudicate any and all disputes arising from or relating to distributions under the Plan;

q.	consider any modifications of the Plan, to cure any defect or omission, or to reconcile any inconsistency in any Bankruptcy Court order, including the Confirmation Order;

r.	determine requests for the payment of Claims and Interests entitled to priority pursuant to section 507 of the Bankruptcy Code;

s.	hear and determine disputes arising in connection with the interpretation, implementation, or enforcement of the Plan or the Confirmation Order, including disputes arising under agreements, documents, or instruments executed in connection with the Plan;

t.	hear and determine matters concerning state, local, and federal taxes in accordance with sections 346, 505, and 1146 of the Bankruptcy Code;

u.	hear and determine all disputes involving the existence, nature, scope, or enforcement of any exculpations, discharges, injunctions, and releases granted in the Plan, including under Article VIII hereof, regardless of whether such termination occurred prior to or after the Effective Date;

v.	enforce all orders previously entered by the Bankruptcy Court; and

w.	hear any other matter not inconsistent with the Bankruptcy Code.

As of the Effective Date, notwithstanding anything in this Article XII to the contrary, the New Organizational Documents and the Exit Facility and any documents related thereto shall be governed by the jurisdictional provisions therein and the Bankruptcy Court shall not retain jurisdiction with respect thereto.

Article XIII.
MISCELLANEOUS PROVISIONS

A. Immediate Binding Effect.

Subject to Article IX.A hereof, and notwithstanding Bankruptcy Rules 3020(e), 6004(h), or 7062 or otherwise, upon the occurrence of the Effective Date, the terms of the Plan (including, for the avoidance of doubt, the documents and instruments contained in the Plan Supplement) shall be immediately effective and enforceable and deemed binding upon the Debtors, the Reorganized Debtors, any and all Holders of Claims or Interests (irrespective of whether such Holders of Claims or Interests have, or are deemed to have, accepted the Plan), all Entities that are parties to or are subject to the settlements, compromises, releases, discharges, and injunctions described in the Plan, each Entity acquiring property under the Plan, and any and all non-Debtor parties to Executory Contracts and Unexpired Leases with the Debtors. All Claims and Interests shall be as fixed, adjusted, or compromised, as applicable, pursuant to the Plan regardless of whether any Holder of a Claim or Interest has voted on the Plan.

B. Additional Documents.

On or before the Effective Date, and consistent in all respects with the terms of the Restructuring Support Agreement and the Backstop Commitment Agreement, the Debtors may file with the Bankruptcy Court such agreements and other documents as may be necessary to effectuate and further evidence the terms and conditions of the Plan and the Restructuring Support Agreement. The Debtors or the Reorganized Debtors, as applicable, and all Holders of Claims or Interests receiving distributions pursuant to the Plan and all other parties in interest shall, from time to time, prepare, execute, and deliver any agreements or documents and take any other actions as may be necessary or advisable to effectuate the provisions and intent of the Plan.

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C. Statutory Committee and Cessation of Fee and Expense Payment.

On the Confirmation Date, any statutory committee appointed in the Chapter 11 Cases shall dissolve and members thereof shall be released and discharged from all rights and duties from or related to the Chapter 11 Cases. The Reorganized Debtors shall no longer be responsible for paying any fees or expenses incurred by the members of or advisors to any statutory committees after the Confirmation Date.

D. Reservation of Rights.

Except as expressly set forth in the Plan, the Plan shall have no force or effect unless the Bankruptcy Court shall enter the Confirmation Order, and the Confirmation Order shall have no force or effect if the Effective Date does not occur. None of the Filing of the Plan, any statement or provision contained in the Plan, or the taking of any action by any Debtor or Consenting Noteholder, Consenting RBL Lender, Agent, L/C Issuing Bank, or DIP Lender, as applicable, with respect to the Plan, the Disclosure Statement, or the Plan Supplement shall be or shall be deemed to be an admission or waiver of any rights of any Debtor, Consenting Noteholder, Agent, RBL Lender, L/C Issuing Bank, or DIP Lender, as applicable, with respect to the Holders of Claims or Interests prior to the Effective Date.

E. Successors and Assigns.

The rights, benefits, and obligations of any Entity named or referred to in the Plan shall be binding on, and shall inure to the benefit of any heir, executor, administrator, successor or assign, Affiliate, officer, manager, director, agent, representative, attorney, beneficiaries, or guardian, if any, of each Entity.

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F. Notices.

All notices, requests, and demands to or upon the Debtors to be effective shall be in writing (including by facsimile transmission) and, unless otherwise expressly provided herein, shall be deemed to have been duly given or made when actually delivered or, in the case of notice by facsimile transmission, when received and telephonically confirmed, addressed as follows:

If to the Debtors:	If to the Counsel to the Debtors:

Gulfport Energy Corporation 14313 N. May Avenue, Suite 100 Oklahoma City, Oklahoma 73134 Attention: Patrick Craine E-mail address: pcraine@gulfportenergy.com

Kirkland & Ellis LLP
601 Lexington Avenue
New York, New York 10022
Attention: Steven N. Serajeddini, P.C.
E-mail address: steven.serajeddini@kirkland.com

and

Kirkland & Ellis LLP
300 North LaSalle Street
Chicago, Illinois 60654
Attention: Christopher S. Koenig
E-mail address: chris.koenig@kirkland.com

and

Jackson Walker L.L.P.
1401 McKinney Street, Suite 1900
Houston, Texas 77010
Attention: Matthew D. Cavenaugh
E-mail address: mcavenaugh@jw.com

U.S. Trustee	Counsel to the RBL Agent and DIP Agent

United States Trustee for the Southern District of Texas 515 Rusk Street, Suite 3516 Houston, TX 77002

Latham & Watkins LLP
811 Main Street Suite 3700
Houston, Texas 77002
Attention: Trevor Wommack, Christopher Wood,
Bryce Kaufman
E-mail address: trevor.wommack@lw.com,
christopher.wood@lw.com and
bryce.kaufman@lw.com

and

Latham & Watkins LLP
885 Third Avenue
New York, NY 10022
Attention: Adam Goldberg and Hugh Murtagh

E-mail address: adam.goldberg@lw.com and
hugh.murtagh@lw.com

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Counsel to the Consenting Noteholders

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019

Attention: Alan W. Kornberg

    Robert Britton

    Michael Turkel

E-mail address: akornberg@paulweiss.com

rbritton@paulweiss.com

mturkel@paulweiss.com

and

Porter Hedges LLP

1000 Main Street, 36th Floor

Houston, Texas 77002

Attention: John F. Higgins

                   Megan Young-John

E-mail address: jhiggins@porterhedges.com                             myoung-john@porterhedges.com

After the Effective Date, the Reorganized Debtors have the authority to send a notice to Entities that to continue to receive documents pursuant to Bankruptcy Rule 2002, an Entity must file a renewed request to receive documents  pursuant to Bankruptcy Rule 2002. After the Effective Date, the Reorganized Debtors are authorized to limit the list of Entities receiving documents pursuant to Bankruptcy Rule 2002 to those Entities who have Filed such renewed requests.

G. Term of Injunctions or Stays.

Unless otherwise provided in the Plan or in the Confirmation Order, all injunctions or stays in effect in the Chapter 11 Cases pursuant to sections 105 or 362 of the Bankruptcy Code or any order of the Bankruptcy Court, and extant on the Confirmation Date (excluding any injunctions or stays contained in the Plan or the Confirmation Order) shall remain in full force and effect until the Effective Date. All injunctions or stays contained in the Plan or the Confirmation Order shall remain in full force and effect in accordance with their terms.

H. Entire Agreement.

Except as otherwise indicated, and without limiting the effectiveness of the Restructuring Support Agreement, the Plan (including, for the avoidance of doubt, the documents and instruments in the Plan Supplement) supersedes all previous and contemporaneous negotiations, promises, covenants, agreements, understandings, and representations on such subjects, all of which have become merged and integrated into the Plan.

I. Plan Supplement.

All exhibits and documents included in the Plan Supplement are an integral part of the Plan and are incorporated into and are a part of the Plan as if set forth in full in the Plan. After the exhibits and documents are Filed, copies of such exhibits and documents shall be available upon written request to the Debtors’ counsel at the address above or by downloading such exhibits and documents from the Debtors’ restructuring website at http://dm.epiq11.com/gulfport or the Bankruptcy Court’s website at www.txs.uscourts.gov/bankruptcy. To the extent any exhibit or document in the Plan Supplement is inconsistent with the terms of the Plan, unless otherwise ordered by the Bankruptcy Court, the Plan Supplement document or exhibit shall control (unless stated otherwise in such Plan Supplement document or exhibit or in the Confirmation Order).

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J. Nonseverability of Plan Provisions.

If, prior to Confirmation, any term or provision of the Plan is held by the Bankruptcy Court to be invalid, void, or unenforceable, the Bankruptcy Court shall have the power to alter and interpret such term or provision to make it valid or enforceable to the maximum extent practicable, consistent with the original purpose of the term or provision held to be invalid, void, or unenforceable, and such term or provision shall then be applicable as altered or interpreted; provided, however, any such alteration or interpretation must be consistent with the Restructuring Support Agreement (and subject to the Consenting Stakeholder Consent Rights). Notwithstanding any such holding, alteration, or interpretation, the remainder of the terms and provisions of the Plan will remain in full force and effect and will in no way be affected, impaired, or invalidated by such holding, alteration, or interpretation.

The Confirmation Order shall constitute a judicial determination and shall provide that each term and provision of the Plan, as it may have been altered or interpreted in accordance with the foregoing, is: (1) valid and enforceable pursuant to its terms; (2) integral to the Plan and may not be deleted or modified without the Debtors’ or Reorganized Debtors’ consent, as applicable; and (3) nonseverable and mutually dependent.

K. Votes Solicited in Good Faith.

Upon entry of the Confirmation Order, the Debtors will be deemed to have solicited votes on the Plan in good faith and in compliance with section 1125(g) of the Bankruptcy Code, and pursuant to section 1125(e) of the Bankruptcy Code, the Debtors and each of their respective Affiliates, agents, representatives, members, principals, shareholders, officers, directors, managers, employees, advisors, and attorneys will be deemed to have participated in good faith and in compliance with the Bankruptcy Code in the offer, issuance, sale, and purchase of Securities offered and sold under the Plan and any previous plan, and, therefore, no such parties nor individuals nor the Reorganized Debtors will have any liability for the violation of any applicable law, rule, or regulation governing the solicitation of votes on the Plan or the offer, issuance, sale, or purchase of the Securities offered and sold under the Plan and any previous plan.

L. Closing of Chapter 11 Cases.

On and after the Effective Date, the Debtors or Reorganized Debtors shall be permitted to close all of the Chapter 11 Cases of the Debtors except for the Chapter 11 Case of Debtor Mule Sky LLC and any other Debtor identified in the Restructuring Steps Memorandum as having its Chapter 11 Case remain open following the Effective Date, and all contested matters relating to any of the Debtors, including objections to Claims and any adversary proceedings, shall be administered and heard in the Chapter 11 Case of Debtor Mule Sky LLC, irrespective of whether such Claim(s) were Filed or such adversary proceeding was commenced against a Debtor whose Chapter 11 Case was closed.

When all Disputed Claims have become Allowed or disallowed and all distributions have been made in accordance with the Plan, the Reorganized Debtors shall seek authority to close any remaining Chapter 11 Cases in accordance with the Bankruptcy Code and the Bankruptcy Rules.

M. Waiver or Estoppel.

Each Holder of a Claim or an Interest shall be deemed to have waived any right to assert any argument, including the right to argue that its Claim or Interest should be Allowed in a certain amount, in a certain priority, secured or not subordinated by virtue of an agreement made with the Debtors or their counsel, or any other Entity, if such agreement was not disclosed in the Plan, the Disclosure Statement, or papers Filed with the Bankruptcy Court prior to the Confirmation Date.

Dated: [_], 2020	Gulfport Energy Corporation

on behalf of itself and all other Debtors

/s/ DRAFT
Quentin R. Hicks
Executive Vice President and Chief Financial Officer

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EXHIBIT C

Amended ISDA

Exhibit C to Restructuring Support Agreement

Gulfport Energy Corporation | Template A&R ISDA Schedule

ISDA®

International Swaps and Derivatives Association, Inc.

AMENDED & RESTATED SCHEDULE1

dated as of [ ● ], 2020

to the

2002 Master Agreement

dated as of [ ● ]

between

[BANK], a [ ● ] organized and existing under the laws of [ ● ] (“Party A”)	and	GULFPORT ENERGY CORPORATION, a corporation organized and existing under the laws of the State of Delaware (“Party B”)

PART 1
TERMINATION PROVISIONS

In this Agreement:

(a)	“Specified Entity” means, in relation to Party A for the purpose of:

Section 5(a)(v), Not Applicable;

Section 5(a)(vi), Not Applicable;

Section 5(a)(vii), Not Applicable; and

Section 5(b)(v), Not Applicable; and,

in relation to Party B for the purpose of:

Section 5(a)(v), each Domestic Subsidiary and Loan Party (each as defined in the Credit Agreement);

Section 5(a)(vi), each Domestic Subsidiary and Loan Party;

Section 5(a)(vii), each Domestic Subsidiary and Loan Party; and

Section 5(b)(v), each Domestic Subsidiary and Loan Party.

(b)	“Specified Transaction” will have the meaning specified in Section 14 of this Agreement.

[1]	NTD: Subject to LW review of finalized motions/orders, financing documentation and any related term sheets or other documentation.

Gulfport Energy Corporation | Template A&R ISDA Schedule

(c)	The “Cross Default” provisions of Section 5(a)(vi) will apply to Party A and will apply to Party B. For purposes of Section 5(a)(vi), the following provisions apply:

“Specified Indebtedness” shall have the meaning set forth in Section 14 of this Agreement; provided however, that Specified Indebtedness shall not include deposits received in the ordinary course of a party’s banking business.

“Threshold Amount” means:

(x) with respect to Party A, an amount equal to three percent (3%) of the total shareholders’ equity of Party A; and,

(y) with respect to Party B:

(A) prior to the Plan Effective Time, zero; and

(B) on and after the Plan Effective Time, an amount equal to the minimum amount of indebtedness capable of triggering a cross-default under the Exit Credit Agreement, if any, otherwise the previously applicable threshold;

including, in each case, the U.S. Dollar (“USD” or “US$”) equivalent on the date of any default, event of default or other similar condition or event of any obligation stated in any other currency.

For purposes of the above, “shareholders’ equity” shall be determined by reference to the relevant party’s most recent consolidated balance sheet for the relevant party’s most recently completed fiscal year. Such balance sheet shall be prepared in accordance with accounting principles that are generally accepted in such party’s country of organization.

(d)	The “Credit Event Upon Merger” provisions of Section 5(b)(v) of this Agreement will apply to Party A and will apply to Party B; provided that no event or series thereof with respect to Party B shall constitute a Credit Event Under Merger with respect to Party B unless such event or series thereof shall also constitute a prohibited change of control under the Credit Agreement.

(e)	The “Automatic Early Termination” provisions of Section 6(a) will not apply to Party A and will not apply to Party B; provided, however, that, with respect to a party, where the Event of Default specified in Section 5(a)(vii)(1), (3), (4), (5), (6) or, to the extent analogous thereto, (8) is governed by a system of law which does not permit termination to take place after the occurrence of the relevant Event of Default, then the Automatic Early Termination provisions of Section 6(a) will apply to such party.

(f)	“Termination Currency” means USD.

(g)	“Additional Termination Event” will apply. The occurrence of any of the following events shall constitute an Additional Termination Event pursuant to Section 5(b)(vi) with respect to which Party B is the sole Affected Party and all Transactions are Affected Transactions:

(i)	At any time while there is a Credit Agreement in effect:

(1)	the obligations and liabilities of Party B under this Agreement (other than Excluded Swap Obligations) are not secured and guaranteed to at least the same extent as, and at least pari passu with, Party B’s obligations with respect to the repayment of principal of the Loans and L/C Borrowings, as applicable, under the Credit Agreement as then in effect; or

(2)	neither Party A nor any of its Affiliates (as defined in the Credit Agreement) is a party to the Credit Agreement as a Lender; or

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(ii)	Prior to the Plan Effective Time:

(1)	the Bankruptcy Court enters an order in the Chapter 11 Cases, or any Loan Party files an application, motion, or request for an order in the Chapter 11 Cases, for:

(A)	authorization of the sale of substantially all of any Loan Party’s assets, other than as contemplated under the [DIP Order];[2]

(B)	confirmation of a plan of reorganization that either:

(I)	contemplates the sale of substantially all of any Loan Party’s assets, other than an Approved Plan of Reorganization (as defined in the DIP Credit Agreement); or

(II)	does not provide for entry into the Exit Credit Agreement;

(C)	the conversion of one or more of the Chapter 11 Cases to cases under Chapter 7 of the Bankruptcy Code, the dismissal of any of the Chapter 11 Cases, or the declaration of any Loan Party as administratively insolvent; or

(D)	appointment (without the prior written consent of Party A) of either (I) a trustee under section 1104 of the Bankruptcy Code or (II) an examiner or any other Person with enlarged powers relating to the operation of the business of any Loan Party (i.e., powers beyond those set forth in sections 1104(d) and 1106(a)(3)-(4) of the Bankruptcy Code) under sections 1106(b)(3) and 1106(b)(4) of the Bankruptcy Code;

(2)	there otherwise occurs a sale of all or substantially all of the assets of any Loan Party pursuant to section 363 of the Bankruptcy Code, or any other liquidation of any Loan Party under the Bankruptcy Code or any order is entered by the Bankruptcy Court that materially adversely affects, materially impairs or materially limits Party A’s rights under this Agreement or the Loan Documents;

(3)	the Bankruptcy Court enters an order invalidating all or any portion of Party A’s Superpriority Claim or invalidating the extent, nature or priority of Party A’s Adequate Protection Liens in connection with collateral provided by Party B under the Hedging Order;

(4)	any Loan Party files an application, motion or request:

(A)	for the approval of any other Superpriority Claim in any of the Chapter 11 Cases that is pari passu with or senior to the claims of Party A against any Loan Party pursuant to the Loan Documents or the Hedging Order, or any such pari passu or Superpriority Claim arises or is granted (other than as permitted under [the Hedging Order or DIP Order]);

(B)	to obtain financing from any Person other than DIP Lenders under section 364(c) or 364(d) of the Bankruptcy Code, which financing is or is claimed to be senior to or pari passu with the Superpriority Claim of the DIP Lenders in respect of the DIP Facility or Party A’s claims hereunder, other than any such application, motion or request made in contemplation of the consummation of the Exit Facility; or

(C)	to grant any Lien upon or affecting any Collateral, other than as expressly permitted under the DIP Credit Agreement;

[2]	NTD: Placement of any sale milestones or approvals TBD.

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(5)	(A)	Party B or any Credit Support Provider of Party B or any other Loan Party breaches any material provision of the Hedging Order (and such breach has not been waived by the parties thereto in accordance with the terms thereof); or

(B)	any Loan Party has an application, motion or request filed by another Person seeking an order in the Chapter 11 Cases seeking any of the outcomes set out in Parts [1(g)(ii)(1)-(4)] above that is not promptly contested by such Loan Party and dismissed or otherwise denied within 45 days of filing (or such other time period as Party A may otherwise agree in writing);

(6)	any Loan Party, or another Person duly authorized to act on its behalf, brings a motion in the Chapter 11 Cases to recover from any portion of the Collateral any costs or expenses of preserving or disposing of such Collateral under section 506(c) of the Bankruptcy Code;

(7)	the commencement of any adversary proceeding, contested matter or other action by any Loan Party, or any other Person duly authorized to act on its behalf, either:

(A)	challenging the amount, validity, enforceability, priority or extent of any of the Debt or any of the Secured Parties’ security interests in and liens on the Collateral; or

(B)	otherwise asserting any claims or causes of action against any of the Secured Parties on behalf of the Loan Parties’ estates;

provided, however, that any such adversary proceeding, contested matter or other action commenced by a Person (other than a Loan Party or a Person duly authorized to act on its behalf), continues and is not dismissed by the earlier of:

(x)	45 days from the date of its commencement; and

(y)	one (1) Local Business Day prior to the commencement of hearings seeking confirmation of the Plan;

(8)	subject to the effects of Party B’s status as a debtor in the Chapter 11 Cases, at any time, the obligations of Party B in respect of the Prepetition Swaps hereunder cease to be entitled to a Superpriority Claim (other than to the extent that any security provided by any party that is not an Eligible Contract Participant at the time such security would otherwise become effective with respect to Party B’s obligations hereunder);

(9)	Party A’s lien with respect to the Collateral provided under the Hedging Order is released in respect of Collateral [having an aggregate value in excess of US$[ ● ]] (other than Liens released in connection with the consummation of the Exit Facility) without the prior written consent of Party A;

(10)	any adversary proceeding, contested matter or other action is commenced by any Loan Party or any other Person duly authorized to act on its behalf challenging, or a Bankruptcy Court order is entered disaffirming, the mutuality of prepetition and post-petition obligations hereunder; provided that any such adversary proceeding, contested matter or other action commenced by a Person (other than a Loan Party or a Person duly authorized to act on its behalf), continues and is not dismissed by the earlier of:

(x)	45 days from the date of its commencement; and

(y)	one (1) Local Business Day prior to the commencement of hearings seeking confirmation of the Plan;

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(11)	(A)	the occurrence of the Termination Date (as defined in the DIP Credit Agreement); or

(B)	all amounts outstanding under the DIP Credit Agreement have been repaid and all commitments of the Lenders have terminated or expired (other than in connection with the consummation of the Exit Facility);

(12)	Party B fails to give Party A at least 15 days’ prior written notice of:

(A)	the prepayment in full of the Loans; or

(B)	release of either:

(I)	the Liens in favor of the Secured Parties under the DIP Credit Agreement and related Loan Documents, in respect of all or substantially all of the Collateral; or

(II)	the obligations under the [Guaranty] by any [Guarantor] (each as defined in the DIP Credit Agreement);

in each case, other than in connection with the consummation of the Exit Facility;

(13)	(A)	the Exit Credit Agreement is not fully executed on or prior to, and is not effective as of, the Plan Effective Date; or

(B)	the Plan Emergence Hedge Conditions are not satisfied on the Plan Effective Date;

provided that, for the avoidance of doubt, the Exit Credit Agreement shall be deemed “executed” if Party A holds the requisite signature pages for execution in escrow to be released on the Plan Effective Date; or

(14)	Party B has not repaid the Terminated Call Exposure (as defined in the DIP Credit Agreement) with the proceeds of the Interim Amount (as defined in the DIP Credit Agreement) following receipt of such proceeds and entry of the Interim DIP Order (as defined in the DIP Credit Agreement); or,

(iii)	On and after the Plan Effective Date:

(1)	(A)	the Exit Facility is not fully executed and effective as of the Plan Effective Date; or

(B) Reorganized Party B fails or refuses to fully accept and assume (pursuant to section 365 of the Bankruptcy Code) and be legally bound by and responsible for the duties, liabilities and obligations of Party B under this Agreement as were in existence immediately prior to the Plan Effective Date;

(2)	(A) all amounts outstanding under the Exit Facility have been repaid and all commitments of the Lenders have terminated or expired in accordance with the terms of the Exit Facility; or

(B)	the Exit Facility is cancelled, expires or otherwise matures or terminates, whether by reason of payment of all indebtedness incurred thereunder or otherwise or the Exit Facility ceases for any reason to be in full force and effect; or

(3)	at such time that neither Party A nor an Affiliate (as defined in the Exit Credit Agreement) thereof is a Lender under the Exit Credit Agreement, and other than any release permitted without the consent of any Lender, Agent or Secured Party pursuant to the Exit Facility, the Liens in favor of the Secured Parties under the Loan Documents are released in respect of all or substantially all of the Collateral without the prior written consent of Party A or an Affiliate of Party A, the effect of which is to materially adversely alter or impair Party A’s rights as a Secured Party under the Exit Facility.

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If any event or circumstance that constitutes or gives rise to an Additional Termination Event also constitutes or gives rise to an Event of Default, it will be treated as an Event of Default with respect to Counterparty.

(h)	Disapplication of Certain Events of Default. Notwithstanding anything to the contrary in this Agreement, neither (x) the commencement of the Chapter 11 Cases or the events or circumstances giving rise thereto, nor (y) any default or event of default (each, howsoever defined), existing as of the Petition Date, under, or acceleration of, any indebtedness or Prepetition Swaps, shall constitute an Event of Default under this Agreement with respect to Party B. For the avoidance of doubt:

(i)	it is the intention of the parties hereto that any insolvency event or bankruptcy proceeding (other than the Chapter 11 Cases) specified in Section 5(a)(vii), whether commenced in the United States or another foreign jurisdiction, that occurs with respect to Party B on or following the Plan Effective Time on the Plan Effective Date shall constitute an Event of Default under Section 5(a)(vii) of this Agreement with respect to Party B; and

(ii)	the provisions regarding the disapplication of Events of Default set forth above shall not prejudice Party A’s rights in relation to the occurrence of any other Event of Default or Termination Event not described above.

(i)	Condition Precedent. Prior to the Plan Effective Date, Section 2(a)(iii) of this Agreement is hereby amended by inserting the words “, or Additional Termination Event under Section 5(b)(vi)” after the phrase “Potential Event of Default”.

PART 2
TAX REPRESENTATIONS

(a)	Payer Representations. For the purpose of Section 3(e) of the Agreement, Party A will make the following representation and Party B will make the following representation:

It is not required by any applicable law, as modified by the practice of any relevant governmental revenue authority, of any Relevant Jurisdiction to make any deduction or withholding for or on account of any Tax from any payment (other than interest under Section 9(h) of this Agreement) to be made by it to the other party under this Agreement. In making this representation, it may rely on:

(i)	the accuracy of any representations made by the other party pursuant to Section 3(f) of this Agreement;

(ii)	the satisfaction of the agreement contained in Section 4(a)(i) or 4(a)(iii) of this Agreement, and the accuracy and effectiveness of any document provided by the other party pursuant to Section 4(a)(i) or 4(a)(iii) of this Agreement; and

(iii)	the satisfaction of the agreement of the other party contained in Section 4(d) of this Agreement;

except that it will not be a breach of this representation where reliance is placed on clause (ii) above and the other party does not deliver a form or documents under Section 4(a)(iii) by reason of material prejudice to its legal or commercial position.

(b)	Payee Representations. For the purpose of Section 3(f) of the Agreement, Party A and Party B make the representations specified below, if any:

(i)	The following representation(s) will apply to Party A:

(1)	[ ● ]; and

(2)	[ ● ]; and

(ii)	The following representation(s) will apply to Party B:

(1)	[ ● ]; and

(2)	[ ● ].

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PART 3
AGREEMENT TO DELIVER DOCUMENTS

For the purpose of Section 4(a) of this Agreement:

(a)	Tax forms, documents, or certificates to be delivered are:

Party Required to Deliver Document	Form/Document/Certificate	Date by which to be Delivered
Party A	An accurate, properly completed and validly executed US Internal Revenue Service (“IRS”) Form W-[ ● ] (or successor form, as the case may be)	(x) Upon execution of this Agreement; (y) promptly upon reasonable demand by Party B; and (z) promptly upon learning that any such form previously provided by Party A has become obsolete or incorrect
Party B	An accurate, properly completed and validly executed IRS Form W-9 (or successor form, as the case may be) or other IRS form (as applicable)	(x) Upon execution of this Agreement; (y) promptly upon reasonable demand by Party A; and (z) promptly upon learning that any such form previously provided by Party A has become obsolete or incorrect
Party A and Party B	Any other form or document, accurately completed and in a manner reasonably satisfactory to the other party, that may be required or reasonably requested by the other party under Section 4(a)(iii) in order to allow the other party to make a payment under this Agreement without any deduction or withholding for or on account of any Tax or with such deduction at a reduced rate	Promptly upon reasonable request by the other party

(b)	Other documents to be delivered are:[3]

[3]	NTD: To be customized for each bank, as necessary/appropriate.

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Party Required to Deliver Document	Form/Document/Certificate	Date by which to be Delivered	Covered by Section 3(d) Representation
Party A and Party B	Evidence reasonably satisfactory to the other party of the (i) authority of such party and its Credit Support Provider, if any, to enter into this Agreement, any Credit Support Document and any Transactions and (ii) the authority and genuine signature of the individual signing this Agreement and any Credit Support Document on behalf of such party to execute the same	Upon execution of this Agreement and, if requested by the other party, as soon as practicable after execution of any Confirmation of any Transaction	Yes
Party B	Certificate of Incorporation and Articles of Incorporation and Bylaws, or such other evidence reasonably satisfactory to Party A of the power of the person(s) binding Party B to do so	Upon execution of this Agreement	Yes
Party B	After the Plan Effective Date, to the extent not already delivered to Party A or its Affiliate (as defined in the Credit Agreement) thereof under the Credit Agreement, as applicable, Party B’s annual report containing audited consolidated financial statements prepared in accordance with GAAP and certified by independent certified public accountants for each fiscal year, in such form required by the Credit Agreement	At such times as required to be delivered under the Credit Agreement or, at any time Party A or its Affiliate is not a Lender thereunder and where such financial statement is not reasonably publicly available on EDGAR or Party B’s internet homepage, promptly upon reasonable request by Party A but in any event no later than [90/120] days after the end of the relevant fiscal year	Yes (as amended by Part [5(d)] (Financial Statements) hereof)
Party B	After the Plan Effective Date, to the extent not already delivered to Party A or its Affiliate (as defined in the Credit Agreement) thereof under the Credit Agreement, Party B’s unaudited consolidated financial statements, the consolidated balance sheet and related statements of income for each fiscal quarter prepared in accordance with GAAP, in such form required by the Credit Agreement	At such times as required to be delivered under the Credit Agreement or, at any time Party A or its Affiliate is not a Lender thereunder and where such financial statement is not reasonably publicly available on EDGAR or Party B’s internet homepage, promptly upon reasonable request by Party A but in any event no later than 45 days after the end of the relevant fiscal quarter	Yes (as amended by Part [5(d)] (Financial Statements) hereof)
Party B	A duly executed copy of each Credit Support Document specified in Part 4(g)(ii) of this A&R Schedule	Upon execution of this Agreement	No
Party B	Copies of the Hedging Order, the DIP Order, the Plan and any amendments thereto	Promptly upon filing thereof	No
Party B	An executed copy of the Credit Agreement, any intercreditor agreement (howsoever described) and the other Loan Documents	Promptly following execution thereof	No
Party B	An opinion of outside counsel (or reliance letter in respect thereof, as the case may be), which opinion shall include, among other things, due authorization of the execution of the Loan Documents and the perfection of the security interests granted in the Loan Documents, in any event, as required by the Credit Facility	Promptly following execution of the Credit Facility	No
Party B	Notice of any default, acceleration, termination, cancellation of commitments or prepayment under the Credit Facility	At such times as required to be delivered to Lenders or the Administrative Agent under the Credit Facility or, if no such time is specified, promptly upon becoming aware of such event or occurrence	No

PART 4
MISCELLANEOUS

(a)	Addresses for Notices. For the purpose of Section 12(a) of this Agreement:

(i)	Address for notices or communications to Party A:

[Bank]

Address:	[ ● ]

[ ● ]

[ ● ]

Attention:	[ ● ]
Facsimile No.:	[ ● ]
Telephone No.:	[ ● ]
Email:	[ ● ]

(ii)	Address for notices or communications to Party B:[4]

[4]	NTD: Company to review/update notice details, as necessary/appropriate.

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Gulfport Energy Corporation

Address:	[3001 Quail Springs Parkway Oklahoma City, OK 73134 USA]
Attention:	[Legal Department]
Facsimile No.:	[+1.405.848.8816]
Telephone No.:	[ ● ]
Email:	[ ● ]

(b)	Process Agent. For the purpose of Section 13(c) of this Agreement:

(i)	Party A appoints as its Process Agent [ ● ].

(ii)	Party B appoints as its Process Agent: None.

(c)	Offices. The provisions of Section 10(a) will apply to this Agreement.

(d)	Multibranch Party. For the purpose of Section 10(b) of this Agreement:

(i)	Party A is [not] a Multibranch Party [and may enter into a Transaction through any of the following Offices: [ ● ]]; and

(ii)	Party B is not a Multibranch Party.

(e)	Calculation Agent. The Calculation Agent is Party A, unless Party A is a Defaulting Party, in which case the parties will appoint a mutually agreed independent third-party swap dealer (registered as such with the U.S. Commodity Futures Trading Commission) to act as the Calculation Agent for so long as such Event of Default continues. All costs and expenses of such independent third-party Calculation Agent shall be borne equally by the parties. All calculations and determinations made by the Calculation Agent shall be in good faith and in a commercially reasonable manner.

(f)	Credit Support Document. “Credit Support Document” means:

(i)	As to Party A: None; and,

(ii)	As to Party B: Each of the Loan Documents and each other document delivered by a Loan Party that by its terms secures, guarantees or otherwise supports Party B’s obligations hereunder (whether or not this Agreement evidenced hereby is specifically referenced or described therein), as such document(s) may be amended, revised, restated, supplemented or replaced from time to time, excluding for the avoidance of doubt the Credit Agreement itself.

(g)	Credit Support Provider. “Credit Support Provider” means:

(i)	As to Party A: Not Applicable; and,

(ii)	As to Party B: Each Guarantor and any other party to a Credit Support Document that provides or is obligated to provide security, a guarantee or other credit support in respect of Party B’s obligations hereunder (other than any Person that is not an Eligible Contract Participant at the time such security, guarantee or other credit support would otherwise become effective with respect to Party B’s obligations hereunder).

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(h)	Governing Law; Jurisdiction.

(i)	Governing Law. This Agreement will be governed by and construed in accordance with the laws of the State of New York (without reference to choice of law doctrine, other than sections 5-1401 and 5-1402 of the New York General Obligations Law).

(ii)	Jurisdiction.

(1)	During the pendency of the Chapter 11 Cases, Section 13(b)(i) of this Agreement is hereby amended by:

(A)	deleting subparagraph (i) in its entirety and replacing the same with:

“(i) submits to the exclusive jurisdiction of the Bankruptcy Court and any court with jurisdiction to hear appeals from the Bankruptcy Court;” and

(B)	deleting paragraph (iii) thereof.

(2)	Section 13(b)(i) of this Agreement is hereby amended by deleting in line 2 thereof the word “non-”.

(3)	Following the Plan Effective Date, the following shall be added at the end of Section 13(b):

“Nothing in this provision shall prohibit a party from bringing an action to enforce a judgment (1) in the Bankruptcy Court or (2) in any other jurisdiction if: (A) the courts of the State of New York or the United States District Court located in the Borough of Manhattan in New York City lacks jurisdiction over the parties or the subject matter of the Proceedings or declines to accept the Proceedings on the grounds of lacking such jurisdiction; (B) the Proceedings are commenced by a party for the purpose of enforcing against the other party’s property, assets or estate any decision or judgment rendered by any court in which Proceedings may be brought as provided hereunder; (C) the Proceedings are commenced to appeal any such court’s decision or judgment to any higher court with competent appellate jurisdiction over that court’s decisions or judgments if that higher court is located outside the State of New York or Borough of Manhattan, such as a federal court of appeals or the U.S. Supreme Court; or (D) any suit, action or proceeding has been commenced in another jurisdiction by or against the other party or against its property, assets or estate (including, without limitation, any suit, action or proceeding described in Section 5(a)(vii)(4) of this Agreement), and, in order to exercise or protect its rights, interests or remedies under this Agreement, the party (1) joins, files a claim, or takes any other action, in any such suit, action or proceeding, or (2) otherwise commences any Proceeding in that other jurisdiction as the result of that other suit, action or proceeding having commenced in that other jurisdiction.”

(i)	Netting of Payments. For the purpose of Section 2(c) (Netting of Payments) of this Agreement, “Multiple Transaction Payment Netting” will [not] apply [to [all Transactions][the following Transactions or groups of Transactions: [ ● ] (in each case starting from [the date of this Agreement][ ● ])]].

(j)	“Affiliate” will have the meaning specified in Section 14 of this Agreement; provided that “Affiliate” as used in Part [1(g)] of this A&R Schedule shall have the meaning assigned to such term in the Credit Agreement.

(k)	Absence of Litigation. For the purpose of Section 3(c), “Specified Entity” means:

(i)	in relation to Party A, [ ● ]; and,

(ii)	in relation to Party B, any Affiliate of Party B.

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(l)	No Agency. The provisions of Section 3(g) will apply to this Agreement.

(m)	Additional Representation. The following representations are hereby added at the end of Section 3 (Representations):

“(h) Relationship Between Parties. Each party will be deemed to represent to the other party on the date on which it enters into a Transaction that (absent a written agreement between the parties that expressly imposes affirmative obligations to the contrary for that Transaction):

(i) No Reliance. It is acting for its own account, and it has made its own independent decisions to enter into that Transaction and as to whether that Transaction is appropriate or proper for it based upon its own judgment and upon advice from such advisors as it has deemed necessary. It is not relying on any communication (written or oral) of the other party as investment advice or as a recommendation to enter into that Transaction; it being understood that information and explanations related to the terms and conditions of a Transaction shall not be considered investment advice or a recommendation to enter into that Transaction. It has not received from the other party any assurance or guarantee as to the expected results of that Transaction.

(ii) Evaluation and Understanding. It is capable of evaluating and understanding (on its own behalf or through independent professional advice), and understands and accepts, the terms, conditions and risks of that Transaction. It is also capable of assuming, and assumes, the financial and other risks of that Transaction.

(iii) Status of Parties. The other party is not acting as a fiduciary for or an advisor to it in respect of that Transaction.

(i) Risk Management. Party B alone represents that this Agreement has been, and each Transaction hereunder has been or will be, as the case may be, entered into for the purpose of managing its borrowings or investments, hedging its underlying assets or liabilities or in connection with its line of business (including financial intermediation services) and not for the purpose of speculation.

(j) Eligible Contract Participant. At the time of each Transaction entered into under this Agreement, each of Party A and Party B represents to the other that it is an Eligible Contract Participant.

(k) ERISA. Party B represents that the assets that are used in connection with the execution, delivery and performance of this Agreement and the Transactions entered into pursuant hereto are not:

(i) the assets of an “employee benefit plan” (within the meaning of section 3(3) of The Employee Retirement Income Security Act of 1974, as amended (“ERISA”);

(ii) a plan described in section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”);

(iii) an entity whose underlying assets include “plan assets” by reason of Department of Labor regulation section 2510.3-101 (as modified by section 3(42) of ERISA); or

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(iv) a governmental plan that is subject to any federal, state, or local law that is substantially similar to the provisions of section 406 of ERISA or section 4975 of the Code.

(l) Further Representations of Party B. Party B represents, warrants, covenants and acknowledges at all times prior to the Plan Effective Time:

(i) Party B is in continuing possession of its property and is operating and managing its business, as debtor in possession, pursuant to sections 1107 and 1108 of the Bankruptcy Code.

(ii) At any time while there is a Credit Agreement in effect, Party B’s obligations and liabilities under each Transaction:

(1) constitute superpriority obligations that rank at least pari passu with the obligations to pay principal under the Credit Agreement (other than to the extent that any security provided by any party that is not an Eligible Contract Participant at the time such security would otherwise become effective with respect to Party B’s obligations hereunder); and

(2) are secured by liens coextensive with and at least pari passu with those securing such obligations under the Credit Agreement (other than to the extent that any security provided by any party that is not an Eligible Contract Participant at the time such security would otherwise become effective with respect to Party B’s obligations hereunder).

(iii)	(1) This Agreement and all Transactions hereunder are, and will be, entered into pursuant to the DIP Order and the Hedging Order, which such DIP Order and Hedging Order have not been revoked, reversed, stayed or modified, and no further Bankruptcy Court Approval is needed.

(2) Subject to entry of the Hedging Order, Party B is authorized under section 363 of the Bankruptcy Code to enter into this Agreement and all Transactions hereunder, and to transfer collateral, perform and make payments in connection therewith, in the ordinary course of its business pursuant to the Hedging Order, the DIP Order and the Credit Agreement.

(3) This Agreement is a “[Lender Swap Contract]” as that term is defined in the Hedging Order.

(4) Party A is a “[Swap Lender]” as that term is defined in the Hedging Order.

(5) Obligations of Party B to Party A under this Agreement and any Transaction are “[Swap Obligations]” as that term is defined in the Hedging Order.

(6) The lien with respect to the Collateral in favor of the Administrative Agent for the benefit of Party A provided under the Hedging Order and the DIP Facility shall be a perfected lien and security interest with the priority set forth in the Hedging Order and the DIP Facility pursuant to sections [361 and 364] of the Bankruptcy Code with respect to all collateral provided by Party B under the Credit Agreement and pursuant to the Hedging Order during the pendency of the Chapter 11 Cases.

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(iv) Party A’s right to terminate, net and set-off obligations under the Transactions (whether entered into prior to or post-petition) will not be stayed, avoided or otherwise limited by Bankruptcy Code sections 362(a) or 549, or any other provisions of the Bankruptcy Code.

(v) Party B’s liabilities and any amounts due and owing from Party B pursuant to the Prepetition Swaps constitute administrative expenses under section 503(b) of the Bankruptcy Code, and are entitled to Superpriority Claims pursuant to sections 361, 364 and 507(b) of the Bankruptcy Code, the DIP Order and the Hedging Order during the pendency of the Chapter 11 Cases.

(n)	Recording of Conversations. Each party:

(i)	consents to the recording of telephone conversations between the trading, marketing and other relevant personnel of the parties in connection with this Agreement or any potential Transaction;

(ii)	agrees to obtain any necessary consent of, and give any necessary notice of such recording to, its relevant personnel; and

(iii)	agrees, to the extent permitted by applicable law, that the recordings may be submitted in evidence in any Proceedings.

PART 5
OTHER PROVISIONS

(a)	ISDA Definitions.

(i)	2006 Definitions. Reference is hereby made to the 2006 ISDA Definitions published by the International Swaps and Derivatives Association, Inc. (“ISDA”), as amended, supplemented, updated or superseded from time to time (the “2006 Definitions”), which are hereby incorporated by reference herein and will apply to each Swap Transaction (as defined in the 2006 Definitions) entered into hereunder. With respect to any Swap Transaction entered into between the parties, any reference to a “Swap Transaction” in the 2006 Definitions is deemed to be a reference to a “Transaction” for purposes of this Agreement or any Confirmation, and any reference to a “Transaction” in this Agreement or any Confirmation is deemed to be a reference to a “Swap Transaction” for purposes of the 2006 Definitions.

(ii)	FX Definitions. Reference is hereby made to the 1998 FX and Currency Option Definitions published by ISDA, the Emerging Markets Traders Association and The Foreign Exchange Committee, as amended, supplemented, updated or superseded from time to time (the “FX Definitions”), which are hereby incorporated by reference herein and will apply to each FX Transaction or Currency Option Transaction (each as defined in the FX Definitions) entered into hereunder. With respect to any FX Transaction or Currency Option Transaction entered into between the parties, any reference to an “FX Transaction” or “Currency Option Transaction” in the FX Definitions is deemed to be a reference to a “Transaction” for purposes of this Agreement or any Confirmation, and any reference to a “Transaction” in this Agreement or any Confirmation is deemed to be a reference to an “FX Transaction” or “Currency Option Transaction” for purposes of the FX Definitions.

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(iii)	Additional Provisions for Commodity Derivative Transactions. Reference is hereby made to the 2005 ISDA Commodity Definitions published by ISDA, as amended, supplemented, updated or superseded from time to time (the “Commodity Definitions” and, collectively with the 2006 Definitions and the FX Definitions, the “Definitions”), which are hereby incorporated by reference herein and will apply to each Transaction (as defined in the Commodity Definitions, a “Commodity Transaction”) entered into hereunder. With respect to any Commodity Transaction entered into between the parties, any reference to a “Transaction” in the Commodity Definitions is deemed to be a reference to a “Transaction” for purposes of this Agreement or any Confirmation, and any reference to a “Transaction” in this Agreement or any Confirmation is deemed to be a reference to a “Transaction” for purposes of the Commodity Definitions.

In the event of any inconsistency among the Definitions:

(x) the 2006 Definitions will prevail with respect to a Swap Transaction;

(y) the FX Definitions will prevail with respect to an FX Transaction or Currency Option Transaction; and

(z) the Commodity Definitions will prevail with respect to a Commodity Transaction.

(b)	Transfer.

(i)	Section 7 of this Agreement is hereby amended by inserting the following phrase “, which consent shall not be unreasonably withheld or delayed” in the third line thereof after the word “party” and before the word “, except”; provided that, among the reasons it shall be considered reasonable for a party to withhold its consent are the following:

(1)	its credit department is unwilling to credit approve the transfer to the transferee, or if such approval is subject to collateral or other credit support arrangements, such collateral or credit support arrangements would not be in place and properly perfected at the time of such transfer to cover all existing and future obligations of the transferee or its credit support provider for the Transactions being transferred;

(2)	it would be exposed to any increased legal, bankruptcy, regulatory or tax risks, liabilities or requirements as the result of such transfer (such risks to include, but not be limited to, the risk that settlement netting, close-out netting or collateral arrangements would not be enforceable in the event of the bankruptcy or insolvency of the transferee or its credit support provider, the risk that collateral may be clawed back in a bankruptcy or insolvency proceeding applicable to the transferee or its credit support provider, or the risk that the non-transferring party may not have a first perfected security interest or charge in the collateral to the exclusion of other creditors) or such transfer would cause it or the transferee to be in noncompliance with any legal or regulatory requirements;

(3)	an Event of Default or Termination Event would exist before or after the transfer;

(4)	there would be any deduction or withholding for or on account of any Tax from any payments it would be entitled to receive from the transferee for which the transferee is not obligated to fully gross up; or,

(5)	when fewer than all Transactions are transferred, its credit exposure to the transferring party would increase as a result of the transfer.

(ii)	Notwithstanding anything to the contrary herein or in the Agreement, Party A hereby consents to Party B’s assignment by means of security of any of its rights hereunder pursuant to the terms of the Credit Agreement.

(iii)	Notwithstanding any provision to the contrary contained in this Agreement (including Section 7 of this Agreement), subject to satisfaction of each of the Plan Emergence Hedge Conditions, to the extent there exists one or more Transactions between Party A and Party B on the Plan Effective Date, then:

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(1)	Party B shall be deemed to assign its rights, obligations, duties and liabilities under this Agreement and each such Transaction (collectively, the “Agreement Obligations”) to Reorganized Party B;

(2)	Reorganized Party B shall be deemed to accept and assume, and will confirm in writing such acceptance and assumption of, this Agreement and each Transaction, and all Agreement Obligations in relation thereto.

In this regard, and subject to the satisfaction of the Plan Emergence Hedge Conditions and the retention of all of Party A’s rights hereunder, Party A consents to the assignment by Party B of its Agreement Obligations to Reorganized Party B.

(c)	Waiver of Jury Trial. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHTS TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

(d)	Financial Statements. Section 3(d) is hereby amended by adding in the third line thereof after the word “respect” and before the period:

“; provided, however, that, in the case of financial statements delivered by either party, the only representation being made by either party is that such financial statements fairly present, in accordance with accounting principles that are generally accepted for entities of its type in the jurisdiction in which the relevant party is organized or formed, the financial condition of the relevant party to which they relate as at the date of such financial statements.”

(e)	Severability. Except as otherwise provided in Sections 5(b)(i) or 5(b)(ii) of this Agreement, in the event that any one or more of the provisions contained in this Agreement should be held invalid, illegal or unenforceable in any jurisdiction, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby. The parties shall endeavor, in good faith negotiations, to replace the invalid, illegal or unenforceable provisions with valid provisions, the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions.

(f)	Certain Withholding Taxes. “Tax” as used in Part 2(a) (Payer Representations) of this A&R Schedule and “Indemnifiable Tax” as defined in Section 14 of this Agreement shall not include any U.S. federal withholding tax imposed or collected pursuant to sections 1471 through 1474 of the Code, any current or future regulations or official interpretations thereof, any agreement entered into pursuant to section 1471(b) of the Code, or any fiscal or regulatory legislation, rules or practices adopted pursuant to any intergovernmental agreement entered into in connection with the implementation of such sections of the Code (a “FATCA Withholding Tax”). For the avoidance of doubt, a FATCA Withholding Tax is a Tax the deduction or withholding of which is required by applicable law for the purposes of Section 2(d) of this Agreement.

(g)	Dodd-Frank Implementation.[5] Subject to Section 5(b)(i) of this Agreement, Party A and Party B agree to cooperate in good faith, and to use commercially reasonable efforts, to take such actions as may be reasonably necessary to comply with or facilitate adherence to regulatory requirements (if any) promulgated under the Dodd-Frank Wall Street Reform and Consumer Protection Act, either prior to or after the date of this Agreement, by the U.S. Commodity Futures Trading Commission and to which the parties or the Transactions under to this Agreement are subject.

(h)	ISDA DF Protocols. For purposes of the ISDA August 2012 DF Protocol published by ISDA on August 13, 2012, and the ISDA March 2013 DF Protocol published by ISDA on March 22, 2013 (collectively, the “ISDA DF Protocols”), the parties acknowledge and agree that, with effect from the date of this Agreement, this Agreement shall constitute a “Protocol Covered Agreement” as defined under each of the ISDA DF Protocols.

(i)	2002 Master Agreement Protocol. The parties agree that the definitions and provisions of the ISDA 2002 Master Agreement Protocol as published by ISDA on July 15, 2003 (the “Protocol”) are incorporated into and apply to this Agreement as if set out in full herein, for the purpose of indicating agreement by the parties to the amendments set out in Annexes 1 to 18 of the Protocol. References in the Protocol to a 2002 Master shall be deemed to be references to this Agreement.

[5]	LW NOTE: Our language is necessary to ensure that Dodd-Frank onboarding requirements are satisfied to the extent necessary for a reorganized Party B post-emergence.

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(j)	Limitation of Liability. Without prejudice to the definition of “Close-out Amount” and payments calculated by reference to the provisions in Section 6(e) (Payments on Early Termination), the parties agree that neither party shall be required to pay or be liable to the other party for any consequential, indirect or punitive damages, opportunity costs or lost profits (whether arising from its negligence or breach of contract or otherwise), save only that nothing shall exclude liability for gross negligence, willful misconduct or fraud.

(k)	Scope of Agreement. Notwithstanding anything contained in this Agreement to the contrary, any transaction (other than a repurchase transaction, reverse repurchase transaction, buy/sell-back transaction or securities lending transaction) which may otherwise constitute a “Specified Transaction” (without regard to the phrase “which is not a Transaction under this Agreement but” in the definition of “Specified Transaction” in Section 14) for purposes of this Agreement which has been or will be entered into between the parties shall constitute a “Transaction” which is subject to, governed by, and construed in accordance with the terms of this Agreement, unless any Confirmation with respect to a Transaction entered into after the execution of this Agreement expressly provides otherwise.

(l)	Amendment of Basic Representations. With respect to Party B, Section 3(a)(iii) is amended by:

(i)	inserting the word “post-petition” between the words “any” and “contractual” therein; and

(ii)	inserting the following between the words “restriction” and “binding” in such section:

“(including any restrictions in prepetition contracts that have been assumed under section 365 of the Bankruptcy Code)”.

(m)	Additional Defined Terms.[6] As used herein, the following terms shall have the following meanings, and capitalized terms used in this Agreement and not otherwise defined herein shall have, at any time of determination, the meanings attributed to them in the Credit Agreement as in effect at such time of determination:

“Adequate Protection Lien” has the meaning assigned to such term in the DIP Order.

“Bankruptcy Code” has the meaning assigned to such term in the DIP Credit Agreement.

“Bankruptcy Court” has the meaning assigned to such term in the DIP Credit Agreement.

[6]	NTD: Terms to be updated as necessary to align with those used in the motions/orders, financing documentation and any related term sheets or other documentation.

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“Chapter 11 Cases” has the meaning assigned to such term in the DIP Credit Agreement.

“Credit Agreement” means:

(x) prior to the Plan Effective Date, the DIP Credit Agreement; and,

(y) on and following the Plan Effective Date, the Exit Credit Agreement.

“Credit Facility” means:

(x) prior to the Plan Effective Date, the DIP Facility; and,

(y) on and following the Plan Effective Date, the Exit Facility.

“DIP Agent” means The Bank of Nova Scotia, in its capacity as Administrative Agent under the DIP Facility.

“DIP Credit Agreement” means that certain Senior Secured Super-Priority Debtor-in-Possession Credit Agreement, dated as of November [ ● ], 2020, by and among Party B, as Borrower, the DIP Agent and the DIP Lenders from time to time party thereto, as may be amended, restated, amended and restated, supplemented, replaced, refinanced or otherwise modified from time to time.

“DIP Facility” means a loan facility documented pursuant to the DIP Credit Agreement.

“DIP Lenders” means the lenders providing commitments under the DIP Facility.

“DIP Order” has the meaning assigned to such term in the DIP Credit Agreement.

“Eligible Contract Participant” means an “eligible contract participant” within the meaning of Section 1a(18) of the Commodity Exchange Act, as amended.

“Exit Credit Agreement” means the credit agreement in relation to the Exit Facility, as may be amended, restated, amended and restated, supplemented, replaced, refinanced or otherwise modified from time to time.

“Exit Facility” means a loan facility documented pursuant to the Exit Credit Agreement, in respect of Party B or Reorganized Party B, as applicable, as borrower, which, for the avoidance of doubt, shall include the Hedge Collateral Protections.

“Guarantors” shall have the meaning set forth in the Credit Agreement or the Collateral Documents, as the context may require.

“Hedge Collateral Protections” means that all claims of Party B in respect of all obligations of Party B hereunder will be entitled to:

(x) a lien over the same collateral as the Pari Passu Lenders, on at least a pari passu basis with, and with payment priority equal to or above, the Loan Parties’ obligations to repay the principal of the Pari Passu Lenders’ loans thereunder; and

(y) the same guarantees as those granted to the Pari Passu Lenders to repay the principal of the Pari Passu Lenders’ loans thereunder.

“Hedging Order” has the meaning assigned to such term in the DIP Credit Agreement.

“Interim DIP Order” [has the meaning assigned to such term in the DIP Credit Agreement][means the interim order approving the DIP Facility, in form and substance satisfactory to the DIP Agent and the DIP Lenders].

“ISDA Amend” refers to the ISDA Amend functionality in Markit’s Counterparty Manager tool.

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“Lender” has the meaning assigned to such term in the Credit Agreement.

“Loan Documents” has the meaning assigned to such term in the Credit Agreement.

“Pari Passu Lenders” means the Lenders entitled to the most senior priority payment pursuant to the Exit Credit Agreement.

“Petition Date” [has the meaning assigned to such term in the DIP Credit Agreement][means the date upon which the Chapter 11 Cases are commenced in the Bankruptcy Court].

“Plan” means an Approved Plan of Reorganization (as defined in the DIP Order) that also provides for an Exit Facility.

“Plan Effective Date” means the date upon which:

(x) all conditions to the effectiveness of the Plan have been satisfied or waived in accordance with the terms of the Plan; and

(y) the Plan becomes effective according to its terms.

“Plan Effective Time” means the time on the Plan Effective Date at which the Plan has become effective in accordance with its terms.

“Plan Emergence Hedge Conditions” means each of the following:

(x) no Event of Default, Potential Event of Default or Termination Event hereunder has occurred and is continuing with respect to Party B;

(y) Party B (or Reorganized Party B, as applicable) has:

(1) adhered to the ISDA August 2012 DF Protocol and matched with Party A on ISDA Amend, or executed an analogous bilateral agreement and provided questionnaire responses directly to Party A; and

(2) adhered to the ISDA March 2013 DF Protocol and matched with Party A on ISDA Amend, or executed an analogous bilateral agreement and provided questionnaire responses directly to Party A; and

(z) the Exit Facility (including, without limitation, with respect to establishment of Liens as set forth therein) has been executed by the Loan Parties on, and is effective as of, the Plan Effective Date.

“Prepetition Swaps” means the existing Transactions which remain outstanding between the parties as of the Petition Date.

“Reorganized Party B” means the successor entity to the business of Party B pursuant to the Plan.

“Superpriority Claim” means a claim against a Loan Party in any of the Chapter 11 Cases that is a superpriority administrative expense claim having priority over any or all administrative expenses and other claims of the kind specified in, or otherwise arising or ordered under, any sections of the Bankruptcy Code (including, without limitation, sections 105, 326, 328, 330, 331, 503(b), 507(a), 507(b), 546(c) and/or 726 thereof), whether or not such claim or expenses may become secured by a judgment Lien or other non-consensual Lien, levy or attachment.

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(n)	[RESERVED][7]

(o)	[RESERVED][8]

(p)	Amendment and Restatement. Reference is hereby made to the 2002 ISDA Master Agreement (including the Schedule thereto) between the parties, dated as of [ ● ] (as amended, modified, supplemented, restated, amended and restated or otherwise modified from time to time, the “Prior Agreement”). The Schedule to the Prior Agreement is hereby amended and restated in its entirety in the form of this Amended & Restated Schedule (this “A&R Schedule”). Any transaction (however described or defined) existing under the Prior Agreement shall be a Transaction governed by this Agreement, and any confirmation (however described or defined) under the Prior Agreement for any such transaction shall be a Confirmation under this Agreement. This Agreement is not intended to constitute a novation or termination of the obligations under the Prior Agreement, and any security interests created pursuant to the Prior Agreement are intended to continue and to secure the obligations under this Agreement.

For the avoidance of doubt, references to “this Agreement” herein shall be read as references to the Prior Agreement, as amended and restated by this A&R Schedule.

[Remainder of page intentionally left blank]

[7]	LW NOTE: None of Gulfport’s existing ISDA documentation with JPMorgan, Scotia or Wells Fargo turned off early termination rights for fully paid transactions.

[8]	LW NOTE: None of Gulfport’s existing ISDA documentation with JPMorgan, Scotia or Wells Fargo included amendments to the parties’ 2(a)(iii) rights.

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IN WITNESS WHEREOF, the parties have executed this A&R Schedule by their duly authorized officers as of the date hereof.

[BANK]		GULFPORT ENERGY CORPORATION

By:		By:
Name:		Name:
Title:		Title:
Date:		Date:

[By:
Name:
Title:
Date:	][9]

[9]	Include if Bank requires two signatories.

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EXHIBIT D

Backstop Commitment Agreement

Exhibit D to Restructuring Support Agreement

GULFPORT ENERGY CORPORATION

BACKSTOP COMMITMENT AGREEMENT

November 13, 2020

i

	4.4	No Registration Under the Securities Act; Selling Restrictions	24
	4.5	Acquisition for Investment	24
	4.6	No Conflicts	24
	4.7	Consents and Approvals	25
	4.8	Investor Representation	25
	4.9	Investment Experience	25
	4.10	Sufficiency of Funds	25
	4.11	Ownership	25
	4.12	Legal Proceedings	25
	4.13	No Broker’s Fee	26
	4.14	Independent Investigation	26
5.		COVENANTS	27
	5.1	Conduct of Business	27
	5.2	Non-Disclosure of Holdings Information	27
	5.3	Use of Proceeds	28
	5.4	Blue Sky	28
	5.5	Rights Offering	28
	5.6	The New Convertible Preferred Stock	28
	5.7	Backstop Notice	28
	5.8	Facilitation	28
	5.9	Access to Information; Confidentiality	28
	5.10	Regulatory Approvals	29
6.		CONDITIONS TO THE BACKSTOP PARTIES’ CLOSING OBLIGATIONS	30
	6.1	Conditions to the Backstop Parties’ Closing Obligations	30
	6.2	Conditions to the Company’s Closing Obligations	32
7.		INDEMNIFICATION AND CONTRIBUTION	33
	7.1	Indemnification Obligations	33
	7.2	Indemnification Procedure	34
	7.3	Settlement of Indemnified Claims	35
	7.4	Contribution	35
	7.5	Treatment of Indemnification Payments	35
8.		MISCELLANEOUS	36
	8.1	Notice	36
	8.2	Assignment	37
	8.3	Survival	37
	8.4	Entire Agreement	37
	8.5	Waivers and Amendments	38
	8.6	Governing Law; Jurisdiction; Venue; Process	38
	8.7	Counterparts	38
	8.8	Headings	39
	8.9	Severability	39
	8.10	Termination	39
	8.11	Breach	39

ii

8.12	Effect of Termination	40
8.13	Waiver of Jury Trial	40
8.14	Damages	40
8.15	Specific Performance	40
8.16	No Reliance	41
8.17	Publicity	41
8.18	Settlement Discussions	41
8.19	No Recourse	42
8.20	Release	42
8.21	Other Interpretive Matters	42

iii

GULFPORT ENERGY CORPORATION
BACKSTOP COMMITMENT AGREEMENT
November 13, 2020

BACKSTOP COMMITMENT AGREEMENT, dated as of November 13, 2020 (this “Agreement”), among Gulfport Energy Corporation (the “Company”), a Delaware corporation (collectively, with each of its debtor Subsidiaries listed on Schedule 1 hereto, the “Company Parties” or the “Debtors”) and the parties set forth on Schedule 2 hereto (each a “Backstop Party” and collectively, the “Backstop Parties”). The Company and each Backstop Party is referred to herein, individually, as a “Party” and, collectively, as the “Parties.”

RECITALS

WHEREAS, the Company has issued (i) 6.625% senior notes, due 2023 (the “2023 Notes”) under that certain Indenture dated as of April 21, 2015, by and among the Company, Wells Fargo Bank, N.A. (“Wells Fargo”), as trustee, and the subsidiary guarantors party thereto (as may be amended, restated, or otherwise supplemented from time to time, the “2023 Notes Indenture”), (ii) 6.000% senior notes, due 2024 (the “2024 Notes”) under that certain Indenture, dated as of April 21, 2016, by and among the Company, Wells Fargo and the subsidiary guarantors party thereto (as may be amended, restated, or otherwise supplemented from time to time, the “2024 Notes Indenture”), (iii) 6.375% senior notes, due 2025 (the “2025 Notes”) under that certain Indenture, dated as of December 21, 2016, by and among the Company, Wells Fargo and the subsidiary guarantors party thereto (as may be amended, restated, or otherwise supplemented from time to time, the “2025 Notes Indenture”), and (iv) 6.375% senior notes, due 2026 (the “2026 Notes,” and together with the 2023 Notes, the 2024 Notes and the 2025 Notes, the “Unsecured Notes”) under that certain Indenture, dated as of October 11, 2017, by and among the Company, Wells Fargo and the subsidiary guarantors party thereto (as may be amended, restated, or otherwise supplemented from time to time, the “2026 Notes Indenture,” and together with the 2023 Notes Indenture, the 2024 Notes Indenture and the 2025 Notes Indenture, the “Indentures”).

WHEREAS, the Parties have engaged in arms’ length, good faith discussions regarding a restructuring of certain of the Debtors’ indebtedness and other obligations, including the Company’s indebtedness and obligations under the Indentures.

WHEREAS, the Parties, and certain other holders of Unsecured Notes, together with their respective successors and permitted assigns and any subsequent holder of Unsecured Notes that becomes party to the RSA (as defined below) in accordance with the terms thereof (collectively, the “Consenting Noteholders”), and certain lenders under the RBL Credit Agreement (as defined in the RSA), together with their respective successors and permitted assigns and any subsequent lender under the RBL Credit Agreement that becomes a party to the RSA in accordance with the terms thereof entered into that certain Restructuring Support Agreement, dated as November 13, 2020 (the “RSA”), pursuant to which the Parties agreed to, among other things, support a restructuring of the Company’s capital structure (the “Restructuring”).

1

WHEREAS, consistent with the RSA, the Restructuring is anticipated to be implemented through a plan of reorganization (as may be supplemented, amended, or modified from time to time, the “Plan”) to be filed in voluntary cases (the “Chapter 11 Cases”) under chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of Texas, Houston Division (the “Bankruptcy Court”).

WHEREAS, in connection with the Restructuring and pursuant to the Plan, among other things, (a) the Company will conduct a rights offering (the “Rights Offering”), by distributing to each holder of Notes rights to purchase such holder’s pro rata share of the New Convertible Preferred Stock (as defined below) available to be purchased in connection with the Rights Offering, and in an amount consistent with the RSA, for an aggregate purchase price of $50,000,000.00, and (b) subject to the terms and conditions contained in this Agreement, each Backstop Party has agreed to purchase (on a several and not joint basis) an aggregate amount of New Convertible Preferred Stock equal to its Backstop Obligation (as defined below).

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing recitals and the mutual promises, representations, warranties, and covenants hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1. CERTAIN DEFINITIONS

The following terms have the meanings set forth below:

“Ad Hoc Noteholder Group” has the meaning set forth in the Plan.

“Affiliate” of any Person means any Person that directly or indirectly controls, or is under common control with, or is controlled by, such Person, and includes the managed accounts and affiliate funds of such Person. As used in this definition, “control” (including with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person (whether through ownership of securities or partnership or other ownership interests, by contract or otherwise).

“Aggregate Commitment Amount” means $50,000,000.

“Agreement” has the meaning assigned to it in the Preamble hereto.

“Antitrust Authorities” means the United States Federal Trade Commission, the Antitrust Division of the United States Department of Justice, the attorneys general of the several states of the United States and any other governmental entity, whether domestic or foreign, having jurisdiction pursuant to the Antitrust Laws.

“Antitrust Laws” means the Sherman Act, the Clayton Act, the HSR Act, the Federal Trade Commission Act, and any other Law, whether domestic or foreign, governing agreements in restraint of trade, monopolization, pre-merger notification, the lessening of competition through merger or acquisition or anti-competitive conduct, and any foreign investment Laws.

2

“Approval Order” means an order entered by the Bankruptcy Court in the Chapter 11 Cases authorizing the Company (on behalf of the Debtors) to assume this Agreement, including all exhibits and other attachments hereto.

“Backstop Commitment” means, with respect to each Backstop Party, the maximum amount of consideration in exchange for Remaining Shares that such Backstop Party may be required to pay under this Agreement. Such amounts are set forth opposite each Backstop Party’s name in Schedule 2 hereto.

“Backstop Commitment Premium” means (a) in the event of the purchase of New Convertible Preferred Stock by any Backstop Party, 10% of the aggregate amount of such Backstop Party’s Backstop Commitment and Subscription Price, payable in the form of New Convertible Preferred Stock issued at the Per Share Price, and (b) in the event this Agreement is terminated by the Required Backstop Parties under Section 8.10.4, 10% of the aggregate amount of such Backstop Party’s Backstop Commitment and Subscription Price, payable in full in cash.

“Backstop Notice” has the meaning assigned to it in Section 2.1.3 hereto.

“Backstop Obligation” means, with respect to each Backstop Party, the number of Remaining Shares required to be purchased by it on the Effective Date, in an amount equal to the product of: (a) the Remaining Shares; and (b) such Backstop Party’s Backstop Percentage.

“Backstop Party” and “Backstop Parties” have the meanings assigned to them in the Preamble hereto.

“Backstop Party Professionals” means (a) Paul, Weiss, Rifkind, Wharton & Garrison LLP, as counsel to the Ad Hoc Noteholder Group, (b) one local counsel to the Ad Hoc Noteholder Group, (c) Houlihan Lokey, Inc., as financial advisor to the Ad Hoc Noteholder Group, and (d) other professional advisors for specialized areas of expertise as circumstances warrant, which are retained by Consenting Noteholders.

“Backstop Percentage” means, with respect to each Backstop Party, the percentages set forth opposite each Backstop Party’s name in Schedule 2 attached hereto.

“Backstop Purchase” has the meaning assigned to it in Section 2.1.2(b) hereto.

“Bankruptcy Code” means Chapter 11 of Title 11 of the United States Code.

“Bankruptcy Court” has the meaning assigned to it in the Recitals hereto.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Law to close.

“Chapter 11 Cases” has the meaning assigned to it in the Recitals hereto.

“Closing” has the meaning assigned to it in Section 2.2.2(a) hereto.

“Company” has the meaning assigned to it in the Preamble hereto.

3

“Company Disclosure Schedule” means the disclosure schedule delivered by the Company to the Backstop Parties on the date of this Agreement.

“Company Information” means all of the reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) posted or filed by the Company with the SEC pursuant to the reporting requirements set forth in the Exchange Act.

“Company Parties” has the meaning assigned to it in the Preamble hereto.

“Company Plan” and “Company Plans” have the meanings assigned to them in Section 3.22.1 hereto.

“Confirmation Order” has the meaning set forth in the RSA.

“Consenting Noteholders” has the meaning assigned to in the Recitals hereto.

“Contract” means any contract, agreement, indenture, note, bond, loan, lease, sublease, conditional sales contract, mortgage, license, sublicense, obligation, promise, undertaking, commitment or other binding arrangement (in each case, whether written or oral).

“Debtors” has the meaning assigned to it in the Preamble hereto.

“Defaulting Backstop Party” means each Backstop Party that causes a Funding Default.

“Definitive Documents” has the meaning set forth in the RSA.

“Disclosure Statement” has the meaning assigned to in the RSA.

“Effective Date” means the occurrence of the effective date of the Plan according to its terms.

“Entity” has the meaning set forth in section 101(15) of the Bankruptcy Code.

“Environmental Laws” means all applicable Laws (including common law), rules, regulations, codes, ordinances, orders in council, orders, decrees, treaties, directives, judgments or legally binding Contracts promulgated or entered into by or with any Governmental Authority, relating to the protection of the environment, preservation or reclamation of natural resources, the generation, management, use, transportation, treatment, storage, disposal, release or threatened release of, or exposure to, any Hazardous Material or to occupational health and safety matters (to the extent relating to the management of or exposure to Hazardous Materials).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any trade or business (whether or not incorporated) that, together with the Company is, or at any relevant time during the past six years was, treated as a single employer under section 414(b), (c), (m) or (o) of the Internal Revenue Code.

“Event” means any event, change, effect, circumstance, occurrence, development, condition, result, state of facts or change of facts.

4

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exit Facility” has the meaning set forth in the RSA.

“Exit Facility Documents” has the meaning set forth in the RSA.

“Expense Reimbursement” has the meaning assigned to it in Section 2.3.1 hereto.

“Filing Party” has the meaning assigned to it in Section 5.10.2 hereto.

“Funding Amount” has the meaning assigned to it in Section 2.1.3 hereto.

“Funding Default” means the failure by any Backstop Party to timely exercise all Subscription Rights held by it in the Rights Offering pursuant to Section 2.2 or pay the full amount of the Purchase Price with respect to its Backstop Obligation by the Subscription Funding Date or the Effective Date, as applicable, in accordance with Section 2.2.

“GAAP” means U.S. generally accepted accounting principles.

“Governmental Authority” means: (i) any federal, state, local, municipal, foreign or international government or governmental authority, quasi-governmental entity of any kind, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court, tribunal, arbitrator or arbitral body (public or private) or any body exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory, or Taxing authority or power of any nature, (ii) any self-regulatory organization or (iii) any political subdivision of any of the foregoing.

“Hazardous Materials” means all pollutants, contaminants, hazardous wastes, chemicals, hazardous materials, and hazardous substances, including any sulphuric or other acid, explosive or radioactive substances or petroleum or petroleum distillates, asbestos or asbestos containing materials, lead in any form (including soluble and particulate), arsenic, polychlorinated biphenyls, urea-formaldehyde or radon gas that are subject to regulation or which can give rise to liability under any Environmental Law because of their hazardous or deleterious properties or characteristics.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended from time to time.

“Indemnified Claim” has the meaning assigned to it in Section 7.2 hereto.

“Indemnified Losses” has the meaning assigned to it in Section 7.1 hereto.

“Indemnified Person” has the meaning assigned to it in Section 7.1 hereto.

“Indemnifying Party” and “Indemnifying Parties” have the meanings assigned to them in Section 7.1 hereto.

“Indentures” has the meaning assigned to it in the Recitals.

5

“Intellectual Property” means any and all of the following in any jurisdiction throughout the world, and all corresponding rights: (a) material inventions, patents and industrial designs (including utility model rights, design rights and industrial property rights), patent and industrial design applications, and patent disclosures, together with all reissues, continuations, continuations-in-part, revisions, divisionals, extensions, and reexaminations; (b) material trademarks, service marks, designs, trade dress, logos, slogans, trade names, business names, corporate names, Internet domain names, and all other indicia of origin, all applications and registrations in connection therewith, and all goodwill associated with any of the foregoing (this clause (b), “Marks”); (c) material works of authorship, copyrights, software, data, database rights and moral rights, and all applications and registrations in connection therewith; (d) trade secrets and other confidential information, including know how, methods, processes, techniques, formulae, and product specifications; (e) material rights of privacy and publicity, including rights to the use of names of real persons; and (f) material other intellectual property rights.

“Internal Revenue Code” means the Internal Revenue Code of 1986.

“Investment Company Act” means the Investment Company Act of 1940, as amended.

“IT Systems” means the hardware, firmware, networks, platforms, servers, interfaces, applications, web sites and related systems used in the operation of the business of the Company Parties.

“Joinder Agreement” has the meaning assigned to it in Section 8.2 hereto.

“Joint Filing Party” has the meaning assigned to it in Section 5.10.3.

“Kirkland” has the meaning assigned to it in Section 5.9 hereto.

“Knowledge of the Company” means the actual knowledge (after reasonable inquiry) of the individuals holding the offices of Chairman, President and Chief Executive Officer, Chief Accounting Officer, Vice President of Finance or Corporate Secretary and General Counsel of the Company as of the date hereof.

“Law” means any law (including common law), statute, ordinance, treaty, rule, regulation, policy or requirement of any governmental authority and authoritative interpretations thereon, in each case, applicable to or binding on such Person or any of its properties or to which such Person or any of its properties is subject.

“Leased Real Property” has the meaning assigned to it in Section 3.17.2.

“Legal Proceedings” means any legal, governmental, administrative, judicial or regulatory investigations, audits, actions, suits, claims, arbitrations, demands, demand letters, claims, notices of noncompliance or violations, or proceedings.

“Lien” means any lien, adverse claim, charge, option, license, right of first refusal, servitude, security interest, mortgage, pledge, deed of trust, easement, encumbrance, restriction on transfer, conditional sale or other title retention agreement, defect in title, lien or judicial lien as defined in Sections 101(36) and (37) of the Bankruptcy Code or other restrictions of a similar kind.

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“Management Incentive Plan” has the meaning assigned in the RSA.

“Marks” has the meaning assigned to it in the definition of Intellectual Property.

“Material Adverse Effect” means any Event occurring after the date hereof that, individually or together with all other Events, has had or would reasonably be expected to have a material and adverse effect on (i) the business, results of operations or condition (financial or otherwise) of the Company Parties, or the properties, assets, finances or liabilities of the Company Parties, taken as a whole, or (ii) the ability of the Company Parties to timely consummate the transactions contemplated hereby and by the RSA and the Plan; provided that for purposes of the foregoing clause (i), “Material Adverse Effect” shall not include any Event occurring after the date hereof and arising out of or resulting from: (a) general changes or developments in the industries and business in which the Company Parties operate; (b) general changes or developments in economic conditions in regions and markets in which the Company Parties operate; (c) general changes or developments in regional, national or international political or social conditions, including acts of war, terrorism or natural disasters, escalation or material worsening of hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon the United States or its territories, possessions, diplomatic or consular offices or upon any military installation, equipment or personnel of the United States; (d) any general changes or developments in financial, banking, securities, credit, or commodities markets, prevailing interest rates or general capital markets conditions; (e) changes in United States generally accepted accounting principles occurring after the date hereof; (f) changes in Laws, Orders, or other binding directives issued by any Governmental Authority occurring after the date hereof; (g) the taking of any action or inaction expressly required by this Agreement, the RSA or the Plan; (h) any epidemic, pandemic or disease outbreak (including the COVID-19 pandemic), or any Law, regulation, statute, directive, pronouncement or guideline issued by a governmental unit (as defined in section 101(27) of the Bankruptcy Code), the Centers for Disease Control and Prevention, the World Health Organization or industry group providing for business closures, “sheltering-in-place” or other restrictions that relate to, or arise out of, an epidemic, pandemic or disease outbreak (including the COVID-19 pandemic) or any change in such Law, regulation, statute, directive, pronouncement or guideline or interpretation thereof following the date of this Agreement; (i) any action or inaction consented to in writing or requested in writing by the Consenting Noteholders; or (j) compliance with the express terms of this Agreement or the RSA (other than Section 7.01(p) of the RSA), including seeking approval of the Disclosure Statement and seeking to confirm or consummate the Plan, in each case pursuant to and in accordance with the RSA; provided, that exceptions set forth in clauses (a), (b), (c), (d), (e), (f) and (h) of this definition shall not apply to the extent that such Event is disproportionately adverse to the Company Parties, taken as a whole, as compared to other companies comparable in size and scale to the Company Parties operating in the industries and same geographical area in which the Company Parties operate.

“Material Contracts” means (a) all “plans of acquisition, reorganization, arrangement, liquidation or succession” and “material contracts” (as such terms are defined in Items 601(b)(2) and 601(b)(10) of Regulation S-K under the Exchange Act) to which any Company Party is a party, (b) any Contracts to which any Company Party is a party that are likely to reasonably involve consideration of more than $5,000,000, in the aggregate, over a twelve-month period, and (c) all Contracts: (i) any Company Party is granted a right or license with respect to any Intellectual Property of any other Person thereunder, which right or license is material to the Company Parties’ business; (ii) any Company Party grants to any other Person thereunder any right or license with respect to any material Owned IP; or (iii) any Company Party’s ability to use, own, license, transfer, enforce, or disclose any material Owned IP is adversely affected, including settlement agreements, but in the case of (i) and (iii), excluding Off-the-Shelf Licenses.

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“Money Laundering Laws” has the meaning assigned to it in Section 3.11 hereto.

“New Common Stock” means shares of common stock, par value $0.0001 per share, of the Reorganized Company.

“New Convertible Preferred Stock” means shares of convertible preferred stock, par value $0.0001 per share, of the Reorganized Company having the rights and preferences set forth in New Preferred Stock Term Sheet attached as Exhibit H to the RSA.

“New Equity” means collectively, the New Common Stock and the New Convertible Preferred Stock.

“Notice of Assignment” has the meaning assigned to it in Section 8.2 hereto.

“Off-the-Shelf License” means any license for unmodified, commercially available “off-the-shelf” software that is used in the Company’s internal “back-office” operations for which the Company pays an aggregate fee, royalty, or other consideration for any such software or group of related software licenses of no more than $100,000.

“Offering Deadline” means the date on which the subscription period for the Rights Offering shall expire (as such date may be extended pursuant to the Plan and the Rights Offering Procedures).

“Orders” means any orders, decisions, judgments, writs, injunctions, decrees, awards or other determination of any Governmental Authority.

“Owned IP” means all Intellectual Property owned or purported to be owned by any Group Company, including the Registered IP.

“Party” and “Parties” have the meanings assigned to them in the Preamble hereto.

“Perella” has the meaning assigned to it in Section 5.9 hereto.

“Permitted Liens” means Permitted Liens as defined under, granted under or permitted under the RBL Credit Agreement and the schedules thereto as of the date hereof, each of which shall be released on the Effective Date.

“Per Share Price” means an amount equal to the price at which one share of the New Convertible Preferred Stock is sold to holders of Notes in the Rights Offering pursuant to the Rights Offering Documents.

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“Person” includes any individual, corporation, partnership, joint venture, association, joint stock company, limited liability company, limited partnership, trust, estate, unincorporated organization, governmental unit (as defined in section 101(27) of the Bankruptcy Code), or other Entity.

“Petition Date” has the meaning assigned to it in the Plan.

“Plan” has the meaning assigned to it in the Recitals hereto.

“Purchase Price” means, with respect to any Backstop Party, the applicable purchase price in respect of its Backstop Purchase calculated as the product (expressed in U.S. dollars) of (a) such Backstop Party’s Backstop Obligation, multiplied by (b) the Per Share Price.

“Registered IP” has the meaning assigned to it in Section 3.27.1 hereto.

“Related Party Agreement” has the meaning assigned to it in Section 3.18 hereto.

“Remaining Shares” means the aggregate number of New Convertible Preferred Stock that have not been subscribed for and purchased, if any, in the Rights Offering as of the Offering Deadline.

“Reorganized Company” means the Company, as reorganized pursuant to and under the Plan, on and after the Effective Date, or any successor or assign thereof.

“Replacement Period” has the meaning assigned to it in Section 2.4.1 hereto.

“Replacement Purchase” has the meaning assigned to it in Section 2.4.1 hereto.

“Replacement Purchase Payment Amount” has the meaning set forth in Section 2.4.1 hereto.

“Replacing Backstop Parties” has the meaning assigned to it in Section 2.4.1 hereto.

“Required Backstop Parties” has the meaning assigned to it in Section 8.5 hereto.

“Reserve Report” has the meaning assigned to it in Section 3.17.1 hereto.

“Restructuring” has the meaning assigned to it in the Recitals hereto.

“Rights Offering” has the meaning assigned to it in the Recitals hereto.

“Rights Offering Documents” means this Agreement and the Rights Offering Procedures.

“Rights Offering Procedures” means the procedures governing the Rights Offering, in form and substance reasonably acceptable to the Required Backstop Parties.

“RSA” has the meaning assigned to it in the Recitals hereto.

“SEC” means the U.S. Securities and Exchange Commission.

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“Securities Act” means the Securities Act of 1933, as amended.

“Subscription Agent” means Epiq Bankruptcy Solutions LLC, together with its affiliates and subcontractors.

“Subscription Account” has the meaning assigned to it in Section 2.1.3 hereto.

“Subscription Amount” has the meaning assigned to it in Section 2.1.2(a) hereto.

“Subscription Funding Date” has the meaning assigned to it in Section 2.2.1 hereto.

“Subscription Price” has the meaning assigned to it in Section 2.1.3 hereto.

“Subscription Rights” means those certain rights to purchase New Convertible Preferred Stock pursuant to the Rights Offering at the “Per Share Price” per share, which the reorganized Company will issue to participating holders of Notes pursuant to the Plan.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, joint venture or other legal entity as to which such Person (either alone or through or together with any other Subsidiary or Affiliate), (a) owns, directly or indirectly, more than fifty percent (50%) of the stock or other equity interests, (b) has the power to elect a majority of the board of directors or similar governing body thereof or (c) has the power to direct, or otherwise control, the business and policies thereof by Contract, equity ownership or otherwise.

“Takeover Statute” means any restrictions contained in any “fair price,” “moratorium,” “control share acquisition”, “business combination” or other similar anti-takeover statute or regulation.

“Tax” or “Taxes” means any and all federal, state, local or non-U.S. taxes, levies, fees, imposts, duties, and similar governmental charges (including any interest, fines, assessments, penalties or additions to tax imposed in connection therewith or with respect thereto), whether disputed or not, however denominated, including (i) taxes imposed on, or measured by, income, franchise, profits or gross receipts and (ii) ad valorem, alternative or add-on minimum, value added, capital gains, sales, goods and services, use, real or personal property, capital stock, license, branch, payroll, estimated, withholding, employment, social security (or similar), unemployment compensation, utility, severance, production, excise, stamp, occupation, premium, windfall profits, transfer and gains taxes, escheat, unclaimed property, environmental, and customs duties.

“Unsecured Notes” has the meaning assigned to it in the Recitals hereto.

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2.	THE BACKSTOP COMMITMENT

2.1	Backstop Commitment.2.1.1

2.1.1	New Convertible Preferred Stock. The Rights Offering will be made, and the New Convertible Preferred Stock thereunder will be issued and sold in reliance upon, the exemption from registration under the Securities Act provided in section 1145 of the Bankruptcy Code to the fullest extent available, and if not available, an exemption from registration provided by section 4(a)(2) and Regulation D of the Securities Act or another available exemption from registration under the Securities Act; provided, that, all New Convertible Preferred Stock issued to the Backstop Parties on account of the Backstop Obligations and the Backstop Commitment Premium will be made in reliance on the exemption from registration provided by section 4(a)(2) and Regulation D of the Securities Act or another available exemption from registration under the Securities Act, and, in each case, the Disclosure Statement, Confirmation Order and Plan shall include a statement to such effect.

2.1.2	The Rights Offering and the Backstop Commitment.

(a)	On and subject to the terms and conditions hereof and the Rights Offering Procedures, including entry of the Confirmation Order, each Backstop Party agrees, severally and not jointly, to (i) fully exercise all Subscription Rights that are properly issued to it and its Affiliates pursuant to the Rights Offering, (ii) duly purchase all New Convertible Preferred Stock issuable to it and its Affiliates pursuant to such exercise (such shares, the “Subscription Amount”) at the applicable Per Share Price for the applicable aggregate subscription price (the “Subscription Price”) set forth next to such Backstop Party’s name on Schedule 2, and (iii) complete, duly execute and submit a subscription exercise form and any other documentation required pursuant to the Rights Offering Procedures and the Plan.

(b)	On and subject to the terms and conditions hereof, including entry of the Confirmation Order, each Backstop Party agrees, severally and not jointly, to (i) purchase an aggregate number of Remaining Shares equal to its Backstop Obligation (the “Backstop Purchase”) for an amount equal to the Purchase Price and (ii) complete, duly execute and submit a subscription exercise form and any other documentation required pursuant to the Rights Offering Procedures and the Plan.

2.1.3	Backstop Notice. On or before the fifth (5th) Business Day after the Offering Deadline, the Subscription Agent on behalf of the Company shall notify each Backstop Party in writing (the “Backstop Notice”) as to: (a) the Remaining Shares; (b) its consequent Backstop Obligation; (c) the aggregate amount payable on the Subscription Funding Date with respect to such Backstop Party’s Subscription Amount and Backstop Obligation (collectively, the “Funding Amount”); and (d) the account information (including wiring instructions) for the account to which such Backstop Party shall deliver and pay the Funding Amount (which account shall be a segregated account of the Subscription Agent who will hold the Funding Amounts for the benefit of the Backstop Parties until paid to the Company as contemplated by Section 2.2.2(b) (such account, the “Subscription Account”).

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2.2	Payment; Closing.

2.2.1	Payment. No later than three (3) Business Days prior to the Effective Date (such date, the “Subscription Funding Date”), each Backstop Party shall deliver and pay its Funding Amount by wire transfer of immediately available funds in U.S. dollars into the Subscription Account in satisfaction in full of such Backstop Party’s Backstop Commitment and obligations under the Rights Offering Documents.

2.2.2	Closing.

(a)	Subject to Article VI, the closing of the transactions contemplated hereby (the “Closing”) shall take places at the offices of Kirkland & Ellis LLP, 601 Lexington Avenue, New York, NY 10022, on the Effective Date contemporaneously with the substantial consummation of the Plan.

(b)	At the Closing, the funds held in the Subscription Account shall be released to the Company.

(c)	At the Closing, issuance of the applicable Subscription Amount and the applicable Remaining Shares and any New Convertible Preferred Stock issued as part of a Replacement Purchase, if any, pursuant to Section 2.4 will be made by the Reorganized Company to each Backstop Party against payment of the applicable portion of such Backstop Party’s Funding Amount (and its applicable Replacement Purchase Payment Amount) in satisfaction of such Backstop Party’s Backstop Commitment and its obligations hereunder and its obligations under the Rights Offering Documents.

2.2.3	Premium. Subject to Section 2.4, the Company hereby agrees to pay each Backstop Party its Backstop Commitment Premium, which premium shall be deemed earned upon the effective date of this Agreement and payable upon the earlier of (a) the Effective Date and (b) termination of this Agreement by the Required Backstop Parties, pursuant to Section 8.10.4.

2.2.4	Certain Tax Matters. All parties hereto agree to treat the transactions contemplated by this Agreement as follows for U.S. federal, and applicable state and local, income Tax purposes: (a) the Backstop Obligation shall be treated as an option of the Company to put the Remaining Shares to the Backstop Parties; (b) the Backstop Commitment Premium shall be treated as a premium for such put option; and (c) each party shall prepare their respective U.S. federal, and applicable state and local income Tax returns in a manner consistent with the foregoing treatment, and no party shall take any position or action inconsistent with such treatment and/or characterization, except, in each case, to the extent otherwise required by a “determination” within the meaning of Section 1313(a) of the Internal Revenue Code.

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2.2.5	Withholding. Except as otherwise required by applicable Law, the Company shall not withhold any Taxes with respect to the Backstop Commitment Premium. To the extent the Company or any other applicable withholding agent is required by applicable to Law to deduct or withhold any Taxes or other amounts with respect to the Backstop Commitment Premium or otherwise pursuant to this Agreement, (a) the Company will be authorized to take any actions that may be necessary or appropriate to comply with such withholding requirements and (b) any such deducted or withheld amounts shall be treated as paid to the Person to whom such amounts would otherwise have been paid for purposes of this Agreement. The Company shall be entitled to solicit IRS Form W-9s or W-8s, or any other appropriate forms or information, from the Backstop Parties in order to determine the amount of such withholding and shall cooperate with the Backstop Parties to mitigate or reduce any such withholding to the extent permitted by applicable Law.

2.3	Expense Reimbursement.

2.3.1	Subject to the entry of the Approval Order, the Company agrees to pay or reimburse when due, to the extent not otherwise paid pursuant to the RSA or in connection with the Chapter 11 Cases or another order of the Bankruptcy Court, all accrued and unpaid fees, costs and expenses of the Backstop Parties and Backstop Parties’ Professionals, incurred in connection with this Agreement, the RSA, and the Chapter 11 Cases, whether prior to, on, or after the date hereof through the Effective Date for which invoices or receipts are forwarded to the Company by the Backstop Parties at least three (3) Business Days prior to the Effective Date (the “Expense Reimbursement”); provided, however, that the failure to timely forward invoices or receipts will not release the Company from its obligation to pay the Expense Reimbursement in respect therefor.

2.4	Funding Default.

2.4.1	Upon the occurrence of a Funding Default, the Backstop Parties (other than any Defaulting Backstop Party) shall have the right, but not the obligation, within three (3) Business Days after receipt of written notice from the Company to all Backstop Parties of such Funding Default, which notice shall be given promptly following the occurrence of such Funding Default and to all Backstop Parties substantially concurrently (such three (3) Business Day period, the “Replacement Period”), to elect, by written notice to the Company, to purchase all or any portion of the New Convertible Preferred Stock attributable to such Defaulting Backstop Party’s Backstop Obligation or Subscription Rights (such purchase, a “Replacement Purchase”) on the terms and subject to the conditions set forth in this Agreement and in such amounts as may be agreed upon by all of the non-defaulting Backstop Parties that elect to purchase all or any portion of the New Convertible Preferred Stock attributable to such Defaulting Backstop Party (such Backstop Parties, the “Replacing Backstop Parties”), or, if no such agreement is reached by the date upon which the Replacement Period expires, the pro rata amount, based upon each Replacing Backstop Party’s Backstop Percentage to the aggregate Backstop Percentages of all the Replacing Backstop Parties, of the aggregate number of New Convertible Preferred Stock that have not been purchased as a result of such Funding Default. The purchase price paid by any Replacing Backstop Party for shares of New Convertible Preferred Stock in connection with a Replacement Purchase (the “Replacement Purchase Payment Amount”) shall be equal to the applicable portion of the Subscription Price and/or the Backstop Commitment of the Defaulting Backstop Party. Within one (1) Business Day from delivery of written notice of a Funding Default, any electing Backstop Parties will fund the Subscription Account with the Replacement Purchase Payment Amount.

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2.4.2	If a Backstop Party is a Defaulting Backstop Party, it shall not be entitled to any of the Backstop Commitment Premium hereunder; provided, that the Backstop Commitment Premium that would have been payable to such Defaulting Backstop Party had such Defaulting Backstop Party not defaulted shall instead be reallocated and paid to the Replacing Backstop Parties, pro rata, based on the allocation of the Replacement Purchase.

2.4.3	Except as otherwise agreed in writing by such Backstop Party, nothing in this Agreement shall require any Backstop Party to purchase more than its applicable Backstop Obligation and its applicable Subscription Amount.

2.4.4	Notwithstanding anything to the contrary set forth in Section 8.12 but subject to Section 8.14, no provision of this Agreement shall relieve any Defaulting Backstop Party from liability hereunder, or limit the availability of the remedies set forth in Section 8.15 or otherwise available to the non-defaulting parties hereto, in connection with any such Backstop Party’s Funding Default.

3.	REPRESENTATIONS AND WARRANTIES OF THE COMPANY Except (a) as set forth in the corresponding section of the Company Disclosure Schedule or (b) as disclosed in the Company Information and publicly available on the SEC’s website prior to the date hereof, the Company, on behalf of itself and each of the Company Parties, as applicable, hereby represents and warrants to each of the Backstop Parties, in their capacities as Backstop Parties, as of the date hereof, as follows:

3.1	Organization. Each Company Party:

3.1.1	is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization, except where any such failure to be duly organized, validly existing and in good standing, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect;

3.1.2	has all corporate power and authority to own and operate its properties, to lease the property it operates under lease and to conduct its business, except where any such failure to own and/or operate, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect.

3.2	Due Authorization, Execution and Delivery; Enforceability. The Company has the requisite corporate power and authority to enter into, execute and deliver this Agreement and, subject to the entry of the Approval Order and the Confirmation Order, to perform its obligations hereunder, and has taken all necessary corporate action required for the due authorization, execution, delivery and performance by it of this Agreement. Assuming due and valid execution and delivery by the other Parties, this Agreement constitutes the legally valid and binding obligation of the Company, enforceable against it in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency or similar Laws affecting the enforcement of creditors’ rights generally or by equitable principles relating to enforceability.

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3.3	Authorized and Issued Equity Interests.

3.3.1	On the Effective Date, (i) the outstanding equity interests in the Company will consist solely of the New Common Stock issued under the Plan, any New Common Stock issued under the Management Incentive Plan, and the New Convertible Preferred Stock issued under the Rights Offering and hereunder, (ii) no New Equity will be held by the Company in its treasury, (iii) except as may otherwise be provided under the Management Incentive Plan, no New Common Stock will be reserved for issuance upon exercise of options and other rights to purchase or acquire New Common Stock, and (iv) except as may be contemplated under the Rights Offering or hereunder, no New Convertible Preferred Stock will be reserved for issuance upon exercise of options or other rights to purchase or acquire the New Convertible Preferred Stock.

3.3.2	As of the Effective Date, the New Common Stock and the New Convertible Preferred Stock, when issued, will be duly and validly issued and outstanding and will be fully paid and non-assessable. As of the Effective Date, the Company shall have the ability to issue sufficient New Convertible Preferred Stock and New Common Stock to consummate the transaction contemplated under this Agreement, the RSA and the Plan.

3.3.3	Except as set forth in this Section 3.3, as of the Effective Date, no capital stock or other equity interests or voting interests in the Company will have been issued, reserved for issuance or be outstanding.

3.4	Consents. Subject to the entry of the Confirmation Order and the filing of the New Organizational Documents with the Delaware Secretary of State prior to or on the Effective Date, none of the execution, delivery or performance of this Agreement by the Company, including the issuance of the New Convertible Preferred Stock and the New Common Stock by the Company, will require any consent of, authorization by, exemption from, filing with, or notice to any Governmental Authority having jurisdiction over the Company Parties, other than the failure of which to make or obtain, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

3.5	No Conflicts. Except for entry of the Confirmation Order, and subject to the occurrence of the Effective Date, the execution, delivery and performance of this Agreement by the Company, including the issuance of the New Convertible Preferred Stock and the consummation of the transactions contemplated hereunder, will not (a) conflict with or result in any breach of any provision of any Company Party’s certificate of incorporation, by-laws or equivalent governing documents as in effect on the Effective Date, (b) conflict with or result in the breach of the terms, conditions or provisions of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give rise to any right of termination or, except to the extent specified in the Plan, acceleration or cancellation under any Material Contract, lease, mortgage, license, indenture, instrument or any other material agreement or contract to which any Company Party is a party or by which any Company Party’s properties or assets are bound as in effect on the Effective Date after giving effect to the Plan, or (c) result in a violation of any Law or Order (including federal and state securities Laws) applicable to any Company Party or by which any Company Party’s properties or assets will be bound or affected, except in the case of clauses (b) and (c), as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

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3.6	Company Information. Since December 31, 2019, the Company has timely filed all required Company Information with the SEC. The Disclosure Statement as filed with the Bankruptcy Court will contain “adequate information,” as such term in defined in section 1125 of the Bankruptcy Code, and will otherwise comply in all material respects with section 1125 of the Bankruptcy Code.

3.7	Absence of Certain Changes. Since December 31, 2019, no event has occurred or exists that constitutes, individually or in the aggregate, a Material Adverse Effect.

3.8	No Violation; Compliance with Laws. (a) The Company is not in violation of its charter or by-laws in any material respect, and (b) no other Company Party is in violation of its respective charter or by-laws, certificate of formation or limited liability company operating agreement or similar organizational document in any material respect. None of the Company Parties is or has been at any time since December 31, 2017, deemed to be in violation of any Law or Order, except for any such violations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.9	Legal Proceedings. Other than the Chapter 11 Cases and any adversary proceedings or contested motions commenced in connection therewith, as of the date hereof, there are no Legal Proceedings pending or, to the Knowledge of the Company, threatened to which any of the Company Parties is a party or to which any property of the Company Parties is the subject, in each case that (a) in any manner draws into question the validity or enforceability of this Agreement, the Definitive Documents or the Restructuring or (b) would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.10	No Unlawful Payments. Since December 31, 2017, none of the Company Parties nor, to the Knowledge of the Company, any of their respective directors, officers or employees acting on behalf of the Company with the express authority to do such act, has in any material respect: (a) used any funds of any of the Company Parties for any unlawful contribution, gift, entertainment or other unlawful expense, in each case relating to political activity; (b) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (c) violated or is in violation of any applicable provision of the U.S. Foreign Corrupt Practices Act of 1977 or any other applicable Law or Order prohibiting bribery and corruption in any relevant jurisdiction; or (d) made any unlawful bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment.

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3.11	Compliance with Money Laundering Laws. The operations of the Company Parties are and, since December 31, 2017 have been at all times, conducted in compliance in all material respects with applicable financial recordkeeping and reporting requirements of the U.S. Currency and Foreign Transactions Reporting Act of 1970, the money laundering Laws of all jurisdictions in which the Company Parties operate and any related or similar Laws (collectively, the “Money Laundering Laws”) and, as of the date hereof, no material Legal Proceeding by or before any Governmental Authority or any arbitrator involving any of the Company Parties with respect to Money Laundering Laws is pending or, to the Knowledge of the Company, threatened.

3.12	Compliance with Sanctions Laws. Since December 31, 2017, (i) each of the Company Parties has been in compliance with applicable sanctions Laws in all material respects and (ii) no Company Party has conducted any internal investigation, made any voluntary or involuntary disclosure to any Governmental Authority, received any inquiry from any Governmental Authority, or received any written whistleblower or other complaint involving alleged violations of sanctions Law. No Company Party appears on any sanctioned party list issued by the United States, the UN Security Council, the European Union, the United Kingdom, or Canada, nor is any Company Party owned or controlled by any such Person.

3.13	No Broker’s Fees. None of the Company Parties is a party to any Contract with any Person (other than this Agreement) that would give rise to a valid claim against the Backstop Parties for a brokerage commission, finder’s fee or like payment in connection with the Rights Offering or the transactions contemplated hereby.

3.14	Investment Company Act. The Company Parties are not and, after giving effect to the Rights Offering and the application of the proceeds thereof as described in the Definitive Documents, will not be subject to registration and regulation as an “investment company” as such term is defined in the Investment Company Act.

3.15	Takeover Statutes. No Takeover Statute is applicable to this Agreement, the Rights Offering, the Backstop Commitment and the other transactions contemplated by this Agreement.

3.16	Arm’s-Length. The Company acknowledges and agrees that (a) each of the Backstop Parties is acting solely in the capacity of an arm’s-length contractual counterparty to the Company with respect to the transactions contemplated hereby (including in connection with determining the terms of the Rights Offering) and not as a financial advisor or a fiduciary to, or an agent of, the Company or any other Company Party or any of their Affiliates and (b) no Backstop Party is advising the Company or any other Company Party or any of their Affiliates as to any legal, Tax, investment, accounting or regulatory matters in any jurisdiction.

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3.17	Title to Real Property.

3.17.1	Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (a) the Company Parties have good and defensible title to the oil and gas properties evaluated in the most recently delivered Reserve Report and good title to all its other personal properties, in each case, free and clear of all Liens except Permitted Liens, and (b) subject to the Permitted Liens, the Company (or applicable Subsidiary) owns the net interests in production attributable to the hydrocarbon interests as reflected in the most recently delivered Reserve Report, and the ownership of such properties shall not in any material respect obligate the Company or such Subsidiary to bear the costs and expenses relating to the maintenance, development and operations of each such property in an amount in excess of the working interest of each property set forth in the most recently delivered Reserve Report that is not offset by a corresponding proportionate increase in the Company’s or such Subsidiary’s net revenue interest in such property. “Reserve Report” means that certain report issued by Netherland, Sewell & Associates, Inc., as of December 31, 2019 with respect to the oil and gas reserves of the Company attributable to the properties of the Company and certain of its Subsidiaries.

3.17.2	Each Company Party is in compliance with all obligations under all material real property leases other than oil and gas leases to which it is a party (“Leased Real Property”), except where the failure to comply would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and all such material real property leases are in full force and effect, except leases in respect of which the failure to be in full force and effect would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Each of the Company Parties enjoys peaceful and undisturbed possession under all such material leases, other than leases in respect of which the failure to enjoy peaceful and undisturbed possession would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The applicable Company Party has a good and valid leasehold interest in the Leased Real Property free and clear of all Liens, except where the failure to do so would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. No Company Party owns a fee interest in any real property other than any fee title to oil and gas properties described in Section 3.17.1 above.

3.18	No Undisclosed Relationships. There are no Contracts or other direct or indirect relationships (a “Related Party Agreement”) existing as of the date hereof between or among any Company Party, on the one hand, and any director, officer or greater than five percent (5%) stockholder of any Company Party, on the other hand, that is required by the Exchange Act to be described in the Company Information and that is not so described, except for the transactions contemplated by this Agreement. Any Related Party Agreement existing as of the date hereof is described in the Company Information. None of the Company Parties or their Affiliates has made or is liable for payments to any current or former director, officer or employee of the Company Parties or to any Affiliate of any of the foregoing, other than salaries or fees for services rendered and reimbursable business expenses, in each case incurred in the ordinary course of business consistent with past practice, benefits under the Company Plans, or except as expressly disclosed in the Company’s Form 10-Q for the quarterly period ended September 30, 2020.

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3.19	Licenses and Permits. Each Company Party possesses or has access to all licenses, certificates, permits and other authorizations issued by, and has made all declarations and filings with, the appropriate Governmental Authority that are necessary for the ownership or lease of its respective properties and the conduct of its business, except where the failure to possess, make or give the same would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. No Company Party (a) has received notice of any revocation or modification of any such license, certificate, permit or authorization or (b) has reason to believe that any such license, certificate, permit or authorization will not be renewed in the ordinary course, except to the extent that any of the foregoing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.20	Environmental. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, since December 31, 2017 or as is otherwise unresolved: (a) no written notice, claim, demand, request for information, order, complaint or penalty has been received by any Company Party and there are no Legal Proceedings pending or, to the Knowledge of the Company, threatened, in each case which allege a violation of or liability under any Environmental Laws, relate to any Company Party and have not been settled or resolved, (b) each Company Party has all environmental permits, licenses and other approvals, and has maintained all financial assurances, necessary for its operations to comply with all applicable Environmental Laws and is, and during the term of all applicable statutes of limitation, has been, in compliance with the terms of such permits, licenses and other approvals and with all other applicable Environmental Laws, (c) to the Knowledge of the Company, no Hazardous Material has been released at, on or under any property currently owned, operated or leased by any Company Party in a manner or circumstance or condition that would reasonably be expected to give rise to any cost, liability or obligation of any Company Party under any Environmental Laws, (d) to the Knowledge of the Company, no Hazardous Material has been generated, owned, treated, stored, handled or controlled by any Company Party or transported by any Company Party to or released by any Company Party at any location in a manner that would reasonably be expected to give rise to any cost, liability or obligation of any Company Party under any Environmental Laws, (e) except for leases of the Leased Real Property, there are no written agreements in which any Company Party has expressly assumed or undertaken responsibility for any known or contingent liability or obligation of any other Person arising under or relating to Environmental Laws, which in any such case has not been filed or posted by the Company as Company Information or made available to the Backstop Parties prior to the date hereof, and (f) no Company Party has entered into any consent decree, settlement or other agreement with any Governmental Authority or is subject to any order issued by any Governmental Authority relating to any Environmental Laws or Hazardous Materials.

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3.21	Tax Matters.

3.21.1	Each of the Company Parties has filed or caused to be filed all material U.S. federal, state, provincial, local and non-U.S. Tax returns required to have been filed by it and (b) each such Tax return is true and correct in all material respects.

3.21.2	Each of the Company Parties has timely paid or caused to be timely paid all material Taxes required to be paid by it (whether or not shown on any Tax returns) or made adequate provision (to the extent required in accordance with GAAP) for the payment thereof other than those Taxes the payment of which are discharged by order of the Bankruptcy Court as part of the Chapter 11 Cases.

3.21.3	With respect to the Company Parties, other than in connection with the Chapter 11 Cases and other than Taxes or assessments that are being contested in good faith or are not expected to result in material negative adjustments to the Company Parties taken as a whole, (a) there are no claims being asserted by any Governmental Authority in writing with respect to any Taxes, (b) no presently effective waivers or extensions of statutes of limitations with respect to Taxes have been given or requested (other than pursuant to extensions of time to file Tax returns obtained in the ordinary course of business) and (c) no Tax returns are being examined by, and no written notification of intention to examine a Tax return has been received from, the Internal Revenue Service or any other Governmental Authority charged with the administration and collection of Taxes.

3.22	Employee Benefit Plans.

3.22.1	Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (a) all employee benefit plans of the Company Parties (the “Company Plans”, each of them a “Company Plan”) comply in form and in operation in all material respects with their terms and with all applicable Laws; and (b) no Company Party, nor any ERISA Affiliate of a Company Party, in the six (6) years preceding the date hereof has contributed to, or incurred any liability or obligation with respect to, any employee benefit plan subject to Title IV of ERISA or any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA.

3.22.2	Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, there are no pending, or to the Knowledge of the Company, threatened Legal Proceedings asserted or instituted against any Company Plan or any Person as fiduciary or sponsor of any Company Plan, in each case other than claims for benefits in the normal course.

3.22.3	Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (a) all other compensation and benefit arrangements of the Company Parties comply and have complied in both form and operation with their terms and all applicable Laws and legal requirements, and (b) no Company Party could reasonably be expected to have any obligation to provide any individual with a “gross up” or similar payment in respect of any Taxes that may become payable under section 409A or 4999 of the Internal Revenue Code.

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3.22.4	Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, there are (a) no labor disputes against the Company Parties, or, to the Knowledge of the Company, threatened against any Company Party, and (b) no claims of unfair labor practices, charges or grievances pending against any Company Party, or to the Knowledge of the Company, threatened against any of them by any Person. No employees of the Company Parties are unionized and there has not been in the past three (3) years any organized efforts or demand for recognition or certification or attempt to organize employees of the Company Parties by any labor organization.

3.22.5	Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) since December 31, 2017, each Company Party has complied and is currently in compliance with all Laws and legal requirements in respect of personnel, employment and employment practices, (b) all service providers of the Company Parties are correctly classified as employees, independent contractors, or otherwise for all purposes (including any applicable Tax and employment policies or Law), and (c) since December 31, 2017, the Company Parties have not and are not engaged in any unfair labor practice.

3.22.6	Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company Parties have not incurred any liability or obligation under the Worker Adjustment and Retraining Notification Act and the regulations promulgated thereunder, or any similar state or local Law that remains unsatisfied.

3.23	Internal Control Over Financial Reporting. Except as disclosed in the Company’s public filings pursuant to the Exchange Act or as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company has established and maintains a system of internal control over financial reporting that has been designed to provide reasonable assurances regarding the reliability of financial reporting (within the meaning of Rules 13(a)-15(f) and 15(d) - 15(f) under the Exchange Act) and the preparation of financial statements for external purposes in accordance with GAAP. Except as disclosed in the Company’s public filings pursuant to the Exchange Act, to the Knowledge of the Company, there are no material weaknesses in the Company’s internal control over financial reporting as of the date hereof.

3.24	Disclosure Controls and Procedures. Except disclosed in the Company’s public filings pursuant to the Exchange Act or as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company maintains disclosure controls and procedures designed to ensure that information required to be disclosed by the Company under the Exchange Act in its Company Information is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, including information that is accumulated and communicated to management of the Company as appropriate to allow timely decisions regarding required disclosure.

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3.25	Material Contracts. Other than as a result of the Chapter 11 Cases, all Material Contracts are valid, binding and enforceable by and against the Company Parties that are party thereto and, to the Knowledge of the Company, each other party thereto (except where the failure to be valid, binding or enforceable does not constitute a Material Adverse Effect), and since December 31, 2018, no written notice to terminate, in whole or part, any Material Contract has been delivered to any Company Party (except where such termination would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect). Except as listed on Schedule 3 hereto, no Company Party nor, to the Knowledge of the Company, any other party to any Material Contract, is in material default or breach under the terms thereof, in each case, except for such instances of material default or breach that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.26	Insurance. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect: (a) the Company Parties have insured their properties and assets against such risks and in such amounts as are customary for companies engaged in similar businesses; (b) all premiums due and payable in respect of material insurance policies maintained by the Company Parties have been paid; (c) the Company reasonably believes that the insurance maintained by or on behalf of the Company Parties is adequate in all material respects; and (d) as of the date hereof, to the Knowledge of the Company, no Company Party has received notice from any insurer or agent of such insurer with respect to any material insurance policies of any Company Party of cancellation or termination of such policies, other than such notices which are received in the ordinary course of business or for policies that have expired in accordance with their terms.

3.27	Intellectual Property.

3.27.1	All of the registrations, issuances and applications with respect to all Owned IP that is registered issued or the subject of a pending application (the “Registered IP”) are valid, in full force and effect and have not expired or been cancelled, abandoned or otherwise terminated, and payment of all renewal and maintenance fees and expenses in respect thereof, and all filings related thereto, have been duly made.

3.27.2	Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect: (a) each Company Party exclusively owns and possesses the entire right, title and interest in and to all Registered IP, free and clear of all Liens; (b) the material Registered IP is subsisting and, to the Knowledge of the Company, valid and enforceable; and (c) the Company Parties have taken reasonable steps under the circumstances to preserve, maintain and protect all material Owned IP.

3.27.3	Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, no Person possesses any Intellectual Property that materially restricts the use or registration anywhere in the world by the Company Parties of any material Mark used in the Company Parties’ respective businesses (other than Marks licensed from a third Person to the Company Parties pursuant to a Material Contract, but including any Marks constituting Registered IP). No Person possesses any Intellectual Property sufficient to successfully cancel or otherwise invalidate any such Mark on grounds of prior use, registration, fraud, lack of distinctiveness, or other defects or circumstances.

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3.27.4	Since December 31, 2017, there are no and there have not been any material Legal Proceedings pending or threatened in writing against or affecting any Company Party asserting or relating to (a) any material invalidity, misuse, misappropriation or unenforceability of or challenging the ownership or scope of any of the Owned IP, or (b) any material infringement, dilution, or misappropriation by, or conflict with, any Person with respect to any Intellectual Property (including any material demand or request that a Company Party license any rights from any Person). To the Knowledge of the Company, none of the Company Parties or the conduct of any of their respective businesses (including any manufacture, marketing, distribution, importation, offer for sale, sale, or use of any of their respective products) has materially infringed, misappropriated, diluted, or conflicted with, or does materially infringe, misappropriate, dilute, or conflict with, any Intellectual Property of any other Person. To the Knowledge of the Company, no material Owned IP has been infringed, misappropriated, diluted, or conflicted by any other Person.

3.27.5	The Company Parties uses commercially reasonable efforts to protect the confidentiality, integrity and security of the IT Systems and all information stored or contained therein or transmitted thereby from any unauthorized use, access, interruption or modification by third parties. The Company Parties have taken reasonable precautions to ensure that all material It Systems (a) are fully functional and operate and run in a reasonable and efficient business manner and (b) conform in all material respects to the specifications and purposes thereof. The Company Parties have an adequate disaster recovery and business continuity plan in place with respect to the material IT Systems and have adequately tested such plan for effectiveness. Since December 31, 2017 there have not been any malfunctions, breakdowns, unplanned downtime, service interruptions, or continued substandard performance with respect to material IT Systems that have disrupted the business of any Company Party that have not been remedied or replaced in all material respects. To the Knowledge of the Company, there have been no actual or alleged security breaches or unauthorized use, access or intrusions, of any IT System or any personal information, payment card information, data, or any other such information (including data of any customer of any Company Party) used, collected, maintained, or stored by or on behalf of any Company Party (or any loss, destruction, compromise, or unauthorized disclosure thereof). The IT Systems are adequate for the operation of the businesses of the Company Parties as currently conducted in all material respects.

3.28	No Other Representations and Warranties. Except for the representations and warranties contained in this Article III (including the related portions of the Company Disclosure Schedule, the RSA, the Plan, the Rights Offering Documents and the Definitive Documents), none of the Company Parties has made or makes any other express or implied representation or warranty, either written or oral, on behalf of the Company Parties, including any representation or warranty as to the accuracy or completeness of any information regarding the Company Parties furnished or made available to the Backstop Parties and their Affiliates or as to the future revenue, profitability or success of the Company Parties, or any representation or warranty arising from statute or otherwise in Law.

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4.	REPRESENTATIONS AND WARRANTIES OF EACH BACKSTOP PARTY

Each Backstop Party hereby severally and not jointly represents and warrants, on its own behalf and in its capacity as investment manager for its managed funds and accounts party hereto, if any, to the Company as of the date of this Agreement:

4.1	Organization. The Backstop Party is duly organized, validly existing and in good standing (or equivalent thereof) under the Laws of the jurisdiction of its organization.

4.2	Due Authorization. The Backstop Party has the requisite power and authority to enter into, execute and deliver this Agreement and to perform its obligations hereunder and has taken all necessary action required for the due authorization, execution, delivery and performance by it of this Agreement.

4.3	Due Execution; Enforceability. This Agreement has been duly and validly executed and delivered by the Backstop Party and constitutes its legally valid and binding obligation, enforceable against it in accordance with its terms.

4.4	No Registration Under the Securities Act; Selling Restrictions. Each Backstop Party acknowledges that the New Convertible Preferred Stock to be purchased by it, or to be issued to it in respect of the Backstop Commitment Premium, in each case, pursuant to the terms of this Agreement have not been registered under the Securities Act by reason of specific exemptions and the Company is relying on the truth and accuracy of, and such Backstop Party’s compliance with, the representations, warranties, agreements, acknowledgements and understandings of such Backstop Party set forth herein, and that the Company shall not be required to effect any registration under the Securities Act, or any state securities Law, of the New Convertible Preferred Stock. Each Backstop Party understands and agrees that it will not offer, resell, pledge or otherwise transfer the New Convertible Preferred Stock unless the New Convertible Preferred Stock are offered, resold, pledged or otherwise transferred in accordance with any applicable securities Laws of the United States or any state thereof.

4.5	Acquisition for Investment. The New Convertible Preferred Stock is being acquired under this Agreement by the Backstop Party in good faith solely for its own account, for investment and not with a view toward, or for resale in connection with, distribution within the meaning of the Securities Act.

4.6	No Conflicts. The execution, delivery, and, subject to the terms and conditions of this Agreement, performance by such Backstop Party of this Agreement and the consummation of the transactions contemplated hereunder, do not and will not (a) violate any provision of the organizational documents of such Backstop Party or (b) conflict with or violate any Law or order applicable to such Backstop Party or any of its respective assets or properties, except for any such conflict, violation, breach or default that would not, individually or in the aggregate, reasonably be expected to result in a material adverse effect on the ability of the Backstop Parties to timely consummate the transactions contemplated by this Agreement.

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4.7	Consents and Approvals. No consent, approval, order, authorization, filing, notice, registration or qualification of or with any Governmental Authority having jurisdiction over such Backstop Party is required in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby.

4.8	Investor Representation. It is (i) a qualified institutional buyer as defined in Rule 144A of the Securities Act and (ii) an institutional accredited investor as defined in Rule 501(a)(1), (2), (3), (7), or (8) under the Securities Act.

4.9	Investment Experience. It has substantial experience in evaluating and investing in securities and acknowledges that it is capable of evaluating the merits and risks of, and can bear the economic risk of entering into, the transactions contemplated by this Agreement, and that each Backstop Party’s financial condition and investments are such that it is in a financial position to bear the economic risk of and withstand a complete loss of such investment.

4.10	Sufficiency of Funds. As of the Effective Date, each Backstop Party shall have available funds sufficient to pay its applicable Funding Amount, including the Backstop Obligation of such Backstop Party as of the date thereof.

4.11	Ownership.

4.11.1	As of the date hereof, each Backstop Party and its Affiliates are, collectively, the beneficial owner of, or the investment advisor or manager for the beneficial owner of, the aggregate principal amount of Notes set forth opposite such Backstop Party’s name under the column “Face Amount of Notes Beneficially Owned or Managed on Account of” on Schedule 2 attached hereto.

4.11.2	As of the date hereof, such Backstop Party or its applicable Affiliates has the full power to vote, dispose of and compromise at least the aggregate principal amount of the Notes set forth opposite such Backstop Party’s name under the column “Face Amount of Notes Held” on Schedule 2 attached hereto.

4.11.3	Such Backstop Party has not entered into any Contract to transfer, in whole or in part, any portion of its right, title or interest in such Notes where such transfer would prohibit such Backstop Party from complying with the terms of this Agreement.

4.12	Legal Proceedings. There are no Legal Proceedings pending or, to the knowledge of such Backstop Party, threatened to which the Backstop Party is a party or to which any property of the Backstop Party is the subject, in each case that will (or would be reasonably likely to) materially prohibit, delay or adversely impact such Backstop Party’s timely performance of its obligations under this Agreement.

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4.13	No Broker’s Fee. None of the Backstop Parties or their Affiliates is a party to any Contract with any Person (other than this Agreement) that would give rise to a valid claim against the Company for a brokerage commission, finder’s fee or like payment in connection with the Rights Offering or the sale of the Remaining Shares.

4.14	Independent Investigation.

4.14.1	Each of the Backstop Parties has conducted its own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) or assets of the Company Parties, and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of the Company Parties for such purpose.

4.14.2	Each of the Backstop Parties acknowledges and agrees that: (i) none of the Company Parties, nor any other Person on behalf of the Company Parties has made any representation or warranty, expressed or implied, as to the Company Parties, or the accuracy or completeness of any information regarding the Company Parties furnished or made available to the Backstop Parties and its representatives, or any other matter related to the transactions contemplated herein, except as expressly set forth in this Agreement, the RSA, the Plan, the Rights Offering Documents and the Definitive Documents; (ii) such Backstop Party has not relied on any representation or warranty from the Company Parties or any other Person on behalf of the Company Parties in determining to enter into this Agreement, except as expressly set forth in this Agreement; and (iii) none of the Company Parties or any other Person acting on behalf of the Company Parties shall have any liability to such Backstop Party or any other Person with respect to the future revenue, profitability or success of the Company Parties, except as set forth in this Agreement, the RSA, the Plan, the Rights Offering Documents and the Definitive Documents.

4.14.3	The Company acknowledges and agrees that: (i) none of the Backstop Parties, nor any other Person on behalf of the Backstop Parties has made any representation or warranty, expressed or implied, as to the Backstop Parties, or the accuracy or completeness of any information regarding the Backstop Parties furnished or made available to the Company and its representatives, or any other matter related to the transactions contemplated herein, except as expressly set forth in this Agreement; and (ii) the Company has not relied on any representation or warranty from the Backstop Parties or any other Person on behalf of the Backstop Parties in determining to enter into this Agreement, except as expressly set forth in this Agreement.

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5.	COVENANTS

5.1	Conduct of Business. Except as expressly set forth in this Agreement, the Definitive Documents or with the prior written consent of the Required Backstop Parties (not to be unreasonably withheld or delayed and taking into account the pendency of the Chapter 11 Cases), during the period from the date of this Agreement to the earlier of the Effective Date and the date on which this Agreement is terminated in accordance with its terms: (a) the Company shall, and shall cause each of the other Company Parties to, carry on its business in the ordinary course and use its commercially reasonable efforts to: (i) preserve intact its current business and business organizations in all material respects; (ii) with the exception of those certain transportation contracts listed on Schedule 4 hereto, preserve its material relationships with customers, sales representatives, suppliers, licensors, licensees, distributors and others having material business dealings with any of the Company Parties in connection with their business; (iii) file or post Company Information within the time periods required under the Exchange Act, or reasonably promptly thereafter, in each case in accordance with ordinary course of business consistent with past practice; (iv) maintain its physical assets, properties and facilities in all material respects in their current working order, condition and repair as of the date hereof, ordinary wear and tear excepted; (v) operate its businesses in compliance with all applicable Laws in all material respects; and (vi) maintain all insurance policies, or suitable replacements therefor, in full force and effect through the close of business on the Effective Date in all material respects; and (b) the Company shall not: (i) sell, license to any Person, transfer, assign, abandon, subject to a security interest, or allow to lapse or expire any Intellectual Property (other than expiration of any issued or registered Intellectual Property at the end of its respective maximum statutory term); or (ii) enter into any transaction that is material to the Company Parties’ business other than (A) transactions in the ordinary course of business that are consistent with prior business practices of the Company Parties, and (B) transactions expressly contemplated by the RSA and the Plan.

For the avoidance of doubt and without limiting the generality of the foregoing, the following shall be deemed to occur outside of the ordinary course of business of the Company Parties and shall require the prior written consent of the Required Backstop Parties unless the same would otherwise be permissible under the RSA or the Plan: (a) material amendments of the Company’s certificate of incorporation and bylaws or other organizational documents; (b) adopting any new executive compensation or retention plans; or (c) approving or adopting any executive bonuses or retention payments.

5.2	Non-Disclosure of Holdings Information. The Company shall not, and shall cause each of the other Company Parties not to, disclose publicly Schedule 2 to this Agreement or the information set forth thereon or the holdings information of any Backstop Party as of the date hereof or any time hereafter; provided, that in connection with the Chapter 11 Cases, on or after the Petition Date, the Company Parties may file this Agreement with the Bankruptcy Court and the SEC, but shall redact Schedule 2 and any holdings information of any Backstop Party set forth in Schedule 2; provided, further, that the Company shall be permitted to disclose in connection with the Chapter 11 Cases, on or after the Petition Date, the aggregate principal amount of, and aggregate percentage of, the Notes held by the Backstop Parties and Consenting Creditors, in each case, as a group.

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5.3	Use of Proceeds. The Company will apply the proceeds from the Rights Offering for purposes identified in the Plan and other Definitive Documents.

5.4	Blue Sky. The Company shall, on or before the Effective Date, take such action as the Company shall reasonably determine is necessary in order to obtain an exemption for or to qualify the Convertible Preferred Stock to be issued pursuant to this Agreement, at the Effective Date, under applicable securities and “Blue Sky” Laws of the states of the United States (or to obtain an exemption from such qualification). The Company shall timely make all filings and reports relating to the offer and sale of the Remaining Shares issued hereunder required under applicable securities and “Blue Sky” Laws of the states of the United States following the Effective Date. The Company shall pay all fees and expenses in connection with satisfying its obligations under this Section 5.4.

5.5	Rights Offering. Subject to the terms and conditions of this Agreement and the RSA, the Company shall use commercially reasonable efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable in order to consummate and effectuate the Rights Offering in accordance with the Plan, the RSA, the Definitive Documents and this Agreement.

5.6	The New Convertible Preferred Stock. Subject to the entry of the Confirmation Order and the occurrence of the Effective Date, the New Convertible Preferred Stock, when issued, will be duly and validly issued and outstanding and will be fully paid and non-assessable. As of the Effective Date, the Company shall have the ability to issue sufficient New Convertible Preferred Stock to consummate the transaction contemplated under this Agreement, the RSA and the Plan.

5.7	Backstop Notice. The Company shall determine the aggregate amount of Remaining Shares and Purchase Price, if any, set forth in the Backstop Notice in good faith, and shall direct the Subscription Agent to provide such written backup relating to the calculation thereof as the Backstop Parties may reasonably request.

5.8	Facilitation. The Company shall use commercially reasonable efforts to, and cause each of the other Company Parties to, and each Backstop Party shall use commercially reasonable efforts to, support and take all actions necessary or reasonably requested by the Required Backstop Parties to facilitate the Rights Offering and confirmation and consummation of the Plan within the timeframes contemplated by the RSA.

5.9	Access to Information; Confidentiality. Subject to applicable Law, upon reasonable, prior written notice given prior to the Effective Date and for a reasonable business purpose, the Debtors shall afford the Backstop Parties and the Backstop Party Professionals upon request, reasonable access, during normal business hours and without unreasonable disruption or interference with the business or operations of the Company Parties or any of their Subsidiaries, to the Debtors’ properties, books, assets, Contracts and records and, prior to the Effective Date, the Debtors shall furnish promptly to such parties all reasonable information concerning the Debtors’ business, properties and personnel as may reasonably be requested by any such party; provided that the foregoing shall not require the Company to: (i) permit any inspection, or disclose any information, that in the reasonable judgment of the Company, would cause any of the Company Parties or any of their Subsidiaries to violate any of their respective obligations with respect to confidentiality to a third-party; (ii) disclose any legally privileged information of any of the Company Parties or any of their Subsidiaries; (iii) violate any applicable Law; or (iv) permit any invasive environmental sampling; provided, that, in each case, the Company Parties will use commercially reasonably efforts to use a method of disclosure which would not cause such violation of confidentiality obligations, compromise such privilege or cause such violation of applicable Law. All requests for information and access made in accordance with this Section 5.9 shall be directed to Kirkland and Ellis LLP (“Kirkland”), Perella Weinberg Partners L.P. (“Perella”) or any other entity or person identified by any of them in writing; provided, however, that the Backstop Parties may initiate communications with the Company’s officers, directors or management with the advance written consent of Kirkland or Perella.

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5.10	Regulatory Approvals.

5.10.1	Each Party agrees to use commercially reasonable efforts to make all filings and to obtain all consents, approvals and authorizations required to be obtained from any governmental authority, in each case in order to consummate the transactions contemplated hereby, and to make effective the Plan and the Rights Offering Documents, including (i) if applicable, filing, or causing to be filed, the Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated by this Agreement with the Antitrust Division of the United States Department of Justice and the United States Federal Trade Commission and any filings (or, if required by any Antitrust Authority, any drafts thereof) under any other Antitrust Laws that are necessary to consummate and make effective the transactions contemplated by this Agreement as soon as reasonably practicable after the commencement of the Rights Offering (and with respect to any filings required pursuant to the HSR Act, if any, no later than five (5) Business Days following the date of the commencement of the Rights Offering) and (ii) promptly furnishing any documents or information reasonably requested by any Antitrust Authority.

5.10.2	The Company and each Backstop Party subject to an obligation pursuant to the Antitrust Laws to notify any transaction contemplated by this Agreement, the RSA, the Plan or the Rights Offering Documents that has notified the Company in writing of such obligation (each such Backstop Party, a “Filing Party”) agree to reasonably cooperate with each other as to the appropriate time of filing such notification and its content. The Company and each Filing Party shall, to the extent permitted by applicable Law: (i) promptly notify each other of, and if in writing, furnish each other with copies of (or, in the case of material oral communications, advise each other orally of) any material communications from or with an Antitrust Authority; (ii) not participate in any meeting with an Antitrust Authority unless it consults with each other Filing Party and the Company, as applicable, in advance and, to the extent permitted by the Antitrust Authority and applicable Law, give each other Filing Party and the Company, as applicable, a reasonable opportunity to attend and participate thereat; (iii) furnish each other Filing Party and the Company, as applicable, with copies of all material correspondence and communications between such Filing Party or the Company and the Antitrust Authority; (iv) furnish each other Filing Party with such necessary information and reasonable assistance as may be reasonably necessary in connection with the preparation of necessary filings or submission of information to the Antitrust Authority; and (v) not withdraw its filing, if any, under the HSR Act without the prior written consent of the Backstop Parties and the Company.

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5.10.3	Should a Filing Party be subject to an obligation under the Antitrust Laws to jointly notify with one or more other Filing Parties (each, a “Joint Filing Party”) any transaction contemplated by this Agreement, the RSA, the Plan or the Rights Offering Documents, such Joint Filing Party shall promptly notify each other Joint Filing Party of, and if in writing, furnish each other Joint Filing Party with copies of (or, in the case of material oral communications, advise each other Joint Filing Party orally of) any communications from or with an Antitrust Authority.

5.10.4	The Company and each Filing Party shall use their commercially reasonable efforts to obtain all authorizations, approvals, consents, or clearances under any applicable Antitrust Laws or to cause the termination or expiration of all applicable waiting periods under any Antitrust Laws in connection with the transactions contemplated by this Agreement at the earliest possible date after the date of filing. The communications contemplated by this Section 5.10 may be made by the Company or a Filing Party on an outside counsel-only basis or subject to other agreed upon confidentiality safeguards.

6.	CONDITIONS TO THE BACKSTOP PARTIES’ CLOSING OBLIGATIONS

6.1	Conditions to the Backstop Parties’ Closing Obligations. The obligation of the Backstop Parties to consummate the Backstop Purchase shall be subject to the satisfaction of each of the following conditions on the Effective Date:

6.1.1	Certain Documents. Each of the Exit Facility Documents, the Rights Offering Documents and the Definitive Documents is in form and substance substantially in accordance with the RSA or as otherwise set forth in the Plan, and otherwise reasonably acceptable to the Required Backstop Parties.

6.1.2	Agreements. The RSA and this Agreement shall not have been terminated.

6.1.3	Antitrust Approval. All terminations or expirations of waiting periods imposed by any Governmental Authority required under any Antitrust Laws, if applicable, shall have occurred and other notifications, consents, authorizations and approvals required to be made or obtained from any Governmental Authority any Antitrust Law, if applicable, shall have been made or obtained for the transactions contemplated by this Agreement

6.1.4	Approval Order. The Bankruptcy Court shall have entered the Approval Order in form and substance acceptable to the Required Backstop Parties, and such order shall not be reversed, stayed, dismissed, vacated, reconsidered, modified or amended in any material respect (other than in accordance with the terms of this Agreement or the RSA).

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6.1.5	Confirmation Order. The Bankruptcy Court shall have entered the Confirmation Order in form and substance acceptable to the Required Backstop Parties and such order shall not be reversed, stayed, dismissed, vacated, reconsidered, modified or amended in any material respect (other than in accordance with the terms of this Agreement or the RSA).

6.1.6	Plan. The Company and all of the other Company Parties shall have complied in all material respects with the terms of the Plan, once filed, that are to be performed by the Company and the other Company Parties on or prior to the Effective Date, and the conditions to the occurrence of the Effective Date (other than the consummation of the Backstop Purchase) set forth in the Plan shall have been satisfied or waived in accordance with the terms of the Plan.

6.1.7	Expense Reimbursement. The Company shall have paid the Expense Reimbursement in full in cash, or such amount shall be paid concurrently with the Effective Date, in each case, to the extent invoiced in accordance with the terms hereof.

6.1.8	Rights Offering. The Rights Offering shall have been conducted in accordance with this Agreement and the Rights Offering Documents and the New Convertible Preferred Stock and New Common Stock shall have been issued free and clear of all Liens.

6.1.9	Backstop Notice. The Backstop Parties shall have received the Backstop Notice in accordance with the terms of this Agreement.

6.1.10	Material Adverse Effect. Since the date of this Agreement, there shall not have occurred a Material Adverse Effect.

6.1.11	Representations and Warranties.

(a)	The representations and warranties of the Company contained in Section 3.1, Section 3.2 Section 3.3 and Section 3.13 shall be true and correct in all respects on and as of the Effective Date (except for any de minimis inaccuracies) after giving effect to the Plan with the same effect as if made on and as of the Effective Date after giving effect to the Plan (except for such representations and warranties made as of a specified date, which shall be true and correct in all respects only as of the specified date, except for any de minimis inaccuracies).

(b)	The representations and warranties of the Company contained in this Agreement other than those referred to in clauses (a) above shall be true and correct (disregarding all materiality or Material Adverse Effect qualifiers) on and as of the Effective Date after giving effect to the Plan with the same effect as if made on and as of the Effective Date after giving effect to the Plan (except for such representations and warranties made as of a specified date, which shall be true and correct (disregarding all materiality or Material Adverse Effect qualifiers) only as of the specified date), except where the failure to be so true and correct would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

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6.1.12	Covenants. The Company, on behalf of itself and the other Company Parties, shall have performed and complied, in all material respects, with all of its respective covenants and agreements contained in this Agreement that contemplate, by their terms, performance or compliance prior to the Effective Date.

6.1.13	Officer’s Certificate. The Backstop Parties shall have received on and as of the Effective Date a certificate of the chief executive officer or chief financial officer of the Company confirming that the conditions set forth in Sections 6.1.10, 6.1.11 and Section 6.1.12 have been satisfied.

6.1.14	No Legal Impediment. No Law, Order or Legal Proceeding shall have been enacted, adopted or issued by or before any Governmental Authority that prohibits or materially restrains the consummation of the Restructuring or the transactions contemplated by this Agreement.

6.2	Conditions to the Company’s Closing Obligations. The obligation of the Company to consummate the Closing shall be subject to the satisfaction of each of the following conditions on the Effective Date:

6.2.1	Confirmation Order. The Bankruptcy Court shall have entered the Confirmation Order in form and substance reasonably acceptable to the Required Backstop Parties and such order shall not be reversed, stayed, dismissed, vacated, reconsidered, modified or amended in any material respect (other than in accordance with the terms of this Agreement or the RSA).

6.2.2	Plan. The conditions to the occurrence of the Effective Date (other than the consummation of the Rights Offering and the Backstop Purchase) set forth in the Plan shall have been satisfied or waived in accordance with the terms of the Plan.

6.2.3	Representations and Warranties. Each of the representations and warranties of each of the Backstop Parties, set forth in Section 4 hereof, shall be true and correct in all respects (disregarding all materiality qualifiers) as of the Effective Date (except with respect to representations and warranties that expressly speak of an earlier date, which shall be true and correct in all material respects (disregarding all materiality qualifiers) as of such date), except where the failure to be so true and correct would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Backstop Parties to consummate the transactions contemplated hereby or under the Plan or the RSA.

6.2.4	Covenants. Each of the Backstop Parties, on its own behalf and in its capacity as investment manager for its managed funds and accounts party hereto, if applicable, shall have performed and complied, in all material respects, with all of its respective covenants and agreements contained in this Agreement that contemplate, by their terms, performance or compliance prior to the Effective Date.

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6.2.5	No Legal Impediment. No Law, Order or Legal Proceeding shall have been enacted, adopted or issued by or before any Governmental Authority that prohibits or materially restrains the consummation of the Restructuring or the transactions contemplated by this Agreement.

6.2.6	Antitrust Approval. All terminations or expirations of waiting periods imposed by any Governmental Authority required under any Antitrust Laws, if applicable, shall have occurred and other notifications, consents, authorizations and approvals required to be made or obtained from any Governmental Authority under any Antitrust Law, if applicable, shall have been made or obtained for the transactions contemplated by this Agreement.

6.2.7	Proceeds of Rights Offering. The Company shall have received each of the Backstop Party’s respective Funding Amounts in accordance with the terms of this Agreement.

7.	INDEMNIFICATION AND CONTRIBUTION

7.1	Indemnification Obligations. The Company and the other Company Parties (the “Indemnifying Parties” and each, an “Indemnifying Party”) shall, jointly and severally, indemnify and hold harmless each Backstop Party and its Affiliates, equity holders, members, partners, general partners, managers, directors, officers and its and their respective representatives, attorneys, and controlling Persons (each, an “Indemnified Person”) from and against any and all losses, claims, damages, liabilities and costs and expenses (collectively, “Indemnified Losses”) that any such Indemnified Person may incur or to which any such Indemnified Person may become subject arising out of or in connection with this Agreement or the transactions contemplated hereby, or any Legal Proceeding relating to any of the foregoing, regardless of whether any Indemnified Person is a party thereto, whether or not such proceedings are brought by the Company, the other Company Parties, their respective equity holders, Affiliates, creditors or any other Person, and reimburse each Indemnified Person upon demand for reasonable and documented out-of-pocket legal or other third-party expenses of counsel (which, so long as there are no actual conflicts of interests among such Indemnified Persons, shall be limited to one law firm serving as counsel for the Indemnified Persons) incurred in connection with investigating, preparing to defend or defending, or providing evidence in or preparing to serve or serving as a witness with respect to, any Legal Proceeding relating to any of the foregoing (including in connection with the enforcement of the indemnification obligations set forth herein), irrespective of whether or not the transactions contemplated by this Agreement or the Plan are consummated or whether or not this Agreement is terminated; provided, that the foregoing indemnity will not, as to any Indemnified Person, apply to Indemnified Losses (a) as to a Defaulting Backstop Party, its Affiliates or any Indemnified Person related thereto, principally caused by a default by such Defaulting Backstop Party (or Indemnified Persons related thereto) or any breach by any Backstop Party (or Indemnified Persons related thereto) under this Agreement, or (b) to the extent they are found by a final, non-appealable judgment of a court of competent jurisdiction to arise from the willful misconduct or fraud of such Indemnified Person. Notwithstanding anything to the contrary in this Agreement, the Indemnifying Parties will not be liable for, and no Indemnified Person shall claim or seek to recover, any punitive, special, indirect or consequential damages.

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7.2	Indemnification Procedure. Promptly after receipt by an Indemnified Person of notice of the commencement of any indemnified claim, challenge, litigation, investigation or proceeding (an “Indemnified Claim”), such Indemnified Person will, if a claim is to be made hereunder against an Indemnifying Party in respect thereof, notify such Indemnifying Party in writing of the commencement thereof; provided, that (a) the omission to so notify the Indemnifying Party will not relieve the Indemnifying Party from any liability that it may have hereunder except to the extent it has been materially and irrevocably prejudiced by such failure and (b) the omission to so notify the Indemnifying Party will not relieve the Indemnifying Party from any liability that it may have to such Indemnified Person other than on account of this Section 7.2 or otherwise under this Agreement. In case any such Indemnified Claims are brought against any Indemnified Person and it notifies the Indemnifying Party of the commencement thereof, the Indemnifying Party will be entitled to participate therein, and, at its election by providing written notice to such Indemnified Person, the Indemnifying Party will be entitled to assume the defense thereof, with counsel reasonably acceptable to such Indemnified Person; provided, that if the parties (including any impleaded parties) to any such Indemnified Claims include both such Indemnified Person and the Indemnifying Party and based on advice of such Indemnified Person's counsel there are legal defenses available to such Indemnified Person that are different from or additional to those available to the Indemnifying Party, such Indemnified Person shall have the right to select separate counsel to assert such legal defenses and to otherwise participate in the defense of such Indemnified Claims; and provided, further, that the Indemnifying Party may not assume control of the defense of an Indemnified Claim (i) involving alleged or potential criminal liability, (ii) if such Indemnified Claim seeks primarily injunctive or other equitable relief against the Indemnified Party, (iii) if a bona fide conflict of interest exists between the Indemnifying Party and the Indemnified Party, or (iv) if the defense or prosecution of such Indemnified Claim has been tendered to the Indemnified Party’s insurance carrier and such insurance carrier has assumed the defense thereunder pursuant to such applicable insurance policy. Upon receipt of notice from the Indemnifying Party to such Indemnified Person of its election to so assume the defense of such Indemnified Claims with counsel reasonably acceptable to the Indemnified Person, the Indemnifying Party shall not be liable to such Indemnified Person for expenses incurred by such Indemnified Person in connection with the defense thereof or participation therein (other than reasonable and documented costs of investigation) unless (a) such Indemnified Person shall have employed separate counsel (in addition to any local counsel) in connection with the assertion of legal defenses in accordance with the proviso to the immediately preceding sentence (it being understood, however, that the Indemnifying Party shall not be liable for the expenses of more than one separate counsel representing the Indemnified Persons who are parties to such Indemnified Claims (in addition to one local counsel in each jurisdiction in which local counsel is required)), (b) after the Indemnifying Party assumes the defense of the Indemnified Claims, the Indemnified Person determines in good faith that the Indemnifying Party has failed or is failing to defend such claim and provides written notice of such determination and the basis for such determination, and such failure is not reasonably cured within ten (10) Business Days of receipt of such notice, or (c) the Indemnifying Party shall have authorized in writing the employment of counsel for such Indemnified Person.

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7.3	Settlement of Indemnified Claims. The Indemnifying Party shall not, without the prior written consent of an Indemnified Person (which consent shall not be unreasonably withheld, conditioned or delayed), effect any settlement compromise, consent to the entry of any judgment with respect to any pending or threatened Indemnified Claims in respect of which indemnity or contribution has been sought hereunder by such Indemnified Person unless (a) such settlement, compromise or consent includes an unconditional release of such Indemnified Person from all liability on the claims that are the subject matter of such Indemnified Claims and (b) such settlement, compromise or consent does not include any statement as to or any admission of fault, culpability or a failure to act by or on behalf of any Indemnified Person.

7.4	Contribution. If for any reason the foregoing indemnification is unavailable to any Indemnified Person or insufficient to hold it harmless from Indemnified Losses that are subject to indemnification pursuant to Section 7.1, then the Indemnifying Party shall contribute to the amount paid or payable by such Indemnified Person as a result of such loss in such proportion as is appropriate to reflect not only the relative benefits received by the Indemnifying Party, on the one hand, and such Indemnified Person, on the other hand, but also the relative fault of the Indemnifying Party, on the one hand, and such Indemnified Person, on the other hand, as well as any relevant equitable considerations. It is hereby agreed that the relative benefits to the Indemnifying Party, on the one hand, and all Indemnified Persons, on the other hand, shall be deemed to be in the same proportion as (a) the total value received or proposed to be received by the Company pursuant to the issuance and sale of the unsubscribed New Convertible Preferred Stock in the Rights Offering contemplated by this Agreement and the Plan bears to (b) the Backstop Commitment Premium paid or proposed to be paid to the Backstop Parties. The Indemnifying Parties also agree that no Indemnified Person shall have any liability based on their comparative or contributory negligence or otherwise to the Indemnifying Parties, any Person asserting claims on behalf of or in right of any of the Indemnifying Parties, or any other Person in connection with an Indemnified Claim.

7.5	Treatment of Indemnification Payments. All amounts paid by an Indemnifying Party to an Indemnified Person under this Article 7 shall, to the extent permitted by applicable Law, be treated as adjustments to the Purchase Price for all Tax purposes. The provisions of this Article 7 are an integral part of the transactions contemplated by this Agreement and without these provisions the Backstop Parties would not have entered into this Agreement. The Approval Order shall provide that the obligations of the Company under this Article 7 shall constitute allowed administrative expenses of the Debtors’ estate under sections 503(b) and 507 of the Bankruptcy Code and are payable without further order of the Bankruptcy Court, and that the Company may comply with the requirements of this Article 7 without further order of the Bankruptcy Court.

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8.	MISCELLANEOUS

8.1	Notice. Any notice or other communication required or which may be given pursuant to this Agreement will be in writing and either delivered personally to the addressee or sent via electronic mail, courier, by certified mail, or registered mail (return receipt requested), and will be deemed given when so delivered personally or sent via electronic mail, or, if mailed, five (5) calendar days after the date of mailing, as follows:

if to a Backstop Party, to the address or email address provided to the Company from time to time:

with a copy to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019

Attention: Alan Kornberg, Kenneth Schneider, Robert Britton, Chaim Theil

E-mail address: akornberg@paulweiss.com, kschneider@paulweiss.com, rbritton@paulweiss.com, ctheil@paulweiss.com if to the Company, to:

Gulfport Energy Corporation

14313 N. May Avenue, Suite 100

Oklahoma City, Oklahoma 73134
Attn.: Patrick Craine

E-mail address: pcraine@gulfportenergy.com

with copies to:

Kirkland & Ellis LLP
601 Lexington Avenue
New York, New York 10022
Attention: Steven N. Serajeddini, P.C.
E-mail address: steven.serajeddini@kirkland.com

and

Kirkland & Ellis LLP
300 North LaSalle Street
Chicago, IL 60654
Attention: Marc Kieselstein, P.C. and Christopher S. Koenig
E-mail address: marc.kieselstein@kirkland.com and

chris.koenig@kirkland.com

with copies to:

Latham & Watkins LLP

 885 Third Avenue

New York, NY 10022

Attention: Trevor Womack, Adam Goldberg, and Hugh Murtagh

E-mail address: trevor.womack@lw.com, adam.goldberg@lw.com, and hugh.murtagh@lw.com

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8.2	Assignment. Except as described in this Section 8.2, this Agreement will be binding upon and inure to the benefit of each and all of the Parties, and neither this Agreement nor any of the rights, interests or obligations hereunder will be assigned by any of the Parties without the prior written consent of the Company. Notwithstanding the foregoing, any Backstop Party may assign or reallocate its rights and obligations hereunder (including its Backstop Commitment, Backstop Obligation, Subscription Rights and right to receive its Backstop Commitment Premium) prior to the Effective Date, in whole or in part, to (a) any other Consenting Noteholder in a manner consistent with the terms of the RSA that agrees as part of such assignment to assume such Backstop Party’s Backstop Commitment, Backstop Obligation, Subscription Rights and/or right to receive its Backstop Commitment Premium, as applicable, or (b) any Backstop Party or to any of its or their Affiliates (and/or any Affiliate thereof); provided, that, in each case, any such assignment shall not release such Backstop Party from any of its obligations under this Agreement in the event that such assignee does not fulfill its obligations hereunder; provided, further, that (i) such assignee and the assigning Backstop Party shall have duly executed and delivered to the Company and Kirkland a written notice of such assignment in substantially the form attached as Exhibit A hereto (a “Notice of Assignment”); and (ii) with respect to any assignee that is not a party to this Agreement, such assignee shall be required, by delivery of an executed agreement in substantially the form attached as Exhibit B hereto (a “Joinder Agreement”), to be bound by the obligations of such assignee’s assigning Backstop Party hereunder. Upon the effectiveness of any assignment pursuant to this Section 8.2, the Company shall promptly update Schedule 2 hereto to reflect such assignment.

8.3	Survival. Subject to Section 8.12, (a) all representations and warranties made in this Agreement and the schedules attached hereto shall not survive the Effective Date (other than in the case of actual and intentional fraud) and (b) covenants and agreements that by their terms are to be satisfied after the Effective Date, including, without limitation, the Expense Reimbursement set forth in Section 2.3.1 and the covenants set forth in Section 5.3, shall survive the Effective Date until satisfied in accordance with their terms.

8.4	Entire Agreement. This Agreement, including the terms of the agreements contemplated hereby and referred to herein (including the RSA and Rights Offering Documents), contain the entire agreement by and between the Company and the Backstop Parties with respect to the transactions contemplated by this Agreement and supersedes all prior agreements and representations, written or oral, with respect thereto. To the extent there is an inconsistency between the provisions in this Agreement and the agreements contemplated hereby and referred to herein, the provisions in this Agreement shall control. To the extent there is an inconsistency between the provisions in this Agreement and the Plan, the Plan shall control; provided, that notwithstanding anything to the contrary in the Plan (including any amendments, supplements or modifications thereto) or the Confirmation Order (and any amendments, supplements or modifications thereto) or an affirmative vote to accept the Plan submitted by any Backstop Party, nothing contained in the Plan (including any amendments, supplements or modifications thereto) or Confirmation Order (including any amendments, supplements or modifications thereto) shall alter, amend or modify the rights of the Backstop Parties under this Agreement unless such alteration, amendment or modification has been made in accordance with Section 8.5.

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8.5	Waivers and Amendments. This Agreement may be amended, modified or superseded, and the terms and conditions of this Agreement may be waived, only by a written instrument signed by the Company and the Backstop Parties whose aggregate Backstop Commitment and Subscription Price represents at least two-thirds of the Aggregate Commitment Amount (the “Required Backstop Parties”); provided, that, notwithstanding anything to the contrary in this Agreement, no amendment that reduces or otherwise modifies the Backstop Commitment Premium, Purchase Price, or increases or otherwise modifies a Backstop Party’s Backstop Obligation or any other funding or financial obligation of any Backstop Party hererunder shall be effective against any Backstop Party without such Backstop Party’s prior written consent; provided, further, that Schedule 2 hereto may be amended with the prior written consent of all the Backstop Parties without the consent of the Company so long as the Aggregate Commitment Amount is not modified. No delay on the part of any Party in exercising any right, power or privilege pursuant to this Agreement will operate as a waiver thereof. No waiver on the part of any Party of any right, power or privilege pursuant to this Agreement, nor any single or partial exercise of any right, power or privilege pursuant to this Agreement, shall preclude any other or further exercise thereof or the exercise of any other right, power or privilege pursuant to this Agreement. The rights and remedies provided pursuant to this Agreement are cumulative and are not exclusive of any rights or remedies which any Party otherwise may have at law or in equity.

8.6	Governing Law; Jurisdiction; Venue; Process. This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to any conflict of laws principles that would require the application of the Law of any other jurisdiction. Each Party hereby irrevocably submits, for itself and its property, to the exclusive jurisdiction of the courts of the State of Delaware located in the County of New Castle, for purposes of all legal proceedings arising out of or relating to this Agreement or the transactions contemplated hereby. Each Party irrevocably waives, to the fullest extent permitted by Law, any objection which it may now or hereafter have to the laying of venue of any such proceeding brought in such a court and any claim that any such proceeding brought in such a court has been brought in an inconvenient forum. Notwithstanding the foregoing, during the pendency of the Chapter 11 Cases, all proceedings contemplated by this Section 8.6 shall be brought in the Bankruptcy Court.

8.7	Counterparts. This Agreement may be executed in two or more counterparts (including via facsimile or other electronic means), each of which will be deemed an original but all of which together will constitute one and the same instrument. All such counterparts will be deemed an original, will be construed together and will constitute one and the same instrument.

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8.8	Headings. The headings in this Agreement are for reference purposes only and will not in any way affect the meaning or interpretation of this Agreement.

8.9	Severability. In the event that any one or more of the provisions contained herein, or the application thereof in any circumstances, is held invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein will not be in any way impaired thereby, it being intended that all of the rights and privileges of the parties hereto will be enforceable to the fullest extent permitted by Law.

8.10	Termination. This Agreement shall terminate:

8.10.1	automatically if the RSA is terminated pursuant to the terms thereof;

8.10.2	if the Company and the Required Backstop Parties mutually agree in writing to terminate this Agreement;

8.10.3	at the Company’s election, by written notice to the Backstop Parties, in the event of a material breach of this Agreement by any Backstop Party or any Replacing Backstop Party that has prevented the satisfaction of any condition, or the Company’s or any Backstop Party’s performance of any of its obligations hereunder or under the RSA, if such violation or breach has not been waived by the Company or cured in all material respects by the applicable Backstop Party or Replacing Backstop Party within ten (10) Business Days after written notice thereof from the Company (provided, however, that the Company may not seek to terminate this Agreement based upon a material breach arising out of its own actions or omissions in breach hereof or if any of the Company Parties is then in material breach of this Agreement or the RSA); or

8.10.4	at the Required Backstop Parties’ election, by written notice to the Company, in the event that a material breach of this Agreement by any of the Company Parties has prevented the satisfaction of any condition to the effectiveness of the Plan, or the Company’s or any Backstop Party’s performance of any of its obligations hereunder or under the RSA, if such violation or breach has not been waived by the Required Backstop Parties or been cured in all material respects by the applicable Company Party within ten (10) Business Days after written notice thereof from the Backstop Parties (provided, however, that the Backstop Parties may not seek to terminate this Agreement based upon a material breach arising out of the actions or omissions of any Backstop Party in breach hereof or if any Backstop Party is then in material breach of this Agreement or the RSA).

8.11	Breach. Regardless of the termination of this Agreement pursuant to Section 8.10, each Party shall remain liable for any breaches of this Agreement prior to its termination.

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8.12	Effect of Termination.

8.12.1	Upon termination of this Agreement pursuant to Section 8.10, this Agreement shall forthwith become void and there shall be no further obligations or liabilities on the part of the parties hereto; provided, that (a) the obligation of the Company to pay the Expense Reimbursement to Backstop Parties pursuant to Section 2.3.1 and to pay the Backstop Commitment Premium if payable pursuant to Sections 2.2.3, Section 2.4, and/or 8.12.2 shall survive the termination of this Agreement and shall remain in full force and effect until such obligation has been satisfied (except as otherwise set forth herein), (b) the provisions set forth in this Section 8.12, Section 8.13, Section 8.14, Section 8.16, Section 8.17, Section 8.18, Section 8.19 and Section 8.21 shall survive the termination of this Agreement in accordance with their terms and (c) subject to Section 8.14, nothing in this Section 8.12 shall relieve any Party from liability for its intentional fraud or any willful or intentional breach of this Agreement occurring prior to the date of termination of this Agreement. For purposes of this Agreement, “willful or intentional breach” means a breach of this Agreement that is a consequence of an intentional act undertaken by the breaching party with the knowledge that the taking of such act would, or would reasonably be expected to, cause a breach of this Agreement. For the avoidance of doubt, the failure to timely pay the Purchase Price by any of the Backstop Parties in accordance with the terms of this Agreement (and subject to the applicable cure period set forth in Section 8.10.3) shall constitute a willful breach of this Agreement.

8.12.2	If this Agreement is terminated by the Required Backstop Parties under Section 8.10.4, the Company shall, promptly after the date of such termination, pay the Backstop Commitment Premium; provided that the Backstop Commitment Premium is payable pursuant to Section 2.2.3 and, if applicable, Section 2.4, entirely in cash to each Backstop Party or its designee(s). The Backstop Commitment Premium shall (to the extent payable in cash hereunder) pursuant to an Approval Order, constitute allowed administrative expenses of the Debtors’ estates under sections 503(b) and 507 of the Bankruptcy Code and shall be payable by the Debtors as provided in this Agreement without further order of the Bankruptcy Court.

8.13	Waiver of Jury Trial. EACH PARTY HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ALL RIGHTS TO TRIAL BY JURY IN ANY JURISDICTION IN ANY ACTION, SUIT OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF THIS AGREEMENT, WHETHER IN CONTRACT, TORT, EQUITY OR OTHERWISE.

8.14	Damages. Notwithstanding anything to the contrary in this Agreement, no Party will be liable for, and no Party shall claim or seek to recover, any punitive, special, indirect or consequential damages.

8.15	Specific Performance. The Parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the Parties shall be entitled to an injunction or injunctions without the necessity of posting a bond to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity. Unless otherwise expressly stated in this Agreement, no right or remedy described or provided in this Agreement is intended to be exclusive or to preclude a Party from pursuing other rights and remedies to the extent available under this Agreement, at law or in equity.

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8.16	No Reliance. No Backstop Party or any of its Affiliates shall have any duties or obligations to the other Backstop Parties in respect of this Agreement, the transactions contemplated hereby, the Definitive Documents or the Restructuring, except those expressly set forth herein. Without limiting the generality of the foregoing, (a) no Backstop Party or any of its Affiliates shall be subject to any fiduciary or other implied duties to the other Backstop Parties, (b) no Backstop Party or any of its Affiliates shall have any duty to take any discretionary action or exercise any discretionary powers on behalf of any other Backstop Party, (c) no Backstop Party or any of its Affiliates shall have any duty to the other Backstop Parties to obtain, through the exercise of diligence or otherwise, to investigate, confirm, or disclose to the other Backstop Parties any information relating to the Company or any of its Affiliates that may have been communicated to or obtained by such Backstop Party or any of its Affiliates in any capacity, (d) no Backstop Party may rely, and each Backstop Party confirms that it has not relied, on any due diligence investigation that any other Backstop Party or any Person acting on behalf of such other Backstop Party may have conducted with respect to the Company or any of its Affiliates or any of their respective securities, and (e) each Backstop Party acknowledges that no other Backstop Party is acting as a placement agent, initial purchaser, underwriter, broker or finder with respect to its Backstop Obligation.

8.17	Publicity. Except as required by Law, at all times prior to the Effective Date or the earlier termination of this Agreement in accordance with its terms, the Company and the Backstop Parties shall consult with each other prior to issuing any press releases (and provide each other a reasonable opportunity to review and comment upon such release) or otherwise making public announcements with respect to the transactions contemplated by this Agreement. No Party may identify or use the name of any Backstop Party in connection with any press release or other public announcement related to this Agreement without the prior written consent of such Backstop Party.

8.18	Settlement Discussions. This Agreement and the transactions contemplated herein are part of a proposed settlement of a dispute between the Parties. Nothing herein shall be deemed an admission of any kind. Pursuant to section 408 of the U.S. Federal Rules of Evidence and any applicable state rules of evidence, this Agreement and all negotiations relating thereto shall not be admissible into evidence in any Legal Proceeding (other than a legal proceeding to approve or enforce the terms of this Agreement).

41

8.19	No Recourse. Notwithstanding anything that may be expressed or implied in this Agreement, and notwithstanding the fact that certain of the Parties may be partnerships or limited liability companies, each Party covenants, agrees and acknowledges that no recourse under this Agreement or any documents or instruments delivered in connection with this Agreement shall be had against any Affiliates of any Party other than the parties to this Agreement and each of their respective successors and permitted assignees under this Agreement, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any applicable Law, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any of the Affiliates of any Party, as such, for any obligation or liability of any Party or any documents or instruments delivered in connection herewith for any claim based on, in respect of or by reason of such obligations or liabilities or their creation; provided, however, that nothing in this Section 8.19 shall relieve or otherwise limit the liability of any Party or any of their respective successors or permitted assigns for any breach or violation of its obligations under this Agreement or such other documents or instruments. For the avoidance of doubt, none of the parties hereto will have any recourse, be entitled to commence any proceeding or make any claim under this Agreement or in connection with the transactions contemplated hereby except against any of the parties hereto or their respective successors and permitted assigns, as applicable.

8.20	Release. Subject to the occurrence of the Payment Date, the Company Parties (the “Releasing Parties”), jointly and severally, shall conclusively, absolutely, irrevocably and forever release and discharge (the “Company Release”) each Backstop Party and its Affiliates, equity holders, members, partners, general partners, managers, directors and officers and its and their respective representatives, attorneys, and controlling Persons, in each case in their capacities as such (the “Released Parties”), from any and all causes of action, including any derivative claims asserted on behalf of any Company Party, whether known or unknown, foreseen or unforeseen, matured or unmatured, liquidated, unliquidated or contingent, existing or hereafter arising, in law, equity, Contract, tort, or otherwise, that any Company Party, or any of its successors or assigns, would have been legally entitled to assert (whether individually or collectively) against or with respect to any Released Party, and hereby agrees and covenants not to assert or prosecute, or assist or otherwise aid any other Person in the assertion or prosecution, against any or all of the Released Parties, based on or relating to, or in any manner arising from, in whole or in part, any Company Party, any Company Party’s capital structure, any investments by any Released Party in any Company Party, any transaction or agreement between any Released Party and any Company Party, the management of any Company Party, the assertion or enforcement of rights and remedies against any Company Party, the Company Parties’ refinancing efforts, intercompany transactions between or among the Company Parties, the Restructuring, the Rights Offering, the RSA, the Definitive Documents or any other Contract, instrument, release, or other agreement or document created or entered into in connection with the Restructuring. Notwithstanding anything to the contrary in the foregoing, the Company Release shall not apply to any Defaulting Backstop Party and shall not otherwise release any Released Party for liability arising from any breach of this Agreement or for any actions taken after the date hereof.

8.21	Other Interpretive Matters. Unless otherwise expressly provided herein, for purposes of this Agreement, the following rules of interpretation shall apply: (a) when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and, if the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day; (b) any reference in this Agreement to “$” or “dollars” shall mean U.S. dollars; (c) all exhibits and schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein and any capitalized terms used in any such exhibit or schedule but not otherwise defined therein shall be defined as set forth in this Agreement; (d) words imparting the singular number only shall include the plural and vice versa; (e) words such as “herein,” “hereinafter,” “hereof,” and “hereunder” refer to this Agreement as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires; (f) the word “including” or any variation thereof means “including, without limitation” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it; (g) the division of this Agreement into Sections and other subdivisions are for convenience of reference only and shall not affect or be utilized in construing or interpreting this Agreement; and (h) all references in this Agreement to any “Section” are to the corresponding Section of this Agreement unless otherwise specified. The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

[Signature pages follow]

42

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered by their respective duly authorized officers, solely in their respective capacity as officers of the undersigned and not in any other capacity, as of the date first set forth above.

GULFPORT ENERGY CORPORATION

By:
Name:
Title:

[Signature page to Backstop Commitment Agreement]

43

[BAckstop party]

By:
Name:
Title:

[Signature page to Backstop Commitment Agreement]

44

SCHEDULE 1

COMPANY PARTIES

Gulfport Energy Corporation, a Delaware corporation

Gator Marine, Inc., a Delaware corporation

Gator Marine Ivanhoe, Inc., a Delaware corporation

Grizzly Holdings, Inc., a Delaware corporation

Gulfport Appalachia, LLC, a Delaware limited liability company

Gulfport Midcon, LLC, a Delaware limited liability company

Gulfport Midstream Holdings, LLC, a Delaware limited liability company

Jaguar Resources LLC, a Delaware limited liability company

Mule Sky LLC, a Delaware limited liability company

Puma Resources, Inc., a Delaware limited liability company

Westhawk Minerals LLC, a Delaware limited liability company

45

SCHEDULE 2

Backstop Parties

[REDACTED]

46

SCHEDULE 3

[REDACTED]

47

SCHEDULE 4

Transportation Contracts

[REDACTED]

48

EXHIBIT A

Form of Notice of Assignment

Gulfport Energy Corporation

14313 N. May Avenue, Suite 100

Oklahoma City, Oklahoma 73134
Attn.: Patrick Craine¶

E-mail address: pcraine@gulfportenergy.com

with copies to:

Kirkland & Ellis LLP
601 Lexington Avenue
New York, New York 10022
Attention: Steven N. Serajeddini, P.C.
E-mail address: steven.serajeddini@kirkland.com

and

Kirkland & Ellis LLP
300 North LaSalle Street
Chicago, IL 60654
Attention: Marc Kieselstein, P.C. and Christopher S. Koenig
E-mail address: marc.kieselstein@kirkland.com and

chris.koenig@kirkland.com

[_______]

[Address]

Attn.: [___]

Email address: [_____]

Re:  Transfer Notice Under Backstop Agreement

Reference is hereby made to that certain Backstop Commitment Agreement, dated as of November 13, 2020 (as amended, supplemented or otherwise modified from time to time, the “Backstop Commitment Agreement”), by and among the Company and the Backstop Parties. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Backstop Commitment Agreement.

The purpose of this notice (“Notice”) is to advise you, pursuant to Section 8.2 of the Backstop Commitment Agreement, of the proposed transfer by [●] (the “Transferor”) to [●] (the “Transferee”) of (as applicable):

(i)	[[●]% of the Subscription Rights of the Transferor, which represents the rights to subscribe for [●] shares of New Convertible Preferred Stock;] [and]

(ii)	[the Backstop Commitment representing [●]% of the aggregate Backstop Commitments as of the date hereof, which represents $[●] of the Transferor’s Backstop Commitment.]

[If applicable: The Transferee represents to the Company and the Transferor that it is a Backstop Party under the Backstop Commitment Agreement.]

By signing this Notice below, Transferee represents to the Company and the Transferor that it will execute and deliver a joinder to the Backstop Agreement.

This Notice shall serve as a transfer notice in accordance with the terms of the Backstop Commitment Agreement. Please acknowledge receipt of this Notice delivered in accordance with Section 8.2 by returning a countersigned copy of this Notice to counsel to the Backstop Parties via the contact information set forth above.

49

EXHIBIT B

Form of Joinder Agreement

JOINDER AGREEMENT

This Joinder Agreement (the “Joinder Agreement”) to the Backstop Commitment Agreement dated as of November 13, 2020 (as amended, supplemented or otherwise modified from time to time, the “Backstop Commitment Agreement”), among the Company and the Backstop Parties is executed and delivered by the undersigned (the “Joining Party”) as of _____________________, 2020 (the “Joinder Date”). Each capitalized term used herein but not otherwise defined shall have the meaning set forth in the Backstop Commitment Agreement.

Agreement to be Bound. The Joining Party hereby agrees to be bound by all of the terms of the Backstop Commitment Agreement, a copy of which is attached to this Joinder Agreement as Annex 1 (as the same has been or may be hereafter amended, restated or otherwise modified from time to time in accordance with the provisions hereof). The Joining Party shall hereafter be deemed to be a “Backstop Party” for all purposes under the Backstop Commitment Agreement.

Representations and Warranties. The Joining Party hereby severally and not jointly makes the representations and warranties of the Backstop Parties as set forth in Section 4 of the Backstop Commitment Agreement to the Company as of the date hereof.

Governing Law. This Joinder Agreement shall be governed by and construed in accordance with the Laws of the State of New York, but without giving effect to applicable principals of conflicts of law to the extent that the application of the Law of another jurisdiction would be required thereby.

[Signature pages to follow]

50

IN WITNESS WHEREOF, the Joining Party has caused this Joinder to be executed as of the date first written above.

[Joining party]

By:
Name:
Title:

[Signature Page to Joinder Agreement to Backstop Commitment Agreement]

51

EXHIBIT E

DIP Credit Agreement

Exhibit E to Restructuring Support Agreement

Execution Version

SENIOR SECURED SUPER-PRIORITY

DEBTOR-IN-POSSESSION CREDIT AGREEMENT

Dated as of November __, 2020
among

GULFPORT ENERGY CORPORATION,
as Borrower,

THE BANK OF NOVA SCOTIA,
as Administrative Agent

and

The Lenders Party Hereto

THE BANK OF NOVA SCOTIA

as Lead Arranger and Bookrunner

i

ARTICLE VI. REPRESENTATIONS AND WARRANTIES		62

6.01.	Existence, Qualification and Power	62
6.02.	Authorization; No Contravention	62
6.03.	Governmental Authorization; Other Consents	63
6.04.	Binding Effect	63
6.05.	Financial Statements; No Material Adverse Effect	63
6.06.	Litigation	63
6.07.	No Default	64
6.08.	Ownership of Property; Liens	64
6.09.	Environmental Compliance	64
6.10.	Insurance	64
6.11.	Taxes	64
6.12.	ERISA Compliance	64
6.13.	Subsidiaries	65
6.14.	Margin Regulations; Investment Company Act	65
6.15.	Disclosure	65
6.16.	Compliance with Laws	65
6.17.	Intellectual Property; Licenses, Etc.	66
6.18.	Rights in Collateral; Priority of Liens	66
6.19.	Concerning the Collateral	66
6.20.	Swap Contracts	66
6.21.	Engineering Reports	66
6.22.	Gas Balancing Agreements and Advance Payment Contracts	67
6.23.	Warranties and Collateral Documents	67
6.24.	Tax Shelter Regulations	67
6.25.	Anti-Corruption Laws and Sanctions	67
6.26.	Accounts	67
6.27.	Marketing of Production	67
6.28.	Affected Financial Institution	67
6.29.	DIP Order	68

ARTICLE VII. AFFIRMATIVE COVENANTS		68

7.01.	Financial Statements	68
7.02.	Certificates; Other Information	68
7.03.	Notices	70
7.04.	Payment of Obligations	71
7.05.	Preservation of Existence, Etc.	71
7.06.	Maintenance of Properties	72
7.07.	Maintenance of Insurance	72
7.08.	Compliance with Laws	72
7.09.	Books and Records	72
7.10.	Inspection Rights	72
7.11.	Use of Proceeds	73
7.12.	[Reserved]	73
7.13.	Title Data	73
7.14.	[Reserved]	73
7.15.	Collateral	73
7.16.	Further Assurances	73
7.17.	Commodity Exchange Act Keepwell Provisions	73

ii

7.18.	Unrestricted Subsidiaries	74
7.19.	Carve-Out	74
7.20.	Cash Management	74
7.21.	Chapter 11 Milestones	74
7.22.	Marketing Activities	74
7.23.	Swap Contracts	75
7.24.	Restructuring Support Agreement	75

ARTICLE VIII. NEGATIVE COVENANTS		75

8.01.	Liens	75
8.02.	Investments	77
8.03.	Indebtedness	79
8.04.	Fundamental Changes	80
8.05.	Dispositions	80
8.06.	Restricted Payments	81
8.07.	Change of Operator	81
8.08.	Letters of Credit	81
8.09.	Swap Contracts	81
8.10.	Change in Nature of Business	83
8.11.	Transactions with Affiliates	83
8.12.	Burdensome Agreements	83
8.13.	Use of Proceeds	83
8.14.	Gas Balancing Agreements and Advance Payment Contracts	83
8.15.	Accounting Changes	84
8.16.	Cash Management	84
8.17.	Unrestricted Subsidiaries	84
8.18.	Limitation on Modification and Prepayment of Indebtedness	84
8.19.	Key Employee Plans	84
8.20.	Superpriority Claims and Bankruptcy Orders	84
8.21.	Variance Covenant	85
8.22.	Capital Expenditures	85
8.23.	Subsidiaries	85

ARTICLE IX. EVENTS OF DEFAULT AND REMEDIES		85

9.01.	Events of Default	85
9.02.	Remedies Upon Event of Default	88
9.03.	Application of Funds	89

ARTICLE X. ADMINISTRATIVE AGENT		90

10.01.	Appointment and Authorization of Administrative Agent	90
10.02.	Rights as a Lender	90
10.03.	Exculpatory Provisions	90
10.04.	Reliance by Administrative Agent	91
10.05.	Delegation of Duties	92
10.06.	Resignation of Agent	92
10.07.	Non-Reliance on Agent and Other Lenders	93
10.08.	No Other Duties, Etc.	93
10.09.	Administrative Agent May File Proofs of Claim	93

iii

10.10.	Collateral and Guarantor Matters	94
10.11.	Cash Management Agreements and Swap Contracts	96
10.12.	Certain ERISA Matters	96

ARTICLE XI. MISCELLANEOUS		97

11.01.	Amendments, Etc.	97
11.02.	Notices; Effectiveness; Electronic Communications	99
11.03.	No Waiver; Cumulative Remedies; Enforcement	101
11.04.	Expenses; Indemnity; Damage Waiver	101
11.05.	Payments Set Aside	103
11.06.	Successors and Assigns	103
11.07.	Treatment of Certain Information; Confidentiality	107
11.08.	Right of Setoff	107
11.09.	Interest Rate Limitation	108
11.10.	Counterparts; Integration; Effectiveness	108
11.11.	Survival of Representations and Warranties	108
11.12.	Severability	109
11.13.	Legal Representation of Agent	109
11.14.	Replacement of Lenders	109
11.15.	Governing Law; Jurisdiction; Etc.	110
11.16.	Waiver of Right to Trial by Jury	110
11.17.	USA PATRIOT Act Notice	111
11.18.	No Advisory or Fiduciary Responsibility	111
11.19.	Electronic Execution of Assignments	111
11.20.	Concerning Swap Contracts	111
11.21.	Concerning Cash Management Agreements	112
11.22.	Time of the Essence	112
11.23.	Entire Agreement	112
11.24.	Excluded Swap Obligations	112
11.25.	Acknowledgement and Consent to Bail-In of Affected Financial Institutions	112
11.26.	Acknowledgement Regarding Any Supported QFCs	113
11.27.	Cashless Settlement	113

iv

SCHEDULES

1.01	Designated Investment Entities
2.01(a)	Roll-Up
2.01(b)	Commitments and Applicable Percentages
6.13	Subsidiaries and Other Equity Investments
6.20	Existing Swap Contracts
6.26	Accounts
6.27	Marketing of Production
7.21	Chapter 11 Milestones
8.01	Existing Liens
8.02	Investments in Designated Investment Entities
8.03	Existing Indebtedness
11.02	Administrative Agent’s Office, Certain Addresses for Notices

EXHIBITS

Form of
A	Loan Notice
B	Note
C	Compliance Certificate
D	Assignment and Assumption
E	Interim Order
F	[Reserved]
G	[Reserved]
H	[Reserved]
I	[Reserved]
J	[Reserved]
K-1	U.S. Tax Compliance Certificate (For Foreign Lenders That Are Not Partnerships For U.S. Federal Income Tax Purposes)
K-2	U.S. Tax Compliance Certificate (For Foreign Participants That Are Not Partnerships For U.S. Federal Income Tax Purposes)
K-3	U.S. Tax Compliance Certificate (For Foreign Lenders That Are Partnerships For U.S. Federal Income Tax Purposes)
K-4	U.S. Tax Compliance Certificate (For Foreign Participants That Are Partnerships For U.S. Federal Income Tax Purposes)

v

THIS SENIOR SECURED SUPER-PRIORITY DEBTOR-IN-POSSESSION CREDIT AGREEMENT (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, this “Agreement”) is entered into as of November __, 2020, among GULFPORT ENERGY CORPORATION, a Delaware corporation (“Borrower”), as debtor and debtor-in-possession, each Lender from time to time party hereto and THE BANK OF NOVA SCOTIA, as Administrative Agent, L/C Issuer and sole lead arranger and sole bookrunner.

R E C I T A L S

A. WHEREAS, the Borrower, the Administrative Agent and certain lenders have previously entered into that certain Amended and Restated Credit Agreement, dated as of December 27, 2013 (as amended, restated, amended and restated, supplemented or otherwise modified prior to the Petition Date, the “Prepetition Credit Agreement”);

B. WHEREAS, on November 12, 2020 (the “Petition Date”), the Loan Parties and certain of their respective Subsidiaries (in such capacity, each a “Debtor” and collectively, the “Debtors”) filed voluntary petitions for relief under Chapter 11 (collectively, the “Chapter 11 Cases”) of Title 11 of the United States Code (the “Bankruptcy Code”) with the United States Bankruptcy Court for the Southern District of Texas, Houston Division (the “Bankruptcy Court”). The Debtors are continuing in the possession of their assets and continuing to operate their businesses and managing their properties as debtors and debtors-in-possession under Sections 1107(a) and 1108 of the Bankruptcy Code;

C. WHEREAS, the Borrower has requested that the Lenders provide a senior secured super-priority debtor-in-possession revolving credit facility in an aggregate principal amount of up to $262,500,000 (the “DIP Facility”) in commitments and loans from the Lenders, which shall consist of (1) $105,000,000 (the “New Money Facility”) which the Borrower shall be permitted to draw subject to the terms and conditions set forth herein and (2) subject to the entry of the Final Order only, $157,500,000 to roll up a portion of the existing outstanding obligations under the Prepetition Credit Agreement (the “Roll-Up Facility”), in each case to be afforded the liens and priority set forth in the DIP Order and as set forth in the other Loan Documents and to be used during the Chapter 11 Cases for the purposes set forth in Section 8.13, and which DIP Facility shall be available for borrowings and other extensions of credit as of the Interim Facility Effective Date, subject in all respects to the terms set out herein and in the other Loan Documents; and

D. WHEREAS, by execution and delivery of this Agreement and the other Loan Documents, the Guarantors, as applicable, agree to guarantee the Obligations and the Borrower and each Guarantor agrees to secure all of the Obligations by granting to the Administrative Agent for the benefit of the Secured Parties, a lien and security interest in respect of, and on, substantially all of such Loan Party’s respective assets, in each case, on and subject to the terms and priorities set forth in the DIP Order and the other Loan Documents.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, the parties hereto agree as follows:

ARTICLE I. DEFINITIONS AND ACCOUNTING TERMS

1.01. Defined Terms. As used in this Agreement, the following terms shall have the meanings set forth below:

“Acceptable Hedge Transactions” means, (a) with respect to Swap Contracts entered into for calendar year 2021, Swap Contracts covering identical volumes of natural gas and identical months with strike prices at the prevailing strip price quoted on the New York Mercantile Exchange (“NYMEX Strip”) and (b) with respect to Swap Contracts entered into for calendar year 2022 and 2023, (i) Swap Contracts covering identical volumes of natural gas and identical months with strike prices at NYMEX Strip, (ii) deferred premium purchased puts for volumes of natural gas with a strike price not less than 10% below NYMEX Strip or (iii) collars covering identical volumes of natural gas and identical months with strike prices establishing a floor no lower than the lesser of (x) the most recent price deck established by the Agent in accordance with its customary lending criteria with respect to natural gas for the applicable month and (y) a price not less than 10% below NYMEX Strip.

CREDIT AGREEMENT – Page 1

“Adequate Protection Liens” means the “First Lien Adequate Protection Liens” as defined in the DIP Order.

“Administrative Agent” or “Agent” means Scotiabank in its capacity as administrative agent under any of the Loan Documents, or any successor administrative agent.

“Administrative Agent’s Office” means Agent’s address and, as appropriate, account as set forth on Schedule 11.02, or such other address or account as Agent may from time to time notify Borrower and Lenders.

“Administrative Questionnaire” means an Administrative Questionnaire in a form supplied by Agent.

“Advance Payment Contract” means any contract whereby any Loan Party either receives or becomes entitled to receive (either directly or indirectly) any payment (an “Advance Payment”) to be applied toward payment of the purchase price of hydrocarbons produced or to be produced from Mineral Interests owned by any Loan Party and which Advance Payment is paid or to be paid in advance of actual delivery of such production to or for the account of the purchaser regardless of such production; provided that inclusion of the standard “take or pay” provision in any gas sales or purchase contract or any other similar contract shall not, in and of itself, constitute such contract as an Advance Payment Contract for the purposes hereof.

“Affected Financial Institution” means (a) any EEA Financial Institution or (b) any UK Financial Institution.

“Affiliate” means, with respect to any Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified.

“Aggregate Commitments” means the Commitments of all Lenders.

“Agreement” has the meaning specified in the introductory paragraph hereto.

“Anti-Corruption Laws” means all state or federal laws, rules, and regulations applicable to Borrower or any of its Affiliates from time to time concerning or relating to bribery or corruption, including the FCPA.

“Applicable Percentage” means with respect to any Lender at any time, the percentage (carried out to the ninth decimal place) of the Aggregate Commitments represented by such Lender’s Commitment at such time. If the Commitment of each Lender to make Loans and the obligation of the L/C Issuer to make L/C Credit Extensions have been terminated pursuant to Section 9.02 or otherwise or if the Aggregate Commitments have expired, then the Applicable Percentage of each Lender shall be determined based on the Applicable Percentage of such Lender most recently in effect, giving effect to any subsequent assignments. The initial Applicable Percentage of each Lender is set forth opposite the name of such Lender on Schedule 2.01(b) or in the Assignment and Assumption pursuant to which such Lender becomes a party hereto, as applicable.

CREDIT AGREEMENT – Page 2

“Applicable Rate” means, from time to time, with respect to any Loan that is (a) a Eurodollar Rate Loan, 4.50% per annum and (b) a Base Rate Loan, 3.50% per annum.

“Applicable Usury Laws” has the meaning set forth in Section 11.09 hereof.

“Approved Fund” means any Fund that is administered or managed by (a) a Lender, (b) an Affiliate of a Lender or (c) an entity or an Affiliate of an entity that administers or manages a Lender.

“Approved Plan of Reorganization” has the meaning set forth on Schedule 7.21 hereto.

“Arranger” means Scotiabank, in its capacity as lead arranger and bookrunner.

“Assignee Group” means two or more Eligible Assignees that are Affiliates of one another or two or more Approved Funds managed by the same investment advisor.

“Assignment and Assumption” means an assignment and assumption entered into by a Lender and an Eligible Assignee (with the consent of any party whose consent is required by Section 11.06(b)), and accepted by Agent, in substantially the form of Exhibit D or any other form approved by Agent.

“Attributable Indebtedness” means, on any date, (a) in respect of any capital lease of any Person, the capitalized amount thereof that would appear on a balance sheet of such Person prepared as of such date in accordance with GAAP, and (b) in respect of any Synthetic Lease Obligation, the capitalized amount of the remaining lease payments under the relevant lease that would appear on a balance sheet of such Person prepared as of such date in accordance with GAAP if such lease were accounted for as a capital lease.

“Audited Financial Statements” means the audited consolidated balance sheet of Borrower and its Subsidiaries for the fiscal year ended December 31, 2019, and the related consolidated statements of income or operations, shareholders’ equity and cash flows for such fiscal year of Borrower and its Subsidiaries, including the notes thereto.

“Available Funds” means, as of any date of determination, the amount by which the Effective Commitments on such date exceed the Total New Money Outstandings of all Lenders on such date.

“Availability Period” means the period from the Interim Facility Effective Date to but excluding the earliest of (a) the Termination Date, (b) the date of termination of the Aggregate Commitments pursuant to Section 2.05, and (c) the date of termination of the commitment of each Lender to make Loans and of the obligation of the L/C Issuer to make L/C Credit Extensions pursuant to Section 9.02.

“Avoidance Actions” has the meaning specified in the DIP Order.

“Bail-In Action” means the exercise of any Write-Down and Conversion Powers by the applicable Resolution Authority in respect of any liability of an Affected Financial Institution.

CREDIT AGREEMENT – Page 3

“Bail-In Legislation” means (a) with respect to any EEA Member Country implementing Article 55 of Directive 2014/59/EU of the European Parliament and of the Council of the European Union, the implementing law, regulation rule or requirement for such EEA Member Country from time to time which is described in the EU Bail-In Legislation Schedule and (b) with respect to the United Kingdom, Part I of the United Kingdom Banking Act 2009 (as amended from time to time) and any other law, regulation or rule applicable in the United Kingdom relating to the resolution of unsound or failing banks, investment firms or other financial institutions or their affiliates (other than through liquidation, administration or other insolvency proceedings).

“Bankruptcy Code” has the meaning specified in the recitals hereto.

“Bankruptcy Court” has the meaning specified in the recitals hereto.

“Base Rate” means for any day a fluctuating rate per annum equal to the highest of (a) the Federal Funds Rate plus 1/2 of 1%, (b) the rate of interest in effect for such day as publicly announced from time to time by Agent as its “prime rate,” and (c) the Eurodollar Rate for an Interest Period of one month plus 1.00%. The “prime rate” is a rate set by Agent based upon various factors including Agent’s costs and desired return, general economic conditions and other factors, and is used as a reference point for pricing some loans, which may be priced at, above, or below such announced rate. Any change in the Federal Funds Rate, the prime rate or the Eurodollar Rate for a period of one month shall be effective on the effective date of such change.

“Base Rate Loan” means a Loan that bears interest based on the Base Rate.

“Benchmark Replacement” means the sum of: (a) the alternate benchmark rate that has been selected by Agent and Borrower giving due consideration to (i) any selection or recommendation of a replacement rate or the mechanism for determining such a rate by the Relevant Governmental Body or (ii) any evolving or then-prevailing market convention for determining a rate of interest as a replacement to the Eurodollar Rate for U.S. dollar-denominated syndicated credit facilities and (b) the Benchmark Replacement Adjustment; provided that, if the Benchmark Replacement as so determined would be less than one percent (1.0%) per annum, the Benchmark Replacement will be deemed to be one percent (1.0%) per annum for the purposes of this Agreement.

“Benchmark Replacement Adjustment” means, with respect to any replacement of the Eurodollar Rate with an Unadjusted Benchmark Replacement for each applicable Interest Period, the spread adjustment, or method for calculating or determining such spread adjustment (which may be a positive or negative value or zero) that has been selected by Agent and Borrower giving due consideration to (i) any selection or recommendation of a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of the Eurodollar Rate with the applicable Unadjusted Benchmark Replacement by the Relevant Governmental Body or (ii) any evolving or then-prevailing market convention for determining a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of the Eurodollar Rate with the applicable Unadjusted Benchmark Replacement for U.S. dollar-denominated syndicated credit facilities at such time.

“Benchmark Replacement Conforming Changes” means, with respect to any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of “Base Rate,” the definition of “Interest Period,” timing and frequency of determining rates and making payments of interest and other administrative matters) that Agent reasonably decides may be appropriate to reflect the adoption and implementation of such Benchmark Replacement and to permit the administration thereof by Agent in a manner substantially consistent with market practice (or, if the Administrative Agent decides that adoption of any portion of such market practice is not administratively feasible or if Agent determines that no market practice for the administration of the Benchmark Replacement exists, in such other manner of administration as Agent reasonably decides is necessary in connection with the administration of this Agreement).

CREDIT AGREEMENT – Page 4

“Benchmark Replacement Date” means the earlier to occur of the following events with respect to the Eurodollar Rate: (1) in the case of clause (1) or (2) of the definition of “Benchmark Transition Event,” the later of (a) the date of the public statement or publication of information referenced therein and (b) the date on which the administrator of the Eurodollar Rate permanently or indefinitely ceases to provide the Eurodollar Rate; or (2) in the case of clause (3) of the definition of “Benchmark Transition Event,” the date of the public statement or publication of information referenced therein.

“Benchmark Transition Event” means the occurrence of one or more of the following events with respect to the Eurodollar Rate: (1) a public statement or publication of information by or on behalf of the administrator of the Eurodollar Rate announcing that such administrator has ceased or will cease to provide the Eurodollar Rate, permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the Eurodollar Rate; (2) a public statement or publication of information by the regulatory supervisor for the administrator of the Eurodollar Rate, the U.S. Federal Reserve System, an insolvency official with jurisdiction over the administrator for the Eurodollar Rate, a resolution authority with jurisdiction over the administrator for the Eurodollar Rate or a court or an entity with similar insolvency or resolution authority over the administrator for the Eurodollar Rate, which states that the administrator of the Eurodollar Rate has ceased or will cease to provide the Eurodollar Rate permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the Eurodollar Rate; or (3) a public statement or publication of information by the regulatory supervisor for the administrator of the Eurodollar Rate announcing that the Eurodollar Rate is no longer representative.

“Benchmark Transition Start Date” means (a) in the case of a Benchmark Transition Event, the earlier of (i) the applicable Benchmark Replacement Date and (ii) if such Benchmark Transition Event is a public statement or publication of information of a prospective event, the 90th day prior to the expected date of such event as of such public statement or publication of information (or if the expected date of such prospective event is fewer than 90 days after such statement or publication, the date of such statement or publication) and (b) in the case of an Early Opt-in Election, the date specified by Agent or the Required Lenders, as applicable, and agreed to by Borrower by notice to Agent (in the case of such notice by the Required Lenders) and the Lenders.

“Benchmark Unavailability Period” means, if a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to the Eurodollar Rate and solely to the extent that the Eurodollar Rate has not been replaced with a Benchmark Replacement, the period (x) beginning at the time that such Benchmark Replacement Date has occurred if, at such time, no Benchmark Replacement has replaced the Eurodollar Rate for all purposes hereunder in accordance with Section 3.07 and (y) ending at the time that a Benchmark Replacement has replaced the Eurodollar Rate for all purposes hereunder pursuant to Section 3.07.

“Beneficial Ownership Certification” means a certification regarding beneficial ownership as required by the Beneficial Ownership Regulation.

“Beneficial Ownership Regulation” means 31 C.F.R. § 1010.230.

“Benefit Plan” means any of (a) an “employee benefit plan” (as defined in ERISA) that is subject to Title I of ERISA, (b) a “plan” as defined in and subject to Section 4975 of the Code or (c) any Person whose assets include (for purposes of ERISA Section 3(42) or otherwise for purposes of Title I of ERISA or Section 4975 of the Code) the assets of any such “employee benefit plan” or “plan”.

“Benefiting Guarantor” means a Guarantor for which funds or other support are necessary for such Guarantor to constitute an Eligible Contract Participant.

CREDIT AGREEMENT – Page 5

“BHC Act Affiliate” of a party means an “affiliate” (as such term is defined under, and interpreted in accordance with, 12 U.S.C. § 1841(k)) of such party.

“Borrower” has the meaning specified in the introductory paragraph hereto.

“Borrower Account” has the meaning specified in Section 2.11(a)(ii).

“Borrower Materials” has the meaning specified in Section 7.02.

“Borrowing” means a borrowing consisting of simultaneous Loans of the same Type and, in the case of Eurodollar Rate Loans, having the same Interest Period made by each of the Lenders pursuant to Section 2.01.

“Budget” has the meaning assigned to the term “Approved Budget” in the DIP Order.

“Business Day” means any day other than a Saturday, Sunday or other day on which commercial banks are authorized to close under the Laws of, or are in fact closed in, the state where Administrative Agent’s Office is located and, if such day relates to any Eurodollar Rate Loan, means any such day on which dealings in Dollar deposits are conducted by and between banks in the London interbank eurodollar market.

“Carve-Out” has the meaning assigned to such term in the DIP Order.

“Carve-Out Accounts” means the “Pre-Carve Out Trigger Notice Reserve” and “Post-Carve Out Trigger Notice Reserve,” as such terms are defined in the DIP Order.

“Cash Collateralize” means, in respect of any obligation, the provision, and pledge (as a security interest with the priority set forth in the DIP Order) of, cash collateral in Dollars, at a location and pursuant to documentation in form and substance satisfactory to the Administrative Agent and the L/C Issuer. “Cash Collateral” shall have a corresponding meaning.

“Cash Management Agreement” means any agreement to provide cash management services, including treasury, depositing, overdraft, credit or debit card, electronic funds transfer and other cash management arrangements.

“Cash Management Obligations” means all obligations, indebtedness, and liabilities of Borrower and any Restricted Subsidiary arising under any Secured Cash Management Agreement, whether direct or indirect (including those acquired by assumption), absolute or contingent, due or to become due, now existing or hereafter arising and including interest, fees and other amounts that accrue after the commencement by or against Borrower or any Restricted Subsidiary of any proceeding under any Debtor Relief Law naming the Borrower or such Restricted Subsidiary as the debtor in such proceeding, regardless of whether such interest, fees or other amounts are allowed claims in such proceeding.

“Cash Management Order” means one or more orders of the Bankruptcy Court, including any interim and/or final orders, entered in the Chapter 11 Cases, together with all extensions, modifications and amendments thereto, in form and substance reasonably satisfactory to the Administrative Agent, which, among other matters, authorizes the Debtors to maintain their existing cash management system in compliance with this Agreement and the DIP Orders.

“Cash Management Party” means any Person that is a Lender or an Affiliate of a Lender and is a party to a Cash Management Agreement with Borrower or any Restricted Subsidiary.

CREDIT AGREEMENT – Page 6

“Change in Law” means the occurrence, after the date of this Agreement, of any of the following: (a) the adoption or taking effect of any Law, (b) any change in any Law or in the administration, interpretation, implementation or application thereof by any Governmental Authority or (c) the making or issuance of any request, rule, guideline or directive (whether or not having the force of law) by any Governmental Authority; provided that notwithstanding anything herein to the contrary, (x) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines or directives thereunder or issued in connection therewith and (y) all requests, rules, guidelines or directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities, in each case pursuant to Basel III, shall in each case be deemed to be a “Change in Law”, regardless of the date enacted, adopted or issued.

“Change of Control” means (i) with respect to any Loan Party other than Borrower, an event or series of events by which Borrower ceases to Control such Loan Party, and (ii) with respect to Borrower, any event or series of events by which:

(a) any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, but excluding any employee benefit plan of such person or its subsidiaries, and any person or entity acting in its capacity as trustee, agent or other fiduciary or administrator of any such plan) other than one or more Permitted Holders becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Securities Exchange Act of 1934, except that a person or group shall be deemed to have “beneficial ownership” of all securities that such person or group has the right to acquire (such right, an “option right”), whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of 40% or more of the voting power of the Equity Interests of such Person entitled to vote for members of the board of directors or equivalent governing body of such Person on a fully-diluted basis (and taking into account all such securities that such person or group has the right to acquire pursuant to any option right); or

(b) any Person or two or more Persons (other than Permitted Holders) acting in concert shall have acquired by contract or otherwise, or shall have entered into a contract or arrangement that, upon consummation thereof, will result in its or their acquisition of the power to exercise, directly or indirectly, a controlling influence over the management or policies of such Person, or control over the equity securities of such Person entitled to vote for members of the board of directors or equivalent governing body of such Person on a fully-diluted basis (and taking into account all such securities that such Person(s) or group has the right to acquire pursuant to any option right) representing 40% or more of the combined voting power of such securities.

“Chapter 11 Cases” has the meaning specified in the recitals hereto.

“Chapter 11 Milestones” has the meaning set forth on Schedule 7.21 hereto.

“Code” means the Internal Revenue Code of 1986, as amended from time to time, and any successor statute.

“Collateral” means all property of any kind which is subject to a Lien in favor of Administrative Agent on behalf of the Secured Parties to secure the Obligations or which under the terms of any Loan Document is purported to be subject to such Lien, which includes, for the avoidance of doubt, all existing (whether pre- or post-petition) and after-acquired, tangible and intangible, personal and real property and assets of each of the Loan Parties and any proceeds thereof (including, subject to entry of the Final Order, proceeds of any Avoidance Action); provided that the Avoidance Actions themselves shall not be Collateral; provided further that the Collateral shall not include any lease or other real property right of any Loan Party solely to the extent such lease or other real property right is not an Oil and Gas Property and the granting of any liens thereto or thereon would constitute (a) an abandonment, invalidation, or unenforceability of any material right of ownership or title of any Loan Party, or (b) a material breach or termination pursuant to the terms of, or a material default under, any such lease or document governing any other real property right pursuant to any provision thereof, unless in the case of each of the forgoing clauses (a) and (b), the applicable provision is rendered ineffective by applicable non-bankruptcy law or the Bankruptcy Code.

CREDIT AGREEMENT – Page 7

“Collateral Documents” means, collectively, each collateral agreement, the DIP Order, all Mortgages, pledge agreements, collateral assignments and other collateral documents covering the Mineral Interests of each Loan Party, the Equity Interests of each Restricted Subsidiary owned by a Loan Party, other personal property, equipment, oil and gas inventory or Collateral of the Loan Parties or proceeds of any of the foregoing in connection with, or as security for, the payment or performance of the Obligations, this Agreement or reimbursement obligations under any Letters of Credit, as such agreements may be amended, modified, supplemented or restated from time to time.

“Commitment” means, as to each Lender at any time, its commitment to (a) make New Money Loans to Borrower pursuant to Section 2.01(b), and (b) purchase participations in L/C Obligations, in an aggregate principal amount equal to such Lender’s Applicable Percentage, as such commitment may be (i) reduced or terminated from time to time pursuant to Section 2.05, (ii) modified from time to time pursuant to assignments by or to such Lender pursuant to Section 11.05(b) or otherwise, and (iii) terminated in accordance with Section 9.02 or otherwise in accordance with the terms of this Agreement.

“Commodity Exchange Act” means the Commodity Exchange Act (7 U.S.C. § 1 et seq.), as amended from time to time, and any successor statute.

“Compliance Certificate” means a certificate substantially in the form of Exhibit C.

“Construction Collateral” has the meaning assigned to such term in that certain Fourth Amendment to Amended and Restated Credit Agreement and Limited Consent and Waiver, dated as of May 29, 2015, by and among the Borrower, the Administrative Agent, and the lenders party thereto (“Prepetition Fourth Amendment”).

“Construction Loan” has the meaning assigned to such term in the Prepetition Fourth Amendment.

“Contractual Obligation” means, as to any Person, any provision of any security issued by such Person or of any agreement, instrument or other undertaking to which such Person is a party or by which it or any of its property is bound.

“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise. “Controlling” and “Controlled” have meanings correlative thereto.

“Covered Entity” means any of the following: (i) a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b); (ii) a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or (iii) a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).

“Covered Party” has the meaning specified in Section 11.26.

“Credit Extension” means each of the following: (a) a Borrowing and (b) an L/C Credit Extension.

CREDIT AGREEMENT – Page 8

“Debtor” has the meaning specified in the recitals hereto.

“Debtor Relief Laws” means the Bankruptcy Code, and all other liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization, or similar debtor relief Laws of the United States or other applicable jurisdictions from time to time in effect and affecting the rights of creditors generally.

“Default” means any event or condition that constitutes an Event of Default or that, with the giving of any notice, the passage of time, or both, would be an Event of Default.

“Default Rate” means (a) when used with respect to Obligations other than L/C Fees an interest rate equal to (i) the Base Rate plus (ii) the Applicable Rate applicable to Base Rate Loans plus (iii) 2% per annum; provided, however, that with respect to a Eurodollar Rate Loan, the Default Rate shall be an interest rate equal to the interest rate (including any Applicable Rate) otherwise applicable to such Loan plus 2% per annum, but in each case in no event in excess of the Maximum Rate, and (b) when used with respect to L/C Fees, a rate equal to the Applicable Rate applicable to Eurodollar Rate Loans plus 2% per annum.

“Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.

“Defaulting Lender” means, subject to Section 2.15(b), any Lender that (a) has failed to (i) fund all or any portion of its Loans within two Business Days of the date such Loans were required to be funded hereunder unless such Lender notifies the Administrative Agent and the Borrower in writing that such failure is the result of such Lender’s determination that one or more conditions precedent to funding (each of which conditions precedent, together with any applicable default, shall be specifically identified in such writing) has not been satisfied, or (ii) pay to the Administrative Agent, the L/C Issuer or any other Lender any other amount required to be paid by it hereunder (including in respect of its participation in Letters of Credit) within two Business Days of the date when due, (b) has notified the Borrower, the Administrative Agent or the L/C Issuer in writing that it does not intend to comply with its funding obligations hereunder, or has made a public statement to that effect (unless such writing or public statement relates to such Lender’s obligation to fund a Loan hereunder and states that such position is based on such Lender’s determination that a condition precedent to funding (which condition precedent, together with any applicable default, shall be specifically identified in such writing or public statement) cannot be satisfied), (c) has failed, within three Business Days after written request by the Administrative Agent or the Borrower, to confirm in writing to the Administrative Agent and the Borrower that it will comply with its prospective funding obligations hereunder (provided that such Lender shall cease to be a Defaulting Lender pursuant to this clause (c) upon receipt of such written confirmation by the Administrative Agent and the Borrower), or (d) has, or has a direct or indirect parent company that has, (i) become the subject of a proceeding under any Debtor Relief Law, (ii) had appointed for it a receiver, custodian, conservator, trustee, administrator, assignee for the benefit of creditors or similar Person charged with reorganization or liquidation of its business or assets, including the Federal Deposit Insurance Corporation or any other state or federal regulatory authority acting in such a capacity, or (iii) become the subject of a Bail-In Action; provided that a Lender shall not be a Defaulting Lender solely by virtue of the ownership or acquisition of any equity interest in that Lender or any direct or indirect parent company thereof by a Governmental Authority so long as such ownership interest does not result in or provide such Lender with immunity from the jurisdiction of courts within the United States or from the enforcement of judgments or writs of attachment on its assets or permit such Lender (or such Governmental Authority) to reject, repudiate, disavow or disaffirm any contracts or agreements made with such Lender. Any determination by the Administrative Agent that a Lender is a Defaulting Lender under clauses (a) through (d) above shall be conclusive and binding absent manifest error, and such Lender shall be deemed to be a Defaulting Lender (subject to Section 2.15(b)) upon delivery of written notice of such determination to the Borrower, the L/C Issuer and each Lender.

CREDIT AGREEMENT – Page 9

“Designated Investment Entities” means the Persons listed on Schedule 1.01, as updated from time to time by Borrower by written notice to Agent, which Persons are primarily engaged in any business or activity relating to or arising from exploration for or acquisition, exploitation, development, production, treatment, processing, storage, transportation, gathering, marketing or other handling of oil, natural gas, other hydrocarbons, sand, minerals and all constituents, elements or compounds thereof, and other products commonly created, recovered or produced in association therewith or refined or processed therefrom, Mineral Interests and related intellectual property, or any activity necessary, appropriate or incidental to any of the foregoing, including oilfield services, administrative services and other services used or useful in connection with any of the foregoing; provided that (i) no Restricted Subsidiary shall be a Designated Investment Entity and (ii) any Designated Investment Entity that shall at any time meet the definition of “Restricted Subsidiary” shall thereafter cease to be a Designated Investment Entity.

“DIP Facility” has the meaning specified in the recitals hereto.

“DIP Liens” has the meaning specified in the DIP Order

“DIP Order” means the Interim Order, the Final Order and the Hedging Order, as applicable.

“DIP Superpriority Claim” has the meaning specified in the DIP Order.

“Disclosure Statement” has the meaning set forth on Schedule 7.21 hereto.

“Disposition” or “Dispose” means the sale, transfer, license, lease or other disposition (including any sale and leaseback transaction, farmout, conveyance, casualty or condemnation thereof) of any property by any Person, including any sale, assignment, transfer or other disposal, with or without recourse, of any notes or accounts receivable or any rights and claims associated therewith.

“Dollar” and “$” mean lawful money of the United States.

“Domestic Restricted Subsidiary” means a Domestic Subsidiary that is a Restricted Subsidiary.

“Domestic Subsidiary” means any Subsidiary that is organized under the laws of any political subdivision of the United States.

“Early Opt-in Election” means the occurrence of: (a) (i) a determination by Agent or (ii) a notification by the Required Lenders to Agent (with a copy to Borrower) that the Required Lenders and Borrower have determined that U.S. dollar-denominated syndicated credit facilities being executed at such time, or that include language similar to that contained in Section 3.07, are being executed or amended, as applicable, to incorporate or adopt a new benchmark interest rate to replace the Eurodollar Rate, and (b) (i) the election by Agent and Borrower or (ii) the election by the Required Lenders and Borrower to declare that an Early Opt-in Election has occurred and the provision, as applicable, by Agent of written notice of such election to the Lenders or by the Required Lenders of written notice of such election to Agent.

“EEA Financial Institution” means (a) any credit institution or investment firm established in any EEA Member Country which is subject to the supervision of an EEA Resolution Authority, (b) any entity established in an EEA Member Country which is a parent of an institution described in clause (a) of this definition, or (c) any financial institution established in an EEA Member Country which is a subsidiary of an institution described in clauses (a) or (b) of this definition and is subject to consolidated supervision with its parent.

CREDIT AGREEMENT – Page 10

“EEA Member Country” means any of the member states of the European Union, Iceland, Liechtenstein, and Norway.

“EEA Resolution Authority” means any public administrative authority or any person entrusted with public administrative authority of any EEA Member Country (including any delegee) having responsibility for the resolution of any EEA Financial Institution.

“Effective Commitment” means (a) during the Interim Period, the Interim Facility Cap and (b) during the Final Period, the Aggregate Commitments.

“Eligible Assignee” means any Person that meets the requirements to be an assignee under Section 11.06(b)(iii), (v) and (vi) (subject to such consents, if any, as may be required under Section 11.06(b)(iii)); provided that notwithstanding the foregoing, “Eligible Assignee” shall not include Borrower or any of Borrower’s Affiliates or Subsidiaries.

“Eligible Contract Participant” means an “eligible contract participant” as defined in the Commodity Exchange Act and the regulations thereunder.

“Environmental Laws” means any and all Federal, state, local, and foreign statutes, Laws, regulations, ordinances, rules, judgments, orders, decrees, permits, concessions, grants, franchises, licenses, agreements or governmental restrictions relating to pollution and the protection of the environment or the release of any materials into the environment, including those related to hazardous substances or wastes, air emissions and discharges to waste or public systems.

“Environmental Liability” means any liability, contingent or otherwise (including any liability for damages, costs of environmental remediation, fines, penalties or indemnities), of Borrower, any other Loan Party or any of their respective Subsidiaries resulting from (a) violation of any Environmental Law, (b) the generation, use, handling, transportation, storage, treatment or disposal of any Hazardous Materials, (c) exposure to any Hazardous Materials, (d) the release or threatened release of any Hazardous Materials into the environment or (e) any contract, agreement or other consensual arrangement pursuant to which liability is assumed or imposed with respect to any of the foregoing.

“Equity Interests” means, with respect to any Person, all of the shares of capital stock of (or other ownership or profit interests in) such Person, all of the warrants, options or other rights for the purchase or acquisition from such Person of shares of capital stock of (or other ownership or profit interests in) such Person, all of the securities convertible into or exchangeable for shares of capital stock of (or other ownership or profit interests in) such Person or warrants, rights or options for the purchase or acquisition from such Person of such shares (or such other interests), and all of the other ownership or profit interests in such Person (including partnership, member or trust interests therein), whether voting or nonvoting, and whether or not such shares, warrants, options, rights or other interests are outstanding on any date of determination.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“ERISA Affiliate” means any trade or business (whether or not incorporated) under common control with Borrower within the meaning of Section 414(b) or (c) of the Code (and Sections 414(m) and (o) of the Code for purposes of provisions relating to Section 412 of the Code).

CREDIT AGREEMENT – Page 11

“ERISA Event” means (a) a Reportable Event with respect to a Pension Plan; (b) a withdrawal by Borrower or any ERISA Affiliate from a Pension Plan subject to Section 4063 of ERISA during a plan year in which it was a substantial employer (as defined in Section 4001(a)(2) of ERISA) or a cessation of operations that is treated as such a withdrawal under Section 4062(e) of ERISA; (c) a complete or partial withdrawal by Borrower or any ERISA Affiliate from a Multiemployer Plan or notification that a Multiemployer Plan is in reorganization; (d) the filing of a notice of intent to terminate, the treatment of a Plan amendment as a termination under Sections 4041 or 4041A of ERISA, or the commencement of proceedings by the PBGC to terminate a Pension Plan or Multiemployer Plan; (e) an event or condition which might constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Pension Plan or Multiemployer Plan; or (f) the imposition of any liability under Title IV of ERISA, other than for PBGC premiums due but not delinquent under Section 4007 of ERISA, upon Borrower or any ERISA Affiliate.

“EU Bail-In Legislation Schedule” means the EU Bail-In Legislation Schedule published by the Loan Market Association (or any successor Person), as in effect from time to time.

“Eurodollar Base Rate” has the meaning specified in the definition of Eurodollar Rate.

“Eurodollar Rate” means for any Interest Period with respect to a Eurodollar Rate Loan, a rate per annum determined by Agent pursuant to the following formula:

Eurodollar Rate =	Eurodollar Base Rate
1.00 – Eurodollar Reserve Percentage

, provided that if the “Eurodollar Rate” shall be less than one (1.0%) percent per annum, such rate shall be deemed to be one percent (1.0%) per annum for purposes of this Agreement;

Where,

“Eurodollar Base Rate” means, for such Interest Period (rounded upwards, as necessary, to the nearest 1/100 of 1%):

(a) the rate per annum equal to the rate determined by Agent to be the London interbank offered rate as administered by ICE Benchmark Administration (or any other Person that takes over the administration of such rate) that appears on pages LIBOR01 or LIBOR02 of the Reuters screen that displays such rate (or any successor thereto) for deposits in Dollars (for delivery on the first day of such Interest Period) with a term equivalent to such Interest Period, determined as of approximately 11:00 a.m. (London time) two Business Days prior to the first day of such Interest Period, or

(b) if the rate referenced in the preceding clause (a) does not appear on such page or service or such page or service shall not be available, the rate per annum equal to the rate determined by Agent to be the offered rate on such other page or other service that displays an average London interbank offered rate as administered by ICE Benchmark Administration (or any other Person that takes over the administration of such rate) for deposits in Dollars (for delivery on the first day of such Interest Period) with a term equivalent to such Interest Period, determined as of approximately 11:00 a.m. (London time) two Business Days prior to the first day of such Interest Period, or

(c) if the rates referenced in the preceding clauses (a) and (b) are not available, Agent shall determine such rate as the average of quotations for three (3) major New York money center banks of whom the Agent shall inquire as the “London Interbank Offered Rate” for deposits in U.S. Dollars at approximately 4:00 p.m. (London time) two Business Days prior to the first day of such Interest Period.

CREDIT AGREEMENT – Page 12

“Eurodollar Reserve Percentage” means, for any day during any Interest Period, the reserve percentage (expressed as a decimal, carried out to five decimal places) in effect on such day, whether or not applicable to any Lender, under regulations issued from time to time by the Board of Governors of the Federal Reserve System of the United States for determining the maximum reserve requirement (including any emergency, supplemental or other marginal reserve requirement) with respect to Eurocurrency funding (currently referred to as “Eurocurrency liabilities”). The Eurodollar Rate for each outstanding Eurodollar Rate Loan shall be adjusted automatically as of the effective date of any change in the Eurodollar Reserve Percentage.

“Eurodollar Rate Loan” means a Loan that bears interest at a rate based on the Eurodollar Rate.

“Event of Default” has the meaning specified in Section 9.01.

“Excluded Swap Obligation” means, with respect to any Loan Party individually determined on a Loan Party by Loan Party basis, any Swap Obligation, if and to the extent that, all or a portion of the joint and several liability or the guaranty of such Loan Party for, or the grant by such Loan Party of a security interest or other Lien to secure, such Swap Obligation (or any guarantee thereof) is or becomes illegal under the Commodity Exchange Act or any rule, regulation or order of the U.S. Commodity Futures Trading Commission (or the application or official interpretation of any thereof) by virtue of such Loan Party’s failure for any reason to constitute an Eligible Contract Participant at the time such guarantee or the grant of such security interest or other Lien becomes effective with respect to, or any other time such Loan Party is by virtue of such guarantee or grant of such security interest or other Lien otherwise deemed to enter into, such Swap Obligation. If a Swap Obligation arises under a Master Agreement governing more than one swap, such exclusion shall apply only to the portion of such Swap Obligation that is attributable to swaps for which such guarantee, security interest or other Lien is or becomes illegal.

“Excluded Taxes” means any of the following Taxes imposed on or with respect to a Recipient or required to be withheld or deducted from a payment to a Recipient, (a) Taxes imposed on or measured by its overall net income (however denominated), franchise Taxes, and branch profits Taxes, in each case, (i) imposed as a result of such Recipient being organized under the laws of, or having its principal office or, in the case of any Lender, its applicable lending office located in, the jurisdiction imposing such Tax (or any political subdivision thereof) or (ii) that are Other Connection Taxes, (b) in the case of a Lender, U.S. federal withholding Taxes imposed on amounts payable to or for the account of such Lender with respect to an applicable interest in a Loan or Commitment pursuant to a law in effect on the date on which (i) such Lender acquires such interest in the Loan or Commitment (other than pursuant to an assignment request by the Borrower under Section 11.14) or (ii) such Lender changes its lending office, except in each case to the extent that, pursuant to Section 3.01, amounts with respect to such Taxes were payable either to such Lender’s assignor immediately before such Lender became a party hereto or to such Lender immediately before it changed its lending office, (c) Taxes attributable to such Recipient’s failure to comply with Section 3.01(g) and (d) any U.S. federal withholding Taxes imposed under FATCA.

“FATCA” means Sections 1471 through 1474 of the Code, as of the date of this Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), any current or future regulations or official interpretations thereof and any agreements entered into pursuant to Section 1471(b)(1) of the Code.

“FCPA” means the Foreign Corrupt Practices Act of 1977, as amended.

CREDIT AGREEMENT – Page 13

“Federal Funds Rate” means, for any day, the rate per annum equal to the weighted average of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers on such day, as published by the Federal Reserve Bank of New York on the Business Day next succeeding such day; provided that (a) if such day is not a Business Day, the Federal Funds Rate for such day shall be such rate on such transactions on the next preceding Business Day as so published on the next succeeding Business Day, and (b) if no such rate is so published on such next succeeding Business Day, the Federal Funds Rate for such day shall be the average rate (rounded upward, if necessary, to a whole multiple of 1/100 of 1%) charged to Agent on such day on such transactions as determined by Agent, provided that if the “Federal Funds Rate” shall be less than zero, such rate shall be deemed to be zero for purposes of this Agreement.

“Fee Letter” means the letter agreement dated November __, 2020, between Borrower and Agent or any subsequent letter agreement between Borrower and Agent that by its terms replaces such letter agreement.

“Filing” has the meaning specified in Section 6.03.

“Final Facility Effective Date” has the meaning specified in Section 5.03.

“Final Order” means the order or judgment of the Bankruptcy Court in substantially the form of the Interim Order with such changes as are acceptable to the Administrative Agent in its sole discretion.

“Final Period” means the period commencing on the Final Facility Effective Date and ending on the Termination Date.

“Financial Advisor” means Opportune LLP and any of its Affiliates.

“Foreign Lender” means any Lender that is organized under the Laws of a jurisdiction other than that in which the Borrower is resident for tax purposes (including such a Lender acting in the capacity of the L/C Issuer). For purposes of this definition, the United States, each State thereof and the District of Columbia shall be deemed to constitute a single jurisdiction.

“Foreign Subsidiary” means any Subsidiary that is not a Domestic Subsidiary.

“FRB” means the Board of Governors of the Federal Reserve System of the United States.

“Fronting Exposure” means, at any time there is a Defaulting Lender, with respect to the L/C Issuer, such Defaulting Lender’s Applicable Percentage of the outstanding L/C Obligations with respect to Letters of Credit issued by the L/C Issuer other than L/C Obligations as to which such Defaulting Lender’s participation obligation has been reallocated to other Lenders or Cash Collateralized in accordance with the terms hereof.

“Fund” means any Person (other than a natural person) that is (or will be) engaged in making, purchasing, holding or otherwise investing in commercial loans and similar extensions of credit in the ordinary course of its activities.

“GAAP” means generally accepted accounting principles in the United States set forth in the opinions and pronouncements of the Accounting Principles Board and the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or such other principles as may be approved by a significant segment of the accounting profession in the United States, that are applicable to the circumstances as of the date of determination, consistently applied.

CREDIT AGREEMENT – Page 14

“Gas Balancing Agreement” means any agreement or arrangement whereby any Loan Party, or any other party having an interest in any hydrocarbons to be produced from Mineral Interests in which any Loan Party owns an interest, has a right to take more than its proportionate share of production therefrom.

“Governmental Authority” means the government of the United States or any other nation, or of any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, commission, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government (including any supra-national bodies such as the European Union or the European Central Bank).

“Guarantee” means, as to any Person, any obligation, contingent or otherwise, of such Person guaranteeing or having the economic effect of guaranteeing any Indebtedness or other obligation payable or performable by another Person (the “primary obligor”) in any manner, whether directly or indirectly, and including any obligation of such Person, direct or indirect, (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation, (ii) to purchase or lease property, securities or services for the purpose of assuring the obligee in respect of such Indebtedness or other obligation of the payment or performance of such Indebtedness or other obligation, (iii) to maintain working capital, equity capital or any other financial statement condition or liquidity or level of income or cash flow of the primary obligor so as to enable the primary obligor to pay such Indebtedness or other obligation, or (iv) entered into for the purpose of assuring in any other manner the obligee in respect of such Indebtedness or other obligation of the payment or performance thereof or to protect such obligee against loss in respect thereof (in whole or in part). The amount of any Guarantee shall be deemed to be an amount equal to the stated or determinable amount of the related primary obligation, or portion thereof, in respect of which such Guarantee is made or, if not stated or determinable, the maximum reasonably anticipated liability in respect thereof as determined by the guaranteeing Person in good faith. The term “Guarantee” as a verb has a corresponding meaning.

“Guarantor” means, collectively, each Domestic Restricted Subsidiary of Borrower, and any other Person that guarantees the payment and performance of the Obligations.

“Guaranty” means, collectively, (a) the Guaranty executed and delivered by the Guarantors in favor of the Administrative Agent for the benefit of the Secured Parties on the date hereof (or pursuant to any joinder thereto as provided therein) and (b) each other guaranty that supports or purports to support the Obligations, including any joinder thereto, in each case in form and substance satisfactory to Agent.

“Hazardous Materials” means all explosive or radioactive substances or wastes and all hazardous or toxic substances, wastes or other pollutants, including petroleum or petroleum distillates, asbestos or asbestos-containing materials, polychlorinated biphenyls, radon gas, infectious or medical wastes and all other substances or wastes, the release or presence of which requires reporting, permitting, remediation or investigation pursuant to any Environmental Law.

“Hedging Motion” means a motion, in form and substance satisfactory to the Administrative Agent, authorizing the Loan Parties to continue prepetition Swap Contracts and enter into postpetition Swap Contracts, among other relief, which may be heard at the “first day” hearing in the Chapter 11 Cases.

“Hedging Order” means the order, in form and substance satisfactory to the Administrative Agent, granting the Hedging Motion.

“Hydrocarbon Interests” means all rights, titles, interests and estates now or hereafter acquired in and to oil and gas leases, oil, gas and mineral leases (excluding coal and timber), or other liquid or gaseous hydrocarbon leases, mineral fee interests, overriding royalty and royalty interests, net profit interests and production payment interests, including any reserved or residual interests of whatever nature. Unless otherwise indicated herein, each reference to the term “Hydrocarbon Interests” shall mean Hydrocarbon Interests of the Borrower and the other Subsidiaries.

CREDIT AGREEMENT – Page 15

“Hydrocarbons” means oil, gas, casinghead gas, drip gasoline, natural gasoline, condensate, distillate, liquid hydrocarbons, gaseous hydrocarbons and all products refined or separated therefrom. Unless otherwise indicated herein, each reference to the term “Hydrocarbons” shall mean Hydrocarbons of the Borrower and the other Subsidiaries.

“Indebtedness” means, as to any Person at a particular time, without duplication, all of the following, whether or not included as indebtedness or liabilities in accordance with GAAP:

(a) all obligations of such Person for borrowed money and all obligations of such Person evidenced by bonds, debentures, notes, loan agreements or other similar instruments;

(b) all direct or contingent obligations of such Person arising under letters of credit (including standby and commercial), bankers’ acceptances, bank guaranties, surety bonds and similar instruments;

(c) net obligations of such Person under any Swap Contract;

(d) all obligations of such Person to pay the deferred purchase price of property or services (other than trade accounts payable in the ordinary course of business);

(e) indebtedness (excluding prepaid interest thereon) secured by a Lien on property owned or being purchased by such Person (including indebtedness arising under conditional sales or other title retention agreements), whether or not such indebtedness shall have been assumed by such Person or is limited in recourse;

(f) capital leases and Synthetic Lease Obligations;

(g) all obligations of such Person to purchase, redeem, retire, defease or otherwise make any payment in respect of any Equity Interest in such Person or any other Person, valued, in the case of a redeemable preferred interest, at the greater of its voluntary or involuntary liquidation preference plus accrued and unpaid dividends; and

(h) all Guarantees of such Person in respect of any of the foregoing.

The amount of any unassumed Indebtedness under clause (e) above shall be deemed to be the lesser of the amount of such Indebtedness and the fair market value of the property of such Person securing such Indebtedness. For all purposes hereof, the Indebtedness of any Person shall include the Indebtedness of any partnership or other entity where owners of Equity Interests thereof have liability for the obligations of such entity in which such Person is a general partner or owner of Equity Interests, unless (1) such Indebtedness is expressly made non-recourse to such Person, or (2) such Indebtedness is owed by such Person to the owners of the Equity Interests thereof. The amount of any net obligation under any Swap Contract on any date shall be deemed to be the Swap Termination Value thereof as of such date. The amount of any capital lease or Synthetic Lease Obligation as of any date shall be deemed to be the amount of Attributable Indebtedness in respect thereof as of such date. Notwithstanding the foregoing, it is understood and agreed that Indebtedness shall not include (x) obligations under agreements providing for earnouts, the adjustment of the purchase price, working capital or similar adjustments in connection with any Investment, acquisition or Disposition and indemnity obligations under such agreements, (y) obligations which are identified as liabilities on a Person’s balance sheet in accordance with GAAP in connection with a noncompete, consulting or other similar arrangement or (z) obligations to make Investments. For avoidance of doubt, Indebtedness does not include Wexford ULC Obligations.

CREDIT AGREEMENT – Page 16

“Indemnified Taxes” means (a) Taxes, other than Excluded Taxes, imposed on or with respect to any payment made by or on account of any obligation of any Loan Party under any Loan Document and (b) to the extent not otherwise described in (a), Other Taxes.

“Indemnitee” has the meaning specified in Section 11.04(b).

“Information” has the meaning specified in Section 11.07.

“Initial Budget” has the meaning specified in Section 5.01(k).

“Interest Payment Date” means, (a) as to any Loan other than a Base Rate Loan, the last day of each Interest Period applicable to such Loan and the Termination Date and (b) as to any Base Rate Loan, the last Business Day of each calendar month and the Termination Date.

“Interest Period” means, as to each Eurodollar Rate Loan, the period commencing on the date such Eurodollar Rate Loan is disbursed or converted to or continued as a Eurodollar Rate Loan and ending on the date one month thereafter; provided that:

(i) any Interest Period that would otherwise end on a day that is not a Business Day shall be extended to the next succeeding Business Day unless such Business Day falls in another calendar month, in which case such Interest Period shall end on the next preceding Business Day;

(ii) any Interest Period that begins on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the calendar month at the end of such Interest Period) shall end on the last Business Day of the calendar month at the end of such Interest Period; and

(iii) no Interest Period shall extend beyond the Maturity Date.

“Interim Facility Cap” means, as of any date of determination, $90,000,000; provided that, if as of any such date of determination the Aggregate Commitments are less than $90,000,000, the “Interim Facility Cap” in effect on such date shall equal the amount of the Aggregate Commitments in effect on such date.

“Interim Facility Effective Date” has the meaning specified in Section 5.01.

“Interim Order” means the order or judgment of the Bankruptcy Court as entered on the docket of the Bankruptcy Court in the Chapter 11 Cases in the form of Exhibit E and otherwise acceptable to the Administrative Agent and the Majority Lenders, approving, inter alia, this Agreement and the other Loan Documents and subject to the terms thereof (a) authorizing the incurrence by the Borrower of interim secured indebtedness in accordance with this Agreement, (b) providing for the lifting of the automatic stay (to the extent applicable) arising under Section 362 of the Bankruptcy Code to enable the Administrative Agent or any Lender to effectuate, among other things, their respective rights and remedies under Section 9.02 and the Loan Documents, and (c) approving the payment by the Borrower of the fees and other amounts contemplated by this Agreement.

“Interim Period” means the period commencing on the Interim Facility Effective Date and ending on (but excluding) the earlier to occur of (a) the Final Facility Effective Date and (b) the Termination Date.

CREDIT AGREEMENT – Page 17

“Investment” means, as to any Person (a) the purchase or other acquisition of Equity Interests of another Person, (b) a loan, advance or capital contribution to, Guarantee or assumption of Indebtedness of, or purchase or other acquisition of any other debt or equity participation or interest in, another Person, including any partnership interest and any arrangement pursuant to which the investor Guarantees Indebtedness of such other Person, or (c) the purchase or other acquisition (in one transaction or a series of transactions) of assets of another Person that constitute a business unit. For purposes of covenant compliance, the amount of any Investment shall be the amount actually invested, without adjustment for subsequent increases or decreases in the value of such Investment.

“IRS” means the United States Internal Revenue Service.

“ISP” means, with respect to any Letter of Credit, the “International Standby Practices 1998” published by the Institute of International Banking Law & Practice (or such later version thereof as may be in effect at the time of issuance).

“Issuer Documents” means with respect to any Letter of Credit, the L/C Application, and any other document, agreement and instrument entered into by the L/C Issuer and Borrower (or any Restricted Subsidiary) or in favor of the L/C Issuer and relating to any such Letter of Credit.

“Laws” means, collectively, all international, foreign, Federal, state and local statutes, treaties, rules, guidelines, regulations, ordinances, codes and administrative or judicial precedents or authorities, including the interpretation or administration thereof by any Governmental Authority charged with the enforcement, interpretation or administration thereof, and all applicable administrative orders, directed duties, requests, licenses, authorizations and permits of, and agreements with, any Governmental Authority, in each case whether or not having the force of law.

“L/C Advance” means, with respect to each Lender, such Lender’s funding of its participation in any L/C Borrowing in accordance with its Applicable Percentage.

“L/C Application” means an application and agreement for the issuance or amendment of a Letter of Credit in the form from time to time in use by the L/C Issuer.

“L/C Borrowing” means an extension of credit resulting from a drawing under any Letter of Credit which has not been reimbursed on the date when made or refinanced as a Borrowing.

“LC Collection Account” means each deposit account with the Administrative Agent, in the name of the Administrative Agent and for the benefit of the Secured Parties, in form and substance satisfactory to the Administrative Agent and the L/C Issuer.

“L/C Credit Extension” means, with respect to any Letter of Credit, the issuance thereof or extension of the expiry date thereof, or the increase of the amount thereof.

“L/C Expiration Date” means the day that is seven days prior to the Maturity Date then in effect (or, if such day is not a Business Day, the next preceding Business Day).

“L/C Fee” has the meaning specified in Section 2.03(i).

“L/C Issuer” means Scotiabank in its capacity as issuer of Letters of Credit hereunder, or any successor issuer of Letters of Credit hereunder.

CREDIT AGREEMENT – Page 18

“L/C Obligations” means, as at any date of determination, the aggregate amount available to be drawn under all outstanding Letters of Credit plus the aggregate of all Unreimbursed Amounts, including all L/C Borrowings. For purposes of computing the amount available to be drawn under any Letter of Credit, the amount of such Letter of Credit shall be determined in accordance with Section 1.06. For all purposes of this Agreement, if on any date of determination a Letter of Credit has expired by its terms but any amount may still be drawn thereunder by reason of the operation of Rule 3.14 of the ISP, such Letter of Credit shall be deemed to be “outstanding” in the amount so remaining available to be drawn.

“Lenders” means, collectively, the New Money Lenders and the Roll-Up Lenders.

“Lender Swap Contract” means any Swap Contract between Borrower or any Restricted Subsidiary and any Swap Lender, including any such Swap Contracts existing prior to the Petition Date. “Lender Swap Contract” shall not include any transactions or confirmations with a counterparty entered into after such counterparty ceases to be a Lender or an Affiliate of a Lender.

“Lending Office” means, as to any Lender, the office or offices of such Lender described as such in such Lender’s Administrative Questionnaire, or such other office or offices as a Lender may from time to time notify Borrower and Agent.

“Letter of Credit” means any standby letter of credit issued hereunder.

“Lien” means any mortgage, pledge, hypothecation, assignment, deposit arrangement, encumbrance, lien (statutory or other), charge, or preference, priority or other security interest or preferential arrangement in the nature of a security interest of any kind or nature whatsoever (including any conditional sale or other title retention agreement, any easement, right of way or other encumbrance on title to real property, and any financing lease having substantially the same economic effect as any of the foregoing).

“Loans” means, collectively, the New Money Loans and Roll-Up Loans made by the Lenders pursuant to this Agreement.

“Loan Documents” means this Agreement, the DIP Orders, each Note, each Issuer Document, the Fee Letter, each Collateral Document, each Guaranty and all other agreements, instruments, consents and certificates heretofore or hereafter executed and delivered by any Loan Party or any of their respective Affiliates in connection with this Agreement, but excluding any Lender Swap Contract and any Secured Cash Management Agreement.

“Loan Notice” means a notice of (a) a Borrowing, (b) a conversion of Loans from one Type to the other, or (c) a continuation of Eurodollar Rate Loans, pursuant to Section 2.02(a), which, if in writing, shall be substantially in the form of Exhibit A.

“Loan Parties” means, collectively, Borrower and each Guarantor.

“Majority Lenders” means, as of any date of determination, New Money Lenders having more than 50% of the Aggregate Commitments or, if the Commitment of each New Money Lender to make New Money Loans and the obligation of the L/C Issuer to make L/C Credit Extensions have been terminated pursuant to Section 9.02, New Money Lenders holding in the aggregate more than 50% of the Total New Money Outstandings (with the aggregate amount of each New Money Lender’s risk participation and funded participation in L/C Obligations being deemed “held” by such New Money Lender for purposes of this definition); provided that the Commitment of, and the portion of the Total New Money Outstandings held or deemed held by, any Defaulting Lender shall be excluded for purposes of making a determination of Majority Lenders.

CREDIT AGREEMENT – Page 19

“Majority Roll-Up Lenders” means, as of any date of determination, Roll-Up Lenders having more than 50% of the aggregate outstanding Roll-Up Loan Amounts.

“Material Adverse Effect” means (a) a material adverse change in, or a material adverse effect upon, the operations, business, properties, condition (financial or otherwise) of Borrower or Borrower and its Restricted Subsidiaries taken as a whole, other than any change, event or occurrence, arising individually or in the aggregate, from events that could reasonably be expected to result from the filing or commencement of the Chapter 11 Cases or the announcement of the filing or commencement of the Chapter 11 Cases; (b) a material impairment of the ability of any Loan Party to perform its obligations under any Loan Document to which it is a party (including, without limitation, payment and performance of the Obligations); (c) a material adverse effect upon the legality, validity, binding effect or enforceability against any Loan Party of any Loan Document to which it is a party or the Obligations; or (d) a material adverse change in, or a material adverse effect upon, the rights and remedies of, or benefits available to, the Administrative Agent, the L/C Issuer or any Lender under any Loan Document.

“Material Gas Imbalance” means, with respect to all Gas Balancing Agreements to which any Loan Party is a party or by which any Mineral Interest owned by any Loan Party is bound, a net gas imbalance to Borrower or any other Loan Party, individually or taken as a whole in excess of $1,000,000. Gas imbalances will be determined based on written agreements, if any, specifying the method of calculation thereof, or, alternatively, if no such agreements are in existence, gas imbalances will be calculated by multiplying (x) the volume of gas imbalance as of the date of calculation (expressed in thousand cubic feet) by (y) the heating value in BTU’s per thousand cubic feet, times the Henry Hub average daily spot price for the month immediately preceding the date of calculation, adjusted for location differential and transportation costs based on the location where the Mineral Interests giving rise to the imbalances are located.

“Maturity Date” means August 30, 2021.

“Maximum Amount” and “Maximum Rate” have the meanings specified in Section 11.09.

“Mineral Interests” means (a) all present and future interests and estates existing under any oil and gas leases including without limitation working interests, royalties, overriding royalties, production payments and net profits interests, (b) all present and future rights in mineral fee interests and rights therein, including without limitation, any reversionary or carried interests relating thereto, (c) all rights, titles and interests created by or arising under the terms of all present and future unitization, communitization, and pooling arrangements (and all properties covered and units created thereby) whether arising by contract or operation of Law which now or hereafter include all or any part of the foregoing, and (d) all rights, remedies, powers and privileges with respect to all of the foregoing.

“Minimum Collateral Amount” means, at any time, (i) with respect to Cash Collateral consisting of cash or deposit account balances, an amount equal to 100% of the Fronting Exposure of the L/C Issuer with respect to Letters of Credit issued and outstanding at such time and (ii) otherwise, an amount determined by Administrative Agent and the L/C Issuer in their sole discretion.

“Mortgaged Properties” means all present and future Mineral Interests of one or more Loan Parties in all oil and gas properties that are subject to a Lien or security interest in favor of the Administrative Agent (or its designee) on behalf of the Secured Parties pursuant to any Mortgage and/or any other Loan Document.

CREDIT AGREEMENT – Page 20

“Mortgages” means, collectively, the mortgages, deeds of trust, deeds of hypothecation, debentures, pledges, leasehold mortgages, assignments of leases and rents, assignments of proceeds of production, security documents and similar agreements evidencing, creating, perfecting or otherwise establishing the Liens and security interests in favor of the Administrative Agent (or its designee) for the benefit of the Secured Parties delivered pursuant to the Prepetition Credit agreement granting a lien and security interest in Oil and Gas Properties and other Properties of the Loan Parties in favor of the Prepetition Credit Agreement Agent.

“Multiemployer Plan” means any employee benefit plan of the type described in Section 4001(a)(3) of ERISA, to which Borrower or any ERISA Affiliate makes or is obligated to make contributions, or during the preceding five plan years, has made or been obligated to make contributions.

“New Money Facility” has the meaning specified in the recitals hereto.

“New Money Lenders” means the Persons listed on Schedule 2.01(b) and any Person that becomes a party hereto pursuant to an amendment, joinder or Assignment and Assumption (other than any such Person that ceases to be a party hereto pursuant to an Assignment and Assumption) with respect to a New Money Loan or a Commitment and, as the context requires, includes the L/C Issuer and, in each case, includes their respective permitted successors and assigns.

“New Money Loan” shall have the meaning set forth in Section 2.01(b).

“Non-Defaulting Lender” means, at any time, each Lender that is not a Defaulting Lender at such time.

“Note” means a promissory note made by Borrower in favor of a Lender evidencing Loans made by such Lender, substantially in the form of Exhibit B, and all renewals, extensions, modifications and amendments thereto, and substitutions therefor.

“Obligations” means, collectively, (i) all advances to and all debts, obligations, liabilities (including all renewals and extensions thereof, or any part thereof), and all covenants and duties of, any Loan Party arising under any Loan Document or otherwise with respect to any Loan or Letter of Credit, including all obligations of any Loan Party described in Section 11.04 hereof, (ii) all outstanding Prepetition Hedge Obligations and net obligations under any Lender Swap Contract (which net obligations shall be deemed to be the Swap Termination Value as of the date the Obligations are being determined), provided that notwithstanding anything to the contrary herein or in any other Loan Document, “Obligations” shall not include, with respect to any Loan Party, any Excluded Swap Obligations of such Loan Party, and (iii) all Cash Management Obligations, in any case described in the foregoing clauses (i), (ii) and (iii), whether direct or indirect (including those acquired by assumption), absolute or contingent, due or to become due, now existing or hereafter arising and including interest and fees that accrue after the commencement by or against any Loan Party of any proceeding under any Debtor Relief Laws naming such Person as the debtor in such proceeding, regardless of whether such interest and fees are allowed claims in such proceeding.

“OFAC” means the U.S. Department of the Treasury’s Office of Foreign Assets Control.

CREDIT AGREEMENT – Page 21

“Oil and Gas Properties” means (a) Hydrocarbon Interests; (b) the properties now or hereafter pooled or unitized with Hydrocarbon Interests; (c) all presently existing or future unitization, pooling agreements and declarations of pooled units and the units created thereby (including without limitation all units created under orders, regulations and rules of any Governmental Authority) which may affect all or any portion of the Hydrocarbon Interests; (d) all operating agreements, contracts and other agreements, including production sharing contracts and agreements, which relate to any of the Hydrocarbon Interests or the production, sale, purchase, exchange or processing of Hydrocarbons from or attributable to such Hydrocarbon Interests; (e) all Hydrocarbons in and under and which may be produced and saved or attributable to the Hydrocarbon Interests, including all oil in tanks, and all rents, issues, profits, proceeds, products, revenues and other incomes from or attributable to the Hydrocarbon Interests; (f) all tenements, hereditaments, appurtenances and properties in any manner appertaining, belonging, affixed or incidental to the Hydrocarbon Interests and (g) all properties, rights, titles, interests and estates described or referred to above, including any and all property, real or personal, now owned or hereafter acquired and situated upon, used, held for use or useful in connection with the operating, working or development of any of such Hydrocarbon Interests or property (excluding drilling rigs, automotive equipment, rental equipment or other personal property which may be on such premises for the purpose of drilling a well or for other similar temporary uses) and including any and all oil wells, gas wells, injection wells or other wells, fuel separators, liquid extraction plants, plant compressors, pumps, pumping units, field gathering systems, flow lines, water disposal systems, tanks and tank batteries, fixtures, valves, fittings, machinery and parts, engines, boilers, meters, apparatus, equipment, appliances, tools, implements, cables, wires, towers, casing, tubing and rods, surface leases, rights-of-way, easements and servitudes together with all additions, substitutions, replacements, accessions and attachments to any and all of the foregoing. Unless otherwise indicated herein, each reference in this Agreement to the term “Oil and Gas Properties” shall mean Oil and Gas Properties of the Borrower and the other Subsidiaries.

“Organization Documents” means, (a) with respect to any corporation, the certificate or articles of incorporation and the bylaws (or equivalent or comparable constitutive documents with respect to any non-U.S. jurisdiction); (b) with respect to any limited liability company, the certificate or articles of formation or organization and operating agreement; and (c) with respect to any partnership, trust or other form of business entity, the partnership or other applicable agreement of formation or organization and any agreement, instrument, filing or notice with respect thereto filed in connection with its formation or organization with the applicable Governmental Authority in the jurisdiction of its formation or organization and, if applicable, any certificate or articles of formation or organization of such entity.

“Other Connection Taxes” means, with respect to any Recipient, Taxes imposed as a result of a present or former connection between such Recipient and the jurisdiction imposing such Tax (other than connections arising from such Recipient having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to or enforced any Loan Document, or sold or assigned an interest in any Loan or Loan Document).

“Other Taxes” means all present or future stamp, court or documentary, intangible, recording, filing or similar Taxes that arise from any payment made under, from the execution, delivery, performance, enforcement or registration of, from the receipt or perfection of a security interest under, or otherwise with respect to, any Loan Document, except any such Taxes that are Other Connection Taxes imposed with respect to an assignment.

“Outstanding Amount” means (i) with respect to New Money Loans on any date, the aggregate outstanding principal amount thereof after giving effect to any borrowings and prepayments or repayments of New Money Loans, as the case may be, occurring on such date; (ii) with respect to Roll-Up Loans on any date, the aggregate outstanding principal amount thereof after giving effect to any borrowings and prepayments or repayments of Roll-Up Loans, as the case may be, occurring on such date; and (iii) with respect to any L/C Obligations on any date, the amount of such L/C Obligations on such date after giving effect to any L/C Credit Extension occurring on such date and any other changes in the aggregate amount of the L/C Obligations as of such date, including as a result of any reimbursements by Borrower of Unreimbursed Amounts.

CREDIT AGREEMENT – Page 22

“Participant” has the meaning specified in Section 11.06(d).

“PATRIOT Act” has the meaning specified in Section 11.17.

“PBGC” means the Pension Benefit Guaranty Corporation.

“Pension Plan” means any “employee pension benefit plan” (as such term is defined in Section 3(2) of ERISA), other than a Multiemployer Plan, that is subject to Title IV of ERISA and is sponsored or maintained by Borrower or any ERISA Affiliate or to which Borrower or any ERISA Affiliate contributes or has an obligation to contribute, or in the case of a multiple employer or other plan described in Section 4064(a) of ERISA, has made contributions at any time during the immediately preceding five plan years.

“Permitted Holder” means (i) Charles E. Davidson, (ii) the members of the immediate family of Charles E. Davidson, (iii) any trust created for the benefit of the Persons described in clause (i) or (ii) above or any of their estates, or (iv) any Person that is Controlled by any Person described in clauses (i), (ii) or (iii) above or any Related Party of any such Person described in clauses (i), (ii) or (iii).

“Permitted Liens” has the meaning specified in Section 8.01.

“Permitted Variance” has the meaning assigned to such term in the DIP Order.

“Person” means any natural person, corporation, limited liability company, trust, association, company, partnership, Governmental Authority or other entity.

“Petition Date” has the meaning specified in the recitals hereto.

“Plan” means any “employee benefit plan” (as such term is defined in Section 3(3) of ERISA) established by Borrower or, with respect to any such plan that is subject to Section 412 of the Code or Title IV of ERISA, any ERISA Affiliate.

“Platform” has the meaning specified in Section 7.02.

“Prepetition Credit Agreement” has the meaning specified in the recitals hereto.

“Prepetition Credit Agreement Agent” means Scotiabank, in its capacity as administrative agent under the Prepetition Credit Agreement, or any successor administrative agent in such capacity.

“Prepetition Credit Agreement Obligations” means the “Obligations” as defined in the Prepetition Credit Agreement.

“Prepetition Hedge Obligations” means the “Obligations” as defined in the Prepetition Credit Agreement in respect of Prepetition Lender Swap Contracts owed to a Prepetition Hedge Provider which is, or is an Affiliate of, a Lender.

“Prepetition Hedge Provider” means a Prepetition Lender or Affiliate party to a Prepetition Lender Swap Contract.

“Prepetition Lender Swap Contracts” means the Lender Swap Contracts (as defined in the Prepetition Credit Agreement).

“Prepetition Lenders” means each “Lender” as defined in the Prepetition Credit Agreement.

CREDIT AGREEMENT – Page 23

“Prepetition Loan Documents” means the “Loan Documents” as defined in the Prepetition Credit Agreement.

“Prepetition Loan Roll-Up Loan Amount” means a percentage of the Roll-Up Loans allocated to such Roll-Up Lender in respect of its Prepetition Loans and Prepetition Participations, as set forth opposite such Roll-Up Lender’s name on Annex I (as updated by the Administrative Agent on the Final Facility Effective Date in accordance with Section 2.01(a)).

“Prepetition Loans” means the “Loans” as defined in the Prepetition Credit Agreement.

“Prepetition Participations” means the participations held by any “Participant” (as defined in the Prepetition Credit Agreement) in all or a portion of any Prepetition Lender’s rights and/or obligations under the Prepetition Credit Agreement.

“Projected Oil and Gas Production” means the projected production of oil or gas or natural gas liquids (measured by volume unit or BTU equivalent, not sales price) for the term of the contracts or a particular month, as applicable, from properties and interests owned by a Loan Party which are located in or offshore of the United States, as reasonably approved by the Administrative Agent.

“PTE” means a prohibited transaction class exemption issued by the U.S. Department of Labor, as any such exemption may be amended from time to time.

“Public Lender” has the meaning specified in Section 7.02.

“QFC” has the meaning assigned to the term “qualified financial contract” in, and shall be interpreted in accordance with, 12 U.S.C. § 5390(c)(8)(D).

“QFC Credit Support” has the meaning specified in Section 11.26.

“Qualified ECP Guarantor” means, with respect to any Benefiting Guarantor in respect of any Swap Obligation, each Loan Party that, at the time of the guaranty by such Benefiting Guarantor of, or grant by such Benefiting Guarantor of a security interest or other Lien securing, such Swap Obligation is entered into or becomes effective with respect to, or at any other time such Benefiting Guarantor is by virtue of such guaranty or grant of a security interest or other Lien otherwise deemed to enter into, such Swap Obligation, constitutes an Eligible Contract Participant and can cause such Benefiting Guarantor to qualify as an Eligible Contract Participant at such time by entering into a keepwell under Section 1a(18)(A)(v)(II) of the Commodity Exchange Act.

“Recipient” means (a) the Administrative Agent, (b) any Lender and (c) the L/C Issuer, as applicable.

“Redemption” means with respect to any Indebtedness, the repurchase, redemption, prepayment, defeasance, purchase or any other acquisition or retirement for value (or the segregation of funds with respect to any of the foregoing) of such Indebtedness.

“Register” has the meaning specified in Section 11.06(c).

“Registered Public Accounting Firm” has the meaning specified in the Securities Laws and shall be independent of Borrower as prescribed by the Securities Laws.

CREDIT AGREEMENT – Page 24

“Related Parties” means, with respect to any Person, such Person’s Affiliates and the partners, directors, officers, employees, agents and advisors of such Person and of such Person’s Affiliates.

“Release Date” has the meaning specified in Section 10.10(b)(i).

“Relevant Governmental Body” means the Federal Reserve Board and/or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Federal Reserve Board and/or the Federal Reserve Bank of New York or any successor thereto.

“Reportable Event” means any of the events set forth in Section 4043(c) of ERISA, other than events for which the 30 day notice period has been waived.

“Request for Credit Extension” means (a) with respect to a Borrowing, conversion or continuation of Loans, a Loan Notice, and (b) with respect to an L/C Credit Extension, an L/C Application.

“Required Lenders” means, as of any date of determination, New Money Lenders having at least 66-2/3% of the Aggregate Commitments or, if the Commitment of each New Money Lender to make New Money Loans and the obligation of the L/C Issuer to make L/C Credit Extensions have been terminated pursuant to Section 9.02, New Money Lenders holding in the aggregate at least 66-2/3% of the Total New Money Outstandings (with the aggregate amount of each New Money Lender’s risk participation and funded participation in L/C Obligations being deemed “held” by such Lender for purposes of this definition); provided that the Commitment of, and the portion of the Total New Money Outstandings held or deemed held by, any Defaulting Lender shall be excluded for purposes of making a determination of Required Lenders.

“Reserve Report” means a report in form and substance satisfactory to Agent evaluating the oil and gas reserves attributable to the Mineral Interests of the Loan Parties in certain of their oil and gas properties, which shall at a minimum include the Mortgaged Properties, and which shall, among other things, (a) identify the wells covered thereby, (b) specify such engineers’ opinions with respect to the total volume of reserves (the “available reserves”) of hydrocarbons (using the terms or categories “proved developed producing reserves,” “proved developed nonproducing reserves” and “proved undeveloped reserves”) which Borrower has advised such engineers that the Loan Parties have the right to produce for their own account, (c) set forth such engineers’ opinions with respect to the projected future cash proceeds from the available reserves, discounted for present value at a rate acceptable to Agent, for each calendar year or portion thereof after the date of such findings and data, (d) set forth such engineers’ opinions with respect to the projected future rate of production of the available reserves, (e) contain such other information as requested by Agent with respect to the projected rate of production, gross revenues, operating expenses, taxes, capital costs, net revenues and present value of future net revenues attributable to such reserves and production therefrom, and (f) contain a statement of the price and escalation parameters, procedures and assumptions upon which such determinations were based.

“Resolution Authority” means an EEA Resolution Authority or, with respect to any UK Financial Institution, a UK Resolution Authority.

“Responsible Officer” means the chief executive officer, president, chief financial officer, treasurer, assistant treasurer or controller of a Loan Party and, solely for purposes of (a) notices given pursuant to Article II, any other officer of the applicable Loan Party so designated by any of the foregoing officers in a notice to Agent, and (b) delivery of the certificates pursuant to Section 5.01(a)(iii), the secretary or any assistant secretary of a Loan Party. Any document delivered hereunder that is signed by a Responsible Officer of a Loan Party shall be conclusively presumed to have been authorized by all necessary corporate, partnership and/or other action on the part of such Loan Party and such Responsible Officer shall be conclusively presumed to have acted on behalf of such Loan Party.

CREDIT AGREEMENT – Page 25

“Restricted Payment” means any dividend or other distribution or return of capital (whether in cash, securities or other property) with respect to any capital stock or other Equity Interest of Borrower or any Restricted Subsidiary, or any payment (whether in cash, securities or other property), including any sinking fund or similar deposit, on account of the purchase, redemption, retirement, acquisition, cancellation or termination of any such capital stock or other Equity Interest or on account of any return of capital to Borrower’s stockholders, partners or members (or the equivalent Person thereof).

“Restricted Subsidiary” means any Subsidiary of Borrower other than an Unrestricted Subsidiary.

“Restructuring Support Agreement” shall mean that certain Restructuring Support Agreement dated as of November 12, 2020, by and among the Debtors, the Consenting Noteholders (as defined therein) and the Consenting RBL Lenders (as defined therein), in form and substance satisfactory to the Agent.

“Roll-Up Loan Amount” means, with respect a Roll-Up Lender, such Roll-Up Lender’s Prepetition Loan Roll-Up Loan Amount, as set forth opposite such Roll-Up Lender’s name on Annex I (as updated by the Administrative Agent on the Final Facility Effective Date in accordance with Section 2.01(a)).

“Roll-Up Facility” has the meaning specified in the recitals hereto.

“Roll-Up Lenders” means the Persons listed on Schedule 2.01(a) and any Person that becomes a party hereto pursuant to an Assignment and Assumption (other than any such Persons that ceases to be a party hereto pursuant to an Assignment and Assumption) with respect to a Roll-Up Loan and includes their respective permitted successors and assigns.

“Roll-Up Loan” has the meaning specified in Section 2.01(a).

“Sanctioned Country” means, at any time, a country, region or territory which is itself, or whose government is, the subject or target of any Sanctions.

“Sanctioned Person” means, at any time, any Person with whom dealings are restricted or prohibited under Sanctions, which may include from time to time, (a) any Person listed in any Sanctions-related list of designated Persons maintained by the United States (including, without limitation, by OFAC, the U.S. Department of the Treasury, the U.S. Department of State or the U.S. Department of Commerce), the United Nations Security Council, the European Union or any European Union member state, the United Kingdom (including, without limitation, Her Majesty’s Treasury), Switzerland, Australia or any other relevant Governmental Authority, (b) any Person located, operating, organized or resident in, or any Governmental Authority or governmental instrumentality of, a Sanctioned Country or (c) any Person directly or indirectly majority-owned or controlled by, or acting for the benefit or on behalf of, any such Person or Persons described in the foregoing clauses (a) or (b).

“Sanctions” means economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by (a) the U.S. government (including, without limitation, OFAC, the U.S. Department of the Treasury, the U.S. Department of State or the U.S. Department of Commerce), (b) the United Nations Security Council, (c) the European Union or any European Union member state, (d) the United Kingdom (including, without limitation, Her Majesty’s Treasury), (e) Switzerland, (f) Australia or (g) any other relevant Governmental Authority.

“Sarbanes-Oxley” means the Sarbanes-Oxley Act of 2002.

CREDIT AGREEMENT – Page 26

“Scotiabank” means The Bank of Nova Scotia, a financial institution organized under the laws of Canada.

“SEC” means the Securities and Exchange Commission, or any Governmental Authority succeeding to any of its principal functions.

“Secured Cash Management Agreement” means any Cash Management Agreement that is entered into by and between Borrower or any Restricted Subsidiary and any Cash Management Party.

“Secured Parties” means, collectively, Administrative Agent, the Lenders, L/C Issuer, the beneficiaries of each indemnification obligation undertaken by any Loan Party under any Loan Documents, and the permitted successors and assigns of each of the foregoing, the Swap Lenders, the Cash Management Parties and any other Person holding Obligations secured by the Liens granted under any Loan Document, including pursuant to the DIP Order.

“Securities Laws” means the Securities Act of 1933, the Securities Exchange Act of 1934, Sarbanes-Oxley and the applicable accounting and auditing principles, rules, standards and practices promulgated, approved or incorporated by the SEC or the Public Company Accounting Oversight Board, as each of the foregoing may be amended and in effect on any applicable date hereunder.

“Senior Notes” has the meaning assigned to such term in the Prepetition Credit Agreement.

“Subsidiary” of a Person means a corporation, partnership, limited liability company or other business entity of which a majority of the Equity Interests having ordinary voting power for the election of directors or other governing body (other than securities or interests having such power only by reason of the happening of a contingency) are at the time beneficially owned, or the management of which is otherwise controlled, directly, or indirectly through one or more intermediaries, or both, by such Person. Unless otherwise specified, all references herein to a “Subsidiary” or to “Subsidiaries” shall refer to a Subsidiary or Subsidiaries of Borrower.

“Superpriority Claim” means a superpriority administrative expense claim pursuant to section 364(c)(1) of the Bankruptcy Code against a Loan Party in any of the Chapter 11 Cases having priority over any and all administrative expense claims, adequate protection and other diminution claims, priority and other unsecured claims, and all other claims against such Loan Party or its estate, including claims of the kind specified in, or otherwise arising or ordered under, any sections of the Bankruptcy Code (including, without limitation, sections 105(a), 326, 328, 330, 331, 503(a), 503(b), 506(c), 507, 546, 552(b), 726, 1113 and/or 1114 thereof), whether or not such claim or expenses may be secured by a judgment Lien or other non-consensual Lien, levy or attachment.

“Swap Contract” means (a) any and all rate swap transactions, basis swaps, credit derivative transactions, forward rate transactions, commodity swaps, commodity options, forward commodity contracts, forward sale of production, equity or equity index swaps or options, bond or bond price or bond index swaps or options or forward bond or forward bond price or forward bond index transactions, interest rate options, forward foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, spot contracts, or any other similar transactions or any combination of any of the foregoing (including any options to enter into any of the foregoing), whether or not any such transaction is governed by or subject to any master agreement, and (b) any and all transactions of any kind, and the related confirmations, which are subject to the terms and conditions of, or governed by, any form of master agreement published by the International Swaps and Derivatives Association, Inc., any International Foreign Exchange Master Agreement, or any other master agreement (any such master agreement, together with any related schedules or annexes thereto, a “Master Agreement”), including any such obligations or liabilities under any Master Agreement; provided that no phantom stock or similar plan providing for payments only on account of services provided by current or former directors, officers, employees or consultants of the Borrower or the Subsidiaries shall be a Swap Contract. “Swap Contract” shall include any agreement, contract or transaction that constitutes a ‘swap’ within the meaning of Section 1a(47) of the Commodity Exchange Act. Notwithstanding the foregoing, ‘Swap Contract’ shall not include any agreement or obligation to sell, at an index-based price, any commodity that is intended to be physically settled.

CREDIT AGREEMENT – Page 27

“Swap Lender” means any Person that entered into a Swap Contract with Borrower or any Restricted Subsidiary before (including prior to the Petition Date) or while such Person was a Lender or an Affiliate of a Lender, in its capacity as a party to such Swap Contract.

“Swap Obligation” means, with respect to any Loan Party, any obligation to pay or perform under any agreement, contract or transaction that constitutes a “swap” within the meaning of Section 1a(47) of the Commodity Exchange Act, including any such obligation comprised of a guaranty or a security interest or other Lien.

“Swap Termination Event” means, with respect to any Swap Contract, any termination, monetization, liquidation, close-out or other similar equivalent action in respect of such Swap Contract.

“Swap Termination Value” means, in respect of any one or more Swap Contracts, after taking into account the effect of any legally enforceable netting agreement relating to such Swap Contracts, (a) for any date on or after the date such Swap Contracts have been closed out and termination value(s) determined in accordance therewith, such termination value(s), and (b) for any date prior to the date referenced in clause (a), the amount(s) determined as the mark-to-market value(s) for such Swap Contracts, as determined based upon one or more mid-market or other readily available quotations provided by any recognized dealer in such Swap Contracts (which may include a Lender or any Affiliate of a Lender).

“Synthetic Lease Obligation” means the monetary obligation of a Person under a so-called synthetic, off-balance sheet or tax retention lease.

“Taxes” means all present or future taxes, levies, imposts, duties, deductions, withholdings (including backup withholding), assessments, fees or other charges imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto.

“Terminated Call” has the meaning set forth in Section 5.01(s).

“Terminated Call Exposure” has the meaning set forth in Section 5.01(s).

“Termination Date” means the earliest to occur of (a) the Maturity Date, (b) three (3) Business Days after the Petition Date, if the Interim Order and Hedging Order have not been entered prior to the expiration of such period, (c) thirty-five (35) days (or a later date consented to by the Administrative Agent and the Majority Lenders in their sole discretion) after the entry of the Interim Order, if the Bankruptcy Court has not entered the Final Order on or prior to such date, (d) the effective date of an Approved Plan of Reorganization, (e) the consummation of a sale of all or substantially all of the equity and/or assets of the Debtors and budgeted and necessary expenses of the estates (unless done pursuant to a confirmed chapter 11 plan), (f) the date of the payment in full, in cash, of all Obligations (and the termination of all Commitments in accordance with the terms hereof) and (g) the date of the termination of all Commitments and/or the acceleration of all of the Obligations under this Agreement and the other Loan Documents following the occurrence and during the continuance of an Event of Default in accordance with Section 9.02.

CREDIT AGREEMENT – Page 28

“Texaco Lien” means a Lien securing obligations relating to plugging, replugging and abandonment of oil and gas wells and injection and disposal wells acquired from Texaco Exploration and Production, Inc. pursuant to documentation dated as of March 11, 1997, relating to properties of Borrower known as the West Cote Blanche Bay properties.

“Threshold” has the meaning set forth in Section 8.09.

“Total New Money Outstandings” means the aggregate Outstanding Amount of all New Money Loans and all L/C Obligations.

“Total Roll-Up Outstandings” means the aggregate Outstanding Amount of all Roll-Up Loans.

“Trigger Notice Date” has the meaning specified in the DIP Order.

“Type” means, with respect to a Loan, its character as a Base Rate Loan or a Eurodollar Rate Loan.

“UK Financial Institution” means any BRRD Undertaking (as such term is defined under the PRA Rulebook (as amended form time to time) promulgated by the United Kingdom Prudential Regulation Authority) or any person falling within IFPRU 11.6 of the FCA Handbook (as amended from time to time) promulgated by the United Kingdom Financial Conduct Authority, which includes certain credit institutions and investment firms, and certain affiliates of such credit institutions or investment firms.

“UK Resolution Authority” means the Bank of England or any other public administrative authority having responsibility for the resolution of any UK Financial Institution.

“Unadjusted Benchmark Replacement” means the Benchmark Replacement excluding the Benchmark Replacement Adjustment.

“Unaudited Financial Statements” means, collectively, the unaudited consolidated balance sheets of Borrower and its Subsidiaries dated as of March 31, 2020, and June 30, 2020, and the related consolidated statements of income or operations, stockholders’ equity and cash flows for the fiscal quarters ended on such dates.

“Unfunded Pension Liability” means the excess of a Pension Plan’s benefit liabilities under Section 4001(a)(16) of ERISA, over the current value of that Pension Plan’s assets, determined in accordance with the assumptions used for funding the Pension Plan pursuant to Section 412 of the Code for the applicable plan year.

“United States” and “U.S.” mean the United States of America.

“Unreimbursed Amount” has the meaning specified in Section 2.03(c)(i).

“Unrestricted Subsidiary” means, so long as it otherwise constitutes a Subsidiary, meets the requirements of Section 1.08 and has not been designated a Restricted Subsidiary, any Subsidiary of the Borrower designated as an Unrestricted Subsidiary under the Prepetition Credit Agreement as of the Petition Date.

“U.S. Special Resolution Regimes” has the meaning specified in Section 11.26.

“Variance Report” has the meaning given to such term in the DIP Order.

“Withholding Agent” means the Borrower and the Administrative Agent.

CREDIT AGREEMENT – Page 29

“Wexford ULC Obligations” means any obligations which Grizzly Holdings, Inc. (a Restricted Subsidiary Controlled by Borrower) may owe to Grizzly Oil Sands Inc. (an entity Controlled by Wexford Capital LP) arising by virtue of the fact that both Grizzly Holdings, Inc. and Grizzly Oil Sands Inc. are owners of Equity Interests in Grizzly Oil Sands ULC, a corporation formed under the laws of Alberta, Canada.

“Write-Down and Conversion Powers” means, (a) with respect to any EEA Resolution Authority, the write-down and conversion powers of such EEA Resolution Authority from time to time under the Bail-In Legislation for the applicable EEA Member Country, which write-down and conversion powers are described in the EU Bail-In Legislation Schedule, and (b) with respect to the United Kingdom, any powers of the applicable Resolution Authority under the Bail-In Legislation to cancel, reduce, modify or change the form of a liability of any UK Financial Institution or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that Bail-In Legislation that are related to or ancillary to any of those powers.

1.02. Other Interpretive Provisions. With reference to this Agreement and each other Loan Document, unless otherwise specified herein or in such other Loan Document:

(a) The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation.” The word “will” shall be construed to have the same meaning and effect as the word “shall.” Unless the context requires otherwise, (i) any definition of or reference to any agreement, instrument or other document (including any Organization Document) shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth herein or in any other Loan Document), (ii) any reference herein to any Person shall be construed to include such Person’s successors and assigns, (iii) the words “herein,” “hereof” and “hereunder,” and words of similar import when used in any Loan Document, shall be construed to refer to such Loan Document in its entirety and not to any particular provision thereof, (iv) all references in a Loan Document to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, the Loan Document in which such references appear, (v) any reference to any Law shall include all statutory and regulatory provisions consolidating, amending, replacing or interpreting such Law and any reference to any Law or regulation shall, unless otherwise specified, refer to such Law or regulation as amended, modified or supplemented from time to time, and (vi) the words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights.

(b) In the computation of periods of time from a specified date to a later specified date, the word “from” means “from and including;” the words “to” and “until” each mean “to but excluding;” and the word “through” means “to and including.”

(c) Section headings herein and in the other Loan Documents are included for convenience of reference only and shall not affect the interpretation of this Agreement or any other Loan Document.

(d) For purposes of Section 9.01, a breach of the covenant contained in Section 8.21 shall be deemed to have occurred as of any date of reasonable determination thereof by the Agent on or after the date of any Testing Period (as defined in the DIP Order), regardless of when the Variance Report or other materials reflecting such breach are delivered to the Agent and the Lenders.

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1.03. Accounting Terms.

(a) Generally. All accounting terms not specifically or completely defined herein shall be construed in conformity with, and all financial data (including financial ratios and other financial calculations) required to be submitted pursuant to this Agreement shall be prepared in conformity with, GAAP applied on a consistent basis, as in effect from time to time, applied in a manner consistent with that used in preparing the Audited Financial Statements, except as otherwise specifically prescribed herein.

(b) Changes in GAAP. If at any time any change in GAAP would affect the computation of any financial ratio or requirement set forth in any Loan Document, and Borrower or the Majority Lenders shall so request, Agent, Lenders and Borrower shall negotiate in good faith to amend such ratio or requirement to preserve the original intent thereof in light of such change in GAAP (subject to the approval of Borrower and the Majority Lenders); provided that, until so amended, (i) such ratio or requirement shall continue to be computed in accordance with GAAP prior to such change therein and (ii) Borrower shall provide to Agent and Lenders financial statements and other documents required under this Agreement or as reasonably requested hereunder setting forth a reconciliation between calculations of such ratio or requirement made before and after giving effect to such change in GAAP.

1.04. Rounding. Any ratios or percentages to be maintained or otherwise calculated pursuant to this Agreement shall be calculated by dividing the appropriate component by the other component, carrying the result to one place more than the number of places by which such ratio is expressed herein and rounding the result up or down to the nearest number (with a rounding-up if there is no nearest number).

1.05. Times of Day. Unless otherwise specified, all references herein to times of day shall be references to Central time (daylight or standard, as applicable).

1.06. Letter of Credit Amounts. Unless otherwise specified herein the amount of a Letter of Credit at any time shall be deemed to be the stated amount of such Letter of Credit in effect at such time; provided, however, that with respect to any Letter of Credit that, by its terms or the terms of any Issuer Document related thereto, provides for one or more automatic increases in the stated amount thereof, the amount of such Letter of Credit shall be deemed to be the maximum stated amount of such Letter of Credit after giving effect to all such increases, whether or not such maximum stated amount is in effect at such time.

1.07. Divisions. For all purposes under the Loan Documents, in connection with any division or plan of division under Delaware law (or any comparable event under a different jurisdiction’s laws): (a) if any asset, right, obligation or liability of any Person becomes the asset, right, obligation or liability of a different Person, then it shall be deemed to have been transferred from the original Person to the subsequent Person, and (b) if any new Person comes into existence, such new Person shall be deemed to have been organized on the first date of its existence by the holders of its Equity Interests at such time.

1.08. Designation of Restricted and Unrestricted Subsidiaries.

(a) Unless designated as an Unrestricted Subsidiary under the Prepetition Credit Agreement as of the Petition Date, any Person that is or becomes a Subsidiary of the Borrower or any of its Restricted Subsidiaries shall be classified as a Restricted Subsidiary.

(b) No Restricted Subsidiary may be designated as an Unrestricted Subsidiary.

CREDIT AGREEMENT – Page 31

(c)  If, at any time, any Unrestricted Subsidiary would fail to meet the requirements for an Unrestricted Subsidiary set forth in Section 7.18, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of this Agreement (and, for the avoidance of doubt, any Investment, Indebtedness and Liens of such Subsidiary existing at such time shall be deemed to be incurred by such Subsidiary as of such time and, if such Investments, Indebtedness and Liens are not permitted to be incurred as of such time under Article VIII, an Event of Default shall occur).

(d)  The Borrower may designate any Unrestricted Subsidiary to be a Restricted Subsidiary if (i) prior, and immediately after giving effect, to such designation, (A) no Default or Event of Default exists or would result from such designation, (B) such Unrestricted Subsidiary is contemporaneously designated as a “Restricted Subsidiary” under and as defined in the Prepetition Credit Agreement, and (C) the representations and warranties of Borrower and its Restricted Subsidiaries contained in this Agreement and each of the other Loan Documents shall be true and correct in all material respects (except that any representation and warranty that is qualified by materiality shall be true and correct in all respects) on and as of such date as if made on and as of the date of such designation (or, if stated to have been made expressly as of an earlier date, were true and correct in all material respects (except that any representation and warranty that is qualified by materiality shall be true and correct in all respects) as of such date); (ii) after giving effect to such designation, the Borrower complies with Section 7.18; (iii) the designation of any Unrestricted Subsidiary as a Restricted Subsidiary shall constitute the incurrence at the time of designation of any Investment, Indebtedness, or Liens of such Subsidiary existing at such time, and the Borrower shall be in compliance with Article VIII after giving effect to such designation; and (iv) the Administrative Agent shall have received a certificate of a Responsible Officer, in form and substance reasonably satisfactory to the Administrative Agent, certifying as to the satisfaction of the conditions and matters set forth in clauses (i)-(iii) above.

(e)  If, at any time, an Unrestricted Subsidiary becomes a Restricted Subsidiary (whether pursuant to Section 1.08(c) or Section 1.08(d)), the Borrower will promptly provide notice to the Administrative Agent and promptly (and in any event within thirty (30) days or such longer period as the Administrative Agent may agree) cause any such Domestic Restricted Subsidiary to comply with the provisions of Section 2.13 (including by executing and delivering to the Administrative Agent a counterparty of the Guaranty and executing and delivering any other document or instrument as the Administrative Agent may deem appropriate for granting the Administrative Agent a Lien, subject only to Permitted Liens, against all of its assets to the extent required under Section 2.13) and deliver to the Administrative Agent documents of the types referred to in clauses (iii) and (iv) of Section 5.01(a) and favorable opinions of counsel to such Person in form, content and scope satisfactory to the Administrative Agent.

ARTICLE II. THE COMMITMENTS AND CREDIT EXTENSIONS

2.01.  Loans.

(a)  On the Final Facility Effective Date, each Roll-Up Lender shall become entitled to roll up an aggregate principal amount of Prepetition Loans held by such Roll-Up Lender (directly or in its capacity as a Participant (as defined in the Prepetition Credit Agreement)) equal to such Roll-Up Lender’s Prepetition Loan Roll-Up Loan Amount as set forth opposite such Roll-Up Lender’s name on Schedule 2.01(a) into roll-up loans hereunder (the “Roll-Up Loans”). Subject to the terms and conditions set forth herein, on the Final Facility Effective Date, and without any further action by any party to this Agreement, each Roll-Up Lender’s Roll-Up Loans shall, from and after such date, be designated as such and administered hereunder. Such designation is not intended to and shall not constitute a payment on account of, or a novation of, the applicable Prepetition Loans and Prepetition Participations, which shall continue to be outstanding under the Prepetition Credit Agreement, and administered under this Agreement as Roll-Up Loans. As a consequence of such designation, and solely to enable the Roll-Up Loans to be administered hereunder, effective with such designation and except as otherwise provided in the Prepetition Credit Agreement, each Roll-Up Loan that is the subject of such designation shall from and after such designation constitute a Roll-Up Loan hereunder; provided that, for the avoidance of doubt, the Roll-Up Loans shall continue to be guaranteed by the Guarantors under the Guaranty (as defined in the Prepetition Credit Agreement) and secured by and entitled to the benefits of all Liens and security interests created and arising under the Collateral Documents (as defined in the Prepetition Credit Agreement), which Liens and security interests shall remain in full force and effect on a continuous basis, unimpaired, uninterrupted and undischarged, and having the same perfected status and priority, as if such Loans had not been so designated. Each such designation shall be applied on a pro rata basis to each class of Prepetition Loans and Prepetition Participations held by such Roll-Up Lender under the Prepetition Credit Agreement to the extent rolled up under this Agreement as set forth on Schedule 2.01(a). For the avoidance of doubt, each Roll-Up Lender acknowledges and agrees that by accepting the benefits of this Agreement, on the Final Facility Effective Date each Prepetition Lender rolling up loans under this Agreement shall become a party to this Agreement as a Roll-Up Lender hereunder by executing and delivering this Agreement. Amounts rolled up under this Section 2.01(a) and repaid or prepaid may not be reborrowed. The Administrative Agent shall update Schedule 2.01(a) on the Final Facility Effective Date to reflect each Roll-Up Lender’s Roll-Up Loan Amount (which Roll-Up Loan Amount listed on Schedule 2.01(a) shall be conclusive absent manifest error) and deliver such updated Schedule 2.01(a) to the Borrower and the Roll-Up Lenders, whereupon such updated Schedule 2.01(a) shall constitute Schedule 2.01(a) for all purposes hereunder.

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(b)  Subject to the terms and conditions set forth herein, each New Money Lender severally agrees to make loans (each such loan, a “New Money Loan”) to Borrower from time to time, on any Business Day during the Availability Period, in an aggregate amount not to exceed at any time outstanding the amount of such Lender’s Commitment; provided, however, that after giving effect to any Borrowing, (i)(a) the Total New Money Outstandings shall not exceed the Aggregate Commitments, and (b) the aggregate Outstanding Amount of the New Money Loans of any Lender, plus such Lender’s Applicable Percentage of the Outstanding Amount of all L/C Obligations shall not exceed such Lender’s Commitment and (ii) during the Interim Period, (a) the Total New Money Outstandings shall not exceed the Interim Facility Cap and (b) the aggregate Outstanding Amount of the New Money Loans of any Lender, plus such Lender’s Applicable Percentage of the Outstanding Amount of all L/C Obligations shall not exceed such Lender’s Applicable Percentage of the Interim Facility Cap. Within the limits of each Lender’s Commitment, and subject to the other terms and conditions hereof, Borrower may borrow under this Section 2.01(b), prepay under Section 2.04, and reborrow under this Section 2.01(b). Loans may be Base Rate Loans or Eurodollar Rate Loans, as further provided herein.

2.02.  Borrowings, Conversions and Continuations of Loans.

(a)  Prior to the Final Facility Effective Date, the Borrower may make up to five Borrowings of New Money Loans in an amount not to exceed the Interim Facility Cap. On and after the Final Facility Effective Date, the Borrower may make any number of Borrowings of New Money Loans in an amount not to exceed the Aggregate Commitments. Each Borrowing of New Money Loans, each conversion of Loans from one Type to the other, and each continuation of Eurodollar Rate Loans shall be made upon Borrower’s irrevocable notice to Agent, which may be given by telephone. Each such notice must be received by Agent not later than 11:00 a.m. (i) three Business Days prior to the requested date of any Borrowing of, conversion to or continuation of Eurodollar Rate Loans or of any conversion of Eurodollar Rate Loans to Base Rate Loans, and (ii) on the requested date of any Borrowing of Base Rate Loans, whereupon Agent shall give prompt notice to Lenders of such request and, in the case of Eurodollar Rate Loans, determine whether the requested Interest Period is acceptable to all of them. In the case of Eurodollar Rate Loans, not later than 12:00 p.m., three (3) Business Days before the requested date of such Borrowing, conversion or continuation, Agent shall notify Borrower (which notice may be by telephone) whether or not the requested Interest Period has been consented to by all Lenders. Each telephonic notice by Borrower pursuant to this Section 2.02(a) must be confirmed promptly by delivery to Agent of a written Loan Notice, appropriately completed and signed by a Responsible Officer of Borrower. Each Borrowing of, conversion to or continuation of Eurodollar Rate Loans shall be in a principal amount of $1,000,000 or a whole multiple of $250,000 in excess thereof. Except as provided in Section 2.03(c), each Borrowing of or conversion to Base Rate Loans shall be in a principal amount of $500,000 or a whole multiple of $100,000 in excess thereof. Each Loan Notice (whether telephonic or written) shall specify (i) whether Borrower is requesting a Borrowing, a conversion of Loans from one Type to the other, or a continuation of Eurodollar Rate Loans, (ii) the requested date of the Borrowing, conversion or continuation, as the case may be (which shall be a Business Day), (iii) the principal amount of Loans to be borrowed, converted or continued, (iv) the Type of Loans to be borrowed or to which existing Loans are to be converted, (v) [reserved] and (vi) the current Total New Money Outstandings (without regard to the requested Borrowing) and the pro forma Total New Money Outstandings (giving effect to the requested Borrowing). If Borrower fails to specify a Type of Loan in a Loan Notice or if Borrower fails to give a timely notice requesting a conversion or continuation, then the applicable Loans shall be made as, or converted to, Base Rate Loans. Any such automatic conversion to Base Rate Loans shall be effective as of the last day of the Interest Period then in effect with respect to the applicable Eurodollar Rate Loans. Borrowings of, conversions to, or continuations of Eurodollar Rate Loans shall have an Interest Period of one month whether or not so indicated in such Loan Notice.

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(b)  Following receipt of a Loan Notice, Agent shall promptly notify each Lender of the amount of its Applicable Percentage of the applicable New Money Loans, and if no timely notice of a conversion or continuation is provided by Borrower, Agent shall notify each Lender of the details of any automatic conversion to Base Rate Loans described in the preceding subsection. In the case of a Borrowing, each Lender shall make the amount of its New Money Loan available to Agent in immediately available funds at Administrative Agent’s Office not later than 1:00 p.m. on the Business Day specified in the applicable Loan Notice. Upon satisfaction of the applicable conditions set forth in Section 5.02 (and, if such Borrowing is the initial Credit Extension on the Interim Facility Effective Date, Section 5.01), Agent shall make all funds so received available to Borrower in like funds as received by Agent either by (i) crediting the account of Borrower on the books of Agent with the amount of such funds or (ii) wire transfer of such funds, in each case in accordance with instructions provided to (and acceptable to) Agent by Borrower; provided, however, that if, on the date the Loan Notice with respect to such Borrowing is given by Borrower, there are L/C Borrowings outstanding, then the proceeds of such Borrowing first, shall be applied, to the payment in full of any such L/C Borrowings, and second, shall be made available to Borrower as provided above.

(c)  During the existence of a Default, no Loans may be requested as, converted to or continued as Eurodollar Rate Loans without the consent of the Majority Lenders, and, during the existence of a Default, the Majority Lenders may demand that any or all of the then outstanding Eurodollar Rate Loans be converted immediately to Base Rate Loans and Borrower agrees to pay all amounts due under Section 3.05 in accordance with the terms thereof due to any such conversion.

(d)  Agent shall promptly notify Borrower and Lenders of the interest rate applicable to any Interest Period for Eurodollar Rate Loans upon determination of such interest rate. At any time that Base Rate Loans are outstanding, Agent shall notify Borrower and Lenders of any change in Agent’s prime rate used in determining the Base Rate promptly following the public announcement of such change.

(e)  After giving effect to all Borrowings, all conversions of Loans from one Type to the other, and all continuations of Loans as the same Type, there shall not be more than six (6) Interest Periods in effect with respect to Loans.

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(f)  Roll-Up Loans shall initially be of the Type identical to those of the Prepetition Loans rolled up by such Roll-Up Loans for the remainder of the applicable interest period in the Prepetition Credit Agreement.

2.03.  Letters of Credit.

(a)  The Letter of Credit Commitment.

(i)  Subject to the terms and conditions set forth herein, (A) the L/C Issuer agrees, in reliance upon the agreements of the other Lenders set forth in this Section 2.03, (1) from time to time on any Business Day during the period from the Interim Facility Effective Date until the L/C Expiration Date, to issue Letters of Credit for the account of Borrower or its Restricted Subsidiaries, and to amend or extend Letters of Credit previously issued by it, in accordance with subsection (b) below, and (2) to honor drawings under the Letters of Credit; and (B) the Lenders severally agree to participate in Letters of Credit issued for the account of Borrower or its Restricted Subsidiaries and any drawings thereunder; provided that after giving effect to any L/C Credit Extension with respect to any Letter of Credit, (x) the Total New Money Outstandings shall not exceed the Effective Commitments, and (y) the aggregate Outstanding Amount of the Loans of any Lender, plus such Lender’s Applicable Percentage of the Outstanding Amount of all L/C Obligations shall not exceed such Lender’s Commitment. Each request by Borrower for the issuance or amendment of a Letter of Credit shall be deemed to be a representation by Borrower that the L/C Credit Extension so requested complies with the conditions set forth in the proviso to the preceding sentence. Within the foregoing limits, and subject to the terms and conditions hereof, Borrower’s ability to obtain Letters of Credit shall be fully revolving, and accordingly Borrower may, during the foregoing period, obtain Letters of Credit to replace Letters of Credit that have expired or that have been drawn upon and reimbursed.

(ii)  The L/C Issuer shall not issue any Letter of Credit, if:

(A)  the expiry date of such requested Letter of Credit would occur more than nine (9) months after the date of issuance or last extension; or

(B)  the expiry date of such requested Letter of Credit would occur after the L/C Expiration Date.

(iii)  The L/C Issuer shall not be under any obligation to issue any Letter of Credit if:

(A)  any order, judgment or decree of any Governmental Authority or arbitrator shall by its terms purport to enjoin or restrain the L/C Issuer from issuing such Letter of Credit, or any Law applicable to the L/C Issuer or any request or directive (whether or not having the force of law) from any Governmental Authority with jurisdiction over the L/C Issuer shall prohibit, or request that the L/C Issuer refrain from, the issuance of letters of credit generally or such Letter of Credit in particular or shall impose upon the L/C Issuer with respect to such Letter of Credit any restriction, reserve or capital requirement (for which the L/C Issuer is not otherwise compensated hereunder) not in effect on the Interim Facility Effective Date, or shall impose upon the L/C Issuer any unreimbursed loss, cost or expense which was not applicable on the Interim Facility Effective Date and which the L/C Issuer in good faith deems material to it;

(B)  the issuance of such Letter of Credit would violate one or more applicable policies of the L/C Issuer;

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(C)  except as otherwise agreed by Agent and the L/C Issuer, such Letter of Credit is in an initial stated amount less than $100,000;

(D)  such Letter of Credit is to be denominated in a currency other than Dollars or Canadian dollars;

(E)  unless specifically provided for in this agreement, such Letter of Credit contains any provisions for automatic reinstatement of the stated amount after any drawing thereunder; or

(F)  a default of any Lender’s obligations to fund under Section 2.03(c) exists or any Lender is at such time a Defaulting Lender hereunder, unless the L/C Issuer has entered into satisfactory arrangements with Borrower, such Lender or all other Lenders to eliminate the L/C Issuer’s risk with respect to such Lender.

(iv)  The L/C Issuer shall be under no obligation to amend any Letter of Credit if (A) the L/C Issuer would have no obligation at such time to issue such Letter of Credit in its amended form under the terms hereof, or (B) the beneficiary of such Letter of Credit does not accept the proposed amendment to such Letter of Credit.

(v)  The L/C Issuer shall act on behalf of the Lenders with respect to any Letters of Credit issued by it and the documents associated therewith, and the L/C Issuer shall have all of the benefits and immunities (A) provided to Agent in Article X with respect to any acts taken or omissions suffered by the L/C Issuer in connection with Letters of Credit issued by it or proposed to be issued by it and Issuer Documents pertaining to such Letters of Credit as fully as if the term “Administrative Agent” or “Agent” as used in Article X included the L/C Issuer with respect to such acts or omissions, and (B) as additionally provided herein with respect to the L/C Issuer.

(vi)  No Letter of Credit shall be issued in replacement of or exchange for any Letter of Credit (as defined in the Prepetition Credit Agreement) without the prior written consent of the Administrative Agent.

(b)  Procedures for Issuance and Amendment of Letters of Credit.

(i)  Each Letter of Credit shall be issued or amended, as the case may be, upon the request of Borrower delivered to the L/C Issuer (with a copy to Agent) in the form of a L/C Application, appropriately completed and signed by a Responsible Officer of Borrower. Such L/C Application must be received by the L/C Issuer and Agent not later than 11:00 a.m. at least two Business Days (or such later date and time as Agent and the L/C Issuer may agree in a particular instance in their sole discretion) prior to the proposed issuance date or date of amendment, as the case may be. In the case of a request for an initial issuance of a Letter of Credit, such L/C Application shall specify in form and detail satisfactory to the L/C Issuer: (A) the proposed issuance date of the requested Letter of Credit (which shall be a Business Day); (B) the amount thereof; (C) the expiry date thereof; (D) the name and address of the beneficiary thereof; (E) the documents to be presented by such beneficiary in case of any drawing thereunder; (F) the full text of any certificate to be presented by such beneficiary in case of any drawing thereunder; and (G) such other matters as the L/C Issuer may reasonably require. In the case of a request for an amendment of any outstanding Letter of Credit, such L/C Application shall specify in form and detail satisfactory to the L/C Issuer (w) the Letter of Credit to be amended; (x) the proposed date of amendment thereof (which shall be a Business Day); (y) the nature of the proposed amendment; and (z) such other matters as the L/C Issuer may reasonably require. Additionally, Borrower shall furnish to the L/C Issuer and Agent such other documents and information pertaining to such requested Letter of Credit issuance or amendment, including any Issuer Documents, as the L/C Issuer or Agent may reasonably require.

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(ii)  Promptly after receipt of any L/C Application at the address set forth in Section 11.02 for receiving L/C Applications and related correspondence, the L/C Issuer will confirm with Agent (by telephone or in writing) that Agent has received a copy of such L/C Application from Borrower and, if not, the L/C Issuer will provide Agent with a copy thereof. Unless the L/C Issuer has received written notice from any Lender, Agent or any Loan Party, at least one Business Day prior to the requested date of issuance or amendment of the applicable Letter of Credit, that one or more applicable conditions in Article V shall not then be satisfied, then, subject to the terms and conditions hereof, the L/C Issuer shall, on the requested date, issue a Letter of Credit for the account of Borrower (or the applicable Restricted Subsidiary) or enter into the applicable amendment, as the case may be, in each case in accordance with the L/C Issuer’s usual and customary business practices. Immediately upon the issuance of each Letter of Credit, each Lender shall be deemed to, and hereby irrevocably and unconditionally agrees to, purchase from the L/C Issuer a risk participation in such Letter of Credit in an amount equal to the product of such Lender’s Applicable Percentage times the amount of such Letter of Credit.

(iii)  Promptly after its delivery of any Letter of Credit or any amendment to a Letter of Credit to an advising bank with respect thereto or to the beneficiary thereof, the L/C Issuer will also deliver to Borrower and Agent a true and complete copy of such Letter of Credit or amendment.

(c)  Drawings and Reimbursements; Funding of Participations.

(i)  Upon receipt from the beneficiary of any Letter of Credit of any notice of a drawing under such Letter of Credit, the L/C Issuer shall notify Borrower and Agent thereof. Not later than 11:00 a.m. on the date of any payment by the L/C Issuer under a Letter of Credit (each such date, an “Honor Date”) (if Borrower shall have received notice prior to 9:00 a.m. on such date, or, if such notice has not been received by Borrower prior to such time on such date, then not later than 11:00 a.m. on the following Business Day after Borrower receives such notice), Borrower shall reimburse the L/C Issuer through Agent in an amount equal to the amount of such drawing. If Borrower fails to so reimburse the L/C Issuer by such time, Agent shall promptly notify each Lender of the Honor Date, the amount of the unreimbursed drawing (the “Unreimbursed Amount”), and the amount of such Lender’s Applicable Percentage thereof. In such event, Borrower shall be deemed to have requested a Borrowing of Base Rate Loans to be disbursed on the Honor Date in an amount equal to the Unreimbursed Amount, without regard to the minimum and multiples specified in Section 2.02 for the principal amount of Base Rate Loans, but subject to the amount of the unutilized portion of the Effective Commitments and the conditions set forth in Section 5.02 (other than the delivery of a Loan Notice). Any notice given by the L/C Issuer or Agent pursuant to this Section 2.03(c)(i) may be given by telephone if immediately confirmed in writing; provided that the lack of such an immediate confirmation shall not affect the conclusiveness or binding effect of such notice.

(ii)  Each Lender shall upon any notice pursuant to Section 2.03(c)(i) make funds available to Agent for the account of the L/C Issuer at the Administrative Agent’s Office in an amount equal to its Applicable Percentage of the Unreimbursed Amount not later than 1:00 p.m. on the Business Day specified in such notice by Agent, whereupon, subject to the provisions of Section 2.03(c)(iii), each Lender that so makes funds available shall be deemed to have made a Base Rate Loan to Borrower in such amount. Agent shall remit the funds so received to the L/C Issuer.

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(iii)  With respect to any Unreimbursed Amount that is not fully refinanced by a Borrowing of Base Rate Loans because the conditions set forth in Section 5.02 cannot be satisfied or for any other reason, Borrower shall be deemed to have incurred from the L/C Issuer an L/C Borrowing in the amount of the Unreimbursed Amount that is not so refinanced, which L/C Borrowing shall be due and payable on demand (together with interest) and shall bear interest at the Default Rate. In such event, each Lender’s payment to Agent for the account of the L/C Issuer pursuant to Section 2.03(c)(ii) shall be deemed payment in respect of its participation in such L/C Borrowing and shall constitute an L/C Advance from such Lender in satisfaction of its participation obligation under this Section 2.03.

(iv)  Until each Lender funds its Loan or L/C Advance pursuant to this Section 2.03(c) to reimburse the L/C Issuer for any amount drawn under any Letter of Credit, interest in respect of such Lender’s Applicable Percentage of such amount shall be solely for the account of the L/C Issuer.

(v)  Each Lender’s obligation to make Loans or L/C Advances to reimburse the L/C Issuer for amounts drawn under Letters of Credit, as contemplated by this Section 2.03(c), shall be absolute and unconditional and shall not be affected by any circumstance, including (A) any setoff, counterclaim, recoupment, defense or other right which such Lender may have against the L/C Issuer, Borrower or any other Person for any reason whatsoever; (B) the occurrence or continuance of a Default, or (C) any other occurrence, event or condition, whether or not similar to any of the foregoing; provided, however, that each Lender’s obligation to make Loans pursuant to this Section 2.03(c) is subject to the conditions set forth in Section 5.02 (other than delivery by Borrower of a Loan Notice). No such making of an L/C Advance shall relieve or otherwise impair the obligation of Borrower to reimburse the L/C Issuer for the amount of any payment made by the L/C Issuer under any Letter of Credit, together with interest as provided herein.

(vi)  If any Lender fails to make available to Agent for the account of the L/C Issuer any amount required to be paid by such Lender pursuant to the foregoing provisions of this Section 2.03(c) by the time specified in Section 2.03(c)(ii), the L/C Issuer shall be entitled to recover from such Lender (acting through Agent), on demand, such amount with interest thereon for the period from the date such payment is required to the date on which such payment is immediately available to the L/C Issuer at a rate per annum equal to the greater of the Federal Funds Rate and a rate determined by the L/C Issuer in accordance with banking industry rules on interbank compensation, plus any administrative, processing or similar fees customarily charged by the L/C Issuer in connection with the foregoing. If such Lender pays such amount (with interest and fees as aforesaid), the amount so paid shall constitute such Lender’s Loan included in the relevant Borrowing or L/C Advance in respect of the relevant L/C Borrowing, as the case may be. A certificate of the L/C Issuer submitted to any Lender (through Agent) with respect to any amounts owing under this clause (vi) shall be conclusive absent manifest error.

(d)  Repayment of Participations.

(i)  At any time after the L/C Issuer has made a payment under any Letter of Credit and has received from any Lender such Lender’s L/C Advance in respect of such payment in accordance with Section 2.03(c), if Agent receives for the account of the L/C Issuer any payment in respect of the related Unreimbursed Amount or interest thereon (whether directly from Borrower or otherwise, including proceeds of Cash Collateral applied thereto by Agent), Agent will distribute to such Lender its Applicable Percentage thereof (appropriately adjusted, in the case of interest payments, to reflect the period of time during which such Lender’s L/C Advance was outstanding) in the same funds as those received by Agent.

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(ii)  If any payment received by Agent for the account of the L/C Issuer pursuant to Section 2.03(c)(i) is required to be returned under any of the circumstances described in Section 11.05 (including pursuant to any settlement entered into by the L/C Issuer in its discretion), each Lender shall pay to Agent for the account of the L/C Issuer its Applicable Percentage thereof on demand of Agent, plus interest thereon from the date of such demand to the date such amount is returned by such Lender, at a rate per annum equal to the Federal Funds Rate from time to time in effect. The obligations of Lenders under this clause shall survive the payment in full of the Obligations and the termination of this Agreement.

(e)  Obligations Absolute. The obligation of Borrower to reimburse the L/C Issuer for each drawing under each Letter of Credit and to repay each L/C Borrowing shall be absolute, unconditional and irrevocable, and shall be paid strictly in accordance with the terms of this Agreement under all circumstances, including the following:

(i)  any lack of validity or enforceability of such Letter of Credit, this Agreement, or any other Loan Document;

(ii)  the existence of any claim, counterclaim, setoff, defense or other right that Borrower or any Restricted Subsidiary may have at any time against any beneficiary or any transferee of such Letter of Credit (or any Person for whom any such beneficiary or any such transferee may be acting), the L/C Issuer or any other Person, whether in connection with this Agreement, the transactions contemplated hereby or by such Letter of Credit or any agreement or instrument relating thereto, or any unrelated transaction;

(iii)  any draft, demand, certificate or other document presented under such Letter of Credit proving to be forged, fraudulent, invalid or insufficient in any respect or any statement therein being untrue or inaccurate in any respect; or any loss or delay in the transmission or otherwise of any document required in order to make a drawing under such Letter of Credit;

(iv)  any payment by the L/C Issuer under such Letter of Credit against presentation of a draft or certificate that does not strictly comply with the terms of such Letter of Credit; or any payment made by the L/C Issuer under such Letter of Credit to any Person purporting to be a trustee in bankruptcy, debtor-in-possession, assignee for the benefit of creditors, liquidator, receiver or other representative of or successor to any beneficiary or any transferee of such Letter of Credit, including any arising in connection with any proceeding under any Debtor Relief Law; or

(v)  any other circumstance or happening whatsoever, whether or not similar to any of the foregoing, including any other circumstance that might otherwise constitute a defense available to, or a discharge of, Borrower or any Restricted Subsidiary.

Borrower shall promptly examine a copy of each Letter of Credit and each amendment thereto that is delivered to it and, in the event of any claim of noncompliance with Borrower’s instructions or other irregularity, Borrower will promptly notify the L/C Issuer. Borrower shall be conclusively deemed to have waived any such claim against the L/C Issuer and its correspondents unless such notice is given as aforesaid.

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(f)  Role of L/C Issuer. Each Lender and Borrower agree that, in paying any drawing under a Letter of Credit, the L/C Issuer shall not have any responsibility to obtain any document (other than any sight draft, certificates and documents expressly required by the Letter of Credit) or to ascertain or inquire as to the validity or accuracy of any such document or the authority of the Person executing or delivering any such document. None of the L/C Issuer, Agent, any of their respective Related Parties nor any correspondent, participant or assignee of the L/C Issuer shall be liable to any Lender for (i) any action taken or omitted in connection herewith at the request or with the approval of Lenders or the Required Lenders or the Majority Lenders, as applicable; (ii) any action taken or omitted in the absence of gross negligence or willful misconduct; or (iii) the due execution, effectiveness, validity or enforceability of any document or instrument related to any Letter of Credit or Issuer Document. Borrower hereby assumes all risks of the acts or omissions of any beneficiary or transferee with respect to its use of any Letter of Credit; provided, however, that this assumption is not intended to, and shall not, preclude Borrower’s pursuing such rights and remedies as it may have against the beneficiary or transferee at law or under any other agreement. None of the L/C Issuer, Agent, any of their respective Related Parties nor any correspondent, participant or assignee of the L/C Issuer, shall be liable or responsible for any of the matters described in clauses (i) through (v) of Section 2.03(e); provided, however, that anything in such clauses to the contrary notwithstanding, Borrower may have a claim against the L/C Issuer, and the L/C Issuer may be liable to Borrower, to the extent, but only to the extent, of any direct, as opposed to consequential or exemplary, damages suffered by Borrower which damages have been determined by a court of competent jurisdiction in a final and non-appealable judgment to have been caused by the L/C Issuer’s willful misconduct or gross negligence or the L/C Issuer’s willful failure to pay under any Letter of Credit after the presentation to it by the beneficiary of a sight draft and certificate(s) strictly complying with the terms and conditions of a Letter of Credit. In furtherance and not in limitation of the foregoing, the L/C Issuer may accept documents that appear on their face to be in order, without responsibility for further investigation, regardless of any notice or information to the contrary, and the L/C Issuer shall not be responsible for the validity or sufficiency of any instrument transferring or assigning or purporting to transfer or assign a Letter of Credit or the rights or benefits thereunder or proceeds thereof, in whole or in part, which may prove to be invalid or ineffective for any reason.

(g)  Cash Collateral. Upon the request of Administrative Agent, (i) if the L/C Issuer has honored any full or partial drawing request under any Letter of Credit and such drawing has resulted in an L/C Borrowing, or (ii) if, as of the L/C Expiration Date, any L/C Obligation for any reason remains outstanding, Borrower shall, in each case, immediately Cash Collateralize the then Outstanding Amount of all L/C Obligations. Sections 2.04, 2.14, 2.15 and 9.02(c) set forth certain additional requirements to deliver Cash Collateral hereunder. Borrower hereby grants to Administrative Agent, for the benefit of the L/C Issuer and Lenders, a security interest in all such cash, deposit accounts and all balances therein and all proceeds of the foregoing. Cash Collateral shall be maintained in an L/C Collection Account.

(h)  Applicability of ISP and UCP. Unless otherwise expressly agreed by the L/C Issuer and Borrower when a Letter of Credit is issued, the rules of the ISP shall apply to each standby Letter of Credit.

(i)  L/C Fees. Borrower shall pay to Agent for the account of the Lenders (to be paid by Agent to each Lender (other than any Defaulting Lender) in accordance with its Applicable Percentage) an aggregate fee (the “L/C Fee”) for the issuance of each Letter of Credit in an amount per annum equal to the greater of the Applicable Rate applicable to Eurodollar Rate Loans times the maximum face amount of the Letter of Credit determined in accordance with Section 1.06 or $1,000. Such L/C Fee shall be payable prior to the issuance of each Letter of Credit and thereafter in monthly installments in arrears on the last Business Day of each month, commencing on the first such date to occur after the issuance of such Letter of Credit, on the L/C Expiration Date and thereafter on demand. If there is any change in the Applicable Rate during any quarter, the L/C Fee shall be computed and multiplied by the Applicable Rate separately for each period during such quarter that such Applicable Rate was in effect. Notwithstanding anything to the contrary contained herein, upon request of the Majority Lenders, while any Event of Default exists, all accrued and unpaid L/C Fees shall bear interest at the Default Rate. The Administrative Agent shall have exclusive dominion and control, including the exclusive right of withdrawal, over the L/C Collection Account. Other than any interest earned on the investment of such deposits, which investments shall be made at the option and sole discretion of the Administrative Agent and at the Borrower’s risk and expense, such deposits shall not bear interest. Interest or profits, if any, on such investments shall accumulate in the L/C Collection Account.

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(j)  Fronting Fee and Documentary and Processing Charges Payable to L/C Issuer. Borrower shall pay directly to the L/C Issuer for its own account a fronting fee for the issuance or extension of each Letter of Credit equal to the greater of $500 and 0.20% per annum times the maximum face amount of such Letter of Credit determined in accordance with Section 1.06. Such fronting fee shall be due and payable upon the issuance or extension of each Letter of Credit. In addition, Borrower shall pay directly to the L/C Issuer for its own account the customary issuance, presentation, amendment and other processing fees, and other standard costs and charges, of the L/C Issuer relating to letters of credit as from time to time in effect. Such individual customary fees and standard costs and charges are due and payable on demand and are nonrefundable.

(k)  Conflict with Issuer Documents. In the event of any conflict between the terms of the Loan Documents and the terms of any Issuer Documents, the terms hereof shall control.

(l)  Letters of Credit Issued for Restricted Subsidiaries. Notwithstanding that a Letter of Credit issued or outstanding hereunder is in support of any obligations of, or is for the account of, a Restricted Subsidiary, Borrower shall be obligated to reimburse the L/C Issuer hereunder for any and all drawings under such Letter of Credit. Borrower hereby acknowledges that the issuance of Letters of Credit for the account of Restricted Subsidiaries inures to the benefit of Borrower, and that Borrower’s business derives substantial benefits from the businesses of such Restricted Subsidiaries.

2.04.  Prepayments.

(a)  Borrower may, upon notice to Agent, at any time or from time to time voluntarily prepay Loans in whole or in part without premium or penalty; provided that (i) such notice must be received by Agent not later than 11:00 a.m. (A) three (3) Business Days prior to any date of prepayment of Eurodollar Rate Loans and (B) one (1) Business Day prior to any date of prepayment of Base Rate Loans; (ii) any prepayment of Eurodollar Rate Loans shall be in a principal amount of $500,000 or a whole multiple of $100,000 in excess thereof; and (iii) any prepayment of Base Rate Loans shall be in a principal amount of $100,000 or a whole multiple of $100,000 in excess thereof or, in each case, if less, the entire principal amount thereof then outstanding. Each such notice shall specify the date and amount of such prepayment and the Type(s) of Loans to be prepaid and, if Eurodollar Rate Loans are to be repaid, the Interest Period(s) of such Loans. Agent will promptly notify each Lender of its receipt of each such notice, and of the amount of such Lender’s Applicable Percentage of such prepayment. If such notice is given by Borrower, Borrower shall make such prepayment and the payment amount specified in such notice shall be due and payable on the date specified therein. Any prepayment of a Eurodollar Rate Loan shall be accompanied by all accrued interest on the amount prepaid, together with any additional amounts required pursuant to Section 3.05. Each such prepayment shall be applied to the Loans of Lenders in accordance with their respective Applicable Percentages.

(b)  If for any reason the Total New Money Outstandings at any time exceed the Effective Commitments, Borrower shall immediately prepay Loans and/or Cash Collateralize the L/C Obligations in an aggregate amount equal to such excess; provided, however, that Borrower shall not be required to Cash Collateralize the L/C Obligations pursuant to this Section 2.04(b) unless there remains any such excess after the prepayment in full of the Loans.

(c)  Notwithstanding anything to the contrary in this Agreement, no voluntary prepayment of Roll-Up Loans may be made until all New Money Loans and all other Obligations in respect thereof have been paid in full in cash and all Commitments have been terminated.

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(d)  [Reserved.]

(e)  Subject to the payment priorities set forth in the DIP Order, if any Loan Party receives any net cash proceeds from the consummation, whether in a single transaction or a series of transactions, of any Disposition, including in connection with any casualty or condemnation event, of any Loan Party’s property (other than net cash proceeds from the sale of hydrocarbons in the ordinary course of business as permitted by Section 8.05), the Borrower shall immediately prepay Loans equal to 100% of such net cash proceeds (less any prepayments from such net cash proceeds made pursuant to another clause of this Section 2.04); provided that no such prepayment shall be required unless and until the aggregate amount of net cash proceeds received by the Loan Parties after the Petition Date in connection with all such Dispositions but not applied as a prepayment pursuant to this Section 2.04 exceeds $5,000,000.

(f)  Subject to the payment priorities set forth in the DIP Order, if any Loan Party receives or realizes any net cash proceeds from any Swap Termination Event in respect of any transaction arising under any Swap Contract to which any Loan Party is a party, the Borrower shall immediately prepay Loans equal to 100% of such net cash proceeds (less any prepayments from such net cash proceeds made pursuant to another clause of this Section 2.04).

(g)  Subject to the payment priorities set forth in the DIP Order, immediately upon the incurrence of any Indebtedness (other than Indebtedness permitted pursuant to Section 8.03) by any Loan Party or any of their respective Subsidiaries or the receipt of any amount in respect of the Equity Interests of any Loan party or their respective Subsidiaries, the Borrower shall prepay Loans on the date of such incurrence or receipt equal to 100% of (i) in the case of the proceeds of any Indebtedness, 100% of the net cash proceeds thereof or (ii) in the case of amounts received in respect of any such Equity Interests, 100% of such amounts.

(h)  Each prepayment or repayment of Borrowings pursuant to this Section 2.04 shall be applied as follows: first, ratably to any Base Rate Loans that are New Money Loans then outstanding, and second, ratably to any Eurodollar Rate Loans that are New Money Loans then outstanding, and if more than one Eurodollar Rate Loan that is a New Money Loan is then outstanding, to each such Eurodollar Rate Loan in order of priority beginning with the Eurodollar Rate Loan with the least number of days remaining in the Interest Period applicable thereto, and ending with the Eurodollar Rate Loan with the most number of days remaining in the Interest Period applicable thereto, third, ratably to any Base Rate Loans that are Roll-Up Loans then outstanding, fourth, ratably to any Eurodollar Rate Loans that are Roll-Up Loans then outstanding, and if more than one Eurodollar Rate Loan that is a Roll-Up Loan is then outstanding, to each such Eurodollar Rate Loan in order of priority beginning with the Eurodollar Rate Loan with the least number of days remaining in the Interest Period applicable thereto, and ending with the Eurodollar Rate Loan with the most number of days remaining in the Interest Period applicable thereto, fifth, ratably to pay accrued and unpaid interest on, and accrued and unpaid expenses in respect of, the Obligations, to the extent due and payable in accordance with the Loan Documents, sixth, ratably to pay any principal amounts or other Obligations which have been advanced and are outstanding under the DIP Facility (including to cash collateralize L/C Obligations), and, seventh, as required by the DIP Order.

2.05.  Termination or Reduction of Commitments.

(a)  Borrower may, upon notice to Agent, terminate the Aggregate Commitments, or from time to time permanently reduce the Aggregate Commitments; provided that (i) any such notice shall be received by Agent not later than 11:00 a.m. five (5) Business Days prior to the date of termination or reduction, (ii) any such partial reduction shall be in an aggregate amount of $500,000 or any whole multiple of $500,000 in excess thereof and (iii) Borrower shall not terminate or reduce the Aggregate Commitments if, after giving effect thereto and to any concurrent prepayments hereunder, the Total New Money Outstandings would exceed the Aggregate Commitments. Agent will promptly notify the Lenders of any such notice of termination or reduction of the Aggregate Commitments. Any reduction of the Aggregate Commitments shall be applied to the Commitment of each Lender according to its Applicable Percentage. All fees accrued until the effective date of any termination of the Aggregate Commitments shall be paid on the effective date of such termination.

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(b)  Unless previously terminated, the Aggregate Commitments shall terminate on the Termination Date.

(c)  Each prepayment of Loans pursuant to Section 2.04(g) shall permanently reduce the Aggregate Commitments by the amount of such prepayment.

2.06.  Repayment of Loans. Borrower shall repay to Lenders on the Termination Date the aggregate principal amount of Loans outstanding on such date.

2.07.  Interest.

(a)  Subject to the provisions of subsection (b) below, (i) each Eurodollar Rate Loan shall bear interest on the outstanding principal amount thereof for each Interest Period at a rate per annum equal to the lesser of (1) the Eurodollar Rate for such Interest Period plus the Applicable Rate or (2) the Maximum Rate; and (ii) each Base Rate Loan shall bear interest on the outstanding principal amount thereof from the applicable borrowing date at a rate per annum equal to the lesser of (1) the Base Rate plus the Applicable Rate or (2) the Maximum Rate.

(b)  (i) If any amount of principal of any Loan is not paid when due (without regard to any applicable grace periods), whether at stated maturity, by acceleration or otherwise, then all Loans outstanding shall thereafter automatically bear interest at a fluctuating interest rate per annum at all times equal to the Default Rate to the fullest extent permitted by applicable Laws.

(ii)  If any amount (other than principal of any Loan) payable by Borrower under any Loan Document is not paid when due (without regard to any applicable grace periods), whether at stated maturity, by acceleration or otherwise, then upon the request of the Majority Lenders, then all Loans outstanding shall thereafter bear interest at a fluctuating interest rate per annum at all times equal to the Default Rate to the fullest extent permitted by applicable Laws.

(iii)  Upon the request of the Majority Lenders, while any Event of Default exists, Borrower shall pay interest on the principal amount of all outstanding Obligations hereunder at a fluctuating interest rate per annum at all times equal to the Default Rate to the fullest extent permitted by applicable Laws.

(iv)  Accrued and unpaid interest on past due amounts (including interest on past due interest) shall be due and payable upon demand.

(c)  Interest on each Loan shall be due and payable in arrears on each Interest Payment Date applicable thereto and at such other times as may be specified herein. Interest hereunder shall be due and payable in accordance with the terms hereof before and after judgment, and before and after the commencement of any proceeding under any Debtor Relief Law (including, but not limited to, the Chapter 11 Cases).

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2.08.  Fees. In addition to certain fees described in subsections (i) and (j) of Section 2.03:

(a)  Commitment Fee. Borrower shall pay to Agent for the account of the Lenders (to be paid by Agent to each Lender (other than any Defaulting Lender) in accordance with its Applicable Percentage) an aggregate commitment fee in an amount per annum equal to 0.50% per annum on the actual daily amount by which the Aggregate Commitments exceeds the sum of (i) the Outstanding Amount of Loans and (ii) the Outstanding Amount of L/C Obligations. The commitment fee shall accrue at all times during the Availability Period, including at any time during which one or more of the conditions in Article V is not met, and shall be due and payable monthly in arrears on the last Business Day of each calendar month, commencing with the first such date to occur after the Interim Facility Effective Date, and on the Termination Date. The commitment fee shall be calculated monthly in arrears, and if there is any change in the Applicable Rate during any calendar month, the actual daily amount shall be computed and multiplied by the Applicable Rate on a per diem basis separately for each period during such calendar month that such Applicable Rate was in effect.

(b)  Agent’s Fees. Borrower shall pay to Agent for Agent’s own account, fees in the amounts and at the times specified in the Fee Letter. Unless otherwise specified in the Fee Letter, such fees shall be fully earned when paid and shall be nonrefundable for any reason whatsoever.

(c)  Lenders’ Upfront Fees. On the Interim Facility Effective Date, Borrower shall pay to Agent, for the account of the Lenders (to be paid by Agent to each Lender (other than any Defaulting Lender) in accordance with its Applicable Percentage), an aggregate upfront fee in an amount equal to 1.00% of the aggregate Commitments to make New Money Loans. Such upfront fees are for the credit facilities committed by Lenders under this Agreement and are fully earned on the date paid. The upfront fee paid to each Lender is solely for its own account and is nonrefundable for any reason whatsoever.

2.09.  Computation of Interest and Fees. All computations of interest for Base Rate Loans when the Base Rate is determined by Agent’s “prime rate” shall be made on the basis of a year of 365 or 366 days, as the case may be, and actual days elapsed. All other computations of fees and interest shall be made on the basis of a 360-day year and actual days elapsed (which results in more fees or interest, as applicable, being paid than if computed on the basis of a 365-day year). Interest shall accrue on each Loan for the day on which the Loan is made, and shall not accrue on a Loan, or any portion thereof, for the day on which the Loan or such portion is paid, provided that any Loan that is repaid on the same day on which it is made shall, subject to Section 2.11(a), bear interest for one day. Each determination by Agent of an interest rate or fee hereunder shall be conclusive and binding for all purposes, absent manifest error.

2.10.  Evidence of Debt.

(a)  The Credit Extensions made by each Lender shall be evidenced by one or more accounts or records maintained by such Lender and by Agent in the ordinary course of business. The accounts or records maintained by Agent and each Lender shall be conclusive absent manifest error of the amount of the Credit Extensions made by Lenders to Borrower and the interest and payments thereon. Any failure to so record or any error in doing so shall not, however, limit or otherwise affect the obligation of Borrower hereunder to pay any amount owing with respect to the Obligations. In the event of any conflict between the accounts and records maintained by any Lender and the accounts and records of Agent in respect of such matters, the accounts and records of Agent shall control in the absence of manifest error. Upon the request of any Lender made through Agent, Borrower shall execute and deliver to such Lender (through Agent) a Note, which shall evidence such Lender’s Loans in addition to such accounts or records. Each Lender may attach schedules to its Note and endorse thereon the date, Type (if applicable), amount and maturity of its Loans and payments with respect thereto.

(b)  In addition to the accounts and records referred to in subsection (a), each Lender and Agent shall maintain in accordance with its usual practice accounts or records evidencing the purchases and sales by such Lender of participations in Letters of Credit. In the event of any conflict between the accounts and records maintained by Agent and the accounts and records of any Lender in respect of such matters, the accounts and records of Agent shall control in the absence of manifest error.

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2.11.  Payments Generally; Agent’s Clawback.

(a)  (i) General. All payments to be made by Borrower shall be made without condition or deduction for any counterclaim, defense, recoupment or setoff. Except as otherwise expressly provided herein, all payments by Borrower hereunder shall be made to Agent, for the account of the respective Lenders to which such payment is owed, at the Administrative Agent’s Office in Dollars and in immediately available funds not later than 12:00 noon on the date specified herein. Agent will promptly distribute to each Lender its Applicable Percentage (or other applicable share as provided herein) of such payment in like funds as received by wire transfer to such Lender’s Lending Office. All payments received by Agent after 12:00 noon shall be deemed received on the next succeeding Business Day and any applicable interest or fee shall continue to accrue. If any payment to be made by Borrower shall come due on a day other than a Business Day, payment shall be made on the next following Business Day, and such extension of time shall be reflected in computing interest or fees, as the case may be.

(ii)  On each date when the payment of any principal, interest or fees are due hereunder or under any Note, Borrower agrees to maintain on deposit in an ordinary checking account maintained by Borrower with Agent (as such account shall be designated by Borrower in a written notice to Agent from time to time, the “Borrower Account”) an amount sufficient to pay such principal, interest or fees in full on such date. Borrower hereby authorizes Agent (A) to deduct automatically all principal, interest or fees when due hereunder or under any Note from the Borrower Account, and (B) if and to the extent any payment of principal, interest or fees under this Agreement or any Note is not made when due to deduct any such amount from any or all of the accounts of Borrower maintained at Agent. Agent agrees to provide written notice to Borrower of any automatic deduction made pursuant to this Section 2.11(a)(ii) showing in reasonable detail the amounts of such deduction. Lenders agree to reimburse Borrower based on their Applicable Percentage for any amounts deducted from such accounts in excess of amounts due hereunder and under any other Loan Documents.

(iii)  Funding by Lenders; Presumption by Agent. Unless Agent shall have received notice from a Lender prior to the proposed date of any Borrowing of Eurodollar Rate Loans (or, in the case of any Borrowing of Base Rate Loans, prior to 12:00 noon on the date of such Borrowing) that such Lender will not make available to Agent such Lender’s share of such Borrowing, Agent may assume that such Lender has made such share available on such date in accordance with Section 2.02 (or, in the case of a Borrowing of Base Rate Loans, that such Lender has made such share available in accordance with and at the time required by Section 2.02) and may, in reliance upon such assumption, make available to Borrower a corresponding amount. In such event, if a Lender has not in fact made its share of the applicable Borrowing available to Agent, then the applicable Lender and Borrower severally agree to pay to Agent forthwith on demand such corresponding amount in immediately available funds with interest thereon, for each day from and including the date such amount is made available to Borrower to but excluding the date of payment to Agent, at (A) in the case of a payment to be made by such Lender, the greater of the Federal Funds Rate and a rate determined by Agent in accordance with banking industry rules on interbank compensation, plus any administrative, processing or similar fees customarily charged by Agent in connection with the foregoing and (B) in the case of a payment to be made by Borrower, the interest rate applicable to Base Rate Loans. If Borrower and such Lender shall pay such interest to Agent for the same or an overlapping period, Agent shall promptly remit to Borrower the amount of such interest paid by Borrower for such period. If such Lender pays its share of the applicable Borrowing to Agent, then the amount of its share of such applicable Borrowing so paid shall constitute such Lender’s Loan included in such Borrowing. Any payment by Borrower shall be without prejudice to any claim Borrower may have against a Lender that shall have failed to make such payment to Agent.

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(iv)  Payments by Borrower; Presumptions by Agent. Unless Agent shall have received notice from Borrower prior to the date on which any payment is due to Agent for the account of the Lenders or the L/C Issuer hereunder that Borrower will not make such payment, Agent may assume that Borrower has made such payment on such date in accordance herewith and may, in reliance upon such assumption, distribute to Lenders or the L/C Issuer, as the case may be, the amount due. In such event, if Borrower has not in fact made such payment, then each of Lenders or the L/C Issuer, as the case may be, severally agrees to repay to Agent forthwith on demand the amount so distributed to such Lender or the L/C Issuer, in immediately available funds with interest thereon, for each day from and including the date such amount is distributed to it to but excluding the date of payment to Agent, at the greater of the Federal Funds Rate and a rate determined by Agent in accordance with banking industry rules on interbank compensation.

A notice of Agent to any Lender or Borrower with respect to any amount owing under this subsection (b) shall be conclusive, absent manifest error.

(b)  Failure to Satisfy Conditions Precedent. If any Lender makes available to Agent funds for any Loan to be made by such Lender as provided in the foregoing provisions of this Article II, and such funds are not made available to Borrower by Agent because the conditions to the applicable Credit Extension set forth in Article V are not satisfied or waived in accordance with the terms hereof, Agent shall return such funds (in like funds as received from such Lender) to such Lender, without interest.

(c)  Obligations of Lenders Several. The obligations of Lenders hereunder to make Loans, to fund participations in Letters of Credit and to make payments pursuant to Section 11.04(c) are several and not joint. The failure of any Lender to make any Loan, to fund any such participation or to make any payment under Section 11.04(c) on any date required hereunder shall not relieve any other Lender of its corresponding obligation to do so on such date, and no Lender shall be responsible for the failure of any other Lender to so make its Loan, purchase its participation or to make its payment under Section 11.04(c):

(d)  Funding Source. Nothing herein shall be deemed to obligate any Lender to obtain the funds for any Loan in any particular place or manner or to constitute a representation by any Lender that it has obtained or will obtain the funds for any Loan in any particular place or manner.

2.12.  Sharing of Payments. If any Lender shall, by exercising any right of setoff or counterclaim or otherwise, obtain payment in respect of any principal of or interest on any of the Loans made by it, or the participations in L/C Obligations held by it resulting in such Lender’s receiving payment of a proportion of the aggregate amount of such Loans or participations and accrued interest thereon greater than its pro rata share thereof as provided herein, then the Lender receiving such greater proportion shall (a) notify Agent of such fact, and (b) purchase (for cash at face value) participations in the Loans and subparticipations in L/C Obligations of the other Lenders, or make such other adjustments as shall be equitable, so that the benefit of all such payments shall be shared by the Lenders ratably in accordance with the aggregate amount of principal of and accrued interest on their respective Loans and other amounts owing them, provided that:

(i)  if any such participations or subparticipations are purchased and all or any portion of the payment giving rise thereto is recovered, such participations or subparticipations shall be rescinded and the purchase price restored to the extent of such recovery, without interest; and

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(ii)  the provisions of this Section shall not be construed to apply to (x) any payment made by Borrower pursuant to and in accordance with the express terms of this Agreement (including the application of funds arising from the existence of a Defaulting Lender) or (y) any payment obtained by a Lender as consideration for the assignment of or sale of a participation in any of its Loans or subparticipations in L/C Obligations to any assignee or participant, other than to Borrower or any Subsidiary thereof (as to which the provisions of this Section shall apply).

Each Loan Party consents to the foregoing and agrees, to the extent it may effectively do so under applicable law, that any Lender acquiring a participation pursuant to the foregoing arrangements may exercise against such Loan Party rights of setoff and counterclaim with respect to such participation as fully as if such Lender were a direct creditor of such Loan Party in the amount of such participation.

2.13.  Collateral; Guarantees.

(a)  Priority and Liens. The Borrower and each Guarantor acknowledge and agree that, upon entry of the DIP Order and the delivery and execution of this Agreement, the Obligations shall at all times be secured and perfected pursuant to, and have the DIP Superpriority Claims and DIP Liens as set forth in, the DIP Order.

(b)  Payment of Obligations. On the Termination Date, the Lenders shall be entitled to immediate payment in full in cash of all Obligations without further application to, or order of, the Bankruptcy Court.

(c)  No Discharge; Survival of Claims. The Borrower and each Guarantor agree that (a) any confirmation order entered in the Chapter 11 Cases shall not discharge or otherwise affect in any way any of the Obligations, other than after the payment in full in cash to the Secured Parties of all Obligations (and the cash collateralization of all outstanding Letters of Credit in amount and subject to documentation satisfactory to the L/C Issuer) and termination of the Commitments on or before the effective date of any plan of reorganization (including, but not limited to, the Approved Plan of Reorganization) and (b) to the extent the Obligations are not satisfied in full in cash, (i) the Obligations shall not be discharged by the entry of a confirmation order (and each Loan Party, pursuant to Section 1141(d)(4) of the Bankruptcy Code, hereby waives any such discharge) and (ii) the DIP Superpriority Claim granted to the Administrative Agent, the Lenders and the other Secured Parties pursuant to the DIP Order and the Liens granted to the Administrative Agent pursuant to the DIP Order shall not be affected in any manner by the entry of a confirmation order.

(d)  Perfection and Protection of Security Interests and Liens. The Loan Parties will from time to time deliver to the Administrative Agent all financing statements, amendments, assignments and continuation statements, extension agreements and other documents, properly completed and executed (and acknowledged when required) by each Loan Party, as applicable, in form and substance satisfactory to the Administrative Agent, in each case, which the Administrative Agent requests for the purpose of perfecting, confirming, or protecting its Lien and security interest in Collateral for the purpose of securing the Obligations.

(e)  Offset. To secure the payment and performance of the Obligations, each Loan Party hereby grants the Administrative Agent and each Lender a security interest, lien, and right of offset, each of which shall be in addition to all other interests, liens, and rights of the Administrative Agent and the Lenders at common law, under this Agreement and the other Loan Documents, or otherwise, and each of which shall be upon and against (a) any and all monies, securities or other property (and the proceeds therefrom) of the Loan Parties now or hereafter held or received by or in transit to the Administrative Agent or any Lender from or for the account of any Loan Party, whether for safekeeping, custody, pledge, transmission, collection or otherwise, (b) any and all deposits (general or special, time or demand, provisional or final) of any Loan Party with the Administrative Agent or any Lender, and (c) any other credits and claims of any Loan Party at any time existing against the Administrative Agent or any Lender, including claims under certificates of deposit. During the existence of any Event of Default, the Administrative Agent or any Lender is hereby authorized to foreclose upon, offset, appropriate, and apply, at any time and from time to time, without notice to any Loan Party, any and all items hereinabove referred to against the Obligations then due and payable.

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(f)  The direct or indirect value of the consideration received and to be received by any Guarantor in connection herewith is reasonably worth at least as much as the liability and obligations of such Guarantor hereunder and under the other Loan Documents, and the incurrence of such liability and obligations in return for such consideration may reasonably be expected to benefit such Guarantor, directly or indirectly.

2.14.  Cash Collateral. At any time that there shall exist a Defaulting Lender, within one Business Day following the written request of Administrative Agent or the L/C Issuer (with a copy to Administrative Agent), Borrower shall Cash Collateralize the L/C Issuer’s Fronting Exposure with respect to such Defaulting Lender (determined after giving effect to Section 2.15(a)(iv) and any Cash Collateral provided by such Defaulting Lender) in an amount not less than the Minimum Collateral Amount.

(a)  Grant of Security Interest. Borrower, and to the extent provided by any Defaulting Lender, such Defaulting Lender, hereby grants to Administrative Agent, for the benefit of the L/C Issuer, and agrees to maintain, a first priority security interest in all such Cash Collateral as security for the Defaulting Lenders’ obligation to fund participations in respect of L/C Obligations, to be applied pursuant to clause (b) below. If at any time Administrative Agent determines that Cash Collateral is subject to any right or claim of any Person other than Administrative Agent and the L/C Issuer as herein provided, or that the total amount of such Cash Collateral is less than the Minimum Collateral Amount, Borrower will, promptly upon demand by Administrative Agent, pay or provide to Administrative Agent additional Cash Collateral in an amount sufficient to eliminate such deficiency (after giving effect to any Cash Collateral provided by the Defaulting Lender).

(b)  Application. Notwithstanding anything to the contrary contained in this Agreement, Cash Collateral provided under this Section 2.14 or Section 2.15 in respect of Letters of Credit shall be applied to the satisfaction of the Defaulting Lender’s obligation to fund participations in respect of L/C Obligations (including, as to Cash Collateral provided by a Defaulting Lender, any interest accrued on such obligation) for which the Cash Collateral was so provided, prior to any other application of such property as may otherwise be provided for herein.

(c)  Termination of Requirement. Cash Collateral (or the appropriate portion thereof) provided to reduce the L/C Issuer’s Fronting Exposure shall no longer be required to be held as Cash Collateral pursuant to this Section 2.14 following (i) the elimination of the applicable Fronting Exposure (including by the termination of Defaulting Lender status of the applicable Lender), or (ii) the determination by Administrative Agent and the L/C Issuer that there exists excess Cash Collateral; provided that, subject to Section 2.15, the Person providing Cash Collateral and the L/C Issuer may agree that Cash Collateral shall be held to support future anticipated Fronting Exposure or other obligations and provided, further, that to the extent that such Cash Collateral was provided by Borrower, such Cash Collateral shall remain subject to the security interest granted pursuant to the Loan Documents.

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2.15.  Defaulting Lenders.

(a)  Defaulting Lender Adjustments. Notwithstanding anything to the contrary contained in this Agreement, if any Lender becomes a Defaulting Lender, then, until such time as such Lender is no longer a Defaulting Lender, to the extent permitted by applicable law:

(i)  Waivers and Amendments. Such Defaulting Lender’s right to approve or disapprove any amendment, waiver or consent with respect to this Agreement shall be restricted as set forth in the definition of Majority Lenders and Required Lenders.

(ii)  Defaulting Lender Waterfall. Any payment of principal, interest, fees or other amounts received by the Administrative Agent for the account of such Defaulting Lender (whether voluntary or mandatory, at maturity, pursuant to Article IX or otherwise) or received by the Administrative Agent from a Defaulting Lender pursuant to Section 11.08 shall be applied at such time or times as may be determined by the Administrative Agent as follows: first, to the payment of any amounts owing by such Defaulting Lender to the Administrative Agent hereunder; second, to the payment on a pro rata basis of any amounts owing by such Defaulting Lender to the L/C Issuer hereunder; third, to Cash Collateralize the L/C Issuer’s Fronting Exposure with respect to such Defaulting Lender in accordance with Section 2.14; fourth, as the Borrower may request (so long as no Default exists), to the funding of any Loan in respect of which such Defaulting Lender has failed to fund its portion thereof as required by this Agreement, as determined by the Administrative Agent; fifth, if so determined by the Administrative Agent and the Borrower, to be held in a deposit account and released pro rata in order to (x) satisfy such Defaulting Lender’s potential future funding obligations with respect to Loans under this Agreement and (y) Cash Collateralize the L/C Issuer’s future Fronting Exposure with respect to such Defaulting Lender with respect to future Letters of Credit issued under this Agreement, in accordance with Section 2.14; sixth, to the payment of any amounts owing to the Lenders or the L/C Issuer as a result of any judgment of a court of competent jurisdiction obtained by any Lender or the L/C Issuer against such Defaulting Lender as a result of such Defaulting Lender’s breach of its obligations under this Agreement; seventh, so long as no Default exists, to the payment of any amounts owing to the Borrower as a result of any judgment of a court of competent jurisdiction obtained by the Borrower against such Defaulting Lender as a result of such Defaulting Lender’s breach of its obligations under this Agreement; and eighth, to such Defaulting Lender or as otherwise directed by a court of competent jurisdiction; provided that if (x) such payment is a payment of the principal amount of any Loans or L/C Obligations in respect of which such Defaulting Lender has not fully funded its appropriate share, and (y) such Loans were made or the related Letters of Credit were issued at a time when the conditions set forth in Section 5.02 were satisfied or waived, such payment shall be applied solely to pay the Loans of, and L/C Obligations owed to, all Non-Defaulting Lenders on a pro rata basis prior to being applied to the payment of any Loans of, or L/C Obligations owed to, such Defaulting Lender until such time as all Loans and funded and unfunded participations in L/C Obligations are held by the Lenders pro rata in accordance with the Commitments without giving effect to Section 2.15(a)(iv). Any payments, prepayments or other amounts paid or payable to a Defaulting Lender that are applied (or held) to pay amounts owed by a Defaulting Lender or to post Cash Collateral pursuant to this Section 2.15(a)(ii) shall be deemed paid to and redirected by such Defaulting Lender, and each Lender irrevocably consents hereto.

(iii)  Certain Fees.

(A)  No Defaulting Lender shall be entitled to receive any commitment fee under Section 2.08(a) for any period during which that Lender is a Defaulting Lender (and the Borrower shall not be required to pay any such fee that otherwise would have been required to have been paid to that Defaulting Lender).

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(B)  Each Defaulting Lender shall be entitled to receive L/C Fees for any period during which that Lender is a Defaulting Lender only to the extent allocable to its Applicable Percentage of the stated amount of Letters of Credit for which it has provided Cash Collateral pursuant to Section 2.14.

(C)  With respect to any fee not required to be paid to any Defaulting Lender pursuant to clause (A) or (B) above, the Borrower shall (x) pay to each Non-Defaulting Lender that portion of any such fee otherwise payable to such Defaulting Lender with respect to such Defaulting Lender’s participation in L/C Obligations that has been reallocated to such Non-Defaulting Lender pursuant to clause (iv) below, (y) pay to the L/C Issuer the amount of any such fee otherwise payable to such Defaulting Lender to the extent allocable to the L/C Issuer’s Fronting Exposure to such Defaulting Lender, and (z) not be required to pay the remaining amount of any such fee.

(iv)  Reallocation of Participations to Reduce Fronting Exposure. All or any part of such Defaulting Lender’s participation in L/C Obligations shall be reallocated among the Non-Defaulting Lenders in accordance with their respective Applicable Percentages (calculated without regard to such Defaulting Lender’s Commitment) but only to the extent that (x) the conditions set forth in Section 5.02 are satisfied at the time of such reallocation (and, unless the Borrower shall have otherwise notified the Administrative Agent at such time, the Borrower shall be deemed to have represented and warranted that such conditions are satisfied at such time), and (y) such reallocation does not cause such Non-Defaulting Lender’s Applicable Percentage of the Outstanding Amount to exceed such Non-Defaulting Lender’s Commitment. No reallocation hereunder shall constitute a waiver or release of any claim of any party hereunder against a Defaulting Lender arising from that Lender having become a Defaulting Lender, including any claim of a Non-Defaulting Lender as a result of such Non-Defaulting Lender’s increased exposure following such reallocation.

(v)  Cash Collateral. If the reallocation described in clause (iv) above cannot, or can only partially, be effected, the Borrower shall, without prejudice to any right or remedy available to it hereunder or under law, Cash Collateralize the L/C Issuer’s Fronting Exposure in accordance with the procedures set forth in Section 2.14.

(b)  Defaulting Lender Cure. If the Borrower, the Administrative Agent and the L/C Issuer agree in writing that a Lender is no longer a Defaulting Lender, the Administrative Agent will so notify the parties hereto, whereupon as of the effective date specified in such notice and subject to any conditions set forth therein (which may include arrangements with respect to any Cash Collateral), that Lender will, to the extent applicable, purchase at par that portion of outstanding Loans of the other Lenders or take such other actions as the Administrative Agent may determine to be necessary to cause the Loans and funded and unfunded participations in Letters of Credit to be held pro rata by the Lenders in accordance with the Commitments (without giving effect to Section 2.15(a)(iv)), whereupon such Lender will cease to be a Defaulting Lender; provided that no adjustments will be made retroactively with respect to fees accrued or payments made by or on behalf of the Borrower while that Lender was a Defaulting Lender; and provided, further, that except to the extent otherwise expressly agreed by the affected parties, no change hereunder from Defaulting Lender to Lender will constitute a waiver or release of any claim of any party hereunder arising from that Lender’s having been a Defaulting Lender.

(c)  New Letters of Credit. So long as any Lender is a Defaulting Lender, the L/C Issuer shall not be required to issue, extend, renew or increase any Letter of Credit unless it is satisfied that it will have no Fronting Exposure after giving effect thereto.

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ARTICLE III. TAXES, YIELD PROTECTION AND ILLEGALITY

3.01.  Taxes.

(a)  Defined Terms. For the purposes of this Section 3.01, the term “Lender” includes the L/C Issuer and the term “applicable law” includes FATCA.

(b)  Payments Free of Taxes. Any and all payments by or on account of any obligation of Borrower under any Loan Document shall be made without deduction or withholding for any Taxes, except as required by applicable law. If any applicable law (as determined in the good faith discretion of an applicable Withholding Agent) requires the deduction or withholding of any Tax from any such payment by a Withholding Agent, then the applicable Withholding Agent shall be entitled to make such deduction or withholding and shall timely pay the full amount deducted or withheld to the relevant Governmental Authority in accordance with applicable law and, if such Tax is an Indemnified Tax, then the sum payable by Borrower shall be increased as necessary so that after such deduction or withholding has been made (including such deductions and withholdings applicable to additional sums payable under this Section 3.01) the applicable Recipient receives an amount equal to the sum it would have received had no such deduction or withholding been made.

(c)  Payment of Other Taxes by Borrower. Borrower shall timely pay to the relevant Governmental Authority in accordance with applicable law, or at the option of Agent timely reimburse it for the payment of, any Other Taxes.

(d)  Indemnification by Borrower. Borrower shall indemnify each Recipient, within 10 days after demand therefor, for the full amount of any Indemnified Taxes (including Indemnified Taxes imposed or asserted on or attributable to amounts payable under this Section) payable or paid by such Recipient or required to be withheld or deducted from a payment to such Recipient and any penalties, interest and reasonable expenses arising therefrom or with respect thereto (other than any such penalties, interest and expenses resulting from such Recipient’s gross negligence or willful misconduct provided that for purposes of clarification, contesting the payment of any such Indemnified Taxes shall not be considered gross negligence or willful misconduct), whether or not such Indemnified Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to Borrower by a Lender or the L/C Issuer (with a copy to Agent), or by Agent on its own behalf or on behalf of a Lender or the L/C Issuer, shall be conclusive absent manifest error.

(e)  Indemnification by the Lenders. Each Lender shall severally indemnify Agent, within 10 days after demand therefor, for (i) any Indemnified Taxes attributable to such Lender (but only to the extent that Borrower has not already indemnified Agent for such Indemnified Taxes and without limiting the obligation of Borrower to do so), (ii) any Taxes attributable to such Lender’s failure to comply with the provisions of Section 11.06(d) relating to the maintenance of any Participant Register and (iii) any Excluded Taxes attributable to such Lender, in each case, that are payable or paid by Agent in connection with any Loan Document, and any reasonable expenses arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to any Lender by Agent shall be conclusive absent manifest error. Each Lender hereby authorizes Agent to set off and apply any and all amounts at any time owing to such Lender under any Loan Document or otherwise payable by Agent to the Lender from any other source against any amount due to Agent under this paragraph (e).

(f)  Evidence of Payments. As soon as practicable after any payment of Taxes by Borrower to a Governmental Authority pursuant to this Section 3.01, Borrower shall deliver to Agent the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to Agent.

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(g)  Status of Lenders.

(i)  Any Lender that is entitled to an exemption from or reduction of withholding Tax with respect to payments made under any Loan Document shall deliver to Borrower and Agent, at the time or times reasonably requested by Borrower or Agent, such properly completed and executed documentation reasonably requested by Borrower or Agent as will permit such payments to be made without withholding or at a reduced rate of withholding. In addition, any Lender, if reasonably requested by Borrower or the Agent, shall deliver such other documentation prescribed by applicable law or reasonably requested by Borrower or the Agent as will enable Borrower or the Agent to determine whether or not such Lender is subject to backup withholding or information reporting requirements. Notwithstanding anything to the contrary in the preceding two sentences, the completion, execution and submission of such documentation (other than such documentation set forth in Section 3.01(g)(ii)(A), (ii)(B) and (ii)(D) below) shall not be required if in the Lender’s reasonable judgment such completion, execution or submission would subject such Lender to any material unreimbursed cost or expense or would materially prejudice the legal or commercial position of such Lender.

(ii)  Without limiting the generality of the foregoing, in the event that Borrower is a U.S. Borrower,

(A)  any Lender that is a U.S. Person shall deliver to Borrower and Agent on or prior to the date on which such Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of Borrower or Agent), executed originals of IRS Form W-9 certifying that such Lender is exempt from U.S. federal backup withholding tax;

(B)  any Foreign Lender shall, to the extent it is legally entitled to do so, deliver to Borrower and the Agent (in such number of copies as shall be requested by the recipient) on or prior to the date on which such Foreign Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of Borrower or the Agent), whichever of the following is applicable:

(1)	in the case of a Foreign Lender claiming the benefits of an income tax treaty to which the United States is a party (x) with respect to payments of interest under any Loan Document, executed originals of IRS Form W-8BEN establishing an exemption from, or reduction of, U.S. federal withholding Tax pursuant to the “interest” article of such tax treaty and (y) with respect to any other applicable payments under any Loan Document, IRS Form W-8BEN establishing an exemption from, or reduction of, U.S. federal withholding Tax pursuant to the “business profits” or “other income” article of such tax treaty;

(2)	executed originals of IRS Form W-8ECI;

(3)	in the case of a Foreign Lender claiming the benefits of the exemption for portfolio interest under Section 881(c) of the Code, (x) a certificate substantially in the form of Exhibit K-1 to the effect that such Foreign Lender is not a “bank” within the meaning of Section 881(c)(3)(A) of the Code, a “10 percent shareholder” of Borrower within the meaning of Section 881(c)(3)(B) of the Code, or a “controlled foreign corporation” described in Section 881(c)(3)(C) of the Code (a “U.S. Tax Compliance Certificate”) and (y) executed originals of IRS Form W-8BEN; or

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(4)	to the extent a Foreign Lender is not the beneficial owner, executed originals of IRS Form W-8IMY, accompanied by IRS Form W-8ECI, IRS Form W-8BEN, a U.S. Tax Compliance Certificate substantially in the form of Exhibit K-2 or Exhibit K-4, IRS Form W-9, and/or other certification documents from each beneficial owner, as applicable; provided that if the Foreign Lender is a partnership and one or more direct or indirect partners of such Foreign Lender are claiming the portfolio interest exemption, such Foreign Lender may provide a U.S. Tax Compliance Certificate substantially in the form of Exhibit K-3 on behalf of each such direct and indirect partner;

(C)  any Foreign Lender shall, to the extent it is legally entitled to do so, deliver to Borrower and Agent (in such number of copies as shall be requested by the recipient) on or prior to the date on which such Foreign Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of Borrower or Agent), executed originals of any other form prescribed by applicable law as a basis for claiming exemption from or a reduction in U.S. federal withholding Tax, duly completed, together with such supplementary documentation as may be prescribed by applicable law to permit Borrower or Agent to determine the withholding or deduction required to be made; and

(D)  if a payment made to a Lender under any Loan Document would be subject to U.S. federal withholding Tax imposed by FATCA if such Lender were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the Code, as applicable), such Lender shall deliver to Borrower and Agent at the time or times prescribed by law and at such time or times reasonably requested by Borrower or Agent such documentation prescribed by applicable law (including as prescribed by Section 1471(b)(3)(C)(i) of the Code) and such additional documentation reasonably requested by Borrower or Agent as may be necessary for Borrower and Agent to comply with their obligations under FATCA and to determine that such Lender has complied with such Lender’s obligations under FATCA or to determine the amount to deduct and withhold from such payment. Solely for purposes of this clause (D), “FATCA” shall include any amendments made to FATCA after the date of this Agreement.

Each Lender agrees that if any form or certification it previously delivered expires or becomes obsolete or inaccurate in any respect, it shall update such form or certification or promptly notify Borrower and Agent in writing of its legal inability to do so.

(h)  Treatment of Certain Refunds. If any party determines, in its sole discretion exercised in good faith, that it has received a refund of any Taxes as to which it has been indemnified pursuant to this Section 3.01 (including by the payment of additional amounts pursuant to this Section 3.01), it shall pay to the indemnifying party an amount equal to such refund (but only to the extent of indemnity payments made under this Section with respect to the Taxes giving rise to such refund), net of all out-of-pocket expenses (including Taxes) of such indemnified party and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund). Such indemnifying party, upon the request of such indemnified party, shall repay to such indemnified party the amount paid over pursuant to this paragraph (h) (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) in the event that such indemnified party is required to repay such refund to such Governmental Authority. Notwithstanding anything to the contrary in this paragraph (h), in no event will the indemnified party be required to pay any amount to an indemnifying party pursuant to this paragraph (h) the payment of which would place the indemnified party in a less favorable net after-Tax position than the indemnified party would have been in if the Tax subject to indemnification and giving rise to such refund had not been deducted, withheld or otherwise imposed and the indemnification payments or additional amounts with respect to such Tax had never been paid. This paragraph shall not be construed to require any indemnified party to make available its Tax returns (or any other information relating to its Taxes that it deems confidential) to the indemnifying party or any other Person.

CREDIT AGREEMENT – Page 53

(i)  Survival. Each party’s obligations under this Section 3.01 shall survive the resignation or replacement of Agent or any assignment of rights by, or the replacement of, a Lender, the termination of the Commitments and the repayment, satisfaction or discharge of all obligations under any Loan Document and the occurrence of the Release Date.

3.02.  Illegality. If any Lender determines that any Law has made it unlawful, or that any Governmental Authority has asserted that it is unlawful, for any Lender or its applicable Lending Office to make, maintain or fund Eurodollar Rate Loans, or to determine or charge interest rates based upon the Eurodollar Rate, or any Governmental Authority has imposed material restrictions on the authority of such Lender to purchase or sell, or to take deposits of, Dollars in the London interbank market, then, on notice thereof by such Lender to Borrower through Agent, any obligation of such Lender to make or continue Eurodollar Rate Loans or to convert Base Rate Loans to Eurodollar Rate Loans shall be suspended until such Lender notifies Agent and Borrower that the circumstances giving rise to such determination no longer exist. Upon receipt of such notice, Borrower shall, upon demand from such Lender (with a copy to Agent), prepay (on a pro rata basis) or, if applicable, convert all Eurodollar Rate Loans of such Lender to Base Rate Loans, either on the last day of the Interest Period therefor, if such Lender may lawfully continue to maintain such Eurodollar Rate Loans to such day, or immediately, if such Lender may not lawfully continue to maintain such Eurodollar Rate Loans. Upon any such prepayment or conversion, Borrower shall also pay accrued interest on the amount so prepaid or converted and all amounts due under Section 3.05 in accordance with the terms thereof due to such prepayment or conversion.

3.03.  Inability to Determine Rates. If Agent determines in connection with any request for a Eurodollar Rate Loan or a conversion to or continuation thereof that (a) Dollar deposits are not being offered to banks in the London interbank eurodollar market for the applicable amount and Interest Period of such Eurodollar Rate Loan, (b) adequate and reasonable means do not exist for determining the Eurodollar Base Rate for any requested Interest Period with respect to a proposed Eurodollar Rate Loan, or (c) the Eurodollar Base Rate for any requested Interest Period with respect to a proposed Eurodollar Rate Loan does not adequately and fairly reflect the cost to such Lenders of funding such Loan, Agent will promptly so notify Borrower and each Lender. Thereafter, the obligation of Lenders to make or maintain Eurodollar Rate Loans shall be suspended until Agent (upon the instruction of the Majority Lenders) revokes such notice. Upon receipt of such notice, Borrower may revoke any pending request for a Borrowing of, conversion to or continuation of Eurodollar Rate Loans or, failing that, will be deemed to have converted such request into a request for a Borrowing of Base Rate Loans in the amount specified therein.

3.04.  Increased Costs.

(a)  Increased Costs Generally. If any Change in Law shall:

(i)  impose, modify or deem applicable any reserve, special deposit, compulsory loan, insurance charge or similar requirement against assets of, deposits with or for the account of, or credit extended or participated in by, any Lender (except any reserve requirement reflected in the Eurodollar Rate) or the L/C Issuer;

CREDIT AGREEMENT – Page 54

(ii)  subject any Recipient to any Taxes (other than (A) Indemnified Taxes, (B) Taxes described in clauses (b) through (d) of the definition of Excluded Taxes and (C) Other Connection Taxes) on its loans, loan principal, letters of credit, commitments, or other obligations, or its deposits, reserves, other liabilities or capital attributable thereto; or

(iii)  impose on any Lender or the L/C Issuer or the London interbank market any other condition, cost or expense (other than Taxes) affecting this Agreement or Loans made by such Lender or any Letter of Credit or participation therein;

and the result of any of the foregoing shall be to increase the cost to such Lender or such other Recipient of making, converting to, continuing or maintaining any Loan or of maintaining its obligation to make any such Loan, or to increase the cost to such Lender, such L/C Issuer or such other Recipient of participating in, issuing or maintaining any Letter of Credit (or of maintaining its obligation to participate in or to issue any Letter of Credit), or to reduce the amount of any sum received or receivable by such Lender, L/C Issuer or other Recipient hereunder (whether of principal, interest or any other amount) then, upon request of such Lender, L/C Issuer or other Recipient, Borrower will pay to such Lender, L/C Issuer or other Recipient, as the case may be, such additional amount or amounts as will compensate such Lender, L/C Issuer or other Recipient, as the case may be, for such additional costs incurred or reduction suffered.

(b)  Capital Requirements. If any Lender or the L/C Issuer determines that any Change in Law affecting such Lender or the L/C Issuer or any Lending Office of such Lender or such Lender’s or the L/C Issuer’s holding company, if any, regarding capital or liquidity requirements, has or would have the effect of reducing the rate of return on such Lender’s or the L/C Issuer’s capital or on the capital of such Lender’s or the L/C Issuer’s holding company, if any, as a consequence of this Agreement, the Commitments of such Lender or the Loans made by, or participations in Letters of Credit held by, such Lender, or the Letters of Credit issued by the L/C Issuer, to a level below that which such Lender or the L/C Issuer or such Lender’s or the L/C Issuer’s holding company could have achieved but for such Change in Law (taking into consideration such Lender’s or the L/C Issuer’s policies and the policies of such Lender’s or the L/C Issuer’s holding company with respect to capital adequacy), then, upon request of such Lender or the L/C Issuer, from time to time Borrower will pay to such Lender or the L/C Issuer, as the case may be, such additional amount or amounts as will compensate such Lender or the L/C Issuer or such Lender’s or the L/C Issuer’s holding company for any such reduction suffered.

(c)  Certificates for Reimbursement. A certificate of a Lender or the L/C Issuer setting forth the amount or amounts necessary to compensate such Lender or the L/C Issuer or its holding company, as the case may be, as specified in subsection (a) or (b) of this Section and delivered to Borrower, shall be conclusive absent manifest error. Borrower shall pay such Lender or the L/C Issuer, as the case may be, the amount shown as due on any such certificate within 10 days after receipt thereof.

(d)  Delay in Requests. Failure or delay on the part of any Lender or the L/C Issuer to demand compensation pursuant to the foregoing provisions of this Section shall not constitute a waiver of such Lender’s or the L/C Issuer’s right to demand such compensation; provided that Borrower shall not be required to compensate a Lender or the L/C Issuer pursuant to the foregoing provisions of this Section for any increased costs incurred or reductions suffered more than six months prior to the date that such Lender or the L/C Issuer, as the case may be, notifies Borrower of the Change in Law giving rise to such increased costs or reductions, and of such Lender’s or the L/C Issuer’s intention to claim compensation therefor (except that, if the Change in Law giving rise to such increased costs or reductions is retroactive, then the six-month period referred to above shall be extended to include the period of retroactive effect thereof).

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(e)  Protection Absolute. The protection of this Section 3.04 shall be available to each Lender and the L/C Issuer regardless of any potential contention of the invalidity or inapplicability of the Change in Law that shall have occurred or been imposed.

3.05.  Compensation for Losses. Upon demand of any Lender (with a copy to Agent) from time to time, Borrower shall promptly compensate such Lender for and hold such Lender harmless from any actual loss, cost or expense incurred by it as a result of:

(a)  any continuation, conversion, payment or prepayment of any Loan other than a Base Rate Loan on a day other than the last day of the Interest Period for such Loan (whether voluntary, mandatory, automatic, by reason of acceleration, or otherwise);

(b)  any failure by Borrower (for a reason other than the failure of such Lender to make a Loan) to prepay, borrow, continue or convert any Loan other than a Base Rate Loan on the date or in the amount notified by Borrower; or

(c)  any assignment of a Eurodollar Rate Loan on a day other than the last day of the Interest Period therefor as a result of a request by the Borrower pursuant to Section 11.14;

including any loss of anticipated profits and any loss or expense arising from the liquidation or reemployment of funds obtained by it to maintain such Loan or from fees payable to terminate the deposits from which such funds were obtained. Borrower shall also pay any customary administrative fees charged by such Lender in connection with the foregoing. For purposes of calculating amounts payable by Borrower to Lenders under this Section 3.05, each Lender shall be deemed to have funded each Eurodollar Rate Loan made by it at the Eurodollar Base Rate used in determining the Eurodollar Rate for such Loan by a matching deposit or other borrowing in the London interbank eurodollar market for a comparable amount and for a comparable period, whether or not such Eurodollar Rate Loan was in fact so funded.

3.06.  Mitigation Obligations.

(a)  Designation of a Different Lending Office. If any Lender requests compensation under Section 3.04, or Borrower is required to pay any Indemnified Taxes or additional amounts to any Lender, the L/C Issuer, or any Governmental Authority for the account of any Lender or the L/C Issuer pursuant to Section 3.01, or if any Lender gives a notice pursuant to Section 3.02, then such Lender or the L/C Issuer shall, as applicable, (at the request of Borrower) use reasonable efforts to designate a different Lending Office for funding or booking its Loans hereunder or to assign its rights and obligations hereunder to another of its offices, branches or affiliates, if, in the judgment of such Lender or the L/C Issuer, such designation or assignment (i) would eliminate or reduce amounts payable pursuant to Section 3.01 or 3.04, as the case may be, in the future, or eliminate the need for the notice pursuant to Section 3.02, as applicable, and (ii) in each case, would not subject such Lender or the L/C Issuer, as the case may be, to any unreimbursed cost or expense and would not otherwise be disadvantageous to such Lender or the L/C Issuer, as the case may be. Borrower hereby agrees to pay all reasonable costs and expenses incurred by any Lender or the L/C Issuer in connection with any such designation or assignment.

(b)  [Reserved].

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3.07.  Effect of Benchmark Transition Event.

(a)  Benchmark Replacement. Notwithstanding anything to the contrary herein or in any other Loan Document, upon the occurrence of a Benchmark Transition Event or an Early Opt-in Election, as applicable, Agent and Borrower may amend this Agreement to replace the Eurodollar Rate with a Benchmark Replacement. Any such amendment with respect to a Benchmark Transition Event will become effective five (5) Business Days after Agent, with approval of the Borrower, has posted such proposed amendment to all Lenders and Borrower, so long as Agent has not received, by such time, written notice of objection to such amendment from Lenders comprising the Majority Lenders. Any such amendment with respect to an Early Opt-in Election will become effective on the date that Lenders comprising the Majority Lenders and the Borrower have delivered to Agent written notice that such Majority Lenders and the Borrower accept such amendment. No replacement of the Eurodollar Rate with a Benchmark Replacement pursuant to this Section 3.07 will occur prior to the applicable Benchmark Transition Start Date.

(b)  Benchmark Replacement Conforming Changes. In connection with the implementation of a Benchmark Replacement, Agent will have the right to make Benchmark Replacement Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Loan Document, any amendments implementing such Benchmark Replacement Conforming Changes will become effective without any further action or consent of any other party to this Agreement other than the Borrower.

(c)  Notices; Standards for Decisions and Determinations. Agent will promptly notify Borrower and the Lenders of (i) any occurrence of a Benchmark Transition Event or an Early Opt-in Election, as applicable, and its related Benchmark Replacement Date and Benchmark Transition Start Date, (ii) the implementation of any Benchmark Replacement, (iii) the effectiveness of any Benchmark Replacement Conforming Changes and (iv) the commencement or conclusion of any Benchmark Unavailability Period. Any determination, decision or election that may be made by Agent or Lenders pursuant to this Section 3.07, including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action, will be conclusive and binding absent manifest error and may be made in its or their reasonable discretion and without consent from any other party hereto, except the Borrower, in each case, as expressly required pursuant to this Section 3.07 and the defined terms used herein.

(d)  Benchmark Unavailability Period. Upon Borrower’s receipt of notice of the commencement of a Benchmark Unavailability Period, Borrower may revoke any request for a Borrowing of, conversion to or continuation of Eurodollar Rate Loans to be made, converted or continued during any Benchmark Unavailability Period, in each case without incurring any liability under Section 3.04, and, failing that, Borrower will be deemed to have converted any such request into a request for a Borrowing of or conversion to Base Rate Loans. During any Benchmark Unavailability Period, the component of the Base Rate based upon the Eurodollar Rate will not be used in any determination of the Base Rate.

3.08.  Survival. All of Borrower’s obligations under this Article III shall survive termination of the Aggregate Commitments and the occurrence of the Release Date.

ARTICLE IV. RESERVED

ARTICLE V. CONDITIONS PRECEDENT TO CREDIT EXTENSIONS

5.01.  Interim Facility Effective Date. The obligation of the L/C Issuer and each Lender to enter into and execute this Agreement and make Loans and other Credit Extensions hereunder during the Interim Period shall commence on the first Business Day (the “Interim Facility Effective Date”) when each of the following conditions precedent shall have been satisfied in a manner satisfactory to the Administrative Agent:

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(a)  Agent’s receipt of the following, each of which shall be originals or electronic copies (followed promptly by originals) unless otherwise specified, each properly executed by a Responsible Officer of the signing Loan Party, each dated the Interim Facility Effective Date (or, in the case of certificates of governmental officials, a recent date before the Interim Facility Effective Date) and each in form and substance satisfactory to Agent and each of the Lenders:

(i)  executed counterparts of this Agreement and the other Loan Documents to be executed and delivered on or prior to such date, from each party hereto or thereto, as applicable, signed on behalf of such party, sufficient in number for distribution to Agent, each Lender and Borrower

(ii)  a Note executed by Borrower in favor of each Lender requesting a Note;

(iii)  such certificates of resolutions or other action, incumbency certificates and/or other certificates of Responsible Officers of each Loan Party as Agent may require evidencing the identity, authority and capacity of each Responsible Officer thereof authorized to act as a Responsible Officer in connection with this Agreement and the other Loan Documents to which such Loan Party is a party;

(iv)  such documents and certifications as Agent may require to evidence that each Loan Party is duly organized or formed, and that each Loan Party is validly existing, in good standing and qualified to engage in business in its jurisdiction of incorporation, formation or organization, as applicable;

(v)  a favorable opinion of counsel to the Loan Parties acceptable to Agent addressed to Agent and each Lender, as to such matters concerning the Loan Parties and the Loan Documents as Agent may reasonably request and in form and substance reasonably satisfactory to Agent;

(vi)  [reserved];

(vii)  a certificate signed by a Responsible Officer of Borrower certifying (A) that the conditions specified in Sections 5.02(a) and (b) have been satisfied, and (B) that there has been no event or circumstance since the Petition Date that has had or could have, either individually or in the aggregate, a Material Adverse Effect;

(viii)  [reserved];

(ix)  a schedule of Swap Contracts then in force and effect; and

(x)  such other assurances, certificates, documents, consents or opinions as Agent, the L/C Issuer or the Majority Lenders may require.

(b)  Any fees required to be paid on or before the Interim Facility Effective Date, including the upfront fee described in Section 2.08(c), and all Transaction Expenses (as defined in the Restructuring Support Agreement) due and payable shall have been paid.

(c)  Unless waived by Agent, Borrower shall have paid all pre- and post-petition fees, charges and disbursements of counsel and Financial Advisor to Agent in accordance with Section 11.04(a) to the extent invoiced prior to or on the Interim Facility Effective Date, plus such additional amounts of such fees, charges and disbursements as shall constitute its reasonable estimate of such fees, charges and disbursements incurred or to be incurred by it through the Final Facility Effective Date (provided that such estimate shall not thereafter preclude a final settling of accounts between Borrower and Agent).

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(d)  The Petition Date shall have occurred.

(e)  The Bankruptcy Court shall have entered the Interim Order and the Hedging Order within three (3) Business Days following the Petition Date, which Interim Order and Hedging Order (i) shall have been entered on the docket of the Bankruptcy Court and (ii) shall be in full force and effect and shall not have been vacated, stayed, reversed, modified or amended in any respect without the prior written consent of the Administrative Agent and the Majority Lenders.

(f)  The Administrative Agent shall have received (i) a schedule of all “first day” motions and proposed orders to be filed with the Bankruptcy Court in connection with the commencement of the Chapter 11 Cases and (ii) in accordance with the Restructuring Support Agreement, copies of each of the “first day” motions and proposed orders that affect the rights or duties of the Secured Parties, the Prepetition Credit Agreement Agent, or the Prepetition Lenders, which orders shall be subject to the consent rights of the Administrative Agent as set forth in the Restructuring Support Agreement.

(g)  All first-day motions filed by the Loan Parties and/or their Subsidiaries, as applicable (including any motions related to any critical vendor or supplier motions) and related orders entered by the Bankruptcy Court in the Chapter 11 Cases shall be in form and substance reasonably satisfactory to the Administrative Agent.

(h)  All motions related to the DIP Facility and cash management, and related orders entered by the Bankruptcy Court (including the DIP Order and the Cash Management Order) shall be in form and substance satisfactory to the Administrative Agent.

(i)  All governmental and third-party consents, licenses and approvals required in connection with the DIP Facility shall have been obtained and remain in effect.

(j)  The making of the Loans and the issuance of the Letters of Credit, if any, shall not violate any applicable law or other requirement of a Governmental Authority and shall not have been enjoined, whether temporarily, preliminarily or permanently.

(k)  The Administrative Agent shall have received a 13-week cash flow forecast, containing line items of sufficient detail to reflect the Loan Parties’ projected receipts and disbursements for the 13-week period commencing on the Petition Date, in form and substance acceptable to the Administrative Agent and the Majority Lenders and conforming in all respects to the requirements of the “Initial Approved Budget” as defined in the DIP Order (the “Initial Budget”), together with a certificate of a Responsible Officer of the Borrower stating that such Initial Budget has been prepared on a reasonable basis and in good faith and is based on assumptions believed by the Borrower and each other Loan Party to be reasonable at the time made and from the best information then available to the Borrower and each Loan Party.

(l)  There has been no event or circumstance since the Petition Date that has had or could have, either individually or in the aggregate, a Material Adverse Effect.

(m)  The Administrative Agent and the Lenders shall have received all documentation and other information required by bank regulatory authorities under applicable “know your customer” and anti-money-laundering rules and regulations, including the PATRIOT Act, and, if the Borrower qualifies as a “legal entity customer” under the Beneficial Ownership Regulation, a Beneficial Ownership Certification in respect of the Borrower.

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(n)  The holders of the Prepetition Credit Agreement Obligations shall have received adequate protection in respect of the Liens securing such Prepetition Credit Agreement Obligations pursuant to, and on the terms set forth in, the Interim Order.

(o)  All Obligations shall be secured by a perfected Lien and security interest on all assets of the Loan Parties pursuant to, and such Lien and security interest shall have the priorities set forth in, the Interim Order, subject only to the Liens permitted by Section 8.01 and all filing and recording fees and taxes with respect to such Liens and security interests that are due and payable as of the Interim Facility Effective Date shall have been duly paid.

(p)  The Administrative Agent and the Lenders shall have received the Audited Financial Statements and the Unaudited Financial Statements.

(q)  Prior to the Petition Date, the Borrower and its Subsidiaries shall have terminated 75% of the sold call transactions for calendar year 2022 with the Lenders or their affiliates as of such date (such transactions, the “Terminated Calls” and the unpaid early termination amounts and any other amounts payable by the Borrower and its Subsidiaries in respect of such Terminated Calls, the “Terminated Call Exposure”).

(r)  The Restructuring Support Agreement shall be in full force and effect, and shall not have been terminated by the Debtors or the Consenting Stakeholders (as defined therein).

(s)  Prepetition Lenders representing a majority by number of Prepetition Lenders and holding 2/3 by amount of Prepetition Credit Agreement Obligations shall have become Lenders hereunder.

(t)  Prepetition Hedge Providers representing a majority by number of Prepetition Hedge Providers and holding 2/3 by amount of Prepetition Hedge Obligations shall have become Lenders hereunder.

Without limiting the generality of the provisions of Section 10.04, for purposes of determining compliance with the conditions specified in this Section 5.01, each Lender that has signed this Agreement shall be deemed to have consented to, approved or accepted or to be satisfied with, each document or other matter required thereunder to be consented to or approved by or acceptable or satisfactory to a Lender unless Agent shall have received notice from such Lender prior to the proposed Interim Facility Effective Date specifying its objection thereto.

5.02.  Conditions to all Credit Extensions. The obligation of each Lender to honor any Request for Credit Extension (other than a Loan Notice requesting only a conversion of Loans to the other Type, or a continuation of Eurodollar Rate Loans) is subject to the following conditions precedent:

(a)  The representations and warranties of Borrower and each other Loan Party contained in Article VI or any other Loan Document, or which are contained in any document furnished at any time under or in connection herewith or therewith, shall be true and correct on and as of the date of such Credit Extension, except to the extent that such representations and warranties specifically refer to an earlier date, in which case they shall be true and correct as of such earlier date, and except that for purposes of this Section 5.02, the representations and warranties contained in subsections (a) and (b) of Section 6.05 shall be deemed to refer to the most recent statements furnished pursuant to Section 5.01(p) or clauses (a) and (b), respectively, of Section 7.01.

(b)  No Default shall exist, or would result from such proposed Credit Extension or from the application of the proceeds thereof.

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(c)  Agent and, if applicable, the L/C Issuer shall have received a Request for Credit Extension in accordance with the requirements hereof.

(d)  Agent shall have received, in form and substance satisfactory to it, such other assurances, certificates, documents or consents related to the foregoing as Agent or the Majority Lenders may reasonably require.

(e)  All governmental and third-party consents, licenses and approvals required in connection with such Credit Extension shall have been obtained and remain in effect.

(f)  The making of such Credit Extension shall not violate any applicable law or other requirement of a Governmental Authority and shall not have been enjoined, whether temporarily, preliminarily or permanently.

(g)  The Administrative Agent shall have received all Budget updates and Variance Reports required in accordance with Section 7.02(l).

(h)  DIP Orders.

(i)  The Interim Order or Final Order, as applicable, and the Hedging Order shall be in full force and effect and shall not have been vacated, reversed, modified, amended or stayed without the written consent of the Administrative Agent and the Majority Lenders.

(ii)  The Administrative Agent shall have received a true and complete copy of the applicable DIP Order.

(iii)  The Loan Parties shall be in compliance with the applicable DIP Order.

(i)  All “second day” orders filed on or after the Petition Date shall be subject to the consent rights of the Administrative Agent as set forth in the Restructuring Support Agreement.

(j)  No chapter 11 trustee or examiner with enlarged powers (other than a fee examiner) beyond those set forth in Section 1106(a)(3) and (4) of the Bankruptcy Code shall have been appointed with respect to the Loan Parties or their property without the consent of the Administrative Agent and the Majority Lenders.

(k)  Unless waived in writing by Agent, Borrower shall have paid all documented pre- and post-petition fees, charges and disbursements of Latham & Watkins LLP, one local counsel in each applicable jurisdiction and Financial Advisor to Agent to the extent due and payable and invoiced prior to or on the date of the proposed Credit Extension (or such fees, charges and disbursements will be paid with the proceeds of the proposed Credit Extension as authorized under the DIP Order).

Each Request for Credit Extension (other than a Loan Notice requesting only a conversion of Loans to the other Type, or a continuation of Eurodollar Rate Loans) submitted by Borrower shall be deemed to be a representation and warranty that the conditions specified in Sections 5.02(a), (b), (e), (f), (g), (i) and (j) have been satisfied on and as of the date of the applicable Credit Extension.

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5.03.  Final Facility Effective Date. The obligation of the L/C Issuer and each Lender to make New Money Loans and other Credit Extensions hereunder during the Final Period shall commence on the first Business Day (the “Final Facility Effective Date”) when each of the following conditions precedent shall have been satisfied in a manner satisfactory to the Administrative Agent:

(a)  The Bankruptcy Court shall have entered the Final Order and the Hedging Order within thirty-five (35) days (or such later date consented to by the Administrative Agent and the Majority Lenders) following the Petition Date, which Final Order and Hedging Order (i) shall have been entered on the docket of the Bankruptcy Court and (ii) shall be in full force and effect and shall not have been vacated, stayed, reversed, modified or amended in any respect without the prior written consent of the Administrative Agent and the Majority Lenders.

(b)  The Final Order shall, without limitation, approve the Roll-Up Facility.

(c)  The Administrative Agent shall have received all Budget updates and Variance Reports required in accordance with Section 7.01(l).

Without limiting the generality of the provisions of Section 10.04, for purposes of determining compliance with the conditions specified in this Section 5.03, each Lender that has signed this Agreement shall be deemed to have consented to, approved or accepted or to be satisfied with, each document or other matter required thereunder to be consented to or approved by or acceptable or satisfactory to a Lender unless Agent shall have received notice from such Lender prior to the proposed Final Facility Effective Date specifying its objection thereto.

ARTICLE VI. REPRESENTATIONS AND WARRANTIES

Borrower represents and warrants to Agent and the Lenders that:

6.01.  Existence, Qualification and Power. Subject to any restrictions arising on account of the Borrower’s or any Subsidiaries’ status as a “debtor” under the Bankruptcy Code as a result of the Chapter 11 Cases and entry of the DIP Order, each Loan Party and each Restricted Subsidiary thereof (a) if an entity, is duly organized or formed, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization, (b) has all requisite power and authority and all requisite governmental licenses, authorizations, consents and approvals to (i) own or lease its assets and carry on its business and (ii) execute, deliver and perform its obligations under the Loan Documents to which it is a party, and (c) if an entity, is duly qualified and is licensed and in good standing under the Laws of each jurisdiction where its ownership, lease or operation of properties or the conduct of its business requires such qualification or license; except in each case referred to in clause (b)(i) or (c), to the extent that failure to do so could not reasonably be expected to have a Material Adverse Effect.

6.02.  Authorization; No Contravention. Subject to any restrictions arising on account of the Borrower’s or any Subsidiaries’ status as a “debtor” under the Bankruptcy Code as a result of the Chapter 11 Cases and entry of the DIP Order, the execution, delivery and performance by each Loan Party of each Loan Document to which such Person is party, have been duly authorized by all necessary corporate or other organizational action, and do not and will not (a) contravene the terms of any of such Person’s Organization Documents; (b) conflict with or result in any breach or contravention of, or the creation of any Lien under, or require any payment to be made under (i) any Contractual Obligation to which such Person is a party or affecting such Person or the properties of such Person or any of its Restricted Subsidiaries (except for such events as could not reasonably be expected to constitute a Material Adverse Effect) or (ii) any order, injunction, writ or decree of any Governmental Authority or any arbitral award to which such Person or its property is subject; or (c) violate any Law. Each Loan Party and each Restricted Subsidiary thereof is in compliance with all Contractual Obligations referred to in clause (b)(i), except to the extent that failure to do so could not reasonably be expected to have a Material Adverse Effect.

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6.03.  Governmental Authorization; Other Consents. Subject to entry of the DIP Order, no approval, consent, exemption, authorization, or other action by, or notice to, or filing with (each, a “Filing”), any Governmental Authority or any other Person is necessary or required in connection with the execution, delivery or performance by, or enforcement against, any Loan Party of this Agreement or any other Loan Document other than (i) Filings required by the Loan Documents, (ii) Filings that, if not made or obtained, would not cause a Default hereunder, and could not reasonably be expected to have a Material Adverse Effect, (iii) Filings that are customarily obtained after the closing of an acquisition of Mineral Interests, and (iv) Filings necessary in connection with the exercise of remedies under the Loan Documents.

6.04.  Binding Effect. This Agreement has been, and each other Loan Document, when delivered hereunder, will have been, duly executed and delivered by each Loan Party that is party thereto. Upon entry of the Interim Order or the Final Order, as applicable, this Agreement constitutes, and each other Loan Document when so delivered will constitute, a legal, valid and binding obligation of such Loan Party, enforceable against each Loan Party that is party thereto in accordance with its terms (i) subject to any restrictions arising on account of the Borrower’s or any Subsidiaries’ status as a “debtor” under the Bankruptcy Code as a result of the Chapter 11 Cases and entry of the DIP Order and (ii) except as the enforceability thereof may be limited by (a) other applicable bankruptcy, insolvency, moratorium and other similar Laws affecting the enforcement of creditors’ rights generally and (b) the application of general principles of equity (regardless of whether such enforceability is considered in a proceeding at law or in equity).

6.05.  Financial Statements; No Material Adverse Effect.

(a)  The Audited Financial Statements (i) were prepared in accordance with GAAP consistently applied throughout the period covered thereby, except as otherwise expressly noted therein; (ii) fairly present in all material respects the financial condition of Borrower and its Subsidiaries as of the date thereof and their results of operations for the period covered thereby in accordance with GAAP consistently applied throughout the period covered thereby, except as otherwise expressly noted therein; and (iii) show all material indebtedness and other liabilities, direct or contingent, of Borrower and its Subsidiaries as of the date thereof, including liabilities for taxes, material commitments and Indebtedness.

(b)  The Unaudited Financial Statements (i) were prepared in accordance with GAAP consistently applied throughout the period covered thereby, except as otherwise expressly noted therein, and (ii) fairly present in all material respects the financial condition of Borrower and its Subsidiaries as of the date thereof and their results of operations for the period covered thereby, subject, in the case of clauses (i) and (ii), to the absence of footnotes and to normal year-end audit adjustments.

(c)  Since the Petition Date, there has been no event or circumstance, either individually or in the aggregate, that has had or could reasonably be expected to have a Material Adverse Effect.

(d)  The Budget was prepared in good faith on the basis of the assumptions stated therein, which assumptions were fair in light of the conditions existing at the time of delivery of such forecasts, and represented, at the time of delivery, the Borrower’s best estimate of its future financial performance.

6.06.  Litigation. Other than the Chapter 11 Cases, there are no actions, suits, proceedings, claims or disputes pending or, to the knowledge of Borrower, threatened or contemplated, at law, in equity, in arbitration or before any Governmental Authority, by or against any Loan Party or against any of their properties or revenues that (a) purport to affect or pertain to this Agreement or any other Loan Document, or any of the transactions contemplated hereby, (b) either individually or in the aggregate could reasonably be expected to have a Material Adverse Effect, or (c) is not otherwise subject to the automatic stay as a result of the Chapter 11 Cases.

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6.07.  No Default. Except to the extent subject to the automatic stay under the Chapter 11 Cases, no Loan Party is in default under or with respect to any Contractual Obligation that could, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. No Default has occurred and is continuing or would result from the consummation of the transactions contemplated by this Agreement or any other Loan Document.

6.08.  Ownership of Property; Liens. Each Loan Party (i) has good record and defensible title to the Mineral Interests evaluated in the most recently delivered Reserve Report, as described in Section 6.21, and (ii) good title to the personal property used in the ordinary conduct of its business, except for such defects in title as could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The property of each Loan Party is subject to no Liens, other than Permitted Liens.

6.09.  Environmental Compliance. Borrower and its Restricted Subsidiaries have conducted in the ordinary course of business a review of claims alleging potential liability or responsibility for violation of any Environmental Law on their respective businesses, operations and properties, and as a result thereof Borrower has reasonably concluded that such claims could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or are otherwise subject to the automatic stay as a result of the Chapter 11 Cases.

6.10.  Insurance. The properties of the Loan Parties are insured with financially sound and reputable insurance companies not Affiliates of any Loan Party, in such amounts (after giving effect to any self-insurance compatible with the following standards; provided the Loan Parties may not self-insure against, and must have policies of insurance for, business interruption and named windstorm coverage), with such deductibles and covering such risks as are customarily carried by companies engaged in similar businesses and owning similar properties in localities where Borrower or the applicable Loan Party operates.

6.11.  Taxes. The Loan Parties have filed all Federal and other material tax returns and reports required to be filed, and have paid all Federal and other material taxes, assessments, fees and other governmental charges levied or imposed upon them or their properties, income or assets otherwise due and payable, except (a) those which are being contested in good faith by appropriate proceedings diligently conducted and for which adequate reserves have been provided in accordance with GAAP, (b) to the extent otherwise excused or prohibited by the Bankruptcy Code, or (c) those not yet delinquent. There is no proposed tax assessment against Borrower or any Loan Party that would, if made, reasonably be expected to have a Material Adverse Effect.

6.12.  ERISA Compliance.

(a)  Each Plan is in compliance in all material respects with the applicable provisions of ERISA, the Code and other Federal or state Laws. Each Plan that is intended to qualify under Section 401(a) of the Code has received a favorable determination letter from the IRS, is entitled to rely on a favorable opinion letter issued to the sponsor of a master or prototype plan adopted by Borrower or any ERISA Affiliate, or an application for such a letter is currently being processed by the IRS with respect thereto and, to the best knowledge of Borrower, nothing has occurred which would prevent, or cause the loss of, such qualification. Borrower and each ERISA Affiliate have made all required contributions to each Plan subject to Section 412 of the Code, and no application for a funding waiver or an extension of any amortization period pursuant to Section 412 of the Code has been made with respect to any Plan.

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(b)  There are no pending or, to the best knowledge of Borrower, threatened claims, actions or lawsuits, or action by any Governmental Authority, with respect to any Plan that could reasonably be expected to have a Material Adverse Effect. There has been no prohibited transaction or violation of the fiduciary responsibility rules with respect to any Plan that has resulted or could reasonably be expected to result in a Material Adverse Effect.

(c)  (i) No ERISA Event has occurred or is reasonably expected to occur; (ii) no Pension Plan has any Unfunded Pension Liability; (iii) neither Borrower nor any ERISA Affiliate has incurred, or reasonably expects to incur, any liability under Title IV of ERISA with respect to any Pension Plan (other than premiums due and not delinquent under Section 4007 of ERISA); (iv) neither Borrower nor any ERISA Affiliate has incurred, or reasonably expects to incur, any liability (and no event has occurred which, with the giving of notice under Section 4219 of ERISA, would result in such liability) under Sections 4201 or 4243 of ERISA with respect to a Multiemployer Plan; and (v) neither Borrower nor any ERISA Affiliate has engaged in a transaction that could be subject to Sections 4069 or 4212(c) of ERISA.

6.13.  Subsidiaries. Neither the Borrower nor any other Loan Party have any Subsidiaries other than those set forth on Schedule 6.13. Each Restricted Subsidiary and Unrestricted Subsidiary has been so designated on Schedule 6.13.

6.14.  Margin Regulations; Investment Company Act.

(a)  Borrower is not engaged and will not engage, principally or as one of its important activities, in the business of purchasing or carrying margin stock (within the meaning of Regulation U issued by the FRB), or extending credit for the purpose of purchasing or carrying margin stock.

(b)  None of Borrower, any Person Controlling Borrower, or any Restricted Subsidiary is or is required to be registered as an “investment company” under the Investment Company Act of 1940.

6.15.  Disclosure.

(a)  Borrower has disclosed to Agent and Lenders all agreements, instruments and corporate or other restrictions to which it or any of its Restricted Subsidiaries is subject, and all other matters known to it, that, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Effect. No report, financial statement, certificate or other information furnished (whether in writing or orally) by or on behalf of any Loan Party to Agent or any Lender in connection with the transactions contemplated hereby and the negotiation of this Agreement or delivered hereunder or under any other Loan Document (in each case, as modified or supplemented by other information so furnished) contains any material misstatement of fact or omits to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided that, with respect to projected financial information, Borrower represents only that such information was prepared in good faith based upon assumptions believed to be reasonable at the time; and provided further, that projections concerning volumes attributable to Mineral Interests or wells and production and costs estimates contained in each Reserve Report are necessarily based upon professional opinions, estimates and projections, and the Loan Parties do not warrant that such estimates and projections will ultimately prove to have been accurate.

(b)  As of the Interim Facility Effective Date, the information included in the Beneficial Ownership Certification is true and correct in all respects.

6.16.  Compliance with Laws. Each Loan Party is in compliance in all material respects with the requirements of all Laws and all orders, writs, injunctions and decrees applicable to it or to its properties, subject to any restrictions arising on account of the Borrower’s or any other Subsidiaries’ status as a “debtor” under the Bankruptcy Code.

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6.17.  Intellectual Property; Licenses, Etc. The Loan Parties own, or possess the right to use, all of the trademarks, service marks, trade names, copyrights, patents, patent rights, franchises, licenses and other intellectual property rights that are reasonably necessary for the operation of their respective businesses, without material conflict with the rights of any other Person. To the best knowledge of Borrower, no slogan or other advertising device, product, process, method, substance, part or other material now employed, or now contemplated to be employed, by any Loan Party infringes upon any rights held by any other Person. No claim or litigation regarding any of the foregoing is pending or, to the best knowledge of Borrower, threatened, which, either individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect.

6.18.  Rights in Collateral; Priority of Liens.

(a)  The Chapter 11 Cases were commenced on the Petition Date in accordance with applicable law and proper notice thereof and the proper notice for (x) the motions seeking approval of the Loan Documents and the DIP Facility and (y) the hearings for the approval for the DIP Order were given in each case. The Borrower has given, on a timely basis, as specified in the DIP Order, all notices required to be given on or prior to the date of this representation to all parties specified in the DIP Order.

(b)  The provisions of this Agreement and the Interim Order (with respect to the Interim Period) or the Final Order (with respect to the Final Period), as the case may be, are effective to create in favor of the Administrative Agent, for the benefit of the Secured Parties, legal, valid and perfected DIP Liens on and security interests in all right, title and interest in the Collateral, having the priority set forth in the Loan Documents, including the DIP Order, and enforceable against the Loan Parties.

(c)  Pursuant to Section 364(c)(1) of the Bankruptcy Code and the DIP Order, all Obligations and all other obligations of the Loan Parties under the Loan Documents constituting DIP Superpriority Claims shall be allowed by the Bankruptcy Court, and shall at all times be senior to the rights of Loan Parties, the estates of Loan Parties, and any successor trustee or estate representative in the Chapter 11 Cases or any subsequent proceeding or case under the Bankruptcy Code or any other Debtor Relief Law, subject only to the Carve-Out.

6.19.  Concerning the Collateral. The Mortgaged Properties are described in and covered by the Reserve Reports that have previously been delivered to and relied upon by Agent and Lenders in connection with this Agreement, and the Loan Parties own at least the decimal percentage Mineral Interest in such properties as specified in such engineering reports.

6.20.  Swap Contracts. As of the Interim Facility Effective Date, except as set forth on Schedule 6.20, no Loan Party is a party or subject to any Swap Contract. Each report delivered pursuant to Section 7.02(b) sets forth a true and complete list of (i) all Swap Contracts of Borrower and each Restricted Subsidiary, the material terms thereof (including the type, term, effective date, termination date and notional amounts or volumes), the net mark to market value thereof, and the counterparty to each such agreement.

6.21.  Engineering Reports. Each Loan Party owns or will own the net interest and production attributable to the wells and units evaluated in the most recent Reserve Report it has previously furnished to Agent, except such as may result from customary provisions of operating agreements requiring parties thereto to pay the share of costs of a defaulting party or allowing for the acquisition of the interests of any nonparticipating parties. The ownership of such properties shall not in the aggregate in any material respect obligate such Loan Party to bear costs and expenses relating to the maintenance, development and operations of such properties in an amount materially in excess of the working interests of such properties as shown in such Reserve Report. Each Loan Party has paid all royalties payable under the oil and gas leases to which it is an operator, except to those contested in accordance with the terms of the applicable joint operating agreement or otherwise contested in good faith by appropriate proceedings. Upon delivery of each Reserve Report furnished to Lenders pursuant to Section 7.02(d) hereof, the statements made in the preceding sentences of this Section 6.21 shall be true with respect to such Reserve Report.

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6.22.  Gas Balancing Agreements and Advance Payment Contracts. As of the Interim Facility Effective Date, (a) there is no Material Gas Imbalance, and (b) the aggregate amount of all Advance Payments received by any Loan Party under Advance Payment Contracts that have not been satisfied by delivery of production does not exceed $1,000,000.

6.23.  Warranties and Collateral Documents. Subject to entry of the DIP Order and any representation and warranty impacted on account of the Borrower’s or any of its Subsidiaries’ status as a “debtor” under the Bankruptcy Code, all of the warranties of all Loan Parties set forth in the Collateral Documents, including without limitation those with respect to performance of obligations under oil, gas or mineral leases, sale of production and operation of properties mortgaged to Agent, are true and correct in all material respects.

6.24.  Tax Shelter Regulations. Borrower does not intend to treat Loans and/or Letters of Credit as being a “reportable transaction” (within the meaning of Treasury Regulation Section 1.6011-4). In the event Borrower determines to take any action inconsistent with such intention, it will promptly notify Agent thereof. If Borrower so notifies Agent, Borrower acknowledges that one or more Lenders may treat its Loans and/or Letters of Credit as part of a transaction that is subject to Treasury Regulation Section 301.6112-1, and such Lender or Lenders, as applicable, will maintain the lists and other records required by such Treasury Regulation.

6.25.  Anti-Corruption Laws and Sanctions. Borrower has implemented and maintains in effect policies and/or procedures designed to ensure compliance by Borrower, its Subsidiaries and their respective directors, officers, employees and agents with Anti-Corruption Laws and applicable Sanctions. Borrower, its Subsidiaries and, to the knowledge of Borrower, their respective officers, employees, directors and agents, are in compliance with Anti-Corruption Laws and applicable Sanctions, in each case in all material respects. None of (a) Borrower or any Subsidiary or (b) to the knowledge of Borrower, any of their respective directors, officers, employees or agents, is a Sanctioned Person. No Credit Extension or use of proceeds of any Credit Extension will violate Anti-Corruption Laws or applicable Sanctions.

6.26.  Accounts. Schedule 6.26 attached hereto sets forth as of the Interim Facility Effective Date a complete and accurate list of all deposit, checking and other bank accounts, all securities and other accounts maintained with any broker dealer and all other similar accounts maintained by each Loan Party.

6.27.  Marketing of Production. Except for contracts listed on Schedule 6.27 and in effect on the Interim Facility Effective Date, and thereafter either disclosed in writing to the Administrative Agent or included in the most recently delivered Reserve Report (with respect to all of which contracts the Borrower represents that it or its Subsidiaries are receiving a price for all production sold thereunder which is computed substantially below the subject property’s delivery capacity), no material agreements exist which are not cancelable on 60 days’ notice or less without penalty or detriment for the sale of production from the Borrower’s or its Subsidiaries’ hydrocarbons (including, without limitation, calls on or other rights to purchase production, whether or not the same are currently being exercised) that (a) pertain to the sale of production at a fixed price and (b) have a maturity or expiry date of longer than six (6) months from the Interim Facility Effective Date.

6.28.  Affected Financial Institution. No Loan Party is an Affected Financial Institution.

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6.29.  DIP Order. The DIP Order and the transactions contemplated hereby and thereby are in full force and effect and have not been vacated, reversed, modified, amended or stayed without the prior written consent of the Administrative Agent and the Majority Lenders.

ARTICLE VII. AFFIRMATIVE COVENANTS

Until the Release Date, Borrower shall, and shall (except in the case of the covenants set forth in Sections 7.01, 7.02, and 7.03) cause each Restricted Subsidiary (and in the case of the covenant set forth in Section 7.17, that is a Qualified ECP Guarantor) to:

7.01.  Financial Statements. Deliver to Agent a sufficient number of copies for delivery by Agent to each Lender, in form and detail reasonably satisfactory to Agent and the Majority Lenders:

(a)  as soon as available, but in any event within ninety (90) days after the end of each fiscal year of Borrower, a consolidated and consolidating balance sheet of Borrower and its Subsidiaries as at the end of such fiscal year, and the related consolidated and consolidating statements of income or operations, shareholders’ equity and cash flows for such fiscal year, setting forth in each case in comparative form the figures for the previous fiscal year, all in reasonable detail and prepared in accordance with GAAP, audited and accompanied by a report and opinion of a Registered Public Accounting Firm of reputable standing reasonably acceptable to Agent, which report and opinion shall be prepared in accordance with generally accepted auditing standards and applicable Securities Laws and shall not be subject to any qualification or exception as to the scope of such audit; and

(b)  as soon as available, but in any event within 45 days after the end of each fiscal quarter of each fiscal year of Borrower (excluding the last fiscal quarter of Borrower’s fiscal year), a consolidated balance sheet of Borrower and its Subsidiaries as at the end of such fiscal quarter, and the related consolidated statements of income or operations, shareholders’ equity and cash flows for such fiscal quarter and for the portion of Borrower’s fiscal year then ended, setting forth in each case in comparative form the figures for the corresponding fiscal quarter of the previous fiscal year and the corresponding portion of the previous fiscal year, all in reasonable detail, certified by a Responsible Officer of Borrower as fairly presenting in all material respects the financial condition, results of operations, shareholders’ equity and cash flows of Borrower and its Subsidiaries in accordance with GAAP, subject only to normal year-end audit adjustments and the absence of footnotes.

7.02.  Certificates; Other Information. Deliver to Agent a sufficient number of copies for delivery by Agent to each Lender, in form and detail reasonably satisfactory to Agent and the Majority Lenders:

(a)  concurrently with the delivery of the financial statements referred to in Section 7.01(a), a certificate of its independent certified public accountants certifying such financial statements;

(b)  concurrently with the delivery of the financial statements referred to in Sections 7.01(a) and (b), a duly completed (subject to Section 7.02(h)) Compliance Certificate signed by a Responsible Officer of Borrower and (i) a summary of all Swap Contracts then in existence entered into by any Loan Party, including the material terms thereof (the type, term, effective date, termination date and notional amounts or volumes), and the net mark-to-market value therefor, which are not listed on Schedule 6.20, and (ii) a specification in any change in the identity of the Restricted Subsidiaries, Guarantors and Unrestricted Subsidiaries at the end of such fiscal year or period, as the case may be, from the Restricted Subsidiaries, Guarantors and Unrestricted Subsidiaries, respectively, provided to the Agent as of the Interim Facility Effective Date, or the end of the most recent fiscal year or period, as the case may be;

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(c)  promptly after any request by Agent or any Lender, copies of any detailed audit reports, final management letters or recommendations submitted to the board of directors (or the audit committee of the board of directors) of Borrower by independent accountants in connection with the accounts or books of Borrower or any Restricted Subsidiary, or any audit of any of them;

(d)  (i) on or before April 1 of each year, a Reserve Report prepared by independent reservoir engineers reasonably acceptable to the Administrative Agent, (ii) on or before October 1 of each year, a Reserve Report prepared by, at Borrower’s option, independent reservoir engineers reasonably acceptable to the Administrative Agent or Borrower’s own engineers (which shall certify such Reserve Report to be true and accurate and to have been prepared in accordance with the procedures used in the immediately preceding Reserve Report), and (iii) with each Reserve Report, a lease operating statement and a schedule comparing the net revenue interests of each well, lease or unit mortgaged to Agent as reflected on each applicable Collateral Document, to the net revenue interests for such properties reflected in the Reserve Report, along with an explanation as to any material discrepancies between the two net revenue interest disclosures;

(e)  promptly after the same are available, copies of each annual report, proxy or financial statement or other report or communication sent generally to the stockholders of Borrower, and copies of all annual, regular, periodic and special reports and registration statements which Borrower may file or be required to file with the SEC under Section 13 or 15(d) of the Securities Exchange Act of 1934, and not otherwise required to be delivered to Agent pursuant hereto;

(f)  promptly after the furnishing thereof, copies of any statement or report furnished to any holder of debt securities of any Loan Party or any Restricted Subsidiary thereof pursuant to the terms of any indenture, loan or credit or similar agreement and not otherwise required to be furnished to the Lenders pursuant to Section 7.01 or any other clause of this Section 7.02;

(g)  promptly, and in any event within five Business Days after receipt thereof by any Loan Party or any Restricted Subsidiary thereof, copies of each notice or other correspondence received from the SEC (or comparable agency in any applicable non-U.S. jurisdiction) concerning any investigation or possible investigation or other inquiry by such agency regarding financial or other operational results of any Loan Party or any Restricted Subsidiary thereof;

(h)  as soon as available, but in any event within 45 days after the end of the last fiscal quarter of Borrower’s fiscal year, a Compliance Certificate containing only paragraph 6 thereof and a completed Schedule 3 thereto (which paragraph 6 and Schedule 3 need not be included in the Compliance Certificate delivered with the financial statements referred to in Section 7.01(a) pursuant to Section 7.02(b));

(i)  promptly after the request by the Administrative Agent, the L/C Issuer or any Lender, all documentation and other information that the Administrative Agent, the L/C Issuer or such Lender requests in order to comply with its ongoing obligations under applicable “know your customer” and anti-money laundering rules and regulations, including, without limitation, the PATRIOT Act and the Beneficial Ownership Regulation;

(j)  [reserved];

(k)  in accordance with the applicable requirements set forth in the Restructuring Support Agreement, copies of all pleadings and motions to be filed by or on behalf of the Debtors with the Bankruptcy Court or the United States Trustee in the Chapter 11 Cases, or to be distributed by or on behalf of the Debtors to any statutory committee of unsecured creditors appointed in the Chapter 11 Cases (other than emergency pleadings or motions where, despite such Debtor’s commercially reasonable efforts, any such applicable notice is impracticable, in which case any such emergency pleadings or motions will be delivered in no event later than the day after such filing or distribution);

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(l)  any Supplemental Approved Budget, Actuals Report, Variance Report and AP Aging Report (each as defined in the DIP Order) within the timeframes set forth in, and in accordance with the requirements of, the DIP Order;

(m)  promptly upon entering into any Swap Agreements or transactions thereunder, a summary of all Swap Contracts then in existence entered into by any Loan Party, including the material terms thereof (the type, term, effective date, termination date and notional amounts or volumes); and

(n)  promptly, such additional information regarding the business, financial or corporate affairs of Borrower or any Restricted Subsidiary, or compliance with the terms of the Loan Documents, as Agent or any Lender may from time to time reasonably request.

Documents required to be delivered pursuant to Section 7.01(a) or (b) or Section 7.02(e) (to the extent any such documents are filed or are included in materials otherwise filed with the SEC) may be delivered electronically and if so delivered, shall be deemed to have been delivered on the date (i) on which Borrower posts such documents, or provides a link thereto on Borrower’s website on the Internet at the website address listed on Schedule 11.02; or (ii) on which such documents are posted on Borrower’s behalf on an Internet or intranet website, if any, to which each Lender and the Agent have access (whether the SEC website, a commercial, third-party website or website sponsored by the Agent); provided that: (i) Borrower shall deliver paper copies of such documents to the Agent or any Lender that requests Borrower to deliver such paper copies until a written request to cease delivering paper copies is given by the Agent or such Lender and (ii) Borrower shall notify the Agent (by facsimile or electronic mail) of the posting of any such documents and provide to the Agent by electronic mail electronic versions (i.e., soft copies) of such documents. The Agent shall have no obligation to request the delivery or to maintain copies of the documents referred to above, and in any event shall have no responsibility to monitor compliance by Borrower with any such request for delivery, and each Lender shall be solely responsible for requesting delivery to it or maintaining its copies of such documents.

Borrower hereby acknowledges that (a) Agent will make available to Lenders and the L/C Issuer materials and/or information provided by or on behalf of Borrower hereunder (collectively, “Borrower Materials”) by posting Borrower Materials on IntraLinks or another similar electronic system (the “Platform”) and (b) certain of the Lenders may be “public-side” Lenders (i.e., Lenders that do not wish to receive material non-public information with respect to Borrower or its securities) (each, a “Public Lender”). Borrower hereby agrees that (w) all Borrower Materials that are to be made available to Public Lenders shall be clearly and conspicuously marked “PUBLIC” which, at a minimum, shall mean that the word “PUBLIC” shall appear prominently on the first page thereof; (x) by marking Borrower Materials “PUBLIC,” Borrower shall be deemed to have authorized Agent, the L/C Issuer and the Lenders to treat such Borrower Materials as not containing any material non-public information with respect to Borrower or its securities for purposes of United States Federal and state securities laws (provided, however, that to the extent such Borrower Materials constitute Information, they shall be treated as set forth in Section 11.07); (y) all Borrower Materials marked “PUBLIC” are permitted to be made available through a portion of the Platform designated “Public Side Information;” and (z) Agent and Arranger shall be entitled to treat any Borrower Materials that are not marked “PUBLIC” as being suitable only for posting on a portion of the Platform not designated “Public Side Information”.

7.03.  Notices. (a) Promptly notify Agent and each Lender in writing:

(i)  of the occurrence of any Default or Event of Default;

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(ii)  whether or not subject to the automatic stay in the Chapter 11 Cases, of any matter that has resulted or could reasonably be expected to result in a Material Adverse Effect, including, but not limited to, (i) any breach or non-performance of, or any default under, a Contractual Obligation of Borrower or any Restricted Subsidiary; (ii) any dispute, litigation, investigation, proceeding or suspension between Borrower or any Restricted Subsidiary and any Governmental Authority; or (iii) the commencement of, or any material development in, any litigation or proceeding affecting Borrower or any Restricted Subsidiary, including pursuant to any applicable Environmental Laws;

(iii)  of the occurrence of any ERISA Event;

(iv)  of any material change in accounting policies or financial reporting practices by any Loan Party; and

(v) of any change in the information provided in the Beneficial Ownership Certification that would result in a change to the list of beneficial owners identified in parts (c) or (d) of such certification.

Each notice pursuant to this Section shall be accompanied by a statement of a Responsible Officer of Borrower setting forth details of the occurrence referred to therein and stating what action Borrower has taken and proposes to take with respect thereto. Each notice pursuant to Section 7.03(a)(i) shall describe with particularity any and all provisions of this Agreement and any other Loan Document that have been breached.

(b)  Borrower shall give Agent three (3) Business Days’ prior written notice (or such shorter period as may be acceptable to Agent in its sole discretion) of any proposed voluntary termination of any Swap Contract of a Pre-Petition Lender Swap Contract with a Swap Termination Value in excess of $5,000,000 or of any repurchase of a sold call transaction entered into before the Petition Date.

7.04.  Payment of Obligations. Pay and discharge as the same shall become due and payable, all its obligations and liabilities, including (a) all tax liabilities, assessments and governmental charges or levies upon it or its properties or assets, unless the same are being contested in good faith by appropriate proceedings diligently conducted and adequate reserves in accordance with GAAP are being maintained by Borrower or such Restricted Subsidiary, or such liability is not yet delinquent or such payment is excused by, or is otherwise prohibited by, the provisions of the Bankruptcy Code or order of the Bankruptcy Court; and (b) all lawful claims which, if unpaid, would by law become a Lien upon its property unless the same are being contested in good faith by appropriate proceedings diligently conducted and adequate reserves in accordance with GAAP are being maintained by Borrower or such Restricted Subsidiary or such payment is excused by, or is otherwise prohibited by, the provisions of the Bankruptcy Code or order of the Bankruptcy Court.

7.05.  Preservation of Existence, Etc. (a) Preserve, renew and maintain in full force and effect its legal existence and good standing under the Laws of the jurisdiction of its organization; (b) take all reasonable action to maintain all rights, privileges, permits, licenses and franchises necessary or desirable in the normal conduct of its business, except to the extent that failure to do so could not reasonably be expected to have a Material Adverse Effect; and (c) preserve or renew all of its registered patents, trademarks, trade names and service marks, the non-preservation of which could reasonably be expected to have a Material Adverse Effect.

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7.06.  Maintenance of Properties. Subject to any necessary order or authorization of the Bankruptcy Court, (a) maintain, preserve and protect all of its material properties and equipment necessary in the operation of its business in good working order and condition, ordinary wear and tear excepted; (b) make all necessary repairs thereto and renewals and replacements thereof except where the failure to do so could not reasonably be expected to have a Material Adverse Effect; and (c) use the standard of care typical in the industry in the operation and maintenance of its facilities.

7.07.  Maintenance of Insurance. (a) Maintain with financially sound and reputable insurance companies not Affiliates of Borrower, insurance with respect to its properties and business against loss or damage of the kinds customarily insured against by Persons engaged in the same or similar business, of such types and in such amounts (after giving effect to any self-insurance compatible with the following standards; provided the Loan Parties may not self-insure against, and must have policies of insurance for, business interruption and named windstorm coverage) as are customarily carried under similar circumstances by such other Persons; and (b) use commercially reasonable efforts to cause the operator of its oil and gas properties to keep its oil and gas properties insured at all times against risks and to the extent that like properties are customarily insured by other operators engaged in the same or similar activities. All such insurance policies maintained by the Loan Parties (but not those provided by other operators) shall (1) provide that Agent shall receive prompt notice of any claims filed thereunder; and (2) contain a standard mortgagee clause in favor of Agent with loss payable for all claims in excess of $25,000 to Agent; and (3) provide that no adverse alteration or cancellation thereof shall be effective as against Agent until thirty (30) days after written notice of such alteration or cancellation is given to Agent. Borrower shall deliver to Agent certificates of insurance as and when requested by Agent.

7.08.  Compliance with Laws. Subject to any necessary order or authorization of the Bankruptcy Court, (a) comply in all material respects with the requirements of all Laws and all orders, writs, injunctions and decrees applicable to it or to its business or property, except in such instances in which (i) such requirement of Law or order, writ, injunction or decree is being contested in good faith by appropriate proceedings diligently conducted; or (ii) the failure to comply therewith could not reasonably be expected to have a Material Adverse Effect and (b) maintain in effect and enforce policies and/or procedures designed to ensure compliance by Borrower, its Restricted Subsidiaries and their respective directors, officers, employees and agents with Anti-Corruption Laws and applicable Sanctions.

7.09.  Books and Records. (a) Maintain proper books of record and account, in which full, true and correct entries in conformity with GAAP consistently applied shall be made of all material financial transactions and matters involving the material assets and business of Borrower or such Restricted Subsidiary, as the case may be; and (b) maintain such books of record and account in material conformity with all applicable requirements of any Governmental Authority having regulatory jurisdiction over Borrower or such Restricted Subsidiary, as the case may be.

7.10.  Inspection Rights. Permit representatives and independent contractors of Agent and each Lender to visit and inspect any of its properties, to examine its corporate, financial and operating records, and make copies thereof or abstracts therefrom, and to discuss its affairs, finances and accounts with its directors, officers, and independent public accountants at the expense of Borrower at such reasonable times during normal business hours and as often as may be reasonably desired, upon reasonable advance notice to Borrower; provided, however, that when an Event of Default exists Agent or any Lender (or any of their respective representatives or independent contractors) may do any of the foregoing at any time during normal business hours and without advance notice; and provided further, that any such inspections of foreign properties (other than foreign Mortgaged Properties) and Foreign Subsidiaries shall be permitted only if reasonably necessary. With respect to properties or wells not operated by a Loan Party, Borrower’s obligation shall be limited to making reasonable efforts to provide such access subject to Contractual Obligations applicable to Loan Parties related to such access by Loan Parties or their representatives.

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7.11.  Use of Proceeds. Use the proceeds of Loans solely (a) to pay fees and expenses required hereunder or in the DIP Order, (b) to finance the working capital and capital expenditure needs of the Borrower and its Subsidiaries and for general corporate purposes of the Borrower and its Subsidiaries in accordance with the Budget, (c) to pay fees, interest and expenses associated with the DIP Facility, (d) to fund the First Lien Adequate Protection (as defined in the DIP Order), and (e) to fund the costs of the administration of the Chapter 11 Case (including the Carve-Out), in each case (except for the Carve-Out), subject to the Budget and the Permitted Variances; provided that upon entry of the Interim Order, the Borrower shall repay the Terminated Call Exposure in full and that during the Interim Period, any proceeds of Loans shall be used first to repay the Terminated Call Exposure in full and thereafter shall be used as otherwise permitted by this Agreement. No part of the proceeds of any Loan and no Letter of Credit will be used, whether directly or indirectly, for any purpose that entails a violation of any of Regulations T, U and X of the FRB. No part of the proceeds of any Loan nor any other cash collateral of the Loan Parties will be used to permit any Loan Party or any other party in interest or its representatives to challenge or otherwise contest or institute any proceeding to determine (x) the validity, perfection or priority of security interests in favor of the Lenders of the Prepetition Lenders or (y) the enforceability of the obligations of any Loan party under either this Agreement or the Prepetition Credit Agreement. No part of the proceeds of any Loan nor any other cash collateral of the Loan Parties will be used to investigate, commence or prosecute any claim, motion, proceeding or cause of action against any of the Administrative Agent, the Lenders, the Prepetition Credit Agreement Agent or the Prepetition Lenders, each in such capacity, and their respective agents, attorneys, advisors or representatives, including any lender liability claims or subordination claims. Letters of Credit will be issued only to support general corporate purposes of the Borrower and its Restricted Subsidiaries. The proceeds of the Loans shall be applied by the Borrower for uses solely to the extent that any such application of proceeds shall be in compliance with the then-effective Budget pursuant to the terms set forth in Section 7.02(l), including the Permitted Variances (as defined in the DIP Order).

7.12.  [Reserved].

7.13.  Title Data. In addition to any other title information requirements of this Agreement, upon the request of Majority Lenders, cause to be delivered to Agent such title opinions and other title information regarding title to Mineral Interests in oil and gas properties owned by Borrower and any other Loan Party as are appropriate to determine the status thereof.

7.14.  [Reserved].

7.15.  Collateral. Comply at all times with the requirements of Section 2.13 such that the representations and warranties contained in Section 6.18 shall be true and correct at all times.

7.16.  Further Assurances. Make, execute or endorse, acknowledge and deliver or file or cause the same to be done, all such vouchers, invoices, notices, certifications and additional agreements, undertakings, conveyances, deeds of trust, mortgages, assignments, financing statements or other assurances, and take any and all such other actions as Agent may from time to time deem reasonably necessary or appropriate in connection with this Agreement or any of the other Loan Documents (i) to cure any defects in the Loan Documents, or (ii) to evidence further or more fully describe, perfect or realize on the Collateral, or (iii) to perfect, protect or preserve any liens pursuant to any of the Loan Documents.

7.17.  Commodity Exchange Act Keepwell Provisions.

(a)  Undertake, and cause each Restricted Subsidiary that is a Qualified ECP Guarantor to undertake, unconditionally and irrevocably to provide such funds or other support as may be needed from time to time by each Benefiting Guarantor in order for such Benefiting Guarantor to honor its obligations (without giving effect to Section 7.17(b)) under the Guaranty and any Collateral Document including obligations with respect to Swap Contracts (provided, however, that the Borrower shall only be liable under this Section 7.17(a) for the maximum amount of such liability that can be hereby incurred without rendering its obligations under this Section 7.17(a), or otherwise under this Agreement or any Loan Document, as it relates to such Benefiting Guarantor, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer, and not for any greater amount). The obligations of the Borrower under this Section 7.17(a) shall remain in full force and effect until all Obligations (other than contingent indemnification and expense obligations) are paid in full, and all of the Lenders’ Commitments are terminated. The Borrower intends that this Section 7.17(a) constitute, and this Section 7.17(a) shall be deemed to constitute, a “keepwell, support, or other agreement” for the benefit of each Benefiting Guarantor for all purposes of Section 1a(18)(A)(v)(II) of the Commodity Exchange Act.

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(b)  Notwithstanding any other provision of this Agreement or any other Loan Document, the Obligations guaranteed by any Loan Party or secured by the grant of any Lien by any Loan Party shall exclude all Excluded Swap Obligations of such Loan Party.

7.18.  Unrestricted Subsidiaries.

(a)  Cause the management, business and affairs of the Borrower and its Subsidiaries to be conducted in such a manner (including by keeping separate books of account, furnishing separate financial statements of Unrestricted Subsidiaries to creditors and potential creditors thereof and by not permitting properties of the Borrower and the Restricted Subsidiaries to be commingled with those of Unrestricted Subsidiaries) so that each Unrestricted Subsidiary that is a corporation or limited liability company will be treated as an entity separate and distinct from the Borrower and the Restricted Subsidiaries.

(b)  Cause each Unrestricted Subsidiary (i) to refrain from maintaining its assets in such a manner that would make it costly or difficult to segregate, ascertain or identify as its individual assets from those of any other Loan Party and (ii) to observe all corporate, limited liability company or partnership, as applicable, formalities.

7.19.  Carve-Out.

(a)  Upon the occurrence of the Trigger Notice Date, the Borrower shall deposit amounts into the applicable Carve-Out Accounts as set forth in the DIP Order.

(b)  The Secured Parties shall retain automatically perfected and continuing first priority security interests in any residual interest in the Carve-Out Accounts available following satisfaction in full of all obligations benefiting from the Carve-Out. Promptly (but in no event later than five (5) Business Days) following the satisfaction in full of obligations benefiting from the Carve-Out, the Borrower shall deliver any residual interest in the Carve-Out Accounts, if any, to the Administrative Agent.

7.20.  Cash Management. The Loan Parties and their respective Subsidiaries shall maintain their cash management system as it existed prior to the Petition Date for the benefit of the entire DIP Facility, with such changes as may be required by an order of the Bankruptcy Court (including the Cash Management Order) and/or made with the consent of the Administrative Agent and the Majority Lenders.

7.21.  Chapter 11 Milestones. Each Chapter 11 Milestone will be satisfied in accordance with the terms applicable to such Chapter 11 Milestone set forth in Schedule 7.21 hereto.

7.22.  Marketing Activities. The Borrower will not, and will not permit any of their respective Subsidiaries to, engage in marketing activities for any Hydrocarbons or enter into any contracts related thereto other than marketing activities and such contracts of the Borrower and its Subsidiaries (i) as are in effect on the Petition Date and (ii) as entered into from time to time in the ordinary course of business of the Borrower and its Subsidiaries on terms customary in the oil and gas business.

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7.23.  Swap Contracts.

(a)  As soon as reasonably practical following entry of the Hedging Order, the Borrower shall, and shall cause its Subsidiaries to use commercially reasonable efforts to enter into Swap Contracts and constituting Acceptable Hedge Transactions with Swap Lenders to hedge prices on natural gas expected to be produced by the Loan Parties based on the Reserve Report delivered to the Administrative Agent on or before October 1, 2020, as required by the terms of the Prepetition Credit Agreement, covering notional volumes of natural gas representing not less than (x) 80% of projected production from proved developed producing reserves for calendar year 2021 and (y) 60% of projected production from proved developed producing reserves for calendar year 2022 (collectively, the “Required Swap Contracts”).

(b)  Within five (5) Business Days of the Petition Date, the Borrower shall, and shall cause its Subsidiaries to enter into an Amended ISDA (as defined in the Restructuring Support Agreement) with any Swap Lender willing to enter into such Amended ISDA within such time period.

7.24.  Restructuring Support Agreement. The Loan Parties party to the Restructuring Support Agreement shall remain in compliance at all times with the Restructuring Support Agreement subject to the terms thereof, including all notice, cure or grace periods.

ARTICLE VIII. NEGATIVE COVENANTS

Until the Release Date, Borrower agrees that it shall not, and, as applicable, shall not permit any Restricted Subsidiary to, directly or indirectly:

8.01.  Liens. Create, incur, assume or suffer to exist any Lien upon any of its property, assets or revenues, whether now owned or hereafter acquired, other than the following (collectively, the “Permitted Liens”):

(a)  Liens securing the Obligations;

(b)  Liens existing on the Petition Date and listed on Schedule 8.01, provided that (i) the property covered thereby is not changed, (ii) the principal amount secured or benefited thereby is not extended, renewed, refunded, refinanced or increased, and (iii) the direct or any contingent obligor with respect thereto is not changed;

(c)  Liens for taxes not yet delinquent or which are being contested in good faith and by appropriate proceedings diligently conducted, if adequate reserves with respect thereto are maintained on the books of the applicable Person in accordance with GAAP or such payment is excused by, or is otherwise prohibited by, the provisions of the Bankruptcy Code or order of the Bankruptcy Court, provided, no action to enforce such Lien has been commenced, except to the extent subject to the automatic stay under the Chapter 11 Cases or not consented to by the Borrower;

(d)  carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s, operator’s, landlord’s, customs’ or other like Liens arising by operation of law in the ordinary course of business each of which is in respect of obligations, provided, no action to enforce such Lien has been commenced, except to the extent subject to the automatic stay under the Chapter 11 Cases or not consented to by the Borrower;

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(e)  pledges or deposits in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other social security legislation which are not yet delinquent or which are being contested in good faith and by appropriate proceedings diligently conducted, if adequate reserves with respect thereto are maintained on the books of the applicable Person in accordance with GAAP, other than any Lien imposed by ERISA, provided, no action to enforce such Lien has been commenced, except to the extent subject to the automatic stay under the Chapter 11 Cases or not consented to by the Borrower;

(f)  Liens on cash deposits to secure the performance of bids, trade contracts and leases (other than Indebtedness), statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business;

(g)  easements, rights-of-way, surface leases and other similar rights in respect of surface operations, restrictions and other similar encumbrances affecting real property which, in the aggregate, are not substantial in amount, and are customary and usual in the oil and gas industry, and which do not in any case materially detract from the value or operation of the property subject thereto or materially interfere with the ordinary conduct of the business of the applicable Person;

(h)  Liens securing judgments for the payment of money not constituting an Event of Default, provided that any appropriate legal proceedings which may have been duly initiated for the review of such judgments shall not have been fully terminated or the period within which such proceeding may be initiated shall not have expired and no action to enforce such Lien has been commenced;

(i)  Liens securing Indebtedness permitted under Section 8.03(f); provided that (i) such Liens do not at any time encumber any property other than the property financed by such Indebtedness and additions and accessions thereto and proceeds thereof and (ii) the Indebtedness secured thereby does not exceed the cost or fair market value, whichever is lower, of the property being acquired on the date of acquisition;

(j)  contracts, agreements, lease provisions, defects and irregularities which were in effect when the properties were acquired and which were not such as to materially interfere with the operation, value or use thereof;

(k)  royalties, overriding royalties, reversionary interests, production payments and similar lease burdens which are granted in the ordinary course of business in the oil and gas industry and which are deducted in the calculation of discounted present value in the Reserve Reports delivered to Agent hereunder;

(l)  contractual Liens which arise in the ordinary course of business under sale contracts, joint operating agreements, or other arrangements for the exploration, development, production, transportation, gathering, processing or sale of hydrocarbons which would not deprive Borrower and the Restricted Subsidiaries of any material right in respect of their assets or properties, in each case which are usual and customary in the oil and gas business, provided, no action to enforce such Lien has been commenced, except to the extent subject to the automatic stay under the Chapter 11 Cases or not consented to by the Borrower;

(m)  Gas Balancing Agreements in existence on the Petition Date; provided that the amount of all gas imbalances known to any Responsible Officer of a Loan Party and the amount of all production which has been paid for but not delivered shall have been disclosed or otherwise taken into account in the Reserve Reports delivered to the Agent hereunder;

(n)  Liens to secure plugging and abandonment obligations, including the Texaco Lien;

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(o)  Liens encumbering the Construction Collateral;

(p)  Liens securing the financing of insurance premiums in an aggregate principal amount not to exceed the amount of such insurance premiums and incurred in the ordinary course of business; provided that no such Lien may extend to or cover any assets or property other than the insurance being acquired with such financing, the proceeds thereof and any unearned or refunded insurance premiums related thereto;

(q)  Liens arising by virtue of any statutory or common law provision or customary deposit account terms relating to banker’s liens, rights of set-off or similar rights and remedies and burdening only deposit accounts or other funds maintained with a creditor depository institution, provided that no such deposit account is a dedicated cash collateral account or is subject to restrictions against access by the depositor in excess of those set forth by regulations promulgated by the FRB and no such deposit account is intended by the Borrower or any other Loan Party to provide collateral to the depository institution, provided, further, that no action to enforce such Lien has been commenced, except to the extent subject to the automatic stay under the Chapter 11 Cases or not consented to by the Borrower;

(r)  [reserved];

(s)  [reserved];

(t)  [reserved];

(u)  Liens, titles and interests of lessors of software and other intangible personal property licensed, and personal property leased, by such lessors to the Loan Parties, restrictions and prohibitions on encumbrances and transferability with respect to such property and such Loan Party’s interests therein imposed by such licenses or leases, and Liens and encumbrances encumbering such lessors’ titles and interests in such property, and to which such Loan Party’s license or leasehold interests may be subject or subordinate, in each case, whether or not evidenced by UCC financing statement filings or other documents of record; provided that such Liens do not secure Indebtedness and do not encumber property of the Loan Parties other than the property that is subject to such licenses or leases;

(v)  Liens in existence on the Petition Date that are perfected subsequent to the Petition Date as permitted by Section 546(b) of the Bankruptcy Code;

(w)  Liens securing Prepetition Credit Agreement Obligations; provided that such Liens are subject to the terms and conditions of the DIP Order; and

(x)  Adequate Protection Liens to the extent, and subject to the terms and conditions, set forth in the DIP Order;

provided that no intention to subordinate the Liens granted in favor of the Secured Parties is to be hereby implied or expressed by the existence of any Lien permitted pursuant to this Section 8.01.

8.02.  Investments. Make or permit to remain outstanding any Investments, except:

(a)  Investments held by Borrower or such Restricted Subsidiary in the form of cash equivalents or short-term marketable debt securities;

(b)  Investments of Borrower or any Restricted Subsidiary in any Loan Party;

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(c)  Investments consisting of extensions of credit in the nature of accounts receivable, notes receivable, extensions of credit to customers and suppliers, prepaid expenses, deposits and endorsements of negotiable instruments for collection arising in the ordinary course of business, and Investments received in satisfaction or partial satisfaction thereof from financially troubled account debtors to the extent reasonably necessary in order to prevent or limit loss;

(d)  Guarantees constituting Indebtedness permitted by Section 8.03;

(e)  Investments consisting of (i) temporary investments in securities of the United States or Canada having maturities not in excess of one (1) year, (ii) demand deposits and certificates of deposit issued by any Lender, (iii) readily marketable commercial paper rated “A-1” by S&P Global Ratings (or similar rating by any similar organization which rates commercial paper), (iv) readily marketable direct obligations of any state of the United States of America or any province of Canada or any political subdivision of any such state or province given on the date of such investment a credit rating of at least AA by S&P Global Ratings due within one year from the acquisition thereof, (v) repurchase agreements with respect to the investments referred to in the preceding clauses (i) through (iv) with any bank or trust company organized under the Laws of the United States of America or any province of Canada or any state or province thereof and having combined capital, surplus and undivided profits of not less than $500,000,000 (as of the date of its most recent financial statements) and having deposits that have received one of the two highest ratings obtainable from S&P Global Ratings, (vi) eurodollar time accounts or eurodollar certificates of deposit each with any bank or trust company organized under the Laws of the United States of America or any province of Canada or any state or province thereof having combined capital, surplus and undivided profits of not less than $500,000,000 (as of the date of its most recent financial statements) and having deposits that have received one of the two highest ratings obtainable from S&P Global Ratings, and (vii) demand or time deposits not to exceed $10,000,000 in the aggregate outstanding at any time with banks or other financial institutions in countries (other than the United States or Canada) where a Loan Party has assets or operations;

(f)  solely to the extent in existence on the Petition Date, Investments in direct ownership interests in Mineral Interests, wells, gas gathering systems or other field facilities including but not limited to crew boats and other vessels, shore facilities, storage barges, seismic data and surveys, in each case related to such Mineral Interests or wells, or in the form of or pursuant to farm-out, farm-in, participation agreements, joint operating agreements, or area of mutual interests agreements or other similar arrangements which are usual and customary in the oil and gas exploration and production business;

(g)  solely to the extent in existence on the Petition Date, Investments in the Designated Investment Entities listed on Schedule 8.02;

(h)  [reserved];

(i)  [reserved];

(j)  solely to the extent in existence on the Petition Date, Investments in joint ventures formed to own and operate midstream assets;

(k)  solely to the extent in existence on the Petition Date, Investments in Unrestricted Subsidiaries;

(l)  Investments permitted under Section 8.09; and

(m)  Investments in accordance with the Budget.

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8.03.  Indebtedness. Create, incur, assume or suffer to exist any Indebtedness, except:

(a)  Indebtedness in respect of the Obligations;

(b)  Indebtedness outstanding on the Petition Date and listed on Schedule 8.03;

(c)  Guarantees of Borrower or any Restricted Subsidiary in respect of Indebtedness otherwise permitted hereunder of Borrower or any wholly-owned Restricted Subsidiary;

(d)  obligations (contingent or otherwise) of Borrower or any Restricted Subsidiary existing or arising under any Swap Contract, provided that (i) such obligations are (or were) entered into by such Person in the ordinary course of business for the purpose of directly mitigating risks associated with liabilities, commitments, investments, assets, or property held or reasonably anticipated by such Person, or changes in the value of securities issued by such Person, and not for purposes of speculation; and (ii) such Swap Contract otherwise complies with the provisions of Section 8.09;

(e)  [reserved];

(f)  Indebtedness in respect of capital leases, Synthetic Lease Obligations and purchase money obligations for fixed or capital assets within the limitations set forth in Section 8.01(i) incurred prior to the Petition Date;

(g)  Indebtedness associated with bonds or other surety obligations required in connection with the operation of the business of the Loan Parties;

(h)  endorsements of negotiable instruments for collection in the ordinary course of business;

(i)  Indebtedness representing deferred compensation to employees of Borrower or any of its Restricted Subsidiaries incurred in the ordinary course of business;

(j)  Indebtedness consisting of Cash Management Obligations and other Indebtedness in respect of net services, overdraft protections and similar arrangements, in each case (x) in connection with cash managing and deposit accounts and (y) incurred in the ordinary course of business;

(k)  unsecured intercompany Indebtedness arising out of an Investment permitted under Section 8.02 so long as such Investment is in or with a Loan Party, provided that any such Indebtedness shall be subject to subordination terms reasonably satisfactory to Agent;

(l)  obligations under Advance Payment Contracts so long as the production covered thereby has not been included in the most recent Reserve Report furnished to Agent;

(m)  oil and gas balancing obligations incurred in the ordinary course of business and permitted pursuant to Section 8.14;

(n)  Indebtedness consisting of the financing of insurance premiums in an aggregate principal amount not to exceed the amount of such insurance premiums and incurred in the ordinary course of business;

(o)  Senior Notes outstanding as of the Petition Date;

(p)  Indebtedness secured by Adequate Protection Liens to the extent, and subject to the conditions, set forth in the DIP Order; and

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(q)  Indebtedness under the Construction Loan outstanding on the Petition Date.

8.04.  Fundamental Changes. Merge, dissolve, liquidate, consolidate with or into another Person, or Dispose of (whether in one transaction or in a series of transactions) all or substantially all of its assets (whether now owned or hereafter acquired) to or in favor of any Person, except for Dispositions permitted under Section 8.05.

8.05.  Dispositions. Make or permit any Disposition or Swap Termination Event, except:

(a)  Dispositions of obsolete or worn out property, whether now owned or hereafter acquired, in the ordinary course of business;

(b)  Dispositions of equipment to the extent that (i) such equipment is exchanged for credit against the purchase price of similar replacement equipment of comparable value and utility or (ii) the proceeds of such Disposition are promptly applied to the purchase price of such replacement equipment;

(c)  Dispositions of property by Borrower or any Restricted Subsidiary to Borrower or a Guarantor;

(d)  to the extent constituting Dispositions, Restricted Payments permitted by Section 8.06;

(e)  Sales of hydrocarbons, including pursuant to Advance Payment Contracts permitted by this Agreement and Swap Contracts permitted by this Agreement, in the ordinary course of business and at then-prevailing market prices as reasonably determined by such Loan Party;

(f)  Dispositions consisting of any compulsory pooling or unitization not subject to the automatic stay under the Chapter 11 Cases and ordered by a Governmental Authority with jurisdiction over each Loan Party’s Mineral Interests in its oil and gas properties;

(g)  Dispositions in connection with the expiration or termination of farm-outs, participations or other similar agreements in the ordinary course of business of undeveloped acreage or undrilled depths and assignments in connection therewith, provided that the aggregate fair market value for all such Dispositions shall not exceed $5,000,000 without the consent of Agent and the Majority Lenders;

(h)  [reserved];

(i)  leases, subleases, licenses or sublicenses of property other than Mortgaged Properties in the ordinary course of business and which do not materially interfere with the value of such property, provided that the aggregate fair market value for all such Dispositions shall not exceed $5,000,000 without the consent of Agent and the Majority Lenders;

(j)  transfers of property subject to any condemnation or eminent domain (or deed in lieu thereof) upon receipt of the casualty proceeds of such event;

(k)  Dispositions in the ordinary course of business consisting of the abandonment of intellectual property rights which, in the reasonable good faith determination of Borrower, are not material to the conduct of the business of Borrower and its Restricted Subsidiaries;

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(l) Dispositions of Investments in the Designated Investment Entities to the extent required by, or made pursuant to buy/sell arrangements between joint venture parties set forth in, joint venture arrangements and similar binding agreements in existence on the Petition Date and not subject to the automatic stay under the Chapter 11 Cases;

(m) [reserved];

(n) Dispositions of cash equivalent Investments in the ordinary course of business in exchange for cash or other cash equivalent Investments of fair market value;

(o) [reserved];

(p) any Swap Termination Event, subject to the making of the mandatory prepayment required under Section 2.04(f);

(q) [reserved];

(r) [reserved];

(s) [reserved]; or

(t) Dispositions pursuant to an order of the Bankruptcy Court; provided that the Bankruptcy Court order authorizing such Disposition shall be subject to prior consent of the Administrative Agent and the Majority Lenders.

provided, however, that (1) any Disposition pursuant to clauses (e), (g), and (n) shall be for fair market value, and (2) no Disposition pursuant to clauses (d), (f), (g), and (l) may be made if a Default shall exist or would result from such Disposition.

8.06. Restricted Payments. Declare or make, or agree to pay or make, directly or indirectly, any Restricted Payment, except that, so long as no Default shall have occurred and be continuing at the time of any action described below or would result therefrom, each Restricted Subsidiary may make Restricted Payments to Borrower and Guarantors.

8.07. Change of Operator. Cease for any reason to be the operator of (i) any of the Mortgaged Properties which it is operating as of the Interim Facility Effective Date, and (ii) any properties that it subsequently acquires and takes over operations.

8.08. Letters of Credit. Enter into any letter of credit facility or other accommodation for posting cash collateral and/or issuing letters of credit without the prior written consent of the Administrative Agent.

8.09. Swap Contracts. Enter into any Swap Contract, except:

(a) Commodity Contracts. Following entry of the Hedging Order, Swap Contracts entered into to hedge prices on oil, natural gas and natural gas liquids expected to be produced by the Loan Parties, provided that at all times:

(i) no such contract fixes a price for a term of more than 60 months from the date that such Swap Contract is executed;

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(ii) other than basis differential swaps, basis hedging arrangements and any repurchases (whether effectuated via mutually agreeable close-out or purchase of offsetting options) of sold call transactions entered into prior to the Petition Date (or expirations thereof), the notional volumes for which (when aggregated with other Swap Contracts then in effect other than basis differential swaps) do not exceed, as of the date such Swap Contract is executed, (A) 90% of the reasonably anticipated projected Oil and Gas Production for each calendar month in the calendar year 2021 for each of crude oil, natural gas and natural gas liquids, calculated separately and (B) for any other time period, 80% of the reasonably anticipated projected Oil and Gas Production for each calendar month for each of crude oil, natural gas and natural gas liquids, calculated separately;

(iii) each such Swap Contract is with a Lender or an Affiliate of a Lender;

(iv) no such commodity Swap Contracts shall be permitted to be in a form other than (A) swap transactions covering identical volumes of crude oil, natural gas or natural gas liquids and identical months, (B) deferred premium purchased puts for volumes of crude oil, natural gas or natural gas liquids, (C) collars (other than three-way collars) covering identical volumes of crude oil, natural gas or natural gas liquids and identical months, (D) sold call transactions entered into prior to the Petition Date, (E) mutually negotiated close-out of, or purchase of offsetting options to terminate, (in whole or in part) sold call transactions entered into prior to the Petition Date, other than on a deferred premium basis or (F) basis differential swaps or basis hedging arrangements;

(v) the Loan Parties shall not novate, offset or otherwise terminate any Swap Contract entered into to hedge prices on oil, natural gas and natural gas liquids expected to be produced by the Loan Parties if such action would have the effect of cancelling, offsetting or otherwise reducing positions under Required Swap Contracts (x) without the consent of the Administrative Agent (not to be unreasonably withheld, conditioned or delayed) or (y) pursuant to the Hedging Order; it being understood that options used to modify sold call transactions in accordance with Section 8.09(a)(iv)(D) shall be permitted, and that this provisions shall not limit the assignment or transfer or novation of any Swap Contract from one Lender or Affiliate of a Lender to another Lender or Affiliate of a Lender; and

(vi) no such contract (other than a Lender Swap Contract) requires Borrower to post, or otherwise pledge as collateral, any money, assets, or other security against the event of its nonperformance prior to actual default by Borrower in performing its obligations thereunder.

(b) Interest Rate Contracts. Swap Contracts entered into by Borrower or a Restricted Subsidiary with the purpose and effect of fixing interest rates on a principal amount of indebtedness of Borrower or a Restricted Subsidiary that is accruing interest at a variable rate, provided that (1) the term does not extend past the Maturity Date, (2) the aggregate notional amount of such contracts never exceeds 75% of the anticipated outstanding principal balance of the indebtedness to be hedged by such contracts or an average of such principal balances calculated by using a generally accepted method of matching interest swap contracts to declining principal balances, (3) the floating rate index of each such contract generally matches the index used to determine the floating rates of interest on the corresponding indebtedness to be hedged by such contract, (4) no such Swap Contract (other than a Lender Swap Contract) requires Borrower to put up money, assets, or other security against the event of its nonperformance prior to actual default by Borrower in performing its obligations thereunder, (5) each such contract is with (i) a Lender or an Affiliate of a Lender or (ii) a counterparty who is unsecured who at the time the contract is entered into maintains a minimum debt rating of BBB or Baa2 as determined either by S&P Global Ratings or Moody’s Investors Service, Inc. and (6) such Swap Contract is otherwise acceptable to Agent.

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(c) Currency Swaps. Swap Contracts entered into by Borrower or a Restricted Subsidiary with the purpose and effect of fixing the rate of exchange between two currencies with respect to the amount of the payments to be made or received by Borrower or a Restricted Subsidiary in one of such currencies pursuant to an agreement, provided that (1) the term does not extend past the Maturity Date, (2) no such contract (other than a Lender Swap Contract) requires Borrower to put up money, assets, or other security against the event of its nonperformance prior to actual default by Borrower in performing its obligations thereunder, (3) each such contract is with (i) a Lender or an Affiliate of a Lender or (ii) a counterparty who is unsecured who at the time the contract is entered into maintains a minimum debt rating of BBB or Baa2 as determined either by S&P Global Ratings or Moody’s Investors Service, Inc. and (4) such Swap Contract is otherwise acceptable to Agent.

8.10. Change in Nature of Business. Engage in any material line of business substantially different from those lines of business conducted by Borrower and its Restricted Subsidiaries on the date hereof or any business substantially related or incidental thereto.

8.11. Transactions with Affiliates. Enter into any transaction of any kind with any Affiliate of Borrower (other than Borrower or any wholly-owned Restricted Subsidiary of Borrower), whether or not in the ordinary course of business, other than on fair and reasonable terms that are substantially as favorable to Borrower or such Restricted Subsidiary as would be obtainable by Borrower or such Restricted Subsidiary at the time in a comparable arm’s length transaction with a Person other than an Affiliate.

8.12. Burdensome Agreements. Enter into any Contractual Obligation (other than this Agreement, any other Loan Document, the Prepetition Credit Agreement and any other Prepetition Loan Document) that limits the ability (i) of any Domestic Restricted Subsidiary to make Restricted Payments to Borrower or any Guarantor, or (ii) of any Domestic Restricted Subsidiary to Guarantee the Indebtedness of Borrower, in each case other than any such Contractual Obligation relating to, or arising or existing by reason of, (a) provisions in corporate charters, bylaws, stockholders agreements, partnership agreements, limited liability agreement, and similar agreements, (b) applicable Law or any applicable rule, regulation or order, (c) encumbrances and restrictions contained in contracts entered into in the ordinary course of business, not relating to any Indebtedness, and that do not, individually or in the aggregate, detract from the value of property or assets of Borrower or any Guarantor or the ability of Borrower or such Guarantor to realize such value, or to make any distributions relating to such property or assets in each case in any material respect, (d) as required by any regulatory authority having jurisdiction over Borrower or any Domestic Restricted Subsidiary or any of the their businesses.

8.13. Use of Proceeds. (a) Use the proceeds of any Credit Extension, whether directly or indirectly, and whether immediately, incidentally or ultimately, to purchase or carry margin stock (within the meaning of Regulation U of the FRB) or to extend credit to others for the purpose of purchasing or carrying margin stock or to refund indebtedness originally incurred for such purpose, or (b) use the proceeds of any Credit Extension (i) in furtherance of an offer, payment, promise to pay, or authorization of the payment or giving of money, or anything else of value, to any Person in violation of any Anti-Corruption Laws, (ii) for the purpose of funding, financing or facilitating any activities, business or transaction of or with any Sanctioned Person, or in any Sanctioned Country, in either case in violation of applicable Sanctions, or (iii) in any manner that would result in the violation of any Sanctions applicable to any party hereto.

8.14. Gas Balancing Agreements and Advance Payment Contracts. (a) Incur, become or remain liable for, or permit any other Loan Party to incur, become or remain liable for, (i) any Material Gas Imbalance, or (ii) Advance Payments under Advance Payment Contracts which are to be satisfied by delivery of production unless such Advance Payment Contract is permitted under Section 8.03(l), or (b) include any production sold pursuant to an Advance Payment Contract in any Reserve Report furnished to Agent.

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8.15. Accounting Changes. Make or permit any (a) material change in its accounting policies or reporting practices, except as may be required or permitted by GAAP or (b) change to the fiscal year of any Loan Party or of any of its Subsidiaries.

8.16. Cash Management. Establish or maintain a deposit account, securities account or commodity account except as may be permitted by an order of the Bankruptcy Court (including the Cash Management Order) and/or with the consent of the Administrative Agent.

8.17. Unrestricted Subsidiaries.

(a) Incur, assume, guarantee or be or become liable for any Indebtedness of any of the Unrestricted Subsidiaries, other than guarantees of Indebtedness of Mule Sky, LLC existing as of the Petition Date that constitute Investments made in compliance with Section 8.02.

(b) Permit any Unrestricted Subsidiary to hold any Equity Interest in, or any Indebtedness of, the Borrower or any Restricted Subsidiary.

8.18. Limitation on Modification and Prepayment of Indebtedness.

(a) Make, directly or indirectly, cancellations, terminations, prepayments, repayments, purchases, repurchases, or other Redemptions of or in respect of any Indebtedness for borrowed money other than the Obligations or Swap Termination Events, or any payment or other distribution (whether in cash, securities or other property), including any sinking fund or similar deposit, on account of the cancellation, termination prepayment, purchase, repurchase or other Redemption of any Indebtedness other than the Obligations or Swap Termination Events, in each case, other than as permitted or required by the DIP Orders or approved by the Bankruptcy Court and consented to by the Administrative Agent and the Majority Lenders.

(b) Amend, restate, supplement, waive or otherwise modify, or permit the amendment, restatement, supplement, waiver or other modification of, any provision of any documentation relating to any Indebtedness for borrowed money other than the Obligations, in each case, other than as permitted or required by the DIP Orders or approved by the Bankruptcy Court and consented to by the Administrative Agent and the Majority Lenders.

8.19. Key Employee Plans.

(a) Enter into any key employee incentive plan or key employee retention plan, other than such plans as in effect as of the Petition Date.

(b) Amend or modify any existing key employee incentive plan or key employee retention plan, unless such plan, amendment or modification is reasonably satisfactory to the Administrative Agent and the Majority Lenders.

8.20. Superpriority Claims and Bankruptcy Orders.

(a) Create or permit to exist any Superpriority Claim other than as permitted by the DIP Order (including the Carve-Out) or the Hedging Order.

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(b) Permit any Subsidiary to (i) obtain or seek to obtain any stay from the Bankruptcy Court on the exercise of the Administrative Agent’s or any Lender’s remedies hereunder or under any other Loan Document, except as specifically provided in the DIP Order, (ii) without the consent of the Majority Lenders, seek to change or otherwise modify any DIP Order or other order in the Bankruptcy Court with respect to the DIP Facility or (iii) without the consent of the Majority Lenders, propose, file, consent, solicit votes with respect to or support any chapter 11 plan or debtor in possession financing unless (x) such plan or financing would, on the date of effectiveness, indefeasibly pay in full in cash all Obligations or (y) such plan is an Approved Plan of Reorganization.

8.21. Variance Covenant. Fail to comply in any respect with the Budget Covenants set forth in the DIP Order.

8.22. Capital Expenditures. Permit the aggregate amount of capital expenditures (exclusive of joint interest billing expenses owed by any Loan Party to a third party) in any calendar month to exceed $25,000,000 (the “Capital Expenditure Cap”); provided that any unused portion of the Capital Expenditure Cap in any calendar month may be applied towards capital expenditures in succeeding calendar months; provided, further that the Capital Expenditure Cap may be increased subject to the consent of the Agent and the Majority Lenders.

8.23. Subsidiaries. The Borrower will not form any new Subsidiaries after the Petition Date.

ARTICLE IX. EVENTS OF DEFAULT AND REMEDIES

9.01. Events of Default. Any of the following shall constitute an Event of Default:

(a) Non-Payment. Borrower or any other Loan Party fails to pay (i) when and as required to be paid herein, any amount of principal of any Loan or any L/C Obligation, or (ii) within three Business Days after the same becomes due, any interest on any Loan or on any L/C Obligation, or any fee due hereunder, or (iii) within three Business Days after the same becomes due, any other amount payable hereunder or under any other Loan Document; or

(b) Specific Covenants. Borrower fails to perform or observe any term, covenant or agreement contained in any of Section 1.08, 7.01, 7.02(b), 7.02(d), 7.02(j), 7.02(k), 7.02(l), 7.02(m), 7.03, 7.05, 7.10, 7.11, 7.14, 7.15, 7.18, 7.19, 7.20, 7.21 or Article VIII; or

(c) Other Defaults. (i) Any Loan Party fails to perform or observe any other covenant or agreement (not specified in subsection (a) or (b) above) contained in this Agreement on its part to be performed or observed and such failure continues unremedied for five (5) Business Days after notice thereof from Agent or Agent is notified of such Default or should have been so notified pursuant to the provisions of Section 7.03(a), whichever is earlier; or (ii) any Loan Party fails to perform or observe any other covenant or agreement (not specified in subsection (a) or (b) above or in the preceding clause (i) of this subsection (c)) contained in any other Loan Document on its part to be performed or observed and such failure continues unremedied beyond any grace or cure period therein provided; or

(d) Representations and Warranties. Any representation, warranty, certification or statement of fact made or deemed made by or on behalf of Borrower or any other Loan Party herein, in any other Loan Document, or in any document delivered in connection herewith or therewith shall be materially incorrect or misleading when made or deemed made; or

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(e) Cross-Default. Borrower or any Restricted Subsidiary (A) fails to make any payment when due (whether by scheduled maturity, required prepayment, acceleration, demand, or otherwise) in respect of any Indebtedness incurred on or after the Petition Date or otherwise not subject to the automatic stay in the Chapter 11 Cases or Guarantee thereof (in each case, other than Indebtedness hereunder and Indebtedness under Swap Contracts), or (B) fails to observe or perform any other agreement or condition relating to any such Indebtedness or Guarantee thereof or contained in any instrument or agreement evidencing, securing or relating thereto, or any other event occurs, the effect of which default or other event is to cause, or to permit the holder or holders of such Indebtedness or the beneficiary or beneficiaries of such Guarantee (or a trustee or agent on behalf of such holder or holders or beneficiary or beneficiaries) to cause, with the giving of notice if required, (i) such Indebtedness to be demanded or to become due or to be repurchased, prepaid, defeased or redeemed (automatically or otherwise), or (ii) an offer to repurchase, prepay, defease or redeem such Indebtedness to be made, prior to its stated maturity, or (iii) such Guarantee to become payable or cash collateral in respect thereof to be demanded; or

(f) [Reserved]; or

(g) [Reserved]; or

(h) Judgments. Unless subject to the automatic stay in the Chapter 11 Cases, there is entered against Borrower or any Restricted Subsidiary (i) one or more final judgments or orders for the payment of money in an aggregate amount exceeding $1,000,000 (to the extent not covered by independent third-party insurance as to which the insurer does not dispute coverage), or (ii) any one or more non-monetary final judgments that have, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect and, in either case, (A) enforcement proceedings are commenced by any creditor upon such judgment or order, or (B) there is a period of 10 consecutive days during which a stay of enforcement of such judgment, by reason of a pending appeal or otherwise, is not in effect; or

(i) ERISA. (i) An ERISA Event occurs with respect to a Pension Plan or Multiemployer Plan which has resulted or could reasonably be expected to result in liability of Borrower or any ERISA Affiliate under Title IV of ERISA to the Pension Plan, Multiemployer Plan or the PBGC in an aggregate amount in excess of $1,000,000, or (ii) Borrower or any ERISA Affiliate fails to pay when due, after the expiration of any applicable grace period, any installment payment with respect to its withdrawal liability under Section 4201 of ERISA under a Multiemployer Plan in an aggregate amount in excess of $1,000,000; or

(j) Invalidity of Loan Documents. Until the Release Date has occurred, any Loan Document or any provision thereof, at any time after its execution and delivery and for any reason other than as expressly permitted hereunder or thereunder ceases to be in full force and effect; or any Loan Party contests in any manner the validity or enforceability of any Loan Document or any provision thereof (other than manifest error); or any Loan Party denies that it has any or further liability or obligation under any Loan Document, or purports to revoke, terminate or rescind any Loan Document or any provision thereof; or

(k) Swap Contracts. There shall occur under any Swap Contract an Early Termination Date (as defined in such Swap Contract) resulting from (1) any event of default under such Swap Contract to which Borrower or any Restricted Subsidiary is the Defaulting Party (as defined in such Swap Contract), or (2) any Termination Event (as so defined) under such Swap Contract as to which Borrower or any Restricted Subsidiary is an Affected Party (as so defined) and, in either event, the Swap Termination Value owed by Borrower or such Restricted Subsidiary as a result thereof exceeds $1,000,000; or

(l) [Reserved]; or

(m) Change of Control. There occurs any Change of Control with respect to any Loan Party; or

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(n) Chapter 11 Cases. The Chapter 11 Cases are dismissed or the Chapter 11 Cases are converted to cases under Chapter 7 of the Bankruptcy Code, or any motion is filed by any of the Loan Parties seeking dismissal of the Chapter 11 Cases (provided that the foregoing does not prohibit the Loan Parties from filing a motion to close or dismiss any of the Chapter 11 Cases to be effective on or after the effective date of the Approved Plan of Reorganization) or conversion of the Chapter 11 Cases to cases under Chapter 7 of the Bankruptcy Code; or

(o) Appointment of Trustee. Without the prior written consent of the Administrative Agent and the Majority Lenders, a trustee, a responsible officer or an examiner with enlarged powers (other than a fee examiner) beyond those set forth in Section 1106(a)(3) and (4) of the Bankruptcy Code is appointed in relation to the operation of the business of any Loan Party in the Chapter 11 Cases; or

(p) Termination of Restructuring Support Agreement. The occurrence of the Termination Date (as defined in the Restructuring Support Agreement) other than upon the occurrence of the Plan Effective Date; or

(q) Superpriority Claim. The Bankruptcy Court grants a Superpriority Claim or Lien on the Collateral which is pari passu with or senior to the DIP Superpriority Claims or DIP Liens of the Secured Parties, in each case other than with respect to the Carve-Out or as permitted by the DIP Order or the Hedging Order; or

(r) Entry of Orders. The Bankruptcy Court fails to enter (i) the Interim Order and Hedging Order within three (3) days (or a later date consented to by the Administrative Agent and the Majority Lenders) after the Petition Date or (ii) the Final Order within thirty-five (35) days (or a later date consented to by the Administrative Agent and the Majority Lenders) after the Petition Date; or

(s) Chapter 11 Orders. (i) Any material provision of the Interim Order, Hedging Order or Final Order, as applicable, fails to be in full force and effect, (ii) the Interim Order, Hedging Order or Final Order, as applicable, is (A) vacated, stayed or reversed, or (B) modified or amended in any respect without the prior written consent of the Administrative Agent and the Majority Lenders in their reasonable discretion, (iii) any Loan Party fails to comply with any material provision of the Interim Order, Hedging Order or Final Order, as applicable, (iv) any order is entered in the Chapter 11 Cases charging any of the Collateral, including under Section 506(c) or Section 552(b) of the Bankruptcy Code, (v) any action is commenced by any Loan Party which is adverse to the Secured Parties or their rights and remedies under the DIP Facility in the Chapter 11 Cases, (vi) the exclusivity periods set forth in Section 1121 of the Bankruptcy Code are modified (other than modifications to increase the exclusivity period) or terminated or expire, (vii) the Final Order fails to provide that each of the Administrative Agent, the Lenders, the Prepetition Credit Agreement Agent and the Prepetition Lenders are entitled to rights and benefits of Section 552(b) of the Bankruptcy Code, and, following the entry of the Final Order, the “equities of the case” shall not apply, or (viii) if the Final Order provides that the Secured Parties shall be subject to the equitable doctrine of “marshaling” or any other similar doctrine with respect to any Collateral; or

(t) Indebtedness and other Payables. (i) Any Loan Party pays (by way of adequate protection or otherwise) any principal or interest or other amount on account of any prepetition Indebtedness or payables other than as agreed herein or pursuant to the consent of the Administrative Agent or as described in the DIP Order or pursuant to any order approving any “first day” motions or as permitted by the Budget (subject to Permitted Variances) or (ii) any order or filing is entered which authorizes or approves (or seeks authorization or approval of) any additional postpetition financing not otherwise permitted hereunder, or any Liens on the Collateral not otherwise permitted hereunder, other than pursuant to the Carve-Out; or

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(u) Relief from Automatic Stay. The Bankruptcy Court enters any order or orders granting relief from any stay of proceeding (including, without limitation, the automatic stay under the Chapter 11 Cases) so as to allow a third party or third parties to proceed against assets of any Loan Party valued in excess of $5,000,000 or to permit other actions that would have a Material Adverse Effect on any Loan Party or its estate; or

(v) Plan of Reorganization. Unless otherwise agreed in writing by the Majority Lenders or pursuant to the terms of the DIP Order, (x) any plan of reorganization or (y) any motion to approve any sale or other disposition of all or a material portion of the Collateral securing the Loans pursuant to Section 363 of the Bankruptcy Code is, in each case of (x) and (y), filed by the Debtors or confirmed by the Bankruptcy Court other than, in each case of (x) and (y), an Approved Plan of Reorganization; or

(w) Liens and Obligations. (i) any Liens granted with respect to the DIP Facility or the Obligations shall cease to be valid, perfected and enforceable in all respects with the priority set forth in the DIP Order (other than upon a release by reason of a transaction that is expressly permitted under the Loan Documents) or any Loan Party contests in any manner the validity, perfection or enforceability of any such Lien or its priority as set forth in the DIP Order; (ii) the Obligations shall cease to be valid and enforceable or shall cease to have the superiority claims status set forth in the DIP Order (other than upon a release by reason of a transaction that is expressly permitted under the Loan Documents) or any Loan party contests in any manner the validity or enforceability of the Obligations or their priority as set forth in the DIP Order; (iii) the disallowance, expungement, extinguishment or impairment of any portion of the Obligations or (iv) any Loan Party denies that it has any or further liability or obligation under any such Lien or in respect of the Obligations, or purports to revoke, terminate or rescind any such Lien or Obligation; or

(x) Chapter 11 Milestones. Any Chapter 11 Milestone is not satisfied in accordance with the terms relating to such Chapter 11 Milestone set forth in Schedule 7.21 hereto; or

(y) Credit Bidding. Any order is entered precluding or otherwise limiting the Prepetition Credit Agreement Agent or the Administrative Agent from “credit bidding”.

9.02. Remedies Upon Event of Default. If any Event of Default occurs and is continuing, Agent shall, at the request of, or may, with the consent of, the Majority Lenders, take any or all of the following actions without needing to obtain relief from the automatic stay under Section 362 of the Bankruptcy Code:

(a) declare the commitment of each Lender to make Loans and any obligation of the L/C Issuer to make L/C Credit Extensions to be terminated, reduced or restricted, whereupon such commitments and obligation shall be terminated, reduced or restricted immediately (in the case of restricted commitments, unless and until the Majority Lenders and the Administrative Agent shall reinstate the same in writing);

(b) declare the unpaid principal amount of all outstanding Loans, all interest accrued and unpaid thereon, and all other amounts owing or payable hereunder (other than Indebtedness outstanding under Swap Contracts) or under any other Loan Document to be immediately due and payable, without presentment, demand, protest or other notice of any kind, all of which are hereby expressly waived by Borrower;

(c) require that Borrower Cash Collateralize the L/C Obligations (in an amount equal to the then Outstanding Amount thereof); and

(d) exercise on behalf of itself and the Lenders all rights and remedies available to it and the Lenders under the Loan Documents, at law or in equity, or under the DIP Order, including all rights and remedies set forth in paragraph 14 of the Interim Order (and any corresponding paragraph of the Final Order).

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9.03. Application of Funds. After the exercise of remedies provided for in Section 9.02 (or after the Loans have automatically become immediately due and payable and the L/C Obligations have automatically been required to be Cash Collateralized as set forth in the proviso to Section 9.02), any amounts received on account of the Obligations shall be applied by Agent in the following order:

First, to payment of that portion of the Obligations constituting fees, indemnities, expenses and other amounts (including fees, charges and disbursements of counsel to Agent (including fees and time charges for attorneys who may be employees of Agent)) payable to Agent in its capacity as such;

Second, to payment of that portion of the Obligations constituting fees, indemnities and other amounts (other than principal, interest and L/C Fees) payable to Lenders and the L/C Issuer (including fees, charges and disbursements of counsel to the respective Lenders and the L/C Issuer (including fees and time charges for attorneys who may be employees of any Lender or the L/C Issuer) and amounts payable under Article III), ratably among them in proportion to the respective amounts described in this clause Second payable to them;

Third, to payment of that portion of the Obligations constituting accrued and unpaid L/C Fees and interest on the Loans, L/C Borrowings and other Obligations, ratably among Lenders and the L/C Issuer in proportion to the respective amounts described in this clause Third payable to them;

Fourth, to payment of (i) that portion of the Obligations constituting unpaid principal of the Loans and L/C Borrowings, (ii) Obligations (including all Prepetition Hedge Obligations) related to any Lender Swap Contract or Secured Cash Management Agreement and (iii) amounts to Agent for the account of the L/C Issuer, to Cash Collateralize that portion of L/C Obligations comprised of the aggregate undrawn amount of Letters of Credit, ratably among Lenders, the L/C Issuer, and any Swap Lender and any Cash Management Party, in proportion to the respective amounts described in this clause Fourth held by them; and

Last, the balance, if any, after all of the Obligations have been indefeasibly paid in full in cash, held as required by the Bankruptcy Court and/or at Law.

Notwithstanding the foregoing, amounts received from Borrower or any Guarantor that is not an Eligible Contract Participant shall not be applied to any Excluded Swap Obligations (it being understood, that in the event that any amount is applied to Obligations other than Excluded Swap Obligations as a result of this clause, the Administrative Agent shall make such adjustments as it determines are appropriate to distributions pursuant to clause “Fourth” above from amounts received from Eligible Contract Participants to ensure, as nearly as possible, that the proportional aggregate recoveries with respect to Excluded Swap Obligations described in such clause “Fourth” are the same as the proportional aggregate recoveries with respect to other Obligations pursuant to such clause).

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Subject to Section 2.03(c), amounts used to Cash Collateralize the aggregate undrawn amount of Letters of Credit pursuant to clause Fifth above shall be applied to satisfy drawings under such Letters of Credit as they occur. If any amount remains on deposit as Cash Collateral after all Letters of Credit have either been fully drawn or expired, such remaining amount shall be applied in the order set forth above.

Notwithstanding the foregoing, Obligations arising under Secured Cash Management Agreements and Lender Swap Contracts shall be excluded from the application described above if Agent has not received written notice thereof, together with such supporting documentation as Agent may request, from the applicable Cash Management Party or Swap Lender, as the case may be. Each Cash Management Party or Swap Lender not a party to this Agreement that has given the notice contemplated by the preceding sentence shall, by such notice, be deemed to have acknowledged and accepted the appointment of the Agent pursuant to the terms of Article X hereof for itself and its Affiliates as if a “Lender” party hereto.

ARTICLE X. ADMINISTRATIVE AGENT

10.01. Appointment and Authorization of Administrative Agent.

(a) Each of the Lenders and the L/C Issuer hereby irrevocably appoints Scotiabank to act on its behalf as Administrative Agent hereunder and under the other Loan Documents and authorizes Agent to take such actions on its behalf and to exercise such powers as are delegated to Agent by the terms hereof and thereof, together with such actions and powers as are reasonably incidental thereto. Other than the rights of the Loan Parties under Section 10.06, (i) the provisions of this Article are solely for the benefit of Agent, the Lenders and the L/C Issuer, and (ii) neither the Borrower nor any other Loan Party shall have rights as a third party beneficiary of any of such provisions. All benefits and amenities provided to Agent in this Article shall also apply to Arranger in its capacity as sole lead arranger and sole bookrunner. It is understood and agreed that the use of the term “agent” herein or in any other Loan Documents (or any other similar term) with reference to the Agent is not intended to connote any fiduciary or other implied (or express) obligations arising under agency doctrine of any applicable law. Instead such term is used as a matter of market custom, and is intended to create or reflect only an administrative relationship between contracting parties.

(b) The Agent shall also act as the “collateral agent” under the Loan Documents, and each of the Lenders (including in its capacities as a Swap Lender and Cash Management Party) and the L/C Issuer hereby irrevocably appoints and authorizes the Agent to act as the agent of such Lender and the L/C Issuer for purposes of acquiring, holding and enforcing any and all Liens on Collateral granted by any of the Loan Parties to secure any of the Obligations, together with such powers and discretion as are reasonably incidental thereto. In this connection, the Agent, as “collateral agent” and any co-agents, sub-agents and attorneys-in-fact appointed by the Agent pursuant to Section 10.05 for purposes of holding or enforcing any Lien on the Collateral (or any portion thereof) granted under the Collateral Documents, or for exercising any rights and remedies thereunder at the direction of the Agent, shall be entitled to the benefits of all provisions of this Article X and Article XI (including Section 11.04(c)), as though such co-agents, sub-agents and attorneys-in-fact were the “collateral agent” under the Loan Documents as if set forth in full herein with respect thereto.

10.02. Rights as a Lender. The Person serving as Agent hereunder shall have the same rights and powers in its capacity as a Lender as any other Lender and may exercise the same as though it were not Agent and the term “Lender” or “Lenders” shall, unless otherwise expressly indicated or unless the context otherwise requires, include the Person serving as Agent hereunder in its individual capacity. Such Person and its Affiliates may accept deposits from, lend money to, act as the financial advisor or in any other advisory capacity for and generally engage in any kind of business with the Borrower or any Subsidiary or other Affiliate thereof as if such Person were not Agent hereunder and without any duty to account therefor to Lenders.

10.03. Exculpatory Provisions. Agent shall not have any duties or obligations except those expressly set forth herein and in the other Loan Documents, and its duties hereunder shall be administrative in nature. Without limiting the generality of the foregoing, Agent:

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(a) shall not be subject to any fiduciary or other implied duties, regardless of whether a Default has occurred and is continuing;

(b) shall not have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated hereby or by the other Loan Documents that Administrative Agent is required to exercise as directed in writing by the Majority Lenders (or such other number or percentage of the Lenders as shall be expressly provided for herein or in the other Loan Documents); provided that the Administrative Agent shall not be required to take any action that, in its opinion or the opinion of its counsel, may expose the Administrative Agent to liability or that is contrary to any Loan Document or applicable Law, including for the avoidance of doubt any action that may be in violation of the automatic stay under any Debtor Relief Law or that may effect a forfeiture, modification or termination of property of a Defaulting Lender in violation of any Debtor Relief Law; and

(c) shall not, except as expressly set forth herein and in the other Loan Documents, have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to Borrower or any of its Affiliates that is communicated to or obtained by the Person serving as Agent or any of its Affiliates in any capacity.

Agent shall not be liable for any action taken or not taken by it (i) with the consent or at the request of the Majority Lenders or the Required Lenders, as applicable (or such other number or percentage of the Lenders as shall be necessary, or as Agent shall believe in good faith shall be necessary, under the circumstances provided in Sections 9.02 and 11.01), or (ii) in the absence of its own gross negligence or willful misconduct as determined by a court of competent jurisdiction by final and nonappealable judgment. Agent shall be deemed not to have knowledge of any Default unless and until written notice describing such Default is given to Agent by Borrower, a Lender or the L/C Issuer.

Agent shall not be responsible for or have any duty to ascertain or inquire into (i) any statement, warranty or representation made in or in connection with this Agreement or any other Loan Document, (ii) the contents of any certificate, report or other document delivered hereunder or thereunder or in connection herewith or therewith, (iii) the performance or observance of any of the covenants, agreements or other terms or conditions set forth herein or therein or the occurrence of any Default, (iv) the validity, enforceability, effectiveness or genuineness of this Agreement, any other Loan Document or any other agreement, instrument or document or (v) the satisfaction of any condition set forth in Article V or elsewhere herein, other than to confirm receipt of items expressly required to be delivered to Agent.

10.04. Reliance by Administrative Agent. Agent shall be entitled to rely upon, and shall not incur any liability for relying upon, any notice, request, certificate, consent, statement, instrument, document or other writing (including any electronic message, Internet or intranet website posting or other distribution) believed by it to be genuine and to have been signed, sent or otherwise authenticated by the proper Person. Agent also may rely upon any statement made to it orally or by telephone and believed by it to have been made by the proper Person, and shall not incur any liability for relying thereon. In determining compliance with any condition hereunder to the making of a Loan, or the issuance, extension, renewal or increase of a Letter of Credit, that by its terms must be fulfilled to the satisfaction of a Lender or the L/C Issuer, Agent may presume that such condition is satisfactory to such Lender or the L/C Issuer unless Agent shall have received notice to the contrary from such Lender or the L/C Issuer prior to the making of such Loan or the issuance of such Letter of Credit. Agent may consult with legal counsel (who may be counsel for Borrower), independent accountants and other experts selected by it, and shall not be liable for any action taken or not taken by it in accordance with the advice of any such counsel, accountants or experts.

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10.05. Delegation of Duties. Agent may perform any and all of its duties and exercise its rights and powers hereunder or under any other Loan Document by or through any one or more sub agents appointed by Agent. Agent and any such sub agent may perform any and all of its duties and exercise its rights and powers by or through their respective Related Parties. The exculpatory provisions of this Article shall apply to any such sub agent and to the Related Parties of Agent and any such sub agent, and shall apply to their respective activities in connection with the syndication of the credit facilities provided for herein as well as activities as Agent. Agent shall not be responsible for the negligence or misconduct of any sub-agents except to the extent that a court of competent jurisdiction determines in a final and nonappealable judgment that Agent acted with gross negligence or willful misconduct in the selection of such sub-agents.

10.06. Resignation of Agent.

(a) Agent may at any time give notice of its resignation to Lenders, the L/C Issuer and Borrower. Upon receipt of any such notice of resignation, the Majority Lenders shall have the right, subject to the consent of Borrower (but no such consent shall be required if a Default is then continuing), to appoint a successor, which shall be a bank with an office in the United States, or an Affiliate of any such bank with an office in the United States. If no such successor shall have been so appointed by the Majority Lenders and shall have accepted such appointment within 30 days after the retiring Agent gives notice of its resignation (or such earlier day as shall be agreed by the Majority Lenders) (the “Resignation Effective Date”), then the retiring Agent may (but shall not be obligated to) on behalf of Lenders and the L/C Issuer, appoint a successor Agent meeting the qualifications set forth above, subject to the consent of Borrower (but no such consent shall be required if a Default is then continuing). Whether or not a successor has been appointed, such resignation shall nonetheless become effective (except that in the case of any collateral security held by the Agent on behalf of the Lenders under any of the Loan Documents, the retiring Agent shall continue to hold such collateral security until such time as a successor Agent is appointed) in accordance with such notice on the Resignation Effective Date.

(b) If the Person serving as Agent is a Defaulting Lender pursuant to clause (d) of the definition thereof, the Majority Lenders may, to the extent permitted by applicable law, by notice in writing to Borrower and such Person remove such Person as Agent and appoint a successor, subject to the consent of Borrower (but no such consent shall be required if a Default is then continuing). If no such successor shall have been so appointed by the Majority Lenders and shall have accepted such appointment within 30 days (or such earlier day as shall be agreed by the Majority Lenders) (the “Removal Effective Date”), then such removal shall nonetheless become effective (except that in the case of any collateral security held by the Agent on behalf of the Lenders under any of the Loan Documents, the removed Agent shall continue to hold such collateral security until such time as a successor Agent is appointed) in accordance with such notice on the Removal Effective Date.

(c) With effect from the Resignation Effective Date or the Removal Effective Date (as applicable) (1) the retiring or removed Agent shall be discharged from its duties and obligations hereunder and under the other Loan Documents (except that in the case of any collateral security held by Agent on behalf of the Lenders or the L/C Issuer under any of the Loan Documents, the retiring or removed Agent shall continue to hold such collateral security until such time as a successor Agent is appointed) and (2) except for any indemnity payments owed to the retiring or removed Agent, all payments, communications and determinations provided to be made by, to or through Agent shall instead be made by or to each Lender and the L/C Issuer directly, until such time as the Majority Lenders and Borrower, if applicable, appoint a successor Agent as provided for above in this Section. Upon the acceptance of a successor’s appointment as Agent hereunder, such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of the retiring or removed Agent (other than any rights to indemnity payments owed to the retiring or removed Agent), and the retiring or removed Agent shall be discharged from all of its duties and obligations hereunder or under the other Loan Documents (if not already discharged therefrom as provided above in this Section). The fees payable by Borrower to a successor Agent shall be the same as those payable to its predecessor unless otherwise agreed between Borrower and such successor. After the retiring or removed Agent’s resignation or removal hereunder and under the other Loan Documents, the provisions of this Article and Section 11.04 shall continue in effect for the benefit of such retiring or removed Agent, its sub agents and their respective Related Parties in respect of any actions taken or omitted to be taken by any of them while the retiring or removed Agent was acting as Agent.

(d) Any resignation by Scotiabank as Agent pursuant to this Section shall also constitute its resignation as L/C Issuer, and additionally, the L/C Issuer may resign at any time by giving 30 days’ prior notice to Agent, the Lenders and Borrower. After the resignation of the L/C Issuer hereunder, the retiring L/C Issuer shall remain a party hereto and shall continue to have all the rights and obligations of an L/C Issuer under this Agreement and the other Loan Documents with respect to Letters of Credit issued by it prior to such resignation, but shall not be required to issue additional Letters of Credit or to extend, renew or increase any existing Letter of Credit, including, without limitation, any Letter of Credit with an auto-extend feature (for the avoidance of doubt, the retiring L/C Issuer is authorized to notify each beneficiary of each Letter of Credit (in accordance with the terms of such Letter of Credit) that any such Letter of Credit will not be renewed, extended or increased, automatically or otherwise). Upon the acceptance of a successor’s appointment as Agent hereunder, (a) such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of the retiring L/C Issuer, (b) the retiring L/C Issuer shall be discharged from all of its respective duties and obligations hereunder or under the other Loan Documents, and (c) the successor L/C Issuer shall issue letters of credit in substitution for the Letters of Credit, if any, outstanding at the time of such succession or make other arrangements satisfactory to the retiring L/C Issuer to effectively assume the obligations of the retiring L/C Issuer with respect to such Letters of Credit.

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10.07. Non-Reliance on Agent and Other Lenders. Each Lender and the L/C Issuer acknowledges that it has, independently and without reliance upon Agent or any other Lender or any of their Related Parties and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement. Each Lender and the L/C Issuer also acknowledges that it will, independently and without reliance upon Agent or any other Lender or any of their Related Parties and based on such documents and information as it shall from time to time deem appropriate, continue to make its own decisions in taking or not taking action under or based upon this Agreement, any other Loan Document or any related agreement or any document furnished hereunder or thereunder.

10.08. No Other Duties, Etc. Anything herein to the contrary notwithstanding, no bookrunner, Arranger or other Lender holding a title listed on the cover page hereof shall have any powers, duties or responsibilities under this Agreement or any of the other Loan Documents, except in its capacity, as applicable, as Agent, a Lender or the L/C Issuer hereunder.

10.09. Administrative Agent May File Proofs of Claim. In case of the pendency of any proceeding under any Debtor Relief Law or any other judicial proceeding relative to any Loan Party, Agent (irrespective of whether the principal of any Loan or L/C Obligation shall then be due and payable as herein expressed or by declaration or otherwise and irrespective of whether Agent shall have made any demand on Borrower) shall be entitled and empowered (but not obligated), by intervention in such proceeding or otherwise:

(a) to file and prove a claim for the whole amount of the principal and interest owing and unpaid in respect of the Loans, L/C Obligations and all other Obligations that are owing and unpaid and to file such other documents as may be necessary or advisable in order to have the claims of Lenders, the L/C Issuer and Agent (including any claim for the reasonable compensation, expenses, disbursements and advances of Lenders, the L/C Issuer and Agent and their respective agents and counsel and all other amounts due Lenders, the L/C Issuer and Agent under Sections 2.03(i) and (j), 2.08 and 11.04) allowed in such judicial proceeding; and

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(b) to collect and receive any monies or other property payable or deliverable on any such claims and to distribute the same;

and any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such judicial proceeding is hereby authorized by each Lender and the L/C Issuer to make such payments to Agent and, in the event that Agent shall consent to the making of such payments directly to Lenders and the L/C Issuer, to pay to Agent any amount due for the reasonable compensation, expenses, disbursements and advances of Agent and its agents and counsel, and any other amounts due Agent under Sections 2.09 and 11.04.

Nothing contained herein shall be deemed to authorize Agent to authorize or consent to or accept or adopt on behalf of any Lender or the L/C Issuer any plan of reorganization, arrangement, adjustment or composition affecting the Obligations or the rights of any Lender or to authorize Agent to vote in respect of the claim of any Lender in any such proceeding.

10.10. Collateral and Guarantor Matters.

(a) Each Lender and the L/C Issuer hereby irrevocably authorizes and directs Agent to enter into the Collateral Documents for the benefit of such Lender and the L/C Issuer. Each Lender and the L/C Issuer hereby agrees, and each holder of any Note by the acceptance thereof will be deemed to agree, that, except as otherwise set forth in Section 11.01, any action taken by the Majority Lenders, in accordance with the provisions of this Agreement or the Collateral Documents, and the exercise by the Majority Lenders of the powers set forth herein or therein, together with such other powers as are reasonably incidental thereto, shall be authorized and binding upon all of the Lenders and the L/C Issuer. Agent is hereby authorized (but not obligated) on behalf of all of the Lenders and the L/C Issuer, without the necessity of any notice to or further consent from any Lender or the L/C Issuer from time to time prior to, an Event of Default, to take any action with respect to any Collateral or Collateral Documents which may be necessary to perfect and maintain perfected the Liens upon the Collateral granted pursuant to the Collateral Documents.

(b) Each Lender and the L/C Issuer (including in its capacities as a Cash Management Party and Swap Lender) hereby irrevocably authorize Agent, at its option and in its discretion (and Agent hereby agrees in the case of clauses (i) and (iii) below),

(i) to release any Lien on any property granted to or held by Agent under any Loan Document (A) upon (I) termination of the Aggregate Commitments, (II) irrevocable payment in full in cash of all Obligations (other than (x) contingent indemnification obligations and (y)  any other obligations or liabilities, which by their terms expressly survive the termination of the Loan Documents), (III) the expiration or termination of all Letters of Credit (other than Letters of Credit as to which other arrangements satisfactory to Agent and the L/C Issuer shall have been made) and (IV) the payment in full in cash of all Obligations arising from the expiration, termination or unwinding of, or the novation to a financial institution which is not a Lender of, all then existing Lender Swap Contracts (other than those as to which other arrangements satisfactory to the applicable Swap Lender shall have been made) (the date upon which all of the matters described in the preceding subclauses (A)(I) through (A)(IV) of this Section shall have occurred shall be herein called, the “Release Date”), (B) that is sold or to be sold as part of or in connection with any sale permitted hereunder or under any other Loan Document, (C) subject to Section 11.01, if approved, authorized or ratified in writing by the Majority Lenders, (D) in connection with any foreclosure sale or other disposition of Collateral after the occurrence of an Event of Default, or (E) which release is otherwise required by this Agreement;

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(ii) to subordinate any Lien on any property granted to or held by Agent under any Loan Document to the holder of any Lien on such property that is permitted by this Agreement or any other Loan Document, or if necessary, release such Lien; and

(iii) to release any Guarantor from its obligation under any Guaranty of such Person if such Person ceases to be a Subsidiary as a result of a transaction permitted hereunder.

Upon request by Agent at any time, each Lender and the L/C Issuer will confirm in writing Agent’s authority to release or subordinate its interest in particular types or items of Collateral pursuant to this Section 10.10.

(c) Subject to (b) above, Agent shall (and is hereby irrevocably authorized by each Lender and the L/C Issuer to) execute such documents as may be necessary to evidence the release or subordination of the Liens granted to Agent for the benefit of Agent and Lenders and the L/C Issuer herein or pursuant hereto upon the applicable Collateral; provided that (i) Agent shall not be required to execute any such document on terms which, in Agent’s opinion, would expose Agent to or create any liability or entail any consequence other than the release or subordination of such Liens without recourse or warranty and (ii) such release or subordination shall not in any manner discharge, affect or impair the Obligations or any Liens upon (or obligations of Borrower or any other Loan Party in respect of) all interests retained by Borrower or any other Loan Party, including the proceeds of the sale, all of which shall continue to constitute part of the Collateral. In the event of any sale or transfer of Collateral, or any foreclosure with respect to any of the Collateral, Agent shall be authorized to deduct all expenses reasonably incurred by Agent from the proceeds of any such sale, transfer or foreclosure.

(d) Agent shall have no obligation whatsoever to any Lender, the L/C Issuer or any other Person to assure that the Collateral exists or is owned by Borrower or any other Loan Party or is cared for, protected or insured or that the Liens granted to Agent herein or in any of the Collateral Documents or pursuant hereto or thereto have been properly or sufficiently or lawfully created, perfected, protected or enforced or are entitled to any particular priority, or to exercise or to continue exercising at all or in any manner or under any duty of care, disclosure or fidelity any of the rights, authorities and powers granted or available to Agent in this Section 10.10 or in any of the Collateral Documents, it being understood and agreed that in respect of the Collateral, or any act, omission or event related thereto, Agent may act in any manner it may deem appropriate, in its sole discretion, given Agent’s own interest in the Collateral as one of Lenders and that Agent shall have no duty or liability whatsoever to Lenders or the L/C Issuer.

(e) Each Lender and the L/C Issuer hereby appoints each other Lender as agent for the purpose of perfecting Lenders’ and the L/C Issuer’s security interest in assets which, in accordance with Article 9 of the UCC can be perfected only by possession. Should any Lender or the L/C Issuer (other than Agent) obtain possession of any such Collateral, such Lender or the L/C Issuer shall notify Agent thereof, and, promptly upon Agent’s request therefor shall deliver such Collateral to the Agent or in accordance with Agent’s instructions.

(f) Agent shall not be responsible for or have a duty to ascertain or inquire into any representation or warranty regarding the existence, value or collectability of the Collateral, the existence, priority or perfection of Agent’s Lien thereon, or any certificate prepared by any Loan Party in connection therewith, nor shall Agent be responsible or liable to the Lenders for any failure to monitor or maintain any portion of the Collateral.

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(g) The Secured Parties further irrevocably authorize the Administrative Agent, at its option and in its discretion, without the necessity of any notice to or further consent from the Secured Parties, at the direction of the Majority Lenders, to credit bid and purchase (either directly or through one or more acquisition vehicles) or Dispose of (or to consent to any such Disposition of) all or any portion of the Collateral at any sale thereof conducted by the Administrative Agent under the provisions of the UCC, including pursuant to Sections 9-610 or 9-620 of the UCC, at any sale thereof conducted under the provisions of the Bankruptcy Code, including Section 363 of the Bankruptcy Code, or pursuant to any plan of reorganization, or at any sale or foreclosure conducted by the Administrative Agent (whether by judicial action or otherwise) in accordance with applicable Law.

10.11. Cash Management Agreements and Swap Contracts. No Cash Management Party or Swap Lender that obtains the benefits of Section 9.03, any Guaranty or any Collateral by virtue of the provisions hereof or of any Guaranty or any Collateral Document shall have any right to notice of any action or to consent to, direct or object to any action hereunder or under any other Loan Document or otherwise in respect of the Collateral (including the release or impairment of any Collateral) or any amendment or waiver of this Agreement or any other Loan Document, in each case other than in its capacity as a Lender and, in such case, only to the extent expressly provided in the Loan Documents. Notwithstanding any other provision of this Article X to the contrary, the Agent shall not be required to verify the payment of, or that other satisfactory arrangements have been made with respect to, Obligations arising under Secured Cash Management Agreements and Lender Swap Contracts unless the Agent has received written notice of such Obligations, together with such supporting documentation as the Agent may request, from the applicable Cash Management Party or Swap Lender, as the case may be.

10.12. Certain ERISA Matters.

(a) Each Lender (x) represents and warrants, as of the date such Person became a Lender party hereto, to, and (y) covenants, from the date such Person became a Lender party hereto to the date such Person ceases being a Lender party hereto, for the benefit of, Agent and not, for the avoidance of doubt, to or for the benefit of the Borrower or any other Loan Party, that at least one of the following is and will be true:

(i) such Lender is not using “plan assets” (within the meaning of Section 3(42) of ERISA or otherwise) of one or more Benefit Plans with respect to such Lender’s entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Commitments or this Agreement,

(ii) the transaction exemption set forth in one or more PTEs, such as PTE 84-14 (a class exemption for certain transactions determined by independent qualified professional asset managers), PTE 95-60 (a class exemption for certain transactions involving insurance company general accounts), PTE 90-1 (a class exemption for certain transactions involving insurance company pooled separate accounts), PTE 91-38 (a class exemption for certain transactions involving bank collective investment funds) or PTE 96-23 (a class exemption for certain transactions determined by in-house asset managers), is applicable with respect to such Lender’s entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Commitments and this Agreement,

(iii) (A) such Lender is an investment fund managed by a “Qualified Professional Asset Manager” (within the meaning of Part VI of PTE 84-14), (B) such Qualified Professional Asset Manager made the investment decision on behalf of such Lender to enter into, participate in, administer and perform the Loans, the Letters of Credit, the Commitments and this Agreement, (C) the entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Commitments and this Agreement satisfies the requirements of sub-sections (b) through (g) of Part I of PTE 84-14 and (D) to the best knowledge of such Lender, the requirements of subsection (a) of Part I of PTE 84-14 are satisfied with respect to such Lender’s entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Commitments and this Agreement, or

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(iv) such other representation, warranty and covenant as may be agreed in writing between Agent, in its sole discretion, and such Lender.

(b) In addition, unless either (1) sub-clause (i) in the immediately preceding clause (a) is true with respect to a Lender or (2) a Lender has provided another representation, warranty and covenant in accordance with sub-clause (iv) in the immediately preceding clause (a), such Lender further (x) represents and warrants, as of the date such Person became a Lender party hereto, to, and (y) covenants, from the date such Person became a Lender party hereto to the date such Person ceases being a Lender party hereto, for the benefit of, Agent and not, for the avoidance of doubt, to or for the benefit of the Borrower or any other Loan Party, that the Administrative Agent is not a fiduciary with respect to the assets of such Lender involved in such Lender’s entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Commitments and this Agreement (including in connection with the reservation or exercise of any rights by Agent under this Agreement, any Loan Document or any documents related hereto or thereto)

ARTICLE XI. MISCELLANEOUS

11.01. Amendments, Etc. Except as otherwise provided in Section 3.07(a) or elsewhere in this Section 11.01, no amendment or waiver of any provision of this Agreement or any other Loan Document, and no consent to any departure by Borrower or any other Loan Party therefrom, shall be effective unless in writing signed by the Borrower or the applicable Loan Party, as the case may be, and the Majority Lenders and acknowledged by Agent, or signed by the Borrower or the applicable Loan Party, as the case may be, and the Agent with the consent of the Majority Lenders, and each such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given; provided, however, that no such amendment, waiver or consent shall:

(a) waive any condition set forth in Section 5.01(a) without the written consent of each Lender; provided, however, in the sole discretion of Agent, only a waiver by Agent shall be required with respect to immaterial matters or items specified in Section 5.01(a)(iii) or (iv) with respect to which Borrower has given assurances satisfactory to Agent that such items shall be delivered promptly following the Interim Facility Effective Date;

(b) extend or increase the Commitment of any Lender (or reinstate any Commitment terminated pursuant to Section 9.02) without the written consent of such Lender;

(c) postpone any date fixed by this Agreement or any other Loan Document for any payment (excluding mandatory prepayments) of principal, interest, fees or other amounts due to Lenders (or any of them) hereunder or under any other Loan Document without the written consent of each Lender directly affected thereby;

(d) reduce the principal of, or the rate of interest specified herein on, any Loan or L/C Borrowing, or (subject to clause (iii) of the second proviso to this Section 11.01) any fees or other amounts payable hereunder or under any other Loan Document, without the written consent of each Lender directly affected thereby; provided, however, that only the consent of the Majority Lenders shall be necessary (i) to amend the definition of “Default Rate” or to waive any obligation of Borrower to pay interest or L/C Fees at the Default Rate or (ii) to amend any financial covenant hereunder (or any defined term used therein) even if the effect of such amendment would be to reduce the rate of interest on any Loan or L/C Borrowing or to reduce any fee payable hereunder;

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(e) change Section 2.05, Section 2.12 or Section 9.03 in a manner that would alter the pro rata terminations, reductions or sharing of payments required thereby without the written consent of each Lender directly affected thereby;

(f) change any provision of this Section or the definition of “Majority Lenders” or “Required Lenders” or any other provision hereof specifying the number or percentage of Lenders required to amend, waive or otherwise modify any rights hereunder or make any determination or grant any consent hereunder, without the written consent of each Lender; or

(g) release any Guarantor from any Guaranty or release the Liens on all or substantially all of the Collateral in any transaction or series of related transactions except in accordance with the terms of any Loan Document, without the written consent of each Lender;

and, provided further, that (i) no amendment, waiver or consent shall, unless in writing and signed by the L/C Issuer in addition to the Lenders required above, affect the rights or duties of the L/C Issuer under this Agreement or any Issuer Document relating to any Letter of Credit issued or to be issued by it; (ii) no amendment, waiver or consent shall, unless in writing and signed by Agent in addition to the Lenders required above, affect the rights or duties of Agent under this Agreement or any other Loan Document; (iii) the Fee Letter may be amended, or rights or privileges thereunder waived, in a writing executed only by the parties thereto; and (iv) nothing contained in this Section 11.01 shall cause any waiver, amendment, modification or consent to any Lender Swap Contract or Secured Cash Management Agreement to require the consent of the Majority Lenders. Notwithstanding anything to the contrary herein, no Defaulting Lender shall have any right to approve or disapprove any amendment, waiver or consent hereunder, except that the Commitment of such Lender may not be increased or extended without the consent of such Lender.

Notwithstanding the foregoing and any provision in any Loan Document which requires the signatures of the Lenders, the Required Lenders or the Majority Lenders as a condition to the effectiveness of an amendment or waiver with respect to such Loan Document, each Lender party hereto consents to the effectiveness upon execution by Agent and the applicable Loan Party or Loan Parties of the Guaranty.

Notwithstanding anything herein or in any Loan Document to the contrary, each Lender consents to each amendment, modification, supplement or waiver to (x) any Collateral Document now or hereafter executed by the Borrower and Agent, which is executed and delivered in order to add Collateral pledged pursuant to such Collateral Document, release any Collateral in accordance with the terms hereof or update any schedules to such Collateral Document, (y) any Loan Document now or hereafter executed by the Borrower and Agent which is executed and delivered in order to cure an ambiguity, omission, mistake or defect in such Loan Document, or (z) Schedule 1.01 or Schedule 6.13 to the extent either schedule is delivered to Agent pursuant to the terms of this Agreement.

Notwithstanding anything herein or in any Loan Document to the contrary, the Majority Roll-Up Lenders may (without the consent of any other Lenders or the Agent), on behalf of all Roll-Up Lenders, agree that the full amount of the Roll-Up Loans will not be required to be repaid in cash on the Termination Date, but instead shall be treated in any manner approved by the Majority Roll-Up Lenders; provided that no such treatment shall contradict the pro rata sharing provision of Section 2.12, or otherwise provide for any non-pro rata treatment without the consent of all Roll-Up Lenders.

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If (1) conditions (I), (II) and (III) to the Release Date have been satisfied other than payment in full of all Obligations arising under clause (ii) or clause (iii) of the definition of the term “Obligations” and (2) no Loan Party has any outstanding Indebtedness, liability or obligations in connection with a first lien revolving credit facility that are secured by a Lien on the Collateral (or any commitment relating to any such revolving credit facility), other than (x) Obligations arising under clause (ii) or clause (iii) of the definition of the term “Obligations” and guaranties thereof and (y) contingent indemnification obligations under any such first lien revolving credit facility, then (A) any reference to “Lenders” or “Majority Lenders” in this Agreement or any other Loan Document with respect to rights to provide instructions to the Administrative Agent or other agents with respect to enforcement against Collateral shall be deemed to be a reference to the Secured Parties to whom Obligations remain outstanding and any voting shall be based upon the outstanding amount of such Obligations, and (B) any reference to “Events of Default” as conditions precedent to such enforcement rights shall be deemed to be a reference to “events of default” or “termination events,” howsoever described, under the outstanding Lender Swap Contracts or Secured Cash Management Agreements, as applicable. The rights of the Secured Parties under Lender Swap Contracts and Secured Cash Management Agreements granted pursuant to clauses (A) and (B) of the preceding sentence shall immediately terminate if (x) clause (1) of the preceding sentence is at any time not true, or (y) both of the following conditions are fulfilled at any time: (I) clause (2) of the preceding sentence is at any time not true, and (II) the Obligations owed to such Secured Parties are secured equally and ratably in the Collateral with the Indebtedness, liabilities and obligations under such first lien revolving credit facility.

11.02. Notices; Effectiveness; Electronic Communications.

(a) Notices Generally. Except in the case of notices and other communications expressly permitted to be given by telephone (and except as provided in subsection (b) below), all notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by facsimile or delivered by electronic mail as follows, and all notices and other communications expressly permitted hereunder to be given by telephone shall be made to the applicable telephone number, as follows:

(i) if to Borrower, Agent or the L/C Issuer, to the address, facsimile number, electronic mail address or telephone number specified for such Person on Schedule 11.02; and

(ii) if to any other Lender, to the address, facsimile number, electronic mail address or telephone number specified in its Administrative Questionnaire.

Notices and other communications sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received; notices and other communications sent by facsimile shall be deemed to have been given when sent (except that, if not given during normal business hours for the recipient, shall be deemed to have been given at the opening of business on the next Business Day for the recipient). Notices and other communications delivered through electronic communications to the extent provided in subsection (b) below, shall be effective as provided in such subsection (b).

(b) Electronic Communications. Notices and other communications to Lenders and the L/C Issuer hereunder may be delivered or furnished by electronic communication (including e-mail and Internet or intranet websites) pursuant to procedures approved by Agent, provided that the foregoing shall not apply to notices to any Lender or the L/C Issuer pursuant to Article II if such Lender or the L/C Issuer, as applicable has notified the Agent that it is incapable of receiving notices under such Article by electronic communication. Agent or Borrower may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it, provided that approval of such procedures may be limited to particular notices or communications. Unless Agent otherwise prescribes, (i) notices and other communications sent to an e-mail address shall be deemed received upon the sender’s receipt of an acknowledgement from the intended recipient (such as by the “return receipt requested” function, as available, return e-mail or other written acknowledgement), and (ii) notices or communications posted to an Internet or intranet website shall be deemed received upon the deemed receipt by the intended recipient at its e-mail address as described in the foregoing clause (i) of notification that such notice or communication is available and identifying the website address therefor; provided that, for both clauses (i) and (ii) above, if such notice or other communication is not sent during the normal business hours of the recipient, such notice or communication shall be deemed to have been sent at the opening of business on the next Business Day for the recipient.

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(c) The Platform. THE PLATFORM IS PROVIDED “AS IS” AND “AS AVAILABLE.” THE AGENT PARTIES (AS DEFINED BELOW) DO NOT WARRANT THE ACCURACY OR COMPLETENESS OF THE BORROWER MATERIALS OR THE ADEQUACY OF THE PLATFORM, AND EXPRESSLY DISCLAIM LIABILITY FOR ERRORS IN OR OMISSIONS FROM THE BORROWER MATERIALS. NO WARRANTY OF ANY KIND, EXPRESS, IMPLIED OR STATUTORY, INCLUDING ANY WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, NON-INFRINGEMENT OF THIRD PARTY RIGHTS OR FREEDOM FROM VIRUSES OR OTHER CODE DEFECTS, IS MADE BY ANY AGENT PARTY IN CONNECTION WITH THE BORROWER MATERIALS OR THE PLATFORM. In no event shall Agent or any of its Related Parties (collectively, the “Agent Parties”) have any liability to Borrower, any Lender, the L/C Issuer or any other Person for losses, claims, damages, liabilities or expenses of any kind (whether in tort, contract or otherwise) arising out of Borrower’s or Agent’s transmission of Borrower Materials through the Internet and/or Platform, except to the extent that such losses, claims, damages, liabilities or expenses are determined by a court of competent jurisdiction by a final and nonappealable judgment to have resulted from the gross negligence or willful misconduct of such Agent Party; provided, however, that in no event shall any Agent Party have any liability to Borrower, any Lender, the L/C Issuer or any other Person for indirect, special, incidental, consequential or punitive damages (as opposed to direct or actual damages).

(d) Change of Address, Etc. Each of the Borrower, Agent and the L/C Issuer may change its address, facsimile or telephone number for notices and other communications hereunder by notice to the other parties hereto. Each other Lender may change its address, facsimile or telephone number for notices and other communications hereunder by notice to Borrower, Agent and the L/C Issuer. In addition, each Lender agrees to notify Agent from time to time to ensure that Agent has on record (i) an effective address, contact name, telephone number, facsimile number and electronic mail address to which notices and other communications may be sent and (ii) accurate wire instructions for such Lender. Furthermore, each Public Lender agrees to cause at least one individual at or on behalf of such Public Lender to at all times have selected the “Private Side Information” or similar designation on the content declaration screen of the Platform in order to enable such Public Lender or its delegate, in accordance with such Public Lender’s compliance procedures and applicable Law, including United States Federal and state securities Laws, to make reference to Borrower Materials that are not made available through the “Public Side Information” portion of the Platform and that may contain material non-public information with respect to the Borrower or its securities for purposes of United States Federal or state securities Laws.

(e) Reliance by Agent. L/C Issuer and Lenders. Agent, the L/C Issuer and Lenders shall be entitled to rely and act upon any notices (including telephonic Loan Notices) purportedly given by or on behalf of Borrower even if (i) such notices were not made in a manner specified herein, were incomplete or were not preceded or followed by any other form of notice specified herein, or (ii) the terms thereof, as understood by the recipient, varied from any confirmation thereof. Borrower shall indemnify Agent, the L/C Issuer, each Lender and the Related Parties of each of them from all losses, costs, expenses and liabilities resulting from the reliance by such Person on each notice purportedly given by or on behalf of Borrower. All telephonic notices to and other telephonic communications with Agent may be recorded by Agent, and each of the parties hereto hereby consents to such recording.

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11.03. No Waiver; Cumulative Remedies; Enforcement. No failure by any Lender, the L/C Issuer or Agent to exercise, and no delay by any such Person in exercising, any right, remedy, power or privilege hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. The rights, remedies, powers and privileges herein provided are cumulative and not exclusive of any rights, remedies, powers and privileges provided by Law.

Notwithstanding anything to the contrary contained herein or in any other Loan Document, the authority to enforce rights and remedies hereunder and under the other Loan Documents against the Loan Parties or any of them shall be vested exclusively in, and all actions and proceedings at law in connection with such enforcement shall be instituted and maintained exclusively by, Agent in accordance with Section 9.02 for the benefit of all the Lenders and the L/C Issuer; provided, however, that the foregoing shall not prohibit (a) Agent from exercising on its own behalf the rights and remedies that inure to its benefit (solely in its capacity as Agent) hereunder and under the other Loan Documents, (b) the L/C Issuer from exercising the rights and remedies that inure to its benefit (solely in its capacity as L/C Issuer) hereunder and under the other Loan Documents, (c) any Lender from exercising setoff rights in accordance with Section 11.08 (subject to the terms of Section 2.12), or (d) any Lender from filing proofs of claim or appearing and filing pleadings on its own behalf during the pendency of a proceeding relative to any Loan Party under any Debtor Relief Law; and provided, further, that if at any time there is no Person acting as Agent hereunder and under the other Loan Documents, then (i) the Majority Lenders shall have the rights otherwise ascribed to Agent pursuant to Section 9.02 and (ii) in addition to the matters set forth in clauses (b), (c) and (d) of the preceding proviso and subject to Section 2.12, any Lender may, with the consent of the Majority Lenders, enforce any rights and remedies available to it and as authorized by the Majority Lenders.

11.04. Expenses; Indemnity; Damage Waiver.

(a) Costs and Expenses. Borrower shall pay, on a monthly basis (and in any event promptly following receipt of invoices in respect thereof), without the requirement of prior Bankruptcy Court approval and whether incurred before or after the Petition Date, (i) all out of pocket expenses incurred by Agent, Arranger and their Affiliates (including the reasonable fees, charges and disbursements of counsel and the Financial Advisor for Agent and Arranger), in connection with the Chapter 11 Cases and the restructuring contemplated by the Approved Plan of Reorganization, the syndication of the credit facilities provided for herein, the preparation, negotiation, execution, delivery and administration of this Agreement and the other Loan Documents or any amendments, modifications or waivers of the provisions hereof or thereof (whether or not the transactions contemplated hereby or thereby shall be consummated), (ii) all reasonable out of pocket expenses incurred by the L/C Issuer in connection with the issuance, amendment, renewal or extension of any Letter of Credit or any demand for payment thereunder and (iii) all out-of-pocket expenses incurred by Agent, Arranger, any Lender or the L/C Issuer (including engineering charges and the fees, charges and disbursements of any counsel or the Financial Advisor for Agent, Arranger, any Lender or the L/C Issuer), and shall pay all fees and time charges for attorneys who may be employees of Agent, Arranger, any Lender or the L/C Issuer, in connection with the enforcement or protection of its rights (A) in connection with this Agreement and the other Loan Documents, including its rights under this Section, or (B) in connection with the Loans made or Letters of Credit issued hereunder, including all such out-of-pocket expenses incurred during any workout, restructuring or negotiations in respect of such Loans or Letters of Credit. No attorney or advisor to the Administrative Agent, any Lender or the L/C Issuer shall be required to file an application seeking compensation for services or reimbursement of expenses with the Bankruptcy Court.

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(b) Indemnification by the Borrower. Borrower shall indemnify Agent (and any sub-agent thereof), Arranger, each Lender and the L/C Issuer, and each Related Party of any of the foregoing Persons (each such Person being called an “Indemnitee”) against, and hold each Indemnitee harmless from, any and all losses, claims, damages, liabilities and related expenses (including the fees, charges and disbursements of any counsel for any Indemnitee), and shall indemnify and hold harmless each Indemnitee from all fees and time charges and disbursements for attorneys who may be employees of any Indemnitee, incurred by any Indemnitee or asserted against any Indemnitee by any third party or by Borrower or any other Loan Party arising out of, in connection with, or as a result of (i) the execution or delivery of this Agreement, any other Loan Document or any agreement or instrument contemplated hereby or thereby, the performance by the parties hereto of their respective obligations hereunder or thereunder, or the consummation of the transactions contemplated hereby or thereby, or, in the case of Agent (and any sub-agent thereof) and its Related Parties only, the administration of this Agreement and the other Loan Documents (including in respect of any matters addressed in Section 3.01), (ii) any Loan or Letter of Credit or the use or proposed use of the proceeds therefrom (including any refusal by the L/C Issuer to honor a demand for payment under a Letter of Credit if the documents presented in connection with such demand do not strictly comply with the terms of such Letter of Credit), (iii) any actual or alleged presence or release of Hazardous Materials on or from any property owned or operated by the Borrower or any of its Subsidiaries, or any Environmental Liability related in any way to the Borrower or any of its Subsidiaries, or (iv) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory, whether brought by a third party or by the Borrower or any other Loan Party, and regardless of whether any Indemnitee is a party thereto, IN ALL CASES, WHETHER OR NOT CAUSED BY OR ARISING, IN WHOLE OR IN PART, OUT OF THE COMPARATIVE, CONTRIBUTORY OR SOLE NEGLIGENCE OF THE INDEMNITEE; provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses (x) are determined by a court of competent jurisdiction by final and nonappealable judgment to have resulted from the gross negligence or willful misconduct of such Indemnitee or (y) result from a claim brought by Borrower or any other Loan Party against an Indemnitee (other than the Agent) for breach in bad faith of such Indemnitee’s obligations hereunder or under any other Loan Document, if Borrower or such Loan Party has obtained a final and nonappealable judgment in its favor on such claim as determined by a court of competent jurisdiction. Borrower shall also pay any civil penalty or fine assessed by OFAC against, and all costs and expenses (including counsel fees and disbursements) incurred in connection with defense thereof, by Agent and/or the Lenders as a result of conduct by Borrower that violated a sanction enforced by OFAC. This Section 11.04(b). shall not apply with respect to Taxes other than any Taxes that represent losses, claims, damages, etc. arising from any non-Tax claim.

(c) Reimbursement by Lenders. To the extent that Borrower for any reason fails to indefeasibly pay any amount required under subsection (a) or (b) of this Section to be paid by it to Agent (or any sub-agent thereof), Arranger, the L/C Issuer or any Related Party of any of the foregoing, each Lender severally agrees to pay to Agent (or any such sub-agent), Arranger, the L/C Issuer or such Related Party, as the case may be, such Lender’s Applicable Percentage (determined as of the time that the applicable unreimbursed expense or indemnity payment is sought) of such unpaid amount (including any such unpaid amount in respect of a claim asserted by such Lender), provided that the unreimbursed expense or indemnified loss, claim, damage, liability or related expense, as the case may be, was incurred by or asserted against Agent (or any such sub-agent), Arranger or the L/C Issuer in its capacity as such, or against any Related Party of any of the foregoing acting for Agent (or any such sub-agent) or L/C Issuer in connection with such capacity. The obligations of the Lenders under this subsection (c) are subject to the provisions of Section 2.11(c).

(d) Waiver of Consequential Damages, Etc. To the fullest extent permitted by applicable law, Borrower shall not assert, and hereby waives, any claim against any Indemnitee, on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of, this Agreement, any other Loan Document or any agreement or instrument contemplated hereby, the transactions contemplated hereby or thereby, any Loan or Letter of Credit or the use of the proceeds thereof. No Indemnitee referred to in subsection (b) above shall be liable for any damages arising from the use by unintended recipients of any information or other materials distributed to such unintended recipients by such Indemnitee through telecommunications, electronic or other information transmission systems in connection with this Agreement or the other Loan Documents or the transactions contemplated hereby or thereby other than for direct or actual damages resulting from the gross negligence or willful misconduct of such Indemnitee as determined by a final and nonappealable judgment of a court of competent jurisdiction.

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(e) Payments. All amounts due under this Section shall be payable not later than ten Business Days after demand therefor.

(f) Survival. The agreements in this Section shall survive the resignation of Agent and the L/C Issuer, the replacement of any Lender, the termination of the Aggregate Commitments and the occurrence of the Release Date.

11.05. Payments Set Aside. To the extent that any payment by or on behalf of Borrower is made to Agent, the L/C Issuer or any Lender, or Agent, the L/C Issuer or any Lender exercises its right of setoff, and such payment or the proceeds of such setoff or any part thereof is subsequently invalidated, declared to be fraudulent or preferential, set aside or required (including pursuant to any settlement entered into by Agent, the L/C Issuer or such Lender in its discretion) to be repaid to a trustee, receiver or any other party, in connection with any proceeding under any Debtor Relief Law or otherwise, then (a) to the extent of such recovery, the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such setoff had not occurred, and (b) each Lender and the L/C Issuer severally agrees to pay to Agent upon demand its applicable share (without duplication) of any amount so recovered from or repaid by Agent, plus interest thereon from the date of such demand to the date such payment is made at a rate per annum equal to the Federal Funds Rate from time to time in effect. The obligations of the Lenders and the L/C Issuer under clause (b) of the preceding sentence shall survive the payment in full of the Obligations and the termination of this Agreement.

11.06. Successors and Assigns.

(a) Successors and Assigns Generally. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby, except that the Borrower may not assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of the Agent and each Lender and no Lender may assign or otherwise transfer any of its rights or obligations hereunder except (i) to an Eligible Assignee in accordance with the provisions of subsection (b) of this Section, (ii) by way of participation in accordance with the provisions of subsection (d) of this Section, or (iii) by way of pledge or assignment of a security interest subject to the restrictions of subsection (f) of this Section (and any other attempted assignment or transfer by any party hereto shall be null and void). Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby, Participants to the extent provided in subsection (d) of this Section and, to the extent expressly contemplated hereby, the Related Parties of each of the Agent, the L/C Issuer and the Lenders) any legal or equitable right, remedy or claim under or by reason of this Agreement.

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(b) Assignments by Lenders. Any Lender may at any time assign to one or more assignees all or a portion of its rights and obligations under this Agreement (including all or a portion of its Commitment and the Loans (including for purposes of this subsection (b), participations in L/C Obligations) at the time owing to it); provided that any such assignment shall be subject to the following conditions:

(i) Minimum Amounts.

(A) in the case of an assignment of the entire remaining amount of the assigning Lender’s Commitment and the Loans at the time owing to it or in the case of an assignment to a Lender, an Affiliate of a Lender or an Approved Fund, no minimum amount need be assigned; and

(B) in any case not described in subsection (b)(i)(A) of this Section, the aggregate amount of the Commitment (which for this purpose includes Loans outstanding thereunder) or, if the Commitment is not then in effect, the principal outstanding balance of the Loans of the assigning Lender subject to each such assignment, determined as of the date the Assignment and Assumption with respect to such assignment is delivered to Agent or, if “Trade Date” is specified in the Assignment and Assumption, as of the Trade Date, shall not be less than $5,000,000 unless Agent otherwise consents (each such consent not to be unreasonably withheld or delayed); provided, however, that concurrent assignments to members of an Assignee Group and concurrent assignments from members of an Assignee Group to a single assignee (or to an assignee and members of its Assignee Group) will be treated as a single assignment for purposes of determining whether such minimum amount has been met.

(ii) Proportionate Amounts. (a) Each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender’s rights and obligations under this Agreement with respect to the Loans or the Commitment assigned and (b) each assignment of any Lender’s Commitments and/or New Money Loans (including any partial assignment thereof) shall include an assignment in the same proportion of such Lender’s Roll-Up Loans (and vice versa);

(iii) Required Consents. No consent shall be required for any assignment except to the extent required by subsection (b)(i)(B) of this Section and, in addition:

(A) [reserved];

(B) the consent of Agent shall be required if such assignment is to a Person that is not a Lender, an Affiliate of such Lender or an Approved Fund with respect to such Lender; and

(C) the consent of the L/C Issuer shall be required for any assignment that increases the obligation of the assignee to participate in exposure under one or more Letters of Credit (whether or not then outstanding);

(iv) Assignment and Assumption. The parties to each assignment shall execute and deliver to Agent an Assignment and Assumption, together with a processing and recordation fee in the amount of $3,500; provided, however, that Agent may, in its sole discretion, elect to waive such processing and recordation fee in the case of any assignment. The assignee, if it is not a Lender, shall deliver to Agent an Administrative Questionnaire.

(v) No Assignment to Certain Persons. No such assignment shall be made to (A) the Borrower or any of the Borrower’s Affiliates or Subsidiaries or (B) to any Defaulting Lender or any of its Subsidiaries, or any Person who, upon becoming a Lender hereunder, would constitute any of the foregoing Persons described in this clause (B).

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(vi) No Assignment to Natural Persons. No such assignment shall be made to a natural person.

(vii) Certain Additional Payments. In connection with any assignment of rights and obligations of any Defaulting Lender hereunder, no such assignment shall be effective unless and until, in addition to the other conditions thereto set forth herein, the parties to the assignment shall make such additional payments to the Administrative Agent in an aggregate amount sufficient, upon distribution thereof as appropriate (which may be outright payment, purchases by the assignee of participations or subparticipations, or other compensating actions, including funding, with the consent of the Borrower and the Administrative Agent, the applicable pro rata share of Loans previously requested but not funded by the Defaulting Lender, to each of which the applicable assignee and assignor hereby irrevocably consent), to (x) pay and satisfy in full all payment liabilities then owed by such Defaulting Lender to the Administrative Agent, the L/C Issuer and each other Lender hereunder (and interest accrued thereon), and (y) acquire (and fund as appropriate) its full pro rata share of all Loans and participations in Letters of Credit in accordance with its Applicable Percentage. Notwithstanding the foregoing, in the event that any assignment of rights and obligations of any Defaulting Lender hereunder shall become effective under applicable law without compliance with the provisions of this paragraph, then the assignee of such interest shall be deemed to be a Defaulting Lender for all purposes of this Agreement until such compliance occurs.

Subject to acceptance and recording thereof by the Administrative Agent pursuant to subsection (c) of this Section, from and after the effective date specified in each Assignment and Assumption, the Eligible Assignee thereunder shall be a party to this Agreement and, to the extent of the interest assigned by such Assignment and Assumption, have the rights and obligations of a Lender under this Agreement, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Assumption, be released from its obligations under this Agreement (and, in the case of an Assignment and Assumption covering all of the assigning Lender’s rights and obligations under this Agreement, such Lender shall cease to be a party hereto) but shall continue to be entitled to the benefits of Sections 3.01, 3.04, 3.05, and 11.04 with respect to facts and circumstances occurring prior to the effective date of such assignment, provided, that except to the extent otherwise expressly agreed by the affected parties, no assignment by a Defaulting Lender will constitute a waiver or release of any claim of any party hereunder arising from that Lender’s having been a Defaulting Lender. Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this paragraph shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with paragraph (d) of this Section. Upon request, the Borrower (at its expense) shall execute and deliver a Note to the assignee Lender.

(c) Register. The Agent, acting solely for this purpose as an agent of the Borrower, shall maintain at the Agent’s office a copy of each Assignment and Assumption delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Commitments of, and principal amounts (and stated interest) of the Loans and L/C Obligations owing to, each Lender pursuant to the terms hereof from time to time (the “Register”). The entries in the Register shall be conclusive (absent manifest error), and the Borrower, the Agent and the Lenders may treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. The Register shall be available for inspection by the Borrower and any Lender at any reasonable time and from time to time upon reasonable prior notice.

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(d) Participations. Any Lender may at any time, without the consent of, or notice to, the Borrower or the Agent, sell participations to any Person (other than a natural person or the Borrower or any of the Borrower’s Affiliates or Subsidiaries) (each, a “Participant”) in all or a portion of such Lender’s rights and/or obligations under this Agreement (including all or a portion of its Commitment and/or the Loans (including such Lender’s participations in L/C Obligations) owing to it); provided that (i) such Lender’s obligations under this Agreement shall remain unchanged, (ii) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations and (iii) the Borrower, the Agent, the Lenders and the L/C Issuer shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement. For the avoidance of doubt, each Lender shall be responsible for the indemnity under Section 11.04(c) without regard to the existence of any participation.

Any agreement or instrument pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement and to approve any amendment, modification or waiver of any provision of this Agreement; provided that such agreement or instrument may provide that such Lender will not, without the consent of the Participant, agree to any amendment, waiver or other modification described in the first proviso to Section 11.01 that would adversely affect the superpriority status of the claims or Liens on the Collateral. Subject to subsection (e) of this Section, the Borrower agrees that each Participant shall be entitled to the benefits of Sections 3.01, 3.04 and 3.05 to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to subsection (b) of this Section and shall be subject to Section 11.07. To the extent permitted by law, each Participant also shall be entitled to the benefits of Section 11.08 as though it were a Lender, provided such Participant agrees to be subject to Section 2.12 as though it were a Lender. Each Lender that sells a participation shall, acting solely for this purpose as a non-fiduciary agent of the Borrower, maintain a register on which it enters the name and address of each Participant and the principal amounts (and stated interest) of each Participant’s interest in the Loans or other obligations under the Loan Documents (the “Participant Register”); provided that no Lender shall have any obligation to disclose all or any portion of the Participant Register (including the identity of any Participant or any information relating to a Participant’s interest in any commitments, loans, letters of credit or its other obligations under any Loan Document) to any Person except to the extent that such disclosure is necessary to establish that such commitment, loan, letter of credit or other obligation is in registered form under Section 5f.103-1(c) of the United States Treasury Regulations. The entries in the Participant Register shall be conclusive absent manifest error, and such Lender shall treat each Person whose name is recorded in the Participant Register as the owner of such participation for all purposes of this Agreement notwithstanding any notice to the contrary. For the avoidance of doubt, the Agent (in its capacity as Agent) shall have no responsibility for maintaining a Participant Register.

(e) Limitations upon Participant Rights. A Participant shall not be entitled to receive any greater payment under Section 3.01 or 3.04 than the applicable Lender would have been entitled to receive with respect to the participation sold to such Participant, unless the sale of the participation to such Participant is made with the Borrower’s prior written consent. A Participant that would be a Foreign Lender if it were a Lender shall not be entitled to the benefits of Section 3.01 unless the Borrower is notified of the participation sold to such Participant and such Participant agrees, for the benefit of the Borrower, to comply with Section 3.01(e) as though it were a Lender.

(f) Certain Pledges. Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement (including under its Note, if any) to secure obligations of such Lender, including any pledge or assignment to secure obligations to a Federal Reserve Bank or any other central bank having jurisdiction over such Lender; provided that no such pledge or assignment shall release such Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto.

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(g) Reserved.

(h) Resignation as L/C Issuer after Assignment. Notwithstanding anything to the contrary contained herein, if at any time Scotiabank assigns all of its Commitment and Loans pursuant to subsection (b) above, Scotiabank may, upon thirty (30) days’ notice to the Borrower and the Lenders, resign as L/C Issuer. In the event of any such resignation as L/C Issuer, the Borrower shall be entitled to appoint from among the Lenders a successor L/C Issuer hereunder; provided, however, that no failure by the Borrower to appoint any such successor shall affect the resignation of Scotiabank as L/C Issuer. If Scotiabank resigns as L/C Issuer, it shall retain all the rights, powers, privileges and duties of the L/C Issuer hereunder with respect to all Letters of Credit outstanding as of the effective date of its resignation as L/C Issuer and all L/C Obligations with respect thereto (including the right to require the Lenders to make Base Rate Loans or fund risk participations in Unreimbursed Amounts pursuant to Section 2.03(c)). Upon the appointment of a successor L/C Issuer, (a) such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of the retiring L/C Issuer, and (b) the successor L/C Issuer shall issue letters of credit in substitution for the Letters of Credit, if any, outstanding at the time of such succession or make other arrangements satisfactory to Scotiabank to effectively assume the obligations of Scotiabank with respect to such Letters of Credit.

11.07. Treatment of Certain Information; Confidentiality. Each of Agent, Lenders and the L/C Issuer agrees to maintain the confidentiality of the Information (as defined below), except that Information may be disclosed (a) to its Affiliates and to its Related Parties (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential), (b) to the extent requested by any regulatory authority, purporting to have jurisdiction over such Person or its Related Parties (including any self-regulatory authority, such as the National Association of Insurance Commissioners), (c) to the extent required by applicable Laws or regulations or by any subpoena or similar legal process, (d) to any other party hereto, (e) in connection with the exercise of any remedies hereunder or under any other Loan Document or any action or proceeding relating to this Agreement or any other Loan Document or the enforcement of rights hereunder or thereunder, (f) subject to an agreement containing provisions substantially the same as those of this Section in favor of Borrower, to (i) any assignee of or Participant in, or any prospective assignee of or Participant in, any of its rights or obligations under this Agreement or (ii) any actual or prospective counterparty (or its Related Parties) to any swap or derivative or other transaction under which payments are to be made by reference to Borrower and its obligations, this Agreement or payments hereunder, (g) with the consent of Borrower, (h) to the extent such Information (x) becomes publicly available other than as a result of a breach of this Section or (y) becomes available to Agent, any Lender, the L/C Issuer or any of their respective Affiliates on a nonconfidential basis from a source other than Borrower, or (i) on a confidential basis to (x) any rating agency in connection with rating Borrower or its Subsidiaries or the Loans, or (y) the CUSIP Service Bureau or any similar agency in connection with the issuance and monitoring of CUSIP numbers with respect to the Loans. For purposes of this Section, “Information” means all information received from or on behalf of Borrower or any Subsidiary relating to Borrower or any Subsidiary or any of their respective businesses, other than any such information that is available to Agent, any Lender or the L/C Issuer on a nonconfidential basis prior to disclosure by Borrower or any Subsidiary, provided that, in the case of Information received after the date hereof, such information is clearly identified at the time of delivery as confidential. Notwithstanding the foregoing, “Information” shall not include, and Agent and each Lender may disclose without limitation of any kind, any information with respect to “tax treatment” and “tax structure” (in each case, within the meaning of Treasury Regulations Section 1.6011-4) of the transactions contemplated hereby and all materials of any kind (including opinions or other tax analyses) that are provided to Agent or such Lender relating to such tax treatment and tax structure; provided that with respect to any document or similar item that in either case contains information concerning the tax treatment or tax structure of the transaction as well as other information, this sentence shall apply only to such portions of the document or similar item that relate to the tax treatment or tax structure of the Loans, Letters of Credit and transactions contemplated hereby. Any Person required to maintain the confidentiality of Information as provided in this Section shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information. Each of Agent, the Lenders and the L/C Issuer acknowledges that (a) the Information may include material non-public information concerning the Borrower or a Subsidiary, as the case may be, (b) it has developed compliance procedures regarding the use of material non-public information and (c) it will handle such material non-public information in accordance with applicable Law, including Federal and state securities Laws.

11.08. Right of Setoff. If an Event of Default shall have occurred and be continuing, each Lender, the L/C Issuer and each of their respective Affiliates is hereby authorized at any time and from time to time, after obtaining the prior written consent of Agent, to the fullest extent permitted by applicable Law, to set off and apply any and all deposits (general or special, time or demand, provisional or final, in whatever currency, but excluding deposits held in any account designated as a fiduciary account) at any time held and other obligations (in whatever currency) at any time owing by such Lender, the L/C Issuer or any such Affiliate to or for the credit or the account of Borrower or any other Loan Party against any and all of the obligations of Borrower or such Loan Party now or hereafter existing under this Agreement (including without limitation obligations under Swap Contracts) or any other Loan Document to such Lender or the L/C Issuer or any such Affiliate, irrespective of whether or not such Lender or the L/C Issuer shall have made any demand under this Agreement or any other Loan Document and although such obligations of Borrower or such Loan Party may be contingent or unmatured or are owed to a branch or office of such Lender or the L/C Issuer different from the branch or office holding such deposit or obligated on such indebtedness; provided that in the event that any Defaulting Lender shall exercise any such right of set-off, (x) all amounts so set off shall be paid over immediately to the Agent for further application in accordance with the provisions of Section 2.15 and, pending such payment, shall be segregated by such Defaulting Lender from its other funds and deemed held in trust for the benefit of the Agent, the L/C Issuer, and the Lenders, and (y) the Defaulting Lender shall provide promptly to the Agent a statement describing in reasonable detail the Obligations owing to such Defaulting Lender as to which it exercised such right of set-off. The rights of each Lender, the L/C Issuer and their respective Affiliates under this Section are in addition to other rights and remedies (including other rights of setoff) that such Lender, the L/C Issuer or their respective Affiliates may have. Each Lender and the L/C Issuer agrees to notify Borrower and Agent promptly after any such setoff and application, provided that the failure to give such notice shall not affect the validity of such setoff and application.

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11.09. Interest Rate Limitation. It is the intention of the parties hereto to conform strictly to Applicable Usury Laws regarding the use, forbearance or detention of the indebtedness evidenced by this Agreement, the Notes and the other Loan Documents, whether such Laws are now or hereafter in effect, including the Laws of the United States of America or any other jurisdiction whose Laws are applicable, and including any subsequent revisions to or judicial interpretations of those Laws, in each case to the extent they are applicable to this Agreement, the Notes and the other Loan Documents (the “Applicable Usury Laws”). Accordingly, if any acceleration of the maturity of the Notes or any payment by Borrower or any other Person produces a rate in excess of the Maximum Amount or otherwise results in Borrower or such other Person being deemed to have paid any interest in excess of the Maximum Amount, or if Agent or any of the Lenders shall for any reason receive any unearned interest in violation of any Applicable Usury Laws, or if any transaction contemplated hereby would otherwise be usurious under any Applicable Usury Laws, then, in that event, regardless of any provision contained in this Agreement or any other Loan Document or other agreement or instrument executed or delivered in connection herewith, the provisions of this Section 11.09 shall govern and control, and neither Borrower nor any other Person shall be obligated to pay, or apply in any manner to, any amount that would be excessive interest. Agent or the Lenders shall never be deemed to have contracted for or be entitled to receive, collect, charge, reserve or apply as interest on any Loan (whether termed interest therein or deemed to be interest by judicial determination or operation of law), any amount in excess of the Maximum Amount, and, in the event that Agent or any of the Lenders ever receive, collect, or apply as interest any such excess, such amount which would be excessive interest shall be applied as a partial prepayment of principal and treated hereunder as such, and, if the principal amount of the applicable Loans are paid in full, any remaining excess shall forthwith be paid to Borrower. In determining whether or not the interest contracted for, received, collected, charged reserved, paid or payable, including under any specific contingency, exceeds the Maximum Amount, Borrower, Agent and the Lenders shall, to the maximum extent permitted under applicable law, (i) characterize any non-principal payment (other than payments which are expressly designated as interest payments hereunder) as an expense or fee rather than as interest, (ii) exclude voluntary prepayments and the effect thereof, and (iii) amortize and spread the total amount of interest throughout the entire stated term of the Loans so that the interest rate is uniform throughout such term; provided that if the Loans are paid in full prior to the end of the full contemplated term hereof, and if the interest received for the actual period of existence thereof exceeds the Maximum Amount, if any, then Agent or the Lenders shall refund to Borrower the amount of such excess, or credit the amount of such excess against the aggregate unpaid principal balance of all Loans made by Agent or the Lenders. As used herein, the term “Maximum Amount” means the maximum nonusurious amount of interest which may be lawfully contracted for, reserved, charged, collected or received by Agent or such Lender in connection with the indebtedness evidenced by this Agreement, the Notes and other Loan Documents under all Applicable Usury Laws, and the term “Maximum Rate” has a corresponding meaning. Texas Finance Code, Chapter 346, which regulates certain revolving loan accounts and revolving tri-party accounts, shall not apply to any revolving loan accounts created under, or apply in any manner to, the Notes, this Agreement or the other Loan Documents.

11.10. Counterparts; Integration; Effectiveness. This Agreement may be executed in counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Agreement and the other Loan Documents constitute the entire contract among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof. In the event of any conflict between the provisions of this Agreement and those of any other Loan Document, the provisions of this Agreement shall control; provided that the inclusion of supplemental rights or remedies in favor of the Administrative Agent or the Lenders in any other Loan Document shall not be deemed a conflict with this Agreement. Each Loan Document was drafted with the joint participation of the respective parties thereto and shall be construed neither against nor in favor of any party, but rather in accordance with the fair meaning thereof; provided further that in the event of any inconsistency between the terms and conditions of the Loan Documents and the DIP Order, the provisions of the DIP Order shall govern and control. Except as provided in Section 5.01, this Agreement shall become effective when it shall have been executed by Agent and when Agent shall have received counterparts hereof that, when taken together, bear the signatures of each of the other parties hereto. Delivery of an executed counterpart of a signature page of this Agreement by facsimile or other electronic imaging means (including PDF) shall be effective as delivery of a manually executed counterpart of this Agreement.

11.11. Survival of Representations and Warranties. All representations and warranties made hereunder and in any other Loan Document or other document delivered pursuant hereto or thereto or in connection herewith or therewith shall survive the execution and delivery hereof and thereof. Such representations and warranties have been or will be relied upon by Agent and each Lender, regardless of any investigation made by Agent or any Lender or on their behalf and notwithstanding that Agent or any Lender may have had notice or knowledge of any Default at the time of any Credit Extension, and shall continue in full force and effect until the Release Date.

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11.12. Severability. If any provision of this Agreement or the other Loan Documents is held to be illegal, invalid or unenforceable, (a) the legality, validity and enforceability of the remaining provisions of this Agreement and the other Loan Documents shall not be affected or impaired thereby and (b) the parties shall endeavor in good faith negotiations to replace the illegal, invalid or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the illegal, invalid or unenforceable provisions. The invalidity of a provision in a particular jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

11.13. Legal Representation of Agent. In connection with the negotiation, drafting and execution of this Agreement and the other Loan Documents, or in connection with future legal representation relating to loan administration, amendments, modifications, waivers, or enforcement of remedies, Winstead PC only has represented and only shall represent Scotiabank in its capacity as Agent and as a Lender. Each other Lender hereby acknowledges that Winstead PC does not represent it in connection with any such matters.

11.14. Replacement of Lenders. If any Lender is a Defaulting Lender,

then Borrower may, at its sole expense and effort, upon notice to such Lender and/or Participant and the Agent, require such Lender and/or Participant to assign and delegate, without recourse (in accordance with and subject to the restrictions contained in, and consents required by, Section 11.06), all of its interests, rights (other than its existing rights to payments pursuant to Section 3.01 or Section 3.04) and obligations under this Agreement and the related Loan Documents to an Eligible Assignee that shall assume such obligations (which assignee may be another Lender, if a Lender accepts such assignment), provided that:

(a) Borrower shall have paid to the Agent the assignment fee specified in Section 11.06(b);

(b) such Lender and/or Participant shall have received payment of an amount equal to the outstanding principal of its Loans and L/C Advances, accrued interest thereon, accrued fees and all other amounts payable to it hereunder and under the other Loan Documents (including any amounts under Section 3.05) from the assignee (to the extent of such outstanding principal and accrued interest and fees) or Borrower (in the case of all other amounts);

(c) in the case of any such assignment resulting from a claim for compensation under Section 3.04 or payments required to be made pursuant to Section 3.01, such assignment will result in a reduction in such compensation or payments thereafter; and

(d) such assignment does not conflict with applicable Laws.

A Lender or Participant shall not be required to make any such assignment or delegation if, prior thereto, as a result of a waiver by such Lender or Participant or otherwise, the circumstances entitling Borrower to require such assignment and delegation cease to apply. Notwithstanding the foregoing, a Lender shall not be required to make any such assignment and delegation if such Lender (or its Affiliate) is a Swap Lender with any outstanding Lender Swap Contract, unless on the date thereof or prior thereto, all such Lender Swap Contracts have been terminated or novated to another Person and such Lender (or its Affiliate) shall have received payment of all amounts, if any, payable to it in connection with such termination or novation.

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11.15. Governing Law; Jurisdiction; Etc.

(a) GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.

(b) SUBMISSION TO JURISDICTION. THE BORROWER AND EACH OTHER LOAN PARTY IRREVOCABLY AND UNCONDITIONALLY SUBMITS, FOR ITSELF AND ITS PROPERTY, TO THE NONEXCLUSIVE JURISDICTION OF THE BANKRUPTCY COURT AND IF THE BANKRUPTCY COURT DOES NOT HAVE (OR ABSTAINS FROM) JURISDICTION, THE COURTS OF THE STATE OF NEW YORK SITTING IN NEW YORK COUNTY AND OF THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK, AND ANY APPELLATE COURT FROM ANY THEREOF, IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT, OR FOR RECOGNITION OR ENFORCEMENT OF ANY JUDGMENT, AND EACH OF THE PARTIES HERETO IRREVOCABLY AND UNCONDITIONALLY AGREES THAT ALL CLAIMS IN RESPECT OF ANY SUCH ACTION OR PROCEEDING MAY BE HEARD AND DETERMINED IN SUCH NEW YORK STATE COURT OR, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, IN SUCH FEDERAL COURT. EACH OF THE PARTIES HERETO AGREES THAT A FINAL JUDGMENT IN ANY SUCH ACTION OR PROCEEDING SHALL BE CONCLUSIVE AND MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY LAW. NOTHING IN THIS AGREEMENT OR IN ANY OTHER LOAN DOCUMENT SHALL AFFECT ANY RIGHT THAT AGENT, ANY LENDER OR THE L/C ISSUER MAY OTHERWISE HAVE TO BRING ANY ACTION OR PROCEEDING RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT AGAINST THE BORROWER OR ANY OTHER LOAN PARTY OR ITS PROPERTIES IN THE COURTS OF ANY JURISDICTION.

(c) WAIVER OF VENUE. THE BORROWER AND EACH OTHER LOAN PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY OBJECTION THAT IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT IN ANY COURT REFERRED TO IN PARAGRAPH (B) OF THIS SECTION. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, THE DEFENSE OF AN INCONVENIENT FORUM TO THE MAINTENANCE OF SUCH ACTION OR PROCEEDING IN ANY SUCH COURT.

(d) SERVICE OF PROCESS. EACH PARTY HERETO IRREVOCABLY CONSENTS TO SERVICE OF PROCESS IN THE MANNER PROVIDED FOR NOTICES IN SECTION 11.02. NOTHING IN THIS AGREEMENT WILL AFFECT THE RIGHT OF ANY PARTY HERETO TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY APPLICABLE LAW.

11.16. Waiver of Right to Trial by Jury. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PERSON HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PERSON WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

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11.17. USA PATRIOT Act Notice. Each Lender that is subject to the PATRIOT Act (as hereinafter defined) and Agent (for itself and not on behalf of any Lender) hereby notifies Borrower that pursuant to the requirements of the USA Patriot Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) (the “PATRIOT Act”), it is required to obtain, verify and record information that identifies Borrower, which information includes the name and address of Borrower and other information that will allow such Lender or Agent, as applicable, to identify Borrower in accordance with the PATRIOT Act. Borrower shall, promptly following a request by Agent or any Lender, provide all documentation and other information that Agent or such Lender requests in order to comply with its ongoing obligations under applicable “know your customer,” Beneficial Ownership Regulation and anti-money laundering rules and regulations, including the PATRIOT Act.

11.18. No Advisory or Fiduciary Responsibility. In connection with all aspects of each transaction contemplated hereby (including in connection with any amendment, waiver or other modification hereof or of any other Loan Document), Borrower and each other Loan Party acknowledges and agrees that: (i) (A) the arranging and other services regarding this Agreement provided by Agent and the Arranger, are arm’s-length commercial transactions between Borrower and each other Loan Party, on the one hand, and Agent and the Arranger, on the other hand, (B) each of Borrower and the other Loan Parties has consulted its own legal, accounting, regulatory and tax advisors to the extent it has deemed appropriate, and (C) Borrower and each other Loan Party is capable of evaluating, and understands and accepts, the terms, risks and conditions of the transactions contemplated hereby and by the other Loan Documents; (ii) (A) Agent and the Arranger, each is and has been acting solely as a principal and, except as expressly agreed in writing by the relevant parties, has not been, is not, and will not be acting as an advisor, agent or fiduciary for Borrower, any other Loan Party, or any other Person and (B) neither Agent nor the Arranger has any obligation to Borrower and any other Loan Party with respect to the transactions contemplated hereby except those obligations expressly set forth herein and in the other Loan Documents; and (iii) Agent and the Arranger and their respective Affiliates may be engaged in a broad range of transactions that involve interests that differ from those of Borrower, the other Loan Parties, and neither Agent nor the Arranger has any obligation to disclose any of such interests to Borrower or any other Loan Party. To the fullest extent permitted by law, each of Borrower and the other Loan Parties hereby waives and releases any claims that it may have against Agent and the Arranger with respect to any breach or alleged breach of agency or fiduciary duty in connection with any aspect of any transaction contemplated hereby.

11.19. Electronic Execution of Assignments. The words “execution,” “signed,” “signature,” and words of like import in any Assignment and Assumption or in any amendment or other modification hereof (including waivers and consents) shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable Law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state Laws based on the Uniform Electronic Transactions Act.

11.20. Concerning Swap Contracts. Until the Release Date, the benefit of the Collateral Documents and of the provisions of this Agreement relating to any collateral securing the Obligations shall also extend to and be available to any Swap Lenders which are counterparties to any Lender Swap Contract on a pro rata basis in respect of any obligations of Borrower or any of its Restricted Subsidiaries which arise under any such Lender Swap Contract; provided the benefits of this Agreement shall not apply to, and the Collateral Documents shall not secure, trades, confirmations and swap transactions which are entered into after such Lender ceases to be a Lender or such Affiliate ceases to be an Affiliate of such Lender under this Agreement. No Swap Lender shall have any voting rights under any Loan Document as a result of the existence of obligations owed to it under any such Lender Swap Contract, except with respect to Collateral to the extent, and only to the extent, set forth in the final paragraph of Section 11.01. All Lender Swap Contracts, if any, are independent agreements governed by the written provisions of said Lender Swap Contracts, which will remain in full force and effect, unaffected by any repayment, prepayment, acceleration, reduction, increase or change in the terms of the Loan or this Agreement, except as otherwise expressly provided in said Lender Swap Contract, and any payoff statement from any Lender relating to this Agreement shall not apply to said Lender Swap Contracts except as otherwise expressly provided in such payoff statement.

CREDIT AGREEMENT – Page 111

11.21. Concerning Cash Management Agreements. Until the Release Date, the benefit of the Collateral Documents and the provisions of this Agreement relating to any collateral securing the Obligations shall also extend to and be available to any Cash Management Party which is a party to a Secured Cash Management Agreement on a pro rata basis in respect of any obligations of Borrower or any of its Restricted Subsidiaries which may arise thereunder. The benefits of this Agreement shall not apply to, and the Collateral Documents shall not secure, the Cash Management Obligations of any Cash Management Party that ceases to be a Lender or an Affiliate of a Lender under this Agreement. No Cash Management Party shall have any voting rights under any Loan Document as a result of the existence of obligations owed to it under any Secured Cash Management Agreement, except with respect to Collateral to the extent, and only to the extent, set forth in the final paragraph of Section 11.01. All Secured Cash Management Agreements, if any, are independent agreements governed by the written provisions of said Secured Cash Management Agreement, which remain in full force and effect, unaffected by any repayment, prepayment, acceleration, reduction, increase or change in the terms of the Loan or this Agreement, except as otherwise expressly provided in said Secured Cash Management Agreement. Any payoff statement from any Lender relating to this Agreement shall not apply to a Secured Cash Management Agreement, except as otherwise expressly provided in said payoff statement.

11.22. Time of the Essence. Time is of the essence of the Loan Documents.

11.23. Entire Agreement. THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS REPRESENT THE FINAL AGREEMENT AMONG THE PARTIES AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS, OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES. THERE ARE NO UNWRITTEN ORAL AGREEMENTS AMONG THE PARTIES.

11.24. Excluded Swap Obligations. Notwithstanding any other provisions of this Agreement or any other Loan Document, Obligations guaranteed by any Guarantor, or secured by the grant of any Lien by such Guarantor under any Collateral Document, shall exclude all Excluded Swap Obligations with respect to such Guarantor.

11.25. Acknowledgement and Consent to Bail-In of Affected Financial Institutions. Notwithstanding anything to the contrary in any Loan Document or in any other agreement, arrangement or understanding among any such parties, each party hereto acknowledges that any liability of any Affected Financial Institution arising under any Loan Document, to the extent such liability is unsecured, may be subject to the write-down and conversion powers of the applicable Resolution Authority and agrees and consents to, and acknowledges and agrees to be bound by:

(a) the application of any Write-Down and Conversion Powers by the applicable Resolution Authority to any such liabilities arising hereunder which may be payable to it by any party hereto that is an Affected Financial Institution; and

CREDIT AGREEMENT – Page 112

(b) the effects of any Bail-In Action on any such liability, including, if applicable:

(i) a reduction in full or in part or cancellation of any such liability;

(ii) a conversion of all, or a portion of, such liability into shares or other instruments of ownership in such Affected Financial Institution, its parent undertaking, or a bridge institution that may be issued to it or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this Agreement or any other Loan Document; or

(iii) the variation of the terms of such liability in connection with the exercise of the write-down and conversion powers of the applicable Resolution Authority.

11.26. Acknowledgement Regarding Any Supported QFCs. To the extent that the Loan Documents provide support, through a guarantee or otherwise, for Swap Contracts or any other agreement or instrument that is a QFC (such support, “QFC Credit Support” and each such QFC a “Supported QFC”), the parties acknowledge and agree as follows with respect to the resolution power of the Federal Deposit Insurance Corporation under the Federal Deposit Insurance Act and Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act (together with the regulations promulgated thereunder, the “U.S. Special Resolution Regimes”) in respect of such Supported QFC and QFC Credit Support (with the provisions below applicable notwithstanding that the Loan Documents and any Supported QFC may in fact be stated to be governed by the laws of the State of New York and/or of the United States or any other state of the United States):

In the event a Covered Entity that is party to a Supported QFC (each, a “Covered Party”) becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer of such Supported QFC and the benefit of such QFC Credit Support (and any interest and obligation in or under such Supported QFC and such QFC Credit Support, and any rights in property securing such Supported QFC or such QFC Credit Support) from such Covered Party will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if the Supported QFC and such QFC Credit Support (and any such interest, obligation and rights in property) were governed by the laws of the United States or a state of the United States. In the event a Covered Party or a BHC Act Affiliate of a Covered Party becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under the Loan Documents that might otherwise apply to such Supported QFC or any QFC Credit Support that may be exercised against such Covered Party are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if the Supported QFC and the Loan Documents were governed by the laws of the United States or a state of the United States. Without limitation of the foregoing, it is understood and agreed that rights and remedies of the parties with respect to a Defaulting Lender shall in no event affect the rights of any Covered Party with respect to a Supported QFC or any QFC Credit Support.

11.27. Cashless Settlement. Notwithstanding anything to the contrary contained in this Agreement, any Lender may exchange, continue or rollover all or a portion of its Loans in connection with any amendment, repayment, refinancing, incremental, extension, loan modification or similar transaction permitted by the terms of this Agreement pursuant to a cashless settlement mechanism approved by the Borrower, the Administrative Agent and such Lender and such cashless settlement shall be deemed to comply with any requirement hereunder or any other Loan Document or the DIP Order that such payment be made “in dollars,” “in immediately available funds,” “in cash” or any similar concept.

[This space is left intentionally blank. Signature pages follow.]

CREDIT AGREEMENT – Page 113

EXHIBIT F

Exit Facility Term Sheet

Exhibit F to Restructuring Support Agreement

Summary of Indicative Terms and Conditions

Gulfport Energy Corporation

$1.5 Billion Senior Secured Credit Facilities

This Summary of Indicative Terms and Conditions (“Summary”) is for convenience of reference, shall not be considered to be exhaustive as to the final terms and conditions and does not attempt to describe all of the terms, conditions and requirements that would pertain to the transactions described herein, but rather is intended to outline certain items around which the transactions will be structured. Terms and conditions herein may be subject to change pending discussions with the Borrower. This Summary is for the confidential use of the Borrower and is not to be disclosed to any other third party without the prior consent of The Bank of Nova Scotia. Any agreement to provide the Facilities (as defined below) described herein will be subject to definitive documentation satisfactory to the Agent and the Lenders, each acting in its sole discretion, and approval from each such person’s internal credit committees.

Prepetition Facility:	The senior secured credit facility under that certain Amended and Restated Credit Agreement (the “Prepetition Facility”), dated as of December 27, 2013, by and among Gulfport Energy Corporation, as the borrower (together with its affiliate Chapter 11 debtors, the “Debtors”), the lenders party thereto from time to time (the “Prepetition Lenders”) and The Bank of Nova Scotia, as administrative agent, as amended, restated, amended and restated, supplemented or otherwise modified from time to time.

Plan:	The Debtors shall seek confirmation of a chapter 11 plan (the “Plan”) in connection with the voluntary cases to be commenced by the Debtors in the United States Bankruptcy Court for the Southern District of Texas, Houston Division (the “Bankruptcy Court”), which Plan shall (a) be consistent in all respects with this Summary and the Support Agreement, (b) give effect to the transactions contemplated by this Term Sheet and the Agreement, and (c) otherwise be in form and substance satisfactory to the Required Consenting Stakeholders (as defined below).

Restructuring Support Agreement:	The Debtors, the Consenting RBL Lenders and the Consenting Noteholders (each as defined therein) shall enter into a restructuring support agreement to which this term sheet is attached as an exhibit (including all exhibits thereto, the “Support Agreement”), which agreement shall be in form and substance satisfactory to the Required Consenting Stakeholders and consistent in all respects with the terms provided for herein.

Required Consenting Stakeholders:	“Required Consenting Stakeholders” shall have the meaning set forth in the Support Agreement.

DIP Facility:	The credit facility evidenced by that certain Senior Secured Super-Priority Debtor-In-Possession Credit Agreement (the “DIP Facility”), to be entered into by and among Gulfport Energy Corporation, as borrower, the lenders party thereto from time to time and The Bank of Nova Scotia, as administrative agent, which agreement shall be in form and substance satisfactory to the Required Consenting Stakeholders and consistent in all respects with the terms provided for herein.

Borrower:	Gulfport Energy Corporation, as reorganized pursuant to the Plan and the order of the Bankruptcy Court confirming the Plan, which order shall be in form and substance satisfactory to the Arrangers (the “Confirmation Order”).

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Guarantors:	All the direct and indirect wholly-owned domestic restricted subsidiaries (as defined below) of the Borrower, including those, if any, that will exist at closing or that are formed or acquired during the term of the Facilities (hereafter defined) (the subsidiary guarantors of the Borrower and the Borrower are hereinafter referred to as the “Loan Parties”), subject to certain exceptions to be agreed, including exceptions for immaterial subsidiaries and unrestricted subsidiaries, including certain subsidiaries of Grizzly Holdings, Inc. (the “Grizzly Subsidiaries”). All guarantees shall be guarantees of payment and not of collection.

Notwithstanding the foregoing, the Facilities will be secured by each subsidiary of the Borrower that provides a guarantee in respect of the Take-Back Notes (as defined below).

Joint Lead Arrangers & Book Runners:	The Bank of Nova Scotia (the “Lead Arranger”) and other joint lead arrangers and book runners to be mutually agreed (the “Arrangers”).

Administrative Agent:	The Bank of Nova Scotia (“Scotiabank” and in such capacity, the “Agent”).

LC Issuer:	Scotiabank and any other Lender so designated by the Borrower from time to time that agrees to act in such capacity and is reasonably acceptable to the Agent (in such capacity, the “LC Issuer”).

Lenders:	Initially, the lenders in the Revolving Credit Facility and the First-Out Term Loan Facility will be each DIP Lender and each Prepetition Lender holding Loans under the Prepetition Facility that elects to participate in the Revolving Credit Facility (as defined below) and the lenders in the Second-Out Term Loan Facility will be each Prepetition Lender holding Loans under the Prepetition Facility that does not elect to participate in the Revolving Credit Facility (collectively, and together with any party that becomes a lender by assignment, the “Lenders”).

Credit Facilities:	Three-Year Senior Secured Credit Facilities, consisting of (a) a senior secured revolving credit facility (the “Revolving Credit Facility”), in an initial amount equal to $400,000,000, under which availability is limited to the lesser of (i) $1.5 billion (the “Maximum Facility Amount”) minus the outstanding principal amount of the First-Out Term Loan Facility (as defined below) and the Second-Out Term Loan Facility (as defined below), (ii) the Borrowing Base (hereafter defined) in effect from time to time minus the outstanding principal amount of the First-Out Term Loan Facility and the Second-Out Term Loan Facility, and (iii) the aggregate elected commitment amounts of the lenders, which will be initially set at $400,000,000 (the “Aggregate Commitments”), (b) a senior secured term loan facility (the “First-Out Term Loan Facility”) in an aggregate amount equal to $180,000,000 (the loans thereunder, the “First-Out Term Loans”) and (c) if necessary, a last-out senior secured term loan facility (the “Second-Out Term Loan Facility” and, together with the Revolving Credit Facility and the First-Out Term Loan Facility, the “Facilities”). The First-Out Term Loan Facility shall be secured on a pari passu basis with the Revolving Credit Facility and shall be pari passu in payment priority. The Second-Out Term Loan Facility shall be secured on a pari passu basis with the Revolving Credit Facility on a “last-out” basis of payment priority.

The Borrowing Base will be set initially at $580,000,000.

The Revolving Credit Facility shall provide that the Borrower will have the right to increase the commitments of Lenders from time to time up to the full amount of the Borrowing Base then in effect minus the outstanding principal amount of the First-Out Term Loan Facility and the Second-Out Term Loan Facility, on terms and conditions to be mutually agreed; provided that no Lender’s commitment shall be increased without its consent.

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Without limiting the payment priority set forth in the mandatory and optional prepayment provisions below, all proceeds of Collateral (as defined below) after the occurrence and during the continuance of an Event of Default shall be allocated first, to pay all amounts outstanding under the Revolving Credit Facility, the First-Out Term Loan Facility (in each case including, without limitation, interest, principal, fees and cash-collateralization of Letters of Credit (as defined below)), Secured Hedging Transactions and Secured Cash Management Obligations, and, second, to pay amounts outstanding under the Second-Out Term Loan Facility.

Any assignment under the First-Out Term Loan Facility shall be required to include a proportional amount of the Revolving Credit Facility and vice versa.

Purpose:	All amounts due and owing to the Secured Parties under the Prepetition Facility and the DIP Facility (including, but not limited to, any principal, interest, fees, non-contingent expense reimbursement or indemnification obligations owed to the Secured Parties pursuant to the Prepetition Facility and the DIP Facility and related loan documents and any other “Obligations” under the Prepetition Facility and the DIP Facility, but excluding outstanding letters of credit under the Prepetition Facility or DIP Facility that will be deemed issued under the Revolving Credit Facility) shall be repaid (or deemed repaid) in full with the incurrence of loans under the Facilities on the Closing Date.

The Facilities will be available (a) to provide for the issuance of Letters of Credit, (b) to pay fees, commissions and expenses in connection with the Facilities, (c) to finance ongoing working capital requirements and other general corporate purposes (including financing permitted acquisitions of oil and gas properties and other assets related to the exploration, production and development of oil and gas properties) and (d) for permitted investments and other permitted payments; provided that the Borrower will not use any proceeds for the purpose of purchasing or carrying, directly or indirectly, any margin stock or for any other purpose which would constitute this transaction a “purpose credit” within the meaning of Regulation U or for the purpose of funding, financing or facilitating any activity with any sanctioned person or in any sanctioned country.

Commitment Reduction:	The Aggregate Commitments may be reduced by the Borrower, in a minimum reduction amount (and integral multiple thereof) to be mutually agreed in accordance with the Documentation Principles.

Letters of Credit:	The Revolving Credit Facility shall include a sublimit for letters of credit issued by the LC Issuer (the “Letters of Credit”), which may be used for general corporate purposes of the Borrower and its restricted subsidiaries, in an amount not to exceed $100 million; provided that such amount may be increased to $150 million with the consent of the Agent and the LC Issuer. Availability under the Revolving Credit Facility shall be reduced by the amount of any Letters of Credit outstanding. No Letter of Credit shall have an expiration date after the earlier of (a) one year after the date of issuance or last extension, unless satisfactorily collateralized or backstopped in the LC Issuer’s sole discretion and (b) five business days prior to the Maturity Date (defined herein) (or, if such day is not a business day, the next preceding business day), unless the LC Issuer has approved such expiry date; provided, that any Letter of Credit with a one-year term may provide for the renewal thereof for additional one-year periods (which shall in no event extend beyond the date referred to in clause (b) above); provided, further, that any such renewal must permit the LC Issuer to prevent any such renewal at least once in each twelve-month period (commencing with the date of issuance of such Letter of Credit) by giving prior notice to the beneficiary thereof not later than a day in each such twelve-month period to be agreed upon at the time such Letter of Credit is issued.

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Drawings under any Letter of Credit shall be reimbursed by the Borrower (whether with its own funds or with the proceeds of loans) after notice of drawing pursuant to the Documentation Principles. To the extent that the Borrower does not reimburse the LC Issuer by such time, the Borrower shall be deemed to have requested a Borrowing of Base Rate Loans to be disbursed on such date of drawing in an amount equal to the unreimbursed amount.

Letters of credit issued under the Prepetition Facility or the DIP Facility that remain undrawn on the Closing Date shall be rolled into and automatically be deemed to be issued and outstanding under the Revolving Credit Facility.

Pricing, Fees and Interest Rates:	As outlined in Addendum I.

Borrowing Base:	The Borrowing Base (“Borrowing Base”) shall be based on the loan value assigned by the Agent and the Lenders to the proved reserves attributable to the Loan Parties’ oil and gas properties. The Borrowing Base shall be redetermined (a) on May 1 of each year (or as soon thereafter as is reasonably practical) based on the previous January 1 reserve report prepared by an independent engineering firm reasonably acceptable to the Agent (each an “Independent Engineering Firm”) and (b) on November 1 of each year (or as soon thereafter as is reasonably practical) based on the previous July 1 reserve report prepared internally by petroleum engineers who are employees of the Borrower or its subsidiaries. The first scheduled Borrowing Base redetermination will be on November 1, 2021 (or as soon thereafter as is reasonably practical), based on the reserve report required to be delivered on October 1, 2021. Following the first scheduled Borrowing Base redetermination, the Borrower and the Agent (at the direction of the Required Lenders) shall each have the right to request one additional Borrowing Base redetermination during each period between scheduled redeterminations. Any increase in the Borrowing Base from a redetermination (including any unscheduled redetermination) shall require approval of all Lenders. Any decrease or reaffirmation of an existing Borrowing Base shall require approval of the Required Lenders including the Agent. The Borrower may also request an interim redetermination in connection with an acquisition or in advance of such acquisition (including in connection with the designation of an unrestricted subsidiary as a restricted subsidiary or transfer from a joint venture) of proved oil and gas reserves with an aggregate value exceeding five percent (5%) of the Borrowing Base then in effect (provided that the Borrower shall have the option to only provide a reserve report or other engineering data reasonably acceptable to the Agent in respect of the acquired properties (in which case the most recent reserve report shall be used for the existing properties)). A Lender that fails to respond shall be deemed to disapprove of an increase to the Borrowing Base and approve the reaffirmation or reduction to the Borrowing Base.

The Borrowing Base shall be proposed by the Agent and approved or deemed approved by the requisite Lenders as provided above. Each determination of the Borrowing Base shall be made by the Agent and each Lender in good faith in accordance with its respective usual and customary oil and gas lending criteria as it exists at the particular time as determined by the Agent or such Lender in its sole discretion, which shall include consideration of the most recent Reserve Report supplied by the Borrower, prepared according to the reporting covenants to be set forth in the Loan Documents (as defined below), and in compliance with each such persons’ usual and customary procedures for evaluating the collateral value of oil and gas interests and related assets and including adjustments to reflect the effect of the Loan Parties’ hedging activities as they exist at the time of redetermination.

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Additionally, the Borrowing Base will be automatically reduced, unless waived by the Required Lenders, if the Borrower or any subsidiary (i) sells, transfers or otherwise disposes of assets included in the most recent Borrowing Base or (ii) amends, terminates or unwinds commodity hedges and the value attributable to disposed assets or hedge amendments, terminations or unwinds exceeds, individually or in the aggregate when combined with all such other asset dispositions and amended, terminated, or unwound commodity hedges since the last redetermination, five percent (5.0%) of the then-effective Borrowing Base, then the Borrowing Base will be reduced by an amount equal to the Borrowing Base value contributed by such assets and/or such hedging agreements (in each case, as determined by the Agent and approved by the Required Lenders).

Maturity Date and Amortization:	The Revolving Credit Facility shall mature on the date falling three years after the Closing Date.

The First-Out Term Loan Facility shall mature on the date falling three years after the Closing Date and will amortize with quarterly installments in an amount equal to $15.0 million, commencing on the date that is numerically equivalent to the Closing Date and occurring three months after the Closing Date. Any amounts applied as a permitted prepayment of the First-Out Term Loans shall be applied as a credit against the immediately succeeding amortization installment, or installments (as the case may be) in direct order of maturity.

The Second-Out Term Loan Facility shall mature on the date falling 42 months after the Closing Date.

The Revolving Credit Facility and the Second-Out Term Loan Facility shall not be subject to amortization.

Closing:	The date upon which all conditions precedent to the closing of the Facilities are satisfied (the “Closing Date”).

Voluntary Prepayments:	Voluntary prepayments of loans under the Revolving Credit Facility are permitted (subject to payment of customary applicable breakage costs, if any) in minimum amounts and with prior notice to be mutually agreed.

Voluntary prepayments of the First-Out Term Loans are permitted (subject to payment of customary applicable breakage costs, if any); provided that (A) no Revolving Loans are outstanding and any Letters of Credit outstanding under the Revolving Credit Facility have been cash collateralized in full, in each case on a pro forma basis for such prepayment, (B) the Borrower is in pro forma compliance with the applicable Financial Covenants after giving pro forma effect to such prepayment (unless such prepayment contemporaneously is a First-Out Payment in Full) and (C) no default or event of default exists or would result from such prepayment.

Voluntary prepayments of the Second-Out Term Loan Facility (if any) are permitted (subject to payment of customary applicable breakage costs, if any); provided that First-Out Payment in Full (as defined below) has occurred.

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Mandatory Repayment:	To the extent the total revolving credit exposures exceeds the Aggregate Commitment, then the Borrower shall immediately prepay the borrowings on such date in an aggregate principal amount equal to such excess.

To the extent the total credit exposures under the Revolving Credit Facility, the First-Out Term Loan Facility and the Second-Out Term Loan Facility exceed the Borrowing Base, a “Borrowing Base Deficiency” shall exist. If a Borrowing Base Deficiency arises the Borrower shall, within 10 business days after being notified of the deficiency by the Agent, notify the Agent that it intends to take one or more of the following actions: (a) within 30 days after such election, prepay the Borrowing Base Deficiency in an aggregate principal amount equal to such excess, (b) prepay the Borrowing Base Deficiency in 6 equal monthly payments beginning on the 30th day after the Borrower’s receipt of notice of such Borrowing Base Deficiency from the Agent or (c) within 30 days after such election provide additional engineering information, subject to Required Lender approval, with respect to additional Borrowing Base Properties (as defined below) not previously included in a reserve report, and additional mortgages satisfactory to the Agent to the extent necessary to eliminate such Borrowing Base Deficiency; provided, in each case, that any such Borrowing Base Deficiency must be cured on or prior to the Maturity Date of the Revolving Credit Facility, and once a Borrowing Base Deficiency is cured, the Borrower shall not be required to continue to take such actions. If the Borrower fails to deliver such election within 10 business days, then the Borrower shall be deemed to have elected to take the actions set forth in clause (b) above.

If a Borrowing Base Deficiency exists as a result of a sale or other disposition of properties or pursuant to the termination of swap agreements or during an Event of Default (hereafter defined), the Borrower shall, to the extent of any Borrowing Base Deficiency arising on account thereof, to the extent applicable, immediately prepay the borrowings with (a) the net cash proceeds received from such sales or other dispositions of properties and (b) the proceeds received pursuant to the termination of such swap agreements.

If the Loan Parties and their subsidiaries have Excess Cash (as defined below) in excess of $30,000,000 in the aggregate (with an additional basket available for expenses projected in good faith to be paid in the following 5 business days, not to exceed $30,000,000) on Thursday of each week, then the Borrower shall immediately prepay the borrowings in an amount equal to such excess.

Upon the issuance of permitted unsecured senior or senior subordinated indebtedness after the Closing Date, the Borrowing Base shall be automatically reduced by $0.25 for every $1.00 of such indebtedness, and to the extent a Borrowing Base Deficiency exists as a result thereof, the Borrower shall, to the extent of any Borrowing Base Deficiency arising on account thereof, prepay the borrowings with the net cash proceeds of such indebtedness.

Each prepayment described in this section shall be applied first to the Revolving Loans until the Revolving Loans have been repaid in full and any Letters of Credit outstanding under the Revolving Credit Facility have been cash collateralized in full, and second to the First-Out Term Loans, without premium or penalty or LIBOR breakage costs, as mutually agreed.

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After (i) indefeasible payment or satisfaction in full, in cash, of the Revolving Loans and other obligations outstanding under the Revolving Credit Facility and the termination of commitments in respect thereof, (ii) cash collateralization (or other arrangement satisfactory to the applicable Issuing Bank) of Letters of Credit outstanding under the Revolving Credit Facility, (iii) cash collateralization (or other arrangement satisfactory to the applicable Issuing Bank) of Secured Hedging Obligations, (iv) cash collateralization (or other arrangement satisfactory to the applicable Issuing Bank) of Secured Cash Management Obligations and (v) the First-Out Term Loans under the First-Out Term Loan Facility (collectively the “First-Out Payment in Full”), the Second-Out Term Loans under the Second-Out Term Loan Facility shall be prepaid, without premium or penalty or LIBOR breakage costs, as mutually agreed.

“Excess Cash” means, as of any date of determination, cash and cash equivalents of the Loan Parties other than (a) any cash allocated for, reserved or otherwise set aside to pay royalty obligations, working interest obligations, vendor payments, suspense payments, similar payments as are customary in the oil and gas industry, severance and ad valorem taxes, payroll, payroll taxes, other taxes, and employee wage and benefit payment obligations of the Borrower or any restricted subsidiary then due and owing (or to be due and owing within five (5) business days of such date) and for which the Borrower or such restricted subsidiary either (x) has issued checks or has initiated wires or ACH transfers or (y) reasonably anticipates in good faith that it will issue checks or initiate wires or ACH transfers within five (5) business days of such date, (b) any cash allocated for, reserved or otherwise set aside to pay other amounts permitted to be paid by the Borrower or its restricted subsidiaries in accordance with the Revolving Credit Facility and other Loan Documents due and owing as of such date (or to be due and owing within five (5) business days of such date) to persons who are not affiliates of the Loan Parties and for which obligations the Borrower or any of its restricted subsidiaries have (x) issued checks or have initiated wires or ACH transfers or (y) reasonably anticipates in good faith that it will issue checks or initiate wires or ACH transfers within five (5) business days of such date, (c) any cash of the Borrower and its restricted subsidiaries constituting pledges and/or deposits securing any binding and enforceable purchase and sale agreement with any persons who are not affiliates of the Loan Parties, in each case to the extent permitted by the Revolving Credit Facility, (d) cash deposited with the L/C Issuer to cash collateralize Letters of Credit, and (e) any amounts in an Excluded Account that is an Excluded Account solely because in the aggregate all such Excluded Accounts do not have a balance greater than $2,500,000.

Collateral:	Mortgages on not less than 95% of the discounted present value of proved reserves associated with the oil and gas properties included in the most recently delivered reserve report (such reserves and other applicable oil and gas properties of the Loan Parties, the “Borrowing Base Properties”), currently owned and thereafter acquired by the Loan Parties, and a first priority security interest (subject to permitted liens to be agreed upon) on (a) all of the capital stock, membership interest and partnership interest owned by a Loan Party, (b) all deposit accounts and securities accounts of the Loan Parties (excluding only accounts that are accounts exclusively used for payroll, payroll taxes or other employee wage and benefit payments, accounts exclusively holding assets subject to an escrow or purchase price adjustment mechanism, segregated accounts, the balance of which consists exclusively of funds due and owing to unaffiliated third parties in connection with royalty payment obligations owed to such third parties, or working interest payments received from unaffiliated third parties, solely to the extent such amounts constitute property of such third party held in trust, accounts having balances not greater than $2,500,000 in the aggregate for all such accounts, and the Professional Escrow Account (as defined in the Plan of Reorganization) (all such accounts, “Excluded Accounts”)) and (c) substantially all other personal property of the Loan Parties, including operating equipment, accounts receivable, inventory, contract rights, general intangibles and all products, proceeds and other interests relating to the ownership, operation and/or production of oil and gas properties (the “Collateral”).

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Notwithstanding anything to the contrary, the Collateral shall exclude the following: (i) any real property (owned or leased) other than oil and gas properties, (ii) motor vehicles and other assets subject to certificates of title (in each case, except to the extent the security interest in such assets can be perfected by the filing of an “all assets” UCC-1), (iii) those assets over which the granting of security interests in such assets would be prohibited by contract (to the extent such assets are the subject of such contract) (including permitted liens, leases and licenses), applicable law or regulation (in each case, except to the extent such prohibition is unenforceable after giving effect to applicable provisions of the Uniform Commercial Code, other than proceeds thereof), (iv) except as required pursuant to clause (i) above, any foreign collateral or credit support, (v) those assets as to which the Agent and the Borrower reasonably determine that the cost of obtaining such a security interest or perfection thereof are excessive in relation to the benefit to the Lenders of the security to be afforded thereby, and (vi) other exceptions to be mutually agreed. The foregoing described in clauses (i), (ii), (iii), (iv), (v), and (vi) are, collectively, the “Excluded Assets”.

In addition to all obligations of the Borrower under the Loan Documents (hereafter defined), the Collateral will also secure, on a pari passu basis with the Revolving Credit Facility all commodity and interest rate hedging transactions entered into by the Borrower with a counterparty that was a Lender or affiliate of a Lender at the time such hedging transactions were entered into or thereafter (including outstanding hedging transactions under the Prepetition Facility entered into with a Lender or affiliate of a Lender), other than any hedging transactions entered into after such Lender or affiliate ceased to be a Lender or affiliate of a Lender (the “Secured Hedging Transactions”) and cash management obligations between the Borrower and a Lender or a Lender’s affiliate (the “Secured Cash Management Obligations”).

Title to and the priority of liens and security interests in the Collateral will be subject to customary permitted liens and exceptions.

Documentation:	The Facilities shall be evidenced by definitive loan documentation (the “Loan Documents”), which Loan Documents shall include, without limitation, a credit agreement (the “Credit Agreement”), guarantees and appropriate pledge, security, mortgage and other collateral documents, all customary for senior secured exit reserve based credit facilities and consistent with this Term Sheet; provided that the Second-Out Term Loan Facility shall be documented in a separate credit facility, subject to a collateral agency agreement whereby the Agent is appointed to act as secured party and hold collateral for the benefit of all Facilities (collectively, the “Documentation Principles”).

Conditions Precedent:	The closing of the Facilities will be subject to satisfaction of conditions precedent consistent with Documentation Principles, and including, without limitation:

(a)	The Plan, the Confirmation Order, and any related order of the Bankruptcy Court (and any amendments or modifications to any of the foregoing) shall be in form and substance satisfactory to the Arrangers, including approval of the Facilities and releases and exculpations.

(b)	The Confirmation Order shall be a Final Order (as defined below) and in full force and effect.
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(c)	The Support Agreement shall be in full force and effect and any Order approving the assumption of the same shall not have been stayed, reversed, vacated or otherwise modified in a manner materially adverse to interests of the Agent and the Lenders or otherwise contrary to this Summary or the Loan Documents and all conditions to effectiveness of the Loan Documents shall have occurred or been waived by the respective parties thereto having the authority to waive such conditions.

(d)	The Plan Effective Date shall have occurred, all conditions precedent to the confirmation and effectiveness of the Plan, as set forth in the Plan, shall have been fulfilled or waived as permitted therein, including, without limitation, all transactions contemplated in the Plan or in the Confirmation Order to occur on the Plan Effective Date shall have been substantially consummated in accordance with the terms thereof and the Confirmation Order and in compliance with applicable law, Bankruptcy Court and regulatory approvals.

(e)	There shall have been no material adverse change in, or a material adverse effect upon, the operations, business, properties or financial condition of the Loan Parties taken as a whole (other than as a result of the events leading up to, directly arising from or direct effects of the commencement or continuance of the bankruptcy proceedings) from the date of the execution and delivery by the Lenders of the Support Agreement through the Closing Date.

(f)	The holders of claims against the Debtors arising under the Prepetition Facility, including, without limitation, the Obligations (as defined in the Prepetition Facility) (the “Prepetition Obligations”) shall receive the treatment outlined in this Summary, the Support Agreement, and the Plan, and the holders of claims against the Debtors under the DIP Facility shall have received the treatment under the Plan and the commitments thereunder shall have been terminated, and all security interests related thereto shall have either (a) been terminated or (b) been amended and restated to secure the Obligations under the Facilities, in either case concurrently with the Closing Date.

(g)	Debtors shall have paid to the Prepetition Lenders holding Loans all other payments as provided for in any final orders entered in connection with the Support Agreement and/or use of cash collateral, and the Plan, which amounts shall be applied to the repayment of the Prepetition Obligations in accordance with the Plan.

(h)	The Agent and the Lenders shall have received payment of all commitment, facility and agency fees and all other fees and amounts due and payable on or prior to the Closing Date (including the fees and expenses of Latham & Watkins LLP, Opportune LLP and any other counsel or advisors to the Agent) and the Agent shall have received satisfactory evidence as to the payment in full on the Plan Effective Date of all material administrative expense claims, priority claims and other claims required to be paid upon the Plan Effective Date.

(i)	The Agent and the Lenders shall have received all KYC, beneficial ownership and PATRIOT Act documentation at least five business days prior to the Closing Date.

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(j)	The Agent shall have received an officer’s certificate of each Loan Party setting forth (i) resolutions authorizing the execution of the Loan Documents and the transactions contemplated thereby, (ii) the officers who are authorized to sign the Loan Documents and who will act as its representative, (iii) specimen signatures of authorized officers, and (iv) the organizational documents.

(k)	The Agent shall have received certificates with respect to the existence, qualification, and good standing of each Loan Party.

(l)	The Agent shall have received a solvency certificate executed by an officer of the Borrower.

(m)	The Loan Parties shall have executed and delivered the Loan Documents with respect to the Facilities in form and substance satisfactory to the Lenders, including documentation satisfactory for the creation and perfection of the liens and security interests contemplated thereby and any assignment with respect to the Agent.

(n)	The Agent shall have received duly executed Notes (if requested by a Lender) payable to each Lender in a principal amount equal to its maximum credit amount.

(o)	The Agent shall be reasonably satisfied with title to, and the environmental condition of, the Loan Parties’ properties, which shall include, at a minimum, delivery of satisfactory title information on oil and gas properties of the Loan Parties comprising not less than 85% of the total value of the oil and gas properties included in the Borrowing Base.

(p)	The Agent shall have received an officer’s certificate of the Borrower certifying that the Borrower has received all necessary consents and approvals.

(q)	The Agent shall have received customary UCC search certificates reflecting the absence of other liens and security interests encumbering the Loan Parties’ property other than those liens being assigned or released on or prior to the Closing Date or liens permitted by the Credit Agreement.

(r)	The Agent shall have received a customary certificate of insurance coverage of the Loan Parties evidencing that the Loan Parties are carrying insurance in accordance with the Credit Agreement, and the Agent shall be named additional insured and loss payee, in each case, as may be provided shortly after closing.

(s)	The Agent shall have received such legal opinions (including opinions of local counsel) as are consistent with Documentation Principles or as the Agent may reasonably request.

(t)	The Agent shall have received a schedule of Swap Contracts then in force and effect.

(u)	The Agent shall have received pro forma financial statements of the Borrower and its restricted subsidiaries, on a consolidated basis as of the most recently ended calendar month ending prior to the Closing Date for which financial statements are available.

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(v)	The Agent shall have received a certificate executed by an officer of the Borrower on the Closing Date certifying that on a pro forma basis for the closing of all transactions and payment of all fees on the Closing Date, (i) the Borrower and its restricted subsidiaries do not have any Excess Cash in excess of $30,000,000, (ii) availability under the Borrowing Base is at least $80,000,000, (iii) the ratio of Net Funded Debt to EBITDAX for the most recently ended trailing twelve month period ending on the most recently ended calendar month ending prior to the Closing Date for which financial statements are available for the Borrower and its restricted subsidiaries on a pro forma basis taking into account (A) the cost savings from rejection of midstream contracts with respect to which the orders authorizing the rejection of such midstream contracts are Final Orders and the entry into any replacement contracts, (B) the debt service with respect to the debt outstanding on the Closing Date, and (C) the add-back of customary expenses incurred as a result of the Chapter 11 Cases in accordance with Documentation Principles, shall not exceed 2.00:1.00, (iv) the representations and warranties are true in all material respects (except to the extent qualified by materiality) and (v) no default or event of default exists.

(w)	The Borrower shall have entered into swap agreements constituting Acceptable Hedge Transactions covering notional volumes of natural gas representing not less than (x) 80% of projected production from PDP reserves for calendar year 2021 and (y) 60% of projected production from PDP reserves for calendar year 2022, in each case as such projected production is set forth in the reserve report provided by the Borrower in October 2020 and such Acceptable Hedge Transactions shall continue in effect on the Closing Date.

(x)	Without limiting the generality of the foregoing, the Plan shall not be satisfactory to the Arrangers unless all outstanding obligations under the Borrower’s unsecured notes indentures shall be exchanged for (i) common equity interests and (ii) new senior unsecured notes in an aggregate amount not to exceed $550 million (the “Take-Back Notes”) and the Borrower shall have received the proceeds from the issuance of convertible preferred equity interests (the “Preferred Equity”) in a minimum amount of $50 million, in each case, consistent with the Support Agreement.

(y)	The Loan Parties shall not have sold any oil and gas properties (except as authorized pursuant to the De Minimis Asset Sale Order (as defined in the Support Agreement) in an aggregate amount not to exceed gross proceeds of $10.0 million for all such sales) or terminated any hedge transactions since the interim effective date of the DIP Facility such that the notional volumes of all remaining hedge transactions represents less than (x) 80% of projected production from PDP reserves for calendar year 2021 and (y) 60% of projected production from PDP reserves for calendar year 2020.

(z)	The Bankruptcy Court shall have entered a Final Order in form and substance satisfactory to the Arrangers by which the future firm transport demand reservation fees owed by the Loan Parties over the life of all the firm transportation agreements of the Loan Parties, taken as a whole, shall be permanently reduced by at least 50% of the amount of all such fees owed on October 31, 2020, as calculated on a PV-10 basis and the future firm transportation average daily demand reservation volumes over the life of all the firm transportation agreements as of October 31, 2020, of the Loan Parties, taken as a whole, shall be permanently reduced by at least 35%.

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“Final Order” means, as applicable, an order or judgment of the Bankruptcy Court, or other court of competent jurisdiction with respect to the relevant subject matter, that has not been reversed, stayed, modified, or amended, and as to which the time to appeal, seek certiorari, or move for a new trial, reargument, or rehearing has expired and as to which no appeal, petition for certiorari, or other proceeding for a new trial, reargument, or rehearing has been timely taken; or as to which, any appeal that has been taken or any petition for certiorari that has been or may be filed has been withdrawn with prejudice, resolved by the highest court to which the order or judgment could be appealed or from which certiorari could be sought, or the new trial, reargument, or rehearing has been denied, resulted in no stay pending appeal or modification of such order, or has otherwise been dismissed with prejudice; provided that the possibility that a motion under Rule 60 of the Federal Rules of Civil Procedure, or any analogous rule under the Bankruptcy Rules, may be filed with respect to such order will not preclude such order from being a Final Order.

On-Going Conditions:	The making of each extension of credit (including on the Closing Date) shall be conditioned upon (a) there being no default or Event of Default or Borrowing Base Deficiency in existence at the time of, or after giving effect to the making of, such extension of credit, (b) the accuracy of representations and warranties in all material respects (except to the extent qualified by materiality), (c) the receipt by the Agent of a borrowing request or a request for a Letter of Credit, and (d) the Borrower and its restricted subsidiaries will not have any Excess Cash in excess of $30,000,000 at the time of, or after giving effect to the making of, such extension of credit.

Representations and Warranties:	Usual and customary representations and warranties consistent with Documentation Principles applicable to the Borrower and its restricted subsidiaries, including, but not limited to, the following: (a) organization, powers and good standing, (b) authorization and enforceability, (c) no conflicts and no governmental consents required, (d) financial condition and absence of material adverse change, (e) absence of litigation and contingent obligations, (f) compliance with environmental regulations, (g) compliance with laws and agreements and no defaults, (h) compliance with the Investment Company Act of 1940 and margin regulations, (i) taxes, (j) ERISA, (k) full disclosure and no material misstatements (including with respect to information contained in the beneficial ownership certificate required by 31 C.F.R. §1010.230), (l) insurance, (m) restrictions on liens, (n) subsidiaries, (o) location of business and offices, (p) ownership of properties and title, (q) maintenance of properties, (r) marketing of production, (s) swap agreements, (t) use of loans and Letters of Credit, (u) anti-corruption laws, sanctions and OFAC, (v) creation, perfection and priority of liens in the Collateral, (w) EEA financial institutions, (x) intellectual property, (y) engineering reports, (z) gas balancing agreements and advance payment contracts, minimum volume commitments and acreage dedications, (aa) warranties contained in collateral documents and (bb) solvency. The representations and warranties will be subject to usual and customary materiality qualifications consistent with Documentation Principles.

Representations and warranties in the Second-Out Term Loan Facility shall be limited to the following, to be applicable to the Borrower and its restricted subsidiaries: organization, powers and good standing, authorization and enforceability, environmental, investment company act, taxes, ERISA, insurance, use of proceeds, anti-corruption laws, sanctions and OFAC.

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Financial Covenants:	The Credit Agreement shall have the following financial covenants with respect to the Borrower and its restricted subsidiaries on a consolidated basis:

(a)	The ratio of Net Funded Debt (defined below) to EBITDAX shall be no more than 3.00:1.00, measured on a pro forma rolling twelve-month basis, beginning with the fiscal quarter ending after the Closing Date; provided that EBITDAX shall be annualized quarterly, building to trailing 12 months;

(b)	the ratio of Net Senior Secured Debt (defined below) to EBITDAX shall be no more than 2:00:1:00, measured on a pro forma rolling twelve-month basis; provided that EBITDAX shall be annualized quarterly, building to trailing 12 months; and

(c)	the ratio of consolidated current assets including unused amount of the total commitments, but excluding non-cash assets under FASB ASC 815, divided by consolidated current liabilities, excluding the current non-cash obligations under FASB ASC 815 and current maturities and amortization under the Facilities and current maturities under the Take-Back Notes, shall be not less than 1.00:1.00, commencing with the fiscal quarter ending December 31, 2021.

“Net Funded Debt” means, as of any date of determination, for the Borrower and its restricted subsidiaries on a consolidated basis, (i) the sum of (a) the outstanding principal amount of all obligations, whether current or long-term, for borrowed money (including obligations under the Revolving Credit Facility) and all obligations evidenced by bonds, debentures, notes, loan agreements or other similar instruments, (b) all purchase money Indebtedness, (c) all direct obligations arising under letters of credit (including standby and commercial), bankers’ acceptances, bank guaranties, surety bonds and similar instruments, (d) all obligations in respect of the deferred purchase price of property or services (other than trade accounts payable in the ordinary course of business), (e) Indebtedness in respect of capital leases, (f) without duplication, all Guarantees with respect to outstanding Indebtedness of the types specified in clauses (a) through (e) above of persons other than the Borrower or any restricted subsidiary, and (g) all Indebtedness of the types referred to in clauses (a) through (f) above of any partnership or other entity where owners of equity interests thereof have liability for the obligations of such entity in which the Borrower or a restricted subsidiary is a general partner or owner of such equity interests, unless (1) such Indebtedness is expressly made non-recourse to the Borrower or such restricted subsidiary, or (2) such Indebtedness is owed by such entity to the owners of the equity interests thereof, minus (ii) the amount of cash and short-term investments of Borrower and its restricted subsidiaries at the end of the relevant fiscal quarter with respect to which the ratio of Net Funded Debt to EBITDAX is being calculated, not to exceed $30,000,000 in the aggregate. For avoidance of doubt, Net Funded Debt does not include Wexford ULC Obligations, as defined in the Prepetition Facility.

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“Net Senior Secured Debt” means, as of any date of determination, for the Borrower and its restricted subsidiaries on a consolidated basis, the amount equal to the sum, without duplication, of (i) (x) the obligations in respect of the Facilities, (y) the face amount of all Letters of Credit, and (z) any other Net Funded Debt described in clause (i) of the definition thereof that constitutes senior indebtedness secured by a lien on assets or property of the Borrower or its restricted subsidiaries as of such date, minus, without duplication, (ii) the amount of cash and short-term investments of Borrower and its restricted subsidiaries at the end of the relevant fiscal quarter with respect to which the ratio of Net Senior Secured Debt to EBITDAX is being calculated, not to exceed $30,000,000 in the aggregate.

Affirmative Covenants:	Affirmative covenants consistent with Documentation Principles applicable to the Borrower and its restricted subsidiaries, including, but not limited to, the following:

(a)	Receipt of unaudited quarterly and audited annual financial statements of the Borrower and its subsidiaries on a consolidated basis to be delivered in accordance with applicable laws but in any event no later than 90 days after the end of the fiscal year, or 45 days after the end of the first three fiscal quarters of each year; provided that such deliveries for the first two fiscal quarters following the Closing Date may be made up to 60 days following each such quarter end.

(b)	With the delivery of the annual financial statements for each year, receipt of a management prepared drilling budget for such fiscal year, capital expenditure budget for such fiscal year, forecast of cash flow on a monthly basis for such fiscal year and a quarterly forecast of production for the three-year period commencing the previous January 1 for Borrower and its subsidiaries, all in a form reasonably acceptable to Agent.

(c)	With the delivery of each financial statement delivered under clause (a) above, (i) a statement signed by an officer certifying as to whether a default has occurred, setting forth the calculation of the Financial Covenants, stating whether a change in GAAP has occurred and setting forth a consolidating spreadsheet of all consolidated subsidiaries, if any, and the eliminating entries and (ii) a statement signed by a financial officer setting forth a list of all swap agreements of each Loan Party.

(d)	Other documentation, including: (i) a certificate of insurance coverage; (ii) other accounting reports submitted to any Loan Party; (iii) all filings with the SEC or any national securities exchange and of reports distributed to shareholders; (iv) any financial statement or report furnished pursuant to the terms of any material instrument; and (v) a quarterly report of the volume of production, sales, income taxes and expenses attributable to the oil and gas properties.

(e)	Notice of: (i) sale of oil and gas properties with an aggregate value in excess of 3% of the then effective Borrowing Base; (ii) any change in a Loan Party’s organizational name, location, structure, jurisdiction of organization, identification number, federal taxpayer number, any material change in accounting policies or financial reporting practices, and any change of information in the beneficial ownership certification; (iii) material casualty events; (iv) amendments, modifications or supplements to any preferred stock or organizational documents; (v) a default, material litigation, and any development that could reasonably result in a material adverse effect; and (vi) occurrence of any ERISA event.

(f)	Preserve its legal existence and rights, licenses, permits, etc. material to the conduct of business.

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(g)	Payment of material obligations, including taxes.

(h)	Performance of obligations under the Loan Documents.

(i)	Operation and maintenance of properties.

(j)	Furnish reserve reports and deliver title information (including a reserve report prepared by an independent engineering firm reasonably acceptable to the Agent as of January 1, 2021, to be delivered on or before April 1, 2021).

(k)	Maintenance of insurance, books and records and inspection rights.

(l)	Compliance with laws (including, but not limited to, anti-corruption laws, anti-money laundering laws and sanctions).

(m)	Environmental matters.

(n)	Grant additional collateral as security for indebtedness and cause any newly acquired subsidiary to guarantee the indebtedness.

(o)	ERISA compliance.

(p)	Swap agreements.

(q)	Use of proceeds.

(r)	Unrestricted subsidiaries.

The affirmative covenants shall be subject to customary materiality qualifications and exceptions and shall be applicable to the Loan Parties and their restricted subsidiaries.

The affirmative covenants in the Second-Out Term Loan Facility shall apply to the Borrower and its restricted subsidiaries, and be no more restrictive or burdensome to such entities than those applicable to the Revolving Credit Facility.

Prior to First-Out Payment in Full, affirmative covenants applicable to the Second-Out Term Loan Facility will be limited to the following: (i) delivery of financial statements; (ii) notice of any default or event of default; (iii) insurance; and (iv) further assurances.

After First-Out Payment in Full, the Second-Out Term Loan Facility shall contain affirmative covenants substantially similar to those in the Revolving Credit Facility immediately prior to the payment in full thereof.

Negative Covenants:	Negative covenants consistent with Documentation Principles applicable to the Borrower and its restricted subsidiaries, including, but not limited to, the following:

(a)	Limitation on other debt, with exceptions for the Take-Back Notes and other unsecured notes subject to pro forma compliance with the financial covenants and other customary parameters, and permitted refinancing debt of the foregoing.

(b)	Limitation on liens, including limitations on acreage dedications.

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(c)	Limitation on dividends, distributions or redemptions in respect of equity interests, including a prohibition until First-Out Payment in Full.

(d)	Limitation on investments, loans and advances, including a prohibition on investments in the Grizzly Subsidiaries.

(e)	Limitation on change of operator.

(f)	Limitation on sale or discount of any notes receivable or accounts receivable.

(g)	Limitation on mergers and consolidations and divisions.

(h)	Limitation on sale of properties.

(i)	Limitations on transactions with affiliates.

(j)	Limitations on subsidiaries, including prohibition on foreign subsidiaries other than the Grizzly Subsidiaries.

(k)	Limitations on negative pledge agreements and dividend restrictions.

(l)	Limitations on gas imbalances, take or pay or other prepayments, and minimum volume commitments.

(m)	Limitation on entering into swap agreements, as outlined below.

(n)	Limitations on deposit, securities and commodity accounts.

(o)	Prohibition on sale and leasebacks.

(p)	Limitation on nature of business (including a prohibition on foreign operations other than those in connection with the Grizzly Subsidiaries), amendments to organizational documents, change in fiscal year, accounting changes and use of proceeds.

(q)	Limitations on voluntary prepayments and amendments of other debt, including a prohibition on the foregoing until First-Out Payment in Full.

(r)	Limitations on marketing activities.

The negative covenants shall be subject to customary materiality qualifications, exceptions and baskets to be agreed and shall be applicable to the Loan Parties and their restricted subsidiaries.

The Second-Out Term Loan Facility shall have no negative covenants (including financial covenants) until First-Out Payment in Full; thereafter the Second-Out Term Loan Facility shall contain negative covenants substantially similar to but no more restrictive to such entities than those in the Revolving Credit Facility immediately prior to payment in full thereof.

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Swap Agreements:	Loan Parties may not enter into any secured swap agreements with any person other than Lenders or their affiliates. Swap agreements in respect of commodities will be prohibited if the effect would be to cause the notional volumes of all swap agreements and additional fixed-price physical off-take contracts, in the aggregate, to exceed 80% of the reasonably anticipated projected production from the Borrower’s oil and gas properties for the first 60 months following the effective date of each such swap agreement (the “Ongoing Hedges”); provided, that, for calendar year 2021, such cap shall be increased to 90% of reasonably anticipated projected production from the Borrower’s oil and gas properties; provided, further, that, in addition to the Ongoing Hedges, in connection with a proposed acquisition (each, a “Proposed Acquisition”) by a Loan Party of oil and gas properties, the Loan Parties may, upon consultation with and approval from the Agent (such approval not be unreasonably withheld, conditioned or delayed) (the date of such approval, the “Approval Date”), also enter into incremental hedging contracts with respect to the reasonably anticipated projected production of total proved oil and gas reserves to be acquired (the “acquired amount”) for notional volumes not in excess of 80% of the reasonably anticipated projected production from the Borrower’s proved reserves for the first 36 months following the effective date of each such swap agreement; provided, further, that all such incremental hedging contracts entered into with respect to a Proposed Acquisition shall be terminated or unwound within 30 days following the termination of such Proposed Acquisition (or the failure of any Loan Party to enter into a definitive acquisition agreement with respect to such Proposed Acquisition within 30 days of the Approval Date), as each such date may be extended by the Agent in its sole discretion. To the extent that the volumes hedged exceed 100% of actual or projected production, the Loan Parties shall be required to unwind swap agreements pursuant to procedures and subject to thresholds and timeframes to be agreed. The above limitations shall in any event exclude basis differential swaps and basis hedging arrangements, and shall further exclude any repurchases (whether effectuated via mutually negotiated close-out or purchase of offsetting options) of sold call transactions (or the expirations thereof), which sold call transactions were entered into prior to the closing date of the Facilities. Interest rate hedges converting rates from fixed to floating cannot exceed 75% of the then outstanding principal amount of debt for borrowed money which bears interest at a fixed rate. Interest rate hedges converting rates from floating to fixed cannot exceed 100% of the then outstanding principal amount of debt for borrowed money which bears interest at a floating rate. Without prejudice to the Borrower’s right to repurchase sold call transactions, which sold call transactions were entered into prior to the closing date of the Facilities, the Loan Parties shall be prohibited from entering or maintaining any commodity swap agreements other than (i) basis differential swaps and basis hedging arrangements, (ii) swap agreements covering identical volumes of crude oil, natural gas or natural gas liquids and identical months, and (iii) with respect to swap agreements entered into for calendar year 2022 and 2023, collars (other than three-way collars) covering identical volumes of crude oil, natural gas or natural gas liquids and identical months.

On or before November 1, 2022 the Borrower shall have entered into (and shall thereafter maintain) hedge transactions constituting Acceptable Hedge Transactions covering notional volumes of natural gas representing not less than 60% of projected production from PDP reserves for calendar year 2023, as such projected production is set forth in the reserve report provided by the Borrower on or about October 1, 2020 (the “Required Hedges”).

The Borrower may neither assign, terminate or unwind any swap agreements nor sell the Closing Date Hedges or the Required Hedges if such action would have the effect of cancelling, offsetting or otherwise reducing its positions under required swap agreements.

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“Acceptable Hedge Transactions” means, (i) with respect to swap agreements entered into for calendar year 2021, swap transactions covering identical volumes of natural gas and identical months with strike prices at the prevailing strip price quoted on the New York Mercantile Exchange (“NYMEX Strip”), and (ii) with respect to swap agreements entered into for calendar year 2022 and 2023, (A) swap transactions covering identical volumes of natural gas and identical months with strike prices at NYMEX Strip, (B) deferred premium purchased puts for volumes of natural gas with a strike price not less than 10% below NYMEX Strip or (C) collars covering identical volumes of natural gas and identical months with strike prices establishing a floor no lower than the lesser of (x) the most recent price deck established by the Agent in accordance with its customary lending criteria with respect to natural gas for the applicable month and (y) a price not less than 10% below NYMEX Strip.

Events of Default:	Consistent with Documentation Principles, events of Default (including customary notice and cure periods where appropriate) including, but not limited to, the following: (an “Event of Default”):

(a)	Failure to pay any required principal, interest, fees or other amounts when due.

(b)	Any representation or warranty shall prove to be false, incorrect or misleading in any material respect when made.

(c)	Violation of covenants.

(d)	Failure to make any payment in respect of any material indebtedness.

(e)	Occurrence of an event that results in any material indebtedness becoming due prior to its schedule maturity or enables or permits the holders of any material indebtedness to cause such material indebtedness to become due prior to its scheduled maturity.

(f)	Voluntary or involuntary bankruptcy.

(g)	Inability to pay debts when due.

(h)	An unsatisfied material judgment in excess of an amount to be agreed.

(i)	Occurrence of a change of control.

(j)	Any of the loan documents shall cease to be in full force and effect and valid, binding and enforceable against the Loan Parties or cease to create a valid and perfected Lien of the priority required thereby on any of the collateral purported to be covered thereby.

(k)	ERISA events.

Required Lenders:	Lenders having at least 66 2/3% of the aggregate commitments of the Revolving Credit Facility and First-Out Term Loan Facility.

Majority Lenders:	Lenders having at least a majority of the aggregate commitments of the Revolving Credit Facility and First-Out Term Loan Facility.

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Amendments and Waivers:	Approval of the Majority Lenders, except that (a) an increase in the commitment or the maximum credit amount of any Lender requires the consent of such Lender, (b) an increase to the Borrowing Base requires approval of all Lenders; provided that a waiver of a reduction shall require only Required Lender approval, (c) Borrowing Base reaffirmations and decreases, or the postponement of a Borrowing Base redetermination to a date more than 90 days after the scheduled redetermination date require approval of the Required Lenders, (d) a reduction in or postponing of the principal amount or interest rate of any loan or payment made by the LC Issuer pursuant to a Letter of Credit, a reduction in or postponing of any fees payable, a reduction in or postponing of any other indebtedness under any Loan Document, or postponing the Maturity Date requires consent of each Lender affected thereby, (e) changes to the application of insufficient payments or sharing of payments by Lenders in a manner that would alter the pro rata sharing of payments required thereby require the consent of all Lenders, (f) the consent of all Lenders will be required with respect to changes to any pro rata sharing provisions, (g) releases of all or substantially all of the value of a guarantee or releases or subordination of liens on all or substantially all of the Collateral (other than in connection with any sale of Collateral or the release or sale of the relevant guarantor permitted by the Facilities) require the consent of all Lenders or (h) a change in any of the requirements for amendments and waivers, a change in the definitions of “Majority Lenders” or “Required Lenders” or a change in any provision specifying the number or percentage of Lenders required to waive, amend or modify any rights under any Loan Document requires the consent of all Lenders (other than any Defaulting Lender); provided further that no such agreement shall amend, modify or otherwise affect the rights or duties of the Agent or the LC Issuer under any Loan Document without the prior written consent of the Agent or the LC Issuer.

Assignments and Participations:	The Borrower may not assign any of its rights or obligations under the Credit Agreement without the prior written consent of each Lender. Any Lender may assign to one or more assignees all or a portion of its rights and obligations under the Credit Agreement (including all or a portion of its commitment and the loans at the time owing to it) with the prior written consent (such consent not to be unreasonably withheld) of (a) the Borrower, provided that no consent of the Borrower shall be required if such assignment is to a Lender, an Affiliate of a Lender, an approved fund or, after the occurrence and during the continuance of an event of default, is to any other permitted assignee (provided that the Borrower shall be deemed to have consented to such assignment unless it shall object thereto by written notice to Agent within ten (10) business days after having received notice thereof); and (b) the Agent and LC Issuer, provided that no consent of the Agent or LC Issuer shall be required for an assignment to an assignee that is a Lender, an Affiliate of a Lender or an approved fund immediately prior to giving effect to such assignment. Except in the case of an assignment to another Lender, an Affiliate of a Lender or an approved fund or an assignment of the entire portion of the loans at the time owing to the assigning Lender, the amount of the commitment or loans of the assigning Lender shall not be less than $5,000,000 unless each of the Borrower, the Agent and the LC Issuer otherwise consent. The assignor shall pay an assignment fee of $3,500 to the Agent upon the effectiveness of any assignment (including, but not limited to, an assignment by a Lender to another Lender). Any assignment under the First-Out Term Loan Facility shall be required to include a proportional amount of the Revolving Credit Facility and vice versa.

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The Loan Documents shall contain customary provisions for replacing a Lender’s outstanding loans with respect to (a) a non-consenting Lender in connection with amendments, modifications and waivers requiring the consent of all Lenders or of all Lenders directly and adversely affected thereby or borrowing base redeterminations so long as the Majority Lenders or the Required Lenders, as applicable, shall have consented thereto, (b) Lenders seeking yield protection as set forth below and (c) Defaulting Lenders.

Yield Protection, Etc.	The Loan Documents shall contain customary provisions (a) protecting the Lenders against increased costs or loss of yield resulting from changes in reserve, tax, capital adequacy or other requirements of law, and from the imposition of or changes in withholding or other taxes (subject to customary limitations) (including reflecting that both (x) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines, requirements and directives thereunder, issued in connection therewith or in implementation thereof and (y) all requests, rules, guidelines, requirements and directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities, in each case pursuant to Basel III shall, in the case of each of the foregoing clause (x) and clause (y), be deemed to be a change in law after the Closing Date regardless of the date enacted, adopted or issued), (b) indemnifying the Lenders for “breakage costs” incurred in connection with, among other things, any prepayment of a Eurodollar Loan on a day other than the last day of an interest period with respect thereto, (c) concerning defaulting lenders, (d) concerning UK and EU “Bail-In” requirements, (e) alternative LIBOR provisions and (f) concerning divisions.

Expenses:	The reasonable and documented out-of-pocket expenses of the Agent and its affiliates, whether incurred prior to or subsequent to closing of the Facilities, in investigation, preparation, negotiation, documentation, syndication and administration will be for the account of Borrower, including reasonable expenses of and fees for attorneys for the Agent and other advisors and professionals engaged by the Agent, regardless of whether or not the Facilities are closed. The Borrower shall pay all costs, reasonable and documented out-of-pocket expenses, taxes, assessments, and other charges incurred by the Agent or any Lender in connection with any filing, registration, recording, or perfection of any security interest contemplated by any Loan Document.

Indemnification:	Loan Parties shall indemnify the Agent and Lenders from and against all reasonable and documented out-of-pocket costs losses, liabilities, claims, damages or expenses relating to their commitments, loans and the Borrower’s use of loan proceeds and any enforcement or collection actions (except to the extent resulting from the gross negligence or willful misconduct of the indemnified party), including, but not limited to reasonable fees, disbursements and other charges of one firm of counsel for the Agent and all Lenders and, if necessary, one firm of local counsel in each appropriate jurisdiction and settlements costs, provided that none of the Agent or any Lender will be indemnified for any cost, expense or liability to the extent determined by a court of competent jurisdiction in a final and non-appealable decision to have resulted from (a) the gross negligence or willful misconduct of such person or any of its affiliates or controlling persons or any of the officers, directors, employees, agents or members of any of the foregoing, (b) a material breach in bad faith of the obligations under the Loan Documents by such Lender (in the case of each preceding clauses (a) or (b), as determined by a court of competent jurisdiction in a final and non-appealable judgment) or (c) disputes between and among indemnified persons and not involving any act or omission of the Borrower other than any claims against an indemnified person in its capacity or fulling its role as an agent or arranger with respect to the Facilities. This indemnification shall survive and continue for the benefit of the Agent and Lenders at all times after the Borrower’s acceptance of such Lenders’ commitment for the Facilities, notwithstanding any failure of the Facilities to close.

20

Lender ERISA Representations; Qualified Financial Contract Stay Rules:	Consistent with Documentation Principles.

Governing Law:	State of New York.

Counsel to the Agent and the Arrangers:	Latham & Watkins LLP

Certain Waivers:	The Borrower and each other Loan Party shall waive their right to a trial by jury. All parties shall waive the right to claim or recover special, exemplary, punitive or consequential damages other than actual damages, in any action related to the Facilities.

Other:	The Loan Documents will reflect operational, agency, assignment and related provisions, changes and updates thereto not specifically set forth in this Term Sheet that are customarily included in credit agreements with respect to which the Agent acts as administrative agent. This Summary is intended as an outline of certain of the material terms of the Facilities and does not purport to summarize all of the conditions, covenants, representations, warranties and other provisions which would be contained in Loan Documents.

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Addendum I - Pricing, Fees and Interest Rates

Interest Rates:	At Borrower’s option:

• ABR plus the Applicable Margin determined in accordance with the Pricing Grid below.

• LIBO Rate plus the Applicable Margin determined in accordance with the Pricing Grid below.

“ABR” means a fluctuating rate of interest equal to the highest of (a) the US Prime Rate of interest in effect on such day, (b) 30-day LIBO Rate plus 1.0% per annum and (c) the sum of the Federal Funds Effective Rate in effect on such day plus 0.5% per annum.

“Prime Rate” means the rate of interest per annum determined by Scotiabank from time to time as its prime commercial lending rate for United States Dollar loans in the United States for such day. The Prime Rate is not necessarily the lowest rate that Scotiabank is charging any corporate customer.

“LIBO Rate” means, for any interest period with respect to any LIBO Rate loan: (a) the rate of interest per annum, expressed on the basis of a year of 360 days, determined by the Agent, which is equal to the offered rate that appears on the page of the Reuters LIBOR01 screen (or any successor thereto as may be selected by the Agent) for deposits in Dollars with a term equivalent to such interest period, determined as of approximately 11:00 a.m. (London time) two (2) business days prior to the first day of such interest period, or (b) if the rates referenced in the preceding subsection (a) are not available, the rate per annum determined by the Agent as the rate of interest, expressed on a basis of 360 days at which deposits in Dollars for delivery on the first day of such interest period in same day funds in the approximate amount of the LIBO Rate loan being made, continued or converted by the Agent and with a term and amount comparable to such interest period and principal amount of such LIBO Rate loan as would be offered by the Agent’s London Branch to major banks in the offshore Dollar market at their request at approximately 11:00 a.m. (London time) two (2) business days prior to the first day of such interest period.

“Federal Funds Effective Rate” means, for any day, an interest rate per annum equal to the weighted average of the rates on overnight Federal Funds transactions with members of the Federal Reserve System arranged by Federal funds brokers, as published for such day by the Federal Reserve Bank of New York, or if such rate is not so published for such day, the average of the quotations for such day on such transactions received by the Agent from three Federal funds brokers of recognized standing selected by it.

LIBO Rate interest periods shall be one, two, three, six or twelve months. Interest on ABR loans shall be payable on the last day of each quarter, upon any prepayment (whether due to acceleration or otherwise) and at final maturity. Interest on LIBO Rate loans shall be payable in arrears on the last day of each interest period, in the case of an interest period longer than three months, quarterly, upon any prepayment (whether due to acceleration or otherwise) and at final maturity. All interest shall be calculated for actual days elapsed on the basis of a 360-day year, unless such calculation would exceed the highest lawful rate, in which case interest shall be calculated for actual days elapsed on the basis of a 365, or when appropriate 366, day year.

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In no event shall LIBOR be less than one percent (1.0%).

The Loan Documents shall include customary provisions relating to a replacement rate for LIBOR.

The Loan Documents shall include provisions consistent with Documentation Principles including, without limitation, in respect of breakage or redeployment costs incurred in connection with prepayments, reallocation and cash collateralization for Letters of Credit in the event any Lender under any Facility becomes a Defaulting Lender, changes in capital adequacy and capital requirements or their interpretation, illegality, unavailability, reserves without proration or offset and payments free and clear of withholding or other taxes (unless required by applicable law) but in any event excluding liability for taxes associated with the Foreign Account Tax Compliance Act.

Automatically during any payment or bankruptcy event of default or upon notice by the Majority Lenders in the event of any other event of default, the interest rate will be equal to ABR or LIBOR, as applicable, plus the Applicable Margin, plus 2% per annum.

Letter of Credit Fees:	Letter of Credit fees are due quarterly in arrears and on the Maturity Date to be shared proportionately by the Lenders (other than Defaulting Lenders). Letter of Credit fees shall accrue at the same rate as set forth in the Pricing Grid for applicable margin for LIBO Rate loans. In addition, the Borrower shall pay the Agent for the account of the LC Issuer a fronting fee equal to 0.20% of the aggregate face amount of outstanding Letter of Credits. Letter of Credit fees will be calculated on the stated amount of each Letter of Credit for the duration thereof.

Commitment Fees:	The Borrower agrees to pay a commitment fee, which shall accrue at a rate per annum determined based on the Pricing Grid below on the average daily unused amount of the commitment of each Lender during the period from and including the Closing Date to but excluding the Maturity Date. Accrued commitment fees shall be payable quarterly in arrears and on the Termination Date, commencing on the first quarter after the Closing Date. All commitment fees shall be calculated for actual days elapsed on the basis of a 360-day year, unless such calculation would exceed the highest lawful rate, in which case interest shall be calculated for actual days elapsed on the basis of a 365, or when appropriate 366, day year.

Upfront Fees:	The Borrower shall pay to the Administrative Agent, for the pro rata account of each of the Lenders, upfront fees in an aggregate amount equal to 75.0 bps of the aggregate amount of the Facilities, which shall be fully earned and will be due and payable in full in cash on the Closing Date.

Pricing Grid:	The Applicable Margin and Applicable Commitment Fee for Revolving Loans will be determined in accordance with the following table:

	Borrowing Base Utilization	LIBOR Margin	ABR Margin	Commitment Fee
Level 1	≤ 25%	300.0 bps	200.0 bps	50.0 bps
Level 2	> 25% but ≤ 50%	325.0 bps	225.0 bps	50.0 bps
Level 3	> 50% but ≤ 75%	350.0 bps	250.0 bps	50.0 bps
Level 4	> 75% but ≤ 90%	375.0 bps	275.0 bps	50.0 bps
Level 5	> 90%	400.0 bps	300.0 bps	50.0 bps

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The First-Out Term Loans shall accrue interest at a rate per annum equal to LIBOR (subject to a 1.00% floor) plus 4.50% or, at the option of the Borrower, ABR (subject to a 2.00% floor) plus 3.50%.

The term loans outstanding under the Second-Out Term Loan Facility shall accrue interest at a rate per annum equal to LIBOR (subject to a 1.00% floor) plus 3.00% or, at the option of the Borrower, ABR (subject to a 2.00% floor) plus 2.00%.

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Exhibit G

Form of Joinder Agreement

The undersigned (“Joinder Party”) hereby acknowledges that it has read and understands the Restructuring Support Agreement, dated as of __________, 2020 (as amended, supplemented, or otherwise modified from time to time, the “Agreement”),1 by and among Gulfport Energy Corporation and its Affiliates and subsidiaries bound thereto and the Consenting Stakeholders, and agrees to be bound by the terms and conditions thereof and shall be deemed a “Consenting Stakeholder” and a [“Consenting RBL Lender”] [“Consenting Noteholder”] under the terms of the Agreement.

The Joinder Party hereby agrees to be bound by the terms and conditions of the Agreement and makes all representations and warranties contained therein to each other Party to the Agreement.

Date Executed:

Name:
Title:
Address:
E-mail address(es):

Aggregate Amounts Beneficially Owned or Managed on Account of:
2023 Notes
2024 Notes
2025 Notes
2026 Notes
RBL Loans
Interests

[1]	Capitalized terms used but not otherwise defined herein shall having the meaning ascribed to such terms in the Agreement.

Exhibit G to Restructuring Support Agreement

EXHIBIT H

New Preferred Stock Term Sheet

Exhibit H to Restructuring Support Agreement

Summary Term Sheet for New Senior Unsecured Notes
Issuer	■ Gulfport Energy Corporation
Principal	■ $550mm
Maturity (1)	■ 5 years from issuance date
Interest	■ 8.0% per annum, paid in cash on a semi-annual basis
Guarantees	■ Same guarantor entities as under New Exit Facility
Ranking	■ Equivalent to existing Senior Unsecured Notes
Optional Redemption	■ Non-call for first 3 years ■ Callable in year 4 for 104% ■ Callable in year 5 for 100%
Change in Control	■ Standard CIC put at 101
Other

■ Standard debt and lien incurrence limitations, usual and customary covenants and voting thresholds for similar unsecured notes (2)

■ Covenants to prevent effective and structural priming (2)

■ No financial covenants

■ Shall be rated and DTC issued

(1)	Bullet maturity, no amortization
(2)	Common terms shall be limited to levels set forth in Exit Facility

EXHIBIT I

New Unsecured Notes Term Sheet

Exhibit I to Restructuring Support Agreement

Summary Term Sheet for New Convertible Preferred Stock
Amount	■ Initial Liquidation Preference of $55mm ($50.0mm of new money proceeds plus $5mm on account of Backstop Fee)
Ranking	■ Senior to all existing and future equity securities of the Company (including with respect to dividend rights, redemption rights, and rights upon liquidation / wind up / dissolution)
Dividends

■ 10% per annum (if cash) / 15% per annum (if PIK) (1)

■ Limited to PIK (which amount shall be added to the Liquidation Preference) unless Net Debt / LTM EBITDAX is < 1.50x (2)

■ Cumulative and compounded quarterly

Conversion

■ Convertible into Common Shares at any time at holder’s option; no mandatory conversion

■ Common Shares issued upon conversion shall be equal to (i) the Liquidation Preference (at the time of conversion) plus any accrued and unpaid dividends (at the time of conversion) (the “Liquidation Value”) divided by (ii) the Conversion Price

Conversion Price	■ The Conversion Price shall be established based on (i) a 30.0% discount to Plan Equity Value (calculated on a post-money basis) and (ii) a fully-diluted share count (including all shares related to MIP, Warrants, or otherwise reserved)
Redemption

■ Redeemable (in full) in cash by the Company concurrently with, or subsequent to, the repayment / refinancing / retirement of the Exit Facility, at the Redemption Price

■ Subject to the right of each holder to convert, prior to such redemption, its Convertible Preferred into Common Shares

■ Mandatorily redeemable (in full) in cash by the Company at the Redemption Price in the event of a change of control, sale of substantially all assets, and other standard ‘put triggers’

Redemption Price (3)

■ Any redemption shall be made at a price equal to the greater of (i) the aggregate value of the Convertible Preferred Stock on an ‘as-converted’ basis at the time of such redemption or (ii):

■ If redeemed within 3 years: Liquidation Value + sum of remaining dividends through the 3rd anniversary (assuming all PIK)

■ If redeemed after 3 years: Liquidation Value

Other

■ Backstopped by AHG, 10.0% Backstop Fee if Rights Offering is consummated (payable in Convertible Preferred Stock)

■ 10% break-up fee, payable in cash

■ Voting on an ‘as-converted’ basis

■ Conversion price adjusted for standard anti-dilution protections

■ Other standard protections and rights

■ DTC issued, freely tradeable (4)

(1)	To include provision that dividends will be equal to the greater of (i) the stated rates (10% / 15%) or (ii) Common dividends on an ‘as converted’ basis (if applicable)
(2)	Ability to pay cash dividends subject to the terms of the Exit Facility; if such terms preclude the Company’s ability to pay cash dividends (where otherwise required), the Company shall pay the PIK dividend (at 15%), and failure to pay the cash dividend would not give rise to any remedies
(3)	Implies minimum Redemption Price of ~ $86mm (assuming all dividends paid in PIK prior to redemption); identical ‘greater of’ concept applicable upon liquidation as well
(4)	Freely tradeable to the extent section 1145 of the Bankruptcy Code is applicable, and if not, the securities will be issued pursuant to another available securities exemption.

EXHIBIT J

Form of Transfer Agreement

The undersigned (“Transferee”) hereby acknowledges that it has read and understands the Restructuring Support Agreement, dated as of __________, 2020 (as amended, supplemented, or otherwise modified from time to time, the “Agreement”),4 by and among Gulfport Energy Corporation and its Affiliates and subsidiaries bound thereto and the Consenting Stakeholders, including the transferor to the Transferee of any Company Claims (each such transferor, a “Transferor”), and agrees to be bound by the terms and conditions thereof to the extent the Transferor was thereby bound, and shall be deemed a “Consenting Stakeholder” and a [“Consenting RBL Lender”] [“Consenting Noteholder”] under the terms of the Agreement.

The Transferee specifically agrees to be bound by the terms and conditions of the Agreement and makes all representations and warranties contained therein as of the date of the Transfer, including the agreement to be bound by the vote of the Transferor if such vote was cast before the effectiveness of the Transfer discussed herein.

Date Executed:

Name:
Title:
Address:
E-mail address(es):

Aggregate Amounts Beneficially Owned or Managed on Account of:
2023 Notes
2024 Notes
2025 Notes
2026 Notes
RBL Loans
Interests

[4]	Capitalized terms used but not otherwise defined herein shall having the meaning ascribed to such terms in the Agreement.

Exhibit J to Restructuring Support Agreement

EXHIBIT C

Financial Projections

C-1

Financial Projections

I.	Introduction

For purposes of demonstrating feasibility of the Plan,1 the Debtors have prepared the forecasted, post-reorganized, consolidated balance sheet, income statement, and statement of cash flows (the “Financial Projections” or the “Projections”) of the Reorganized Debtors for the annual periods ending December 31, 2021 (fiscal year 2021) through December 31, 2025 (fiscal year 2025) (the “Projection Period”). The Financial Projections were prepared based on assumptions made by the Debtors, in consultation with their advisors, as to the future performance of the Reorganized Debtors, and reflect the Debtors’ judgment and expectations regarding their future operations and financial position.

The Financial Projections are subject to inherent risks and uncertainties, most of which are difficult to predict and many of which are beyond the Debtors’ control, including the development, production, gathering, and sale of oil, natural gas, and natural gas liquids (“NGLs”). Factors that may cause actual results to differ from expected results include, but are not limited to:

(i)	fluctuations in oil and natural gas prices and the Reorganized Debtors’ ability to hedge against adverse commodity pricing changes;

(ii)	the uncertainty inherent in estimating reserves, future net revenues, and associated discounted future cash flows;

(iii)	the timing and amount of future production of oil and natural gas;

(iv)	changes in the availability and cost of capital;

(v)	changes in the Reorganized Debtors’ business strategy;

(vi)	environmental, drilling, and other operating risks, including liability claims as a result of oil and natural gas operations;

(vii)	changes in proved and unproved drilling locations and the ability to continue oil and natural gas development activities at economically attractive costs;

(viii)	changes in future capital costs and operating expenses, including gathering, transportation, lease operating costs, production and ad valorem taxes, personnel costs, and other corporate and general and administrative costs; and

(ix)	the effects of existing and future laws and governmental regulations, including environmental, hydraulic fracturing, and climate change regulation.

[1]	Capitalized terms not otherwise defined herein shall have the meanings ascribed in the Plan.

Should one or more of the risks or uncertainties referenced above occur, or should any of the underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in the Financial Projections. Further, new factors could cause actual results to differ materially from those described in the Financial Projections, and it is not possible to predict all such factors, or the extent to which any such factor or combination of factors may cause actual results to differ from those contained in the Financial Projections. Accordingly, the Debtors do not anticipate that they will, and disclaim any obligation to, furnish updated projections or forecasts in the future.

II.	Accounting Policies and Disclaimer

THESE FINANCIAL PROJECTIONS WERE NOT PREPARED WITH A VIEW TOWARD COMPLIANCE WITH PUBLISHED GUIDELINES OF THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS FOR PREPARATION AND PRESENTATION OF PROSPECTIVE FINANCIAL INFORMATION. THE FINANCIAL PROJECTIONS DO NOT REFLECT THE FORMAL IMPLEMENTATION OF REORGANIZATION ACCOUNTING PURSUANT TO FINANCIAL ACCOUNTING STANDARDS BOARD ACCOUNTING STANDARDS CODIFICATION TOPIC 852, REORGANIZATIONS (“ASC 852”). OVERALL, THE IMPLEMENTATION OF ASC 852 IS NOT ANTICIPATED TO HAVE A MATERIAL IMPACT ON THE UNDERLYING ECONOMICS OF THE PLAN. THE FINANCIAL PROJECTIONS HAVE NOT BEEN AUDITED OR REVIEWED BY A REGISTERED INDEPENDENT ACCOUNTING FIRM.

ALTHOUGH THE DEBTORS HAVE PREPARED THE PROJECTIONS IN GOOD FAITH AND BELIEVE THE ASSUMPTIONS TO BE REASONABLE, THE DEBTORS AND THE REORGANIZED DEBTORS CAN PROVIDE NO ASSURANCE THAT SUCH ASSUMPTIONS WILL BE REALIZED. THE FINANCIAL PROJECTIONS ARE NOT, AND MUST NOT BE VIEWED AS, A REPRESENTATION OF FACT, PREDICTION, OR GUARANTY OF THE DEBTORS’ FUTURE PERFORMANCE. AS DESCRIBED IN DETAIL IN THE DISCLOSURE STATEMENT, A VARIETY OF RISK FACTORS COULD AFFECT THE REORGANIZED DEBTORS’ FINANCIAL RESULTS AND MUST BE CONSIDERED. ACCORDINGLY, ANY REVIEW OF THE PROJECTIONS SHOULD TAKE INTO ACCOUNT THE RISK FACTORS SET FORTH IN THE DISCLOSURE STATEMENT AND THE ASSUMPTIONS DESCRIBED HEREIN, INCLUDING ALL RELEVANT QUALIFICATIONS AND FOOTNOTES.

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MOREOVER, THE PROJECTIONS CONTAIN CERTAIN STATEMENTS THAT ARE “FORWARD-LOOKING STATEMENTS” WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THESE STATEMENTS ARE SUBJECT TO A NUMBER OF ASSUMPTIONS, RISKS, AND UNCERTAINTIES, MANY OF WHICH ARE BEYOND THE CONTROL OF THE DEBTORS, INCLUDING THE IMPLEMENTATION OF THE PLAN, THE CONTINUING AVAILABILITY OF SUFFICIENT BORROWING CAPACITY OR OTHER FINANCING TO FUND OPERATIONS, EXISTING AND FUTURE GOVERNMENTAL REGULATIONS AND ACTIONS OF GOVERNMENTAL BODIES, INDUSTRY-SPECIFIC RISK FACTORS, AND OTHER MARKET AND COMPETITIVE CONDITIONS, INCLUDING WITHOUT LIMITATION THOSE SET FORTH HEREIN. HOLDERS OF CLAIMS AND INTERESTS ARE CAUTIONED THAT THE FORWARD-LOOKING STATEMENTS ARE AS OF THE DATE MADE AND ARE NOT GUARANTEES OF FUTURE PERFORMANCE. ACTUAL RESULTS OR DEVELOPMENTS MAY DIFFER MATERIALLY FROM THE EXPECTATIONS EXPRESSED OR IMPLIED IN THE FORWARD-LOOKING STATEMENTS, AND THE DEBTORS UNDERTAKE NO OBLIGATION TO UPDATE ANY SUCH STATEMENTS. THE PROJECTIONS, WHILE PRESENTED WITH NUMERICAL SPECIFICITY, ARE NECESSARILY BASED ON A VARIETY OF ESTIMATES AND ASSUMPTIONS WHICH, THOUGH CONSIDERED REASONABLE BY THE DEBTORS, MAY NOT BE REALIZED AND ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC, INDUSTRY, REGULATORY, LEGAL, MARKET, AND FINANCIAL UNCERTAINTIES AND CONTINGENCIES, MANY OF WHICH ARE BEYOND THE REORGANIZED DEBTORS’ CONTROL. THE DEBTORS CAUTION THAT NO REPRESENTATIONS CAN BE MADE OR ARE MADE AS TO THE ACCURACY OF THE PROJECTIONS OR TO THE REORGANIZED DEBTORS’ ABILITY TO ACHIEVE THE PROJECTED RESULTS. SOME ASSUMPTIONS INEVITABLY WILL BE INCORRECT. MOREOVER, EVENTS AND CIRCUMSTANCES OCCURRING SUBSEQUENT TO THE DATE ON WHICH THE DEBTORS PREPARED THESE PROJECTIONS MAY BE DIFFERENT FROM THOSE ASSUMED, OR, ALTERNATIVELY, MAY HAVE BEEN UNANTICIPATED, AND THUS THE OCCURRENCE OF THESE EVENTS MAY AFFECT FINANCIAL RESULTS IN A MATERIALLY ADVERSE OR MATERIALLY BENEFICIAL MANNER. EXCEPT AS OTHERWISE PROVIDED IN THE PLAN OR THIS DISCLOSURE STATEMENT, THE DEBTORS AND REORGANIZED DEBTORS, AS APPLICABLE, DO NOT INTEND TO, AND UNDERTAKE NO OBLIGATION TO, UPDATE OR OTHERWISE REVISE THE PROJECTIONS TO REFLECT EVENTS OR CIRCUMSTANCES EXISTING OR ARISING AFTER THE DATE HEREOF OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS. THEREFORE, THE PROJECTIONS MAY NOT BE RELIED UPON AS A GUARANTEE OR OTHER ASSURANCE OF THE ACTUAL RESULTS THAT WILL OCCUR. IN DECIDING WHETHER TO VOTE TO ACCEPT OR REJECT THE PLAN, HOLDERS OF CLAIMS MUST MAKE THEIR OWN DETERMINATIONS AS TO THE REASONABLENESS OF SUCH ASSUMPTIONS AND THE RELIABILITY OF THE PROJECTIONS AND SHOULD CONSULT WITH THEIR OWN ADVISORS.

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III.	General Assumptions

A.	Overview

The Debtors are one of the largest natural gas producers in the United States with operations focused in two key operating areas: the Utica formation in eastern Ohio (the “Utica”) and the Woodford and Springer formations in the South Central Oklahoma Oil Province (the “SCOOP”).

B.	Methodology

The Debtors have developed a five-year business plan for the Projection Period based on forecasted production estimates of the Debtors’ oil, natural gas, and NGL reserves, estimated commodity pricing, historical operating and production performance, estimated future incurred operating expenses, capital expenditures, and general and administrative expenses. Key personnel from each of the Debtors’ operating areas and across various functions provided input in the development of the Projections. The opening April 30, 2021 balance sheet was prepared utilizing the October 31, 2020 trial balance and the projected bankruptcy operation revenues, expenses, and cash flows through the assumed Effective Date of the Plan, April 30, 2021 (the “Emergence Date”). Actual balances may vary from those reflected in the opening balance sheet due to variances in projections and potential changes in cash needed to consummate the Plan. The reorganized pro forma balance sheets for the Projection Period contain certain pro forma adjustments as a result of consummation of the Plan.

C.	Plan Consummation & Future Firm Transport Agreements

The Financial Projections include projected financial statements for fiscal year 2021 through fiscal year 2025 assuming an Emergence Date of April 30, 2021. Based on the conditions precedent of the RSA, the Debtors have filed motions to reject a variety of firm transportation (“FT”) contracts and heavily negotiated modifications to other FT contracts to “right size” the Debtors’ future firm transport agreements. The Financial Projections assume that the Debtors (a) enter into a new FT contract with Midship Pipeline Company, LLC pursuant to the settlement agreement entered by the parties on December 11, 2020 [Docket No. 442, Ex. A] and (b) satisfy the conditions precedent in the Restructuring Support Agreement for the reduction of other FT volumes and FT costs.

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IV.	Assumptions with Respect to the Projected Income Statement

A.	Production

Forecasted oil, natural gas, and NGL production volumes for operated production are based on production estimates by the Debtors’ management team and contemplate forecasted future commodity prices and anticipated capital spending levels. Forecasted volumes for non-operated production are based on anticipated development plans of outside operators obtained through active dialogue with those operators and historical non-op activity levels.

B.	Commodity Pricing

The Debtors’ revenues are sensitive to changes in the prices received for oil, natural gas, and NGL production. The Debtors primarily sell natural gas and NGLs at prevailing market prices, which may be volatile and subject to numerous factors that are outside of the Reorganized Debtors’ control. Commodity pricing used in these projections is based on New York Mercantile Exchange (“NYMEX”) strip pricing for crude oil and natural gas, and NGL pricing is based on a discount to the price of crude oil consistent with historical pricing. The Projections assume NYMEX futures strip pricing as of December 28, 2020 for crude oil and natural gas as shown in the chart below:

Strip Pricing Assumptions

Calendar Year	2021	2022	2023	2024	2025
Brent Oil ($/bbl)	$47.63	$46.36	$45.48	$44.99	$44.73
NYMEX Gas ($/mmcf)	$2.50	$2.52	$2.43	$2.43	$2.47

Realized Pricing Assumptions

Calendar Year	2021	2022	2023	2024	2025
Utica Realized Oil & Condensate Price ($/bbl)	$38.82	$37.54	$36.65	$36.14	$35.89
Scoop Realized Oil & Condensate Price ($/bbl)	44.20	42.97	42.06	41.57	41.73

Utica Realized NGL Price ($/bbl)	$20.65	$18.54	$18.31	$17.92	$17.76
Scoop Realized NGL Price ($/bbl)	17.72	16.27	15.61	15.62	15.71

Utica Realized Gas Price ($/mmcf)	$2.31	$2.36	$2.22	$2.23	$2.27
Scoop Realized Gas Price ($/mmcf)	2.38	2.37	2.28	2.31	2.34

Assumptions regarding realized pricing for crude oil,natural gas,and NGLs (i.e., “differentials”) versus NYMEX pricing are based on historical and forecasted gathering and processing rates in addition to expected pricing at the various in-basin and downstream markets in which the Company sells its natural gas.

5

C.	Revenues

Revenues are derived from the sale of the consolidated Reorganized Debtors’ share of crude oil, natural gas, and NGL production primarily from owned and operated working interests located in the Utica and SCOOP plays in addition to ownership interests in non-operated wells.

The proposed Exit Facility requires the Reorganized Debtors to enter into new swaps by specified milestone dates such that the Company has hedges in place covering at least 80% of projected production from proved developed producing (“PDP”) reserves for calendar year 2021 and 60% of projected production from PDP reserves for calendar year 2022. The Debtors have historically used a combination of over-the-counter fixed price swaps, costless collars, and basis swaps to hedge a portion of anticipated production levels. The costs of the proposed hedging requirements of the Exit Facility are not anticipated to have a material impact on the Financial Projections.

D.	Lease Operating Expenses

Lease operating expenses (“LOE”) and workover expenses are based on historical levels and management estimates of future expectations. LOE includes, among other expenses, labor and overhead, ad valorem taxes, repairs and maintenance, power and fuel, chemicals, workovers, and other operating costs.

E.	Production Taxes

Production taxes are forecasted at the well level based on tax rates and assessments applicable in the jurisdiction of production and are derived partially by the Debtors’ estimates of production volumes and projected realized commodity pricing.

F.	Gathering, Processing and Firm Transport Expenses

Gathering, processing, and firm transport expenses are based on recent historical rates in addition to marketing, gathering, and transportation contracts in place or expected to be in place upon exit from bankruptcy with various third-party purchasers or midstream pipeline companies.

G.	General and Administrative

General and administrative costs (“G&A”) are primarily comprised of personnel costs, information technology expenses, legal expense, rent, insurance, non-cash stock-based compensation, and other corporate overhead costs necessary to manage operations. Projected G&A is based on historical G&A and the Debtors’ estimates using projected headcount costs by department.

6

H.	Income Taxes

The income taxes have been projected utilizing the Debtors’ forecasted income statement, estimated net operating loss carryforward, tax credit, and section 163(j) disallowed interest carryforward balances on the Emergence Date, and forecasted tax depreciation, depletion, and amortization, taking into account the impacts of cancellation of debt income.

While the Debtors have not elected a specific tax treatment application of section 382(l)(5) and 382(l)(6) at this time, the Debtors are conservatively forecasting to be a cash tax payer under section 382(l)(6) of the Internal Revenue Code. Based on the Plan’s financial projections presented herein, the Debtors are forecasting to pay a total of $76 million in cash taxes through the five year Projection Period.

Cash Tax Assumptions

$ in Millions, unless otherwise noted
Calendar Year	2021	2022	2023	2024	2025
(l)(5) Cash Taxes	$-	$-	$-	$1	$5
(l)(6) Cash Taxes	12	-	11	23	30

I.	Interest Expense

Interest expense is comprised of interest on the Exit Facility, the secured loan on the Debtors’ headquarters building, and the New Unsecured Notes. Interest expense also includes dividends on Preferred Stock. Interest expense on the Exit Facility is estimated based on anticipated funding requirements given the Debtors’ business plan and pricing under the Exit Facility commitment.

7

Income Statement

	Forecasted
$ in Millions, unless otherwise noted	2021	2022	2023	2024	2025
Net Revenues
Oil and condensate sales	$61	$49	$39	$40	$34
Natural gas liquid sales	60	53	49	51	51
Natural gas sales	722	742	774	764	772
Net (loss) gain on derivatives	49	0	-	-	-
Non-operating sales	74	67	62	58	61
Total Revenues	$965	$912	$924	$913	$918

Net Operating Expenses
Lease operating expense	$57	$59	$66	$68	$69
Production taxes	20	20	21	21	21
Gathering and processing expenses	220	226	244	233	241
Firm transportation expenses	111	111	106	95	88
General & administrative expenses	45	43	44	45	45
Depreciation, depletion, & amortization	153	149	160	157	155
Total Operating Expenses	$606	$608	$640	$619	$619

Operating Income	$359	$304	$284	$295	$299

Other Income (Expense)
Interest expense, net	$(51)	$(66)	$(66)	$(66)	$(67)
Other non-operating income (expense)	(105)	(1)	(1)	(1)	(1)

Income Before Income Taxes	$202	$237	$217	$227	$231

Income taxes	(12)	-	(11)	(23)	(30)
Net Income	$190	$237	$206	$205	$201

8

V.	Assumptions with Respect to the Projected Balance Sheet[2] and Projected Statement of Cash Flows

A.	Working Capital

The Projections contemplate the timing of forecasted receivables, payables, and cash payment of operating expenses and capital expenditures that are generally consistent with the timing of the Debtors’ historical cash management cycle.

B.	Capital Expenditures

Projections for capital expenditures are based on estimates by the Debtors’ management team and historical capital costs and contemplate anticipated future development activity. These Projections reflect the Company’s current capital expenditures plan and are subject to change based on pricing, general economic conditions, and continued evaluation of opportunities by the management team. Development and non-development capital expenditures include capital associated with drilling and completing new producing wells, building production facilities, recompleting wells to new zones, implementing improved recovery systems, constructing select midstream infrastructure, improving operational efficiency and safety, and capitalized maintenance expenditures.

C.	Exit Financing

The Financial Projections assume a post-emergence capital structure consisting of:

i.	New Unsecured Notes totaling $550 million;

ii.	A $580 million Exit Facility, composed of a $180 million senior secured term loan facility and a $400 million revolving credit facility. The term loan is assumed to have an interest rate equal to LIBOR (subject to 1.0% floor) plus 4.5%, and is assumed to amortize ratably over a three year period (i.e. $60 million amortization annually);

iii.	$55 million of New Preferred Stock ($50 million of new money proceeds plus $5 million backstop fee paid in New Preferred Stock) which accrues at a 10% cash dividend rate if Net Leverage <1.50x, otherwise 15% PIK dividend rate with a Conversion Price based on a 30% discount to Plan Equity Value (calculated on a post-money basis).

The Debtors project pro forma liquidity of approximately $101 million on the Emergence Date.

[2]	The pro forma balance sheet assumes an enterprise value of approximately $1,700 million for purposes of determining the fair value of the Debtors’ assets on the Emergence Date.

9

Opening Balance Sheet

	Pre-Emergence	Transaction	Post-Emergence
$ in Millions, unless otherwise noted	30-Apr-21	Adjustments	30-Apr-21
Assets
Current Assets
Cash & Cash Equivalents	$123	$(102)	$21
Accounts receivable—oil and natural gas sales	90	-	90
Prepaid expenses and other current assets	35	-	35
Short-term derivative instruments	6	13	19
Total Current Assets	253	(89)	164

PP&E
Oil and natural gas properties	$10,946	$(9,492)	$1,454
Other property and equipment	97	(49)	48
Accumulated DD&A and Impairment	(8,901)	8,901	-
PP&E, net	2,142	(640)	1,502

Other Assets
Equity Investments	17	-	17
Long-term derivative instruments	1	-	1
Other Assets	40	(3)	37
Total Assets	$2,453	$(732)	$1,721

Liabilities
Current Liabilities
Accounts Payable and Accrued Liabilities	$246	$(43)	$203
Short-term derivative instruments	16	(16)	-
Current portion of operating lease liabilities	1	-	1
Cash Taxes Payable	1	-	1
Total Current Liabilities	$264	$(59)	$206

Non Current Liabilities
Long-Term Debt	$566	$445	$1,011
Uncertain tax position liability	3	-	3
Long-Term Derivative Instruments	64	(64)	-
Asset retirement obligation	63	-	63
Non-current operating lease liabilities	0	-	0
Total Liabilities	$961	$322	$1,283

Liabilities Subject to Compromise	1,874	(1,874)	-

Preferred stock	-	55	55
Common stock	2	(2)	-
Paid-in capital	4,213	(4,213)	-
Accumulated other comprehensive loss	(51)	51	-
Retained earnings	(4,545)	4,928	383
Total Stockholders’ Equity	(382)	820	438
Total Liabilities And Stockholders’ Equity	$2,453	$(732)	$1,721

10

Balance Sheet

	Forecasted
$ in Millions, unless otherwise noted	2021	2022	2023	2024	2025
Assets
Current Assets
Cash & cash equivalents	$7	$7	$7	$7	$7
Accounts receivable	105	107	109	107	101
Other current assets	56	50	50	50	50
Total Current Assets	168	164	166	164	158
Non Current Assets
Property & equipment, net	$1,585	$1,756	$1,918	$2,130	$2,303
Equity investments	17	17	17	17	17
Other assets	37	35	32	30	28
Total Assets	$1,806	$1,972	$2,133	$2,340	$2,506

Liabilities
Current Liabilities
Accounts payable and accrued liabilities	$205	$203	$212	$230	$230
Other current liabilities	1	1	1	1	1
Total Current Liabilities	$206	$205	$213	$231	$231

Non Current Liabilities
Long-term debt	$912	$831	$766	$736	$685
Uncertain tax position liability	3	3	3	3	3
Other non-current liabilities	63	63	63	63	63
Total Liabilities	$1,185	$1,103	$1,045	$1,034	$982

Preferred stock	$55	$63	$73	$84	$96
Common stock	4	9	14	20	26
Retained earnings	562	797	1,000	1,202	1,402
Total Stockholders’ Equity	621	869	1,088	1,306	1,524
Total Liabilities And Stockholders’ Equity	$1,806	$1,972	$2,133	$2,340	$2,506

11

Cash Flow Statement

	Forecasted
$ in Millions, unless otherwise noted	2021	2022	2023	2024	2025
Operating Activities
Net Income (Loss)	$190	$237	$206	$205	$201
Depletion, depreciation and amortization	153	149	160	157	155
Amortization of Deferred Financing Costs	1	1	1	1	1
G&A - non-cash	5	5	5	6	6
Other non-cash items	18	8	9	11	13
Change in asset and liabilities
Accounts receivables	10	(2)	(2)	2	5
Interest payable	7	-	-	-	-
Accounts payable & other liabilities	(147)	4	8	18	0
Cash Flow from Operating Activities	$237	$402	$389	$399	$381

Investing Activities
Capital investments	$(283)	$(299)	$(300)	$(346)	$(306)
Capitalized cash G&A	(21)	(20)	(21)	(21)	(22)
Capitalized interest	(1)	(1)	(1)	(1)	(1)
Cash Flow from Investing Activities	$(305)	$(320)	$(322)	$(368)	$(329)

Financing Activities
Proceeds from debt issuance	$730	$-	$-	$-	$-
Cash used for debt repayments	(1,817)	(60)	(60)	(30)	(0)
Issuance of common stock	1,292	-	-	-	-
Revolver draw / (repayment)	(137)	(22)	(6)	0	(52)
Cash Flow from Financing Activities	$67	$(82)	$(67)	$(30)	$(53)

Net Cash Flow	$-	$-	$-	$-	$-

12

EXHIBIT D

Valuation Analysis

D-1

Valuation Analysis

January 12, 2021

Solely for purposes of the Plan and this Disclosure Statement, Perella Weinberg Partners LP and Tudor Pickering Holt & Co Advisors LP (“TPH”), as investment bankers to the Debtors, have estimated a range of total enterprise value (the “Enterprise Value”) and implied equity value (the “Equity Value”) of the Reorganized Debtors on a going concern basis and pro forma for the transactions contemplated by the Plan.

For purposes of the Plan, the estimated range of the Enterprise Value of the Reorganized Debtors was determined to be approximately $1.3 billion to $1.9 billion, with a mathematical midpoint of $1.6 billion, as of an assumed Effective Date of April 1, 2021. The estimated range of the Enterprise Value represents a valuation of the Reorganized Debtors based on the application of standard valuation techniques, including (a) risked net asset value (“Risked NAV”) analysis, (b) discounted cash flow (“DCF”) analysis, (c) public comparable company (“Comparable Company”) analysis, and (d) precedent transactions (“Precedent Transaction”) analysis. For purposes of this valuation analysis, TPH has assumed that no material changes that would affect estimated value will occur between the date of this valuation analysis and the assumed Effective Date. Neither TPH’s estimated range of the Enterprise Value nor its estimated implied Equity Value constitute an opinion as to fairness, from a financial point of view, of the consideration to be received under the Plan or of the terms and provisions of the Plan. This valuation analysis is based on information as of December 28, 2020 and is based on reserve information, development schedules, and financial information provided to TPH by the Debtors’ management, as well as the Financial Projections discussed in the Disclosure Statement (with the Reorganized Debtors’ Financial Projections based on NYMEX forward pricing as of December 28, 2020). This valuation analysis is based on a number of assumptions, including but not limited to a successful reorganization of the Debtors’ business in a timely manner, the achievement of the Financial Projections (including the impact of rejection / renegotiation of certain existing midstream agreements), access to adequate exit financing, continuity of a qualified management team, and capital market conditions consistent with those that exist as of December 28, 2020.

The following is a brief summary of certain financial analyses performed by TPH to arrive at its estimated range of the Enterprise Value. TPH did not consider any one analysis or factor to the exclusion of any other analyses or factors in determining the estimated range of the Enterprise Value and the implied Equity Value. TPH believes that its analysis and views must be considered as a whole and that selecting portions of its analysis and factors could create a misleading or incomplete view of the processes underlying the preparation of this Valuation Analysis. Reliance on only one of the methodologies used or portions of the analysis performed could create a misleading or incomplete conclusion.

A.	Risked NAV Analysis

The value of the Reorganized Debtors’ proved oil and gas reserves and unproved reserves and unproved acreage were estimated using both pre-tax and post-tax Risked NAV analyses. The Risked NAV analysis calculates the value of the business by calculating the sum of the present value of future cash flows generated by the Reorganized Debtors’ reserves. For the pre-tax risked NAV, various risk-adjusted discount rates are applied to future cash flows from the Reorganized Debtors’ reserve report, determined by reserve category. For the post-tax risked NAV, various risk adjustment factors are applied to the present value (using an estimate of the Reorganized Debtors’ weighted average cost of capital) of future cash flows from the Reorganized Debtors’ reserve report, determined by reserve category. The risk adjustment factors and risk-adjusted discount rates utilized are based on oil and gas exploration and production (“E&P”) industry standard guidance from The Society of Petroleum Evaluation Engineers, 39th Annual Survey of Parameters Used in Property Evaluation dated June 2020. The Enterprise Value of the Reorganized Debtors is then calculated by adjusting the aggregate risk-adjusted cash flows for (i) the present value of future corporate costs and other expenditures, including general and administrative costs, (ii) the public market value of the company’s ownership stake in Mammoth Energy Services, Inc. (NYSE: “TUSK”), (iii) mark-to-market value of hedges and, (iv) in the case of the post-tax risked NAV, the present value of future taxes.

1

Valuation Analysis

January 12, 2021

B.	DCF Analysis

The DCF analysis estimates the value of an asset or business by calculating the present value of expected future cash flows to be generated by that asset or business. The DCF discounts the expected cash flows using an estimate of the company’s weighted average cost of capital. This approach has two components: (i) the present value of the projected unlevered after-tax cash flows for a determined period of time and (ii) the present value of the terminal value of the cash flows. The terminal value represents the portion of the Enterprise Value that lies beyond the time horizon of the available projections. TPH utilized the Reorganized Debtors’ Financial Projections for the DCF analysis. In performing the DCF analysis, TPH made assumptions for the (i) weighted average cost of capital and (ii) the terminal EBITDAX multiple. The Enterprise Value of the Reorganized Debtors is calculated by taking the DCF analysis value and adjusting for (i) the public market value of the company’s ownership interest in Mammoth Energy Services, Inc. (NYSE: “TUSK”) and (ii) the mark-to-market value of hedges.

C.	Comparable Company Analysis

The Comparable Company analysis estimates the value of a company based on a relative comparison with other publicly traded companies with similar geographic location, scale, reserve composition, operating and financial characteristics, and/or other characteristics deemed relevant. Under this methodology, the enterprise value for each selected public company is determined by examining the trading prices for the equity securities of such company in the public markets and adding the outstanding net debt for such company. From such enterprise values, various measures of operating and financial metrics such as production, proved reserves, and EBITDAX can be calculated. TPH observed enterprise value as a multiple of each selected company’s publicly-available consensus projected 2021 and 2022 EBITDAX. The Enterprise Value of the Reorganized Debtors is calculated by applying a range of enterprise value / EBITDAX multiples to the Reorganized Debtors’ Financial Projections. Although the selected companies were compared to the Reorganized Debtors for purposes of this analysis, no entity used in this analysis is identical to the Reorganized Debtors. The selection of public entities for this purpose was based upon characteristics that were deemed relevant based on TPH’s professional judgment.

D.	Precedent Transactions Analysis

The Precedent Transactions analysis estimates the value of a company by examining recent corporate level mergers and acquisitions transactions in the U.S. E&P sector. The selection of precedent transactions for this purpose was based on a variety of other characteristics deemed relevant to the Reorganized Debtors, including size. TPH observed the transaction value as a multiple of each selected transaction’s publicly-available projected forward year one and forward year two EBITDAX (for such transactions where EBITDAX estimates are available). The Enterprise Value of the Reorganized Debtors is calculated by applying a range of transaction value / EBITDAX multiples to the Reorganized Debtors’ Financial Projections. Although the selected transactions were compared to the Reorganized Debtors for purposes of this analysis, no transaction used in this analysis is identical to the Reorganized Debtors. The selection of transactions for this purpose was based upon characteristics that were deemed relevant based on TPH’s professional judgment.

2

Valuation Analysis

January 12, 2021

The summary set forth above does not purport to be a complete description of the analysis performed by TPH. The preparation of an Enterprise Value estimate involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods in the particular circumstances and, therefore, such an estimate is not readily susceptible to summary description. The value of an operating business is subject to uncertainties and contingencies that are difficult to predict and will fluctuate with changes in factors affecting the financial conditions and prospects for such a business. As a result, the estimate of Enterprise Value and Equity Value set forth herein is not necessarily indicative of actual outcomes, which may be significantly more or less favorable than those set herein.

THE ASSUMED RANGE OF THE ENTERPRISE VALUE, AS OF AN ASSUMED EFFECTIVE DATE OF APRIL 1, 2021 REFLECTS WORK PERFORMED BY TPH ON THE BASIS OF INFORMATION IN RESPECT OF THE BUSINESS AND ASSETS OF THE DEBTORS AVAILABLE TO TPH AS OF DECEMBER 28, 2020. IT SHOULD BE UNDERSTOOD THAT, ALTHOUGH SUBSEQUENT DEVELOPMENTS MAY AFFECT TPH’S CONCLUSIONS, TPH DOES NOT HAVE ANY OBLIGATION TO UPDATE, REVISE OR REAFFIRM ITS ESTIMATE.

Based upon the estimated range of the Enterprise Value of the Reorganized Debtors of between $1.3 billion and $1.9 billion and estimated net debt of approximately $1.0 billion as of the Effective Date, the imputed range of Equity Value for the Reorganized Debtors is between approximately $300 million and $900 million, with a mathematical midpoint of $600 million.

TPH DID NOT INDEPENDENTLY VERIFY THE PROJECTIONS IN CONNECTION WITH TPH’S ESTIMATES OF THE ENTERPRISE VALUE AND EQUITY VALUE, AND NO INDEPENDENT VALUATIONS OR APPRAISALS OF ESTIMATES OF THE DEBTORS WERE SOUGHT OR OBTAINED IN CONNECTION HEREWITH. ESTIMATES OF THE ENTERPRISE VALUE AND EQUITY VALUE DO NOT PURPORT TO REFLECT OR CONSTITUTE APPRAISALS OR NECESSARILY REFLECT THE VALUES THAT MAY BE REALIZED IF ASSETS ARE SOLD AS A GOING CONCERN, IN LIQUIDATION, OR OTHERWISE. IN THE CASE OF THE REORGANIZED DEBTORS, THE ESTIMATES OF THE ENTERPRISE VALUE PREPARED BY TPH REPRESENT THE HYPOTHETICAL ENTERPRISE VALUE OF THE REORGANIZED DEBTORS. SUCH ESTIMATES WERE DEVELOPED SOLELY FOR PURPOSES OF THE FORMULATION OF THE PLAN AND THE ANALYSIS OF IMPLIED RELATIVE RECOVERIES TO CREDITORS THEREUNDER. SUCH ESTIMATES REFLECT COMPUTATIONS OF THE RANGE OF THE ESTIMATED ENTERPRISE VALUE OF THE REORGANIZED DEBTORS THROUGH THE APPLICATION OF VARIOUS VALUATION TECHNIQUES AND DO NOT PURPORT TO REFLECT OR CONSTITUTE APPRAISALS, LIQUIDATION VALUES, OR ESTIMATES OF THE ACTUAL MARKET VALUE THAT MAY BE REALIZED THROUGH THE SALE OF ANY SECURITIES TO BE ISSUED PURSUANT TO THE PLAN, WHICH MAY BE SIGNIFICANTLY DIFFERENT THAN THE AMOUNTS SET FORTH HEREIN.

3

Valuation Analysis

January 12, 2021

THE VALUE OF AN OPERATING BUSINESS IS SUBJECT TO NUMEROUS UNCERTAINTIES AND CONTINGENCIES WHICH ARE DIFFICULT TO PREDICT AND WILL FLUCTUATE WITH CHANGES IN FACTORS AFFECTING THE FINANCIAL CONDITION AND PROSPECTS OF SUCH A BUSINESS. AS A RESULT, THE ESTIMATE OF THE RANGE OF THE ENTERPRISE VALUE OF THE REORGANIZED DEBTORS SET FORTH HEREIN IS NOT NECESSARILY INDICATIVE OF ACTUAL OUTCOMES, WHICH MAY BE SIGNIFICANTLY MORE OR LESS FAVORABLE THAN THOSE SET FORTH HEREIN. BECAUSE SUCH ESTIMATES ARE INHERENTLY SUBJECT TO UNCERTAINTIES, NEITHER THE DEBTORS, TPH, NOR ANY OTHER PERSON ASSUMES RESPONSIBILITY FOR THEIR ACCURACY. IN ADDITION, THE VALUATION OF NEWLY ISSUED SECURITIES IS SUBJECT TO ADDITIONAL UNCERTAINTIES AND CONTINGENCIES, ALL OF WHICH ARE DIFFICULT TO PREDICT. ACTUAL MARKET PRICES OF SUCH SECURITIES AT ISSUANCE WILL DEPEND UPON, AMONG OTHER THINGS, PREVAILING INTEREST RATES, CONDITIONS IN THE FINANCIAL AND COMMODITY MARKETS, THE ANTICIPATED INITIAL SECURITIES HOLDINGS OF PREPETITION CREDITORS, SOME OF WHICH MAY PREFER TO LIQUIDATE THEIR INVESTMENT RATHER THAN HOLD IT ON A LONG-TERM BASIS, AND OTHER FACTORS WHICH GENERALLY INFLUENCE THE PRICES OF SECURITIES.

TPH assumed that the Financial Projections were reasonably prepared in good faith and on a basis reflecting the Debtors’ most accurate currently available estimates and judgments as to the future operating and financial performance of the Reorganized Debtors. The estimated Enterprise Value and Equity Value ranges assume that the actual performance of the Reorganized Debtors will correspond to the Financial Projections in all material respects. If the business performs at levels below or above those set forth in the Financial Projections, such performance may have a materially negative or positive impact, respectively, on Enterprise Value and Equity Value. In estimating the Enterprise Value, TPH: (a) reviewed certain historical financial information of the Debtors for recent years and interim periods; (b) reviewed certain internal financial and operating data of the Debtors, including the Financial Projections; (c) discussed the Debtors’ operations and future prospects with the Debtors’ senior management team; (d) reviewed certain publicly available operational and financial data for, and considered the market value and transaction value of, public companies and precedent transactions that TPH deemed generally relevant in analyzing the value of the Reorganized Debtors; (e) considered certain economic and industry information relevant to the operating businesses; and (f) conducted such other studies, analyses, inquiries, and investigations as it deemed appropriate. TPH assumed and relied on the accuracy and completeness of all financial and other information furnished to it by the Debtors’ management as well as publicly available information. The estimated ranges of Enterprise Value and Equity Value do not constitute a recommendation to any Holder of Allowed Claims or Interests as to how such person should vote or otherwise act with respect to the Plan. TPH has not been asked to and does not express any view as to what the trading value of the Reorganized Debtors’ securities would be on issuance or at any time.

THE ESTIMATES OF THE ENTERPRISE VALUE AND EQUITY VALUE DETERMINED BY TPH REPRESENT ESTIMATED ENTERPRISE VALUES AND DO NOT REFLECT VALUES THAT COULD BE ATTAINABLE IN PUBLIC OR PRIVATE MARKETS. THE IMPUTED ESTIMATE OF THE RANGE OF THE REORGANIZATION EQUITY VALUE OF THE REORGANIZED DEBTORS ASCRIBED IN THE ANALYSIS DOES NOT PURPORT TO BE AN ESTIMATE OF THE POST-REORGANIZATION MARKET TRADING VALUE. ANY SUCH TRADING VALUE MAY BE MATERIALLY DIFFERENT FROM THE IMPUTED ESTIMATE OF THE REORGANIZATION EQUITY VALUE RANGE FOR THE REORGANIZED DEBTORS ASSOCIATED WITH TPH’S VALUATION ANALYSIS. TPH IS ACTING AS INVESTMENT BANKER TO THE COMPANY, AND WILL NOT BE RESPONSIBLE FOR AND WILL NOT PROVIDE ANY TAX, ACCOUNTING, ACTUARIAL, LEGAL OR OTHER SPECIALIST ADVICE.

4

EXHIBIT E

Liquidation Analysis

E-1

Liquidation Analysis

THE DEBTORS MAKE NO REPRESENTATIONS OR WARRANTIES REGARDING THE ACCURACY OF THE ESTIMATES AND ASSUMPTIONS CONTAINED HEREIN, OR A CHAPTER 7 TRUSTEE’S ABILITY TO ACHIEVE FORECASTED RESULTS. IF THE CHAPTER 11 CASES ARE CONVERTED TO A CHAPTER 7 LIQUIDATION, ACTUAL RESULTS COULD VARY MATERIALLY FROM THE ESTIMATES AND PROJECTIONS SET FORTH IN THIS LIQUIDATION ANALYSIS.

1)	Introduction

Gulfport Energy Corporation and its affiliated debtors and debtors-in-possession in these chapter 11 proceedings (collectively, the “Debtors”), with the assistance of their restructuring, legal and financial advisors, have prepared this hypothetical liquidation analysis (this “Liquidation Analysis”) in connection with the Plan1 and Disclosure Statement. This analysis is provided to assist parties-in-interest in evaluating whether the Plan satisfies the requirements of section 1129(a)(7) of the Bankruptcy Code, also referred to as the “best interests of creditors” test. This test requires that each Holder of an impaired Allowed Claim or Interest must either:

i)	accept the Plan; or

ii)	receive or retain value, as of the Effective Date, that is not less than the amount that such Holder would receive if the Debtors were liquidated under chapter 7 of the Bankruptcy Code.

To substantiate these findings, the Bankruptcy Court must:

i)	estimate the cash proceeds (the “Liquidation Proceeds”) a chapter 7 trustee (the “Trustee”) would generate if each Debtor’s Chapter 11 Case was converted to a chapter 7 case on the Effective Date and the assets of such Debtor’s Estate were liquidated;

ii)	determine the distribution (the “Liquidation Distribution”) each Holder of a Claim or Interest would receive from the Liquidation Proceeds under the priority scheme dictated in chapter 7 of the Bankruptcy Code; and

iii)	compare each Holder’s Liquidation Distribution to the distribution that such Holder would receive under the Plan if the Plan were confirmed and consummated.

Accordingly, asset values discussed herein may be different than amounts referred to in the Plan.

2)	Process and Assumption Overview

This Liquidation Analysis was prepared by the Debtors, with the assistance of their restructuring, legal, and financial advisors, and assumes that the Debtors would be liquidated in jointly administered chapter 7 cases but on a nonconsolidated basis. The analysis has been prepared assuming that the Debtors’ Chapter 11 Cases are converted to chapter 7 cases on or about May 1, 2021 (the “Conversion Date”). The Debtors have assumed that the liquidation would occur over an approximately six-month wind-down period to sell substantially all of the Debtors’ assets, monetize and collect receivables and other assets on the pro forma balance sheet, and administer and wind down the Debtors’ Estates (the date after such six-month wind-down period, the “Liquidation Date”). Except as otherwise noted, this Liquidation Analysis is based on the Debtors’ forecasted unaudited pro forma, consolidated balance sheets as of April 30, 2021, which values are assumed to be representative of the Debtors’ assets and liabilities as of the Conversion Date. Any projected balance sheet amounts presented in this Liquidation Analysis are intended to be a proxy for actual balances on the Liquidation Date. In addition, this Liquidation Analysis incorporates certain adjustments to account for the effects of the chapter 7 liquidation process, including post-conversion operating cash flow, costs of winding down the Debtors’ Estates, employee-related costs, and professional and Trustee fees.

1	Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Joint Plan of Reorganization of Gulfport Energy Corporation and Its Debtor Subsidiaries (the “Plan”), filed contemporaneously herewith.

1

It is assumed that, on the Conversion Date, the Bankruptcy Court would appoint a Trustee who would sell the assets of the Debtors’ Estates and distribute the cash proceeds, net of liquidation related costs and expenses, to creditors in accordance with the Bankruptcy Code and applicable non-bankruptcy law. To maximize recovery in an expedited process, the Trustee’s initial step would be to develop a liquidation plan to generate proceeds from the sale of the Debtors’ assets for distribution to creditors. It is assumed the appointed Trustee will retain attorneys and other advisors.

This analysis assumes a six-month wind-down period following the Conversion Date to allow the Trustee a reasonable amount of time to consummate a sale or sales of the assets. Assets are assumed to be marketed on an accelerated timeline with all asset sales contemplated to occur within the six-month wind-down period. Asset values in the liquidation process are assumed to be driven by, among other things:

●	the accelerated time frame in which the assets are marketed and sold;

●	the potential loss of key personnel;

●	current forward strip commodity prices;

●	negative customer and vendor reactions; and

●	the general forced nature of the sale.

The cessation of business in a liquidation is likely to trigger certain claims that otherwise would not exist under a chapter 11 plan of reorganization. These claims include, among others, employee claims (such as severance claims or claims arising under the Worker Adjustment and Retraining Act of 1988), new bonding or letters of credit for plugging and abandonment liabilities, litigation claims, and damages arising from the rejection of certain Executory Contracts and Unexpired Leases that are not assumed by a purchaser. Such claims may be material, and certain claims may be entitled to administrative or priority payment status. Any such priority or administrative claims would be paid in full from the Liquidation Proceeds before proceeds would be made available to Holders of General Unsecured Claims.

No recovery or related litigation costs have been attributed to any potential avoidance actions under the Bankruptcy Code, including potential preference or fraudulent transfer actions due to, among other issues, the cost of such litigation, the uncertainty of the outcome, and anticipated disputes regarding these matters. Additionally, this Liquidation Analysis does not include estimates for federal, state, or other local tax consequences that may be triggered upon the liquidation and sale of assets. Such tax consequences may be material.

3)	Distribution of Net Proceeds to Claimants

Any available net Liquidation Proceeds would be allocated to Holders of Claims and Interests in strict priority in accordance with section 726 of the Bankruptcy Code as follows:

●	Liquidation Adjustments - includes estimated fees owed to the U.S. Trustee and Clerk of the Bankruptcy Court, wind-down costs (including Trustee fees) and certain professional/broker fees;

●	DIP Claims - includes estimated DIP Claims and Professional Fee Carve-Out Claims;

●	Other Secured Claims and RBL Claims - includes estimated Other Secured Claims and RBL Claims;

●	Administrative Claims - includes estimated Administrative Claims from the Chapter 11 Cases and Claims entitled to priority under section 507 of the Bankruptcy Code;

●	General Unsecured Claims - includes estimated Notes Claims arising from the Debtors’ unsecured funded debt, prepetition trade claims, contract rejection claims, certain litigation claims, and estimated Intercompany Claims; and

●	Interests - includes Existing Interests in Gulfport Parent and Intercompany Interests.

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The assumed distributions to creditors as reflected in this Liquidation Analysis are estimated in accordance with the absolute priority rule on an entity-by-entity basis, pursuant to which no junior creditor will receive any distribution until all senior creditors of that Debtor entity are paid in full, and no equity holder will receive any distribution until all creditors of that Debtor entity are paid in full.

4)	Conclusion

The determination of proceeds from a hypothetical liquidation as described herein is an uncertain process involving the extensive use of estimates and assumptions, which, while considered reasonable by the Debtors and the Debtors’ advisors, are inherently subject to significant business, economic, and competitive uncertainties and contingencies beyond the control of the Debtors.

This analysis was prepared before the deadline for filing Proofs of Claim against the Debtors’ Estates, and thus the Debtors have not had an opportunity to fully evaluate all potential Claims against the Debtors or to adjudicate such Claims before the Bankruptcy Court. Accordingly, the amount of Allowed Claims against the Debtors’ Estates may differ from the Claim amounts used in this Liquidation Analysis. Additionally, asset values discussed herein may be different than amounts referred to in the Plan, given that the Plan presumes the reorganization of the Debtors’ assets and liabilities under chapter 11 of the Bankruptcy Code. The estimated liquidation recoveries and proceeds waterfall are presented as a summary for each individual Debtor with their estimated recoveries.

As summarized in the table below, the Debtors have determined pursuant to this Liquidation Analysis that upon the Effective Date, the Plan will provide all creditors and equity holders with a recovery (if any) that is not less than what they would otherwise receive pursuant to a liquidation of the Debtors under chapter 7 of the Bankruptcy Code, and thus believe the Plan satisfies the requirement of 1129(a)(7) of the Bankruptcy Code.

Summary of Recoveries - USD $ in millions

			Projected	Projected
		Amount of	Recovery	Recovery of
		Liquidation	Under The	Liquidation
Class	Claims/Equity Interests	Claims	Plan	Claims [1]	Pass/Fail
1	Other Secured Claims	$22	100%	86%	Pass
2	Other Priority Claims	1	100%	91%	Pass
3	RBL Claims	398	100%	100%	Pass
4A	General Unsecured Claims Against Gulfport Parent	658	12%	0%	Pass
4B	General Unsecured Claims Against Gulfport Subsidiaries	1	57%	6%	Pass
5A	Notes Claims Against Gulfport Parent	1,823	0%	0%	Pass
5B	Notes Claims Against Gulfport Subsidiaries	1,823	57%	12%	Pass
6	Intercompany Claims	388	N/A	N/A	Pass
7	Intercompany Interests	N/A	N/A	N/A	Pass
8	Existing Interests in Gulfport Topco	N/A	0%	0%	Pass
9	Section 510(b) Claims	-	0%	0%	Pass

Notes:

1.	Projected recovery of liquidation claims is based on the estimated midpoint recovery

The following table summarizes this Liquidation Analysis for the aggregated Debtor entities. This Liquidation Analysis should be reviewed with the accompanying “Specific Notes to this Liquidation Analysis.”

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		Assets			Estimated Recovery - %			Estimated Liquidation Value
USD $ in Millions	Notes	4/30/2021	Adjustments	Pro Forma	Low	Mid	High	Low	Mid	High
Gross Liquidation Proceeds
Liquidated Balance Sheet
Cash & Cash Equivalents	[A]	$10	$-	$10	100%	100%	100%	$10	$10	$10
Accounts Receivable	[B]	90	-	90	88%	93%	98%	78	83	87
Oil and Gas Properties, Net	[C]	2,316	-	2,316	37%	41%	45%	849	941	1,052
Other Property, Plant, and Equipment, Net	[D]	54	-	54	47%	53%	59%	26	29	32
Other Assets	[E]	98	-	98	35%	40%	46%	34	40	45
Total Assets		$2,568	$-	$2,568	39%	43%	48%	$998	$1,102	$1,226
Intercompany Receivables								12	20	20
Total Assets Including Intercompany Receivables								$1,009	$1,122	$1,255
Chapter 7 Liquidation Adjustments
Wind Down Costs	[F]							$(119)	$(119)	$(119)
Chapter 7 Trustee Fees	[G]							(30)	(33)	(36)
Chapter 7 Professional and Broker Fees	[H]							(28)	(31)	(34)
Total Chapter 7 Liquidation Adjustments								$(177)	$(183)	$(190)
Net Estimated Proceeds from Liquidation Available for Distribution								$832	$939	$1,064

Claims and Recoveries

		Total Estimated Claim			Total Recovery - %			Total Recovery - $
DIP Claims		Low	Mid	High	Low	Mid	High	Low	Mid	High
DIP Claims	[I]	$186	$186	$186	100%	100%	100%	$186	$186	$186
Professional Fee Carve-Out Claims	[I]	14	14	14	100%	100%	100%	14	14	14
Total DIP Claims		$200	$200	$200	100%	100%	100%	$200	$200	$200
Remaining Distributable Value after DIP Claims								$632	$739	$864
Other Secured Claims
Other Secured Claims	[J]	$22	$22	$22	77%	86%	96%	$17	$19	$21
Total Other Secured Claims		$22	$22	$22	77%	86%	96%	$17	$19	$21
Remaining Distributable Value after Other Secured Claims								$616	$720	$843
RBL Claims
RBL Claims	[K]	$398	$398	$398	100%	100%	100%	$398	$398	$398
Total RBL Claims		$398	$398	$398	100%	100%	100%	$398	$398	$398
Remaining Distributable Value after RBL Claims								$217	$321	$445
Administrative Expense Claimsc
Administrative Expense Claims	[L]	$99	$99	$99	80%	88%	99%	$79	$87	$98
Total Administrative Expense Claims		$99	$99	$99	80%	88%	99%	$79	$87	$98
Remaining Distributable Value after Second Lien Claims								$139	$234	$347
Other Priority Claims
Other Priority Claims	[M]	$1	$1	$1	91%	91%	91%	$1	$1	$1
Total Other Priority Claims		$1	$1	$1	91%	91%	91%	$1	$1	$1
Remaining Distributable Value before Unsecured Claims								$138	$233	$346
Unsecured Claims
General Unsecured Claims Against Gulfport Parent [2]	[N]	$658	$658	$658	0%	0%	0%	$-	$-	$-
General Unsecured Claims Against Gulfport Subsidiaries	[O]	1	1	1	3%	6%	9%	0	0	0
Notes Claims Against Gulfport Parent	[P]	1,823	1,823	1,823	-	-	-	-	-	-
Notes Claims Against Gulfport Subsidiaries	[Q]	1,823	1,823	1,823	7%	12%	17%	126	214	318
Total Unsecured Claims		$2,482	$2,482	$2,482	5%	9%	13%	$126	$214	$318
Intercompany Liabilities	[R]	388	388	388	3%	5%	7%	12	20	29
Total Unsecured Claims and Intercompany Liabilities		$2,870	$2,870	$2,870	5%	8%	12%	$138	$233	$346
Remaining Distributable Value after Unsecured Claims								$-	$-	$-
Intercompany Interests and Existing Common Equity Interests
Interco. Interests and Equity Interests	[S]	$-	$-	$-	0%	0%	0%	$-	$-	$-
Total Intercompany Interests and Existing Common Equity Interests		$-	$-	$-	0%	0%	0%	$-	$-	$-
Total Claims (excl. Deficiency Claims) / Total Recovery
		$3,590	$3,590	$3,590	23%	26%	30%	$832	$939	$1,064

2	Includes illustrative estimated midstream contract rejection claim amount, which is subject to change based on the claims adjudication process.

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SPECIFIC NOTES TO THE LIQUIDATION ANALYSIS

Liquidation Proceeds

Gross Liquidation Proceeds

A.	Cash and Cash Equivalents: Cash is a pro forma cash estimate as of the Conversion Date. All projected cash and equivalents on hand are considered to be 100% recoverable.

B.	Accounts Receivable: Includes proceeds from oil and gas production, along with other receivables related to joint interest billing partners and miscellaneous receivables. Accounts receivable is primarily comprised of oil and gas production receipts, which are expected to have a relatively high overall recovery.

The recovery percentage will differ among the different categories of accounts receivable. The two categories include:

●	A/R – Production – Production amounts are assumed to be highly collectible based on counterparty credit quality and payment history. Receipts are related to sale of produced oil, natural gas, and natural gas liquids, typically due within 20 to 30 days of receipt. Outstanding receipts are assumed recoverable at a recovery range of 90% to 100% of net book value.

●	A/R – Other – Other A/R includes joint interest billings and miscellaneous receivables, which have an expected recovery range of 75% to 85% of net book value.

C.	Oil and Gas Properties, Net: This Liquidation Analysis assumes that the Trustee sells or otherwise monetizes the reserves and associated equipment owned by the Debtors, in logical regional or geological packages, or on a piecemeal basis, with sales to buyers during a six-month wind-down period. The estimated values realized for such assets reflect, among other things, the following factors:

●	long-term supply and demand fundamentals for oil and natural gas;

●	projected oil and natural gas prices;

●	production and operating performance for each asset;

●	operating and maintenance costs for each asset; and

●	capital and environmental expenditure requirements.

After a review of the Debtors’ assets, the Debtors and their advisors concluded that the forced sale of these assets in the compressed timeframe during a chapter 7 liquidation would likely result in the Trustee receiving less than “fair value” for the assets. The liquidation value of reserves is stratified based on probability of recovery and consists of proved developed producing, proved developed not-producing, and proved undeveloped reserves in addition to valuing the Debtors’ non-producing acreage. This Liquidation Analysis assumes a net recovery range of 37% to 45% of net book value for such assets.

D.	Other Property, Plant and Equipment, Net: Other property, plant, and equipment (“Other PP&E”) represents buildings, vehicles, an interest in an airplane, office furniture, fixtures, and corporate and production equipment, as well as capitalized interest and leasehold improvements. Liquidated assets have been depreciated according to the Debtors’ accounting policies, and in a liquidation would be expected to be sold at a further discount. As a result, Other PP&E assets are assumed to have a recovery in the range of 47% to 59% of net book value.

E.	Other Assets: Other Assets includes derivative assets, warehouse inventory, prepaid insurance, prepaid service providers, minority interest positions and certain long-term considerations. This Liquidation Analysis assumes a recovery range of 35% to 46% of net book value for such assets.

Chapter 7 Liquidation Adjustments

F.	Wind-Down Costs: The total wind-down costs are estimated to be approximately $119 million, which includes wind-down employee expenses (including estimated salary and retention expense for such employees) and other overhead amounts. In addition, wind-down costs include payments owed to royalty interest owners as property held by the Debtors for a third party (such as funds held on account of a resulting trust), which are not property of the Debtors’ Estates, and accrued and unpaid payroll related obligations existing on the Conversion Date.

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G.	Chapter 7 Trustee Fees: The Debtors assume that Trustee fees are 3% of gross Liquidation Proceeds, excluding cash. Trustee fees would be limited to the fee guidelines set forth in section 326(a) of the Bankruptcy Code.

H.	Chapter 7 Trustee Professional and Broker Fees: The chapter 7 professional fees are estimated to be $28 million – $34 million, including the estimated cost for advisors, attorneys, and other professionals retained by the Trustee. These fees are applied on a pro rata basis across all Debtors based on the estimated Liquidation Proceeds available to each of the Debtors’ Estates. However, this amount may fluctuate based on length and complexity of the wind-down process and may be substantially greater than the amounts assumed in this Liquidation Analysis.

Claims & Recoveries

DIP and Professional Fee Carve-Out Claims

I.	DIP Claims

The DIP Claims are estimated to total approximately $186 million at the Conversion Date. The Claim amount includes the estimated drawn amount of the DIP Facility as of the Conversion Date, the roll-up of RBL Claims into DIP Claims, hedging liabilities and six months of interest for the post Conversion Date wind-down period less excess cash on hand at the Conversion Date.

J.	Professional Fee Carve-Out Claims

●	The DIP Orders grant superpriority status to Allowed Professional Fee Claims incurred prior to a notice of conversion to a chapter 7 liquidation for each professional retained in the Chapter 11 Cases pursuant to sections 327, 328, or 363 of the Bankruptcy Code plus up to $5 million for any Professional Fee Claims incurred after such notice of conversion (collectively, the “DIP Professional Fee Carve-Out Claims”).

●	This Liquidation Analysis assumes approximately $14 million in DIP Professional Fee Carve-Out Claims at the Liquidation Date and that the Liquidation Proceeds would be sufficient to satisfy 100% of the DIP Claims and Professional Fee Carve-Out Claims.

Secured Claims

K.	Other Secured Claims

●	Other Secured Claims in the Liquidation Analysis consist of the secured loan on the Debtors’ headquarters building and assumes that the outstanding balance is approximately $22 million at the Conversion Date, which includes accrued and unpaid interest through the Petition Date. Implied Liquidation Proceeds to claimants are estimated to be between $17 and $21 million, representing 77% to 96% recovery on the Other Secured Claims.

L.	RBL Claims

●	The Liquidation Analysis assumes that the outstanding RBL Claims are approximately $398 million at the Conversion Date. The Claim amount includes approximately $200 million of posted letters of credit that would not be replaced by a purchaser entity in connection with a sale of the Debtors’ assets. Implied Liquidation Proceeds would be sufficient to satisfy 100% of the RBL Claims.

Administrative Expense Claims

M.	Administrative Claims

●	The Debtors estimate that there will be approximately $99 million in Administrative Claims as of the Conversion Date and assume that Administrative Claims will be asserted pro rata among the Debtors based on the April 30, 2021 balance sheet. The Administrative Claims include amounts necessary for the preservation of the Debtors’ Estates incurred after the Petition Date but unpaid at the Conversion Date. Upon the Conversion Date, costs incurred during the chapter 7 proceedings will rank ahead of the Administrative Claims in priority.

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●	The Debtors’ Administrative Claims include amounts owing under JOAs that contain rights of recoupment for the Debtors’ counterparties. These claims consist of:

i.	the Debtors’ postpetition accrued and unpaid third-party vendor payables related to lease operating expenses, capital expenditures, and certain general and administrative expenses;

ii.	the Debtors’ postpetition joint interest billings payables to operators; and

iii.	any recoupment claims asserted against the Debtors under joint interest billing payables.

●	Implied Liquidation Proceeds to claimants are estimated to be between $78 and $98 million, representing 80% to 99% recovery on Administrative Claims.

N.	Other Priority Claims

●	Consists of outstanding pre-petition accrued liabilities for property and severance taxes of $1 million. Implied Liquidation Proceeds to claimants are estimated to be $1 million, representing 91% recovery on Other Priority Claims.

General Unsecured Claims

O.	General Unsecured Claims Against Gulfport Parent

●	Consists of all existing General Unsecured Claims estimated to be asserted against Gulfport Parent. These Claims include rejected executory contracts and unexpired leases where the counterparty is Gulfport Parent, and unpaid and accrued unsecured obligations owed by Gulfport Parent to vendors, litigants, and other parties, and may not be exhaustive of Claims that exist under the Plan or that may arise on account of a liquidation.

●	This Liquidation Analysis assumes that there would be no recovery on account of General Unsecured Claims Against Gulfport Parent.

P.	General Unsecured Claims Against Gulfport Subsidiaries

●	Consists of all existing General Unsecured Claims assumed to be asserted against the Gulfport Subsidiaries. These Claims include unpaid and accrued unsecured obligations owed by a Gulfport Subsidiary to vendors, litigants, and other parties, and may not be exhaustive of Claims that exist under the Plan or that may arise on account of a liquidation.

●	Implied Liquidation Proceeds to claimants are estimated to be between $0.04 and $0.10 million, representing 3% to 9% recovery on General Unsecured Claims Against Gulfport Subsidiaries.

Q.	Notes Claims Against Gulfport Parent

●	Consists of Notes Claims against Gulfport Parent in the aggregate amount of approximately $1,823 million, inclusive of all unpaid principal amounts and accrued and unpaid interest.

●	This Liquidation Analysis assumes that there would be no recovery on account of Notes Claims Against Gulfport Parent.

R.	Notes Claims Against Gulfport Subsidiaries

●	Consists of Notes Claims against certain Gulfport Subsidiaries in the aggregate amount of approximately $1,823 million, inclusive of all unpaid principal amounts and accrued and unpaid interest.

●	Implied Liquidation Proceeds to claimants are estimated to be between $126 and $318 million, representing 7% to 17% recovery on Notes Claims Against Gulfport Subsidiaries.

S.	Intercompany Claims

●	The Liquidation Analysis assumes Intercompany Claims are pari passu to General Unsecured Claims and the impact of the recoveries on account of such claims is incorporated herein.

Intercompany Interests / Existing Common Equity Interests

T.	Intercompany Interests and Existing Common Equity Interests

●	Class 6 consists of Intercompany Interests and Class 7 consists of Interests in Gulfport Parent. This Liquidation Analysis assumes that there would be no recovery on account of Class 6 and 7 Interests as of the Liquidation Date.

7

EXHIBIT F

Backstop Commitment Agreement

F-1

Execution Version

GULFPORT ENERGY CORPORATION

BACKSTOP COMMITMENT AGREEMENT

November 13, 2020

i

	4.4	No Registration Under the Securities Act; Selling Restrictions	18
	4.5	Acquisition for Investment	18
	4.6	No Conflicts	18
	4.7	Consents and Approvals	18
	4.8	Investor Representation	18
	4.9	Investment Experience	18
	4.10	Sufficiency of Funds	18
	4.11	Ownership	18
	4.12	Legal Proceedings	19
	4.13	No Broker’s Fee	19
	4.14	Independent Investigation	19

5.	COVENANTS		19
	5.1	Conduct of Business	19
	5.2	Non-Disclosure of Holdings Information	20
	5.3	Use of Proceeds	20
	5.4	Blue Sky	20
	5.5	Rights Offering	20
	5.6	The New Convertible Preferred Stock	20
	5.7	Backstop Notice	20
	5.8	Facilitation	20
	5.9	Access to Information; Confidentiality	20
	5.10	Regulatory Approvals	21

6.	CONDITIONS TO THE BACKSTOP PARTIES’ CLOSING OBLIGATIONS		21
	6.1	Conditions to the Backstop Parties’ Closing Obligations	21
	6.2	Conditions to the Company’s Closing Obligations	23

7.	INDEMNIFICATION AND CONTRIBUTION		24
	7.1	Indemnification Obligations	24
	7.2	Indemnification Procedure	24
	7.3	Settlement of Indemnified Claims	25
	7.4	Contribution	25
	7.5	Treatment of Indemnification Payments	25

8.	MISCELLANEOUS		26
	8.1	Notice	26
	8.2	Assignment	27
	8.3	Survival	27
	8.4	Entire Agreement	27
	8.5	Waivers and Amendments	27
	8.6	Governing Law; Jurisdiction; Venue; Process	27
	8.7	Counterparts	27
	8.8	Headings	28
	8.9	Severability	28
	8.10	Termination	28
	8.11	Breach	28
	8.12	Effect of Termination	28
	8.13	Waiver of Jury Trial	29
	8.14	Damages	29
	8.15	Specific Performance	29
	8.16	No Reliance	29
	8.17	Publicity	29
	8.18	Settlement Discussions	29
	8.19	No Recourse	30
	8.20	Release	30
	8.21	Other Interpretive Matters	30

ii

GULFPORT ENERGY CORPORATION

BACKSTOP COMMITMENT AGREEMENT

November 13, 2020

BACKSTOP COMMITMENT AGREEMENT, dated as of November 13, 2020 (this “Agreement”), among Gulfport Energy Corporation (the “Company”), a Delaware corporation (collectively, with each of its debtor Subsidiaries listed on Schedule 1 hereto, the “Company Parties” or the “Debtors”) and the parties set forth on Schedule 2 hereto (each a “Backstop Party” and collectively, the “Backstop Parties”). The Company and each Backstop Party is referred to herein, individually, as a “Party” and, collectively, as the “Parties.”

RECITALS

WHEREAS, the Company has issued (i) 6.625% senior notes, due 2023 (the “2023 Notes”) under that certain Indenture dated as of April 21, 2015, by and among the Company, Wells Fargo Bank, N.A. (“Wells Fargo”), as trustee, and the subsidiary guarantors party thereto (as may be amended, restated, or otherwise supplemented from time to time, the “2023 Notes Indenture”), (ii) 6.000% senior notes, due 2024 (the “2024 Notes”) under that certain Indenture, dated as of April 21, 2016, by and among the Company, Wells Fargo and the subsidiary guarantors party thereto (as may be amended, restated, or otherwise supplemented from time to time, the “2024 Notes Indenture”), (iii) 6.375% senior notes, due 2025 (the “2025 Notes”) under that certain Indenture, dated as of December 21, 2016, by and among the Company, Wells Fargo and the subsidiary guarantors party thereto (as may be amended, restated, or otherwise supplemented from time to time, the “2025 Notes Indenture”), and (iv) 6.375% senior notes, due 2026 (the “2026 Notes,” and together with the 2023 Notes, the 2024 Notes and the 2025 Notes, the “Unsecured Notes”) under that certain Indenture, dated as of October 11, 2017, by and among the Company, Wells Fargo and the subsidiary guarantors party thereto (as may be amended, restated, or otherwise supplemented from time to time, the “2026 Notes Indenture,” and together with the 2023 Notes Indenture, the 2024 Notes Indenture and the 2025 Notes Indenture, the “Indentures”).

WHEREAS, the Parties have engaged in arms’ length, good faith discussions regarding a restructuring of certain of the Debtors’ indebtedness and other obligations, including the Company’s indebtedness and obligations under the Indentures.

WHEREAS, the Parties, and certain other holders of Unsecured Notes, together with their respective successors and permitted assigns and any subsequent holder of Unsecured Notes that becomes party to the RSA (as defined below) in accordance with the terms thereof (collectively, the “Consenting Noteholders”), and certain lenders under the RBL Credit Agreement (as defined in the RSA), together with their respective successors and permitted assigns and any subsequent lender under the RBL Credit Agreement that becomes a party to the RSA in accordance with the terms thereof entered into that certain Restructuring Support Agreement, dated as November 13, 2020 (the “RSA”), pursuant to which the Parties agreed to, among other things, support a restructuring of the Company’s capital structure (the “Restructuring”).

WHEREAS, consistent with the RSA, the Restructuring is anticipated to be implemented through a plan of reorganization (as may be supplemented, amended, or modified from time to time, the “Plan”) to be filed in voluntary cases (the “Chapter 11 Cases”) under chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of Texas, Houston Division (the “Bankruptcy Court”).

WHEREAS, in connection with the Restructuring and pursuant to the Plan, among other things, (a) the Company will conduct a rights offering (the “Rights Offering”), by distributing to each holder of Notes rights to purchase such holder’s pro rata share of the New Convertible Preferred Stock (as defined below) available to be purchased in connection with the Rights Offering, and in an amount consistent with the RSA, for an aggregate purchase price of $50,000,000.00, and (b) subject to the terms and conditions contained in this Agreement, each Backstop Party has agreed to purchase (on a several and not joint basis) an aggregate amount of New Convertible Preferred Stock equal to its Backstop Obligation (as defined below).

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AGREEMENT

NOW, THEREFORE, in consideration of the foregoing recitals and the mutual promises, representations, warranties, and covenants hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1.	CERTAIN DEFINITIONS

The following terms have the meanings set forth below:

“Ad Hoc Noteholder Group” has the meaning set forth in the Plan.

“Affiliate” of any Person means any Person that directly or indirectly controls, or is under common control with, or is controlled by, such Person, and includes the managed accounts and affiliate funds of such Person. As used in this definition, “control” (including with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person (whether through ownership of securities or partnership or other ownership interests, by contract or otherwise).

“Aggregate Commitment Amount” means $50,000,000.

“Agreement” has the meaning assigned to it in the Preamble hereto.

“Antitrust Authorities” means the United States Federal Trade Commission, the Antitrust Division of the United States Department of Justice, the attorneys general of the several states of the United States and any other governmental entity, whether domestic or foreign, having jurisdiction pursuant to the Antitrust Laws.

“Antitrust Laws” means the Sherman Act, the Clayton Act, the HSR Act, the Federal Trade Commission Act, and any other Law, whether domestic or foreign, governing agreements in restraint of trade, monopolization, pre-merger notification, the lessening of competition through merger or acquisition or anti-competitive conduct, and any foreign investment Laws.

“Approval Order” means an order entered by the Bankruptcy Court in the Chapter 11 Cases authorizing the Company (on behalf of the Debtors) to assume this Agreement, including all exhibits and other attachments hereto.

“Backstop Commitment” means, with respect to each Backstop Party, the maximum amount of consideration in exchange for Remaining Shares that such Backstop Party may be required to pay under this Agreement. Such amounts are set forth opposite each Backstop Party’s name in Schedule 2 hereto.

“Backstop Commitment Premium” means (a) in the event of the purchase of New Convertible Preferred Stock by any Backstop Party, 10% of the aggregate amount of such Backstop Party’s Backstop Commitment and Subscription Price, payable in the form of New Convertible Preferred Stock issued at the Per Share Price, and (b) in the event this Agreement is terminated by the Required Backstop Parties under Section 8.10.4, 10% of the aggregate amount of such Backstop Party’s Backstop Commitment and Subscription Price, payable in full in cash.

“Backstop Notice” has the meaning assigned to it in Section 2.1.3 hereto.

“Backstop Obligation” means, with respect to each Backstop Party, the number of Remaining Shares required to be purchased by it on the Effective Date, in an amount equal to the product of: (a) the Remaining Shares; and (b) such Backstop Party’s Backstop Percentage.

“Backstop Party” and “Backstop Parties” have the meanings assigned to them in the Preamble hereto.

“Backstop Party Professionals” means (a) Paul, Weiss, Rifkind, Wharton & Garrison LLP, as counsel to the Ad Hoc Noteholder Group, (b) one local counsel to the Ad Hoc Noteholder Group, (c) Houlihan Lokey, Inc., as financial advisor to the Ad Hoc Noteholder Group, and (d) other professional advisors for specialized areas of expertise as circumstances warrant, which are retained by Consenting Noteholders.

2

“Backstop Percentage” means, with respect to each Backstop Party, the percentages set forth opposite each Backstop Party’s name in Schedule 2 attached hereto.

“Backstop Purchase” has the meaning assigned to it in Section 2.1.2(b) hereto.

“Bankruptcy Code” means Chapter 11 of Title 11 of the United States Code.

“Bankruptcy Court” has the meaning assigned to it in the Recitals hereto.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Law to close.

“Chapter 11 Cases” has the meaning assigned to it in the Recitals hereto.

“Closing” has the meaning assigned to it in Section 2.2.2(a) hereto.

“Company” has the meaning assigned to it in the Preamble hereto.

“Company Disclosure Schedule” means the disclosure schedule delivered by the Company to the Backstop Parties on the date of this Agreement.

“Company Information” means all of the reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) posted or filed by the Company with the SEC pursuant to the reporting requirements set forth in the Exchange Act.

“Company Parties” has the meaning assigned to it in the Preamble hereto.

“Company Plan” and “Company Plans” have the meanings assigned to them in Section 3.22.1 hereto.

“Confirmation Order” has the meaning set forth in the RSA.

“Consenting Noteholders” has the meaning assigned to in the Recitals hereto.

“Contract” means any contract, agreement, indenture, note, bond, loan, lease, sublease, conditional sales contract, mortgage, license, sublicense, obligation, promise, undertaking, commitment or other binding arrangement (in each case, whether written or oral).

“Debtors” has the meaning assigned to it in the Preamble hereto.

“Defaulting Backstop Party” means each Backstop Party that causes a Funding Default.

“Definitive Documents” has the meaning set forth in the RSA.

“Disclosure Statement” has the meaning assigned to in the RSA.

“Effective Date” means the occurrence of the effective date of the Plan according to its terms.

“Entity” has the meaning set forth in section 101(15) of the Bankruptcy Code.

“Environmental Laws” means all applicable Laws (including common law), rules, regulations, codes, ordinances, orders in council, orders, decrees, treaties, directives, judgments or legally binding Contracts promulgated or entered into by or with any Governmental Authority, relating to the protection of the environment, preservation or reclamation of natural resources, the generation, management, use, transportation, treatment, storage, disposal, release or threatened release of, or exposure to, any Hazardous Material or to occupational health and safety matters (to the extent relating to the management of or exposure to Hazardous Materials).

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“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any trade or business (whether or not incorporated) that, together with the Company is, or at any relevant time during the past six years was, treated as a single employer under section 414(b), (c), (m) or (o) of the Internal Revenue Code.

“Event” means any event, change, effect, circumstance, occurrence, development, condition, result, state of facts or change of facts.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exit Facility” has the meaning set forth in the RSA.

“Exit Facility Documents” has the meaning set forth in the RSA.

“Expense Reimbursement” has the meaning assigned to it in Section 2.3.1 hereto.

“Filing Party” has the meaning assigned to it in Section 5.10.2 hereto.

“Funding Amount” has the meaning assigned to it in Section 2.1.3 hereto.

“Funding Default” means the failure by any Backstop Party to timely exercise all Subscription Rights held by it in the Rights Offering pursuant to Section 2.2 or pay the full amount of the Purchase Price with respect to its Backstop Obligation by the Subscription Funding Date or the Effective Date, as applicable, in accordance with Section 2.2.

“GAAP” means U.S. generally accepted accounting principles.

“Governmental Authority” means: (i) any federal, state, local, municipal, foreign or international government or governmental authority, quasi-governmental entity of any kind, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court, tribunal, arbitrator or arbitral body (public or private) or any body exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory, or Taxing authority or power of any nature, (ii) any self-regulatory organization or (iii) any political subdivision of any of the foregoing.

“Hazardous Materials” means all pollutants, contaminants, hazardous wastes, chemicals, hazardous materials, and hazardous substances, including any sulphuric or other acid, explosive or radioactive substances or petroleum or petroleum distillates, asbestos or asbestos containing materials, lead in any form (including soluble and particulate), arsenic, polychlorinated biphenyls, urea-formaldehyde or radon gas that are subject to regulation or which can give rise to liability under any Environmental Law because of their hazardous or deleterious properties or characteristics.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended from time to time.

“Indemnified Claim” has the meaning assigned to it in Section 7.2 hereto.

“Indemnified Losses” has the meaning assigned to it in Section 7.1 hereto.

“Indemnified Person” has the meaning assigned to it in Section 7.1 hereto.

“Indemnifying Party” and “Indemnifying Parties” have the meanings assigned to them in Section 7.1 hereto.

“Indentures” has the meaning assigned to it in the Recitals.

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“Intellectual Property” means any and all of the following in any jurisdiction throughout the world, and all corresponding rights: (a) material inventions, patents and industrial designs (including utility model rights, design rights and industrial property rights), patent and industrial design applications, and patent disclosures, together with all reissues, continuations, continuations-in-part, revisions, divisionals, extensions, and reexaminations; (b) material trademarks, service marks, designs, trade dress, logos, slogans, trade names, business names, corporate names, Internet domain names, and all other indicia of origin, all applications and registrations in connection therewith, and all goodwill associated with any of the foregoing (this clause (b), “Marks”); (c) material works of authorship, copyrights, software, data, database rights and moral rights, and all applications and registrations in connection therewith; (d) trade secrets and other confidential information, including know how, methods, processes, techniques, formulae, and product specifications; (e) material rights of privacy and publicity, including rights to the use of names of real persons; and (f) material other intellectual property rights.

“Internal Revenue Code” means the Internal Revenue Code of 1986.

“Investment Company Act” means the Investment Company Act of 1940, as amended.

“IT Systems” means the hardware, firmware, networks, platforms, servers, interfaces, applications, web sites and related systems used in the operation of the business of the Company Parties.

“Joinder Agreement” has the meaning assigned to it in Section 8.2 hereto.

“Joint Filing Party” has the meaning assigned to it in Section 5.10.3.

“Kirkland” has the meaning assigned to it in Section 5.9 hereto.

“Knowledge of the Company” means the actual knowledge (after reasonable inquiry) of the individuals holding the offices of Chairman, President and Chief Executive Officer, Chief Accounting Officer, Vice President of Finance or Corporate Secretary and General Counsel of the Company as of the date hereof.

“Law” means any law (including common law), statute, ordinance, treaty, rule, regulation, policy or requirement of any governmental authority and authoritative interpretations thereon, in each case, applicable to or binding on such Person or any of its properties or to which such Person or any of its properties is subject.

“Leased Real Property” has the meaning assigned to it in Section 3.17.2.

“Legal Proceedings” means any legal, governmental, administrative, judicial or regulatory investigations, audits, actions, suits, claims, arbitrations, demands, demand letters, claims, notices of noncompliance or violations, or proceedings.

“Lien” means any lien, adverse claim, charge, option, license, right of first refusal, servitude, security interest, mortgage, pledge, deed of trust, easement, encumbrance, restriction on transfer, conditional sale or other title retention agreement, defect in title, lien or judicial lien as defined in Sections 101(36) and (37) of the Bankruptcy Code or other restrictions of a similar kind.

“Management Incentive Plan” has the meaning assigned in the RSA.

“Marks” has the meaning assigned to it in the definition of Intellectual Property.

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“Material Adverse Effect” means any Event occurring after the date hereof that, individually or together with all other Events, has had or would reasonably be expected to have a material and adverse effect on (i) the business, results of operations or condition (financial or otherwise) of the Company Parties, or the properties, assets, finances or liabilities of the Company Parties, taken as a whole, or (ii) the ability of the Company Parties to timely consummate the transactions contemplated hereby and by the RSA and the Plan; provided that for purposes of the foregoing clause (i), “Material Adverse Effect” shall not include any Event occurring after the date hereof and arising out of or resulting from: (a) general changes or developments in the industries and business in which the Company Parties operate; (b) general changes or developments in economic conditions in regions and markets in which the Company Parties operate; (c) general changes or developments in regional, national or international political or social conditions, including acts of war, terrorism or natural disasters, escalation or material worsening of hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon the United States or its territories, possessions, diplomatic or consular offices or upon any military installation, equipment or personnel of the United States; (d) any general changes or developments in financial, banking, securities, credit, or commodities markets, prevailing interest rates or general capital markets conditions; (e) changes in United States generally accepted accounting principles occurring after the date hereof; (f) changes in Laws, Orders, or other binding directives issued by any Governmental Authority occurring after the date hereof; (g) the taking of any action or inaction expressly required by this Agreement, the RSA or the Plan; (h) any epidemic, pandemic or disease outbreak (including the COVID-19 pandemic), or any Law, regulation, statute, directive, pronouncement or guideline issued by a governmental unit (as defined in section 101(27) of the Bankruptcy Code), the Centers for Disease Control and Prevention, the World Health Organization or industry group providing for business closures, “sheltering-in-place” or other restrictions that relate to, or arise out of, an epidemic, pandemic or disease outbreak (including the COVID-19 pandemic) or any change in such Law, regulation, statute, directive, pronouncement or guideline or interpretation thereof following the date of this Agreement; (i) any action or inaction consented to in writing or requested in writing by the Consenting Noteholders; or (j) compliance with the express terms of this Agreement or the RSA (other than Section 7.01(p) of the RSA), including seeking approval of the Disclosure Statement and seeking to confirm or consummate the Plan, in each case pursuant to and in accordance with the RSA; provided, that exceptions set forth in clauses (a), (b), (c), (d), (e), (f) and (h) of this definition shall not apply to the extent that such Event is disproportionately adverse to the Company Parties, taken as a whole, as compared to other companies comparable in size and scale to the Company Parties operating in the industries and same geographical area in which the Company Parties operate.

“Material Contracts” means (a) all “plans of acquisition, reorganization, arrangement, liquidation or succession” and “material contracts” (as such terms are defined in Items 601(b)(2) and 601(b)(10) of Regulation S-K under the Exchange Act) to which any Company Party is a party, (b) any Contracts to which any Company Party is a party that are likely to reasonably involve consideration of more than $5,000,000, in the aggregate, over a twelve-month period, and (c) all Contracts: (i) any Company Party is granted a right or license with respect to any Intellectual Property of any other Person thereunder, which right or license is material to the Company Parties’ business; (ii) any Company Party grants to any other Person thereunder any right or license with respect to any material Owned IP; or (iii) any Company Party’s ability to use, own, license, transfer, enforce, or disclose any material Owned IP is adversely affected, including settlement agreements, but in the case of (i) and (iii), excluding Off-the-Shelf Licenses.

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“Money Laundering Laws” has the meaning assigned to it in Section 3.11 hereto.

“New Common Stock” means shares of common stock, par value $0.0001 per share, of the Reorganized Company.

“New Convertible Preferred Stock” means shares of convertible preferred stock, par value $0.0001 per share, of the Reorganized Company having the rights and preferences set forth in New Preferred Stock Term Sheet attached as Exhibit H to the RSA.

“New Equity” means collectively, the New Common Stock and the New Convertible Preferred Stock.

“Notice of Assignment” has the meaning assigned to it in Section 8.2 hereto.

“Off-the-Shelf License” means any license for unmodified, commercially available “off-the-shelf” software that is used in the Company’s internal “back-office” operations for which the Company pays an aggregate fee, royalty, or other consideration for any such software or group of related software licenses of no more than $100,000.

“Offering Deadline” means the date on which the subscription period for the Rights Offering shall expire (as such date may be extended pursuant to the Plan and the Rights Offering Procedures).

“Orders” means any orders, decisions, judgments, writs, injunctions, decrees, awards or other determination of any Governmental Authority.

“Owned IP” means all Intellectual Property owned or purported to be owned by any Group Company, including the Registered IP.

“Party” and “Parties” have the meanings assigned to them in the Preamble hereto.

“Perella” has the meaning assigned to it in Section 5.9 hereto.

“Permitted Liens” means Permitted Liens as defined under, granted under or permitted under the RBL Credit Agreement and the schedules thereto as of the date hereof, each of which shall be released on the Effective Date.

“Per Share Price” means an amount equal to the price at which one share of the New Convertible Preferred Stock is sold to holders of Notes in the Rights Offering pursuant to the Rights Offering Documents.

“Person” includes any individual, corporation, partnership, joint venture, association, joint stock company, limited liability company, limited partnership, trust, estate, unincorporated organization, governmental unit (as defined in section 101(27) of the Bankruptcy Code), or other Entity.

“Petition Date” has the meaning assigned to it in the Plan.

“Plan” has the meaning assigned to it in the Recitals hereto.

“Purchase Price” means, with respect to any Backstop Party, the applicable purchase price in respect of its Backstop Purchase calculated as the product (expressed in U.S. dollars) of (a) such Backstop Party’s Backstop Obligation, multiplied by (b) the Per Share Price.

“Registered IP” has the meaning assigned to it in Section 3.27.1 hereto.

“Related Party Agreement” has the meaning assigned to it in Section 3.18 hereto.

“Remaining Shares” means the aggregate number of New Convertible Preferred Stock that have not been subscribed for and purchased, if any, in the Rights Offering as of the Offering Deadline.

“Reorganized Company” means the Company, as reorganized pursuant to and under the Plan, on and after the Effective Date, or any successor or assign thereof.

“Replacement Period” has the meaning assigned to it in Section 2.4.1 hereto.

“Replacement Purchase” has the meaning assigned to it in Section 2.4.1 hereto.

“Replacement Purchase Payment Amount” has the meaning set forth in Section 2.4.1 hereto.

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“Replacing Backstop Parties” has the meaning assigned to it in Section 2.4.1 hereto.

“Required Backstop Parties” has the meaning assigned to it in Section 8.5 hereto.

“Reserve Report” has the meaning assigned to it in Section 3.17.1 hereto.

“Restructuring” has the meaning assigned to it in the Recitals hereto.

“Rights Offering” has the meaning assigned to it in the Recitals hereto.

“Rights Offering Documents” means this Agreement and the Rights Offering Procedures.

“Rights Offering Procedures” means the procedures governing the Rights Offering, in form and substance reasonably acceptable to the Required Backstop Parties.

“RSA” has the meaning assigned to it in the Recitals hereto.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Subscription Agent” means Epiq Bankruptcy Solutions LLC, together with its affiliates and subcontractors.

“Subscription Account” has the meaning assigned to it in Section 2.1.3 hereto.

“Subscription Amount” has the meaning assigned to it in Section 2.1.2(a) hereto.

“Subscription Funding Date” has the meaning assigned to it in Section 2.2.1 hereto.

“Subscription Price” has the meaning assigned to it in Section 2.1.3 hereto.

“Subscription Rights” means those certain rights to purchase New Convertible Preferred Stock pursuant to the Rights Offering at the “Per Share Price” per share, which the reorganized Company will issue to participating holders of Notes pursuant to the Plan.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, joint venture or other legal entity as to which such Person (either alone or through or together with any other Subsidiary or Affiliate), (a) owns, directly or indirectly, more than fifty percent (50%) of the stock or other equity interests, (b) has the power to elect a majority of the board of directors or similar governing body thereof or (c) has the power to direct, or otherwise control, the business and policies thereof by Contract, equity ownership or otherwise.

“Takeover Statute” means any restrictions contained in any “fair price,” “moratorium,” “control share acquisition”, “business combination” or other similar anti-takeover statute or regulation.

“Tax” or “Taxes” means any and all federal, state, local or non-U.S. taxes, levies, fees, imposts, duties, and similar governmental charges (including any interest, fines, assessments, penalties or additions to tax imposed in connection therewith or with respect thereto), whether disputed or not, however denominated, including (i) taxes imposed on, or measured by, income, franchise, profits or gross receipts and (ii) ad valorem, alternative or add-on minimum, value added, capital gains, sales, goods and services, use, real or personal property, capital stock, license, branch, payroll, estimated, withholding, employment, social security (or similar), unemployment compensation, utility, severance, production, excise, stamp, occupation, premium, windfall profits, transfer and gains taxes, escheat, unclaimed property, environmental, and customs duties.

“Unsecured Notes” has the meaning assigned to it in the Recitals hereto.

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2.	THE BACKSTOP COMMITMENT

2.1	Backstop Commitment.

2.1.1	New Convertible Preferred Stock. The Rights Offering will be made, and the New Convertible Preferred Stock thereunder will be issued and sold in reliance upon, the exemption from registration under the Securities Act provided in section 1145 of the Bankruptcy Code to the fullest extent available, and if not available, an exemption from registration provided by section 4(a)(2) and Regulation D of the Securities Act or another available exemption from registration under the Securities Act; provided, that, all New Convertible Preferred Stock issued to the Backstop Parties on account of the Backstop Obligations and the Backstop Commitment Premium will be made in reliance on the exemption from registration provided by section 4(a)(2) and Regulation D of the Securities Act or another available exemption from registration under the Securities Act, and, in each case, the Disclosure Statement, Confirmation Order and Plan shall include a statement to such effect.

2.1.2	The Rights Offering and the Backstop Commitment.

(a)	On and subject to the terms and conditions hereof and the Rights Offering Procedures, including entry of the Confirmation Order, each Backstop Party agrees, severally and not jointly, to (i) fully exercise all Subscription Rights that are properly issued to it and its Affiliates pursuant to the Rights Offering, (ii) duly purchase all New Convertible Preferred Stock issuable to it and its Affiliates pursuant to such exercise (such shares, the “Subscription Amount”) at the applicable Per Share Price for the applicable aggregate subscription price (the “Subscription Price”) set forth next to such Backstop Party’s name on Schedule 2, and (iii) complete, duly execute and submit a subscription exercise form and any other documentation required pursuant to the Rights Offering Procedures and the Plan.

(b)	On and subject to the terms and conditions hereof, including entry of the Confirmation Order, each Backstop Party agrees, severally and not jointly, to (i) purchase an aggregate number of Remaining Shares equal to its Backstop Obligation (the “Backstop Purchase”) for an amount equal to the Purchase Price and (ii) complete, duly execute and submit a subscription exercise form and any other documentation required pursuant to the Rights Offering Procedures and the Plan.

2.1.3	Backstop Notice. On or before the fifth (5th) Business Day after the Offering Deadline, the Subscription Agent on behalf of the Company shall notify each Backstop Party in writing (the “Backstop Notice”) as to: (a) the Remaining Shares; (b) its consequent Backstop Obligation; (c) the aggregate amount payable on the Subscription Funding Date with respect to such Backstop Party’s Subscription Amount and Backstop Obligation (collectively, the “Funding Amount”); and (d) the account information (including wiring instructions) for the account to which such Backstop Party shall deliver and pay the Funding Amount (which account shall be a segregated account of the Subscription Agent who will hold the Funding Amounts for the benefit of the Backstop Parties until paid to the Company as contemplated by Section 2.2.2(b) (such account, the “Subscription Account”).

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2.2	Payment; Closing.

2.2.1	Payment. No later than three (3) Business Days prior to the Effective Date (such date, the “Subscription Funding Date”), each Backstop Party shall deliver and pay its Funding Amount by wire transfer of immediately available funds in U.S. dollars into the Subscription Account in satisfaction in full of such Backstop Party’s Backstop Commitment and obligations under the Rights Offering Documents.

2.2.2	Closing.

(a)	Subject to Article VI, the closing of the transactions contemplated hereby (the “Closing”) shall take places at the offices of Kirkland & Ellis LLP, 601 Lexington Avenue, New York, NY 10022, on the Effective Date contemporaneously with the substantial consummation of the Plan.

(b)	At the Closing, the funds held in the Subscription Account shall be released to the Company.

(c)	At the Closing, issuance of the applicable Subscription Amount and the applicable Remaining Shares and any New Convertible Preferred Stock issued as part of a Replacement Purchase, if any, pursuant to Section 2.4 will be made by the Reorganized Company to each Backstop Party against payment of the applicable portion of such Backstop Party’s Funding Amount (and its applicable Replacement Purchase Payment Amount) in satisfaction of such Backstop Party’s Backstop Commitment and its obligations hereunder and its obligations under the Rights Offering Documents.

2.2.3	Premium. Subject to Section 2.4, the Company hereby agrees to pay each Backstop Party its Backstop Commitment Premium, which premium shall be deemed earned upon the effective date of this Agreement and payable upon the earlier of (a) the Effective Date and (b) termination of this Agreement by the Required Backstop Parties, pursuant to Section 8.10.4.

2.2.4	Certain Tax Matters. All parties hereto agree to treat the transactions contemplated by this Agreement as follows for U.S. federal, and applicable state and local, income Tax purposes: (a) the Backstop Obligation shall be treated as an option of the Company to put the Remaining Shares to the Backstop Parties; (b) the Backstop Commitment Premium shall be treated as a premium for such put option; and (c) each party shall prepare their respective U.S. federal, and applicable state and local income Tax returns in a manner consistent with the foregoing treatment, and no party shall take any position or action inconsistent with such treatment and/or characterization, except, in each case, to the extent otherwise required by a “determination” within the meaning of Section 1313(a) of the Internal Revenue Code.

2.2.5	Withholding. Except as otherwise required by applicable Law, the Company shall not withhold any Taxes with respect to the Backstop Commitment Premium. To the extent the Company or any other applicable withholding agent is required by applicable to Law to deduct or withhold any Taxes or other amounts with respect to the Backstop Commitment Premium or otherwise pursuant to this Agreement, (a) the Company will be authorized to take any actions that may be necessary or appropriate to comply with such withholding requirements and (b) any such deducted or withheld amounts shall be treated as paid to the Person to whom such amounts would otherwise have been paid for purposes of this Agreement. The Company shall be entitled to solicit IRS Form W-9s or W-8s, or any other appropriate forms or information, from the Backstop Parties in order to determine the amount of such withholding and shall cooperate with the Backstop Parties to mitigate or reduce any such withholding to the extent permitted by applicable Law.

2.3	Expense Reimbursement.

2.3.1	Subject to the entry of the Approval Order, the Company agrees to pay or reimburse when due, to the extent not otherwise paid pursuant to the RSA or in connection with the Chapter 11 Cases or another order of the Bankruptcy Court, all accrued and unpaid fees, costs and expenses of the Backstop Parties and Backstop Parties’ Professionals, incurred in connection with this Agreement, the RSA, and the Chapter 11 Cases, whether prior to, on, or after the date hereof through the Effective Date for which invoices or receipts are forwarded to the Company by the Backstop Parties at least three (3) Business Days prior to the Effective Date (the “Expense Reimbursement”); provided, however, that the failure to timely forward invoices or receipts will not release the Company from its obligation to pay the Expense Reimbursement in respect therefor.

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2.4	Funding Default.

2.4.1	Upon the occurrence of a Funding Default, the Backstop Parties (other than any Defaulting Backstop Party) shall have the right, but not the obligation, within three (3) Business Days after receipt of written notice from the Company to all Backstop Parties of such Funding Default, which notice shall be given promptly following the occurrence of such Funding Default and to all Backstop Parties substantially concurrently (such three (3) Business Day period, the “Replacement Period”), to elect, by written notice to the Company, to purchase all or any portion of the New Convertible Preferred Stock attributable to such Defaulting Backstop Party’s Backstop Obligation or Subscription Rights (such purchase, a “Replacement Purchase”) on the terms and subject to the conditions set forth in this Agreement and in such amounts as may be agreed upon by all of the non-defaulting Backstop Parties that elect to purchase all or any portion of the New Convertible Preferred Stock attributable to such Defaulting Backstop Party (such Backstop Parties, the “Replacing Backstop Parties”), or, if no such agreement is reached by the date upon which the Replacement Period expires, the pro rata amount, based upon each Replacing Backstop Party’s Backstop Percentage to the aggregate Backstop Percentages of all the Replacing Backstop Parties, of the aggregate number of New Convertible Preferred Stock that have not been purchased as a result of such Funding Default. The purchase price paid by any Replacing Backstop Party for shares of New Convertible Preferred Stock in connection with a Replacement Purchase (the “Replacement Purchase Payment Amount”) shall be equal to the applicable portion of the Subscription Price and/or the Backstop Commitment of the Defaulting Backstop Party. Within one (1) Business Day from delivery of written notice of a Funding Default, any electing Backstop Parties will fund the Subscription Account with the Replacement Purchase Payment Amount.

2.4.2	If a Backstop Party is a Defaulting Backstop Party, it shall not be entitled to any of the Backstop Commitment Premium hereunder; provided, that the Backstop Commitment Premium that would have been payable to such Defaulting Backstop Party had such Defaulting Backstop Party not defaulted shall instead be reallocated and paid to the Replacing Backstop Parties, pro rata, based on the allocation of the Replacement Purchase.

2.4.3	Except as otherwise agreed in writing by such Backstop Party, nothing in this Agreement shall require any Backstop Party to purchase more than its applicable Backstop Obligation and its applicable Subscription Amount.

2.4.4	Notwithstanding anything to the contrary set forth in Section 8.12 but subject to Section 8.14, no provision of this Agreement shall relieve any Defaulting Backstop Party from liability hereunder, or limit the availability of the remedies set forth in Section 8.15 or otherwise available to the non-defaulting parties hereto, in connection with any such Backstop Party’s Funding Default.

3.	REPRESENTATIONS AND WARRANTIES OF THE COMPANY Except (a) as set forth in the corresponding section of the Company Disclosure Schedule or (b) as disclosed in the Company Information and publicly available on the SEC’s website prior to the date hereof, the Company, on behalf of itself and each of the Company Parties, as applicable, hereby represents and warrants to each of the Backstop Parties, in their capacities as Backstop Parties, as of the date hereof, as follows:

3.1	Organization. Each Company Party:

3.1.1	is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization, except where any such failure to be duly organized, validly existing and in good standing, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect;

3.1.2	has all corporate power and authority to own and operate its properties, to lease the property it operates under lease and to conduct its business, except where any such failure to own and/or operate, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect.

3.2	Due Authorization, Execution and Delivery; Enforceability. The Company has the requisite corporate power and authority to enter into, execute and deliver this Agreement and, subject to the entry of the Approval Order and the Confirmation Order, to perform its obligations hereunder, and has taken all necessary corporate action required for the due authorization, execution, delivery and performance by it of this Agreement. Assuming due and valid execution and delivery by the other Parties, this Agreement constitutes the legally valid and binding obligation of the Company, enforceable against it in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency or similar Laws affecting the enforcement of creditors’ rights generally or by equitable principles relating to enforceability.

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3.3	Authorized and Issued Equity Interests.

3.3.1	On the Effective Date, (i) the outstanding equity interests in the Company will consist solely of the New Common Stock issued under the Plan, any New Common Stock issued under the Management Incentive Plan, and the New Convertible Preferred Stock issued under the Rights Offering and hereunder, (ii) no New Equity will be held by the Company in its treasury, (iii) except as may otherwise be provided under the Management Incentive Plan, no New Common Stock will be reserved for issuance upon exercise of options and other rights to purchase or acquire New Common Stock, and (iv) except as may be contemplated under the Rights Offering or hereunder, no New Convertible Preferred Stock will be reserved for issuance upon exercise of options or other rights to purchase or acquire the New Convertible Preferred Stock.

3.3.2	As of the Effective Date, the New Common Stock and the New Convertible Preferred Stock, when issued, will be duly and validly issued and outstanding and will be fully paid and non-assessable. As of the Effective Date, the Company shall have the ability to issue sufficient New Convertible Preferred Stock and New Common Stock to consummate the transaction contemplated under this Agreement, the RSA and the Plan.

3.3.3	Except as set forth in this Section 3.3, as of the Effective Date, no capital stock or other equity interests or voting interests in the Company will have been issued, reserved for issuance or be outstanding.

3.4	Consents. Subject to the entry of the Confirmation Order and the filing of the New Organizational Documents with the Delaware Secretary of State prior to or on the Effective Date, none of the execution, delivery or performance of this Agreement by the Company, including the issuance of the New Convertible Preferred Stock and the New Common Stock by the Company, will require any consent of, authorization by, exemption from, filing with, or notice to any Governmental Authority having jurisdiction over the Company Parties, other than the failure of which to make or obtain, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

3.5	No Conflicts. Except for entry of the Confirmation Order, and subject to the occurrence of the Effective Date, the execution, delivery and performance of this Agreement by the Company, including the issuance of the New Convertible Preferred Stock and the consummation of the transactions contemplated hereunder, will not (a) conflict with or result in any breach of any provision of any Company Party’s certificate of incorporation, by-laws or equivalent governing documents as in effect on the Effective Date, (b) conflict with or result in the breach of the terms, conditions or provisions of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give rise to any right of termination or, except to the extent specified in the Plan, acceleration or cancellation under any Material Contract, lease, mortgage, license, indenture, instrument or any other material agreement or contract to which any Company Party is a party or by which any Company Party’s properties or assets are bound as in effect on the Effective Date after giving effect to the Plan, or (c) result in a violation of any Law or Order (including federal and state securities Laws) applicable to any Company Party or by which any Company Party’s properties or assets will be bound or affected, except in the case of clauses (b) and (c), as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

3.6	Company Information. Since December 31, 2019, the Company has timely filed all required Company Information with the SEC. The Disclosure Statement as filed with the Bankruptcy Court will contain “adequate information,” as such term in defined in section 1125 of the Bankruptcy Code, and will otherwise comply in all material respects with section 1125 of the Bankruptcy Code.

3.7	Absence of Certain Changes. Since December 31, 2019, no event has occurred or exists that constitutes, individually or in the aggregate, a Material Adverse Effect.

3.8	No Violation; Compliance with Laws. (a) The Company is not in violation of its charter or by-laws in any material respect, and (b) no other Company Party is in violation of its respective charter or by-laws, certificate of formation or limited liability company operating agreement or similar organizational document in any material respect. None of the Company Parties is or has been at any time since December 31, 2017, deemed to be in violation of any Law or Order, except for any such violations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

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3.9	Legal Proceedings. Other than the Chapter 11 Cases and any adversary proceedings or contested motions commenced in connection therewith, as of the date hereof, there are no Legal Proceedings pending or, to the Knowledge of the Company, threatened to which any of the Company Parties is a party or to which any property of the Company Parties is the subject, in each case that (a) in any manner draws into question the validity or enforceability of this Agreement, the Definitive Documents or the Restructuring or (b) would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.10	No Unlawful Payments. Since December 31, 2017, none of the Company Parties nor, to the Knowledge of the Company, any of their respective directors, officers or employees acting on behalf of the Company with the express authority to do such act, has in any material respect: (a) used any funds of any of the Company Parties for any unlawful contribution, gift, entertainment or other unlawful expense, in each case relating to political activity; (b) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (c) violated or is in violation of any applicable provision of the U.S. Foreign Corrupt Practices Act of 1977 or any other applicable Law or Order prohibiting bribery and corruption in any relevant jurisdiction; or (d) made any unlawful bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment.

3.11	Compliance with Money Laundering Laws. The operations of the Company Parties are and, since December 31, 2017 have been at all times, conducted in compliance in all material respects with applicable financial recordkeeping and reporting requirements of the U.S. Currency and Foreign Transactions Reporting Act of 1970, the money laundering Laws of all jurisdictions in which the Company Parties operate and any related or similar Laws (collectively, the “Money Laundering Laws”) and, as of the date hereof, no material Legal Proceeding by or before any Governmental Authority or any arbitrator involving any of the Company Parties with respect to Money Laundering Laws is pending or, to the Knowledge of the Company, threatened.

3.12	Compliance with Sanctions Laws. Since December 31, 2017, (i) each of the Company Parties has been in compliance with applicable sanctions Laws in all material respects and (ii) no Company Party has conducted any internal investigation, made any voluntary or involuntary disclosure to any Governmental Authority, received any inquiry from any Governmental Authority, or received any written whistleblower or other complaint involving alleged violations of sanctions Law. No Company Party appears on any sanctioned party list issued by the United States, the UN Security Council, the European Union, the United Kingdom, or Canada, nor is any Company Party owned or controlled by any such Person.

3.13	No Broker’s Fees. None of the Company Parties is a party to any Contract with any Person (other than this Agreement) that would give rise to a valid claim against the Backstop Parties for a brokerage commission, finder’s fee or like payment in connection with the Rights Offering or the transactions contemplated hereby.

3.14	Investment Company Act. The Company Parties are not and, after giving effect to the Rights Offering and the application of the proceeds thereof as described in the Definitive Documents, will not be subject to registration and regulation as an “investment company” as such term is defined in the Investment Company Act.

3.15	Takeover Statutes. No Takeover Statute is applicable to this Agreement, the Rights Offering, the Backstop Commitment and the other transactions contemplated by this Agreement.

3.16	Arm’s-Length. The Company acknowledges and agrees that (a) each of the Backstop Parties is acting solely in the capacity of an arm’s-length contractual counterparty to the Company with respect to the transactions contemplated hereby (including in connection with determining the terms of the Rights Offering) and not as a financial advisor or a fiduciary to, or an agent of, the Company or any other Company Party or any of their Affiliates and (b) no Backstop Party is advising the Company or any other Company Party or any of their Affiliates as to any legal, Tax, investment, accounting or regulatory matters in any jurisdiction.

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3.17	Title to Real Property.

3.17.1	Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (a) the Company Parties have good and defensible title to the oil and gas properties evaluated in the most recently delivered Reserve Report and good title to all its other personal properties, in each case, free and clear of all Liens except Permitted Liens, and (b) subject to the Permitted Liens, the Company (or applicable Subsidiary) owns the net interests in production attributable to the hydrocarbon interests as reflected in the most recently delivered Reserve Report, and the ownership of such properties shall not in any material respect obligate the Company or such Subsidiary to bear the costs and expenses relating to the maintenance, development and operations of each such property in an amount in excess of the working interest of each property set forth in the most recently delivered Reserve Report that is not offset by a corresponding proportionate increase in the Company’s or such Subsidiary’s net revenue interest in such property. “Reserve Report” means that certain report issued by Netherland, Sewell & Associates, Inc., as of December 31, 2019 with respect to the oil and gas reserves of the Company attributable to the properties of the Company and certain of its Subsidiaries.

3.17.2	Each Company Party is in compliance with all obligations under all material real property leases other than oil and gas leases to which it is a party (“Leased Real Property”), except where the failure to comply would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and all such material real property leases are in full force and effect, except leases in respect of which the failure to be in full force and effect would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Each of the Company Parties enjoys peaceful and undisturbed possession under all such material leases, other than leases in respect of which the failure to enjoy peaceful and undisturbed possession would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The applicable Company Party has a good and valid leasehold interest in the Leased Real Property free and clear of all Liens, except where the failure to do so would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. No Company Party owns a fee interest in any real property other than any fee title to oil and gas properties described in Section 3.17.1 above.

3.18	No Undisclosed Relationships. There are no Contracts or other direct or indirect relationships (a “Related Party Agreement”) existing as of the date hereof between or among any Company Party, on the one hand, and any director, officer or greater than five percent (5%) stockholder of any Company Party, on the other hand, that is required by the Exchange Act to be described in the Company Information and that is not so described, except for the transactions contemplated by this Agreement. Any Related Party Agreement existing as of the date hereof is described in the Company Information. None of the Company Parties or their Affiliates has made or is liable for payments to any current or former director, officer or employee of the Company Parties or to any Affiliate of any of the foregoing, other than salaries or fees for services rendered and reimbursable business expenses, in each case incurred in the ordinary course of business consistent with past practice, benefits under the Company Plans, or except as expressly disclosed in the Company’s Form 10-Q for the quarterly period ended September 30, 2020.

3.19	Licenses and Permits. Each Company Party possesses or has access to all licenses, certificates, permits and other authorizations issued by, and has made all declarations and filings with, the appropriate Governmental Authority that are necessary for the ownership or lease of its respective properties and the conduct of its business, except where the failure to possess, make or give the same would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. No Company Party (a) has received notice of any revocation or modification of any such license, certificate, permit or authorization or (b) has reason to believe that any such license, certificate, permit or authorization will not be renewed in the ordinary course, except to the extent that any of the foregoing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.20	Environmental. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, since December 31, 2017 or as is otherwise unresolved: (a) no written notice, claim, demand, request for information, order, complaint or penalty has been received by any Company Party and there are no Legal Proceedings pending or, to the Knowledge of the Company, threatened, in each case which allege a violation of or liability under any Environmental Laws, relate to any Company Party and have not been settled or resolved, (b) each Company Party has all environmental permits, licenses and other approvals, and has maintained all financial assurances, necessary for its operations to comply with all applicable Environmental Laws and is, and during the term of all applicable statutes of limitation, has been, in compliance with the terms of such permits, licenses and other approvals and with all other applicable Environmental Laws, (c) to the Knowledge of the Company, no Hazardous Material has been released at, on or under any property currently owned, operated or leased by any Company Party in a manner or circumstance or condition that would reasonably be expected to give rise to any cost, liability or obligation of any Company Party under any Environmental Laws, (d) to the Knowledge of the Company, no Hazardous Material has been generated, owned, treated, stored, handled or controlled by any Company Party or transported by any Company Party to or released by any Company Party at any location in a manner that would reasonably be expected to give rise to any cost, liability or obligation of any Company Party under any Environmental Laws, (e) except for leases of the Leased Real Property, there are no written agreements in which any Company Party has expressly assumed or undertaken responsibility for any known or contingent liability or obligation of any other Person arising under or relating to Environmental Laws, which in any such case has not been filed or posted by the Company as Company Information or made available to the Backstop Parties prior to the date hereof, and (f) no Company Party has entered into any consent decree, settlement or other agreement with any Governmental Authority or is subject to any order issued by any Governmental Authority relating to any Environmental Laws or Hazardous Materials.

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3.21	Tax Matters.

3.21.1	Each of the Company Parties has filed or caused to be filed all material U.S. federal, state, provincial, local and non-U.S. Tax returns required to have been filed by it and (b) each such Tax return is true and correct in all material respects.

3.21.2	Each of the Company Parties has timely paid or caused to be timely paid all material Taxes required to be paid by it (whether or not shown on any Tax returns) or made adequate provision (to the extent required in accordance with GAAP) for the payment thereof other than those Taxes the payment of which are discharged by order of the Bankruptcy Court as part of the Chapter 11 Cases.

3.21.3	With respect to the Company Parties, other than in connection with the Chapter 11 Cases and other than Taxes or assessments that are being contested in good faith or are not expected to result in material negative adjustments to the Company Parties taken as a whole, (a) there are no claims being asserted by any Governmental Authority in writing with respect to any Taxes, (b) no presently effective waivers or extensions of statutes of limitations with respect to Taxes have been given or requested (other than pursuant to extensions of time to file Tax returns obtained in the ordinary course of business) and (c) no Tax returns are being examined by, and no written notification of intention to examine a Tax return has been received from, the Internal Revenue Service or any other Governmental Authority charged with the administration and collection of Taxes.

3.22	Employee Benefit Plans.

3.22.1	Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (a) all employee benefit plans of the Company Parties (the “Company Plans”, each of them a “Company Plan”) comply in form and in operation in all material respects with their terms and with all applicable Laws; and (b) no Company Party, nor any ERISA Affiliate of a Company Party, in the six (6) years preceding the date hereof has contributed to, or incurred any liability or obligation with respect to, any employee benefit plan subject to Title IV of ERISA or any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA.

3.22.2	Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, there are no pending, or to the Knowledge of the Company, threatened Legal Proceedings asserted or instituted against any Company Plan or any Person as fiduciary or sponsor of any Company Plan, in each case other than claims for benefits in the normal course.

3.22.3	Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (a) all other compensation and benefit arrangements of the Company Parties comply and have complied in both form and operation with their terms and all applicable Laws and legal requirements, and (b) no Company Party could reasonably be expected to have any obligation to provide any individual with a “gross up” or similar payment in respect of any Taxes that may become payable under section 409A or 4999 of the Internal Revenue Code.

3.22.4	Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, there are (a) no labor disputes against the Company Parties, or, to the Knowledge of the Company, threatened against any Company Party, and (b) no claims of unfair labor practices, charges or grievances pending against any Company Party, or to the Knowledge of the Company, threatened against any of them by any Person. No employees of the Company Parties are unionized and there has not been in the past three (3) years any organized efforts or demand for recognition or certification or attempt to organize employees of the Company Parties by any labor organization.

3.22.5	Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) since December 31, 2017, each Company Party has complied and is currently in compliance with all Laws and legal requirements in respect of personnel, employment and employment practices, (b) all service providers of the Company Parties are correctly classified as employees, independent contractors, or otherwise for all purposes (including any applicable Tax and employment policies or Law), and (c) since December 31, 2017, the Company Parties have not and are not engaged in any unfair labor practice.

3.22.6	Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company Parties have not incurred any liability or obligation under the Worker Adjustment and Retraining Notification Act and the regulations promulgated thereunder, or any similar state or local Law that remains unsatisfied.

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3.23	Internal Control Over Financial Reporting. Except as disclosed in the Company’s public filings pursuant to the Exchange Act or as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company has established and maintains a system of internal control over financial reporting that has been designed to provide reasonable assurances regarding the reliability of financial reporting (within the meaning of Rules 13(a)-15(f) and 15(d) – 15(f) under the Exchange Act) and the preparation of financial statements for external purposes in accordance with GAAP. Except as disclosed in the Company’s public filings pursuant to the Exchange Act, to the Knowledge of the Company, there are no material weaknesses in the Company’s internal control over financial reporting as of the date hereof.

3.24	Disclosure Controls and Procedures. Except disclosed in the Company’s public filings pursuant to the Exchange Act or as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company maintains disclosure controls and procedures designed to ensure that information required to be disclosed by the Company under the Exchange Act in its Company Information is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, including information that is accumulated and communicated to management of the Company as appropriate to allow timely decisions regarding required disclosure.

3.25	Material Contracts. Other than as a result of the Chapter 11 Cases, all Material Contracts are valid, binding and enforceable by and against the Company Parties that are party thereto and, to the Knowledge of the Company, each other party thereto (except where the failure to be valid, binding or enforceable does not constitute a Material Adverse Effect), and since December 31, 2018, no written notice to terminate, in whole or part, any Material Contract has been delivered to any Company Party (except where such termination would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect). Except as listed on Schedule 3 hereto, no Company Party nor, to the Knowledge of the Company, any other party to any Material Contract, is in material default or breach under the terms thereof, in each case, except for such instances of material default or breach that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.26	Insurance. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect: (a) the Company Parties have insured their properties and assets against such risks and in such amounts as are customary for companies engaged in similar businesses; (b) all premiums due and payable in respect of material insurance policies maintained by the Company Parties have been paid; (c) the Company reasonably believes that the insurance maintained by or on behalf of the Company Parties is adequate in all material respects; and (d) as of the date hereof, to the Knowledge of the Company, no Company Party has received notice from any insurer or agent of such insurer with respect to any material insurance policies of any Company Party of cancellation or termination of such policies, other than such notices which are received in the ordinary course of business or for policies that have expired in accordance with their terms.

3.27	Intellectual Property.

3.27.1	All of the registrations, issuances and applications with respect to all Owned IP that is registered issued or the subject of a pending application (the “Registered IP”) are valid, in full force and effect and have not expired or been cancelled, abandoned or otherwise terminated, and payment of all renewal and maintenance fees and expenses in respect thereof, and all filings related thereto, have been duly made.

3.27.2	Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect: (a) each Company Party exclusively owns and possesses the entire right, title and interest in and to all Registered IP, free and clear of all Liens; (b) the material Registered IP is subsisting and, to the Knowledge of the Company, valid and enforceable; and (c) the Company Parties have taken reasonable steps under the circumstances to preserve, maintain and protect all material Owned IP.

3.27.3	Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, no Person possesses any Intellectual Property that materially restricts the use or registration anywhere in the world by the Company Parties of any material Mark used in the Company Parties’ respective businesses (other than Marks licensed from a third Person to the Company Parties pursuant to a Material Contract, but including any Marks constituting Registered IP). No Person possesses any Intellectual Property sufficient to successfully cancel or otherwise invalidate any such Mark on grounds of prior use, registration, fraud, lack of distinctiveness, or other defects or circumstances.

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3.27.4	Since December 31, 2017, there are no and there have not been any material Legal Proceedings pending or threatened in writing against or affecting any Company Party asserting or relating to (a) any material invalidity, misuse, misappropriation or unenforceability of or challenging the ownership or scope of any of the Owned IP, or (b) any material infringement, dilution, or misappropriation by, or conflict with, any Person with respect to any Intellectual Property (including any material demand or request that a Company Party license any rights from any Person). To the Knowledge of the Company, none of the Company Parties or the conduct of any of their respective businesses (including any manufacture, marketing, distribution, importation, offer for sale, sale, or use of any of their respective products) has materially infringed, misappropriated, diluted, or conflicted with, or does materially infringe, misappropriate, dilute, or conflict with, any Intellectual Property of any other Person. To the Knowledge of the Company, no material Owned IP has been infringed, misappropriated, diluted, or conflicted by any other Person.

3.27.5	The Company Parties uses commercially reasonable efforts to protect the confidentiality, integrity and security of the IT Systems and all information stored or contained therein or transmitted thereby from any unauthorized use, access, interruption or modification by third parties. The Company Parties have taken reasonable precautions to ensure that all material It Systems (a) are fully functional and operate and run in a reasonable and efficient business manner and (b) conform in all material respects to the specifications and purposes thereof. The Company Parties have an adequate disaster recovery and business continuity plan in place with respect to the material IT Systems and have adequately tested such plan for effectiveness. Since December 31, 2017 there have not been any malfunctions, breakdowns, unplanned downtime, service interruptions, or continued substandard performance with respect to material IT Systems that have disrupted the business of any Company Party that have not been remedied or replaced in all material respects. To the Knowledge of the Company, there have been no actual or alleged security breaches or unauthorized use, access or intrusions, of any IT System or any personal information, payment card information, data, or any other such information (including data of any customer of any Company Party) used, collected, maintained, or stored by or on behalf of any Company Party (or any loss, destruction, compromise, or unauthorized disclosure thereof). The IT Systems are adequate for the operation of the businesses of the Company Parties as currently conducted in all material respects.

3.28	No Other Representations and Warranties. Except for the representations and warranties contained in this Article III (including the related portions of the Company Disclosure Schedule, the RSA, the Plan, the Rights Offering Documents and the Definitive Documents), none of the Company Parties has made or makes any other express or implied representation or warranty, either written or oral, on behalf of the Company Parties, including any representation or warranty as to the accuracy or completeness of any information regarding the Company Parties furnished or made available to the Backstop Parties and their Affiliates or as to the future revenue, profitability or success of the Company Parties, or any representation or warranty arising from statute or otherwise in Law.

4.	REPRESENTATIONS AND WARRANTIES OF EACH BACKSTOP PARTY

Each Backstop Party hereby severally and not jointly represents and warrants, on its own behalf and in its capacity as investment manager for its managed funds and accounts party hereto, if any, to the Company as of the date of this Agreement:

4.1	Organization. The Backstop Party is duly organized, validly existing and in good standing (or equivalent thereof) under the Laws of the jurisdiction of its organization.

4.2	Due Authorization. The Backstop Party has the requisite power and authority to enter into, execute and deliver this Agreement and to perform its obligations hereunder and has taken all necessary action required for the due authorization, execution, delivery and performance by it of this Agreement.

4.3	Due Execution; Enforceability. This Agreement has been duly and validly executed and delivered by the Backstop Party and constitutes its legally valid and binding obligation, enforceable against it in accordance with its terms.

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4.4	No Registration Under the Securities Act; Selling Restrictions. Each Backstop Party acknowledges that the New Convertible Preferred Stock to be purchased by it, or to be issued to it in respect of the Backstop Commitment Premium, in each case, pursuant to the terms of this Agreement have not been registered under the Securities Act by reason of specific exemptions and the Company is relying on the truth and accuracy of, and such Backstop Party’s compliance with, the representations, warranties, agreements, acknowledgements and understandings of such Backstop Party set forth herein, and that the Company shall not be required to effect any registration under the Securities Act, or any state securities Law, of the New Convertible Preferred Stock. Each Backstop Party understands and agrees that it will not offer, resell, pledge or otherwise transfer the New Convertible Preferred Stock unless the New Convertible Preferred Stock are offered, resold, pledged or otherwise transferred in accordance with any applicable securities Laws of the United States or any state thereof.

4.5	Acquisition for Investment. The New Convertible Preferred Stock is being acquired under this Agreement by the Backstop Party in good faith solely for its own account, for investment and not with a view toward, or for resale in connection with, distribution within the meaning of the Securities Act.

4.6	No Conflicts. The execution, delivery, and, subject to the terms and conditions of this Agreement, performance by such Backstop Party of this Agreement and the consummation of the transactions contemplated hereunder, do not and will not (a) violate any provision of the organizational documents of such Backstop Party or (b) conflict with or violate any Law or order applicable to such Backstop Party or any of its respective assets or properties, except for any such conflict, violation, breach or default that would not, individually or in the aggregate, reasonably be expected to result in a material adverse effect on the ability of the Backstop Parties to timely consummate the transactions contemplated by this Agreement.

4.7	Consents and Approvals. No consent, approval, order, authorization, filing, notice, registration or qualification of or with any Governmental Authority having jurisdiction over such Backstop Party is required in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby.

4.8	Investor Representation. It is (i) a qualified institutional buyer as defined in Rule 144A of the Securities Act and (ii) an institutional accredited investor as defined in Rule 501(a)(1), (2), (3), (7), or (8) under the Securities Act.

4.9	Investment Experience. It has substantial experience in evaluating and investing in securities and acknowledges that it is capable of evaluating the merits and risks of, and can bear the economic risk of entering into, the transactions contemplated by this Agreement, and that each Backstop Party’s financial condition and investments are such that it is in a financial position to bear the economic risk of and withstand a complete loss of such investment.

4.10	Sufficiency of Funds. As of the Effective Date, each Backstop Party shall have available funds sufficient to pay its applicable Funding Amount, including the Backstop Obligation of such Backstop Party as of the date thereof.

4.11	Ownership.

4.11.1	As of the date hereof, each Backstop Party and its Affiliates are, collectively, the beneficial owner of, or the investment advisor or manager for the beneficial owner of, the aggregate principal amount of Notes set forth opposite such Backstop Party’s name under the column “Face Amount of Notes Beneficially Owned or Managed on Account of” on Schedule 2 attached hereto.

4.11.2	As of the date hereof, such Backstop Party or its applicable Affiliates has the full power to vote, dispose of and compromise at least the aggregate principal amount of the Notes set forth opposite such Backstop Party’s name under the column “Face Amount of Notes Held” on Schedule 2 attached hereto.

4.11.3	Such Backstop Party has not entered into any Contract to transfer, in whole or in part, any portion of its right, title or interest in such Notes where such transfer would prohibit such Backstop Party from complying with the terms of this Agreement.

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4.12	Legal Proceedings. There are no Legal Proceedings pending or, to the knowledge of such Backstop Party, threatened to which the Backstop Party is a party or to which any property of the Backstop Party is the subject, in each case that will (or would be reasonably likely to) materially prohibit, delay or adversely impact such Backstop Party’s timely performance of its obligations under this Agreement.

4.13	No Broker’s Fee. None of the Backstop Parties or their Affiliates is a party to any Contract with any Person (other than this Agreement) that would give rise to a valid claim against the Company for a brokerage commission, finder’s fee or like payment in connection with the Rights Offering or the sale of the Remaining Shares.

4.14	Independent Investigation.

4.14.1	Each of the Backstop Parties has conducted its own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) or assets of the Company Parties, and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of the Company Parties for such purpose.

4.14.2	Each of the Backstop Parties acknowledges and agrees that: (i) none of the Company Parties, nor any other Person on behalf of the Company Parties has made any representation or warranty, expressed or implied, as to the Company Parties, or the accuracy or completeness of any information regarding the Company Parties furnished or made available to the Backstop Parties and its representatives, or any other matter related to the transactions contemplated herein, except as expressly set forth in this Agreement, the RSA, the Plan, the Rights Offering Documents and the Definitive Documents; (ii) such Backstop Party has not relied on any representation or warranty from the Company Parties or any other Person on behalf of the Company Parties in determining to enter into this Agreement, except as expressly set forth in this Agreement; and (iii) none of the Company Parties or any other Person acting on behalf of the Company Parties shall have any liability to such Backstop Party or any other Person with respect to the future revenue, profitability or success of the Company Parties, except as set forth in this Agreement, the RSA, the Plan, the Rights Offering Documents and the Definitive Documents.

4.14.3	The Company acknowledges and agrees that: (i) none of the Backstop Parties, nor any other Person on behalf of the Backstop Parties has made any representation or warranty, expressed or implied, as to the Backstop Parties, or the accuracy or completeness of any information regarding the Backstop Parties furnished or made available to the Company and its representatives, or any other matter related to the transactions contemplated herein, except as expressly set forth in this Agreement; and (ii) the Company has not relied on any representation or warranty from the Backstop Parties or any other Person on behalf of the Backstop Parties in determining to enter into this Agreement, except as expressly set forth in this Agreement.

5.	COVENANTS

5.1	Conduct of Business. Except as expressly set forth in this Agreement, the Definitive Documents or with the prior written consent of the Required Backstop Parties (not to be unreasonably withheld or delayed and taking into account the pendency of the Chapter 11 Cases), during the period from the date of this Agreement to the earlier of the Effective Date and the date on which this Agreement is terminated in accordance with its terms:

(a) the Company shall, and shall cause each of the other Company Parties to, carry on its business in the ordinary course and use its commercially reasonable efforts to: (i) preserve intact its current business and business organizations in all material respects; (ii) with the exception of those certain transportation contracts listed on Schedule 4 hereto, preserve its material relationships with customers, sales representatives, suppliers, licensors, licensees, distributors and others having material business dealings with any of the Company Parties in connection with their business; (iii) file or post Company Information within the time periods required under the Exchange Act, or reasonably promptly thereafter, in each case in accordance with ordinary course of business consistent with past practice; (iv) maintain its physical assets, properties and facilities in all material respects in their current working order, condition and repair as of the date hereof, ordinary wear and tear excepted; (v) operate its businesses in compliance with all applicable Laws in all material respects; and (vi) maintain all insurance policies, or suitable replacements therefor, in full force and effect through the close of business on the Effective Date in all material respects; and (b) the Company shall not: (i) sell, license to any Person, transfer, assign, abandon, subject to a security interest, or allow to lapse or expire any Intellectual Property (other than expiration of any issued or registered Intellectual Property at the end of its respective maximum statutory term); or (ii) enter into any transaction that is material to the Company Parties’ business other than (A) transactions in the ordinary course of business that are consistent with prior business practices of the Company Parties, and (B) transactions expressly contemplated by the RSA and the Plan.

For the avoidance of doubt and without limiting the generality of the foregoing, the following shall be deemed to occur outside of the ordinary course of business of the Company Parties and shall require the prior written consent of the Required Backstop Parties unless the same would otherwise be permissible under the RSA or the Plan: (a) material amendments of the Company’s certificate of incorporation and bylaws or other organizational documents; (b) adopting any new executive compensation or retention plans; or (c) approving or adopting any executive bonuses or retention payments.

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5.2	Non-Disclosure of Holdings Information. The Company shall not, and shall cause each of the other Company Parties not to, disclose publicly Schedule 2 to this Agreement or the information set forth thereon or the holdings information of any Backstop Party as of the date hereof or any time hereafter; provided, that in connection with the Chapter 11 Cases, on or after the Petition Date, the Company Parties may file this Agreement with the Bankruptcy Court and the SEC, but shall redact Schedule 2 and any holdings information of any Backstop Party set forth in Schedule 2; provided, further, that the Company shall be permitted to disclose in connection with the Chapter 11 Cases, on or after the Petition Date, the aggregate principal amount of, and aggregate percentage of, the Notes held by the Backstop Parties and Consenting Creditors, in each case, as a group.

5.3	Use of Proceeds. The Company will apply the proceeds from the Rights Offering for purposes identified in the Plan and other Definitive Documents.

5.4	Blue Sky. The Company shall, on or before the Effective Date, take such action as the Company shall reasonably determine is necessary in order to obtain an exemption for or to qualify the Convertible Preferred Stock to be issued pursuant to this Agreement, at the Effective Date, under applicable securities and “Blue Sky” Laws of the states of the United States (or to obtain an exemption from such qualification). The Company shall timely make all filings and reports relating to the offer and sale of the Remaining Shares issued hereunder required under applicable securities and “Blue Sky” Laws of the states of the United States following the Effective Date. The Company shall pay all fees and expenses in connection with satisfying its obligations under this Section 5.4.

5.5	Rights Offering. Subject to the terms and conditions of this Agreement and the RSA, the Company shall use commercially reasonable efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable in order to consummate and effectuate the Rights Offering in accordance with the Plan, the RSA, the Definitive Documents and this Agreement.

5.6	The New Convertible Preferred Stock. Subject to the entry of the Confirmation Order and the occurrence of the Effective Date, the New Convertible Preferred Stock, when issued, will be duly and validly issued and outstanding and will be fully paid and non-assessable. As of the Effective Date, the Company shall have the ability to issue sufficient New Convertible Preferred Stock to consummate the transaction contemplated under this Agreement, the RSA and the Plan.

5.7	Backstop Notice. The Company shall determine the aggregate amount of Remaining Shares and Purchase Price, if any, set forth in the Backstop Notice in good faith, and shall direct the Subscription Agent to provide such written backup relating to the calculation thereof as the Backstop Parties may reasonably request.

5.8	Facilitation. The Company shall use commercially reasonable efforts to, and cause each of the other Company Parties to, and each Backstop Party shall use commercially reasonable efforts to, support and take all actions necessary or reasonably requested by the Required Backstop Parties to facilitate the Rights Offering and confirmation and consummation of the Plan within the timeframes contemplated by the RSA.

5.9	Access to Information; Confidentiality. Subject to applicable Law, upon reasonable, prior written notice given prior to the Effective Date and for a reasonable business purpose, the Debtors shall afford the Backstop Parties and the Backstop Party Professionals upon request, reasonable access, during normal business hours and without unreasonable disruption or interference with the business or operations of the Company Parties or any of their Subsidiaries, to the Debtors’ properties, books, assets, Contracts and records and, prior to the Effective Date, the Debtors shall furnish promptly to such parties all reasonable information concerning the Debtors’ business, properties and personnel as may reasonably be requested by any such party; provided that the foregoing shall not require the Company to: (i) permit any inspection, or disclose any information, that in the reasonable judgment of the Company, would cause any of the Company Parties or any of their Subsidiaries to violate any of their respective obligations with respect to confidentiality to a third-party; (ii) disclose any legally privileged information of any of the Company Parties or any of their Subsidiaries; (iii) violate any applicable Law; or (iv) permit any invasive environmental sampling; provided, that, in each case, the Company Parties will use commercially reasonably efforts to use a method of disclosure which would not cause such violation of confidentiality obligations, compromise such privilege or cause such violation of applicable Law. All requests for information and access made in accordance with this Section 5.9 shall be directed to Kirkland and Ellis LLP (“Kirkland”), Perella Weinberg Partners L.P. (“Perella”) or any other entity or person identified by any of them in writing; provided, however, that the Backstop Parties may initiate communications with the Company’s officers, directors or management with the advance written consent of Kirkland or Perella.

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5.10	Regulatory Approvals.

5.10.1	Each Party agrees to use commercially reasonable efforts to make all filings and to obtain all consents, approvals and authorizations required to be obtained from any governmental authority, in each case in order to consummate the transactions contemplated hereby, and to make effective the Plan and the Rights Offering Documents, including (i) if applicable, filing, or causing to be filed, the Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated by this Agreement with the Antitrust Division of the United States Department of Justice and the United States Federal Trade Commission and any filings (or, if required by any Antitrust Authority, any drafts thereof) under any other Antitrust Laws that are necessary to consummate and make effective the transactions contemplated by this Agreement as soon as reasonably practicable after the commencement of the Rights Offering (and with respect to any filings required pursuant to the HSR Act, if any, no later than five (5) Business Days following the date of the commencement of the Rights Offering) and (ii) promptly furnishing any documents or information reasonably requested by any Antitrust Authority.

5.10.2	The Company and each Backstop Party subject to an obligation pursuant to the Antitrust Laws to notify any transaction contemplated by this Agreement, the RSA, the Plan or the Rights Offering Documents that has notified the Company in writing of such obligation (each such Backstop Party, a “Filing Party”) agree to reasonably cooperate with each other as to the appropriate time of filing such notification and its content. The Company and each Filing Party shall, to the extent permitted by applicable Law: (i) promptly notify each other of, and if in writing, furnish each other with copies of (or, in the case of material oral communications, advise each other orally of) any material communications from or with an Antitrust Authority; (ii) not participate in any meeting with an Antitrust Authority unless it consults with each other Filing Party and the Company, as applicable, in advance and, to the extent permitted by the Antitrust Authority and applicable Law, give each other Filing Party and the Company, as applicable, a reasonable opportunity to attend and participate thereat; (iii) furnish each other Filing Party and the Company, as applicable, with copies of all material correspondence and communications between such Filing Party or the Company and the Antitrust Authority; (iv) furnish each other Filing Party with such necessary information and reasonable assistance as may be reasonably necessary in connection with the preparation of necessary filings or submission of information to the Antitrust Authority; and (v) not withdraw its filing, if any, under the HSR Act without the prior written consent of the Backstop Parties and the Company.

5.10.3	Should a Filing Party be subject to an obligation under the Antitrust Laws to jointly notify with one or more other Filing Parties (each, a “Joint Filing Party”) any transaction contemplated by this Agreement, the RSA, the Plan or the Rights Offering Documents, such Joint Filing Party shall promptly notify each other Joint Filing Party of, and if in writing, furnish each other Joint Filing Party with copies of (or, in the case of material oral communications, advise each other Joint Filing Party orally of) any communications from or with an Antitrust Authority.

5.10.4	The Company and each Filing Party shall use their commercially reasonable efforts to obtain all authorizations, approvals, consents, or clearances under any applicable Antitrust Laws or to cause the termination or expiration of all applicable waiting periods under any Antitrust Laws in connection with the transactions contemplated by this Agreement at the earliest possible date after the date of filing. The communications contemplated by this Section 5.10 may be made by the Company or a Filing Party on an outside counsel-only basis or subject to other agreed upon confidentiality safeguards.

6.	CONDITIONS TO THE BACKSTOP PARTIES’ CLOSING OBLIGATIONS

6.1	Conditions to the Backstop Parties’ Closing Obligations. The obligation of the Backstop Parties to consummate the Backstop Purchase shall be subject to the satisfaction of each of the following conditions on the Effective Date:

6.1.1	Certain Documents. Each of the Exit Facility Documents, the Rights Offering Documents and the Definitive Documents is in form and substance substantially in accordance with the RSA or as otherwise set forth in the Plan, and otherwise reasonably acceptable to the Required Backstop Parties.

6.1.2	Agreements. The RSA and this Agreement shall not have been terminated.

6.1.3	Antitrust Approval. All terminations or expirations of waiting periods imposed by any Governmental Authority required under any Antitrust Laws, if applicable, shall have occurred and other notifications, consents, authorizations and approvals required to be made or obtained from any Governmental Authority any Antitrust Law, if applicable, shall have been made or obtained for the transactions contemplated by this Agreement

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6.1.4	Approval Order. The Bankruptcy Court shall have entered the Approval Order in form and substance acceptable to the Required Backstop Parties, and such order shall not be reversed, stayed, dismissed, vacated, reconsidered, modified or amended in any material respect (other than in accordance with the terms of this Agreement or the RSA).

6.1.5	Confirmation Order. The Bankruptcy Court shall have entered the Confirmation Order in form and substance acceptable to the Required Backstop Parties and such order shall not be reversed, stayed, dismissed, vacated, reconsidered, modified or amended in any material respect (other than in accordance with the terms of this Agreement or the RSA).

6.1.6	Plan. The Company and all of the other Company Parties shall have complied in all material respects with the terms of the Plan, once filed, that are to be performed by the Company and the other Company Parties on or prior to the Effective Date, and the conditions to the occurrence of the Effective Date (other than the consummation of the Backstop Purchase) set forth in the Plan shall have been satisfied or waived in accordance with the terms of the Plan.

6.1.7	Expense Reimbursement. The Company shall have paid the Expense Reimbursement in full in cash, or such amount shall be paid concurrently with the Effective Date, in each case, to the extent invoiced in accordance with the terms hereof.

6.1.8	Rights Offering. The Rights Offering shall have been conducted in accordance with this Agreement and the Rights Offering Documents and the New Convertible Preferred Stock and New Common Stock shall have been issued free and clear of all Liens.

6.1.9	Backstop Notice. The Backstop Parties shall have received the Backstop Notice in accordance with the terms of this Agreement.

6.1.10	Material Adverse Effect. Since the date of this Agreement, there shall not have occurred a Material Adverse Effect.

6.1.11	Representations and Warranties.

(a)	The representations and warranties of the Company contained in Section 3.1, Section 3.2 Section 3.3 and Section 3.13 shall be true and correct in all respects on and as of the Effective Date (except for any de minimis inaccuracies) after giving effect to the Plan with the same effect as if made on and as of the Effective Date after giving effect to the Plan (except for such representations and warranties made as of a specified date, which shall be true and correct in all respects only as of the specified date, except for any de minimis inaccuracies).

(b)	The representations and warranties of the Company contained in this Agreement other than those referred to in clauses (a) above shall be true and correct (disregarding all materiality or Material Adverse Effect qualifiers) on and as of the Effective Date after giving effect to the Plan with the same effect as if made on and as of the Effective Date after giving effect to the Plan (except for such representations and warranties made as of a specified date, which shall be true and correct (disregarding all materiality or Material Adverse Effect qualifiers) only as of the specified date), except where the failure to be so true and correct would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

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6.1.12	Covenants. The Company, on behalf of itself and the other Company Parties, shall have performed and complied, in all material respects, with all of its respective covenants and agreements contained in this Agreement that contemplate, by their terms, performance or compliance prior to the Effective Date.

6.1.13	Officer’s Certificate. The Backstop Parties shall have received on and as of the Effective Date a certificate of the chief executive officer or chief financial officer of the Company confirming that the conditions set forth in Sections 6.1.10, 6.1.11 and Section 6.1.12 have been satisfied.

6.1.14	No Legal Impediment. No Law, Order or Legal Proceeding shall have been enacted, adopted or issued by or before any Governmental Authority that prohibits or materially restrains the consummation of the Restructuring or the transactions contemplated by this Agreement.

6.2	Conditions to the Company’s Closing Obligations. The obligation of the Company to consummate the Closing shall be subject to the satisfaction of each of the following conditions on the Effective Date:

6.2.1	Confirmation Order. The Bankruptcy Court shall have entered the Confirmation Order in form and substance reasonably acceptable to the Required Backstop Parties and such order shall not be reversed, stayed, dismissed, vacated, reconsidered, modified or amended in any material respect (other than in accordance with the terms of this Agreement or the RSA).

6.2.2	Plan. The conditions to the occurrence of the Effective Date (other than the consummation of the Rights Offering and the Backstop Purchase) set forth in the Plan shall have been satisfied or waived in accordance with the terms of the Plan.

6.2.3	Representations and Warranties. Each of the representations and warranties of each of the Backstop Parties, set forth in Section 4 hereof, shall be true and correct in all respects (disregarding all materiality qualifiers) as of the Effective Date (except with respect to representations and warranties that expressly speak of an earlier date, which shall be true and correct in all material respects (disregarding all materiality qualifiers) as of such date), except where the failure to be so true and correct would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Backstop Parties to consummate the transactions contemplated hereby or under the Plan or the RSA.

6.2.4	Covenants. Each of the Backstop Parties, on its own behalf and in its capacity as investment manager for its managed funds and accounts party hereto, if applicable, shall have performed and complied, in all material respects, with all of its respective covenants and agreements contained in this Agreement that contemplate, by their terms, performance or compliance prior to the Effective Date.

6.2.5	No Legal Impediment. No Law, Order or Legal Proceeding shall have been enacted, adopted or issued by or before any Governmental Authority that prohibits or materially restrains the consummation of the Restructuring or the transactions contemplated by this Agreement.

6.2.6	Antitrust Approval. All terminations or expirations of waiting periods imposed by any Governmental Authority required under any Antitrust Laws, if applicable, shall have occurred and other notifications, consents, authorizations and approvals required to be made or obtained from any Governmental Authority under any Antitrust Law, if applicable, shall have been made or obtained for the transactions contemplated by this Agreement.

6.2.7	Proceeds of Rights Offering. The Company shall have received each of the Backstop Party’s respective Funding Amounts in accordance with the terms of this Agreement.

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7.	INDEMNIFICATION AND CONTRIBUTION

7.1	Indemnification Obligations. The Company and the other Company Parties (the “Indemnifying Parties” and each, an “Indemnifying Party”) shall, jointly and severally, indemnify and hold harmless each Backstop Party and its Affiliates, equity holders, members, partners, general partners, managers, directors, officers and its and their respective representatives, attorneys, and controlling Persons (each, an “Indemnified Person”) from and against any and all losses, claims, damages, liabilities and costs and expenses (collectively, “Indemnified Losses”) that any such Indemnified Person may incur or to which any such Indemnified Person may become subject arising out of or in connection with this Agreement or the transactions contemplated hereby, or any Legal Proceeding relating to any of the foregoing, regardless of whether any Indemnified Person is a party thereto, whether or not such proceedings are brought by the Company, the other Company Parties, their respective equity holders, Affiliates, creditors or any other Person, and reimburse each Indemnified Person upon demand for reasonable and documented out-of-pocket legal or other third-party expenses of counsel (which, so long as there are no actual conflicts of interests among such Indemnified Persons, shall be limited to one law firm serving as counsel for the Indemnified Persons) incurred in connection with investigating, preparing to defend or defending, or providing evidence in or preparing to serve or serving as a witness with respect to, any Legal Proceeding relating to any of the foregoing (including in connection with the enforcement of the indemnification obligations set forth herein), irrespective of whether or not the transactions contemplated by this Agreement or the Plan are consummated or whether or not this Agreement is terminated; provided, that the foregoing indemnity will not, as to any Indemnified Person, apply to Indemnified Losses (a) as to a Defaulting Backstop Party, its Affiliates or any Indemnified Person related thereto, principally caused by a default by such Defaulting Backstop Party (or Indemnified Persons related thereto) or any breach by any Backstop Party (or Indemnified Persons related thereto) under this Agreement, or (b) to the extent they are found by a final, non-appealable judgment of a court of competent jurisdiction to arise from the willful misconduct or fraud of such Indemnified Person. Notwithstanding anything to the contrary in this Agreement, the Indemnifying Parties will not be liable for, and no Indemnified Person shall claim or seek to recover, any punitive, special, indirect or consequential damages.

7.2	Indemnification Procedure. Promptly after receipt by an Indemnified Person of notice of the commencement of any indemnified claim, challenge, litigation, investigation or proceeding (an “Indemnified Claim”), such Indemnified Person will, if a claim is to be made hereunder against an Indemnifying Party in respect thereof, notify such Indemnifying Party in writing of the commencement thereof; provided, that (a) the omission to so notify the Indemnifying Party will not relieve the Indemnifying Party from any liability that it may have hereunder except to the extent it has been materially and irrevocably prejudiced by such failure and (b) the omission to so notify the Indemnifying Party will not relieve the Indemnifying Party from any liability that it may have to such Indemnified Person other than on account of this Section 7.2 or otherwise under this Agreement. In case any such Indemnified Claims are brought against any Indemnified Person and it notifies the Indemnifying Party of the commencement thereof, the Indemnifying Party will be entitled to participate therein, and, at its election by providing written notice to such Indemnified Person, the Indemnifying Party will be entitled to assume the defense thereof, with counsel reasonably acceptable to such Indemnified Person; provided, that if the parties (including any impleaded parties) to any such Indemnified Claims include both such Indemnified Person and the Indemnifying Party and based on advice of such Indemnified Person’s counsel there are legal defenses available to such Indemnified Person that are different from or additional to those available to the Indemnifying Party, such Indemnified Person shall have the right to select separate counsel to assert such legal defenses and to otherwise participate in the defense of such Indemnified Claims; and provided, further, that the Indemnifying Party may not assume control of the defense of an Indemnified Claim (i) involving alleged or potential criminal liability, (ii) if such Indemnified Claim seeks primarily injunctive or other equitable relief against the Indemnified Party, (iii) if a bona fide conflict of interest exists between the Indemnifying Party and the Indemnified Party, or (iv) if the defense or prosecution of such Indemnified Claim has been tendered to the Indemnified Party’s insurance carrier and such insurance carrier has assumed the defense thereunder pursuant to such applicable insurance policy. Upon receipt of notice from the Indemnifying Party to such Indemnified Person of its election to so assume the defense of such Indemnified Claims with counsel reasonably acceptable to the Indemnified Person, the Indemnifying Party shall not be liable to such Indemnified Person for expenses incurred by such Indemnified Person in connection with the defense thereof or participation therein (other than reasonable and documented costs of investigation) unless (a) such Indemnified Person shall have employed separate counsel (in addition to any local counsel) in connection with the assertion of legal defenses in accordance with the proviso to the immediately preceding sentence (it being understood, however, that the Indemnifying Party shall not be liable for the expenses of more than one separate counsel representing the Indemnified Persons who are parties to such Indemnified Claims (in addition to one local counsel in each jurisdiction in which local counsel is required)), (b) after the Indemnifying Party assumes the defense of the Indemnified Claims, the Indemnified Person determines in good faith that the Indemnifying Party has failed or is failing to defend such claim and provides written notice of such determination and the basis for such determination, and such failure is not reasonably cured within ten (10) Business Days of receipt of such notice, or (c) the Indemnifying Party shall have authorized in writing the employment of counsel for such Indemnified Person.

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7.3	Settlement of Indemnified Claims. The Indemnifying Party shall not, without the prior written consent of an Indemnified Person (which consent shall not be unreasonably withheld, conditioned or delayed), effect any settlement compromise, consent to the entry of any judgment with respect to any pending or threatened Indemnified Claims in respect of which indemnity or contribution has been sought hereunder by such Indemnified Person unless (a) such settlement, compromise or consent includes an unconditional release of such Indemnified Person from all liability on the claims that are the subject matter of such Indemnified Claims and (b) such settlement, compromise or consent does not include any statement as to or any admission of fault, culpability or a failure to act by or on behalf of any Indemnified Person.

7.4	Contribution. If for any reason the foregoing indemnification is unavailable to any Indemnified Person or insufficient to hold it harmless from Indemnified Losses that are subject to indemnification pursuant to Section 7.1, then the Indemnifying Party shall contribute to the amount paid or payable by such Indemnified Person as a result of such loss in such proportion as is appropriate to reflect not only the relative benefits received by the Indemnifying Party, on the one hand, and such Indemnified Person, on the other hand, but also the relative fault of the Indemnifying Party, on the one hand, and such Indemnified Person, on the other hand, as well as any relevant equitable considerations. It is hereby agreed that the relative benefits to the Indemnifying Party, on the one hand, and all Indemnified Persons, on the other hand, shall be deemed to be in the same proportion as (a) the total value received or proposed to be received by the Company pursuant to the issuance and sale of the unsubscribed New Convertible Preferred Stock in the Rights Offering contemplated by this Agreement and the Plan bears to (b) the Backstop Commitment Premium paid or proposed to be paid to the Backstop Parties. The Indemnifying Parties also agree that no Indemnified Person shall have any liability based on their comparative or contributory negligence or otherwise to the Indemnifying Parties, any Person asserting claims on behalf of or in right of any of the Indemnifying Parties, or any other Person in connection with an Indemnified Claim.

7.5	Treatment of Indemnification Payments. All amounts paid by an Indemnifying Party to an Indemnified Person under this Article 7 shall, to the extent permitted by applicable Law, be treated as adjustments to the Purchase Price for all Tax purposes. The provisions of this Article 7 are an integral part of the transactions contemplated by this Agreement and without these provisions the Backstop Parties would not have entered into this Agreement. The Approval Order shall provide that the obligations of the Company under this Article 7 shall constitute allowed administrative expenses of the Debtors’ estate under sections 503(b) and 507 of the Bankruptcy Code and are payable without further order of the Bankruptcy Court, and that the Company may comply with the requirements of this Article 7 without further order of the Bankruptcy Court.

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8.	MISCELLANEOUS

8.1	Notice. Any notice or other communication required or which may be given pursuant to this Agreement will be in writing and either delivered personally to the addressee or sent via electronic mail, courier, by certified mail, or registered mail (return receipt requested), and will be deemed given when so delivered personally or sent via electronic mail, or, if mailed, five (5) calendar days after the date of mailing, as follows:

if to a Backstop Party, to the address or email address provided to the Company from time to time:

with a copy to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019

Attention: Alan Kornberg, Kenneth Schneider, Robert Britton, Chaim Theil

E-mail address: akornberg@paulweiss.com, kschneider@paulweiss.com, rbritton@paulweiss.com, ctheil@paulweiss.com if to the Company, to:

Gulfport Energy Corporation

14313 N. May Avenue, Suite 100

Oklahoma City, Oklahoma 73134

Attn.: Patrick Craine

E-mail address: pcraine@gulfportenergy.com

with copies to:

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

Attention: Steven N. Serajeddini, P.C.

E-mail address: steven.serajeddini@kirkland.com

and

Kirkland & Ellis LLP

300 North LaSalle Street

Chicago, IL 60654

Attention: Christopher S. Koenig

E-mail address:

chris.koenig@kirkland.com

with copies to:

Latham & Watkins LLP

885 Third Avenue

New York, NY 10022

Attention: Trevor Womack, Adam Goldberg, and Hugh Murtagh

E-mail address: trevor.womack@lw.com, adam.goldberg@lw.com, and hugh.murtagh@lw.com

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8.2	Assignment. Except as described in this Section 8.2, this Agreement will be binding upon and inure to the benefit of each and all of the Parties, and neither this Agreement nor any of the rights, interests or obligations hereunder will be assigned by any of the Parties without the prior written consent of the Company. Notwithstanding the foregoing, any Backstop Party may assign or reallocate its rights and obligations hereunder (including its Backstop Commitment, Backstop Obligation, Subscription Rights and right to receive its Backstop Commitment Premium) prior to the Effective Date, in whole or in part, to (a) any other Consenting Noteholder in a manner consistent with the terms of the RSA that agrees as part of such assignment to assume such Backstop Party’s Backstop Commitment, Backstop Obligation, Subscription Rights and/or right to receive its Backstop Commitment Premium, as applicable, or (b) any Backstop Party or to any of its or their Affiliates (and/or any Affiliate thereof); provided, that, in each case, any such assignment shall not release such Backstop Party from any of its obligations under this Agreement in the event that such assignee does not fulfill its obligations hereunder; provided, further, that (i) such assignee and the assigning Backstop Party shall have duly executed and delivered to the Company and Kirkland a written notice of such assignment in substantially the form attached as Exhibit A hereto (a “Notice of Assignment”); and (ii) with respect to any assignee that is not a party to this Agreement, such assignee shall be required, by delivery of an executed agreement in substantially the form attached as Exhibit B hereto (a “Joinder Agreement”), to be bound by the obligations of such assignee’s assigning Backstop Party hereunder. Upon the effectiveness of any assignment pursuant to this Section 8.2, the Company shall promptly update Schedule 2 hereto to reflect such assignment.

8.3	Survival. Subject to Section 8.12, (a) all representations and warranties made in this Agreement and the schedules attached hereto shall not survive the Effective Date (other than in the case of actual and intentional fraud) and (b) covenants and agreements that by their terms are to be satisfied after the Effective Date, including, without limitation, the Expense Reimbursement set forth in Section 2.3.1 and the covenants set forth in Section 5.3, shall survive the Effective Date until satisfied in accordance with their terms.

8.4	Entire Agreement. This Agreement, including the terms of the agreements contemplated hereby and referred to herein (including the RSA and Rights Offering Documents), contain the entire agreement by and between the Company and the Backstop Parties with respect to the transactions contemplated by this Agreement and supersedes all prior agreements and representations, written or oral, with respect thereto. To the extent there is an inconsistency between the provisions in this Agreement and the agreements contemplated hereby and referred to herein, the provisions in this Agreement shall control. To the extent there is an inconsistency between the provisions in this Agreement and the Plan, the Plan shall control; provided, that notwithstanding anything to the contrary in the Plan (including any amendments, supplements or modifications thereto) or the Confirmation Order (and any amendments, supplements or modifications thereto) or an affirmative vote to accept the Plan submitted by any Backstop Party, nothing contained in the Plan (including any amendments, supplements or modifications thereto) or Confirmation Order (including any amendments, supplements or modifications thereto) shall alter, amend or modify the rights of the Backstop Parties under this Agreement unless such alteration, amendment or modification has been made in accordance with Section 8.5.

8.5	Waivers and Amendments. This Agreement may be amended, modified or superseded, and the terms and conditions of this Agreement may be waived, only by a written instrument signed by the Company and the Backstop Parties whose aggregate Backstop Commitment and Subscription Price represents at least two-thirds of the Aggregate Commitment Amount (the “Required Backstop Parties”); provided, that, notwithstanding anything to the contrary in this Agreement, no amendment that reduces or otherwise modifies the Backstop Commitment Premium, Purchase Price, or increases or otherwise modifies a Backstop Party’s Backstop Obligation or any other funding or financial obligation of any Backstop Party hererunder shall be effective against any Backstop Party without such Backstop Party’s prior written consent; provided, further, that Schedule 2 hereto may be amended with the prior written consent of all the Backstop Parties without the consent of the Company so long as the Aggregate Commitment Amount is not modified. No delay on the part of any Party in exercising any right, power or privilege pursuant to this Agreement will operate as a waiver thereof. No waiver on the part of any Party of any right, power or privilege pursuant to this Agreement, nor any single or partial exercise of any right, power or privilege pursuant to this Agreement, shall preclude any other or further exercise thereof or the exercise of any other right, power or privilege pursuant to this Agreement. The rights and remedies provided pursuant to this Agreement are cumulative and are not exclusive of any rights or remedies which any Party otherwise may have at law or in equity.

8.6	Governing Law; Jurisdiction; Venue; Process. This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to any conflict of laws principles that would require the application of the Law of any other jurisdiction. Each Party hereby irrevocably submits, for itself and its property, to the exclusive jurisdiction of the courts of the State of Delaware located in the County of New Castle, for purposes of all legal proceedings arising out of or relating to this Agreement or the transactions contemplated hereby. Each Party irrevocably waives, to the fullest extent permitted by Law, any objection which it may now or hereafter have to the laying of venue of any such proceeding brought in such a court and any claim that any such proceeding brought in such a court has been brought in an inconvenient forum. Notwithstanding the foregoing, during the pendency of the Chapter 11 Cases, all proceedings contemplated by this Section 8.6 shall be brought in the Bankruptcy Court.

8.7	Counterparts. This Agreement may be executed in two or more counterparts (including via facsimile or other electronic means), each of which will be deemed an original but all of which together will constitute one and the same instrument. All such counterparts will be deemed an original, will be construed together and will constitute one and the same instrument.

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8.8	Headings. The headings in this Agreement are for reference purposes only and will not in any way affect the meaning or interpretation of this Agreement.

8.9	Severability. In the event that any one or more of the provisions contained herein, or the application thereof in any circumstances, is held invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein will not be in any way impaired thereby, it being intended that all of the rights and privileges of the parties hereto will be enforceable to the fullest extent permitted by Law.

8.10	Termination. This Agreement shall terminate:

8.10.1	automatically if the RSA is terminated pursuant to the terms thereof;

8.10.2	if the Company and the Required Backstop Parties mutually agree in writing to terminate this Agreement;

8.10.3	at the Company’s election, by written notice to the Backstop Parties, in the event of a material breach of this Agreement by any Backstop Party or any Replacing Backstop Party that has prevented the satisfaction of any condition, or the Company’s or any Backstop Party’s performance of any of its obligations hereunder or under the RSA, if such violation or breach has not been waived by the Company or cured in all material respects by the applicable Backstop Party or Replacing Backstop Party within ten (10) Business Days after written notice thereof from the Company (provided, however, that the Company may not seek to terminate this Agreement based upon a material breach arising out of its own actions or omissions in breach hereof or if any of the Company Parties is then in material breach of this Agreement or the RSA); or

8.10.4	at the Required Backstop Parties’ election, by written notice to the Company, in the event that a material breach of this Agreement by any of the Company Parties has prevented the satisfaction of any condition to the effectiveness of the Plan, or the Company’s or any Backstop Party’s performance of any of its obligations hereunder or under the RSA, if such violation or breach has not been waived by the Required Backstop Parties or been cured in all material respects by the applicable Company Party within ten (10) Business Days after written notice thereof from the Backstop Parties (provided, however, that the Backstop Parties may not seek to terminate this Agreement based upon a material breach arising out of the actions or omissions of any Backstop Party in breach hereof or if any Backstop Party is then in material breach of this Agreement or the RSA).

8.11	Breach. Regardless of the termination of this Agreement pursuant to Section 8.10, each Party shall remain liable for any breaches of this Agreement prior to its termination.

8.12	Effect of Termination.

8.12.1	Upon termination of this Agreement pursuant to Section 8.10, this Agreement shall forthwith become void and there shall be no further obligations or liabilities on the part of the parties hereto; provided, that (a) the obligation of the Company to pay the Expense Reimbursement to Backstop Parties pursuant to Section 2.3.1 and to pay the Backstop Commitment Premium if payable pursuant to Sections 2.2.3, Section 2.4, and/or 8.12.2 shall survive the termination of this Agreement and shall remain in full force and effect until such obligation has been satisfied (except as otherwise set forth herein), (b) the provisions set forth in this Section 8.12, Section 8.13, Section 8.14, Section 8.16, Section 8.17, Section 8.18, Section 8.19 and Section 8.21 shall survive the termination of this Agreement in accordance with their terms and (c) subject to Section 8.14, nothing in this Section 8.12 shall relieve any Party from liability for its intentional fraud or any willful or intentional breach of this Agreement occurring prior to the date of termination of this Agreement. For purposes of this Agreement, “willful or intentional breach” means a breach of this Agreement that is a consequence of an intentional act undertaken by the breaching party with the knowledge that the taking of such act would, or would reasonably be expected to, cause a breach of this Agreement. For the avoidance of doubt, the failure to timely pay the Purchase Price by any of the Backstop Parties in accordance with the terms of this Agreement (and subject to the applicable cure period set forth in Section 8.10.3) shall constitute a willful breach of this Agreement.

8.12.2	If this Agreement is terminated by the Required Backstop Parties under Section 8.10.4, the Company shall, promptly after the date of such termination, pay the Backstop Commitment Premium; provided that the Backstop Commitment Premium is payable pursuant to Section 2.2.3 and, if applicable, Section 2.4, entirely in cash to each Backstop Party or its designee(s). The Backstop Commitment Premium shall (to the extent payable in cash hereunder) pursuant to an Approval Order, constitute allowed administrative expenses of the Debtors’ estates under sections 503(b) and 507 of the Bankruptcy Code and shall be payable by the Debtors as provided in this Agreement without further order of the Bankruptcy Court.

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8.13	Waiver of Jury Trial. EACH PARTY HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ALL RIGHTS TO TRIAL BY JURY IN ANY JURISDICTION IN ANY ACTION, SUIT OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF THIS AGREEMENT, WHETHER IN CONTRACT, TORT, EQUITY OR OTHERWISE.

8.14	Damages. Notwithstanding anything to the contrary in this Agreement, no Party will be liable for, and no Party shall claim or seek to recover, any punitive, special, indirect or consequential damages.

8.15	Specific Performance. The Parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the Parties shall be entitled to an injunction or injunctions without the necessity of posting a bond to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity. Unless otherwise expressly stated in this Agreement, no right or remedy described or provided in this Agreement is intended to be exclusive or to preclude a Party from pursuing other rights and remedies to the extent available under this Agreement, at law or in equity.

8.16	No Reliance. No Backstop Party or any of its Affiliates shall have any duties or obligations to the other Backstop Parties in respect of this Agreement, the transactions contemplated hereby, the Definitive Documents or the Restructuring, except those expressly set forth herein. Without limiting the generality of the foregoing, (a) no Backstop Party or any of its Affiliates shall be subject to any fiduciary or other implied duties to the other Backstop Parties, (b) no Backstop Party or any of its Affiliates shall have any duty to take any discretionary action or exercise any discretionary powers on behalf of any other Backstop Party, (c) no Backstop Party or any of its Affiliates shall have any duty to the other Backstop Parties to obtain, through the exercise of diligence or otherwise, to investigate, confirm, or disclose to the other Backstop Parties any information relating to the Company or any of its Affiliates that may have been communicated to or obtained by such Backstop Party or any of its Affiliates in any capacity, (d) no Backstop Party may rely, and each Backstop Party confirms that it has not relied, on any due diligence investigation that any other Backstop Party or any Person acting on behalf of such other Backstop Party may have conducted with respect to the Company or any of its Affiliates or any of their respective securities, and (e) each Backstop Party acknowledges that no other Backstop Party is acting as a placement agent, initial purchaser, underwriter, broker or finder with respect to its Backstop Obligation.

8.17	Publicity. Except as required by Law, at all times prior to the Effective Date or the earlier termination of this Agreement in accordance with its terms, the Company and the Backstop Parties shall consult with each other prior to issuing any press releases (and provide each other a reasonable opportunity to review and comment upon such release) or otherwise making public announcements with respect to the transactions contemplated by this Agreement. No Party may identify or use the name of any Backstop Party in connection with any press release or other public announcement related to this Agreement without the prior written consent of such Backstop Party.

8.18	Settlement Discussions. This Agreement and the transactions contemplated herein are part of a proposed settlement of a dispute between the Parties. Nothing herein shall be deemed an admission of any kind. Pursuant to section 408 of the U.S. Federal Rules of Evidence and any applicable state rules of evidence, this Agreement and all negotiations relating thereto shall not be admissible into evidence in any Legal Proceeding (other than a legal proceeding to approve or enforce the terms of this Agreement).

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8.19	No Recourse. Notwithstanding anything that may be expressed or implied in this Agreement, and notwithstanding the fact that certain of the Parties may be partnerships or limited liability companies, each Party covenants, agrees and acknowledges that no recourse under this Agreement or any documents or instruments delivered in connection with this Agreement shall be had against any Affiliates of any Party other than the parties to this Agreement and each of their respective successors and permitted assignees under this Agreement, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any applicable Law, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any of the Affiliates of any Party, as such, for any obligation or liability of any Party or any documents or instruments delivered in connection herewith for any claim based on, in respect of or by reason of such obligations or liabilities or their creation; provided, however, that nothing in this Section 8.19 shall relieve or otherwise limit the liability of any Party or any of their respective successors or permitted assigns for any breach or violation of its obligations under this Agreement or such other documents or instruments. For the avoidance of doubt, none of the parties hereto will have any recourse, be entitled to commence any proceeding or make any claim under this Agreement or in connection with the transactions contemplated hereby except against any of the parties hereto or their respective successors and permitted assigns, as applicable.

8.20	Release. Subject to the occurrence of the Payment Date, the Company Parties (the “Releasing Parties”), jointly and severally, shall conclusively, absolutely, irrevocably and forever release and discharge (the “Company Release”) each Backstop Party and its Affiliates, equity holders, members, partners, general partners, managers, directors and officers and its and their respective representatives, attorneys, and controlling Persons, in each case in their capacities as such (the “Released Parties”), from any and all causes of action, including any derivative claims asserted on behalf of any Company Party, whether known or unknown, foreseen or unforeseen, matured or unmatured, liquidated, unliquidated or contingent, existing or hereafter arising, in law, equity, Contract, tort, or otherwise, that any Company Party, or any of its successors or assigns, would have been legally entitled to assert (whether individually or collectively) against or with respect to any Released Party, and hereby agrees and covenants not to assert or prosecute, or assist or otherwise aid any other Person in the assertion or prosecution, against any or all of the Released Parties, based on or relating to, or in any manner arising from, in whole or in part, any Company Party, any Company Party’s capital structure, any investments by any Released Party in any Company Party, any transaction or agreement between any Released Party and any Company Party, the management of any Company Party, the assertion or enforcement of rights and remedies against any Company Party, the Company Parties’ refinancing efforts, intercompany transactions between or among the Company Parties, the Restructuring, the Rights Offering, the RSA, the Definitive Documents or any other Contract, instrument, release, or other agreement or document created or entered into in connection with the Restructuring. Notwithstanding anything to the contrary in the foregoing, the Company Release shall not apply to any Defaulting Backstop Party and shall not otherwise release any Released Party for liability arising from any breach of this Agreement or for any actions taken after the date hereof.

8.21	Other Interpretive Matters. Unless otherwise expressly provided herein, for purposes of this Agreement, the following rules of interpretation shall apply: (a) when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and, if the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day; (b) any reference in this Agreement to “$” or “dollars” shall mean U.S. dollars; (c) all exhibits and schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein and any capitalized terms used in any such exhibit or schedule but not otherwise defined therein shall be defined as set forth in this Agreement; (d) words imparting the singular number only shall include the plural and vice versa; (e) words such as “herein,” “hereinafter,” “hereof,” and “hereunder” refer to this Agreement as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires; (f) the word “including” or any variation thereof means “including, without limitation” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it; (g) the division of this Agreement into Sections and other subdivisions are for convenience of reference only and shall not affect or be utilized in construing or interpreting this Agreement; and (h) all references in this Agreement to any “Section” are to the corresponding Section of this Agreement unless otherwise specified. The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

[Signature pages follow]

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered by their respective duly authorized officers, solely in their respective capacity as officers of the undersigned not in any other capacity, as of the date first set forth above.

GULFPORT ENERGY CORPORATION

By:	/s/ Quentin R. Hicks
	Name:	Quentin R. Hicks
	Title:	Chief Financial Officer

[Signature page to Backstop Commitment Agreement]

[BACKSTOP PARTY SIGNATURES OMITTED]

SCHEDULE 1

COMPANY PARTIES

Gulfport Energy Corporation, a Delaware corporation

Gator Marine, Inc., a Delaware corporation

Gator Marine Ivanhoe, Inc., a Delaware corporation

Grizzly Holdings, Inc., a Delaware corporation

Gulfport Appalachia, LLC, a Delaware limited liability company

Gulfport Midcon, LLC, a Delaware limited liability company

Gulfport Midstream Holdings, LLC, a Delaware limited liability company

Jaguar Resources LLC, a Delaware limited liability company

Mule Sky LLC, a Delaware limited liability company

Puma Resources, Inc., a Delaware limited liability company

Westhawk Minerals LLC, a Delaware limited liability company

SCHEDULE 2

Backstop Parties

[REDACTED]

SCHEDULE 3

Material Contracts

[REDACTED]

SCHEDULE 4

Transportation Contracts

[REDACTED]

EXHIBIT A

Form of Notice of Assignment

Gulfport Energy Corporation

14313 N. May Avenue, Suite 100

Oklahoma City, Oklahoma 73134

Attn.: Patrick Craine

E-mail address: pcraine@gulfportenergy.com

with copies to:

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

Attention: Steven N. Serajeddini, P.C.

E-mail address: steven.serajeddini@kirkland.com

and

Kirkland & Ellis LLP

300 North LaSalle Street

Chicago, IL 60654

Attention: Christopher S. Koenig

E-mail address: chris.koenig@kirkland.com

[_______]

[Address]

Attn.: [___]

Email address: [_____]

Re:	Transfer Notice Under Backstop Agreement

Reference is hereby made to that certain Backstop Commitment Agreement, dated as of November 13, 2020 (as amended, supplemented or otherwise modified from time to time, the “Backstop Commitment Agreement”), by and among the Company and the Backstop Parties. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Backstop Commitment Agreement.

The purpose of this notice (“Notice”) is to advise you, pursuant to Section 8.2 of the Backstop Commitment Agreement, of the proposed transfer by [●] (the “Transferor”) to [●] (the “Transferee”) of (as applicable):

(i)	[[●]% of the Subscription Rights of the Transferor, which represents the rights to subscribe for [●] shares of New Convertible Preferred Stock;] [and]

(ii)	[the Backstop Commitment representing [●]% of the aggregate Backstop Commitments as of the date hereof, which represents $[●] of the Transferor’s Backstop Commitment.]

[If applicable: The Transferee represents to the Company and the Transferor that it is a Backstop Party under the Backstop Commitment Agreement.]

By signing this Notice below, Transferee represents to the Company and the Transferor that it will execute and deliver a joinder to the Backstop Agreement.

This Notice shall serve as a transfer notice in accordance with the terms of the Backstop Commitment Agreement. Please acknowledge receipt of this Notice delivered in accordance with Section 8.2 by returning a countersigned copy of this Notice to counsel to the Backstop Parties via the contact information set forth above.

EXHIBIT B

Form of Joinder Agreement

JOINDER AGREEMENT

This Joinder Agreement (the “Joinder Agreement”) to the Backstop Commitment Agreement dated as of November 13, 2020 (as amended, supplemented or otherwise modified from time to time, the “Backstop Commitment Agreement”), among the Company and the Backstop Parties is executed and delivered by the undersigned (the “Joining Party”) as of _____________________, 2020 (the “Joinder Date”). Each capitalized term used herein but not otherwise defined shall have the meaning set forth in the Backstop Commitment Agreement.

Agreement to be Bound. The Joining Party hereby agrees to be bound by all of the terms of the Backstop Commitment Agreement, a copy of which is attached to this Joinder Agreement as Annex 1 (as the same has been or may be hereafter amended, restated or otherwise modified from time to time in accordance with the provisions hereof). The Joining Party shall hereafter be deemed to be a “Backstop Party” for all purposes under the Backstop Commitment Agreement.

Representations and Warranties. The Joining Party hereby severally and not jointly makes the representations and warranties of the Backstop Parties as set forth in Section 4 of the Backstop Commitment Agreement to the Company as of the date hereof.

Governing Law. This Joinder Agreement shall be governed by and construed in accordance with the Laws of the State of New York, but without giving effect to applicable principals of conflicts of law to the extent that the application of the Law of another jurisdiction would be required thereby.

[Signature pages to follow]

IN WITNESS WHEREOF, the Joining Party has caused this Joinder to be executed as of the date first written above.

[JOINING PARTY]

By:
Name:
Title:

[Signature Page to Joinder Agreement to Backstop Commitment Agreement]

EXHIBIT G

Exit Facility Term Sheet

G-1

Summary of Indicative Terms and Conditions

Gulfport Energy Corporation

$1.5 Billion Senior Secured Credit Facilities

This Summary of Indicative Terms and Conditions (“Summary”) is for convenience of reference, shall not be considered to be exhaustive as to the final terms and conditions and does not attempt to describe all of the terms, conditions and requirements that would pertain to the transactions described herein, but rather is intended to outline certain items around which the transactions will be structured. Terms and conditions herein may be subject to change pending discussions with the Borrower. This Summary is for the confidential use of the Borrower and is not to be disclosed to any other third party without the prior consent of The Bank of Nova Scotia. Any agreement to provide the Facilities (as defined below) described herein will be subject to definitive documentation satisfactory to the Agent and the Lenders, each acting in its sole discretion, and approval from each such person’s internal credit committees.

Prepetition Facility:	The senior secured credit facility under that certain Amended and Restated Credit Agreement (the “Prepetition Facility”), dated as of December 27, 2013, by and among Gulfport Energy Corporation, as the borrower (together with its affiliate Chapter 11 debtors, the “Debtors”), the lenders party thereto from time to time (the “Prepetition Lenders”) and The Bank of Nova Scotia, as administrative agent, as amended, restated, amended and restated, supplemented or otherwise modified from time to time.

Plan:	The Debtors shall seek confirmation of a chapter 11 plan (the “Plan”) connection with the voluntary cases to be commenced by the Debtors in the United States Bankruptcy Court for the Southern District of Texas, Houston Division (the “Bankruptcy Court”), which Plan shall (a) be consistent in all respects with this Summary and the Support Agreement, (b) give effect to the transactions contemplated by this Term Sheet and the Agreement, and (c) otherwise be in form and substance satisfactory to the Required Consenting Stakeholders (as defined below).

Restructuring Support Agreement:	The Debtors, the Consenting RBL Lenders and the Consenting Noteholders (each as defined therein) shall enter into a restructuring support agreement to which this term sheet is attached as an exhibit (including all exhibits thereto, the “Support Agreement”), which agreement shall be in form and substance satisfactory to the Required Consenting Stakeholders and consistent in all respects with the terms provided for herein.

Required Consenting Stakeholders:	Required Consenting Stakeholders” shall have the meaning set forth in the Support Agreement.

DIP Facility:	The credit facility evidenced by that certain Senior Secured Super-Priority Debtor-In-Possession Credit Agreement (the “DIP Facility”), to be entered into by and among Gulfport Energy Corporation, as borrower, the lenders party thereto from time to time and The Bank of Nova Scotia, as administrative agent, which agreement shall be in form and substance satisfactory to the Required Consenting Stakeholders and consistent in all respects with the terms provided for herein.

Borrower:	Gulfport Energy Corporation, as reorganized pursuant to the Plan and the order of the Bankruptcy Court confirming the Plan, which order shall be in form and substance satisfactory to the Arrangers (the “Confirmation Order”).

All the direct and indirect wholly-owned domestic restricted subsidiaries (as defined below) of the Borrower, including those, if any, that will exist at closing or that are formed or acquired during the term of the Facilities (hereafter defined) (the subsidiary guarantors of the Borrower and the Borrower are hereinafter referred to as the “Loan Parties”), subject to certain exceptions to be agreed, including exceptions for immaterial subsidiaries and unrestricted subsidiaries, including certain subsidiaries ;of Grizzly Holdings, Inc. (the “Grizzly Subsidiaries”). All guarantees shall be guarantees of payment and not of collection

Notwithstanding the foregoing, the Facilities will be secured by each subsidiary of the Borrower that provides a guarantee in respect of the Take-Back Notes (as defined below).

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Joint Lead Arrangers & Book Runners:	The Bank of Nova Scotia (the “Lead Arranger”) and other joint lead arrangers and book runners to be mutually agreed (the “ Arrangers”).

Administrative Agent:	The Bank of Nova Scotia (“Scotiabank” and in such capacity, the “Agent”).

LC Issuer:	Scotiabank and any other Lender so designated by the Borrower from time to time that agrees to act in such capacity and is reasonably acceptable to the Agent (in such capacity, the “LC Issuer”)

Lenders:	Initially, the lenders in the Revolving Credit Facility and the First-Out Term Loan Facility will be each DIP Lender and each Prepetition Lender holding Loans under the Prepetition Facility that elects to participate in the Revolving Credit Facility (as defined below) and the lenders in the Second-Out Term Loan Facility will be each Prepetition Lender holding Loans under the Prepetition Facility that does not elect to participate in the Revolving Credit Facility (collectively, and together with any party that becomes a lender by assignment, the “Lenders”).

Credit Facilities:	Three-Year Senior Secured Credit Facilities, consisting of (a) a senior secured revolving credit facility (the “Revolving Credit Facility”), in an initial amount equal to $400,000,000, under which availability is limited to the lesser of (i) $1.5 billion (the “Maximum Facility Amount”) minus the outstanding principal amount of the First-Out Term Loan Facility (as defined below) and the Second- Out Term Loan Facility (as defined below), (ii) the Borrowing Base (hereafter defined) in effect from time to time minus the outstanding principal amount of the First-Out Term Loan Facility and the Second-Out Term Loan Facility, and (iii) the aggregate elected commitment amounts of the lenders, which will be initially set at $400,000,000 (the “Aggregate Commitments”), (b) a senior secured term loan facility (the “First-Out Term Loan Facility”) in an aggregate amount equal to $180,000,000 (the loans thereunder, the “First-Out Term Loans”) and (c) if necessary, a last-out senior secured term loan facility (the “Second -Out Term Loan Facility” and, together with the Revolving Credit Facility and the First-Out Term Loan Facility, the “Facilities”). The First-Out Term Loan Facility shall be secured on a pari passu basis with the Revolving Credit Facility and shall be pari passu in payment priority. The Second-Out Term Loan Facility shall be secured on a pari passu basis with the Revolving Credit Facility on a “last-out” basis of payment priority.

The Borrowing Base will be set initially at $580,000,000.

The Revolving Credit Facility shall provide that the Borrower will have the right to increase the commitments of Lenders from time to time up to the full amount of the Borrowing Base then in effect minus the outstanding principal amount of the First-Out Term Loan Facility and the Second-Out Term Loan Facility, on terms and conditions to be mutually agreed; provided that no Lender’s commitment shall be increased without its consent.

Without limiting the payment priority set forth in the mandatory and optional prepayment provisions below, all proceeds of Collateral (as defined below) after the occurrence and during the continuance of an Event of Default shall be allocated first, to pay all amounts outstanding under the Revolving Credit Facility, the First-Out Term Loan Facility (in each case including, without limitation, interest, principal, fees and cash-collateralization of Letters of Credit (as defined below)), Secured Hedging Transactions and Secured Cash Management Obligations, and, second, to pay amounts outstanding under the Second-Out Term Loan Facility.

Any assignment under the First-Out Term Loan Facility shall be required to include a proportional amount of the Revolving Credit Facility and vice versa.

Purpose:	All amounts due and owing to the Secured Parties under the Prepetition Facility and the DIP Facility (including, but not limited to, any principal, interest, fees, non-contingent expense reimbursement or indemnification obligations owed to the Secured Parties pursuant to the Prepetition Facility and the DIP Facility and related loan documents and any other “Obligations” under the Prepetition Facility and the DIP Facility, but excluding outstanding letters of credit under the Prepetition Facility or DIP Facility that will be deemed issued under the Revolving Credit Facility) shall be repaid (or deemed repaid) in full with the incurrence of loans under the Facilities on the Closing Date.

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The Facilities will be available (a) to provide for the issuance of Letters of Credit, (b) to pay fees, commissions and expenses in connection with the Facilities, (c) to finance ongoing working capital requirements and other general corporate purposes (including financing permitted acquisitions of oil and gas properties and other assets related to the exploration, production and development of oil and gas properties) and (d) for permitted investments and other permitted payments; provided that the Borrower will not use any proceeds for the purpose of purchasing or carrying, directly or indirectly, any margin stock or for any other purpose which would constitute this transaction a “purpose credit” within the meaning of Regulation U or for the purpose of funding, financing or facilitating any activity with any sanctioned person or in any sanctioned country.

Commitment Reduction:	The Aggregate Commitments may be reduced by the Borrower, in a minimum reduction amount (and integral multiple thereof) to be mutually agreed in accordance with the Documentation Principles.

Letters of Credit:

The Revolving Credit Facility shall include a sublimit for letters of credit issued by the LC Issuer (the “Letters of Credit”), which may be used for general corporate purposes of the Borrower and its restricted subsidiaries, in an amount not to exceed $100 million; provided that such amount may be increased to $150 million with the consent of the Agent and the LC Issuer. Availability under the Revolving Credit Facility shall be reduced by the amount of any Letters of Credit outstanding. No Letter of Credit shall have an expiration date after the earlier of (a) one year after the date of issuance or last extension, unless satisfactorily collateralized or backstopped in the LC Issuer’s sole discretion and (b) five business days prior to the Maturity Date (defined herein) (or, if such day is not a business day, the next preceding business day), unless the LC Issuer has approved such expiry date; provided, that any Letter of Credit with a one-year term may provide for the renewal thereof for additional one-year periods (which shall in no event extend beyond the date referred to in clause (b) above); provided, further, that any such renewal must permit the LC Issuer to prevent any such renewal at least once in each twelve-month period (commencing with the date of issuance of such Letter of Credit) by giving prior notice to the beneficiary thereof not later than a day in each such twelve-month period to be agreed upon at the time such Letter of Credit is issued.

Drawings under any Letter of Credit shall be reimbursed by the Borrower (whether with its own funds or with the proceeds of loans) after notice of drawing pursuant to the Documentation Principles. To the extent that the Borrower does not reimburse the LC Issuer by such time, the Borrower shall be deemed to have requested a Borrowing of Base Rate Loans to be disbursed on such date of drawing in an amount equal to the unreimbursed amount.

Letters of credit issued under the Prepetition Facility or the DIP Facility that remain undrawn on the Closing Date shall be rolled into and automatically be deemed to be issued and outstanding under the Revolving Credit Facility.

Pricing, Fees and Interest Rates:	As outlined in Addendum I.

Borrowing Base:	The Borrowing Base (“Borrowing Base”) shall be based on the loan value assigned by the Agent and the Lenders to the proved reserves attributable to the Loan Parties’ oil and gas properties. The Borrowing Base shall be redetermined (a) on May 1 of each year (or as soon thereafter as is reasonably practical) based on the previous January 1 reserve report prepared by an independent engineering firm reasonably acceptable to the Agent (each an “Independent Engineering Firm”) and (b) on November 1 of each year (or as soon thereafter as is reasonably practical) based on the previous July 1 reserve report prepared internally by petroleum engineers who are employees of the Borrower or its subsidiaries. The first scheduled Borrowing Base redetermination will be on November 1, 2021 (or as soon thereafter as is reasonably practical), based on the reserve report required to be delivered on October 1, 2021. Following the first scheduled Borrowing Base redetermination, the Borrower and the Agent (at the direction of the Required Lenders) shall each have the right to request one additional Borrowing Base redetermination during each period between scheduled redeterminations. Any increase in the Borrowing Base from a redetermination (including any unscheduled redetermination) shall require approval of all Lenders. Any decrease or reaffirmation of an existing Borrowing Base shall require approval of the Required Lenders including the Agent. The Borrower may also request an interim redetermination in connection with an acquisition or in advance of such acquisition (including in connection with the designation of an unrestricted subsidiary as a restricted subsidiary or transfer from a joint venture) of proved oil and gas reserves with an aggregate value exceeding five percent (5%) of the Borrowing Base then in effect (provided that the Borrower shall have the option to only provide a reserve report or other engineering data reasonably acceptable to the Agent in respect of the acquired properties (in which case the most recent reserve report shall be used for the existing properties)). A Lender that fails to respond shall be deemed to disapprove of an increase to the Borrowing Base and approve the reaffirmation or reduction to the Borrowing Base.

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The Borrowing Base shall be proposed by the Agent and approved or deemed approved by the requisite Lenders as provided above. Each determination of the Borrowing Base shall be made by the Agent and each Lender in good faith in accordance with its respective usual and customary oil and gas lending criteria as it exists at the particular time as determined by the Agent or such Lender in its sole discretion, which shall include consideration of the most recent Reserve Report supplied by the Borrower, prepared according to the reporting covenants to be set forth in the Loan Documents (as defined below), and in compliance with each such persons’ usual and customary procedures for evaluating the collateral value of oil and gas interests and related assets and including adjustments to reflect the effect of the Loan Parties’ hedging activities as they exist at the time of redetermination.

Additionally, the Borrowing Base will be automatically reduced, unless waived by the Required Lenders, if the Borrower or any subsidiary (i) sells, transfers or otherwise disposes of assets included in the most recent Borrowing Base or (ii) amends, terminates or unwinds commodity hedges and the value attributable to disposed assets or hedge amendments, terminations or unwinds exceeds, individually or in the aggregate when combined with all such other asset dispositions and amended, terminated, or unwound commodity hedges since the last redetermination, five percent (5.0%) of the then-effective Borrowing Base, then the Borrowing Base will be reduced by an amount equal to the Borrowing Base value contributed by such assets and/or such hedging agreements (in each case, as determined by the Agent and approved by the Required Lenders).

Maturity Date and Amortization:	The Revolving Credit Facility shall mature on the date falling three years after the Closing Date.

The First-Out Term Loan Facility shall mature on the date falling three years after the Closing Date and will amortize with quarterly installments in an amount equal to $15.0 million, commencing on the date that is numerically equivalent to the Closing Date and occurring three months after the Closing Date. Any amounts applied as a permitted prepayment of the First-Out Term Loans shall be applied as a credit against the immediately succeeding amortization installment, or installments (as the case may be) in direct order of maturity.

The Second-Out Term Loan Facility shall mature on the date falling 42 months after the Closing Date.

The Revolving Credit Facility and the Second-Out Term Loan Facility shall not be subject to amortization.

Closing:	The date upon which all conditions precedent to the closing of the Facilities are satisfied (the “Closing Date”).

Voluntary Prepayments:	Voluntary prepayments of loans under the Revolving Credit Facility are permitted (subject to payment of customary applicable breakage costs, if any) in minimum amounts and with prior notice to be mutually agreed.

Voluntary prepayments of the First-Out Term Loans are permitted (subject to payment of customary applicable breakage costs, if any); provided that (A) no Revolving Loans are outstanding and any Letters of Credit outstanding under the Revolving Credit Facility have been cash collateralized in full, in each case on a pro forma basis for such prepayment, (B) the Borrower is in pro forma compliance with the applicable Financial Covenants after giving pro forma effect to such prepayment (unless such prepayment contemporaneously is a First-Out Payment in Full) and (C) no default or event of default exists or would result from such prepayment.

Voluntary prepayments of the Second-Out Term Loan Facility (if any) are permitted (subject to payment of customary applicable breakage costs, if any); provided that First-Out Payment in Full (as defined below) has occurred.

4

Mandatory Repayment:

To the extent the total revolving credit exposures exceeds the Aggregate Commitment, then the Borrower shall immediately prepay the borrowings on such date in an aggregate principal amount equal to such excess.

To the extent the total credit exposures under the Revolving Credit Facility, the First-Out Term Loan Facility and the Second-Out Term Loan Facility exceed the Borrowing Base, a “Borrowing Base Deficiency” shall exist. If a Borrowing Base Deficiency arises the Borrower shall, within 10 business days after being notified of the deficiency by the Agent, notify the Agent that it intends to take one or more of the following actions: (a) within 30 days after such election, prepay the Borrowing Base Deficiency in an aggregate principal amount equal to such excess, (b) prepay the Borrowing Base Deficiency in 6 equal monthly payments beginning on the 30th day after the Borrower’s receipt of notice of such Borrowing Base Deficiency from the Agent or (c) within 30 days after such election provide additional engineering information, subject to Required Lender approval, with respect to additional Borrowing Base Properties (as defined below) not previously included in a reserve report, and additional mortgages satisfactory to the Agent to the extent necessary to eliminate such Borrowing Base Deficiency; provided, in each case, that any such Borrowing Base Deficiency must be cured on or prior to the Maturity Date of the Revolving Credit Facility, and once a Borrowing Base Deficiency is cured, the Borrower shall not be required to continue to take such actions. If the Borrower fails to deliver such election within 10 business days, then the Borrower shall be deemed to have elected to take the actions set forth in clause (b) above.

If a Borrowing Base Deficiency exists as a result of a sale or other disposition of properties or pursuant to the termination of swap agreements or during an Event of Default (hereafter defined), the Borrower shall, to the extent of any Borrowing Base Deficiency arising on account thereof, to the extent applicable, immediately prepay the borrowings with (a) the net cash proceeds received from such sales or other dispositions of properties and (b) the proceeds received pursuant to the termination of such swap agreements.

If the Loan Parties and their subsidiaries have Excess Cash (as defined below) in excess of $30,000,000 in the aggregate (with an additional basket available for expenses projected in good faith to be paid in the following 5 business days, not to exceed $30,000,000) on Thursday of each week, then the Borrower shall immediately prepay the borrowings in an amount equal to such excess.

Upon the issuance of permitted unsecured senior or senior subordinated indebtedness after the Closing Date, the Borrowing Base shall be automatically reduced by $0.25 for every $1.00 of such indebtedness, and to the extent a Borrowing Base Deficiency exists as a result thereof, the Borrower shall, to the extent of any Borrowing Base Deficiency arising on account thereof, prepay the borrowings with the net cash proceeds of such indebtedness.

Each prepayment described in this section shall be applied first to the Revolving Loans until the Revolving Loans have been repaid in full and any Letters of Credit outstanding under the Revolving Credit Facility have been cash collateralized in full, and second to the First-Out Term Loans, without premium or penalty or LIBOR breakage costs, as mutually agreed.

After (i) indefeasible payment or satisfaction in full, in cash, of the Revolving Loans and other obligations outstanding under the Revolving Credit Facility and the termination of commitments in respect thereof, (ii) cash collateralization (or other arrangement satisfactory to the applicable Issuing Bank) of Letters of Credit outstanding under the Revolving Credit Facility, (iii) cash collateralization (or other arrangement satisfactory to the applicable Issuing Bank) of Secured Hedging Obligations, (iv) cash collateralization (or other arrangement satisfactory to the applicable Issuing Bank) of Secured Cash Management Obligations and (v) the First-Out Term Loans under the First-Out Term Loan Facility (collectively the “First-Out Payment in Full”), the Second-Out Term Loans under the Second-Out Term Loan Facility shall be prepaid, without premium or penalty or LIBOR breakage costs, as mutually agreed.

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“Excess Cash” means, as of any date of determination, cash and cash equivalents of the Loan Parties other than (a) any cash allocated for, reserved or otherwise set aside to pay royalty obligations, working interest obligations, vendor payments, suspense payments, similar payments as are customary in the oil and gas industry, severance and ad valorem taxes, payroll, payroll taxes, other taxes, and employee wage and benefit payment obligations of the Borrower or any restricted subsidiary then due and owing (or to be due and owing within five (5) business days of such date) and for which the Borrower or such restricted subsidiary either (x) has issued checks or has initiated wires or ACH transfers or (y) reasonably anticipates in good faith that it will issue checks or initiate wires or ACH transfers within five (5) business days of such date, (b) any cash allocated for, reserved or otherwise set aside to pay other amounts permitted to be paid by the Borrower or its restricted subsidiaries in accordance with the Revolving Credit Facility and other Loan Documents due and owing as of such date (or to be due and owing within five (5) business days of such date) to persons who are not affiliates of the Loan Parties and for which obligations the Borrower or any of its restricted subsidiaries have (x) issued checks or have initiated wires or ACH transfers or (y) reasonably anticipates in good faith that it will issue checks or initiate wires or ACH transfers within five (5) business days of such date, (c) any cash of the Borrower and its restricted subsidiaries constituting pledges and/or deposits securing any binding and enforceable purchase and sale agreement with any persons who are not affiliates of the Loan Parties, in each case to the extent permitted by the Revolving Credit Facility, (d) cash deposited with the L/C Issuer to cash collateralize Letters of Credit, and (e) any amounts in an Excluded Account that is an Excluded Account solely because in the aggregate all such Excluded Accounts do not have a balance greater than $2,500,000.

Collateral:	Mortgages on not less than 95% of the discounted present value of proved reserves associated with the oil and gas properties included in the most recently delivered reserve report (such reserves and other applicable oil and gas properties of the Loan Parties, the “Borrowing Base Properties”), currently owned and thereafter acquired by the Loan Parties, and a first priority security interest (subject to permitted liens to be agreed upon) on (a) all of the capital stock, membership interest and partnership interest owned by a Loan Party, (b) all deposit accounts and securities accounts of the Loan Parties (excluding only accounts that are accounts exclusively used for payroll, payroll taxes or other employee wage and benefit payments, accounts exclusively holding assets subject to an escrow or purchase price adjustment mechanism, segregated accounts, the balance of which consists exclusively of funds due and owing to unaffiliated third parties in connection with royalty payment obligations owed to such third parties, or working interest payments received from unaffiliated third parties, solely to the extent such amounts constitute property of such third party held in trust, accounts having balances not greater than $2,500,000 in the aggregate for all such accounts, and the Professional Escrow Account (as defined in the Plan of Reorganization) (all such accounts, “Excluded Accounts”)) and (c) substantially all other personal property of the Loan Parties, including operating equipment, accounts receivable, inventory, contract rights, general intangibles and all products, proceeds and other interests relating to the ownership, operation and/or production of oil and gas properties (the “Collateral”).

Notwithstanding anything to the contrary, the Collateral shall exclude the following: (i) any real property (owned or leased) other than oil and gas properties, (ii) motor vehicles and other assets subject to certificates of title (in each case, except to the extent the security interest in such assets can be perfected by the filing of an “all assets” UCC-1), (iii) those assets over which the granting of security interests in such assets would be prohibited by contract (to the extent such assets are the subject of such contract) (including permitted liens, leases and licenses), applicable law or regulation (in each case, except to the extent such prohibition is unenforceable after giving effect to applicable provisions of the Uniform Commercial Code, other than proceeds thereof), (iv) except as required pursuant to clause (i) above, any foreign collateral or credit support, (v) those assets as to which the Agent and the Borrower reasonably determine that the cost of obtaining such a security interest or perfection thereof are excessive in relation to the benefit to the Lenders of the security to be afforded thereby, and (vi) other exceptions to be mutually agreed. The foregoing described in clauses (i), (ii), (iii), (iv), (v), and (vi) are, collectively, the “Excluded Assets”

In addition to all obligations of the Borrower under the Loan Documents (hereafter defined), the Collateral will also secure, on a pari passu basis with the Revolving Credit Facility all commodity and interest rate hedging transactions entered into by the Borrower with a counterparty that was a Lender or affiliate of a Lender at the time such hedging transactions were entered into or thereafter (including outstanding hedging transactions under the Prepetition Facility entered into with a Lender or affiliate of a Lender), other than any hedging transactions entered into after such Lender or affiliate ceased to be a Lender or affiliate of a Lender (the “Secured Hedging Transactions”) and cash management obligations between the Borrower and a Lender or a Lender’s affiliate (the “Secured Cash Management Obligations”).

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Title to and the priority of liens and security interests in the Collateral will be subject to customary permitted liens and exceptions.

Documentation:	The Facilities shall be evidenced by definitive loan documentation (the “Loan Documents”), which Loan Documents shall include, without limitation, a credit agreement (the “Credit Agreement”), guarantees and appropriate pledge, security, mortgage and other collateral documents, all customary for senior secured exit reserve based credit facilities and consistent with this Term Sheet; provided that the Second-Out Term Loan Facility shall be documented in a separate credit facility, subject to a collateral agency agreement whereby the Agent is appointed to act as secured party and hold collateral for the benefit of all Facilities (collectively, the “Documentation Principles”).

Conditions Precedent:	The closing of the Facilities will be subject to satisfaction of conditions precedent consistent with Documentation Principles, and including, without limitation:

(a)	The Plan, the Confirmation Order, and any related order of the Bankruptcy Court (and any amendments or modifications to any of the foregoing) shall be in form and substance satisfactory to the Arrangers, including approval of the Facilities and releases and exculpations.

(b)	The Confirmation Order shall be a Final Order (as defined below) and in full force and effect.

(c)	The Support Agreement shall be in full force and effect and any Order approving the assumption of the same shall not have been stayed, reversed, vacated or otherwise modified in a manner materially adverse to interests of the Agent and the Lenders or otherwise contrary to this Summary or the Loan Documents and all conditions to effectiveness of the Loan Documents shall have occurred or been waived by the respective parties thereto having the authority to waive such conditions.

(d)	The Plan Effective Date shall have occurred, all conditions precedent to the confirmation and effectiveness of the Plan, as set forth in the Plan, shall have been fulfilled or waived as permitted therein, including, without limitation, all transactions contemplated in the Plan or in the Confirmation Order to occur on the Plan Effective Date shall have been substantially consummated in accordance with the terms thereof and the Confirmation Order and in compliance with applicable law, Bankruptcy Court and regulatory approvals.

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(e)	There shall have been no material adverse change in, or a material adverse effect upon, the operations, business, properties or financial condition of the Loan Parties taken as a whole (other than as a result of the events leading up to, directly arising from or direct effects of the commencement or continuance of the bankruptcy proceedings) from the date of the execution and delivery by the Lenders of the Support Agreement through the Closing Date.

(f)	The holders of claims against the Debtors arising under the Prepetition Facility, including, without limitation, the Obligations (as defined in the Prepetition Facility) (the “Prepetition Obligations”) shall receive the treatment outlined in this Summary, the Support Agreement, and the Plan, and the holders of claims against the Debtors under the DIP Facility shall have received the treatment under the Plan and the commitments thereunder shall have been terminated, and all security interests related thereto shall have either (a) been terminated or (b) been amended and restated to secure the Obligations under the Facilities, in either case concurrently with the Closing Date.

(g)	Debtors shall have paid to the Prepetition Lenders holding Loans all other payments as provided for in any final orders entered in connection with the Support Agreement and/or use of cash collateral, and the Plan, which amounts shall be applied to the repayment of the Prepetition Obligations in accordance with the Plan.

(h)	The Agent and the Lenders shall have received payment of all commitment, facility and agency fees and all other fees and amounts due and payable on or prior to the Closing Date (including the fees and expenses of Latham & Watkins LLP, Opportune LLP and any other counsel or advisors to the Agent) and the Agent shall have received satisfactory evidence as to the payment in full on the Plan Effective Date of all material administrative expense claims, priority claims and other claims required to be paid upon the Plan Effective Date.

(i)	The Agent and the Lenders shall have received all KYC, beneficial ownership and PATRIOT Act documentation at least five business days prior to the Closing Date.

(j)	The Agent shall have received an officer’s certificate of each Loan Party setting forth (i) resolutions authorizing the execution of the Loan Documents and the transactions contemplated thereby, (ii) the officers who are authorized to sign the Loan Documents and who will act as its representative, (iii) specimen signatures of authorized officers, and (iv) the organizational documents.

(k)	The Agent shall have received certificates with respect to the existence, qualification, and good standing of each Loan Party.

(l)	The Agent shall have received a solvency certificate executed by an officer of the Borrower.

(m)	The Loan Parties shall have executed and delivered the Loan Documents with respect to the Facilities in form and substance satisfactory to the Lenders, including documentation satisfactory for the creation and perfection of the liens and security interests contemplated thereby and any assignment with respect to the Agent.

(n)	The Agent shall have received duly executed Notes (if requested by a Lender) payable to each Lender in a principal amount equal to its maximum credit amount.

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(o)	The Agent shall be reasonably satisfied with title to, and the environmental condition of, the Loan Parties’ properties, which shall include, at a minimum, delivery of satisfactory title information on oil and gas properties of the Loan Parties comprising not less than 85% of the total value of the oil and gas properties included in the Borrowing Base.

(p)	The Agent shall have received an officer’s certificate of the Borrower certifying that the Borrower has received all necessary consents and approvals.

(q)	The Agent shall have received customary UCC search certificates reflecting the absence of other liens and security interests encumbering the Loan Parties’ property other than those liens being assigned or released on or prior to the Closing Date or liens permitted by the Credit Agreement.

(r)	The Agent shall have received a customary certificate of insurance coverage of the Loan Parties evidencing that the Loan Parties are carrying insurance in accordance with the Credit Agreement, and the Agent shall be named additional insured and loss payee, in each case, as may be provided shortly after closing.

(s)	The Agent shall have received such legal opinions (including opinions of local counsel) as are consistent with Documentation Principles or as the Agent may reasonably request.

(t)	The Agent shall have received a schedule of Swap Contracts then in force and effect.

(u)	The Agent shall have received pro forma financial statements of the Borrower and its restricted subsidiaries, on a consolidated basis as of the most recently ended calendar month ending prior to the Closing Date for which financial statements are available.

(v)	The Agent shall have received a certificate executed by an officer of the Borrower on the Closing Date certifying that on a pro forma basis for the closing of all transactions and payment of all fees on the Closing Date, (i) the Borrower and its restricted subsidiaries do not have any Excess Cash in excess of $30,000,000, (ii) availability under the Borrowing Base is at least $80,000,000, (iii) the ratio of Net Funded Debt to EBITDAX for the most recently ended trailing twelve month period ending on the most recently ended calendar month ending prior to the Closing Date for which financial statements are available for the Borrower and its restricted subsidiaries on a pro forma basis taking into account (A) the cost savings from rejection of midstream contracts with respect to which the orders authorizing the rejection of such midstream contracts are Final Orders and the entry into any replacement contracts, (B) the debt service with respect to the debt outstanding on the Closing Date, and (C) the add-back of customary expenses incurred as a result of the Chapter 11 Cases in accordance with Documentation Principles, shall not exceed 2.00:1.00, (iv) the representations and warranties are true in all material respects (except to the extent qualified by materiality) and (v) no default or event of default exists.

(w)	The Borrower shall have entered into swap agreements constituting Acceptable Hedge Transactions covering notional volumes of natural gas representing not less than (x) 80% of projected production from PDP reserves for calendar year 2021 and (y) 60% of projected production from PDP reserves for calendar year 2022, in each case as such projected production is set forth in the reserve report provided by the Borrower in October 2020 and such Acceptable Hedge Transactions shall continue in effect on the Closing Date.

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(x)	Without limiting the generality of the foregoing, the Plan shall not be satisfactory to the Arrangers unless all outstanding obligations under the Borrower’s unsecured notes indentures shall be exchanged for (i) common equity interests and (ii) new senior unsecured notes in an aggregate amount not to exceed $550 million (the “Take-Back Notes”) and the Borrower shall have received the proceeds from the issuance of convertible preferred equity interests (the “Preferred Equity”) in a minimum amount of $50 million, in each case, consistent with the Support Agreement.

(y)	The Loan Parties shall not have sold any oil and gas properties (except as authorized pursuant to the De Minimis Asset Sale Order (as defined in the Support Agreement) in an aggregate amount not to exceed gross proceeds of $10.0 million for all such sales) or terminated any hedge transactions since the interim effective date of the DIP Facility such that the notional volumes of all remaining hedge transactions represents less than (x) 80% of projected production from PDP reserves for calendar year 2021 and (y) 60% of projected production from PDP reserves for calendar year 2020.

(z)	The Bankruptcy Court shall have entered a Final Order in form and substance satisfactory to the Arrangers by which the future firm transport demand reservation fees owed by the Loan Parties over the life of all the firm transportation agreements of the Loan Parties, taken as a whole, shall be permanently reduced by at least 50% of the amount of all such fees owed on October 31, 2020, as calculated on a PV-10 basis and the future firm transportation average daily demand reservation volumes over the life of all the firm transportation agreements as of October 31, 2020, of the Loan Parties, taken as a whole, shall be permanently reduced by at least 35%. “Final Order” means, as applicable, an order or judgment of the Bankruptcy Court, or other court of competent jurisdiction with respect to the relevant subject matter, that has not been reversed, stayed, modified, or amended, and as to which the time to appeal, seek certiorari, or move for a new trial, reargument, or rehearing has expired and as to which no appeal, petition for certiorari, or other proceeding for a new trial, reargument, or rehearing has been timely taken; or as to which, any appeal that has been taken or any petition for certiorari that has been or may be filed has been withdrawn with prejudice, resolved by the highest court to which the order or judgment could be appealed or from which certiorari could be sought, or the new trial, reargument, or rehearing has been denied, resulted in no stay pending appeal or modification of such order, or has otherwise been dismissed with prejudice; provided that the possibility that a motion under Rule 60 of the Federal Rules of Civil Procedure, or any analogous rule under the Bankruptcy Rules, may be filed with respect to such order will not preclude such order from being a Final Order.

On-Going Conditions:	The making of each extension of credit (including on the Closing Date) shall be conditioned upon (a) there being no default or Event of Default or Borrowing Base Deficiency in existence at the time of, or after giving effect to the making of, such extension of credit, (b) the accuracy of representations and warranties in all material respects (except to the extent qualified by materiality), (c) the receipt by the Agent of a borrowing request or a request for a Letter of Credit, and (d) the Borrower and its restricted subsidiaries will not have any Excess Cash in excess of $30,000,000 at the time of, or after giving effect to the making of, such extension of credit.

Representations and Warranties:

Usual and customary representations and warranties consistent with Documentation Principles applicable to the Borrower and its restricted subsidiaries, including, but not limited to, the following: (a) organization, powers and good standing, (b) authorization and enforceability, (c) no conflicts and no governmental consents required, (d) financial condition and absence of material adverse change, (e) absence of litigation and contingent obligations, (f) compliance with environmental regulations, (g) compliance with laws and agreements and no defaults, (h) compliance with the Investment Company Act of 1940 and margin regulations, (i) taxes, (j) ERISA, (k) full disclosure and no material misstatements (including with respect to information contained in the beneficial ownership certificate required by 31 C.F.R. §1010.230), (l) insurance, (m) restrictions on liens, (n) subsidiaries, (o) location of business and offices, (p) ownership of properties and title, (q) maintenance of properties, (r) marketing of production, (s) swap agreements, (t) use of loans and Letters of Credit, (u) anti-corruption laws, sanctions and OFAC, (v) creation, perfection and priority of liens in the Collateral, (w) EEA financial institutions, (x) intellectual property, (y) engineering reports, (z) gas balancing agreements and advance payment contracts, minimum volume commitments and acreage dedications, (aa) warranties contained in collateral documents and (bb) solvency. The representations and warranties will be subject to usual and customary materiality qualifications consistent with Documentation Principles.

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Representations and warranties in the Second-Out Term Loan Facility shall be limited to the following, to be applicable to the Borrower and its restricted subsidiaries: organization, powers and good standing, authorization and enforceability, environmental, investment company act, taxes, ERISA, insurance, use of proceeds, anti-corruption laws, sanctions and OFAC.

Financial Covenants:	The Credit Agreement shall have the following financial covenants with respect to the Borrower and its restricted subsidiaries on a consolidated basis:

(a)	The ratio of Net Funded Debt (defined below) to EBITDAX shall be no more than 3.00:1.00, measured on a pro forma rolling twelve-month basis, beginning with the fiscal quarter ending after the Closing Date; provided that EBITDAX shall be annualized quarterly, building to trailing 12 months;

(b)	the ratio of Net Senior Secured Debt (defined below) to EBITDAX shall be no more than 2:00:1:00, measured on a pro forma rolling twelve-month basis; provided that EBITDAX shall be annualized quarterly, building to trailing 12 months; and

(c)	the ratio of consolidated current assets including unused amount of the total commitments, but excluding non-cash assets under FASB ASC 815, divided by consolidated current liabilities, excluding the current non-cash obligations under FASB ASC 815 and current maturities and amortization under the Facilities and current maturities under the Take-Back Notes, shall be not less than 1.00:1.00, commencing with the fiscal quarter ending December 31, 2021.

“Net Funded Debt” means, as of any date of determination, for the Borrower and its restricted subsidiaries on a consolidated basis, (i) the sum of (a) the outstanding principal amount of all obligations, whether current or long-term, for borrowed money (including obligations under the Revolving Credit Facility) and all obligations evidenced by bonds, debentures, notes, loan agreements or other similar instruments, (b) all purchase money Indebtedness, (c) all direct obligations arising under letters of credit (including standby and commercial), bankers’ acceptances, bank guaranties, surety bonds and similar instruments, (d) all obligations in respect of the deferred purchase price of property or services (other than trade accounts payable in the ordinary course of business), (e) Indebtedness in respect of capital leases, (f) without duplication, all Guarantees with respect to outstanding Indebtedness of the types specified in clauses (a) through (e) above of persons other than the Borrower or any restricted subsidiary, and (g) all Indebtedness of the types referred to in clauses (a) through (f) above of any partnership or other entity where owners of equity interests thereof have liability for the obligations of such entity in which the Borrower or a restricted subsidiary is a general partner or owner of such equity interests, unless (1) such Indebtedness is expressly made non-recourse to the Borrower or such restricted subsidiary, or (2) such Indebtedness is owed by such entity to the owners of the equity interests thereof, minus (ii) the amount of cash and short-term investments of Borrower and its restricted subsidiaries at the end of the relevant fiscal quarter with respect to which the ratio of Net Funded Debt to EBITDAX is being calculated, not to exceed $30,000,000 in the aggregate. For avoidance of doubt, Net Funded Debt does not include Wexford ULC Obligations, as defined in the Prepetition Facility.

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“Net Senior Secured Debt” means, as of any date of determination, for the Borrower and its restricted subsidiaries on a consolidated basis, the amount equal to the sum, without duplication, of (i) (x) the obligations in respect of the Facilities, (y) the face amount of all Letters of Credit, and (z) any other Net Funded Debt described in clause (i) of the definition thereof that constitutes senior indebtedness secured by a lien on assets or property of the Borrower or its restricted subsidiaries as of such date, minus, without duplication, (ii) the amount of cash and short-term investments of Borrower and its restricted subsidiaries at the end of the relevant fiscal quarter with respect to which the ratio of Net Senior Secured Debt to EBITDAX is being calculated, not to exceed $30,000,000 in the aggregate.

Affirmative Covenants:	Affirmative covenants consistent with Documentation Principles applicable to the Borrower and its restricted subsidiaries, including, but not limited to, the following:

(a)	Receipt of unaudited quarterly and audited annual financial statements of the Borrower and its subsidiaries on a consolidated basis to be delivered in accordance with applicable laws but in any event no later than 90 days after the end of the fiscal year, or 45 days after the end of the first three fiscal quarters of each year; provided that such deliveries for the first two fiscal quarters following the Closing Date may be made up to 60 days following each such quarter end.

(b)	With the delivery of the annual financial statements for each year, receipt of a management prepared drilling budget for such fiscal year, capital expenditure budget for such fiscal year, forecast of cash flow on a monthly basis for such fiscal year and a quarterly forecast of production for the three-year period commencing the previous January 1 for Borrower and its subsidiaries, all in a form reasonably acceptable to Agent.

(c)	With the delivery of each financial statement delivered under clause (a) above, (i) a statement signed by an officer certifying as to whether a default has occurred, setting forth the calculation of the Financial Covenants, stating whether a change in GAAP has occurred and setting forth a consolidating spreadsheet of all consolidated subsidiaries, if any, and the eliminating entries and (ii) a statement signed by a financial officer setting forth a list of all swap agreements of each Loan Party.

(d)	Other documentation, including: (i) a certificate of insurance coverage; (ii) other accounting reports submitted to any Loan Party; (iii) all filings with the SEC or any national securities exchange and of reports distributed to shareholders; (iv) any financial statement or report furnished pursuant to the terms of any material instrument; and (v) a quarterly report of the volume of production, sales, income taxes and expenses attributable to the oil and gas properties.

(e)	Notice of: (i) sale of oil and gas properties with an aggregate value in excess of 3% of the then effective Borrowing Base; (ii) any change in a Loan Party’s organizational name, location, structure, jurisdiction of organization, identification number, federal taxpayer number, any material change in accounting policies or financial reporting practices, and any change of information in the beneficial ownership certification; (iii) material casualty events; (iv) amendments, modifications or supplements to any preferred stock or organizational documents; (v) a default, material litigation, and any development that could reasonably result in a material adverse effect; and (vi) occurrence of any ERISA event.

(f)	Preserve its legal existence and rights, licenses, permits, etc. material to the conduct of business.

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(g)	Payment of material obligations, including taxes.

(h)	Performance of obligations under the Loan Documents.

(i)	Operation and maintenance of properties.

(j)	Furnish reserve reports and deliver title information (including a reserve report prepared by an independent engineering firm reasonably acceptable to the Agent as of January 1, 2021, to be delivered on or before April 1, 2021).

(k)	Maintenance of insurance, books and records and inspection rights.

(l)	Compliance with laws (including, but not limited to, anti-corruption laws, anti-money laundering laws and sanctions).

(m)	Environmental matters.

(n)	Grant additional collateral as security for indebtedness and cause any newly acquired subsidiary to guarantee the indebtedness.

(o)	ERISA compliance.

(p)	Swap agreements.

(q)	Use of proceeds.

(r)	Unrestricted subsidiaries.

The affirmative covenants shall be subject to customary materiality qualifications and exceptions and shall be applicable to the Loan Parties and their restricted subsidiaries.

The affirmative covenants in the Second-Out Term Loan Facility shall apply to the Borrower and its restricted subsidiaries, and be no more restrictive or burdensome to such entities than those applicable to the Revolving Credit Facility.

Prior to First-Out Payment in Full, affirmative covenants applicable to the Second-Out Term Loan Facility will be limited to the following: (i) delivery of financial statements; (ii) notice of any default or event of default; (iii) insurance; and (iv) further assurances.

After First-Out Payment in Full, the Second-Out Term Loan Facility shall contain affirmative covenants substantially similar to those in the Revolving Credit Facility immediately prior to the payment in full thereof.

Negative Covenants:	Negative covenants consistent with Documentation Principles applicable to the Borrower and its restricted subsidiaries, including, but not limited to, the following:

(a)	Limitation on other debt, with exceptions for the Take-Back Notes and other unsecured notes subject to pro forma compliance with the financial covenants and other customary parameters, and permitted refinancing debt of the foregoing.

(b)	Limitation on liens, including limitations on acreage dedications.

(c)	Limitation on dividends, distributions or redemptions in respect of equity interests, including a prohibition until First-Out Payment in Full.

(d)	Limitation on investments, loans and advances, including a prohibition on investments in the Grizzly Subsidiaries.

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(e)	Limitation on change of operator.

(f)	Limitation on sale or discount of any notes receivable or accounts receivable.

(g)	Limitation on mergers and consolidations and divisions.

(h)	Limitation on sale of properties.

(i)	Limitations on transactions with affiliates.

(j)	Limitations on subsidiaries, including prohibition on foreign subsidiaries other than the Grizzly Subsidiaries.

(k)	Limitations on negative pledge agreements and dividend restrictions.

(l)	Limitations on gas imbalances, take or pay or other prepayments, and minimum volume commitments.

(m)	Limitation on entering into swap agreements, as outlined below.

(n)	Limitations on deposit, securities and commodity accounts.

(o)	Prohibition on sale and leasebacks.

(p)	Limitation on nature of business (including a prohibition on foreign operations other than those in connection with the Grizzly Subsidiaries), amendments to organizational documents, change in fiscal year, accounting changes and use of proceeds.

(q)	Limitations on voluntary prepayments and amendments of other debt, including a prohibition on the foregoing until First-Out Payment in Full.

(r) Limitations on marketing activities.

The negative covenants shall be subject to customary materiality qualifications, exceptions and baskets to be agreed and shall be applicable to the Loan Parties and their restricted subsidiaries.

The Second-Out Term Loan Facility shall have no negative covenants (including financial covenants) until First-Out Payment in Full; thereafter the Second-Out Term Loan Facility shall contain negative covenants substantially similar to but no more restrictive to such entities than those in the Revolving Credit Facility immediately prior to payment in full thereof.

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Swap Agreements:	Loan Parties may not enter into any secured swap agreements with any person other than Lenders or their affiliates. Swap agreements in respect of commodities will be prohibited if the effect would be to cause the notional volumes of all swap agreements and additional fixed-price physical off-take contracts, in the aggregate, to exceed 80% of the reasonably anticipated projected production from the Borrower’s oil and gas properties for the first 60 months following the effective date of each such swap agreement (the “Ongoing Hedges”); provided, that, for calendar year 2021, such cap shall be increased to 90% of reasonably anticipated projected production from the Borrower’s oil and gas properties; provided, further, that, in addition to the Ongoing Hedges, in connection with a proposed acquisition (each, a “Proposed Acquisition”) by a Loan Party of oil and gas properties, the Loan Parties may, upon consultation with and approval from the Agent (such approval not be unreasonably withheld, conditioned or delayed) (the date of such approval, the “Approval Date”), also enter into incremental hedging contracts with respect to the reasonably anticipated projected production of total proved oil and gas reserves to be acquired (the “acquired amount”) for notional volumes not in excess of 80% of the reasonably anticipated projected production from the Borrower’s proved reserves for the first 36 months following the effective date of each such swap agreement; provided, further, that all such incremental hedging contracts entered into with respect to a Proposed Acquisition shall be terminated or unwound within 30 days following the termination of such Proposed Acquisition (or the failure of any Loan Party to enter into a definitive acquisition agreement with respect to such Proposed Acquisition within 30 days of the Approval Date), as each such date may be extended by the Agent in its sole discretion. To the extent that the volumes hedged exceed 100% of actual or projected production, the Loan Parties shall be required to unwind swap agreements pursuant to procedures and subject to thresholds and timeframes to be agreed. The above limitations shall in any event exclude basis differential swaps and basis hedging arrangements, and shall further exclude any repurchases (whether effectuated via mutually negotiated close-out or purchase of offsetting options) of sold call transactions (or the expirations thereof), which sold call transactions were entered into prior to the closing date of the Facilities. Interest rate hedges converting rates from fixed to floating cannot exceed 75% of the then outstanding principal amount of debt for borrowed money which bears interest at a fixed rate. Interest rate hedges converting rates from floating to fixed cannot exceed 100% of the then outstanding principal amount of debt for borrowed money which bears interest at a floating rate. Without prejudice to the Borrower’s right to repurchase sold call transactions, which sold call transactions were entered into prior to the closing date of the Facilities, the Loan Parties shall be prohibited from entering or maintaining any commodity swap agreements other than (i) basis differential swaps and basis hedging arrangements, (ii) swap agreements covering identical volumes of crude oil, natural gas or natural gas liquids and identical months, and (iii) with respect to swap agreements entered into for calendar year 2022 and 2023, collars (other than three-way collars) covering identical volumes of crude oil, natural gas or natural gas liquids and identical months.

On or before November 1, 2022 the Borrower shall have entered into (and shall thereafter maintain) hedge transactions constituting Acceptable Hedge Transactions covering notional volumes of natural gas representing not less than 60% of projected production from PDP reserves for calendar year 2023, as such projected production is set forth in the reserve report provided by the Borrower on or about October 1, 2020 (the “Required Hedges”).

The Borrower may neither assign, terminate or unwind any swap agreements nor sell the Closing Date Hedges or the Required Hedges if such action would have the effect of cancelling, offsetting or otherwise reducing its positions under required swap agreements.

“Acceptable Hedge Transactions” means, (i) with respect to swap agreements entered into for calendar year 2021, swap transactions covering identical volumes of natural gas and identical months with strike prices at the prevailing strip price quoted on the New York Mercantile Exchange (“NYMEX Strip”), and (ii) with respect to swap agreements entered into for calendar year 2022 and 2023, (A) swap transactions covering identical volumes of natural gas and identical months with strike prices at NYMEX Strip, (B) deferred premium purchased puts for volumes of natural gas with a strike price not less than 10% below NYMEX Strip or (C) collars covering identical volumes of natural gas and identical months with strike prices establishing a floor no lower than the lesser of (x) the most recent price deck established by the Agent in accordance with its customary lending criteria with respect to natural gas for the applicable month and (y) a price not less than 10% below NYMEX Strip.

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Events of Default:	Consistent with Documentation Principles, events of Default (including customary notice and cure periods where appropriate) including, but not limited to, the following: (an “Event of Default”):

(a)	Failure to pay any required principal, interest, fees or other amounts when due.

(b)	Any representation or warranty shall prove to be false, incorrect or misleading in any material respect when made.

(c)	Violation of covenants.

(d)	Failure to make any payment in respect of any material indebtedness.

(e)	Occurrence of an event that results in any material indebtedness becoming due prior to its schedule maturity or enables or permits the holders of any material indebtedness to cause such material indebtedness to become due prior to its scheduled maturity.

(f)	Voluntary or involuntary bankruptcy.

(g)	Inability to pay debts when due.

(h)	An unsatisfied material judgment in excess of an amount to be agreed.

(i)	Occurrence of a change of control.

(j)	Any of the loan documents shall cease to be in full force and effect and valid, binding and enforceable against the Loan Parties or cease to create a valid and perfected Lien of the priority required thereby on any of the collateral purported to be covered thereby.

(k) ERISA events.

Required Lenders:	Lenders having at least 66 2/3% of the aggregate commitments of the Revolving Credit Facility and First-Out Term Loan Facility.

Majority Lenders:	Lenders having at least a majority of the aggregate commitments of the Revolving Credit Facility and First-Out Term Loan Facility.

Amendments and Waivers:	Approval of the Majority Lenders, except that (a) an increase in the commitment or the maximum credit amount of any Lender requires the consent of such Lender, (b) an increase to the Borrowing Base requires approval of all Lenders; provided that a waiver of a reduction shall require only Required Lender approval, (c) Borrowing Base reaffirmations and decreases, or the postponement of a Borrowing Base redetermination to a date more than 90 days after the scheduled redetermination date require approval of the Required Lenders, (d) a reduction in or postponing of the principal amount or interest rate of any loan or payment made by the LC Issuer pursuant to a Letter of Credit, a reduction in or postponing of any fees payable, a reduction in or postponing of any other indebtedness under any Loan Document, or postponing the Maturity Date requires consent of each Lender affected thereby, (e) changes to the application of insufficient payments or sharing of payments by Lenders in a manner that would alter the pro rata sharing of payments required thereby require the consent of all Lenders, (f) the consent of all Lenders will be required with respect to changes to any pro rata sharing provisions, (g) releases of all or substantially all of the value of a guarantee or releases or subordination of liens on all or substantially all of the Collateral (other than in connection with any sale of Collateral or the release or sale of the relevant guarantor permitted by the Facilities) require the consent of all Lenders or (h) a change in any of the requirements for amendments and waivers, a change in the definitions of “Majority Lenders” or “Required Lenders” or a change in any provision specifying the number or percentage of Lenders required to waive, amend or modify any rights under any Loan Document requires the consent of all Lenders (other than any Defaulting Lender); provided further that no such agreement shall amend, modify or otherwise affect the rights or duties of the Agent or the LC Issuer under any Loan Document without the prior written consent of the Agent or the LC Issuer.

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Assignments and Participations:

The Borrower may not assign any of its rights or obligations under the Credit Agreement without the prior written consent of each Lender. Any Lender may assign to one or more assignees all or a portion of its rights and obligations under the Credit Agreement (including all or a portion of its commitment and the loans at the time owing to it) with the prior written consent (such consent not to be unreasonably withheld) of (a) the Borrower, provided that no consent of the Borrower shall be required if such assignment is to a Lender, an Affiliate of a Lender, an approved fund or, after the occurrence and during the continuance of an event of default, is to any other permitted assignee (provided that the Borrower shall be deemed to have consented to such assignment unless it shall object thereto by written notice to Agent within ten (10) business days after having received notice thereof); and (b) the Agent and LC Issuer, provided that no consent of the Agent or LC Issuer shall be required for an assignment to an assignee that is a Lender, an Affiliate of a Lender or an approved fund immediately prior to giving effect to such assignment. Except in the case of an assignment to another Lender, an Affiliate of a Lender or an approved fund or an assignment of the entire portion of the loans at the time owing to the assigning Lender, the amount of the commitment or loans of the assigning Lender shall not be less than $5,000,000 unless each of the Borrower, the Agent and the LC Issuer otherwise consent. The assignor shall pay an assignment fee of $3,500 to the Agent upon the effectiveness of any assignment (including, but not limited to, an assignment by a Lender to another Lender). Any assignment under the First-Out Term Loan Facility shall be required to include a proportional amount of the Revolving Credit Facility and vice versa.

The Loan Documents shall contain customary provisions for replacing a Lender’s outstanding loans with respect to (a) a non-consenting Lender in connection with amendments, modifications and waivers requiring the consent of all Lenders or of all Lenders directly and adversely affected thereby or borrowing base redeterminations so long as the Majority Lenders or the Required Lenders, as applicable, shall have consented thereto, (b) Lenders seeking yield protection as set forth below and (c) Defaulting Lenders.

Yield Protection, Etc.	The Loan Documents shall contain customary provisions (a) protecting the Lenders against increased costs or loss of yield resulting from changes in reserve, tax, capital adequacy or other requirements of law, and from the imposition of or changes in withholding or other taxes (subject to customary limitations) (including reflecting that both (x) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines, requirements and directives thereunder, issued in connection therewith or in implementation thereof and (y) all requests, rules, guidelines, requirements and directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities, in each case pursuant to Basel III shall, in the case of each of the foregoing clause (x) and clause (y), be deemed to be a change in law after the Closing Date regardless of the date enacted, adopted or issued), (b) indemnifying the Lenders for “breakage costs” incurred in connection with, among other things, any prepayment of a Eurodollar Loan on a day other than the last day of an interest period with respect thereto, (c) concerning defaulting lenders, (d) concerning UK and EU “Bail-In” requirements, (e) alternative LIBOR provisions and (f) concerning divisions.

Expenses:	The reasonable and documented out-of-pocket expenses of the Agent and its affiliates, whether incurred prior to or subsequent to closing of the Facilities, in investigation, preparation, negotiation, documentation, syndication and administration will be for the account of Borrower, including reasonable expenses of and fees for attorneys for the Agent and other advisors and professionals engaged by the Agent, regardless of whether or not the Facilities are closed. The Borrower shall pay all costs, reasonable and documented out-of-pocket expenses, taxes, assessments, and other charges incurred by the Agent or any Lender in connection with any filing, registration, recording, or perfection of any security interest contemplated by any Loan Document.

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Indemnification:

Loan Parties shall indemnify the Agent and Lenders from and against all reasonable and documented out-of-pocket costs losses, liabilities, claims, damages or expenses relating to their commitments, loans and the Borrower’s use of loan proceeds and any enforcement or collection actions (except to the extent resulting from the gross negligence or willful misconduct of the indemnified party), including, but not limited to reasonable fees, disbursements and other charges of one firm of counsel for the Agent and all Lenders and, if necessary, one firm of local counsel in each appropriate jurisdiction and settlements costs, provided that none of the Agent or any Lender will be indemnified for any cost, expense or liability to the extent determined by a court of competent jurisdiction in a final and non-appealable decision to have resulted from (a) the gross negligence or willful misconduct of such person or any of its affiliates or controlling persons or any of the officers, directors, employees, agents or members of any of the foregoing, (b) a material breach in bad faith of the obligations under the Loan Documents by such Lender (in the case of each preceding clauses (a) or (b), as determined by a court of competent jurisdiction in a final and non-appealable judgment) or (c) disputes between and among indemnified persons and not involving any act or omission of the Borrower other than any claims against an indemnified person in its capacity or fulling its role as an agent or arranger with respect to the Facilities. This indemnification shall survive and continue for the benefit of the Agent and Lenders at all times after the Borrower’s acceptance of such Lenders’ commitment for the Facilities, notwithstanding any failure of the Facilities to close.

Lender ERISA Representations; Qualified Financial Contract Stay Rules:	Consistent with Documentation Principles.

Governing Law:	State of New York.

Counsel to the Agent and the Arrangers:	Latham & Watkins LLP

Certain Waivers:

The Borrower and each other Loan Party shall waive their right to a trial by jury. All parties shall waive the right to claim or recover special, exemplary, punitive or consequential damages other than actual damages, in any action related to the

Facilities.

Other:

The Loan Documents will reflect operational, agency, assignment and related provisions, changes and updates thereto not specifically set forth in this Term Sheet that are customarily included in credit agreements with respect to which the Agent acts as administrative agent. This Summary is intended as an outline of certain of the material terms of the Facilities and does not purport to summarize all of the conditions, covenants, representations, warranties and other provisions which would be contained in Loan Documents.

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Addendum I - Pricing, Fees and Interest Rates

Interest Rates:	At Borrower’s option:

• ABR plus the Applicable Margin determined in accordance with the Pricing Grid below.

• LIBO Rate plus the Applicable Margin determined in accordance with the Pricing Grid below.

“ABR” means a fluctuating rate of interest equal to the highest of (a) the US Prime Rate of interest in effect on such day, (b) 30-day LIBO Rate plus 1.0% per annum and (c) the sum of the Federal Funds Effective Rate in effect on such day plus 0.5% per annum.

“Prime Rate” means the rate of interest per annum determined by Scotiabank from time to time as its prime commercial lending rate for United States Dollar loans in the United States for such day. The Prime Rate is not necessarily the lowest rate that Scotiabank is charging any corporate customer.

“LIBO Rate” means, for any interest period with respect to any LIBO Rate loan: (a) the rate of interest per annum, expressed on the basis of a year of 360 days, determined by the Agent, which is equal to the offered rate that appears on the page of the Reuters LIBOR01 screen (or any successor thereto as may be selected by the Agent) for deposits in Dollars with a term equivalent to such interest period, determined as of approximately 11:00 a.m. (London time) two (2) business days prior to the first day of such interest period, or (b) if the rates referenced in the preceding subsection (a) are not available, the rate per annum determined by the Agent as the rate of interest, expressed on a basis of 360 days at which deposits in Dollars for delivery on the first day of such interest period in same day funds in the approximate amount of the LIBO Rate loan being made, continued or converted by the Agent and with a term and amount comparable to such interest period and principal amount of such LIBO Rate loan as would be offered by the Agent’s London Branch to major banks in the offshore Dollar market at their request at approximately 11:00 a.m. (London time) two (2) business days prior to the first day of such interest period.

“Federal Funds Effective Rate” means, for any day, an interest rate per annum equal to the weighted average of the rates on overnight Federal Funds transactions with members of the Federal Reserve System arranged by Federal funds brokers, as published for such day by the Federal Reserve Bank of New York, or if such rate is not so published for such day, the average of the quotations for such day on such transactions received by the Agent from three Federal funds brokers of recognized standing selected by it.

LIBO Rate interest periods shall be one, two, three, six or twelve months. Interest on ABR loans shall be payable on the last day of each quarter, upon any prepayment (whether due to acceleration or otherwise) and at final maturity. Interest on LIBO Rate loans shall be payable in arrears on the last day of each interest period, in the case of an interest period longer than three months, quarterly, upon any prepayment (whether due to acceleration or otherwise) and at final maturity. All interest shall be calculated for actual days elapsed on the basis of a 360-day year, unless such calculation would exceed the highest lawful rate, in which case interest shall be calculated for actual days elapsed on the basis of a 365, or when appropriate 366, day year.

In no event shall LIBOR be less than one percent (1.0%).

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The Loan Documents shall include customary provisions relating to a replacement rate for LIBOR.

The Loan Documents shall include provisions consistent with Documentation Principles including, without limitation, in respect of breakage or redeployment costs incurred in connection with prepayments, reallocation and cash collateralization for Letters of Credit in the event any Lender under any Facility becomes a Defaulting Lender, changes in capital adequacy and capital requirements or their interpretation, illegality, unavailability, reserves without proration or offset and payments free and clear of withholding or other taxes (unless required by applicable law) but in any event excluding liability for taxes associated with the Foreign Account Tax Compliance Act.

Automatically during any payment or bankruptcy event of default or upon notice by the Majority Lenders in the event of any other event of default, the interest rate will be equal to ABR or LIBOR, as applicable, plus the Applicable Margin, plus 2% per annum.

Letter of Credit Fees:

Letter of Credit fees are due quarterly in arrears and on the Maturity Date to be shared proportionately by the Lenders (other than Defaulting Lenders). Letter of Credit fees shall accrue at the same rate as set forth in the Pricing Grid for applicable margin for LIBO Rate loans. In addition, the Borrower shall pay the Agent for the account of the LC Issuer a fronting fee equal to 0.20% of the aggregate face amount of outstanding Letter of Credits. Letter of Credit fees will be calculated on the stated amount of each Letter of Credit for the duration thereof.

Commitment Fees:	The Borrower agrees to pay a commitment fee, which shall accrue at a rate per annum determined based on the Pricing Grid below on the average daily unused amount of the commitment of each Lender during the period from and including the Closing Date to but excluding the Maturity Date. Accrued commitment fees shall be payable quarterly in arrears and on the Termination Date, commencing on the first quarter after the Closing Date. All commitment fees shall be calculated for actual days elapsed on the basis of a 360-day year, unless such calculation would exceed the highest lawful rate, in which case interest shall be calculated for actual days elapsed on the basis of a 365, or when appropriate 366, day year.

Upfront Fees:	The Borrower shall pay to the Administrative Agent, for the pro rata account of each of the Lenders, upfront fees in an aggregate amount equal to 75.0 bps of the aggregate amount of the Facilities, which shall be fully earned and will be due and payable in full in cash on the Closing Date.

Pricing Grid:	The Applicable Margin and Applicable Commitment Fee for Revolving Loans will be determined in accordance with the following table:

	Borrowing Base Utilization	LIBOR Margin	ABR	Commitment
Level 1	≤ 25%	300.0 bps	200.0 bps	50.0 bps
Level 2	> 25% but ≤ 50%	325.0 bps	225.0 bps	50.0 bps
Level 3	> 50% but ≤ 75%	350.0 bps	250.0 bps	50.0 bps
Level 4	> 75% but ≤ 90%	375.0 bps	275.0 bps	50.0 bps
Level 5	> 90%	400.0 bps	300.0 bps	50.0 bps

The First-Out Term Loans shall accrue interest at a rate per annum equal to LIBOR (subject to a 1.00% floor) plus 4.50% or, at the option of the Borrower, ABR (subject to a 2.00% floor) plus 3.50%.

The term loans outstanding under the Second-Out Term Loan Facility shall accrue interest at a rate per annum equal to LIBOR (subject to a 1.00% floor) plus 3.00% or, at the option of the Borrower, ABR (subject to a 2.00% floor) plus 2.00%

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EXHIBIT H

Rights Offering Procedures

H-1

GULFPORT ENERGY CORPORATION (THE “COMPANY”)

RIGHTS OFFERING PROCEDURES

Each share of Rights Offering Stock1 distributed and issued by the Debtors upon the exercise of Subscription Rights (as defined below) pursuant hereto is being distributed and issued by the Debtors without registration under the Securities Act of 1933, as amended (the “Securities Act”), in reliance upon the exemption provided in section 1145 of the Bankruptcy Code. Each share of Rights Offering Stock distributed and issued by the Debtors to the Backstop Commitment Parties on account of the Backstop Obligations (as defined in the Backstop Commitment Agreement) and the Backstop Commitment Premium (as defined in the Backstop Commitment Agreement) will be made in reliance on the exemption from registration provided by section 4(a)(2) and Regulation D of the Securities Act. None of the rights to subscribe (the “Subscription Rights”) to the Rights Offering or the Rights Offering Stock issuable upon exercise of such Subscription Rights distributed pursuant to these Rights Offering Procedures have been or will be registered under the Securities Act, nor any state or local law requiring registration for offer and sale of a security.

The Subscription Rights are not transferable separate from the corresponding Notes (or Other Claims) for which such Subscription Rights were issued. Any Notes (or Other Claims (as defined below)) traded after the Subscription Expiration Date will not be traded with the Subscription Rights attached.

The Debtors, through their agents, distributed a Disclosure Statement in connection with the Debtors’ solicitation of votes to accept or reject the Plan. The Disclosure Statement sets forth important information, including risk factors, that should be carefully read and considered by each Eligible Holder prior to making a decision to participate in the Rights Offering. Additional copies of the Disclosure Statement are available upon request from Epiq Bankruptcy Solutions LLC (the “Subscription Agent”). The Disclosure Statement is also available on the case website at: https://dm.epiq11.com/case/gulfport.

Each Eligible Holder exercising the Subscription Rights acknowledges and agrees that by exercising such Subscription Rights, such Eligible Holder also agrees to vote in favor of the Plan.

The Rights Offering is being conducted by the Company in good faith and in compliance with the Bankruptcy Code. In accordance with section 1125(e) of the Bankruptcy Code, a debtor or any of its agents that participate, in good faith and in compliance with the applicable provisions of the Bankruptcy Code, in the offer, issuance, sale, or purchase of a security offered or sold under the plan of the debtor, of an affiliate participating in a joint plan with the debtor, or of a newly organized successor to the debtor under the plan, is not liable, on account of such participation, for violation of any applicable law, rule, or regulation governing the offer, issuance, sale, or purchase of securities.

[1]	Terms capitalized but not immediately defined shall have the meanings ascribed to such terms elsewhere in these Rights Offering Procedures or in the Joint Chapter 11 Plan of Reorganization of Gulfport Energy Corporation and Its Debtor Subsidiaries [Docket No. 241] (as may be amended, modified, or supplemented from time to time, the “Plan”), as applicable.

1

Eligible Holders should note the following times relating to the Rights Offering:

Date	Calendar Date	Event
Record Date	February 23, 2021	The date and time fixed by the Company for the determination of the Eligible Holders (and their valid transferees) of Allowed General Unsecured Claims against Gulfport Subsidiaries to participate in the Rights Offering.
Subscription Commencement
Date	March 1, 2021 (or as soon as reasonably practicable thereafter)	Commencement of the Rights Offering.

Subscription Expiration Date	11:59 p.m. Central Time on March 29, 2021	The deadline for Eligible Holders to subscribe for Rights Offering Stock in accordance with the directions in the applicable Subscription Form.

Subscription Funding Deadline (only for Non-Backstop Commitment Parties)	4:00 p.m. Central Time on March 30, 2021	Eligible Holders that are not Backstop Commitment Parties must deliver the aggregate Purchase Price by the Subscription Funding Deadline.

Eligible Holders that are Backstop Commitment Parties must deliver the aggregate Purchase Price no later than the applicable Subscription Funding Date (as defined in the Backstop Commitment Agreement) in accordance with the terms of the Backstop Commitment Agreement.

2

To Eligible Holders and Nominees of Eligible Holders:

On November 24, 2020, the Debtors filed the Plan with the United States Bankruptcy Court for the Southern District of Texas, Houston Division, and the Disclosure Statement for the Joint Chapter 11 Plan of Reorganization of Gulfport Energy Corporation and Its Debtor Subsidiaries (as may be amended from time to time in accordance with its terms, the “Disclosure Statement”) [Docket No. 242]. Pursuant to the Plan, each Holder of Claims in Class 4B and Class 5B entitled to vote on the Plan in accordance with the Solicitation Procedures2 as of the Record Date, or a valid transferee of such Claims after the Record Date and prior to the Subscription Expiration Date (in each case, an “Eligible Holder”), has a right to participate in the Rights Offering (as defined below) in accordance with the terms and conditions of these Rights Offering Procedures.

Pursuant to the Plan, each Eligible Holder will receive rights to subscribe for its pro rata portion of a rights offering of New Preferred Stock in an aggregate amount of $50,000,000 (the “Rights Offering,” and such shares, the “Rights Offering Stock”). To participate, each Eligible Holder of Notes Claims in Class 5B entitled to vote on the Plan in accordance with the Solicitation Procedures as of the Record Date (an “Eligible Notes Holder”) must timely and properly arrange for its nominee, broker, or other DTC participant (each, a “Nominee”) to tender the relevant portion of such holder’s Notes via the Automated Tender Offer Program (“ATOP”) of the Depository Trust Company (“DTC”). To validly exercise its Subscription Rights, each Eligible Notes Holder must return a duly completed and executed Subscription Form (such form to be completed by Eligible Notes Holders, an “Eligible Notes Holder Subscription Form”) to its Nominee (or otherwise follow the directions of its Nominee), so that such Eligible Notes Holder’s subscription instructions may be effected by the Nominee by delivering the applicable Notes via DTC’s ATOP system prior to the Subscription Expiration Date. Delivery of Notes via ATOP shall be the sole means for an Eligible Notes Holder to exercise the Subscription Rights associated with such Notes.

Each Holder of Claims in Class 4B entitled to vote on the Plan in accordance with the Solicitation Procedures as of the Record Date (each such claim, an “Other Claim” and such holder, an “Other Eligible Holder”) may participate in the Rights Offering by timely and properly executing and delivering a Subscription Form (such form to be completed by Other Eligible Holders, an “Other Eligible Holder Subscription Form”) with an accompanying IRS Form W-9 or IRS Form W-8, as applicable, to the Subscription Agent in advance of the Subscription Expiration Date. As used herein, the term “Subscription Form” refers to the Eligible Notes Holder Subscription Form and/or the Other Eligible Holder Subscription Form, as applicable.

Payment of the aggregate Purchase Price (as defined below) with respect to Eligible Holders that are not Backstop Commitment Parties must be made to the Subscription Agent on or before the Subscription Funding Deadline either by the Eligible Holder or its Nominee, by wire transfer ONLY of immediately available funds in accordance with the directions in the applicable Subscription Form. Backstop Commitment Parties must provide the aggregate Purchase Price (as defined below) in the manner and by the deadline (the “Subscription Funding Date”) specified in the Backstop Commitment Agreement.

[2]	“Solicitation Procedures” means the Solicitation Procedures attached to the Order (I) Approving the Adequacy of the Disclosure Statement, (II) Approving the Solicitation Procedures with Respect to Confirmation of the Debtors’ Proposed Chapter 11 Plan, (III) Approving the Forms of Ballots and Notices in Connection Therewith, (IV) Approving the Rights Offering Procedures and Related Materials, (V) Scheduling Certain Dates with Respect Thereto, and (VI) Granting Related Relief as Exhibit 2.

3

The amount of time necessary for a Nominee to process and deliver underlying Notes via ATOP is variable, and Eligible Notes Holders are urged to consult with their Nominees to determine the necessary deadline to return their beneficial holder subscription instructions. Failure to submit such beneficial holder subscription instructions on a timely basis will result in forfeiture of an Eligible Notes Holder’s rights to participate in the Rights Offering. Neither the Company, the Subscription Agent, nor any of the Backstop Commitment Parties will have any liability for any such failure.

No Eligible Holder shall be entitled to participate in the Rights Offering unless the aggregate Purchase Price (as defined below) for the Rights Offering Stock it subscribes for is received by the Subscription Agent by the Subscription Funding Deadline (or in the case of a Backstop Commitment Party, the Subscription Funding Date). No interest is payable on any advanced funding of the Purchase Price. If the Rights Offering is terminated for any reason, the aggregate Purchase Price previously received by the Subscription Agent will be returned to Eligible Holders as provided in section 7 hereof. No interest will be paid on any returned Purchase Price.

Any Eligible Holder submitting payment must coordinate such payment in sufficient time to forward such payment to the Subscription Agent by the Subscription Funding Deadline (or in the case of a Backstop Commitment Party, the Subscription Funding Date).

To participate in the Rights Offering, an Eligible Holder must complete all of the steps outlined below. If all of the steps outlined below are not completed by the relevant deadline, an Eligible Holder shall be deemed to have forever and irrevocably relinquished and waived its right to participate in the Rights Offering.

Each Eligible Holder exercising the Subscription Rights acknowledges and agrees that by exercising such Subscription Rights, such Eligible Holder also agrees to vote in favor of the Plan.

1. Rights Offering

Eligible Holders that are not Backstop Commitment Parties have the right, but not the obligation, to participate in the Rights Offering, and such Eligible Holders that participate in the Rights Offering shall receive rights to subscribe for their pro rata portion of the Rights Offering Stock. Backstop Commitment Parties are required, pursuant to the Backstop Commitment Agreement, to subscribe in full with respect to their Subscription Rights.

Subject to the terms and conditions set forth in the Plan and these Rights Offering Procedures: (i) each Eligible Notes Holder is entitled to subscribe for up to (A) 0.02817329 shares of Rights Offering Stock per $1,000 of principal amount of the Company’s 2023 Notes, (B) 0.02809903 shares of Rights Offering Stock per $1,000 of principal amount of the Company’s 2024 Notes, (C) 0.02784928 shares of Rights Offering Stock per $1,000 of principal amount of the Company’s 2025 Notes, and (D) 0.02775145 shares of Rights Offering Stock per $1,000 of principal amount of the Company’s 2026 Notes, and (ii) each Other Eligible Holder is entitled to subscribe for up to 0.02741342 shares of Rights Offering Stock per $1,000 in value of such holder’s Other Claims. The purchase price for each share of Rights Offering Stock shall be $1,000 per share (the “Purchase Price”).

4

There will be no over-subscription privilege in the Rights Offering. Any shares of Rights Offering Stock that are unsubscribed by the Eligible Holders entitled thereto will not be offered to other Eligible Holders but will be purchased by the Backstop Commitment Parties in accordance with the Backstop Commitment Agreement. Subject to the terms and conditions of the Backstop Commitment Agreement, each Backstop Commitment Party is obligated to purchase its pro rata portion of the shares of Rights Offering Stock that are unsubscribed by the Eligible Holders in the Rights Offering.

Any Eligible Holder that subscribes for Rights Offering Stock and is deemed to be an “underwriter” under section 1145(b) of the Bankruptcy Code will be subject to restrictions under the Securities Act on its ability to resell those securities. Resale restrictions are discussed in more detail in Article XI of the Disclosure Statement, entitled “Certain Securities Law Matters.”

SUBJECT TO THE TERMS AND CONDITIONS OF THE RIGHTS OFFERING PROCEDURES AND THE BACKSTOP COMMITMENT AGREEMENT IN THE CASE OF ANY BACKSTOP COMMITMENT PARTY, ALL SUBSCRIPTIONS SET FORTH IN THE SUBSCRIPTION FORM(S) ARE IRREVOCABLE.

2. Subscription Period

The Rights Offering will commence on the Subscription Commencement Date and will expire at the Subscription Expiration Date. Each Eligible Holder intending to purchase Rights Offering Stock in the Rights Offering must affirmatively elect to exercise its Subscription Rights in the manner set forth in the Subscription Form by the Subscription Expiration Date. Backstop Commitment Parties are required, pursuant to the Backstop Commitment Agreement, to subscribe in full with respect to their Subscription Rights.

Any exercise of Subscription Rights by an Eligible Holder after the Subscription Expiration Date will not be allowed and any purported exercise received by the Subscription Agent after the Subscription Expiration Date, regardless of when the documents or payment relating to such exercise were sent, will not be honored, except that the Company shall have the discretion, with the prior written consent of the Required Backstop Parties (as defined in the Backstop Commitment Agreement) in their sole discretion, to allow any exercise of subscription rights after the Subscription Expiration Date.

The Subscription Expiration Date may be extended by the Company with the prior written consent of the Required Backstop Parties or as required by law.

3. Delivery of Subscription Documents

Each Eligible Holder may exercise all or any portion of such Eligible Holder’s Subscription Rights, but subject to the terms and conditions contained herein. To facilitate the exercise of the Subscription Rights, beginning on the Subscription Commencement Date, the applicable Subscription Form and these Rights Offering Procedures will be sent to Eligible Holders at that time, together with appropriate instructions for the proper completion, due execution, and timely delivery of the executed Subscription Form (if applicable) and the payment of the applicable aggregate Purchase Price for Rights Offering Stock.

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4. Exercise of Subscription Rights

To exercise an Eligible Notes Holder’s Subscription Rights, such Eligible Holder’s Nominee must submit the relevant portion of Notes as to which the Subscription Rights pertain into the ATOP system to the account maintained by the Subscription Agent with DTC.

(a) To validly exercise its Subscription Rights, each Eligible Notes Holder must return a duly completed and executed Subscription Form to its Nominee (or otherwise follow the directions of its Nominee), so that such holder’s subscription instructions may be effected by the Nominee by delivering the applicable Notes via DTC’s ATOP system prior to the Subscription Expiration Date. To exercise an Other Eligible Holder’s Subscription Rights, each Other Eligible

Holder must return a duly completed Subscription Form with an accompanying IRS Form W-9 or IRS Form W-8, as applicable, to the Subscription Agent by the Subscription Expiration Date.

(b) Payment of the aggregate Purchase Price with respect to Eligible Holders that are not Backstop Commitment Parties must be made to the Subscription Agent on or before the Subscription Funding Deadline either by the Eligible Holder or its Nominee, by wire transfer ONLY of immediately available funds in accordance with the directions in the applicable Subscription Form. Payment of the aggregate Purchase Price with respect to Eligible Holders that are Backstop Commitment Parties must be made to the Subscription Agent or to the escrow account established and maintained by a third party satisfactory to the Backstop Commitment Parties and the Company, on or before the Subscription Funding Date, by wire transfer ONLY of immediately available funds in accordance with wire instructions included in the Subscription Form.

(c) With respect to 4(a) and 4(b) above, each Eligible Notes Holder must duly complete, execute, and return the applicable Subscription Form to its Nominee (or otherwise follow its Nominee’s instructions) in sufficient time to allow its Nominee to process its instructions and deliver the underlying Notes through ATOP, and payment of the aggregate Purchase Price, payable for the Rights Offering Stock elected to be purchased by such Eligible Holder, must be made on or before the Subscription Funding Deadline (or in the case of a Backstop Commitment Party, the Subscription Funding Date).

(d) Once an Eligible Holder has properly exercised its Subscription Rights, subject to the terms and conditions contained in these Rights Offering Procedures and, in the case of any Backstop Commitment Party, the Backstop Commitment Agreement, such exercise will be irrevocable. Upon such exercise, the Notes subject to such exercise of Subscription Rights will be tendered via ATOP, and will not be further transferable by the Eligible Holder.

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5. Subscription Payments

(a) In the event that the funds received from any Eligible Holder do not correspond to the Purchase Price payable for the Rights Offering Stock elected to be purchased by such Eligible Holder, the number of shares of Rights Offering Stock deemed to be purchased by such Eligible Holder will be the lesser of (i) the number of shares of Rights Offering Stock elected to be purchased by such Eligible Holder as evidenced by the applicable Subscription Form or Notes ATOP submission(s) (as applicable) and (ii) a number of shares of Rights Offering Stock determined by dividing the amount of the funds received by the Purchase Price, in each case up to such Eligible Holder’s pro rata portion of Rights Offering Stock.

(b) The cash paid to the Subscription Agent in accordance with these Rights Offering Procedures will be deposited and held by the Subscription Agent in a segregated account until released to the Debtors in connection with the settlement of the Rights Offering on the Effective Date. The Subscription Agent may not use such cash for any other purpose prior to the Effective Date and may not encumber or permit such cash to be encumbered with any lien or similar encumbrance. The cash held by the Subscription Agent hereunder shall not be deemed part of the Debtors’ bankruptcy estates.

6. Transfer Restriction; Revocation

Except as provided in the Backstop Commitment Agreement with respect to the Backstop Commitment Parties, the Subscription Rights are not transferable separately from the corresponding Notes (or Other Claim) for which such Subscription Rights were issued. Any Notes traded after the Subscription Expiration Date will not be traded with the Subscription Rights attached.

Once an Eligible Holder has properly exercised its Subscription Rights, subject to the terms and conditions contained in these Rights Offering Procedures and, in the case of any Backstop Commitment Party, the Backstop Commitment Agreement, such exercise will be irrevocable. Upon such exercise, the Notes subject to such exercise of Subscription Rights will be tendered via ATOP, and will not be further transferable by the Eligible Holder.

7. Termination/Return of Payment

Unless the Effective Date has occurred, the Rights Offering will be deemed automatically terminated without any action of any party upon the earlier of (i) termination of the Plan or rejection of the Plan by all classes entitled to vote, (ii) termination of the Restructuring Support Agreement in accordance with its terms, and (iii) termination of the Backstop Commitment Agreement in accordance with its terms. In the event the Rights Offering is terminated other than through completion according to its terms, any payments received pursuant to these Rights Offering Procedures will be returned, without interest, to the applicable Eligible Holder as soon as reasonably practicable, but in any event, within five Business Days after the date of termination.

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8. Settlement of the Rights Offering and Distribution of the Rights Offering Stock

The settlement of the Rights Offering is conditioned on confirmation of the Plan by the Bankruptcy Court, compliance by the Debtors with these Rights Offering Procedures, and the simultaneous occurrence of the Effective Date.

The Debtors intend that the Rights Offering Stock will be issued to the Eligible Notes Holders to the account that submitted the Notes in the Rights Offering, and that DTC, or its nominee, will be the holder of record of such Rights Offering Stock. To the extent DTC is unwilling or unable to make the Rights Offering Stock eligible on the DTC system, the Rights Offering Stock will be issued directly to the Eligible Holder or its designee in book-entry form on the books of the Company’s transfer agent. The Debtors intend that the Rights Offering Stock will be issued directly to Other Eligible Holders in book-entry form on the books of the Company’s transfer agent.

9. Fractional Shares

No fractional rights or Rights Offering Stock will be issued in the Rights Offering. All allocations of Rights Offering Stock will be calculated and rounded down to the nearest whole share.

10. Validity of Exercise of Subscription Rights

All questions concerning the timeliness, viability, form, and eligibility of any exercise of Subscription Rights will be determined in good faith by the Debtors in consultation with the Required Backstop Parties (as defined in the Backstop Commitment Agreement), and, if necessary, subject to a final and binding determination by the Bankruptcy Court. The Debtors, with the prior written consent of the Required Backstop Parties, may waive or reject any defect or irregularity in, or permit such defect or irregularity to be corrected within such time as they may determine in good faith, the purported exercise of any Subscription Rights. Subscription Forms will be deemed not to have been received or accepted until all irregularities have been waived or cured within such time as the Debtors determine in good faith in consultation with the Required Backstop Parties.

Before exercising any Subscription Rights, Eligible Holders should read the Disclosure Statement and the Plan for information relating to the Debtors and the risk factors to be considered.

All calculations, including, to the extent applicable, the calculation of (a) the value of any Eligible Holder’s Allowed General Unsecured Claims against Gulfport Subsidiaries for the purposes of the Rights Offering and (b) any Eligible Holder’s Rights Offering Stock, shall be made in good faith by the Company with the prior written consent of the Required Backstop Parties, in each case in accordance with any Claim amounts included in the Plan, and such calculations will be conclusive absent manifest error. Any disputes regarding such calculations shall be subject to a final and binding determination by the Bankruptcy Court.

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11. Modification of Procedures

With the prior written consent of the Required Backstop Parties, the Debtors reserve the right to modify these Rights Offering Procedures, or adopt additional procedures consistent with these Rights Offering Procedures to effectuate the Rights Offering and to issue the Rights Offering Stock, provided, however, that the Debtors shall provide prompt written notice to each Eligible Holder of any material modification to these Rights Offering Procedures made after the Subscription Commencement Date, provided further that any amendments or modifications to the terms of the Rights Offering are subject to the provisions of section 8.5 of the Backstop Commitment Agreement. In so doing, and subject to the prior written consent of the Required Backstop Parties, the Debtors may execute and enter into agreements and take further action that the Debtors determine in good faith is necessary and appropriate to effectuate and implement the Rights Offering and the issuance of the Rights Offering Stock.

The Debtors shall undertake reasonable procedures to confirm that each participant in the Rights Offering is in fact an Eligible Holder.

12. Inquiries; Subscription Agent

The Rights Offering instructions for Eligible Holders in the applicable Subscription Form should be carefully read and strictly followed by the Eligible Holders.

Questions relating to the Rights Offering should be directed to the Subscription Agent as follows: (a) writing to Gulfport Energy Corporation c/o Epiq Corporate Restructuring LLC, 10300 SW Allen Boulevard, Beaverton, OR 97005; (b) calling (646) 282-2500 (toll free) and requesting to speak with a member of the Subscription Agent; or (c) emailing Tabulation@epiqglobal.com (please reference “GPOR Subscription” in the subject line).

The risk of non-delivery of all documents and payments is borne by the Eligible Holder electing to exercise its Subscription Rights and not the Debtors, the Subscription Agent, or the Backstop Commitment Parties.

The Subscription Expiration Date is 11:59 p.m. Central Time on March 29, 2021.

The Subscription Funding Deadline (for Non-Backstop Commitment Parties) is 4:00 p.m.

Central Time on March 30, 2021.

Backstop Commitment Parties must fund by the Subscription Funding Date, which will be set forth in their Backstop Notice.

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